Form 20-F
period 2011-12-31
SEQUANS COMMUNICATIONS
filed 2012-03-30
CIK 1383395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-35135

SEQUANS COMMUNICATIONS S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

French Republic

(Jurisdiction of incorporation or organization)

19 Le Parvis

92073 Paris-La Défense, France

(Address of principal executive offices)

Georges Karam

Chairman and Chief Executive Officer

Sequans Communications S.A.

19 Le Parvis

92073 Paris-La Défense, France

Telephone: +33 1 70 72 16 00

Facsimile: +33 1 70 72 16 09

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one	New York Stock Exchange
ordinary share, nominal value €0.02 per share Ordinary shares, nominal value €0.02 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value €0.02 per share: 34,667,339 as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes   ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☑

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS IN THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes  ☐    No  ☐

SEQUANS COMMUNICATIONS S.A.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

i

INTRODUCTION

Unless otherwise indicated, “Sequans Communications S.A.”, “Sequans Communications”, “the Company”, “we”, “us” and “our” refer to Sequans Communications S.A. and its consolidated subsidiaries.

In this annual report, references to the “euro” or “€” are to the euro currency of the European Union and references to “U.S. dollars” or “$” are to Unites States dollars.

Reference to the “the Shares” are references to Sequans Communications’ Ordinary Shares, nominal value €0.02 per share, and references to “the ADSs” are to Sequans Communications’ American Depositary Shares (each representing one Ordinary Share), which are evidence by American Depositary Receipts (ADRs).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. When used in this annual report the words “anticipate”, “objective”, “may”, “might”, “should”, “could”, “can”, “intend”, “expect”, “believe”, “estimate”, “predict”, “potential”, “plan”, “is designed to” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	forecast and trends the markets in which we compete and in which our products are sold, including statements regarding the WiMAX and LTE markets;

•	our expectations regarding our expenses, sales and operations;

•	our expectations regarding our operating results;

•	our expectations regarding our customer concentration;

•	trends and challenges in the markets in which we operate, including average selling price reductions, cyclicality in the wireless communications industry and transitions to new process technologies;

•	our ability to anticipate the future market demands and future needs of our customers;

•	our ability to achieve new design wins;

•	our intent to expand our product platform to address the LTE market;

•	our plans for future products and enhancements of existing products;

•	anticipated features and benefits of our current and future products;

•	our growth strategy elements and our growth rate;

•	our ability to protect and defend our intellectual property against potential third party intellectual property infringement claims;

•	general economic conditions in our domestic and international markets; and

•	our future cash needs and our estimates regarding our capital requirements and our need for additional financing.

These statements reflect our current views with respect to future events and are based on assumptions and subject to risk and uncertainties. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We cannot assure you that our plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this annual report, including, but not limited to, those factors described in “Item 3.D—Risk Factors”, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects”.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this annual report. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management And Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods. The consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011, the consolidated statements of financial position data at December 31, 2009, 2010 and 2011, and the consolidated statements of cash flow data for the years ended December 31, 2009, 2010 and 2011 have been derived from our audited Consolidated Financial Statements included elsewhere in this annual report. The consolidated statements of operations data for the years ended December 31, 2007 and 2008, consolidated statements of financial position data at December 31, 2007 and 2008, and the consolidated statements of cash flow data for the years ended December 31, 2007 and 2008, have been derived from our audited Consolidated Financial Statements not included in this annual report.

Our financial statements included in this annual report were prepared in U.S. dollars in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

	Years ended December 31,
	2007	2008	2009	2010 adjusted(3)	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product revenue	$9,316	$15,777	$15,564	$64,933	$91,742
Other revenue	4,663	6,967	3,992	3,611	1,972

Total revenue	13,979	22,744	19,556	68,544	93,714

Cost of revenue(1):
Cost of product revenue	5,982	7,370	7,863	33,272	46,167
Cost of other revenue	316	320	330	340	247

Total cost of revenue	6,298	7,690	8,193	33,612	46,414
Gross profit	7,681	15,054	11,363	34,932	47,300
% of revenue	55%	66%	58%	51%	50%
Operating expenses(1):
Research and development	10,927	12,030	13,857	17,917	24,935
Sales and marketing	6,405	8,277	9,242	13,541	12,963
General and administrative	2,032	3,546	3,410	3,953	8,327

Total operating expenses	19,364	23,853	26,509	35,411	46,225

Operating income (loss)	(11,683)	(8,799)	(15,146)	(479)	1,075
Financial income (expense)	243	593	(1,665)	(2,063)	(1,133)

Profit (Loss) before income taxes	(11,440)	(8,206)	(16,811)	(2,542)	(58)
Income tax expense (benefit)	—	70	61	150	371

Profit (Loss)	$(11,440)	$(8,276)	$(16,872)	$(2,692)	$(429)

Basic earnings (loss) per share(2)	$(0.53)	$(0.36)	$(0.73)	$(0.11)	$(0.01)

Diluted earnings (loss) per share(2)	$(0.53)	$(0.36)	$(0.73)	$(0.11)	$(0.01)

Number of shares used for computing(2):
Basic	21,562	22,906	23,257	24,980	32,611

Diluted	21,562	22,906	23,257	24,980	32,611

	At December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$10,546	$15,849	$7,792	$9,739	$57,220
Total current assets	20,438	27,643	21,919	39,365	86,255
Total assets	26,604	34,591	28,813	49,717	101,030
Current loans and borrowings	810	255	3,754	3,564	—
Total current liabilities	11,651	8,520	14,182	27,556	16,142
Total equity	12,798	14,810	893	20,699	84,244

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Statements of Cash Flow Data:
Net cash flow from (used in) operating activities	$(3,511)	$(7,960)	$(11,852)	$1,481	$2,763
Net cash flow used in investments activities	(4,103)	(4,141)	(3,555)	(7,377)	(10,333)
Net cash flow from (used in) financing activities	(901)	17,424	7,338	7,844	55,057
Net foreign exchange difference	—	(20)	12	(1)	(6)
Cash and cash equivalents at January 1	19,061	10,546	15,849	7,792	9,739
Cash and cash equivalents at December 31	10,546	15,849	7,792	9,739	57,220

(1)	Includes share-based compensation as follows:

	$000.0.	$000.0.	$000.0.	$000.0.	$000.0.
	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Cost of revenue	$36	$31	$24	$23	$208
Operating expenses	1,083	902	1,151	1,108	3,966

Share-based compensation	$1,119	$933	$1,175	$1,131	$4,174

(2)	All per share data reflect a 1-for-2 reverse split of our share capital that was effective on April 12, 2011.
(3)	As adjusted to reflect the classification of foreign exchange gains and losses related to hedges of euro-based operating expenses from financial result to operating expenses. The effect on the year ended December 31, 2010 was to reduce operating expenses and foreign exchange gain by $0.2 million.

Exchange Rate Information

In this annual report, for convenience only, we have translated the euro amounts reflected in our financial statements as of and for the year ended December 31, 2011 into U.S. dollars at the rate of €1.00 = $1.2973, the noon buying rate for euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on December 30, 2011. You should not assume that, on that or on any other date, one could have converted these amounts of euros into U.S. dollars at that or any other exchange rate.

The following table sets forth, for each period indicated, the low and high exchange rates for euros expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the noon buying rate in the City of New York for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York. The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this annual report may vary.

	Year Ended December 31,
	2007	2008	2009	2010	2011
High	1.4862	1.6010	1.5100	1.4536	1.4875
Low	1.2904	1.2446	1.2547	1.1959	1.2926
Period End	1.4603	1.3919	1.4432	1.3269	1.2973
Average Rate	1.3797	1.4726	1.3935	1.3261	1.3931

The following table sets forth, for each of the last six months, the low and high exchange rates for Euros expressed in U.S. Dollars and the exchange rate at the end of the month based on the noon buying rate as described above. The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

	Last Six Months
	September	October	November	December	January	February
High	1.4283	1.4172	1.3803	1.3487	1.3192	1.3463
Low	1.3446	1.3281	1.3244	1.2926	1.2682	1.3087
End of Month	1.3449	1.3947	1.3453	1.2973	1.3053	1.3359

On March 23, 2012, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, was €1.00 = $1.3263.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (“SEC”), including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” on page 1.

Risks related to our Business and Industry

We have a history of losses, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.

We were established in 2003 and began operations in 2004, and have incurred losses on an annual basis since inception. We experienced net losses of $16.9 million, $2.7 million and $0.4 million in 2009, 2010 and 2011, respectively. At December 31, 2011, our accumulated deficit was $54.7 million. We expect to incur significant expense related to the development of our products and expansion of our business, including research and development and sales and administrative expenses. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these increased expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. Our revenue growth trends in prior periods may not be sustainable. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future.

We depend on a small number of customers for a significant portion of our revenue. If we fail to retain or expand customer relationships, our business could be harmed.

A significant amount of our total revenue is attributable to a small number of customers and we anticipate that this will continue to be the case for the foreseeable future. These customers may decide not to purchase our semiconductor solutions at all, to purchase fewer semiconductor solutions than they did in the past or to alter the terms on which they purchase our products. In addition, to the extent that any customer represents a disproportionately high percentage of our accounts receivable, our exposure to that customer is further increased should they be unable or choose not to pay such accounts receivable on a timely basis or at all.

Our top ten customers accounted for 70%, 91% and 95% of our total revenue in 2009, 2010 and 2011, respectively. HTC accounted for less than 10%, 66% and 78% of our total revenue in 2009, 2010 and 2011. HTC also accounted for 62% of our accounts receivable at December 31, 2011. Huawei accounted for less than 30% in 2009 and less than 10% of our total revenue in each of 2010 and 2011, respectively. We expect that these customers, who currently purchase WiMAX solutions exclusively, could continue to represent a significant percentage of our revenue in future periods because we expect that the number of new WiMAX customers is likely to be limited as customers prepare for the adoption and commercialization of LTE technology. We also expect to have a limited number of LTE customers and to experience similar customer concentration in that market as it evolves. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. For example, in the fourth quarter of 2011, our revenue for the quarter decreased significantly as a result of decline in sales to HTC. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.

We currently derive substantially all of our revenue from sales of our semiconductor solutions for the WiMAX segment of the 4G market. If the WiMAX market continues to significantly decline prior to us generating significant revenue from LTE products, our results of operations will be harmed.

We currently derive substantially all of our revenue from the sale of our semiconductor solutions for the WiMAX market and expect to do so through at least the first half of 2012. In the second half of 2011, the WiMAX market experienced a decline due to the global economic factors and a shift in strategy by large WiMAX carriers, including Sprint, the largest driver of demand for WiMAX semiconductor solutions, to LTE, which harmed our results of operations for the period. We presently believe this reduction in the size of the WiMAX market to be permanent. If the WiMAX market continues to significantly decline prior to us generating significant revenue from LTE products, our results of operations will be further harmed. In addition to the impact of factors unique to the WiMAX market and the impact of global economic factors, the WiMAX market may continue to decline significantly in anticipation of LTE deployments. If customers believe LTE deployments will provide the same or superior coverage as WiMAX networks in the near future, customers may prefer to adopt LTE services and products instead of WiMAX, which in turn is likely to cause the WiMAX market to grow at a slower pace than expected or to decline further. We have invested substantial time and resources in developing products that support LTE, and do not currently expect to generate significant revenue from LTE products before the second half of 2012 at the earliest. If we fail to accurately predict market requirements or market demand for LTE, or if our solutions are not successfully developed or adopted by our customers, we will be unable to generate significant revenue from the LTE market and our business will suffer. If LTE networks are deployed to a lesser extent or more slowly than we currently anticipate, especially in light of the decline of the WiMAX market, or if other competing 4G protocols achieve greater market acceptance or operators do not migrate to LTE, we may not realize any benefits from this investment. As a result, our business, operating results and financial condition will be harmed.

Our semiconductor solutions currently focus solely on 4G protocols. If certain wireless carriers, OEMs or ODMs require 4G solutions to have backwards compatibility with 2G/3G protocols, companies that also provide a 2G/3G solution may be able to compete more effectively than we can, and our results of operations may be harmed.

Our semiconductor solutions currently focus solely on 4G protocols, including WiMAX and LTE. While our 4G-specific solutions can be incorporated into a given device alongside 2G/3G solutions, some wireless carriers, or OEMs or ODMs serving such carriers, that have deployed substantial 3G networks or that prefer to deal with a single company for their 2G/3G and 4G solutions may require 4G semiconductor solutions that include backwards compatibility with 2G/3G protocols. As a result, to compete effectively for design wins with these carriers, OEMs or ODMs, we may acquire or license a solution compatible with 2G/3G protocols or to partner with an entity that offers such a solution. Such a plan would take considerable time and investment, and our competitors that have 2G/3G capabilities may be able to compete more effectively for those design opportunities. As a result, our results of operations would be harmed.

We depend on the commercial deployment of and upgrades to 4G wireless communications equipment, products and services to grow our business, and our business may be harmed if wireless carriers delay or are unsuccessful in the commercial deployment of or upgrades to 4G technology or if they deploy technologies that are not supported by our solutions.

We depend upon the commercial deployment of and upgrades to 4G wireless communications equipment, products and services based on our technology. While many wireless carriers have commercially deployed 3G networks, we cannot predict the timing or success of commercial deployments of 4G networks or further expansion of 3G networks to include or support 4G protocols. Deployment of new networks by wireless carriers requires significant capital expenditures, well in advance of any revenue from such networks. In the past, wireless carriers have cancelled or delayed planned deployments of new networks. If existing deployments are not commercially successful or do not continue to grow their subscriber base, or if new commercial deployments of 4G networks are delayed or unsuccessful, our business and financial results would be harmed.

During network deployment, wireless carriers often anticipate a certain rate of subscriber additions and, in response, operators typically procure devices to satisfy this forecasted demand. If the rate of deployment of new networks by wireless carriers is slower than we expect or if 4G technology is not as widely adopted by consumers as we expect, the rate of subscriber additions may be slower than expected, which will reduce the sales of our products and cause OEMs and ODMs to hold excess inventory. This would harm our sales and our financial results. A limited number of wireless carriers have started testing 4G networks and a smaller number of wireless carriers have launched limited 4G networks, but the timing and extent of 4G network deployments remains uncertain, and we might not be successful in developing and marketing our semiconductor solutions targeting 4G markets.

In addition, wireless carriers may choose to deploy technologies not supported by our solutions. If a 4G technology that is not supported by our semiconductor solutions gains significant market share or is favored by a significant wireless carrier, we could be required to expend a significant amount of time and capital to develop a solution that is compatible with that alternative technology. If we are not successful, we could lose design wins with respect to that technology and our business and financial results would be harmed. Moreover, once a competitor’s solution is chosen by a wireless carrier, OEM or ODM we will have difficulty supplanting those solutions with ours.

If we are unsuccessful in developing and selling new products on a timely and cost-effective basis or in penetrating new markets, including the LTE market, our business and operating results would suffer.

The markets in which we and our customers compete or plan to compete are characterized by rapidly changing technologies and industry standards and technological obsolescence. Our ability to compete successfully depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in any of our target markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenue and a loss of design wins. The development of new technologies and products generally requires substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new technologies and products and it is possible that our development efforts will not be successful and that our new technologies and products will not be accepted by customers or result in meaningful revenue. If the semiconductor solutions we develop fail to meet market or customer requirements or do not achieve market acceptance, our operating results and competitive position would suffer.

The success of our new products will depend on accurate forecasts of future technological developments, customer and consumer requirements and long-term market demand, as well as on a variety of specific implementation factors, including:

•	accurate prediction of the size and growth of the LTE and WiMAX markets;

•	accurate prediction of changes in device manufacturer requirements, technology, industry standards or consumer expectations, demands and preferences;

•

timely and efficient completion of process design and transfer to manufacturing, assembly and test, and securing sufficient manufacturing capacity to allow us to continue to timely and cost-effectively deliver products to our customers;

•	market acceptance, adequate consumer demand and commercial production of the products in which our semiconductor solutions are incorporated;

•	the quality, performance and reliability of our products as compared to competing products and technologies; and

•	effective marketing, sales and customer service.

The markets for our semiconductor solutions are characterized by frequent introduction of next generation and new products, short product life cycles and significant price competition. If we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations would suffer. In addition, frequent technology changes and introduction of next generation products may result in inventory obsolescence, which could reduce our gross margins and harm our operating performance. If we fail to timely introduce new products that meet the demands of our customers or our target markets, or if we fail to penetrate new markets, our revenue will decrease and our financial condition would suffer.

We depend on one independent foundry to manufacture our products and do not have a long-term agreement with such foundry, and loss of this foundry or other failure to obtain sufficient foundry capacity would significantly delay our ability to ship our products, cause us to lose revenue and market share and damage our customer relationships.

Access to foundry capacity is critical to our business because we are a fabless semiconductor company. We depend on a sole independent foundry, Taiwan Semiconductor Manufacturing Company Limited, or TSMC, in Taiwan to manufacture our semiconductor wafers. Because we outsource our manufacturing to a single foundry, we face several significant risks, including:

•	constraints in or unavailability of manufacturing capacity;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.

If we do not accurately forecast our capacity needs, TSMC may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could harm our business, results of operations or financial condition. For example, in the third quarter of 2010, an unexpected sharp increase in demand for one of our products caused us to incur capacity utilization surcharges from TSMC in order to secure the necessary capacity and production of our semiconductor solutions in quantities and on a timeline sufficient to meet our customers’ expectations. Payment of these surcharges increased our cost of product revenue significantly and reduced our product margins in the third quarter of 2010 and for the year ended December 31, 2010.

The ability of TSMC to provide us with semiconductor wafers is limited at any given time by their available capacity and we do not have a guaranteed level of manufacturing capacity. We do not have any agreement with TSMC and place our orders on a purchase order basis. As a result, if TSMC raises its prices or is not able to satisfy our required capacity for any reason, including natural or other disasters, allocates capacity to larger customers or to different sectors of the semiconductor industry, experiences labor issues or shortages or delays in shipment of semiconductor equipment or materials used in the manufacture of our semiconductors, or if our business relationship with TSMC deteriorates, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, in a timely manner, or at all.

Locating and qualifying a new foundry would require a significant amount of time, which would result in a delay in production of our products. In addition, using foundries with which we have no established relationship could expose us to unfavorable pricing and terms, delays in developing and qualifying new products, unsatisfactory quality or insufficient capacity allocation. We place our orders on the basis of our customers’ purchase orders and sales forecasts; however, foundries can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. Many of the customers of TSMC, or foundries that we may use in the future, are larger than we are, or have long-term agreements with such foundries, and as a result those customers may receive preferential treatment from the foundries in terms of price, capacity allocation and payment terms. Any delay in qualifying a new foundry or production issues with any new foundry would result in lost sales and could damage our relationship with existing and future customers as well as our reputation in the market.

If our foundry vendor does not achieve satisfactory yields or quality, our reputation and customer relationships could be harmed.

The fabrication of semiconductor solutions such as ours is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. TSMC, or foundries that we may use in the future, could, from time to time, experience manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundry vendor could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from our foundry vendor, or defects, integration issues or other performance problems in our semiconductor solutions could cause us significant customer relations and business reputation problems, harm our financial results and result in financial or other damages to our customers. In addition, because we have a sole source of wafer supply, these risks are magnified because we do not have an alternative source to purchase from should these risks materialize. If TSMC vendor fails to provide satisfactory product to us, we would be required to identify and qualify other sources, which could take a significant amount of time and would result in lost sales. In addition, we indemnify our customers for losses resulting from defects in our products, which costs could be substantial. A product liability or other indemnification claim brought against us, even if unsuccessful, would likely be time-consuming and costly to defend.

Our customers may cancel their orders, change production quantities or delay production, and if we fail to forecast demand for our products accurately, we may incur product shortages, delays in product shipments or excess or insufficient product inventory, which could harm our business.

We do not have firm, long-term purchase commitments from our customers. Substantially all of our sales are made on a purchase order basis which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty. Because production lead times often exceed the amount of time required to fulfill orders, we often must manufacture in advance of orders, relying on an imperfect demand forecast to project volumes and product mix. Our ability to accurately forecast demand can be harmed by a number of factors, including inaccurate forecasting by our customers, changes in market conditions, changes in our product order mix and demand for our customers’ products. Even after an order is received, our customers may cancel these orders or request a decrease in production quantities. Any such cancellation or decrease subjects us to a number of risks, most notably that our projected sales will not materialize on schedule or at all, leading to unanticipated revenue shortfalls and excess or obsolete inventory, which we may be unable to sell to other customers. For example, in the fourth quarter of 2011, HTC, our largest customer, requested to take delivery of only 40% of the chips previously scheduled for delivery in December and to cancel the remainder of the scheduled shipment, as a result of global economic conditions and reduced WiMAX demand. As a result, our expected revenue for the fourth quarter of 2011 decreased significantly. Alternatively, if we are unable to project customer requirements accurately, we may not manufacture enough semiconductor solutions, which could lead to delays in product shipments and lost sales opportunities in the near term, as well as force our customers to identify alternative sources, which could affect our ongoing relationships with these customers. We have in the past had customers significantly increase their requested production quantities with little or no advance notice. If we do not fulfill customer demands in a timely manner, our customers may cancel their orders and we may be subject to customer claims for cost of replacement. Underestimating or overestimating demand would lead to insufficient, excess or obsolete inventory and could harm our operating results, cash flow and financial condition, as well as our relationships with our customers and our reputation in the marketplace.

If customers do not design our semiconductor solutions into their product offerings or if our customers’ product offerings are not commercially successful, our revenue and our business would be harmed.

We sell our semiconductor solutions directly to OEMs who include them in their products, and to ODMs who include them in their products they supply to OEMs. As a result, we rely on OEMs to design our semiconductor solutions into the products they sell. Because our semiconductor solutions are generally a critical component of our customers’ products, they are typically incorporated into our customers’ products at the design stage and the sales cycle typically takes 12 months or more to complete. Without these design wins, our revenue and our business would be significantly harmed. We often incur significant expenditures on the development of a new semiconductor solution without any assurance that an OEM will select our semiconductor solution for design into its own product. Because the types of semiconductor solutions we sell are a critical aspect of an OEM’s product, once an OEM designs a competitor’s semiconductor into its product offering, it becomes significantly more difficult for us to sell our semiconductor solutions to that customer for a particular product offering because changing suppliers involves significant cost, time, effort and risk for the customer. Further, if we are unable to develop new products in a timely manner for inclusion in such products, or if major defects or errors that might significantly impair performance or standards compliance are found in our products after inclusion by an OEM, OEMs will be unlikely to include our semiconductor solutions into their products and our reputation in the market and future prospects would be harmed.

Furthermore, even if an OEM designs one of our semiconductor solutions into its product offering, we cannot be assured that its product will be commercially successful and that we will receive any revenue from that OEM. This risk is heightened because 4G technology is rapidly emerging and most of our customers do not have significant experience designing products utilizing 4G technology. If our customers’ products incorporating our semiconductor solutions fail to meet the demands of their customers or otherwise fail to achieve market acceptance, our revenue and business would be harmed.

If we are unable to compete effectively, we may not increase or maintain our revenue or market share, which would harm our business.

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our revenue and market share may decline. In the WiMAX market, we compete with suppliers such as Broadcom Corporation, GCT Semiconductor, Inc. and MediaTek Inc. We also compete with Intel Corporation and Samsung Electronics Co. Ltd., who embed their own WiMAX semiconductor solutions in modules and consumer products, respectively. In the LTE market, we expect to face competition from established semiconductor companies such as Broadcom Corporation, Intel Corporation, Qualcomm Incorporated, Samsung Electronics Co. Ltd., Spreadtrum and ST-Ericsson N.V., as well as smaller entrants in the market such as GCT Semiconductor, Altair or Innofidei.

Many of our competitors have longer operating histories, significantly greater resources and name recognition, and a larger base of existing customers than us. In addition, recently there has been consolidation within the industry, notably the acquisition of smaller competitors by larger competitors. The significant resources of these larger competitors may allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements or to bring new products to market in a more timely manner than us. In addition, these competitors may have greater credibility with our existing and potential customers. Further, many of these competitors are located in Asia or have a significant presence and operating history in Asia and, as a result, may be in a better position than we are to work with manufacturers and customers located in Asia. Moreover, many of our competitors have been doing business with customers for a longer period of time and have well-established relationships, which may provide them with advantages, including access to information regarding future trends and requirements that may not be available to us. In addition, some of our competitors may provide incentives to customers or offer bundled solutions with complementary products, which could be attractive to some customers, or adopt more aggressive pricing policies, which may make it difficult for us to gain or maintain market share.

Our ability to compete effectively will depend on a number of factors, including:

•	our ability to anticipate market and technology trends and successfully develop products that meet market needs;

•	our ability to deliver products in large volume on a timely basis at competitive prices;

•	our success in identifying and penetrating new markets, applications and customers;

•	our ability to accurately understand the price points and performance metrics of competing products in the market;

•	our products’ performance and cost-effectiveness relative to those of our competitors;

•	our ability to develop and maintain relationships with key customers, wireless carriers, OEMs and ODMs;

•	our ability to secure sufficient high quality supply for our products;

•	our ability to conform to industry standards while developing new and proprietary technologies to offer products and features previously not available in the 4G market; and

•	our ability to recruit design and application engineers with expertise in wireless broadband communications technologies and sales and marketing personnel.

If we experience material changes to the competitive structure of our industry due to cooperation or consolidation among our competitors, we may not increase or sustain our revenue or market share, which would harm our business.

Our current or future competitors may establish cooperative relationships among themselves or with third parties. In addition, there has recently been consolidation within our industry, notably the acquisition of smaller competitors by larger competitors with significantly greater resources than ours. These events may result in the emergence of new competitors with greater resources and scale than ours that could acquire significant market share, which could result in a decline of our revenue and market share. Our ability to maintain our revenue and market share will depend on our ability to compete effectively despite material changes in industry structure. If we are unable to do so, we may not increase or sustain our revenue or market share, which would harm our business.

If we do not sustain our growth rate our financial results could suffer and the trading price of our ADSs could decline.

We have experienced significant growth in a short period of time. Our total revenue increased from $19.6 million in 2009 to $93.7 million in 2011. As a result of a decline in the WiMAX market in the second half of 2011, and because we do not expect our LTE products to contribute significantly to revenues before the second half of 2012 at the earliest, we expect revenue to decline in 2012. We may not achieve growth in future periods similar to those experienced in the past or at all. You should not rely on our revenue growth, gross margins or operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer and the trading price of the ADSs could decline.

If we are unable to effectively manage our business through periods of economic or market slow-down and any subsequent future growth, we may not be able to execute our business plan and our operating results could suffer.

Our future operating results depend to a large extent on our ability to successfully manage our business through periods of economic or market slow-down and periods of subsequent expansion and growth. To manage our growth successfully and handle the responsibilities of being a public company, we believe we must, among other things, effectively:

•

recruit, hire, train and manage additional qualified engineers for our research and development activities, especially in the positions of design engineering, product and test engineering, and applications engineering;

•	add additional sales personnel and expand sales offices;

•	add additional finance and accounting personnel;

•	implement and improve our administrative, financial and operational systems, procedures and controls; and

•

enhance our information technology support for enterprise resource planning and design engineering by adapting and expanding our systems and tool capabilities, and properly training new hires as to their use.

Furthermore, to remain competitive and manage further expansion and growth, we must carry out extensive research and development, which requires significant capital investment. During periods of economic or market slow-down we must also effectively manage our expenses to preserve our ability to carry out such research and development. We currently expect not to increase significantly our operating expenses in the first half of 2012 compared to our increased operating expenses in the fourth quarter of 2011, but expect that in future periods we will need to increase our investment in research and development, as well as sales and marketing, general and administrative and other functions to grow our business. We are likely to incur the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results.

If we are unable to manage our business during both periods of economic or market slow-down and growth effectively, we may not be able to take advantage of market opportunities or develop new products and we may fail to satisfy customer requirements, maintain product quality, execute our business plan or respond to competitive pressures, any of which could harm our operating results.

We have significant ongoing capital requirements that could have a material effect on our business and financial condition if we are unable to generate sufficient cash from operations.

Our business requires significant capital investment to carry out extensive research and development in order to remain competitive. If we are unable to generate sufficient cash from operations to fund our capital requirements, we may be required to limit our growth, utilize our existing capital, or enter into financing arrangements at unfavorable terms, any of which could harm our business and financial condition. If our cash from operations and remaining IPO proceeds are not sufficient to fund our capital requirements, or we use significant cash in operations, we may not be able to obtain additional financing at all or on terms acceptable to us.

The average selling prices of our semiconductor solutions have historically decreased over time and will likely do so in the future, which could harm our gross profits and financial results.

Average selling prices of our semiconductor solutions have historically decreased over time and we expect such declines to continue to occur. Our gross profits and financial results will suffer if we are unable to offset reductions in our average selling prices by reducing our costs, developing new or enhanced semiconductor solutions on a timely basis with higher selling prices or gross profits, or increasing our sales volumes. Even if we are successful in reducing our costs or improving sales volumes, such improvements may not be sufficient to offset declines in average selling prices in the future. Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs and our costs may even increase, either of which would reduce our margins. We have reduced the prices of our semiconductor solutions in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to do so again in the future.

Any increase in the manufacturing cost of our products would reduce our gross margins and operating profit.

The semiconductor business is characterized by ongoing competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our products, whether by adverse purchase price or manufacturing cost variances or due to other factors, will reduce our gross margins and operating profit. We do not have long-term supply agreements with our manufacturing, test or assembly suppliers and we typically negotiate pricing on a purchase order by purchase order basis. Consequently, we may not be able to obtain price reductions or anticipate or prevent future price increases from our suppliers. Because we have a sole source of wafer supply and limited sources of test and assembly, we may not be able to negotiate favorable pricing terms from our suppliers. These and other related factors could impair our ability to control our costs and could harm our operating results.

The semiconductor and communications industries have historically experienced significant fluctuations with prolonged downturns, which could impact our operating results, financial condition and cash flows.

The semiconductor industry has historically been cyclical, experiencing significant downturns in customer demand. Because a significant portion of our expenses is fixed in the near term or is incurred in advance of anticipated sales, we may not be able to decrease our expenses rapidly enough to offset any unanticipated shortfall in revenue. If this situation occurs, it could harm our operating results, cash flow and financial condition. Furthermore, the semiconductor industry has periodically experienced periods of increased demand and production constraints. For example, in the third quarter of 2010, an unexpected sharp increase in demand for one of our products caused us to incur capacity utilization surcharges from our foundry, TSMC, in order to secure the necessary capacity and production of our semiconductor solutions in quantities and on a timeline sufficient to meet our customers’ expectations, resulting in increased costs and lower margins. If this occurs again, we may not be able to obtain sufficient quantities of our semiconductor solutions to meet the increased demand, resulting in lost sales, loss of market share and harm to our customer relationships. We may also have difficulty in obtaining sufficient assembly and test resources from our subcontract manufacturers. Any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that we target, may harm our ability to generate revenue and could negatively impact our operating results.

The communications industry has experienced pronounced downturns, and these cycles may continue in the future. A future decline in global economic conditions could have adverse, wide-ranging effects on demand for our semiconductor solutions and for the products of our customers, particularly wireless communications equipment manufacturers or other participants in the wireless industry, such as wireless carriers. Inflation, deflation and economic recessions that harm the global economy and capital markets also harm our customers and our end consumers. Specifically, the deployment of new 4G networks requires significant capital expenditures and wireless carriers may choose not to undertake network expansion efforts during an economic downturn or time of other economic uncertainty. Our customers’ ability to purchase or pay for our semiconductor solutions and services, obtain financing and upgrade wireless networks could be harmed, and networking equipment providers may slow their research and development activities, cancel or delay new product development, reduce their inventories and take a cautious approach to acquiring our products, which would have a significant negative impact on our business. If such economic situations were to occur, our operating results, cash flow and financial condition could be harmed. In the future, any of these trends may also cause our operating results to fluctuate significantly from year to year, which may increase the volatility of the price of the ADSs.

Though we rely to a significant extent on proprietary intellectual property, we may not be able to obtain, or may chose not to obtain, sufficient intellectual property rights to provide us with meaningful protection or commercial advantage.

We depend significantly on intellectual property rights to protect our products and proprietary technologies against misappropriation by others. We generally rely on the patent, trademark, copyright and trade secret laws in Europe, the United States and certain other countries in which we operate or in which our products are produced or sold, as well as licenses and nondisclosure and confidentiality agreements, to protect our intellectual property rights.

We may have difficulty obtaining patents and other intellectual property rights, and the patents and other intellectual property rights we have and obtain may be insufficient to provide us with meaningful protection or commercial advantage. We currently do not apply for patent protection in all countries in which we operate. Instead we select and focus on key countries for each patent family. In addition, the protection offered by patents and other intellectual property rights may be inadequate or weakened for reasons or circumstances that are out of our control. For instance, we may not be able to obtain patent protection or secure other intellectual property rights in all the countries in which we have filed patent applications or in which we operate, and under the laws of such countries, patents and other intellectual property rights may be or become unavailable or limited in scope.

We may not be able to adequately protect or enforce our intellectual property against improper use by our competitors or others and our efforts to do say may be costly to us, which may harm our business, financial condition and results of operations.

Our patents and patent applications, or those of our licensors, could face challenges, such as interference proceedings, opposition proceedings, nullification proceedings and re-examination proceedings. Any such challenge, if successful, could result in the invalidation or narrowing of the scope of any such patents and patent applications. Any such challenges, regardless of their success, would also likely be time-consuming and expensive to defend and resolve, and would divert management time and attention. Further, our unpatented proprietary processes, software, designs and trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. While we generally enter into confidentiality agreements with such persons to protect our intellectual property, we cannot assure you that our confidentiality agreements will not be breached, that they will provide meaningful protection for our proprietary technology and trade secrets or that adequate remedies will be available in the event they are used or disclosed without our authorization. Also, intellectual property rights are difficult to enforce in the People’s Republic of China, or PRC, and certain other countries, particularly in Asia, where the application and enforcement of the laws governing such rights may not have reached the same level as compared to other jurisdictions where we operate, such as Europe and the United States. Consequently, because we operate in these countries and all of our manufacturing, test and assembly takes place in Taiwan and Singapore, we may be subject to an increased risk that unauthorized parties may attempt to copy or otherwise use our intellectual property or the intellectual property of our suppliers or other parties with whom we engage or have licenses.

There can be no assurance that we will be able to protect our intellectual property rights, that our intellectual property rights will not be challenged, invalidated, circumvented or rendered unenforceable, or that we will have adequate legal recourse in the event that we seek legal or judicial enforcement of our intellectual property rights. Any inability on our part to adequately protect or enforce our intellectual property may harm our business, financial condition and results of operations. We may in the future initiate claims or litigation against third parties for infringement of our intellectual property rights to protect these rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel, and we may not prevail in making these claims.

We or our customers may be required to obtain certain so-called “essential patents” in order to comply with applicable standards, which could require us to pay additional royalties on certain of our products. If we are unable to obtain such patents, our business, results of operations, financial condition and prospects would be harmed.

We or our customers may be required to obtain licenses for third-party intellectual property. In particular, we may be required to obtain licenses to certain third-party patents, so-called “essential patents”, that claim features or functions that are incorporated into applicable industry standards and that we are required to provide in order to comply with the standard. If we need to license any third-party intellectual property, essential patents or other technology, we could be required to pay royalties on certain of our products. In addition, while the industry standards bodies and the antitrust laws in certain countries may require participating companies to license their essential patents on fair, reasonable, and nondiscriminatory terms, there can be no assurances that we will be able to obtain such licenses on commercially reasonable terms or at all. Although we have implemented a dedicated standard essential patents licensing-in reference policy, our inability to obtain required third-party intellectual property licenses on commercially reasonable terms or at all could harm our business, results of operations, financial condition or prospects. If our customers are required to obtain such licenses, there can be no assurances that their businesses will not be adversely affected. In addition, if our competitors have significant numbers of essential patents, they could be at an advantage in negotiating with our customers or potential customers, which could influence our ability to win new business or could result in downward pressure on our average selling prices.

Assertions by third parties of infringement by us or our customers of their intellectual property rights could result in significant costs and cause our operating results to suffer.

The markets in which we compete are characterized by rapidly changing products and technologies and there is intense competition to establish intellectual property protection and proprietary rights to these new products and the related technologies. The semiconductor and wireless communications industries, in particular, are characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies.

We may be unaware of the intellectual property rights of others that may cover some of our technology, products and services. In addition, third parties may claim that we or our customers are infringing or contributing to the infringement of their intellectual property rights.

We have in the past received and, particularly as a public company operating in a highly competitive marketplace, we expect that in the future we will receive communications and offers from various industry participants and others alleging that we infringe or have misappropriated their patents, trade secrets or other intellectual property rights and/or inviting us to license their technology and intellectual property. Any lawsuits resulting from such allegations of infringement or invitations to license, including suits challenging the WiMAX or the LTE standard, could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	incur significant legal expenses;

•	pay substantial damages to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property; or

•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

Our customers could also become the target of litigation relating to the patents and other intellectual property rights of others. This could, in turn, trigger an obligation for us to provide technical support and/or indemnify such customers. These obligations could result in substantial expenses, including the payment by us of costs and damages relating to claims of intellectual property infringement. In addition to the time and expense required for us to provide support or indemnification to our customers, any such litigation could disrupt the businesses of our customers, which in turn could hurt our relationships with our customers and cause the sale of our products to decrease. We cannot assure you that claims for indemnification will not be made or that if made, such claims would not materially harm our business, operating results or financial conditions.

Any potential dispute involving our patents or other intellectual property could also include our industry partners and customers, which could trigger our indemnification obligations to them and result in substantial expense to us.

In any potential dispute involving our patents or other intellectual property, our licensees could also become the target of litigation, and certain customers have received notices of written offers from our competitors and others claiming to have patent rights in certain technology and inviting our customers to license this technology. Because we indemnify our licensees and customers for intellectual property claims made against them for products incorporating our technology, any litigation could trigger technical support and indemnification obligations in some of our license agreements, which could result in substantial payments and expenses by us. In addition to the time and expense required for us to supply support or indemnification to our licensees and customers, any such litigation could severely disrupt or shut down the business of our customers, which in turn could hurt our relations with our customers and cause the sale of our proprietary technologies and products to decrease.

Our failure to comply with obligations under open source licenses could require us to release our source code to the public or cease distribution of our products, which could harm our business, financial condition and results of operations.

Some of the software used with our products, as well as that of some of our customers, may be derived from so-called “open source” software that is generally made available to the public by its authors and/or other third parties. Such open source software is often made available to us under licenses, such as the GNU General Public License, which impose certain obligations on us in the event we were to make available derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public, and/or license such derivative works under a particular type of license, rather than the licenses we customarily use to protect our intellectual property. In addition, there is little or no legal precedent for interpreting the terms of certain of these open source licenses, including the determination of which works are subject to the terms of such licenses. While we believe we have complied with our obligations under the various applicable licenses for open source software, in the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work.

The complexity of our semiconductor solutions could result in unforeseen delays or expenses from undetected defects or design errors in hardware or software, which could reduce the market acceptance for our semiconductor solutions, damage our reputation with current or prospective customers and increase our costs.

Highly complex semiconductor solutions such as ours can contain defects and design errors, which, if significant, could impair performance or prevent compliance with industry standards. We have not in the past, but may in the future, experience such significant defects or design errors. In addition, our semiconductor solutions must be certified by individual wireless carriers that such solutions function properly on the carrier’s network before our solutions can be designed into a particular product. If any of our semiconductor solutions have reliability, quality or compatibility problems from defects or design errors we may not be able to successfully correct these problems in a timely manner, or at all. Furthermore, we may experience production delays and increased costs correcting such problems. Issues in the carrier certification process, which varies among carriers, may also create delays. Consequently, and because our semiconductor solutions are a critical component of our customers’ products, our reputation may be irreparably damaged and customers may be reluctant to buy our semiconductor solutions, which could harm our ability to retain existing customers and attract new customers and harm our financial results. In addition, these defects or design errors or delays in the carrier certification process could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new semiconductor solution, we may be required to incur additional development costs and product recalls, repairs or replacement costs. Furthermore, we provide warranties on our products ranging from one to two years, and thus may be obligated to refund sales with respect to products containing defects, errors or bugs. These problems may also result in claims against us by our customers or others, all of which could damage our reputation and increase our costs.

The loss of any of our key personnel could seriously harm our business, and our failure to attract or retain specialized technical, management or sales and marketing employees could impair our ability to grow our business.

We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled management, engineering and sales and marketing personnel. The loss of any key employees or the inability to attract, retain or motivate qualified personnel, including engineers and sales and marketing personnel could delay the development and introduction of and harm our ability to sell our semiconductor solutions. We believe that our future success is dependent on the contributions of Georges Karam, our co-founder and chief executive officer, and Bertrand Debray, our co-founder and vice president, engineering. The loss of the services of Dr. Karam, Mr. Debray, other executive officers or certain other key personnel could materially harm our business, financial condition and results of operations. For example, if any of these individuals were to leave unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity during the search for any such successor and while any successor is integrated into our business and operations.

Our key technical and engineering personnel represent a significant asset and serve as the source of our technological and product innovations. We plan to recruit additional design and application engineers with expertise in wireless broadband communications technologies. We may not be successful in attracting, retaining and motivating sufficient technical and engineering personnel to support our anticipated growth. In addition, to expand our customer base and increase sales to existing customers, we will need to hire additional qualified sales personnel. The competition for qualified marketing, sales, technical and engineering personnel in our industry is very intense. If we are unable to hire, train and retain qualified marketing, sales, technical and engineering personnel in a timely manner, our ability to grow our business will be impaired. In addition, if we are unable to retain our existing sales personnel, our ability to maintain or grow our current level of revenue will be harmed.

Rapidly changing standards could make our semiconductor solutions obsolete, which would cause our operating results to suffer.

We design our semiconductor solutions to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc., or IEEE. We also depend on industry groups such as the WiMAX Forum™, an industry-led, non-profit corporation formed to help promote and certify the compatibility and interoperability of broadband wireless products, to certify and maintain certification of our semiconductor solutions. If our customers adopt new or competing industry standards that are not compatible with our semiconductor solutions, or these industry groups fail to adopt standards compatible with our semiconductor solutions, our existing semiconductor solutions would become less desirable to our customers and our sales would suffer. The emergence of markets for our products is affected by a variety of factors beyond our control. In particular, our semiconductor solutions are designed to conform to current specific industry standards. Competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new semiconductor solutions. Governments and foreign regulators may adopt standards that are incompatible with our semiconductor solutions, favor alternative technologies or adopt stringent regulations that would impair or make commercially unviable the deployment of our semiconductor solutions. In addition, existing standards may be challenged as infringing upon the intellectual property rights of other companies or may become obsolete.

We outsource our assembly, testing, warehousing and shipping operations to third parties, and if these parties fail to produce and deliver our products in a timely manner and in accordance with our specifications, our reputation, customer relationships and operating results could suffer.

We rely on third parties for the assembly, testing, warehousing and shipping of our products. We rely on United Test and Assembly Center Ltd., or UTAC, Siliconware Precision Industries Limited, or SPIL, StatschipPac Limited, or SPC, and other third-party assembly and test subcontractors for assembly and testing. We further rely on a single company for logistics and storage. We depend on these parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. We are unable to maintain the same level of oversight and control of these outsourced operations as we would if we were to conduct them internally.

The services provided by these vendors could be subject to disruption for a variety of reasons, including natural disasters, such as earthquakes, labor disputes, power outages, or if our relationship with a vendor is damaged. If we experience problems at a particular location, we would be required to transfer the impacted services to a backup vendor, which could be costly and require a significant amount of time. During such a transition, we would be required to meet customer demand from our then-existing inventory, as well as any partially finished goods that can be modified to the required product specifications, which may not be possible or cost effective. Further, we do not have any long-term agreements with any of these vendors. If one or more of these vendors terminates its relationship with us, allocates capacity to other customers or if we encounter any problems with our supply chain, it could harm our ability to ship our products to our customers on time and in the quantity required, which in turn could cause an unanticipated decline in our sales and possibly damage our customer relationships.

We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased costs.

To remain competitive, we expect to continue to transition our semiconductor products to increasingly smaller geometries and to achieve higher levels of design integration. These ongoing efforts require us from time to time to modify the manufacturing processes for our semiconductor solutions and to redesign some solutions, which in turn may result in delays in product deliveries. We periodically evaluate the benefits of migrating to new process technologies to reduce cost and improve performance. We may face difficulties, delays and increased expenses as we transition our products to new processes. We depend on our relationship with TSMC and our test and assembly subcontractors to transition to new processes successfully. We cannot assure you that TSMC or our test and assembly subcontractors will be able to effectively manage the transition or that we will be able to maintain our relationship with TSMC or our test and assembly vendors or develop relationships with new foundries and vendors if necessary. If TSMC, any of our subcontractors or we experience significant delays in transitioning to smaller geometries or fail to efficiently implement transitions, we could experience reduced manufacturing yields, or delays in product deliveries and increased costs, all of which could harm our relationships with our customers, our margins and our operating results. As new processes become more prevalent, we expect to continue to integrate greater levels of functionality, as well as end-customer and third-party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely or cost-effective basis.

Changes in current laws or regulations or the imposition of new laws or regulations could impede the sale of our products or otherwise harm our business.

Wireless networks can only operate in the spectrum allowed by regulators and in accordance with rules governing how that spectrum can be used. Regulators in various countries have broad jurisdiction over the allocation of spectrum for wireless networks, and we therefore rely on these regulators to provide sufficient spectrum and usage rules. For example, countries such as China, India, Japan or Korea heavily regulate all aspects of their wireless communication industries, and may restrict spectrum allocation or usage. If further restrictions were to be imposed over the frequency bands where our semiconductor solutions are designed to operate, we may have difficulty selling our products in those regions. In addition, our semiconductor solutions operate in the 2.5 and 3.5 gigahertz, or GHz, bands, which in some countries is also used by government and commercial services such as military and commercial aviation. European and United States regulators have traditionally protected government uses of the 2.5 and 3.5 GHz bands by setting power limits and indoor and outdoor designation and requiring that wireless local area networking devices not interfere with other users of the band such as government and civilian satellite services. Changes in current laws or regulations or the imposition of new laws and regulations in the markets in which we operate regarding the allocation and usage of the 2.5 and 3.5 GHz band may harm the sale of our products and our business, financial condition and results of operations.

Fluctuations in foreign exchange rates may harm our financial results.

Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, we estimate the impact, in absolute terms, on operating expenses for 2011 would have been $2.2 million.

In the past, due to financing rounds denominated in euros, we had euro cash balances acting as a natural hedge of our operating expense exposure. Commencing in 2009, we entered into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. However, hedging at best reduces volatility and helps to lock in a target rate for the following six to twelve months but cannot eliminate the fundamental exposure and may not be effective.

Certain natural disasters, such as coastal flooding, large earthquakes or volcanic eruptions, may negatively impact our business. Any disruption to the operations of our foundry and assembly and test subcontractors could cause significant delays in the production or shipment of our products.

If coastal flooding, a large earthquake, volcanic eruption or other natural disaster were to directly damage, destroy or disrupt TSMC’s manufacturing facilities or the facilities of our test and assembly contractors, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. For example, substantially all of our semiconductor solutions are manufactured and assembled by third-party contractors located in Taiwan and Singapore. The risk of an earthquake or tsunami in Taiwan or Singapore, such as the major earthquakes that occurred in Taiwan in December 2006 and June 2003, and elsewhere in the Pacific Rim region is significant due to the proximity of major earthquake fault lines to the facilities of our foundry vendor and assembly and test subcontractors. Even if these facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. Although our third-party contractors did not suffer any significant damage as a result of the most recent earthquakes, the occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry vendor or assembly and test capacity. For instance, the recent earthquake and tsunami in Japan, though it did not directly cause damage to any of our third-party contractors, may impair the ability of such contractors to procure components from vendors in Japan, and alternative suppliers may not be available in a timely manner or at all, and may impair the ability of our customers to procure components other than ours that are necessary to their production process, which in turn could result in a slowing of their production and consequently of purchases of our products. Additionally, the dislocation of air transport services following volcanic eruptions in Iceland in April 2010 caused us delays in distribution of our semiconductor solutions. Any disruption resulting from such events could cause significant delays in the production or shipment of our semiconductor solutions as well as significant increases in our transportation costs until we are able to shift our manufacturing, assembling or testing from an affected contractor to an alternative vendor.

Our global operations are subject to risks for which we may not be adequately insured.

Our global operations are subject to many risks including errors and omissions, infrastructure disruptions, such as large-scale outages or interruptions of service from utilities or telecommunications providers, supply chain interruptions, third-party liabilities and fires or natural disasters. No assurance can be given that we will not incur losses beyond the limits or outside the scope of coverage of our insurance policies. From time-to-time, various types of insurance may not be available on commercially acceptable terms or, in some cases, at all. We cannot assure you that in the future we will be able to maintain existing insurance coverage or that premiums will not increase substantially. We maintain limited insurance coverage and in some cases no coverage for natural disasters and sudden and accidental environmental damages as these types of insurance are sometimes not available or available only at a prohibitive cost. Accordingly, we may be subject to an uninsured or under-insured loss in such situations.

Risks Related to Our Shares and ADSs and the Trading of our ADSs

Fluctuations in our operating results on a quarterly or annual basis and difficulty predicting our quarterly operating results could cause the market price of the ADSs to decline.

Our revenue and operating results have fluctuated significantly from period to period in the past and will do so in the future. As a result, you should not rely on period-to-period comparisons of our operating results as an indication of our future performance. In future periods, our revenue and results of operations may be below the expectations of analysts and investors, which could cause the market price of the ADSs to decline.

Factors that may cause our operating results to fluctuate include:

•	reductions in orders or cancellations by our customers, particularly HTC and Huawei;

•	changes in the size, growth or growth prospects of the WiMAX and LTE markets;

•	changes in the competitive dynamics of our market, including new entrants or pricing pressures, and our ability to compete in the LTE market;

•	timing and success of commercial deployments of and upgrades to 4G wireless networks;

•	timely availability, at a reasonable cost, of adequate manufacturing capacity with the sole foundry that manufactures our products;

•	our ability to successfully define, design and release new products in a timely manner that meet our customers’ needs;

•	timing and growth rate of revenues from the LTE market;

•	changes in manufacturing costs, including wafer, test and assembly costs, mask costs and manufacturing yields;

•	the timing of product announcements by competitors or us; and

•	costs associated with litigation, especially related to intellectual property.

Moreover, sales of our semiconductor solutions fluctuate from period to period due to cyclicality in the semiconductor industry and the short product life cycles and wide fluctuations in product supply and demand characteristic of this industry. We expect these cyclical conditions to continue. Due to our limited operating history, we have yet to experience an established pattern of seasonality. However, business activities in Asia generally slow down in the first quarter of each year during the lunar new year period, which could harm our sales and results of operations during the period. Our expense levels are relatively fixed in the short-term and are based, in part, on our future revenue projections. If revenue levels are below our expectations, we may experience declines in margins and profitability or incur a loss from our operations. As a result, our quarterly operating results are difficult to predict, even in the near term, which may result in our revenue and results of operations being below the expectations of analysts and investors and which could cause the market price of the ADSs to decline.

If securities or industry analysts cease to publish research reports about us or our industry, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs are influenced by research reports that industry or securities analysts publish about us or our industry. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of the ADSs appreciates.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of the ADSs falls in the foreseeable future, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends. In addition, even if we were to pay a dividend on our ordinary shares, French law may prohibit paying such dividends to holders of the ADSs or the tax implications of such payments may significantly diminish what you receive.

French law may limit the amount of dividends we are able to distribute and exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ADSs.

Although our Consolidated Financial Statements are denominated in U.S. dollars, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our unconsolidated annual financial statements under the French commercial code in accordance with generally accepted accounting principles in France, which we refer to as French GAAP. See “Item 10. B—Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France. In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us and (ii) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary share so that you can vote them yourself. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company; our ordinary shares are not listed, and we do not intend to list our shares, on any market in France, our home country. This may limit the information available to holders of the ADSs.

We are a “foreign private issuer”, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we have and expect to continue to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our ordinary shares are not listed and we do not currently intend to list our ordinary shares on any market in France, our home country. As a result, we are not subject to the reporting and other requirements of listed companies in France. For instance, we are not required to publish quarterly or semi-annual financial statements. Accordingly, there is less publicly available information concerning our company than there would be if we were a U.S. public company.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

As a foreign private issuer listed on the NYSE, we are subject to NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from NYSE corporate governance listing standards. For example, neither the corporate laws of France nor our by-laws require a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to comply with the NYSE corporate governance listing standards to the extent possible under French law. However, if we choose to change such practice to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under NYSE corporate governance listing standards applicable to U.S. domestic issuers.

U.S. holders of our ADSs may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ADSs has fluctuated substantially and is likely to fluctuate in the future, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. In this regard, while we do not believe we were a PFIC for 2011, based on the current amount of our passive assets and the current trading price of the ADSs, we believe that there is a significant risk that we will be a PFIC for 2012. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of ADS sales. We do not expect to provide to U.S. holders the information needed to report income and gain pursuant to a “qualified electing fund” election, which if we did provide such information would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Item 10. E—Taxation—Material United States Federal Income Tax Consequences”.

You may be unable to recover in civil proceedings for U.S. securities laws violations.

We are a corporation organized under the laws of France. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors to obtain jurisdiction over us or our directors in courts in the United States and enforce against us or them judgments obtained against us or them. In addition, we cannot assure you that civil liabilities predicated upon the federal securities laws of the United States will be enforceable in France.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our by-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a stockholder. See “Item 6.C—Board Practices” and “Item 10. B—Memorandum and Articles of Association.”

Our by-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our by-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	our shares are in registered form only and we must be notified of any transfer of our shares in order for such transfer to be validly registered;

•

we expect that at the next shareholders general meeting to be held in June 2012, our by-laws will be amended to provide for a staggered board, whereby directors will be elected for three year terms, with one third of the directors elected every year;

•	our shareholders may grant our board of directors broad authorizations to increase our share capital;

•

our board of directors has the right to appoint directors to fill a vacancy created by the resignation, death or removal of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•	our board of directors can only be convened by its chairman except when no board meeting has been held for more than two consecutive months;

•	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of secured telecommunications;

•	approval of at least a majority of the shares entitled to vote at an ordinary shareholders’ general meeting is required to remove directors with or without cause;

•	advance notice is required for nominations for election to the board of directors or for proposing matters that can be acted upon at a shareholders’ meeting; and

•

the sections of the by-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by 66 2/3% of our shareholders present or represented at the meeting.

Item 4. Information on The Company

A.	History and Development of the Company

We were incorporated as a société anonyme under the laws of the French Republic on October 7, 2003, for a period of 99 years. We are registered at the Nanterre Commerce and Companies Register under the number 450 249 677. Our principal executive offices are located at 19 Le Parvis, 92073 Paris-La Défense, France, and our telephone number is +33 1 70 72 16 00. Our agent for service of process in the U.S. is GKL Corporate/Search, Inc., 915 L Street, Suite 1250, Sacramento, California 95814.

Our website is www.sequans.com. The information on, or that can be accessed through, our website is not part of this annual report.

Our capital expenditures for the years ended December 31, 2009, 2010 and 2011 amounted to $3.4 million, $6.4 million and $11.0 million, respectively. These investments in property and equipment and intangible assets primarily consisted of purchases related to LTE product development and ongoing WiMAX product development. We anticipate our capital expenditures in the year ended December 31, 2012 to be for ongoing LTE product development. We anticipate our capital expenditure in 2012 to be financed from the cash flows from operating activities and proceeds of our initial public offering Should we decide to broaden our product range by acquiring or developing the 2G and/or 3G legacy solutions, we would need additional capital expenditures in order to support development of multi-mode products.

As of the date of this annual report, there has been no indication of any public takeover offers by third parties in respect of our ADSs or ordinary shares or by the Company in respect of other companies’ shares.

B. Business Overview

Overview

We are a leading fabless designer, developer and supplier of 4G LTE and WiMAX semiconductor solutions for wireless broadband applications. Our solutions incorporate baseband processor and RF transceiver ICs along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a low cost.

We leverage our deep understanding of system-level architecture and our advanced wireless signal processing and RF expertise to provide 4G semiconductor solutions for a wide range of wireless broadband devices. Our solutions serve as the core wireless broadband communications platform in these devices, including smartphones; USB dongles; portable routers; embedded wireless modems for laptops, netbooks, tablets, and other consumer multimedia and industrial devices; CPE, such as residential gateways; and basestations. Since 2005 through December 31, 2011, we have shipped over 14.4 million semiconductor solutions, which have been deployed by leading wireless carriers around the world. Our WiMAX solutions are incorporated into the highly successful HTC EVO 4G, the first mass-market 4G smartphone, which was launched by Sprint in the United States in June 2010, as well as numerous subsequent HTC EVO smartphones and tablets, launched by Sprint, KDDI and Korea Telecom in 2011. Our LTE solutions are currently in commercial deployments in Australia and Brazil, and in trials with wireless carriers in China, India, Japan, the Middle East, and the United States.

According to ABI Research, the number of 4G (WiMAX and LTE) devices shipped annually will increase from 39.7 million in 2011 to 295.3 million in 2015, representing a CAGR of approximately 65%. Our semiconductor solutions support the two commonly accepted wireless broadband 4G protocols, WiMAX and LTE. Our products have been deployed by many wireless carriers worldwide, including 7 of the 10 largest WiMAX carriers globally by number of subscribers according to BWA Research UK: Clearwire/Sprint, Yota, UQ Communications, KT, Axtel, Packet One Networks and Globe Telecom. Given that WiMAX and LTE share a common technology platform, we have also leveraged our leadership in WiMAX to successfully develop LTE semiconductor solutions that are being deployed globally as described above as existing 2G and 3G networks are upgraded to 4G. Our solutions are incorporated into devices sold by many leading OEMs and ODMs, including HTC, Huawei, Teltonika, Gemtek, Sagem Tunisie Communications, Silicon Technology, FM Com, Alvarion, Nokia Siemens and Alcatel Shanghai Bell.

From 2009 to 2011, our total revenue increased from $19.6 million to $93.7 million and our annual net loss decreased from $16.9 million to $0.4 million, respectively.

Industry Background

Evolution of Wireless Networks

The use of wireless communications devices has increased dramatically in the past decade, and mobile phones and wireless data services have become an integral part of day-to-day communication. According to ABI Research, the total number of wireless devices shipped annually will increase from 1.5 billion in 2010 to 2.0 billion in 2014. Furthermore, ABI Research projects that global wireless data traffic will reach 19.5 billion gigabytes in 2014, more than a five-fold increase from 3.7 billion gigabytes estimated for 2010.

This increase in wireless devices and wireless data traffic is driven by two primary trends. First, the pervasiveness of the Internet with its vast array of rich media content and applications along with users’ desire to be connected anywhere and anytime using a variety of different wireless devices is driving a fundamental change in wireless data usage models and increasing demand for high speed wireless data connectivity. Second, rapid advances in performance and functionality have resulted in mobile phones evolving from solely voice-centric communications devices into data-intensive devices, such as smartphones, that support high-definition video, bandwidth-intensive Internet applications and streaming multimedia content, all of which require additional wireless network throughput. As a result, current wireless carrier networks, originally designed primarily for voice traffic, are straining to reliably handle the dramatic increase in wireless broadband data demand.

Wireless technologies have evolved through successive generations of protocols driven by the need for more efficient networks with greater bandwidth and capacity to handle a rising number of subscribers and increasing usage of data services. Launched in 1991, the first 2G wireless networks, based on the Global System for Mobile Communications, or GSM, standard, were designed to support voice traffic and supported data rates up to 9.6 kilobits per second, or Kbps, using a circuit-switched data connection. By 2003, GSM networks began adding Evolved Data Rates for GSM Evolution, or EDGE, technology that improved peak downlink data rates to 474 Kbps. EDGE is considered to be a 2.5G technology on the path to 3G.

In the late 1990s, 3rd Generation Partnership Project, or 3GPP, began defining 3G networks based on the Universal Mobile Telecommunications System, or UMTS, standard, which was intended to minimize capital expenditure for wireless carriers as they added data capability. The first UMTS networks were established in the early 2000s and supported peak downlink data rates of 384 Kbps, and later generation UMTS networks evolved to offer data rates of up to 2 Mbps. After several enhancements to the technology, 3G wireless carriers in 2006 began to upgrade their networks to High Speed Downlink Packet Access, or HSDPA, which provides peak downlink data rates of 14.4 Mbps. Some 3G networks are now moving to Evolved High Speed Packet Access, or HSPA+, which provides theoretical peak downlink data rates of up to 42 Mbps.

Despite the advances in data rates provided by these improvements, 3G networks remain constrained by legacy technologies that were designed primarily for voice traffic, which are characterized by limited throughput and inefficient utilization of spectrum. Unable to effectively address the fast growing demand for wireless broadband services in a cost effective manner using legacy 2G and 3G networks, many wireless carriers are moving – or planning to move—to what are commonly referred to as ‘4G’ networks using LTE, which provides peak downlink capacity of 173 Mbps, and to a more limited extent WiMAX, which provides peak downlink capacity of 46 Mbps, to enable higher data throughput. In addition, the next version of LTE, called LTE-Advanced, which provides additional improvements in features and performance, is already in the planning phase and may be deployed by some operators as early as 2013.

The figure below provides a simplified perspective on the evolution of wireless technologies:

Note: User rates vary depending on channel bandwidth, network loading, RF conditions, device capabilities and other factors.

Wireless carriers are seeking to quickly deploy and transition existing wireless data services to more efficient 4G networks, which require less capital expenditure for a given amount of data throughput. At the same time, potential average revenue per user, or ARPU, can be increased by providing value-added mobile broadband services and solutions that are better enabled by the speed and performance of 4G networks. As such, ABI Research projects that operators will experience a 38% increase in data revenue from 2010 to 2014.

Additionally, carriers in developing regions are increasingly embracing 4G wireless technology as a cost-effective and easier-to-deploy alternative to wireline networks for delivering broadband capability to subscribers. According to an October 2010 report by the International Telecommunications Union, developing regions of the world are forecasted to have only 4.4% wired broadband penetration by the end of 2010, compared to 24.6% for developed regions. 4G wireless technology is being deployed in many of these developing regions to increase access to broadband services.

4G Wireless Networks

4G architecture represents a fundamental technological change in the design of wireless communication networks. 2G and 3G networks were originally designed to support voice communications and utilize older circuit switching technology based on wireline telephone system design concepts. Circuit switching technology is inflexible as it requires a continuous dedicated connection between the source and destination of the communication, and is inefficient as network capacity is wasted on connections that are established but not in continuous use. 4G, which employs concepts such as packet switching and internet protocol, or IP, improves the scalability and performance of data networks. Packet switching technology makes more efficient use of network capacity for data communication by transmitting data in packets over multiple shared connections as compared to a dedicated connection. OFDMA and MIMO have emerged as key technologies that increase efficient use of spectrum, signal reliability, throughput and range in 4G networks compared to 2G and 3G networks.

•

OFDMA is a digital modulation and access technique that achieves significantly higher throughput within a given frequency spectrum than the TDMA and CDMA techniques used in 2G and 3G wireless networks. OFDMA splits the wireless signal into multiple lower frequency sub-signals spread throughout available spectrum during transmission, effectively reducing the demands on the network for each sub-signal and enabling increased overall speed and performance.

•

MIMO is a smart antenna technology that enables higher data throughput and signal range without requiring additional bandwidth or transmit power. MIMO employs multiple antennae to more efficiently transmit and receive wireless data.

The throughput and range extension capabilities of OFDMA and MIMO technologies also enable infrastructure installations to cover a larger service area and provide increased network capacity, thereby reducing capital expenditures for wireless carriers.

The commonly accepted 4G protocols, WiMAX and LTE, are IP-based, share the same OFDMA and MIMO technologies and have very similar radio designs, coding schemes and signal processing algorithms. WiMAX was defined as a standard and deployed ahead of LTE as carriers sought to monetize available frequency spectrum using a Time Division Duplexing, or TDD, RF technology. TDD transmits and receives signals on the same frequency using a time-sharing scheme, whereas Frequency Division Duplexing, or FDD, uses different frequencies to transmit and receive signals simultaneously. While WiMAX is deployed almost exclusively in one of a limited number of TDD frequency bands, LTE is compatible with both TDD and FDD spectrum and can be deployed in many different frequency bands.

Wireless carriers that have deployed WiMAX include new market entrants seeking competitive differentiation from incumbents in addition to carriers in emerging markets who utilized WiMAX networks as an economical alternative to wired broadband networks. The availability of WiMAX technology prior to the development of LTE led to adoption and deployment of WiMAX networks first. Carriers who choose to deploy LTE networks will typically be incumbents who are upgrading their existing 2G or 3G networks to 4G networks, and in certain cases from WiMAX networks to LTE networks.

WiMAX

According to the WiMAX Forum™, an industry-led, non-profit corporation formed to help promote and certify the compatibility and interoperability of broadband wireless products, as of March 2011 there had been more than 580 WiMAX networks deployed in over 150 countries around the world since 2006.

In developed countries, WiMAX services address the increasing demand for mobile broadband access to the Internet and other data services that create significant challenges for existing 3G networks. Carriers who deploy WiMAX networks often expect to gain an immediate advantage over competitors using 2G and 3G networks by delivering high data throughput at competitive prices using their existing or newly allocated frequency spectrum. For example, Sprint and Clearwire launched their 4G wireless broadband services in the United States in September 2008 and January 2009, respectively. According to Clearwire, as of December 31, 2011, its 4G WiMAX mobile broadband network covered an estimated population of over 130 million people, and had over 10.3 million subscribers. According to Japan’s Telecommunications Carriers Association, UQ Communications Inc. in Japan ended had just over 2 million WiMAX subscribers as of February 29, 2012. According to ABI Research, Korea Telecom in South Korea had 783,000 WiMAX subscribers at the end of 2011.

In developing countries or regions where wireline infrastructure is limited and often insufficient to support broadband access, the market opportunity for WiMAX lies in providing broadband connectivity to the home or enterprise. For example, according to ABI Research, at the end of 2011,WiMAX operators in Malaysia count more than 600,000 subscribers, and operators in Indonesia, Pakistan, the Philippines, Mexico and Bangladesh each have more than 200,000 subscribers.

LTE

LTE is widely expected to become the dominant technology for 4G wireless broadband access, particularly among large mobile operators using 2G or 3G technologies today. In 2010, wireless carriers including Verizon Wireless in the U.S., TeliaSonera in Sweden and Norway and Mobyland in Poland deployed FDD LTE networks, followed in 2011 by AT&T in the U.S., NTT DoCoMo in Japan, and others. In 2011, Sprint, the largest WiMAX operator also announced its plan to deploy LTE beginning in 2012 and many other WiMAX operators are expected to follow suit in the coming years. Deployments of TDD LTE networks are expected to be driven by wireless carriers such as China Mobile in China, Reliance Industries’ Infotel Broadband Services in India, Softbank in Japan and Clearwire in the U.S. The Global Mobile Suppliers Association forecasts 119 commercial LTE networks in 58 countries by the end of 2012. According to ABI Research, LTE subscribers will grow to 239 million by 2015, and shipments of LTE devices are expected to grow from 18.1 million in 2011 to 254.7 million in 2015, representing a CAGR of 94%.

Challenges Faced By 4G Wireless Semiconductor Providers

Suppliers of 4G semiconductor solutions face significant challenges:

•

Execution Challenges. The rapid evolution of wireless protocols, such as LTE to LTE Advanced, requires sustained product development excellence and ongoing collaboration with carriers to meet market technology needs. Subscriber demand and carriers’ push to increase revenues by providing new and higher performance devices have driven OEM and ODM product lifecycles to become shorter and require semiconductor solution providers to adhere to quick time-to-market schedules while providing fast and efficient transition from design-in to volume production. In addition, wireless carriers require semiconductor solutions to undergo extensive certification qualification and interoperability testing prior to mass production.

•

Technology Challenges. In order to increase throughput with minimal cost, wireless carriers require more efficient use of spectrum through the implementation of complex signal processing algorithms, such as OFDMA and MIMO, that require a significant amount of system-level and software expertise in addition to IC design knowledge. In addition, OEM and ODM customers’ desire for continuous improvements in power efficiency, reduced form factor and lower cost require rapid design cycles employing increasingly advanced silicon processes, improved RF transceiver performance and integration of additional features. Furthermore, the need to provide an optimal user experience in areas of poor network coverage or areas where coverage changes from 2G or 3G to 4G requires versatile multi-mode system designs that are capable of seamlessly transitioning between the technologies.

Our Competitive Strengths

We believe the following competitive strengths enable us to address the challenges faced by 4G wireless semiconductor providers:

•

A strong track record of execution in 4G. We were an early provider of WiMAX products and have been shipping our wireless broadband semiconductor solutions since 2005. We believe we have a strong position in the WiMAX market and are well positioned for the LTE market. Since we commenced operations in 2004, we have accomplished the following milestones:

•

released four generations of WiMAX semiconductor solutions that have been deployed in a variety of devices including smartphones, USB dongles, embedded wireless modems and CPE systems, and two generations of WiMAX semiconductor solutions for use in basestations;

•

delivered advanced broadband semiconductor solutions such as a single chip solution for WiMAX that incorporates baseband and RF transceiver functionality, utilizes cost-effective and power-efficient 65nm complementary metal-oxide-semiconductor, or CMOS, technology and delivers high network throughput, low latency, strong signal reach, low power consumption and high reliability in a small form factor and at a low cost;

•

designed our WiMAX solution into the highly successful HTC EVO 4G, the first mass-market 4G smartphone, which was launched by Sprint in the United States in June 2010. Over the subsequent 18 months, the Evo 4G was followed by eight more unique HTC devices launched by Sprint, KDDI in Japan and KT in Korea.; and

•

leveraged our WiMAX expertise to rapidly develop LTE solutions including the introduction in May 2010 of a full 20MHz bandwidth TDD LTE solution, which was used by China Mobile in the first TDD LTE network demonstration and is launched in several commercial networks, including in Australia and Brazil;

•	introduced our second-generation LTE chipset solutions, supporting both FDD and TDD networks, and supporting 3GPP Release 9 features and Category 4 throughput of up to 150Mbps in the downlink.

•

Understanding of wireless system-level architecture and expertise in signal processing. We have an end-to-end understanding of wireless system-level architectures and networks based on our team’s experience in a broad range of wireless technologies including 2G, 3G, Wi-Fi, WiMAX and LTE. This enables us to serve as a trusted advisor to wireless carriers, OEMs and infrastructure vendors to optimize the performance of their 4G devices and networks. For example, our solutions offer improved standby-mode battery life in 4G smartphones as a result of our in-depth understanding of the interactions between the device and the network and implementation of advanced power-saving techniques in our solutions. We also utilize our system-level knowledge to optimize handover performance between 3G and 4G networks in the same smartphone allowing for seamless transitions between networks and providing an enhanced user experience for mobile users. In addition, we provide our customers with Wi-Fi-WiMAX coexistence systems designs that ensure that Wi-Fi transmissions in adjacent frequencies are properly filtered to maintain WiMAX performance.

•	High performance solutions for 4G applications. Our solutions offer high performance for use in a wide array of 4G-enabled devices. The key performance characteristics of our solutions include:

•	high throughput with peak downlink data transfer rates of 38 Mbps in our WiMAX solutions and support for peak downlink data transfer rates of 150 Mbps in our LTE solutions;

•	high power efficiency in both active and idle modes using our patented idle mode optimization algorithms that improve standby time and help maximize device battery life;

•	low latency and make-before-break handover technology in mixed 3G—4G networks so that our solutions can provide quick and seamless network connectivity for improved user experience;

•	patented dual-transmit technology that improves coverage and provides higher data throughput from the device to the network compared to traditional single transmitter approaches; and

•	support for an advanced technology called hybrid automatic repeat request, or hybrid ARQ, which significantly enhances RF link robustness and throughput improving mobility and range.

•

Fully integrated 4G solutions. We provide the industry’s most highly integrated 4G system-on-chip, or SoC, and system-in-package, or SiP, semiconductor solutions integrating the baseband, the RF and other functionality into a single die or package. In addition, we have successfully migrated from 130nm to 65nm CMOS technology to further reduce device form factor while offering improved device performance and added cost savings; migration to 40nm CMOS technology is taking place with the latest SoC for LTE which became available in 2012. Furthermore, our comprehensive software solutions help our customers get to market quickly with a field proven solution. Our integrated solutions offer key advantages for both ourselves and our end customers:

•

Lower overall system cost for our end customers, coupled with higher functionality and smaller form factor. Our ability to integrate digital and RF functions into a single device also allows us to maintain higher product margins as we believe device manufacturers are willing to pay a premium for our integrated 4G solutions, while also enabling us to reduce our manufacturing costs for wafer fabrication, assembly and testing.

•

Simplified product design for device manufacturers, as our solutions incorporate all key components required for a 4G device in a single die or package. We believe these advantages enable our products to be incorporated into leading edge devices that offer a high quality user experience, as well as accelerate our end customers’ time-to-market.

•

Proprietary embedded protocol software that has been exhaustively tested with major basestation vendors’ equipment to ensure reliable performance in the field. We also offer host software that facilitates rapid development of high performance device drivers, connection managers and other key application-layer software functionality.

Our Strategy

Our goal is to be the leading provider of next-generation wireless semiconductors by providing best-in-class solutions that enable mass-market adoption of 4G technologies worldwide. Key elements of our strategy include:

•

Maximizing return-on-investment in WiMAX. We developed a leadership position in WiMAX, particularly in the smartphone market, by investing early in the silicon integration and system design techniques required to be competitive in this market. With WiMAX deployments now slowing and new device development projects declining, we can minimize further investment in new WiMAX chips while remaining in a competitive position to address those opportunities that remain, maintaining or even growing market share. We intend to maintain our market position in WiMAX by focusing on continued penetration into 4G WiMAX devices that are deployed by large wireless carriers and the expansion of our sales in CPE broadband wireless applications for emerging markets. Since we began commercial shipments of our semiconductor solutions in 2005, we have shipped over 14.4 million WiMAX semiconductor solutions through 2011, including more than 8 million units in 2011. We believe we have the most power-efficient and the smallest form factor solution for WiMAX smartphones, and we are the sole supplier of such solutions to HTC for their highly successful EVO 4G family of devices. ABI Research estimates that 9.4 million WiMAX smartphones shipped in 2011. In 2011, we shipped nearly 7 million semiconductor solutions to smartphones and tablet OEMs. Our technology and market share leadership position enables us to pursue additional business without significant further investment in new product development. Although we believe the overall WiMAX market is shrinking due to changes in the U.S. market, we believe that we can sustain or grow our WiMAX market share position as carriers in the Korea and Japan continue to expand their WiMAX networks and release new smartphones, and as WiMAX-enabled CPE and data devices continue to be deployed in emerging markets.

•

Leveraging WiMAX expertise to become a leader in LTE. We are leveraging our strong market position and technical expertise in WiMAX to develop and deploy best-in-class LTE solutions, as WiMAX and LTE share many common technologies. For example, we developed a full 20MHz bandwidth TDD LTE solution which was used in the first TDD LTE network demonstration by China Mobile in 2010. In 2011 we announced our second-generation LTE solutions, the SQN3110, SQN3120 and SQN3140, which we believe provide differentiated performance, power efficiency and system cost advantages to manufacturers serving all potential LTE markets, including TDD LTE solutions for large wireless carriers such as China Mobile, Sprint and Clearwire; and FDD LTE products to enable 3G wireless carriers to migrate to 4G. In addition, our SQN5120 dual-4G baseband along with our 4sight 4G network migration initiative provides an LTE chipset with built-in WiMAX support and other solutions to enable WiMAX operators to deploy devices for an efficient transition to LTE.

•

Providing technology leadership in our single-mode 4G semiconductor solutions. Currently, 4G wireless broadband technologies are primarily being deployed to provide high-speed data connectivity in a more efficient manner in data-only devices such as USB dongles, portable routers, embedded applications and CPE devices. In these wireless devices, we believe single-mode 4G solutions, such as those in our portfolio, are an appropriate and cost-effective approach. In devices such as smartphones that also include voice functionality, wireless carriers primarily use 4G technology to provide broadband data services while voice services continue to utilize 2G and 3G technologies. As 4G networks typically operate in different frequency bands from legacy 2G and 3G networks, each network requires its own respective RF implementation. In smartphones, our 4G solutions provide independent RF functionality implemented separately from their legacy 2G or 3G counterparts, significantly simplifying RF system design. This architecture also eliminates the burden of integrating the 4G protocol into a complex, monolithic multi-protocol stack. We believe this approach allows manufacturers to leverage their proven 2G and 3G platforms while reducing cost and accelerating their time-to-market. As a result, we expect many customers to select single-mode 4G chipsets for a wide variety of device applications, in single-mode devices as well as in multi-mode designs as a companion to existing 2G and 3G solutions, in particular for the CDMA variant of 2G and for the Chinese variant of 3G known as TD-SCDMA as there is little technological integration of 4G with these standards. It is our intent to secure meaningful market share in these segments by providing best-in-class 4G performance, power consumption and system-cost advantages, and by being early to market with new features and enhancements to our standalone 4G solutions. It is our belief that this best-of-breed approach will appeal to many device manufacturers and carriers.

•

Pursuing legacy wireless technology for integration into our leadership 4G LTE solutions. As the LTE market grows, as the LTE technology matures and stabilizes and as device volumes increase, component costs are expected to fall. In order to address this trend competitively and profitably, it may be necessary to provide integrated multi-mode silicon solutions that support legacy 2G and 3G operating modes. In addition, for carriers utilizing the 2G and 3G standards promulgated by the 3GPP, the current expectation is that significant integration of the software protocol stack across 2G, 3G and 4G standards will be required by the 3GPP. Consequently, it may be advantageous to acquire certain 2G and/or 3G legacy solutions.

Therefore, we may choose to license or acquire from third parties, and subsequently integrate, appropriate 2G/3G intellectual property into future chipset solutions. Alternatively, we may choose to partner with another company who can provide this 2G/3G intellectual property. This would allow us to combine our best-in-class 4G technology with mature, proven 2G/3G technology into a cost-effective, multi-mode solution, which may open up additional market opportunities for our products.

Our Solutions

We have developed a portfolio of 4G semiconductor solutions to address a variety of applications and market segments. We offer baseband solutions used to encode and decode data based on 4G protocols that serve as the core wireless processing platform for a 4G device; RF transceivers used to transmit and receive wireless transmissions; and highly integrated SoC and SiP solutions that combine these and other functions into a single die or package. Our SoC solutions integrate the baseband and RF transceiver functions, in some cases with an applications processor and memory. This advanced integration reduces the size, cost, design complexity and power consumption of the 4G solution. Our SiP solutions incorporate additional components that are typically required to build a wireless device, including the radio front-end and power management components from third party suppliers, and integrate them along with our SoC into a single package. This advanced packaging provides a near turn-key solution that reduces the footprint of the 4G solution and simplifies the design, manufacturing and testing burden for OEMs, reducing their investment and accelerating their time-to-market for 4G devices.

All of our baseband, SoC and SiP products are provided with comprehensive software, including relevant source code and tools, to enable manufacturers to easily integrate our solutions into their devices in a wide variety of environments, including Apple MAC OSX, Microsoft Windows and embedded operating systems such as Android. In addition, we provide our customers with design support, in the form of reference designs that specify recommended methods for interconnecting our chips to surrounding devices, such as host processors, memory and RF front-end components as well as tools to integrate with products from major automatic test equipment vendors. Further, we provide our customers with a warranty, for a period of one to two years, that our solutions are free from defects in materials and workmanship and will operate in material conformance with the provided specifications, entitling the customer to have the defective product repaired or replaced at our expense.

Our primary products are summarized in the table below.

Product Family	Product Name	Description	Target Applications					Expected Availability	Key Features
			Smartphones	Embedded devices	USB dongles	CPE	Basestations

	SQN1210	BB + RF SoC	•	•	•			Now	Integrated DRAM, multi-band RF
	SQN1220	BB + RF SoC			•	•		Now	Integrated applications processor with VoIP support, multi-band RF
	SQN1310	BB + RF SoC	•					Now	Handset-optimized power and size
	SQN2130	BB					•	Now	Supports >100 users for microcells and macrocells
	SQN2130	BB					•	Now	Supports >100 users for microcells and macrocells

	SQN3010	BB			•	•		Now	Supports TDD LTE
	SQN3110 SQN3120	BB	•	•	•	•		Now	Supports TDD & FDD LTE, 40nm process geometry, low-power
	SQN3140	RF	•	•	•	•		Now	Supports 2.3 - 2.7 GHz and 3.3 – 3.8 GHz TDD LTE, at up to 20 MHz bandwidth

	SQN5120	Dual 4G BB	•	•	•	•		Now	Supports dual-4G LTE and WiMAX, with seamless WiMAX-LTE handover, 40nm process geometry, low-power

Abbreviations used in this table: BB = baseband processor, CPE = customer premise equipment, DRAM = Dynamic Random Access Memory, FDD = frequency division duplexing, RF = radio frequency transceiver, SoC = system-on-chip, SiP = system-in-package, TDD = time division duplexing, VoIP = Voice over Internet Protocol.

Competition

The wireless semiconductor business is very competitive. We believe that our competitive strengths will enable us to compete favorably in the WiMAX and LTE markets. The following are the primary elements on which companies in our industry compete:

•	functionality, form factor and cost;

•	product performance, as measured by network throughput, signal reach, latency and power consumption;

•	track record of providing high-volume deployments in the industry; and

•	systems knowledge.

In the WiMAX market, we compete with suppliers such as Broadcom Corporation, GCT Semiconductor, Inc. and MediaTek Inc. We also compete with Intel Corporation and Samsung Electronics Co. Ltd., who embed their own WiMAX semiconductor solutions in modules and devices, respectively. In the LTE market, we expect to face competition from established semiconductor companies such as Broadcom Corporation, Intel Corporation, Qualcomm Incorporated, Samsung Electronics Co. Ltd., Spreadtrum, and ST-Ericsson N.V., as well as smaller entrants in the market such as GCT Semiconductor, Altair or Innofidei.

Many of our competitors have longer operating histories, significantly greater resources and name recognition, and a larger base of existing customers than us. In addition, some of them may provide incentives to customers or offer bundled solutions with complementary products, which could be attractive to some customers, or adopt more aggressive pricing policies to offset what we believe are the performance and cost advantages of our solutions.

Sales and Marketing

Our sales efforts are focused on securing design wins at leading OEMs and ODMs for mobile broadband devices. We work closely with key players across the 4G wireless broadband industry to understand their requirements and enable them to certify and deploy 4G solutions in high volume.

Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of December 31, 2011, we had a direct sales force consisting of seven individuals serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, Korea and Japan, India, Europe the Middle East and North and South America. In China, Japan, India and Korea we supplement our direct sales team with local distributors and sales representatives who handle certain customer communications, logistics and customer support functions. We do not have any agreements in place with such distributors.

Our sales force is complemented by a team of FAEs that assists customers in solving technical challenges during the design, manufacturing implementation and certification phases of a customer’s product life cycle. This high-touch approach allows us to facilitate the successful certification and acceptance by the wireless carriers of our customers’ products, which speeds time-to-market for our customers and reinforces our role as a trusted advisor to our customers.

Our sales cycles typically take 12 months or more to complete and our solutions are generally incorporated into our customers’ products at the design stage. Prior to an end customer’s selection and purchase of our solutions, our sales force and field applications engineers provide our end customers with technical assistance in the use of our solutions in their products. Once our solution is designed into a customer’s product offering, it becomes more difficult for a competitor to sell its semiconductor solutions to that end customer for that particular product offering given the significant cost, time, effort and risk involved in changing suppliers. In addition, once we win a particular design with an end customer, we believe our ability to penetrate other product families at that end customer increases significantly.

Our marketing strategy is focused on enabling broad adoption of 4G solutions and communicating our technology advantages to the marketplace. This includes building awareness of and preference for our technology at wireless carriers who generate demand for 4G-enabled devices. By working to understand carrier services strategies, device roadmaps and technical requirements, we believe we are better positioned to drive our roadmap to meet these needs, to influence their choice of technology suppliers, and to identify manufacturers in the wireless industry who are best prepared to serve the needs of the wireless carrier. For example, by engaging early with China Mobile, we were able to understand their requirements and achieve aggressive timelines for delivering our LTE solution for their demonstration network. In addition, our collaboration with Sprint allowed us to understand their user experience goals, which led to the implementation of an optimized 3G-4G handover capability and reduced idle-mode power consumption for handsets incorporating our solutions.

Our marketing team is also responsible for product management, strategic planning, product roadmap creation, OEM, ODM and wireless carrier business development and corporate communications. All of these functions are aimed at strengthening the competitiveness of our solutions in response to evolving industry needs and competitive activities, and at articulating the value proposition of our technology throughout the 4G broadband wireless industry. Our sales and marketing organizations work closely together to ensure that evolving industry requirements are reflected in our product plans, and that customers have early access to our roadmaps and can communicate the value of our technology to the wireless carriers. This end-to-end value chain management approach is designed to grow and preserve our market share in the segments we serve.

Customers

We maintain relationships with 4G wireless carriers and with OEMs and ODMs who supply devices to those carriers and their end users. We do not typically sell directly to wireless carriers. Our sales are conducted on a purchase order basis with OEMs, ODMs, contract manufacturers or system integrators, or to a lesser extent with distributors who provide certain customer communications, logistics and customer support functions.

Our top ten accounted for 70%, 91% and 95% of our total revenue in 2009, 2010 and 2011, respectively. HTC accounted for 66% and 78% of our total revenue in 2010 and 2011, respectively, though less than 10% in 2009. Huawei accounted 30% of our total revenue in 2009 and less than 10% in each of 2010 and 2011. The following is a list of our top ten customers, in alphabetical order, based on total revenue during 2011:

• Ampak Technology Inc • Huawei • Ericsson AB • FMCom Corporation • Gemtek	• HTC • Nokia Siemens Network • Sagem Tunisie Communications • Silicon Technology • Teltonika

Manufacturing

We operate a fabless business model and use third-party foundries and assembly and test contractors to manufacture, assemble and test our semiconductor solutions. Our sole foundry vendor is TSMC. In our latest products, we use 65nm and 40nm standard RF, mixed-signal and digital CMOS production processes. The use of these commercially available standard processes is designed to enable us to produce our products more cost-effectively and, by migrating to lower process geometries, we expect to achieve advantages in cost, size and power consumption.

We use UTAC and SPIL for most of our assembly and testing, and will use SPC for our LTE products. We rely on extensive simulation, practical application and standardized test bed studies to validate and verify our products.

We closely monitor the production cycle from wafer to finished goods by reviewing electrical parameters and manufacturing process and test yield data. We also run routine reliability monitoring programs to ensure long term product reliability. This enables us to operate certain test processes on demand to reduce the time-to-market for our products and to help ensure their quality and reliability. We are ISO 9001 certified, and all of our major suppliers and subcontractors are required to have quality management systems certified to ISO 9000 and ISO 14000 levels, as well as appropriate environmental control programs.

We do not have any agreements with our foundry or with our testing and packaging vendors, other than a framework agreement with UTAC, and we place our orders with our foundry and other vendors on a purchase order basis. See “Risk Factors—Risks Related to Our Business and Industry”.

Intellectual Property

We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At December 31, 2011, we had 6 issued and allowed United States and European patents and 31 pending United States and European patents. The first of our issued and allowed patents is not expected to expire until 2025.

In addition to our own intellectual property, we have also entered into a number of licensing arrangements pursuant to which we license third-party technologies and intellectual property. In particular, we have entered into such arrangements for certain technologies embedded in our semiconductor, hardware and software designs. These are typically non-exclusive contracts provided under royalty-accruing or paid-up licenses. These licenses are generally perpetual or automatically renewed for so long as we continue to pay any royalty that may be due and in the absence of any uncured material breach of the agreement. Certain licenses for technology used for development of a particular product are for a set term, generally at least two years, with a renewal option, and can be easily replaced with other currently available technology in subsequent product developments. In the event that such licenses are not renewed, they nevertheless continue with regard to products distributed in the field. Except for our licenses to the so called “essential patents” described below, we do not believe our business is dependent to any significant degree on any individual third-party license.

We have also entered into licensing arrangements with respect to so called “essential patents” that claim features or functions that are incorporated into applicable industry standards and that we are required to provide in order to comply with the standard. We have entered into an agreement with France Telecom with respect to such a patent portfolio under a common licensing program. The agreement provides for a royalty-bearing, non-exclusive license, for an initial term that expires on June 30, 2012 and is renewable for an additional term of at least five years. The agreement may be terminated (i) by either party in the event that any material breach is not cured within 60 days or (ii) by us upon 90 days written notice. In the event that France Telecom grants the same license to another party on more favorable royalty rates, we are entitled to an amendment to provide for such rates.

Facilities

Our principal executive offices are located in Paris, France, consisting of approximately 22,390 square feet under a lease that expires in May 2014. This facility accommodates our principal research and development, product marketing, and finance and administrative activities.

We have a 4,236 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2015. We have a 1,973 square-foot facility in Petach Tikva, Israel, which houses a small research and development team, and sales and technical support personnel, under a lease that expires in January 2013. We have a 1,957 square-foot facility in Xindian City, Taipei, Taiwan for sales and technical support personnel under a lease that expires in November 2012. We have a 1,447 square-foot facility in Shenzhen, China, which accommodates sales and technical support personnel, under a lease that expires in June 2012 and which we expect to renew. In February 2011, we entered into a new office lease of 1,600 square feet in Singapore, expiring in February 2013. We rent additional office space in Shanghai, China; Seoul, South Korea and Burnsville, Minnesota, U.S. under short-term lease agreements.

We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

C.	Organizational Structure

The Company is the ultimate parent of the group comprised of the Sequans Communications S.A. and its subsidiaries at December 31, 2011:

Name	Country of incorporation	Year of incorporation	% equity interest
Sequans Communications Ltd.	United Kingdom	2005	100
Sequans Communications Inc.	United States	2008	100
Sequans Communications Ltd. Pte.	Singapore	2008	100
Sequans Communications (Israel) Ltd.	Israel	2010	100

D.	Property, Plants and Equipment

For a discussion of property, plants and equipment, see “Item 4.B—Business Overview—Facilities.”

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review And Prospects

Summary

We are a leading fabless designer, developer and supplier of 4G LTE and WiMAX semiconductor solutions for wireless broadband applications. Our solutions incorporate baseband processor and RF transceiver ICs along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a low cost.

We shipped nearly 8.1 million units during 2011, compared to more than 4.6 million units during 2010. Our total revenue was $93.7 million in 2011, compared to $68.5 million in 2010.

We currently have more than 50 end customers worldwide, consisting primarily of OEMs and ODMs for smartphones, USB dongles, embedded devices, CPE and basestations. We derive a significant portion of our revenue from a small number of end customers and we anticipate that we will continue to do so for the foreseeable future. In 2011, HTC accounted for 78% of our total revenue, compared to 66% of our total revenue in 2010, and less than 10% of total revenue in 2009. The increase in revenue from HTC in 2010 and 2011 was driven by the success of the HTC EVO 4G smartphone, which was launched in June 2010, and subsequent phones and tablets in the EVO family launched in 2011. In 2009, Huawei accounted for 30% of our total revenue. We do not have long-term purchase agreements with any of our end customers and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers.

Our Consolidated Financial Statements for 2009, 2010 and 2011, have been prepared in accordance with IFRS as issued by the IASB.

A.	Operating Results

Revenue

Our total revenue consists of product revenue and other revenue.

Product Revenue

We derive substantially all of our revenue from the sale of semiconductor solutions for 4G wireless broadband applications and we currently expect to continue to do so for the foreseeable future. Our solutions are sold both directly to our end customers and, to a lesser extent, indirectly through distributors.

Our sales cycles typically take 12 months or more to complete and our solutions are generally incorporated into our end customers’ products at the design stage. Prior to an end customer’s selection and purchase of our solutions, our sales force and field applications engineers, or FAEs, provide our end customers with technical assistance in the use of our solutions in their products. Once our solution is designed into an end customer’s product offering, it becomes more difficult for a competitor to sell its semiconductor solutions to that end customer for that particular product offering given the significant cost, time, effort and risk involved in changing suppliers. In addition, once we win a particular design with an end customer, we believe our ability to penetrate other product families at that end customer increases significantly.

Our product revenue began declining in the second half of 2011 compared to the first half of 2011 due to an overall decline in the WiMAX market driven by a change in strategy from WiMAX to LTE by Sprint, the largest driver of demand for WiMAX semiconductor solutions. We presently believe this reduction in the size of the WiMAX market to be permanent. Sales of our LTE products are not expected to contribute materially to revenues until the second half of 2012 or later due to the timing of our products and the deployment timing of the operators where we are focused.

Our product revenue is also affected by changes in the unit volume and average selling prices, or ASPs, of our semiconductor solutions. Our products are typically characterized by a life cycle that begins with higher ASPs and lower volumes as our new products use more advanced designs or technology and are usually incorporated into new devices that consumers adopt over a period of time. This is followed by broader market adoption with higher volumes and ASPs that are lower than initial levels, due to the maturity of the technology, greater availability of competing products or less demand as our end customers’ products reach the end of their life cycle. The proportion of our product revenue that is generated from the sale of various products, also referred to as product mix, affects our overall ASP, product revenue and profitability. Given the varying ASPs of our solutions, any material change in our product mix may affect our gross margins and operating results from period to period. We expect to continue to broaden our product portfolio by introducing new solutions.

A small portion of our product revenue is derived from sales of reference designs or electronic boards on which our end customers develop and test their own designs.

Other Revenue

Other revenue consists of the sale of licenses to use our technology solutions and revenue from associated annual software maintenance and support services, as well as technical support services. We license the right to use our solutions, including embedded software that enables our end customers to customize our solutions for use in their products. The license is perpetual and covers unlimited product designs by the end customer. In our early years, we used this licensing strategy as a way to qualify our end customers as we continued to develop our solutions. We expect that we will continue to sign new license agreements as we begin working with new customers, but we do not expect that such licenses will generate significant revenues. We therefore expect other revenue to remain flat or decline in absolute terms in future periods, however in the short term it is likely to increase as a percentage of our total revenue.

The following table sets forth our total revenue by region for the periods indicated. We categorize our total revenue geographically based on the location to which we invoice.

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Asia	$14,737	$61,182	$85,902
Europe, Middle East, Africa	2,187	4,914	6,823
Americas	2,632	2,448	989

Total revenue	$19,556	$68,544	$93,714

Cost of Revenue

Our cost of revenue includes cost of product revenue and cost of other revenue.

Cost of Product Revenue

A significant portion of our cost of product revenue consists of the cost of wafers manufactured by third-party foundries and costs associated with assembly and test services. Cost of product revenue is impacted by manufacturing variances such as cost and yield for wafer, assembly and test operations and package cost. To a lesser extent, cost of product revenue includes expenses relating to depreciation of productions mask sets, the cost of shipping and logistics, royalties, personnel costs, including share-based compensation expense, valuation provisions for excess inventory and warranty costs.

Early in the life cycle of our products, we typically experience lower yields and higher associated costs, which are offset by higher ASPs. Over the life cycle of a particular product, our experience has been that the cost of product revenue has typically declined as volumes increase and test operations mature, while ASPs generally decline.

We use third-party foundry, assembly and test subcontractors, which are primarily located in Asia, to manufacture, package and test our semiconductor solutions. We purchase processed wafers from our fabrication supplier, currently TSMC. We also rely on third-party assembly and test subcontractors to assemble, package and test our products, and on third-party logistics specialists for logistics and storage. We do not have long-term agreements with our suppliers. Our obligations with our vendors for manufacturing, assembly and testing are generally negotiated on a purchase order basis.

Cost of Other Revenue

As most of the costs related to other revenue, particularly our licenses, are incurred as part of our normal research and development efforts, we allocate to cost of other revenue only the specific incremental costs related to generating maintenance and technical support services revenue.

Gross Profit

Our gross profit is affected by a variety of factors, including our product mix, the ASPs of our products, the volumes sold, the purchase price of fabricated wafers, assembly and test service costs and royalties, provision for inventory valuation charges, and changes in wafer, assembly and test yields. We expect our gross profit will fluctuate over time depending upon competitive pricing pressures, the timing of the introduction of new products, product mix, volume pricing, variances in manufacturing costs and the level of royalty payments to third parties possessing intellectual property necessary for our products.

Operating Expenses

Research and Development

We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Research and development expense consists primarily of personnel costs, including share-based compensation, for our engineers engaged in design and development of our products and technologies. These expenses also include the depreciation cost of intellectual property licensed from others for use in our products, product development costs, which include external engineering services, development software and hardware tools, cost of fabrication of mask sets for prototype products, equipment depreciation and facilities expenses.

We expect research and development expense to increase in absolute terms and as a percentage of total revenue as we enhance and expand our features and offerings for our product portfolio and we continue to develop new products for LTE, which will require additional resources and investments. We expect research and development expense with respect to our WiMAX products to decrease to a low level, as required to maintain current products, and we expect research and development expense with respect to LTE to increase as we focus on bringing our LTE products to market.

Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. As we operate in a highly innovative, dynamic and competitive sector, the costs incurred from the point that the criteria for capitalization are met to the point when the product is made generally available on the market are not material. Through 2011, all research and development expense has been expensed as incurred.

Research and Development Incentives

In France, through the end of 2010, we were classified as a Jeune Entreprise Innovante, or JEI, which allowed us to pay reduced payroll taxes on the salaries of our engineers based in France for the first eight fiscal years after our incorporation. Beginning in 2011, we are no longer eligible for this benefit and consequently research and development costs increased.

In France and the United Kingdom, we also receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to increase as a percentage of total revenue as research and development expense also increases as a percentage of total revenue. For 2011, we received approximately $4.6 million in tax incentives.

Finally, we receive incentives in the form of grants from agencies of the French government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received and all relevant conditions will be complied with. We expect that the amounts we receive from such incentives will be flat or decline over time in absolute terms. For 2011, we received approximately $1.4 million in grants and interest-free loans.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our sales and marketing personnel, commissions paid to independent sales agents, the costs of advertising and participation in trade shows, depreciation and facilities expenses. We expect the size of our sales and marketing organization to remain flat in 2012, as our business transitions from a WiMAX-centered activity to LTE. We expect sales and marketing expense to remain fairly stable in absolute terms but increase as a percentage of total revenue, as we transfer our effort from WIMAX to LTE to market our solutions.

General and Administrative

General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, information technology, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; investor relations costs; insurance; depreciation and facilities expenses. We expect the size of our general and administrative staff to remain flat in 2012. We currently expect general and administrative expense to remain fairly flat in absolute terms, and to increase as a percentage of total revenue, in the short-term as we have already implemented for the most part the infrastructure necessary to operate as a public company.

Interest Income (Expense), Net

Interest income consists of interest earned on cash and cash equivalent balances. We have historically invested our cash primarily in commercial bank account, short term deposit and money market funds. Interest income was offset primarily by interest expense on our convertible notes issued in 2008, and on amounts drawn on the line of credit secured by our accounts receivable. A portion of convertible notes were converted to equity in December 2010. The remaining convertible notes were repaid in November 2011. See “Item 5.B—Liquidity and Capital Resources” for a more detailed description of our convertible notes.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss) represents exchange gains and losses on our exposures to non-U.S. dollar denominated transactions, primarily associated with the changes in exchange rates between the U.S. dollar and the euro, and re-measurement of foreign currency balances at reporting date. As a result of our international operations, we are subject to risks associated with foreign currency fluctuations. Almost all of our revenues are in U.S. dollars and a portion of our expenses are also in U.S. dollars. However, a significant portion of our personnel costs is in euros. In 2011, we decided it was more appropriate to classify foreign exchange gains and losses related to hedges of euro-based operating expenses from financial result to operating expenses. The effect on the year ended December 31, 2011 was to increase the net foreign exchange loss by $0.4 million. The financial statements for the year ended December 31, 2010 have been adjusted to reflect this reclassification, reducing the net foreign exchange gain by $0.2 million. There were no hedging instruments used in 2009.

Other Financial Income (Expense), Net

Other financial income (expense), net represents changes in fair value connected with financial assets and liabilities at fair value through profit and loss.

Income Tax Expense (Benefit)

We are subject to income taxes in France, the United States and numerous other jurisdictions. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes will be due. These tax liabilities are recognized when we believe that certain positions may not be fully sustained upon review by tax authorities, notwithstanding our belief that our tax return positions are supportable. Our effective tax rates differ from the statutory rate primarily due to any valuation allowance, the tax impact of local taxes, international operations, research and development tax credits, tax audit settlements, non-deductible compensation, and transfer pricing adjustments. In respect of our subsidiaries outside of France, we operate on a “cost plus” basis.

In France, we have significant net deferred tax assets resulting from net operating loss carry forwards, tax credit carry forwards and deductible temporary differences that reduce our taxable income. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carry back or carry forward periods provided for in the tax law for each applicable tax jurisdiction. Over time, as we generate taxable income, we expect our tax rate to increase significantly.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our Consolidated Financial Statements contained elsewhere in this annual report, which are prepared in accordance with IFRS as described in Note 2 to our Consolidated Financial Statements.

Some of the accounting methods and policies used in preparing our Consolidated Financial Statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described below.

Revenue Recognition

Our policy for revenue recognition, in instances where multiple deliverables are sold contemporaneously to the same counterparty, is in accordance with IAS 18.13. When we enter into contracts for the sale of products, licenses and maintenance and support services, we evaluate all deliverables in the arrangement to determine whether they represent separate units of accounting, each with its own separate earnings process, and their relative fair value. Such determination requires judgment and is based on an analysis of the facts and circumstances surrounding the transactions.

Our policy for revenue recognition is further explained in Note 2.3 to our Consolidated Financial Statements contained elsewhere in this annual report.

Inventories

Inventories consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, packaging and testing. We write down the carrying value of our inventories to the lower of cost (determined using the moving average method) or net realizable value (estimated market value less estimated costs of completion and the estimated costs necessary to make the sale). We write down the carrying value of our inventory for estimated amounts related to lower of cost or market value, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. The estimated market value of the inventory is based on historical usage and assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions on a product-by-product basis. Once established, inventory reserves are not reversed until the related inventory has been sold or scrapped. Actual demand may differ from forecasted demand and these differences may have a material effect on recorded inventory values and cost of revenue.

In 2011, we decided to bring the SQN1130, SQN1010 and SQN2010 to end of life. As expected future shipments of these products as expected to be in excess of quantities in inventory, no adjustment of the inventory value was deemed necessary as of December 31, 2011. In 2010, we decided to bring the SQN1140 and SQN1145 to end-of-life and aggregate total of $0.4 million in inventories were written down as a cost of product revenue. In 2009, there were no write-downs of any inventories. As we generally announce the end-of-life of any product a year in advance, we expect to minimize inventories and we do not expect inventory reserves to be material.

Share-Based Compensation

We have various share-based compensation plans for employees and non-employees. The expense recorded in our statement of operations for equity awards under these plans is affected by changes in valuation assumptions. For example, the fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions, including, among others, expected volatility, the expected option term and the expected dividend payout rate. As a private and now recently-public company, the assumption as to volatility has been determined by reference to the historical volatility of similar publicly traded semiconductor companies. Prior to our initial public offering, the fair value of our shares underlying our share option grants was determined by our board of directors with input from management at each grant date upon review of a variety of factors, including the valuation used in our latest financing rounds. Beginning in September 2010, we have regularly conducted contemporaneous third-party valuations to assist us in the determination of the fair value of our shares. Our board of directors ensured that the relevant objective and subjective factors deemed important by our board of directors were accounted for in each valuation. Our board of directors also ensured that the assumptions and inputs used in connection with such valuations reflected our board of director’s best estimate of our business condition, prospects and operating performance at each valuation date.

We recognize compensation expense only for the portion of share options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from our estimates.

For 2009, 2010 and 2011, we recorded employee share-based compensation expense of $1.2 million, $1.1 million and $4.2 million, respectively. Share-based compensation expense related to non-employees was not material for 2009, 2010 and 2011.

Functional Currency

We use the U.S. dollar as the functional currency of Sequans Communications S.A. due to the high percentage of our revenues, cost of revenue, capital expenditures and operating costs, other than those related to headcount and overhead, which are denominated in U.S. dollars. Our IPO proceeds were also denominated in U.S. dollars. However, all financing proceeds we have received since our inception prior to our initial public offering were denominated in euros.

Each subsidiary determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. As of each reporting date, the assets and liabilities of each subsidiary are translated into the U.S. dollar, our functional and reporting currency, at the rate of exchange at the balance sheet date and each subsidiary’s statement of operations is translated at the average exchange rate for the year. Exchange differences arising on the translation are taken directly to a separate component of equity, cumulative translation adjustments.

Fair Value of Financial Instruments

Fair value corresponds to the quoted price for listed financial assets and liabilities. Where no active market exists, we establish fair value by using a valuation technique determined to be the most appropriate in the circumstances, for example:

•	available-for-sale assets: comparable transactions, multiples for comparable transactions, discounted present value of future cash flows;

•	loans and receivables, financial assets at fair value through profit and loss: net book value is deemed to be approximately equivalent to fair value because of their relatively short holding period;

•	trade payables: book value is deemed to be approximately equivalent to fair value because of their relatively short holding period;

•

convertible notes: some of our convertible notes had optional redemption periods/dates occurring before their contractual maturity, as described in Notes 12 and 14 to our Consolidated Financial Statements contained elsewhere in this annual report. Holders of our Category E convertible notes had the right to request conversion at any time from their issue. As from the expiration of an 18-month period from issue of the Category E convertible notes, we had the right to request the conversion of all the convertible notes then held; and

•

derivatives: either option pricing models or discounted present value of future cash flows. Specifically and as described in Note 14.1 to the Consolidated Financial Statements, the option component of the Category E convertible notes was recorded as a derivative at fair value in accordance with the provisions of AG 28 of IAS 39 Financial Instruments: Recognition and Measurement. The fair value was determined using a valuation model that requires judgment, including estimating the change in value of our company at different dates and market yields applicable to our straight debt (without the conversion option). We elected to develop, use and maintain a valuation model for evaluating the option component, using a “with or without” analysis. To determine the fair value of the Category E convertible notes (including the conversion option) at each reported date, we considered (i) the conditions of the new issuances of Category E convertible notes which all included new investors and (ii) the effect of changes in market capitalization of comparable public companies. In order to determine the fair value of straight notes without that conversion option, we used a discounted cash flow analysis applying a discount interest rate derived from market yield indices at each reporting date. These assumptions used in calculating the value of the option component represent our best estimates based on management’s judgment and subjective future expectations.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our Consolidated Financial Statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

Comparison of Years Ended December 31, 2010 and 2011

	Year ended December 31,		Change
	2010 adjusted (*)	2011	%
	(in thousands)
Revenue:
Product revenue	$64,933	$91,742	41%
Other revenue	3,611	1,972	(45)

Total revenue	68,544	93,714	37

Cost of revenue:
Cost of product revenue	33,272	46,167	39
Cost of other revenue	340	247	(27)

Total cost of revenue	33,612	46,414	38

Gross profit	34,932	47,300	35
Operating expenses:
Research and development	17,917	24,935	39
Sales and marketing	13,541	12,963	(4)
General and administrative	3,953	8,327	111

Total operating expenses	35,411	46,225	31

Operating income (loss)	(479)	1,075	(325)
Financial income (expense):
Interest income (expense), net	(879)	(389)
Foreign exchange gain (loss)	925	(744)
Other	(2,109)	—

Profit (Loss) before income taxes	(2,542)	(58)
Income tax expense (benefit)	150	371

Profit (Loss)	$(2,692)	$(429)

(*)	As adjusted to reflect the classification of foreign exchange gains and losses related to hedges of euro-based operating expenses from financial result to operating expenses. The effect on the year ended December 31, 2010 was to reduce operating expenses and foreign exchange gain by $0.2 million.

The following table sets forth a summary of our statement of operations as a percentage of total revenue:

	Year ended December 31,
	2010	2011
	(% of total revenue)
Revenue:
Product revenue	95	98
Other revenue	5	2

Total revenue	100	100

Cost of revenue:
Cost of product revenue	49	49
Cost of other revenue	—	1

Total cost of revenue	49	50

Gross profit	51	50
Operating expenses:
Research and development	26	27
Sales and marketing	20	14
General and administrative	6	8

Total operating expenses	52	49

Operating income (loss)	(1)	1
Financial income (expense):
Interest income (expense), net	(1)	—
Foreign exchange gain (loss)	1	(1)
Other	(3)	—

Profit (Loss) before income taxes	(4)	—
Income tax expense (benefit)	—	—

Profit (Loss)	(4)	—

Revenue

Product Revenue

Product revenue increased 41% from $64.9 million in 2010 to $91.7 million in 2011. This growth was primarily due to a 77% increase in the number of units sold, driven by the initial deployment of the EVO 4G smartphones and tablets by HTC, which accounted for 78% of our total revenue in 2011, partially offset by lower ASPs due to volume discounts to large customers and a maturing WiMAX product line. We expect our WiMAX product revenue to decline as a result of a general decline in the WiMAX market in the United States.

Other Revenue

Other revenue decreased 45% from $3.6 million in 2010 to $2.0 million in 2011, reflecting a decrease in license revenue from $1.2 million to $0.4 million.

Cost of Revenue

Cost of product revenue increased 39% from $33.3 million in 2010 to $46.2 million in 2011 due to higher product and manufacturing costs associated with the increased number of units sold, partially offset by materials and packaging cost reductions during 2011. Cost of other revenue decreased from $0.3 million in 2010 to $0.2 million in 2011.

Gross Profit

Gross profit increased 35% from $34.9 million in 2010 to $47.3 million in 2011, while gross margin remained flat at nearly 51% for the same periods. Product gross margin increased from 49% in 2010 to 50% in 2011, primarily due to better absorbed the fixed portion of our manufacturing-related costs, and lower cost of materials and packaging.

Research and Development

Research and development expense increased 39% from $18.0 million in 2010 to $24.9 million in 2011. The increase in research and development expense was primarily due to headcount increases in engineering to develop LTE solutions. This increase includes the impact of the end of our JEI status which allowed us to pay reduced payroll tax in France until the end of year 2010. This impact represents an estimated $1.8 million increase in research and development expenses in 2011. These expenses are net of any research and development incentives earned during the periods, which are accounted for as a reduction of research and development expense. Research and development incentives increased by 70% from $3.5 million in 2010 to $5.9 million in 2011. This increase was partially due to the French tax authorities confirming that we could include certain subsidiary research expenses in our calculation. Without these research and development incentives, research and development expenses would have increased 44% from $21.5 million in 2010 to $30.9 million in 2011.

Sales and Marketing

Sales and marketing expense decreased 4% from $13.5 million in 2010 to $13.0 million in 2011. Expenses in 2010 included commissions to our Taiwan-based sales agency, particularly on sales to HTC, which was utilized only through the end of 2010.

General and Administrative

General and administrative expense increased 111% from $4.0 million in 2010 to $8.3 million in 2011 due to an increase of $1.8 million in stock based compensation expenses, and increases in audit and legal fees of $0.4 million, insurance expenses of $0.1 million and other advisory fees attributable to listed company compliance and reporting requirements. In addition headcount increased slightly from the end of 2010 to the end of 2011.

Interest Income (Expense), Net

Net interest expense decreased 56% from $0.9 million in 2010 to $0.4 million in 2011. Lower net interest expense in 2011 reflects the conversion to equity of Category E convertible notes December 2010. Net interest expense in both years included interest on bank convertible notes reimbursed in October 2011 and the receivables-backed line of credit initiated in May 2010 and terminated in July 2011. See “Item 5.B—Liquidity and Capital Resources” for a more detailed description of our debt facilities and convertible notes.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange loss of $0.7 million in 2011 compared to a net foreign exchange gain of $0.9 million in 2010. In 2011, we decided it was more appropriate to classify foreign exchange gains and losses related to hedges of euro-based operating expenses from financial result to operating expenses. The effect on the year ended December 31, 2011 was to increase the foreign exchange loss by $0.4 million. Financial statements for the year ended December 31, 2010 have been adjusted accordingly, reducing the foreign exchange gain by $0.2 million. The net foreign exchange loss in 2011 is primarily due to an increase in the value of our euro-based net monetary assets at year end and the appreciation of the U.S. dollar compared to the euro in the 2011 period.

Other Financial Income (Expense)

There were no other financial expenses in 2011 compared to other financial expense of $2.1 million in 2010 which represented the fair value of the option component of the Category E convertible notes, calculated prior to their conversion (see Note 14.1 to the Consolidated Financial Statements).

Income Tax Expense (Benefit)

In 2011, we recorded tax expense of $0.3 million arising from taxable income incurred as certain subsidiaries and a deferred tax expense amounting to $57,000. Deferred tax assets have not been recognized in 2011 or 2010 with respect to our losses as we have not generated taxable profits since beginning operations in 2004. Income tax expense was negligible in 2010.

Comparison of Years Ended December 31, 2009 and 2010

	Year ended December 31,		Change
	2009	2010 adjusted (*)%
	(in thousands)
Revenue:
Product revenue	$15,564	$64,933	317%
Other revenue	3,992	3,611	(10)

Total revenue	19,556	68,544	251

Cost of revenue:
Cost of product revenue	7,863	33,272	323
Cost of other revenue	330	340	3

Total cost of revenue	8,193	33,612	310

Gross profit	11,363	34,932	207
Operating expenses:
Research and development	13,857	17,917	29
Sales and marketing	9,242	13,541	47
General and administrative	3,410	3,953	16

Total operating expenses	26,509	35,411	34

Operating income (loss)	(15,146)	(479)	97
Financial income (expense):
Interest income (expense), net	(781)	(879)
Foreign exchange gain (loss)	(315)	925
Other	(569)	(2,109)

Profit (Loss) before income taxes	(16,811)	(2,542)
Income tax expense (benefit)	61	150

Profit (Loss)	$(16,872)	$(2,692)

(*)	As adjusted to reflect the classification of foreign exchange gains and losses related to hedges of euro-based operating expenses from financial result to operating expenses. The effect on the year ended December 31, 2010 was to reduce operating expenses and foreign exchange gain by $0.2 million.

The following table sets forth a summary of our statement of operations as a percentage of total revenue:

	Year ended December 31,
	2009	2010
	(% of total revenue)
Revenue:
Product revenue	80	95
Other revenue	20	5

Total revenue	100	100

Cost of revenue:
Cost of product revenue	40	49
Cost of other revenue	2	—

Total cost of revenue	42	49

Gross profit	58	51
Operating expenses:
Research and development	71	26
Sales and marketing	47	20
General and administrative	17	6

Total operating expenses	136	52

Operating income (loss)	(77)	(1)
Financial income (expense):
Interest income (expense), net	(4)	(2)
Foreign exchange gain (loss)	(2)	2
Other	(3)	(3)

Profit (Loss) before income taxes	(86)	(4)
Income tax expense (benefit)	—	—

Profit (Loss)	(86)	(4)

Revenue

Product Revenue

Product revenue increased 317% from $15.6 million in 2009 to $64.9 million in 2010. This increase was primarily due to an increase of over 397% in the number of units sold, driven by the initial deployment of the EVO 4G smartphone by HTC, which accounted for 66% of our total revenue, partially offset by lower ASPs due to volume discounts to large customers and a maturing WiMAX product line. We expect our WiMAX product revenue to continue to grow in absolute terms, in line with the overall market growth rate as the WiMAX market eventually matures.

Other Revenue

Other revenue decreased 10% from $4.0 million in 2009 to $3.6 million in 2010, reflecting a decrease in license revenue from $1.6 million to $1.2 million.

Cost of Revenue

Cost of product revenue increased 323% from $7.9 million in 2009 to $33.3 million in 2010 due to higher product and manufacturing costs associated with the increased number of units sold, including $0.4 million in capacity utilization surcharges imposed by our foundry, TSMC, due to higher than expected demand for our products. Cost of other revenue remained flat at nearly $0.3 million in 2009 and 2010.

Gross Profit

Gross profit increased 207% from $11.4 million in 2009 to $34.9 million in 2010, while gross margin decreased from 58.1% to 51.0% for the same periods, respectively, due to the higher proportion of our total revenue coming from product revenue in 2010. Product gross margin decreased from 49.5% in 2009 to 48.8% in 2010, primarily due to declining ASPs and capacity utilization surcharges, partially offset by higher volumes of products sold, which better absorbed the fixed portion of our manufacturing-related costs, and lower cost of materials.

Research and Development

Research and development expense increased 29% from $13.9 million in 2009 to $17.9 million in 2010. The increase in research and development expense was primarily due to headcount increases in engineering to develop LTE as well as new WiMAX solutions. Research and development expense in 2010 included $0.9 million for the cost of a production mask set for our first LTE silicon as this first solution was not expected to be produced in quantity before being replaced by a newer model. These expenses are net of any research and development incentives earned during the periods, which are accounted for as a reduction of research and development expense. Research and development incentives increased by 4% from $3.4 million in 2009 to $3.5 million in 2010. Without these research and development incentives, research and development expenses would have increased 25% from $17.2 million in 2009 to $21.4 million in 2010.

Sales and Marketing

Sales and marketing expense increased 47% from $9.2 million in 2009 to $13.5 million in 2010, primarily due to increased commissions to our Taiwan-based sales agency, particularly on sales to HTC. In addition, sales and marketing expense increased due to an increase in headcount and increased participation in trade shows.

General and Administrative

General and administrative expense increased 16% from $3.4 million in 2009 to $4.0 million in 2010 due to an increase in finance and accounting expenses attributable to an increase in reporting requirements as we expanded internationally, and an increase in headcount and recruiting fees.

Interest Income (Expense), Net

Net interest expense increased 13% from $0.8 million in 2009 to $0.9 million in 2010. This reflects an increase in interest on loans and finance leases from $0.5 million in 2009 to $0.6 million in 2010, resulting from the issue of €4.0 million ($6.0 million) in Category E convertible notes in October 2009 and, to a lesser extent, an increased interest rate on convertible notes from Natixis, beginning in July 2010, and interest arising from the use of a receivables-backed line of credit established in May 2010. The increases were partially offset by a reduction in debt due to the conversion of €4.3 million ($5.7 million) of convertible notes in July 2010. See “Liquidity and Capital Resources” for a more detailed description of our debt facilities and convertible notes.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange loss of $0.3 million in 2009 compared to a net foreign exchange gain of $0.9 million in 2010, due to an increase in the value of our net monetary assets and the appreciation of the U.S. dollar compared to the euro in the 2010 period.

Other Financial Income (Expense)

Other financial expenses increased 271% from $0.6 million in 2009 to $2.1 million in 2010, due to the increase in fair value of the option component of the Category E convertible notes, calculated prior to their conversion (see Note 14.1 to the Consolidated Financial Statements). The increase in fair value of the option component of the Category E convertible notes was due to an increase in the estimated fair value of our shares.

Income Tax Expense (Benefit)

Deferred tax assets have not been recognized in 2010 or 2009 with respect to our losses as we have not generated taxable profits since beginning operations in 2004. Income tax expense was negligible for both 2009 and 2010.

Selected Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for 2010 and 2011. This unaudited quarterly information has been prepared on the same basis as our audited Consolidated Financial Statements and includes all adjustments necessary for the fair presentation of the information for the quarters presented. You should read this table together with our Consolidated Financial Statements and the related notes thereto included in this annual report. Our quarterly results of operations will vary in the future. The results of operations for any quarter are not necessarily indicative of results for the entire year and are not necessarily indicative of any future results.

	Three months ended
	March 31, 2010	June 30, 2010	Sept. 30, 2010 adjusted (*)	Dec. 31, 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
	(in thousands) (unaudited)
Revenue:
Product revenue	$8,855	$15,700	$18,238	$22,140	$24,845	$30,006	$25,896	$10,996
Other revenue	1,323	938	626	724	545	601	334	491

Total revenue	10,178	16,638	18,864	22,864	25,390	30,607	26,230	11,487

Cost of revenue(1):
Cost of product revenue	4,114	8,077	9,834	11,247	12,300	16,287	12,129	5,451
Cost of other revenue	85	85	85	85	85	44	54	64

Total cost of revenue	4,199	8,162	9,919	11,332	12,385	16,331	12,183	5,515

Gross profit	5,979	8,476	8,945	11,532	13,005	14,276	14,047	5,972
Operating expenses(1):
Research and development	4,514	4,260	3,741	5,402	5,978	6,767	6,514	5,676
Sales and marketing	2,855	3,545	2,998	4,143	3,129	3,488	3,252	3,094
General and administrative	796	898	834	1,425	1,582	2,126	2,430	2,190

Total operating expenses	8,165	8,703	7,573	10,970	10,689	12,381	12,196	10,960

Operating income (loss)	(2,186)	(227)	1,372	562	2,316	1,895	1,851	(4,988)
Financial income (expense):
Interest income (expense), net	(204)	(13)	(329)	(332)	(184)	(151)	(26)	(26)
Foreign exchange gain (loss)	1,017	716	(251)	(557)	(206)	103	(172)	(469)
Other	18	119	36	(2,282)	—	(1,651)	1,651	—

Profit (Loss) before income taxes	(1,355)	595	828	(2,609)	1,926	196	3,304	(5,483)
Income tax expense (benefit)	—	—	—	150	30	138	71	132

Profit (Loss)	$(1,355)	$595	$828	$(2,759)	$1,896	$58	$3,233	$(5,615)

(*)	As adjusted to reflect the classification of foreign exchange gains and losses related to hedges of euro-based operating expenses from financial result to operating expenses. The effect on the three months ended September 30, 2010 was to reduce operating expenses and foreign exchange gain by $0.2 million.
(1)	Includes share-based compensation as follows:

	Three months ended
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
	(in thousands) (unaudited)

Cost of revenue	$5	$4	$3	$11	$12	$60	$66	$70
Operating expenses	278	259	256	315	451	1,074	1,186	1,254

Share-based compensation	$283	$263	$259	$326	$463	$1,134	$1,252	$1,324

The following table sets forth a summary of our quarterly statement of operations as a percentage of total revenue:

	Three months ended
	March 31, 2010	June 30, 2010	Sept. 30, 2010 adjusted (*)	Dec. 31, 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
	(% of revenue) (unaudited)
Revenue:
Product revenue	87	94	97	97	98	98	99	96
Other revenue	13	6	3	3	2	2	1	4

Total revenue	100	100	100	100	100	100	100	100

Cost of revenue:
Cost of product revenue	40	48	52	49	48	53	46	47
Cost of other revenue	1	1	1	1	1	—	—	1

Total cost of revenue	41	49	53	50	49	53	46	48

Gross profit	59	51	47	50	51	47	54	52
Operating expenses:
Research and development	44	26	20	24	24	24	25	49
Sales and marketing	28	21	16	18	12	18	12	27
General and administrative	8	5	4	6	6	6	9	19

Total operating expenses	80	52	40	48	42	40	46	95

Operating income (loss)	(22)	(1)	7	3	9	6	7	(43)
Financial income (expense):
Interest income (expense), net	(2)	—	(2)	(1)	(1)	—	—	(1)
Foreign exchange gain (loss)	11	4	(1)	(2)	(1)	—	—	(4)
Other	—	1	—	(10)	—	(5)	5	—

Profit (Loss) before income taxes	(13)	4	4	(11)	7	1	12	(48)
Income tax expense (benefit)	—	—	—	1	—	(1)	—	1

Profit (Loss)	(13)	4	4	(12)	7	—	12	(49)

(*)	As adjusted to reflect the classification of foreign exchange gains and losses related to hedges of euro-based operating expenses from financial result to operating expenses. The effect on the three months ended September 30, 2010 was to reduce operating expenses and foreign exchange gain by $0.2 million.

Our product revenue increased sequentially in each of the quarters presented through the second quarter of 2011. The decrease in the third and fourth quarters of 2011 reflected the decline in sales to our largest customer, as a result of a general decline in the WiMAX market in the United States. Other revenue fluctuated over the quarters, primarily due to the timing of the execution of software licenses.

Cost of product revenue declined in the third and fourth quarters of 2011 as product revenue decreased. Cost of other revenue remained flat as the cost of providing maintenance services was provided by the same number of personnel during each of these periods and does not vary significantly with the level of maintenance revenues.

In the second quarter of 2011, our product gross margin was 47% compared to 51% for the first quarter, 54% in the third quarter and 52% the fourth quarters of 2011. The lower level was due to the decrease of average selling price following a volume-related price reduction accorded our largest customer beginning in the second quarter of 2011. In the third and fourth quarters, we continued to reduce our production costs, and our average selling price increased slightly as a result of a change in product mix.

Research and development expense increased sequentially in each of the quarters presented due to new hiring and an increase of external services related to the development of our LTE solutions, with the exception of the fourth quarter of 2011. The decline in the fourth quarter of 2011 resulted primarily from an increase in the amount of our research tax credit, which is recorded as a reduction of research and development expense. This increase in the research tax credit was due to the French tax authorities confirming that we could include research services performed by our subsidiary based in United Kingdom in our calculation.

Sales and marketing expense has varied in each quarter presented primarily due to amounts paid as sales commissions to independent agents in certain geographies until the end of year 2010, and the increase in headcount of our customer support team. We also experience fluctuations from quarter to quarter due to the timing of marketing campaigns and trade shows.

General and administrative expense increased from the second quarter of 2011 primarily due to an increase of stock based compensation expenses, and an increase in costs related to being a listed company.

Financial income (expense) has varied each quarter presented primarily due to changes in the fair value of the option component of the Category E convertible notes in 2010 and of the bank convertible notes in 2011, reflected in other financial income (expense), prior to their conversion, and due to foreign exchange gains and losses. As the estimated fair value of our shares increased, the change in the fair value of the option component of the Category E convertible notes resulted in 2010 in a loss to the Company (see Note 14.1 to the Consolidated Financial Statements). Foreign exchange gains and losses resulted primarily from the change in the U.S. dollar to euro exchange rate and remeasurement of euro-based assets and liabilities at settlement or balance sheet date.

Interest expense declined from the second half of 2011 as we reimbursed of bank convertible notes and terminated the line of credit facility.

Due to our limited operating history, we have yet to experience an established pattern of seasonality. However, business activities in Asia generally slow down in the first quarter of each year during the Chinese New Year period, which could harm our sales and results of operations during the period.

B. Liquidity and Capital Resources

Sources of Liquidity

Our cash and cash equivalents were $57.2 million at December 31, 2011. We believe that our available cash and cash equivalents will be sufficient to fund our operations for the next 12 months.

Since inception, we have financed our operations primarily through proceeds from the issues of our preference shares and convertible notes, which totaled €54.7 million ($73.1 million) from 2004 to the end of 2010; and from the $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011.

Convertible notes originally issued to equity investors in 2008, in connection with an equity financing, in the aggregate principal amount of €4.3 million ($6.5 million) were converted into Category E preference shares in July 2010. Additional convertible notes issued to equity investors in 2009, also in connection with an additional equity financing, in the aggregate principal amount of €4.0 million ($6.0 million) were converted into Category E preference shares on December 30, 2010.

From January 2008 through June 2010, we had a convertible notes subscription facility with Natixis of up to €10.0 million ($14.7 million). Of this amount, €2.5 million ($3.5 million) was drawn down in October 2008 in the form of convertible notes. In June 2010, the terms of the agreement were amended to extend repayment of the drawn balance to June 2011 and to eliminate the unused portion of the line of credit facility. Pursuant to the initial public offering, the term was extended to the end of the lock-up period. In October 2011, Natixis requested repayment of the notes and such notes were repaid in full. These notes bore interest at an annual rate equal to 3-month Euribor plus 525 basis points.

In May 2010, we entered into a factoring agreement with Natixis Factor, an affiliate of Natixis, under which we transfered to Natixis Factor all invoices issued in U.S. dollars to qualifying customers, and the customers were instructed to settle the invoices directly with Natixis Factor. The line of credit available to us at any given time was equal to 90% of the face value of our insured accounts receivable, represented by the invoices submitted to Natixis Factor. We maintained credit insurance on all customers for which our credit insurer is willing to insure. We paid a commission on the face value of the accounts receivable submitted and interest on any draw-down of the resulting line of credit. At December 31, 2010, less than $0.1 million had been drawn on the line of credit and was recorded as a current borrowing, and $2.3 million remained undrawn on the line of credit. In July 2011 we terminated this line of credit and no amounts were outstanding under the line after July 2011.

We received three interest-free loans from Oséo, the French Agency for Innovation, to finance specific research and development projects in France. The financing arrangements called for the loan to be repaid according to a set timeline, but repayments would be reduced in the event of technical or commercial failure or partial technical or commercial success of the financed programs. The following is a summary of the interest-free loans:

•

In 2004, we were awarded an interest-free loan of €0.7 million ($1.0 million) to finance the development of the first generation of products using the 802.16d WiMAX standard. The loan was received in installments in 2004 and 2005 as various milestones were met. Due to the commercial success of the product, the loan was repaid in full in three installments in 2006, 2007 and 2008.

•

In 2006, we were awarded an interest-free loan of €1.3 million ($1.8 million) to finance the development of products using the 802.16e WiMAX standard. The loan was received in 2006 and, as the criteria for commercial success of the products was satisfied, it was repayable in four installments in 2008, 2009, 2010 and 2011. We repaid the installment in 2008 and a portion of the installment in 2009. Oséo agreed to defer the remaining portion of the 2009 installment until 2010, which we paid in 2010 with the 2010 installment. As planned, we repaid in March 2011 the last installment of €0.4 million ($0.5 million).

•

In January 2010, we were awarded an interest-free loan of €1.4 million ($2.0 million) to finance the development of LTE technology. We received €0.5 million ($0.8 million) in January 2010 and the remainder was to be received in 2011. In June 2011, instead of asking for the remaining funding under the loan, we decided to repay the loan received in 2010 (repayments were initially scheduled from 2012 to 2016).

At December 31, 2011, all interest-free loans had been repaid.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Net cash from (used in) operating activities	$(11,852)	$1,481	$2,763
Net cash used in investing activities	(3,555)	(7,377)	(10,333)
Net cash from financing activities	7,338	7,844	55,057

Net increase (decrease) in cash and cash equivalents	$(8,069)	$1,948	$47,487

Cash Flows from Operating Activities

Net cash from operating activities during 2011 was $2.8 million, reflecting a net loss (before income tax) of $58,000, increases in inventories of $2.9 million and in research tax credit receivable of $2.4 million and a decrease of trade payables and other liabilities of $6.3 million. These uses of cash were offset by non-cash charges, including depreciation and amortization of $5.9 million and share-based compensation expenses of $4.2 million, and a decrease in trade receivables and other receivables of $5.1 million during the period.

Net cash from operating activities during 2010 was $1.5 million, reflecting a net loss (before income tax) of $2.5 million and increases in trade receivables and other receivables of $9.3 million and in inventories of $7.2 million. These uses of cash were partially offset by non-cash charges, including depreciation and amortization of $3.9 million, share-based compensation expenses of $1.1 million, an increase in the fair value of the Category E convertible notes option component of $2.1 million, and increases in trade payables and other liabilities of $14.1 million during the period.

Net cash used in operating activities in 2009 primarily reflected a net loss (before income tax) of $16.8 million, and increases in trade receivables and other receivables of $2.3 million, offset by non-cash charges, including depreciation and amortization of $3.6 million, share-based compensation of $1.2 million, increases in trade payables and other liabilities of $0.8 million, and an increase in the fair value of the Category E convertible notes option component of $0.6 million.

Cash Used in Investing Activities

Cash used in investing activities during 2011, 2010 and 2009, consisted primarily of purchases of property and equipment and intangible assets of $11.0 million, $6.4 million and $3.4 million, respectively. The increase in capital expenditures in 2010 and 2011 reflects purchases related to LTE product development in addition to ongoing WiMAX product development. In 2010, the factoring agreement we entered into with Natixis Factor also required establishing a financial deposit of $0.6 million which was reimbursement in 2011 pursuant the termination of the agreement.

Cash Flows from Financing Activities

Net cash provided by financing activities was $55.1 million in 2011, reflecting $59.9 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011 and $0.6 million in proceeds from exercise of stock options, founders’ warrants and other warrants. These sources of cash were partially offset by the repayment of the bank convertible notes of $3.5 million and by the repayment of interest-free loans in the amount of $1.3 million.

During 2010, net cash provided by financing activities was $7.8 million, reflecting $9.0 million in proceeds from the issue of shares and warrants (net of transaction costs), and an interest-free loan to finance research projects in the amount of $0.8 million. These sources of cash were partially offset by the repayment of an interest-free loan in the amount of $0.9 million.

Net cash provided by financing activities in 2009 consisted primarily of $7.3 million in net proceeds from the sale of Category E preference shares and convertible notes in October 2009 and $0.4 million in proceeds from stock option exercises.

Operating and Investing Requirements

We expect our operating expenses to remain flat or increase slightly in 2012, and investments in tangible and intangible assets to remain flat or decrease slightly in 2012, as we continue to broaden our product offering and grow our end customer base.

Based on our current plans, and including pending and/or recent transactions, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for 12 months from the date of this annual report. If our plans change, or if we do not achieve profits or if our profitability is significantly lower than anticipated, we may need additional financing

If our available cash balances are insufficient to satisfy our liquidity requirements, we may seek to sell equity or convertible debt securities or enter into a credit facility, which may contain restrictive covenants. The sale of equity and convertible debt securities may result in dilution to our shareholders and those securities may have rights senior to those of the ADSs. If we raise additional funds through the issue of convertible debt securities, these securities could contain covenants that would restrict our operations.

Our estimates of the period of time through which our financial resources will be adequate to support our operations and the costs to support research and development and our sales and marketing activities are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in “Item 3.D—Risk Factors”. We have based our estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Our short and long-term capital requirements will depend on many factors, including the following:

•	our ability to generate cash from operations;

•	our ability to control our costs;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, or participating in litigation-related activities; and

•	the acquisition of businesses, products and technologies.

C. Research and Development, Patents and Licenses, etc.

We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 171 employees and consultants, at December 31, 2011, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal wireless domains, including WiMAX, LTE, 2G, 3G and Wi-Fi. More than 51% of our engineers have more than 10 years of experience in their specific domain and over 98% of our engineers hold masters degrees.

The ability to successfully integrate and mass-produce digital and RF functionality in advanced 65nm CMOS process technology with acceptable yields is a significant industry challenge. Due to the robustness of our design and verification methodologies, each of our 65nm SoC products was production-ready from the initial design and has achieved high levels of performance and manufacturing yield, reducing time to market and avoiding costs associated with additional design revisions. We believe this record of success positions us well as we migrate to 40nm and lower process geometries. Furthermore, first-silicon for each of our four generations of WiMAX integrated circuits has performed within our targeted specifications. We design our products with careful attention to quality, flexibility, cost and power consumption requirements. Our integrated circuit architecture is designed to optimize hardware and software partitioning to provide more flexibility and better cost without compromising performance. Our single-die baseband/RF integration allows advanced architecture choices, such as balanced filtering and gain splitting, which result in smaller die size, lower cost and reduced power consumption.

Since February 2009, we have been certified as ISO 9001 compliant, an international standard set by the International Organization for Standardization, or ISO, that sets forth requirements for an organization’s quality management system. We believe this certification gives our customers confidence in our quality control procedures. We also participate in a number of organizations and standards bodies, including the WiMAX Forum, the IEEE 802.16 Working Group on Broadband Wireless Access Standards, an organization that develops standards and recommended practices to support the development and deployment of broadband wireless metropolitan area networks, Next General Mobile Networks, Global Certification Forum and 3GPP. In addition, we participate in multiple European Union and French collaborative projects for advanced studies focusing on future evolutions of the 4G technology.

Our research and development expense was $13.9 million, $17.9 million and $24.9 million for 2009, 2010 and 2011, respectively.

D.	Trend Information

For the year ended December 31, 2011, the most significant change in trends that effected our business, results of operations and financial condition was the unexpected decline experienced in the WiMAX market driven by a change in strategy by Sprint, the largest driver of demand for WiMAX semiconductor solutions, who introduced the 3G iPhone and announced their intention to begin deploying LTE in 2012. This change in the WiMAX market harmed our results of operations for the period. Other than the possibility of continued declines in the WiMAX market prior to our generating significant revenue from LTE products, which we expect will not occur prior to the second half of 2012 at the earliest, or as disclosed elsewhere in this annual report, including in “Item 5. A. Operating Results”, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonable likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

F.	Contractual Obligations

The following table summarizes our outstanding contractual obligations at December 31, 2011 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating leases	$3,335	$1,434	$1,901	$—	$—
Inventory component purchase commitments	3,837	3,837	—	—	—

Total	$7,172	$5,271	$1,901	$—	$—

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as the date of this annual report.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	50	Chairman and Chief Executive Officer
Deborah Choate	48	Chief Financial Officer
Bertrand Debray	47	Vice President, Engineering
Sylvie Deschamps	49	Vice President, Worldwide Sales
Rudy Leser	46	Vice President, Business Development
T. Craig Miller	46	Vice President, Worldwide Marketing
Eddy Tang	53	Vice President, Manufacturing Operations
Hugues Waldburger	48	Vice President, Product Line Management

Directors
James Patterson	44	Director
Hubert de Pesquidoux	46	Director
Dominique Pitteloud	50	Director
Alok Sharma	47	Director
Zvi Slonimsky	62	Director

Executive Officers

Dr. Georges Karam has served as our chairman and chief executive officer since the company was founded in 2003. Before founding Sequans, Dr. Karam was vice president of cable access at Juniper Networks, running the cable engineering and marketing departments and managing the cable sales launch in the Europe, Middle East and Africa region. He joined Juniper Networks when the company acquired Pacific Broadband Communications (PBC), where he was vice president of engineering and general manager for Europe. Dr. Karam has served in a variety of senior management positions at Alcatel, SAGEM and Philips. He is a senior member of IEEE, has authored numerous technical and scientific papers and holds several patents in digital communications. Dr. Karam holds a PhD from Ecole Nationale Supérieure des Télécommunications, Paris.

Deborah Choate has served as our chief financial officer since July 2007. Prior to joining Sequans she was chief financial officer at Esmertec AG from September 2005 to June 2007 and at Wavecom SA, from August 1998 to August 2004, and vice president of finance at Platinum Equity from October 2004 to September 2005. Earlier in her career, she was an audit partner with Ernst & Young. Ms. Choate has 27 years of experience in management, finance and accounting, including over 13 years working with technology companies, in particular communications hardware, software and services. Ms. Choate holds a BS from the University of California at Berkeley.

Bertrand Debray has served as our vice president, engineering since the company was founded in 2003. Before joining Sequans, Mr. Debray was director of hardware and ASIC development in the cable product division at Juniper Networks. He joined Juniper Networks after the company acquired Pacific Broadband Communications, where he played the same role and was significantly involved in developing the cable product and team. Mr. Debray has held technical and management positions at Alcatel. He has 15 years experience in large project development covering all access technologies, including wireless, satellite and cable. Mr. Debray holds a MSE from Ecole Nationale Supérieure des Télécommunications, Paris.

Sylvie Deschamps has served as our vice president, worldwide sales since March 2010. Ms. Deschamps leads our global sales and customer support organizations. Prior to joining Sequans, from June 2009 to February 2010, Ms. Deschamps was a founding shareholder and member of the investment committee of Succes Europe Fund (France). From 1988 to June 2009, Ms. Deschamps held a number of positions at Texas Instruments, a leading global semiconductor company, where she most recently was member of the French board of directors from 1996 to June 2009 and general manager of strategic alliances for the Wireless Terminal Business Unit, managing IP strategic sourcing from 2006 to June 2009. Before that, she ran the GSM/GPRS/EDGE Wireless Business Unit where she had worldwide operational and financial responsibility. Ms. Deschamps holds a PhD from the University of Nice (France).

Rudy Leser has served as our vice president, business development since September 2011. Mr. Leser is responsible for establishing and managing our relationships with mobile operators and other key players in the global wireless ecosystem. He has more than 20 years’ experience managing business development for tier 1 and 2 telecom carriers and telecom equipment manufacturers. Prior to joining Sequans, Mr. Leser was an independent telecommunications consultant from January 2011 to August 2011. From 2000 through December 2010, Mr. Leser served as the corporate vice president of strategic initiatives of Alvarion, a global leader in 4G networking solutions. Prior to joining Alvarion, Rudy was on the management team at Floware, where he helped to facilitate the merger of BreezeCom and Floware, which became Alvarion in 2001. Mr. Leser holds an BS in aerospace engineering and an MS in aerospace and applied maths engineering from Technion Israel.

T. Craig Miller has served as our vice president, worldwide marketing since September 2011, and served as our vice president, marketing and business development since June 2009. Mr. Miller is responsible for coordinating our global product and corporate marketing strategies. He is a technology industry veteran with experience in product management, marketing, strategic planning and business development over the course of his twenty-plus year career. Prior to joining Sequans, Mr. Miller was vice president of product management and marketing at NextWave Wireless from September 2006 to March 2009, where he was responsible for strategic marketing, product planning, product management, applications engineering and marketing communications for a portfolio of WiMAX and LTE chipsets. Prior to NextWave, from July 1988 to May 2006 he held numerous positions in product marketing, strategy, business development and product engineering at Intel Corporation and was director of marketing for the Wireless Networking Group. Mr. Miller holds a BS in electrical engineering from the University of Cincinnati and an MBA from Arizona State University.

Eddy Tang has served as our vice president, manufacturing operations since 2005. Before joining Sequans, from 2003 to 2005, Mr. Tang was with STATSChipPAC Ltd., a provider of outsource assembly and test services, where he was a senior manager in the company’s corporate strategy organization. He was responsible for assessing the future needs of the outsourcing industry and making strategic recommendations to upper management. From 1999 to 2004, Mr. Tang held various management positions at Singapore Technologies Assembly and Test Services (STATS Ltd.), including director of marketing in outsource assembly and test services. He started his career in 1982 as a sales engineer at Jebson Company, Siemens Division in Hong Kong. In 1984, he joined Fairchild Semiconductor’s manufacturing operations in Singapore. He brings with him more than 25 years of experience in the semiconductor industry. Mr. Tang holds a Master of Science in Electrical Engineering from National University of Singapore and an MBA from University of South Australia.

Hugues Waldburger has served as our vice president, product and program management since June 2011. From June 2008 to June 2011, he served as vice president, product line management. From December 2003 to June 2008, Mr. Waldburger was with Wavecom SA, where he held various positions, including director of performance and validation, director of program management, and member of the steering committee. Prior to joining Wavecom he led the product integration program for cable networks at Pacific Broadband Communications from June 2000 to November 2003, which was acquired by Juniper Networks in 2001. Earlier, Mr. Waldburger held technical management positions for embedded systems with the electronics group, Thales. Mr. Waldburger has more than 25 years of experience in embedded systems and technology. Mr. Waldburger holds a MSE from Ecole Nationale Supérieure des Télécommunications, Paris.

Directors

James Patterson has served as a director since January 2011. Mr. Patterson is currently the Executive Vice President—Business Development for Infotel Broadband Services, Ltd., a subsidiary of Reliance Industries, Ltd. Prior to Infotel, Mr. Patterson served as the chief executive officer and co-founder of Mobile Symmetry, a mobile and database applications company, from September 2009 to September 2011. Prior to that Mr. Patterson held various leadership roles during his 15 year tenure with Sprint, including President of Wholesale Services from 2008 to 2009, Vice President of Cable Solutions from 2005 to 2008, Vice President of Carrier Markets and of Network Access Management from 2001 to 2005, and Vice President of Sprint E|Solutions Finance from 2000 to 2001. Prior to Sprint, Mr. Patterson was a consultant to the financial services industry at Andersen Consulting (now Accenture). Mr. Patterson holds a bachelor’s in economics from Davidson College and an MBA from the University of Virginia. He has also studied British literature and economic history at Cambridge University and completed additional post-graduate work at Georgetown University.

Hubert de Pesquidoux has served as a director since March 2011. Since November 2009, Mr. de Pesquidoux has served as Chief Executive Officer of HDP Consulting, a consulting company. From 1991 until December 2009, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and as President of the Enterprise business from November 2006 until December 2008. Mr. de Pesquidoux’s recent positions also include President of Alcatel North America from June 2003 until November 2006. Mr. de Pesquidoux also serves as a director of Tekelec and currently serves, or has served, as a director or member of the advisory board of a number of private companies. Mr. de Pesquidoux holds a Master in Law from University of Nancy II, a Master in Economics and Finance from Institut d’Etudes Politiques de Paris, a DESS in International Affairs from University of Paris Dauphine and was a laureate in the “Concours Général de Droit”.

Dominique Pitteloud has served as a director since January 2005. Mr. Pitteloud has been a partner with Endeavour Vision since 2007 and was a principal at Vision Capital from 2001 to 2007. Mr. Pitteloud is also an advisor to ASSIA, a provider of DSL management solutions. Mr. Pitteloud also serves as a director of number of private companies. Prior to becoming a venture capitalist, Mr. Pitteloud was vice president of marketing at 8×8, a Silicon Valley semiconductor and telecommunication company, which he joined in 1999 as part of the acquisition of Odisei, a VoIP start-up from Sophia Antipolis, France. At Odisei, Mr. Pitteloud led the development of the company’s business and financing activities. Prior to Odisei, Mr. Pitteloud held various engineering and management positions at Logitech, including Vice President of the scanner and video camera business units. Mr. Pitteloud received a BS in telecommunications from the Swiss engineering school of Yverdon and an MBA from Santa Clara University.

Alok Sharma has served as a director since January 2011. Since September 2010, Dr. Sharma has been the chief executive officer of Accelera Inc., a company focused on building network optimization software for mobile broadband networks. From February 2009 to August 2010, Dr. Sharma was the Senior Vice President, Corporate Development and Alliances, at Aviat Networks (earlier known as Harris-Stratex), where he was responsible for leading corporate strategy, mergers and acquisitions, as well as the development of key strategic relationships for the company. Beginning in June 2004, Dr. Sharma was the founder and chief executive officer of Telsima Corporation, a provider of WiMAX broadband wireless solutions, until it was acquired by Aviat Networks in February 2009. Prior to Telsima, Dr. Sharma was the vice president and general manager of the Worldwide Cable Business at Juniper Networks from December 2001 to May 2003. Before Juniper Networks, Dr. Sharma was the founder and chief executive officer of Pacific Broadband Communications, which was acquired by Juniper Networks in December 2001. Prior to that, Dr. Sharma held senior management and technical positions at Hewlett Packard, Fujitsu/Amdahl, Integrated Device Technology and Siara Systems, a metro routing company acquired by Redback/Ericsson. Dr. Sharma holds a bachelor of engineering from the Indian Institute of Technology, Roorkee, India and a PhD in electrical engineering from the University of Wisconsin-Madison.

Zvi Slonimsky has served as a director since November 2006. Since 2005, Mr. Slonimsky has provided telecom and information technology consulting. He served as CEO of Alvarion Ltd. from 2001 to October 2005, following Alvarion’s establishment via merger of BreezeCOM and Floware in August 2001. Prior to the merger, Mr. Slonimsky was CEO of BreezeCom. Before that, he served as president and CEO of MTS Ltd. and was general manager of DSP Group, Israel. Earlier in his career, he held senior positions at several Israeli telecom companies, including C.Mer and Tadiran. Mr. Slonimsky also serves as the chairman or a director of numerous private companies and formerly served as a director Alvarion. Mr. Slonimsky holds a BSEE and a MSEE from the Technion Israel Institute for Technology and an MBA degree from Tel-Aviv University.

B.	Compensation

Compensation of Executive Officers and Directors

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2011, was approximately $5.7 million. For the year ended December 31, 2011, we estimate that approximately $19,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.

Our non-employee directors are entitled to the following annual compensation:

$0000000
Attendance fees	$20,000
Attendance fees for board committee chairperson
Audit committee	$12,000
Compensation committee	$9,000
Nominating and corporate governance committee	$5,000
Attendance fees for board committee members
Audit committee	$6,000
Compensation committee	$4,500
Nominating and corporate governance committee	$2,500

In addition, our non-employee directors are also entitled to the following equity awards:

Initial equity award for new directors(1)(3)	Warrants to purchase 25,000 shares
Annual award for continuing board members(2)(3)	Warrants to purchase 6,000 shares

(1)	The initial equity award for new directors will have an exercise price equal to the fair market value of the ADSs on the date of grant and will be subject to vesting over a period of three years in equal installments commencing on the date of grant, subject to the non-employee director’s continued service to us through the vesting date.
(2)	The annual equity award for continuing board members will have an exercise price equal to the fair market value of the ADSs on the date of grant and will fully vest on the earlier of (a) the one year anniversary of the date of grant of the award and (b) the date immediately preceding the date of the annual meeting of our shareholders for the year following the year of grant for the award, subject to the non-employee director’s continued service to us through the vesting date. A non-employee director will receive an annual warrant award only if he or she has served on the board of directors for at least the preceding twelve months.
(3)	All such awards will become fully vested upon a change of control.

Employment Agreements with Executive Officers

We have entered into a managing director agreement with Georges Karam, our chairman and chief executive officer. See “Item 7.B—Related Party Transactions—Agreements with Executive Officers and Directors—Employment Agreement”. We have entered into standard employment agreements with each of our other executive officers. There are no arrangements or understanding between us and any of our other executive officers providing for benefits upon termination of their employment, other than as required by applicable law.

Equity Plans

Beginning in 2004, we have issued to our employees and consultants stock options, founders warrants and warrants to purchase our ordinary shares, and beginning in October 2012, we have issued restricted share awards. Due to French corporate law and tax considerations, we have issued such equity awards under four types of equity plans, collectively referred to in this discussion as our equity plans. Our equity plans provide for the issue of stock options to employees pursuant to our Stock Option Plans, warrants to our business partners, including consultants and advisors, who have long-term relationships with us and advise us on a regular basis, pursuant to our BSA Subscription Plans, and restricted share awards pursuant to our Restricted Share Award Plans, and prior to our initial public offering in the United States in April 2011, founders warrants to employees in France until the time of our initial public offering, pursuant to our BCE Subscription Plans. Founders warrants are a specific type of option available to qualifying young companies in France and have a more favorable tax treatment for both the employee and the employer compared to stock options, but otherwise function in the same manner as stock options, in particular in terms of vesting. Following completion of our initial public offering in the Unites States in April 2011, we no longer issue founders warrants.

Under French law, each of these equity plans must be approved at the shareholders’ general meeting. The shareholders may delegate to our board of directors the authority to grant the securities within a period that cannot exceed 18 months for founders warrants and warrants, and 38 months for stock options. The shareholders have nevertheless historically delegated the authority to our board to grant these securities within a period that cannot exceed 12 months. Once approved by the shareholders’ general meeting, these equity plans cannot be extended either in duration or in size. We have therefore implemented new equity plans when necessary each year.

Since 2004 through March 2012, our shareholders have approved and authorized the issue of an aggregate of 7,399,500 shares under our equity plans. At March 23, 2012, there were outstanding stock options, founders warrants and warrants to purchase a total of 4,016,498 of our shares issued under our equity plans at a weighted average exercise price of $5.89, of which 1,859,298 were held by our directors and executive officers at a weighted average exercise price of $6.96 per share. Of these outstanding stock options, founders warrants and warrants, at March 23, 2012, options to purchase 1,956,513 ordinary shares were vested and exercisable. At March 23, 2012, there were 88,850 restricted share awards outstanding, none of which was vested, and none of which was held by our directors and executive officers.

The stock options, founders warrants and warrants granted under each of our equity plans were granted on substantially the same terms. In general, vesting of the stock options and founders warrants may occur over four years, with 25% vesting after an initial 12 months and the remaining 75% vesting monthly over the remaining 36 months, or may be immediate when linked to employee performance. In general, vesting of other warrants may be either on a monthly basis over a two-year or four-year period, or may be immediate, depending on the nature of the service contract with the consultant or adviser. The stock options, founders warrants and warrants generally expire ten years after the date of grant if not exercised earlier. In general, when a stock option or founders warrant holder’s employment service with us, or a warrant holder’s service with us, terminates for any reason, his or her stock options or founders warrants or warrants, as the case may be, will no longer continue to vest following termination. The holder may exercise any vested stock options or founders warrants or warrants for a period of 30 days; however, for founders warrants and stock options, in the event of incapacity, such period is extended to 90 days. In the event of death, the holder’s heirs or beneficiaries shall have a period of six months to exercise such founders warrants, stock options or warrants. For stock options and founders warrants, in the event that a third party acquires a 100% interest in us, an employee holder who is subsequently dismissed for cause has the right to exercise all of his or her options or warrants within 30 days, notwithstanding the current vesting schedule. In the event of a change of control, as defined in the warrant equity plans subject to vesting, warrants that are not yet exercisable will become exercisable for 30 days following the effective date of the change of control.

The exercise price of the founders warrants, stock options or warrants is determined by the board of directors and is specified in each founders warrant, stock option or warrant award agreement. Historically, the exercise price of the stock options, founders warrants and warrants was equal to the estimated fair value of the shares on the date of grant, based on our valuation, as negotiated with new investors, at the time of the last round of financing prior to the grant. Beginning in January 2011, for new issuances of stock options, founders warrants and warrants, the exercise price is the fair market value of the shares on the date of grant as determined by our board of directors, based upon objective criteria including if the board so decides, independent valuation analyses and the trading price of ADSs.

The restricted share awards vest 100% after two years, if the employee is still with the company. The beneficiary is then required to hold the shares a further two years before being allowed to sell the shares, regardless of whether or not employment with the company continues.

In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares and exercise prices under outstanding stock options founders warrants and warrants.

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares as of March 23, 2012:

Name (Title)	Number of Option(s)	Exercise Price	Expiration Date
Dr. Georges Karam, Chairman and Chief Executive Officer	500,000	€6.26 ($8.12)	Mar. 8, 2021
Bertrand Debray, Vice President, Engineering	150,000	€6.26 ($8.12)	Mar. 8, 2021

C. Board Practices

In accordance with French law governing a société anonyme, our business is overseen by our board of directors and by our chairman. The board of directors has appointed Dr. Karam as our chairman, who also serves as our chief executive officer. Subject to the prior authorization of the board of directors for certain decisions as required under French law, the chief executive officer has full authority to manage our affairs.

Our board of directors is responsible for, among other things, presenting our accounts to our shareholders for their approval and convening shareholder meetings. The board of directors also reviews and monitors our economic, financial and technical strategies. The directors are elected by the shareholders at an ordinary general meeting. Under French law, a director may be an individual or a corporation and the board of directors must be composed at all times of a minimum of three members.

Within the limits set out by the corporate purposes (objet social) of our company and the powers expressly granted by law to the shareholders’ general meeting, the board of directors may deliberate upon our operations and make any decisions in accordance with our business. However, a director must abstain from voting on matters in which the director has an interest. The board of directors can only deliberate if at least half of the directors attend the meeting in the manners provided for in our by-laws. Decisions of the board of directors are taken by the majority of the directors present or represented. Under French law, our directors and chief executive officer may not, under any circumstances, borrow money from us or obtain an extension of credit or obtain a surety from us.

Our board of directors currently consists of six directors. Under our by-laws, our board of directors will be comprised of up to nine members. Our board of directors is currently seeking to fill one of the resulting vacancies, and we expect that two will remain vacant. Our board of directors has determined that each of Messrs. Patterson, de Pesquidoux, Pitteloud, Sharma and Slonimsky qualify as independent under the applicable rules and regulations of the SEC and the NYSE.

Under our by-laws, the sections of the by-laws relating to the number of directors, election and removal of a director from office may be modified only by a resolution adopted by 66 2/3% of our shareholders present or represented. A director’s term expires at the end of the ordinary shareholders’ general meeting convened to vote upon the accounts of the then-preceding fiscal year and is held in the year during which the term of such director comes to an end unless such director’s term expires earlier in the event of a resignation or removal. The following table sets forth the names of the directors of our company, the dates of their initial appointment as directors and the expiration dates of their current term.

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2012
James Patterson	Director	2011	2013
Hubert de Pesquidoux	Director	2011	2013
Dominique Pitteloud	Director	2005	2013
Alok Sharma	Director	2011	2013
Zvi Slonimsky	Director	2006	2012

We expect that at the next shareholders’ general meeting to be held in June 2012, our by-laws will be amended to provide that each director is elected for a maximum three-year term by a vote of the majority of the shareholders present or represented, and each of our directors will be elected to a new three-year term. In addition, at such time we expect that for the purposes of the first renewal of the board of directors, the terms of approximately one-third of the directors will expire early after one year, one-third will expire early after two years and one-third will expire after three years, and our directors will decide unanimously or draw lots to determine their initial early term expiration.

Under French law, a director who is an individual cannot serve on more than five boards of directors or supervisory boards in corporations (société anonyme) registered in France; directorships in companies controlled by us, as defined in article L.233-16 of the French Commercial Code, are not taken into account.

Directors may resign at any time and their position as members of the board of directors may be revoked at any time by a majority vote of the shareholders present or represented at a shareholders’ general meeting, excluding abstentions. The number of directors who are over 70 years old may not exceed one third of the total number of directors and the chairman of our board must not be over 70 years old. A director does not need to be a French national and there is no limitation on the number of terms that a director may serve. In case of removal without cause, directors may be entitled to damages.

Vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by our by-laws, provided there are at least three directors remaining, may be filled by a vote of a simple majority of the directors then in office. The appointment must then be ratified by the next shareholders’ general meeting. Directors chosen or appointed to fill a vacancy shall be elected by the board for the remaining duration of the current term of the replaced director. In the event the board would be composed of less than three directors as a result of a vacancy, meetings of the board of directors shall no longer be permitted to be held except to immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

Under French law, employees may be elected to serve as a director. However, such employee-director must perform actual functions separate from his/her role as director in order to retain the benefit of his/her employment agreement. The number of directors who are our employees cannot exceed one third of the directors then in office. No director can enter into an employment agreement with us after his/her election to the board of directors.

French law requires that companies having at least 50 employees for a period of 12 consecutive months have a Comité d’Entreprise, or Workers’ Council, composed of representatives elected from among the personnel. Our Workers’ Council was formed in 2007. Two of these representatives are entitled to attend all meetings of the board of directors and the shareholders, but they do not have any voting rights.

Directors are required to comply with applicable law and with our by-laws. Our directors may be jointly and severally liable for actions that they take that are contrary to our interests. Directors are jointly and severally liable for collective decisions. However, each director may avoid liability by proving that he or she did not approve the decision. Directors may be individually liable for actions fully attributable to them in connection with a specific mission assigned to them by the board of directors. As a director, the chairman of the board is liable under the same conditions. The chief executive officer may be liable with respect to third parties if he commits a fault that is severable from his duties and which is only attributable to him.

Directors’ Service Contracts

We have entered into letter agreements with each of James Patterson and Alok Sharma. See “Item 7.B—Related Party Transactions—Agreements with Executive Officers and Directors—Director and Compensation Agreements”. There are no arrangements or understandings between us and any of our non-employee directors providing for benefits upon termination of their employment or service as directors of our company, other than as required by applicable law.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Hubert de Pesquidoux, James Patterson and Dominique Pitteloud, with Mr. de Pesquidoux serving as chairperson. Our audit committee oversees our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; recommends to the shareholders with respect to the identity and compensation of the independent registered public accounting firm; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; reviews our Consolidated Financial Statements; reviews our critical accounting policies and estimates and internal controls over financial reporting; discusses with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly Consolidated Financial Statements; and reviews the scope and results of internal audits and evaluates the performance of the internal auditor. Our board of directors has determined that each of our audit committee members meets the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our board of directors has determined that Mr. de Pesquidoux is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication under the applicable rules and regulations of the NYSE. The audit committee operates under a written charter that satisfies the applicable rules of the SEC and the NYSE.

Compensation Committee

Our compensation committee consists of Zvi Slonimsky, Hubert de Pesquidoux and Dominique Pitteloud, with Mr. Slonimsky serving as chairperson. Our compensation committee reviews and recommends policies relating to the compensation and benefits of our officers and employees, which includes reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee also recommends to the board of directors the issue of stock options and other awards. Our board of directors has determined that each member our compensation committee meets the requirements for independence under the applicable rules and regulations of the SEC and the NYSE. The compensation committee operates under a written charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of James Patterson, Alok Sharma and Zvi Slonimsky, with Mr. Patterson serving as chairperson. The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board. In making such recommendations, the nominating and corporate governance committee considers the skills and experience of the directors or nominees in the context of the needs of our board of directors as well as the directors’ or nominees’ diversity of skills and experience in areas that are relevant to our business and activities. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the applicable rules and regulations of the NYSE. The nominating and corporate governance committee operates under a written charter.

D.	Employees

At December 31, 2011, we had 212 full-time employees, of whom 130 were located in France, 21 were in the United Kingdom, 15 were in China, 12 were in Israel, 11 were in the United States, 8 were in Singapore, 7 were in Taiwan, 4 were in India, 3 were in South Korea and 1 was in Hong Kong. These employees include 138 in research and development, 46 in sales and marketing and 21 in general and administration and 7 in operations. Management considers labor relations to be good. We also have independent contractors and consultants. At December 31, 2011, we had 30 dedicated engineers from Global Logic in Ukraine for software development and testing, and also had 3 independent contractors in other fields in France.

At each date shown, we had the following employees, broken out by department and geography:

	$0000000	$0000000	$0000000
	At December 31,
	2009	2010	2011
Department:
Research and development	88	108	139
Sales and marketing	35	48	46
General and administration	14	20	21
Operations	4	6	6

Total	141	182	212

Geography:
Europe, Middle East, Africa	121	143	163
Asia	14	29	38
Americas	6	10	11
Total	141	182	212

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B.—Compensation—Equity Plans” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders And Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 23, 2012:

•	each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding ADSs or ordinary shares;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options that are exercisable within 60 days after the date of this annual report. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 34,676,339 ordinary shares outstanding as of March 23, 2012.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares. To our knowledge, none of our selling shareholders is a broker-dealer or is affiliated with a broker-dealer.

Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is c/o Sequans Communications S.A., 19 Le Parvis, 92073 Paris-La Défense, France.

	Ordinary Shares Beneficially Owned
	Number	Percent
5% Shareholders
Add Partners and affiliates(1)	4,371,996	12.6%
I-Source Gestion and affiliates(2)	3,314,226	9.6
Kennet Partners and affiliates(3)	3,219,766	9.3
Dr. Georges Karam(4)	3,242,845	9.3
Vision Capital III LP(5)	1,760,893	5.1
Executive Officers and Directors
Dr. Georges Karam(4)	3,242,845	9.3%
Deborah Choate(6)	172,969	*
Bertrand Debray(7)	907,814	2.6
Sylvie Deschamps(8)	59,917	*
Rude Leser(9)	5,000	*
T. Craig Miller(10)	72,500	*
Eddy Tang(11)	95,762	*
Hugues Waldburger(12)	97,573	*
James Patterson(13)	8,333	*
Hubert de Pesquidoux(14)	8,333	*
Dominique Pitteloud(15)	8,333	*
Alok Sharma(16)	8,333	*
Zvi Slonimsky(17)	225,131	*
All executive officers and directors as a group (13 persons)	4,912,843	13.8%

*	Represents beneficial ownership of less than 1%.
(1)	Based on information provided to the Company. Includes 4,304,838 shares held by ADD One LP, or ADD; and 67,158 shares held by ADD One GmbH K.G. & Co, or KG. Pursuant to a management agreement, ADD Management Limited , or AML, has sole voting and investment power over the shares held by ADD and KG. AML is the managing general partner of ADD One General Partner LP which in turn is the managing general partner of ADD and managing limited partner of KG. The board of directors of AML consists of Kevin Brennan, Barry McClay and James Martin, who share such voting and investment power. Each of Kevin Brennan, Barry McClay and James Martin disclaim beneficial ownership except to the extent of his or her pecuniary interest therein. The address of AML is 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey, GY1 2HL.
(2)	Based on a Schedule 13G filed with the SEC on February 14, 2012. Includes 2,798,172 shares owned by FCPR T-Source; 357,578 shares owned by FCPI CA Innovation 6; 92,015 shares owned by FCPI CA Innovation 9; and 66,461 shares owned by FCPI CA Investissement 1. I-Source Gestion, as the management company of FCPR T-Source, and the delegate of Amundi PEF, the management company of the FPCI CA Innovation 6, CA Innovation 9 and CA Investissement 1, is the Reporting Person. Under French Law, the funds (FCPR, FCPI) do not have legal capacity or their own personnel; they are represented in all respects by the management company, which acts in the interest of the unit holders of each fund. I-Source Gestion SA is a French société de gestion (management company) regulated as such by the French Autorité des Marchés Financiers. Organized as a Société Anonyme, it is governed by a Directoire, comprised of Eric Harlé, the Président du Directoire, Didier Moret, the Directeur Général, and François-René Letourneur and Nicolas Landrin the two other members of the Directoire. They make voting and investment decisions for I-Source Gestion SA. Therefore, I-Source Gestion, Eric Harlé, Didier Moret, François-René Letourneur and Nicolas Landrin have shared voting and shared dispositive power over all shares owned of record by the Funds. However, Eric Harlé, Didier Moret, François-René Letourneur and Nicolas Landrin disclaim beneficial ownership of those shares except to the extent of their pecuniary interest therein, if any. The address of I-Source Gestion is 11 bis avenue Victor Hugo, 75116 Paris, France.
(3)	Based on a Schedule 13G filed with the SEC on February 9, 2012. Includes 3,205,401 shares held by Kennet II LP, or KII; and 14,365 shares held by King Street Partners LP, or KSP. Pursuant to a management agreement, Kennet Capital Management (Jersey) Limited, or KCMJL, has sole voting and investment power over the shares held by KII and KSP. The board of directors of KCMJL consists of Michael Harrop, David King and Jane Stammers, who share such voting and investment power. Each of Michael Harrop, David King and Jane Stammers disclaim beneficial ownership except to the extent of his or her pecuniary interest therein. The address of KCMJL is 47 Esplanade, St. Helier, Jersey JE1 0BD Channel Islands.
(4)	Includes 135,417 shares subject to options that are exercisable within 60 days of March 23, 2012.
(5)	Based on a Schedule 13G filed with the SEC on February 10, 2012 and information provided to the Company. Vision III Partners Limited is the General Partner of Vision Capital III LP and has sole voting and investment power. Sven Lingjaerde, Dag M. Syrrist, Gary Norman and Kerry Sunter are directors of Vision III Partners Limited and share such voting and investment power. Sven Lingjaerde and Dag M. Syrrist disclaim beneficial ownership except to the extent of their pecuniary interest therein. Gary Norman and Kerry Sunter disclaim any beneficial ownership. The address of Vision III Partners LTD is Kleinwort Benson House Wests Centre, St. Helier, Jersey JE4 8PQ Channel Islands.
(6)	Includes 167,969 shares subject to options that are exercisable within 60 days of March 23, 2012.
(7)	Includes 60,000 shares held by Mr. Debray as custodian for his son Simon Debray and 60,000 shares held by Mr. Debray’s son Matthieu. Includes 40,625 shares subject to options that are exercisable within 60 days of March 23, 2012.

(8)	Includes 59,917 shares subject to options that are exercisable within 60 days of March 23, 2012.
(9)	Includes 5,000 shares subject to options that are exercisable within 60 days of March 23, 2012.
(10)	Includes 72,500 shares subject to options that are exercisable within 60 days of March 23, 2012.
(11)	Includes 47,292 shares subject to options that are exercisable within 60 days of March 23, 2012.
(12)	Includes 85,573 shares subject to options that are exercisable within 60 days of March 23, 2012.
(13)	Includes 8,333 shares subject to options that are exercisable within 60 days of March 23, 2012.
(14)	Includes 8,333 shares subject to options that are exercisable within 60 days of March 23, 2012.
(15)	Includes 8,333 shares subject to options that are exercisable within 60 days of March 23, 2012.
(16)	Includes 8,333 shares subject to options that are exercisable within 60 days of March 23, 2012.
(17)	Includes 225,131 shares subject to options that are exercisable within 60 days of March 23, 2012.

The significant changes in the percentage ownership held by our principal shareholders since January 1, 2009 are the result of the gift by Dr. Karam of 50,000 shares to each of his two daughters, Clara Karam and Jenny Karam, in March 2011, and the participation of each of the shareholders of more than 5% of our outstanding shares listed above as a selling shareholder in our initial public offering in April 2011. None of our principal shareholders have voting rights different than our other shareholders.

At March 23, 2012, there were 34,380,298 of our ADSs outstanding, representing 34,380,298 of our ordinary shares or 99.2% of our outstanding ordinary shares. At such date there were 51 holders of record registered with the Bank of New York Mellon, depositary of our ADSs.

B.	Related Party Transactions

Since January 1, 2009, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Under French law, agreements entered into directly or indirectly between us and either one of our officers or one of our shareholders owning more than 10% of our shares, or any company controlling one of our shareholders owning more than 10% of our shares, are subject to the prior approval of the board of directors and must be ratified by our ordinary shareholders’ general meetings on the basis of a specific report issued by our statutory auditors on such agreements. Our managing director agreement with Georges Karam and our consultancy services agreement with Zvi Slonimsky described below have been submitted to the prior approval of the board of directors and ratified by our shareholders at each annual shareholders’ general meeting.

Transaction with Our Principal Shareholders

Registration Rights

Pursuant to the terms of our amended and restated shareholder agreement that was entered into in July 2006, as amended and restated on January 31, 2008, in connection with our preference share financing, the shareholders party to that agreement may exercise certain registration rights with respect to the ordinary shares issuable upon conversion of our preference shares. During the five year period ending April 14, 2016, shareholders representing 50% of the ordinary shares subject to the shareholder agreement have the right to two “demand” registrations of an underwritten public offering by such holders of ordinary shares at our expense. Such shareholders, as well as certain founding shareholders, including Messrs. Karam and Debray, are entitled to unlimited “piggyback” and Form S-3, or the equivalent, registration rights at our expense. These registration rights terminate the earlier of April 14, 2016, with respect to each shareholder, when all of such shareholders’ shares can be sold in any three-month period pursuant to Rule 144(k) of the Securities Act.

Issue of Preference Shares and Convertible Notes

From January 2009 to July 2010, we issued an aggregate of €22.5 million ($30.0 million) of Category E preference shares and Category E convertible notes pursuant to investment agreements between us and the investors, which included 3,520,504 Category E preference shares at a price of €4.048 ($5.37) per share and €8.3 million ($11.1 million) aggregate principal amount of Category E convertible notes convertible into our Category E preference shares at a conversion price of €4.048 ($5.37). The Category E convertible notes had a maturity term of 10 years starting from their respective date of issue and bore 2% annual interest until their conversion.

Then holders of 5% or more of our voting securities, as well as certain holders then affiliated with members of our board of directors purchased Category E preference shares and Category E convertible notes (shown on an as converted basis) as follows: Add Partners and affiliates, 459,486 shares; FCID, 1,182,807 shares; I-Source Gestion and affiliates, 352,273; Kennet Partners and affiliates, 158,102 shares; Motorola Solutions, Inc., 247,035 shares; and Vision Capital and affiliates, 113,142 shares.

The entire €8.3 million ($11.1 million) aggregate principal amount of the Category E convertible notes was converted into 2,062,500 Category E preference shares, and all outstanding preference shares automatically converted into ordinary shares immediately prior to our initial public offering in April 2011.

Agreements with Executive Officers and Directors

Employment Agreement

We have entered into a managing director agreement with Georges Karam, our chairman and chief executive officer, which contains provisions regarding salary, severance payment and benefits. If Dr. Karam is terminated for any reason, he is entitled to a lump sum severance payment equal to one year of base salary. In accordance with French law, our chief executive officer (“directeur général” or “managing director”) cannot be an employee in connection with the performance of his duties in such capacity. The managing director agreement entered into with Dr. Karam does not constitute, and does not contain the compulsory provisions under French law to be construed as, an employment agreement. Therefore, Dr. Karam does not benefit from the status of employee nor from any benefit that French laws and regulations grant to employees. The managing director agreement only sets forth the terms and conditions, including compensation, under which Dr. Karam performs his duties as chief executive officer.

Director Compensation and Agreements

The non-employee members of our board of directors receive compensation based on our director compensation policy. A description of the cash compensation and equity awards that non-employee members of our board of directors will be entitled to receive is described under “Item 6. B—Compensation—Compensation of Executive Officers and Directors”.

On May 27, 2010, we entered into a consultancy services agreement with Zvi Slonimsky, providing for the provision of certain consultancy services by Mr. Slonimsky relating to his experience in the broadband wireless industry and pursuant to which Mr. Slonimsky was paid $39,996 per year. This agreement was terminated in January 2011. Mr. Slonimsky is entitled to receive the cash compensation and equity awards described under “Item 6. B—Compensation—Compensation of Executive Officers and Directors”.

On November 25, 2010, we entered into a letter agreement with each of James Patterson and Alok Sharma setting forth the cash compensation and equity awards they would receive upon their appointment to our board of directors which occurred at the shareholders’ general meeting held in January 2011. Such compensation is described under “Item 6. B—Compensation—Compensation of Executive Officers and Directors”.

Loan Transaction

On August 23, 2010, we entered into a loan agreement with Eddy Tang, our vice president, manufacturing operations, for an amount of €43,200, the purpose of which was to allow him to finance all or part of the subscription price of Category A preference shares issued as a result of the exercise of stock options previously granted to Mr. Tang and which were expiring in September 2010. The loan agreement provided for the repayment of the principal in 24 monthly payments, beginning on October 8, 2011, at an annual interest rate of 3.79%. The loan was repaid in full prior to completion of our initial public offering in April 2011.

Stock Options, Founders Warrants and Warrants

Since our inception, we have granted stock options, founders warrants and warrants to purchase our shares to certain of our executive officers and board members. For more information about our option and warrant plans see “Item 6. B—Compensation—Equity Plans”.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended our consolidated financial statements at the end of this annual report, starting at page F-1, as part of this annual report.

Legal Proceedings

On September 9, 2011 a class action lawsuit was filed in the Unites Stated States District Court Southern District of New York against the Company, certain of its officers and directors, and UBS Limited and Jefferies & Company Inc, the lead underwriters in our initial public offering. This action, Donald Dean Johnson v. Sequans Communications S.A., et al, alleges violations of the U.S. federal securities laws in connection with our initial public offering. A substantially similar complaint was filed on October 25, 2011, also in the Unites Stated States District Court Southern District of New York. On December 13, 2011 the Court consolidated the two actions, and appointed lead plaintiffs and co-lead plaintiffs’ counsel. On January 31, 2012, lead plaintiffs filed a Consolidated Amended Complaint For Violations of Federal Securities Laws, which seeks unspecified damages. We intend to vigorously defend ourselves against the consolidated action.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business.

Subject to the requirements of French law and our by-laws, dividends may only be distributed from our statutory retained earnings. See “Item 10. B—Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends. Dividend distributions, if any, will be made in euros and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.

B.	Significant Changes

No significant changes have occurred since December 31, 2011, except as otherwise disclosed in this annual report.

Item 9. The Offer and Listing

A.	Listing Details

Our ADSs have been listed on the New York Stock Exchange under the symbol “SQNS” since April 15, 2011. Prior to that date, there was no public trading market for ADSs or our ordinary shares. Our initial public offering was priced at $10.00 per ADS on April 14, 2011. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the New York Stock Exchange:

	$000000000	$000000000
	High	Low
Year ended December 31, 2011:
Second Quarter (beginning April 15)	$19.50	$7.81
Third Quarter	$17.80	$4.23
Fourth Quarter	$6.38	$2.12
Year ending December 31, 2012:
First Quarter (through March 28, 2012)	$3.82	$2.50
Last Six Months
September	$8.75	$4.23
October	$6.38	$4.05

November	$5.62	$4.05
December	$4.42	$2.12
January	$3.82	$2.50
February	$3.56	$2.70

On March 28, 2012, the last reported sale price of our ADSs on the New York Stock Exchange was $2.79 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADS have been listed on the New York Stock Exchange under the symbol “SQNS” since April 15, 2011.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-1, as amended, initially filed with the SEC on March 22, 2011, under the headings “Description of Share Capital” and “Limitations Affecting Shareholders of a French Company” is incorporated herein by reference.

C.	Material Contracts

We entered into an underwriting agreement among UBS Securities LLC and Jefferies & Company, Inc. as representatives of the underwriters, and the selling securityholders on April 14, 2011, with respect to the ADSs sold in our initial public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

D.	Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

E.	Taxation

Material United States Federal Income Tax Consequences

The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ADSs. This description addresses only the United States federal income tax consequences to holders that are purchasers of the ADSs and hold such ADSs as capital assets (generally property held for investment). This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	certain former citizens or former long-term residents of the United States;

•	persons that received the ADSs as compensation for the performance of services;

•	persons that will hold the ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	holders that will hold the ADSs through a partnership or other pass-through entity;

•	U.S. Holders, as defined below, whose “functional currency” is not the United States dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more, of the voting power or value, of our shares.

Moreover, this description does not address the United States federal estate and gift or alternative minimum tax, or foreign, state or local tax, consequences of the acquisition, ownership and disposition of the ADSs.

This description is based on the United States Internal Revenue Code of 1986, as amended, or the “Code”, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a “U.S. Holder” is a beneficial owner of the ADSs that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of the ADSs that is neither a U.S. Holder nor a partnership, or other entity or arrangement treated as a partnership, for United States federal income tax purposes.

If a partnership or any other entity or arrangement treated as a partnership for United States federal income tax purposes holds the ADSs, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. Such a partner or partnership is encouraged to consult its tax advisor as to its tax consequences.

You are encouraged to consult your tax advisor with respect to United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of the ADSs.

For United States federal income tax purposes, you will be treated as the owner of our ordinary shares represented by your ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to United States federal income tax.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you with respect to your ADSs (other than certain distributions, if any, of the ADSs distributed pro rata to all our shareholders), before reduction for any French taxes withheld therefrom, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2012, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ADSs and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

Dividends, if any, paid to U.S. Holders in euros or currency other than the U.S. dollar (“Other Foreign Currency”) will be includible in income in a U.S. dollar amount based on the prevailing spot market exchange rate in effect on the date of actual or constructive receipt whether or not converted into U.S. dollars at that time. Assuming dividends received in euros (or Other Foreign Currency) are converted into U.S. dollars on the day they are received, the U.S. Holder will not be required to recognize foreign currency gain or loss in respect of the dividend income. If, however, the payment is not converted at that time, a U.S. Holder will have a tax basis in euros (or Other Foreign Currency) equal to the U.S. dollar amount of the dividend included in income, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss that a U.S. Holder recognizes on a subsequent conversion of euros (or Other Foreign Currency) into U.S. dollars (or on other disposition) will be U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if the dividends are paid in euros (or Other Foreign Currency).

Subject to certain conditions and limitations, French tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends, if any, that we distribute will constitute “passive category income”, or, in the case of certain U.S. Holders, “general category income”. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements or if you engage in certain risk reduction transactions. If you are a U.S. Holder, dividends, if any, paid to you with respect to your ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex, and you are encouraged to consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements”, if you are a Non-U.S. Holder, you will not be subject to United States federal income, or withholding, tax on dividends received by you on your ADSs, unless such income is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base).

Sale, Exchange or Other Disposition of ADSs

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, you will recognize capital gain or loss on the sale, exchange or other disposition of your ADSs equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ADSs. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ADSs is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2012, if your holding period for such ADSs exceeds one year (i.e., such gain is long-term capital gain). Gain or loss, if any, recognized by a U.S. Holder will be treated as U.S. source gain or loss, as the case may be, for foreign tax credit limitation purposes. The deductibility of capital losses for United States federal income tax purposes is subject to limitations.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements”, if you are a Non-U.S. Holder, you will not be subject to United States federal income, or withholding, tax on any gain realized on the sale or exchange of such ADSs unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base); or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income, including amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Based on the character of our gross income and the average value of our passive assets relative to the gross value of our assets for the taxable year ended December 31, 2011, we do not believe we were a PFIC for 2011. However, based on the current amount of our passive assets and the current trading price of our ADSs, which may be used as a reference to measure the value of our gross assets, , we believe there is a significant risk that we will be a PFIC for 2012. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2012 until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of the ADSs has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether we will be a PFIC, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for a given year, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you for the year (defined as your ratable portion of distributions in the year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or, if shorter, your holding period for the ADSs) and (b) any gain realized on the sale or other disposition (including a pledge) of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, the tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions”.

Certain elections are available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status described above. One such election is a qualified electing fund, or a “QEF”, election, under which you would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as capital gain. However, we do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ADSs annually, provided that the ADSs are “marketable”. The ADSs will be marketable if they are regularly traded on certain U.S. stock exchanges, including the NYSE, or on certain non-U.S. stock exchanges. For these purposes, the shares will be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election would not be effective for such subsidiaries.

If you choose to make a mark-to-market election, you would recognize as ordinary income or loss each year in which we are a PFIC an amount equal to the difference as of the close of the taxable year between the fair market value of your ADSs and your adjusted tax basis in your ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules described above relating to excess distributions and realized gains would not apply for periods covered by the election. If you do not make a mark-to-market election for the first taxable year in which we are a PFIC during your holding period of the ADSs, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to each taxable year in which we were a PFIC during your holding period before the effective date of such election.

If we are a PFIC, a holder of ADSs that is a U.S. Holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder makes a disposition of ADSs, receives direct or indirect distributions on its ADSs, or makes one of the elections mentioned above with respect to its ADSs. Legislation enacted on March 18, 2010 creates an additional annual filing requirement for tax years beginning on or after the date of enactment for U.S. persons who are shareholders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing.

If we are a PFIC for a given taxable year, then you are encouraged to consult your tax advisor concerning the availability and consequences of making any of the elections mentioned above, as well as concerning your annual filing requirements.

Medicare Tax

For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on net investment income in excess of certain amounts. In the case of an individual, the tax will be imposed on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over $250,000 (in the case of a taxpayer filing a joint return or a surviving spouse), $125,000 (in the case of a married taxpayer filing a separate return) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) the entity’s “undistributed net investment income” for the taxable year and (2) the excess (if any) of the entity’s “adjusted gross income” over the dollar amount at which the highest tax bracket begins for such entity. A holder’s net investment income will include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ADSs.

Information with Respect to Foreign Financial Assets

Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 are be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities, including ADSs issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are encouraged to consult their tax advisors regarding the application of this reporting requirement as it relates to their ownership of ADSs.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements apply to certain payments to certain non-corporate holders of stock. Information reporting will apply to payments of dividends on, and to proceeds from the sale or redemption of, the

ADSs made within the United States, or by a United States payor or United States middleman, to a holder of the ADSs, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ADSs within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the beneficial owner’s United States federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

French Material Tax Consequences

The following is a description of the material French tax consequences of the acquisition, ownership and disposition of our ADSs by a U.S. Holder. This description is based on applicable tax laws, regulations and judicial decisions as of the date of this annual report, and, where applicable, the Convention between the United States of America and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, dated of August 31, 1994, as amended from time to time (the “U.S. Treaty”).

This description is based in part upon the representation of the custodian and the assumption that each obligation in the Depositary Agreement with the depositary relating to your ADRs and any related agreement will be performed in accordance with their terms.

The following is a description of the principal tax effect on U.S. Holders for the purposes of French tax if, all of the following points apply:

•	the U.S. Holder owns, directly, indirectly or constructively, less than 10% of the Company capital and dividend rights;

•	the U.S. Holder is entitled to the benefits of the U.S. Treaty (including under the “limitations on benefits” article of the U.S. Treaty);

•	the U.S. Holder does not hold the ADSs through a permanent or a fixed base in France;

•	the U.S. Holder is not multi-resident;

•	the U.S. Holder does not hold the ADSs through a non-U.S. based pass-through entity; and

•

the U.S. Holder does not receive dividend, capital gains or other payments on the ADSs on an account located in a Non-cooperative State as defined in Article 238-0 A of the French General Tax Code and as mentioned in a list published by the French tax authorities as amended from time to time (on January 1st of each year).

A U.S. Holder to whom all the above requirements apply will be hereafter defined as a Qualifying U.S. Holder.

This description is relevant only to holders of ADSs who are Qualifying U.S. Holders.

For purposes of the U.S. Treaty Qualifying U.S. Holders of ADSs will be treated as the owners of Company’s ordinary shares represented by such ADSs.

Special rules apply to U.S. expatriates, insurance companies, pass-through entities and investors in such entities, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax and securities broker-dealers, among others. Those special rules are not discussed in this annual report.

Holders of Company ADSs are encouraged to consult their own tax advisors as to the particular tax consequences to them of owning our ADS, including their eligibility for benefits under the U.S. Treaty, the application and effect of state, local, foreign and other tax laws and possible changes in tax laws or in their interpretation.

Taxation of Dividends

Dividends paid by a French company to non-French holders are generally subject to a 30% withholding tax (or 21% if the holder is an individual resident of the EU, Norway or Iceland). Such 30% withholding tax rate can be increased to 55% if the dividend is paid towards non-cooperative States or territories (as mentioned above) irrespective of the tax residence of the beneficiary of the dividends. Such withholding tax rates may, however, be reduced by application of a tax treaty with France.

Dividends paid to a Qualifying U.S. Holder by French companies are immediately subject to a reduced rate of 15%, provided that such Qualifying U.S. Holder establishes before the date of payment of the dividend that he or she is a U.S. resident under the U.S. Treaty by completing and delivering the depositary with a simplified certificate (Form 5000) (the “Certificate”) in accordance with French tax guidelines (Instruction n°4-J-1-05 dated February 25, 2005). Dividends paid to a Qualifying U.S. Holder that has not filed and delivered to the paying agent the Certificate before the dividend payment date, will be subject to French withholding tax at the rate of 30%. The tax withheld in excess of 15% can be refunded by the French tax authorities provided that such Qualifying U.S. Holder duly completes and provides the French tax authorities with the Certificate and Form 5001 (the “Forms”) before December 31 of the second calendar year following the year during which the dividend is paid. U.S. pension funds and other tax exempt entities are subject to the same general filing requirement as the U.S. Holders, except that they may be required to supply additional documentation evidencing their entitlement to these benefits.

Taxation of Capital Gains

A Qualifying U.S. Holder will not be subject to any French income or withholding tax on any capital gain realized upon the sale or exchange of ADSs of the Company.

Estate and Gift Taxes

Under the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts dated November 24, 1978 (as amended from time to time), if a U.S. Holder transfers his or her shares by gift or by reason of the U.S. Holder’s death, that transfer will not be subject to French gift or inheritance tax unless the U.S. Holder is domiciled in France at the time of making the gift or at the time of his or her death or if the shares are held for use in the conduct of a business or profession through a permanent establishment or a fixed base in France.

Wealth Tax

Qualifying U.S. Holders will not be subject to French wealth tax.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter.

You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for

further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this web site at http://www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $7.8 million, $9.7 million and $57.2 million at December 31, 2009, 2010 and 2011 respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. The primary objectives of our investment activities are to preserve principal, and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2011 would not have a material effect on interest income.

Foreign Currency Risk

We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, we estimate the impact, in absolute terms, on operating expenses for 2011, would have been $2.2 million.

Commencing in 2009, we entered into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. Currently, we do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.

Item 12. Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers our ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with the principal Paris office of Société Générale or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. A copy of our Deposit Agreement among us, the depositary, owners and holders of ADSs was filed with the SEC as an exhibit to our Form F-6 filed on March 22, 2011.

Fees and Expenses

Pursuant to the terms of the deposit agreement, we will be paying all fees and expenses relating to the ADSs on behalf of the holders. However, in the future that arrangement may be changed, at our option, such that the holders will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•        Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights or other property

•        Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide for-fee services until its fees for those services are paid.

Holders of ADS are responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Initial Public Offering

The effective date of the registration statement, File No. 333-173001, for our initial public offering of ADSs, each representing one ordinary share, nominal value €0.02, was April 14, 2011. UBS Limited and Jefferies & Company, Inc. acted as joint book-running managers of the offering and representatives of the underwriters. We sold 6,666,666 ADSs in our initial public offering for an aggregate offering price of the shares sold was $66.7 million. The selling shareholders sold 1,033,334 ADSs at an aggregate offering price of $10.3 million. The total expenses of the offering to us, including underwriting discounts and commissions, were approximately $8.3 million. The net proceeds that we received from the offering were approximately $58.4 million.

A portion of the net proceeds from our initial public offering was used for general corporate purposes. The balance is held in cash and cash equivalents and is intended to also be used for general corporate purposes.

None of the net proceeds of our initial public offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates, other than as a result of sales of ordinary shares by selling shareholders in the offering.

Item 15. Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2011, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board has determined that Mr. de Pesquidoux is an audit committee financial expert as defined by the Securities and Exchange Commission rules and has the requisite financial sophistication under the applicable rules and regulations of the New York Stock Exchange. Mr. de Pesquidoux is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of the New York Stock Exchange.

Item 16B. Code of Ethics

We have adopted a Code of Ethics that applies to the Company’s chief executive officer, chief financial officer and other senior financial officers, including the Company’s principal accounting officer. We have posted this code on our corporate website at http://www.sequans.com/investors/corporate-governance/.

Item 16C. Principal Accountant Fees and Services

Ernst & Young Audit has served as our independent registered public accounting firm for 2010 and 2011. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2010	2011
	(euros in thousands)
Audit Fees	€293	€283
Audit-Related Fees	144	142
Tax Fees	—	—
All Other Fees	—	—

Total	€437	€425

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. In 2010, “Audit-Related Fees” include fees billed for assurance and related services regarding our initial public offering. There were no “Tax Fees” or “Other Fees” billed or paid during 2010 or 2011.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Item 16D. Exemptions From The Listing Standards For Audit Committees

Not applicable.

Item 16E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

Item 16F. Change In Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a foreign private issuer listed on the NYSE, we are subject to NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Currently, we rely on the NYSE Listed Company Manual with respect to our corporate governance to the extent possible under French law. The following are the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on the NYSE.

•	Audit Committee—Our audit committee is responsible for organizing for selecting our statutory auditors and making a recommendation to our board of directors regarding their chose and terms of compensation. As required by French law, the actual appointment of the statutory auditors is made by the our shareholders at a general meeting of the shareholders. According to the Audit Committee Charter, our audit committee has the authority to engage advisors and determine appropriate funding for payment of compensation to an independent auditor or other advisors necessary or appropriate to aid the committee in carrying out its responsibilities.

•	Executive Sessions/Communications with Independent Directors—French law does not require (and we do not currently provide) for our independent directors to meet regularly without management, nor does it require the independent directors to meeting along in executive session at least once a year. However, if our independent directors decide to do so, they may do so. In addition, French law does not require (and we do not currently provide) a method for interested parties to communication with our independent directors.

•	Equity Compensation Plans—Under French law, we must obtain shareholder approval at a general meeting of the shareholders in order to adopt an equity compensation plan. Generally, the shareholders then delegate to our board of directors the authority to decide on the specific terms of the granting of equity compensation, within the limits of the shareholders’ authorization.

•	Corporate Governance Guidelines—We have adopted a Board Internal Charter as required by French law that sets forth certain corporate governance practices of our board under French law. This Board Internal Charter does not cover all items required by the NYSE Listed Company Manual for U.S. companies listed on the NYSE.

PART III

Item 17. Financial Statements

See pages F-1 through F-39 of this annual report.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit Number	Description of Exhibit

1.1*	By-laws (statuts) of Sequans Communications S.A. (English translation)

2.1	Shareholders’ Agreement, by and between Sequans Communications S.A. and certain shareholders signatory thereto, dated January 31, 2008 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Registration Statement on Form F-1, as amended (Registration No. 333-173001) (“Registration No. 333-173001”))

2.2	Form of Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.2 to Registration No. 333-173001)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

4.1	Stock Option Subscription Plans—2006-1, 2006-2, 2006-3, 2006-4, 2008-1, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.1 to Registration No. 333-173001)

4.2	BSA Subscription Plans—2006-1, 2006-2, 2006-3, 2007-1, 2007-2, 2008-1, 2008-2, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2010-2-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.2 to Registration No. 333-173001)

4.3	BCE Subscription Plans—2006-1, 2006-2, 2007-1, 2008-1, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2011-1, 2011-2 (English translation) (incorporated by reference to Exhibit 10.3 to Registration No. 333-173001)

4.4*	BSA (Warrants) Issuance Agreement, Dated January 11th, 2011

4.5*	BSA (Warrants) Issuance Agreement, Dated March 8th, 2011

4.6	Investment Agreement, by and between Sequans Communications S.A. and certain investors signatory thereto, dated July 1, 2010 (incorporated by reference to Exhibit 10.5 to Registration No. 333-173001)

4.7	Consultancy Services Agreement by and between Sequans Communications S.A. and Zvi Slonimsky, dated May 27, 2010 (incorporated by reference to Exhibit 10.6 to Registration No. 333-173001)

4.8	Form of Letter Agreement by and between Sequans Communications S.A. and Board Nominee (incorporated by reference to Exhibit 10.7 to Registration No. 333-173001)

4.9	Loan Agreement by and between Sequans Communications S.A. and Eddy Tang, dated August 23, 2010 (incorporated by reference to Exhibit 10.8 to Registration No. 333-173001)

4.10	Global Export Agreement by and between Sequans Communications S.A. and Natixis Factor, dated as of May 3, 2010 (English translation) (incorporated by reference to Exhibit 10.9 to Registration No. 333-173001)

4.11	Turbo Codes License Agreement by and between Sequans Communications S.A. and France Telecom, dated November 1, 2006, as amended on July 1, 2010 (incorporated by reference to Exhibit 10.10 to Registration No. 333-173001)

4.12	Assembly & Testing Service Agreement by and between Sequans Communications S.A. and United Test and Assembly Center Ltd, dated as of November 8, 2010 (incorporated by reference to Exhibit 10.11 to Registration No. 333-173001)

4.13	Commercial Lease by and between Sequans Communications S.A. and Groupama Immobilier S.A., dated as of May 11, 2005, as amended through Amendment No. 7 to Commercial Lease, dated as of March 7, 2011 (English translation) (incorporated by reference to Exhibit 10.12 to Registration No. 333-173001)

4.14	Lease by and between Sequans Communications Limited and Sergo (Winnersh) Limited, dated as of October 14, 2010 (incorporated by reference to Exhibit 10.13 to Registration No. 333-173001)

4.15	Agreement by and between Sequans Communications S.A. and Oseo Innovation, dated as of January 6, 2010 (incorporated by reference to Exhibit 10.15 to Registration No. 333-173001)

4.16	Agreement regarding the convertible notes subscription facility by and between Sequans Communications S.A. and Natixis S.A., dated December 14, 2007, as amended on June 23, 2010 and February 11, 2011 (English translation) (incorporated by reference to Exhibit 10.16 to Registration No. 333-173001)

12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Audit, independent registered public accounting firm

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman

Date: March 30, 2012

Sequans Communications S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sequans Communications S.A.:

We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. and subsidiaries (the “Company”) as of December 31, 2009, 2010 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Ernst & Young Audit

Represented by Frédéric Martineau

Paris-La Défense, France

March 30, 2012

Sequans Communications S.A.

Consolidated Statements of Operations

		Year ended December 31,
	Note	2009	2010 adjusted (1)	2011
		(in thousands, except share and per share amounts)
Revenue:
Product revenue		$15,564	$64,933	$91,742
Other revenue		3,992	3,611	1,972

Total revenue	3	19,556	68,544	93,714

Cost of revenue:
Cost of product revenue		7,863	33,272	46,167
Cost of other revenue		330	340	247

Total cost of revenue	4.2	8,193	33,612	46,414

Gross profit		11,363	34,932	47,300

Operating expenses:
Research and development	4.4	13,857	17,917	24,935
Sales and marketing		9,242	13,541	12,963
General and administrative		3,410	3,953	8,327

Total operating expenses	4.2	26,509	35,411	46,225

Operating income (loss)		(15,146)	(479)	1,075

Financial income (expense):
Interest expense	4.1	(912)	(1,190)	(470)
Interest income	4.1	131	311	81
Foreign exchange gain (loss)	4.1	(315)	925	(744)
Change in the fair value of Category E convertible notes option component	4.1	(569)	(2,109)	—

Profit (Loss) before income taxes		(16,811)	(2,542)	(58)

Income tax expense (benefit)	5	61	150	371
Profit (Loss)		$(16,872)	$(2,692)	$(429)

Attributable to:
Shareholders of the parent		(16,872)	(2,692)	(429)
Non-controlling interests		—	—	—

Basic earnings (loss) per share	6	$(0.73)	$(0.11)	$(0.01)

Diluted earnings (loss) per share	6	$(0.73)	$(0.11)	$(0.01)

Number of shares used for computing:
Basic		23,257,434	24,980,139	32,610,680

Diluted		23,257,434	24,980,139	32,610,680

(1)	As adjusted to reflect the classification of foreign exchange gains and losses related to hedges of euro-based operating expenses from financial result to operating expenses. The effect on the year ended December 31, 2010 was to reduce operating expenses and foreign exchange gain by $213,000.

Sequans Communications S.A.

Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Profit (Loss) for the year	$(16,872)	$(2,692)	$(429)

Available for sale financial assets:
Gains (Losses) arising during the year	6	1	—
Reclassification adjustments to profit (loss)	—	(16)	—
Foreign currency translation	(57)	31	(7)
Cash flow hedges:
Gains (Losses) arising during the year	21	(33)	(706)
Reclassification adjustments to profit (loss)	—	(21)	—

Total other comprehensive income (loss)	(30)	(38)	(713)

Total comprehensive income (loss)	$(16,902)	$(2,730)	$(1,142)

Attributable to:
Shareholders of the parent	(16,902)	(2,730)	(1,142)
Non-controlling interests	—	—	—

Sequans Communications S.A.

Consolidated Statements of Financial Position

		At December 31,
	Note	2009	2010	2011
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	7	$4,448	$5,291	$9,334
Intangible assets	8	1,585	3,144	4,233
Loan and other receivables		398	1,485	531
Available for sale financial assets	18	463	432	677

Total non-current assets		6,894	10,352	14,775

Current assets:
Inventories	9	1,937	8,768	11,660
Trade receivables	10	7,033	14,163	8,373
Prepaid expenses and other receivables		1,836	3,333	2,571
Recoverable value added tax		337	1,361	2,008
Research tax credit receivable		2,984	2,001	4,423
Cash and cash equivalents	11	7,792	9,739	57,220

Total current assets		21,919	39,365	86,255

Total assets		$28,813	$49,717	$101,030

EQUITY AND LIABILITIES
Equity:
Issued capital euro 0.02 nominal value, 34,667,339 shares issued and outstanding at December 31, 2011 (27,720,013 and 23,696,451 at December 31, 2010 and 2009, respectively)	12	$606	$710	$912
Share premium	12	47,671	68,972	129,283
Other capital reserves	13	4,063	5,194	9,368
Accumulated deficit		(51,570)	(54,262)	(54,691)
Other components of equity		123	85	(628)

Total equity		893	20,699	84,244

Non-current liabilities:
Interest-bearing loans and borrowings	14	6,935	—	—
Government grant advances and interest-free loans	15	1,101	1,278	385
Provisions	16	777	184	259
Deferred tax liabilities	5	—	—	55
Other non-current financial liabilities	14	4,925	—	—

Total non-current liabilities		13,738	1,462	699

Current liabilities:
Trade payables	17	3,384	15,508	8,580
Interest-bearing loans and borrowings	14	3,754	3,564	—
Government grant advances and interest-free loans	15	1,744	1,889	717
Other current financial liabilities	17	3,380	5,270	5,846
Deferred revenue	17	1,651	893	869
Provisions	16	269	432	75

Total current liabilities		14,182	27,556	16,087

Total equity and liabilities		$28,813	$49,717	$101,030

Sequans Communications S.A.

Consolidated Statements of Changes in Equity

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity
	Shares	Amount
	(Note 12)	(Note 12)	(Note 12)	(Note 13)
	(in thousands, except share and per share amounts)
At January 1, 2009	23,159,422	$590	$45,877	$2,888	$(34,698)	$115	$38	$14,810

Loss for the year					(16,872)			(16,872)
Foreign currency translation						(57)		(57)
Income and expense directly recognized in equity							27	27

Total comprehensive income (loss)					(16,872)	(57)	27	(16,902)

Issue of share capital	242,342	7	1,498					1,505
Issue of shares in connection with the exercise of options and warrants	294,687	9	348					357
Share-based payment				1,175				1,175
Transaction costs			(52)					(52)

At December 31, 2009	23,696,451	$606	$47,671	$4,063	$(51,570)	$58	$65	$893

Loss for the year					(2,692)			(2,692)
Foreign currency translation						31		31
Income and expense directly recognized in equity							(69)	(69)

Total comprehensive income (loss)					(2,692)	31	(69)	(2,730)

Issue of share capital	1,729,249	44	8,983					9,027
Issue of shares in connection with the exercise of options and warrants	231,813	6	284					290
Conversion of Category E convertible notes	2,062,500	54	13,095					13,149
Initial Public Offer costs			(754)					(754)
Share-based payment				1,131				1,131
Transaction costs			(307)					(307)

At December 31, 2010	27,720,013	$710	$68,972	$5,194	$(54,262)	$89	$(4)	$20,699

Loss for the year					(429)			(429)
Foreign currency translation						(7)		(7)
Income and expense directly recognized in equity							(706)	(706)

Total comprehensive income (loss)					(429)	(7)	(706)	(1,142)

Issue of shares in connection with the exercise of options and warrants	280,660	8	571					579
Issue of shares in initial public offering	6,666,666	194	66,473					66,667
Transaction costs			(6,733)					(6,733)
Share-based payment				4,174				4,174

At December 31, 2011	34,667,339	$912	$129,283	$9,368	$(54,691)	$82	$(710)	$84,244

Sequans Communications S.A.

Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2009	2010	2011
		(in thousands)
Operating activities:
Profit (Loss) before income taxes		$(16,811)	$(2,542)	$(58)
Non-cash adjustment to reconcile income (loss) before tax to net cash from (used in) operating activities:
Depreciation and impairment of property, plant and equipment	7	2,268	2,600	4,066
Amortization and impairment of intangible assets	8	1,377	1,314	1,836
Share-based payment expense	4.3	1,175	1,131	4,174
Increase (decrease) in provisions		322	67	(31)
Change in fair value of Category E convertible notes option component	4.1	569	2,109	—
Financial expense		341	370	471
Foreign exchange loss (gain)		172	(1,363)	205
Loss (Gain) on disposal of property, plant and equipment	7, 8	(1)	(3)	—
Interest-free financing benefit		—	(216)	178
Working capital adjustments:
Increase in trade receivables and other receivables		(2,252)	(9,256)	5,144
Decrease (Increase) in inventories		104	(7,212)	(2,870)
Decrease in research tax credit receivable		234	983	(2,422)
Increase (Decrease) in trade payables and other liabilities		843	14,113	(6,987)
Decrease in deferred revenue		(46)	(758)	(24)
Increase (Decrease) in government grant advances		(86)	205	(521)
Income tax paid		(61)	(61)	(398)

Net cash flow from (used in) operating activities		$(11,852)	$1,481	$2,763

Investing activities:
Purchase of intangible assets and property, plant and equipment	7, 8	$(3,397)	$(6,371)	$(11,042)
Purchase of financial assets		(159)	(1,056)	—
Refund of factoring deposit and other		—	—	709
Proceeds from sale of intangible assets and property, plant and equipment		1	50	—

Net cash flow used in investments activities		$(3,555)	$(7,377)	$(10,333)

Financing activities:
Initial public offering proceeds, net of transaction costs paid		$—	$(754)	$59,934
Proceeds from issue of shares and warrants, net of transaction costs		1,810	9,010	579
Proceeds from borrowings		5,904	36	—
Repayment of borrowings and finance lease liabilities		(112)	—	(3,479)
Interest paid		(86)	(324)	(656)
Proceeds from interest-free loans		—	789	—
Repayment of interest-free loans		(178)	(913)	(1,321)

Net cash flows from financing activities		$7,338	$7,844	$55,057

Net cash flows from (used in) financing activities:
Net increase (decrease) in cash and cash equivalents		(8,069)	1,948	47,487
Net foreign exchange difference		12	(1)	(6)
Cash and cash equivalent at January 1		15,849	7,792	9,739

Cash and cash equivalents at period end	11	$7,792	$9,739	$57,220

Sequans Communications S.A.

Notes to the Consolidated Financial Statements

1. Corporate information

Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the Republic of France, with its principal place of business at 19 Le Parvis, 92073 Paris-La Défense, France. Sequans, together with its subsidiaries (the “Company”), is a leading fabless designer, developer and supplier of 4G semiconductor solutions for wireless broadband applications. The Company’s semiconductor solutions incorporate baseband processor and radio frequency transceiver integrated circuits along with our proprietary signal processing techniques, algorithms and software stacks.

2. Summary of significant accounting and reporting policies

2.1. Basis of preparation

The Consolidated Financial Statements are prepared on a historical cost basis, except for fair value through profit and loss financial assets, derivative financial instruments and available for sale financial assets that are measured at fair value. The Consolidated Financial Statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000) except where otherwise indicated.

On April 15, 2011 the Company’s ordinary shares (as evidenced by American Depositary Shares) began trading on the New York Stock Exchange following its initial public offering of 6,666,666 new ordinary shares.

Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ending December 31, 2011. Comparative figures are presented for December 31, 2009 and 2010.

The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.

The Consolidated Financial Statements of the Company for the years ended December 31, 2009, 2010 and 2011 have been authorized for issue in accordance with a resolution of the board of directors on March 28, 2012.

Basis of consolidation

The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries at December 31, 2011:

Name	Country of incorporation	Year of incorporation	% equity interest
Sequans Communications Ltd.	United Kingdom	2005	100
Sequans Communications Inc.	United States	2008	100
Sequans Communications Ltd. Pte.	Singapore	2008	100
Sequans Communications (Israel) Ltd.	Israel	2010	100

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full. The subsidiaries have been fully consolidated from their date of incorporation.

On January 1, 2010, the Company transferred its operations in Israel conducted previously through a branch of the French parent company to a newly-incorporated subsidiary, Sequans Communications (Israel) Ltd.

2.2. Changes in accounting policy and disclosures

Changes in accounting policy

From January 1, 2011, the Company opted to record foreign exchange gains and losses related to hedges of euro-based operating expenses in its operating expenses instead of within its financial result. Consequently, foreign exchange gains or losses on derivatives (other than change in fair value) are now classified within its operating expense line items in order to offset corresponding effect of change in exchange rate on operating expenses. This option was primarily driven by the Company’s observation of peer companies’ filings and by the increasing level of used hedging instruments. Foreign exchange result presented within operating expenses in 2011 amounted to a $351,000 gain. The comparative year ended December 31, 2010 has been adjusted accordingly. The 2010 effect was to reduce operating expenses and foreign exchange gain by $213,000. No adjustment has been reflected for the year ended December 31, 2009 as the impact was not significant.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

New and amended standards and interpretations

The accounting policies adopted in 2011 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2011:

•	IAS 32 Financial Instruments: Presentation —Classification of Rights Issues (Amendment)

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

•	IAS 24 Related party disclosures

•	IFRIC 14 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

•	Improvements to IFRSs (issued in May 2010)

The timing of the adoption of the above standards and interpretations is described below:

IAS 32 Financial Instruments: Presentation —Classification of Rights Issues (Amendment)

The amendment to IAS 32 amended the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or rights are given to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. This amendment has no significant impact on company’s financial statements.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case this value cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss. This amendment has no impact on company’s financial statements.

IAS 24 Related party disclosures

The amended clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government related entities. This amendment has no significant impact on company’s financial statements.

IFRIC 14 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

This interpretation clarifies that when a plan required minimum funding, such payment has to be accounted as an asset. This interpretation has no impact on company’s financial statements.

Improvements to IFRSs

In May 2010, the IASB issued additional improvements to IFRSs, omnibus amendments to its IFRS standards, The amendments listed below have no significant impact on the Company’s Consolidated Financial Statements:

•	Amendments IFRS 3 Business Combinations ;

•	Amendment IFRS 7 Financial Instruments—Disclosures ;

•	Amendment IAS 1 Presentation of financial statements ;

•	Amendment IFRIC 13 Customer Loyalty Programs ;

•	Amendment IAS 34 Interim Financial Reporting.

Standards issued but not yet effective

Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective.

Amendment IFRS 7—Disclosures—Transfers of Financial Assets

This amendment is effective for annual period beginning on or after July 2011. It will require additional information on financial assets transfers. The Company does not anticipate significant impact from this amendment.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Amendment IAS 12—Deferred tax: Recovery of Underlying Assets

This amendment is effective for annual period beginning on or after January 2012. It relates to investment property and also includes SIC 21 dispositions according to which deferred tax asset relating to a non amortizable asset accounted in compliance with IAS 16 should be evaluated considering that asset value will be recovered through its sale. The Company does not anticipate significant impact from this amendment.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address classification and measurement of financial liabilities, hedge accounting and derecognition. The completion of this project is expected in early 2011. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRS 10—Consolidated Financial Statements

This new standard is effective for annual period beginning on or after January 2013. It replaces IAS 27 and SIC 12 and gives a definition of the notion of control. The Company does not anticipate any significant impact of this new standard on its Consolidated Financial Statements.

IFRS 11—Joint arrangements

This new standard is effective for annual period beginning on or after January 2013. It replaces IAS 31. The Company does not anticipate any impact of this new standard on its Consolidated Financial Statements as the Company has currently no joint arrangement.

IFRS 12—Disclosures of Interests in other entities

This new standard is effective for annual period beginning on or after January 2013. It requires detailed information on consolidated entities and on contractual relationship with non consolidated entities. The Company does not anticipate any impact of this new standard on its Consolidated Financial Statements.

IFRS 13—Fair value measurement

This new standard is effective for annual period beginning on or after January 2013. The Company does not anticipate any significant impact of this new standard on its Consolidated Financial Statements.

IAS 28—Investments in associates and joint ventures

This new standard is effective for annual period beginning on or after January 2013. The Company does not anticipate any impact of this new standard on its Consolidated Financial Statements as the Company has currently no such agreements.

IAS19—Employee benefits

This amendment is effective for annual period beginning on or after January 2013. It will in particular change the way to account actuarial gains and/or losses and past service costs. The Company is currently quantifying the effect of this amendment on its Consolidated Financial Statements. The main effect of this amendment will be to record actuarial gains and/or losses fully in equity.

Amendment IAS 1—Presentation of financial statements—presentation of items of other comprehensive income

This amendment is effective for annual period beginning on or after January 2013. It will change the way to present Other Comprehensive Income items. The Company is currently quantifying the effect of this amendment on the presentation of its Consolidated Financial Statements.

2.3. Summary of significant accounting policies

Functional currencies and translation of financial statements denominated in currencies other than the U.S. dollar

The Consolidated Financial Statements are presented in U.S. dollars, which is also the functional currency of Sequans Communications S.A. The Company uses the U.S. dollar as its functional currency due to the high percentage of revenues, cost of

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

revenue, capital expenditures and operating costs, other than those related to headcount and overhead, which are denominated in U.S. dollars. Each subsidiary determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

As at the reporting date, the assets and liabilities of each subsidiary are translated into the presentation currency of the Company (the U.S. dollar) at the rate of exchange in effect at the Statement of Financial Position date and their Statement of Operations are translated at the weighted average exchange rate for the reporting period. The exchange differences arising on the translation are taken directly to a separate component of equity (“Cumulative translation adjustments”).

Foreign currency transactions

Foreign currency transactions are initially recognized by Sequans Communications S.A. and each of its subsidiaries at their respective functional currency rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange in effect at the reporting date. All differences are taken to the Consolidated Statement of Operations within financial income or expense. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transactions.

The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD) and the New Israeli shekel (NIS):

	USD/EUR	USD/GBP	USD/SGD	USD/NIS
December 31, 2009
Average rate	1.3836	1.5644	0.6884	N/A
Closing rate	1.4406	1.6221	0.7134	N/A

December 31, 2010
Average rate	1.3268	1.5454	0.7343	0.2754
Closing rate	1.3362	1.5524	0.7798	0.2818

December 31, 2011
Average rate	1.3917	1.6035	0.7956	0.2797
Closing rate	1.2939	1.5490	0.7693	0.2616

Earnings (loss) per share

Basic earnings (loss) per share amounts are computed using the weighted average number of shares outstanding during each period.

Diluted earnings per share include the effects of dilutive options, warrants, and convertible notes as if they had been exercised.

Revenue recognition

The Company’s total revenue consists of product revenue and other revenue.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured and when the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenue is measured at the fair value of the consideration received, excluding sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognized.

Product revenue

Substantially all of the Company’s product revenue is derived from the sale of semiconductor solutions for 4G wireless broadband applications. A small portion of the Company’s product revenue is derived from sales of reference designs or electronic boards on which its customers develop and test their own designs.

Revenue from the sale of products is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and when no continuing managerial involvement to the degree usually associated with ownership nor effective control over the sale of products is retained, which usually occurs on shipment of the goods. Products are not sold with a right of return but are covered by warranty. Although the products sold have embedded software, the Company believes that software is incidental to the products it sells.

Other revenue

Other revenue consists of the sale of licenses to use the Company’s technology solutions and fees for the associated annual software maintenance and support services, as well as the sale of technical support services.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Revenue from the sale of licenses is recognized when (i) there is a legally binding arrangement with the customer, (ii) the software has been delivered (assuming no other significant obligations exist), (iii) collection of the resulting receivable is probable and (iv) the amount of fees is fixed and determinable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. If the contract for a licensing agreement includes a clause allowing for free updates if and when available and if vendor specific objective evidence of fair value for this post-contract customer support cannot be determined at the time the contract is signed, the revenue is recognized over the life of the contract.

Revenue from the sale of software maintenance and support services is recognized over the period of the maintenance (generally one year). When the first year of maintenance is included in the software license price, an amount equal to one year of maintenance, which is between 20% and 50% of the license fee, is deducted from the value of the license and recognized as revenue over the period of maintenance as described above. The difference between license and maintenance services invoiced and the amount recognized in revenue is recorded as deferred revenue.

Revenue from technical support services is recognized over the period the services are rendered.

Cost of revenue

Cost of product revenue includes all direct and indirect costs incurred with the sale of products, including shipping and handling. Cost of other revenue includes all direct and indirect costs incurred with the sale.

Research and development costs

Research costs are expensed as incurred. Development costs are recognized as an intangible asset if the Company can demonstrate:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the asset and use or sell it;

•	its ability to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of adequate resources to complete the development and to use or sell the asset; and

•	the ability to measure reliably the expenditure during development.

During the period of development, the asset is tested for impairment annually.

Government grants, interest-free loans and research tax credits

The Company operates in certain jurisdictions which offer government grants or other incentives based on the qualifying research expense incurred or to be incurred in that jurisdiction. These incentives are recognized as the qualify research expense is incurred if there is reasonable assurance that all related conditions will be complied with and the grant will be received. When the grant relates to an expense item, it is recognized as a reduction of the related expense over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Any cash received in advance of the expenses being incurred is recorded as a liability.

Where loans or similar assistance provided by governments or related institutions are interest-free, the benefit of the below-market rate of interest is recognized as a government grant (see Note 15 to the Consolidated Financial Statements).

The Company also benefits from research incentives in the form of tax credits which are detailed in Note 4.4 to the Consolidated Financial Statements.

Financial income and expense

Financial income and expense include:

•	interest expense related to financial debt (financial debt consists of notes, the debt component of compound or hybrid instruments, other borrowings and finance-lease liabilities);

•	other expenses paid to financial institutions for financing operations;

•	foreign exchange gains and losses associated with operating and financing transactions; and

•	changes in fair value connected with financial assets and liabilities at fair value through profit and loss.

In accordance with revised IAS 23 Borrowing Costs, the Company capitalizes borrowing costs for all eligible assets where construction was commenced on or after January 1, 2009. To date, the Company has not incurred such costs.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

From January 1, 2011, the Company reflects the classification of foreign exchange gains and losses related to hedges of euro-based operating expenses in operation expenses instead of financial result.

Taxation

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

The Company operates in certain jurisdictions which offer tax incentives based on the qualifying research expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expenses.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except with respect to taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forwards of unused tax credits and unused tax losses can be utilized.

Deferred tax is computed based on the temporary difference that exists between tax and accounting basis for non monetary items.

The carrying amount of deferred income tax assets is reviewed at the reporting date and adjusted to the extent that it is probable that sufficient future taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

Deferred income tax relating to items recognized directly in equity is recognized in equity.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right of offset exists.

Value added tax

Revenue, expenses and assets are recognized net of the amount of value added tax except:

•

where the value added tax incurred on a purchase of assets or services is not recoverable from the tax authorities, in which case the value added tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables that are stated with the amount of value added tax included.

Value added tax recoverable consists of value added tax paid by the Company to vendors and suppliers located in the European Union and recoverable from the tax authorities. Value added tax recoverable is collected on a quarterly basis.

Inventories

Inventories consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging. Inventories are valued at the lower of cost (determined using the weighted average cost method) or net realizable value (estimated market value less estimated cost of completion and the estimated costs necessary to make the sale).

The Company writes down the carrying value of its inventories for estimated amounts related to the lower of cost or market value, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. The estimated market value of the inventory is based on historical usage and assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions on a product-by-product basis. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed (i.e. the reversal is limited to the amount of the original write-down) so that the new carrying amount is the lower of the cost and the revised net realizable value.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Financial assets

Receivables

Receivables are initially recognized at fair value, which in most cases approximates the nominal value as the Company does not grant payment terms beyond normal business conditions. If there is any subsequent indication that those assets may be impaired, they are reviewed for impairment. Any difference between the carrying value and the impaired value (present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the receivable’s original effective interest rate) is recorded in operating income (loss). If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed. In that case, the reversal of the impairment loss is reported in operating income (loss).

From May 2010 until July 2011, certain accounts receivables were pledged as security for a line of credit. See Note 14.3 to the Consolidated Financial Statements.

Deposits

Deposits are reported as non-current financial assets (loans and receivables) when their initial maturity is more than twelve months. Such deposits included that required by a factoring agreement previously in place with a French financial institution.

Cash and cash equivalents

Cash and cash equivalents in the Consolidated Statements of Financial Position includes cash at banks and money market funds, which correspond to highly liquid investments readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment loss. Depreciation is computed using the straight-line method over the estimated useful lives of each component. The useful lives most commonly used are the following:

Machinery and equipment	3 to 5 years
Building and leasehold improvements	7 to 9 years
Computer equipment	3 years
Furniture and office equipment	3 to 5 years

Impairment tests are performed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any indication exists, the Company estimates the asset’s recoverable amount, which is the higher of the fair value less cost to sell and the value in use. Where the carrying amount exceeds that recoverable amount, the asset is considered impaired and it is written down to its recoverable amount.

Depreciation expense is recorded in cost of revenue or operating expenses, based on the function of the underlying assets.

Intangible assets

Intangible assets, primarily purchased licenses for development or production technology and tools, are stated at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the estimated useful live of each component, which generally is the shorter of the life of the license or two years.

Useful lives are reviewed on a regular basis and changes in estimates, when relevant, are accounted for on a prospective basis. The amortization expense is recorded in cost of revenue or operating expenses, based on the function of the underlying assets.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Leases

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the interest expense and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

Leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognized as an expense in the Statement of Operations on a straight line basis over the lease term.

Initial Public Offering (IPO) costs

Incremental IPO costs directly attributable to the equity transaction are recorded as a deduction from equity in accordance with paragraphs 35 and 37 of IAS 32 Financial Instruments: Presentation.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in operating income (loss) net of any reimbursement.

Provisions include the provision for pensions and post-employment benefits. Pension funds in favor of employees are maintained in France, the United Kingdom, Singapore, the United States and Israel, and they comply with the respective legislation in each country and are financially independent of the Company. The pension funds are generally financed by employer and employee contributions and are accounted for as defined contribution plans with the employer contributions recognized as expense as incurred. There are no actuarial liabilities in connection with these plans.

French law also requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement. Benefits do not vest prior to retirement. This defined benefit plan is self-funded by the Company. It is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final obligation. Actuarial gains and losses are recognized in the Consolidated Statements of Operations in the period in which they occur, as permitted by paragraph 93 of IAS 19 Employee Benefits.

Share-based payment transactions

Employees (including senior executives) and certain service providers of the Company receive remuneration in the form of share-based payment transactions, whereby they render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted. Prior initial public offering, the fair value was determined by management, which relied in part upon a report from an external valuator using the binomial pricing model, further details of which are given in Note 13 to the Consolidated Financial Statements. Following completion of the initial public offering of the Company’s shares, the exercise price is based closing market price on the date of grant.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the beneficiary become fully entitled to the award (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The Statement of Operations charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Financial liabilities

Convertible notes and borrowings

Interest-bearing bank loans are initially recognized at fair value, plus any transaction costs directly attributable to the issue of the liability. These financial liabilities are subsequently measured at amortized cost, using the effective interest rate method. Certain financial instruments, such as notes including an option to convert into shares, include both a financial debt component and an option component.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

For convertible notes whose option component is recorded as an equity component (mainly when this component permits or requires the exchange of a fixed number of equity instruments for a fixed amount in cash), a “split accounting” is performed in accordance with IAS 32 Financial Instruments: Presentation for compound instruments (paragraphs 28 to 32):

•

On the date of issue, the debt component equals the present value of future contractual cash flows for a similar instrument with the same conditions (maturity, cash flows) excluding any option or any obligation for conversion or redemption in shares. Consequently, the value of the option conversion is the residual amount after deducting the debt component from the compound financial instrument nominal amount. In accordance with paragraph 31 of IAS 32 Financial Instruments: Presentation, the sum of the carrying amounts assigned to the liability and option components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole.

•	Subsequently, the debt component is re-measured at amortized cost, using the effective interest rate calculated at the date of issue and the option component is accounted for as an equity instrument.

In other circumstances, the option component cannot be classified in equity and a derivative is recorded as a financial liability under IAS 39 Financial Instruments: Recognition and Measurement. This is specifically applicable to the convertible notes issued in a foreign currency which is different from the Company’s functional currency (as described in Notes 14.1 and 14.2 to the Consolidated Financial Statements). In such circumstances, a “split accounting” is performed in accordance with IAS 39 Financial Instruments: Recognition and Measurement for “hybrid instruments” (paragraphs 10 to 13).

Short-term debt secured by accounts receivables

From May 2010 to July 2011, the Company entered into a factoring agreement with a French finance company whereby a line of credit was made available to the Company based on the face value of accounts receivable from qualifying customers which were transferred to the finance company for collection. In the event that the customer did not pay the invoice within 60 days of the due date, the receivable would be excluded from the line of credit and collection would become the responsibility of the Company. Consequently, the Company retained all receivables on its Consolidated Statements of Financial Position until they were paid and any amounts drawn on the line of credit were reflected in short-term debt.

Trade payables

Trade payables are initially recognized at fair value, which in most cases approximates the nominal value. They are subsequently re-measured at amortized cost.

Derivative financial instruments and hedge accounting

The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros. The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the cash flow hedge reserve, while any ineffective portion is immediately accounted for in financial results in the Consolidated Statement of Operations. Amounts recognized as other comprehensive income are transferred to the Consolidated Statement of Operations when the hedged transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the Consolidated Statement of Operations.

All derivative financial instruments are recorded at fair value. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as a hedge, its effectiveness as a hedge, and the type of hedge transaction. Any change in the fair value of the derivatives deemed ineffective as a hedge is immediately recognized in earnings.

Commitments

Commitments comprise primarily future operating lease payments and purchase commitments with its third-party manufacturers for future deliveries of equipment and components, which are described in Note 19 to the Consolidated Financial Statements.

2.4. Significant accounting judgments, estimates and assumptions

In the process of applying the Company’s accounting policies, management must make judgments and estimates involving assumptions. These judgments and estimates can have a significant effect on the amounts recognized in the financial statements and the Company reviews them on an ongoing basis taking into consideration past experience and other relevant factors. The evolution of the judgments and assumptions underlying estimates could cause a material adjustment to the carrying amounts of assets and liabilities as recognized in the financial statements. The most significant management judgments and assumptions in the preparation of these financial statements are:

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Revenue recognition

The Company’s policy for revenue recognition, in instances where multiple deliverables are sold contemporaneously to the same counterparty, is in accordance with paragraph 13 of IAS 18 Revenue. When the Company enters into contracts for the sale of products, licenses and maintenance and support services, the Company evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting, each with its own separate earnings process, and its relative fair value. Such determination requires judgment and is based on an analysis of the facts and circumstances surrounding the transactions.

Inventories

As disclosed in Note 2.3 to the Consolidated Financial Statements, the Company writes down the carrying value of its inventory to the lower of cost or net realizable value which approximates estimated market value. The estimated market value of the inventory is based on historical usage and assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions on a product-by-product basis. Actual demand may differ from the forecast established by the Company, which may materially impact recorded inventory values and cost of revenue.

Share-based compensation

As disclosed in Note 13 to the Consolidated Financial Statements, the Company has various share-based compensation plans for employees and non-employees that may be affected, as to the expense recorded in the Consolidated Statements of Operations, by changes in valuation assumptions. Fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions, including, among others expected volatility, the expected option term and the expected dividend payout rate. As a private or newly-public company, the assumption as to volatility has been determined by reference to the historical volatility of similar entities (using a selection of publicly-traded semiconductor companies). Prior to the Company’s initial public offering, the fair value of the Company’s shares underlying the stock option grants was determined by the Company’s Board of Directors with input from management at each grant date upon review of a variety of factors, including the valuation used in the latest financing rounds. Since the initial public offering, fair value of the Company’s shares underlying stock option grants equals to the closing price on the New York Stock Exchange on the date of grant.

Fair value of financial instruments

Fair value corresponds to the quoted price for listed financial assets and liabilities. Where no active market exists, the Company establishes fair value by using a valuation technique determined to be the most appropriate in the circumstances, for example:

•	available-for-sale assets: comparable transactions, multiples for comparable transactions, discounted present value of future cash flows;

•	loans and receivables, financial assets at fair value through profit and loss: net book value is deemed to be approximately equivalent to fair value because of their relatively short holding period;

•	trade payables: book value is deemed to be approximately equivalent to fair value because of their relatively short holding period;

•

convertible notes: some of the Company’s convertible notes had optional redemption periods/dates occurring before their contractual maturity, as described in Notes 12 and 14 to the Company’s Consolidated Financial Statements. Holders of our Category E convertible notes had the right to request conversion at any time from their issue. As from the expiration of an 18 month period from issue of the Category E convertible notes, the Company had the right to request the conversion of all the convertible notes then held; and

•

derivatives: either option pricing models or discounted present value of future cash flows. Specifically and as described in Note 14.1 to the Consolidated Financial Statements, the option component of the Category E convertible notes was recorded as a derivative at fair value in accordance with the provisions of AG 28 of IAS 39 Financial Instruments: Recognition and Measurement. The fair value was determined using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option). The assumptions used in calculating the value of the conversion represent the Company’s best estimates based on management’s judgment and subjective future expectations.

3. Segment information

The Company has one operating segment, which is the design and marketing of semiconductor components for 4G broadband wireless systems. All information required to be disclosed under IFRS 8 Operating Segments is shown in the Consolidated Financial Statements and these associated Notes.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Sales to external customers disclosed below are based on the geographical location of the customers, regardless of the legal entity originating the sale. The following table sets forth the Company’s total revenue by region for the periods indicated. The Company categorizes its total revenue geographically based on the location to which it invoices.

	Europe, Middle East, Africa	Americas	Asia	Total
	(in thousands)
Year ended December 31, 2009
Total revenue
Sales to external customers	$2,187	$2,632	$14,737	$19,556

Year ended December 31, 2010
Total revenue
Sales to external customers	4,914	2,448	61,182	68,544

Year ended December 31, 2011
Total revenue
Sales to external customers	$6,823	$989	$85,902	$93,714

The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A. See Note 18.3 to these Consolidated Financial Statements for information about major customers.

4. Other revenues and expenses

4.1. Financial income and expenses

Financial income:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$131	$311	$81
Foreign exchange gain	1,511	3,607	1,092

Total financial income	$1,642	$3,918	$1,173

Financial expenses:

	Year ended December 31,
	2009	2010 adjusted (1)	2011
	(in thousands)
Interests on loans and finance leases	$472	$637	$134
Other bank fees and financial charges	440	553	336
Change in fair value of Category E Convertible notes option component	569	2,109	—
Foreign exchange loss	1,826	2,682	1,836

Total financial expenses	$3,307	$5,981	$2,306

(1)	As adjusted to reflect the classification of foreign exchange gains and losses related to hedges of euro-based operating expenses from financial result to operating expenses. The effect on the year ended December 31, 2010 was to increase foreign exchange loss by $213,000.

The net foreign exchange loss of $744,000 for the year ended December 31, 2011 (2010: net foreign exchange gain $925,000; 2009: net foreign exchange loss $315,000) arises primarily from euro-based monetary assets. This includes a loss of $206,000 corresponding to the inefficiency of foreign exchange hedge (losses of $19,000 in 2010 and $42,000 in 2009).

For the year ended December 31, 2010, the loss of $2,109,000 was related to the change in fair value of the option of the component of the Category E convertible notes, calculated prior to their conversion. (See Note 14.1 to the Consolidated Financial Statements).

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

4.2. Depreciation, amortization, and share-based payment expense included in the Consolidated Statement of Operations

		Year ended December 31,
	Note	2009	2010 adjusted (1)	2011
		(in thousands)
Included in cost of revenue:
Cost of inventories		$4,799	$26,250	$41,654
Depreciation and impairment	7	1,019	1,347	1,410
Wages and benefits		550	1,008	791
Share-based payment expense	13	24	23	209
Assembly services, royalties and other		1,801	4,984	2,350

		$8,193	$33,612	$46,414

Included in operating expenses (between gross profit and operating result):
Depreciation	7	$1,250	$1,253	$2,656
Amortization of intangible assets	8	1,378	1,314	1,836
Wages and benefits		15,362	20,249	26,431
Share-based payment expense	13	1,151	1,108	3,965
Foreign exchange gains and losses related to hedges of euro		—	(213)	(351)
Other		7,368	11,700	11,688

		$26,509	$35,411	$46,225

(1)	As adjusted to reflect the classification of foreign exchange gains and losses related to hedges of euro-based operating expenses from financial result to operating expenses. The effect on the year ended December 31, 2010 was to reduce operating expenses by $213,000.

4.3. Employee benefits expense

		Year ended December 31,
	Note	2009	2010	2011
		(in thousands)
Wages and salaries		$12,996	$17,244	$20,332
Social security costs and other payroll taxes		2,790	3,727	6,666
Other benefits		107	221	149
Pension costs		19	65	75
Share-based payment expenses	13	1,175	1,131	4,174

Total employee benefits expense		$17,087	$22,388	$31,396

Through the end of 2010, the Company was designated as a “Jeune Entreprise Innovante” (JEI) in France, which allows the Company to pay reduced payroll taxes on the salaries of engineers based in France for the first eight fiscal years of a company’s existence, as long as certain criteria are not exceeded in terms of revenues, assets, headcount and shareholder structure. Beginning in 2011, the Company was no longer eligible for this benefit and consequently social security costs and other payroll taxes increased.

The amount recognized as an expense for defined contributions plans amounts to $1,298,000 for the year ended December 31, 2011 ($846,000 and $1,006,000 for the years ended December 31, 2009 and 2010, respectively).

4.4. Research and development expense

All research and development expense was charged directly to expense in the Statement of Operations.

The amount of research tax credit is deducted from research and development costs. In the year ended December 31, 2011, the French tax authorities confirmed that the Company could include certain subsidiary research expenses in the research tax credit calculation.

Government grants have been received in support of certain research programs. Where there are unfulfilled conditions or contingencies relating to the grants, the corresponding amount has been deferred on the Statement of Financial Position until all conditions are fulfilled and contingencies settled at which time amounts earned are recorded as an offset to the corresponding expenses.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The reduction of research and development expense from government grants and research tax credit was as follows:

	Year ended December 31,
	2009	2010 adjusted (1)	2011
	(in thousands)
Research and development costs	$17,209	$21,394	$30,855
Research tax credit	(2,871)	(1,984)	(4,562)
Government grants	(481)	(1,493)	(1,358)

Total research and development expense	$13,857	$17,917	$24,935

(1)	As adjusted to reflect the classification of foreign exchange gains and losses related to hedges of euro-based operating expenses from financial result to operating expenses. The effect on the year ended December 31, 2010 was to reduce Research and development costs by $107,000.

As of December 31, 2009, 2010 and 2011, no development costs were capitalized.

The Company operates in a highly innovative, dynamic and competitive sector. Therefore, the costs incurred from the point when the criteria for capitalization are met to the point when the product is made generally available on the market are not material.

5. Income tax

The major components of income tax expense are:

	adjusted	adjusted	adjusted
	Year ended December 31,
	2009	2010	2011
	(in thousands)
Consolidated Statement of Operations
Current income tax:
Current income tax charge	$61	$150	$314
Deferred income tax:	—	—	57

Income tax expense reported in the Consolidated Statement of Operations	$61	$150	$371

A reconciliation of income taxes computed at the French statutory rate (34.43% from the year ended December 31, 2009, 2010 and 2011) to the income tax expense (benefit) is as follows:

	adjusted	adjusted	adjusted
	Year ended December 31,
	2009	2010	2011
	(in thousands)
Accounting profit (loss) before income tax	$(16,811)	$(2,542)	$(58)
At France’s statutory income tax rate of 34.43%	(5,788)	(875)	(20)
Non-deductible share-based payment expense	405	389	1,437
Tax credits	(988)	(683)	(1,571)
Unrecognized benefit of tax loss carryforwards and permanent differences	6,432	1,319	525

Income tax expense (benefit) reported in the Consolidated Statement of Operations	$61	$150	$371

As of December 31, 2011, the Company had accumulated tax losses which arose in France of $64,328,000 that are available for offset against future taxable profits of Sequans Communications S.A within a limit of one million euro per year, plus 60% of the profit exceeding this limit. Remaining unapplied losses would continue to be carried forward indefinitely. As of December 31, 2011, the Company also had accumulated tax losses which arose in its U.K. subsidiary of $235,000 that are available for offset against future taxable profits of its U.K. subsidiary for an unlimited period.

Deferred tax assets were not recognized in the years ended December 31, 2009 and 2010 with respect to these losses as the Company has not generated taxable profits since its inception in 2003. Deferred tax assets were recognized in 2011 only to the extent that deferred tax liabilities existed in the same jurisdiction.

Deferred tax has to be computed based on the temporary difference that exists between tax and accounting basis for non monetary items. Company’s analysis led to a deferred tax asset of $556,000 which has not been recognized due to the Company’s above described tax situation.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

6. Earnings (loss) per share

Basic earnings (loss) per share amounts are calculated by dividing net income (loss) for the year attributable to all shareholders of the Company by the weighted average number of all shares outstanding during the year. Since prior to April 12, 2011 there are no ordinary shares outstanding and all categories of preference shares had the same voting and dividend rights, were convertible to ordinary shares at any time, and were the most subordinate class of equity instruments outstanding, all preference shares were treated as ordinary shares in the calculation in all years presented.

Diluted earnings per share amounts are calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on the exercise of all the dilutive stock options and warrants and the conversion of all convertible notes. Dilution is defined as a reduction of earnings per share or an increase of loss per share. As the exercise of all outstanding stock options and warrants and conversion of convertible notes would decrease loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share.

The following reflects the income and share data used in the basic and diluted earnings (loss) per share computations:

	Year ended December 31,
	2009	2010	2011
	(in thousands, except share and per share data)
Profit (Loss)	$(16,872)	$(2,692)	$(429)
Weighted average number of shares outstanding for basic EPS	23,257,434	24,980,139	32,610,380
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	—	—
Net effect of dilutive convertible notes	—	—	—
Weighted average number of shares outstanding for diluted EPS	23,257,434	24,980,139	32,610,380

Basic earnings (loss) per share	$(0.73)	$(0.11)	$(0.01)

Diluted earnings (loss) per share	$(0.73)	$(0.11)	$(0.01)

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

7. Property, plant and equipment

Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Total
	(in thousands)
Cost:
At January 1, 2009	$696	$3,673	$2,879	$7,248
Additions	205	1,897	364	2,466
Disposals	(202)	(252)	(602)	(1,056)
Exchange difference	—	22	30	52
At December 31, 2009	699	5,340	2,671	8,710
Additions	535	2,532	384	3,451
Disposals	—	—	—	—
Exchange difference	1	(10)	(1)	(10)
At December 31, 2010	1,235	7,862	3,054	12,151
Additions	127	6,956	1,036	8,119
Disposals	—	(755)	(6)	(761)
Exchange difference	2	(27)	1	(24)

At December 31, 2011	$1,364	$14,036	$4,085	$19,485

Depreciation and impairment:
At January 1, 2009	$207	$1,657	$1,159	$3,023
Depreciation charge for the year	201	1,242	825	2,268
Disposals	(202)	(252)	(602)	(1,056)
Exchange difference	—	6	21	27
At December 31, 2009	206	2,653	1,403	4,262
Depreciation charge for the year	115	1,501	697	2,313
Impairment	—	289	—	289
Disposals	—	—	—	—
Exchange difference	1	(3)	(2)	(4)
At December 31, 2010	322	4,440	2,098	6,860
Depreciation charge for the year	221	3,166	658	4,045
Impairment	—	21	—	21
Disposals	—	(755)	(6)	(761)
Exchange difference	23	(12)	(25)	(14)

At December 31, 2011	$566	$6,860	$2,725	$10,151

Net book value:
At January 1, 2009	$489	$2,016	$1,720	$4,225
At December 31, 2009	493	2,687	1,268	4,448
At December 31, 2010	913	3,422	956	5,291
At December 31, 2011	$798	$7,176	$1,360	$9,334

Impairment of property, plant and equipment

In January 2012, the Company decided to scrap the SQN2130 production mask set as the product had been replaced by the SQN2131 and no further production of the SQN2130 deemed necessary. The net book value of this asset at December 31, 2011 of $21,000 consequently was determined to be completely impaired, its value reduced to zero, and the related expense recorded as cost of product revenue in the Consolidated Statements of Operations for the year ended December 31, 2011. During the year ended December 31, 2010, the Company decided to enter the end-of-life process for its SQN 1140 and SQN1145. The Company estimated that the recoverable amount of the equipment dedicated to the production of these products had been reduced to zero and recorded an impairment loss for $289,000, recognized in the Consolidated Statements of Operations in “Cost of product revenue.” There was no impairment losses in the year ended December 31, 2009.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

8. Intangible assets

Intangible assets include:

Licenses
(in thousands)
Cost:
At January 1, 2009	$4,479
Additions	931
Disposals	(2,522)
Exchange difference	—
At December 31, 2009	2,888
Additions	2,920
Disposals	(50)
Exchange difference	—
At December 31, 2010	5,758
Additions	2,925
Disposals	—
Exchange difference	—

At December 31, 2011	$8,683

Depreciation and impairment:
At January 1, 2009	$2,448
Amortization	1,377
Disposals	(2,522)
Exchange difference	—
At December 31, 2009	1,303
Amortization	1,314
Disposals	(3)
Exchange difference	—
At December 31, 2010	2,614
Amortization	1,836
Disposals	—
Exchange difference	—

At December 31, 2011	$4,450

Net book value:
At January 1, 2009	$2,031
At December 31, 2009	1,585
At December 31, 2010	3,144
At December 31, 2011	$4,233

As no development costs have been capitalized during the three years ended December 31, 2011, the only intangible assets on the Consolidated Statements of Financial Position are acquired licenses for technology used primarily in the product development process.

9. Inventories

	At December 31,
	2009	2010	2011
	(in thousands)
Components (at cost)	$239	$1,818	$5,850
Finished goods (at lower of cost or net realizable value)	1,698	6,950	5,810

Total inventories	$1,937	$8,768	$11,660

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

In the year ended December 31, 2010, the Company decided to bring SQN1140 and SQN1145 to end-of-life. The amount of the write-down of the related inventories amounted to $381,000 and was recognized in the Consolidated Statements of Operations in “Cost of product revenue.” In the year ended December 31, 2011, the Company reversed $22,000 related to products sold during the year. There was no write-down of any inventories in either of the years ended December 31, 2009 and 2011.

10. Trade receivables

Trade receivables are non-interest bearing and are generally on 30-90 day payment terms.

	At December 31,
	2009	2010	2011
	(in thousands)
Trade receivables	$7,867	$15,112	$9,595
Provisions on trade receivables	(834)	(949)	(1,222)

Net trade receivables	$7,033	$14,163	$8,373

The movements in the provision for impairment of receivables were as follows:

	$7,783	$7,783	$7,783
	December 31,
	2009	2010	2011
	(in thousands)
At January 1,	$713	$834	$949
Charge for the year	196	115	273
Utilized amounts	(75)	—	—

At year end	$834	$949	$1,222

As at year end, the aging analysis of trade receivables that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2009	$7,033	$3,506	$1,039	$878	$1,299	$311
At December 31, 2010	14,163	10,763	1,572	80	897	851
At December 31, 2011	$8,373	$7,248	$690	$105	$330	$—

11. Cash and cash equivalents

	At December 31,
	2009	2010	2011
	(in thousands)
Cash at banks	$7,783	$9,731	$3,737
Cash equivalents	9	8	53,483

Cash and cash equivalents	$7,792	$9,739	$57,220

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Cash at banks earns no interest. Cash equivalents in money market funds are invested for short-term periods depending on the immediate cash requirements of the Company, and earn interest at market rates for short-term investments. The fair value of cash and cash equivalents is equal to book value. Most of the cash and cash equivalents is held in U.S. dollar and euros as follows:

	At December 31,
	2009	2010	2011
	(in thousands)
U.S. dollar denominated accounts	$4,760	$8,148	$54,995
Euro denominated accounts	2,941	1,460	1,912
GBP denominated accounts	78	117	244
SGP denominated accounts	13	14	41
RMB denominated accounts	—	—	28

Cash and cash equivalents	$7,792	$9,739	$57,220

12. Issued capital and reserves

The share capital of Sequans Communications S.A. is denominated in euros, as required by law in France. Any distributions to shareholders are denominated in euros. Amounts of capital and reserves presented in the Consolidated Statements of Financial Position in U.S. dollars have been translated using historical exchange rates.

Authorized capital, in number of shares

Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders warrants, other warrants and convertible notes.

	At December 31,
	2009	2010	2011
Ordinary shares, nominal value €0.02 each	500,000,000	500,000,000	38,777,437
Preference shares
Category A preference shares, nominal value €0.02 each	8,084,224	8,643,787	—
Category B preference shares, nominal value €0.02 each	1,875,000	1,875,000	—
Category C preference shares, nominal value €0.02 each	350,082,510	5,915,833	—
Category D preference shares, nominal value €0.02 each	1,075,000,228	1,075,000,228	—
Category E preference shares, nominal value €0.02 each	780,000,113	1,130,000,111	—

At period end	2,715,042,075	2,721,434,959	38,777,437

All categories of shares have equal voting rights of one vote per share. All categories of shares have equal dividend rights.

Ordinary shares

No ordinary shares were outstanding in 2009 and 2010. On April 12, 2011, the Board of Directors voted the conversion of all categories of preference shares into ordinary shares on a one-to-one basis.

Preference shares, categories A, B, C, D and E

All categories of preference shares had the right to convert to ordinary shares at any time and were converted on a one-to-one basis to ordinary shares, with anti-dilution warrants terminated, on April 12, 2011. All preference share categories were cancelled.

A new category of preference share was created and issued with each financing round. The primary preference element for these categories related to their liquidation preference in the event of the sale or liquidation of the company.

Category A preference shareholders had the right to name one of the five members of the Board of Directors. The Company had share-based incentive plans under which options and warrants to subscribe for the Company’s Category A preference shares had been granted to executives and employees (see Note 13 to the Consolidated Financial Statements). Increases in the number of authorized Category A preference shares reflect new option and warrant plans approved annually by shareholders, offset by options and warrants cancelled or expired in the period.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Category B preference shares had no specific rights other than their liquidation preference.

Categories C, D and E preference shares each had one anti-dilution warrant attached which was triggered if a new capital increase was subscribed at a price lower than €1.20 per share for Category C, lower than €2.43 per share for Category D and lower than €4.048 per share for Category E. The maximum impact of the exercise of all such warrants, assuming a new capital increase subscribed at €0.02, was included in the amounts of authorized capital. The anti-dilution warrants attached to Category C preference shares expired in February 2010. All remaining anti-dilution warrants would have expired in July 2011, but were terminated by vote of the board in April 2011.

Shares issued and fully paid

	At December 31,
	2009		2010		2011
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Ordinary shares	—	€—	—	€—	34,667,339	€693
Preference shares
Category A preference shares	5,349,124	107	5,580,937	112	—	—
Category B preference shares	1,875,000	37	1,875,000	37	—	—
Category C preference shares	5,833,333	117	5,833,333	117	—	—
Category D preference shares	8,847,739	177	8,847,739	177	—	—
Category E preference shares	1,791,255	36	5,583,004	112	—	—

	23,696,451	€474	27,720,013	€555	34,667,339	€693
Converted to U.S. dollars at historical exchange rates		$606		$710		$912

After effect of conversion of all categories of preference shares to ordinary shares with prior years restated as if the conversion has taken place on January 1, 2009:

	At December 31,
	2009		2010		2011
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
All ordinary shares	23,696,451	$606	27,720,013	$710	34,667,339	$912

Other capital reserves

Other capital reserves include the cumulated share-based payment expense as of period end, the counterpart of which is in retained earnings as the expense is reflected in profit and loss.

Dividend rights

Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2009, 2010 or 2011. Dividend distributions by the Company, if any, will be made in euros.

Capital transactions

On October 14, 2009, the Company’s shareholders approved a capital increase of €4,847 through the issue of 242,342 Category E preference shares (each with one anti-dilution warrant attached), at an issue price of €4,048 per share for a total amount of €981,000. On the same date, the shareholders approved the issue of Category E convertible notes convertible into 992,836 Category E preference shares, with one anti-dilution warrant attached.

The Category E convertible notes were convertible immediately upon demand of the noteholder or, after the expiration of an 18-month period from the authorizing shareholder meeting, upon demand of the Company. Each Category E convertible note was convertible to one Category E preference share (each with one anti-dilution warrant attached). The purchase price was €4.048 per Category E convertible note. The fair value of each of the debt and conversion option portions of the Category E convertible notes has been determined as described in Note 14.1 to the Consolidated Financial Statements.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

On July 16, 2010, the Company’s shareholders approved a capital increase of €34,585 through the issue of 1,729,249 Category E preference shares, each with one anti-dilution warrant attached, at an issue price of €4.048 per share for a total subscription amount of €7,000,000.

On September 15, 2010, the Category E convertible notes convertible into 1,069,664 Category E preference shares with attached anti-dilution warrant which had been issued in 2008 were converted at the request of the Company (see Note 14.1 to the Consolidated Financial Statements). This resulted in an increase in capital of €21,393.

On December 30, 2010, the Company converted Category E convertible notes issued in 2009 into 992,836 Category E preference shares with attached anti-dilution warrant (see Note 14.1 to the Consolidated Financial Statements), resulting in an increase in capital of €19,857.

In preparation for the initial public offering, on April 12, 2011 all preference shares were converted into ordinary shares, with all preference share categories being cancelled, and a 1-for-2 reverse split of the Company’s share capital was made effective.

On April 20, 2011, the Company increased its capital in connection with the initial public offering by issuing 6,666,666 ordinary shares at $10 per share for a total offering amount of $66,666,660. $193,533 was recorded in share capital in the Consolidated Statement of Financial Position and $66,473,127 in share premium. IPO costs directly attributable to the equity transaction amounting to approximately $7.5 million were deducted from the share premium.

In the years ended December 31, 2009, 2010 and 2011, Category A preference shares and ordinary shares were issued upon exercise of options and warrants as described in Note 13 to the Consolidated Financial Statements.

13. Share-based payment plans

The expense recognized for employee and other services received during the year ended December 31, 2011 and arising from equity-settled share-based payment transactions was $4,174,000 (2009: $1,175,000; 2010: $1,131,000). Of this total, $86,000 in 2011 (2009: $45,000; 2010: $48,000), related to warrants plans for consultants considered equivalent to employees.

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during the years ended December 31, 2009, 2010 or 2011.

General employee stock option, founders warrant plans and restricted shares awards

All employees of the French parent company and its subsidiaries are entitled to a grant of founders warrants (residents of France, prior to the Company’s IPO), stock options or restricted shares awards. Founders warrants are a specific type of option available to qualifying young companies in France and have more favorable tax treatment for both the employee and the employer compared to stock options. Otherwise, founders warrants function in the same manner as stock options.

In general, vesting of the founders warrants and stock options occurs over four years, with 25% vesting after the first anniversary of grant and the remaining 75% vesting monthly over the remaining 36 months. From time to time, vesting may be linked to employee performance. Restricted shares awards vest two years after the grant date and may be sold after an additional two years.

All expenses related to these plans have been recorded in the Consolidated Statement of Operations in the same line items as the related employees’ cash-based compensation.

Warrant plans for certain consultants considered equivalent to employees

The Company awards warrants to a limited number of consultants who have long-term relationships with the Company and who are considered equivalent to employees. Vesting may be either on a monthly basis over a two-year, three-year or four-year period, or may be immediate, depending on the nature of the service contract. All expenses related to these plans have been recorded in the Consolidated Statements of Operations in the same line items as the related service provider’s cash-based compensation.

Founders warrants, stock options, warrants and restricted share awards give the right to acquire ordinary shares. Through April 2011 when the Company became publicly traded on the New York Stock Exchange, the exercise price of the founders warrants, stock options and warrants was denominated in euros and was equal to the estimated fair value of the shares on the date of grant, which was based on the valuation of the Company as negotiated with new investors at the last round of financing prior to the grant or, in January through March 2011, based on independent valuation analyses. Following completion of the initial public offering of the Company’s shares, the exercise price is based closing market price on the date of grant. There is no exercise price for restricted share awards; the beneficiary receives title to the underlying ordinary shares with no cash payment at the end of the vesting period. In general, the contractual life of the founders warrants, stock options and warrants is ten years. There are no cash settlement alternatives and the Company has not developed a practice of cash settlement.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Movements in the periods presented

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, founders warrants, stock options, warrants and restricted shares awards during the period:

	December 31,
	2009		2010		2011
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1,	2,831,100	$2.55	2,423,600	$3.42	2,329,850	$3.84
Granted during the year	428,500	$5.51	330,000	$5.59	2,079,450	$7.59
Forfeited during the year	(541,313)	$1.75	(191,937)	$4.74	(101,042)	$5.47
Exercised during the year(1)	(294,687)	$1.17	(231,813)	$1.22	(198,160)	$1.96
Expired during the year

Outstanding at period end	2,423,600	$3.42	2,329,850	$3.84	4,110,098	$5.79
Of which, warrants for consultants equivalent to employees	291,500	$3.24	326,500	$3.37	336,298	$3.71
Exercisable at period end	1,557,037	$2.80	1,755,952	$3.36	1,847,690	$3.86
Of which, warrants for consultants equivalent to employees	228,709	$3.15	307,562	$2.61	325,131	$3.52

(1)	The weighted average share estimated fair value at the dates of exercise of these options was $9.37 in 2011

The above table does not include 82,500 warrants issued in 2006 in connection with a lease financing arrangement (executed in 2006 which concluded in 2009) at an exercise price of $1.45 per share, which were exercised in 2011.

Prior to the initial public offering in April 2011, exercise prices were denominated in euros. Since the IPO, exercise prices are denominated in U.S. dollars. Euro-denominated exercise prices have been converted to U.S. dollars at the historical exchange rate for purposes of presentation in this table.

The weighted average remaining contractual life of founders warrants, stock options and warrants outstanding as at December 31, 2011 was 7.6 years (2010: 6.9 years; 2009: 7.0 years).

The range of exercise prices, with euro-denominated exercise prices converted to U.S. dollars at the year-end exchange rate, for founders warrants, stock options, warrants and restricted shares awards outstanding as at December 31, 2011 was $0—$8.61, at December 31, 2010 it was $1.43—$6.36 and at December 31, 2009 it was $0.98—$6.36.

The weighted average fair value of founders warrants, stock options, warrants and restricted shares awards granted during the year ended December 2011 was €4.80 (2010: €3.26; 2009: €2.94) The fair value is measured at the grant date. The following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2009, 2010 and 2011:

	December 31,
	2009	2010	2011
Dividend yield (%)	—	—	—
Expected volatility (%)	74 - 84	58	58 - 61
Risk–free interest rate (%)	2.39 - 3.32	3.29	3.24 - 3.68
Assumed annual lapse rate of options (%)	2	2	5
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price (€)	4.04	4.04	5.79
Model used	Binomial	Binomial	Binomial

Since the Company has a short history of being publicly traded, and prior to April 2011 was privately held, it is not practicable to determine the volatility of the underlying shares based on the Company’s own experience. Therefore, as allowed by Appendix B (paragraphs 26 to 29) of IFRS2 Share-based Payment, the historical volatility of similar entities (a selection of publicly-traded semiconductor companies) after a comparable period in such companies’ lives was used.

Founders warrants, stock options, and warrants can be exercised during a period after the vesting date until the plan terminates. In the pricing model, the assumption was made that plan participants will exercise before the end of the exercise period if the share price reaches a certain multiple of the exercise price.

If a sell-price multiple of 3 instead of 2 had been used and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for founders warrants, stock options, warrants and restricted shares awards granted through December 31, 2011 would have decreased by approximately -1.70% (2010: 0.26%; 2009: 0.12%).

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

14. Interest-bearing loans and borrowings

		At December 31,
	Note	2009	2010	2011
		(in thousands)
Current
Bank convertible notes	14.2	$3,601	$3,340	$—
Accrued interests	14.1, 14.2	153	188	—
Factoring	14.3	—	36	—

Total current portion		$3,754	$3,564	$—

Non-current
Category E convertible notes	14.1	$6,935	$—	$—
Bank convertible notes	14.2	—	—	—

Total non-current portion		$6,935	$—	$—

14.1. Interest-bearing debt—Category E convertible notes

On October 14, 2009, the shareholders approved the issue of notes convertible into 992,836 Category E preference share with an anti-dilution warrant attached, at a subscription price of €4.048 per Category E convertible note, for a total of €4,019,000 ($6,037,000). The Category E convertible notes bore interest at 2.0% per year, paid annually on the anniversary of the subscription date, or, in the event of early settlement or conversion, on a pro rata basis on the settlement or conversion date. The conversion features are described in Note 12 to the Consolidated Financial Statements. If not converted, the Category E convertible notes were to be reimbursed on the 10th anniversary of the subscription date.

The fair value of the Category E convertible notes – debt component was initially determined by discounting the cash flows, including allocated financing transaction costs of $132,000 for the 2009 issue, assuming a market rate of interest for a non-convertible debt with otherwise similar terms. The market rates used were 8.05%, resulting in a fair value of €2,302,992 ($3,459,094) for the 2009 issue.

The option component was recorded as a derivative at fair value in accordance with the provisions of AG 28 of IAS 39 Financial Instruments: Recognition and Measurement. In each instance, the Company’s issuances of convertible notes were made at fair value. Accordingly, at each issuance date, the fair value of the convertible note as a whole was equal to the sum of the fair value of the conversion option and the fair value of the host contract (without the conversion option).

The fair value of the Category E convertible notes – option component was recalculated at the end of each reporting period, resulting in a fair value of €3,225,751 ($4,283,797) at December 30, 2010 (before conversion in capital), and €3,418,979 ($4,925,381) at December 31, 2009. The change of this fair value was recorded in the Consolidated Statement of Operations.

Accrued interest related to the Category E convertible notes totalled $132,000 at December 31, 2010 (2009: $396,000).

On July 30, 2010, the Company converted the 884,387 and 185,277 Category E convertible notes issued respectively on January 31, 2008 and July 10, 2008 into 1,069,664 Category E preference shares with attached anti-dilution warrant. As of that conversion date, the aggregate carrying amounts of the debt and option components (respectively $3,358,110 and $2,305,026) were transferred to equity, without any impact on net income, in applying the provisions of IAS 32.AG.32. These amounts were recorded in share capital for $27,871 and in share premium for $5,635,265.

On December 30, 2010, the Company converted the 992,836 Category E convertible notes issued on October 14, 2009 into 992,836 Category E preference shares with attached anti-dilution warrant. As of that conversion date, the carrying amounts of the debt and option components (respectively $3,241,391 and $4,244,988) were transferred to equity without any impact on net income, in applying the provisions of AG 32 of IAS 32. These amounts were recorded in share capital for $26,344 and in share premium for $7,460,036.

As at December 31, 2010, the Company no longer had any Category E convertible notes.

14.2. Interest-bearing debt—bank convertible notes

In January 2008, the shareholders of the Company approved the issue of 100,000 notes to a French bank (“bank convertible notes”). The Company had the right but not the obligation to issue the bank convertible notes at a subscription price of €100 per note for a total

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

amount of up to €10.0 million ($14.7 million), with the requirement that the first tranche not be less than €2,500,000 ($3,479,000) and that such first tranche be issued by December 31, 2008. In October 2008, the Company issued the first tranche of €2,500,000 ($3,479,000) in bank convertible notes.

The bank convertible notes could be converted, at the election of the financial institution, into ordinary shares only in the event of an initial public offering of the Company’s shares, and at the IPO offering price. If there was no conversion, all outstanding bank convertible notes were (prior to amendment in 2010) to be repaid on June 30, 2010.

In June 2010, the Company and the bank agreed to amend the terms of the instrument whereby the repayment date, if the note was not converted, was extended to June 30, 2011, the interest rate was increased and the non-conversion penalty was modified. Such modification of the initial terms of the existing financial liability was not considered substantial under the provisions of AG 62 of IAS 39 and did not trigger the recognition of a new financial liability.

Following the Company’s initial public offering in April 2011, the notes became convertible at $10.00 per ordinary share. The conversion option, according to the terms of the instrument, had a term of six months after the IPO date. In October 2011, the conversion option expired unexercised and the Company repaid the €2,500,000 balance due.

The bank convertible notes bore interest at Euribor 3-month rate plus 225 basis points through June 30, 2010. After amendment in 2010, the interest rate increased to Euribor 3-month rate plus 525 basis points, Interest on the outstanding bank convertible notes was payable on the last day of each calendar year quarter. In the event of non-conversion, the Company was to pay a non-conversion penalty at the time the principal was reimbursed up to a maximum of 6% of the amount of bank convertible notes issued. After amendment in 2010, the non-conversion penalty was modified to become an early repayment penalty (not payable at maturity date in the absence of a conversion) and reduced to 5%.

The outstanding amount of bank convertible notes would have become payable immediately in the event that financial covenants were not met:

•

The Company was to maintain a net cash balance at the end of each quarter equal to at least 30% of any issued bank convertible notes and other financial debt. Net cash balance was defined as cash and cash equivalents less financial debt (excluding the bank and other convertible notes issued). This financial covenant was met at the end of each quarter during 2010 and 2009 and at the end of the first three quarters of 2011.

•	Operating result, excluding the impact of depreciation, amortization and LTE development costs, was required to be positive.

Until September 30, 2010, given that the conversion option was primarily under the control of the Company (as the option was exercisable only if the Company decided to launch an IPO), such option did not qualify as a financial liability under paragraph 25 of IAS 32. At December 31, 2010, the recognition of the option component was required under IFRS since the IPO process had been officially launched by the Company during the last quarter of 2010. Such component was treated as a derivative financial liability, which was measured at nil fair value at December 31, 2010, since the conversion option was deeply out-of-the money (the current value of the Company’s shares was much lower than the value of the debt component) and the time value of the option was considered to be close to nil (because of the short maturity and low volatility of the Company’s value).

The effective rate of interest applied in 2011 was 4.56% (2010: 4.49%. 2009: 3.84%). Accrued interest of $52,000 was recorded in “Interest on convertible loan” as of December 31, 2010 (2009: $28,000). No interest was accrued as of December 31, 2011 due to the repayment of the bank convertible notes in 2011.

As of December 31, 2011, the Company had no other drawn or undrawn committed borrowing or overdraft facilities in place.

14.3. Factoring agreement

In May 2010, the Company entered into a factoring agreement with a French finance company whereby a line of credit was made available equal to 90% of the face value of accounts receivable from qualifying customers. The Company transferred to the finance company all invoices issued to qualifying customers, and the customers were instructed to settle the invoices directly with the finance company. The Company paid a commission on the face value of the accounts receivable submitted and interest on any draw-down of the resulting line of credit. In the event that the customer did not pay the invoice within 60 days of the due date, the receivable was excluded from the line of credit, and recovery became the Company’s responsibility. At December 31, 2010, $36,000 had been drawn on the line of credit and recorded as a current borrowing, In July 2011, the Company terminated the factoring agreement.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

15. Government grant advances and interest-free loans

	December 31,
	2009	2010	2011
	(in thousands)
Current
Government grant advances	$793	$1,355	$717
Interest-free loans	951	534	—

Total current portion	$1,744	$1,889	$717

Non-current
Government grant advances	$500	$654	$385
Interest-free loans	601	624	—

Total non-current portion	$1,101	$1,278	$385

15.1. Government grant advances

In 2009, the Company was named as a participant in two projects with combined funding of €300,000 ($415,000), expected to be earned over three years.

In 2010, the Company was named as a participant in four collaborative projects funded by various entities in France and the European Union. The Company’s portion of this funding totals €1,554,000 ($2,077,000), which is expected to be released to the Consolidated Statement of Operations over the lives of the projects, generally expected to be between 18 months and three years.

In 2011, the Company was named as a participant in one collaborative project with funding of €355,000 ($481,000), which is expected to be released to the Consolidated Statement of Operations over the life of the project, expected to be approximately three years.

15.2. Interest-free loans

The Company has received interest-free loans from Oséo, the French Agency for Innovation. Oséo provides financial incentives to develop new technology in France. In 2006, an amount of €1,300,000 ($1,809,000) was awarded to finance the development of products using WiMAX 802.16e. In January 2010, project financing was awarded for a total of €1,350,000 ($1,973,000) for development of the LTE technology. The financing arrangements called for the loans to be repaid according to a set timeline, but the amount repaid could be reduced if revenue from the products developed did not reach certain minimum amounts.

The €1,300,000 financing for WiMAX 802.16e was received in 2006 and, as the criteria for commercial success of the products was met, repayment was scheduled in four installments in 2008 (€115,000), 2009 (€375,000), 2010 (€410,000) and 2011 (€400,000). The Company repaid €115,000 ($160,000) in 2008 and €125,000 ($178,000) in 2009. Because Oséo agreed to defer the remaining payment scheduled for 2009 until 2010, a total of €660,000 ($913,000) was repaid during the year ended December 31, 2010. In March 2011, the Company repaid €400,000 ($546,000).

Of the €1,350,000 financing for LTE, €540,000 ($789,000) was received in January 2010; the remainder was expected to be received in 2011. In June 2011, the Company decided to repay first installment received (repayment initially scheduled from June 2012 to March 2016), and terminate the financing agreement.

As of December 31, 2011, the Company had no interest-free loans.

16. Provisions

	Post- employment benefits	Others	Total	Current	Non-current
	(in thousands)
At January 1, 2009	106	738	844	103	741
Arising (released) during the year	23	179	202	—	—

At December 31, 2009	129	917	1,046	269	777
Arising (released) during the year	55	(485)	(430)	—	—

At December 31, 2010	184	432	616	432	184
Arising (released) during the year	75	(357)	(282)	—	—

At December 31, 2011	$259	$75	$334	$75	$259

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees. No employee has retired during the past three years.

The main assumptions used in the calculation are the following:

	2009	2010	2011
Discount rate	5.00%	4.68%	4.60%
Salary increase	between 2% and 4%	between 2% and 4%	between 2% and 4%
Retirement age	65 years	67 years	67 years
Turnover: depending on the seniority	between 3.5% and 14%, nil as from 50 year old	between 3.5% and 14%, nil as from 50 year old	between 3.5% and 14%, nil as from 50 year old

Other provisions relate primarily to estimated payments to holders of patents which may be deemed as essential under the requirements of the WiMax standard as defined by the IEEE. The provision is based on management’s judgment, taking into consideration the various articles, reports, industry discussions on the subject which were available, and is recorded in the cost of product revenue. Over the years ended December 31, 2010 and 2011, the Company has released all the provision for estimated payments to patent-holders due to the low probability of payments.

17. Trade payables and other current liabilities

	At December 31,
	2009	2010	2011
	(in thousands)
Trade payables	$3,384	$15,508	$8,580
Other current liabilities:
Employees and social debts	2,102	3,849	4,095
Others	1,278	1,421	1,751

Total other current liabilities	$3,380	$5,270	$5,846

Deferred revenue	$1,651	$893	$869

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 30-day terms.

•	Other payables, primarily accrued compensation and related social charges, are non-interest bearing.

Deferred revenue is related to maintenance revenue, recognized over the 12-month maintenance period.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

18. Information about financial instruments

18.1. Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2009	2010	2011	2009	2010	2011
	(in thousands)
Financial assets:
Trade and other receivables	$7,045	$14,368	$8,387	$7,045	$14,368	$8,387
Loans and other receivables
Deposits	398	1,485	531	398	1,485	531
Available for sale instruments
Long-term investments	463	432	677	463	432	677
Cash and cash equivalents	7,792	9,739	57,220	7,792	9,739	57,220

Total financial assets	$15,698	$26,024	$66,815	$15,698	$26,024	$66,815
Total current	$14,837	$24,107	$65,607	$14,837	$24,107	$65,607
Total non-current	$861	$1,917	$1,208	$861	$1,917	$1,208
Financial liabilities:
Interest-bearing loans and borrowings:
Bank convertible notes	3,629	3,392	—	3,629	3,392	—
Category E convertible notes—debt component	7,060	132	—	7,060	132	—
Factoring	—	36	—	—	36	—
Interest-free loans	1,552	1,158	—	1,463	1,149	—
Trade and other payables	3,384	15,508	8,580	3,384	15,508	8,580
Financial instruments at fair value through other comprehensive income:
Cash flow hedges	21	129	1,007	21	129	1,007
Financial instruments at fair value through profit and loss:
Category E convertible notes—option component	4,925	—	—	4,925	—	—

Total financial liabilities	$20,571	$20,355	$9,587	$20,482	$20,346	$9,587
Total current	$8,110	$19,731	$9,587	$8,055	$19,727	$9,587
Total non-current	$12,461	$624	$—	$12,426	$619	$—

The carrying values of current financial instruments (cash and cash equivalents, trade receivables and trade and other payables, and factoring) approximate their fair values, due to their short-term nature.

Available for sale long-term investments are primarily related to a bank guarantee issued by the Company in favor of the owners of leased office space to secure annual lease payments by the Company for its office space in Paris and a bank credit line used in connection with the purchase of hedging instruments. This guarantee, which is expected to be renewed annually until the end of the lease in May 2014, is secured by pledges of investments in money market funds. In addition, the Company has pledged money market funds to secure a bank credit line used in connection with the purchase of hedging instruments.

New interest-free loans received from Oséo in 2010 were recorded as financial instruments in compliance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

The bank convertible notes bear interest at a variable rate which was reset each quarter; therefore their carrying value was considered to approximate fair value.

The Category E convertible notes were hybrid financial instruments. The fair value of the option component had been revalued at each reporting period.

Fair Value Hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

As at December 31, 2011, the Company held the following financial instruments carried at fair value on the statement of financial position:

Assets measured at fair value

	At December 31,
	2011	Level 1	Level 2	Level 3
	(in thousands)
Available for sale instruments:
Long-term investments	$677	—	$677	—

Liabilities measured at fair value

	At December 31,
	2011	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Cash Flow hedges	$(1,007)	—	$(1,007)	—

As at December 31, 2010, the Company held the following financial instruments carried at fair value on the statement of financial position:

Assets measured at fair value

	At December 31,
	2010	Level 1	Level 2	Level 3
	(in thousands)
Available for sale instruments:
Long-term investments	$432	—	$432	—

Liabilities measured at fair value

	At December 31,
	2010	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Cash Flow hedges	$(129)	—	$(129)	—

As at December 31, 2009, the Company held the following financial instruments measured at fair value:

Assets measured at fair value

	At December 31,
	2009	Level 1	Level 2	Level 3
	(in thousands)
Available for sale instruments:
Long-term investments	$463	$—	$463	$—

Liabilities measured at fair value

	At December 31,
	2009	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Cash Flow hedges	$21	$—	$21	$—
Financial instruments at fair value through profit and loss:
Category E convertible notes—option component	4,925	$—	$—	4,925

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Reconciliation of fair value measurements of Level 3 financial instruments

A reconciliation of the beginning and closing balances disclosing movements separately is disclosed hereafter:

Category E option component
(in thousands)
January 1, 2009	$1,920
Issuances of Convertible Notes	2,445
Total gains and losses recognized in profit and loss	560
December 31, 2009	4,925
Total gains and losses recognized in profit and loss	1,663
Conversion of Convertible Notes	(6,588)
December 31, 2010	—
Total gains and losses recognized in profit and loss	—
December 31, 2011	—

18.2. Financial instruments at fair value

The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.

The following tables present fair values of derivative financial instruments at December 31, 2011, 2010 and 2009.

	$000.000.0	$000.000.0
	At December 31, 2011
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€7,500	$(379)
Options (buy euros, sell U.S. dollars)	6,500	(681)

Total	€14,000	$(1,060)

	$000.000.0	$000.000.0
	At December 31, 2010
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€2,000	$(2)
Options (buy euros, sell U.S. dollars)	1,600	(141)

Total	€3,600	$(143)

	At December 31, 2009
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€375	$(21)

Total	€375	$(21)

The fair value of foreign currency related derivatives are included in the Consolidated Statement of Financial Position in “Other current financial liabilities” for the periods presented. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.

During the year ended December 31, 2011, the Company recorded a loss of $706,000 (loss of $33,000 for the year ended December 31, 2010 and gain of $21,000 for the year ended December 31, 2009) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges.

During the year ended December 31, 2011, the Company recognized a net loss of $132,000 related to the ineffective portion of its hedging instrument and net losses of $54,000 and $42,000 for the years ended December 31, 2010 and 2009, respectively.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The derivatives have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies are as follows:

•	Cash, cash equivalents, accounts receivable, accounts payable, other receivable and accrued liabilities: due to the short-term nature of these balances, carrying amounts approximate fair value.

•

Long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $463,000, $432,000 and $677,000 at December 31, 2009, 2010 and 2011, respectively.

•

Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that the Company would pay or receive to settle the related agreements, by reference to published exchange rates.

•	Convertible notes: the fair value of the derivative instrument is estimated using the listed market value of comparable companies. See Note 14.2 to the Consolidated Financial Statements.

18.3. Financial risk management objectives and policies

The Company’s principal financial liabilities comprise trade payables. The Company has various financial assets such as trade receivables and cash and cash equivalents, which arise directly from its operations, as well as from capital increases.

The main risks arising from the Company’s financial instruments are foreign currency risk, credit risk, interest rate risk and cash flow liquidity risk. The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

Foreign currency risk

The Company faces the following foreign currency exposures:

•	Transaction risk arising from:

•	Operating activities, when revenues or expenses are denominated in different currencies from the functional currency of the entity carrying out these transactions.

•	Non derivative monetary financial instruments that are denominated and settled in a currency different from the functional currency of the entity which holds them.

Nearly 100% of total revenues and approximately 98% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. Approximately 48% of operating expense is denominated in euros. The Company seeks to mitigate the effect of its structural currency exposure by raising capital in euros sufficient to cover euro-based operating expenses. The Company has not used the possibility offered by paragraph 72 of IAS 39 Financial Instruments: Recognition and Measurement to designate non-derivative financial assets (cash and cash equivalents plus trade accounts receivables less trade accounts payable, denominated in euro) as a hedging instrument for a hedge of a foreign currency risk (US dollar versus euro fluctuations) corresponding to structural cost related future cash outflows.

If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, the Company estimates the impact, in absolute terms, on operating expenses for the year ended December 31, 2011 would have been $2.2 million.

Credit risk

The Company trades only with recognized, creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The Company has subscribed to a credit insurance policy which provides assistance in determining credit limits and collection, in addition to some coverage of uncollectible amounts. In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant.

For the year ended December 31, 2011, one Taiwan-based end customer represented 78% (66% in 2010) of total revenues and one China-based end customer represented 9% (8% in 2010) of total revenues. Accounts receivable from these two customers at December 31, 2011 were $5,227,000 and $170,000, respectively ($ 8,892,000 and 1,463,000 in 2010, respectively). In 2009, the same China-based end customer represented 30% of annual revenues and accounts receivable from this customer at December 31, 2009 totalled $1,275,000.

With respect to credit risk arising from the other financial assets, which comprise cash and cash equivalents, the Company’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. Nearly all cash and cash equivalents are held in France at two large, international banks.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Vendor concentration risk

Access to foundry capacity is critical to the Company’s operations as a fabless semiconductor company. The Company depends on a sole independent foundry in Taiwan to manufacture its semiconductor wafers.

Liquidity risk

The Company monitors its risk of a shortage of funds using a cash flow planning tool. This tool considers the maturity of both its financial investments and financial assets (e.g. accounts receivables, other financial assets) and projected cash flows from operations.

The Company has cash, short-term deposits, investments and financing facilities in amounts in excess of the its loans and financing obligations.

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
	(in thousands)
At December 31, 2009
Interest-bearing loans and borrowings	$3,754	—	—	—	—	—	$3,754
Interest-free loans	951	601	—	—	—	—	1,552
Trade payables	3,384	—	—	—	—	—	3,384
Other financial liabilities	3,380	—	—	—	—	—	3,380

	$11,469	601	—	—	—	—	$12,070

At December 30, 2010
Interest-bearing loans and borrowings	$3,564	—	—	—	—	—	$3,564
Interest-free loans	534	36	108	180	253	144	1,255
Trade payables	15,508	—	—	—	—	—	15,508
Other financial liabilities	5,270	—	—	—	—	—	5,270

	$24,876	36	108	180	253	144	$25,598
At December 30, 2011
Interest-bearing loans and borrowings	$—	—	—	—	—	—	$—
Interest-free loans	—	—	—	—	—	—	—
Trade payables	8,580	—	—	—	—	—	8,580
Other financial liabilities	5,846	—	—	—	—	—	5,846

	$14,426						$14,426

Capital management

The primary objective of the Company’s capital management is to continue to execute according to its business plans and budgets in order to achieve profitability and positive cash flow, and to maximize shareholder value.

19. Commitments and contingencies

Contingencies

From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business.

On September 9, 2011 a class action lawsuit was filed in the Unites Stated States District Court Southern District of New York against the Company, certain of its officers and directors, and UBS Limited and Jefferies & Company Inc, the lead underwriters in our initial public offering. This action, Donald Dean Johnson v. Sequans Communications S.A., et al, alleges violations of the U.S. federal securities laws in connection with our initial public offering. A substantially similar complaint was filed on October 25, 2011, also in the Unites Stated States District Court Southern District of New York. On December 13, 2011 the Court consolidated the two actions, and appointed lead plaintiffs and co-lead plaintiffs’ counsel. On January 31, 2012, lead plaintiffs filed a Consolidated Amended Complaint For Violations of Federal Securities Laws, which seeks unspecified damages. The Company intends to vigorously defend itself against the consolidated action.

On October 13, 2010, Altair Semiconductor Ltd., or Altair, filed a claim against Sequans Communications S.A., Sequans Communications Israel (2009) Ltd., and two Company employees in the Tel Aviv-Jaffa Regional Labor Court. The claim asserts that the Company caused two former Altair employees named in the claim to breach their contracts with Altair by offering employment to such individuals for the purpose of obtaining trade secrets of Altair. The Company believes the claim and allegations are without merit and intends to defend against them vigorously.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Bank guarantee

A bank guarantee was issued in favor of the owners of leased office space in France, in order to secure six months of lease payments, for an amount of $243,000 as of December 31, 2011. This guarantee was secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee. The total value of investments secured to cover this bank guarantee was $274,000, $288,000 and $281,000 at December 31, 2009, 2010 and 2011, respectively.

Operating leases

The Company has long-term operating leases for office rental. Future minimum undiscounted lease payments under operating leases are as follows:

	December 31,
	2009	2010	2011
	(in thousands)
Within one year	$1,756	$1,860	$1,434
After one year but not more than five years	5,721	3,684	1,901

Total minimum lease payments	$7,477	$5,544	$3,335

Total operating lease expense for the year ended December 31, 2011 was $1,754,000 (2010: $1,344,000; 2009: $1,323,000).

Purchase commitments

At December 31, 2011, the Company had purchase commitments with its third-party manufacturer and suppliers for future deliveries of equipment and components, principally during the first half of 2012. These non-cancelable purchase commitments totaled $3.8 million.

20. Related party disclosures

There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions. There is one investor who owns in excess of 10% of the share capital of the Company: ADD One LP.

On January 11, 2006, the Company and Zvi Slonimsky, one of the its Directors, entered into an agreement whereby Mr. Slonimsky provided to the Company consultancy services in the area of business strategy in the broadband wireless access industry. This agreement expired on January 11, 2010 and a new agreement with the same terms and with retroactive effect to January 2010 was executed in May 2010. In consideration for the consultancy services provided pursuant to this agreement, Mr. Slonimsky was entitled to a fixed monthly fee of $3,000, which was increased to $3,333 in the year ended December 31, 2010, plus reimbursement of direct costs incurred in connection with such consultancy services. For the year ended December 31, 2010, consultancy services and related expenses incurred by the Company amounted to $41,000 (2009: $37,000). The consulting contract was terminated on January 11, 2011.

In addition to the above, Mr. Slonimsky was granted by the Company, on January 11, 2006, 225,000 warrants, to be subscribed by Mr Slonimsky at the price of €0.02 per warrant. Each warrant gives the holder the right to purchase one ordinary share of the Company at the price of $3.16 per share. Warrants may be exercised for a period of 10 years from the subscription date; all unexercised warrants become null and void at the end of the 10-year period. The right to exercise the subscribed warrants is earned at the rate of 1/48th per month for the period between the 1st and the 48th month following the date the services contract signed with the Company has entered in force. In the year ended December 31, 2011, Mr. Slonimsky exercised warrants to acquire 8,202 ordinary shares.

On August 23, 2010, the Company entered into a loan agreement with Eddy Tang, vice president, manufacturing operations, for an amount of €43,000 ($59,000), the purpose of which was to allow him to finance the exercise price stock options previously granted to Mr. Tang which were expiring in September 2010. The loan agreement provided for the repayment of the principal in 24 monthly payments, beginning on October 8, 2011, at an interest of 3.79% paid annually. Mr. Tang repaid the loan in full in March 2011.

No other transactions have been entered into with these or any other related parties in 2009, 2010 and 2011, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Compensation of key management personnel

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$2,197	$2,288	$2,778
Share-based payment expense for the year	391	376	2,473

Total compensation expense for key management personnel	$2,588	$2,644	$5,251

Key management personnel comprises the chief executive officer and all vice presidents reporting directly to him.

The employment agreement with the chief executive officer calls for the payment of a termination indemnity of an amount equal to one year of his gross annual base remuneration in the event of his dismissal by the Board of Directors of the Company.

In the year ended December 31, 2011, the Company expensed a total of $135,000 board fees to non-executive members. No board fees were paid in the years ended December 31, 2010 and 2009.

One non-executive board member was paid fees under the consulting agreement described above in 2010 and 2009.

Directors’ interests in an employee share incentive plan

In addition to the warrants granted to Mr. Slonimsky as described above, the Company granted warrants to certain members of the Board of Directors during the year ended December 31, 2011:

- On January 11, 2011, the Company granted to Messrs Patterson, Sharma and Slonimsky 25,000 warrants each with an exercise price of €6.28 ($8.15) per ordinary share.

- On March 8, 2011, the Company granted to Messrs de Pesquidoux and Pitteloud 25,000 warrants each, and to Dr. Georges Karam (CEO) 500,000 founders warrants with an exercise price of €6.26 ($8.61) per ordinary share.

The board members were required to subscribe to the warrants at a price of €0.02 per warrant, as required by French law. There is no subscription required for founders warrants.

Share-based payment expense incurred in connection with these transactions amounted to $308,000 in the year ended December 31, 2011 (2010: $15,000; 2009: $47,000).

21. Events after the reporting date

In its meeting of February 7, 2012, the Board of Directors granted a total of 40,000 stock options and 8,000 restricted shares at an exercise price of $3.32.