Form 20-F
period 2012-12-31
SEQUANS COMMUNICATIONS
filed 2013-03-29
CIK 1383395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Ordinary shares, nominal value €0.02 per share: 34,683,839 as of December 31, 2012

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

    Yes   ☐     No   ☐

SEQUANS COMMUNICATIONS S.A.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, those concerning the following:

•	forecasts and trends in the markets in which we compete and in which our products are sold, including statements regarding the WiMAX and LTE markets;

•	our intent to expand our product platform to address the single-mode LTE market;

•	our expectations regarding our expenses, sales and operations;

•	our expectations regarding our operating results;

•	our expectations regarding our customer concentration;

•	trends and challenges in the markets in which we operate, including average selling price reductions, cyclicality in the wireless communications industry and transitions to new process technologies;

•	our ability to anticipate the future market demands and future needs of our customers;

•	our ability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect;

•	our plans for future products and enhancements of existing products;

•	anticipated features and benefits of our current and future products;

•	our growth strategy elements and our growth rate;

•	our ability to protect and defend our intellectual property against potential third party intellectual property infringement claims;

•	general economic conditions in our domestic and international markets; and

•	our future cash needs and our estimates regarding our capital requirements and our need for additional financing.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” as well as similar expressions. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and are subject to risks, uncertainties and other important factors. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. We cannot assure you that our plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this annual report, including, but not limited to, those factors described in “Item 3.D—Risk Factors”, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects”. Given these risks, uncertainties and other important factors, you should not place undue reliance on these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this annual report. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. Except as required by law, we assume no obligation to update any forward-looking statements publicly, whether as a result of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods. The consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012, the consolidated statements of financial position data at December 31, 2010, 2011 and 2012, and the consolidated statements of cash flow data for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited Consolidated Financial Statements included elsewhere in this annual report. The consolidated statements of operations data for the years ended December 31, 2008 and 2009, consolidated statements of financial position data at December 31, 2008 and 2009, and the consolidated statements of cash flow data for the years ended December 31, 2008 and 2009, have been derived from our audited Consolidated Financial Statements not included in this annual report.

Our financial statements included in this annual report were prepared in U.S. dollars in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

	Years ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product revenue	$15,777	$15,564	$64,933	$91,742	$19,600
Other revenue	6,967	3,992	3,611	1,972	2,654

Total revenue	22,744	19,556	68,544	93,714	22,254

Cost of revenue(1):
Cost of product revenue	7,370	7,863	33,272	46,167	11,781
Cost of other revenue	320	330	340	247	176

Total cost of revenue	7,690	8,193	33,612	46,414	11,957
Gross profit	15,054	11,363	34,932	47,300	10,297
% of revenue	66%	58%	51%	50%	46%
Operating expenses(1):
Research and development	12,030	13,857	17,917	24,935	28,408
Sales and marketing	8,277	9,242	13,541	12,963	6,562
General and administrative	3,546	3,410	3,953	8,327	8,096

Total operating expenses	23,853	26,509	35,411	46,225	43,066

Operating income (loss)	(8,799)	(15,146)	(479)	1,075	(32,769)
Financial income (expense)	593	(1,665)	(2,063)	(1,133)	(21)

Profit (Loss) before income taxes	(8,206)	(16,811)	(2,542)	(58)	(32,790)
Income tax expense (benefit)	70	61	150	371	234

Profit (Loss)	$(8,276)	$(16,872)	$(2,692)	$(429)	$(33,024)

Basic earnings (loss) per share(2)	$(0.36)	$(0.73)	$(0.11)	$(0.01)	$(0.95)

Diluted earnings (loss) per share(2)	$(0.36)	$(0.73)	$(0.11)	$(0.01)	$(0.95)

Number of shares used for computing(2):
Basic	22,906	23,257	24,980	32,611	34,680

Diluted	22,906	23,257	24,980	32,611	34,680

	At December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$15,849	$7,792	$9,739	$57,220	$28,751
Total current assets	27,643	21,919	39,365	86,255	49,539
Total assets	34,591	28,813	49,717	101,030	68,402
Current loans and borrowings	255	3,754	3,564	—	—
Total current liabilities	8,520	14,182	27,556	16,087	11,954
Total equity	14,810	893	20,699	84,244	55,471

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Consolidated Statements of Cash Flow Data:
Net cash flow from (used in) operating activities	$(7,960)	$(11,852)	$1,481	$2,763	$(22,848)
Net cash flow used in investments activities	(4,141)	(3,555)	(7,377)	(10,333)	(5,752)
Net cash flow from (used in) financing activities	17,424	7,338	7,844	55,057	122
Net foreign exchange difference	(20)	12	(1)	(6)	9
Cash and cash equivalents at January 1	10,546	15,849	7,792	9,739	57,220
Cash and cash equivalents at December 31	15,849	7,792	9,739	57,220	28,751

(1)	Includes share-based compensation as follows:

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Cost of revenue	$31	$24	$23	$208	$156
Operating expenses	902	1,151	1,108	3,966	3,033

Share-based compensation	$933	$1,175	$1,131	$4,174	$3,189

(2)	All per share data reflect a 1-for-2 reverse split of our share capital that was effective on April 12, 2011.

Exchange Rate Information

In this annual report, for convenience only, we have translated the euro amounts reflected in our financial statements as of and for the year ended December 31, 2012 into U.S. dollars at the rate of €1.00 = $1.3186, the noon buying rate for euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2012. You should not assume that, on that or on any other date, one could have converted these amounts of euros into U.S. dollars at that or any other exchange rate.

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

	Year Ended December 31,
	2008	2009	2010	2011	2012
High	1.6010	1.5100	1.4536	1.4875	1.3463
Low	1.2446	1.2547	1.1959	1.2926	1.2062
Period End	1.3919	1.4432	1.3269	1.2973	1.3186
Average Rate	1.4726	1.3935	1.3261	1.3931	1.2859

The following table sets forth, for each of the last six months, the low and high exchange rates for Euros expressed in U.S. Dollars and the exchange rate at the end of the month based on the noon buying rate as described above. The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

	Last Six Months
	September	October	November	December	January	February
High	1.3142	1.3133	1.3010	1.3260	1.3584	1.3692
Low	1.2566	1.2876	1.2715	1.2930	1.3047	1.3054
End of Month	1.2856	1.2958	1.3010	1.3186	1.3584	1.3079

On March 22, 2013, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, was €1.00 = $1.2996.

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

Risks Related to Our Business and Industry

We have a history of losses and experienced a significant decline in revenue in 2012, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.

We were established in 2003 and began operations in 2004, and have incurred losses on an annual basis since inception. We experienced net losses of $2.7 million, $0.4 million and $33.0 million in 2010, 2011 and 2012, respectively. At December 31, 2012, our accumulated deficit was $87.7 million. We expect to incur significant expense related to the development of our LTE products and expansion of our business, including research and development and sales and administrative expenses. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these increased expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. We experienced a significant decline in revenue in 2012 to $22.3 million from $93.7 million in 2011 due to lower sales of WiMAX products, following changes in the WiMAX market in the United States beginning in the second half of 2011. Our revenue growth trends in periods prior to 2012 may not be repeated. Accordingly, we may not be able to achieve or maintain profitability, and we may continue to incur significant losses in the future.

We currently derive the majority of our revenue from sales of our semiconductor solutions for the WiMAX segment of the 4G market. If the WiMAX market continues to significantly decline prior to us generating significant revenue from LTE products, our results of operations will be further harmed.

We currently derive the majority of our revenue from the sale of our semiconductor solutions for the WiMAX market and expect we could do so through the first half of 2013. In the second half of 2011, the WiMAX market experienced a decline due to the global economic factors and a shift in strategy by large WiMAX carriers, including Sprint, the largest driver of demand for WiMAX semiconductor solutions, to LTE, which significantly harmed our results of operations for the fourth quarter of 2011 and the year ended December 31, 2012. We believe this reduction in the size of the WiMAX market to be permanent, although we expect the market will continue to exist on a reduced basis for a number of years as it will take time for all WiMAX operators to make the transition to LTE. If the WiMAX market continues to significantly decline prior to us generating significant revenue from LTE products, our results of operations will be further harmed. We have invested substantial time and resources in developing products that support LTE, and do not currently expect to generate significant revenue from LTE products before the second half of 2013 at the earliest. If we fail to accurately predict market requirements or market demand for LTE, or if our solutions are not successfully developed or adopted by our customers, we will be unable to generate significant revenue from the LTE market and our business will suffer. If LTE networks are deployed to a lesser extent or more slowly than we currently anticipate, especially in light of the decline of the WiMAX market, or if other competing 4G protocols achieve greater market acceptance or operators do not migrate to LTE, we may not realize any benefits from this investment. As a result, our business, operating results and financial condition will be significantly harmed.

If we are unsuccessful in developing and selling new products on a timely and cost-effective basis or in penetrating new markets, in particular the LTE market, our business and operating results would suffer.

The markets in which we and our customers compete or plan to compete are characterized by rapidly changing technologies and industry standards and technological obsolescence. Our ability to compete successfully depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in any of our target markets could harm our competitive position within these markets. In addition, such shifts can cause a significant decrease in our revenues and adversely affect our operating results, as we saw in 2012 with technology shifting from WiMAX to LTE. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenue and a loss of design wins. The development of new technologies and products generally requires substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new technologies and products, including our LTE products, and it is possible that our development efforts will not be successful and that our new technologies and products will not be accepted by customers or result in meaningful revenue. If the semiconductor solutions we develop fail to meet market or customer requirements or do not achieve market acceptance, our operating results and competitive position would suffer.

Our success and the success of our new products will depend on accurate forecasts of future technological developments, customer and consumer requirements and long-term market demand, as well as on a variety of specific implementation factors, including:

•	accurate prediction of the size and growth of the LTE markets;

•	accurate prediction of changes in device manufacturer requirements, technology, industry standards or consumer expectations, demands and preferences;

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

We depend on the commercial deployment of 4G wireless communications equipment, products and services to grow our business, and our business may be harmed if wireless carriers delay or are unsuccessful in the commercial deployment of 4G technology or if they deploy technologies that are not supported by our solutions.

We depend upon the commercial deployment of 4G wireless communications equipment, products and services based on our technology. While many wireless carriers have commercially deployed 3G networks, we cannot predict the timing or success of commercial deployments of 4G networks whether by existing 2G/3G network operators or by new wireless carriers. Deployment of new networks by wireless carriers requires significant capital expenditures, well in advance of any revenue from such networks. In the past, wireless carriers have cancelled or delayed planned deployments of new networks. If existing deployments are not commercially successful or do not continue to grow their subscriber base, or if new commercial deployments of 4G networks are delayed or unsuccessful, our business and financial results would be harmed.

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

A significant amount of our total revenue is attributable to a small number of customers, and we anticipate that this will continue to be the case for the foreseeable future. These customers may decide not to purchase our semiconductor solutions at all, to purchase fewer semiconductor solutions than they did in the past or to alter the terms on which they purchase our products. In addition, to the extent that any customer represents a disproportionately high percentage of our accounts receivable, our exposure to that customer is further increased should they be unable or choose not to pay such accounts receivable on a timely basis or at all.

Our top ten customers accounted for 91%, 95% and 80% of our total revenue in 2010, 2011 and 2012, respectively. HTC accounted for 66%, 78% and 32% of our total revenue in 2010, 2011 and 2012, respectively. HTC also accounted for 10% of our accounts receivable at December 31, 2012. Huawei accounted for less than 10% of our total revenue in 2010 and 2011 and 16% of our revenue in 2012. Huawei also accounted for 15% of our accounts receivable at December 31, 2012. We expect that some of these customers, who currently purchase primarily WiMAX solutions, could continue to represent a significant percentage of our revenue in 2013 because we expect that the number of WiMAX customers is likely to be limited as the WiMAX industry consolidates and customers prepare for the adoption and commercialization of LTE technology. We also expect to have a limited number of LTE customers and could experience similar customer concentration in that market as it evolves. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. For example, in the fourth quarter of 2011 and for the year ended December 31, 2012, our revenue decreased significantly compared to the prior periods as a result of the decline in sales to HTC. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.

We have significant ongoing capital requirements that could have a material effect on our business and financial condition if we are unable to generate sufficient cash from operations.

Our business requires significant capital investment to carry out extensive research and development in order to remain competitive. If the net proceeds from our February 2013 public offering, our cash on hand and cash generated from operations are not sufficient to fund our operations and capital requirements, we may be required to limit our growth, utilize our existing capital, or enter into financing arrangements at unfavorable terms, any of which could harm our business and financial condition.

Our LTE semiconductor solutions do not incorporate support for 2G or 3G protocols, and we currently focus on selling these solutions into the market for LTE-only devices. If the market for LTE-only devices materializes more slowly or at a lower volume level than we anticipate, our results of operations may be harmed.

Our semiconductor solutions currently support only 4G protocols. As a result, our LTE strategy focuses primarily on selling into the LTE-only device market. The growth rate and size of the market for LTE-only devices is dependent on a number of factors, including the degree of geographic and population coverage by LTE networks. If this coverage does not materialize as quickly as we expect, if fewer LTE carriers than we expect offer comprehensive LTE coverage in their geographic operating areas, or if these LTE carriers require support for 2G or 3G protocols in a larger proportion of their overall device portfolio than we expect, then demand for LTE-only semiconductor solutions like ours would be lower and our results of operations would be harmed.

We depend on one independent foundry to manufacture our products and do not have a long-term agreement with such foundry, and loss of this foundry or our failure to obtain sufficient foundry capacity would significantly delay our ability to ship our products, cause us to lose revenue and market share and damage our customer relationships.

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

The fabrication of semiconductor solutions such as ours is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. TSMC, or foundries that we may use in the future, could, from time to time, experience manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundry vendor could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from our foundry vendor, or defects, integration issues or other performance problems in our semiconductor solutions could cause us significant customer relations and business reputation problems, harm our financial results and result in financial or other damages to our customers. In addition, because we have a sole source of wafer supply, these risks are magnified because we do not have an alternative source to purchase from should these risks materialize. If TSMC fails to provide satisfactory product to us, we would be required to identify and qualify other sources, which could take a significant amount of time and would result in lost sales. In addition, we indemnify our customers for losses resulting from defects in our products, which costs could be substantial. A product liability or other indemnification claim brought against us, even if unsuccessful, would likely be time-consuming and costly to defend.

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

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our revenue and market share may decline. In the LTE market, we face or expect to face competition from established semiconductor companies such as Broadcom Corporation, Intel Corporation, Qualcomm Incorporated, Samsung Electronics Co. Ltd., Spreadtrum and ST-Ericsson N.V., as well as smaller entrants in the market such as GCT Semiconductor, Altair or Innofidei. In the WiMAX market, we compete with suppliers such as Broadcom Corporation, GCT Semiconductor, Inc. and MediaTek Inc.

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

Furthermore, to remain competitive and manage further expansion and growth, we must carry out extensive research and development, which requires significant capital investment. During periods of economic or market slow-down we must also effectively manage our expenses to preserve our ability to carry out such research and development. While we decreased our operating expenses in 2012 compared to our increased operating expenses in 2011, we expect that our operating expenses in the first half of 2013 will remain fairly flat. If we are successful in introducing new LTE products, we expect we will need to increase our investment in research and development, as well as sales and marketing, general and administrative and other functions to support the growth of our business. We are likely to incur the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results.

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

Average selling prices of our semiconductor solutions have historically decreased over time, and we expect such declines to continue to occur. Our gross profits and financial results will suffer if we are unable to offset reductions in our average selling prices by reducing our costs, developing new or enhanced semiconductor solutions on a timely basis with higher selling prices or gross profits, or increasing our sales volumes. Even if we are successful in reducing our costs or improving sales volumes, such improvements may not be sufficient to offset declines in average selling prices in the future. Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs and our costs may even increase, either of which would reduce our margins. We have reduced the prices of our semiconductor solutions in line with and at times in advance of competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to do so again in the future.

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

We may not be able to adequately protect or enforce our intellectual property against improper use by our competitors or others and our efforts to do so may be costly to us, which may harm our business, financial condition and results of operations.

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

We or our customers may be required to obtain licenses for certain so-called “essential patents” in order to comply with applicable standards, which could require us to pay additional royalties on certain of our products. If we are unable to obtain such licenses, our business, results of operations, financial condition and prospects would be harmed.

We or our customers may be required to obtain licenses for third-party intellectual property. In particular, we may be required to obtain licenses to certain third-party patents, so-called “essential patents”, that claim features or functions that are incorporated into applicable industry standards and that we are required to provide in order to comply with the standard. If we need to license any third-party intellectual property, essential patents or other technology, we could be required to pay royalties on certain of our products. In addition, while the industry standards bodies and the antitrust laws in certain countries may require participating companies to license their essential patents on fair, reasonable, and nondiscriminatory terms, there can be no assurances that we will be able to obtain such licenses on commercially reasonable terms or at all. Although we have implemented a dedicated standard essential patents licensing-in reference policy, our inability to obtain required third-party intellectual property licenses on commercially reasonable terms or at all could harm our business, results of operations, financial condition or prospects. If our customers are required to obtain such licenses, there can be no assurances that their businesses will not be adversely affected. In addition, if our competitors have significant numbers of essential patents and/or patent license rights, they could be at an advantage in negotiating with our customers or potential customers, which could influence our ability to win new business or could result in downward pressure on our average selling prices.

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

We have in the past received and, particularly as a public company operating in a highly competitive marketplace, we expect that in the future we will receive communications and offers from various industry participants and others alleging that we infringe or have misappropriated their patents, trade secrets or other intellectual property rights and/or inviting us to license their technology and intellectual property. Any lawsuits resulting from such allegations of infringement or invitations to license, including suits challenging the WiMAX or the LTE standards, could subject us to significant liability for damages and/or challenge our activities. Any potential intellectual property litigation also could force us to do one or more of the following:

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

We design our semiconductor solutions to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc. (IEEE), the 3rd Generation Partnership Project (3GPP) and Open Mobile Alliance (OMA). We also depend on industry groups such as the WiMAX Forum™, an industry-led, non-profit corporation formed to help promote and certify the compatibility and interoperability of broadband wireless products, to certify and maintain certification of our semiconductor solutions as well as the Global Certification Forum (GCF) and the PTS Type Certification Review Board (PTCRB). If our customers adopt new or competing industry standards that are not compatible with our semiconductor solutions, if industry groups fail to adopt standards compatible with our semiconductor solutions or if our customers are requiring chip certifications that we did not design our products for, our existing semiconductor solutions would become less desirable to our customers and our sales would suffer. The emergence of markets for our products is affected by a variety of factors beyond our control. In particular, our semiconductor solutions are designed to conform to current specific industry standards. Competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new semiconductor solutions. Governments and foreign regulators may adopt standards that are incompatible with our semiconductor solutions, favor alternative technologies or adopt stringent regulations that would impair or make commercially unviable the deployment of our semiconductor solutions. In addition, existing standards may be challenged as infringing upon the intellectual property rights of other companies or may become obsolete.

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

Adverse outcomes in tax disputes could subject us to tax assessments and potential penalties.

From time to time, we are subject to tax audits that could result in tax assessments and potential penalties, particularly with respect to claimed research tax credits due to the judgment involved in determining which projects meet the tax code’s criteria for innovation and fundamental research. For example, in December 2012, we were notified of proposed tax adjustments, penalties and interest related to a French tax audit totaling €827 thousand ($1.1 million). We disagree with essentially all of the proposed adjustments and intend to vigorously defend our reporting position. Based on our assessment of the potential exposure in this dispute, we have recorded a provision for potential tax adjustments or penalties while we contest the proposed tax adjustments. However, our actual costs for this dispute or other disputes in the future may be materially different from the provisions recorded if we are not successful in our appeal of any assessment, which could have a material adverse effect on our business.

New regulations related to “conflict minerals” may force us to incur additional expenses, may result in damage to our business reputation and may adversely impact our ability to conduct our business.

In August 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted new requirements for companies that use certain minerals and derivative metals (referred to as “conflict minerals,” regardless of their actual country of origin) in their products. Some of these metals are commonly used in electronic equipment and devices, including our products. Depending on various circumstances, these new requirements will require companies to investigate, disclose and report whether or not such metals originated from the Democratic Republic of Congo or adjoining countries. We have an extremely complex supply chain, with numerous suppliers (many of whom are not obligated by the new law to investigate their own supply chains) for the components and parts used in each of our products. As a result, we may incur significant costs to comply with the diligence and disclosure requirements, including costs related to determining the source of any of the relevant metals used in our products. In addition, because our supply chain is so complex, we may not be able to sufficiently verify the origin of all the relevant metals used in our products through the due diligence procedures that we implement, which may harm our business reputation. We may also face difficulties in satisfying customers if they require that we prove or certify that our products are “conflict free.” Key components and parts that can be shown to be “conflict free” may not be available to us in sufficient quantity, or at all, or may only be available at significantly higher cost to us. If we are not able to meet customer requirements, customers may choose to disqualify us as a supplier. Any of these outcomes could adversely impact our business, financial condition or results of operations.

Fluctuations in foreign exchange rates may harm our financial results.

Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling, the Chinese yuan and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, we estimate the impact, in absolute terms, on operating expenses for the year ended December 31, 2012 would have been $2.2 million.

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

Factors that may cause our operating results to fluctuate include:

•	reductions in orders or cancellations by our customers;

•	changes in the size, growth or growth prospects of the LTE and WiMAX markets;

•	changes in the competitive dynamics of our market, including new entrants or pricing pressures, and our ability to compete in the LTE market;

•	timing and success of commercial deployments of and upgrades to 4G wireless networks;

•	timely availability, at a reasonable cost, of adequate manufacturing capacity with the sole foundry that manufactures our products;

•	our ability to successfully define, design and release new products in a timely manner that meet our customers’ needs;

•	timing and growth rate of revenues from the LTE market;

•	changes in manufacturing costs, including wafer, test and assembly costs, mask costs and manufacturing yields;

•	the timing of product announcements by competitors or us; and

•	costs associated with litigation, especially related to intellectual property.

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

The trading market for the ADSs is influenced by research reports that industry or securities analysts publish about us or our industry. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

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

Although our consolidated financial statements are denominated in U.S. dollars, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our unconsolidated annual financial statements under the French commercial code in accordance with generally accepted accounting principles in France, which we refer to as French GAAP. See “Item 10.B—Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France. In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

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

U.S. holders of the ADSs may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of the ADSs has fluctuated substantially and is likely to fluctuate in the future, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. While we do not believe we were a PFIC for 2012, there is no assurance that we will not be a PFIC in 2013 or later years. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, having interest charges apply to distributions by us and the proceeds of ADS sales and additional reporting requirements. We do not expect to provide to U.S. holders the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Item 10.E—Taxation—Material United States Federal Income Tax Consequences.”

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

We are a French company with limited liability. Our corporate affairs are governed by our by-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a stockholder. See “Item 6.C—Board Practices” and “Item 10.B—Memorandum and Articles of Association.”

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

•	our shares are in registered form only and we must be notified of any transfer of our shares in order for such transfer to be validly registered;

•	our by-laws provide for directors to be elected for three year terms, and we intend to elect approximately one third of the directors every year;

•	our shareholders may grant our board of directors broad authorizations to increase our share capital;

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

The exercise or conversion of outstanding stock options, founders warrants and warrants into ordinary shares will dilute the percentage ownership of our other shareholders and the sale of such shares may adversely affect the market price of the ADSs.

As of December 31, 2012, there are outstanding stock options, founders warrants and warrants to purchase an aggregate of approximately 4.7 million of our ordinary shares and more options and warrants will likely be granted in the future to our officers, directors, employees and consultants. We may issue additional warrants in connection with acquisitions, borrowing arrangement or other strategic or financial transactions. The exercise of outstanding stock options will dilute the percentage ownership of our other shareholders. The exercise of these options and warrants and the subsequent sale of the underlying ordinary shares could cause a decline in the market price of the ADSs.

If we raise additional capital in the future, your ownership in us could be diluted.

Any issuance of equity we may undertake in the future to raise additional capital could cause the price of the ADSs to decline, or require us to issue shares or ADSs at a price that is lower than that paid by holders of our shares or ADSs in the past, which would result in those newly issued shares or ADSs being dilutive. If we obtain funds through a credit facility or through the issuance of debt or preferred securities, these securities would likely have rights senior to your rights as an ADS holder, which could impair the value of the ADSs.

Item 4. Information on the Company

A.	History and Development of the Company

Our History

Sequans Communications S.A. was incorporated as a société anonyme under the laws of the French Republic on October 7, 2003, for a period of 99 years. We are registered at the Nanterre Commerce and Companies Register under the number 450 249 677. Our principal executive offices are located at 19 Le Parvis, 92073 Paris-La Défense, France, and our telephone number is +33 1 70 72 16 00. Our agent for service of process in the U.S. is GKL Corporate/Search, Inc., 915 L Street, Suite 1250, Sacramento, California 95814.

Our website is www.sequans.com. The information on, or that can be accessed through, our website is not part of this annual report.

As of the date of this annual report, there has been no indication of any public takeover offers by third parties in respect of our ADSs or ordinary shares or by the Company in respect of other companies’ shares.

Principal Capital Expenditures

Our capital expenditures for the years ended December 31, 2010, 2011 and 2012 amounted to $6.4 million, $11.0 million and $5.6 million, respectively. These investments in property and equipment and intangible assets primarily consisted of purchases related to LTE product development and, through 2011, ongoing WiMAX product development. We anticipate our capital expenditures in the year ended December 31, 2013 to be for ongoing LTE product development. We anticipate our capital expenditure in 2013 to be financed from the remaining proceeds of our initial public offering and from our more recent public offering in February 2013. Should we decide to broaden our product range by acquiring or developing complementary technologies, we would need additional capital expenditures in order to support development of multi-mode products.

B. Business Overview

Overview

We are a leading fabless designer, developer and supplier of 4G LTE and WiMAX semiconductor solutions for wireless mobile broadband applications, with a specific focus on the single-mode device market. Our solutions incorporate baseband processor and radio frequency, or RF, transceiver integrated circuits, or ICs, along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a competitive price. In the LTE market, we believe the single-mode, or LTE-only, device market is a potentially large and underserved segment of the overall LTE device market, and that these devices are characterized by attractive attributes not typically found in the traditional multi-mode device market. Specifically, we believe there are significant advantages in size, power consumption, product cost, development costs and certification costs for our customers producing LTE-only devices compared to their more expensive, larger, more power hungry and more complex multi-mode counterparts. As a result, we believe that the LTE-only market will continue to increase, especially as operators fully deploy their LTE networks and as the volume of data traffic continues to grow. We believe our LTE-solutions are among the most highly optimized, efficient and mature solutions in the industry, and that they are differentiated from both the multi-mode solutions providers and from rivals providing single-mode 4G solutions.

We have successfully brought to market five generations of 4G wireless chipsets, including two generations of LTE chipsets, and in February 2013 we announced our third generation LTE chipset. The cost, size and power efficiency of our LTE chip designs, coupled with our deep understanding of system-level architecture, our advanced wireless signal processing intellectual property and our RF expertise, enable us to provide high-performance, low-power and cost-efficient 4G semiconductor solutions, allowing us to target a wide range of wireless broadband devices. Our solutions serve as the core wireless broadband communications platform in these devices, including smartphones; USB dongles; portable routers; embedded wireless modems for laptops, netbooks, tablets, and other consumer multimedia and industrial devices; and CPE, such as residential gateways.

From 2005 through 2012, we shipped approximately 16.1 million semiconductor solutions, which have been deployed by leading wireless carriers around the world. Our WiMAX solutions are incorporated into the highly successful HTC EVO 4G, the first mass-market 4G smartphone, which was launched by Sprint in the United States in June 2010, as well as numerous subsequent HTC EVO smartphones and tablets, launched by Sprint, Virgin Mobile and Boost Mobile in the United States, KDDI in Japan, Korea Telecom in South Korea, and Vee TIME, Global Mobile, Vmax Telecom and Tatung InfoComm in Taiwan.

Our LTE solutions are currently in commercial deployments in Australia and Brazil, have successfully completed the Verizon Wireless chipset certification process in the United States, have received China’s Ministry of Industry and Information Technology approval to participate in China Mobile’s large-scale LTE trials, and are presently under evaluation or in trials with other leading wireless carriers in India, Japan, Europe, the United States and elsewhere. More than a dozen OEM or ODM customers have chosen to design products using our LTE solutions. Our LTE product line comprises two families: our StreamrichLTE™ family addresses the high-performance, feature-rich device segment, while the StreamliteLTE™ family is designed specifically to address the unique price/performance requirements of the “Internet of Things” market, including connected consumer electronics and machine-to-machine devices.

According to ABI Research, the number of 4G (LTE and WiMAX) devices shipped annually will increase from 119.4 million in 2012 to 892.5 million in 2017, representing a CAGR of approximately 50%. Our semiconductor solutions support the two commonly accepted wireless broadband 4G protocols, LTE and WiMAX. Our products have been deployed by many wireless carriers worldwide, including 7 of the 10 largest WiMAX carriers globally by number of subscribers according to BWA Research UK. Given that LTE and WiMAX share a common technology platform, we have also leveraged our leadership in WiMAX to successfully develop LTE semiconductor solutions that are being deployed globally, as described above. Our solutions are incorporated into devices sold by many leading OEMs and ODMs, including HTC, Huawei, Modacom, NationZ and Gemtek.

Our total revenue increased from $68.5 million to $93.7 million from 2010 to 2011 and then decreased to $22.3 million in 2012; and our annual net loss decreased from $2.7 million to $0.4 million from 2010 to 2011 and then increased to $33.0 million in 2012.

As explained more fully in “Item 5. Operating and Financial Review and Prospects,” the decrease in revenue in 2012 was primarily due to lower sales of WiMAX products, in particular to our largest customer HTC, following changes in the WiMAX market in the United States beginning in the second half of 2011. HTC integrated our WiMAX products into a line of smartphones sold primarily in the United States.

Industry Background

Evolution of Wireless Networks

The use of wireless communications devices has increased dramatically in the past decade, and mobile phones and wireless data services have become an integral part of day-to-day communication. According to ABI Research, global wireless data traffic will reach 26.1 billion gigabytes in 2016, more than a five-fold increase from 5.6 billion gigabytes estimated for 2011.

This increase in wireless data traffic is driven by two primary trends. First, the pervasiveness of the Internet with its vast array of rich media content and applications along with users’ desire to be connected anywhere and anytime using a variety of different wireless devices is driving a fundamental change in wireless data usage models and increasing demand for high speed wireless data connectivity. Second, rapid advances in performance and functionality have resulted in mobile phones evolving from solely voice-centric communications devices into data-intensive devices, such as smartphones, that support high-definition video, bandwidth-intensive Internet applications and streaming multimedia content, all of which require additional wireless network throughput. As a result, current wireless carrier networks, originally designed primarily for voice traffic, are straining to reliably handle the dramatic increase in wireless broadband data demand.

Wireless technologies have evolved through successive generations of protocols driven by the need for more efficient networks with greater bandwidth and capacity to handle a rising number of subscribers and increasing usage of data services. Launched in 1991, 2G wireless networks, based on the Global System for Mobile Communications, or GSM, standard, were the first mobile telephone networks to use digital technology to digitize and compress voice traffic for more efficient use of spectrum bandwidth. These networks were designed primarily to support voice traffic, although they were capable of supporting data rates up to 9.6 kilobits per second, or Kbps, using a circuit-switched data connection. By 2003, multiple enhancements to these networks improved theoretical peak downlink data rates to as high as 473.6 Kbps. An alternative to GSM-based 2G networks was the IS-95 standard based on Code Division Multiple Access, or CDMA, technology, which was adopted by several carriers in the U.S. and Asia in the 1990s. By the late 1990s, these networks could support data rates of up to 64 Kbps.

In the late 1990s, 3rd Generation Partnership Project, or 3GPP, began defining 3G networks based on the Universal Mobile Telecommunications System, or UMTS, standard, which was intended to minimize capital expenditure for wireless carriers evolving from GSM-based systems as they added data capability. The first UMTS networks were established in the early 2000s and supported peak downlink data rates of 384 Kbps. After many enhancements to the technology, peak downlink data rates of 28 Mbps and higher were achieved. In parallel to these 3GPP efforts, 3rd Generation Partnership Project 2, or 3GPP2, defined a path from 2G to 3G technology for CDMA-based carriers. An outcome of the 3GPP2 effort was the creation of specifications for CDMA2000, which supported 1xEV-DO (EVolution Data Only) implementations capable of up to 3.1 Mbps downlink speeds.

Despite the advances in data rates provided by these improvements on both the 3GPP and 3GPP2 paths, these networks remain constrained by legacy technologies that were designed primarily for voice traffic, which are characterized by limited throughput and inefficient utilization of spectrum. Unable to effectively address the fast growing demand for wireless broadband data services in a cost effective manner using legacy 2G and 3G networks, many wireless carriers are moving – or planning to move—to what are commonly referred to as ‘4G’ networks using LTE, which provides peak downlink speeds of 150 Mbps, and to a more limited extent WiMAX, which provides peak downlink capacity of 46 Mbps, to enable higher data throughput. In addition, the next version of LTE, called LTE-Advanced, which provides additional improvements in features and performance, is expected to be deployed by some operators starting in 2013.

The figure below provides a simplified perspective on the evolution of wireless technologies:

Wireless carriers are seeking to quickly deploy and transition existing wireless data services to more efficient 4G networks, which require less capital expenditure for a given amount of data throughput. At the same time, potential average revenue per user, or ARPU, can be increased by providing value-added mobile broadband services and solutions that are better enabled by the speed and performance of 4G networks. As such, ABI Research projects that operators will experience a 37% increase in data revenue from 2011 to 2016. According to the February 2013 Cisco® Visual Networking Index, by 2017 two-thirds of the world’s mobile data traffic will be video, which is particularly problematic for legacy networks to support economically. These factors are key drivers of the move by mobile network operators to LTE technology.

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

The commonly accepted 4G protocols, LTE and WiMAX, are IP-based, share the same OFDMA and MIMO technologies and have very similar radio designs, coding schemes and signal processing algorithms. WiMAX was defined as a standard and deployed ahead of LTE as carriers sought to monetize available frequency spectrum using a Time Division Duplexing, or TDD, RF technology. TDD transmits and receives signals on the same frequency using a time-sharing scheme, whereas Frequency Division Duplexing, or FDD, uses different frequencies to transmit and receive signals simultaneously. While WiMAX is deployed almost exclusively in one of a limited number of TDD frequency bands, LTE is compatible with both TDD and FDD spectrum and can be deployed in many different frequency bands.

Wireless carriers that have deployed WiMAX include new market entrants seeking competitive differentiation from incumbents in addition to carriers in emerging markets who utilized WiMAX networks as an economical alternative to wired broadband networks. The availability of WiMAX technology prior to the development of LTE led to adoption and deployment of WiMAX networks first. Carriers who choose to deploy LTE networks will typically be incumbents who are seeking to improve data transmission capabilities or lower data transmission costs by supplementing their existing 2G or 3G networks with 4G networks, and in certain cases transitioning from WiMAX networks to LTE networks.

In developed countries, WiMAX services address the increasing demand for mobile broadband access to the Internet and other data services that create significant challenges for existing 3G networks. Carriers who deploy WiMAX networks often expect to gain an immediate advantage over competitors using 2G and 3G networks by delivering high data throughput at competitive prices using their existing or newly allocated frequency spectrum. In developing countries or regions where wireline infrastructure is limited and often insufficient to support broadband access, the market opportunity for WiMAX lies in providing broadband connectivity to the home or enterprise. According to the WiMAX Forum™, an industry-led, non-profit corporation formed to help promote and certify the compatibility and interoperability of broadband wireless products, as of May 2011 there had been 583 WiMAX networks deployed in over 150 countries around the world since 2006. ABI Research estimates over 24 million WiMAX subscribers worldwide as of December 2012. However, WiMAX growth is expected to be adversely impacted by the success of LTE.

LTE is widely expected to become the dominant technology for 4G wireless broadband access, particularly among large mobile operators who have historically deployed 3GPP or 3GPP2 technology. The Global Mobile Suppliers Association counted 145 commercial networks in 66 countries at the end of 2012, and was forecasting this to grow to 234 networks in 83 countries by the end of 2013, making it the fastest developing mobile communications system technology ever. Leading this trend, Verizon Wireless in the U.S. had 21.6 million LTE subscribers at the end of 2012, Japan’s NTT DoCoMo had crossed 10 million users by February 2013, Korea’s SK Telecom and KT counted 7.5 million and 4 million subscribers, respectively, at the end of 2012. According to ABI Research, LTE subscribers will grow from 58 million at the end of 2012 to 782 million by 2017, and shipments of LTE devices are expected to grow from 110 million in 2012 to 884 million in 2017, representing a CAGR of over 51%.

The rapid pace of deployment of LTE networks worldwide implies that in some regions, operators are preparing to achieve LTE coverage at parity or better compared to their 2G or 3G coverage footprint. Verizon Wireless for instance has said that it will have completed its LTE network build out by mid-2013, achieving population coverage parity with their 3G network. Meanwhile, South Korean and Japanese LTE operators achieved 100% population coverage in 2012. In this environment, many devices will not require 2G or 3G support. Initially, this is especially true outside the handset market, in devices such as tablets, laptops, mobile hotspots, USB modems, consumer electronics devices, and M2M applications. In these data devices the usage models are data-centric rather than voice-centric, and there are significant advantages in size, power consumption, product cost, development costs and certification costs for LTE-only implementations compared to their more expensive, larger, more power hungry and more complex multi-mode equivalents. In some regions, LTE-only handsets will emerge as well, particularly for domestic use. These LTE-only device-level advantages, coupled with the network-level economic benefits to carriers, imply that a significant market exists for LTE-only devices. Various industry analysts expect approximately 3 billion total LTE devices to be shipped worldwide between 2013 and 2017. Strategy Analytics forecasts that the LTE-only portion of the total LTE device market is expected to increase from approximately 8% of LTE units shipped in 2013 to well above 20% in 2017.

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

•

Technology Challenges. In order to increase throughput with minimal cost, wireless carriers require more efficient use of spectrum through the implementation of complex signal processing algorithms, such as OFDMA and MIMO, that require a significant amount of system-level and software expertise in addition to IC design knowledge. In addition, OEM and ODM customers’ desire for continuous improvements in power efficiency, reduced form factor and lower cost require rapid design cycles employing increasingly advanced silicon processes, improved RF transceiver performance and integration of additional features. Furthermore, until LTE networks are fully deployed by the carrier, the need to provide an optimal user experience in areas of poor network coverage or areas where coverage changes from 2G or 3G to 4G requires multi-mode system designs that are capable of seamlessly transitioning between the technologies.

Our Competitive Strengths

We believe the following competitive strengths enable us to address the challenges faced by 4G wireless semiconductor providers:

•

A strong track record of execution in 4G. We were an early provider of WiMAX products and have been shipping our wireless broadband semiconductor solutions since 2005. We believe we have a strong position in the WiMAX market and are well positioned for the LTE market, with over a dozen customers working on one or multiple products. Since we commenced operations in 2004, we have accomplished the following milestones:

•	released six generations of 4G semiconductor solutions that have been deployed in a variety of devices including smartphones, USB dongles, embedded wireless modems and CPE systems;

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

•	designed our WiMAX solution into multiple devices, including the highly successful HTC EVO 4G, the first mass-market 4G smartphone, followed by eight more HTC devices;

•

introduced our first LTE product in May 2010, a full 20MHz bandwidth TDD LTE solution, which was used by China Mobile in the first TDD LTE network demonstration and was launched in several commercial networks, including in Australia and Brazil;

•

at the end of 2011, introduced our StreamrichLTE™ family of second-generation LTE chipset solutions, designed in advanced low-power 40nm CMOS technology, supporting both FDD and TDD networks, 3GPP Release 9 features, and providing one of the industry’s first solutions to support Category 4 throughput of up to 150Mbps in the downlink;

•

in the fourth quarter of 2012, successfully completed a comprehensive qualification process of our second-generation LTE chipsets conducted by China Mobile and China’s Ministry of Industry and Information Technology (MIIT) and announced that our chips were selected to power a significant portion of the LTE devices to be used in the next phase of China Mobile’s large-scale LTE trial;

•	certified our second generation LTE chipset solution on Verizon Wireless’ network in the fourth quarter of 2012;

•

introduced our StreamliteLTE™ family of products in the fourth quarter of 2012, optimized for the price/performance requirements of the “Internet of Things” market, including connected consumer electronics and machine-to-machine devices;

•	successfully demonstrated performance gains enabled by our proprietary LTE interference cancellation technology, Sequans AIR™, in a trial with Japanese LTE operator Softbank in December 2012; and

•

introduced our third-generation LTE chipset solution in the first quarter of 2013, supporting LTE Advanced and 3GPP Release 10 features, including support for carrier aggregation up to a total of 40MHz bandwidth, an industry-first capability.

•

Understanding of wireless system-level architecture and expertise in signal processing. We have an end-to-end understanding of wireless system-level architectures and networks based on our team’s experience in a broad range of wireless technologies including 2G, 3G, Wi-Fi, WiMAX and LTE. This enables us to serve as a trusted advisor to wireless carriers, OEMs and infrastructure vendors to optimize the performance of their 4G devices and networks. For example, our solutions offer improved standby-mode battery life in 4G devices as a result of our in-depth understanding of the interactions between the device and the network and implementation of advanced power-saving techniques in our solutions. We also utilize our system-level knowledge to optimize handover performance between 3G and 4G networks in the same smartphone allowing for seamless transitions between networks and providing an enhanced user experience for mobile users. In addition, we provide our customers with Wi-Fi-WiMAX coexistence systems designs that ensure that Wi-Fi transmissions in adjacent frequencies are properly filtered to maintain WiMAX performance.

•	High performance solutions for 4G applications. Our solutions offer high performance for use in a wide array of 4G-enabled devices. The key performance characteristics of our solutions include:

•	high throughput with peak downlink data transfer rates of 150 Mbps in our LTE solutions;

•	high power efficiency in both active and idle modes using our patented idle mode optimization algorithms that improve standby time and help maximize device battery life;

•	patented dual-transmit technology that improves coverage and provides higher data throughput from the device to the network compared to traditional single transmitter approaches;

•	support for an advanced technology called hybrid automatic repeat request, or hybrid ARQ, which significantly enhances RF link robustness and throughput improving mobility and range;

•

inclusion of LTE broadcast support in our LTE solutions using a feature called evolved multimedia broadcast multicast service, or eMBMS, which enables carriers to deliver new multimedia services in an economical and spectrally efficient manner;

•

optimized support for IP communications services in our LTE solutions, including voice over LTE, or VoLTE, and Rich Communications Suite, or RCS, both of which provide carriers with opportunities to deliver new services in an economical and spectrally efficient manner; and

•	support for LTE-Advanced features, including carrier aggregation, a capability of creating a single virtual wide channel from two different narrower channels, resulting in higher throughput.

•

Fully integrated 4G solutions. We provide the industry’s most highly integrated 4G system-on-chip, or SoC, and system-in-package, or SiP, semiconductor solutions integrating the baseband, the RF and other functionality into a single die or package. In addition, we have successfully migrated from 130nm to 65nm CMOS technology to further reduce device form factor while offering improved device performance and added cost savings; migration to 40nm CMOS technology has taken place with our second-generation LTE SoC which became available in 2012. Furthermore, our comprehensive software solutions help our customers get to market quickly with a field proven solution. Our integrated solutions offer key advantages for both ourselves and our end customers:

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

Our Strategy

Our goal is to be a leading provider of next-generation wireless semiconductors by providing best-in-class solutions that enable mass-market adoption of 4G technologies worldwide. Key elements of our strategy include:

•

Identifying, segmenting and optimally serving LTE-only market segments. As the LTE market grows and matures, and as operators aggressively build out their LTE networks and refarm their 2G and 3G spectrum to support demand for data capacity on LTE, we expect to see significant growth in the demand for single-mode LTE, or LTE-only, devices, initially primarily outside the handset market. LTE-only devices are typically smaller, thinner, more power-efficient, can take less time to develop and certify, and cost less to produce and sell than their multi-mode counterparts. Data-centric devices including tablets, laptop and ultrabook PCs, portable routers, USB dongles, consumer electronics devices such as digital cameras and portable gaming devices, machine-to-machine devices and fixed broadband access gateways or CPE are expected to embrace the advantages of LTE-only implementations. We anticipate this trend to manifest itself first with wireless carriers having the most aggressive LTE network coverage plans in the U.S., Korea, Japan and elsewhere. Some of these device markets, including the connected consumer electronics and machine-to-machine devices, are especially cost-sensitive, and as a result, in 2012 we launched our StreamliteLTE™ family of products to provide the appropriate features and price/performance points to competitively serve these needs. Meanwhile, our full-featured, high-performance StreamrichLTE™ family of products serves the computing, tablet, mobile hotspot and CPE device segments.

•

Leveraging our multiple generations of 4G chip design experience to become a leader in advanced LTE technology and cost efficiency. We have nearly ten years and six generations of 4G chip design experience, resulting in highly optimized and cost-efficient chip implementations and deep technical expertise, allowing us to be among the first in the industry to deliver new capabilities to market, as well as to enable extremely cost-competitive solutions. For example, we developed a full 20MHz bandwidth TDD LTE solution which was used in the first TDD LTE network demonstration by China Mobile in 2010. In 2011 we announced our second-generation LTE solutions, the SQN3110, SQN3120 and SQN3140, which we believe provide differentiated performance, power efficiency and system cost advantages to manufacturers serving all potential LTE markets, including TDD LTE solutions for large wireless carriers such as China Mobile, Softbank, Reliance Jio Infocomm Ltd. and Clearwire; and FDD LTE products to enable 3G wireless carriers such as Verizon Wireless, Sprint and others to migrate to LTE. With this second-generation chipset, we were among the first LTE chip vendors to demonstrate the full 150Mbps downlink throughput capability defined in the 3GPP specification for LTE Category 4 devices. In December 2012 we disclosed the performance gains achieved in a trial with Softbank using our proprietary interference cancellation technology, Sequans AIR™. In February 2013, we announced our third generation LTE chip, with support for LTE Advanced features, including carrier aggregation support for up to 40MHz aggregated bandwidth, the only such capability in the industry. In addition, our SQN5120 dual-4G baseband along with our 4sight 4G network migration initiative provides an LTE chipset with built-in WiMAX support and other solutions to enable WiMAX operators to deploy devices for an efficient transition to LTE. Finally, the cost and power efficiency achieved from our multiple generations of 4G modem design has enabled us to deliver our StreamliteLTE family of products at attractive price points, enabling LTE connectivity to be embedded in a wide range of cost-sensitive consumer and machine-to-machine applications, potentially growing the addressable market for LTE.

•

Maximizing return-on-investment in WiMAX. We developed a leadership position in WiMAX, particularly in the smartphone market, by investing early in the silicon integration and system design techniques required to be competitive in this market. With WiMAX deployments now slowing and new device development projects declining, we can minimize further investment in new WiMAX chips while remaining in a competitive position to address those opportunities that remain, maintaining or even growing market share. We intend to maintain our market position in WiMAX by focusing on continued penetration into 4G WiMAX devices that are deployed by large wireless carriers and the expansion of our sales in CPE broadband wireless applications for emerging markets. In addition, as the first in the industry to provide a dual-4G WiMAX+LTE chip, we are uniquely positioned to generate new business by providing a solution that helps WiMAX carriers transition smoothly and economically to LTE. Our technology and market share leadership position enables us to pursue additional business without significant further investment in new product development.

Our Solutions

We have developed a portfolio of 4G semiconductor solutions to address a variety of applications and market segments. We offer baseband solutions used to encode and decode data based on 4G protocols that serve as the core wireless processing platform for a 4G device; RF transceivers used to transmit and receive wireless transmissions; and highly integrated SoC solutions that combine these and other functions into a single die or package. Some of our SoC solutions integrate the baseband and RF transceiver functions, in some cases with an applications processor and memory. This advanced integration reduces the size, cost, design complexity and power consumption of the 4G solution.

All of our baseband and SoC products are provided with comprehensive software, including relevant source code and tools, to enable manufacturers to easily integrate our solutions into their devices in a wide variety of environments, including Apple MAC OSX, Microsoft Windows and embedded operating systems such as Android. In addition, we provide our customers with design support, in the form of reference designs that specify recommended methods for interconnecting our chips to surrounding devices, such as host processors, memory and RF front-end components as well as tools to integrate with products from major automatic test equipment vendors. Further, we provide our customers with a warranty, for a period of one to two years, that our solutions are free from defects in materials and workmanship and will operate in material conformance with the provided specifications, entitling the customer to have the defective product repaired or replaced at our expense.

Many of today’s LTE-enabled devices, including smartphones, tablets, laptops and mobile hotspots, tend to require the highest performance and richest set of features in their LTE solution, driven by consumer demand for these attributes and by a highly competitive device market. For these performance segments, we typically propose our StreamrichLTE family of products, as these solutions deliver the required higher performance and comprehensive feature set. However, in the nascent market for connected devices in segments like consumer electronics and machine-to-machine modules, attributes like size, power consumption and cost are often much more important than raw performance. For these products, we typically propose our StreamliteLTE family of products, which provide performance levels suitable for these kinds of devices in a smaller, more power-efficient and more cost-effective implementation.

Our primary products during the last three financial years are summarized in the table below.

Product Name and Family	Description	Target Applications						Availability	Key Features
		Handsets	Tablets/ Embedded Laptops	USB Dongles	Embedded CE, M2M	CPE	Basestations

SQN1210	WiMAX BB + RF	•	•	•	•			Now	65nm technology, integrated multi-band RF transceiver, embedded SDRAM
SQN1220	WiMAX BB + RF			•		•		Now	As in SQN1210, plus integrated processor with VoIP support
SQN1130	WiMAX BB		•	•		•		EOL
SQN2130	WiMAX BB						•	EOL	Supports >100 users for micro- and macro basestations
SQN3110	LTE Release 9 BB	•	•	•	•			Now	40nm technology, 150Mbps Category 4 peak throughput, USB and SDIO interfaces, embedded SDRAM.
SQN3120	LTE Release 9 BB			•	•	•		Now	As in SQN3110 plus integrated processor and gigabit Ethernet MAC + interface.
SQN5120	LTE Release 9 + WiMAX BB			•		•		Now	As in SQN3120, plus integrated WiMAX baseband, seamless WiMAX-LTE handover support
SQN3140	LTE RF	•	•	•	•	•		Now	Supports 2.3—2.7 GHz and 3.3—3.8 GHz TDD LTE bands, up to 20 MHz bandwidth
SQN3101	LTE Release 9 BB				•			Now	40nm technology, 50Mbs peak throughput, SDIO and USB interfaces, integrated processor + SDRAM, optimized price/performance and features for CE and M2M markets

Abbreviations used in this table: BB = baseband processor, CPE = customer premise equipment, EOL = product declared end-of-life (as of December 31, 2012), FDD = frequency division duplexing, nm = nanometer, RF = radio frequency transceiver, SDRAM = Synchronous Dynamic Random Access Memory, SoC = system-on-chip, TDD = time division duplexing, VoIP = Voice over Internet Protocol.

In February 2013, we announced our first LTE-Advanced chip in our StreamrichLTE family of products, the SQN3220, which is expected to sample during the second quarter of 2013. The SQN3220 will support 3GPP Release 10 specifications and the key feature is extremely flexible carrier aggregation, allowing combination of any two carriers of any size up to 20 MHz each, contiguous or non-contiguous, inter-band or intra-band, for an overall total of 40 MHz of bandwidth. The SQN3220 also will support other Release 10 enhancements such as new MIMO schemes, enhanced inter-cell interference coordination (eICIC) schemes for heterogeneous networks (HetNet), and improvements to eMBMS (evolved multimedia broadcast multicast service) or LTE Broadcast. The SQN 3220 supports both FDD and TDD duplexing methods and integrates a customer-programmable processor. The SQN3220 baseband chip is built in 40 nm CMOS.

Competition

The wireless semiconductor business is very competitive. We believe that our competitive strengths will enable us to compete favorably in the LTE and WiMAX markets. The following are the primary elements on which companies in our industry compete:

•	functionality, form factor and cost;

•	product performance, as measured by network throughput, signal reach, latency and power consumption;

•	track record of providing high-volume deployments in the industry; and

•	systems knowledge.

In the LTE market, we expect to face competition from established semiconductor companies such as Broadcom Corporation, Intel Corporation, Marvell Technology Group Ltd., NVIDIA Corporation, Qualcomm Incorporated, Renesas Mobile Corporation, Samsung Electronics Co. Ltd., Spreadtrum, and ST-Ericsson N.V., as well as smaller entrants in the market such as Altair Semiconductor, GCT Semiconductor, or Innofidei. In the WiMAX market, we compete with suppliers such as Broadcom Corporation, GCT Semiconductor, Inc. and MediaTek Inc.

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

Business Development, Sales and Marketing

Our business development efforts are focused on developing relationships with wireless carriers to identify the potential product opportunities at each carrier. Our sales efforts are then focused on determining which OEMs and ODMs are most likely to win in the various carrier product opportunities, and securing design wins for mobile broadband devices to be manufactured by the OEMs and ODMs. We work closely with key players across the 4G wireless broadband industry to understand their requirements and enable them to certify and deploy 4G solutions in high volume.

Our business development team is organized regionally and by wireless carrier. In addition to identifying new business opportunities based on the wireless carriers product launch plan, the business development team also works to understand the wireless carriers’ future technological requirements, so that we can incorporate appropriate features in our product roadmap. As of December 31, 2012, we had a business development team of both dedicated employees and outside contractors.

Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of December 31, 2012, we had a direct sales force serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, Korea and Japan, India, Europe, the Middle East and North and South America. In China, Japan, India and Korea we supplement our direct sales team with local distributors and sales representatives who handle certain customer communications, logistics and customer support functions. We do not have any agreements in place with such distributors.

Our sales force works closely with a team of technical support personnel which, since April 2012, is part of the engineering department. This team assists customers in solving technical challenges during the design, manufacturing implementation and certification phases of a customer’s product life cycle. The information obtained from customer support is then communicated back to the direct product development teams to be considered in future software releases or hardware development. This high-touch approach allows us to facilitate the successful certification and acceptance by the wireless carriers of our customers’ products, which speeds time-to-market for our customers and reinforces our role as a trusted advisor to our customers.

Our sales cycles typically take 12 months or more to complete and our solutions are generally incorporated into our customers’ products at the design stage. Prior to an end customer’s selection and purchase of our solutions, our sales force and technical support engineers provide our end customers with technical assistance in the use of our solutions in their products. Once our solution is designed into a customer’s product offering, it becomes more difficult for a competitor to sell its semiconductor solutions to that end customer for that particular product offering given the significant cost, time, effort and risk involved in changing suppliers. In addition, once we win a particular design with an end customer, we believe our ability to penetrate other product families at that end customer increases significantly.

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

Our marketing team is also responsible for product management, strategic planning, product roadmap creation, OEM, ODM and wireless carrier business development and corporate communications. All of these functions are aimed at strengthening the competitiveness of our solutions in response to evolving industry needs and competitive activities, and at articulating the value proposition of our technology throughout the 4G broadband wireless industry. Our business development, sales and marketing organizations work closely together to ensure that evolving industry requirements are reflected in our product plans, and that customers have early access to our roadmaps and can communicate the value of our technology to the wireless carriers. This end-to-end value chain management approach is designed to grow and preserve our market share in the segments we serve.

As of December 31, 2012 we had 15 employees and 2 outside contractors in our business development, sales and marketing team.

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

Our top ten customers accounted for 91%, 95% and 80% of our total revenue in 2010, 2011 and 2012, respectively. HTC accounted for 66%, 78% and 32% of our total revenue in 2010, 2011 and 2012, respectively. Huawei, through sales via dedicated distributors, accounted for less than 10% of our total revenue in 2010 and 2011 and 16% of our revenue in 2012. The following is a list of our top ten customers, in alphabetical order, based on total revenue during 2012:

• Airspan Network • Alvarion Ltd. • Ampak Technology Inc. • Arrow Asia Pac Ltd.* • Green Packet Berhad	• HTC • Sozvezdie • KZ Broadband Technologies • Nationz Technologies • Smith & Associates Far East Ltd.*

*Distributors used exclusively for sales to Huawei

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

Intellectual Property

We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At December 31, 2012, we had nine issued and allowed United States patents, seven European patents, and 27 pending United States and European patents. The first of our issued and allowed patents is not expected to expire until 2025.

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

In the past, we have entered into licensing arrangements with respect to so called “essential patents” that claim features or functions that are incorporated into applicable industry standards and that we are required to provide in order to comply with the standard. We may be required to enter into such licensing arrangements in the future in order to comply with applicable industry standards.

Facilities

Our principal executive offices are located in Paris, France, consisting of approximately 22,390 square feet under a lease that expires in May 2014. This facility accommodates our principal research and development, product marketing, and finance and administrative activities.

We have a 4,236 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2015. We have a 1,973 square-foot facility in Petach Tikva, Israel, which houses a small research and development team, and sales and technical support personnel, under a lease that expires in January 2015. We have a 1,957 square-foot facility in Xindian City, Taipei, Taiwan for sales and technical support personnel under a lease that expires in November 2013. We have a 1,447 square-foot facility in Shenzhen, China, which accommodates sales and technical support personnel, under a lease that expires in June2014. We have a 1,600 square foot office in Singapore under a lease expiring in February 2014. We rent additional office space in Shanghai, China; Seoul, South Korea and Burnsville, Minnesota, U.S. under short-term lease agreements.

We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

C.	Organizational Structure

The Company is the ultimate parent of the group comprised of the Sequans Communications S.A. and its subsidiaries at December 31, 2012:

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

We shipped more than 1.6 million units during 2012, compared to nearly 8.1 million units during 2011 and more than 4.6 million units during 2010. Our total revenue was $22.3 million in 2012, compared to $93.7 million in 2011 and $68.5 million in 2010.

We currently have more than 50 end customers worldwide, consisting primarily of OEMs and ODMs for USB dongles, embedded devices, CPE, mobile routers and other data devices. We derive a significant portion of our revenue from a small number of end customers and we anticipate that we will continue to do so for the foreseeable future. In 2012, HTC accounted for 32% of our total revenue, compared to 78% of our total revenue in 2011 and 66% of our total revenue in 2010. The high levels of revenue from HTC in 2010 and 2011 was driven by the success of the HTC EVO 4G smartphone, which was launched in June 2010, and subsequent phones and tablets in the EVO family launched in 2011. Huawei accounted for 16% of our revenue in 2012 and less than 10% of our total revenue in 2010 and 2011. We do not have long-term purchase agreements with any of our end customers and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers.

Our Consolidated Financial Statements for 2010, 2011 and 2012, have been prepared in accordance with IFRS as issued by the IASB.

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

Our sales cycles typically take 12 months or more to complete and our solutions are generally incorporated into our end customers’ products at the design stage. Prior to an end customer’s selection and purchase of our solutions, our sales force and applications engineers provide our end customers with technical assistance in the use of our solutions in their products. Once our solution is designed into an end customer’s product offering, it becomes more difficult for a competitor to sell its semiconductor solutions to that end customer for that particular product offering given the significant cost, time, effort and risk involved in changing suppliers. In addition, once we win a particular design with an end customer, we believe our ability to penetrate other product families at that end customer increases significantly.

Our product revenue began declining in the second half of 2011 compared to the first half of 2011 due to an overall decline in the WiMAX market driven by a change in strategy from WiMAX to LTE by Sprint, the largest driver of demand for WiMAX semiconductor solutions. We presently believe this reduction in the size of the WiMAX market to be permanent. Sales of our LTE products are not expected to contribute materially to revenues until the second half of 2013 or later due to the timing of our products and the deployment timing of the operators where we are focused.

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

Other Revenue

Other revenue consists of the sale of licenses to use our technology solutions and revenue from associated annual software maintenance and support services, as well as technical support services. We license the right to use our solutions, including embedded software that enables our end customers to customize our solutions for use in their products. The license is perpetual and covers unlimited product designs by the end customer. We expect that we will continue to sign new license agreements as we begin working with new customers, but we do not expect that such licenses will generate significant revenues. We therefore expect other revenue to remain flat or decline in absolute terms in future periods, however in the short term it is likely to remain a significant percentage of our total revenue.

The following table sets forth our total revenue by region for the periods indicated. We categorize our total revenue geographically based on the location to which we invoice.

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Asia	$61,182	$85,902	$17,841
Europe, Middle East, Africa	4,914	6,823	3,479
Americas	2,448	989	934

Total revenue	$68,544	$93,714	$22,254

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

We expect research and development expense to remain fairly stable in the short term as we continue to control costs, and then to increase in absolute terms as we enhance and expand our features and offerings for our product portfolio and we continue to develop new products for LTE, which will require additional resources and investments. We expect research and development expense with respect to our WiMAX products to decrease to a low level, as required to maintain current products, and we expect research and development expense with respect to LTE to increase as we focus on bringing our LTE products to market.

Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. As we operate in a highly innovative, dynamic and competitive sector, the costs incurred from the point that the criteria for capitalization are met to the point when the product is made generally available on the market are not material. Through 2012, all research and development expense has been expensed as incurred.

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

In France and the United Kingdom, we also receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to remain fairly stable in the short term. For 2012, we recorded a net amount of approximately $4.2 million in tax incentives. This amount reflects a reduction for the estimated impact of a French tax audit of 2008 and 2009, which we are contesting. Finally, we receive incentives in the form of grants from agencies of the French government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received and all relevant conditions will be complied with. We expect that the amounts we receive from such incentives will be flat or decline over time in absolute terms. For 2012, we recorded approximately $0.7 million in grants.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our business development, sales and marketing personnel, commissions paid to independent sales agents, the costs of advertising and participation in trade shows, depreciation and facilities expenses. We expect the size of our business development, sales and marketing organization to remain flat in 2013 and therefore expect sales and marketing expense to remain fairly stable.

General and Administrative

General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, information technology, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; investor relations costs; insurance; depreciation and facilities expenses. We expect the size of our general and administrative staff to remain flat in 2013 and therefore expect general and administrative expense to remain fairly flat in absolute terms.

Interest Income (Expense), Net

Interest income consists of interest earned on cash and cash equivalent balances. We have historically invested our cash primarily in commercial bank accounts, short term deposits and money market funds. Interest income was offset primarily by interest expense on our convertible notes issued in 2008, and on amounts drawn on the line of credit secured by our accounts receivable. A portion of convertible notes were converted to equity in December 2010. The remaining convertible notes were repaid in November 2011. See “Item 5.B—Liquidity and Capital Resources” for a more detailed description of our convertible notes.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss) represents exchange gains and losses on our exposures to non-U.S. dollar denominated transactions, primarily associated with the changes in exchange rates between the U.S. dollar and the euro, and re-measurement of foreign currency balances at reporting date. As a result of our international operations, we are subject to risks associated with foreign currency fluctuations. Almost all of our revenues are in U.S. dollars and a portion of our expenses are also in U.S. dollars. However, a significant portion of our personnel costs is in euros. We use hedging instruments in order to reduce volatility in operating expenses related to exchange rate fluctuations. We classify foreign exchange gains and losses related to hedges of euro-based operating expenses as operating expenses.

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

When we consider future demand for a product, there are a number of factors that we take into consideration, including purchase orders and forecasts from customers, which in normal market conditions give us visibility for the next three months and some view on the following three months, our own internal projections based on customer inputs and new business opportunities, and estimates of market potential based on reports from industry analysts. The time horizon considered for future demand varies depending on the nature of the product, meaning we consider if the product is newly-introduced or approaching end-of-life, if the product is in finished good form or in component form, and if the product is incorporated in a large or small number of different end-user products from few or many customers.

We evaluate the realizability of our inventory at each balance sheet date. In doing so, we consider, among other things, demand indicated by our customers, overall market potential based on input from operators and analysts, and the remaining estimated commercial life of our products. In late March 2012, we began receiving confirmation from the operators who purchase product from HTC that there would be new WiMAX product launches in 2012 in the United States and Taiwan. In addition, a Japanese operator confirmed its launch of a new HTC WiMAX phone in April 2012. We also continued to receive orders and ship WiMAX products to other customers. Accordingly, we concluded that our inventory at December 31, 2011 would be realized at the book value or more prior to the inventory becoming obsolete or unsalable.

During the second quarter of 2012, we began to receive new orders and forecast information from HTC indicating demand for goods to be delivered in the second, third and fourth quarters of 2012. As of September 30, 2012, we had shipped 99% of the WiMAX product that had been in the form of finished goods at December 31, 2011 and we had launched production of additional finished goods in Q3 and Q4 2012 to meet additional demand in Q4 and expected in 2013. During the fourth quarter of 2012, HTC indicated that they did not expect to place further WiMAX orders and the decision on a major new WiMAX design win was delayed until April 2013. Consequently, we decided that it was now unlikely that we would order more silicon wafers for WiMAX products and the number of wafers on hand would determine the maximum number of finished goods we could sell; therefore, we recorded a provision at the end of 2012 to write down the value of certain components in excess of that needed to produce this maximum number of finished goods.

In 2012, we also decided to enter the end-of-life process for SQN2130, a WiMAX base station product, and for SQN3010, our first TDD-only LTE product. Provisions were recorded to reduce the value of the inventory related to these two products to zero. We also reviewed the value of inventory of finished goods and components related to products which have not been declared end-of-life. Taking into consideration the latest estimations of expected demand, particularly for the WiMAX products, we determined that it was not probable that all of the stock of memory components on hand would be used to produce finished goods and a provision was recorded for the portion of inventory considered to be in excess of future needs. In total, the inventory recorded in 2012 was $0.8 million. In 2011, we decided to bring the SQN1130, SQN1010 and SQN2010 to end of life. As expected future shipments of these products as expected to be in excess of quantities in inventory, no adjustment of the inventory value was deemed necessary as of December 31, 2012. In 2010, we decided to bring the SQN1140 and SQN1145 to end-of-life and aggregate total of $0.4 million in inventories were written down as a cost of product revenue. As we generally announce the end-of-life of any product a year in advance, we expect to minimize inventories and we do not expect inventory reserves to be material.

Share-Based Compensation

We have various share-based compensation plans for employees and non-employees. The expense recorded in our statement of operations for equity awards under these plans is affected by changes in valuation assumptions. For example, the fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions, including, among others, expected volatility, the expected option term and the expected dividend payout rate. As a private and now public company, the assumption as to volatility has been determined by reference to the historical volatility of similar publicly traded semiconductor companies. Prior to our initial public offering, the fair value of our shares underlying our share option grants was determined by our board of directors with input from management at each grant date upon review of a variety of factors, including the valuation used in our latest financing rounds. Beginning in September 2010, we regularly conducted contemporaneous third-party valuations to assist us in the determination of the fair value of our shares. Our board of directors ensured that the relevant objective and subjective factors deemed important by our board of directors were accounted for in each valuation. Our board of directors also ensured that the assumptions and inputs used in connection with such valuations reflected our board of director’s best estimate of our business condition, prospects and operating performance at each valuation date. Since our initial public offering in April 2011, we have used the closing market price of our ADSs on the grant date as the fair value of our shares.

We recognize compensation expense only for the portion of share options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from our estimates.

For 2010, 2011 and 2012, we recorded employee share-based compensation expense of $1.1 million, $4.2 million and $3.2 million, respectively. Share-based compensation expense related to non-employees was not material for 2010, 2011 and 2012.

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

Comparison of Years Ended December 31, 2011 and 2012

	Year ended December 31,		Change
	2011	2012	%
	(in thousands)
Revenue:
Product revenue	$91,742	$19,600	(79)%
Other revenue	1,972	2,654	35

Total revenue	93,714	22,254	(76)

Cost of revenue:
Cost of product revenue	46,167	11,781	(74)
Cost of other revenue	247	176	(29)

Total cost of revenue	46,414	11,957	(74)

Gross profit	47,300	10,297	(78)
Operating expenses:
Research and development	24,935	28,408	14
Sales and marketing	12,963	6,562	(49)
General and administrative	8,327	8,096	(3)

Total operating expenses	46,225	43,066	(7)

Operating income (loss)	1,075	(32,769)	(3,151)
Financial income (expense):
Interest income (expense), net	(389)	137
Foreign exchange gain (loss)	(744)	(158)

Profit (Loss) before income taxes	(58)	(32,790)
Income tax expense (benefit)	371	234

Profit (Loss)	$(429)	$(33,024)

The following table sets forth a summary of our statement of operations as a percentage of total revenue:

	Year ended December 31,
	2011	2012
	(% of total revenue)
Revenue:
Product revenue	98	88
Other revenue	2	12

Total revenue	100	100

Cost of revenue:
Cost of product revenue	49	53
Cost of other revenue	1	1

Total cost of revenue	50	54

Gross profit	50	46
Operating expenses:
Research and development	27	128
Sales and marketing	14	29
General and administrative	8	36

Total operating expenses	49	194

Operating income (loss)	1	(147)
Financial income (expense):
Interest income (expense), net	—	1
Foreign exchange gain (loss)	(1)	(1)

Profit (Loss) before income taxes	—	(147)
Income tax expense (benefit)	—	1

Profit (Loss)	—	(148)

Revenue

Product Revenue

Product revenue decreased 79% from $91.7 million in 2011 to $19.6 million in 2012. This decrease was primarily due to lower sales of WiMAX products following changes in the WiMAX market in the United States beginning in the second half of 2011. Our largest customer, HTC, integrated our WiMAX products into a line of smartphones sold primarily in the United States. HTC represented 32% of our revenue in 2012 compared to 78% of our revenue in 2011. In 2012, we shipped 1.6 million units of products compared to 8.1 million units in 2011.

Other Revenue

Other revenue increased 35% from $2.0 million in 2011 to $2.7 million in 2012, reflecting primarily the execution of a greater number of license agreements for the use of our technology solutions in 2012.

Cost of Revenue

Cost of product revenue decreased 74% from $46.2 million in 2011 to $11.8 million in 2012 due to lower product and manufacturing costs associated with the decreased number of units sold. Cost of other revenue remained relatively flat at $0.2 million in 2012, as compared to 2011.

Gross Profit

Gross profit decreased 78% from $47.3 million in 2011 to $10.3 million in 2012, and gross margin decreased from 50.5% in 2011 to 46.3% in 2012. The reduction in gross profit and gross margin primarily reflects the significant decline in revenue. Product gross margin decreased from 49.7% in 2011 to 39.9% in 2012 due to continued low absorption of fixed production costs by a low product revenue base. In addition, provisions related to WiMAX inventory totaling $854,000 were recorded during 2012, primarily in the fourth quarter. These provisions related to the two products that had been declared end-of-life during 2012 and excess or obsolete components related to active products.

Research and Development

Research and development expense increased 14% from $24.9 million 2011 to $28.4 million in 2012. This reflects increases in costs from internal reorganizations that moved certain teams from sales and marketing to research and development in the first quarter of 2012, offset by headcount reductions that took place in May 2012 as part of an overall headcount reduction in the Company. From January 1, 2012, the product project management team, which previously was combined with product marketing and which works closely with engineering, was deemed to be more logically a part of research and development, while the product marketing team was combined with strategic marketing. Therefore, the costs related to eight employees in the project management team were recorded in research and development expense beginning in January 2012. In addition, the technical support engineers who previously reported to the sales department were moved to the engineering department in April 2012, as their work is closely tied to ongoing product development (particularly in software). Overall, there were 167 employees and independent contractors in research and development at December 31, 2012 compared to 171 employees and independent contractors at December 31, 2011.

These expenses are net of any research and development incentives earned during the periods, which are accounted for as a reduction of research and development expense. Research and development incentives decreased by 16% from $5.9 million in 2011 to $5.0 million in 2012. In December 2012, we were notified of proposed tax adjustments, penalties and interest related to the French tax audit which related almost entirely to the research tax credits claimed for 2008 and 2009. Although we disagree with the adjustments, we recorded a provision, reducing the research and development incentives by $0.3 million. Without this provision, research and development incentives would have decreased by 12%.

Sales and Marketing

Sales and marketing expense decreased 49% from $13.0 million in 2011 to $6.6 million in 2012. The decrease reflects primarily the impact of a reduction in headcount as product development and technical support engineers were reassigned to research and development. Overall, there were 17 employees in sales and marketing at December 31, 2012 compared to 45 employees at December 31, 2011.

General and Administrative

General and administrative expense decreased 3% from $8.3 million in 2011 to $8.1 million in 2012 due to a decrease of $0.4 million in stock based compensation expenses, offset by a provision of $0.4 million for bad debt for amounts due from one customer, net of related credit insurance. Overall, there were 19 employees in general and administrative at December 31, 2012 compared to 24 employees at December 31, 2011.

Interest Income (Expense), Net

Net interest income increased 135% from a net interest expense of $0.4 million in 2011 to a net interest income of $0.1 million in 2012. Higher net interest income in 2012 reflects lower interest expense in 2012 due to the termination of our accounts receivable financing arrangement in the third quarter of 2011, the reimbursement of bank convertible notes in October 2011, offset slightly by interest expense related to a new lease financing arrangement put in place in the third quarter of 2012. See “Item 5.B—Liquidity and Capital Resources” for a more detailed description of our debt facilities.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange loss of $0.2 million in 2012 compared to a net foreign exchange loss of $0.7 million in 2011 primarily due to movements in the U.S. dollar versus the euro.

Income Tax Expense (Benefit)

In 2012, we recorded tax expense of $207,000 arising from taxable income incurred as certain subsidiaries and a deferred tax expense amounting to $27,000. In 2011, we recorded tax expense of $314,000 arising from taxable income incurred as certain subsidiaries and a deferred tax expense amounting to $57,000. Deferred tax assets have not been recognized in 2012 or 2011 with respect to our losses as we have not generated taxable profits since beginning operations in 2004.

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

Selected Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for 2011 and 2012. This unaudited quarterly information has been prepared on the same basis as our audited Consolidated Financial Statements and includes all adjustments necessary for the fair presentation of the information for the quarters presented. You should read this table together with our Consolidated Financial Statements and the related notes thereto included in this annual report. Our quarterly results of operations will vary in the future. The results of operations for any quarter are not necessarily indicative of results for the entire year and are not necessarily indicative of any future results.

	Three months ended
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(in thousands) (unaudited)
Revenue:
Product revenue	$24,845	$30,006	$25,896	$10,996	$3,314	$5,990	$7,452	$2,844
Other revenue	545	601	334	491	793	1,045	530	286

Total revenue	25,390	30,607	26,230	11,487	4,107	7,035	7,982	3,130

Cost of revenue(1):
Cost of product revenue	12,300	16,287	12,129	5,451	1,707	3,177	4,104	2,793
Cost of other revenue	85	44	54	64	44	44	44	44

Total cost of revenue	12,385	16,331	12,183	5,515	1,751	3,221	4,148	2,837

Gross profit	13,005	14,276	14,047	5,972	2,356	3,814	3,834	293
Operating expenses(1):
Research and development	5,978	6,767	6,514	5,676	7,025	7,657	6,455	7,271
Sales and marketing	3,129	3,488	3,252	3,094	2,230	2,009	1,470	853
General and administrative	1,582	2,126	2,430	2,190	2,112	2,108	1,871	2,005

Total operating expenses	10,689	12,381	12,196	10,960	11,367	11,774	9,796	10,129

Operating income (loss)	2,316	1,895	1,851	(4,988)	(9,011)	(7,960)	(5,962)	(9,836)
Financial income (expense):
Interest income (expense), net	(184)	(151)	(26)	(26)	31	46	22	38
Foreign exchange gain (loss)	(206)	103	(172)	(469)	(8)	(354)	249	(45)
Other	—	(1,651)	1,651	—	—	—	—	—

Profit (Loss) before income taxes	1,926	196	3,304	(5,483)	(8,988)	(8,268)	(5,691)	(9,843)
Income tax expense (benefit)	30	138	71	132	55	36	73	70

Profit (Loss)	$1,896	$58	$3,233	$(5,615)	$(9,043)	$(8,304)	$(5,764)	$(9,913)

(1)	Includes share-based compensation as follows:

	Three months ended
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(in thousands) (unaudited)
Cost of revenue	$12	$60	$66	$70	$65	$42	$33	$15
Operating expenses	451	1,074	1,186	1,254	1,241	875	710	207

Share-based compensation	$463	$1,134	$1,252	$1,324	$1,306	$917	$743	$222

The following table sets forth a summary of our quarterly statement of operations as a percentage of total revenue:

	Three months ended
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(% of revenue) (unaudited)
Revenue:
Product revenue	98	98	99	96	81	85	93	91
Other revenue	2	2	1	4	19	15	7	9

Total revenue	100	100	100	100	100	100	100	100

Cost of revenue:
Cost of product revenue	48	53	46	47	42	45	51	90
Cost of other revenue	1	—	—	1	1	1	1	1

Total cost of revenue	49	53	46	48	43	46	52	91

Gross profit	51	47	54	52	57	54	48	9
Operating expenses:
Research and development	24	24	25	49	171	109	81	232
Sales and marketing	12	18	12	27	54	29	18	27
General and administrative	6	6	9	19	51	29	23	64

Total operating expenses	42	40	46	95	276	167	122	323

Operating income (loss)	9	6	7	(43)	(219)	(113)	(74)	(314)
Financial income (expense):
Interest income (expense), net	(1)	—	—	(1)	—	1	—	1
Foreign exchange gain (loss)	(1)	—	—	(4)	—	(5)	3	(1)
Other	—	(5)	5	—	—	—	—	—

Profit (Loss) before income taxes	7	1	12	(48)	(219)	(117)	(71)	(314)
Income tax expense (benefit)	—	(1)	—	1	1	1	1	3

Profit (Loss)	7	—	12	(49)	(220)	(118)	(72)	(317)

Our product revenue increased sequentially in each of the first two quarters of 2011. The decrease in the third and fourth quarters of 2011and throughout 2012 reflected the decline in sales to our largest customer, as a result of a general decline in the WiMAX market in the United States. In 2012, product sales fluctuated over the quarters due to the combined effect of our LTE products shipping in small quantities for trials or early phases of deployment by various carriers and our WiMAX products being sold primarily for mature products and only as the supply chain became empty. Other revenue fluctuated over the quarters, primarily due to the timing of the execution of software licenses.

Cost of product revenue declined in the third and fourth quarters of 2011 and throughout 2012 as product revenue decreased. Cost of other revenue remained flat as the cost of providing maintenance services was provided generally by the same number of personnel during each of these periods and does not vary significantly with the level of maintenance revenues.

In the second quarter of 2011, our product gross margin was 47% compared to 51% for the first quarter, 54% in the third quarter and 52% the fourth quarters of 2011. The lower level was due to the decrease of average selling price following a volume-related price reduction accorded our largest customer beginning in the second quarter of 2011. In the third and fourth quarters of 2011, we continued to reduce our production costs, and our average selling price increased slightly as a result of a change in product mix. Gross margin was significantly above 50% in the first two quarters of 2012 due to the high contribution of license revenue in the mix. Gross margin declined to 48% in the third quarter of 2012 as the revenue mix shifted more toward product revenue, and license revenues declined. In the fourth quarter of 2012, gross margin declined to 9% reflecting a combination of low other revenue, lower product revenues unable to fully absorb fixed costs and a provision for excess WiMAX inventory of $854,000.

Research and development expense increased sequentially in each of the first three quarters of 2011 due to new hiring and an increase of external services related to the development of our LTE solutions, with the exception of the fourth quarter of 2011. The decline in the fourth quarter of 2011 resulted primarily from an increase in the amount of our research tax credit, which is recorded as a reduction of research and development expense. This increase in the research tax credit was due to the French tax authorities confirming that we could include research services performed by our subsidiary based in United Kingdom in our calculation. Research and development expense increased significantly in the first half of 2012, reflecting an internal reorganization resulting in certain project managers and technical support engineers being included in research and development. The decrease in the third quarter reflects the impact of a headcount reduction implemented in the second quarter, as well as some seasonality. The increase in the fourth quarter results from some significant operator certification costs as well as the impact of recorded a provision related to the tax audit findings with respect to prior years’ research tax credits.

Sales and marketing expense experiences fluctuations from quarter to quarter due to the timing of marketing campaigns and trade shows. In 2012, sales and marketing expense declined significantly beginning in the first quarter due to the internal reorganization resulting in the transfer of the technical support engineers and certain project managers into the research and development department.

General and administrative expense increased from the second quarter of 2011 primarily due to an increase of stock based compensation expenses, and an increase in costs related to being a listed company. Following headcount reductions in the second quarter of 2012, general and administrative expense declined in the third quarter. The increase in the fourth quarter reflects the provision for bad debts recorded related to one customer for $448,000.

Financial income (expense) has varied each quarter presented primarily due to changes in the fair value of the option component of the bank convertible notes in 2011, reflected in other financial income (expense), prior to their conversion, and due to foreign exchange gains and losses. Foreign exchange gains and losses resulted primarily from the change in the U.S. dollar to euro exchange rate and remeasurement of euro-based assets and liabilities at settlement or balance sheet date.

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

B. Liquidity and Capital Resources

Sources of Liquidity

Our cash and cash equivalents were $28.8 million at December 31, 2012. We believe that our available cash and cash equivalents will be sufficient to fund our operations for the next 12 months.

Since inception, we have financed our operations primarily through proceeds from the issues of our shares and convertible notes, which totaled €54.7 million ($73.1 million) from 2004 to the end of 2010; and from the $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011.

Convertible notes originally issued to equity investors in 2008, in connection with an equity financing, in the aggregate principal amount of €4.3 million ($6.5 million) were converted into Category E preference shares in July 2010. Additional convertible notes issued to equity investors in 2009, also in connection with an additional equity financing, in the aggregate principal amount of €4.0 million ($6.0 million) were converted into Category E preference shares on December 30, 2010. The Category E preference shares were automatically converted into ordinary shares upon the closing of our initial public offering.

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

In May 2010, we entered into a factoring agreement with Natixis Factor, an affiliate of Natixis, under which we transfered to Natixis Factor all invoices issued in U.S. dollars to qualifying customers, and the customers were instructed to settle the invoices directly with Natixis Factor. The line of credit available to us at any given time was equal to 90% of the face value of our insured accounts receivable, represented by the invoices submitted to Natixis Factor. We maintained credit insurance on all customers for which our credit insurer is willing to insure. We paid a commission on the face value of the accounts receivable submitted and interest on any draw-down of the resulting line of credit. At December 31, 2010, less than $0.1 million had been drawn on the line of credit and was recorded as a current borrowing and $2.3 million remained undrawn on the line of credit. In July 2011 we terminated this line of credit and no amounts were outstanding under the line after July 2011.

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

In June 2012, we entered into a finance lease agreement with a French financial institution whereby we have the possibility to finance acquisitions of qualifying equipment with a total purchase price of up to €1.5 million ($2.0 million) through finance leases that are reimbursed over a 36-month period at an effective rate of interest of 4.6%. The finance lease obligation is secured by restricted cash balances on deposit with the financial institution equal to one-third of the original principal financed. The facility expired February 28, 2013 and has not been renewed. At December 31, 2012, our capital lease obligations, including the current portion, amounted to $0.4 million.

Apart from amounts outstanding under the finance lease agreement, we had no outstanding debt at December 31, 2012.

On February 21, 2013, we completed a public offering of 10,000,000 shares in the form of American Depositary Shares. Net proceeds to us from the public offering were approximately $13.5 million, after deducting the underwriting discount and estimated offering expenses payable by us.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Net cash from (used in) operating activities	$1,481	$2,763	$(22,848)
Net cash used in investing activities	(7,377)	(10,333)	(5,752)
Net cash from financing activities	7,844	55,057	122

Net increase (decrease) in cash and cash equivalents	$1,948	$47,487	$(28,478)

Cash Flows from Operating Activities

Net cash used in operating activities during 2012 was $22.8 million, reflecting a net loss (before income tax) of $32.8 million, a decrease in trade receivables and other receivables of $3.9 million, a decrease in inventories of $4.2 million, an increase in research tax credit receivable of $4.0 million and a decrease of trade payables and other liabilities of $3.3 million. These uses of cash were partially offset by non-cash charges, including depreciation and amortization of $4.4 million, and share-based compensation expenses of $3.2 million during the period.

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

Cash Used in Investing Activities

Cash used in investing activities during 2012, 2011 and 2010, consisted primarily of purchases of property and equipment and intangible assets of $5.6 million, $11.0 million, and $6.4 million, respectively. The increase in capital expenditures in 2011 reflects purchases related to LTE product development in addition to ongoing WiMAX product development. In 2010, the factoring agreement we entered into with Natixis Factor also required establishing a financial deposit of $0.6 million which was reimbursement in 2011 pursuant the termination of the agreement.

Cash Flows from Financing Activities

Net cash provided financing activities was $0.1 million in 2012, reflecting interest received from our cash equivalents invested in money market funds.

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

Operating and Investing Requirements

We expect our operating expenses and investments in tangible and intangible assets to remain flat or decrease slightly in 2013.

Based on our current plans, and including pending and/or recent transactions, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for 12 months from the date of this annual report. If our plans change, or if we do not achieve profits or if our profitability is significantly lower than anticipated, we may need additional financing.

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

Our short and long-term capital requirements will depend on many factors, including the following:

•	our ability to generate cash from operations or to minimize the cash used in operations;

•	our ability to control our costs;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, or participating in litigation-related activities; and

•	the acquisition of businesses, products and technologies.

C. Research and Development, Patents and Licenses, etc.

We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 167 employees and consultants, at December 31, 2012, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal wireless domains, including LTE, WiMAX, 2G, 3G and Wi-Fi. More than 72% of our engineers have more than 10 years of experience in their specific domain and over 98% of our engineers hold masters degrees.

The ability to successfully integrate and mass-produce digital and/or RF functionality in advanced process technology with acceptable yields is a significant industry challenge. Due to the robustness of our silicon design and verification methodologies, we have demonstrated competency in repeatedly achieving production-capable products with the first version of our chip designs, reducing time to market and avoiding costs associated with additional design revisions. For instance, each of our 65nm WiMAX SoC products, which consisted of integrated baseband and RF transceiver functions, was production-ready from the initial version of the design and achieved high levels of performance and manufacturing yield. We believe this experience positioned us well as we migrated to 40nm process geometry for our LTE baseband products, the first two generations of which have proven to be production worthy in their initial design versions as well. Looking ahead to future generations, we expect this competency will serve us well as we develop ever more complex designs in more advanced process technologies.

We design our products with careful attention to quality, flexibility, cost- and power-efficiency requirements. Our 4G modem architecture, which has been refined through multiple generations of integrated circuit designs, is designed to optimize hardware and software partitioning to provide more flexibility and better cost without compromising performance. As a result, we achieve equivalent or higher throughput and lower power consumption in a smaller die size than other single-mode LTE chip competitors.

Since February 2009, we have been certified as ISO 9001 compliant, an international standard set by the International Organization for Standardization, or ISO, that sets forth requirements for an organization’s quality management system. We believe this certification gives our customers confidence in our quality control procedures. We also participate in a number of organizations and standards bodies, including the IEEE 802.16 Working Group on Broadband Wireless Access Standards, an organization that develops standards and recommended practices to support the development and deployment of broadband wireless metropolitan area networks, the 3rd Generation Partnership Project (3GPP), Open Mobile Alliance (OMA), the WiMAX Forum, the PTS Type Certification Review Board (PTCRB) the Global Certification Forum, European Telecommunications Standards Institute (ETSI) and CTIA—The Wireless Association. In addition, we participate in multiple European Union and French collaborative projects for advanced studies focusing on future evolutions of the 4G technology.

Our research and development expense was $17.9 million, $24.9 million and $28.4 million, for 2010, 2011 and 2012, respectively.

D.	Trend Information

For the year ended December 31, 2011, the most significant change in trends that effected our business, results of operations and financial condition was the unexpected decline experienced in the WiMAX market driven by a change in strategy by Sprint, the largest driver of demand for WiMAX semiconductor solutions, who in the third quarter of 2011 introduced the 3G iPhone and announced their intention to begin deploying LTE in 2012. This change in the WiMAX market harmed our results of operations for the second half of 2011 and for the year ended December 31, 2012. Other than the possibility of continued declines in the WiMAX market prior to our generating significant revenue from LTE products, which we expect will not occur prior to the second half of 2013 at the earliest, or as disclosed elsewhere in this annual report, including in “Item 5. A. Operating Results”, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonable likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

F.	Contractual Obligations

The following table summarizes our outstanding contractual obligations at December 31, 2012 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Finance lease obligation	$365	$129	$236	$—	$—
Operating leases	2,397	1,604	793	$—	$—
Inventory component and equipment purchase commitments	2,056	2,056	—	—	—

Total	$4,818	$3,789	$1,029	$—	$—

Item  6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as the date of this annual report.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	51	Chairman and Chief Executive Officer
Deborah Choate	49	Chief Financial Officer
Bertrand Debray	48	Vice President, Engineering
Rudy Leser	47	Vice President, Business Development
T. Craig Miller	47	Vice President, Worldwide Marketing
Eddy Tang	54	Vice President, Manufacturing Operations
Hugues Waldburger	49	Vice President, Product Line Management

Directors
Gilles Delfassy	57	Director
James Patterson	45	Director
Hubert de Pesquidoux	47	Director
Dominique Pitteloud	51	Director
Alok Sharma	48	Director
Zvi Slonimsky	63	Director

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

Deborah Choate has served as our chief financial officer since July 2007. Prior to joining Sequans she was chief financial officer at Esmertec AG from September 2005 to June 2007 and at Wavecom SA, from August 1998 to August 2004, and vice president of finance at Platinum Equity from October 2004 to September 2005. Earlier in her career, she was an audit partner with Ernst & Young. Ms. Choate has 28 years of experience in management, finance and accounting, including over 14 years working with technology companies, in particular communications hardware, software and services. Ms. Choate holds a BS from the University of California at Berkeley.

Bertrand Debray has served as our vice president, engineering since the company was founded in 2003. Before joining Sequans, Mr. Debray was director of hardware and ASIC development in the cable product division at Juniper Networks. He joined Juniper Networks after the company acquired Pacific Broadband Communications, where he played the same role and was significantly involved in developing the cable product and team. Mr. Debray has held technical and management positions at Alcatel. He has 16 years’ experience in large project development covering all access technologies, including wireless, satellite and cable. Mr. Debray holds a MSE from Ecole Nationale Supérieure des Télécommunications, Paris.

Rudy Leser has served as our vice president, business development since September 2011. Mr. Leser is responsible for establishing and managing our relationships with mobile operators and other key players in the global wireless ecosystem. He has more than 20 years’ experience managing business development for tier 1 and 2 telecom carriers and telecom equipment manufacturers. Prior to joining Sequans, Mr. Leser was an independent telecommunications consultant from January 2011 to August 2011. From 2000 through December 2010, Mr. Leser served as the corporate vice president of strategic initiatives of Alvarion, a global leader in 4G networking solutions. Prior to joining Alvarion, Rudy was on the management team at Floware, where he helped to facilitate the merger of BreezeCom and Floware, which became Alvarion in 2001. Mr. Leser holds a BS in aerospace engineering and an MS in aerospace and applied maths engineering from Technion Israel.

T. Craig Miller has served as our vice president, worldwide marketing since September 2011, and previously served as our vice president, marketing and business development beginning in June 2009. Mr. Miller is responsible for coordinating our global product and corporate marketing strategies. He is a technology industry veteran with experience in product management, marketing, strategic planning and business development over the course of his twenty-plus year career. Prior to joining Sequans, Mr. Miller was vice president of product management and marketing at NextWave Wireless from September 2006 to March 2009, where he was responsible for strategic marketing, product planning, product management, applications engineering and marketing communications for a portfolio of WiMAX and LTE chipsets. Prior to NextWave, from July 1988 to May 2006 he held numerous positions in product marketing, strategy, business development and product engineering at Intel Corporation and was director of marketing for the Wireless Networking Group. Mr. Miller holds a BS in electrical engineering from the University of Cincinnati and an MBA from Arizona State University.

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

Directors

Gilles Delfassy has served as a director since June 2012. He is also non-executive director at Imagination Technologies and Chairman of the Board of Movea. Mr. Delfassy started his career with Texas Instruments, and created and led that company’s wireless business. He was Senior Vice-President and Executive Officer of Texas Instruments when he retired in 2007. Between 2007 and 2009, Mr. Delfassy served as an advisor for several venture capital firms in the US and Europe, and joined the boards of directors of several public and private companies. In particular he was a director at ANADIGICS and interim CEO in 2008 and 2009. From September 2009 to December 2011 he was President and CEO of ST-Ericsson. Mr. Delfassy received an Engineer Diploma (Master of Science in Electrical Engineering) from Ecole Nationale Superieure d’Electronique et d’Automatique de Toulouse in 1977, and then graduated in Business Administration from Institut d’Administration des Entreprises de Paris in 1978. He also completed specialized courses for Board members at Stanford University and University of Chicago in 2007.

James Patterson has served as a director since January 2011. Mr. Patterson is currently CEO of the Patterson Advisory Group (PAG), a consultancy that specializes in start-ups for the telecom and technology industries. Mr. Patterson also serves on technology and advisory boards for Cbeyond, Inc. and RCR Wireless. Prior to the formation of PAG, Mr. Patterson was the Executive Vice President—Business Development for Infotel Broadband Services, Ltd., a subsidiary of Reliance Industries, Ltd. Prior to Infotel, Mr. Patterson served as the chief executive officer and co-founder of Mobile Symmetry, a mobile and database applications company, from September 2009 to September 2011. Prior to that Mr. Patterson held various leadership roles during his 15 year tenure with Sprint, including President of Wholesale Services from 2008 to 2009, Vice President of Cable Solutions from 2005 to 2008, Vice President of Carrier Markets and of Network Access Management from 2001 to 2005, and Vice President of Sprint E|Solutions Finance from 2000 to 2001. Prior to Sprint, Mr. Patterson was a consultant to the financial services industry at Andersen Consulting (now Accenture). Mr. Patterson holds a bachelor’s in economics from Davidson College and an MBA from the University of Virginia. He has also studied British literature and economic history at Cambridge University and completed additional post-graduate work at Georgetown University.

Hubert de Pesquidoux has served as a director since March 2011. Mr. de Pesquidoux is an Executive Partner at Siris Capital and, since November 2009, Mr. de Pesquidoux has served as Chief Executive Officer of HDP Consulting, a consulting company. From 1991 until December 2009, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and as President of the Enterprise business from November 2006 until December 2008. Mr. de Pesquidoux’s recent positions also include President of Alcatel North America from June 2003 until November 2006. Mr. de Pesquidoux also served as the Chairman of the Board of Tekelec and currently serves, or has served, as a director or member of the advisory board of a number of public and private companies. Mr. de Pesquidoux holds a Master in Law from University of Nancy II, a Master in Economics and Finance from Institut d’Etudes Politiques de Paris, a DESS in International Affairs from University of Paris Dauphine and was a laureate in the “Concours Général de Droit”.

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

Alok Sharma has served as a director since January 2011. From September 2010 to December 2012, Dr. Sharma was the chief executive officer of Accelera Inc., a company focused on building network optimization software for mobile broadband networks. From February 2009 to August 2010, Dr. Sharma was the Senior Vice President, Corporate Development and Alliances, at Aviat Networks (earlier known as Harris-Stratex), where he was responsible for leading corporate strategy, mergers and acquisitions, as well as the development of key strategic relationships for the company. Beginning in June 2004, Dr. Sharma was the founder and chief executive officer of Telsima Corporation, a provider of WiMAX broadband wireless solutions, until it was acquired by Aviat Networks in February 2009. Prior to Telsima, Dr. Sharma was the vice president and general manager of the Worldwide Cable Business at Juniper Networks from December 2001 to May 2003. Before Juniper Networks, Dr. Sharma was the founder and chief executive officer of Pacific Broadband Communications, which was acquired by Juniper Networks in December 2001. Prior to that, Dr. Sharma held senior management and technical positions at Hewlett Packard, Fujitsu/Amdahl, Integrated Device Technology and Siara Systems, a metro routing company acquired by Redback/Ericsson. Dr. Sharma holds a bachelor of engineering from the Indian Institute of Technology, Roorkee, India and a PhD in electrical engineering from the University of Wisconsin-Madison.

Zvi Slonimsky has served as a director since November 2006. Since 2005, Mr. Slonimsky has been an active chairman of several Israeli high tech companies, including Awear, Extricom Maradin and Surf. He served as CEO of Alvarion Ltd. from 2001 to October 2005, following Alvarion’s establishment via merger of BreezeCOM and Floware in August 2001. Prior to the merger, Mr. Slonimsky was CEO of BreezeCom. Before that, he served as president and CEO of MTS Ltd. and was general manager of DSP Group, Israel. Earlier in his career, he held senior positions at several Israeli telecom companies, including C.Mer and Tadiran. Mr. Slonimsky holds a BSEE and a MSEE from the Technion Israel Institute for Technology and an MBA degree from Tel-Aviv University.

B.	Compensation

Compensation of Executive Officers and Directors

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2012, was approximately $4.5 million. For the year ended December 31, 2012, we estimate that approximately $14,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.

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

Equity Plans

Beginning in 2004, we have issued to our employees and consultants stock options, founders warrants and warrants to purchase our ordinary shares, and beginning in October 2011, we have issued restricted share awards. Due to French corporate law and tax considerations, we have issued such equity awards under four types of equity plans, collectively referred to in this discussion as our equity plans. Our equity plans provide for the issue of stock options to employees pursuant to our Stock Option Plans, warrants to our business partners, including consultants and advisors, who have long-term relationships with us and advise us on a regular basis, pursuant to our BSA Subscription Plans, and restricted share awards pursuant to our Restricted Share Award Plans, and prior to our initial public offering in the United States in April 2011, founders warrants to employees in France until the time of our initial public offering, pursuant to our BCE Subscription Plans. Founders warrants are a specific type of option available to qualifying young companies in France and have a more favorable tax treatment for both the employee and the employer compared to stock options, but otherwise function in the same manner as stock options, in particular in terms of vesting. Following completion of our initial public offering in the Unites States in April 2011, we no longer issue founders warrants.

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

Since 2004 through March 22, 2013, our shareholders have approved and authorized the issuance of an aggregate of 7,454,500 shares under our equity plans. At March 22, 2013, there were outstanding stock options, founders warrants and warrants to purchase a total of 4,539,198 of our shares issued under our equity plans at a weighted average exercise price of $4.58, of which 2,012,500 were held by our directors and executive officers at a weighted average exercise price of $6.00 per share. Of these outstanding stock options, founders warrants and warrants, at March 22, 2013, options to purchase 2,646,149 ordinary shares were vested and exercisable. At March 22, 2013, there were 78,950 restricted share awards outstanding, none of which was vested, and none of which was held by our directors and executive officers.

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

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or have options to purchase more than one percent of our ordinary shares as of March 22, 2013:

Name (Title)	Number of Option(s)	Exercise Price	Expiration Date
Dr. Georges Karam, Chairman and Chief Executive Officer	500,000	€6.26 ($8.14)	Mar. 8, 2021
	50,000	$2.04	Dec. 13, 2022

Bertrand Debray, Vice President, Engineering	150,000	€6.26 ($8.14)	Mar. 8, 2021
	24,000	$2.04	Dec. 13, 2022

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

Our board of directors currently consists of seven directors. Under our by-laws, our board of directors may be comprised of up to nine members. Our board of directors is not currently seeking to fill the two vacant positions. Our board of directors has determined that each of Messrs. Patterson, de Pesquidoux, Pitteloud, Sharma and Slonimsky qualify as independent under the applicable rules and regulations of the SEC and the NYSE, whereas Mr. Delfassy is not considered as independent due to a consulting agreement for business development services entered into before Mr. Delfassy became a board member, which continues to be in effect as of the date of this annual report.

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

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2015
Gilles Delfassy	Director	2012	2015
James Patterson	Director	2011	2013
Hubert de Pesquidoux	Director	2011	2013
Dominique Pitteloud	Director	2005	2013
Alok Sharma	Director	2011	2013
Zvi Slonimsky	Director	2006	2015

At our last shareholders’ general meeting held in June 2012, our by-laws were amended to provide that each director is elected for a three-year term by a vote of the majority of the shareholders present or represented. We intend to elect approximately one-third of our directors each year.

Under French law, a director who is an individual cannot serve on more than five boards of directors or supervisory boards in corporations (société anonyme) registered in France; directorships in companies controlled by us, as defined in article L.233-16 of the French Commercial Code, are not taken into account.

Directors may resign at any time and their position as members of the board of directors may be revoked at any time by a majority vote of the shareholders present or represented at a shareholders’ general meeting, excluding abstentions. The number of directors who are over 70 years old may not exceed one third of the total number of directors and the chairman of our board must not be over 65 years old. A director does not need to be a French national and there is no limitation on the number of terms that a director may serve. In case of removal without cause, directors may be entitled to damages.

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

Directors are required to comply with applicable law and with our by-laws. Our directors may be jointly and severally liable for actions that they take that are contrary to our interests. Directors are jointly and severally liable for collective decisions. However, each director may avoid liability by proving that he or she acted diligently and with caution, in particular by not approving the decision at issue or even by resigning in the event of certain critical situations. In certain critical situations, in order to avoid liability for decisions made by the board, a director must resign from his or her office. Directors may be individually liable for actions fully attributable to them in connection with a specific mission assigned to them by the board of directors. As a director, the chairman of the board is liable under the same conditions. The chief executive officer may be liable with respect to third parties if he commits a fault that is severable from his duties and which is only attributable to him.

Directors’ Service Contracts

We have entered into letter agreements with each of James Patterson and Alok Sharma. We also entered into a consulting agreement with Gilles Delfassy before he became one of our directors. See “Item 7.B—Related Party Transactions—Agreements with Executive Officers and Directors—Director and Compensation Agreements”. There are no arrangements or understandings between us and any of our non-employee directors providing for benefits upon termination of their employment or service as directors of our company, other than as required by applicable law.

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

At December 31, 2012, we had 183 full-time employees, of whom 115 were located in France, 19 were in the United Kingdom, 13 were in China, 9 were in the United States, 8 were in Singapore, 7 were in Israel, 5 were in Taiwan, 2 were in India, 3 were in South Korea, 1 was in Ukraine and 1 was in Hong Kong. These employees include 145 in research and development, 15 in sales and marketing and 19 in general and administration and 4 in operations. Management considers labor relations to be good. We also have independent contractors and consultants. At December 31, 2012, we had 20 dedicated engineers from Global Logic in Ukraine for software development and testing, and also had 4 independent contractors in both research and development and sales and marketing in France.

At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2010	2011	2012
Department:
Research and development	108	139	144
Sales and marketing	48	46	15
General and administration	20	21	19
Operations	6	6	4

Total	182	212	182

Geography:
Europe, Middle East, Africa	143	163	141
Asia	29	38	32
Americas	10	11	9
Total	182	212	182

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B.—Compensation—Equity Plans” and “Item 7.A—Major Shareholders.”

Item  7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 22, 2013:

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

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 44,683,839 ordinary shares outstanding as of March 22, 2013.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
5% Shareholders
Add Partners and affiliates(1)	4,371,996	9.8%
I-Source Gestion and affiliates(2)	3,314,226	7.4
Kennet Partners and affiliates(3)	3,219,766	7.2
Dr. Georges Karam(4)	3,367,845	7.5
Harvey Partners, LLC(5)	2,850,000	6.4
Executive Officers and Directors
Dr. Georges Karam(4)	3,367,845	7.5%
Deborah Choate(6)	207,344	*
Bertrand Debray(7)	945,314	2.1
Rudy Leser(8)	47,500	*
T. Craig Miller(9)	105,000	*
Eddy Tang(10)	115,762	*
Hugues Waldburger(11)	119,031	*
Gilles Delfassy	0	*
James Patterson(12)	47,677	*
Hubert de Pesquidoux(13)	16,677	*
Dominique Pitteloud(14)	16,677	*
Alok Sharma(15)	16,677	*
Zvi Slonimsky(16)	233,465	*
All executive officers and directors as a group (13 persons)(17)	5,238,969	11.4%

*	Represents beneficial ownership of less than 1%.
(1)	Based on information provided to the Company. Includes 4,304,838 shares held by ADD One LP, or ADD; and 67,158 shares held by ADD One GmbH K.G. & Co, or KG. Pursuant to the constitutional documents of ADD and KG, ADD Management Limited, or AML, has sole voting and investment power over the shares held by ADD and KG. AML is the managing general partner of ADD One General Partner LP which in turn is the managing general partner of ADD and Liquidator of KG. The board of directors of AML consists of Kevin Brennan, Barry McClay and James Martin, who share such voting and investment power. Each of Kevin Brennan, Barry McClay and James Martin disclaim beneficial ownership except to the extent of his or her pecuniary interest therein. The address of AML is 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey, GY1 2HL.
(2)	Based on a Schedule 13G filed with the SEC on February 14, 2012 and information provided to the Company. Includes 2,798,172 shares owned by FCPR T-Source; 357,578 shares owned by FCPI CA Innovation 6; 92,015 shares owned by FCPI CA Innovation 9; and 66,461 shares owned by FCPI CA Investissement 1. I-Source Gestion, as the management company of FCPR T-Source, and the delegate of Amundi PEF, the management company of the FPCI CA Innovation 6, CA Innovation 9 and CA Investissement 1, is the Reporting Person. Under French Law, the funds (FCPR, FCPI) do not have legal capacity or their own personnel; they are represented in all respects by the management company, which acts in the interest of the unit holders of each fund. I-Source Gestion SA is a French société de gestion (management company) regulated as such by the French Autorité des Marchés Financiers. Organized as a Société Anonyme, it is governed by a Directoire, comprised of Didier Moret, the Président du Directoire, Nicolas Landrin, Directeur Général, and Jean-Philippe Zoghbi, Directeur Général. They make voting and investment decisions for I-Source Gestion SA. Therefore, I-Source Gestion, Didier Moret, Nicolas Landrin and Jean-Philippe Zoghbi have shared voting and shared dispositive power over all shares owned of record by the Funds. However, Didier Moret, Nicolas Landrin and Jean-Philippe Zoghbi disclaim beneficial ownership of those shares except to the extent of their pecuniary interest therein, if any. The address of I-Source Gestion is 23, avenue d’Iéna 75116 Paris, France.
(3)	Based on a Schedule 13G filed with the SEC on February 9, 2012 and information provided to the Company. Includes 3,205,401 shares held by Kennet II LP, or KII; and 14,365 shares held by King Street Partners LP, or KSP. Pursuant to a management agreement, Kennet Capital Management (Jersey) Limited, or KCMJL, has sole voting and investment power over the shares held by KII and KSP. The board of directors of KCMJL consists of Michael Harrop, David King and Jane Stammers, who share such voting and investment power. Each of Michael Harrop, David King and Jane Stammers disclaim beneficial ownership except to the extent of his or her pecuniary interest therein. The address of KCMJL is 47 Esplanade, St. Helier, Jersey JE1 0BD Channel Islands.
(4)	Includes 260,417 shares subject to options that are exercisable within 60 days of March 22, 2013.
(5)	Based on a Schedule 13G filed with the SEC on February 25, 2013. Includes 598,500 ADSs held by Harvey SMidCap Fund, LP, a Delaware limited partnership (“SMidCap Fund”), 1,263,975 ADSs held by Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company (“SMidCap Offshore Fund”), and 987,525 ADSs held by Harvey QP, LP, a Delaware limited partnership (“Harvey QP”). Harvey Partners, LLC (“Harvey Partners”) is the investment manager of SMidCap Fund, SMidCap Offshore Fund and Harvey QP, and as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by SMidCap Fund, SMidCap Offshore Fund and Harvey QP. James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.
(6)	Includes 202,344 shares subject to options that are exercisable within 60 days of March 22, 2013.

(7)	Includes 60,000 shares held by Mr. Debray as custodian for his son Simon Debray and 60,000 shares held by Mr. Debray’s son Matthieu. Includes 78,125 shares subject to options that are exercisable within 60 days of March 22, 2013.
(8)	Includes 47,500 shares subject to options that are exercisable within 60 days of March 22, 2013.
(9)	Includes 105,000 shares subject to options that are exercisable within 60 days of March 22, 2013.
(10)	Includes 67,292 shares subject to options that are exercisable within 60 days of March 22, 2013.
(11)	Includes 102,031 shares subject to options that are exercisable within 60 days of March 22, 2013.
(12)	Includes 16,667 shares subject to options that are exercisable within 60 days of March 22, 2013.
(13)	Includes 16,667 shares subject to options that are exercisable within 60 days of March 22, 2013.
(14)	Includes 16,667 shares subject to options that are exercisable within 60 days of March 22, 2013.
(15)	Includes 16,667 shares subject to options that are exercisable within 60 days of March 22, 2013.
(16)	Includes 233,465 shares subject to options that are exercisable within 60 days of March 22, 2013.
(17)	Includes 1,162,842 shares subject to options that are exercisable within 60 days of March 22, 2013.

None of our principal shareholders have voting rights different than our other shareholders.

At March 22, 2013, there were 44,387,798 of our ADSs outstanding, representing 44,387,798 of our ordinary shares or 99.3% of our outstanding ordinary shares. At such date there were 51 holders of record registered with the Bank of New York Mellon, depositary of our ADSs.

B.	Related Party Transactions

Since January 1, 2012, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Under French law, agreements entered into directly or indirectly between us and either one of our officers or one of our shareholders owning more than 10% of our shares, or any company controlling one of our shareholders owning more than 10% of our shares, are subject to the prior approval of the board of directors and must be ratified by our ordinary shareholders’ general meetings on the basis of a specific report issued by our statutory auditors on such agreements. Our managing director agreement with Georges Karam, our letter agreements with each James Patterson and Alok Sharma, and our consultancy services agreements with each of Zvi Slonimsky and Gilles Delfassy described below have been submitted to the prior approval of the board of directors and have been or will be submitted to our shareholders at each annual shareholders’ general meeting.

Transaction with Our Principal Shareholders

Registration Rights

Pursuant to the terms of our amended and restated shareholder agreement that was entered into in July 2006, as amended and restated on January 31, 2008, in connection with our preference share financing, the shareholders party to that agreement may exercise certain registration rights with respect to the ordinary shares issuable upon conversion of our preference shares. During the five year period ending April 14, 2016, shareholders representing 50% of the ordinary shares subject to the shareholder agreement have the right to two “demand” registrations of an underwritten public offering by such holders of ordinary shares at our expense. Such shareholders, as well as certain founding shareholders, including Messrs. Karam and Debray, are entitled to unlimited “piggyback” and Form S-3, or the equivalent, registration rights at our expense. These registration rights terminate on the earlier of April 14, 2016 and, with respect to each shareholder, when all of such shareholders’ shares can be sold in any three-month period pursuant to Rule 144 of the Securities Act.

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

Effective June 1, 2012, prior to Gilles Delfassy joining the board of directors, we entered into an agreement whereby Mr. Delfassy provides to the Company consultancy services in the area of business development and strategy in the broadband wireless access industry. This agreement expires on June 1, 2013. During the year ended December 31, 2012, Mr. Delfassy earned fees totaling $79,000 under this contract.

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

Legal Proceedings

On September 9, 2011 a class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company, certain of its officers and directors, and UBS Limited and Jefferies & Company Inc, the lead underwriters in our initial public offering. This action, Donald Dean Johnson v. Sequans Communications S.A., et al, alleges violations of the U.S. federal securities laws in connection with our initial public offering. A substantially similar complaint was filed on October 25, 2011, also in the United States District Court for the Southern District of New York. On December 13, 2011 the Court consolidated the two actions, and appointed lead plaintiffs and co-lead plaintiffs’ counsel. On January 31, 2012, lead plaintiffs filed a Consolidated Amended Complaint for Violations of Federal Securities Laws, which seeks unspecified damages. On May 14, 2012, the Company filed a Motion to Dismiss the consolidated complaint. Following oral argument, on January 17, 2013, the Court granted the Company’s motion and gave lead plaintiffs 20 days leave to move to amend their complaint. On February 7, 2013, plaintiffs brought a motion for leave to file an amended complaint, and on March 15, 2013, the Company filed an opposition. The Court has not yet scheduled a hearing on plaintiffs’ motion. We intend to vigorously defend ourselves against the consolidated action.

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

No significant changes have occurred since December 31, 2012, except as otherwise disclosed in this annual report.

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

	High	Low
Year ended December 31, 2011:
Second Quarter (beginning April 15)	$19.50	$7.81
Third Quarter	$17.80	$4.23
Fourth Quarter	$6.38	$2.12
Year ending December 31, 2012:
First Quarter	$3.82	$2.50
Second Quarter	$2.76	$2.00
Third Quarter	$2.30	$1.54
Fourth Quarter	$2.75	$1.30
Year ending December 31, 2013:
First Quarter (through March 22, 2013)	$2.85	$1.46

Last Six Months
September	$1.87	$1.55
October	$1.85	$1.32
November	$1.85	$1.30
December	$2.75	$1.68
January	$2.85	$2.10
February	$2.31	$1.50

On March 22, 2013, the last reported sale price of our ADSs on the New York Stock Exchange was $1.60 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADS have been listed on the New York Stock Exchange under the symbol “SQNS” since April 15, 2011.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-3 (File No. 333-182854), filed with the SEC on July 26, 2012, under the heading “Description of Share Capital” is incorporated herein by reference.

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

We entered into an underwriting agreement with Needham & Company, LLC on February 15, 2013, with respect to the ADSs sold in our February 2013 public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

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

Material United States Federal Income Tax Consequences

The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of the ADSs. This description addresses only the United States federal income tax consequences to holders that are purchasers of the ADSs and hold such ADSs as capital assets (generally property held for investment). This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

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

Distributions with Respect to ADSs

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you with respect to your ADSs (other than certain distributions, if any, of the ADSs distributed pro rata to all our shareholders), before reduction for any French taxes withheld therefrom, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ADSs and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

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

Sale, Exchange or Other Disposition of ADSs

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, you will recognize capital gain or loss on the sale, exchange or other disposition of your ADSs equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ADSs. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ADSs is eligible for the preferential rate of taxation applicable to long-term capital gains if your holding period for such ADSs exceeds one year (i.e., such gain is long-term capital gain). Gain or loss, if any, recognized by a U.S. Holder will be treated as U.S. source gain or loss, as the case may be, for foreign tax credit limitation purposes. The deductibility of capital losses for United States federal income tax purposes is subject to limitations.

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

Based on the character of our gross income and the average value of our passive assets relative to the gross value of our assets for the taxable year ended December 31, 2012, we do not believe we were a PFIC for 2012. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2013 or any other future year until after the close of that year. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of the ADSs has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether we will be a PFIC, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for a given year, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you for the year (defined as your ratable portion of distributions in the year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or, if shorter, your holding period for the ADSs) and (b) any gain realized on the sale or other disposition (including a pledge) of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, the tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions with Respect to ADSs.”

Certain elections are available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status described above. One such election is a qualified electing fund, or a QEF, election, under which you would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as capital gain. However, we do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ADSs annually, provided that the ADSs are “marketable.” The ADSs will be marketable if they are regularly traded on certain U.S. stock exchanges, including the NYSE, or on certain non-U.S. stock exchanges. For these purposes, the shares will be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election would not be effective for such subsidiaries.

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

Information with Respect to Foreign Financial Assets

Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 are required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities, including ADSs issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are encouraged to consult their tax advisors regarding the application of this reporting requirement as it relates to their ownership of ADSs.

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

French Material Tax Consequences

The following is a description of the material French tax consequences of the acquisition, ownership and disposition of the ADSs by a U.S. Holder. This description is based on applicable tax laws, regulations and judicial decisions as of the date of this annual report, and, where applicable, the Convention between the United States of America and France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, dated of August 31, 1994, as amended from time to time (the “U.S. Treaty”).

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

Holders of Company ADSs are encouraged to consult their own tax advisors as to the particular tax consequences to them of owning the ADS, including their eligibility for benefits under the U.S. Treaty, the application and effect of state, local, foreign and other tax laws and possible changes in tax laws or in their interpretation.

Taxation of Dividends

Dividends paid by a French company to non-French holders are generally subject to a 30% withholding tax (or 21% if the holder is an individual resident of the EU, Norway, Iceland or Liechtenstein). Such 30% withholding tax rate can be increased to 75% if the dividend is paid towards non-cooperative States or territories (as mentioned above) irrespective of the tax residence of the beneficiary of the dividends. Such withholding tax rates may, however, be reduced by application of a tax treaty with France.

Dividends paid to a Qualifying U.S. Holder by French companies are immediately subject to a reduced rate of 15%, provided that such Qualifying U.S. Holder establishes before the date of payment of the dividend that he or she is a U.S. resident under the U.S. Treaty by completing and delivering the depositary with a simplified certificate (Form 5000) (the “Certificate”) in accordance with French tax guidelines (BOI-INT-DG-20-20-20-20). Dividends paid to a Qualifying U.S. Holder that has not filed and delivered to the paying agent the Certificate before the dividend payment date, will be subject to French withholding tax at the rate of 30%. The tax withheld in excess of 15% can be refunded by the French tax authorities provided that such Qualifying U.S. Holder duly completes and provides the French tax authorities with the Certificate and Form 5001 (the “Forms”) before December 31 of the second calendar year following the year during which the dividend is paid. U.S. pension funds and other tax exempt entities are subject to the same general filing requirement as the U.S. Holders, except that they may be required to supply additional documentation evidencing their entitlement to these benefits.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $9.7 million, $57.2 million and $28.8 million, at December 31, 2010, 2011 and 2012 respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. The primary objectives of our investment activities are to preserve principal, and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2012 would not have a material effect on interest income.

Foreign Currency Risk

We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, we estimate the impact, in absolute terms, on operating expenses for 2012, would have been $2.2 million.

Commencing in 2009 and ongoing through the date of this report, we have entered into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. Currently, we do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Initial Public Offering

The effective date of the registration statement on Form F-1, File No. 333-173001, for our initial public offering of ADSs, each representing one ordinary share, nominal value €0.02, was April 14, 2011. UBS Limited and Jefferies & Company, Inc. acted as joint book-running managers of the offering and representatives of the underwriters. We sold 6,666,666 ADSs in our initial public offering for an aggregate offering price of the shares sold was $66.7 million. The selling shareholders sold 1,033,334 ADSs at an aggregate offering price of $10.3 million. The total expenses of the offering to us, including underwriting discounts and commissions, were approximately $8.3 million. The net proceeds that we received from the offering were approximately $58.4 million.

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

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2012, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

Based on our assessment, management believes that as of December 31, 2012 our internal control over financial reporting is effective based on these criteria.

No Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding the Company’s internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to an exemption for non-accelerated filers under Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”). Dodd-Frank provides an exemption from the independent auditor attestation requirement under Section 404(b) of the Sarbanes-Oxley Act for issuers that are neither large accelerated filers nor accelerated filers. The Company qualifies for this exemption.

Changes in Internal Control Over Financial Reporting

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young Audit has served as our independent registered public accounting firm for 2011 and 2012. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2011	2012
	(euros in thousands)
Audit Fees	€283	€303
Audit-Related Fees	142	—
Tax Fees	—	—
All Other Fees	—	—

Total	€425	€303

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. There were no “Tax Fees” or “Other Fees” billed or paid during 2011 or 2012.

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

•	Audit Committee—Our audit committee is responsible for organizing for selecting our statutory auditors and making a recommendation to our board of directors regarding their chose and terms of compensation. As required by French law, the actual appointment of the statutory auditors is made by our shareholders at a general meeting of the shareholders. According to the Audit Committee Charter, our audit committee has the authority to engage advisors and determine appropriate funding for payment of compensation to an independent auditor or other advisors necessary or appropriate to aid the committee in carrying out its responsibilities.

•	Executive Sessions/Communications with Independent Directors—French law does not require (and we do not currently provide) for our independent directors to meet regularly without management, nor does it require the independent directors to meet alone in executive session at least once a year. However, if our independent directors decide to do so, they may do so. In addition, French law does not require (and we do not currently provide) a method for interested parties to communication with our independent directors.

•	Equity Compensation Plans—Under French law, we must obtain shareholder approval at a general meeting of the shareholders in order to adopt an equity compensation plan. Generally, the shareholders then delegate to our board of directors the authority to decide on the specific terms of the granting of equity compensation, within the limits of the shareholders’ authorization.

•	Corporate Governance Guidelines—We have adopted a Board Internal Charter as required by French law that sets forth certain corporate governance practices of our board under French law. This Board Internal Charter does not cover all items required by the NYSE Listed Company Manual for U.S. companies listed on the NYSE.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See pages F-1 through F-41 of this annual report.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit Number	Description of Exhibit

1.1*	By-laws (statuts) of Sequans Communications S.A. (English translation)

2.1	Shareholders’ Agreement, by and between Sequans Communications S.A. and certain shareholders signatory thereto, dated January 31, 2008 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Registration Statement on Form F-1, as amended (Registration No. 333-173001) (“Registration No. 333-173001”))

2.2	Form of Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.2 to Registration No. 333-173001)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

4.1(a)	Stock Option Subscription Plans—2006-1, 2006-2, 2006-3, 2006-4, 2008-1, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.1 to Registration No. 333-173001)

4.1(b)*	Stock Option Subscription Plan—2012-1

4.2(a)	BSA Subscription Plans—2006-1, 2006-2, 2006-3, 2007-1, 2007-2, 2008-1, 2008-2, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2010-2-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.2 to Registration No. 333-173001)

4.2(b)*	BSA Subscription Plan—2012-2

4.3	BSA (Warrants) Issuance Agreement, dated January 11th, 2011 (incorporated by reference to Exhibit 4.4 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

4.4	BSA (Warrants) Issuance Agreement, dated January 11th, 2011 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

4.5	BSA (Warrants) Issuance Agreement, dated March 8th, 2011 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

4.6*	BSA (Warrants) Issuance Agreement, dated June 26, 2012 (6,000 BSA)

4.7*	BSA (Warrants) Issuance Agreement, dated June 26, 2012 (25,000 BSA)

4.8	Investment Agreement, by and between Sequans Communications S.A. and certain investors signatory thereto, dated July 1, 2010 (incorporated by reference to Exhibit 10.5 to Registration No. 333-173001)

4.9	Consultancy Services Agreement by and between Sequans Communications S.A. and Zvi Slonimsky, dated May 27, 2010 (incorporated by reference to Exhibit 10.6 to Registration No. 333-173001)

4.10	Form of Letter Agreement by and between Sequans Communications S.A. and Board Nominee (incorporated by reference to Exhibit 10.7 to Registration No. 333-173001)

4.11	Loan Agreement by and between Sequans Communications S.A. and Eddy Tang, dated August 23, 2010 (incorporated by reference to Exhibit 10.8 to Registration No. 333-173001)

4.12	Global Export Agreement by and between Sequans Communications S.A. and Natixis Factor, dated as of May 3, 2010 (English translation) (incorporated by reference to Exhibit 10.9 to Registration No. 333-173001)

4.13	Assembly & Testing Service Agreement by and between Sequans Communications S.A. and United Test and Assembly Center Ltd, dated as of November 8, 2010 (incorporated by reference to Exhibit 10.11 to Registration No. 333-173001)

4.14	Commercial Lease by and between Sequans Communications S.A. and Groupama Immobilier S.A., dated as of May 11, 2005, as amended through Amendment No. 7 to Commercial Lease, dated as of March 7, 2011 (English translation) (incorporated by reference to Exhibit 10.12 to Registration No. 333-173001)

4.15	Lease by and between Sequans Communications Limited and Sergo (Winnersh) Limited, dated as of October 14, 2010 (incorporated by reference to Exhibit 10.13 to Registration No. 333-173001)

4.16	Agreement by and between Sequans Communications S.A. and Oseo Innovation, dated as of January 6, 2010 (incorporated by reference to Exhibit 10.15 to Registration No. 333-173001)

4.17	Agreement regarding the convertible notes subscription facility by and between Sequans Communications S.A. and Natixis S.A., dated December 14, 2007, as amended on June 23, 2010 and February 11, 2011 (English translation) (incorporated by reference to Exhibit 10.16 to Registration No. 333-173001)

8.1*	List of Subsidiaries

12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Audit, independent registered public accounting firm

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman

Date: March 29, 2013

Sequans Communications S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sequans Communications S.A.:

We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. and subsidiaries (the “Company”) as of December 31, 2010, 2011 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Ernst & Young Audit

/s/  Frédéric Martineau

Represented by Frédéric Martineau

Paris-La Défense, France

March 29, 2013

Sequans Communications S.A.

Consolidated Statements of Operations

		Year ended December 31,
	Note	2010	2011	2012
		(in thousands, except share and per share amounts)
Revenue:
Product revenue		$64,933	$91,742	$19,600
Other revenue		3,611	1,972	2,654

Total revenue	3	68,544	93,714	22,254

Cost of revenue:
Cost of product revenue		33,272	46,167	11,781
Cost of other revenue		340	247	176

Total cost of revenue	4.2	33,612	46,414	11,957

Gross profit		34,932	47,300	10,297

Operating expenses:
Research and development	4.4	17,917	24,935	28,408
Sales and marketing		13,541	12,963	6,562
General and administrative		3,953	8,327	8,096

Total operating expenses	4.2	35,411	46,225	43,066

Operating income (loss)		(479)	1,075	(32,769)

Financial income (expense):
Interest expense	4.1	(1,190)	(470)	(104)
Interest income	4.1	311	81	241
Foreign exchange gain (loss)	4.1	925	(744)	(158)
Change in the fair value of Category E convertible notes option component	4.1	(2,109)	—	—

Profit (Loss) before income taxes		(2,542)	(58)	(32,790)

Income tax expense (benefit)	5	150	371	234
Profit (Loss)		$(2,692)	$(429)	$(33,024)

Attributable to:
Shareholders of the parent		(2,692)	(429)	(33,024)
Non-controlling interests		—	—	—

Basic earnings (loss) per share	6	$(0.11)	$(0.01)	$(0.95)

Diluted earnings (loss) per share	6	$(0.11)	$(0.01)	$(0.95)

Number of shares used for computing:
Basic		24,980,139	32,610,680	34,680,227

Diluted		24,980,139	32,610,680	34,680,227

Sequans Communications S.A.

Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Profit (Loss) for the year	$(2,692)	$(429)	$(33,024)

Available for sale financial assets:
Gains (Losses) arising during the year	1	—	—
Reclassification adjustments to profit (loss)	(16)	—	—
Foreign currency translation	31	(7)	52
Cash flow hedges:
Gains (Losses) arising during the year	(33)	(355)	147
Reclassification adjustments to profit (loss)	(21)	(351)	838

Total other comprehensive income (loss)	(38)	(713)	1,037

Total comprehensive income (loss)	$(2,730)	$(1,142)	$(31,987)

Attributable to:
Shareholders of the parent	(2,730)	(1,142)	(31,987)
Non-controlling interests	—	—	—

Sequans Communications S.A.

Consolidated Statements of Financial Position

		At December 31,
	Note	2010	2011	2012
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	7	$5,291	$9,334	$9,187
Intangible assets	8	3,144	4,233	4,184
Loan and other receivables		1,485	531	458
Available for sale financial assets	18	432	677	931
Research tax credit receivable	4.4	—	—	4,103

Total non-current assets		10,352	14,775	18,863

Current assets:
Inventories	9	8,768	11,660	7,443
Trade receivables	10	14,163	8,373	5,529
Prepaid expenses and other receivables		3,333	2,571	3,074
Recoverable value added tax		1,361	2,008	415
Research tax credit receivable	4.4	2,001	4,423	4,327
Cash and cash equivalents	11	9,739	57,220	28,751

Total current assets		39,365	86,255	49,539

Total assets		$49,717	$101,030	$68,402

EQUITY AND LIABILITIES
Equity:
Issued capital euro 0.02 nominal value, 34,683,839 shares issued and outstanding at December 31, 2012 (34,667,339 and 27,720,013 at December 31, 2011 and 2010, respectively)	12	$710	$912	$912
Share premium	12	68,972	129,283	129,309
Other capital reserves	13	5,194	9,368	12,556
Accumulated deficit		(54,262)	(54,691)	(87,715)
Other components of equity		85	(628)	409

Total equity		20,699	84,244	55,471

Non-current liabilities:
Government grant advances and interest-free loans	15	1,278	385	287
Finance lease obligations	14	—	—	236
Provisions	16	184	259	369
Deferred tax liabilities		—	55	85

Total non-current liabilities		1,462	699	977

Current liabilities:
Trade payables	17	15,508	8,580	6,038
Interest-bearing loans and borrowings	14	3,564	—	—
Government grant advances and interest-free loans	15	1,889	717	515
Finance lease obligations	14	—	—	129
Other current financial liabilities	18	5,270	5,846	4,133
Deferred revenue	18	893	869	609
Provisions	16	432	75	530

Total current liabilities		27,556	16,087	11,954

Total equity and liabilities		$49,717	$101,030	$68,402

Sequans Communications S.A.

Consolidated Statements of Changes in Equity

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity
	Shares	Amount
	(Note 12)	(Note 12)	(Note 12)	(Note 13)
	(in thousands, except share and per share amounts)
At January 1, 2010	23,696,451	$606	$47,671	$4,063	$(51,570)	$58	$65	$893

Loss for the year					(2,692)			(2,692)
Foreign currency translation						31		31
Income and expense directly recognized in equity							(69)	(69)

Total comprehensive income (loss)					(2,692)	31	(69)	(2,730)

Issue of share capital	1,729,249	44	8,983					9,027
Issue of shares in connection with the exercise of options and warrants	231,813	6	284					290
Conversion of Category E convertible notes	2,062,500	54	13,095					13,149
Initial Public Offer costs			(754)					(754)
Share-based payment				1,131				1,131
Transaction costs			(307)					(307)

At December 31, 2010	27,720,013	$710	$68,972	$5,194	$(54,262)	$89	$(4)	$20,699

Loss for the year					(429)			(429)
Foreign currency translation						(7)		(7)
Income and expense directly recognized in equity							(706)	(706)

Total comprehensive income (loss)					(429)	(7)	(706)	(1,142)

Issue of shares in connection with the exercise of options and warrants	280,660	8	571					579
Issue of shares in initial public offering	6,666,666	194	66,473					66,667
Transaction costs			(6,733)					(6,733)
Share-based payment				4,174				4,174

At December 31, 2011	34,667,339	$912	$129,283	$9,368	$(54,691)	$82	$(710)	$84,244

Loss for the year					(33,024)			(33,024)
Foreign currency translation						52		52
Income and expense directly recognized in equity							985	985

Total comprehensive income (loss)					(33,024)	52	985	(31,987)

Issue of shares in connection with the exercise of options and warrants	16,500		26					26
Share-based payment				3,188				3,188

At December 31, 2012	34,683,839	$912	$129,309	$12,556	$(87,715)	$134	$275	$55,471

Sequans Communications S.A.

Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2010	2011	2012
		(in thousands)
Operating activities:
Profit (Loss) before income taxes		$(2,542)	$(58)	$(32,790)
Non-cash adjustment to reconcile income (loss) before tax to net cash from (used in) operating activities:
Amortization and impairment of property, plant and equipment	7	2,600	4,066	4,442
Amortization and impairment of intangible assets	8	1,314	1,836	1,758
Share-based payment expense	4.3	1,131	4,174	3,189
Increase (decrease) in provisions		67	(31)	565
Change in fair value of Category E convertible notes option component	4.1	2,109	—	—
Financial expense		370	471	(137)
Foreign exchange loss (gain)		(1,363)	205	(37)
Loss (Gain) on disposal of property, plant and equipment	7, 8	(3)	—	—
Interest-free financing benefit		(216)	178	—
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivables		(9,256)	5,144	3,925
Decrease (Increase) in inventories		(7,212)	(2,870)	4,217
Decrease (Increase) in research tax credit receivable		983	(2,422)	(4,007)
Increase (Decrease) in trade payables and other liabilities		14,113	(6,987)	(3,317)
Decrease in deferred revenue		(758)	(24)	(260)
Increase (Decrease) in government grant advances		205	(521)	(292)
Income tax paid		(61)	(398)	(104)

Net cash flow from (used in) operating activities		$1,481	$2,763	$(22,848)

Investing activities:
Purchase of intangible assets and property, plant and equipment	7, 8	$(6,371)	$(11,042)	$(5,571)
Purchase of financial assets		(1,056)	—	(181)
Refund of factoring deposit and other		—	709	—
Proceeds from sale of intangible assets and property, plant and equipment		50	—	—

Net cash flow used in investments activities		$(7,377)	$(10,333)	$(5,752)

Financing activities:
Initial public offering proceeds, net of transaction costs paid		$(754)	$59,934	$—
Proceeds from issue of shares and warrants, net of transaction costs		9,010	579	26
Proceeds from borrowings		36	—	—
Repayment of borrowings and finance lease liabilities		—	(3,479)	(40)
Interest received (paid)		(324)	(656)	136
Proceeds from interest-free loans		789	—	—
Repayment of interest-free loans		(913)	(1,321)	—

Net cash flows from financing activities		$7,844	$55,057	$122

Net increase (decrease) in cash and cash equivalents		1,948	47,487	(28,478)
Net foreign exchange difference		(1)	(6)	9
Cash and cash equivalent at January 1		7,792	9,739	57,220

Cash and cash equivalents at period end	11	$9,739	$57,220	$28,751

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

Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ending December 31, 2012. Comparative figures are presented for December 31, 2010 and 2011.

The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.

The Consolidated Financial Statements of the Company for the years ended December 31, 2010, 2011 and 2012 have been authorized for issue in accordance with a resolution of the board of directors on March 26, 2013.

Basis of consolidation

The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries at December 31, 2012:

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

2.2. Changes in accounting policy and disclosures

New and amended standards and interpretations

The accounting policies adopted in 2012 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2012:

•	IFRS 7 Financial Instruments: Disclosures — Enhanced Derecognition Disclosure Requirements

•	IAS 12 Income Taxes (Amendment) – Deferred Taxes: Recovery of Underlying Assets

The timing of the adoption of the above standards and interpretations is described below:

IFRS 7 Financial Instruments: Disclosures — Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the Company’s financial statements to understand the relationship with those assets that have not been derecognised and their associated liabilities. In addition, the amendment requires disclosures about the entity’s continuing involvement in derecognised assets to enable the users to evaluate the nature of, and risks associated with, such involvement.

The amendment is effective for annual periods beginning on or after 1 July 2011. The Company does not have any assets with these characteristics so there has been no effect on the presentation of its financial statements.

IAS 12 Income Taxes (Amendment) – Deferred Taxes: Recovery of Underlying Assets

The amendment clarifies the determination of deferred tax on investment property measured at fair value and introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. It includes the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 should always be measured on a sale basis.

The amendment is effective for annual periods beginning on or after 1 January 2012 and there has been no effect on the Company’s financial position, performance or its disclosures.

Standards issued but not yet effective

Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective.

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings) would be presented separately from items that will never be reclassified (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets).

The amendment affects presentation only and has no impact on the Company’s financial position or performance. The amendment becomes effective for annual periods beginning on or after 1 July 2012, and will therefore be applied in the Company’s first annual report after becoming effective.

IAS19 - Employee benefits

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording.

The main effect of this amendment will be to record actuarial gains and/or losses fully in equity. The amendment becomes effective for annual periods beginning on or after 1 January 2013, which would have an effect on the Company accounts as actuarial gains and losses were accounted for in Consolidated Statements of Operations until December 31, 2012.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The Company does not anticipate any impact of this new standard on its Consolidated Financial Statements as the Company currently has no such agreements. This new standard is effective for annual periods beginning on or after January 2013.

IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous.

These amendments are not expected to impact the Company’s financial position or performance and become effective for annual periods beginning on or after 1 January 2014.

IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32.

These amendments will not impact the Company’s financial position or performance and become effective for annual periods beginning on or after 1 January 2013.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39.

The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets.

The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27.

Based on the preliminary analysis performed, IFRS 10 is not expected to have any impact on the currently held investments of the Company. This standard becomes effective for annual periods beginning on or after 1 January 2013.

IFRS 11 - Joint arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

The Company does not anticipate any impact of this new standard on its Consolidated Financial Statements as the Company has currently no joint arrangement. This new standard is effective for annual period beginning on or after January 2013.

IFRS 12 - Disclosures of Interests in other entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities.

A number of new disclosures are also required, but has no impact on the Company’s financial position or performance. This standard becomes effective for annual periods beginning on or after 1 January 2013.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

IFRS 13 - Fair value measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted.

The Company is currently assessing the impact that this standard will have on the financial position and performance, but based on the preliminary analyses, no material impact is expected. This standard becomes effective for annual periods beginning on or after 1 January 2013.

Annual Improvements May 2012

These improvements will not have any impact on the Company, but include:

•

IAS 1 Presentation of Financial Statements: This improvement clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is the previous period.

•	IAS 16 Property Plant and Equipment: This improvement clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

•	IAS 32 Financial Instruments, Presentation: This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

These improvements are effective for annual periods beginning on or after 1 January 2013.

2.3. Summary of significant accounting policies

Functional currencies and translation of financial statements denominated in currencies other than the U.S. dollar

The Consolidated Financial Statements are presented in U.S. dollars, which is also the functional currency of Sequans Communications S.A. The Company uses the U.S. dollar as its functional currency due to the high percentage of revenues, cost of revenue, capital expenditures and operating costs, other than those related to headcount and overhead, which are denominated in U.S. dollars. Each subsidiary determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD) and the New Israeli shekel (NIS):

	USD/EUR	USD/GBP	USD/SGD	USD/NIS
December 31, 2010
Average rate	1.3268	1.5454	0.7343	0.2754
Closing rate	1.3362	1.5524	0.7798	0.2818

December 31, 2011
Average rate	1.3917	1.6035	0.7956	0.2797
Closing rate	1.2939	1.5490	0.7693	0.2616

December 31, 2012
Average rate	1.2856	1.5850	0.8005	0.2595
Closing rate	1.3194	1.6167	0.8189	0.2679

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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

The Company reflects the classification of foreign exchange gains and losses related to hedges of euro-based operating expenses in operating expenses.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment loss. Depreciation is computed using the straight-line method over the estimated useful lives of each component. The useful lives most commonly used are the following:

Machinery and equipment	3 to 5 years
Building and leasehold improvements	5 to 9 years
Computer equipment	3 years
Furniture and office equipment	3 to 5 years

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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

The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted. Prior to the Company’s initial public offering, the fair value was determined by management, which relied in part upon a report from an external valuator using the binomial pricing model, further details of which are given in Note 13 to the Consolidated Financial Statements. Following completion of the initial public offering of the Company’s shares, the exercise price is based closing market price on the date of grant.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

management at each grant date upon review of a variety of factors, including the valuation used in the latest financing rounds. Since the initial public offering, fair value of the Company’s shares underlying stock option grants equals to the closing price on the New York Stock Exchange on the date of grant.

Provision

As disclosed in Note 16 to the Consolidated Financial Statements, the Company is subject to a tax audit that could result in tax assessments and potential penalties, particularly with respect to claimed research tax credits due to the judgment involved in determining which projects meet the tax code’s criteria for innovation and fundamental research. Based on the Company’s assessment of the potential exposure in this dispute, the Company has recorded a provision for potential tax adjustments or penalties while the Company contests the proposed tax adjustments.

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

	Europe, Middle East, Africa	Americas	Asia	Total
	(in thousands)
Year ended December 31, 2010
Total revenue
Sales to external customers	$4,914	$2,448	$61,182	$68,544

Year ended December 31, 2011
Total revenue
Sales to external customers	6,823	989	85,902	$93,714

Year ended December 31, 2012
Total revenue
Sales to external customers	$3,479	$934	$17,841	$22,254

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A. See Note 18.3 to these Consolidated Financial Statements for information about major customers.

4. Other revenues and expenses

4.1. Financial income and expenses

Financial income:

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$311	$81	$241
Foreign exchange gain	3,607	1,092	1,904

Total financial income	$3,918	$1,173	$2,145

Financial expenses:

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Interests on loans and finance leases	$637	$134	$5
Other bank fees and financial charges	553	336	99
Change in fair value of Category E Convertible notes option component	2,109	—	—
Foreign exchange loss	2,682	1,836	2,062

Total financial expenses	$5,981	$2,306	$2,166

The net foreign exchange loss of $158,000 for the year ended December 31, 2012 (2011: net foreign exchange loss $744,000; 2010: net foreign exchange gain $925,000) arises primarily from euro-based monetary assets. This includes a gain of $158,000 corresponding to the ineffectiveness of foreign exchange hedge (losses of $125,000 in 2011 and $7,000 in 2010).

For the year ended December 31, 2010, the loss of $2,109,000 was related to the change in fair value of the option of the component of the Category E convertible notes, calculated prior to their conversion. (See Note 14.1 to the Consolidated Financial Statements).

4.2. Depreciation, amortization, and share-based payment expense included in the Consolidated Statement of Operations

		Year ended December 31,
	Note	2010	2011	2012
		(in thousands)
Included in cost of revenue:
Cost of inventories		$26,250	$41,654	$8,501
Depreciation and impairment	7	1,347	1,410	1,447
Amortization of intangible assets	8	—	—	37
Wages and benefits		1,008	791	677
Share-based payment expense	13	23	209	156
Assembly services, royalties and other		4,984	2,350	1,139

		$33,612	$46,414	$11,957

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

		Year ended December 31,
	Note	2010	2011	2012
		(in thousands)
Included in operating expenses (between gross profit and operating result):
Depreciation	7	$1,253	$2,656	$2,995
Amortization of intangible assets	8	1,314	1,836	1,721
Wages and benefits		20,249	26,431	22,866
Share-based payment expense	13	1,108	3,965	3,033
Foreign exchange gains and losses related to hedges of euro		(213)	(351)	838
Other		11,700	11,688	11,613

		$35,411	$46,225	$43,066

4.3. Employee benefits expense

		Year ended December 31,
	Note	2010	2011	2012
		(in thousands)
Wages and salaries		$17,244	$20,332	$17,578
Social security costs and other payroll taxes		3,727	6,666	5,702
Other benefits		221	149	29
Pension costs		65	75	234
Share-based payment expenses	13	1,131	4,174	3,189

Total employee benefits expense		$22,388	$31,396	$26,732

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

The amount recognized as an expense for defined contributions plans amounts to $1,110,000 for the year ended December 31, 2012 ($1,006,000 and $1,298,000 for the years ended December 31, 2010 and 2011, respectively).

4.4. Research and development expense

All research and development expense was charged directly to expense in the Statement of Operations.

The amount of research tax credit is deducted from research and development costs. In the year ended December 31, 2011, the French tax authorities confirmed that the Company could include certain subsidiary research expenses in the research tax credit calculation. The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria). Total research tax credit receivable as of December 31, 2012 is $8,430,000, of which $4,327,000 is expected to be recovered in 2013 and $4,103,000 is expected to be recovered at the latest in 2015.

In December 2012, the Company was notified of proposed tax adjustments, penalties and interest which relates almost entirely to the research tax credits claimed for 2008 and 2009. (See Note 16 to the Consolidated Financial Statements).

Government grants have been received in support of certain research programs. Where there are unfulfilled conditions or contingencies relating to the grants, the corresponding amount has been deferred on the Statement of Financial Position until all conditions are fulfilled and contingencies settled at which time amounts earned are recorded as an offset to the corresponding expenses.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The reduction of research and development expense from government grants and research tax credit was as follows:

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Research and development costs	$21,394	$30,855	$33,361
Research tax credit	(1,984)	(4,562)	(4,226)
Government grants	(1,493)	(1,358)	(727)

Total research and development expense	$17,917	$24,935	$28,408

As of December 31, 2010, 2011 and 2012, no development costs were capitalized.

The Company operates in a highly innovative, dynamic and competitive sector. Therefore, the costs incurred from the point when the criteria for capitalization are met to the point when the product is made generally available on the market are not material.

5. Income tax

The major components of income tax expense are:

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Consolidated Statement of Operations
Current income tax:
Current income tax charge	$150	$314	$207
Deferred income tax:	—	57	27

Income tax expense reported in the Consolidated Statement of Operations	$150	$371	$234

A reconciliation of income taxes computed at the French statutory rate (34.43% from the year ended December 31, 2010, 2011 and 2012) to the income tax expense (benefit) is as follows:

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Accounting profit (loss) before income tax	$(2,542)	$(58)	$(32,790)
At France’s statutory income tax rate of 34.43%	(875)	(20)	(11,290)
Non-deductible share-based payment expense	389	1,437	1,098
Tax credits	(683)	(1,571)	(1,455)
Unrecognized benefit of tax loss carryforwards and permanent differences	1,319	525	11,881

Income tax expense (benefit) reported in the Consolidated Statement of Operations	$150	$371	$234

As of December 31, 2012, the Company had accumulated tax losses which arose in France of $99,911,000 that are available for offset against future taxable profits of Sequans Communications S.A within a limit of one million euro per year, plus 50% of the profit exceeding this limit. Remaining unapplied losses would continue to be carried forward indefinitely. As of December 31, 2012, the Company also had accumulated tax losses which arose in its U.K. subsidiary of $251,000 that are available for offset against future taxable profits of its U.K. subsidiary for an unlimited period.

Deferred tax assets were not recognized in the year ended December 31, 2010 with respect to these losses as the Company has not generated taxable profits since its inception in 2003. Deferred tax assets were recognized in 2011 and 2012 only to the extent that deferred tax liabilities existed in the same jurisdiction.

As non monetary assets and liabilities are measured in their functional currency and the Company taxable profit is determined in another currency, deferred tax has to be computed based on the temporary difference that exists between tax and accounting basis. Company’s analysis led to a deferred tax asset of $147,000 which has not been recognized due to the Company’s above described tax situation.

6. Earnings (loss) per share

Basic earnings (loss) per share amounts are calculated by dividing net income (loss) for the year attributable to all shareholders of the Company by the weighted average number of all shares outstanding during the year. Since prior to April 12, 2011 there were no

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

ordinary shares outstanding and all categories of preference shares had the same voting and dividend rights, were convertible to ordinary shares at any time, and were the most subordinate class of equity instruments outstanding, all preference shares were treated as ordinary shares in the calculation in all years presented.

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

The following reflects the income and share data used in the basic and diluted earnings (loss) per share computations:

	Year ended December 31,
	2010	2011	2012
	(in thousands, except share and per share data)
Profit (Loss)	$(2,692)	$(429)	$(33,024)
Weighted average number of shares outstanding for basic EPS	24,980,139	32,610,380	34,680,227
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	—	—
Net effect of dilutive convertible notes	—	—	—
Weighted average number of shares outstanding for diluted EPS	24,980,139	32,610,380	34,680,227

Basic earnings (loss) per share	$(0.11)	$(0.01)	$(0.95)

Diluted earnings (loss) per share	$(0.11)	$(0.01)	$(0.95)

7. Property, plant and equipment

Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Total
	(in thousands)
Cost:
At January 1, 2010	$699	$5,340	$2,671	$8,710
Additions	535	2,532	384	3,451
Disposals	—	—	—	—
Exchange difference	1	(10)	(1)	(10)
At December 31, 2010	1,235	7,862	3,054	12,151
Additions	127	6,956	1,036	8,119
Disposals	—	(755)	(6)	(761)
Exchange difference	2	(27)	1	(24)
At December 31, 2011	1,364	14,036	4,085	19,485
Additions	—	4,036	196	4,232
Disposals	—	(484)	—	(484)
Exchange difference	12	64	16	92

At December 31, 2012	$1,376	$17,652	$4,297	$23,325

Depreciation and impairment:
At January 1, 2010	$206	$2,653	$1,403	$4,262
Depreciation charge for the year	115	1,501	697	2,313
Impairment	—	289	—	289
Disposals	—	—	—	—
Exchange difference	1	(3)	(2)	(4)
At December 31, 2010	322	4,440	2,098	6,860

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

	Leasehold improvements	Plant and equipment	IT and office equipment	Total
	(in thousands)
Depreciation charge for the year	221	3,166	658	4,045
Impairment	—	21	—	21
Disposals	—	(755)	(6)	(761)
Exchange difference	23	(12)	(25)	(14)
At December 31, 2011	566	6,860	2,725	10,151
Depreciation charge for the year	209	3,538	695	4,442
Disposals	—	(484)	—	(484)
Exchange difference	4	29	(3)	30

At December 31, 2012	$779	$9,943	$3,417	$14,139

Net book value:
At January 1, 2010	$493	$2,687	$1,268	$4,448
At December 31, 2010	913	3,422	956	5,291
At December 31, 2011	798	7,176	1,360	9,334
At December 31, 2012	$597	$7,639	$950	$9,186

The cost of equipment purchased under capital leases included in tangible assets at December 31, 2012 totaled $384,000. Accumulated amortization of this equipment totaled $36,000 at December 31, 2012.

Impairment of property, plant and equipment

In January 2012, the Company decided to scrap the SQN2130 production mask set as the product had been replaced by the SQN2131 and no further production of the SQN2130 was deemed necessary. The net book value of this asset as at December 31, 2011 of $21,000 consequently was determined to be completely impaired, its value reduced to zero, and the related expense recorded as cost of product revenue in the Consolidated Statements of Operations for the year ended December 31, 2011. During the year ended December 31, 2010, the Company decided to enter the end-of-life process for its SQN 1140 and SQN1145. The Company estimated that the recoverable amount of the equipment dedicated to the production of these products had been reduced to zero and recorded an impairment loss for $289,000, recognized in the Consolidated Statements of Operations in “Cost of product revenue.” There has been no other equipment impairment losses in the year ended December 31, 2012.

8. Intangible assets

Intangible assets include:

Licenses
(in thousands)
Cost:
At January 1, 2010	$2,888
Additions	2,920
Disposals	(50)
Exchange difference	—
At December 31, 2010	5,758
Additions	2,925
Disposals	—
Exchange difference	—
At December 31, 2011	8,683
Additions	1,722
Disposals	—
Exchange difference	2

At December 31, 2012	$10,407

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Licenses
(in thousands)
Depreciation and impairment:
At January 1, 2010	$1,303
Amortization	1,314
Disposals	(3)
Exchange difference	—
At December 31, 2010	2,614
Amortization	1,836
Disposals	—
Exchange difference	—
At December 31, 2011	4,450
Amortization	1,758
Disposals	—
Exchange difference	15

At December 31, 2012	$6,223

Net book value:
At January 1, 2010	$1,585
At December 31, 2010	3,144
At December 31, 2011	4,233
At December 31, 2012	$4,184

As no development costs have been capitalized during the three years ended December 31, 2012, the only intangible assets on the Consolidated Statements of Financial Position are acquired licenses for technology used primarily in the product development process.

9. Inventories

	At December 31,
	2010	2011	2012
	(in thousands)
Components (at cost)	$1,818	$5,850	$5,313
Finished goods (at lower of cost or net realizable value)	6,950	5,810	2,130

Total inventories	$8,768	$11,660	$7,443

In the year ended December 31, 2010, the Company decided to bring SQN1140 and SQN1145 to end-of-life. The amount of the write-down of the related inventories amounted to $381,000 and was recognized in the Consolidated Statements of Operations in “Cost of product revenue.”

In the year ended December 31, 2011, the Company reversed $22,000 related to products sold during the year. There was no write-down of any inventories in the year ended December 31, 2011.

In the year ended December 31, 2012, the Company decided to enter the end-of-life process for SQN2130, a WiMAX base station product, and for SQN3010, its first TDD-only LTE product. Provisions were recorded to reduce the value of the inventory related to these two products to zero. The Company also reviewed the value of inventory of finished goods and components related to products which have not been declared end-of-life. Taking into consideration the latest estimations of expected demand, particularly for the WiMAX products, the Company determined that it was not probable that all of the stock of memory components on hand would be used to produce finished goods and a provision was recorded for the portion of inventory considered to be in excess of future needs. In total, the inventory provision recorded in the year ended December 31, 2012 was $854,000. The related expense was recognized in the Consolidated Statements of Operations in “Cost of product revenue.”

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

10. Trade receivables

Trade receivables are non-interest bearing and are generally on 30-90 day payment terms.

	At December 31,
	2010	2011	2012
	(in thousands)
Trade receivables	$15,112	$9,595	$7,199
Provisions on trade receivables	(949)	(1,222)	(1,670)

Net trade receivables	$14,163	$8,373	$5,529

The movements in the provision for impairment of receivables were as follows:

	December 31,
	2010	2011	2012
	(in thousands)
At January 1,	$834	$949	$1,222
Charge for the year	115	273	448
Utilized amounts	—	—	—

At year end	$949	$1,222	$1,670

As at year end, the aging analysis of trade receivables that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2010	$14,163	$10,763	$1,572	$80	$897	$851
At December 31, 2011	8,373	7,248	690	105	330	—
At December 31, 2012	$5,529	$2,652	$503	$625	$744	$1,005

11. Cash and cash equivalents

	At December 31,
	2010	2011	2012
	(in thousands)
Cash at banks	$9,731	$3,737	$7,284
Cash equivalents	8	53,483	21,467

Cash and cash equivalents	$9,739	$57,220	$28,751

Cash at banks earns no interest. Cash equivalents in money market funds are invested for short-term periods depending on the immediate cash requirements of the Company, and earn interest at market rates for short-term investments. The fair value of cash and cash equivalents is equal to book value. Most of the cash and cash equivalents is held in U.S. dollar and euros as follows:

	At December 31,
	2010	2011	2012
	(in thousands)
U.S. dollar denominated accounts	$8,148	$54,995	$27,794
Euro denominated accounts	1,460	1,912	843
GBP denominated accounts	117	244	30
SGP denominated accounts	14	41	32
NIS denominated accounts	—	—	35
RMB denominated accounts	—	28	5
Other currencies denominated accounts	—	—	12

Cash and cash equivalents	$9,739	$57,220	$28,751

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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

	At December 31,
	2010	2011	2012
Ordinary shares, nominal value €0.02 each	500,000,000	38,777,437	39,393,037
Preference shares
Category A preference shares, nominal value €0.02 each	8,643,787	—	—
Category B preference shares, nominal value €0.02 each	1,875,000	—	—
Category C preference shares, nominal value €0.02 each	5,915,833	—	—
Category D preference shares, nominal value €0.02 each	1,075,000,228	—	—
Category E preference shares, nominal value €0.02 each	1,130,000,111	—	—

At period end	2,721,434,959	38,777,437	39,393,037

All categories of shares have equal voting rights of one vote per share. All categories of shares have equal dividend rights.

Ordinary shares

No ordinary shares were outstanding in 2010. On April 12, 2011, the Board of Directors voted the conversion of all categories of preference shares into ordinary shares on a one-to-one basis.

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

Shares issued and fully paid

	At December 31,
	2010		2011		2012
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Ordinary shares	—	€—	34,667,339	€693	34,683,839	€694
Preference shares
Category A preference shares	5,580,937	112	—	—	—	—
Category B preference shares	1,875,000	37	—	—	—	—
Category C preference shares	5,833,333	117	—	—	—	—
Category D preference shares	8,847,739	177	—	—	—	—
Category E preference shares	5,583,004	112	—	—	—	—

	27,720,013	€555	34,667,339	€693	34,683,839	€694
Converted to U.S. dollars at historical exchange rates		$710		$912		$912

After effect of conversion of all categories of preference shares to ordinary shares with prior years restated as if the conversion has taken place on January 1, 2010:

	At December 31,
	2010		2011		2012
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
All ordinary shares	27,720,013	$710	34,667,339	$912	34,683,839	$912

Other capital reserves

Other capital reserves include the cumulated share-based payment expense as of period end, the counterpart of which is in retained earnings as the expense is reflected in profit and loss.

Dividend rights

Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2010, 2011 or 2012. Dividend distributions by the Company, if any, will be made in euros.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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

In the years ended December 31, 2010, 2011 and 2012, Category A preference shares and ordinary shares were issued upon exercise of options and warrants as described in Note 13 to the Consolidated Financial Statements.

13. Share-based payment plans

The expense recognized for employee and other services received during the year ended December 31, 2012 and arising from equity-settled share-based payment transactions was $3,189,000 (2010: $1,131,000; 2011: $4,174,000). Of this total, $22,000 in 2012 (2010: $48,000; 2011: $86,000), related to warrants plans for consultants considered equivalent to employees.

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during the years ended December 31, 2010, 2011 or 2012.

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

In general, vesting of the founders warrants and stock options occurs over four years, with 25% vesting after the first anniversary of grant and the remaining 75% vesting monthly over the remaining 36 months. From time to time, vesting may be linked to employee performance. Restricted shares awards vest two years after the grant date and may be sold only after an additional two years.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Movements in the periods presented

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, founders warrants, stock options, warrants and restricted shares awards during the period:

	December 31,
	2010		2011		2012
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1,	2,423,600	$3.42	2,329,850	$3.84	4,110,098	$5.79
Granted during the year	330,000	$5.59	2,079,450	$7.59	952,300	$1.03
Forfeited during the year	(191,937)	$4.74	(101,042)	$5.47	(336,700)	$2.72
Exercised during the year(1)	(231,813)	$1.22	(198,160)	$1.96	(16,500)	$0.92
Expired during the year	—		—		—

Outstanding at period end	2,329,850	$3.84	4,110,098	$5.79	4,709,198	$5.07
Of which, warrants for consultants equivalent to employees	326,500	$3.37	336,298	$3.71	348,798	$3.47
Exercisable at period end	1,755,952	$3.36	1,847,690	$3.86	2,602,291	$5.09
Of which, warrants for consultants equivalent to employees	307,562	$2.61	325,131	$3.52	332,881	$3.54

(1)	The weighted average share estimated fair value at the dates of exercise of these options was $2.60 in 2012 and $9.37 in 2011

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

The weighted average remaining contractual life of founders warrants, stock options and warrants outstanding as at December 31, 2012 was 7.1 years (2011: 7.6 years; 2010: 6.9 years).

The range of exercise prices, with euro-denominated exercise prices converted to U.S. dollars at the year-end exchange rate, for founders warrants, stock options, warrants and restricted shares awards outstanding as at December 31, 2012 and December 31, 2011 was $0—$8.61 and at December 31, 2010 it was $1.43—$6.36.

The weighted average fair value of founders warrants, stock options, warrants and restricted shares awards granted during the year ended December 2012 was €0.81 (2011: €4.80; 2010: €3.26). The fair value is measured at the grant date. The following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2010, 2011 and 2012:

	December 31,
	2010	2011	2012
Dividend yield (%)	—	—	—
Expected volatility (%)	58	58 - 61	54 - 60
Risk–free interest rate (%)	3.29	3.24 - 3.68	2.03 - 2.93
Assumed annual lapse rate of options (%)	2	5	10
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price (€)	4.04	5.79	1.62
Model used	Binomial	Binomial	Binomial

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

If a sell-price multiple of 3 instead of 2 had been used and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for founders warrants, stock options, warrants and restricted shares awards granted through December 31, 2012 would have decreased by approximately -7.95% (2011: -1.70%; 2010: 0.26%).

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

14. Interest-bearing loans and borrowings

		At December 31,
	Note	2010	2011	2012
		(in thousands)
Current
Bank convertible notes	14.2	$3,340	$—	$—
Accrued interests	14.1, 14.2	188	—	—
Factoring	14.3	36	—	—
Finance lease obligation	14.4	—	—	129

Total current portion		$3,564	$—	$129

Non-current
Category E convertible notes		$—	$—	$—
Bank convertible notes		—	—	—
Finance lease obligation	14.4	—	—	236

Total non-current portion		$—	$—	$236

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

The fair value of the Category E convertible notes – option component was recalculated at the end of each reporting period, resulting in a fair value of €3,225,751 ($4,283,797) at December 30, 2010 (before conversion in capital). The change of this fair value was recorded in the Consolidated Statement of Operations.

Accrued interest related to the Category E convertible notes totaled $132,000 at December 31, 2010.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

14.2. Interest-bearing debt—bank convertible notes

In January 2008, the shareholders of the Company approved the issue of 100,000 notes to a French bank (“bank convertible notes”). The Company had the right but not the obligation to issue the bank convertible notes at a subscription price of €100 per note for a total amount of up to €10.0 million ($14.7 million), with the requirement that the first tranche not be less than €2,500,000 ($3,479,000) and that such first tranche be issued by December 31, 2008. In October 2008, the Company issued the first tranche of €2,500,000 ($3,479,000) in bank convertible notes.

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

The outstanding amount of bank convertible notes would have become payable immediately in the event that financial covenants were not met:

•

The Company was to maintain a net cash balance at the end of each quarter equal to at least 30% of any issued bank convertible notes and other financial debt. Net cash balance was defined as cash and cash equivalents less financial debt (excluding the bank and other convertible notes issued). This financial covenant was met at the end of each quarter during 2010 and at the end of the first three quarters of 2011.

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

The effective rate of interest applied in 2011 was 4.56% (2010: 4.49%). Accrued interest of $52,000 was recorded in “Interest on convertible loan” as of December 31, 2010. No interest was accrued as of December 31, 2011 due to the repayment of the bank convertible notes in 2011.

As of December 31, 2012, the Company had no other drawn or undrawn committed borrowing or overdraft facilities in place, with the exception of the unused financing lease facility as described in Note 14.4.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

14.4. Finance lease obligation

Future minimum lease payments under capitalized lease obligations for the years ending December 31 were as follows:

2013	$143
2014	143
2015	103

Total minimum lease payments	389
Less amount representing interest	(24)

Present value of net minimum lease payments	365
Less current portion	129

Long-term portion	$236

This debt was secured by $141,000 in pledged money market funds at December 31, 2012, which is included in available-for-sale financial assets.

15. Government grant advances and interest-free loans

	December 31,
	2010	2011	2012
	(in thousands)
Current
Government grant advances	$1,355	$717	$287
Interest-free loans	534	—	—

Total current portion	$1,889	$717	$287

Non-current
Government grant advances	$654	$385	$515
Interest-free loans	624	—	—

Total non-current portion	$1,278	$385	$515

15.1. Government grant advances

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

In 2012, the Company was named as a participant in two collaborative projects with funding of €459,000 ($583,000), which is expected to be released to the Consolidated Statement of Operations over the life of the project, expected to be between one and two years.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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

At December 31, 2011 and 2012, the Company had no interest-free loans.

16. Provisions

	Post- employment benefits	Others	Total	Current	Non-current
	(in thousands)
At January 1, 2010	129	917	1,046	269	777
Arising (released) during the year	55	(485)	(430)	—	—

At December 31, 2010	184	432	616	432	184
Arising (released) during the year	75	(357)	(282)	—	—

At December 31, 2011	259	75	334	75	259
Arising (released) during the year	110	455	565	—	—

At December 31, 2012	$369	$530	$899	$530	$369

The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees. No employee has retired during the past three years.

The main assumptions used in the calculation are the following:

	2010	2011	2012
Discount rate	4.68%	4.60%	2.83%
Salary increase	between 2% and 4%	between 2% and 4%	between 2% and 3%
Retirement age	67 years	67 years	67 years
Turnover: depending on the seniority	between 3.5% and 14%, nil as from 50 year old	between 3.5% and 14%, nil as from 50 year old	10%, nil as from 50 year old

In December 2012, the Company was notified of proposed tax adjustments, penalties and interest related to the French tax audit totaling €884,000 ($1,167,000), which relates almost entirely to the research tax credits claimed for 2008 and 2009. The Company disagrees with nearly all of the adjustments, which for the most part are differences of judgment, and intends to vigorously defend its position using all avenues available. Nevertheless, a provision for $327,000 has been recorded in the year ended December 31, 2012 given the current trend of such disputes in France. This is the primary component of “other provisions” as of December 31, 2012.

Other provisions in prior years relates primarily to estimated payments to holders of patents which may be deemed as essential under the requirements of the WiMax standard as defined by the IEEE. The provision is based on management’s judgment, taking into consideration the various articles, reports, industry discussions on the subject which were available, and is recorded in the cost of product revenue. Over the years ended December 31, 2010 and 2011, the Company has released all the provision for estimated payments to patent-holders due to the low probability of payments.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

17. Trade payables and other current liabilities

	At December 31,
	2010	2011	2012
	(in thousands)
Trade payables	$15,508	$8,580	$6,038
Other current liabilities:
Employees and social debts	3,849	4,095	3,475
Others	1,421	1,751	658

Total other current liabilities	$5,270	$5,846	$4,133

Deferred revenue	$893	$869	$609

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 30-day terms.

•	Other payables, primarily accrued compensation and related social charges, are non-interest bearing.

Deferred revenue is related to maintenance revenue, recognized over the 12-month maintenance period.

18. Information about financial instruments

18.1. Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2010	2011	2012	2010	2011	2012
	(in thousands)
Financial assets:
Trade and other receivables
Trade receivables	$14,368	$8,387	$5,529	$14,368	$8,387	$5,529
Cash flow hedges	—	—	142	—	—	142
Loans and other receivables
Deposits	1,485	531	458	1,485	531	458
Available for sale instruments
Long-term investments	432	677	931	432	677	931
Cash and cash equivalents	9,739	57,220	28,751	9,739	57,220	28,751

Total financial assets	$26,024	$66,815	$35,811	$26,024	$66,815	$35,811
Total current	$24,107	$65,607	$34,422	$24,107	$65,607	$34,422
Total non-current	$1,917	$1,208	$1,389	$1,917	$1,208	$1,389
Financial liabilities:
Interest-bearing loans and borrowings:
Finance lease liability	—	—	365	—	—	365
Bank convertible notes	3,392	—	—	3,392	—	—
Category E convertible notes—debt component	132	—	—	132	—	—
Factoring	36	—	—	36	—	—
Interest-free loans	1,158	—	—	1,149	—	—
Trade and other payables	15,508	8,580	6,038	15,508	8,580	6,038
Financial instruments at fair value through other comprehensive income:
Cash flow hedges	129	1,007	—	129	1,007	—

Total financial liabilities	$20,355	$9,587	$6,403	$20,346	$9,587	$6,403
Total current	$19,731	$9,587	$6,403	$19,727	$9,587	$6,403
Total non-current	$624	$—	$—	$619	$—	$—

The carrying values of current financial instruments (cash and cash equivalents, trade receivables and trade and other payables, and factoring) approximate their fair values, due to their short-term nature.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Available for sale long-term investments are primarily related to:

•

a bank guarantee secured by pledges of investments in money market funds issued in favor of the owners of leased office space to secure annual lease payments by the Company for its office space in Paris. This guarantee is expected to be renewed annually until the end of the lease in May 2014,

•	bank credit lines used in connection with the purchase of hedging instruments and finance lease, also secured by pledged money market funds.

New interest-free loans received from Oséo in 2010 were recorded as financial instruments in compliance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

The bank convertible notes bear interest at a variable rate which was reset each quarter; therefore their carrying value was considered to approximate fair value.

The Category E convertible notes were hybrid financial instruments. The fair value of the option component had been revalued at each reporting period.

Fair Value Hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data

As at December 31, 2012, the Company held the following financial instruments carried at fair value on the statement of financial position:

Assets measured at fair value

	At December 31,
	2012	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$931	—	$931	—
Trade and other receivables:
Cash flow hedges	142		142

As at December 31, 2011, the Company held the following financial instruments carried at fair value on the statement of financial position:

Assets measured at fair value

	At December 31,
	2011	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$677	—	$677	—

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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
Available-for-sale instruments:
Long-term investments	$432	—	$432	—

Liabilities measured at fair value

	At December 31,
	2010	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Cash flow hedges	$(129)	—	$(129)	—

Reconciliation of fair value measurements of Level 3 financial instruments

A reconciliation of the beginning and closing balances disclosing movements separately is disclosed hereafter:

Category E option component
(in thousands)
January 1, 2010	$4,925
Issuances of Convertible Notes	1,663
Total gains and losses recognized in profit and loss	(6,588)
December 31, 2010	—

18.2. Financial instruments at fair value

The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The following tables present fair values of derivative financial instruments at December 31, 2012, 2011 and 2010.

	At December 31, 2012
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€7,000	$231
Forward contracts (buy U.S dollars, sell euros)	(6,000)	(141)
Options (buy euros, sell U.S. dollars)	3,000	8

Total	€4,000	$98

	At December 31, 2011
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€7,500	$(379)
Options (buy euros, sell U.S. dollars)	6,500	(681)

Total	€14,000	$(1,060)

	At December 31, 2010
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€2,000	$(2)
Options (buy euros, sell U.S. dollars)	1,600	(141)

Total	€3,600	$(143)

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

During the year ended December 31, 2012, the Company recorded a gain of $147,000 (losses of $355,000 for the year ended December 31, 2011 and $33,000 for the year ended December 31, 2010) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges. During the year ended December 31, 2012, the amount transferred from other comprehensive income to Consolidated Statement of Operations was a loss of $838,000.

During the year ended December 31, 2012, the Company recognized a net gain of $26,000 related to the ineffective portion of its hedging instrument and net losses of $132,000 and $54,000 for the years ended December 31, 2011 and 2010, respectively.

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

•

Long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $432,000, $677,000 and $931,000 at December 31, 2010, 2011 and 2012, respectively.

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

Nearly 100% of total revenues and approximately 98% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. Approximately 51% of operating expense is denominated in euros. The Company seeks to mitigate the effect of its structural currency exposure by raising capital in euros sufficient to cover euro-based operating expenses. The Company has not used the possibility offered by paragraph 72 of IAS 39 Financial Instruments: Recognition and Measurement to designate non-derivative financial assets (cash and cash equivalents plus trade accounts receivables less trade accounts payable, denominated in euro) as a hedging instrument for a hedge of a foreign currency risk (US dollar versus euro fluctuations) corresponding to structural cost related future cash outflows.

If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, the Company estimates the impact, in absolute terms, on operating expenses for the year ended December 31, 2012 would have been $2.2 million.

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

For the year ended December 31, 2012, one Taiwan-based end customer represented 32% (78% in 2011 and 66% in 2010) of total revenues and one China-based end customer represented, indirectly through distributors, 16% (9% in 2011 and 8% in 2010) of total revenues. Accounts receivable from these two customers at December 31, 2012 were $538,000 and $787,000, respectively ($5,227,000 and $170,000 in 2011, respectively; $ 8,892,000 and 1,463,000 in 2010, respectively).

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

On February 21, 2013, the Company completed a public offering of securities. See Note 21 to the Consolidated Financial Statements.

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
	(in thousands)
At December 31, 2010
Interest-bearing loans and borrowings	$3,564	—	—	—	—	—	$3,564
Interest-free loans	534	36	108	180	253	144	1,255
Trade payables	15,508	—	—	—	—	—	15,508
Other financial liabilities	5,270	—	—	—	—	—	5,270

	$24,876	36	108	180	253	144	$25,598

At December 31, 2011
Interest-bearing loans and borrowings	$—	—	—	—	—	—	$—
Interest-free loans	—	—	—	—	—	—	—
Trade payables	8,580	—	—	—	—	—	8,580
Other financial liabilities	5,846	—	—	—	—	—	5,846

	$14,426						$14,426

At December 31, 2012
Interest-bearing loans and borrowings	$—	—	—	—	—	—	$—
Interest-free loans	—	—	—	—	—	—	—
Finance lease	129	135	101	—	—	—	365
Trade payables	6,038	—	—	—	—	—	6,038
Other financial liabilities	4,133	—	—	—	—	—	4,133

	$10,300	135	101				$10,536

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

On December 14, 2012, the French tax authorities proposed revising research tax credits («Credit Impôt Recherche») granted to the Company for the years 2008 and 2009, for a total amount in tax adjustments, penalties and interest of €884,000 ($1,167,000). The Company intends to vigorously contest this tax adjustment (see Note 16 to the Consolidated Financial Statements).

On September 9, 2011 a class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company, certain of its officers and directors, and UBS Limited and Jefferies & Company Inc, the lead underwriters in the Company’s initial public offering. This action, Donald Dean Johnson v. Sequans Communications S.A., et al, alleges violations of the U.S. federal securities laws in connection with the Company’s initial public offering. A substantially similar complaint was filed on October 25, 2011, also in the United States District Court for the Southern District of New York. On December 13, 2011 the Court consolidated the two actions, and appointed lead plaintiffs and co-lead plaintiffs’ counsel. On January 31, 2012, lead plaintiffs filed a Consolidated Amended Complaint for Violations of Federal Securities Laws, which seeks unspecified damages. On May 14, 2012, the Company filed a Motion to Dismiss the consolidated complaint. Following oral argument, on January 17, 2013, the Court granted the Company’s motion and gave lead plaintiffs 20 days leave to move to amend their complaint. On February 7, 2013, plaintiffs brought a motion for leave to file an amended complaint, and on March 15, 2013, the Company filed an opposition. The Court has not yet scheduled a hearing on plaintiffs’ motion.

On October 13, 2010, Altair Semiconductor Ltd., or Altair, filed a claim against Sequans Communications S.A., Sequans Communications Israel (2009) Ltd., and two Company employees in the Tel Aviv-Jaffa Regional Labor Court. The claim asserts that the Company caused two former Altair employees named in the claim to breach their contracts with Altair by offering employment to such individuals for the purpose of obtaining trade secrets of Altair. In August 2012, the Company entered a settlement agreement with Altair whereby all claims were dropped by both parties with no financial repercussions to the Company.

Bank guarantee

A bank guarantee was issued in favor of the owners of leased office space in France, in order to secure six months of lease payments, for an amount of $250,000 as of December 31, 2012. This guarantee was secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee. The total value of investments secured to cover this bank guarantee was $288,000, $281,000 and $274,000 at December 31, 2010, 2011 and 2012, respectively.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Operating leases

The Company has long-term operating leases for office rental. Future minimum undiscounted lease payments under operating leases are as follows:

	December 31,
	2010	2011	2012
	(in thousands)
Within one year	$1,860	$1,434	$1,604
After one year but not more than five years	3,684	1,901	793

Total minimum lease payments	$5,544	$3,335	$2,397

Total operating lease expense for the year ended December 31, 2012 was $1,794,000 (2011: $1,754,000; 2010: $1,344,000).

Purchase commitments

At December 31, 2012, the Company had purchase commitments with its third-party manufacturer and suppliers for future deliveries of equipment and components, principally during the first half of 2013. These non-cancelable purchase commitments totaled $3.1 million.

20. Related party disclosures

There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions. There is one investor who owns in excess of 10% of the share capital of the Company: ADD One LP.

On January 11, 2006, the Company and Zvi Slonimsky, one of the its Directors, entered into an agreement whereby Mr. Slonimsky provided to the Company consultancy services in the area of business strategy in the broadband wireless access industry. This agreement expired on January 11, 2010 and a new agreement with the same terms and with retroactive effect to January 2010 was executed in May 2010. In consideration for the consultancy services provided pursuant to this agreement, Mr. Slonimsky was entitled to a fixed monthly fee of $3,000, which was increased to $3,333 in the year ended December 31, 2010, plus reimbursement of direct costs incurred in connection with such consultancy services. For the year ended December 31, 2010, consultancy services and related expenses incurred by the Company amounted to $41,000. The consulting contract was terminated on January 11, 2011.

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

Effective June 1, 2012, the Company and Gilles Delfassy, prior to Mr. Delfassy joining the board of directors, entered into an agreement whereby Mr. Delfassy provided to the Company consultancy services in the area of business development and strategy in the broadband wireless access industry. This agreement expires on June 1, 2013. During the year ended December 31, 2012, Mr. Delfassy earned fees totaling $79,000 under this contract.

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

No other transactions have been entered into with these or any other related parties in 2010, 2011 and 2012, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Compensation of key management personnel

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$2,288	$2,778	$2,490
Share-based payment expense for the year	376	2,473	2,170

Total compensation expense for key management personnel	$2,644	$5,251	$4,660

Key management personnel comprises the chief executive officer and all vice presidents reporting directly to him.

The employment agreement with the chief executive officer calls for the payment of a termination indemnity of an amount equal to one year of his gross annual base remuneration in the event of his dismissal by the Board of Directors of the Company.

In the year ended December 31, 2012, the Company expensed a total of $162,000 board fees to non-executive members (2011: $135,000). No board fees were paid in the year ended December 31, 2010.

One non-executive board member was paid fees under the consulting agreement described above in 2012 and another non-executive board member was paid consulting fees in 2010.

Directors’ interests in an employee share incentive plan

In addition to the warrants granted to Mr. Slonimsky as described above, the Company granted warrants to certain members of the Board of Directors during the years ended December 31, 2012 and 2011:

- On January 11, 2011, the Company granted to Messrs. Patterson, Sharma and Slonimsky 25,000 warrants each with an exercise price of €6.28 ($8.29) per ordinary share.

- On March 8, 2011, the Company granted to Messrs. de Pesquidoux and Pitteloud 25,000 warrants each, and to Dr. Georges Karam (CEO) 500,000 founders warrants with an exercise price of €6.26 ($8.26) per ordinary share.

- On June 26, 2012, the shareholders authorized the Board of Directors to grant to Messrs. de Pesquidoux, Patterson, Pitteloud, Sharma and Slonimsky 6,000 warrants each and to Mr Delfassy 25,000 warrants. On June 26, 2012, the Board used this authorization to make such grants with an exercise price of $2.19 per ordinary share.

The board members were required to subscribe to the warrants at a price of €0.01 per warrant, as required by French law. There is no subscription required for founders warrants.

Share-based payment expense incurred in connection with these transactions amounted to $195,000 in the year ended December 31, 2012 (2011: $308,000; 2010: $15,000).

21. Events after the reporting date

In its meeting of February 5, 2013, the Board of Directors granted a total of 19,200 stock options at an exercise price of $2.16.

On February 21, 2013, the Company completed a public offering of 10,000,000 shares in the form of American Depositary Shares (ADSs) at a price of $1.50 per ADS. Net proceeds to the Company from the public offering were approximately $13.5 million, after deducting the underwriting discount and estimated offering expenses payable by the Company.