Form 20-F
period 2013-12-31
SEQUANS COMMUNICATIONS
filed 2014-03-31
CIK 1383395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Ordinary shares, nominal value €0.02 per share: 59,129,639 as of December 31, 2013

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

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

i

INTRODUCTION

Unless otherwise indicated, “Sequans Communications S.A.”, “Sequans Communications”, “the Company”, “we”, “us” and “our” refer to Sequans Communications S.A. and its consolidated subsidiaries.

In this annual report, references to the “euro” or “€” are to the euro currency of the European Union and references to “U.S. dollars” or “$” are to Unites States dollars.

Reference to the “the Shares” are references to Sequans Communications’ Ordinary Shares, nominal value €0.02 per share, and references to “the ADSs” are to Sequans Communications’ American Depositary Shares (each representing one Ordinary Share), which are evidenced by American Depositary Receipts (ADRs).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, those concerning the following:

•	forecasts and trends in the markets in which we compete and in which our products are sold, including statements regarding the LTE and WiMAX markets;

•	our intent to expand our product platform to address the single-mode LTE market;

•	our expectations regarding our expenses, sales and operations;

•	our expectations regarding our operating results;

•	our expectations regarding our customer concentration;

•	trends and challenges in the markets in which we operate, including average selling price reductions, cyclicality in the wireless communications industry and transitions to new process technologies;

•	our ability to anticipate the future market demands and future needs of our customers;

•	our ability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect;

•	our plans for future products and enhancements of existing products;

•	anticipated features and benefits of our current and future products;

•	our growth strategy elements and our growth rate;

•	our ability to protect and defend our intellectual property against potential third party intellectual property infringement claims;

•	general economic conditions in our domestic and international markets; and

•	our future cash needs and our estimates regarding our capital requirements and our need for additional financing.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods. The consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013, the consolidated statements of financial position data at December 31, 2011, 2012 and 2013, and the consolidated statements of cash flow data for the years ended December 31, 2011, 2012 and 2013 have been derived from our audited Consolidated Financial Statements included elsewhere in this annual report. The consolidated statements of operations data for the years ended December 31, 2009 and 2010, consolidated statements of financial position data at December 31, 2009 and 2010, and the consolidated statements of cash flow data for the years ended December 31, 2009 and 2010, have been derived from our audited Consolidated Financial Statements not included in this annual report.

Our financial statements included in this annual report were prepared in U.S. dollars in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

	Years ended December 31,
	2009	2010	2011 restated (3)	2012 restated (3)	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product revenue	$15,564	$64,933	$91,742	$19,600	$10,708
Other revenue	3,992	3,611	1,972	2,654	3,004

Total revenue	19,556	68,544	93,714	22,254	13,712

Cost of revenue(1):
Cost of product revenue	7,863	33,272	46,167	11,781	8,616
Cost of other revenue	330	340	247	176	205

Total cost of revenue	8,193	33,612	46,414	11,957	8,821
Gross profit	11,363	34,932	47,300	10,297	4,891
% of revenue	58%	51%	50%	46%	36%
Operating expenses(1):
Research and development	13,857	17,917	24,926	28,365	28,357
Sales and marketing	9,242	13,541	12,960	6,562	4,449
General and administrative	3,410	3,953	8,323	8,093	7,528

Total operating expenses	26,509	35,411	46,209	43,020	40,334

Operating income (loss)	(15,146)	(479)	1,091	(32,723)	(35,443)
Financial income (expense)	(1,665)	(2,063)	(1,133)	(21)	(1)

Profit (Loss) before income taxes	(16,811)	(2,542)	(42)	(32,744)	(35,444)
Income tax expense (benefit)	61	150	371	234	142

Profit (Loss)	$(16,872)	$(2,692)	$(413)	$(32,978)	$(35,586)

Basic earnings (loss) per share(2)	$(0.73)	$(0.11)	$(0.01)	$(0.95)	$(0.78)

Diluted earnings (loss) per share(2)	$(0.73)	$(0.11)	$(0.01)	$(0.95)	$(0.78)

Number of shares used for computing(2):
Basic	23,257	24,980	32,611	34,680	45,456

Diluted	23,257	24,980	32,611	34,680	45,456

	At December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$7,792	$9,739	$57,220	$28,751	$37,244
Total current assets	21,919	39,365	86,255	49,539	60,658
Total assets	28,813	49,717	101,030	68,402	73,528
Current loans and borrowings	3,754	3,564	—	—	—
Total current liabilities	14,182	27,556	16,087	11,954	13,258
Total equity	893	20,699	84,244	55,471	58,929

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Statements of Cash Flow Data:
Net cash flow from (used in) operating activities	$(11,852)	$1,481	$2,763	$(22,848)	$(24,345)
Net cash flow used in investments activities	(3,555)	(7,377)	(10,252)	(5,511)	(3,956)
Net cash flow from financing activities	7,338	7,844	54,976	(119)	36,791
Net foreign exchange difference	12	(1)	(6)	9	3
Cash and cash equivalents at January 1	15,849	7,792	9,739	57,220	28,751
Cash and cash equivalents at December 31	7,792	9,739	57,220	28,751	37,244
(1) Includes share-based compensation as follows:

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Cost of revenue	$24	$23	$208	$156	$112
Operating expenses	1,151	1,108	3,966	3,033	2,052

Share-based compensation	$1,175	$1,131	$4,174	$3,189	$2,164

(2)	All per share data reflect a 1-for-2 reverse split of our share capital that was effective on April 12, 2011.
(3)	Figures for the year ended December 31, 2011 and 2012 have been restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

Exchange Rate Information

In this annual report, for convenience only, we have translated the euro amounts reflected in our financial statements as of and for the year ended December 31, 2013 into U.S. dollars at the rate of €1.00 = $1.3779, the noon buying rate for euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2013. You should not assume that, on that or on any other date, one could have converted these amounts of euros into U.S. dollars at that or any other exchange rate.

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

	Year Ended December 31,
	2009	2010	2011	2012	2013
High	1.5100	1.4536	1.4875	1.3463	1.3816
Low	1.2547	1.1959	1.2926	1.2062	1.2774
Period End	1.4432	1.3269	1.2973	1.3186	1.3779
Average Rate	1.3935	1.3261	1.3931	1.2859	1.3281

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. Dollars and the exchange rate at the end of the month based on the noon buying rate as described above. The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

	Last Six Months
	September	October	November	December	January	February
High	1.3537	1.3810	1.3606	1.3816	1.3682	1.3806
Low	1.3120	1.3490	1.3357	1.3552	1.3500	1.3507
End of Month	1.3535	1.3594	1.3606	1.3779	1.3500	1.3806

On March 21, 2014, the noon buying rate for euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, was €1.00 = $1.3783.

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

Risks Related to Our Business and Industry

We have a history of losses and have experienced a significant decline in revenue since 2011, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.

We were established in 2003 and began operations in 2004, and have incurred losses on an annual basis since inception. We experienced net losses of $0.4 million, $33.0 million and $35.6 million in 2011, 2012 and 2013, respectively. At December 31, 2013, our accumulated deficit was $123.3 million. We expect to incur significant expense related to the development of our LTE products and expansion of our business, including research and development and sales and administrative expenses. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these increased expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. We experienced a significant decline in revenue in the year ended December 31, 2013 to $13.7 million from $22.3 million in the year ended December 31, 2012 and $93.7 million in 2011 due to lower sales of WiMAX products, following changes in the WiMAX market in the United States beginning in the second half of 2011 and followed by many other markets in subsequent periods, and delays in the building out of LTE networks. Our revenue growth trends in periods prior to 2012 may not be repeated. Accordingly, we may not be able to achieve or maintain profitability, and we may continue to incur significant losses in the future.

We currently derive a significant portion of our revenue from sales of our semiconductor solutions for the WiMAX segment of the 4G market, although we expect the WiMAX market and WiMAX sales to decline over time. If the WiMAX market declines more quickly than expected prior to us generating significant revenue from LTE products, our results of operations will be further harmed.

We currently derive a significant portion of our revenue from the sale of our semiconductor solutions for the WiMAX market and expect we could do so through the first half of 2014. In the second half of 2011, the WiMAX market experienced a decline due to the global economic factors and a shift in strategy by large WiMAX carriers, including Sprint, the largest driver of demand for WiMAX semiconductor solutions, to LTE, which significantly harmed our results of operations for the fourth quarter of 2011 and the years ended December 31, 2012 and 2013. We believe this reduction in the size of the WiMAX market to be permanent, although we expect the market will continue to exist on a reduced basis for a number of years as it will take time for all WiMAX operators to make the transition to LTE. If the WiMAX market declines more quickly than expected prior to us generating significant revenue from LTE products, our results of operations will be further harmed. We have invested substantial time and resources in developing products that support LTE, and have begun to generate substantial LTE revenue starting in the third quarter of 2013. If we fail to accurately predict market requirements or market demand for LTE, or if our solutions are not successfully developed or adopted by our customers, we will be unable to generate significant revenue from the LTE market and our business will suffer. If LTE networks are deployed to a lesser extent or more slowly than we currently anticipate, especially in light of the decline of the WiMAX market, or if other competing 4G protocols achieve greater market acceptance or operators do not migrate to LTE, we may not realize any benefits from this investment. As a result, our business, operating results and financial condition will be significantly harmed.

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

If we are unsuccessful in developing and selling new products on a timely and cost-effective basis or in penetrating new markets, in particular the single-mode LTE market, our business and operating results would suffer.

The markets in which we and our customers compete or plan to compete are characterized by rapidly changing technologies and industry standards and technological obsolescence. Our ability to compete successfully depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in any of our target markets could harm our competitive position within these markets. In addition, such shifts can cause a significant decrease in our revenues and adversely affect our operating results, as we saw in 2012 and 2013 with technology shifting from WiMAX to LTE. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenue and a loss of design wins. The development of new technologies and products generally requires substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new technologies and products, including our LTE products, and it is possible that our development efforts will not be successful and that our new technologies and products will not be accepted by customers or result in meaningful revenue. If the semiconductor solutions we develop fail to meet market or customer requirements or do not achieve market acceptance, our operating results and competitive position would suffer.

Our success and the success of our new products will depend on accurate forecasts of future technological developments, customer and consumer requirements and long-term market demand, as well as on a variety of specific implementation factors, including:

•

accurate prediction of the size and growth of the LTE markets, and in particular the market for LTE-only, also referred to as single-mode LTE, products where no fall back to 2G or 3G technology is required;

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

Certain of our customers use third party suppliers for LTE radio transceivers. If such third party suppliers are unable to assure supply to our customers, our sales of LTE basebands to these customers could be adversely affected.

While we have our own radio transceiver (RF) solution for certain frequencies, are developing additional RF solutions in other frequency bands and frequently evaluate alternative external solutions, a number of our current LTE design wins are for products in frequency bands not supported by our existing internal RF solutions and therefore use RF solutions provided by third party suppliers. If such third party suppliers are unable to supply their RF solutions, have technical or quality problems with their RF solutions, or declare their RF solutions’ end-of-life, the success of our customers’ products which incorporate such third party RF solutions may be adversely impacted. For example, one such supplier, Fujitsu, has announced that it will no longer manufacture certain RF solutions. As a result, if we are unable to secure sufficient inventory for our customers of RF solutions that have been declared end-of-life until we can transition our customers to our own or other alternative RF solutions, our sales of LTE baseband products integrated in these customers’ products could be adversely impacted.

If we fail to successfully develop, commercialize, produce and sell our new module product line, our business, revenue and operating results may be harmed.

We have recently introduced a new product module line. Our modules incorporate many components in addition to our chipsets. We may lack the purchasing power to acquire at competitive prices certain components required to produce modules, and we do not expect to be able to command selling prices for those modules that allow us to maintain traditional semiconductor-only margins for the full module. In the near future, modules could represent a large portion of our revenue mix, which could negatively impact our overall gross margin. Certain large customers may decide to buy the modules directly from the manufacturers who purchase our chipsets, rather than us, in order to reduce their costs. This may result in a reduction of our gross profit, but an improvement of overall gross margin percentage, compared to the case where we sell the modules ourselves.

Module components may be sourced from numerous different suppliers. Some of these components may periodically be in short supply or be subject to long lead times, which could affect our ability to meet customer demand for our modules, therefore delaying our revenue. In addition, we rely on various contract manufacturers to produce our modules. If these manufacturers encounter any issues with production capacity, quality or reliability of their products, it could adversely affect our revenue and our reputation in the market. If our ability to expand our product platform is significantly delayed or if we are unable to leverage our module as expected, our business and financial condition could be materially and adversely affected.

If customers request from us, and we agree to provide, a wide variety of module variants or stock-keeping units, or SKUs, to support different operators or different end-applications, our expenses associated with developing, sourcing and certifying our module products would increase. In addition, managing supply and demand across multiple SKUs may increase the possibility that we will under or over-forecast a given SKU, resulting in either delayed revenue or excess inventory.

Participating in the module business could create a perception among our customers that we are competing with them if they are also in the module business, which could impair our chipset business prospects with such customers. The module can be considered an end product with full LTE functionality; therefore, there is market pressure from manufacturers of products not normally incorporating a communication function for us to sell the module with essential IP indemnification. We intend to negotiate license agreements for the module in order to offer standard indemnification to our manufacturing partners, but there can be no assurance that we will be successful in obtaining licenses on acceptable terms.

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

A portion of our software development and testing activity is outsourced to a third-party provider based in Kiev, Ukraine. If recent political developments in Ukraine and Russia escalate to open hostilities, our [product development activities and some customer software support activities] could be adversely affected.

While we have our key engineering competencies in-house, primarily in France, the United Kingdom and the United States, we outsource some software development and testing activities to an independent third-party provider of engineering services. We work with a dedicated team of 18 software engineers based in Kiev, Ukraine. As a result of the decision of the Russian government to annex the Crimea region of Ukraine, the United States and the European Community have imposed economic sanctions on Russia. If the political tensions escalate into open hostilities or further political instability in Ukraine, these engineers may be unable to work for a sustained period of time, which could adversely impact our research and development operations. We also have our own electronic equipment physically in place in Kiev which could be at risk in the event of violence in the region. We are developing a contingency plan to trigger if the engineers in Kiev are unable to continue working on their projects for us, but if we are not ready with our contingency plan or if it is not effective, we could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on our revenues.

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

Our top ten customers accounted for 95%, 80% and 94% of our total revenue in 2011, 2012 and 2013, respectively. The following table summarizes customers representing a significant portion of total revenue:

Customer	% of total revenues for the year ended December 31,			% of our accounts receivable at December 31,
	2013	2012	2011	2013
Huawei	33%	16%	Less than 10%	24%
Customer A (United States-based)	22%	Less than 10%	0%	27%
Gemtek	14%	Less than 10%	Less than 10%	9%
Customer B (United States-based)	10%	0%	0%	6%
HTC	Less than 1%	32%	78%	1%

We expect that some of these customers could each continue to represent at least 10% of our revenue in 2014, because we expect that the number of WiMAX customers is likely to be limited as the WiMAX industry consolidates and our LTE activity remains in its early stages. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. For example, in the fourth quarter of 2011 and for the years ended December 31, 2012 and 2013, our revenue decreased significantly compared to the prior periods as a result of the decline in sales to HTC. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.

We have significant ongoing capital requirements that could have a material effect on our business and financial condition if we are unable to generate sufficient cash from operations.

Our business requires significant capital investment to carry out extensive research and development in order to remain competitive. If the net proceeds from our February 2013 and November 2013 public offerings, our cash on hand and cash generated from operations are not sufficient to fund our operations and capital requirements, we may be required to limit our growth, utilize our existing capital, or enter into financing arrangements at unfavorable terms, any of which could harm our business and financial condition.

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

We do not have firm, long-term purchase commitments from our customers. Substantially all of our sales are made on a purchase order basis which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty. Because production lead times often exceed the amount of time required to fulfill orders, we often must manufacture in advance of orders, relying on an imperfect demand forecast to project volumes and product mix. Our ability to accurately forecast demand can be harmed by a number of factors, including inaccurate forecasting by our customers, changes in market conditions, changes in our product order mix and demand for our customers’ products. Even after an order is received, our customers may cancel these orders or request a decrease in production quantities. Any such cancellation or decrease subjects us to a number of risks, most notably that our projected sales will not materialize on schedule or at all, leading to unanticipated revenue shortfalls and excess or obsolete inventory, which we may be unable to sell to other customers. For example, in the fourth quarter of 2011, HTC, our largest customer, requested to take delivery of only 40% of the chips previously scheduled for delivery in December and to cancel the remainder of the scheduled shipment, as a result of global economic conditions and reduced WiMAX demand. As a result, our revenue for the fourth quarter of 2011 decreased significantly. Alternatively, if we are unable to project customer requirements accurately, we may not manufacture enough semiconductor solutions, which could lead to delays in product shipments and lost sales opportunities in the near term, as well as force our customers to identify alternative sources, which could affect our ongoing relationships with these customers. We have in the past had customers significantly increase their requested production quantities with little or no advance notice. If we do not fulfill customer demands in a timely manner, our customers may cancel their orders and we may be subject to customer claims for cost of replacement. Underestimating or overestimating demand would lead to insufficient, excess or obsolete inventory and could harm our operating results, cash flow and financial condition, as well as our relationships with our customers and our reputation in the marketplace.

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

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our revenue and market share may decline. In the LTE market, we face or expect to face competition from established semiconductor companies such as Broadcom Corporation, HiSilicon Technologies, Intel Corporation, Marvell Technology Group, Qualcomm Incorporated, Samsung Electronics Co. Ltd., and Spreadtrum, as well as smaller entrants in the market such as GCT Semiconductor or Altair Semiconductor. In the WiMAX market, we compete with suppliers such as GCT Semiconductor, Inc.

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

Furthermore, to remain competitive and manage further expansion and growth, we must carry out extensive research and development, which requires significant capital investment. During periods of economic or market slow-down we must also effectively manage our expenses to preserve our ability to carry out such research and development. While we decreased our operating expenses in 2012 compared to our increased operating expenses in 2011, and further decreased expenses in 2013, we expect that our operating expenses in the first half of 2014 will remain fairly flat. If we are successful in introducing and selling more new LTE products, we expect we will need to increase our investment in research and development, as well as sales and marketing, general and administrative and other functions to support the growth of our business. We are likely to incur the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results.

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

From time to time, we are subject to tax audits that could result in tax assessments and potential penalties, particularly with respect to claimed research tax credits due to the judgment involved in determining which projects meet the tax code’s criteria for innovation and fundamental research. For example, in December 2012, we were notified of proposed tax adjustments, penalties and interest related to a French tax audit totaling €827 thousand ($1.1 million). We disagree with essentially all of the proposed adjustments, filed our formal objections in February 2013 and intend to vigorously defend our reporting position. As of the date of this filing, we have had no response to our formal objections. Based on our assessment of the potential exposure in this dispute, we have recorded a provision for potential tax adjustments or penalties while we contest the proposed tax adjustments. However, our actual costs for this dispute or other disputes in the future may be materially different from the provisions recorded if we are not successful in our appeal of any assessment, which could have a material adverse effect on our business.

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

Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling, the Chinese yuan and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, we estimate the impact, in absolute terms, on operating expenses for the year ended December 31, 2013 would have been $2.0 million.

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

Risks Related to Ownership of Our Shares and ADSs

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

We are a “foreign private issuer”, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we have and expect to continue to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our ordinary shares are not listed and we do not currently intend to list our ordinary shares on any market in France, our home country. As a result, we are not subject to the reporting and other requirements of listed companies in France. For instance, we are not required to publish quarterly or semi-annual financial statements. Accordingly, there is less publicly available information concerning our company than there would be if we were a U.S. public company.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of the ADSs has fluctuated substantially and is likely to fluctuate in the future, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. While we do not believe we were a PFIC for 2013 there is no assurance that we will not be a PFIC in 2014 or later years. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, having interest charges apply to distributions by us and the proceeds of ADS sales and additional reporting requirements. We do not expect to provide to U.S. holders the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Item 10.E—Taxation—Material United States Federal Income Tax Consequences.”

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

Provisions contained in our by-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	our shares are in registered form only and we must be notified of any transfer of our shares in order for such transfer to be validly registered;

•	our by-laws provide for directors to be elected for three year terms, and we intend to elect one third of the directors every year;

•	our shareholders may grant our board of directors broad authorizations to increase our share capital;

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

As of December 31, 2013, there are outstanding stock options, founders warrants and warrants to purchase an aggregate of approximately 5.3 million of our ordinary shares and more options and warrants will likely be granted in the future to our officers, directors, employees and consultants. We may issue additional warrants in connection with acquisitions, borrowing arrangement or other strategic or financial transactions. The exercise of outstanding stock options will dilute the percentage ownership of our other shareholders. The exercise of these options and warrants and the subsequent sale of the underlying ordinary shares could cause a decline in the market price of the ADSs.

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

Principal Capital Expenditures

Our capital expenditures for the years ended December 31, 2011, 2012 and 2013 amounted to $11.0 million, $5.6 million and $3.9 million, respectively. These investments in property and equipment and intangible assets primarily consisted of purchases related to LTE product development and, to a lesser extent in 2011, ongoing WiMAX product development. We anticipate our capital expenditures in the year ended December 31, 2014 to be for ongoing LTE product development. We anticipate our capital expenditure in 2014 to be financed from our recent public offerings in February and November 2013. Should we decide to broaden our product range by acquiring or developing complementary technologies, we would need additional capital expenditures in order to support development of multi-mode products.

B.	Business Overview

Overview

We are a leading fabless designer, developer and supplier of 4G LTE and WiMAX semiconductor solutions for wireless mobile broadband applications, with a specific focus on the single-mode device market. Our solutions incorporate baseband processor and radio frequency, or RF, transceiver integrated circuits, or ICs, along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a competitive price. In the LTE market, we believe the single-mode, or LTE-only, device market is a potentially large and underserved segment of the overall LTE device market, and that these devices are characterized by attractive attributes not typically found in the traditional multi-mode device market. Specifically, we believe there are significant advantages in size, power consumption, product cost, development costs and certification costs for our customers producing LTE-only devices compared to their more expensive, larger, more power hungry and more complex multi-mode counterparts. As a result, we believe that the LTE-only market will continue to increase, especially as operators fully deploy their LTE networks and as the volume of data traffic continues to grow. We believe our LTE solutions are among the most highly optimized, efficient and mature solutions in the industry, and that they are differentiated from both the multi-mode solutions providers and from rivals providing single-mode 4G solutions.

We have successfully brought to market five generations of 4G wireless chipsets, including two generations of LTE chipsets, and in February 2013, we announced our third generation LTE-Advanced chipset. The cost, size and power efficiency of our LTE chip designs, coupled with our deep understanding of system-level architecture, our advanced wireless signal processing intellectual property and our RF expertise, enable us to provide high-performance, low-power and cost-efficient 4G semiconductor solutions, allowing us to target a wide range of wireless broadband devices. Our solutions serve as the core wireless broadband communications platform in these devices, including smartphones; USB dongles; portable routers; embedded wireless modems for laptops, tablets, and other consumer multimedia and industrial devices; and customer-premises equipment, such as fixed wireless access modems, routers and residential gateways.

From 2005 through December 31, 2013, we shipped approximately 17.0 million 4G baseband-based semiconductor solutions, which have been deployed by leading wireless carriers around the world. Until the end of 2012, our shipments were primarily WiMAX products. In the year ended December 31, 2013, shipments of our LTE products increased and in the future LTE shipments are expected to outpace WiMAX shipments as the WiMAX market declines.

Given that LTE and WiMAX share a common technology platform, we have leveraged our leadership in WiMAX to successfully develop highly competitive LTE semiconductor solutions that are being deployed globally. Our LTE solutions are currently in commercial deployments in Australia and Brazil, have successfully completed the Verizon Wireless chipset certification process and approved for deployment by their module certification program in the United States. Further, we have received China’s Ministry of Industry and Information Technology approval to participate in China Mobile’s large-scale LTE trials, have been certified for commercial deployment by LG U+ in South Korea, and are presently under evaluation or in trials with other leading wireless carriers in India, Japan, Europe, the United States and elsewhere. More than twenty OEM or ODM customers have chosen to design products using our LTE solutions. Our LTE product line comprises two families: our StreamrichLTE™ family addresses the high-performance, feature-rich device segment, while the StreamliteLTE™ family is designed specifically to address the unique price/performance requirements of the “Internet of Things” market, including connected consumer electronics and machine-to-machine devices. In 2013, we introduced the EZLinkLTE™ family of LTE modules, which provide all-in-one connectivity solutions designed to simplify the task, and reduce the cost, of embedding LTE into mobile computers, tablets, home networking and machine-to-machine devices. The first two EZLinkLTE modules have been certified by Verizon Wireless for use on their LTE network.

The research firm Strategy Analytics projects that the number of LTE devices shipped annually will increase from 355 million in 2013 to 1.04 billion in 2017, representing a CAGR of approximately 31%. Nearly 3.5 billion LTE devices are expected to ship over this timeframe, and according to Strategy Analytics, more than 600 million of them will be single-mode LTE devices.

Our LTE solutions are incorporated into devices sold by many leading OEMs and ODMs, including Huawei, Modacom, NationZ, Netcomm, Gemtek, KD Interactive and Pinyon Technologies.

Our WiMAX solutions were incorporated into the highly successful HTC EVO 4G, the first mass-market 4G smartphone, as well as into data devices sold by leading OEMs and ODMs, including Huawei, Gemtek, Zyxel, Mitsumi, Alvarion, Sagemcom, Accton and others. Our WiMAX products have been deployed by many wireless carriers worldwide, including seven of the ten largest WiMAX carriers globally by number of subscribers according to BWA Research UK.

Our total revenue decreased from $93.7 million in 2011 to $22.3 million in 2012 and to $13.7 million in 2013; and our annual net loss increased from $0.4 million to $33.0 million from 2011 to 2012 and then increased to $35.6 million in 2013.

As explained more fully in “Item 5. Operating and Financial Review and Prospects,” the decrease in revenue in 2012 was primarily due to lower sales of WiMAX products, in particular to our largest customer HTC, following changes in the WiMAX market in the United States beginning in the second half of 2011. HTC integrated our WiMAX products into a line of smartphones sold primarily in the United States. There were virtually no sales to HTC in 2013, while sales of LTE products only began to contribute to revenue in a significant manner beginning in the second half of 2013, resulting in a further decline in revenue in 2013 compared to 2012.

Industry Background

Evolution of Wireless Networks

The use of wireless communications devices has increased dramatically in the past decade, and mobile phones and wireless data services have become an integral part of day-to-day communication. According to the February 2014 Cisco® Visual Networking Index, global mobile data traffic is projected to grow from 1.5 exabytes per month at the end of 2013 to 15.9 exabytes per month by 2018, and over half of this data will run on 4G networks.

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

Despite the advances in data rates provided by these improvements on both the 3GPP and 3GPP2 paths, these networks remain constrained by legacy technologies that were designed primarily for voice traffic, which are characterized by limited throughput and inefficient utilization of spectrum. Unable to effectively address the fast growing demand for wireless broadband data services in a cost effective manner using legacy 2G and 3G networks, many wireless carriers are moving to what are commonly referred to as ‘4G’ networks using LTE, which provides peak downlink speeds of 150 Mbps, and to a much more limited extent WiMAX, which provides peak downlink capacity of 46 Mbps, to enable higher data throughput. 4G networks also provide significantly higher uplink performance than legacy networks, which is increasingly important for consumers who upload large multimedia payloads such as videos and images. LTE provides up to 50 Mbps of uplink throughput. In addition, the next version of LTE, called LTE-Advanced, provides additional improvements in features and performance, and is already in the early stages of deployment by some operators. The initial versions of LTE-Advanced can provide as much as 300 Mbps of downlink speed, with future versions providing even higher downlink speeds and increasing the peak uplink speeds to 100 Mbps.

The figure below provides a simplified perspective on the evolution of wireless technologies:

Wireless carriers are seeking to quickly deploy and transition existing wireless data services to more efficient 4G networks, which require less capital expenditure for a given amount of data throughput. At the same time, potential average revenue per account, or ARPA, can be increased by providing value-added mobile broadband services and solutions that are better enabled by the speed and performance of 4G networks. According to the February 2014 Cisco® Visual Networking Index, by 2018 over two-thirds of the world’s mobile data traffic will be video, which is particularly problematic for legacy networks to support economically. These factors are key drivers of the move by mobile network operators to LTE technology.

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

An additional factor fueling some applications to move to 4G connectivity is the expected longevity of the technology. Many machine-to-machine connections are of the “set it and forget it” variety, and are expected to remain operational for ten or more years. A number of operators, including AT&T in the United States and others in South Korea and Japan, have announced plans to shut down their aging 2G networks so they can re-farm the spectrum for use with 4G technology. As a result, many new machine-to-machine device deployments are incorporating LTE technology, despite the fact that some may not need the performance provided by LTE.

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

Wireless carriers that deployed WiMAX were primarily new market entrants seeking competitive differentiation from incumbents in addition to carriers in emerging markets who utilized WiMAX networks as an economical alternative to wired broadband networks. The availability of WiMAX technology prior to the development of LTE led to adoption and deployment of WiMAX networks first. We expect that most WiMAX carriers will transition from WiMAX networks to LTE networks over time.

LTE has become the dominant technology for 4G wireless broadband access, particularly among large mobile operators who have historically deployed 3GPP or 3GPP2 technology. The Global Mobile Suppliers Association counted 268 commercial networks in 100 countries at the end of 2013, and was forecasting this to grow to over 350 networks by the end of 2014, making it the fastest developing mobile communications system technology ever. Leading this trend, Verizon Wireless in the U.S. had 42.7 million active LTE connections at the end of 2013, Japan’s NTT DoCoMo had crossed 15 million users by August 2013, and South Korea’s SK Telecom counted 12.4 million subscribers as of October 2013. According to ABI Research, LTE subscribers will grow from 221 million at the end of 2013 to 1.5 billion by 2018. This growth in subscribers drives an LTE device market that is expected to grow from 355 million units in 2013 to over 1 billion units in 2017, according to Strategy Analytics.

The rapid pace of deployment of LTE networks worldwide implies that in some regions, operators are preparing to achieve LTE coverage at parity or better compared to their 2G or 3G coverage footprint. Verizon Wireless for instance has said that it has substantially completed its LTE network build as of mid-2013, achieving population coverage parity with their 3G network of over 97%. Meanwhile, South Korean and Japanese LTE operators achieved 100% population coverage in 2012. In this environment, many devices will not require 2G or 3G support. Initially, this is especially true outside the handset market, in devices such as tablets, laptops, mobile hotspots, USB modems, consumer electronics devices, and M2M applications. In these data devices the usage models are data-centric rather than voice-centric, and there are significant advantages in size, power consumption, product cost, development costs and certification costs for LTE-only implementations compared to their more expensive, larger, more power hungry and more complex multi-mode equivalents. In some regions, LTE-only handsets will emerge as well, particularly for domestic use. These LTE-only device-level advantages, coupled with the network-level economic benefits to carriers, imply that a significant market exists for LTE-only devices. Various industry analysts expect approximately 3 billion total LTE devices to be shipped worldwide between 2013 and 2017. Strategy Analytics forecasts that the LTE-only portion of the total LTE device market is expected to increase from approximately 8% of LTE units shipped in 2013 to well above 20% in 2017.

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

Our Competitive Strengths

We believe the following competitive strengths enable us to address the challenges faced by 4G wireless semiconductor providers:

•

A strong track record of execution in 4G. We were an early provider of WiMAX products and have been shipping our wireless broadband semiconductor solutions since 2005. We believe we have a strong position in the WiMAX market and are well positioned for the LTE market, with approximately 30 customers working on one or multiple products. Since we commenced operations in 2004, we have accomplished the following milestones:

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

•

introduced our third-generation LTE chipset solution in the first quarter of 2013, supporting LTE Advanced and 3GPP Release 10 features, including support for carrier aggregation up to a total of 40MHz bandwidth, an industry-first capability;

•

introduced our EZLinkLTE™ family of LTE modules in the second quarter of 2013, designed to reduce time to market for LTE-only device manufacturers, and achieved Verizon Wireless certification of the first two members of the EZLinkLTE module family, the VZ20Q and VZ20M, in the third quarter of 2013;

•	achieved certification by LG U+ in South Korea of our Firefly LTE platform for machine-to-machine applications in the third quarter of 2013;

•	announced our first consumer LTE tablet design win, the Kurio 7X 4G LTE, from KD Interactive, in the first quarter of 2014; and

•

successfully demonstrated our implementation of eMBMS, or LTE broadcast, technology as part of Verizon Wireless’ LTE Multicast public demonstration in New York during Super Bowl Week in the first quarter of 2014.

•

Understanding of wireless system-level architecture and expertise in signal processing. We have an end-to-end understanding of wireless system-level architectures and networks based on our team’s experience in a broad range of wireless technologies including 2G, 3G, Wi-Fi, WiMAX and LTE. This enables us to serve as a trusted advisor to wireless carriers, OEMs and infrastructure vendors to optimize the performance of their 4G devices and networks. For example, our solutions offer improved standby-mode battery life in 4G devices as a result of our in-depth understanding of the interactions between the device and the network and implementation of advanced power-saving techniques in our solutions. We also utilize our system-level knowledge to optimize handover performance between 3G and 4G networks in the same smartphone allowing for seamless transitions between networks and providing an enhanced user experience for mobile users. In addition, we provide our customers with Wi-Fi-4G coexistence systems designs that ensure that Wi-Fi transmissions in adjacent frequencies are properly filtered to maintain 4G performance.

•	High performance solutions for 4G applications. Our solutions offer high performance for use in a wide array of 4G-enabled devices. The key performance characteristics of our solutions include:

•	high throughput with peak downlink data transfer rates of 150 Mbps in our LTE solutions and up to 225 Mbps in our LTE-Advanced solution;

•	high power efficiency in both active and idle modes using our patented idle mode optimization algorithms that improve standby time and help maximize device battery life;

•	patented dual-transmit technology that improves coverage and provides higher data throughput from the device to the network compared to traditional single transmitter approaches;

•	support for an advanced technology called hybrid automatic repeat request, or hybrid ARQ, which significantly enhances RF link robustness and throughput improving mobility and range;

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

•

development and integration of a unique LTE interference mitigation technology, Sequans Active Interference Rejection (Sequans AIR™) into our LTE solutions for improved cell edge performance, enhanced network capacity and enhanced user experience; and

•	support for LTE-Advanced features, including carrier aggregation, a capability of creating a single virtual wide channel from two different narrower channels, resulting in higher throughput.

•

Highly optimized 4G solutions. We have successfully produced and ramped into commercial production five generations of 4G system-on-chip, or SoC, semiconductor solutions, and in 2013, we introduced our sixth generation 4G solution. This experience has resulted in what we believe to be one of the industry’s most efficient implementation, providing high performance at low cost and low power consumption. Some of our solutions have integrated the baseband processor and the RF transceiver into a single die, for the ultimate in integration, small footprint and low cost. In addition, we successfully migrated our baseband processors from 130nm to 65nm CMOS technology in 2009, and again to 40nm CMOS technology with our second-generation LTE SoC which became available in 2012. Furthermore, our comprehensive software solutions help our customers get to market quickly with an optimized, mature and field proven solution. Our highly optimized solutions offer key advantages for both ourselves and our end customers:

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

•

Accelerating our, and our customers’, time to market and reducing our customers’ development costs. In 2013, we introduced the EZLinkLTE™ family of LTE-only modules. By packaging our LTE semiconductor solutions in a complete, turnkey module form factor and certifying them with key wireless carriers, we expect to catalyze the market for LTE-only devices, speed time to market for customer wishing to incorporate LTE connectivity in their devices, and reduce the cost and complexity for our customers.

•

Leveraging our multiple generations of 4G chip design experience to become a leader in advanced LTE technology and cost efficiency. We have ten years and six generations of 4G chip design experience, resulting in highly optimized and cost-efficient chip implementations and deep technical expertise, allowing us to be among the first in the industry to deliver new capabilities to market, as well as to enable extremely cost-competitive solutions. For example, we developed a full 20MHz bandwidth TDD LTE solution which was used in the first TDD LTE network demonstration by China Mobile in 2010. In 2011, we announced our second-generation LTE solutions, the SQN3110, SQN3120 and SQN3140, which we believe provide differentiated performance, power efficiency and system cost advantages to manufacturers serving all potential LTE markets, including TDD LTE solutions for large wireless carriers such as China Mobile, Softbank, Reliance Jio Infocomm Ltd. and Sprint; and FDD LTE products to enable 3G wireless carriers such as Verizon Wireless, AT&T, KDDI and others to migrate to LTE. With this second-generation chipset, we were among the first LTE chip vendors to demonstrate the full 150Mbps downlink throughput capability defined in the 3GPP specification for LTE Category 4 devices. In December 2012, we disclosed the performance gains achieved in a trial with Softbank using our proprietary interference cancellation technology, Sequans AIR™. In February 2013, we announced our third generation LTE chip, with support for LTE Advanced features, including carrier aggregation support for up to 40MHz aggregated bandwidth, the only such capability in the industry. In addition, our SQN5120 dual-4G baseband along with our 4sight 4G network migration initiative provides an LTE chipset with built-in WiMAX support and other solutions to enable WiMAX operators to deploy devices for an efficient transition to LTE. In May 2013, we introduced our EZLinkLTE™ family of LTE-only modules, aimed at speeding time to market for our customers. In February 2014, we demonstrated a commercial-ready implementation of LTE Broadcast in Verizon Wireless’ LTE Multicast demonstration in New York during Super Bowl week. Finally, the cost and power efficiency achieved from our multiple generations of 4G modem design has enabled us to deliver our StreamliteLTE family of products at attractive price points, enabling LTE connectivity to be embedded in a wide range of cost-sensitive consumer and machine-to-machine applications, potentially growing the addressable market for LTE.

•

Maximizing return-on-investment in WiMAX. We developed a leadership position in WiMAX, particularly in the smartphone market, by investing early in the silicon integration and system design techniques required to be competitive in this market. With WiMAX deployments now slowing and new device development projects declining, we remain in a competitive position to address those opportunities that remain, maintaining or even growing market share. We intend to maintain our market position in WiMAX by focusing on continued penetration into 4G WiMAX devices that are deployed by large wireless carriers and the expansion of our sales in broadband wireless access devices for emerging markets and greenfield operators. In addition, as the first in the industry to provide a dual-4G WiMAX+LTE chip, we are uniquely positioned to generate new business by providing a solution that helps WiMAX carriers transition smoothly and economically to LTE. Our technology and market share leadership position enables us to pursue additional business without further investment in new product development.

Our Solutions

We have developed a portfolio of 4G semiconductor solutions to address a variety of applications and market segments. We offer baseband solutions used to encode and decode data based on 4G protocols that serve as the core wireless processing platform for a 4G device; RF transceivers used to transmit and receive wireless transmissions; and highly integrated SoC solutions that combine these and other functions into a single die or package. Some of our SoC solutions integrate the baseband and RF transceiver functions, in some cases with an applications processor and memory. This advanced integration reduces the size, cost, design complexity and power consumption of the 4G solution. In 2013, we introduced a family of LTE modules that vastly simplify the task of embedding LTE connectivity in many computing, consumer and machine-to-machine devices.

All of our baseband, SoC products and modules are provided with comprehensive software, including relevant source code and tools, to enable manufacturers to easily integrate our solutions into their devices in a wide variety of environments, including Apple MAC OSX, Microsoft Windows, Chrome OS and embedded operating systems such as Android. In addition, we provide our customers with design support, in the form of reference designs that specify recommended methods for interconnecting our chips to surrounding devices, such as host processors, memory and RF front-end components as well as tools to integrate with products from major automatic test equipment vendors. Further, we provide our customers with a warranty, for a period of one to two years, that our solutions are free from defects in materials and workmanship and will operate in material conformance with the provided specifications, entitling the customer to have the defective product repaired or replaced at our expense.

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

Our primary products during the last three financial years are summarized in the table below.

Product Name and Family	Description	Target Applications						Availability	Key Features
		Handsets	Tablets/ Embedded Laptops	USB Dongles	Embedded CE, M2M	CPE	Basestations

SQN1210	WiMAX BB + RF	•	•	•	•			Now	65nm technology, integrated multi-band RF transceiver, embedded SDRAM
SQN1220	WiMAX BB + RF			•		•		Now	As in SQN1210, plus integrated processor with VoIP support

SQN3220	LTE-Advanced Release 10 BB		•			•		Sampling Now	Carrier aggregation up to 20 + 20 MHz

SQN3110	LTE Release 9 BB	•	•	•	•			Now	40nm technology, 150Mbps Category 4 peak throughput, USB and SDIO interfaces, embedded SDRAM.

SQN3120	LTE Release 9 BB			•	•	•		Now	As in SQN3110 plus integrated processor and gigabit Ethernet MAC + interface.

SQN5120	LTE Release 9 + WiMAX BB			•		•		Now	As in SQN3120, plus integrated WiMAX baseband, seamless WiMAX-LTE handover support

SQN3140	LTE RF	•	•	•	•	•		Now	Supports 2.3—2.7 GHz and 3.3—3.8 GHz TDD LTE bands, up to 20 MHz bandwidth

SQN3240	LTE RF	•	•	•	•	•		Now	Supports FDD and TDD 700 MHz – 2.7 GHz, up to 20 MHz bandwidth

Product Name and Family	Description	Target Applications						Availability	Key Features
		Handsets	Tablets/ Embedded Laptops	USB Dongles	Embedded CE, M2M	CPE	Basestations

SQN3101	LTE Release 9 BB				•			Now	40nm technology, 50Mbs peak throughput, SDIO and USB interfaces, integrated processor + SDRAM, optimized price/performance and features for CE and M2M markets

VZ20Q	Surface-mount LTE module for Verizon Wireless network		•		•			Now	17mm x 24mm surface mountable module with integrated RF front end; Verizon Wireless certified

VZ20M	M.2 form-factor LTE module for Verizon Wireless network		•		•	•		Now	M.2 module with integrated RF front end and power management; Verizon Wireless certified

Abbreviations used in this table: BB = baseband processor, CPE = customer premise equipment, EOL = product declared end-of-life (as of December 31, 2013), FDD = frequency division duplexing, nm = nanometer, RF = radio frequency transceiver, SDRAM = Synchronous Dynamic Random Access Memory, SoC = system-on-chip, TDD = time division duplexing, VoIP = Voice over Internet Protocol.

In February 2013, we announced our first LTE-Advanced chip in our StreamrichLTE family of products, the SQN3220, which supports 3GPP Release 10 specifications. The key feature is extremely flexible carrier aggregation, allowing combination of any two carriers of any size up to 20 MHz each, contiguous or non-contiguous, inter-band or intra-band, for an overall total of 40 MHz of bandwidth. The SQN3220 also will support other Release 10 enhancements such as new MIMO schemes, enhanced inter-cell interference coordination (eICIC) schemes for heterogeneous networks (HetNet), and improvements to eMBMS (evolved multimedia broadcast multicast service) or LTE Broadcast. The SQN3220 supports both FDD and TDD duplexing methods and integrates a customer-programmable processor. The SQN3220 baseband chip is built in 40 nm CMOS.

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

In the LTE market, we expect to face competition from established semiconductor companies such as Broadcom Corporation, Intel Corporation, Marvell Technology Group Ltd., NVIDIA Corporation, Qualcomm Incorporated, Samsung Electronics Co. Ltd., and Spreadtrum, as well as smaller entrants in the market such as Altair Semiconductor or GCT Semiconductor. In the WiMAX market, we compete with suppliers such as GCT Semiconductor, Inc.

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

Our business development team is organized regionally and by wireless carrier. In addition to identifying new business opportunities based on the wireless carriers product launch plan, the business development team also works to understand the wireless carriers’ future technological requirements, so that we can incorporate appropriate features in our product roadmap. As of December 31, 2013, we had a business development team of both dedicated employees and outside contractors.

Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of December 31, 2013, we had a direct sales force serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, Korea and Japan; India; Europe; the Middle East and North and South America. In China, Japan, India, Korea and Brazil we supplement our direct sales team with local distributors and/or sales representatives who handle certain customer communications, logistics and customer support functions.

Our sales force works closely with a team of technical support personnel which, since April 2012, is part of the engineering and product development department. This team assists customers in solving technical challenges during the design, manufacturing implementation and certification phases of a customer’s product life cycle. The information obtained from customer support is then communicated back to the direct product development teams to be considered in future software releases or hardware development. This high-touch approach allows us to facilitate the successful certification and acceptance by the wireless carriers of our customers’ products, which speeds time-to-market for our customers and reinforces our role as a trusted advisor to our customers.

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

Our marketing strategy is focused on enabling broad adoption of 4G solutions and communicating our technology advantages to the marketplace. This includes building awareness of and preference for our technology at wireless carriers who generate demand for 4G-enabled devices. By working to understand carrier services strategies, device roadmaps and technical requirements, we believe we are better positioned to drive our roadmap to meet these needs, to influence their choice of technology suppliers, and to identify manufacturers in the wireless industry who are best prepared to serve the needs of the wireless carrier. For example, by engaging early with China Mobile, we were able to understand their requirements and achieve aggressive timelines for delivering our LTE solution for their demonstration network. In addition, our collaboration with Sprint allowed us to understand their user experience goals, which led to the implementation of an optimized 3G-4G handover capability and reduced idle-mode power consumption for handsets incorporating our solutions. More recently, our technical and business relationships with Verizon Wireless have allowed us to anticipate requirements and develop solutions tailored for their network, which helped us secure several design wins in 2013.

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

As of December 31, 2013 we had 13 employees and 2 outside contractors in our business development, sales and marketing team.

Customers

We maintain relationships with 4G wireless carriers and with OEMs and ODMs who supply devices to those carriers and their end users. We do not typically sell directly to wireless carriers, except from time to time in the context of selling services to enable new technologies or markets being developed by the carrier. Our sales are conducted on a purchase order basis with OEMs, ODMs, contract manufacturers or system integrators, or to a lesser extent with distributors who provide certain customer communications, logistics and customer support functions.

Our top ten customers accounted for 95%, 80% and 94% of our total revenue in 2011, 2012 and 2013, respectively. HTC accounted for 78%, 32% and less than 10% of our total revenue in 2011, 2012 and 2013, respectively. Huawei, through sales via dedicated distributors, accounted for less than 10% of our total revenue in 2011 and 16% and 33% of our revenue in 2012 and 2013, respectively. Customer A (a U.S. based corporation) accounted for 22% of our total revenue in 2013. Customer B (a U.S. based corporation) accounted for 10% of our total revenue in 2013. Customers A and B each accounted for less than 10% of our total revenue in 2011 and 2012. The terms and the existence of our commercial relationships with Customers A and B currently are subject to non-disclosure agreements. The following is a list of our top ten customers, in alphabetical order, based on total revenue during 2013:

• Airspan Network • Arrow Asia Pac Ltd.* • Gemtek Electronics Co • KZ Broadband Technologies • Customer A (U.S.-based corporation)	• Nationz Technologies • Netcomm Wireless, Ltd • Pinyon Technologies, Inc • Smith & Associates Far East Ltd. • Customer B (U.S.-based corporation)

*Distributor used exclusively for sales to Huawei

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

We use UTAC and SCI for most of our assembly and testing. We rely on extensive simulation, practical application and standardized test bed studies to validate and verify our products.

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

Intellectual Property

We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At December 31, 2013, we had 15 issued and allowed United States patents, 13 European patents, and 46 pending United States and European patents. The first of our issued and allowed patents is not expected to expire until 2025.

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

In the past, we have entered into licensing arrangements with respect to so called “essential patents” that claim features or functions that are incorporated into applicable industry standards and that we are required to provide in order to comply with the standard. We may be required to enter into such licensing arrangements in the future in order to comply with applicable industry standards, in particular with respect to the sales of our module products, which have full LTE functionality. We believe that general practice in the industry is that essential patent holders’ licensing policy is to license only to licensees selling a full LTE product, not to component vendors.

Facilities

Our principal executive offices are located in Paris, France, consisting of approximately 22,390 square feet under a lease that expires in May 2014. We have entered into a new lease for 21,625 square feet of office space just outside of Paris, effective January 1, 2014, with a term of six years. This facility accommodates our principal research and development, product marketing, and finance and administrative activities.

We have a 4,236 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2015. We have a 1,973 square-foot facility in Petach Tikva, Israel, which houses a small research and development team, and sales and technical support personnel, under a lease that expires in January 2015. We have a 1,957 square-foot facility in Xindian City, Taipei, Taiwan for sales and technical support personnel under a lease that expires in May 2014. We have a 1,447 square-foot facility in Shenzhen, China, which accommodates sales and technical support personnel, under a lease that expires in June 2014. We have a 1,600 square foot office in Singapore under a lease expiring in February 2016. We rent additional office space in Shanghai, China; Seoul, South Korea and Burnsville, Minnesota, U.S. under short-term lease agreements.

We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

C.	Organizational Structure

The Company is the ultimate parent of the group comprised of the Sequans Communications S.A. and its subsidiaries at December 31, 2013:

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

We shipped nearly 900,000 units during 2013, compared to nearly 1.6 million units during 2012 and more than 8.1 million units during 2011. Our total revenue was 13.7 million in 2013, compared to $22.3 million in 2012 and $93.7 million in 2011.

We currently have more than 50 end customers worldwide, consisting primarily of OEMs and ODMs for USB dongles, embedded devices, CPE, mobile routers and other data devices. We derive a significant portion of our revenue from a small number of end customers, and we anticipate that we will continue to do so for the foreseeable future. We do not have long-term purchase agreements with any of our end customers and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers. Customers representing more than 10% of total revenue in any of the years 2011, 2012 or 2013 are as follows:

Customer Location	% of total revenue for the year ended December 31,
	2013	2012	2011
China	33%	16%	9%
United States	22%	Less than 1%	0%
China	14%	2%	1%
United States	10%	0%	0%
Taiwan	Less than 1%	32%	78%

The high levels of revenue from HTC in 2011 was driven by the success of the HTC EVO 4G smartphone, which was launched in June 2010, and subsequent phones and tablets in the EVO family launched in 2011.

Our Consolidated Financial Statements for 2011, 2012 and 2013, have been prepared in accordance with IFRS as issued by the IASB.

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

Our product revenue began declining in the second half of 2011 compared to the first half of 2011 due to an overall decline in the WiMAX market driven by a change in strategy by Sprint to commit funding to a new 3G product and ultimately to transition from

WiMAX to LTE. Sprint was the largest driver of demand for WiMAX semiconductor solutions. We believe this reduction in the size of the WiMAX market to be permanent. Sales of our LTE products began to contribute materially to revenues in the second half of 2013 due to the timing of our products and the deployment timing of the operators where we are focused.

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

In the second half of 2013, we had initial sales of our module products. We introduced our modules in order to accelerate market adoption of LTE functionality in data devices such as tablets, notebook computers, consumer devices and machine-to-machine devices. The ASP of the module is much higher than the ASP of our semiconductor solutions as many other components are added in order to provide a complete LTE solution.

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

Other Revenue

Other revenue consists of the sale of licenses to use our technology solutions and revenue from associated annual software maintenance and support services, as well as technical support services. We license the right to use our solutions, including embedded software that enables our end customers to customize our solutions for use in their products. The license is perpetual and covers unlimited product designs by the end customer. We expect that we will continue to sign new license agreements as we begin working with new customers, but we do not expect that such licenses will generate significant revenues. Technical services may be provided from time to time for unusually complex projects. These agreements typically call for a number of milestones to be delivered over several quarters, with revenue recognized as the milestone deliverables are achieved. Such service agreements are occasional in nature, although we earned revenue from two customers under such agreements in 2013, resulting in an increase in other revenue this year. We therefore expect other revenue to remain flat or decline in absolute terms in future periods, however in the short term it is likely to remain a significant percentage of our total revenue.

The following table sets forth our total revenue by region for the periods indicated. We categorize our total revenue geographically based on the location to which we invoice.

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Asia	$85,902	$17,841	$8,169
Europe, Middle East, Africa	6,823	3,479	541
Americas	989	934	5,002

Total revenue	$93,714	$22,254	$13,712

Cost of Revenue

Our cost of revenue includes cost of product revenue and cost of other revenue.

Cost of Product Revenue

A significant portion of our cost of semiconductor solution product revenue consists of the cost of wafers manufactured by third-party foundries and costs associated with assembly and test services. Cost of product revenue is impacted by manufacturing variances such as cost and yield for wafer, assembly and test operations and package cost. To a lesser extent, cost of product revenue includes expenses relating to depreciation of productions mask sets, the cost of shipping and logistics, royalties, personnel costs, including share-based compensation expense, valuation provisions for excess inventory and warranty costs.

For our module products, the cost of product revenue includes not only the cost of the semiconductor solution but also other components such as power amplifiers and filters, as well as greater packaging costs.

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

Operating Expenses

Research and Development

We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Research and development expense consists primarily of personnel costs, including share-based compensation, for our engineers engaged in design and development of our products and technologies. These expenses also include the depreciation cost of intellectual property licensed from others for use in our products, product development costs, which include external engineering services, development software and hardware tools, cost of fabrication of mask sets for prototype products, external laboratory costs for certification procedures, equipment depreciation and facilities expenses.

We expect research and development expense to remain fairly stable in the short term as we continue to control costs, and then to increase in absolute terms as we enhance and expand our features and offerings for our product portfolio and we continue to develop new products for LTE, which will require additional resources and investments.

Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. As we operate in a highly innovative, dynamic and competitive sector, the costs incurred from the point that the criteria for capitalization are met to the point when the product is made generally available on the market are not material. Through 2013, all research and development expense has been expensed as incurred.

Research and Development Incentives

In France and the United Kingdom, we receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to remain fairly stable or decline slightly in the short term. For 2013, we recorded a net amount of approximately $3.7 million in tax incentives.

In France, we also receive incentives in the form of grants from agencies of the French government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received and all relevant conditions will be complied with. We expect that the amounts we receive from such incentives will be flat or decline over time in absolute terms. For 2013, we recorded approximately $0.8 million in grants.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our business development, sales and marketing personnel, commissions paid to independent sales agents, the costs of advertising and participation in trade shows, depreciation and facilities expenses. We expect the size of our business development, sales and marketing organization to remain flat or grow slightly in 2014 and therefore expect sales and marketing expense to remain fairly stable or grow slightly.

General and Administrative

General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, information technology, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; investor relations costs; insurance; depreciation and facilities expenses. We expect the size of our general and administrative staff to remain flat in 2014 and therefore expect general and administrative expense to remain fairly flat in absolute terms.

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

Inventories

Inventories consist primarily of the cost of semiconductors and modules purchased from subcontractors, including wafer fabrication, additional components for modules, packaging and testing. We write down the carrying value of our inventories to the lower of cost (determined using the moving average method) or net realizable value (estimated market value less estimated costs of completion and the estimated costs necessary to make the sale). We write down the carrying value of our inventory for estimated amounts related to lower of cost or market value, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. The estimated market value of the inventory is based on historical usage and assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions on a product-by-product basis. Once established, inventory reserves are not reversed until the related inventory has been sold or scrapped. Actual demand may differ from forecasted demand and these differences may have a material effect on recorded inventory values and cost of revenue.

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

In 2013, we reviewed the value of inventory of products which have not been declared end-of-life and for slow-moving WiMAX products and memory components. Based on the latest estimations of demand, the provision for WiMAX related inventory was adjusted and resulted in a net inventory provision reversal of $0.2 million.

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

For 2011, 2012 and 2013, we recorded employee share-based compensation expense of $4.2 million, $3.2 million and $2.2 million, respectively. Share-based compensation expense related to non-employees was not material for 2011, 2012 and 2013.

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

•

loans and receivables, financial assets at fair value through profit and loss: net book value is deemed to be approximately equivalent to fair value because of their relatively short holding period; and

•	trade payables: book value is deemed to be approximately equivalent to fair value because of their relatively short holding period.

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

Comparison of Years Ended December 31, 2012 and 2013

	Year ended December 31,		Change
	2012 restated (1)	2013	%
	(in thousands)
Revenue:
Product revenue	$19,600	$10,708	(45)%
Other revenue	2,654	3,004	13

Total revenue	22,254	13,712	(38)

Cost of revenue:
Cost of product revenue	11,781	8,616	(27)
Cost of other revenue	176	205	17

Total cost of revenue	11,957	8,821	(26)

Gross profit	10,297	4,891	(53)
Operating expenses:
Research and development	28,365	28,357	0
Sales and marketing	6,562	4,449	(32)
General and administrative	8,093	7,528	(7)

Total operating expenses	43,020	40,334	(6)

Operating income (loss)	(32,723)	(35,443)	8
Financial income (expense):
Interest income (expense), net	137	34
Foreign exchange gain (loss)	(158)	(35)

Profit (Loss) before income taxes	(32,744)	(35,444)
Income tax expense (benefit)	234	142

Profit (Loss)	$(32,978)	$(35,586)

(1)	Figures for the year ended December 31, 2012 have been restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

The following table sets forth a summary of our statement of operations as a percentage of total revenue:

	Year ended December 31,
	2012	2013
	(% of total revenue)
Revenue:
Product revenue	88	78
Other revenue	12	22

Total revenue	100	100

Cost of revenue:
Cost of product revenue	53	63
Cost of other revenue	1	1

Total cost of revenue	54	64

Gross profit	46	36
Operating expenses:
Research and development	128	207
Sales and marketing	29	32
General and administrative	36	55

Total operating expenses	194	294

Operating income (loss)	(147)	(258)
Financial income (expense):
Interest income (expense), net	1	0
Foreign exchange gain (loss)	(1)	0

Profit (Loss) before income taxes	(147)	(258)
Income tax expense (benefit)	1	1

Profit (Loss)	(148)	(259)

Revenue

Product Revenue

Product revenue decreased 45% from $19.6 million in 2012 to $10.7 million in 2013. This decrease was primarily due to lower sales of WiMAX products, which was partially offset by an increase in sales of LTE products. In the third quarter of 2013, we started selling LTE modules which have been developed for integration in tablets, notebooks, consumer electronics and machine-to-machine applications. Our largest customer in 2013, Huawei, integrated our WiMAX products into a range of products for emerging markets as well as for Japan. Huawei represented 33% of our revenue in 2013 compared to 16% of our revenue in 2012. HTC was our largest customer in 2012, representing 32% of our revenue, while $156,000 in revenue was recognized for this customer in 2013.

In 2013, we shipped approximately 700,000 units of WiMAX products compared to 1.4 million units in 2012, and 200,000 units of LTE products, which was flat compared to 2012. We expect our WiMAX product revenue to continue to decline as a result of a general decline in the WiMAX market in the United States and in most countries around the world. We expect our LTE product revenue to increase in 2014 as our LTE solutions are currently in commercial deployments in multiple countries outside of the U.S., and our chipset and modules were certified by Verizon Wireless and are beginning to ship in the United States. In addition, our solutions are under evaluation or trials with other leading wireless carriers.

Other Revenue

Other revenue increased 13% from $2.7 million in 2012 to $3.0 million in 2013, reflecting an increase of development services in 2013.

Cost of Revenue

Cost of product revenue decreased 27% from $11.8 million in 2012 to $8.6 million in 2013 due to lower variable product cost associated with the decreased number of units sold. Cost of other revenue remained relatively flat at $0.2 million in 2013, as compared to 2012.

Gross Profit

Gross profit decreased 53% from $10.3 million in 2012 to $4.9 million in 2013, and gross margin decreased from 46.3% in 2012 to 35.7% in 2013. The reduction in gross profit and gross margin primarily reflects the significant decline in revenue. Product gross margin decreased from 39.9% in 2012 to 19.5% in 2013 due to low absorption of fixed production costs by a low product revenue base, lower average selling prices on WiMAX products, and the sale of modules with lower gross margin in the second half of 2013. Provisions related to WiMAX inventory totaling $854,000 were recorded during 2012, while a net WiMAX inventory provision totaling $217,000 was reversed in 2013.

Research and Development

Research and development expense remained flat at $28.4 million in both 2013 and 2012. Overall, there were 176 employees and independent contractors in research and development at December 31, 2013 compared to 171 employees and independent contractors at December 31, 2012.

These expenses are net of any research and development incentives earned during the periods, which are accounted for as a reduction of research and development expense. Research and development incentives decreased by 9% from $5.0 million in 2012 to $4.5 million in 2013. In December 2012, we were notified of proposed tax adjustments, penalties and interest related to the French tax audit which related almost entirely to the research tax credits claimed for 2008 and 2009. Although we disagree with the adjustments, we recorded a provision, reducing the research and development incentives by $0.3 million. Without this provision, research and development incentives would have decreased by 14%.

Sales and Marketing

Sales and marketing expense decreased 32% from $6.6 million in 2012 to $4.4 million in 2013. The decrease primarily reflects the impact of a reorganization that occurred in mid-2012 as product development and technical support engineers were reassigned to research and development teams; the full impact of this reorganization was reflected in the 2013 full year sales and marketing expense. Overall, there were 15 employees in sales and marketing at December 31, 2013 compared to 17 employees at December 31, 2012.

General and Administrative

General and administrative expense decreased 7% from $8.1 million in 2012 to $7.5 million in 2013 due to a decrease of $0.7 million in stock based compensation expenses and a decrease of $0.4 million related to bad debts provision, partially offset by the $0.5 million impact of the decision in November 2013 to move our headquarters in 2014. The charge in 2013 related to the move resulted from the reduction in the duration of the expected economic benefits of leasehold improvements, and a revision on a prospective basis of the depreciation of assets. We also recorded an impairment to reduce the carrying value to fair value. There were 18 employees in general and administrative at December 31, 2013 compared to 19 employees at December 31, 2012.

Interest Income (Expense), Net

Net interest income decreased 75% from a net interest income of $0.1 million in 2012 to a net interest income of $34,000 in 2013. The decrease of interest income is due to lower amounts of cash and cash equivalents invested in interest-bearing accounts.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange loss of $35,000 in 2013 compared to a net foreign exchange loss of $0.2 million in 2012 primarily due to movements in the U.S. dollar versus the euro.

Income Tax Expense (Benefit)

In 2013, we recorded current tax expense of $190,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax income amounting to $48,000. In 2012, we recorded current tax expense of $207,000 arising from taxable income incurred at certain subsidiaries and a deferred tax expense amounting to $27,000. Deferred tax assets have not been recognized in 2013 or 2012 with respect to our losses as we have not generated taxable profits since beginning operations in 2004.

Comparison of Years Ended December 31, 2011 and 2012

	Year ended December 31,		Change
	2011 restated (1)	2012 restated (1)%
	(in thousands)
Revenue:
Product revenue	$91,742	$19,600	(79)%
Other revenue	1,972	2,654	35

Total revenue	93,714	22,254	(76)

Cost of revenue:
Cost of product revenue	46,167	11,781	(74)
Cost of other revenue	247	176	(29)

Total cost of revenue	46,414	11,957	(74)

Gross profit	47,300	10,297	(78)
Operating expenses:
Research and development	24,926	28,365	14
Sales and marketing	12,960	6,562	(49)
General and administrative	8,323	8,093	(3)

Total operating expenses	46,209	43,020	(7)

Operating income (loss)	1,091	(32,723)	(3,151)
Financial income (expense):
Interest income (expense), net	(389)	137
Foreign exchange gain (loss)	(744)	(158)

Profit (Loss) before income taxes	(42)	(32,744)
Income tax expense (benefit)	371	234

Profit (Loss)	$(413)	$(32,978)

(1)	Figures for the year ended December 31, 2011 and 2012 have been restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

The following table sets forth a summary of our statement of operations as a percentage of total revenue:

	Year ended December 31,
	2011	2012
	(% of total revenue)
Revenue:
Product revenue	98	88
Other revenue	2	12

Total revenue	100	100

Cost of revenue:
Cost of product revenue	49	53
Cost of other revenue	1	1

Total cost of revenue	50	54

Gross profit	50	46
Operating expenses:
Research and development	27	128
Sales and marketing	14	29
General and administrative	8	36

Total operating expenses	49	194

Operating income (loss)	1	(147)
Financial income (expense):
Interest income (expense), net	—	1
Foreign exchange gain (loss)	(1)	(1)

Profit (Loss) before income taxes	—	(147)
Income tax expense (benefit)	—	1

Profit (Loss)	—	(148)

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

Selected Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for 2012 and 2013. This unaudited quarterly information has been prepared on the same basis as our audited Consolidated Financial Statements and includes all adjustments necessary for the fair presentation of the information for the quarters presented. You should read this table together with our Consolidated Financial Statements and the related notes thereto included in this annual report. Our quarterly results of operations will vary in the future. The results of operations for any quarter are not necessarily indicative of results for the entire year and are not necessarily indicative of any future results.

	Three months ended
	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
	restated(2)	restated(2)	restated(2)	restated(2)
	(in thousands) (unaudited)
Revenue:
Product revenue	$3,314	$5,990	$7,452	$2,844	$1,096	$1,799	$3,842	$3,971
Other revenue	793	1,045	530	286	1,206	548	227	1,023

Total revenue	4,107	7,035	7,982	3,130	2,302	2,347	4,069	4,994

Cost of revenue(1):
Cost of product revenue	1,707	3,177	4,104	2,793	1,262	1,332	3,026	2,996
Cost of other revenue	44	44	44	44	320	51	21	(187)

Total cost of revenue	1,751	3,221	4,148	2,837	1,582	1,383	3,047	2,809

Gross profit	2,356	3,814	3,834	293	720	964	1,022	2,185
Operating expenses(1):
Research and development	7,018	7,650	6,448	7,251	6,514	7,248	7,339	7,256
Sales and marketing	2,230	2,009	1,470	853	1,139	1,135	1,101	1,074
General and administrative	2,111	2,107	1,870	2,003	2,321	1,798	1,350	2,059

Total operating expenses	11,359	11,766	9,788	10,107	9,974	10,181	9,790	10,389

Operating income (loss)	(9,003)	(7,952)	(5,954)	(9,814)	(9,254)	(9,217)	(8,768)	(8,204)
Financial income (expense):
Interest income (expense), net	31	46	22	38	19	10	3	2
Foreign exchange gain (loss)	(8)	(354)	249	(45)	(132)	167	52	(122)

Profit (Loss) before income taxes	(8,980)	(8,260)	(5,683)	(9,821)	(9,367)	(9,040)	(8,713)	(8,324)
Income tax expense (benefit)	55	36	73	70	37	51	53	1

Profit (Loss)	$(9,035)	$(8,296)	$(5,756)	$(9,891)	$(9,404)	$(9,091)	$(8,766)	$(8,325)

(1)	Includes share-based compensation as follows:

	Three months ended
	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
	(in thousands) (unaudited)
Cost of revenue	$65	$42	$33	$15	$26	$23	$20	$43
Operating expenses	1,241	875	710	207	536	465	407	644

Share-based compensation	$1,306	$917	$743	$222	$562	$488	$427	$687

(2)	Figures for each quarter of 2012 have been restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

The following table sets forth a summary of our quarterly statement of operations as a percentage of total revenue:

	Three months ended
	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
	(% of revenue) (unaudited)
Revenue:
Product revenue	81	85	93	91	48	77	94	80
Other revenue	19	15	7	9	52	23	6	20

Total revenue	100	100	100	100	100	100	100	100

Cost of revenue:
Cost of product revenue	42	45	51	90	55	57	74	60
Cost of other revenue	1	1	1	1	14	2	1	(4)

Total cost of revenue	43	46	52	91	69	59	75	56

Gross profit	57	54	48	9	31	41	25	44
Operating expenses:
Research and development	171	109	81	232	283	309	180	145
Sales and marketing	54	29	18	27	49	48	27	22
General and administrative	51	29	23	64	101	77	33	41

Total operating expenses	276	167	122	323	433	434	241	208

Operating income (loss)	(219)	(113)	(74)	(314)	(402)	(393)	(215)	(164)
Financial income (expense):
Interest income (expense), net	—	1	—	1	1	—	—	—
Foreign exchange gain (loss)	—	(5)	3	(1)	(6)	7	1	(2)

Profit (Loss) before income taxes	(219)	(117)	(71)	(314)	(407)	(385)	(214)	(167)
Income tax expense (benefit)	1	1	1	3	2	2	1	—

Profit (Loss)	(220)	(118)	(72)	(317)	(409)	(387)	(215)	(167)

In 2012 and the first two quarters of 2013, product sales fluctuated over the quarters due to the combined effect of our LTE products shipping in small quantities for trials or early phases of deployment by various carriers and our WiMAX products being sold primarily for mature products and only as the supply chain became empty. In the third and fourth quarters of 2013, product revenue began increasing as shipments for new design wins began. Other revenue fluctuated over the quarters, primarily due to the timing of the execution of software licenses and, in 2013, the timing of performance milestones in technology service agreements.

Cost of product revenue declined throughout 2012 and the first two quarters of 2013 as product revenue decreased, and then increased with the revenue ramp in the third and fourth quarters of 2013. Cost of other revenue increased in the first quarter of 2013 impacted by an expected external cost of services related to a service agreement, an amount which was reversed in the fourth quarter as the service ultimately was provided internally at lower cost. Otherwise, cost of other revenue remained flat as the cost of providing maintenance services was provided generally by the same number of personnel during each of these periods and does not vary significantly with the level of maintenance revenues.

Gross margin was significantly above 50% in the first two quarters of 2012 due to the high contribution of license revenue in the mix. Gross margin declined to 48% in the third quarter of 2012 as the revenue mix shifted more toward product revenue, and license revenues declined. In the fourth quarter of 2012, gross margin declined to 9% reflecting a combination of low other revenue, lower product revenues unable to fully absorb fixed costs and a provision for excess WiMAX inventory of $854,000. In 2013, the gross margin remained below 50% as low product revenue was not able to absorb fixed costs, our LTE modules with lower margins than our chip solutions began shipping in the third quarter and the proportion of license and other revenue fluctuated from quarter to quarter.

Research and development expense increased significantly in the first half of 2012, reflecting an internal reorganization resulting in certain project managers and technical support engineers being reassigned to research and development teams. The decrease in the third quarter reflects the impact of a headcount reduction implemented in the second quarter, as well as some seasonality. The increase in the fourth quarter results from some significant operator certification costs as well as the impact of a provision related to the tax audit findings with respect to prior years’ research tax credits. Research and development expense in the first quarter of 2013 decreased both in comparison to the unusually high level in the fourth quarter of 2012 and due to discretionary spending being delayed until after a financing round was completed. Beginning in the second quarter of 2013, research and development expenses increased, reflecting amortization of large product development-related fixed assets as well as normal product certification and other development-related spending.

In 2012, sales and marketing expense declined significantly beginning in the first quarter due to the internal reorganization resulting in the transfer of the technical support engineers and certain project managers into the research and development department. Sales and marketing expense remained flat in 2013 from quarter to quarter.

Following headcount reductions in the second quarter of 2012, general and administrative expense declined in the third quarter. The increase in the fourth quarter of 2012 reflects the provision for bad debts recorded related to one customer for $448,000. The increase in general and administrative expense in the first quarter of 2013 reflects the provision for bad debts recorded related to one customer for $770,000. The increase in the fourth quarter of 2013 reflects the impact of the move of our headquarters, which will take place in May 2014 but was decided in November 2013, totaling $508,000.

Financial income (expense) has varied each quarter presented primarily due to foreign exchange gains and losses. Foreign exchange gains and losses resulted primarily from the change in the U.S. dollar to euro exchange rate and remeasurement of euro-based assets and liabilities at settlement or balance sheet date.

Due to our limited operating history, we have yet to experience an established pattern of seasonality. However, business activities in Asia generally slow down in the first quarter of each year during the Chinese New Year period, which could harm our sales and results of operations during the period.

B.	Liquidity and Capital Resources

Sources of Liquidity

Our cash and cash equivalents were $37.2 million at December 31, 2013. We believe that our available cash and cash equivalents will be sufficient to fund our operations for at least the next 12 months.

Since inception, we have financed our operations primarily through proceeds from the issues of our shares and convertible notes, which totaled €54.7 million ($73.1 million) from 2004 to the end of 2010; from the $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011 and from $37.1 million in net proceeds from our two follow-on public offerings in February and November 2013.

In June 2012, we entered into a finance lease agreement with a French financial institution whereby we have the possibility to finance acquisitions of qualifying equipment with a total purchase price of up to €1.5 million ($2.0 million) through finance leases that are reimbursed over a 36-month period at an effective rate of interest of 4.6%. The finance lease obligation is secured by restricted cash balances on deposit with the financial institution equal to one-third of the original principal financed. The facility expired February 28, 2013 and has not been renewed. At December 31, 2013, our capital lease obligations, including the current portion, amounted to $0.5 million.

Apart from amounts outstanding under the finance lease agreement, we had no outstanding debt at December 31, 2013.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Net cash from (used in) operating activities	$2,763	$(22,848)	$(24,345)
Net cash used in investing activities	(10,252)	(5,511)	(3,956)
Net cash from financing activities	54,976	(119)	36,791

Net increase (decrease) in cash and cash equivalents	$47,487	$(28,478)	$8,490

Cash Flows from Operating Activities

Net cash used in operating activities during 2013 was $24.3 million, reflecting a net loss (before income tax) of $35.4 million, a decrease in trade receivables and other receivables of $0.5 million, a decrease in inventories of $0.9 million, an decrease in research tax credit receivable of $0.4 million and a increase of trade payables and other liabilities of $1.3 million. These uses of cash were partially offset by non-cash charges, including depreciation and amortization of $6.3 million, and share-based compensation expense of $2.2 million during the period.

Net cash used in operating activities during 2012 was $22.8 million, reflecting a net loss (before income tax) of $32.7 million, a decrease in trade receivables and other receivables of $3.9 million, a decrease in inventories of $4.2 million, an increase in research tax credit receivable of $4.0 million and a decrease of trade payables and other liabilities of $3.3 million. These uses of cash were partially offset by non-cash charges, including depreciation and amortization of $4.4 million, and share-based compensation expenses of $3.2 million during the period.

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

Cash Used in Investing Activities

Cash used in investing activities during 2013, 2012 and 2011, consisted primarily of purchases of property and equipment and intangible assets of $3.9 million, $5.6 million, and $11.0 million, respectively. The higher level of capital expenditures in 2011 reflects purchases related to LTE product development in addition to ongoing WiMAX product development. In 2010, the factoring agreement we entered into with Natixis Factor also required establishing a financial deposit of $0.6 million which was reimbursed in 2011 pursuant the termination of the agreement.

Cash Flows from Financing Activities

Net cash provided by financing activities was $36.8 million in 2013, reflecting $37.1 million in net proceeds from our two follow-on public offerings in February and November 2013.

Net cash provided by financing activities was $0.1 million in 2012, reflecting interest received from our cash equivalents invested in money market funds.

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

Operating and Investing Requirements

We expect our operating expenses to remain flat or increase slightly in 2014. We expect that investments in tangible and intangible assets are likely to return to about the level of 2012 investments.

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

We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 176 employees and consultants, at December 31, 2013, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal wireless domains, including LTE, WiMAX, 2G, 3G and Wi-Fi. More than 73% of our employee engineers have more than 10 years of experience in their specific domain and 99% of our engineers hold masters degrees.

The ability to successfully integrate and mass-produce digital and/or RF functionality in advanced process technology with acceptable yields is a significant industry challenge. Due to the robustness of our silicon design and verification methodologies, we have demonstrated competency in repeatedly achieving production-capable products with the first version of our chip designs, reducing time to market and avoiding costs associated with additional design revisions. Each of our 65nm WiMAX SoC products, which consisted of integrated baseband and RF transceiver functions, and our first two generations of 40nm LTE baseband products, were production-ready from the initial version of the design. We believe this experience positioned us well for our migration to dense process geometry such as 28nm for our new products. Looking ahead to future generations, we expect this competency will serve us well as we develop ever more complex designs in more advanced process technologies.

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

Since February 2009, we have been certified as ISO 9001 compliant, an international standard set by the International Organization for Standardization, or ISO, that sets forth requirements for an organization’s quality management system. We believe this certification gives our customers confidence in our quality control procedures. We also participate in a number of organizations and standards bodies, including the IEEE 802.16 Working Group on Broadband Wireless Access Standards, an organization that develops standards and recommended practices to support the development and deployment of broadband wireless metropolitan area networks, the 3rd Generation Partnership Project (3GPP), Open Mobile Alliance (OMA), the WiMAX Forum, the PTS Type Certification Review Board (PTCRB) the Global Certification Forum, European Telecommunications Standards Institute (ETSI) and CTIA—The Wireless Association. In addition, we participate in multiple European Union and French collaborative projects for advanced studies focusing on future evolutions of the 4G technology or addressing the longer term 5G technology challenges.

Our research and development expense was $24.9 million for 2011 and $28.4 million for each of 2012 and 2013, respectively.

D.	Trend Information

For the year ended December 31, 2011, the most significant change in trends that effected our business, results of operations and financial condition was the unexpected decline experienced in the WiMAX market driven by a change in strategy by Sprint, the largest driver of demand for WiMAX semiconductor solutions, who in the third quarter of 2011 introduced the 3G iPhone and announced their intention to begin deploying LTE in 2012. This change in the WiMAX market harmed our results of operations for the second half of 2011 and for the year ended December 31, 2012, particularly as we did not generate significant revenue from LTE products until the second half of 2013 due to the time necessary to get our LTE products ready for mass production, certify them at various LTE carriers and the timing of the LTE carriers’ LTE-only products. Other than these items, or as disclosed elsewhere in this annual report, including in “Item 5. A. Operating Results”, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonable likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

F.	Contractual Obligations

The following table summarizes our outstanding contractual obligations at December 31, 2013 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Finance lease obligation	$501	$261	$240	$—	$—
Operating leases	5,365	1,382	1,581	$1,441	$961
Inventory component and equipment purchase commitments	1,024	1,024	—	—	—

Total	$6,890	$2,667	$1,821	$1,441	$961

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as the date of this annual report.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	52	Chairman of the Board and Chief Executive Officer
Deborah Choate	50	Chief Financial Officer
Bertrand Debray	49	Chief Operating Officer
Rudy Leser	48	Vice President, Business Development
T. Craig Miller	48	Vice President, Worldwide Marketing

Directors
Gilles Delfassy	58	Director
James Patterson	46	Director
Hubert de Pesquidoux	48	Director
Dominique Pitteloud	52	Director
Alok Sharma	49	Director
Zvi Slonimsky	64	Director

Executive Officers

Dr. Georges Karam has served as our chairman of the board and chief executive officer since the company was founded in 2003. Before founding Sequans, Dr. Karam was vice president of cable access at Juniper Networks, running the cable engineering and marketing departments and managing the cable sales launch in the Europe, Middle East and Africa region. He joined Juniper Networks when the company acquired Pacific Broadband Communications (PBC), where he was vice president of engineering and general manager for Europe. Dr. Karam has served in a variety of senior management positions at Alcatel, SAGEM and Philips. He is a senior member of IEEE, has authored numerous technical and scientific papers and holds several patents in digital communications. Dr. Karam holds a[n Eng and] PhD [in signal processing and communication theory] from Ecole Nationale Supérieure des Télécommunications, Paris.

Deborah Choate has served as our chief financial officer since July 2007. Prior to joining Sequans she was chief financial officer at Esmertec AG from September 2005 to June 2007 and at Wavecom SA, from August 1998 to August 2004, and vice president of finance at Platinum Equity from October 2004 to September 2005. Earlier in her career, she was an audit partner with Ernst & Young. Ms. Choate has 30 years of experience in management, finance and accounting, including over 15 years working with technology companies, in particular communications hardware, software and services. Ms. Choate holds a BS from the University of California at Berkeley.

Bertrand Debray has served as our chief operating officer since July 2013 and prior to that as vice president, engineering since the company was founded in 2003. Before joining Sequans, Mr. Debray was director of hardware and ASIC development in the cable product division at Juniper Networks. He joined Juniper Networks after the company acquired Pacific Broadband Communications, where he played the same role and was significantly involved in developing the cable product and team. Mr. Debray has held technical and management positions at Alcatel. He has 17 years’ experience in large project development covering all access technologies, including wireless, satellite and cable. Mr. Debray holds a MSE from Ecole Nationale Supérieure des Télécommunications, Paris.

Rudy Leser has served as our vice president, business development since September 2011. Mr. Leser is responsible for establishing and managing our relationships with mobile operators, technology partners and other key players in the global wireless ecosystem. He has more than 20 years’ experience managing marketing, sales and business development in the telecom industry with carriers and telecom equipment manufacturers. Prior to joining Sequans, Mr. Leser was an independent telecommunications consultant from January 2011 to August 2011. From 2000 through December 2010, Mr. Leser served in the executive management group of Alvarion as the corporate vice president of marketing and strategy, a global leader in 4G networking solutions. Prior to joining Alvarion, he was a member of the management team at Floware, where he led the merger of BreezeCom and Floware, which became Alvarion in 2001. From 1994 to 2000, Mr. Leser was a founder of Metalink Ltd, a worldwide xDSL chipset vendor, where he served as vice president of marketing and vice president of sales. Mr. Leser started his career at Tadiran Telecommunication where he served in different positions in R&D and later in global European sales responsibilities. Mr. Leser holds a BS in aerospace engineering and an MS in aerospace and applied maths engineering from Technion Israel.

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

Hubert de Pesquidoux has served as a director since March 2011. Mr. de Pesquidoux is an Executive Partner at Siris Capital and from November 2009 to the present Mr. de Pesquidoux has served as Chief Executive Officer of HDP Consulting, a consulting company. From 1991 until December 2009, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and as President of the Enterprise business from November 2006 until December 2008. Mr. de Pesquidoux’s recent positions also include President of Alcatel North America from June 2003 until November 2006. Mr. de Pesquidoux also served as the Chairman of the Board of Tekelec and currently serves, or has served, as a director of Radisys Corporation, Mavenir Systems, Inc. and Criteo S.A. Mr. de Pesquidoux holds a Master in Law from University of Nancy II, a Master in Economics and Finance from Institut d’Etudes Politiques de Paris, a DESS in International Affairs from University of Paris Dauphine and was a laureate in the “Concours Général de Droit”.

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

Alok Sharma has served as a director since January 2011. Dr. Sharma currently serves as management consultant for Silver Lake Partners, a global leader in technology investing with over $23 billion in combined assets under management. From September 2010 to December 2012, Dr. Sharma was the chief executive officer of Accelera Inc., a company focused on building network optimization software for mobile broadband networks. From February 2009 to August 2010, Dr. Sharma was the Senior Vice President, Corporate Development and Alliances, at Aviat Networks (earlier known as Harris-Stratex, Microwave Division of Harris Corporation), where he was responsible for leading corporate strategy, mergers and acquisitions, as well as the development of key strategic relationships for the company. Beginning in June 2004, Dr. Sharma was the founder and chief executive officer of Telsima Corporation, a provider of WiMAX broadband wireless solutions, until it was acquired by Aviat Networks in February 2009. Prior to Telsima, Dr. Sharma was the vice president and general manager of the Worldwide Cable Business at Juniper Networks from

December 2001 to May 2003. Before Juniper Networks, Dr. Sharma was the founder and chief executive officer of Pacific Broadband Communications, which was acquired by Juniper Networks in December 2001. Prior to that, Dr. Sharma held senior management and technical positions at Hewlett Packard, Fujitsu/Amdahl, Integrated Device Technology and Siara Systems, a metro routing company acquired by Redback/Ericsson. Dr. Sharma holds a bachelor of engineering from the Indian Institute of Technology, Roorkee, India and a PhD in electrical engineering from the University of Wisconsin-Madison.

Zvi Slonimsky has served as a director since November 2006. Since 2005, Mr. Slonimsky has been chairman of the board of several Israeli high tech companies, including Awear, Extricom, Maradin, Pentalum, Alvarion, Teledata and Surf. He served as CEO of Alvarion Ltd. from 2001 to October 2005, following Alvarion’s establishment via merger of BreezeCOM and Floware in August 2001. Prior to the merger, Mr. Slonimsky was CEO of BreezeCom. Before that, he served as president and CEO of MTS Ltd. and was general manager of DSP Group, Israel. Earlier in his career, he held senior positions at several Israeli telecom companies, including C.Mer and Tadiran. Mr. Slonimsky holds a BSEE and a MSEE from the Technion Israel Institute for Technology and an MBA degree from Tel-Aviv University.

B.	Compensation

Compensation of Executive Officers and Directors

The aggregate compensation paid and benefits in kind granted by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2013, was approximately $4.4 million. For the year ended December 31, 2013, we estimate that approximately $10,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.

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

Equity Plans

Beginning in 2004, we have issued to our employees and consultants stock options, founders warrants and warrants to purchase our ordinary shares, and in 2011 and 2012, we issued restricted share awards. Due to French corporate law and tax considerations, we have issued such equity awards under four types of equity plans, collectively referred to in this discussion as our equity plans. Our equity plans provide for the issue of stock options to employees pursuant to our Stock Option Plans, warrants to our business partners, including consultants and advisors, who have long-term relationships with us and advise us on a regular basis, pursuant to our BSA Subscription Plans, and restricted share awards pursuant to our Restricted Share Award Plans, and prior to our initial public offering in the United States in April 2011, founders warrants to employees in France until the time of our initial public offering, pursuant to our BCE Subscription Plans. Founders warrants are a specific type of option available to qualifying young companies in France and have a more favorable tax treatment for both the employee and the employer compared to stock options, but otherwise function in the same manner as stock options, in particular in terms of vesting. Following completion of our initial public offering in the Unites States in April 2011, we no longer issue founders warrants.

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

From 2004 through March 21, 2014, our shareholders have approved and authorized the issuance of an aggregate of 9,526,500 shares under our equity plans. At March 21, 2014, there were outstanding stock options, founders warrants and warrants to purchase a total of 5,326,558 of our shares issued under our equity plans at a weighted average exercise price of $4.57, of which 1,961,500 were held by our directors and executive officers at a weighted average exercise price of $5.83 per share. Of these outstanding stock options, founders warrants and warrants, at March 21, 2014, options to purchase 3,304,449 ordinary shares were vested and exercisable. At March 21, 2014, there were 72,800 restricted share awards outstanding, all vested but restricted from sale until October 2015, and none of which was held by our directors and executive officers.

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

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or have options to purchase more than one percent of our ordinary shares as of March 21, 2014:

Name (Title)	Number of Option(s)	Exercise Price	Expiration Date
Dr. Georges Karam, Chairman and Chief Executive Officer	500,000	€6.26 ($8.63)	Mar. 8, 2021
	50,000	$2.04	Dec. 13, 2022
	150,000	$1.90	Dec. 12, 2023

Bertrand Debray, Chief Operating Officer	150,000	€6.26 ($8.63)	Mar. 8, 2021
	24,000	$2.04	Dec. 13, 2022
	24,000	$1.90	Dec. 12, 2023

C.	Board Practices

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

Our board of directors currently consists of seven directors. Under our by-laws, our board of directors may be comprised of up to nine members. Our board of directors is not currently seeking to fill the two vacant positions; however, a major shareholder, Bpifrance Participations, reporting ownership of 6,362,761 ADSs (10.76% of our outstanding shares), seeks to nominate a board member. As part of the November 2013 public offering, during which Bpifrance Participations purchased approximately 4.8 million ADSs, Dr. Karam agreed with Bpifrance Participations to propose their candidate to the board of directors for consideration to be nominated at our next annual shareholders meeting to take place in June 2014. In addition, assuming that the board approves the nomination and the election of the candidate is put to a vote of the shareholders, Dr. Karam has committed to vote his own shares in favor of the election of the candidate. As of March 21, 2014, Bpifrance Participations has proposed a candidate, but the candidate has yet been presented to the board of directors.

Our board of directors has determined that each of Messrs. Delfassy, Patterson, de Pesquidoux, Pitteloud, Sharma and Slonimsky qualify as independent under the applicable rules and regulations of the SEC and the NYSE.

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

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2015
Gilles Delfassy	Director	2012	2015
James Patterson	Director	2011	2016
Hubert de Pesquidoux	Director	2011	2016
Dominique Pitteloud	Director	2005	2016
Alok Sharma	Director	2011	2016
Zvi Slonimsky	Director	2006	2015

At our shareholders’ general meeting held in June 2012, our by-laws were amended to provide that each director is elected for a three-year term by a vote of the majority of the shareholders present or represented. Under French law, a director who is an individual cannot serve on more than five boards of directors or supervisory boards in corporations (société anonyme) registered in France; directorships in companies controlled by us, as defined in article L.233-16 of the French Commercial Code, are not taken into account.

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

Directors’ Service Contracts

We entered into letter agreements with each of James Patterson and Alok Sharma before they became directors. We also entered into a consulting agreement with Gilles Delfassy before he became one of our directors. See “Item 7.B—Related Party Transactions—Agreements with Executive Officers and Directors—Director and Compensation Agreements”. There are no arrangements or understandings between us and any of our non-employee directors providing for benefits upon termination of their employment or service as directors of our company, other than as required by applicable law.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of James Patterson, Alok Sharma, Zvi Slonimsky and, beginning in July 2013, Gilles Delfassy, with Mr. Patterson serving as chairperson. The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board. In making such recommendations, the nominating and corporate governance committee considers the skills and experience of the directors or nominees in the context of the needs of our board of directors as well as the directors’ or nominees’ diversity of skills and experience in areas that are relevant to our business and activities. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the applicable rules and regulations of the NYSE. The nominating and corporate governance committee operates under a written charter.

D.	Employees

At December 31, 2013, we had 188 full-time employees, of whom 120 were located in France, 19 were in the United Kingdom, 13 were in China, 12 were in the United States, 8 were in Singapore, 5 were in Israel, 5 were in Taiwan, 2 were in India, 2 were in South Korea, 1 was in Ukraine and 1 was in Hong Kong. These employees include 153 in research and development, 13 in sales and marketing, 18 in general and administration and 4 in operations. Management considers labor relations to be good. We also have independent contractors and consultants. At December 31, 2013, we had 18 dedicated engineers from Global Logic in Ukraine for software development and testing, and also had 7 independent contractors in both research and development and sales and marketing in France.

At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2011	2012	2013
Department:
Research and development	139	144	153
Sales and marketing	46	15	13
General and administration	21	19	18
Operations	6	4	4

Total	212	182	188

Geography:
Europe, Middle East, Africa	163	141	145
Asia	38	32	31
Americas	11	9	12
Total	212	182	188

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B.—Compensation—Equity Plans” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 21, 2014:

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

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 59,143,722 ordinary shares outstanding as of March 21, 2014.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
5% Shareholders
Add Partners and affiliates(1)	4,371,996	7.4%
I-Source Gestion and affiliates(2)	3,314,226	5.6
Kennet Partners and affiliates(3)	3,219,766	5.4
Dr. Georges Karam(4)	3,510,553	5.9
Nokomis Capital, L.L.C.(5)	3,012,876	5.1
Bpifrance Participations(6)	6,362,761	10.8
Executive Officers and Directors
Dr. Georges Karam(4)	3,510,553	5.9%
Deborah Choate(7)	246,656	*
Bertrand Debray(8)	991,314	1.7
Rudy Leser(9)	78,500	*
T. Craig Miller(10)	127,667	*
Gilles Delfassy(11)	8,333	*
James Patterson(12)	27,000	*
Hubert de Pesquidoux(13)	27,000	*
Dominique Pitteloud(14)	27,000	*
Alok Sharma(15)	27,000	*
Zvi Slonimsky(16)	243,798	*
All executive officers and directors as a group (11 persons)(17)	5,314,821	9.0%

*	Represents beneficial ownership of less than 1%.
(1)	Based on information provided to the Company. Includes 4,304,838 shares held by ADD One LP, or ADD; and 67,158 shares held by ADD One GmbH K.G. & Co, or KG. Pursuant to the constitutional documents of ADD and KG, ADD Management Limited, or AML, has sole voting and investment power over the shares held by ADD and KG. AML is the managing general partner of ADD One General Partner LP which in turn is the managing general partner of ADD and Liquidator of KG. The board of directors of AML consists of Kevin Brennan and Barry McClay, who share such voting and investment power. Each of Kevin Brennan and Barry McClay disclaim beneficial ownership except to the extent of his pecuniary interest therein. The address of AML is 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey, GY1 2HL.
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
(3)	Based on a Schedule 13G filed with the SEC on February 9, 2012 and information provided to the Company. Includes 3,205,401 shares held by Kennet Partners II LP, or KII; and 14,365 shares held by King Street Partners LP, or KSP. Pursuant to a management agreement, Kennet Capital Management (Jersey) Limited, or KCMJL, has sole voting and investment power over the shares held by KII and KSP. The board of directors of KCMJL consists of Michael Harrop, James Brasher and Davinia Smith, who share such voting and investment power. Each of Michael Harrop, James Brasher and Davinia Smith disclaim beneficial ownership except to the extent of his or her pecuniary interest therein. The address of KCMJL is 47 Esplanade, St. Helier, Jersey JE1 0BD Channel Islands.
(4)	Includes 403,125 shares subject to options that are exercisable within 60 days of March 21, 2014.
(5)	Based on a Schedule 13G filed with the SEC on February 14, 2014. Includes 3,012,876 shares held by Nokomis Capital, L.L.C., or Nokomis Capital, purchased by Nokomis Capital through the accounts of certain private funds and managed accounts (collectively, the Nokomis Accounts). Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the voting and disposition of the 3,012,876 shares held by the Nokomis Accounts. As the principal of Nokomis Capital, Brett Hendrickson holds voting and investment power with respect to all securities beneficially owned by the Nokomis Accounts. The address of Nokomis Capital is 2305 Cedar Springs Rd., Suite 420, Dallas, TX 75201.
(6)	Based on a Schedule 13D filed with the SEC on December 2, 2013 and information provided to the Company. Includes 4,791,187 shares held by Bpifrance Participations S.A., or Bpifrance, and 1,571,574 shares held by Fonds de Co-Investissement Direct, or FCID. Bpifrance is the wholly owned subsidiary of BPI-Groupe (bpifrance), or BPI. The Caisse des Dépôts et Consignations, or CDC, and EPIC BPI-Groupe, or EPIC, each hold 50% of the share capital of BPI and jointly control BPI. FCID is managed by Bpifrance Investissement, which is managed by a board of directors. Nicolas Dufourcq is the Chairman of the Board of Directors and President of Bpifrance Investissement and the Chief Executive Officer of Bpifrance and he may be deemed to have shared voting and investment power over the shares held by FCID and Bpifrance. Paul-François Fournier is the director of the Innovation Business Unit of Bpifrance and Maïlys Ferrère is the director of the Large Venture Fund of Bpifrance, and they may be deemed to have shared voting and investment power over the shares held by Bpifrance. None of BPI, CDC, EPIC, Bpifrance Investissement, Nicolas Dufourcq, Paul-François Fournier or Maïlys Ferrère hold any shares directly. BPI may be deemed to be the beneficial owner of 6,362,761 shares, indirectly through its sole ownership of Bpifrance, who in addition to its direct holding of 4,791,187 shares, has an indirect holding of 1,571,574 shares held by FCID. CDC and EPIC may be deemed to be the beneficial owner of 6,362,761 shares, indirectly through their joint ownership and control of BPI. Bpifrance Investissement and Nicolas Dufourcq may be deemed to be the beneficial owner of 1,571,574 shares through their control of FCID. Nicolas Dufourcq disclaims beneficial ownership of the 1,571,574 shares held by FCID and Bpifrance. Paul-François Fournier and Maïlys Ferrère disclaim beneficial ownership of the shares held by Bpifrance. The principal address for Bpifrance, BPI, EPIC, FCID, Bpifrance Investissement and Nicolas Dufourcq is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.
(7)	Includes 241,656 shares subject to options that are exercisable within 60 days of March 21, 2014.
(8)	Includes 120,000 shares held by Mr. Debray as custodian for his sons. Includes 124,125 shares subject to options that are exercisable within 60 days of March 21, 2014.
(9)	Includes 78,500 shares subject to options and warrants that are exercisable within 60 days of March 21, 2014.
(10)	Includes 127,667 shares subject to options that are exercisable within 60 days of March 21, 2014.
(11)	Includes 8,333 shares subject to warrants that are exercisable within 60 days of March 21, 2014.
(12)	Includes 27,000 shares subject to warrants that are exercisable within 60 days of March 21, 2014.
(13)	Includes 27,000 shares subject to warrants that are exercisable within 60 days of March 21, 2014.
(14)	Includes 27,000 shares subject to warrants that are exercisable within 60 days of March 21, 2014.
(15)	Includes 27,000 shares subject to warrants that are exercisable within 60 days of March 21, 2014.
(16)	Includes 243,798 shares subject to warrants that are exercisable within 60 days of March 21, 2014.
(17)	Includes 1,335,204 shares subject to options and warrants that are exercisable within 60 days of March 21, 2014.

None of our principal shareholders have voting rights different than our other shareholders.

At March 21, 2014, there were 58,895,681 of our ADSs outstanding, representing 58,895,681 of our ordinary shares or 99.6% of our outstanding ordinary shares. At such date, there were 103 holders of record registered with the Bank of New York Mellon, depositary of our ADSs.

B.	Related Party Transactions

Since January 1, 2013, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

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

Effective June 1, 2012, prior to Gilles Delfassy joining the board of directors, we entered into an agreement whereby Mr. Delfassy provides to the Company consultancy services in the area of business development and strategy in the broadband wireless access industry. This agreement expired on June 1, 2013. During the year ended December 31, 2013, Mr. Delfassy earned fees totaling $71,000 under this contract.

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

Legal Proceedings

On September 9, 2011, a class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company, certain of its officers and directors, and UBS Limited and Jefferies & Company Inc, the lead underwriters in the Company’s initial public offering. This action, Donald Dean Johnson v. Sequans Communications S.A., et al, alleges violations of the U.S. federal securities laws in connection with the Company’s initial public offering. A substantially similar complaint was filed on October 25, 2011, also in the United States District Court for the Southern District of New York. On December 13, 2011 the Court consolidated the two actions, and appointed lead plaintiffs and co-lead plaintiffs’ counsel. On January 31, 2012, lead plaintiffs filed a Consolidated Amended Complaint for Violations of Federal Securities Laws, which seeks unspecified damages. On May 14, 2012, the Company filed a Motion to Dismiss the consolidated complaint. Following oral argument, on January 17, 2013, the Court granted the Company’s motion and gave lead plaintiffs 20 days leave to move to amend their complaint. On February 7, 2013, plaintiffs brought a motion for leave to file an amended complaint, on March 15, 2013, the Company filed an opposition, and on April 16, 2013, plaintiffs filed a reply. The parties subsequently engaged in settlement discussions and stayed the litigation pending mediation. Following mediation, on June 21, 2013, the parties informed the Court that they had reached an agreement in principle to settle the action, subject to the negotiation of a mutually agreeable settlement agreement. A settlement agreement was executed on October 31, 2013, and the Court preliminarily approved the settlement on November 20, 2013. On January 8, 2014, plaintiffs filed a motion with the Court for final approval of the settlement, a plan of allocation of the settlement proceeds, and an award of attorneys’ fees and expenses. That motion is still pending. Any payment under the settlement agreement, including payment of the Company’s attorneys’ fees and expenses, will be directly supported by the insurance company.

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

No significant changes have occurred since December 31, 2013, except as otherwise disclosed in this annual report.

Item 9. The Offer and Listing

A.	Listing Details

Our ADSs have been listed on the New York Stock Exchange under the symbol “SQNS” since April 15, 2011. Prior to that date, there was no public trading market for ADSs or our ordinary shares. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the New York Stock Exchange:

	High	Low
Year ending December 31, 2012:
First Quarter	$3.82	$2.50
Second Quarter	$2.76	$2.00
Third Quarter	$2.30	$1.54
Fourth Quarter	$2.75	$1.30
Year ending December 31, 2013:
First Quarter	$2.85	$1.46
Second Quarter	$1.74	$1.44
Third Quarter	$2.59	$1.48
Fourth Quarter	$2.95	$1.80
Last Six Months
September	$2.59	$1.90
October	$2.95	$1.82
November	$2.38	$1.80
December	$2.14	$1.81
January	$2.80	$1.90
February	$3.08	$2.53

On March 21, 2014, the last reported sale price of our ADSs on the New York Stock Exchange was $2.98 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADS have been listed on the New York Stock Exchange under the symbol “SQNS” since April 15, 2011.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

We entered into an underwriting agreement with Needham & Company, LLC on November 21, 2013, with respect to the ADSs sold in our November 2013 public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

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

Based on the character of our gross income and the average value of our passive assets relative to the gross value of our assets for the taxable year ended December 31, 2013, we do not believe we were a PFIC for 2013. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2014 or any other future year until after the close of that year. While we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of the ADSs has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether we are a PFIC, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for a given year, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you for the year (defined as your ratable portion of distributions in the year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or, your holding period for the ADSs) and (b) any gain realized on the sale or other disposition (including a pledge) of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, the tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions with Respect to ADSs.”

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

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ADSs, provided that the ADSs are “marketable.” The ADSs will be marketable if they are regularly traded on certain U.S. stock exchanges, including the NYSE, or on certain non-U.S. stock exchanges. For these purposes, the shares will be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election would not be effective for such subsidiaries.

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

A U.S. Holder who is a direct or “indirect” holder of stock of a PFIC must file United States Internal Revenue Service Form 8621 in respect of such PFIC for a taxable year in the circumstances described in the United States Treasury Regulations. If we are a PFIC for a given taxable year, then you are encouraged to consult your tax advisor concerning the availability and consequences of making any of the elections mentioned above, as well as concerning your annual filing requirements.

Medicare Tax

A United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on net investment income in excess of certain amounts. In the case of an individual, the tax is imposed on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over $250,000 (in the case of a taxpayer filing a joint return or a surviving spouse), $125,000 (in the case of a married taxpayer filing a separate return) or $200,000 (in any other case). In the case of an estate or trust, the tax is imposed on the lesser of (1) the entity’s “undistributed net investment income” for the taxable year and (2) the excess (if any) of the entity’s “adjusted gross income” over the dollar amount at which the highest tax bracket begins for such entity. A holder’s net investment income will include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ADSs.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $57.2 million, $28.8 million and $37.3 million, at December 31, 2011, 2012 and 2013, respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. The primary objectives of our investment activities are to preserve principal, and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2013 would not have a material effect on interest income.

Foreign Currency Risk

We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, we estimate the impact, in absolute terms, on operating expenses for 2013, would have been $2.0 million.

From time to time, we have entered into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. Currently, we do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.

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

The net proceeds from our initial public offering were used for general corporate purposes. None of the net proceeds of our initial public offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates, other than as a result of sales of ordinary shares by selling shareholders in the offering.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2013, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (1992 Framework).

Based on our assessment, management believes that as of December 31, 2013 our internal control over financial reporting is effective based on these criteria.

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young Audit has served as our independent registered public accounting firm for 2012 and 2013. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2011	2012	2013
	(euros in thousands)
Audit Fees	€283	€303	€285
Audit-Related Fees	142	—	140
Tax Fees	—	—	—
All Other Fees	—	—	—

Total	€425	€303	€425

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. There were no “Tax Fees” or “Other Fees” billed or paid during 2012 or 2013.

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

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit Number	Description of Exhibit

1.1*	By-laws (statuts) of Sequans Communications S.A. (English translation)

2.1	Shareholders’ Agreement, by and between Sequans Communications S.A. and certain shareholders signatory thereto, dated January 31, 2008 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Registration Statement on Form F-1, as amended (Registration No. 333-173001) (“Registration No. 333-173001”))

2.2	Form of Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.2 to Registration No. 333-173001)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

4.1(a)	Stock Option Subscription Plans—2006-1, 2006-2, 2006-3, 2006-4, 2008-1, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.1 to Registration No. 333-173001)

4.1(b)	Stock Option Subscription Plan—2012-1 (incorporated by reference to Exhibit 4.1(b) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

4.1(c)*	Stock Option Subscription Plan—2013-1

4.2(a)	BSA Subscription Plans—2006-1, 2006-2, 2006-3, 2007-1, 2007-2, 2008-1, 2008-2, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2010-2-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.2 to Registration No. 333-173001)

4.2(b)	BSA Subscription Plan—2012-2 (incorporated by reference to Exhibit 4.2(b) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

4.2(c)*	BSA 2013-1 (Warrants) Issuance Agreement

4.3	BSA (Warrants) Issuance Agreement, dated January 11th, 2011 (incorporated by reference to Exhibit 4.4 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

4.4	BSA (Warrants) Issuance Agreement, dated January 11th, 2011 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

4.5	BSA (Warrants) Issuance Agreement, dated March 8th, 2011 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

4.6	BSA (Warrants) Issuance Agreement, dated June 26, 2012 (6,000 BSA) (incorporated by reference to Exhibit 4.6 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

4.7	BSA (Warrants) Issuance Agreement, dated June 26, 2012 (25,000 BSA) (incorporated by reference to Exhibit 4.7 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

4.8*	BSA (Warrants) Issuance Agreement, dated June 25, 2013

4.9	Investment Agreement, by and between Sequans Communications S.A. and certain investors signatory thereto, dated July 1, 2010 (incorporated by reference to Exhibit 10.5 to Registration No. 333-173001)

4.10	Form of Letter Agreement by and between Sequans Communications S.A. and Board Nominee (incorporated by reference to Exhibit 10.7 to Registration No. 333-173001)

4.11	Assembly & Testing Service Agreement by and between Sequans Communications S.A. and United Test and Assembly Center Ltd, dated as of November 8, 2010 (incorporated by reference to Exhibit 10.11 to Registration No. 333-173001)

8.1*	List of Subsidiaries

12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Audit, independent registered public accounting firm

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman

Date: March 31, 2014

Sequans Communications S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sequans Communications S.A.:

We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. (the “Company”) as of December 31, 2011, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young Audit

/s/ Frédéric Martineau

Represented by Frédéric Martineau

Paris-La Défense, France

March 31, 2014

Sequans Communications S.A.

Consolidated Statements of Operations

		Year ended December 31,
	Note	2011 (1)	2012 (1)	2013
		(in thousands, except share and per share amounts)
Revenue:
Product revenue		$91,742	$19,600	$10,708
Other revenue		1,972	2,654	3,004

Total revenue	3	93,714	22,254	13,712

Cost of revenue:
Cost of product revenue		46,167	11,781	8,616
Cost of other revenue		247	176	205

Total cost of revenue	4.2	46,414	11,957	8,821

Gross profit		47,300	10,297	4,891

Operating expenses:
Research and development	4.4	24,926	28,365	28,357
Sales and marketing		12,960	6,562	4,449
General and administrative		8,323	8,093	7,528

Total operating expenses	4.2	46,209	43,020	40,334

Operating income (loss)		1,091	(32,723)	(35,443)

Financial income (expense):
Interest expense	4.1	(470)	(104)	(109)
Interest income	4.1	81	241	143
Foreign exchange gain (loss)	4.1	(744)	(158)	(35)

Profit (Loss) before income taxes		(42)	(32,744)	(35,444)

Income tax expense (benefit)	5	371	234	142
Profit (Loss)		$(413)	$(32,978)	$(35,586)

Attributable to:
Shareholders of the parent		(413)	(32,978)	(35,586)
Non-controlling interests		—	—	—

Basic earnings (loss) per share	6	$(0.01)	$(0.95)	$(0.78)

Diluted earnings (loss) per share	6	$(0.01)	$(0.95)	$(0.78)

Weighted average number of shares used for computing:
Basic		32,610,680	34,680,227	45,456,367

Diluted		32,610,680	34,680,227	45,456,367

(1)	Figures for the years ended December 31, 2011 and 2012 have been restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

Sequans Communications S.A.

Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2011 (1)	2012 (1)	2013
	(in thousands)
Profit (Loss) for the year	$(413)	$(32,978)	$(35,586)

Other comprehensive income (loss)
Other comprehensive income to be reclassified to profit or loss in subsequent years :
Net gain (loss) on cash flow hedge	(706)	985	(275)
Exchange differences on translation of foreign operations	(7)	52	14

Net other comprehensive income to be reclassified to profit or loss in subsequent years	(713)	1,037	(261)
Other comprehensive income not to be reclassified to profit or loss in subsequent years :
Re-measurement gains (losses) on defined benefit plans	(16)	(46)	9

Net other comprehensive income not to be reclassified to profit or loss in subsequent years	(16)	(46)	9

Total other comprehensive income (loss)	(729)	991	(252)

Total comprehensive income (loss)	$(1,142)	$(31,987)	$(35,838)

Attributable to:
Shareholders of the parent	(1,142)	(31,987)	(35,838)
Non-controlling interests	—	—	—

(1)	Figures for the years ended December 31, 2011 and 2012 have been restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

Sequans Communications S.A.

Consolidated Statements of Financial Position

		At December 31,
	Note	2011 (1)	2012 (1)	2013
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	7	$9,334	$9,187	$6,622
Intangible assets	8	4,233	4,184	4,679
Loan and other receivables		531	458	471
Available for sale financial assets	18	677	931	1,098
Research tax credit receivable	4.4	—	4,103	—

Total non-current assets		14,775	18,863	12,870

Current assets:
Inventories	9	11,660	7,443	6,582
Trade receivables	10	8,373	5,529	5,486
Prepaid expenses and other receivables		2,571	3,074	2,832
Recoverable value added tax		2,008	415	508
Research tax credit receivable	4.4	4,423	4,327	8,006
Cash and cash equivalents	11	57,220	28,751	37,244

Total current assets		86,255	49,539	60,658

Total assets		$101,030	$68,402	$73,528

EQUITY AND LIABILITIES
Equity:
Issued capital euro 0.02 nominal value, 59,129,639 shares issued and outstanding at December 31, 2013 (34,683,839 and 34,667,339 at December 31, 2012 and 2011, respectively)	12	$912	$912	$1,567
Share premium	12	129,283	129,309	165,785
Other capital reserves	13	9,368	12,556	14,721
Accumulated deficit		(54,675)	(87,653)	(123,239)
Other components of equity		(644)	347	95

Total equity		84,244	55,471	58,929

Non-current liabilities:
Government grant advances	15	385	287	604
Finance lease obligations	14	—	236	240
Provisions	16	259	369	460
Deferred tax liabilities		55	85	37

Total non-current liabilities		699	977	1,341

Current liabilities:
Trade payables	17	8,580	6,038	7,252
Government grant advances	15	717	515	435
Finance lease obligations	14	—	129	261
Other current liabilities	18	5,846	4,133	4,384
Deferred revenue	18	869	609	343
Provisions	16	75	530	583

Total current liabilities		16,087	11,954	13,258

Total equity and liabilities		$101,030	$68,402	$73,528

(1)	Figures as of December 31, 2011 and 2012 have been restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

Sequans Communications S.A.

Consolidated Statements of Changes in Equity

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity
	Shares	Amount
	(Note 12)	(Note 12)	(Note 12)	(Note 13)
	(in thousands, except share and per share amounts)
At January 1, 2011	27,720,013	$710	$68,972	$5,194	$(54,262)	$89	$(4)	$20,699

Loss for the year					(413)			(413)
Re-measurement gains (losses) on defined benefit plans							(16)	(16)
Foreign currency translation						(7)		(7)
Income and expense directly recognized in equity							(706)	(706)

Total comprehensive income (loss)					(413)	(7)	(722)	(1,142)

Issue of shares in connection with the exercise of options and warrants	280,660	8	571					579
Issue of shares in initial public offering	6,666,666	194	66,473					66,667
Transaction costs			(6,733)					(6,733)
Share-based payment				4,174				4,174

At December 31, 2011 (1)	34,667,339	$912	$129,283	$9,368	$(54,675)	$82	$(726)	$84,244

Loss for the year					(32,978)			(32,978)
Re-measurement gains (losses) on defined benefit plans							(46)	(46)
Foreign currency translation						52		52
Income and expense directly recognized in equity							985	985

Total comprehensive income (loss)					(32,978)	52	939	(31,987)

Issue of shares in connection with the exercise of options and warrants	16,500		26					26
Share-based payment				3,188				3,188

At December 31, 2012 (1)	34,683,839	$912	$129,309	$12,556	$(87,653)	$134	$213	$55,471

Loss for the year					(35,586)			(35,586)
Re-measurement gains (losses) on defined benefit plans							9	9
Foreign currency translation						14		14
Income and expense directly recognized in equity							(275)	(275)

Total comprehensive income (loss)					(35,586)	14	(266)	(35,838)

Issue of shares in connection with the exercise of options and warrants	70,800	2	(2)					—
Issue of shares in connection with public offering of February and November 2013 (Note 12)	24,375,000	653	40,222					40,875
Transaction costs			(3,744)					(3,744)
Share-based payment				2,165				2,165

At December 31, 2013	59,129,639	$1,567	$165,785	$14,721	$(123,239)	$148	$(53)	$58,929

(1)	Figures for the years ended December 31, 2011 and 2012 have been restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

Sequans Communications S.A.

Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2011 (1)	2012 (1)	2013
		(in thousands)
Operating activities:
Profit (Loss) before income taxes		$(42)	$(32,744)	$(35,444)
Non-cash adjustment to reconcile income (loss) before tax to net cash from (used in) operating activities:
Amortization and impairment of property, plant and equipment	7	4,066	4,442	4,510
Amortization and impairment of intangible assets	8	1,836	1,758	1,826
Share-based payment expense	4.3	4,174	3,189	2,165
Increase (decrease) in provisions		(31)	565	144
Financial expense (income)		471	(137)	(34)
Foreign exchange loss (gain)		205	(37)	17
Interest-free financing benefit		178	—	—
Working capital adjustments:
Decrease in trade receivables and other receivables		5,144	3,925	462
Decrease (Increase) in inventories		(2,870)	4,217	861
Decrease (Increase) in research tax credit receivable		(2,422)	(4,007)	424
Increase (Decrease) in trade payables and other liabilities		(7,003)	(3,363)	1,272
Decrease in deferred revenue		(24)	(260)	(266)
Decrease in government grant advances		(521)	(292)	(33)
Income tax paid		(398)	(104)	(249)

Net cash flow from (used in) operating activities		$2,763	$(22,848)	$(24,345)

Investing activities:
Purchase of intangible assets and property, plant and equipment	7, 8	$(11,042)	$(5,571)	$(3,919)
Purchase of financial assets		—	(181)	(180)
Interest received		81	241	143
Refund of factoring deposit and other		709	—	—

Net cash flow used in investments activities		$(10,252)	$(5,511)	$(3,956)

Financing activities:
Public equity offering proceeds, net of transaction costs paid		$59,934	$—	$37,131
Proceeds from issue of warrants and exercise of stock options/warrants, net of transaction costs		579	26	—
Repayment of borrowings and finance lease liabilities		(3,479)	(40)	(231)
Interest paid		(737)	(105)	(109)
Repayment of interest-free loans		(1,321)	—	—

Net cash flows from financing activities		$54,976	$(119)	$36,791

Net increase (decrease) in cash and cash equivalents		47,487	(28,478)	8,490
Net foreign exchange difference		(6)	9	3
Cash and cash equivalent at January 1		9,739	57,220	28,751

Cash and cash equivalents at period end	11	$57,220	$28,751	$37,244

(1)	Figures for the years ended December 31, 2011 and 2012 have been restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

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

These Consolidated Financial Statements for the year ended December 31, 2013 have been prepared on a going concern assumption. The Company’s internal cash forecast is built from sales forecasts by products and by customer and a stable operating cost structure. Taking into account forecasted operating cash flow and government funding of research programs, including reimbursement of prior years’ tax credits, management believes that Company’s existing cash and cash equivalents plus cash generated from these activities will be sufficient at least for the 12 months following December 31, 2013.

Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ending December 31, 2013. Comparative figures are presented for December 31, 2011 and 2012.

The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.

The Consolidated Financial Statements of the Company for the years ended December 31, 2011, 2012 and 2013 have been authorized for issue in accordance with a resolution of the board of directors on March 25, 2014.

Basis of consolidation

The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries at December 31, 2013:

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

2.2. Changes in accounting policy and disclosures

New and amended standards and interpretations

The accounting policies adopted in 2013 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2013:

•	IAS 1 — Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

•	IAS19 — Employee benefits

•	IFRS 7 — Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

•	IAS 28 — Investments in Associates and Joint Ventures (as revised in 2011)

•	IFRS 10 — Consolidated Financial Statements, IAS 27 Separate Financial Statements

•	IFRS 11 — Joint arrangements

•	IFRS 12 — Disclosures of Interests in other entities

•	IFRS 13 — Fair value measurement

•	Annual Improvements May 2012

The timing of the adoption of the above standards and interpretations is described below:

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in OCI. Items that will be reclassified (‘recycled’) to profit or loss at a future point in time (e.g., net loss or gain on AFS financial assets) have to be presented separately from items that will not be reclassified (e.g.,actuarial gains and losses).

The amendments affect presentation only and have no impact on the Company’s financial position or performance.

IAS19 - Employee benefits

The Group applied IAS 19 (Revised 2011) retrospectively in the current period in accordance with the transitional provisions set out in the revised standard.

Changes related to IAS 19 Revised (Employee Benefits) are the following:

Until December 31, 2010, actuarial gains and losses were accounted for through profit and loss. These items are now accounted for within other comprehensive income (loss) caption. Corresponding change was applied retrospectively to all prior periods presented. Corresponding impact is $16,000 and $46,000 on Company’s profit and loss respectively for the years ended December 31, 2011 and 2012, respectively.

IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

These amendments require an entity to disclose information that would enable users to evaluate the effect of the offsetting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32.

This amendment has no impact on Company’s Consolidated Financial Statements.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

This new standard has no impact on Company’s Consolidated Financial Statements.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27.

This new standard has no impact on Company’s Consolidated Financial Statements.

IFRS 11 - Joint arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

This new standard has no impact on Company’s Consolidated Financial Statements.

IFRS 12 - Disclosures of Interests in other entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities.

This new standard has no impact on Company’s Consolidated Financial Statements.

IFRS 13 - Fair value measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements and required additional disclosures. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted.

This new standard has no impact on Company’s Consolidated Financial Statements

Annual Improvements May 2012

These improvements include:

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

These improvements have no impact on Company’s Consolidated Financial Statements

Standards issued but not yet effective

Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective.

IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

These are effective for annual periods beginning on or after 1 January 2014. These amendments are not expected to be relevant to the Company.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39.

In November 2013 the IASB issued IFRS 9-hedge accounting, removing the previous mandatory effective date of 1 January 2015.The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IAS 36 - Recoverable amount disclosures for non-financial assets

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period.

These amendments are effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied. Based on the preliminary analysis performed, this amendment is not expected to have significant impact on the disclosures.

IAS 39 - Novation of derivatives and continuation of hedge accounting

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria.

These amendments are effective for annual periods beginning on or after 1 January 2014. The Group has not novated its derivatives during the current period. However, these amendments would be considered for future novations.

IFRIC 21 – Levies

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached.

IFRIC 21 is effective for annual periods beginning on or after 1 January 2014. The Company does not expect that IFRIC 21 will have material financial impact in future financial statements.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

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

The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD) and the New Israeli shekel (NIS):

	USD/EUR	USD/GBP	USD/SGD	USD/NIS
December 31, 2011
Average rate	1.3917	1.6035	0.7956	0.2797
Closing rate	1.2939	1.5490	0.7693	0.2616

December 31, 2012
Average rate	1.2856	1.5850	0.8005	0.2595
Closing rate	1.3194	1.6167	0.8189	0.2679

December 31, 2013
Average rate	1.3282	1.5643	0.7993	0.2770
Closing rate	1.3791	1.6542	0.7919	0.2880

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

Other revenue

Other revenue consists of the sale of licenses to use the Company’s technology solutions and fees for the associated annual software maintenance and support services, as well as the sale of technical support and development services.

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

Revenue from the sale of software maintenance and support services is recognized over the period of the maintenance (generally one year). When the first year of maintenance is included in the software license price, an amount equal to the negotiated rate for one year of maintenance is deducted from the value of the license and recognized as revenue over the period of maintenance as described above. The difference between license and maintenance services invoiced and the amount recognized in revenue is recorded as deferred revenue.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

Revenue from technical support and development services is recognized using the percentage-of-completion method when the outcome of the contract can be estimated reliably. This occurs when total contract revenue can be estimated reliably and it is probable that the economic benefits associated with the contract will flow to the Company and the stage of contract completion can be measured. The costs associated with these arrangements are recognized as incurred.

Cost of revenue

Cost of product revenue includes all direct and indirect costs incurred with the sale of products, including shipping and handling. Cost of other revenue includes all costs incurred with the sale.

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

The asset is tested for impairment annually.

Government grants and research tax credits

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

The Company also benefits from research incentives in the form of tax credits which are detailed in Note 4.4 to the Consolidated Financial Statements.

Financial income and expense

Financial income and expense include:

•	interest expense related to financial debt (financial debt consists of finance-lease liabilities);

•	other expenses paid to financial institutions for financing operations;

•	foreign exchange gains and losses

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

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

Deferred tax is computed based on the temporary difference that exists between tax and accounting basis for non-monetary items.

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

Inventories

Inventories consist primarily of the cost of semiconductors and modules purchased from subcontractors, including wafer fabrication, additional components for modules, assembly, testing and packaging. Inventories are valued at the lower of cost (determined using the weighted average cost method) or net realizable value (estimated market value less estimated cost of completion and the estimated costs necessary to make the sale).

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

Deposits

Deposits are reported as non-current financial assets (loans and receivables) when their initial maturity is more than twelve months. Such deposits included that required by a factoring agreement previously in place with a French financial institution.

Cash and cash equivalents

Cash and cash equivalents in the Consolidated Statements of Financial Position includes cash at banks, term deposits and money market funds, which correspond to highly liquid investments readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

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

Intangible assets

Intangible assets, primarily purchased licenses for development or production technology and tools, are stated at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the estimated useful life of each component, which generally is the shorter of the life of the license or five years.

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

Costs of Public Offerings

Incremental costs directly attributable to the equity transaction are recorded as a deduction from equity in accordance with paragraphs 35 and 37 of IAS 32 Financial Instruments: Presentation.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

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

French law also requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement. Benefits do not vest prior to retirement. This defined benefit plan is self-funded by the Company. It is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final obligation. Following the application of IAS 19 revised, actuarial gains and losses are recognized in equity with retropective application in 2011 and 2012. The actualization rate is based on iBoxx Euro AA 10+.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

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

Revenue recognition

The Company’s policy for revenue recognition, in instances where multiple deliverables are sold contemporaneously to the same counterparty, is in accordance with paragraph 13 of IAS 18 Revenue. When the Company enters into contracts for the sale of products, licenses and maintenance and support services, the Company evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting, each with its own separate earnings process, and its relative fair value. When the Company enters into contracts for technical services for which revenues are recognized as the project advances, the Company evaluates the percentage of completion of the project. Such determinations require judgment and are based on an analysis of the facts and circumstances surrounding the transactions.

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

Fair value of financial instruments

Fair value corresponds to the quoted price for listed financial assets and liabilities. Where no active market exists, the Company establishes fair value by using a valuation technique determined to be the most appropriate in the circumstances, for example:

•	available-for-sale assets: comparable transactions, multiples for comparable transactions, discounted present value of future cash flows;

•	loans and receivables, financial assets at fair value through profit and loss: net book value is deemed to be approximately equivalent to fair value because of their relatively short holding period;

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

•	derivatives : fair value based on mark to market value; and

•	trade payables: book value is deemed to be approximately equivalent to fair value because of their relatively short holding period;

3. Segment information

The Company has one operating segment, which is the design and marketing of semiconductor components for 4G broadband wireless systems. All information required to be disclosed under IFRS 8 Operating Segments is shown in the Consolidated Financial Statements and these associated Notes.

Sales to external customers disclosed below are based on the geographical location of the customers. The following table sets forth the Company’s total revenue by region for the periods indicated. The Company categorizes its total revenue geographically based on the location to which it invoices.

	Europe, Middle East, Africa	Americas	Asia	Total
	(in thousands)
Year ended December 31, 2011
Total revenue
Sales to external customers	$6,823	$989	$85,902	$93,714

Year ended December 31, 2012
Total revenue
Sales to external customers	3,479	$934	$17,841	$22,254

Year ended December 31, 2013
Total revenue
Sales to external customers	$541	$5,002	$8,169	$13,712

The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A. See Note 18.3 to these Consolidated Financial Statements for information about major customers.

4. Other revenues and expenses

4.1. Financial income and expenses

Financial income:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$81	$241	$143
Foreign exchange gain	1,092	1,904	735

Total financial income	$1,173	$2,145	$878

Financial expenses:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Interests on loans and finance leases	$134	$5	$25
Other bank fees and financial charges	336	99	84
Foreign exchange loss	1,836	2,062	770

Total financial expenses	$2,306	$2,166	$879

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

The net foreign exchange loss of $35,000 for the year ended December 31, 2013 (2012: net foreign exchange loss $158,000; 2011: net foreign exchange loss $744,000) arises primarily from euro-based monetary assets. This includes a loss of $26,000 corresponding to the ineffectiveness of foreign exchange hedge (gain of $158,000 in 2012 and loss of $125,000 in 2011).

4.2. Depreciation, amortization, and share-based payment expense included in the Consolidated Statement of Operations

		Year ended December 31,
	Note	2011	2012	2013
		(in thousands)
Included in cost of revenue:
Cost of components		$41,654	$8,501	$6,636
Depreciation and impairment	7	1,410	1,447	698
Amortization of intangible assets	8	—	37	15
Wages and benefits		791	677	653
Share-based payment expense	13	209	156	113
Assembly services, royalties and other		2,350	1,139	706

		$46,414	$11,957	$8,821

		Year ended December 31,
	Note	2011 (1)	2012 (1)	2013
		(in thousands)
Included in operating expenses (between gross profit and operating result):
Depreciation and impairment	7	$2,656	$2,995	$3,812
Amortization of intangible assets	8	1,836	1,721	1,811
Wages and benefits		26,415	22,820	22,681
Share-based payment expense	13	3,965	3,033	2,052
Foreign exchange gains and losses related to hedges of euro		(351)	838	(133)
Other		11,688	11,613	10,111

		$46,209	$43,020	$40,334

(1)	Figures for the years ended December 31, 2011 and 2012 have been restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

4.3. Employee benefits expense

		Year ended December 31,
	Note	2011 (1)	2012 (1)	2013
		(in thousands)
Wages and salaries		$20,332	$17,578	$17,464
Social security costs and other payroll taxes		6,666	5,702	5,694
Other benefits		149	29	97
Pension costs		59	188	80
Share-based payment expenses	13	4,174	3,189	2,164

Total employee benefits expense		$31,380	$26,686	$25,499

(1)	Figures for the years ended December 31, 2011 and 2012 have been restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

The amount recognized as an expense for defined contributions plans amounts to $1,082,000 for the year ended December 31, 2013 $1,298,000 and $1,110,000 for the years ended December 31, 2011 and 2012, respectively).

4.4. Research and development expense and tax credit receivable

All research and development expense was charged directly to expense in the Statement of Operations.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

The Company operates in a highly innovative, dynamic and competitive sector. Therefore, the costs incurred from the point when the criteria for capitalization are met to the point when the product is made generally available on the market are not material. The amount of research tax credit is deducted from research and development costs. In the year ended December 31, 2011, the French tax authorities confirmed that the Company could include certain subsidiary research expenses in the research tax credit calculation. The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria). Total research tax credit receivable as of December 31, 2013 is $8,006,000, relating to tax credits receivables for 2011 and 2013, which is expected to be recovered in 2014 (in cash).

In December 2012, the Company was notified of proposed tax adjustments, penalties and interest which relates almost entirely to the research tax credits claimed for 2008 and 2009 (already received). (See Note 16 to the Consolidated Financial Statements).

Government grants have been received in support of certain research programs. Where there are unfulfilled conditions or contingencies relating to the grants, the corresponding amount has been deferred on the Statement of Financial Position until all conditions are fulfilled and contingencies settled at which time amounts earned are recorded as an offset to the corresponding expenses.

The reduction of research and development expense from government grants and research tax credit was as follows:

	Year ended December 31,
	2011 (1)	2012 (1)	2013
	(in thousands)
Research and development costs	$30,846	$33,318	$32,882
Research tax credit	(4,562)	(4,226)	(3,749)
Government grants	(1,358)	(727)	(776)

Total research and development expense	$24,926	$28,365	$28,357

(1)	Figures for the years ended December 31, 2011 and 2012 have been restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

5. Income tax

The major components of income tax expense are:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Consolidated Statement of Operations
Current income tax:
Current income tax charge	$314	$207	$190
Deferred income tax:	57	27	(48)

Income tax expense reported in the Consolidated Statement of Operations	$371	$234	$142

A reconciliation of income taxes computed at the French statutory rate (34.43% from the year ended December 31, 2011, 2012 and 2013) to the income tax expense (benefit) is as follows:

	Year ended December 31,
	2011 (1)	2012 (1)	2013
	(in thousands)
Accounting profit (loss) before income tax	$(42)	$(32,744)	$(35,444)
At France’s statutory income tax rate of 34.43%	(14)	(11,274)	(12,203)
Non-deductible share-based payment expense	1,437	1,098	745
Tax credits	(1,571)	(1,455)	(1,291)
Unrecognized benefit of tax loss carryforwards and permanent differences	519	11,865	12,891

Income tax expense (benefit) reported in the Consolidated Statement of Operations	$371	$234	$142

(1)	Figures for the years ended December 31, 2011 and 2012 have been restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

As of December 31, 2013, the Company had accumulated tax losses which arose in France of $148,315,000 that are available for offset against future taxable profits of Sequans Communications S.A within a limit of one million euro per year, plus 50% of the profit exceeding this limit. Remaining unapplied losses would continue to be carried forward indefinitely. As of December 31, 2013, the Company also had accumulated tax losses which arose in its U.K. subsidiary of $350,000 that are available for offset against future taxable profits of its U.K. subsidiary for an unlimited period.

Deferred tax assets were recognized in 2011, 2012 and 2013 only to the extent that deferred tax liabilities existed in the same jurisdiction.

As non-monetary assets and liabilities are measured in their functional currency and the Company taxable profit is determined in another currency, deferred tax has to be computed based on the temporary difference that exists between tax and accounting basis. Company’s analysis led to a deferred tax asset of $129,000 which has not been recognized due to the Company’s above described tax situation.

6. Earnings (loss) per share

Basic earnings (loss) per share amounts are calculated by dividing net income (loss) for the year attributable to all shareholders of the Company by the weighted average number of all shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on the exercise of all the dilutive stock options and warrants. Dilution is defined as a reduction of earnings per share or an increase of loss per share. As the exercise of all outstanding stock options and warrants would decrease loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share.

The following reflects the income and share data used in the basic and diluted earnings (loss) per share computations:

	Year ended December 31,
	2011 (1)	2012 (1)	2013
	(in thousands, except share and per share data)
Profit (Loss)	$(413)	$(32,978)	$(35,586)
Weighted average number of shares outstanding for basic EPS	32,610,380	34,680,227	45,456,367
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	—	—
Weighted average number of shares outstanding for diluted EPS	32,610,380	34,680,227	45,456,367

Basic earnings (loss) per share	$(0.01)	$(0.95)	$(0.78)

Diluted earnings (loss) per share	$(0.01)	$(0.95)	$(0.78)

(1)	Figures for the years ended December 31, 2011 and 2012 have been restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

7. Property, plant and equipment

Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Total
	(in thousands)
Cost:
At January 1, 2011	$1,235	$7,862	$3,054	$12,151
Additions	127	6,956	1,036	8,119
Disposals	—	(755)	(6)	(761)
Exchange difference	2	(27)	1	(24)
At December 31, 2011	1,364	14,036	4,085	19,485
Additions	—	4,036	196	4,232
Disposals	—	(484)	—	(484)
Exchange difference	12	64	16	92
At December 31, 2012	1,376	17,652	4,297	23,325
Additions	—	1,852	94	1,946
Disposals	—	—	(170)	(170)
Exchange difference	4	36	—	40

At December 31, 2013	$1,380	$19,540	$4,221	$25,141

Depreciation and impairment:
At January 1, 2011	$322	$4,440	$2,098	$6,860
Depreciation charge for the year	221	3,166	658	4,045
Impairment	—	21	—	21
Disposals	—	(755)	(6)	(761)
Exchange difference	23	(12)	(25)	(14)
At December 31, 2011	566	6,860	2,725	10,151
Depreciation charge for the year	209	3,538	695	4,442
Disposals	—	(484)	—	(484)
Exchange difference	4	29	(3)	30
At December 31, 2012	779	9,943	3,417	14,139
Depreciation charge for the year	286	3,424	558	4,268
Impairment	242	—	—	242
Disposals	—		(170)	(170)
Exchange difference	(1)	25	16	40

At December 31, 2013	$1,306	$13,392	$3,821	$18,519
At January 1, 2011	$913	$3,422	$956	$5,291
At December 31, 2011	798	7,176	1,360	9,334
At December 31, 2012	597	7,709	880	9,186
At December 31, 2013	$74	$6,148	$401	$6,622

The cost of equipment purchased under capital leases included in tangible assets at December 31, 2013 totaled $730,000 ($384,000 at December 31, 2012). Accumulated amortization of this equipment totaled $269,000 at December 31, 2013 ($36,000 at December 31, 2012).

Impairment of property, plant and equipment

In January 2012, the Company decided to scrap the SQN2130 production mask set as the product had been replaced by the SQN2131 and no further production of the SQN2130 was deemed necessary. The net book value of this asset as at December 31, 2011 of

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

$21,000 consequently was determined to be completely impaired, its value reduced to zero, and the related expense recorded as cost of product revenue in the Consolidated Statements of Operations for the year ended December 31, 2011. There were no equipment impairment losses in the year ended December 31, 2012.

In November 2013, the Company decided to move its headquarter to another site at the end of the current lease in May 2014. The Company reviewed the useful life of leasehold improvements The amount recorded in the year ended December 31, 2013 was $362,000, recognized in “General and administrative expense” in the Consolidated Statements of Operations in the year ended December 31, 2013.

8. Intangible assets

Intangible assets include:

Licenses
(in thousands)
Cost:
At January 1, 2011	$5,758
Additions	2,925
Disposals	—
Exchange difference	—
At December 31, 2011	8,683
Additions	1,722
Disposals	—
Exchange difference	2
At December 31, 2012	10,407
Additions	2,318
Disposals	—
Exchange difference	7

At December 31, 2013	$12,732

Depreciation and impairment:
At January 1, 2011	$2,614
Amortization	1,836
Disposals	—
Exchange difference	—
At December 31, 2011	4,450
Amortization	1,758
Disposals	—
Exchange difference	15
At December 31, 2012	6,223
Amortization	1,826
Disposals	—
Exchange difference	4

At December 31, 2013	$8,053

Net book value:
At January 1, 2011	$3,144
At December 31, 2011	4,233
At December 31, 2012	4,184
At December 31, 2013	$4,679

As no development costs have been capitalized during the three years ended December 31, 2013, the only intangible assets recorded in the Consolidated Statements of Financial Position are acquired licenses for technology used primarily in the product development process.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

9. Inventories

	At December 31,
	2011	2012	2013
	(in thousands)
Components (at cost)	$5,850	$5,313	$2,257
Finished goods (at lower of cost or net realizable value)	5,810	2,130	4,325

Total inventories	$11,660	$7,443	$6,582

In the year ended December 31, 2011, the Company reversed $22,000 related to SQN1140 products sold during the year, which was previously written down. There was no write-down of any inventories in the year ended December 31, 2011.

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

In the year ended December 31, 2013, the Company reviewed the value of inventory of products which have not been declared end-of-life and for slow-moving WiMAX and LTE products and memory components. Based on the latest estimations of demand, the provision for WiMAX related inventory was adjusted and resulted in a net inventory provision reversal of $165,000. The Company also recorded a provision for defective products and other LTE products of $174,000 which is included in the Consolidated Statements of Operations in “Cost of product revenue.”

10. Trade receivables

Trade receivables are non-interest bearing and are generally on 30-90 day payment terms.

	At December 31,
	2011	2012	2013
	(in thousands)
Trade receivables	$9,595	$7,199	$7,174
Unbilled revenue			32
Provisions on trade receivables	(1,222)	(1,670)	(1,720)

Net trade receivables	$8,373	$5,529	$5,486

The movements in the provision for impairment of receivables were as follows:

	December 31,
	2011	2012	2013
	(in thousands)
At January 1,	$949	$1,222	$1,670
Charge for the year	273	448	50
Utilized amounts	—	—	—

At year end	$1,222	$1,670	$1,720

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

As at year end, the aging analysis of trade receivables that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2011	$8,373	$7,248	$690	$105	$330	$—
At December 31, 2012	5,529	2,652	503	625	744	1,005
At December 31, 2013	$5,486	$1,812	$2,378	$106	$441	$749

11. Cash and cash equivalents

	At December 31,
	2011	2012	2013
	(in thousands)
Cash at banks	$3,737	$7,284	$1,652
Cash equivalents	53,483	21,467	35,592

Cash and cash equivalents	$57,220	$28,751	$37,244

Cash at banks earns no interest. Cash equivalents in money market funds are invested for short-term periods depending on the immediate cash requirements of the Company, and earn interest at market rates for short-term investments. The fair value of cash and cash equivalents is equal to book value. Most of the cash and cash equivalents is held in U.S. dollar and euros as follows:

	At December 31,
	2011	2012	2013
	(in thousands)
U.S. dollar denominated accounts	$54,995	$27,794	$36,205
Euro denominated accounts	1,912	843	834
GBP denominated accounts	244	30	93
SGP denominated accounts	41	32	32
NIS denominated accounts	—	35	28
RMB denominated accounts	28	5	30
Other currencies denominated accounts	—	12	22

Cash and cash equivalents	$57,220	$28,751	$37,244

12. Issued capital and reserves

The share capital of Sequans Communications S.A. is denominated in euros, as required by law in France. Any distributions to shareholders are denominated in euros. Amounts of capital and reserves presented in the Consolidated Statements of Financial Position in U.S. dollars have been translated using historical exchange rates.

Authorized capital, in number of shares

Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders warrants, other warrants and restricted share awards, or which the shareholders have otherwise authorized for specific capital increases. At December 31, 2013, authorized capital was 65,124,387 ordinary shares with a nominal of 0.02 each (38,777,437 and 49,561,737 ordinary shares at December 31, 2011 and 2012, respectively).

All categories of shares have equal voting rights of one vote per share. All categories of shares have equal dividend rights.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

Shares issued and fully paid

	At December 31,
	2011		2012		2013
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Ordinary shares	34,667,339	€693	34,683,839	€694	59,129,639	€1,183
Converted to U.S. dollars at historical exchange rates		$912		$912		$1,567

Other capital reserves

Other capital reserves include the cumulated share-based payment expense as of period end, the counterpart of which is in retained earnings as the expense is reflected in profit and loss.

Dividend rights

Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2011, 2012 or 2013. Dividend distributions by the Company, if any, will be made in euros.

Capital transactions

On April 20, 2011, the Company increased its capital in connection with the initial public offering by issuing 6,666,666 ordinary shares at $10.00 per share for a total offering amount of $66,666,660. $193,533 was recorded in share capital in the Consolidated Statement of Financial Position and $66,473,127 in share premium. IPO costs directly attributable to the equity transaction amounting to approximately $7.5 million were deducted from the share premium.

On February 21, 2013, the Company increased its capital in connection with a public offering by issuing 10,000,000 ordinary shares at $ 1.50 per share for a total offering amount of $ 15,000,000. $263,720 was recorded in share capital in the Consolidated Statement of Financial Position and $14,736,280 in share premium. Costs directly attributable to the equity transaction amounting to approximately $1.5 million were deducted from the share premium.

On November 26, 2013, the Company increased its capital in connection with a public offering by issuing 12,500,000 ordinary shares at $ 1.80 per share. On December 5, 2013, the underwriters purchased an additional 1,875,000 ordinary shares at the public offering price. The total offering amounted to $ 25,875,000. $389,553 was recorded in share capital in the Consolidated Statement of Financial Position and $25,485,447 in share premium. Costs directly attributable to the equity transaction amounting to approximately $2.3 million were deducted from the share premium.

In the years ended December 31, 2011, 2012 and 2013, ordinary shares were issued upon exercise of options and warrants as described in Note 13 to the Consolidated Financial Statements.

13. Share-based payment plans

The expense recognized for employee and other services received during the year ended December 31, 2013 and arising from equity-settled share-based payment transactions was $2,165,000 (2011: $4,174,000; 2012: $3,189,000). Of this total, $4,000 in 2013 (2011: $86,000; 2012: $22,000), related to warrants plans for consultants considered equivalent to employees.

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during the years ended December 31, 2011, 2012 or 2013.

General employee stock option, founders warrant plans and restricted shares awards

All employees of the French parent company and its subsidiaries are entitled to a grant of stock options or restricted shares awards. Founders warrants were granted to residents of France prior to the Company’s IPO. Founders warrants are a specific type of option available to qualifying young companies in France and had more favorable tax treatment for both the employee and the employer compared to stock options. Otherwise, founders warrants function in the same manner as stock options.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

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

Founders warrants, stock options, warrants and restricted share awards give the right to acquire ordinary shares. Following completion of the initial public offering of the Company’s shares, the exercise price is based on the closing market price on the date of grant. There is no exercise price for restricted share awards; the beneficiary receives title to the underlying ordinary shares with no cash payment at the end of the vesting period. In general, the contractual life of the founders warrants, stock options and warrants is ten years. There are no cash settlement alternatives and the Company has not developed a practice of cash settlement.

Movements in the periods presented

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, founders warrants, stock options, warrants and restricted shares awards during the period:

	December 31,
	2011		2012		2013
	Number	WAEP	Number	WAEP	Number		WAEP
Outstanding at January 1,	2,329,850	$3.84	4,110,098	$5.79	4,709,198		$5.07
Granted during the year	2,079,450	$7.59	952,300	$1.03	1,056,100		$1.88
Forfeited during the year	(101,042)	$5.47	(336,700)	$2.72	(374,650)		$5.07
Exercised during the year(1)	(198,160)	$1.96	(16,500)	$0.92	(70,800	)(2)	$0
Expired during the year	—		—		—

Outstanding at period end	4,110,098	$5.79	4,709,198	$5.07	5,319,848		$4.50
Of which, warrants for consultants equivalent to employees	336,298	$3.71	348,798	$3.47	351,798		$3.49
Exercisable at period end	1,847,690	$3.86	2,602,291	$5.09	3,116,221		$5.26
Of which, warrants for consultants equivalent to employees	325,131	$3.52	332,881	$3.54	346,548		$3.52

(1)	The weighted average share estimated fair value at the dates of exercise of these options was $2.43 in 2013, $2.60 in 2012 and $9.37 in 2011
(2)	Restricted share awards vested in October 2013, resulting in issuance of 70,800 shares.

Prior to the initial public offering in April 2011, exercise prices were denominated in euros. Since the IPO, exercise prices are denominated in U.S. dollars. Euro-denominated exercise prices have been converted to U.S. dollars at the historical exchange rate for purposes of presentation in this table.

The weighted average remaining contractual life of founders warrants, stock options and warrants outstanding as at December 31, 2013 was 6.8 years (2012: 7.1 years; 2011: 7.6 years).

The range of exercise prices, with euro-denominated exercise prices converted to U.S. dollars at the year-end exchange rate, for founders warrants, stock options, and warrants outstanding at December 31, 2013, 2012 and 2011 was $1.43—$8.61.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

The weighted average fair value of founders warrants, stock options, warrants and restricted shares awards granted during the year ended December 2013 was €0.70 (2012: €0.81; 2011: €4.80). The fair value is measured at the grant date. The following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2011, 2012 and 2013:

	December 31,
	2011	2012	2013
Dividend yield (%)	—	—	—
Expected volatility (%)	58 - 61	54 - 60	52 - 57
Risk–free interest rate (%)	3.24 - 3.68	2.03 - 2.93	1.71 - 2.57
Assumed annual lapse rate of options (%)	5	10	10
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price (€)	5.79	1.62	1.38
Model used	Binomial	Binomial	Binomial

Since the Company has a short history of being publicly traded, it is not practicable to determine the volatility of the underlying shares based on the Company’s own experience. Therefore, as allowed by Appendix B (paragraphs 26 to 29) of IFRS2 Share-based Payment, the historical volatility of similar entities (a selection of publicly-traded semiconductor companies) after a comparable period in such companies’ lives was used.

Founders warrants, stock options, and warrants can be exercised during a period after the vesting date until the plan terminates. In the pricing model, the assumption was made that plan participants will exercise before the end of the exercise period if the share price reaches a certain multiple of the exercise price.

If a sell-price multiple of 3 instead of 2 had been used and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for founders warrants, stock options, warrants and restricted shares awards granted through December 31, 2013 would have increased by approximately 2.05% (2012: -7.95%; 2011: -1.70%).

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

14. Interest-bearing loans and borrowings

		At December 31,
	Note	2011	2012	2013
		(in thousands)
Current
Finance lease obligation	14.1	$—	$129	$261

Total current portion		$—	$129	$261

Non-current
Finance lease obligation	14.1	$—	$236	240

Total non-current portion		$—	$236	$240

As of December 31, 2013, the Company had no drawn or undrawn committed borrowing or overdraft facilities in place, with the exception of the unused financing lease facility as described in Note 14.1.

14.1. Finance lease obligation

Future minimum lease payments under capitalized lease obligations for the years ending December 31 were as follows:

2014	$277
2015	234
2016	11

Total minimum lease payments	522
Less amount representing interest	(21)

Present value of net minimum lease payments	501
Less current portion	261

Long-term portion	$240

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

This debt was secured by $271,000 at December 31, 2013 ($141,000 at December 31, 2012) in pledged money market funds, which is included in available-for-sale financial assets.

In June 2012, the Company entered into a finance lease agreement with a French financial institution whereby the Company has the possibility to finance acquisitions of qualifying equipment with a total purchase price of up to €1,500,000 ($1,918,000), through a finance leases which are reimbursed over a 36-month period at an effective rate of interest of 4.6%. The finance lease obligation was secured by pledged money market with the financial institution equal to one-third of the original principal financed. This agreement expired February 28, 2013.

15. Government grant advances

	December 31,
	2011	2012	2013
	(in thousands)
Current
Government grant advances	$717	$287	$435

Total current portion	$717	$287	$435

Non-current
Government grant advances	$385	$515	$604

Total non-current portion	$385	$515	$604

In 2011, the Company was named as a participant in one collaborative project with funding of €355,000 ($481,000), which is expected to be released to the Consolidated Statement of Operations over the life of the project, expected to be approximately three years.

In 2012, the Company was named as a participant in two new collaborative projects with funding of €459,000 ($583,000), which is expected to be released to the Consolidated Statement of Operations over the life of the project, expected to be between one and two years.

In 2013, the Company was named as a participant in two new collaborative projects with funding of €695,000 ($942,000), which is expected to be released to the Consolidated Statement of Operations over the life of the project, expected to be between one and two years.

16. Provisions

	Post- employment benefits	Others	Total	Current	Non-current
	(in thousands)
At January 1, 2011	184	432	616	432	184
Arising (released) during the year	75	(357)	(282)	—	—

At December 31, 2011	259	75	334	75	259
Arising (released) during the year	110	455	565	—	—

At December 31, 2012	369	530	899	530	369
Arising (released) during the year	91	53	144	—	—

At December 31, 2013	$460	$583	$1,043	$583	$460

The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees. No employee has retired during the past three years.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

The main assumptions used in the calculation are the following:

	2011	2012	2013
Discount rate	4.60%	2.83%	3.17%
Salary increase	between 2% and 4%	between 2% and 3%	3%
Retirement age	67 years	67 years	67 years
Turnover: depending on the seniority	between 3.5% and 14%, nil as from 50 year old	10%, nil as from 50 year old	10%, nil as from 50 year old

In December 2011, the Company was notified that the French tax authorities would review the tax declarations for the years 2009 and 2010, and the nine months ended September 30, 2011. In December 2012, the Company received proposed tax adjustments, penalties and related to the French tax audit totaling €884,000 ($1,167,000), which relates almost entirely to the research tax credits claimed for 2008 and 2009. The Company disagreed with nearly all the adjustments, which for the most part are differences of judgment, and intends to vigorously defend its position. Nevertheless, a provision for $327,000 has been recorded in the year ended December 31, 2012 given the current trend of such disputes in France. This is the primary component of “other provisions” as of December 31, 2012 and 2013. In February 2013, the Company provided its rebuttal to the proposed tax adjustment and, as of the date of issuance of the Financial Statements, the Company had not received the conclusions of the tax audit yet.

During the year ended December 31, 2011, the Company released all the provision for estimated payments to patent-holders which may be deemed as essential under the requirements of the WiMAX standard as defined by the IEEE, due to the low probability of payments.

17. Trade payables and other current liabilities

	At December 31,
	2011	2012	2013
	(in thousands)
Trade payables	$8,580	$6,038	$7,252
Other current liabilities:
Employees and social debts	4,095	3,475	3,668
Others	1,751	658	716

Total other current liabilities	$5,846	$4,133	$4,384

Deferred revenue	$869	$609	$343

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 30-day terms.

•	Other payables, primarily accrued compensation and related social charges, are non-interest bearing.

Deferred revenue is related to maintenance revenue, recognized over the 12-month maintenance period.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

18. Information about financial instruments

18.1. Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2011	2012	2013	2011	2012	2013
	(in thousands)
Financial assets:
Trade and other receivables
Trade receivables	$8,387	$5,529	$5,486	$8,387	$5,529	$5,486
Cash flow hedges	—	142	—	—	142	—
Loans and other receivables
Deposits	531	458	471	531	458	471
Available for sale instruments
Long-term investments	677	931	1,098	677	931	1,098
Cash and cash equivalents	57,220	28,751	37,244	57,220	28,751	37,244

Total financial assets	$66,815	$35,811	$44,299	$66,815	$35,811	$44,299
Total current	$65,607	$34,422	$42,730	$65,607	$34,422	$42,730
Total non-current	$1,208	$1,389	$1,569	$1,208	$1,389	$1,569
Financial liabilities:
Interest-bearing loans and borrowings:
Finance lease liability	—	365	501	—	365	501
Trade and other payables	8,580	6,038	7,252	8,580	6,038	7,252
Financial instruments at fair value through other comprehensive income:
Cash flow hedges	1,007	—	271	1,007	—	271

Total financial liabilities	$9,587	$6,403	$8,024	$9,587	$6,403	$8,024
Total current	$9,587	$6,167	$7,784	$9,587	$6,167	$7,784
Total non-current	$—	$236	$240	$—	$236	$240

The carrying values of current financial instruments (cash and cash equivalents, trade receivables and trade and other payables) approximate their fair values, due to their short-term nature.

Available for sale long-term investments are primarily related to:

•

a bank guarantee secured by pledges of investments in money market funds issued in favor of the owners of leased office space to secure annual lease payments by the Company for its office space in Paris. This guarantee is expected to be reimbursed after the end of the lease in May 2014;

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

As at December 31, 2011, the Company held the following financial instruments carried at fair value on the statement of financial position:

Assets measured at fair value

	At December 31,
	2011	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$677	—	$677	—

Liabilities measured at fair value

	At December 31,
	2011	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Cash flow and fair value hedges	$(1,007)	—	$(1,007)	—

As at December 31, 2012, the Company held the following financial instruments carried at fair value on the statement of financial position:

Assets measured at fair value

	At December 31,
	2012	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$931	—	$931	—
Trade and other receivables:
Cash flow and fair value hedges	142		142

As at December 31, 2013, the Company held the following financial instruments carried at fair value on the statement of financial position:

Assets measured at fair value

	At December 31,
	2013	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$1,098	—	$1,098	—

Liabilities measured at fair value

	At December 31,
	2013	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Fair value hedge	$(271)	—	$(271)	—

18.2. Financial instruments at fair value

The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.

The following tables present fair values of derivative financial instruments at December 31, 2011, 2012 and 2013.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

	At December 31, 2011
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€7,500	$(379)
Options (buy euros, sell U.S. dollars)	6,500	(681)

Total	€14,000	$(1,060)

	At December 31, 2012
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€7,000	$231
Forward contracts (buy U.S dollars, sell euros)	(6,000)	(141)
Options (buy euros, sell U.S. dollars)	3,000	8

Total	€4,000	$98

	At December 31, 2013
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy U.S dollars, sell euros)	€(4,250)	$(271)

Total	€(4,250)	$(271)

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

During the year ended December 31, 2012, the Company recorded a gain of $147,000 (loss of $355,000 for the year ended December 31, 2011) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges. There was no fair value of cash flow hedges as of December 31, 2013. During the year ended December 31, 2013, the amount transferred from other comprehensive income to Consolidated Statement of Operations was a gain of $275,000.

During the year ended December 31, 2012, the Company recognized a net gain of $26,000 and a net loss of $132,000 for the year ended December 31, 2011. There was no ineffective portion of hedging instrument in the year ended December 31, 2013.

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

•

Available for sale long -term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $677,000, $931,000 and $1,098,000 at December 31, 2011, 2012 and 2013, respectively.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

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

Nearly 100% of total revenues and approximately 99% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. Approximately 49% of operating expense is denominated in euros. The Company seeks to mitigate the effect of its structural currency exposure by raising capital in euros sufficient to cover euro-based operating expenses. The Company has not used the possibility offered by paragraph 72 of IAS 39 Financial Instruments: Recognition and Measurement to designate non-derivative financial assets (cash and cash equivalents plus trade accounts receivables less trade accounts payable, denominated in euro) as a hedging instrument for a hedge of a foreign currency risk (US dollar versus euro fluctuations) corresponding to structural cost related future cash outflows.

If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, the Company estimates the impact, in absolute terms, on operating expenses for the year ended December 31, 2013 would have been approximately $2.0 million.

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

The following table summarizes customers representing a significant portion of the Compagny’s total revenue:

Customer	Customer Location	% of total revenues for the year ended December 31,			Accounts receivables at December 31,
		2013	2012	2011	2013	2012	2011
A	China	33%	16%	Less than 10%	$1,317,000	$787,000	$170,000
B	United States	22%	Less than 10%	0%	$1,485,000	$100,000	$0
C	China	14%	Less than 10%	Less than 10%	$475,000	$177,000	$56,000
D	United States	10%	0%	0%	$350,000	$0	$0
E	Taiwan	Less than 10%	32%	78%	$71,000	$538,000	$5,227,000

With respect to credit risk arising from the other financial assets, which comprise cash and cash equivalents, the Company’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. Nearly all cash and cash equivalents are held in France at two large and international banks.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

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

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
	(in thousands)
At December 31, 2011
Trade payables	$8,580	—	—	—	—	—	$8,580
Other financial liabilities	5,846	—	—	—	—	—	5,846

	$14,426						$14,426

At December 31, 2012
Finance lease	$129	$135	$101	—	—	—	$365
Trade payables	6,038	—	—	—	—	—	6,038
Other financial liabilities	4,133	—	—	—	—	—	4,133

	$10,300	135	101				$10,536
At December 31, 2013
Finance lease	$261	$232	$8	—	—	—	$501
Trade payables	7,252	—	—	—	—	—	7,252
Other financial liabilities	4,384	—	—	—	—	—	4,384

	$11,897	232	8				$12,137

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

On September 9, 2011, a class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company, certain of its officers and directors, and UBS Limited and Jefferies & Company Inc, the lead underwriters in the Company’s initial public offering. This action, Donald Dean Johnson v. Sequans Communications S.A., et al, alleges violations of the U.S. federal securities laws in connection with the Company’s initial public offering. A substantially similar complaint was filed on October 25, 2011, also in the United States District Court for the Southern District of New York. On December 13, 2011 the Court consolidated the two actions, and appointed lead plaintiffs and co-lead plaintiffs’ counsel. On January 31, 2012, lead plaintiffs filed a Consolidated Amended Complaint for Violations of Federal Securities Laws, which seeks unspecified damages. On May 14, 2012, the Company filed a Motion to Dismiss the consolidated complaint. Following oral argument, on January 17, 2013, the Court granted the Company’s motion and gave lead plaintiffs 20 days leave to move to amend their complaint. On February 7, 2013, plaintiffs brought a motion for leave to file an amended complaint, and on March 15, 2013, the Company filed an opposition, and on April 16, 2013, plaintiffs filed a reply. The parties subsequently engaged in settlement discussions and stayed the litigation pending mediation. Following mediation, on June 21, 2013, the parties informed the Court that they had reached an agreement in principle to settle the action, subject to the negotiation of a mutually agreeable settlement agreement. A settlement agreement was executed on October 31, 2013, and the Court preliminarily approved the settlement on November 20, 2013. On January 8, 2014, plaintiffs filed a motion with the Court for final approval of the settlement, a plan of allocation of the settlement proceeds, and an award of attorneys’ fees and expenses. That motion is still pending. Any payment under the settlement agreement, including payment of attorneys’ fees and expenses, will be paid directly by the insurance company.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

Bank guarantee

A bank guarantee was issued in favor of the owners of leased office space in France, in order to secure six months of lease payments, for an amount of $815,000 as of December 31, 2013. This guarantee was secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee. The total value of investments secured to cover this bank guarantee was $281,000, $791,000 and $828,000 at December 31, 2011, 2012 and 2013, respectively.

Operating leases

The Company has long-term operating leases for office rental. Future minimum undiscounted lease payments under operating leases are as follows:

	December 31,
	2011	2012	2013
	(in thousands)
Within one year	$1,434	$1,604	$1,382
After one year but not more than five years	1,901	793	3,022
More than five years	—	—	961

Total minimum lease payments	$3,335	$2,397	$5,365

Total operating lease expense for the year ended December 31, 2013 was $1,991,000 (2012: $1,794,000; $2011: $1,754,000).

Purchase commitments

At December 31, 2013, the Company had $1.0 million of non-cancelable purchase commitments with its third-party manufacturer and suppliers for future deliveries of equipment and components, principally during the first half of 2014.

20. Related party disclosures

There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions. There is one investor who owns in excess of 10% of the share capital of the Company: Caisse des Dépôts et Consignations.

Mr. Zvi Slonimsky, a member of the Board of Directors, was granted by the Company, on January 11, 2006, 225,000 warrants, subscribed by Mr. Slonimsky at the price of €0.02 per warrant. Each warrant gives the holder the right to purchase one ordinary share of the Company at the price of $3.16 per share. The warrants were fully vested in January 2010 and may be exercised for a period of 10 years from the subscription date; all unexercised warrants become null and void at the end of the 10-year period. In the year ended December 31, 2011, Mr. Slonimsky exercised warrants to acquire 8,202 ordinary shares.

Effective June 1, 2012, the Company and Gilles Delfassy, prior to Mr. Delfassy joining the board of directors, entered into an agreement whereby Mr. Delfassy provided to the Company consultancy services in the area of business development and strategy in the broadband wireless access industry. This agreement expired on June 1, 2013. During the year ended December 31, 2013, Mr. Delfassy earned fees totaling $71,000 under this contract.

No other transactions have been entered into with these or any other related parties in 2011, 2012 and 2013, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements (Continued)

Compensation of key management personnel

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$2,778	$2,490	$2,464
Share-based payment expense for the year	2,473	2,170	1,541

Total compensation expense for key management personnel	$5,251	$4,660	$4,005

Key management personnel comprises the chief executive officer and all executive vice presidents reporting directly to him.

The employment agreement with the chief executive officer calls for the payment of a termination indemnity of an amount equal to one year of his gross annual base remuneration in the event of his dismissal by the Board of Directors of the Company.

In the year ended December 31, 2013, the Company expensed a total of $172,000 board fees to non-executive members (2012: $162,000; 2011: $135,000).

One non-executive board member was paid fees under the consulting agreement described above in 2013.

Directors’ interests in an employee share incentive plan

In addition to the warrants granted to Mr. Slonimsky as described above, the Company granted warrants to certain members of the Board of Directors during the years ended December 31, 2011, 2012 and 2013:

- On January 11, 2011, the Company granted to Messrs. Patterson, Sharma and Slonimsky 25,000 warrants each with an exercise price of €6.28 ($8.29) per ordinary share.

- On March 8, 2011, the Company granted to Messrs. de Pesquidoux and Pitteloud 25,000 warrants each, and to Dr. Georges Karam (CEO) 500,000 founders warrants with an exercise price of €6.26 ($8.26) per ordinary share.

- On June 26, 2012, the shareholders authorized the Board of Directors to grant to Messrs. de Pesquidoux, Patterson, Pitteloud, Sharma and Slonimsky 6,000 warrants each and to Mr. Delfassy 25,000 warrants. On June 26, 2012, the Board used this authorization to make such grants with an exercise price of $2.19 per ordinary share.

- On June 25, 2013, the shareholders authorized the Board of Directors to grant to Messrs. de Pesquidoux, Delfassy, Patterson, Pitteloud, Sharma and Slonimsky 6,000 warrants each. On June 25, 2013, the Board used this authorization to make such grants with an exercise price of $1.47 per ordinary share.

The board members were required to subscribe to the warrants at a price of €0.01 per warrant, as required by French law. There is no subscription required for founders warrants.

Share-based payment expense incurred in connection with these transactions amounted to $178,000 in the year ended December 31, 2013 (2012: $195,000; 2011: $308,000).

21. Events after the reporting date

In its meetings of February 4, 2014 and March 25, 2014, the Board of Directors granted 26,600 and 23,300 stock options, respectively, at exercise prices of $2.67 and $2.79 per ordinary share, respectively.