Form 20-F
period 2014-12-31
SEQUANS COMMUNICATIONS
filed 2015-04-21
CIK 1383395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

15-55 Boulevard Charles de Gaulle

92700 Colombes, France

(Address of principal executive offices)

Georges Karam

Chairman and Chief Executive Officer

Sequans Communications S.A.

15-55 Boulevard Charles de Gaulle

92700 Colombes, France

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

Ordinary shares, nominal value €0.02 per share: 59,144,741 as of December 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☑                Non-accelerated filer  ☐

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

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

i

INTRODUCTION

Unless otherwise indicated, “Sequans Communications S.A.”, “Sequans Communications”, “the Company”, “we”, “us” and “our” refer to Sequans Communications S.A. and its consolidated subsidiaries.

In this annual report, references to the “euro” or “€” are to the euro currency of the European Union and references to “U.S. dollars” or “$” are to United States dollars.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, those concerning the following:

•	forecasts and trends in the markets in which we compete and in which our products are sold, including statements regarding the LTE and WiMAX markets;

•	our intent to expand our product platform to address the single-mode LTE market;

•	our expectations regarding our expenses, sales and operations;

•	our expectations regarding our operating results;

•	our expectations regarding our customer concentration;

•	trends and challenges in the markets in which we operate, including average selling price reductions, cyclicality in the wireless communications industry and transitions to new process technologies;

•	our ability to anticipate the future market demands and future needs of our customers;

•	our ability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect;

•	our plans for future products and enhancements of existing products;

•	anticipated features and benefits of our current and future products;

•	the sources of future demand for our products;

•	our growth strategy elements and our growth rate;

•	our ability to enter into strategic alliances or partnerships;

•	our ability to protect and defend our intellectual property against potential third party intellectual property infringement claims;

•	general economic conditions in our domestic and international markets; and

•	our future cash needs and our estimates regarding our capital requirements and our need for additional financing.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods. The consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014, the consolidated statements of financial position data at December 31, 2012, 2013 and 2014, and the consolidated statements of cash flow data for the years ended December 31, 2012, 2013 and 2014 have been derived from our audited Consolidated Financial Statements included elsewhere in this annual report. The consolidated statements of operations data for the years ended December 31, 2010 and 2011, consolidated statements of financial position data at December 31, 2010 and 2011, and the consolidated statements of cash flow data for the years ended December 31, 2010 and 2011, have been derived from our audited Consolidated Financial Statements not included in this annual report.

Our financial statements included in this annual report were prepared in U.S. dollars in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

	Years ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product revenue	$64,933	$91,742	$19,600	$10,708	$19,836
Other revenue	3,611	1,972	2,654	3,004	2,766

Total revenue	68,544	93,714	22,254	13,712	22,602

Cost of revenue(1):
Cost of product revenue	33,272	46,167	11,781	8,616	15,435
Cost of other revenue	340	247	176	205	346

Total cost of revenue	33,612	46,414	11,957	8,821	15,781
Gross profit	34,932	47,300	10,297	4,891	6,821
% of revenue	51%	50%	46%	36%	30%
Operating expenses(1):
Research and development	17,917	24,926	28,365	28,357	28,634
Sales and marketing	13,541	12,960	6,562	4,449	5,278
General and administrative	3,953	8,323	8,093	7,528	6,969

Total operating expenses	35,411	46,209	43,020	40,334	40,881

Operating income (loss)	(479)	1,091	(32,723)	(35,443)	(34,060)
Financial income (expense)	(2,063)	(1,133)	(21)	(1)	98

Profit (Loss) before income taxes	(2,542)	(42)	(32,744)	(35,444)	(33,962)
Income tax expense (benefit)	150	371	234	142	162

Profit (Loss)	$(2,692)	$(413)	$(32,978)	$(35,586)	$(34,124)

Basic earnings (loss) per share(2)	$(0.11)	$(0.01)	$(0.95)	$(0.78)	$(0.58)

Diluted earnings (loss) per share(2)	$(0.11)	$(0.01)	$(0.95)	$(0.78)	$(0.58)

Number of shares used for computing(2):
Basic	24,980	32,611	34,680	45,456	59,142

Diluted	24,980	32,611	34,680	45,456	59,142

	At December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash, cash equivalents and short-term investments	$9,739	$57,220	$28,751	$37,244	$12,489
Total current assets	39,365	86,255	49,539	60,658	36,315
Total assets	49,717	101,030	68,402	73,528	49,415
Current loans and borrowings	3,564	—	—	—	2,133
Total current liabilities	27,556	16,087	11,954	13,258	19,048
Total equity	20,699	84,244	55,471	58,929	25,115

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Consolidated Statements of Cash Flow Data:
Net cash flow from (used in) operating activities	$1,481	$2,763	$(22,848)	$(24,345)	$(24,406)
Net cash flow used in investments activities	(7,377)	(10,252)	(5,511)	(3,956)	(5,625)
Net cash flow from financing activities	7,844	54,976	(119)	36,791	5,121
Net foreign exchange difference	(1)	(6)	9	3	(5)
Cash and cash equivalents at January 1	7,792	9,739	57,220	28,751	37,244
Cash and cash equivalents at December 31	9,739	57,220	28,751	37,244	12,329
(1) Includes share-based compensation as follows:

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Cost of revenue	$23	$208	$156	$112	$47
Operating expenses	1,108	3,966	3,033	2,052	1,230

Share-based compensation	$1,131	$4,174	$3,189	$2,164	$1,277

(2)	All per share data reflect a 1-for-2 reverse split of our share capital that was effective on April 12, 2011.

Exchange Rate Information

In this annual report, for convenience only, we have translated the euro amounts reflected in our financial statements as of and for the year ended December 31, 2014 into U.S. dollars at the rate of €1.00 = $1.2101, the noon buying rate for euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2014. You should not assume that, on that or on any other date, one could have converted these amounts of euros into U.S. dollars at that or any other exchange rate.

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

	Year Ended December 31,
	2010	2011	2012	2013	2014
High	1.4536	1.4875	1.3463	1.3816	1.3927
Low	1.1959	1.2926	1.2062	1.2774	1.2101
Period End	1.3269	1.2973	1.3186	1.3779	1.2101
Average Rate	1.3261	1.3931	1.2859	1.3281	1.3297

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. Dollars and the exchange rate at the end of the month based on the noon buying rate as described above. The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

	Last Six Months
	October	November	December	January	February	March
High	1.2812	1.2554	1.2504	1.2015	1.1462	1.1212
Low	1.2517	1.2394	1.2101	1.1279	1.1197	1.0524
End of Month	1.2530	1.2438	1.2101	1.1290	1.1197	1.0741

On April 10, 2015, the noon buying rate for euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, was €1.00 = $1.0598.

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

We were established in 2003 and began operations in 2004, and have incurred losses on an annual basis since inception. We experienced net losses of $33.0 million, $35.6 million and $34.1 million in 2012, 2013 and 2014, respectively. At December 31, 2014, our accumulated deficit was $157.4 million. We expect to incur significant expense related to the development of our LTE products and expansion of our business, including research and development and sales and administrative expenses. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these increased expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. We experienced a significant decline in revenue in the year ended December 31, 2013 to $13.7 million from $22.3 million in the year ended December 31, 2012 and $93.7 million in 2011 due to lower sales of WiMAX products, following changes in the WiMAX market in the United States beginning in the second half of 2011 and followed by many other markets in subsequent periods, and delays in the building out of LTE networks. Although revenue grew again in 2014 to $22.6 million, our revenue growth trends in periods prior to 2012 may not be repeated. Accordingly, we may not be able to achieve or maintain profitability, and we may continue to incur significant losses in the future.

We have historically derived a significant portion of our revenue from sales of our semiconductor solutions for the WiMAX segment of the 4G market, although that portion has been declining as revenue from sales of our LTE semiconductor solutions has increased. We expect the WiMAX market and WiMAX sales to continue to decline, both as a percentage of total revenue and in absolute terms, over time. If we are unable to continue to increase revenue from the LTE market to compensate for the reduction in WiMAX revenue, our results of operations will be further harmed.

Historically, and through the end of 2014, we have derived a significant portion of our revenue from the sale of our semiconductor solutions for the WiMAX market. In the second half of 2011, the WiMAX market experienced a decline due to global economic factors and a shift in strategy by large WiMAX carriers, including Sprint, the largest driver of demand for WiMAX semiconductor solutions, to LTE, which significantly harmed our results of operations for the fourth quarter of 2011 and the years ended December 31, 2012 and 2013. We believe this reduction in the size of the WiMAX market to be permanent, although we expect the market will continue to exist on a much reduced basis for a number of years, as it will take time for all WiMAX operators to make the transition to LTE. We further believe that sales of WiMAX solutions in the future will be significantly lower than in the past, uneven and unpredictable as our customers manage their inventory and most likely begin the end-of-life process for some or all of their WiMAX products. We have invested substantial time and resources in developing products that support LTE, and have begun to generate substantial LTE revenue starting in the third quarter of 2013. If we fail to accurately predict market requirements or market demand for LTE, or if our solutions are not successfully developed or adopted by our customers, we will be unable to generate significant revenue from the LTE market and our business will suffer. If LTE networks are deployed to a lesser extent or more slowly than we currently anticipate, especially in light of the decline of the WiMAX market, or if other competing 4G protocols achieve greater market acceptance or operators do not migrate to LTE, we may not realize any benefits from this investment. As a result, our business, operating results and financial condition will be significantly harmed.

Our LTE semiconductor solutions do not incorporate support for 2G or 3G protocols, and we currently focus on selling our solutions into the market for LTE-only devices. If the market for LTE-only devices materializes more slowly or at a lower volume level than we anticipate, our results of operations may be harmed.

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

Our industry is subject to rapid technological change that could result in decreased demand for our products and those of our customers or result in new specifications or requirements on our products, each of which could negatively affect our revenues, margins and operating results.

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

•	accurate prediction of changes in device manufacturer requirements, technology, industry standards or consumer expectations, demands and preferences;

•	accurate prediction of the growth of the Internet of Things market and the adoption of industry standards allowing devices to connect and communicate with each other;

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

While we have our own radio transceiver (RF) solution for certain frequencies, are currently sampling our own additional RF solutions in other frequency bands and frequently evaluate alternative external solutions, a number of our current LTE design wins are for products in frequency bands not supported by our existing internal RF solutions or solutions we are currently sampling and therefore use RF solutions provided by third party suppliers. If such third party suppliers are unable to supply their RF solutions, have technical or quality problems with their RF solutions, or declare their RF solutions’ end-of-life, the success of our customers’ products which incorporate such third party RF solutions may be adversely impacted. For example, one such supplier, Fujitsu, announced in early 2014 that it will no longer manufacture certain RF solutions. As a result, we have purchased the estimated quantities of these RF components that existing customer products will require before the products reach end-of-life or are redesigned based on our new RF solutions. If these quantities are insufficient and if we are unable to secure additional inventory for our customers of RF solutions that have been declared end-of-life until we can transition our customers to our own or other alternative RF solutions, our sales of LTE baseband products integrated in these customers’ products could be adversely impacted. Conversely, if we have overestimated the quantities required by our customers, we could be forced to reduce the value of the inventory resulting in additional loss.

If we fail to successfully develop, commercialize, produce and sell our module product line, our business, revenue and operating results may be harmed.

In 2013 we introduced a new product module line. Our modules incorporate many components in addition to our chipsets. We may lack the purchasing power to acquire at competitive prices certain components required to produce modules, and we do not expect to be able to command selling prices for those modules that allow us to maintain traditional semiconductor-only margins for the full module. In the near future, modules could represent a large portion of our revenue mix, which could negatively impact our overall gross margin. Certain large customers may decide to buy the modules directly from the manufacturers who purchase our chipsets, rather than us, in order to reduce their costs. This may result in a reduction of our gross profit, but an improvement of overall gross margin percentage, compared to the case where we sell the modules ourselves.

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

A portion of our software development and testing activity is outsourced to a third-party provider based in Kiev, Ukraine. If recent political developments in Ukraine and Russia escalate to open hostilities, some of our product development activities and some customer software support activities could be adversely affected.

While we have our key engineering competencies in-house, primarily in France, the United Kingdom and the United States, we outsource some software development and testing activities to an independent third-party provider of engineering services. We work with a dedicated team of 22 software engineers based in Kiev, Ukraine. As a result of the decision of the Russian government to annex the Crimea region of Ukraine, the United States and the European Community have imposed economic sanctions on Russia. If the political tensions escalate into open hostilities or further political instability in Ukraine, these engineers may be unable to work for a sustained period of time, which could adversely impact our research and development operations. We also have our own electronic equipment physically in place in Kiev which could be at risk in the event of violence in the region. We have developed a contingency plan to trigger if the engineers in Kiev are unable to continue working on their projects for us, but if we our contingency plan is not effective, we could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on our revenues.

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

Our top ten customers accounted 80%, 94% and 96% of our total revenue in 2012, 2013 and 2014, respectively. The following table summarizes customers representing a significant portion of total revenue:

Customer	% of total revenues for the year ended December 31,			% of our accounts receivable at December 31,
	2014	2013	2012	2014
Gemtek	39%	14%	Less than 10%	33%
Huawei	25%	33%	16%	17%
Asian Information Technology Inc.	12%	0%	0%	17%
Customer A (United States-based)	Less than 10%	22%	Less than 10%	2%
Customer B (United States-based)	Less than 10%	10%	0%	9%
HTC	0%	Less than 10%	32%	0%

We expect that some of these customers, particularly those above 10% during 2014, could each continue to represent at least 10% of our revenue in 2015 as the market for single-mode LTE devices is in its early stages and still concentrated in a relatively small number of device makers. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. For example, in the fourth quarter of 2011 and for the years ended December 31, 2012 and 2013, our revenue decreased significantly compared to the prior periods as a result of the decline in sales to HTC. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.

We have significant ongoing capital requirements that could have a material effect on our business and financial condition if we are unable to generate sufficient cash from operations.

Our business requires significant capital investment to carry out extensive research and development in order to remain competitive. At the same time, demand for our products is highly variable and there have been downturns. If our cash on hand, net proceeds from financing activities and cash generated from operations are not sufficient to fund our operations and capital requirements, we may be required to limit our growth, or enter into financing arrangements at unfavorable terms, any of which could harm our business and financial condition.

Additionally, we anticipate that that strategic alliances and partnerships will be an important source of revenue and possible financing for us going forward. If we are unable to develop alliances with or otherwise attract investment from strategic partners, or if strategic partners are not willing to enter into transactions with us on favorable terms, our business and financial condition could be harmed.

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

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our revenue and market share may decline. In the LTE market, we face or expect to face competition from established semiconductor companies such as HiSilicon Technologies, Intel Corporation, Marvell Technology Group, Mediatek, Qualcomm Incorporated, Samsung Electronics Co. Ltd., and Spreadtrum, as well as smaller entrants in the market such as GCT Semiconductor or Altair Semiconductor. Many of our competitors have longer operating histories, significantly greater resources and name recognition, and a larger base of existing customers than us. In addition, recently there has been consolidation within the industry, notably the acquisition of smaller competitors by larger competitors. The significant resources of these larger competitors may allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements or to bring new products to market in a more timely manner than us. In addition, these competitors may have greater credibility with our existing and potential customers. Further, many of these competitors are located in Asia or have a significant presence and operating history in Asia and, as a result, may be in a better position than we are to work with manufacturers and customers located in Asia. Moreover, many of our competitors have been doing business with customers for a longer period of time and have well-established relationships, which may provide them with advantages, including access to information regarding future trends and requirements that may not be available to us. In addition, some of our competitors may provide incentives to customers or offer bundled solutions with complementary products, which could be attractive to some customers, or adopt more aggressive pricing policies, which may make it difficult for us to gain or maintain market share.

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

Furthermore, to remain competitive and manage further expansion and growth, we must carry out extensive research and development, which requires significant capital investment. During periods of economic or market slow-down we must also effectively manage our expenses to preserve our ability to carry out such research and development. We decreased our operating expenses in 2012 and in 2013. Operating expenses remained fairly flat in 2014, and while we expect that our operating expenses will remain flat again in the first quarter of 2015, we expect them to decrease in the second half of 2015. However, if we are successful in introducing and selling more new LTE products, we expect we will need to increase our investment in research and development, as well as sales and marketing, general and administrative and other functions to support the growth of our business. We are likely to incur the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results.

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

The semiconductor industry has historically been cyclical, experiencing significant downturns in customer demand. Because a significant portion of our expenses is fixed in the near term or is incurred in advance of anticipated sales, we may not be able to decrease our expenses rapidly enough to offset any unanticipated shortfall in revenue. If this situation occurs, it could harm our operating results, cash flow and financial condition. Furthermore, the semiconductor industry has periodically experienced periods of increased demand and production constraints. If this occurs, we may not be able to obtain sufficient quantities of our semiconductor solutions to meet the increased demand, resulting in lost sales, loss of market share and harm to our customer relationships. We may also have difficulty in obtaining sufficient assembly and test resources from our subcontract manufacturers. Any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that we target, may harm our ability to generate revenue and could negatively impact our operating results.

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

From time to time, we are subject to tax audits that could result in tax assessments and potential penalties, particularly with respect to claimed research tax credits due to the judgment involved in determining which projects meet the tax code’s criteria for innovation and fundamental research. For example, in December 2012, we were notified of proposed tax adjustments, penalties and interest related to a French tax audit totaling €827 thousand ($1.1 million). We disagreed with essentially all of the proposed adjustments, filed our formal objections in February 2013 and were notified in March 2014 that the tax authorities had accepted our position. Based on our assessment of the potential exposure in this dispute, we recorded a provision for potential tax adjustments or penalties while we contested the proposed tax adjustments; this provision was reversed in the first quarter of 2014. At the end of December 2014, we received notification that another tax audit would begin in 2015. Our actual costs for any disputes in the future may be materially different from the provisions recorded if we are not successful in our appeal of any assessment, which could have a material adverse effect on our business.

Regulations related to “conflict minerals” may force us to incur additional expenses, may result in damage to our business reputation and may adversely impact our ability to conduct our business.

In August 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted requirements for companies that use certain minerals and derivative metals (referred to as “conflict minerals,” regardless of their actual country of origin) in their products. Some of these metals are commonly used in electronic equipment and devices, including our products. Depending on various circumstances, these new requirements will require companies to investigate, disclose and report whether or not such metals originated from the Democratic Republic of Congo or adjoining countries. We have an extremely complex supply chain, with numerous suppliers (many of whom are not obligated by the new law to investigate their own supply chains) for the components and parts used in each of our products. As a result, we may incur significant costs to comply with the diligence and disclosure requirements, including costs related to determining the source of any of the relevant metals used in our products. In addition, because our supply chain is so complex, we may not be able to sufficiently verify the origin of all the relevant metals used in our products through the due diligence procedures that we implement, which may harm our business reputation. We may also face difficulties in satisfying customers if they require that we prove or certify that our products are “conflict free.” Key components and parts that can be shown to be “conflict free” may not be available to us in sufficient quantity, or at all, or may only be available at significantly higher cost to us. If we are not able to meet customer requirements, customers may choose to disqualify us as a supplier. Any of these outcomes could adversely impact our business, financial condition or results of operations.

Fluctuations in foreign exchange rates may harm our financial results.

Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling, the Chinese yuan and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, we estimate the impact, in absolute terms, on operating expenses for the year ended December 31, 2014 would have been $2.0 million.

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

Our business and operations could suffer in the event of security breaches.

Attempts by others to gain unauthorized access to our information technology systems are becoming more sophisticated. These attempts, which might be related to industrial or other espionage, include covertly introducing malware to our computers and networks and impersonating authorized users, among others. Hackers may also develop and deploy viruses, worms and other malicious software programs that attack or otherwise exploit security vulnerabilities in our systems or products. Attacks may create system disruptions, cause shutdowns or result in the corruption of our engineering data, which could result in delays in product development or software updates and harm our business. Additionally, the theft, unauthorized use or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives or otherwise adversely affect our business. To the extent that any security breach results in inappropriate disclosure of our customers’ or business partners’ confidential information, we may incur liability as a result. We seek to detect and investigate all security incidents and to prevent their recurrence, but in some cases, we might be unaware of an incident or its magnitude and effects. While we have identified some incidents involving attempts at unauthorized access, we are not aware of any that have succeeded. We expect to continue to devote resources to the security of our information technology systems.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of the ADSs has fluctuated substantially and is likely to fluctuate in the future, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. While we do not believe we were a PFIC for 2014 there is no assurance that we will not be a PFIC in 2015 or later years. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, having interest charges apply to distributions by us and the proceeds of ADS sales and additional reporting requirements. We do not expect to provide to U.S. holders the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Item 10.E—Taxation—Material United States Federal Income Tax Consequences.”

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

As of December 31, 2014, there are outstanding stock options, founders warrants and warrants to purchase an aggregate of approximately 6.5 million of our ordinary shares and more options and warrants will likely be granted in the future to our officers, directors, employees and consultants. We may issue additional warrants in connection with acquisitions, borrowing arrangement or other strategic or financial transactions. The exercise of outstanding stock options will dilute the percentage ownership of our other shareholders. The exercise of these options and warrants and the subsequent sale of the underlying ordinary shares could cause a decline in the market price of the ADSs.

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

Our History

Sequans Communications S.A. was incorporated as a société anonyme under the laws of the French Republic on October 7, 2003, for a period of 99 years. We are registered at the Nanterre Commerce and Companies Register under the number 450 249 677. Our principal executive offices are located at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France, and our telephone number is +33 1 70 72 16 00. Our agent for service of process in the U.S. is GKL Corporate/Search, Inc., One Capitol Mall, Suite 660, Sacramento, California 95814.

Our website is www.sequans.com. The information on, or that can be accessed through, our website is not part of this annual report.

As of the date of this annual report, there has been no indication of any public takeover offers by third parties in respect of our ADSs or ordinary shares or by the Company in respect of other companies’ shares.

Principal Capital Expenditures

Our capital expenditures for the years ended December 31, 2012, 2013 and 2014 amounted to $5.6 million, $3.9 million and $6.2 million, respectively. These investments in property and equipment and intangible assets primarily consisted of purchases related to LTE product development and, to a lesser extent in 2014, leasehold improvements and furnishing for our new corporate office. We anticipate our capital expenditures in the year ended December 31, 2015 to be for ongoing LTE product development. We anticipate our capital expenditure in 2015 to be financed from our cash on hand plus financing from strategic alliances, R&D project financing and/or debt. Should we decide to broaden our product range by acquiring or developing complementary technologies, we would need additional capital expenditures in order to support development of multi-mode products.

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

We have successfully brought to market six generations of 4G wireless chipsets, including three generations of LTE chipsets. The cost, size and power efficiency of our LTE chip designs, coupled with our deep understanding of system-level architecture, our advanced wireless signal processing intellectual property and our RF expertise, enable us to provide high-performance, low-power and cost-efficient 4G semiconductor solutions, allowing us to target a wide range of wireless broadband devices. Our solutions serve as the core wireless broadband communications platform in these devices, including smartphones; USB dongles; portable routers; embedded wireless modems for laptops, tablets, and other consumer multimedia and industrial devices; and customer-premises equipment, such as fixed wireless access modems, routers and residential gateways.

From 2005 through December 31, 2014, we shipped approximately 18.5 million 4G baseband-based semiconductor solutions, which have been deployed by leading wireless carriers around the world. Until the end of 2012, our shipments were primarily WiMAX products. In the years ended December 31, 2013 and 2014, shipments of our LTE products exceeded our WiMAX shipments, and we anticipate that this trend will increase as the LTE market continues its growth and the WiMAX market declines.

Given that LTE and WiMAX share a common technology platform, we have leveraged our leadership in WiMAX to successfully develop highly competitive LTE semiconductor solutions that are being deployed globally. Our LTE solutions are currently in commercial deployments in the United States, China, South Korea, Australia and Brazil. Our LTE product line comprises two families: our StreamrichLTE™ family addresses the high-performance, feature-rich device segment, while the StreamliteLTE™ family is designed specifically to address the unique price/performance requirements of the “Internet of Things” market, including connected consumer electronics and machine-to-machine devices. In 2013, we introduced the EZLinkLTE™ family of LTE modules, which provide all-in-one connectivity solutions designed to simplify the task, and reduce the cost, of embedding LTE into mobile computers, tablets, home networking and machine-to-machine devices. The first two EZLinkLTE modules have been certified by Verizon Wireless for use on their LTE network, and are shipping in several commercial devices for the Verizon Wireless LTE network.

The research firm Strategy Analytics projects that the number of LTE devices shipped annually will increase from 624 million in 2014 to 1.51 billion in 2018, representing a CAGR of approximately 25%. Nearly 5.5 billion LTE devices are expected to ship over this timeframe, and according to Strategy Analytics, more than 640 million of them will be single-mode LTE devices.

Our LTE solutions are incorporated into devices sold by many leading OEMs and ODMs, including in the Verizon Wireless Ellipsis Jetpack MHS800L, the Best Buy Insignia Flex 8” LTE tablet, and in devices and modules produced by Huawei, NationZ, Netcomm, Gemtek, KD Interactive, MSI, USI and Airwire Technologies.

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

Our total revenue decreased from $22.3 million in 2012 to $13.7 million in 2013, and increased to $22.6 million in 2014; and our annual net loss increased from $33.0 million in 2012 to $35.6 million in 2013 and then decreased to $34.1 million in 2014.

As explained more fully in “Item 5. Operating and Financial Review and Prospects,” the decrease in revenue in 2013 was primarily due to lower sales of WiMAX products, in particular to our largest customer HTC, following changes in the WiMAX market in the United States beginning in the second half of 2011. HTC integrated our WiMAX products into a line of smartphones sold primarily in the United States. There were virtually no sales to HTC in 2013, while sales of LTE products only began to contribute to revenue in a significant manner beginning in the second half of 2013, resulting in a decline in revenue in 2013 compared to 2012. Revenue increased in 2014 compared to 2013 as we benefited from a full year of sales of LTE products launched in mid-2013, the introduction of new customer products incorporating our LTE chips, and sales of WiMAX products for one large WiMAX deal.

Industry Background

Evolution of Wireless Networks

The use of wireless communications devices has increased dramatically in the past decade, and mobile phones and wireless data services have become an integral part of day-to-day communication. According to the February 2015 Cisco® Visual Networking Index, mobile data traffic will grow 11-fold from 2013 to 2018, a compound annual growth rate of 61%, and over half of this data will run on 4G networks.

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

Despite the advances in data rates provided by these improvements on both the 3GPP and 3GPP2 paths, these networks remain constrained by legacy technologies that were designed primarily for voice traffic, which are characterized by limited throughput and inefficient utilization of spectrum. Unable to effectively address the fast growing demand for wireless broadband data services in a cost effective manner using legacy 2G and 3G networks, many wireless carriers are moving to what are commonly referred to as ‘4G’ networks using LTE, which provides peak downlink speeds of up to 150 Mbps (3GPP Release 9 User Equipment Category 4), and to a much more limited extent WiMAX, which provides peak downlink capacity of 46 Mbps, to enable higher data throughput. 4G networks also provide significantly higher uplink performance than legacy networks, which is increasingly important for consumers who upload large multimedia payloads such as videos and images. LTE provides up to 50 Mbps of uplink throughput (3GPP Release 9 User Equipment Categories 2, 3 and 4). In addition, the next version of LTE, called LTE-Advanced, based on 3GPP Release 10 and later, provides additional improvements in features and performance, and is already deployed by at least 49 operators worldwide, according to a January, 2015 report by the Global Mobile Suppliers Association. The initial versions of LTE-Advanced can provide as much as 300 Mbps of downlink speed (3GPP Release 10 User Equipment Category 6), with future versions providing even higher downlink speeds and increasing the peak uplink speeds to 100 Mbps.

The figure below provides a simplified perspective on the evolution of wireless technologies:

Wireless carriers are seeking to quickly deploy and transition existing wireless data services to more efficient 4G networks, which require less capital expenditure for a given amount of data throughput. At the same time, potential average revenue per account, or ARPA, can be increased by providing value-added mobile broadband services and solutions that are better enabled by the speed and performance of 4G networks. According to the February 2015 Cisco® Visual Networking Index, mobile video will increase 13-fold between 2014 and 2019, accounting for 72% of total mobile data traffic, which is particularly problematic for legacy networks to support economically. These factors are key drivers of the move by mobile network operators to LTE technology.

Additionally, carriers in developing regions are increasingly embracing 4G wireless technology as a cost-effective and easier-to-deploy alternative to wireline networks for delivering broadband capability to subscribers. According to a 2014 report by the International Telecommunications Union, developing regions of the world had only 6% wired broadband penetration in 2014, less than one-fourth that of developed regions. 4G wireless technology is being deployed in many of these developing regions to increase access to broadband services.

An additional factor fueling some applications to move to 4G connectivity is the expected longevity of the technology. Many machine-to-machine connections are of the “set it and forget it” variety, and are expected to remain operational for ten or more years. According to the February 2015 Cisco® Visual Networking Index, Globally, M2M modules will account for 35% (7.3 billion) of all networked devices in 2018, compared to 19% (2.3 billion) in 2013, a 25.8% CAGR. The overall surge in the number of mobile and M2M connections and the traffic they produce, coupled with the relative scarcity of available wireless spectrum, has prompted a number of operators, including AT&T in the United States and others in South Korea and Japan, to announce plans to shut down their aging 2G networks so they can re-farm the spectrum for use with 4G technology. As a result, many new machine-to-machine and “Internet of Things” device deployments are incorporating LTE technology, despite the fact that some may not need the throughput performance provided by LTE.

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

LTE has become the dominant technology for 4G wireless broadband access, particularly among large mobile operators who have historically deployed 3GPP or 3GPP2 technology. The Global Mobile Suppliers Association counted 360 commercial networks in 124 countries at the end of 2014, and counted 373 million worldwide LTE subscribers at the end of Q3 2014, making it the fastest developing mobile communications system technology ever. Leading this trend, according to company reports, Verizon Wireless in the U.S. had 67.4 million active LTE connections at the end of 2014. China Mobile had 54.4 million subscribers in October, 2014. According to Market Intelligence and Consulting Institute, Japan LTE subscriptions passed 40 million in 2014, and South Korea LTE subscriptions passed 30 million. According to ABI Research, LTE subscribers will grow from 567 million at the end of 2014 to 2.9 billion by 2019. This growth in subscribers drives an LTE device market that is expected to grow from 624 million units in 2014 to over 1.5 billion units in 2018, according to Strategy Analytics.

The rapid pace of deployment of LTE networks worldwide implies that in some regions, operators are preparing to achieve LTE coverage at parity or better compared to their 2G or 3G coverage footprint. Verizon Wireless for instance has said that it has substantially completed its LTE network build as of mid-2013, achieving population coverage parity with their 3G network of over 97%. Meanwhile, South Korean and Japanese LTE operators achieved 100% population coverage in 2012. In this environment, many devices will not require 2G or 3G support. Initially, this is especially true outside the handset market, in devices such as tablets, laptops, mobile hotspots, USB modems, consumer electronics devices, and M2M applications. In these data devices the usage models are data-centric rather than voice-centric, and there are significant advantages in size, power consumption, product cost, development costs and certification costs for LTE-only implementations compared to their more expensive, larger, more power hungry and more complex multi-mode equivalents. In some regions, LTE-only handsets will emerge as well, particularly for domestic use. These LTE-only device-level advantages, coupled with the network-level economic benefits to carriers, imply that a significant market exists for LTE-only devices. Various industry analysts expect approximately 5 billion total LTE devices to be shipped worldwide between 2014 and 2018. Strategy Analytics forecasts that the LTE-only portion of the total LTE device market is expected to exceed 20% by 2018.

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

Our Competitive Strengths

We believe the following competitive strengths enable us to address the challenges faced by 4G wireless semiconductor providers:

•

A strong track record of execution in 4G. We were an early provider of WiMAX products, have been shipping our wireless broadband semiconductor solutions since 2005 and believe we have a strong position in the WiMAX market. We also believe we are well positioned for the single-mode LTE market, with approximately 30 customers working on one or multiple products. Since we commenced operations in 2004, we have accomplished the following milestones:

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

•

successfully demonstrated our implementation of eMBMS, or LTE broadcast, technology as part of Verizon Wireless’ LTE Multicast public demonstration in New York during Super Bowl Week in the first quarter of 2014;

•	disclosed in April, 2014 that Sequans technology powers two devices for China Telecom’s LTE network;

•	introduced our Colibri LTE chipset platform in June, 2014, an all-new, cost-optimized Category 4 LTE solution designed for mobile computing and the Internet of Things markets

•	announced that USI had selected Sequans’ Colibri chipset for modules targeting M2M and Internet of Things market in September, 2014;

•	announced the launch of the Sequans-powered Best Buy Insignia Flex 8” LTE tablet in November, 2014;

•	announced the launch of the Sequans-powered Verizon Wireless Ellipsis Jetpack MHS800L in December, 2014;

•

introduced Calliope LTE chipset platform in January, 2015, a cost- and power-optimized Category 1 LTE solution targeting M2M and Internet of Things applications where high throughput is not a requirement;

•	announced completion of VoLTE integration into our chipsets with software partner Ecrio in January, 2015;

•	announced a design win with D-Link in February, 2015 for an LTE-powered HDMI TV dongle, enabled for LTE Broadcast using eMBMS;

•	announced successful completion of an LTE Category 1 device and network field trial with Verizon Wireless and Ericsson that took place during the fourth quarter 2014;

•	announced deployment of our Cassiopeia LTE-Advanced Category 6 chipset in devices for Italian operator Linkem in February, 2015;

•	announced deployment of Sequans-powered LTE devices in India by Bharti Airtel and Tikona in February, 2015; and

•	Announced a partnership with TCL Communication on 5G research in March, 2015.

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

•	support for LTE-Advanced features, including carrier aggregation, a capability of creating a single virtual wide channel from two different narrower channels, resulting in higher throughput; and

•	integration of complete on-chip support for Voice over LTE (VoLTE), including support for high-definition voice using wideband codecs.

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

•

The implementation of advanced “known good die” and wafer-level chip-scale packaging (WLCSP) technology, which reduces chip cost and design footprint, enables the creation of very small and cost-effective LTE modules

•

Simplified product design for device manufacturers, as our solutions incorporate all key components required for a 4G device in a single die or package. We believe these advantages enable our products to be incorporated into leading edge devices that offer a high quality user experience, as well as accelerate our end customers’ time-to-market.

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

Our Strategy

Our goal is to be a leading provider of next-generation wireless semiconductors by providing best-in-class solutions that enable mass-market adoption of 4G technologies worldwide. Key elements of our strategy include:

•

Identifying, segmenting and optimally serving LTE-only market segments. As the LTE market grows and matures, and as operators aggressively build out their LTE networks and refarm their 2G and 3G spectrum to support demand for data capacity on LTE, we expect to see significant growth in the demand for single-mode LTE, or LTE-only, devices. In our estimation, this demand will come from three areas:

1)	Mobile computing: Cellular-connected data-only (non-handset) devices such as tablets and mobile PCs are popular with consumers and enterprises, and are a natural fit for LTE due to its performance and the always-connected nature of connectivity. Given the operators’ desire to move data traffic off of legacy 2G and 3G networks and onto their LTE networks, it increasingly makes sense for many of these devices to implement an LTE-only connectivity solution. Strategy Analytics estimates that more than 230 million LTE-only tablets, mobile PCs and mobile routers will ship from 2014 to 2018. We have several products in both our StreamrichLTE family (Cassiopeia LTE-Advanced platform, for instance) and our StreamlightLTE family (Colibri LTE chipset platform) that can ideally address these device types.

2)	Home and mobile routers: Mobile routers, also called mobile hotspots, provide convenient, on-the-go Internet access via WiFi for users in homes, offices, hotel rooms, vehicles and outdoor locations. Fixed-location (non-mobile) routers provide broadband Internet access for homes and businesses. Mobile routers are popular with customers of traditional mobile operators, and because of the favorable economics of LTE networks compared to 2G and 3G networks, and the potential for heavy data consumption by a mobile router user, LTE-only versions of this device type are expected to become more common. Fixed, or home, routers (also sometimes generically called broadband wireless CPE, or customer premise equipment) are increasingly being deployed as a ‘last-mile’ or wireless local loop solution by emerging operators to provide basic broadband access where it may be prohibitively expensive to deploy wireline broadband infrastructure using fiber, cable or DSL. Single mode LTE-only designs are a logical choice for these home routers for cost and performance reasons, and because the devices are not mobile and therefore do not need to ‘fall back’ to a 2G or 3G connection. Strategy Analytics projects that, together, shipment of LTE-only versions of these two device types will exceed 100 million units from 2014 and 2018. Solutions from both our StreamrichLTE family (Cassiopeia LTE-Advanced platform, for instance) and our StreamlightLTE family (Colibri LTE chipset platform) can ideally address these device types.

3)	Internet of Things and M2M devices: Increasingly, established mobile network operators are looking beyond the saturated smartphone marketplace to add the devices and users needed to maintain profitable growth. One area of particular interest to these operators is the opportunity to add connected ‘things’ (rather than people) to their networks. The traditional machine-to-machine market is considered a subset of this larger connected objects space, often called “The Internet of Things” (or IoT).

While a large number of IoT connections are expected to use WiFi, Bluetooth or some other local-area or personal-area networking technology, there are a lot of applications for wide-area connectivity which can be addressed by cellular networks. Applications for cellular connectivity include smart utility meters, asset tracking, industrial automation and monitoring, retail, smart cities, consumer wearables, agriculture and environmental monitoring, mobile/remote healthcare, security and more. Research firm Analysys Mason projects that nearly 500 million wide area connections will be in use by 2018 in these and similar markets.

Given the rapid move to LTE by network operators, the spectral efficiency and low latency of LTE networks, and the longer life cycles of some of these applications, the use of LTE in many of these applications is expected to increase, despite the fact many of them do not require high throughput. This trend toward the use of LTE in the IoT market will likely accelerate with the arrival of cost- and power-optimized Category 1 LTE solutions in 2015, and further enhanced when the industry moves to implement machine type communications (MTC)-optimized Category 0 LTE solutions defined in 3GPP Releases 12 and 13. Among other things, these new specifications simplify the LTE requirements, reducing cost and power even further, such that Release 13 implementations are expected to rival 2G in terms of cost and power. Our StreamliteLTE family is targeted at the IoT market, and our Calliope Category 1 LTE chipset platform, announced in January, 2015, is expected to compete successfully in this space.

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

•

Leveraging our multiple generations of 4G chip design experience to become a leader in advanced LTE technology and cost efficiency. We have ten years and six generations of 4G chip design experience, resulting in highly optimized and cost-efficient chip implementations and deep technical expertise, allowing us to be among the first in the industry to deliver new capabilities to market, as well as to enable extremely cost-competitive solutions. For example, we developed a full 20MHz bandwidth TDD LTE solution which was used in the first TDD LTE network demonstration by China Mobile in 2010. In 2011, we announced our second-generation LTE solution, the Mont Blanc LTE chipset platform (SQN3120 and SQN3140),, which we believe provides differentiated performance, power efficiency and system cost advantages to manufacturers serving all potential LTE markets, including TDD LTE solutions for large wireless carriers such as China Mobile, Softbank, Reliance Jio Infocomm Ltd. and Sprint; and FDD LTE products to enable 3G wireless carriers such as Verizon Wireless, AT&T, KDDI and others to migrate to LTE. With this second-generation Mont Blanc LTE chipset platform, we were among the first LTE chip vendors to demonstrate the full 150Mbps downlink throughput capability defined in the 3GPP specification for LTE Category 4 devices. In December 2012, we disclosed the performance gains achieved in a trial with Softbank using our proprietary interference cancellation technology, Sequans AIR™. In February 2013, we announced our third generation LTE chip, with support for LTE Advanced features, including carrier aggregation support for up to 40MHz aggregated bandwidth, the only such capability in the industry. In addition, our SQN5120 dual-4G baseband along with our 4sight 4G network migration initiative provides an LTE chipset with built-in WiMAX support and other solutions to enable WiMAX operators to deploy devices for an efficient transition to LTE. In May 2013, we introduced our EZLinkLTE™ family of LTE-only modules, aimed at speeding time to market for our customers. In February 2014, we demonstrated a commercial-ready implementation of LTE Broadcast in Verizon Wireless’ LTE Multicast demonstration in New York during Super Bowl week. Finally, the cost and power efficiency achieved from our multiple generations of 4G modem design has enabled us to deliver our StreamliteLTE family of products at attractive price points, enabling LTE connectivity to be embedded in a wide range of cost-sensitive consumer and machine-to-machine applications, potentially growing the addressable market for LTE. The most recently announced members of our StreamliteLTE family are the Colibri LTE Category 4 chipset platform, and the Calliope LTE Category 1 chipset platform.

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

Our primary products during the last three financial years are summarized in the table below.

Platform Name Chipset ID Family	Description	Target Applications					Key Features
		Handsets	Tablets/ Embedded Laptops	Mobile Routers	IoT and M2M	CPE

Calliope SQN3223	LTE Release 9/10 BB				•		40nm technology, 10Mbps CAT1 peak throughput, USB and HS UART interfaces, integrated processor, cost- and power-optimized for Internet of Things and M2M applications requiring lower throughput. WLCSP.

Colibri SQN3221	LTE Release 9/10 BB		•	•	•	•	40nm technology, 150Mbps CAT1 peak throughput, USB and HS UART interfaces, integrated processor, optimized price/performance for mobile computing and M2M markets. WLCSP.

Colibri / Calliope SQN3241	LTE RF		•	•	•	•	Supports 700-900MHz and 1.8-2.7GHz, up to 20 MHz bandwidth. WLCSP.

VZ22Q	Colibri-based surface-mount all-in-one LTE module for Verizon Wireless network		•	•	•		20mm x 21mm x 1.5mm, surface-mountable module with integrated power management, clocks, Flash and DDR memories, and RF front-end supporting bands 4 and 13; Verizon Wireless and GCF certified. eMBMS and VoLTE capable

VZ22M	Colibri-based M.2 form-factor LTE module for Verizon Wireless network		•		•	•	M.2 module with integrated power management, clocks, Flash and DDR memories, and RF front-end supporting bands 4 and 13; Verizon Wireless and GCF certified. eMBMS and VoLTE capable

Cassiopeia SQN3220	LTE-Advanced Release 10 BB		•			•	Carrier aggregation up to 20 + 20 MHz

Mont Blanc/ Cassiopeia SQN3240	LTE RF	•	•	•	•	•	Supports FDD and TDD 700 MHz – 2.7 GHz, up to 20 MHz bandwidth

Mont Blanc SQN3120	LTE Release 9 BB		•	•	•	•	40nm technology, 150Mbps Category 4 peak throughput, USB, SDIO and gigabit Ethernet interfaces, embedded SDRAM plus integrated processor.

Platform Name Chipset ID Family	Description	Target Applications					Key Features
		Handsets	Tablets/ Embedded Laptops	Mobile Routers	IoT and M2M	CPE

Mont Blanc SQN5120	LTE Release 9 + WiMAX BB			•		•	As in SQN3120, plus integrated WiMAX baseband, seamless WiMAX-LTE handover support

Mont Blanc SQN3140	LTE RF	•	•	•	•	•	Supports 2.3—2.7 GHz and 3.3—3.8 GHz TDD LTE bands, up to 20 MHz bandwidth

VZ20Q	Surface-mount LTE module for Verizon Wireless network		•		•		17mm x 24mm surface mountable module with integrated RF front end; Verizon Wireless certified

VZ20M	M.2 form-factor LTE module for Verizon Wireless network		•		•	•	M.2 module with integrated RF front end and power management; Verizon Wireless certified

Firefly SQN3101	LTE Release 9 BB				•		40nm technology, 50Mbs peak throughput, SDIO and USB interfaces, integrated processor + SDRAM, optimized price/performance and features for CE and M2M markets

SQN1210	WiMAX BB + RF SoC	•	•	•	•		65nm technology, integrated multi-band RF transceiver, embedded SDRAM

SQN1220	WiMAX BB + RF SoC			•		•	As in SQN1210, plus integrated processor with VoIP support

Abbreviations used in this table: BB = baseband processor, CPE = customer premise equipment, EOL = product declared end-of-life (as of December 31, 2013), FDD = frequency division duplexing, IoT = Internet of Things, nm = nanometer, RF = radio frequency transceiver, SDRAM = Synchronous Dynamic Random Access Memory, SoC = system-on-chip, TDD = time division duplexing, VoIP = Voice over Internet Protocol.

In June, 2014, we announced a new, cost-optimized LTE chipset platform in our StreamliteLTE family of products, Colibri, based on the SQN3221 baseband and SQN3241 RFIC. Colibri provides up to Category 4 150Mbps peak downlink throughput, and is offered in a WLCSP known-good die format, which reduces cost and footprint compared to traditional packaged semiconductors.

In January, 2015, we announced a new, cost- and power-optimized LTE chipset platform in our StreamliteLTE family of products, Calliope, based on the SQN3223 baseband and SQN3241 RFIC. Calliope is limited to Category 1 10Mbps peak downlink throughput, and is offered in a WLCSP known-good format, which reduces cost and footprint compared to traditional packaged semiconductors. Because of the new die design, which is optimized for the lower throughput, the chip is smaller and consumes less power than higher-performance implementations, making it ideal for M2M and Internet of Things applications.

Competition

The wireless semiconductor business is very competitive. We believe that our competitive strengths will enable us to compete favorably in the LTE markets. The following are the primary elements on which companies in our industry compete:

•	functionality, form factor and cost;

•	product performance, as measured by network throughput, signal reach, latency and power consumption;

•	track record of providing high-volume deployments in the industry; and

•	systems knowledge.

In the LTE market, we expect to face competition from established semiconductor companies such as Intel Corporation, Marvell Technology Group Ltd., Mediatek, Qualcomm Incorporated, Samsung Electronics Co. Ltd., and Spreadtrum, as well as smaller entrants in the market such as Altair Semiconductor or GCT Semiconductor.

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

Our business development team is organized regionally and by wireless carrier. In addition to identifying new business opportunities based on the wireless carriers product launch plan, the business development team also works to understand the wireless carriers’ future technological requirements, so that we can incorporate appropriate features in our product roadmap. As of December 31, 2014, we had a business development team of both dedicated employees and outside contractors.

Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of December 31, 2014, we had a direct sales force serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, Korea and Japan; India; Europe; the Middle East and North and South America. In China, Japan, India, Korea and Brazil we supplement our direct sales team with local distributors and/or sales representatives who handle certain customer communications, logistics and customer support functions.

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

Our marketing strategy is focused on enabling broad adoption of 4G solutions and communicating our technology advantages to the marketplace. This includes building awareness of and preference for our technology at wireless carriers who generate demand for 4G-enabled devices. By working to understand carrier services strategies, device roadmaps and technical requirements, we believe we are better positioned to drive our roadmap to meet these needs, to influence their choice of technology suppliers, and to identify manufacturers in the wireless industry who are best prepared to serve the needs of the wireless carrier. For example, by engaging early with China Mobile, we were able to understand their requirements and achieve aggressive timelines for delivering our LTE solution for their demonstration network. In addition, our collaboration with Sprint allowed us to understand their user experience goals, which led to the implementation of an optimized 3G-4G handover capability and reduced idle-mode power consumption for handsets incorporating our solutions. More recently, our technical and business relationships with Verizon Wireless have allowed us to anticipate requirements and develop solutions tailored for their network, which helped us secure several design wins and launch multiple products for that network in 2014, including the Verizon Ellipsis Jetpack MHS800L and the Best Buy Insignia Flex 8” LTE tablet.

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

As of December 31, 2014 we had 19 employees and 2 outside contractors in our business development, sales and marketing team.

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

Our top ten customers accounted for 80%, 94% and 96% of our total revenue in 2012, 2013 and 2014, respectively. Gemtek accounted for less than 10% of our total revenue in 2012 but increase to 14% in 2013 and 39% in 2014. Huawei, through sales via dedicated distributors, accounted for 16%, 33% and 25% of our revenue in 2012, 2013 and 2014, respectively. Asian Information Technology Inc., a new customer in 2014, accounted for 12% of total revenue in 2014. Customer A and Customer B (both U.S. based corporations) accounted for 22% and 10%, respectively, of our total revenue in 2013, but less than 10% of our total revenue in 2012 and 2014. The terms and the existence of our commercial relationships with Customers A, B, C, and D currently are subject to non-disclosure agreements. The following is a list of our top ten customers, in alphabetical order, based on total revenue during 2014:

• Arrow Asia Pac Ltd.* • Asian Information Technology Inc. • Gemtek Electronics Co • Netcomm Wireless, Ltd • Solid Technologies	• WiMAX Forum • Customer A (U.S.-based corporation) • Customer B (U.S.-based corporation) • Customer C (Taiwan-based corporation) • Customer D (Japan-based corporation)

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

We use UTAC and STATSchipPAC for most of our assembly and testing. We rely on extensive simulation, practical application and standardized test bed studies to validate and verify our products.

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

Intellectual Property

We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At December 31, 2014, we had 21 issued and allowed United States patents, 15 European patents, and 43 pending United States and European patents. The first of our issued and allowed patents is not expected to expire until 2025.

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

Facilities

Our principal executive offices are located in Colombes, France, consisting of approximately 21,625 square feet under a lease that expires in December 2023, but which may be cancelled in December 2020. This facility accommodates our principal research and development, product marketing, and finance and administrative activities.

We have a 4,236 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2015. We have a 1,973 square-foot facility in Petach Tikva, Israel, which houses a small research and development team, and sales and technical support personnel, under a lease that expires in January 2016. We have a 1,957 square-foot facility in Xindian City, Taipei, Taiwan for sales and technical support personnel under a lease that expires in May 2015; we expect to move to a similar facility at the expiration of the lease. We have a 1,711 square-foot facility in Shenzhen, China, which accommodates sales and technical support personnel, under a lease that expires in June 2016. We have a 1,600 square foot office in Singapore under a lease expiring in February 2016. We rent additional office space in Shanghai, China; Seoul, South Korea and in the U.S. under short-term lease agreements.

We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

C.	Organizational Structure

The Company is the ultimate parent of the group comprised of the Sequans Communications S.A. and its subsidiaries at December 31, 2014:

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

We shipped nearly over 1.5 million semiconductor solutions during 2014, compared to 900,000 units during 2013 and nearly 1.6 million units during 2012. Our total revenue was $22.6 million in 2014, compared to $13.7 million in 2013 and $22.3 million in 2012.

We currently have more than 50 end customers worldwide, consisting primarily of OEMs and ODMs for CPE, home routers, mobile routers, USB dongles, embedded devices, mobile computing devices and other data devices. We derive a significant portion of our revenue from a small number of end customers, and we anticipate that we will continue to do so for the foreseeable future. We do not have long-term purchase agreements with any of our end customers and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers. Customers representing more than 10% of total revenue in any of the years 2012, 2013 or 2014 are as follows:

Customer Location	% of total revenue for the year ended December 31,
	2014	2013	2012
China	39%	14%	Less than 10%
China	25%	33%	16%
Taiwan	12%	0%	0%
United States	Less than 10%	22%	Less than 10%
United States	Less than 10%	10%	0%
Taiwan	0%	Less than 10%	32%

Our Consolidated Financial Statements for 2012, 2013 and 2014, have been prepared in accordance with IFRS as issued by the IASB.

A.	Operating Results

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

Our product revenue began declining in the second half of 2011 compared to the first half of 2011, and continued to decline in 2012 and 2013 due to an overall decline in the WiMAX market driven by a change in strategy by Sprint to commit funding to a new 3G product and ultimately to transition from WiMAX to LTE. Sprint was the largest driver of demand for WiMAX semiconductor solutions. We believe this reduction in the size of the WiMAX market to be permanent. Sales of our LTE products began to contribute materially to revenues in the second half of 2013 due to the timing of our products and the deployment timing of the operators where we are focused. Our product revenues increased in 2014 primarily due to increasing sales of LTE products.

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

In the second half of 2013, we had initial sales of our module products, which continued in 2014. We introduced our modules in order to accelerate market adoption of LTE functionality in data devices such as tablets, notebook computers, consumer devices and machine-to-machine devices. The ASP of the module is much higher than the ASP of our semiconductor solutions as many other components are added in order to provide a complete LTE solution.

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

Other Revenue

Other revenue consists of the sale of licenses to use our technology solutions and revenue from associated annual software maintenance and support services, as well as technical support services. We license the right to use our solutions, including embedded software that enables our end customers to customize our solutions for use in their products. The license generally is perpetual and covers unlimited product designs by the end customer. We expect that we will continue to sign new license agreements as we begin working with new customers, but we do not expect that such licenses will generate significant revenues. Technical services may be provided from time to time for unusually complex projects. These agreements typically call for a number of milestones to be delivered over several quarters, with revenue recognized on the percentage of completion method as the milestone deliverables are achieved. Such service agreements are occasional in nature, although we earned revenue from two customers under such agreements in 2013 and from three customers in 2014, resulting in an increase in other revenue in 2013 compared to 2012 and then remaining fairly flat in 2014. We expect other revenue to remain flat or increase slightly in absolute terms in future periods as we continue to provide services on particularly complex projects, and in the short term it is likely to remain a significant percentage of our total revenue.

The following table sets forth our total revenue by region for the periods indicated. We categorize our total revenue geographically based on the location to which we invoice.

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Asia	$17,841	$8,169	$19,984
Europe, Middle East, Africa	3,479	541	101
Americas	934	5,002	2,517

Total revenue	$22,254	$13,712	$22,602

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

Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. As we operate in a highly innovative, dynamic and competitive sector, the costs incurred from the point that the criteria for capitalization are met to the point when the product is made generally available on the market are not material. Through 2014, all research and development expense has been expensed as incurred.

Research and Development Incentives

In France and the United Kingdom, we receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to remain fairly stable or decline slightly in the short term. For 2014, we recorded a net amount of approximately $4.0 million in tax incentives.

In France, we also receive incentives in the form of grants from agencies of the French government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received and all relevant conditions will be complied with. For 2014 we recorded approximately $0.4 million in grants compared with approximately $0.8 million in 2013. In November 2014, we received $3.9 million in advances on grants and debt financing related to a large research project funded by the French government, called FELIN. The total value of the project funding for the Company is €7.0 million ($9.0 million) to be received over three years. Of the €7.0 million, €3.0 million is in the form of a grant and €4.0 million is in the form of interest-bearing debt to be repaid beginning in 2018 and through 2020. We expect that the amounts we recognize from such incentives combined will increase in 2015.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our business development, sales and marketing personnel, commissions paid to independent sales agents, the costs of advertising and participation in trade shows, depreciation and facilities expenses. We expect the size of our business development, sales and marketing organization to remain flat in 2015 and therefore expect sales and marketing expense to remain fairly stable.

General and Administrative

General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, information technology, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; investor relations costs; insurance; depreciation and facilities expenses. We expect general and administrative expense to decline in absolute terms assuming we do not incur additional bad debt expense or order cancelation penalties in 2015.

Interest Income (Expense), Net

Interest income consists of interest earned on cash and cash equivalent balances. We have historically invested our cash primarily in commercial bank accounts, short term deposits and money market funds.

Interest expense relates to both our accounts receivable financing facility, put in place in June 2014, and the research project loan, received in November 2014.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss) represents exchange gains and losses on our exposures to non-U.S. dollar denominated transactions, primarily associated with the changes in exchange rates between the U.S. dollar and the euro, and re-measurement of foreign currency balances at reporting date. As a result of our international operations, we are subject to risks associated with foreign currency fluctuations. Almost all of our revenues are in U.S. dollars and a portion of our expenses are also in U.S. dollars. However, a significant portion of our personnel costs is in euros and some long-term items on our balance sheet are also denominated in euros. We use hedging instruments in order to reduce volatility in operating expenses related to exchange rate fluctuations. We classify foreign exchange gains and losses related to hedges of euro-based operating expenses as operating expenses.

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

Revenue Recognition

Our policy for revenue recognition, in instances where multiple deliverables are sold contemporaneously to the same counterparty, is in accordance with IAS 18.13. When we enter into contracts for the sale of products, licenses and maintenance and support services, we evaluate all deliverables in the arrangement to determine whether they represent separate units of accounting, each with its own separate earnings process, and their relative fair value. Such determination requires judgment and is based on an analysis of the facts and circumstances surrounding the transactions. We apply judgment for contracts when the first year of maintenance is included in the software license price. For such contracts, an amount equal to the negotiated rate for one year of maintenance is deducted from the value of the license and recognized as revenue over the period of maintenance. The difference between license and maintenance services invoiced and the amount recognized in revenue is recorded as deferred revenue.

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

In 2012, we also decided to enter the end-of-life process for SQN2130, a WiMAX base station product, and for SQN3010, our first TDD-only LTE product. Provisions were recorded to reduce the value of the inventory related to these two products to zero. We also reviewed the value of inventory of finished goods and components related to products which have not been declared end-of-life. Taking into consideration the latest estimations of expected demand, particularly for the WiMAX products, we determined that it was not probable that all of the stock of memory components on hand would be used to produce finished goods and a provision was recorded for the portion of inventory considered to be in excess of future needs. In total, the inventory provision recorded in 2012 was $0.8 million.

In 2013, we reviewed the value of inventory of products which have not been declared end-of-life and for slow-moving products and related components. Based on the latest estimations of demand, the provision for WiMAX related inventory was adjusted and resulted in a net inventory provision reversal of $0.2 million in the fourth quarter of 2013.

In 2014, the last major WiMAX project shipped throughout the year, but the customer indicated to us in the fourth quarter that quantities for 2015 would be much lower. In addition, while we were selected for one other major WiMAX project in the third quarter, during the fourth quarter others projects that we had been working on were delayed or canceled. Consequently, we provided for all remaining WiMAX inventory except for amounts of two products which are expected to ship for identified projects. The total inventory provision recorded in 2014 was $1.9 million. WiMAX inventory of finished goods and components remaining on the balance sheet at December 31, 2014 totaled $0.9 million.

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

For 2012, 2013 and 2014, we recorded employee share-based compensation expense of $3.2 million, $2.2 million and $1.3 million, respectively. Share-based compensation expense related to non-employees was not material for 2012, 2013 and 2014.

Functional Currency

We use the U.S. dollar as the functional currency of Sequans Communications S.A. due to the high percentage of our revenues, cost of revenue, capital expenditures and operating costs, other than those related to headcount and overhead, which are denominated in U.S. dollars. Our IPO proceeds and the proceeds from our follow-on offerings were also denominated in U.S. dollars. However, all debt and equity proceeds we received since our inception prior to our initial public offering were denominated in euros.

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

Comparison of Years Ended December 31, 2013 and 2014

	Year ended December 31,		Change
	2013	2014	%
	(in thousands)
Revenue:
Product revenue	$10,708	$19,836	85%
Other revenue	3,004	2,766	(8)

Total revenue	13,712	22,602	65

Cost of revenue:
Cost of product revenue	8,616	15,435	79
Cost of other revenue	205	346	69

Total cost of revenue	8,821	15,781	79

Gross profit	4,891	6,821	39
Operating expenses:
Research and development	28,357	28,634	1
Sales and marketing	4,449	5,278	19
General and administrative	7,528	6,969	(7)

Total operating expenses	40,334	40,881	1

Operating income (loss)	(35,443)	(34,060)	(4)
Financial income (expense):
Interest income (expense), net	34	(20)
Foreign exchange gain (loss)	(35)	118

Profit (Loss) before income taxes	(35,444)	(33,962)
Income tax expense (benefit)	142	162

Profit (Loss)	$(35,586)	$(34,124)

The following table sets forth a summary of our statement of operations as a percentage of total revenue:

	Year ended December 31,
	2013	2014
	(% of total revenue)
Revenue:
Product revenue	78	88
Other revenue	22	12

Total revenue	100	100

Cost of revenue:
Cost of product revenue	63	68
Cost of other revenue	1	2

Total cost of revenue	64	70

Gross profit	36	30
Operating expenses:
Research and development	207	127
Sales and marketing	32	23
General and administrative	55	31

Total operating expenses	294	181

Operating income (loss)	(258)	(151)
Financial income (expense):
Interest income (expense), net	0	0
Foreign exchange gain (loss)	0	1

Profit (Loss) before income taxes	(258)	(150)
Income tax expense (benefit)	1	1

Profit (Loss)	(259)	(151)

Revenue

Product Revenue

Product revenue increased 85% from $10.7 million in 2013 to $19.8 million in 2014. This increase was primarily due to higher sales of LTE products, while WiMAX product revenue remained flat. LTE product revenues were driven primarily by customers with products for emerging markets and emerging carrier and by customers selling into the US market. Most of the WiMAX products sold in 2014 were to Huawei who integrated our WiMAX product into a product for Japan, as well as a range of products for emerging markets. Huawei represented 25% of our revenue in 2014 compared to 33% of our revenue in 2013.

In 2014, we shipped approximately 900,000 units of LTE products compared to 200,000 units in 2013, and approximately 800,000 units of WiMAX products compared to 700,000 units in 2013. We expect our LTE product revenue to continue to increase in 2015 as the single-mode LTE market continue its growth and as our LTE solutions are currently in commercial deployments in the U.S. and multiple countries outside of the U.S. In addition, our solutions are under evaluation or trials with other leading wireless carriers. We expect our WiMAX product revenue to decline as the product for the Japanese market comes to the end of its life and as a result of a general decline in the WiMAX market.

Other Revenue

Other revenue decreased 8% from $3.0 million in 2013 to $2.8 million in 2014, reflecting a decrease of sales of licenses offset partially by an increase of development service revenue in 2014.

Cost of Revenue

Cost of product revenue increased 79% from $8.6 million in 2013 to $15.4 million in 2014 due to higher product and manufacturing costs associated with the increased number of units sold. Cost of other revenue increased 69% from $0.2 million in 2013 to $0.3 million in 2014.

Gross Profit

Gross profit increased 39% from $4.9 million in 2013 to $6.8 million in 2014, while gross margin percentage decreased from 35.7% in 2013 to 30.2% in 2014, primarily due to revenue mix with more product revenue in 2014. Product gross margin percentage increased from 19.5% in 2013 to 22.2% in 2014 due to better absorption of fixed production costs by a higher product revenue base, partially offset by a provision recorded in 2014 related to WiMAX inventory totaling $1.9 million.

Research and Development

Research and development expense increased 1% from $28.4 million in 2013 to $28.6 million in 2014. Overall, there were 176 employees and independent contractors in research and development at December 31, 2014 flat compared to December 31, 2013.

These expenses are net of research and development incentives earned during the periods, which are accounted for as a reduction of research and development expense. Research and development incentives decreased by 2% from $4.5 million in 2013 to $4.4 million in 2014. In December 2012, we were notified of proposed tax adjustments, penalties and interest related to the French tax audit which related almost entirely to the research tax credits claimed for 2008 and 2009. Although we disagreed with the adjustments, we recorded a provision, reducing the research and development incentives by $0.3 million in 2012. In 2014, we were notified that the tax authorities had accepted our position and the provision was reversed.

Sales and Marketing

Sales and marketing expense increased 19% from $4.4 million in 2013 to $5.3 million in 2014. The increase primarily reflects the impact of a reorganization that occurred at the beginning of 2014 as certain product development positions were reassigned to sales and marketing. Overall, there were 21 employees in sales and marketing at December 31, 2014 compared to 15 employees at December 31, 2013.

General and Administrative

General and administrative expense decreased 7% from $7.5 million in 2013 to $7.0 million in 2014 primarily due to a decrease of $0.4 million in stock based compensation expenses, a decrease of $0.2 million in professional fees and a decrease of $0.5 million in headquarters moving expenses, offset by an increase of $0.3 million related to bad debts provision and a $0.5 million penalty related to cancellation of a final shipment of components from a supplier. The charge in 2013 related to the headquarters move resulted from the reduction in the duration of the expected economic benefits of leasehold improvements at the previous office site, and a revision on a prospective basis of the depreciation of assets. We also recorded an impairment to reduce the carrying value to fair value in 2013. There were 22 employees in general and administrative at December 31, 2014 compared to 18 employees at December 31, 2013.

Interest Income (Expense), Net

Net interest decreased from net interest income of $34,000 in 2013 to net interest loss of $20,000 in 2014. Interest expense increased due to the accounts receivable financing facility, put in place in June 2014, and related to the research project loan, received in November 2014. Interest income decreased due to lower amounts of cash and cash equivalents invested in interest-bearing accounts.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange gain of $118,000 in 2014 compared to a net foreign exchange loss of $35,000 in 2013 primarily due to movements in the U.S. dollar versus the euro.

Income Tax Expense (Benefit)

In 2014, we recorded current tax expense of $197,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax benefit amounting to $35,000. In 2013, we recorded current tax expense of $190,000 arising from taxable income incurred at certain subsidiaries and a deferred tax income amounting to $48,000. Deferred tax assets have not been recognized in 2014 or 2013 with respect to our losses as we have not generated taxable profits since beginning operations in 2004.

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

Gross Profit

Gross profit decreased 53% from $10.3 million in 2012 to $4.9 million in 2013, and gross margin percentage decreased from 46.3% in 2012 to 35.7% in 2013. The reduction in gross profit and gross margin primarily reflects the significant decline in revenue. Product gross margin percentage decreased from 39.9% in 2012 to 19.5% in 2013 due to low absorption of fixed production costs by a low product revenue base, lower average selling prices on WiMAX products, and the sale of modules with lower gross margin in the second half of 2013. Provisions related to WiMAX inventory totaling $854,000 were recorded during 2012, while a net WiMAX inventory provision totaling $217,000 was reversed in 2013.

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

Selected Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for 2013 and 2014. This unaudited quarterly information has been prepared on the same basis as our audited Consolidated Financial Statements and includes all adjustments necessary for the fair presentation of the information for the quarters presented. You should read this table together with our Consolidated Financial Statements and the related notes thereto included in this annual report. Our quarterly results of operations will vary in the future. The results of operations for any quarter are not necessarily indicative of results for the entire year and are not necessarily indicative of any future results.

	Three months ended
	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014
	(in thousands) (unaudited)
Revenue:
Product revenue	$1,096	$1,799	$3,842	$3,971	$4,100	$4,404	$5,573	$5,759
Other revenue	1,206	548	227	1,023	404	664	885	813

Total revenue	2,302	2,347	4,069	4,994	4,504	5,068	6,458	6,572

Cost of revenue(1):
Cost of product revenue	1,262	1,332	3,026	2,996	2,683	2,932	3,824	6,036
Cost of other revenue	320	51	21	(187)	42	44	87	133

Total cost of revenue	1,582	1,383	3,047	2,809	2,725	2,976	3,911	6,169

Gross profit	720	964	1,022	2,185	1,779	2,092	2,547	403
Operating expenses(1):
Research and development	6,514	7,248	7,339	7,256	6,918	7,518	7,603	6,595
Sales and marketing	1,139	1,135	1,101	1,074	1,179	1,454	1,390	1,255
General and administrative	2,321	1,798	1,350	2,059	1,953	1,796	1,516	1,704

Total operating expenses	9,974	10,181	9,790	10,389	10,050	10,768	10,509	9,554

Operating income (loss)	(9,254)	(9,217)	(8,768)	(8,204)	(8,271)	(8,676)	(7,962)	(9,151)
Financial income (expense):
Interest income (expense), net	19	10	3	2	11	(1)	(7)	(23)
Foreign exchange gain (loss)	(132)	167	52	(122)	44	30	(121)	164

Profit (Loss) before income taxes	(9,367)	(9,040)	(8,713)	(8,324)	(8,216)	(8,647)	(8,090)	(9,010)
Income tax expense (benefit)	37	51	53	1	42	41	45	34

Profit (Loss)	$(9,404)	$(9,091)	$(8,766)	$(8,325)	$(8,258)	$(8,688)	$(8,135)	$(9,044)

(1)	Includes share-based compensation as follows:

	Three months ended
	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014
	(in thousands) (unaudited)
Cost of revenue	$26	$23	$20	$43	$15	$13	$10	$9
Operating expenses	536	465	407	644	380	318	324	208

Share-based compensation	$562	$488	$427	$687	$395	$331	$334	$217

The following table sets forth a summary of our quarterly statement of operations as a percentage of total revenue:

	Three months ended
	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014
	(% of revenue) (unaudited)
Revenue:
Product revenue	48	77	94	80	91	87	86	88
Other revenue	52	23	6	20	9	13	14	12

Total revenue	100	100	100	100	100	100	100	100

Cost of revenue:
Cost of product revenue	55	57	74	60	59	58	59	92
Cost of other revenue	14	2	1	(4)	2	1	2	2

Total cost of revenue	69	59	75	56	61	59	61	94

Gross profit	31	41	25	44	39	41	39	6
Operating expenses:
Research and development	283	309	180	145	154	148	118	100
Sales and marketing	49	48	27	22	26	29	22	19
General and administrative	101	77	33	41	43	35	23	26

Total operating expenses	433	434	241	208	223	212	163	145

Operating income (loss)	(402)	(393)	(215)	(164)	(184)	(171)	(124)	(139)
Financial income (expense):
Interest income (expense), net	1	—	—	—	—	—	—	—
Foreign exchange gain (loss)	(6)	7	1	(2)	2	1	(1)	2

Profit (Loss) before income taxes	(407)	(385)	(214)	(167)	(182)	(170)	(125)	(137)
Income tax expense (benefit)	2	2	1	—	1	1	1	1

Profit (Loss)	(409)	(387)	(215)	(167)	(183)	(171)	(126)	(138)

In the first two quarters of 2013, product sales fluctuated over the quarters due to the combined effect of our LTE products shipping in small quantities for trials or early phases of deployment by various carriers and our WiMAX products being sold primarily for mature products and only as the supply chain became empty. In the third and fourth quarters of 2013 and in 2014, product revenue began increasing as shipments for new design wins began. Other revenue fluctuated over the quarters, primarily due to the timing of the execution of software licenses and, the timing of performance milestones in technology service agreements.

Cost of product revenue declined in the first two quarters of 2013 compared to 2012 consistent with the decreases in product revenue, and then increased with the revenue ramp in the third and fourth quarters of 2013 and in 2014. Cost of product revenue increased in the fourth quarter of 2014, impacted by a provision of $1.9 million related to slow-moving WiMAX inventory (components and finished goods). Cost of other revenue increased in the first quarter of 2013 impacted by an expected external cost of services related to a service agreement, an amount which was reversed in the fourth quarter as the service ultimately was provided internally at lower cost. Otherwise, cost of other revenue remained flat as the cost of providing maintenance services was provided generally by the same number of personnel during each of these periods and does not vary significantly with the level of maintenance revenues.

Gross margin remained below 50% in 2013 as low product revenue was not able to absorb fixed costs, our LTE modules with lower margins than our chip solutions began shipping in the third quarter and the proportion of license and other revenue fluctuated from quarter to quarter. In the first three quarters of 2014, gross margin was around 40% as we shipped our LTE modules with lower margins than our chip solutions. In the fourth quarter of 2014, gross margin declined to 6% reflecting the impact of write-down of slow-moving WiMAX inventory. Excluding this inventory write-down gross margin was 34.7%.

Research and development expense in the first quarter of 2013 was low due to discretionary spending being delayed until after a financing round was completed. Beginning in the second quarter of 2013, research and development expenses increased, reflecting amortization of large product development-related fixed assets as well as normal product certification and other development-related spending. A reorganization occurred beginning of 2014 with certain product development roles reassigned to sales and marketing The first quarter of 2014 decreased as the Company reversed the tax audit provision of $338,000 on prior years’ research tax credits, as the tax authorities had accepted the Company’s position. Research and development expense decreased in the fourth quarter of 2014 due to more resources being allocated to projects which qualified for research tax credits, as well as lower discretionary spending in the quarter.

Sales and marketing expense remained flat in 2013 from quarter to quarter. In 2014, sales and marketing increased due to the internal reorganization resulting in the transfer of product development roles from the research and development department.

The first quarter of 2013, general and administration reflected the provision for bad debts recorded related to one customer for $770,000. The increase in the fourth quarter of 2013 reflects the impact on depreciation expense of the move of our headquarters, which took place in May 2014 but was decided in November 2013, totaling $508,000. The increase in the first quarter of 2014 reflects the provision for bad debts recorded related to two customers for $419,000. The fourth quarter of 2014 reflects a $507,000 penalty related to cancellation of a final shipment of components from a supplier.

Financial income (expense) has varied each quarter presented primarily due to foreign exchange gains and losses. Foreign exchange gains and losses resulted primarily from the change in the U.S. dollar to euro exchange rate and remeasurement of euro-based assets and liabilities at settlement or balance sheet date.

Due to our limited operating history, we have yet to experience an established pattern of seasonality. However, business activities in Asia generally slow-down in the first quarter of each year during the Chinese New Year period, which could harm our sales and results of operations during the period.

B.	Liquidity and Capital Resources

Sources of Liquidity

Our cash and cash equivalents and short-term investments were $12.5 million at December 31, 2014. We believe that our available cash and cash equivalents, plus the proceeds from debt financing completed in April 2015 as described below, will be sufficient to fund our operations for at least the next 12 months.

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

In June 2012, we entered into a finance lease agreement with a French financial institution whereby we have the possibility to finance acquisitions of qualifying equipment with a total purchase price of up to €1.5 million ($2.0 million) through finance leases that are reimbursed over a 36-month period at an effective rate of interest of 4.6%. The finance lease obligation is secured by restricted cash balances on deposit with the financial institution equal to one-third of the original principal financed. The facility expired February 28, 2013 and has not been renewed. At December 31, 2014, our capital lease obligations, including the current portion, amounted to $0.2 million.

In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from qualifying customers. The Company transfers to the finance company all invoices issued to qualifying customers and the customers are instructed to settle the invoices directly with the finance company. At December 31, 2014, $2.1 million had been drawn on the line of credit and recorded as a current borrowing.

In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. The total funding will amount to €7.0 million ($9.0 million) comprising a portion in the form of a grant (€3.0 million or $3.8 million) and a portion in the form of a loan (€4.0 million or $5.2 million). The funding will be paid in three installments: the first tranche at the contract signature date, the second and the third installments after milestones defined in the contract. The advance will be repaid from June 30th, 2018 to June 30th, 2020 and bears interests at a 1.53% fixed contractual rate. In 2014, the Company received €2.1 million ($2.7 million) as grant and €1.0 million ($1.2 million) as loan.

There was no other outstanding debt at December 31, 2014.

In April 2015, we completed the sale of a $12 million convertible note to an affiliate of Nokomis Capital, L.L.C. in a private placement transaction. We intend to use the proceeds for general corporate purposes. The convertible note will mature in April 2018 and will bear interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The note will be convertible, at the holder’s option, into the company’s ADSs at a conversion rate of 540.5405 ADSs for each $1,000 principal amount of the note (the “Conversion Rate”), subject to certain adjustments, which equates to an initial conversion price of $1.85 per ADS (the “Conversion Price”). Among other terms, if, during the 12 months following issuance of the note, the Company issues any ADSs, ordinary shares or other securities (with certain exceptions) at an effective or maximum sales price (including, as applicable, the effective or maximum conversion or exchange price) (the “Other Sale Price”) below the effective Conversion Price of the note, then the Conversion Rate shall be adjusted such that the Conversion Price will thereafter equal the Other Sale Price. If, however, the Other Sale Price is more than 30% below the effective Conversion Price of the Note, then the Conversion Rate shall be adjusted such that the Conversion Price will thereafter equal 70% of the Other Sale Price.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Net cash from (used in) operating activities	$(22,848)	$(24,345)	$(24,406)
Net cash used in investing activities	(5,511)	(3,956)	(5,625)
Net cash from financing activities	(119)	36,791	5,121

Net increase (decrease) in cash and cash equivalents	$(28,478)	$8,490	$(24,750)

Cash Flows from Operating Activities

Net cash used in operating activities during 2014 was $24.4 million, reflecting a net loss (before income tax) of $34.0 million, an increase in trade receivables and other receivables of $1.6 million, an increase in inventories of $2.6 million, an decrease in research tax credit receivable of $4.6 million and an increase of trade payables and other liabilities of $3.4 million. These uses of cash were partially offset by non-cash charges, including depreciation and amortization of $5.3 million, and share-based compensation expense of $1.3 million during the period.

Net cash used in operating activities during 2013 was $24.3 million, reflecting a net loss (before income tax) of $35.4 million, a decrease in trade receivables and other receivables of $0.5 million, a decrease in inventories of $0.9 million, an decrease in research tax credit receivable of $0.4 million and an increase of trade payables and other liabilities of $1.3 million. These uses of cash were partially offset by non-cash charges, including depreciation and amortization of $6.3 million, and share-based compensation expense of $2.2 million during the period.

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

Cash Used in Investing Activities

Cash used in investing activities during 2014, 2013 and 2012, consisted primarily of purchases of property and equipment and intangible assets of $6.2 million, $3.9 million and $5.6 million, respectively. The higher level of capital expenditures in 2014 reflects purchases related to LTE product development and leasehold improvement and furniture related to the new headquarter office

Cash Flows from Financing Activities

Net cash provided by financing activities was $5.1 million in 2014, reflecting $2.1 million proceeds drawn on the factoring line of credit, $3.6 million proceeds from the research project financing and repayment of finance lease liabilities.

Net cash provided by financing activities was $36.8 million in 2013, reflecting $37.1 million in net proceeds from our two follow-on public offerings in February and November 2013.

Net cash provided by financing activities was $0.1 million in 2012, reflecting interest received from our cash equivalents invested in money market funds.

Operating and Investing Requirements

We expect our operating expenses to remain flat in the first quarter of 2015 and to decrease in the second half of 2015. We expect that investments in tangible and intangible assets are likely to return to about the level of 2013 investments.

Based on our current plans, and including the recent debt financing transaction described above, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for 12 months from the date of this annual report. If our plans change, or if we do not achieve profits or if our profitability is significantly lower than anticipated, we may need additional financing.

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

We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 181 employees and consultants, at December 31, 2014, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal wireless domains, including LTE, WiMAX, 2G, 3G and Wi-Fi. More than 72% of our employee engineers have more than 10 years of experience in their specific domain and 99% of our engineers hold masters degrees.

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

Since February 2009, we have been certified as ISO 9001 compliant, an international standard set by the International Organization for Standardization, or ISO, that sets forth requirements for an organization’s quality management system. We believe this certification gives our customers confidence in our quality control procedures. We also participate in a number of organizations and standards bodies, including the 3rd Generation Partnership Project (3GPP), Open Mobile Alliance (OMA), the WiMAX Forum, the PTS Type Certification Review Board (PTCRB) the Global Certification Forum, the GSMA, European Telecommunications Standards Institute (ETSI) and CTIA—The Wireless Association. In addition, we participate in multiple European Union and French collaborative projects for advanced studies focusing on future evolutions of the 4G technology or addressing the longer term 5G technology challenges.

Our research and development expense was $28.4 million for each of 2012 and 2013 and $28.6 million for 2014.

D.	Trend Information

Since mid-2011, the most significant change in trends that effected our business, results of operations and financial condition was the decline experienced in the WiMAX market driven by a change in strategy by Sprint, the largest driver of demand for WiMAX semiconductor solutions, who in the third quarter of 2011 introduced the 3G iPhone and announced their intention to begin deploying LTE in 2012. This change in the WiMAX market harmed our results of operations for the years ended December 31, 2012 and 2013, particularly as we did not generate significant revenue from LTE products until the second half of 2013 due to the time necessary to get our LTE products ready for mass production, certify them at various LTE carriers and the timing of the LTE carriers’ LTE-only products. In addition, as we are focused on single-mode LTE solutions, the market for our products and our revenue are dependent on operators deploying extensively LTE in order to seek to benefit from the cost and performance advantages of single-mode LTE products. Other than these items, or as disclosed elsewhere in this annual report, including in “Item 5. A. Operating Results”, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonable likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

F.	Contractual Obligations

The following table summarizes our outstanding contractual obligations at December 31, 2014 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Liabilities:
Government grant advances and loans	$4,616	$603	$4,013	$—	$—
Finance lease obligation	211	202	9	—	—
Provisions	1,776	548	335	—	893
Trade payables	11,231	11,231	—	—	—
Interest-bearing receivables financing	2,133	2,133	—	—	—
Deferred tax liabilities	2	2	—	—	—
Other current liabilities	4,017	4,017	—	—	—
Deferred revenue	314	314	—	—	—

Total	$24,300	$19,050	$4,357	$—	$893

Off-balance sheet commitments:
Finance lease obligation	$211	$202	$9	$—	$—
Operating leases	3,856	720	1,471	$1,427	$238
Inventory component and equipment purchase commitments	5,024	3,847	1,177	—	—

Total	$9,091	$4,769	$2,657	$1,427	$238

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as the date of this annual report.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	53	Chairman of the Board and Chief Executive Officer
Deborah Choate	51	Chief Financial Officer
Bertrand Debray	50	Chief Operating Officer
Rudy Leser	49	Vice President, Business Development
T. Craig Miller	49	Vice President, Worldwide Marketing

Directors
Gilles Delfassy	59	Director
Yves Maitre	52	Director
James Patterson	47	Director
Hubert de Pesquidoux	49	Director
Dominique Pitteloud	53	Director
Alok Sharma	50	Director
Zvi Slonimsky	65	Director

Executive Officers

Dr. Georges Karam has served as our chairman of the board and chief executive officer since the company was founded in 2003. Before founding Sequans, Dr. Karam was vice president of cable access at Juniper Networks, running the cable engineering and marketing departments and managing the cable sales launch in the Europe, Middle East and Africa region. He joined Juniper Networks when the company acquired Pacific Broadband Communications (PBC), where he was vice president of engineering and general manager for Europe. Dr. Karam has served in a variety of senior management positions at Alcatel, SAGEM and Philips. He is a senior member of IEEE, has authored numerous technical and scientific papers and holds several patents in digital communications. Dr. Karam holds aPhD in signal processing and communication theory from Ecole Nationale Supérieure des Télécommunications, Paris.

Deborah Choate has served as our chief financial officer since July 2007. Prior to joining Sequans she was chief financial officer at Esmertec AG from September 2005 to June 2007 and at Wavecom SA, from August 1998 to August 2004, and vice president of finance at Platinum Equity from October 2004 to September 2005. Earlier in her career, she was an audit partner with Ernst & Young. Ms. Choate has over 30 years of experience in management, finance and accounting, including over 15 years working with technology companies, in particular communications hardware, software and services. Ms. Choate holds a BS from the University of California at Berkeley.

Bertrand Debray has served as our chief operating officer since July 2013 and prior to that as vice president, engineering since the company was founded in 2003. Before joining Sequans, Mr. Debray was director of hardware and ASIC development in the cable product division at Juniper Networks. He joined Juniper Networks after the company acquired Pacific Broadband Communications, where he played the same role and was significantly involved in developing the cable product and team. Mr. Debray has held technical and management positions at Alcatel. He has 18 years’ experience in large project development covering all access technologies, including wireless, satellite and cable. Mr. Debray holds a MSE from Ecole Nationale Supérieure des Télécommunications, Paris.

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

Directors

Gilles Delfassy has served as a director since June 2012. He is also non-executive director at Imagination Technologies and Chairman of the Board of Kalray. Mr. Delfassy started his career with Texas Instruments, and created and led that company’s wireless business. He was Senior Vice-President and Executive Officer of Texas Instruments when he retired in 2007. Between 2007 and 2009, Mr. Delfassy served as an advisor for several venture capital firms in the US and Europe, and joined the boards of directors of several public and private companies. In particular he was a director at ANADIGICS and interim CEO in 2008 and 2009. From September 2009 to December 2011 he was President and CEO of ST-Ericsson. Mr. Delfassy received an Engineer Diploma (Master of Science in Electrical Engineering) from Ecole Nationale Superieure d’Electronique et d’Automatique de Toulouse in 1977, and then graduated in Business Administration from Institut d’Administration des Entreprises de Paris in 1978. He also completed specialized courses for Board members at Stanford University and University of Chicago in 2007.

Yves Maitre has served as a director since June 2014. Mr. Maitre is currently Executive VP for Connected Objects and Partnerships at Orange Corporate where he is responsible for managing Orange’s relationships with global device makers as well as partnering with ecosystem players from chipset upwards to internet companies. Prior to joining Orange, Mr. Maitre spent six years working for the consumer electronics company Thomson. He was President of Key MRO America, a subsidiary of Thomson United States and whilst living in Singapore he worked for Thomson Asia as Director of Manufacturing Supply Chain and Product Management. Before Thomson, Mr. Maitre spent five years as the COO of Quante-Pouyet, a subsidiary of 3M, making connectors for the telecoms business. He is also a Board member of Orange China and several midsize / start-up companies. Mr. Maitre is an Engineering graduate in Nuclear Physics from Polytech Grenoble (France).

James Patterson has served as a director since January 2011. Mr. Patterson is currently CEO of the Patterson Advisory Group (PAG), a consultancy that specializes in start-ups for the telecom and technology industries. Mr. Patterson also serves on the advisory board of RCR Wireless. Prior to the formation of PAG, Mr. Patterson was the Executive Vice President—Business Development for Infotel Broadband Services, Ltd., a subsidiary of Reliance Industries, Ltd. Prior to Infotel, Mr. Patterson served as the chief executive officer and co-founder of Mobile Symmetry, a mobile and database applications company, from September 2009 to September 2011. Prior to that Mr. Patterson held various leadership roles during his 15 year tenure with Sprint, including President of Wholesale Services from 2008 to 2009, Vice President of Cable Solutions from 2005 to 2008, Vice President of Carrier Markets and of Network Access Management from 2001 to 2005, and Vice President of Sprint E|Solutions Finance from 2000 to 2001. Prior to Sprint, Mr. Patterson was a consultant to the financial services industry at Andersen Consulting (now Accenture). Mr. Patterson holds a bachelor’s in economics from Davidson College and an MBA from the University of Virginia. He has also studied British literature and economic history at Cambridge University and completed additional post-graduate work at Georgetown University.

Hubert de Pesquidoux has served as a director since March 2011. Mr. de Pesquidoux is an Executive Partner at Siris Capital, a private equity firm focused on making control investments in data/telecom, technology and technology-enabled business service companies in North America. From 1991 until December 2009, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and as President of the Enterprise business from November 2006 until December 2008. Mr. de Pesquidoux was also previously a member of the Alcatel Executive Committee and held various executive positions including President and Chief Executive Officer of Alcatel North America, Chief Executive Officer of Alcatel Canada (formerly NewbridgeNetworks) and Chief Financial Officer of Alcatel USA. Mr. de Pesquidoux also served as the Chairman of the Board of Tekelec and currently serves as a director and audit committee chair of Radisys Corporation, Mavenir Systems, Inc. and Criteo S.A., and as a director of Transaction Network Services. He is also a member of the University of Pittsburg Medical Center Information Technology Board of Visitors, which advises UPMC on matters generally related to information technology strategy, acquisition and implementation. Mr. de Pesquidoux holds a Master in Law from University of Nancy II, a Master in Economics and Finance from Institut d’Etudes Politiques de Paris, a DESS in International Affairs from University of Paris Dauphine and was a laureate in the “Concours Général de Droit”.

Dominique Pitteloud has served as a director since January 2005. Mr. Pitteloud has been a Managing Partner with Ginko Ventures in Geneva since 2015, was a partner with Endeavour Vision from 2007 to 2015, and was a principal at Vision Capital from 2001 to 2007. Mr. Pitteloud is also an advisor to ASSIA, a provider of DSL management solutions. Mr. Pitteloud also serves as a director of number of private companies. Prior to becoming a venture capitalist, Mr. Pitteloud was vice president of marketing at 8×8, a Silicon Valley semiconductor and telecommunication company, which he joined in 1999 as part of the acquisition of Odisei, a VoIP start-up from Sophia Antipolis, France. At Odisei, Mr. Pitteloud led the development of the company’s business and financing activities. Prior to Odisei, Mr. Pitteloud held various engineering and management positions at Logitech, including Vice President of the scanner and video camera business units. Mr. Pitteloud received a BS in electrical engineering and telecommunications from the School of Business and Engineering in Vaud, Switzerland and an MBA from Santa Clara University.

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

Compensation of Executive Officers and Directors

The aggregate compensation paid and benefits in kind granted by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2014, was approximately $2.8 million. For the year ended December 31, 2014, we estimate that approximately $13,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.

Our non-employee directors are entitled to the following annual compensation:

Attendance fees	$20,000
Attendance fees for board committee chairperson
Audit committee	$12,000
Compensation committee	$9,000
Nominating and corporate governance committee	$5,000
Attendance fees for board committee members
Audit committee	$6,000
Compensation committee	$4,500
Nominating and corporate governance committee	$2,500

In addition, our non-employee directors are also entitled to the following equity awards:

Initial equity award for new directors(1)(3)	Warrants to purchase 25,000 shares
Annual award for continuing board members(2)(3)	Warrants to purchase 10,000 shares

(1)	The initial equity award for new directors will have an exercise price equal to the fair market value of the ADSs on the date of grant and will be subject to vesting over a period of three years in equal installments commencing on the date of grant, subject to the non-employee director’s continued service to us through the vesting date.
(2)	The annual equity award for continuing board members will have an exercise price equal to the fair market value of the ADSs on the date of grant and will fully vest on the earlier of (a) the one year anniversary of the date of grant of the award and (b) the date immediately preceding the date of the annual meeting of our shareholders for the year following the year of grant for the award, subject to the non-employee director’s continued service to us through the vesting date. A non-employee director will receive an annual warrant award only if he or she has served on the board of directors for at least the preceding twelve months.
(3)	All such awards will become fully vested upon a change of control.

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

From 2004 through April 10, 2015, our shareholders have approved and authorized the issuance of an aggregate of 11,105,500 shares under our equity plans. At April 10, 2015, there were outstanding stock options, founders warrants and warrants to purchase a total of 6,402,148 of our shares issued under our equity plans at a weighted average exercise price of $3.30, of which 2,542,200 were held by our directors and executive officers at a weighted average exercise price of $3.93 per share. Of these outstanding stock options, founders warrants and warrants, at April 10, 2015, options to purchase 4,089,651 ordinary shares were vested and exercisable. At April 10, 2015, there were 72,800 restricted share awards outstanding, all vested but restricted from sale until October 2015, and none of which was held by our directors and executive officers.

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

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or have options to purchase more than one percent of our ordinary shares as of April 10, 2015:

Name (Title)	Number of Option(s)	Exercise Price	Expiration Date
Dr. Georges Karam, Chairman and Chief Executive Officer	500,000	€6.26 ($8.63)	Mar. 8, 2021
	50,000	$2.04	Dec. 13, 2022
	150,000	$1.90	Dec. 12, 2023
	170,000	$1.58	July 22, 2024
	130,000	$1.25	Dec. 11, 2024
Bertrand Debray, Chief Operating Officer	150,000	€6.26 ($8.63)	Mar. 8, 2021
	24,000	$2.04	Dec. 13, 2022
	24,000	$1.90	Dec. 12, 2023
	50,000	$1.58	July 22, 2024
	28,000	$1.25	Dec. 11, 2024

C.	Board Practices

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

Our board of directors currently consists of eight directors. Under our by-laws, our board of directors may be comprised of up to nine members. Our board of directors is not currently seeking to fill the vacant position. Our board of directors has determined that each of Messrs. Delfassy, Maitre, Patterson, de Pesquidoux, Pitteloud, Sharma and Slonimsky qualify as independent under the applicable rules and regulations of the SEC and the NYSE.

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

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2015
Gilles Delfassy	Director	2012	2015
Yves Maitre	Director	2014	2017
James Patterson	Director	2011	2016
Hubert de Pesquidoux	Director	2011	2017
Dominique Pitteloud	Director	2005	2016
Alok Sharma	Director	2011	2016
Zvi Slonimsky	Director	2006	2015

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

Directors’ Service Contracts

We entered into letter agreements with each of James Patterson and Alok Sharma before they became directors. In December 2014, we entered into a consulting agreement with Alok Sharma. See “Item 7.B—Related Party Transactions—Agreements with Executive Officers and Directors—Director Compensation and Agreements”. There are no arrangements or understandings between us and any of our non-employee directors providing for benefits upon termination of their employment or service as directors of our company, other than as required by applicable law.

Board Leadership Structure

We believe that the interests of our shareholders are best served by maintaining our Board of Directors’ flexibility in determining the board leadership structure that is best suited to the needs of the Company at any particular time. Our Board Internal Charter provides that where the Chairman is also the Chief Executive Officer, the independent directors will appoint a lead independent director to coordinate their efforts and activities. Yves Maitre currently services as lead independent director. The defined role of the lead independent director is designed to ensure a strong, independent and active Board of Directors. As set forth in the Board Internal Charter, the lead independent director has clearly delineated and comprehensive duties. These duties include:

•	Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.

•	Calling meetings of the independent directors.

•	Serving as liaison between the independent directors and the chairman and chief executive officer.

•	Collecting feedback from the board members in order to help the chairman finalize the meeting agendas.

•	Based on feedback from the other board members, recommending to the chairman that a special board of directors meeting be called focused on a specific agenda.

•

If a shareholder requests to talk with an independent director and not to the chairman and/or the chief executive officer, representing the board of directors for such communication in coordination with the chairman.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of James Patterson, Alok Sharma, Zvi Slonimsky and Gilles Delfassy, with Mr. Patterson serving as chairperson. The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board. In making such recommendations, the nominating and corporate governance committee considers the skills and experience of the directors or nominees in the context of the needs of our board of directors as well as the directors’ or nominees’ diversity of skills and experience in areas that are relevant to our business and activities. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the applicable rules and regulations of the NYSE. The nominating and corporate governance committee operates under a written charter.

D.	Employees

At December 31, 2014, we had 196 full-time employees, of whom 124 were located in France, 19 were in the United Kingdom, 15 were in the United States, 14 were in China, 7 were in Singapore, 6 were in Israel, 5 were in Taiwan, 2 were in India, 2 were in South Korea, 1 was in Ukraine and 1 was in Hong Kong. These employees include 150 in research and development, 19 in sales and marketing, 22 in general and administration and 5 in operations. Management considers labor relations to be good. We also have independent contractors and consultants. At December 31, 2014, we had 22 dedicated engineers from Global Logic in Ukraine for software development and testing, and also had 6 independent contractors in both research and development and sales and marketing in France.

At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2012	2013	2014
Department:
Research and development	144	153	150
Sales and marketing	15	13	19
General and administration	19	18	22
Operations	4	4	5

Total	182	188	196

Geography:
Europe, Middle East, Africa	141	145	150
Asia	32	31	31
Americas	9	12	15

Total	182	188	196

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B.—Compensation—Equity Plans” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of April 10, 2015:

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

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 59,144,741 ordinary shares outstanding as of April 10, 2015.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares. To our knowledge, none of our selling shareholders is a broker-dealer or is affiliated with a broker-dealer.

Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is c/o Sequans Communications S.A., 15-55 boulevard Charles de Gaulle, 92700 Colombes, France.

	Ordinary Shares Beneficially Owned
	Number	Percent
5% Shareholders
Add Partners and affiliates(1)	4,371,996	7.2%
I-Source Gestion and affiliates(2)	3,314,226	5.4
Kennet Partners and affiliates(3)	3,219,766	5.3
Dr. Georges Karam(4)	3,690,761	6.1
Nokomis Capital, L.L.C.(5)	4,817,353	7.9
Bpifrance Participations(6)	6,362,761	10.5
Executive Officers and Directors
Dr. Georges Karam(4)	3,690,761	6.1%
Deborah Choate(7)	290,058	*
Bertrand Debray(8)	1,040,189	1.7

	Ordinary Shares Beneficially Owned
	Number	Percent
Rudy Leser(9)	117,188	*
T. Craig Miller(10)	150,167	*
Gilles Delfassy(11)	18,667	*
Yves Maitre	0	*
James Patterson(12)	31,000	*
Hubert de Pesquidoux(13)	31,000	*
Dominique Pitteloud(14)	31,000	*
Alok Sharma(15)	31,000	*
Zvi Slonimsky(16)	247,798	*
All executive officers and directors as a group (12 persons)(17)	5,678,828	9.3%

*	Represents beneficial ownership of less than 1%.
(1)	Based on information provided to the Company. Includes 4,304,838 shares held by ADD One LP, or ADD; and 67,158 shares held by ADD One GmbH & Co. KG, or KG. Pursuant to the constitutional documents of ADD and KG, ADD Management Limited, or AML, has sole voting and investment power over the shares held by ADD and KG. AML is the managing general partner of ADD One General Partner LP which in turn is the managing general partner of ADD and Liquidator of KG. The board of directors of AML consists of Barry McClay and Ipes Director (Guernsey) Limited, who share such voting and investment power. Each of Barry McClay and Ipes Director (Guernsey) Limited disclaims beneficial ownership except to the extent of his or its pecuniary interest therein. The address of AML is 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey, GY1 2HL.
(2)	Based on a Schedule 13G filed with the SEC on February 14, 2012 and information provided to the Company. Includes 2,798,172 shares owned by FCPR T-Source; 357,578 shares owned by FCPI CA Innovation 6; 92,015 shares owned by FCPI CA Innovation 9; and 66,461 shares owned by FCPI CA Investissement 1. I-Source Gestion, as the management company of FCPR T-Source, and the delegate of Amundi PEF, the management company of the FPCI CA Innovation 6, CA Innovation 9 and CA Investissement 1, is the Reporting Person. Under French Law, the funds (FCPR, FCPI) do not have legal capacity or their own personnel; they are represented in all respects by the management company, which acts in the interest of the unit holders of each fund. I-Source Gestion SA is a French société de gestion (management company) regulated as such by the French Autorité des Marchés Financiers. Organized as a Société Anonyme, it is governed by a Directoire, comprised of Nicolas Landrin, Directeur Général, and Jean-Philippe Zoghbi, Président du Directoire. They make voting and investment decisions for I-Source Gestion SA. Therefore, I-Source Gestion, Nicolas Landrin and Jean-Philippe Zoghbi have shared voting and shared dispositive power over all shares owned of record by the Funds. However, Nicolas Landrin and Jean-Philippe Zoghbi disclaim beneficial ownership of those shares except to the extent of their pecuniary interest therein, if any. The address of I-Source Gestion is 23, avenue d’Iéna 75116 Paris, France.
(3)	Based on a Schedule 13G filed with the SEC on February 9, 2012 and information provided to the Company. Includes 3,205,401 shares held by Kennet Partners II LP, or KII; and 14,365 shares held by King Street Partners LP, or KSP. Pursuant to a management agreement, Kennet Capital Management (Jersey) Limited, or KCMJL, has sole voting and investment power over the shares held by KII and KSP. The board of directors of KCMJL consists of Michael Harrop, James Brasher and Spencer Wells, who share such voting and investment power. Each of Michael Harrop, James Brasher and Spencer Wells disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address of KCMJL is 21-22 Warwick Street, London W1B 5NE United Kingdom.
(4)	Includes 583,333 shares subject to options that are exercisable within 60 days of April 10, 2015.
(5)	Based on a Schedule 13G filed with the SEC on February 13, 2015. Includes 4,817,353 shares held by Nokomis Capital, L.L.C., or Nokomis Capital, purchased by Nokomis Capital through the accounts of certain private funds and managed accounts (collectively, the Nokomis Accounts). Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the voting and disposition of the 4,817,353shares held by the Nokomis Accounts. As the principal of Nokomis Capital, Brett Hendrickson holds voting and investment power with respect to all securities beneficially owned by the Nokomis Accounts. The address of Nokomis Capital is 2305 Cedar Springs Rd., Suite 420, Dallas, TX 75201.
(6)	Based on a Schedule 13D filed with the SEC on December 2, 2013 and information provided to the Company. Includes 4,791,187 shares held by Bpifrance Participations S.A., or Bpifrance, and 1,571,574 shares held by Fonds de Co-Investissement Direct, or FCID. Bpifrance is the wholly owned subsidiary of BPI-Groupe (bpifrance), or BPI. The Caisse des Dépôts et Consignations, or CDC, and EPIC BPI-Groupe, or EPIC, each hold 50% of the share capital of BPI and jointly control BPI. FCID is managed by Bpifrance Investissement, which is managed by a board of directors. Nicolas Dufourcq is the Chairman of the Board of Directors and President of Bpifrance Investissement, and the Chief Executive Officer of Bpifrance and he may be deemed to have shared voting and investment power over the shares held by FCID and Bpifrance. Paul-François Fournier is the director of the Innovation Business Unit of Bpifrance and Maïlys Ferrère is the director of the Large Venture Fund of Bpifrance, and they may be deemed to have shared voting and investment power over the shares held by Bpifrance. None of BPI, CDC, EPIC, Bpifrance Investissement, Nicolas Dufourcq, Paul-François Fournier or Maïlys Ferrère holds any shares directly. BPI may be deemed to be the beneficial owner of 6,362,761 shares, indirectly through its sole ownership of Bpifrance, who in addition to its direct holding of 4,791,187 shares, has an indirect holding of 1,571,574 shares held by FCID. CDC and EPIC may be deemed to be the beneficial owner of 6,362,761 shares, indirectly through their joint ownership and control of BPI. Bpifrance Investissement and Nicolas Dufourcq may be deemed to be the beneficial owner of 1,571,574 shares through their control of FCID. Nicolas Dufourcq disclaims beneficial ownership of the 1,571,574 shares held by FCID and Bpifrance. Paul-François Fournier and Maïlys Ferrère disclaim beneficial ownership of the shares held by Bpifrance. The principal address for Bpifrance, BPI, EPIC, FCID, Bpifrance Investissement and Nicolas Dufourcq is 6-8 Boulevard Haussmann, 75009 Paris, France.
(7)	Includes 285,058 shares subject to options that are exercisable within 60 days of April 10, 2015.
(8)	Includes 120,000 shares held by Mr. Debray as custodian for his sons. Includes 173,000 shares subject to options that are exercisable within 60 days of April 10, 2015.

(9)	Includes 117,188 shares subject to options and warrants that are exercisable within 60 days of April 10, 2015.
(10)	Includes 150,167 shares subject to options that are exercisable within 60 days of April 10, 2015.
(11)	Includes 18,667 shares subject to warrants that are exercisable within 60 days of April 10, 2015.
(12)	Includes 31,000 shares subject to warrants that are exercisable within 60 days of April 10, 2015.
(13)	Includes 31,000 shares subject to warrants that are exercisable within 60 days of April 10, 2015.
(14)	Includes 31,000 shares subject to warrants that are exercisable within 60 days of April 10, 2015.
(15)	Includes 31,000 shares subject to warrants that are exercisable within 60 days of April 10, 2015.
(16)	Includes 247,798 shares subject to warrants that are exercisable within 60 days of April 10, 2015.
(17)	Includes 1,699,211 shares subject to options and warrants that are exercisable within 60 days of April 10, 2015.

None of our principal shareholders have voting rights different than our other shareholders.

At April 10, 2015, there were 58,906,700 of our ADSs outstanding, representing 58,906,700 our ordinary shares or 99.6% of our outstanding ordinary shares. At such date, there were 103 holders of record registered with the Bank of New York Mellon, depositary of our ADSs.

B.	Related Party Transactions

Since January 1, 2014, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Under French law, agreements entered into directly or indirectly between us and either one of our officers or one of our shareholders owning more than 10% of our shares, or any company controlling one of our shareholders owning more than 10% of our shares, are subject to the prior approval of the board of directors and must be ratified by our ordinary shareholders’ general meetings on the basis of a specific report issued by our statutory auditors on such agreements. Our managing director agreement with Georges Karam, our letter agreements with each James Patterson and Alok Sharma, and our consultancy services agreement with Alok Sharma described below have been submitted to the prior approval of the board of directors and have been or will be submitted to our shareholders at each annual shareholders’ general meeting.

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

Immediately prior to their appointment to our board of directors, we entered into letter agreements with each of James Patterson and Alok Sharma setting forth the cash compensation and equity awards they would receive upon their appointment to our board of directors pursuant to the director compensation policy.

Effective December 11, 2014, we entered into an agreement whereby Mr. Sharma provides to the Company consultancy services in the area of business development in the broadband wireless access industry, with a focus on the India market. During the year ended December 31, 2014, no amounts were paid to Mr. Sharma, but $9,194 was earned under the contract.

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

Legal Proceedings

On September 9, 2011, a class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company, certain of its officers and directors, and UBS Limited and Jefferies & Company Inc, the lead underwriters in the Company’s initial public offering. This action, Donald Dean Johnson v. Sequans Communications S.A., et al, alleges violations of the U.S. federal securities laws in connection with the Company’s initial public offering. A substantially similar complaint was filed on October 25, 2011, also in the United States District Court for the Southern District of New York. On December 13, 2011 the Court consolidated the two actions, and appointed lead plaintiffs and co-lead plaintiffs’ counsel. On January 31, 2012, lead plaintiffs filed a Consolidated Amended Complaint for Violations of Federal Securities Laws, which seeks unspecified damages. On May 14, 2012, the Company filed a Motion to Dismiss the consolidated complaint. Following oral argument, on January 17, 2013, the Court granted the Company’s motion and gave lead plaintiffs 20 days leave to move to amend their complaint. On February 7, 2013, plaintiffs brought a motion for leave to file an amended complaint, on March 15, 2013, the Company filed an opposition, and on April 16, 2013, plaintiffs filed a reply. The parties subsequently engaged in settlement discussions and stayed the litigation pending mediation. Following mediation, on June 21, 2013, the parties informed the Court that they had reached an agreement in principle to settle the action, subject to the negotiation of a mutually agreeable settlement agreement. A settlement agreement was executed on November 7, 2013, and the Court gave final approval on April 9, 2014. All payment under the settlement agreement, including payment of most of the Company’s attorneys’ fees and expenses, was directly supported by the insurance company.

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

No significant changes have occurred since December 31, 2014, except as otherwise disclosed in this annual report.

Item 9. The Offer and Listing

A.	Listing Details

Our ADSs have been listed on the New York Stock Exchange under the symbol “SQNS” since April 15, 2011. Prior to that date, there was no public trading market for ADSs or our ordinary shares. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the New York Stock Exchange:

	High	Low
Year ending December 31, 2011 (beginning April 15):	$19.50	$2.12
Year ending December 31, 2012:	$3.82	$1.30
Year ending December 31, 2013:
First Quarter	$2.85	$1.46
Second Quarter	$1.74	$1.44
Third Quarter	$2.59	$1.48
Fourth Quarter	$2.95	$1.80

	High	Low
Year ending December 31, 2014:
First Quarter	$3.40	$1.90
Second Quarter	$3.10	$1.42
Third Quarter	$2.30	$1.51
Fourth Quarter	$2.00	$1.18
Last Six Months
October	$2.00	$1.31
November	$1.68	$1.40
December	$1.49	$1.18
January	$1.35	$1.01
February	$2.00	$1.08
March	$1.95	$1.30

On April 10, 2015, the last reported sale price of our ADSs on the New York Stock Exchange was $1.68 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADS have been listed on the New York Stock Exchange under the symbol “SQNS” since April 15, 2011.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-3 (File No. 333-198758), filed with the SEC on September 15, 2014, under the heading “Description of Share Capital” is incorporated herein by reference.

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

•	financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	certain former citizens or former long-term residents of the United States;

•	persons that received the ADSs as compensation for the performance of services;

•	persons that will hold the ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	holders that will hold the ADSs through a partnership or other pass-through entity;

•	U.S. Holders, as defined below, whose “functional currency” is not the United States dollar; or

•	holders that own, directly, indirectly or through attribution, 10.0% or more of the voting power or value, of our shares.

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

Distributions with Respect to ADSs

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you with respect to your ADSs (other than certain distributions, if any, of the ADSs distributed pro rata to all our shareholders), before reduction for any French taxes withheld therefrom, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, such excess amount will be treated first as a tax-free return of your adjusted tax basis in your ADSs and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

Dividends, if any, paid to U.S. Holders in euros or currency other than the U.S. dollar (“Other Foreign Currency”) will be includible in income in a U.S. dollar amount based on the prevailing spot market exchange rate in effect on the date of actual or constructive receipt, whether or not converted into U.S. dollars at that time. Assuming dividends received in euros (or Other Foreign Currency) are converted into U.S. dollars on the day they are received, the U.S. Holder will not be required to recognize foreign currency gain or loss in respect of the dividend income. If, however, the payment is not converted at that time, a U.S. Holder will have a tax basis in euros (or Other Foreign Currency) equal to the U.S. dollar amount of the dividend included in income, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss that a U.S. Holder recognizes on a subsequent conversion of euros (or Other Foreign Currency) into U.S. dollars (or on other disposition) will be U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if the dividends are paid in euros (or Other Foreign Currency).

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

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements”, if you are a Non-U.S. Holder, you should not be subject to United States federal income, or withholding, tax on dividends received by you on your ADSs, unless such income is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base).

Sale, Exchange or Other Disposition of ADSs

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, you will recognize capital gain or loss on the sale, exchange or other disposition of your ADSs equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ADSs. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ADSs will be eligible for the preferential rate of taxation applicable to long-term capital gains if your holding period for such ADSs exceeds one year (i.e., such gain is long-term capital gain). Gain or loss, if any, recognized by a U.S. Holder will be treated as U.S. source gain or loss, as the case may be, for foreign tax credit limitation purposes. The deductibility of capital losses for United States federal income tax purposes is subject to limitations.

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

Passive income for this purpose includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income, including amounts derived by reason of the investment of funds raised in offerings of the ADSs. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Based on the character of our gross income and the average value of our passive assets relative to the gross value of our assets for the taxable year ended December 31, 2014, we do not believe we were a PFIC for 2014. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2015 or any other future year until after the close of that year. While we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of the ADSs has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether we are a PFIC, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for a given year, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you for the year (defined as your ratable portion of distributions in the year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or, your holding period for the ADSs) and (b) any gain realized on the sale or other disposition (including a pledge) of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (iii) the interest charge applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, the tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions with Respect to ADSs.”

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

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ADSs, provided that the ADSs are “marketable.” The ADSs will be marketable if they are regularly traded on certain U.S. stock exchanges, including the NYSE, or on certain non-U.S. stock exchanges. For these purposes, the ADSs will be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election would not be effective for such subsidiaries.

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

A U.S. Holder who is a direct or “indirect” holder of stock of a PFIC must file United States Internal Revenue Service Form 8621 in respect of such PFIC for a taxable year in the circumstances described in the United States Treasury Regulations. If we are a PFIC for a given taxable year, you are encouraged to consult your tax advisor concerning the availability and consequences of making any of the elections mentioned above, as well as concerning your annual filing requirements.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had cash and cash equivalents and short-term investments totaling $28.8 million, $37.3 million and $12.5 million, at December 31, 2012, 2013 and 2014, respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. Short-term investments are investments in deposits or money market funds with terms greater than 90 days but less than one year. The primary objectives of our investment activities are to preserve principal, and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2014 would not have a material effect on interest income.

Foreign Currency Risk

We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, we estimate the impact, in absolute terms, on operating expenses for 2014, would have been $2.0 million.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2014, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).

Based on our assessment, management believes that as of December 31, 2014 our internal control over financial reporting is effective based on these criteria.

The Company’s independent registered public accounting firm, Ernst & Young Audit, has issued a report on the Company’s internal control over financial reporting:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sequans Communications S.A.:

We have audited Sequans Communications S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2014, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2014 and our report dated April 21, 2015 expressed an unqualified opinion thereon.

Ernst & Young Audit

/s/ Frédéric Martineau

Represented by Frédéric Martineau

Paris-La Défense, France

April 21, 2015

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young Audit has served as our independent registered public accounting firm for 2013 and 2014. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2013	2014
	(euros in thousands)
Audit Fees	€285	€307
Audit-Related Fees	140	6
Tax Fees	—	—
All Other Fees	—	—

Total	€425	€313

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. There were no “Tax Fees” or “Other Fees” billed or paid during 2013 or 2014.

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

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit Number	Description of Exhibit

1.1*	By-laws (statuts) of Sequans Communications S.A. (English translation)

2.1	Shareholders’ Agreement, by and between Sequans Communications S.A. and certain shareholders signatory thereto, dated January 31, 2008 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Registration Statement on Form F-1, as amended (Registration No. 333-173001) (“Registration No. 333-173001”))

2.2	Form of Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.2 to Registration No. 333-173001)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

4.1(a)	Stock Option Subscription Plans—2006-1, 2006-2, 2006-3, 2006-4, 2008-1, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.1 to Registration No. 333-173001)

4.1(b)	Stock Option Subscription Plan—2012-1 (incorporated by reference to Exhibit 4.1(b) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

4.1(c)	Stock Option Subscription Plan—2013-1 (incorporated by reference to Exhibit 4.1(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)

4.1(d)*	Stock Option Subscription Plan—2014-1

4.2(a)	BSA Subscription Plans—2006-1, 2006-2, 2006-3, 2007-1, 2007-2, 2008-1, 2008-2, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2010-2-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.2 to Registration No. 333-173001)

4.2(b)	BSA Subscription Plan—2012-2 (incorporated by reference to Exhibit 4.2(b) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

4.2(c)	BSA 2013-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 4.2(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)

4.2(d)*	BSA Subscription Plan—2014-1

4.3	BSA (Warrants) Issuance Agreement, dated January 11th, 2011 (incorporated by reference to Exhibit 4.4 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

4.4	BSA (Warrants) Issuance Agreement, dated January 11th, 2011 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

4.5	BSA (Warrants) Issuance Agreement, dated March 8th, 2011 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

4.6	BSA (Warrants) Issuance Agreement, dated June 26, 2012 (6,000 BSA) (incorporated by reference to Exhibit 4.6 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

Exhibit Number	Description of Exhibit

4.7	BSA (Warrants) Issuance Agreement, dated June 26, 2012 (25,000 BSA) (incorporated by reference to Exhibit 4.7 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

4.8	BSA (Warrants) Issuance Agreement, dated June 25, 2013 (incorporated by reference to Exhibit 4.8 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)

4.9	Investment Agreement, by and between Sequans Communications S.A. and certain investors signatory thereto, dated July 1, 2010 (incorporated by reference to Exhibit 10.5 to Registration No. 333-173001)

4.10	Form of Letter Agreement by and between Sequans Communications S.A. and Board Nominee (incorporated by reference to Exhibit 10.7 to Registration No. 333-173001)

4.11	Assembly & Testing Service Agreement by and between Sequans Communications S.A. and United Test and Assembly Center Ltd, dated as of November 8, 2010 (incorporated by reference to Exhibit 10.11 to Registration No. 333-173001)

4.12*	BSA (Warrants) Issuance Agreement, dated June 26, 2014

4.13*	Consulting Agreement with Alok Sharma, member of the board of directors, dated December 10, 2014

4.14	Convertible Note Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated April 14, 2015 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on April 15, 2015.

4.15	Convertible Promissory Note issued by Sequans Communications S.A. to Nokomis Capital Master Fund, LP on April 14, 2015 (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on April 15, 2015.

8.1*	List of Subsidiaries

12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Audit, independent registered public accounting firm

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman

Date: April 21, 2015

Sequans Communications S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sequans Communications S.A.:

We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. (the “Company”) as of December 31, 2012, 2013 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 21, 2015 expressed an unqualified opinion thereon.

Ernst & Young Audit

/s/ Frédéric Martineau

Represented by Frédéric Martineau

Paris-La Défense, France

April 21, 2015

Sequans Communications S.A.

Consolidated Statements of Operations

		Year ended December 31,
	Note	2012	2013	2014
		(in thousands, except share and per share amounts)
Revenue:
Product revenue		$19,600	$10,708	$19,836
Other revenue		2,654	3,004	2,766

Total revenue	3	22,254	13,712	22,602

Cost of revenue:
Cost of product revenue		11,781	8,616	15,435
Cost of other revenue		176	205	346

Total cost of revenue	4.2	11,957	8,821	15,781

Gross profit		10,297	4,891	6,821

Operating expenses:
Research and development	4.4	28,365	28,357	28,634
Sales and marketing		6,562	4,449	5,278
General and administrative		8,093	7,528	6,969

Total operating expenses	4.2	43,020	40,334	40,881

Operating income (loss)		(32,723)	(35,443)	(34,060)

Financial income (expense):
Interest expense	4.1	(104)	(109)	(145)
Interest income	4.1	241	143	125
Foreign exchange gain (loss)	4.1	(158)	(35)	118

Profit (Loss) before income taxes		(32,744)	(35,444)	(33,962)

Income tax expense (benefit)	5	234	142	162
Profit (Loss)		$(32,978)	$(35,586)	$(34,124)

Attributable to:
Shareholders of the parent		(32,978)	(35,586)	(34,124)
Non-controlling interests		—	—	—

Basic earnings (loss) per share	6	$(0.95)	$(0.78)	$(0.58)

Diluted earnings (loss) per share	6	$(0.95)	$(0.78)	$(0.58)

Weighted average number of shares used for computing:
Basic		34,680,227	45,456,367	59,141,716

Diluted		34,680,227	45,456,367	59,141,716

Sequans Communications S.A.

Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Profit (Loss) for the year	$(32,978)	$(35,586)	$(34,124)

Other comprehensive income (loss)
Other comprehensive income to be reclassified to profit or loss in subsequent years :
Net gain (loss) on cash flow hedge	985	(275)	(114)
Exchange differences on translation of foreign operations	52	14	(150)

Net other comprehensive income to be reclassified to profit or loss in subsequent years	1,037	(261)	(264)
Other comprehensive income not to be reclassified to profit or loss in subsequent years :
Re-measurement gains (losses) on defined benefit plans	(46)	9	(425)

Net other comprehensive income not to be reclassified to profit or loss in subsequent years	(46)	9	(425)

Total other comprehensive income (loss)	991	(252)	(689)

Total comprehensive income (loss)	$(31,987)	$(35,838)	$(34,813)

Attributable to:
Shareholders of the parent	(31,987)	(35,838)	(34,813)
Non-controlling interests	—	—	—

Sequans Communications S.A.

Consolidated Statements of Financial Position

		At December 31,
	Note	2012	2013	2014
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	7	$9,187	$6,622	$8,743
Intangible assets	8	4,184	4,679	3,440
Deposits and other receivables	18	458	471	320
Available for sale financial assets	18	931	1,098	597
Research tax credit receivable	4.4	4,103	—	—

Total non-current assets		18,863	12,870	13,100

Current assets:
Inventories	9	7,443	6,582	9,199
Trade receivables	10	5,529	5,486	7,749
Prepaid expenses and other receivables		3,074	2,832	2,988
Recoverable value added tax		415	508	447
Research tax credit receivable	4.4	4,327	8,006	3,443
Deposit		—	—	160
Cash and cash equivalents	11	28,751	37,244	12,329

Total current assets		49,539	60,658	36,315

Total assets		$68,402	$73,528	$49,415

EQUITY AND LIABILITIES
Equity:
Issued capital euro 0.02 nominal value, 59,144,741 shares issued and outstanding at December 31, 2014 (59,129,639 and 34,683,839 at December 31, 2013 and 2012, respectively)	12	$912	$1,567	$1,568
Share premium	12	129,309	165,785	165,507
Other capital reserves	13	12,556	14,721	15,997
Accumulated deficit		(87,653)	(123,239)	(157,363)
Other components of equity		347	95	(594)

Total equity		55,471	58,929	25,115

Non-current liabilities:
Government grant advances and loans	15	287	604	4,013
Finance lease obligations	14	236	240	9
Provisions	16	369	460	1,228
Deferred tax liabilities		85	37	2

Total non-current liabilities		977	1,341	5,252

Current liabilities:
Trade payables	17	6,038	7,252	11,231
Interest-bearing receivables financing	14	—	—	2,133
Government grant advances	15	515	435	603
Finance lease obligations	14	129	261	202
Other current liabilities	18	4,133	4,384	4,017
Deferred revenue	18	609	343	314
Provisions	16	530	583	548

Total current liabilities		11,954	13,258	19,048

Total equity and liabilities		$68,402	$73,528	$49,415

Sequans Communications S.A.

Consolidated Statements of Changes in Equity

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity
	Shares	Amount
	(Note 12)	(Note 12)	(Note 12)	(Note 13)
	(in thousands, except share and per share amounts)

At January 1, 2012	34,667,339	$912	$129,283	$9,368	$(54,675)	$82	$(726)	$84,244

Loss for the year					(32,978)			(32,978)
Re-measurement gains (losses) on defined benefit plans							(46)	(46)
Foreign currency translation						52		52
Income and expense directly recognized in equity							985	985

Total comprehensive income (loss)					(32,978)	52	939	(31,987)

Issue of shares in connection with the exercise of options and warrants	16,500		26					26
Share-based payment				3,188				3,188

At December 31, 2012	34,683,839	$912	$129,309	$12,556	$(87,653)	$134	$213	$55,471

Loss for the year					(35,586)			(35,586)
Re-measurement gains (losses) on defined benefit plans							9	9
Foreign currency translation						14		14
Income and expense directly recognized in equity							(275)	(275)

Total comprehensive income (loss)					(35,586)	14	(266)	(35,838)

Issue of shares in connection with the exercise of options and warrants	70,800	2	(2)					—
Issue of shares in connection with public offering of February and November 2013 (Note 12)	24,375,000	653	40,222					40,875
Transaction costs			(3,744)					(3,744)
Share-based payment				2,165				2,165

At December 31, 2013	59,129,639	$1,567	$165,785	$14,721	$(123,239)	$148	$(53)	$58,929

Loss for the year					(34,124)			(34,124)
Re-measurement gains (losses) on defined benefit plans							(425)	(425)
(Foreign currency translation						(150)		(150)
Income and expense directly recognized in equity							(114)	(114)

Total comprehensive income (loss)					(34,124)	(150)	(539)	(34,813)

Issue of shares in connection with the exercise of options and warrants	15,102	1	22					23
Transaction costs			(300)					(300)
Share-based payment				1,276				1,276

At December 31, 2014	59,144,741	$1,568	$165,507	$15,997	$(157,363)	$(2)	$(592)	$25,115

Sequans Communications S.A.

Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2012	2013	2014
		(in thousands)
Operating activities:
Profit (Loss) before income taxes		$(32,744)	$(35,444)	$(33,962)
Non-cash adjustment to reconcile income (loss) before tax to net cash used in operating activities:
Amortization and impairment of property, plant and equipment	7	4,442	4,510	3,510
Amortization and impairment of intangible assets	8	1,758	1,826	1,790
Share-based payment expense	4.3	3,189	2,165	1,276
Increase in provisions		565	144	308
Financial expense (income)		(137)	(34)	20
Foreign exchange loss (gain)		(37)	17	(15)
Loss on disposal of property, plant and equipment		—	—	34
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivables		3,925	462	(1,619)
Decrease (Increase) in inventories		4,217	861	(2,617)
Decrease (Increase) in research tax credit receivable		(4,007)	424	4,563
Increase (Decrease) in trade payables and other liabilities		(3,363)	1,272	3,424
Decrease in deferred revenue		(260)	(266)	(29)
Decrease in government grant advances		(292)	(33)	(816)
Income tax paid		(104)	(249)	(273)

Net cash flow used in operating activities		$(22,848)	$(24,345)	$(24,406)

Investing activities:
Purchase of intangible assets and property, plant and equipment	7, 8	$(5,571)	$(3,919)	$(6,242)
Sale (Purchase) of financial assets		(181)	(180)	652
Sale (Purchase) of short-term deposit		—	—	(160)
Interest received		241	143	125

Net cash flow used in investments activities		$(5,511)	$(3,956)	$(5,625)

Financing activities:
Public equity offering proceeds, net of transaction costs paid		$—	$37,131	$(300)
Proceeds from issue of warrants and exercise of stock options/warrants, net of transaction costs		26	—	23
Proceeds from interest-bearing receivables financing	14.2	—	—	2,133
Proceeds from interest-bearing research project financing	15.2	—	—	3,648
Repayment of borrowings and finance lease liabilities		(40)	(231)	(244)
Interest paid		(105)	(109)	(139)

Net cash flows from financing activities		$(119)	$36,791	$5,121

Net increase (decrease) in cash and cash equivalents		(28,478)	8,490	(24,910)
Net foreign exchange difference		9	3	(5)
Cash and cash equivalent at January 1		57,220	28,751	37,244

Cash and cash equivalents at period end	11	$28,751	$37,244	$12,329

Sequans Communications S.A.

Notes to the Consolidated Financial Statements

1. Corporate information

Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the Republic of France, with its principal place of business at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France. Sequans, together with its subsidiaries (the “Company”), is a leading fabless designer, developer and supplier of 4G semiconductor solutions for wireless broadband applications. The Company’s semiconductor solutions incorporate baseband processor and radio frequency transceiver integrated circuits along with our proprietary signal processing techniques, algorithms and software stacks.

2. Summary of significant accounting and reporting policies

2.1. Basis of preparation

The Consolidated Financial Statements are prepared on a historical cost basis, except for fair value through profit and loss financial assets, derivative financial instruments and available for sale financial assets that are measured at fair value. The Consolidated Financial Statements are presented in U.S. dollars.

These Consolidated Financial Statements for the year ended December 31, 2014 have been prepared on a going concern assumption. The Company’s internal cash forecast is built from sales forecasts by products and by customer and a stable operating cost structure. Taking into account forecasted operating cash flow, government and customer funding of research programs and proceeds from convertible debt (see Note 21), management believes that Company’s existing cash and cash equivalents plus cash generated from these activities will be sufficient at least for the 12 months following December 31, 2014.

Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ending December 31, 2014. Comparative figures are presented for December 31, 2012 and 2013.

The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.

The Consolidated Financial Statements of the Company for the years ended December 31, 2012, 2013 and 2014 have been authorized for issue in accordance with a resolution of the board of directors on March 24, 2015.

Basis of consolidation

The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries at December 31, 2014:

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

2.2. Changes in accounting policy and disclosures

New and amended standards and interpretations

The accounting policies adopted in 2014 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2014:

•	IAS 32 — Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

•	IAS 36 — Recoverable amount disclosures for non-financial assets

•	IAS 39 — Novation of derivatives and continuation of hedge accounting

•	IFRIC 21 — Levies

IAS 32 - Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on company’s financial statements.

IAS 36 - Recoverable amount disclosures for non-financial assets

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. These amendments have no impact on the disclosures.

IAS 39 - Novation of derivatives and continuation of hedge accounting

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments have no impact on company’s financial statements.

IFRIC 21 - Levies

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. This amendment does not have a significant impact on company’s financial statements.

Standards issued but not yet effective

Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective.

IFRS 9 - Financial Instruments: Classification and Measurement

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but no impact on the classification and measurement of the Group’s financial liabilities. Based on the preliminary analysis performed, this new standard is not expected to have significant impact on company’s financial statements.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

IAS 19 - Defined benefit plans : employee contributions

These amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service. This new standard will be effective from annual periods commencing on or after 1 July 2014. Based on the preliminary analysis performed, these amendments are not expected to have significant impact on company’s financial statements

Annual improvements to IFRS (2010-2012)

These improvements include:

•	IFRS 2 — Definition of vesting condition

•	IFRS 3 — Accounting for contingent consideration in a business combination

•	IFRS 8 — Aggregation of operating segments and reconciliation of the total of the reportable segment’s assets to the entity’s assets

•	IFRS 13 — Short term receivables and payables

•	IAS 16 — Revaluation method – proportionate restatement of accumulated depreciation

•	IAS 24 — Key management personnel

•	IAS 38 — Revaluation method – proportionate restatement of accumulated depreciation

These improvements will be effective from annual periods commencing on or after 1 July 2014. Based on the preliminary analysis performed, these improvements are not expected to have significant impact on company’s financial statements.

Annual improvements to IFRS (2011-2013)

These improvements include:

•	IFRS 3 — Scope exceptions for joint ventures

•	IFRS 13 — Scope of paragraph 52 (portfolio exception)

•	IAS 40 — Clarifying the interrelationship between IFRS 3 and IAS40 when classifying property as investment property or owner-occupied property

These improvements will be effective from annual periods commencing on or after 1 July 2014. Based on the preliminary analysis performed, these improvements are not expected to have significant impact on company’s financial statements.

IFRS 11: Accounting for acquisition of interests in Joint Operations

IFRS 11 addresses the accounting for interests in joint ventures and joint operations. The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions. This amendment will be effective from annual periods commencing on or after 1 January 2016. Based on the preliminary analysis performed, these amendments are not expected to have significant impact on company’s financial statements.

IAS 16 and IAS 38 - Clarification of acceptable methods of depreciation and amortization

IAS 16 and IAS 38 both establish the principle for the basis of depreciation and amortization as being the expected pattern of consumption of the future economic benefits of an asset. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. These amendments will be effective from annual periods commencing on or after 1 January 2016. Based on the preliminary analysis performed, these amendments are not expected to have significant impact on company’s financial statements.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

IFRS 15 - Revenue from contracts with customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after 1 January 2017 with early adoption permitted. The Group is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date. The analysis of this new standard’s impact on company’s financial statements is in progress.

Amendments to IFRS10 and IAS28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. These amendments will be effective from annual periods commencing on or after 1 January 2016. Based on the preliminary analysis performed, these amendments are not expected to have significant impact on company’s financial statements.

Annual Improvements to IFRS (2012-2014)

These improvements include:

•	IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations

•	IFRS 7 Financial Instruments : Disclosures

•	IAS 19 Employee benefits

•	IAS 34 Interim Financial Reporting

These improvements will be effective from annual periods commencing on or after 1 January 2016. Based on the preliminary analysis performed, these improvements are not expected to have significant impact on company’s financial statements.

IAS 1 - Disclosure initiative

The amendments to IAS 1 are designed to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. This amendment will be effective from annual periods commencing on or after 1 January 2016. Based on the preliminary analysis performed, these amendments are not expected to have significant impact on disclosures.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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

The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD) and the New Israeli shekel (NIS):

	USD/EUR	USD/GBP	USD/SGD	USD/NIS
December 31, 2012
Average rate	1.2856	1.5850	0.8005	0.2595
Closing rate	1.3194	1.6167	0.8189	0.2679

December 31, 2013
Average rate	1.3282	1.5643	0.7993	0.2770
Closing rate	1.3791	1.6542	0.7919	0.2880

December 31, 2014
Average rate	1.3288	1.6474	0.7894	0.2800
Closing rate	1.2141	1.5587	0.7561	0.2572

Earnings (loss) per share

Basic earnings (loss) per share amounts are computed using the weighted average number of shares outstanding during each period.

Diluted earnings per share include the effects of dilutive options and warrants as if they had been exercised.

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

Revenue from technical support and development services is recognized using the percentage-of-completion method when the outcome of the contract can be estimated reliably. This occurs when total contract revenue and costs can be estimated reliably and it is probable that the economic benefits associated with the contract will flow to the Company and the stage of contract completion can be measured. The costs associated with these arrangements are recognized as incurred.

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

Government grants, loans and research tax credits

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

Some long-term research project are also financed through forgivable loans. The present value of forgivable loans is calculated based on expected future payments discounted using interest rate applied for standard loans with same maturity. The difference between present value and amount received is accounted for as a grant.

The Company also benefits from research incentives in the form of tax credits which are detailed in Note 4.4 to the Consolidated Financial Statements.

Financial income and expense

Financial income and expense include:

•	interest expense related to financial debt (financial debt consists of finance-lease liabilities and other borrowings);

•	other expenses paid to financial institutions for financing operations;

•	foreign exchange gains and losses

The Company reflects the classification of foreign exchange gains and losses related to hedges of euro-based operating expenses in operating expenses.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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

Short-term investments

Short-term investments are money market funds with an initial maturity of greater than 90 days, but less than one year, and are reported as current financial assets.

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

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment loss. Depreciation is computed using the straight-line method over the estimated useful lives of each component. The useful lives most commonly used are the following:

Machinery and equipment	3 to 5 years
Building and leasehold improvements	6 years
Computer equipment	3 years
Furniture and office equipment	5 years

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

French law also requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement. Benefits do not vest prior to retirement. This defined benefit plan is self-funded by the Company. It is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final obligation. Following the application of IAS 19 revised, actuarial gains and losses are recognized in equity. The actualization rate is based on iBoxx Corporates AA.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Financial liabilities

Short-term debt secured by accounts receivables

As described in Note 14.2 to the Consolidated Financial Statements, the Company has a factoring agreement with a French financial institution. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. Consequently, the Company retains all receivables on its Consolidated Statements of Financial Position until they are paid and any amounts drawn on the line of credit are reflects in short-term debt. The Company pays a commission on the face value of the accounts receivable submitted, which is recorded in General and Administration expense, and pays interest on any draw-down of the resulting line of credit.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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

Share-based compensation

As disclosed in Note 13 to the Consolidated Financial Statements, the Company has various share-based compensation plans for employees and non-employees that may be affected, as to the expense recorded in the Consolidated Statements of Operations, by changes in valuation assumptions. Fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions, including, among others expected volatility, the expected option term and the expected dividend payout rate. The assumption as to volatility has been determined by reference to the historical volatility of similar entities (using a selection of publicly-traded semiconductor companies). The fair value of the Company’s shares underlying stock option grants equals to the closing price on the New York Stock Exchange on the date of grant.

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

	Europe, Middle East, Africa	Americas	Asia	Total
	(in thousands)
Year ended December 31, 2012
Total revenue
Sales to external customers	$3,479	$934	$17,841	$22,254

Year ended December 31, 2013
Total revenue
Sales to external customers	$541	$5,002	$8,169	$13,712

Year ended December 31, 2014
Total revenue
Sales to external customers	$101	$2,517	$19,984	$22,602

The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A. See Note 18.3 to these Consolidated Financial Statements for information about major customers.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

4. Other revenues and expenses

4.1. Financial income and expenses

Financial income:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$241	$143	$125
Foreign exchange gain	1,904	735	1,246

Total financial income	$2,145	$878	$1,371

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Financial expenses:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Interests on loans and finance leases	$5	$25	$34
Other bank fees and financial charges	99	84	111
Foreign exchange loss	2,062	770	1,128

Total financial expenses	$2,166	$879	$1,273

The net foreign exchange gain of $118,000 for the year ended December 31, 2014 (2013: net foreign exchange loss $35,000; 2012: net foreign exchange loss $158,000) arises primarily from euro-based monetary assets. This includes a loss of $3,000 corresponding to the ineffectiveness of foreign exchange hedge (loss of $26,000 in 2013 and gain of $158,000 in 2012).

4.2. Depreciation, amortization, and share-based payment expense included in the Consolidated Statement of Operations

		Year ended December 31,
	Note	2012	2013	2014
		(in thousands)
Included in cost of revenue:
Cost of components		$8,501	$6,636	$13,213
Depreciation and impairment	7	1,447	698	682
Amortization of intangible assets	8	37	15	—
Wages and benefits		677	653	756
Share-based payment expense	13	156	113	47
Assembly services, royalties and other		1,139	706	1,083

		$11,957	$8,821	$15,781

		Year ended December 31,
	Note	2012	2013	2014
		(in thousands)
Included in operating expenses (between gross profit and operating result):
Depreciation and impairment	7	$2,995	$3,812	$2,829
Amortization of intangible assets	8	1,721	1,811	1,790
Wages and benefits		22,820	22,681	23,787
Share-based payment expense	13	3,033	2,052	1,230
Foreign exchange gains and losses related to hedges of euro		838	(133)	—
Other		11,613	10,111	11,245

		$43,020	$40,334	$40,881

4.3. Employee benefits expense

		Year ended December 31,
	Note	2012	2013	2014
		(in thousands)
Wages and salaries		$17,578	$17,464	$18,555
Social security costs and other payroll taxes		5,702	5,694	5,787
Other benefits		29	97	112
Pension costs		188	80	89
Share-based payment expenses	13	3,189	2,164	1,277

Total employee benefits expense		$26,686	$25,499	$25,820

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The amount recognized as an expense for defined contributions plans amounts to $1,137,000 for the year ended December 31, 2014 $1,110,000 and $1,082,000 for the years ended December 31, 2012 and 2013, respectively).

4.4. Research and development expense and tax credit receivable

All research and development costs were charged directly to expense in the Statement of Operations.

The Company operates in a highly innovative, dynamic and competitive sector. Therefore, the costs incurred from the point when the criteria for capitalization are met to the point when the product is made generally available on the market are not material. The amount of research tax credit is deducted from research and development costs. The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria). Total research tax credit receivable as of December 31, 2014 is $3,443,000, relating to tax credits receivables for 2014, which is expected to be recovered in 2015 (in cash).

In December 2012, the Company was notified of proposed tax adjustments, penalties and interest which relates almost entirely to the research tax credits claimed for 2008 and 2009 (already received). The Company contested the tax authorities’ position in a formal response in February 2013. In March 2014, the Company was notified that the tax authorities had accepted the Company’s response. (See Note 16 to the Consolidated Financial Statements).

Government grants have been received in support of certain research programs. Where there are unfulfilled conditions or contingencies relating to the grants, the corresponding amount has been deferred on the Statement of Financial Position until all conditions are fulfilled and contingencies settled at which time amounts earned are recorded as an offset to the corresponding expenses.

The reduction of research and development expense from government grants and research tax credit was as follows:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Research and development costs	$33,318	$32,882	$33,043
Research tax credit	(4,226)	(3,749)	(4,047)
Government grants	(727)	(776)	(362)

Total research and development expense	$28,365	$28,357	$28,634

5. Income tax

The major components of income tax expense are:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Consolidated Statement of Operations
Current income tax:
Current income tax charge	$207	$190	$197
Deferred income tax:	27	(48)	(35)

Income tax expense reported in the Consolidated Statement of Operations	$234	$142	$162

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

A reconciliation of income taxes computed at the French statutory rate (34.43% from the year ended December 31, 2012, 2013 and 2014) to the income tax expense (benefit) is as follows:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Accounting profit (loss) before income tax	$(32,744)	$(35,444)	$(33,962)
At France’s statutory income tax rate of 34.43%	(11,274)	(12,203)	(11,693)
Non-deductible share-based payment expense	1,098	745	440
Tax credits	(1,455)	(1,291)	(1,393)
Unrecognized benefit of tax loss carryforwards and permanent differences	11,865	12,891	12,808

Income tax expense (benefit) reported in the Consolidated Statement of Operations	$234	$142	$162

As of December 31, 2014, the Company had accumulated tax losses which arose in France of $162,701,000 that are available for offset against future taxable profits of Sequans Communications S.A within a limit of one million euro per year, plus 50% of the profit exceeding this limit. Remaining unapplied losses would continue to be carried forward indefinitely. As of December 31, 2014, the Company also had accumulated tax losses which arose in its U.K. subsidiary of $489,000 that are available for offset against future taxable profits of its U.K. subsidiary for an unlimited period.

Deferred tax assets were recognized in 2012, 2013 and 2014 only to the extent that deferred tax liabilities existed in the same jurisdiction.

As non-monetary assets and liabilities are measured in their functional currency and the Company taxable profit is determined in another currency, deferred tax has to be computed based on the temporary difference that exists between tax and accounting basis. Company’s analysis led to a deferred tax liability of $543,000 which has been recognized and offset by a deferred tax asset, computed on accumulated tax losses, of an equivalent amount.

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

The following reflects the income and share data used in the basic and diluted earnings (loss) per share computations:

	Year ended December 31,
	2012	2013	2014
	(in thousands, except share and per share data)
Profit (Loss)	$(32,978)	$(35,586)	$(34,124)
Weighted average number of shares outstanding for basic EPS	34,680,227	45,456,367	59,141,716
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	—	—
Weighted average number of shares outstanding for diluted EPS	34,680,227	45,456,367	59,141,716

Basic earnings (loss) per share	$(0.95)	$(0.78)	$(0.58)

Diluted earnings (loss) per share	$(0.95)	$(0.78)	$(0.58)

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

7. Property, plant and equipment

Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Total
	(in thousands)
Cost:
At January 1, 2012	$1,364	$14,036	$4,085	$19,485
Additions	—	4,036	196	4,232
Disposals	—	(484)	—	(484)
Exchange difference	12	64	16	92
At December 31, 2012	1,376	17,652	4,297	23,325
Additions	—	1,852	94	1,946
Disposals	—	—	(170)	(170)
Exchange difference	4	36	—	40
At December 31, 2013	1,380	19,540	4,221	25,141
Additions	1,060	4,133	486	5,679
Disposals	(1,114)	(70)	(388)	(1,572)
Exchange difference	(13)	(81)	(19)	(113)

At December 31, 2014	$1,313	$23,522	$4,300	$29,135

Depreciation and impairment:
At January 1, 2012	$566	$6,860	$2,725	$10,151
Depreciation charge for the year	209	3,538	695	4,442
Disposals	—	(484)	—	(484)
Exchange difference	4	29	(3)	30
At December 31, 2012	779	9,943	3,417	14,139
Depreciation charge for the year	286	3,424	558	4,268
Impairment	242	—	—	242
Disposals	—		(170)	(170)
Exchange difference	(1)	25	16	40
At December 31, 2013	1,306	13,392	3,821	18,519
Depreciation charge for the year	189	2,827	495	3,511
Disposals	(1,114)	(69)	(361)	(1,544)
Exchange difference	(6)	(47)	(41)	(94)

At December 31, 2014	$375	$16,103	$3,914	$20,392
At January 1, 2012	$798	$7,176	$1,360	$9,334
At December 31, 2012	597	7,709	880	9,186
At December 31, 2013	74	6,148	401	6,622
At December 31, 2014	$938	$7,419	$386	$8,743

In May 2014, the Company moved its headquarters to another site. Leasehold improvements from the previous site, fully depreciated as of December 31, 2013, were written off and are shown as disposals.

The cost of equipment purchased under capital leases included in tangible assets at December 31, 2014 totaled $730,000 ($730,000 at December 31, 2013 and $384,000 at December 31, 2012). Accumulated amortization of this equipment totaled $512,000 at December 31, 2014 ($269,000 at December 31, 2013 and $36,000 at December 31, 2012).

Impairment of property, plant and equipment

In November 2013, the Company decided to move its headquarter to another site at the end of the lease in May 2014. The Company reviewed and adjusted the useful life of related leasehold improvements. The amount recorded in the year ended December 31, 2013 to reflect this adjustment was $362,000, recognized in “General and administrative expense” in the Consolidated Statements of Operations in the year ended December 31, 2013.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

8. Intangible assets

Intangible assets include:

Licenses
(in thousands)
Cost:
At January 1, 2012	$8,683
Additions	1,722
Disposals	—
Exchange difference	2
At December 31, 2012	10,407
Additions	2,318
Disposals	—
Exchange difference	7
At December 31, 2013	12,732
Additions	560
Disposals	(8)
Exchange difference	(12)

At December 31, 2014	$13,272

Depreciation and impairment:
At January 1, 2012	$4,450
Amortization	1,758
Disposals	—
Exchange difference	15
At December 31, 2012	6,223
Amortization	1,826
Disposals	—
Exchange difference	4
At December 31, 2013	8,053
Amortization	1,790
Disposals	(3)
Exchange difference	(8)

At December 31, 2014	$9,832

Net book value:
At January 1, 2012	$4,233
At December 31, 2012	4,184
At December 31, 2013	4,679
At December 31, 2014	$3,440

As no development costs have been capitalized during the three years ended December 31, 2014, the only intangible assets recorded in the Consolidated Statements of Financial Position are acquired licenses for technology used primarily in the product development process.

9. Inventories

	At December 31,
	2012	2013	2014
	(in thousands)
Components (at cost)	$5,313	$2,257	$2,597
Finished goods (at lower of cost or net realizable value)	2,130	4,325	6,602

Total inventories	$7,443	$6,582	$9,199

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

In the year ended December 31, 2014, the Company decided to write-off all WiMAX inventory (components and finished goods) except units to serve the remaining expected demand for identified customers and projects. This resulted in a provision of $1,884,000 included in the Consolidated Statements of Operations in “Cost of product revenue.”

10. Trade receivables

Trade receivables are non-interest bearing and are generally on 30-90 day payment terms.

	At December 31,
	2012	2013	2014
	(in thousands)
Trade receivables	$7,199	$7,174	$9,611
Unbilled revenue	—	32	137
Unissued credit notes	—	—	(34)
Provisions on trade receivables	(1,670)	(1,720)	(1,965)

Net trade receivables	$5,529	$5,486	$7,749

The movements in the provision for impairment of receivables were as follows:

	December 31,
	2012	2013	2014
	(in thousands)
At January 1,	$1,222	$1,670	$1,720
Charge for the year	448	50	295
Utilized amounts	—	—	(50)

At year end	$1,670	$1,720	$1,965

As at year end, the aging analysis of trade receivables that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2012	$5,529	$2,652	$503	$625	$744	$1,005
At December 31, 2013	5,486	1,812	2,378	106	441	749
At December 31, 2014	$7,749	$5,420	$1,873	$4	$76	$376

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

11. Cash and cash equivalents

	At December 31,
	2012	2013	2014
	(in thousands)
Cash at banks	$7,284	$1,652	$1,998
Cash equivalents	21,467	35,592	10,331

Cash and cash equivalents	$28,751	$37,244	$12,329

Cash at banks earns no interest. Cash equivalents in money market funds are invested for short-term periods depending on the immediate cash requirements of the Company, and earn interest at market rates for short-term investments. The fair value of cash and cash equivalents is equal to book value. Most of the cash and cash equivalents is held in U.S. dollar and euros as follows:

	At December 31,
	2012	2013	2014
	(in thousands)
U.S. dollar denominated accounts	$27,794	$36,205	$12,088
Euro denominated accounts	843	834	74
GBP denominated accounts	30	93	47
SGP denominated accounts	32	32	47
NIS denominated accounts	35	28	27
RMB denominated accounts	5	30	30
Other currencies denominated accounts	12	22	16

Cash and cash equivalents	$28,751	$37,244	$12,329

12. Issued capital and reserves

The share capital of Sequans Communications S.A. is denominated in euros, as required by law in France. Any distributions to shareholders are denominated in euros. Amounts of capital and reserves presented in the Consolidated Statements of Financial Position in U.S. dollars have been translated using historical exchange rates.

Authorized capital, in number of shares

Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders warrants, other warrants and restricted share awards, or which the shareholders have otherwise authorized for specific capital increases. At December 31, 2014, authorized capital was 80,680,889 ordinary shares with a nominal of 0.02 each (49,561,737 and 65,124,387 ordinary shares at December 31, 2012 and 2013, respectively).

During each of the years ended December 31, 2012, 2013 and 2014 there was only one category of authorized shares: ordinary shares.

Shares issued and fully paid

	At December 31,
	2012		2013		2014
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Ordinary shares	34,683,839	€694	59,129,639	€1,183	59,144,741	€1,183
Converted to U.S. dollars at historical exchange rates		$912		$1,567		$1,568

Other capital reserves

Other capital reserves include the cumulated share-based payment expense as of period end, the counterpart of which is in retained earnings as the expense is reflected in profit and loss.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Dividend rights

Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2012, 2013 or 2014. Dividend distributions by the Company, if any, will be made in euros.

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

In the years ended December 31, 2012, 2013 and 2014, ordinary shares were issued upon exercise of options and warrants as described in Note 13 to the Consolidated Financial Statements.

13. Share-based payment plans

The expense recognized for employee and other services received during the year ended December 31, 2014 and arising from equity-settled share-based payment transactions was $1,276,000 (2012: $3,189,000; 2013: $2,165,000). Of this total, $4,000 in 2014 (2012: $22,000; 2013: $4,000), related to warrants plans for consultants considered equivalent to employees.

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during the years ended December 31, 2012, 2013 or 2014.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Movements in the periods presented

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, founders warrants, stock options, warrants and restricted shares awards during the period:

	December 31,
	2012		2013			2014
	Number	WAEP	Number		WAEP	Number	WAEP
Outstanding at January 1,	4,110,098	$5.79	4,709,198		$5.07	5,319,848	$4.50
Granted during the year	952,300	$1.03	1,056,100		$1.88	1,318,800	$1.47
Forfeited during the year	(336,700)	$2.72	(374,650)		$5.07	(168,498)	$3.18
Exercised during the year(1)	(16,500)	$0.92	(70,800	)(2)	$0	(15,102)	$1.34
Expired during the year	—		—			—

Outstanding at period end	4,709,198	$5.07	5,319,848		$4.50	6,455,048	$3.93
Of which, warrants for consultants equivalent to employees	348,798	$3.47	351,798		$3.49	369,798	$3.54
Exercisable at period end	2,602,291	$5.09	3,116,221		$5.26	3,923,600	$5.18
Of which, warrants for consultants equivalent to employees	332,881	$3.54	346,548		$3.52	351,798	$3.49

(1)	The weighted average share estimated fair value at the dates of exercise of these options was $2.70 in 2014, $2.43 in 2013 and $2.60 in 2012
(2)	Restricted share awards vested in October 2013, resulting in issuance of 70,800 shares.

Prior to the initial public offering in April 2011, exercise prices were denominated in euros. Since the IPO, exercise prices are denominated in U.S. dollars. Euro-denominated exercise prices have been converted to U.S. dollars at the historical exchange rate for purposes of presentation in this table.

The weighted average remaining contractual life of founders warrants, stock options and warrants outstanding as at December 31, 2014 was 6.7 years (2013: 6.8 years; 2012: 7.1 years).

The range of exercise prices, with euro-denominated exercise prices converted to U.S. dollars at the year-end exchange rate, for founders warrants, stock options, and warrants outstanding at December 31, 2014, 2013 and 2012 was $1.43—$8.61.

The weighted average fair value of founders warrants, stock options, warrants and restricted shares awards granted during the year ended December 2014 was €0.47 (2013: €0.70; 2012: €0.81). The fair value is measured at the grant date. The following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2012, 2013 and 2014:

	December 31,
	2012	2013	2014
Dividend yield (%)	—	—	—
Expected volatility (%)	54 - 60	52 - 57	43 - 44
Risk–free interest rate (%)	2.03 - 2.93	1.71 - 2.57	0.70 - 1.66
Assumed annual lapse rate of options (%)	10	10	10
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price (€)	1.62	1.38	1.13
Model used	Binomial	Binomial	Binomial

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

If a sell-price multiple of 3 instead of 2 had been used and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for founders warrants, stock options, warrants and restricted shares awards granted through December 31, 2014 would have increased by approximately -10.25% (2013: 2.05% 2012: -7.95%;).

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

14. Interest-bearing loans and borrowings

		At December 31,
	Note	2012	2013	2014
		(in thousands)
Current
Finance lease obligation	14.1	$129	$261	$202
Interest-bearing receivables financing	14.2	—	—	2,133

Total current portion		$129	$261	$2,335

Non-current
Finance lease obligation	14.1	$236	$240	$9

Total non-current portion		$236	$240	$9

As of December 31, 2014, the Company had no drawn or undrawn committed borrowing or overdraft facilities in place.

14.1. Finance lease obligation

Future minimum lease payments under capitalized lease obligations for the years ending December 31 were as follows:

2015	$206
2016	9

Total minimum lease payments	215
Less amount representing interest	(4)

Present value of net minimum lease payments	211
Less current portion	202

Long-term portion	$9

In June 2012, the Company entered into a finance lease agreement with a French financial institution whereby the Company has the possibility to finance acquisitions of qualifying equipment with a total purchase price of up to €1,500,000 ($1,918,000), through a finance leases which are reimbursed over a 36-month period at an effective rate of interest of 4.6%. The finance lease obligation was secured by pledged money market with the financial institution equal to one-third of the original principal financed. This agreement expired February 28, 2013. The outstanding debt was secured by $240,000 at December 31, 2014 ($271,000 at December 31, 2013 and $141,000 at December 31, 2012) in pledged money market funds, which is included in available-for-sale financial assets.

14.2. Interest-bearing receivables financing

In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from qualifying customers. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest at the rate of 1.20% (LIBOR 3 months +0.75%) on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At December 31, 2014, $2,133,000 had been drawn on the line of credit and recorded as a current borrowing.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

15. Government grant advances and loans

		December 31,
	Note	2012	2013	2014
		(in thousands)
Current
Government grant advances	15.114.2	$287	$435	$603

Total current portion		$287	$435	$603

Non-current	14.2
Government grant advances	15.114.1	$515	$604	$360
Research project financing	15.214.2	—	—	3,647
Accrued interest	15.214.1	—	—	6

Total non-current portion		$515	$604	$4,013

15.1. Government grant advances

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

In 2014, the Company was named as a participant in one new collaborative projects with funding of €176,000 ($227,000), which is expected to be released to the Consolidated Statement of Operations over the life of the project, expected to be between one and two years.

15.2. Research project financing

In October 2014, Bpifrance, one of the company’s shareholder, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. The total funding will amount to €6,967,000 ($8,988,000) comprising a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The funding will be paid in three installments: the first tranche at the contract signature date, the second and the third installments after milestones defined in the contract. The grant will be recognized as a reduction of research and development expense when corresponding expense is incurred. The forgivable loan advance will be repaid, except if the project is in commercial failure, from June 30th, 2018 to June 30th, 2020 and bears interests at a 1.53% fixed contractual rate. The difference between the amount of grant received and the present value amounted to a reduction of $115,000 in the debt carrying value, such difference to be amortized over the contract period. In the event of commercial success, defined as sales in excess of €350 million ($425 million) of the product developed under this program during a period of three years, then the Company shall pay a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project.

In 2014, the Company received €2,092,000 ($2,651,000) as grant and €968,000 ($1,227,000) as forgivable loan.

The market rate of interest applied in 2014 was 2.30%. Accrued interest of $6,000 was recorded as of December 31, 2014.

16. Provisions

	Post- employment benefits	Others	Total	Current	Non-current
	(in thousands)
At January 1, 2012	$259	$75	$334	$75	$259
Arising (released) during the year	110	455	565	—	—

At December 31, 2012	369	530	899	530	369
Arising (released) during the year	91	53	144	—	—

At December 31, 2013	460	583	1,043	583	460
Arising (released) during the year	433	300	733	—	—

At December 31, 2014	$893	$883	$1,776	$548	$1,228

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees. The charge of the year includes $ 425,000 of actuarial loss (actuarial gain of $9,000 in 2013 and actuarial loss of $46,000 in 2012). No employee has retired during the past three years.

The main assumptions used in the calculation are the following:

	2012	2013	2014
Discount rate	2.83%	3.17%	1.49%
Salary increase	between 2% and 3%	3%	3%
Retirement age	67 years	67 years	60-62 years
Turnover: depending on the seniority	10%, nil as from 50 year old	10%, nil as from 50 year old	3.32%, nil as from 64 year old

In December 2011, the Company was notified that the French tax authorities would review the tax declarations for the years 2009 and 2010, and the nine months ended September 30, 2011. In December 2012, the Company received proposed tax adjustments, penalties and related to the French tax audit totaling €884,000 ($1,167,000), which related almost entirely to the research tax credits claimed for 2008 and 2009. The Company disagreed with nearly all the adjustments, which for the most part were differences of judgment, vigorously defended its position. Nevertheless, a provision for $327,000 was recorded in the year ended December 31, 2012 given the then current trend of such disputes in France. This is the primary component of “other provisions” as of December 31, 2012 and 2013. In February 2013, the Company provided its rebuttal to the proposed tax adjustment. In March 2014, the Company was notified that the tax authorities had accepted the Company’s position and the provision was reversed.

In 2014, the Company canceled a final shipment of components from a supplier and was invoiced a contractual penalty of $507,000. The Company has recorded the full amount as a provision, which has been recorded in G&A expense. However the Company will dispute the amount of the penalty. At December 31, 2014, “other provisions” include primarily this provision as well as estimated royalty payments assessed on sales of modules to holders of patents which may be deemed as essential under the requirements of the LTE standard. The royalty provision is based on management’s judgment, taking into consideration the various articles, reports, industry discussions on the subject which were available, and is recorded in the cost of product revenue. The Company’s modules are considered as final products incorporating the full LTE function, and therefore may have royalties assessed on their sale; no royalties are accrued on the sales of chips as the full LTE functionality is not included in the chip.

17. Trade payables and other current liabilities

	At December 31,
	2012	2013	2014
	(in thousands)
Trade payables	$6,038	$7,252	$11,231
Other current liabilities:
Employees and social debts	3,475	3,668	3,329
Others	658	716	688

Total other current liabilities	$4,133	$4,384	$4,017

Deferred revenue	$609	$343	$314

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 30-day terms.

•	Other payables, primarily accrued compensation and related social charges, are non-interest bearing.

Deferred revenue is related to maintenance revenue, recognized over the 12-month maintenance period.

18. Information about financial instruments

18.1. Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2012	2013	2014	2012	2013	2014
	(in thousands)
Financial assets:
Trade and other receivables
Trade receivables	$5,529	$5,486	$7,749	$5,529	$5,486	$7,749
Cash flow hedges	142	—	—	142	—	—
Loans and other receivables
Deposits	458	471	320	458	471	320
Available for sale instruments
Long-term investments	931	1,098	597	931	1,098	597
Cash, cash equivalents and short-term investments	28,751	37,244	12,489	28,751	37,244	12,489

Total financial assets	$35,811	$44,299	$21,155	$35,811	$44,299	$21,155
Total current	$34,422	$42,730	$20,238	$34,422	$42,730	$20,238
Total non-current	$1,389	$1,569	$917	$1,389	$1,569	$917
Financial liabilities:
Interest-bearing loans and borrowings:
Finance lease liability	365	501	211	365	501	211
Interest-bearing receivables financing	—	—	2,133	—	—	2,133
Research project financing	—	—	3,653	—	—	3,653
Trade and other payables	6,038	7,252	11,231	6,038	7,252	11,231
Financial instruments at fair value through other comprehensive income:
Cash flow hedges	—	271	133	—	271	133

Total financial liabilities	$6,403	$8,024	$17,361	$6,403	$8,024	$17,361
Total current	$6,167	$7,784	$13,699	$6,167	$7,784	$13,699
Total non-current	$236	$240	$3,662	$236	$240	$3,662

The carrying values of current financial instruments (cash and cash equivalents, short-term investments, trade receivables and trade and other payables) approximate their fair values, due to their short-term nature.

Available for sale long-term investments are primarily related to:

•

a bank guarantee secured by pledges of investments in money market funds issued in favor of the owners of the new leased office space to secure annual lease payments by the Company for its office space in Colombes. Former lease guarantee was reimbursed after the move in May 2014;

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

As at December 31, 2012, the Company held the following financial instruments carried at fair value on the statement of financial position:

Assets measured at fair value

	At December 31,
	2012	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$931	—	$931	—
Trade and other receivables:
Cash flow and fair value hedges	142		142

As at December 31, 2013, the Company held the following financial instruments carried at fair value on the statement of financial position:

Assets measured at fair value

	At December 31,
	2013	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$1,098	—	$1,098	—

Liabilities measured at fair value

	At December 31,
	2013	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Fair value hedge	$(271)	—	$(271)	—

As at December 31, 2014, the Company held the following financial instruments carried at fair value on the statement of financial position:

Assets measured at fair value

	At December 31,
	2014	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$597	—	$597	—

Liabilities measured at fair value

	At December 31,
	2014	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Fair value hedge	$(133)	—	$(133)	—

18.2. Financial instruments at fair value

The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.

The following tables present fair values of derivative financial instruments at December 31, 2012, 2013 and 2014.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

	At December 31, 2012
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€7,000	$231
Forward contracts (buy U.S dollars, sell euros)	(6,000)	(141)
Options (buy euros, sell U.S. dollars)	3,000	8

Total	€4,000	$98

	At December 31, 2013
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy U.S dollars, sell euros)	€(4,250)	$(271)

Total	€(4,250)	$(271)

	At December 31, 2014
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€3,000	$(116)
Options (buy euros, sell U.S. dollars)	1,500	(17)

Total	€4,500	$(133)

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

During the year ended December 31, 2014, the Company recorded a loss of $114,000 (a loss of $275,000 for the year ended December 31, 2013) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges. There was no fair value of cash flow hedges as of December 31, 2013. During the year ended December 31, 2014, there was no amount transferred from other comprehensive income to Consolidated Statement of Operations (gain of $275,000 during the year ended December 31, 2013).

During the year ended December 31, 2014, the Company recognized a net loss of $3,000 (gain of $26,000 for the year ended December 31, 2013) related to the ineffective position of its hedging instrument. There was no ineffective portion of hedging instrument in the year ended December 31, 2013.

The derivatives have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies are as follows:

•

Cash, cash equivalents, short-term investments, accounts receivable, accounts payable, other receivable and accrued liabilities: due to the short-term nature of these balances, carrying amounts approximate fair value.

•

Available for sale long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $931,000, $1,098,000 and $597,000 at December 31, 2012, 2013 and 2014, respectively.

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

Nearly 100% of total revenues and approximately 95% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. Approximately 50% of operating expense is denominated in euros. The Company seeks to mitigate the effect of its structural currency exposure by raising capital in euros sufficient to cover euro-based operating expenses. The Company has not used the possibility offered by paragraph 72 of IAS 39 Financial Instruments: Recognition and Measurement to designate non-derivative financial assets (cash and cash equivalents plus trade accounts receivables less trade accounts payable, denominated in euro) as a hedging instrument for a hedge of a foreign currency risk (US dollar versus euro fluctuations) corresponding to structural cost related future cash outflows.

If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, the Company estimates the impact, in absolute terms, on operating expenses for the year ended December 31, 2014 would have been approximately $2.0 million.

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

The following table summarizes customers representing a significant portion of the Company’s total revenue:

Customer	Customer Location	% of total revenues for the year ended December 31,			Accounts receivables at December 31,
		2014	2013	2012	2014	2013	2012
A	China	39%	14%	Less than 10%	$2,552,000	$475,000	$177,000
B	China	25%	33%	16%	$1,308,000	$1,317,000	$787,000
C	Taiwan	12%	—	—	$1,353,000	—	—
D	United States	Less than 10%	22%	Less than 10%	$175,000	$1,485,000	$100,000
E	United States	Less than 10%	10%	—	$723,000	$350,000	$0
F	Taiwan	—	Less than 10%	32%	$0	$71,000	$538,000

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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

	Within 1 year	1 to 2 years	2 to 3 years		3 to 4 years	4 to 5 years	More than 5 years	Total
	(in thousands)
At December 31, 2012
Finance lease	$129	$135		$101	—	—	—	$365
Trade payables	6,038	—		—	—	—	—	6,038
Other financial liabilities	4,133	—		—	—	—	—	4,133

	$10,300	135		101				$10,536
At December 31, 2013
Finance lease	$261	$232		$8	—	—	—	$501
Trade payables	7,252	—		—	—	—	—	7,252
Other financial liabilities	4,384	—		—	—	—	—	4,384

	$11,897	232		8				$12,137
At December 31, 2014
Research project financing	$1,630		$	$	$368	$719	$936	$3,653
Interest-bearing receivables financing	2,133	—		—	—	—	—	2,133
Finance lease	202	9		—	—	—	—	211
Trade payables	11,231	—		—	—	—	—	11,231
Other financial liabilities	4,017	—		—	—	—	—	4,017

	$19,213	9		—	368	719	936	$21,245

Company’s liquidity risk for the next 12 months is described in note 2.1

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

On December 14, 2012, the French tax authorities proposed revising research tax credits («Credit Impôt Recherche») granted to the Company for the years 2008 and 2009, for a total amount in tax adjustments, penalties and interest of €884,000 ($1,167,000). The Company contested vigorously this tax adjustment (see Note 16 to the Consolidated Financial Statements). In March 2014, the Company received the notification by the tax authorities that they had accepted the Company’s position.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

On September 9, 2011, a class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company, certain of its officers and directors, and UBS Limited and Jefferies & Company Inc, the lead underwriters in the Company’s initial public offering. This action, Donald Dean Johnson v. Sequans Communications S.A., et al, alleges violations of the U.S. federal securities laws in connection with the Company’s initial public offering. A substantially similar complaint was filed on October 25, 2011, also in the United States District Court for the Southern District of New York. On December 13, 2011 the Court consolidated the two actions, and appointed lead plaintiffs and co-lead plaintiffs’ counsel. On January 31, 2012, lead plaintiffs filed a Consolidated Amended Complaint for Violations of Federal Securities Laws, which seeks unspecified damages. On May 14, 2012, the Company filed a Motion to Dismiss the consolidated complaint. Following oral argument, on January 17, 2013, the Court granted the Company’s motion and gave lead plaintiffs 20 days leave to move to amend their complaint. On February 7, 2013, plaintiffs brought a motion for leave to file an amended complaint, and on March 15, 2013, the Company filed an opposition, and on April 16, 2013, plaintiffs filed a reply. The parties subsequently engaged in settlement discussions and stayed the litigation pending mediation. Following mediation, on June 21, 2013, the parties informed the Court that they had reached an agreement in principle to settle the action, subject to the negotiation of a mutually agreeable settlement agreement. A settlement agreement was executed on November 7, 2013, and the Court gave final approval on April 9, 2014. All payment under the settlement agreement, including payment of most of the Company’s attorneys’ fees and expenses, was directly supported by the insurance company.

Bank guarantee

A bank guarantee was issued in favor of the owners of new leased office space in France, in order to secure six months of lease payments, for an amount of $357,000 as of December 31, 2014. This guarantee was secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee. The total value of investments secured to cover this bank guarantee was $357,000 at December 31, 2014.

At December 31, 2012 and 2013, the Company had investments secured to cover the bank guarantee issued in favor of owners of the previously leased office space in France for an amount of $791,000 and $828,000, respectively.

Operating leases

The Company has long-term operating leases for office rental. Future minimum undiscounted lease payments under operating leases are as follows:

	December 31,
	2012	2013	2014
	(in thousands)
Within one year	$1,604	$1,382	$720
After one year but not more than five years	793	3,022	2,898
More than five years	—	961	238

Total minimum lease payments	$2,397	$5,365	$3,856

Total operating lease expense for the year ended December 31, 2014 was $1,750,000 (2013: $1,991,000 ; 2012: $1,794,000).

Purchase commitments

At December 31, 2014, the Company had $5.0 million of non-cancelable purchase commitments with its third-party manufacturer and suppliers for future deliveries of equipment and components, principally during the first half of 2015.

20. Related party disclosures

There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions. There is one investor who owns in excess of 10% of the share capital of the Company: BPI France Participation – Fonds Large Venture. BPI provided funding to a consortium which includes the Company in the context of a long-term research project (See Note 15.2 Research project financing).

Effective June 1, 2012, the Company and Gilles Delfassy, prior to Mr. Delfassy joining the board of directors, entered into an agreement whereby Mr. Delfassy provided to the Company consultancy services in the area of business development and strategy in the broadband wireless access industry. This agreement expires on June 1, 2013. During the year ended December 31, 2013, Mr. Delfassy earned fees totaling $71,000 ($79,000 in 2012) under this contract. No consulting fees were paid during the year ended December 31, 2014.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

On December 11, 2014, the Board of Directors approved a consulting agreement with Alok Sharma, member of the board of directors, for services in business development and strategy. This agreement expires on March 10, 2015 and no consulting fees were paid or accrued during the year ended December 31, 2014.

No other transactions have been entered into with these or any other related parties in 2012, 2013 and 2014, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.

Compensation of key management personnel

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$2,490	$2,464	$2,237
Share-based payment expense for the year	2,170	1,541	591

Total compensation expense for key management personnel	$4,660	$4,005	$2,828

Key management personnel comprises the chief executive officer and all executive vice presidents reporting directly to him.

The employment agreement with the chief executive officer calls for the payment of a termination indemnity of an amount equal to one year of his gross annual base remuneration in the event of his dismissal by the Board of Directors of the Company.

In the year ended December 31, 2014, the Company expensed a total of $186,000 board fees to non-executive members (2013: $172,000 ; 2012: $162,000).

One non-executive board member was paid fees under the consulting agreement in 2012 and 2013 as described above. The Company entered into a consulting agreement with another non-executive board member in December 2014, but no fees were paid in 2014.

Directors’ interests in an employee share incentive plan

The Company granted warrants to certain members of the Board of Directors during the years ended December 31, 2012, 2013 and 2014:

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

- On June 26, 2014, the shareholders authorized the Board of Directors to grant to Messrs. de Pesquidoux, Delfassy, Patterson, Pitteloud, Sharma and Slonimsky 10,000 warrants each and to Mr. Maitre 25,000 warrants. On June 26, 2014, the Board used this authorization to make such grants with an exercise price of $1.77 per ordinary share.

The board members were required to subscribe to the warrants at a price of €0.01 per warrant, as required by French law. There is no subscription required for founders warrants.

Share-based payment expense incurred in connection with these transactions amounted to $51,000 in the year ended December 31, 2014 (2013: $178,000 ; 2012: $195,000).

21. Events after the reporting date

Effective March 2, 2015, the Company entered into an agreement with TCL Communication Technology Holding Limited, agreement whereby the two companies will collaborate on the development of next generation 5G wireless technologies. The Company will perform technology services and will receive funding as part of the collaboration. The initial term of the agreement is for one year, but may be renewed upon mutual agreement of the two parties.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Effective April 14, 2015, the Company issued $12 million in convertible notes to an affiliate of Nokomis Capital LLC. The notes may be converted to ordinary shares at a conversion rate of 540.5405 shares or ADS for each $1,000.00 of convertible debt at any time from the effective date until April 14, 2018 at which time any unconverted balance shall be repaid by the Company. The convertible notes bear interest at 7% per annum, with annual interest payable in the equivalent face amount of convertible notes. In the event that the Company issues ordinary shares before April 14, 2016 at a price that is equivalent to a higher conversion rate than that of the convertible notes, the conversion rate shall be adjusted to match the equivalent higher rate from the equity issuance. In addition, if the equivalent conversion rate is more that 43% higher, the conversion rate of the convertible debt shall be further adjusted to the equivalent conversion rate plus 43%.

In its meeting of March 24, 2015, the Board of Directors granted 27,200 stock options at an exercise price of $1.76.