Form 20-F
period 2015-12-31
SEQUANS COMMUNICATIONS
filed 2016-04-29
CIK 1383395

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Ordinary shares, nominal value €0.02 per share: 59,166,741 as of December 31, 2015

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

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods. The consolidated statements of operations data for the years ended December 31, 2013, 2014 and 2015, the consolidated statements of financial position data at December 31, 2013, 2014 and 2015, and the consolidated statements of cash flow data for the years ended December 31, 2013, 2014 and 2015 have been derived from our audited Consolidated Financial Statements included elsewhere in this annual report. The consolidated statement of operations data for the years ended December 31, 2011 and 2012, consolidated statement of financial position data at December 31, 2011 and 2012, and the consolidated statement of cash flow data for the year ended December 31, 2011 and 2012, have been derived from our audited Consolidated Financial Statements not included in this annual report.

Our financial statements included in this annual report were prepared in U.S. dollars in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

	Years ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product revenue	$91,742	$19,600	$10,708	$19,836	$24,669
Other revenue	1,972	2,654	3,004	2,766	7,863

Total revenue	93,714	22,254	13,712	22,602	32,532

Cost of revenue(1):
Cost of product revenue	46,167	11,781	8,616	15,435	17,970
Cost of other revenue	247	176	205	346	1,481

Total cost of revenue	46,414	11,957	8,821	15,781	19,451
Gross profit	47,300	10,297	4,891	6,821	13,081
% of revenue	50%	46%	36%	30%	41%
Operating expenses(1):
Research and development	24,926	28,365	28,357	28,634	25,305
Sales and marketing	12,960	6,562	4,449	5,278	5,985
General and administrative	8,323	8,093	7,528	6,969	5,428

Total operating expenses	46,209	43,020	40,334	40,881	36,718

Operating income (loss)	1,091	(32,723)	(35,443)	(34,060)	(23,637)
Financial income (expense)	(1,133)	(21)	(1)	98	(3,448)

Profit (Loss) before income taxes	(42)	(32,744)	(35,444)	(33,962)	(27,085)
Income tax expense (benefit)	371	234	142	162	317

Profit (Loss)	$(413)	$(32,978)	$(35,586)	$(34,124)	$(27,402)

Basic earnings (loss) per share	$(0.01)	$(0.95)	$(0.78)	$(0.58)	$(0.46)

Diluted earnings (loss) per share	$(0.01)	$(0.95)	$(0.78)	$(0.58)	$(0.46)

Number of shares used for computing:
Basic	32,611	34,680	45,456	59,142	59,145

Diluted	32,611	34,680	45,456	59,142	59,145

	At December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash, cash equivalents and short-term investments	$57,220	$28,751	$37,244	$12,489	$8,681
Total current assets	86,255	49,539	60,658	36,315	35,819
Total assets	101,030	68,402	73,528	49,415	48,856
Current and non-current loans and borrowings	—	—	—	2,133	26,287
Total current liabilities	16,087	11,954	13,258	19,048	31,072
Total equity	84,244	55,471	58,929	25,115	(1,248)

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Consolidated Statements of Cash Flow Data:
Net cash flow from (used in) operating activities	$2,763	$(22,848)	$(24,345)	$(24,406)	$(16,401)
Net cash flow used in investments activities	(10,252)	(5,511)	(3,956)	(5,625)	(5,345)
Net cash flow from financing activities	54,976	(119)	36,791	5,121	17,710
Net foreign exchange difference	(6)	9	3	(5)	(5)
Cash and cash equivalents at January 1	9,739	57,220	28,751	37,244	12,329
Cash and cash equivalents at December 31	57,220	28,751	37,244	12,329	8,288
(1) Includes share-based compensation as follows:

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Cost of revenue	$208	$156	$112	$47	$17
Operating expenses	3,966	3,033	2,052	1,230	850

Share-based compensation	$4,174	$3,189	$2,164	$1,277	$867

Exchange Rate Information

In this annual report, for convenience only, we have translated the euro amounts reflected in our financial statements as of and for the year ended December 31, 2015 into U.S. dollars at the rate of €1.00 = $1.0859, the noon buying rate for euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2015. You should not assume that, on that or on any other date, one could have converted these amounts of euros into U.S. dollars at that or any other exchange rate.

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

	Year Ended December 31,
	2011	2012	2013	2014	2015
High	1.4875	1.3463	1.3816	1.3927	1.2015
Low	1.2926	1.2062	1.2774	1.2101	1.0524
Period End	1.2973	1.3186	1.3779	1.2101	1.0859
Average Rate	1.3931	1.2859	1.3281	1.3297	1.1096

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. Dollars and the exchange rate at the end of the month based on the noon buying rate as described above. The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

	Last Six Months
	October	November	December	January	February	March
High	1.1437	1.1026	1.1025	1.0964	1.1362	1.1390
Low	1.0963	1.0562	1.0573	1.0743	1.0888	1.0845
End of Month	1.1042	1.0562	1.0859	1.0832	1.0932	1.1390

On April 22, 2016, the noon buying rate for euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, was €1.00 = $1.1239.

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

Risks Related to Our Business and Industry

We have a history of losses and have experienced a significant decline in revenue from 2011, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.

We were established in 2003 and began operations in 2004, and have incurred losses on an annual basis since inception. We experienced net losses of $35.6 million, $34.1 million and $27.4 million in 2013, 2014 and 2015, respectively. At December 31, 2015, our accumulated deficit was $184.8 million. We expect to continue to incur significant expense related to the development of our LTE products and expansion of our business, including research and development and sales and administrative expenses. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. We experienced a significant decline in revenue in the year ended December 31, 2013 to $13.7 million from $93.7 million in 2011 due to lower sales of WiMAX products, following changes in the WiMAX market in the United States beginning in the second half of 2011 and followed by many other markets in subsequent periods, and delays in the building out of LTE networks. Although revenue increased to $32.5 million in 2015, our revenue growth trends in periods prior to 2012 may not be repeated. Accordingly, we may not be able to achieve or maintain profitability, and we may continue to incur significant losses in the future.

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

Certain of our customers use third party suppliers for components, including LTE radio transceivers. If such third party suppliers are unable to assure supply to our customers, our sales to these customers could be adversely affected.

A few of our currently shipping LTE design wins use radio transceiver (RF) solutions provided by third party suppliers as the products’ frequency bands were not supported by our internal RF solutions available at the time the design was won. If such third party suppliers are unable to supply their RF solutions, have technical or quality problems with their RF solutions, or declare their RF solutions’ end-of-life, the success of our customers’ products which incorporate such third party RF solutions may be adversely impacted. For example, one such supplier, Fujitsu, announced in early 2014 that it will no longer manufacture certain RF solutions. As a result, we have purchased the estimated quantities of these RF components that existing customer products will require before the products reach end-of-life or are redesigned based on our new RF solutions. We are launching a new RF solution in 2016. If the introduction is delayed and we are unable to secure additional inventory for our customers of RF solutions that have been declared end-of-life, our sales of LTE baseband products integrated in these customers’ products could be adversely impacted.

If we fail to successfully develop, commercialize, produce and sell our module product line, our business, revenue and operating results may be harmed.

In 2013, we introduced a new product module line. Our modules incorporate many components in addition to our chipsets. We may lack the purchasing power to acquire at competitive prices certain components required to produce modules, and we do not expect to be able to command selling prices for those modules that allow us to maintain traditional semiconductor-only margins for the full module. In the near future, modules could represent a large portion of our revenue mix, which could negatively impact our overall gross margin. Certain large customers may decide to buy the modules directly from the manufacturers who purchase our chipsets, rather than us, in order to reduce their costs. This may result in a reduction of our gross profit, but an improvement of overall gross margin percentage, compared to the case where we sell the modules ourselves.

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

Until 2014, we derived a significant portion of our revenue from sales of our semiconductor solutions for the WiMAX segment of the 4G market, although by 2015 that portion has declined to less than 5% of our revenues as revenue from sales of our LTE semiconductor solutions increased. If we are unable to continue to increase revenue from the LTE market to compensate for the reduction in WiMAX revenue, our results of operations will be further harmed.

Historically, and through the end of 2014, we derived a significant portion of our revenue from the sale of our semiconductor solutions for the WiMAX market. In the second half of 2011, the WiMAX market experienced a decline due to global economic factors and a shift in strategy by large WiMAX carriers, including Sprint, the largest driver of demand for WiMAX semiconductor solutions, to LTE, which significantly harmed our results of operations for the fourth quarter of 2011 and the years ended December 31, 2012 and 2013. We have invested substantial time and resources in developing products that support LTE, and have begun to generate substantial LTE revenue starting in the third quarter of 2013. If we fail to accurately predict market requirements or market demand for LTE, or if our solutions are not successfully developed or adopted by our customers, we will be unable to generate significant revenue from the LTE market and our business will suffer. If LTE networks are deployed to a lesser extent or more slowly than we currently anticipate or if other competing 4G protocols achieve greater market acceptance or operators do not migrate to LTE, we may not realize any benefits from this investment. As a result, our business, operating results and financial condition will be significantly harmed.

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

We depend upon the continued commercial deployment of 4G wireless communications equipment, products and services based on our technology. Deployment of new networks by wireless carriers requires significant capital expenditures, well in advance of any revenue from such networks. In the past, wireless carriers have cancelled or delayed planned deployments of new networks, including, for example, commercial retail service in the Indian market. If existing deployments are not commercially successful or do not continue to grow their subscriber base, or if new commercial deployments of 4G networks are delayed or unsuccessful, our business and financial results would be harmed.

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

In addition, wireless carriers may choose to deploy technologies not supported by our solutions. If a technology that is not supported by our semiconductor solutions gains significant market share or is favored by a significant wireless carrier, we could be required to expend a significant amount of time and capital to develop a solution that is compatible with that alternative technology. If we are not successful, we could lose design wins with respect to that technology and our business and financial results would be harmed. Moreover, once a competitor’s solution is chosen by a wireless carrier, OEM or ODM we will have difficulty supplanting those solutions with ours.

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

A portion of our software development and testing activity is outsourced to a third-party provider based in Kiev, Ukraine. If political developments in Ukraine and Russia escalate to open hostilities, some of our product development activities and some customer software support activities could be adversely affected.

While we have our key engineering competencies in-house, primarily in France, the United Kingdom and the United States, we outsource some software development and testing activities to an independent third-party provider of engineering services. We work with a dedicated team of 19 software engineers based in Kiev, Ukraine. As a result of the decision of the Russian government to annex the Crimea region of Ukraine, the United States and the European Community have imposed economic sanctions on Russia. If Ukraine experiences further political instability, these engineers may be unable to work for a sustained period of time, which could adversely impact our research and development operations. We also have our own electronic equipment physically in place in Kiev which could be at risk in the event of violence in the region. We have developed a contingency plan to trigger if the engineers in Kiev are unable to continue working on their projects for us, but if our contingency plan is not effective, we could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on our revenues.

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

Our top ten customers accounted 94%, 96% and 92% of our total revenue in 2013, 2014 and 2015, respectively. The following table summarizes customers representing a significant portion of total revenue:

Customer	% of total revenues for the year ended December 31,			% of our accounts receivable at December 31,
	2015	2014	2013	2015
Customer A (Taiwan-based)	27%	Less than 10%	Less than 10%	19%
Asian Information Technology Inc.	16%	12%	0%	13%
Gemtek	14%	39%	14%	Less than 10%
Huawei	Less than 10%	25%	33%	Less than 10%

We expect that some of these customers, particularly those above 10% during 2015, could each continue to represent at least 10% of our revenue in 2016 as the market for single-mode LTE devices is in its early stages and still concentrated in a relatively small number of device makers. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. For example, in the fourth quarter of 2011 and for the years ended December 31, 2012 and 2013, our revenue decreased significantly as a result of the decline in sales to the smartphone maker HTC. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.

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

Furthermore, even if an OEM designs one of our semiconductor solutions into its product offering, we cannot be assured that its product will be commercially successful and that we will receive any revenue from that OEM. This risk is heightened because 4G technology is rapidly emerging and many of our customers do not have significant experience designing products utilizing 4G technology. If our customers’ products incorporating our semiconductor solutions fail to meet the demands of their customers or otherwise fail to achieve market acceptance, our revenue and business would be harmed.

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

Furthermore, to remain competitive and manage future expansion and growth, we must carry out extensive research and development, which requires significant capital investment. During periods of economic or market slow-down, we must also effectively manage our expenses to preserve our ability to carry out such research and development. We decreased our operating expenses in 2013, kept them fairly flat in 2014 and then decreased them again in 2015; but with our success in introducing new LTE products and gaining design wins during 2015, we expect that in 2016 we will need to increase our investment in research and development, as well as sales and marketing, general and administrative and other functions to support the growth of our business. We are likely to incur the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results.

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

The communications industry has experienced pronounced downturns, and these cycles may continue in the future. A future decline in global economic conditions could have adverse, wide-ranging effects on demand for our semiconductor solutions and for the products of our customers, particularly wireless communications equipment manufacturers or other participants in the wireless industry, such as wireless carriers. Inflation, deflation and economic recessions that harm the global economy and capital markets also harm our customers and our end consumers. Specifically, the continued deployment of new 4G networks requires significant capital expenditures and wireless carriers may choose not to undertake network expansion efforts during an economic downturn or time of other economic uncertainty. Our customers’ ability to purchase or pay for our semiconductor solutions and services, obtain financing and upgrade wireless networks could be harmed, and networking equipment providers may slow their research and development activities, cancel or delay new product development, reduce their inventories and take a cautious approach to acquiring our products, which would have a significant negative impact on our business. If such economic situations were to occur, our operating results, cash flow and financial condition could be harmed. In the future, any of these trends may also cause our operating results to fluctuate significantly from year to year, which may increase the volatility of the price of the ADSs.

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

We have in the past received and, particularly as a public company operating in a highly competitive marketplace, we expect that in the future we will receive communications and offers from various industry participants and others alleging that we infringe or have misappropriated their patents, trade secrets or other intellectual property rights and/or inviting us to license their technology and intellectual property. Any lawsuits resulting from such allegations of infringement or invitations to license, including suits challenging LTE standards, could subject us to significant liability for damages and/or challenge our activities. Any potential intellectual property litigation also could force us to do one or more of the following:

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

We design our semiconductor solutions to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc. (IEEE), the 3rd Generation Partnership Project (3GPP) and Open Mobile Alliance (OMA). We also depend on industry groups such as the Global Certification Forum (GCF) and the PTS Type Certification Review Board (PTCRB) to help certify and maintain certification of our semiconductor solutions . If our customers adopt new or competing industry standards that are not compatible with our semiconductor solutions, if industry groups fail to adopt standards compatible with our semiconductor solutions or if our customers are requiring chip certifications that we did not design our products for, our existing semiconductor solutions would become less desirable to our customers and our sales would suffer. The emergence of markets for our products is affected by a variety of factors beyond our control. In particular, our semiconductor solutions are designed to conform to current specific industry standards. Competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new semiconductor solutions. Governments and foreign regulators may adopt standards that are incompatible with our semiconductor solutions, favor alternative technologies or adopt stringent regulations that would impair or make commercially unviable the deployment of our semiconductor solutions. In addition, existing standards may be challenged as infringing upon the intellectual property rights of other companies or may become obsolete.

We outsource our assembly, testing, warehousing and shipping operations to third parties, and if these parties fail to produce and deliver our products in a timely manner and in accordance with our specifications, our reputation, customer relationships and operating results could suffer.

We rely on third parties for the assembly, testing, warehousing and shipping of our products. We rely on United Test and Assembly Center Ltd., or UTAC; Siliconware Precision Industries Limited, or SPIL; StatschipPac Limited, or SPC; and other third-party assembly and test subcontractors for assembly and testing. We further rely on a single company for logistics and storage. We depend on these parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. We are unable to maintain the same level of oversight and control of these outsourced operations as we would if we were to conduct them internally.

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

If coastal flooding, a large earthquake, volcanic eruption or other natural disaster were to directly damage, destroy or disrupt TSMC’s manufacturing facilities or the facilities of our test and assembly contractors, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. For example, substantially all of our semiconductor solutions are manufactured and assembled by third-party contractors located in Taiwan and Singapore. The risk of an earthquake or tsunami in Taiwan or Singapore, such as the major earthquakes that occurred in Taiwan in February 2016, December 2006 and June 2003, and elsewhere in the Pacific Rim region is significant due to the proximity of major earthquake fault lines to the facilities of our foundry vendor and assembly and test subcontractors. Even if these facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. Although our third-party contractors did not suffer any significant damage as a result of the most recent earthquakes, the February 2016 earthquake caused shipment delays in the first and second quarter of 2016, and the occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry vendor or assembly and test capacity. For instance, the recent earthquake and tsunami in Japan, though it did not directly cause damage to any of our third-party contractors, may impair the ability of such contractors to procure components from vendors in Japan, and alternative suppliers may not be available in a timely manner or at all, and may impair the ability of our customers to procure components other than ours that are necessary to their production process, which in turn could result in a slowing of their production and consequently of purchases of our products. Additionally, the dislocation of air transport services following volcanic eruptions in Iceland in April 2010 caused us delays in distribution of our semiconductor solutions. Any disruption resulting from such events could cause significant delays in the production or shipment of our semiconductor solutions as well as significant increases in our transportation costs until we are able to shift our manufacturing, assembling or testing from an affected contractor to an alternative vendor.

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

From time to time, we are subject to tax audits that could result in tax assessments and potential penalties, particularly with respect to claimed research tax credits due to the judgment involved in determining which projects meet the tax code’s criteria for innovation and fundamental research. For example, in May 2015, we received notification from the United Kingdom tax authorities that they made inquiries regarding the calculation method used in 2014 UK research tax credit and discussions with the authorities are ongoing. We disagree with the tax authorities’ position and intend to defend our position. We decided to record a provision for risk of £170,000 ($252,000) related to the 2014 tax credit and have opted to calculate the 2015 tax credit using a less favorable regime pending outcome of the inquiry. The UK tax authorities have not indicated any challenge to the calculation of prior periods. Our actual costs for any disputes in the future may be materially different from the provisions recorded if we are not successful in our appeal of any assessment, which could have a material adverse effect on our business.

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

Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling, the Chinese yuan and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, we estimate the impact, in absolute terms, on operating expenses for the year ended December 31, 2015 would have been $2.3 million.

We enter into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. However, hedging at best reduces volatility and helps to lock in a target rate for the following six to twelve months but cannot eliminate the fundamental exposure and may not be effective.

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

Factors that may cause our operating results to fluctuate include:

•	reductions in orders or cancellations by our customers;

•	changes in the size, growth or growth prospects of the LTE and Internet of Things markets;

•	changes in the competitive dynamics of our market, including new entrants or pricing pressures, and our ability to compete in the LTE market;

•	timing and success of commercial deployments of and upgrades to 4G wireless networks;

•	timely availability, at a reasonable cost, of adequate manufacturing capacity with the sole foundry that manufactures our products;

•	our ability to successfully define, design and release new products in a timely manner that meet our customers’ needs;

•	timing and growth rate of revenues from the LTE market;

•	changes in manufacturing costs, including wafer, test and assembly costs, mask costs and manufacturing yields;

•	the timing of product announcements by competitors or us; and

•	costs associated with litigation, especially related to intellectual property.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of the ADSs has fluctuated substantially and is likely to fluctuate in the future, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. While we do not believe we were a PFIC for 2015 there is no assurance that we will not be a PFIC in 2016 or later years. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, having interest charges apply to distributions by us and the proceeds of ADS sales and additional reporting requirements. We do not expect to provide to U.S. holders the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Item 10.E—Taxation—Material United States Federal Income Tax Consequences.”

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

The exercise or conversion of outstanding stock options, founders warrants, warrants and convertible notes into ordinary shares will dilute the percentage ownership of our other shareholders and the sale of such shares may adversely affect the market price of the ADSs.

As of December 31, 2015, there are outstanding stock options, founders warrants and warrants to purchase an aggregate of approximately 7.4 million of our ordinary shares and more options and warrants will likely be granted in the future to our officers, directors, employees and consultants. We also have outstanding convertible notes that may be converted into 6.9 million ADSs at a conversion price of $1.85 per ADS. In addition, we entered into a convertible note agreement on April 27, 2016 to issue $8.2 million of convertible notes that may be converted into additional ADS. We may issue additional warrants or convertible notes in connection with acquisitions, borrowing arrangement or other strategic or financial transactions. The exercise of outstanding stock options, warrants, or convertible notes will dilute the percentage ownership of our other shareholders. The exercise of these options, warrants and convertible notes and the subsequent sale of the underlying ordinary shares could cause a decline in the market price of the ADSs.

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

Principal Capital Expenditures

Our capital expenditures for the years ended December 31, 2013, 2014 and 2015 amounted to $3.9 million, $6.2 million and $5.5 million, respectively. These investments in property and equipment and intangible assets primarily consisted of purchases related to LTE product development and, to a lesser extent in 2014, leasehold improvements and furnishing for our new corporate office. We anticipate our capital expenditures in the year ended December 31, 2016 to be for ongoing LTE product development. We anticipate our capital expenditure in 2016 to be financed from our cash on hand plus financing from strategic alliances, R&D project financing and/or debt. Should we decide to broaden our product range by acquiring or developing complementary technologies, we would need additional capital expenditures in order to support development of multi-mode products.

B.	Business Overview

Overview

We are a fabless designer, developer and supplier of 4G LTE semiconductor solutions for wireless mobile broadband applications, with a specific focus on the single-mode device market. Our solutions incorporate baseband processor and radio frequency, or RF, transceiver integrated circuits, or ICs, along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a competitive price.

We believe the single-mode LTE, or LTE-only, device market is a potentially large and underserved segment of the overall LTE device market, and that these devices are characterized by attractive attributes not typically found in the traditional multi-mode device market, which include legacy 2G and 3G wireless technologies. Specifically, we believe there are significant advantages in size, power consumption, product cost, development costs and certification costs for our customers producing LTE-only devices compared to their more expensive, larger, more power hungry and more complex multi-mode counterparts. Furthermore, we believe a growing proportion of cellular-connected “Internet of Things” (IoT) devices, such as industrial machine-to-machine (M2M) devices, will integrate 4G LTE connectivity solutions as result of the announced or expected shutdowns of many 2G networks and the longevity and technical advantages of 4G LTE in this market. As a result, we believe that the LTE-only market will continue to increase, especially as operators fully deploy their LTE networks and as the volume of data traffic continues to grow. We believe our LTE solutions are among the most highly optimized, efficient and mature solutions in the industry, and that they are differentiated from those of both the multi-mode solutions providers and from rivals providing single-mode 4G LTE solutions.

We have successfully brought to market seven generations of 4G wireless chipsets, including four generations of LTE chipsets. The cost, size and power efficiency of our LTE chip designs, coupled with our deep understanding of system-level architecture, our advanced wireless signal processing intellectual property and our RF expertise, enable us to provide high-performance, low-power and cost-efficient 4G semiconductor solutions, allowing us to target a wide range of wireless broadband devices. In the broadband data device market, our solutions serve as the core wireless communications platform in these devices, including smartphones; USB dongles; portable routers; embedded wireless modems for laptops, tablets, and other consumer multimedia devices; and customer-premises equipment, such as fixed wireless access modems, routers and residential gateways. In the Internet of Things device markets, our solutions provide connectivity for machine-to-machine devices in transportation, security, asset tracking, smart energy, smart city and other applications. We also expect to see strong growth in the IoT market in consumer applications such as wearables.

From 2005 through December 31, 2015, we shipped approximately 20.3 million 4G baseband-based semiconductor solutions, which have been deployed by leading wireless carriers around the world. Until the end of 2012, our shipments were primarily 4G WiMAX products. Since 2012, shipments of our LTE products exceeded our WiMAX shipments, and we expect that going forward any shipments of WiMAX products will be negligible, if at all.

Given that LTE and WiMAX share a common technology platform, we leveraged our leadership in WiMAX to successfully develop highly competitive LTE semiconductor solutions that are being deployed globally. Our LTE solutions are currently in commercial deployments in the United States, Canada, China, South Korea, India, Australia, Brazil and elsewhere.

Our LTE product line comprises two families: our StreamrichLTE™ family addresses the high-performance, feature-rich device segment, while the StreamliteLTE™ family is designed specifically to address the unique price/performance requirements of the “Internet of Things” market, including connected consumer electronics and machine-to-machine devices. The figure below highlights our portfolio strategy, which allows us to target a variety of applications with purpose-built, price/performance-optimized chipset solutions.

In 2013, we introduced the EZLinkLTE™ family of LTE modules, which provide all-in-one connectivity solutions designed to simplify the task, and reduce the cost, of embedding LTE into mobile computers, tablets, and machine-to-machine devices. Several different EZLinkLTE modules have been certified by Verizon Wireless for use on their LTE network, and are shipping in various commercial devices for the Verizon Wireless LTE network. In addition, an EZLinkLTE module has been recently approved for use by AT&T’s Network Ready Labs.

The research firm Strategy Analytics projects that the number of LTE devices shipped annually will increase from 807 million in 2015 to 1.74 billion in 2020, representing a CAGR of approximately 17%. Over 7.7 billion LTE devices are expected to ship over this timeframe, and according to Strategy Analytics, more than 1.1 billion of them will be single-mode LTE devices, about one quarter of them in the Internet of Things market.

Our LTE solutions are incorporated into devices sold by many leading OEMs and ODMs, including in the Verizon Wireless Ellipsis Jetpack MHS800L portable router, the Gemalto Cinterion® ELS31 LTE Category 1 industrial M2M module, the Best Buy Insignia Flex 8” LTE tablet, the eFun Nextbook Ares 8L and Ares 10L tablets, the Zubie GL700C In-Car WiFi and Vehicle Monitoring device, the Encore Networks EN-1000 industrial router, and in a variety of devices and modules produced by Huawei, Netcomm, Gemtek, USI, Wistron NeWeb, ZMTel and Airwire Technologies.

Our total revenue increased from $13.7 million in 2013 to $22.6 million in 2014 to $32.5 million in 2015 and our annual net loss decreased from $35.6 million in 2013 to $34.1 million in 2014 to $27.4 million in 2015.

Industry Background

Evolution of Wireless Networks

The use of wireless communications devices has increased dramatically in the past decade, and mobile phones and wireless data services have become an integral part of day-to-day communication. According to the February 2016 Cisco® Visual Networking Index, mobile data traffic is expected to grow more than eight-fold from 2015 to 2020, a compound annual growth rate of 53%, and by 2020 over 72% of this data will run on 4G networks.

This increase in wireless data traffic is driven by two primary trends. First, the pervasiveness of the Internet with its vast array of rich media content and applications along with users’ desire to be connected anywhere and anytime using a variety of different wireless devices is driving a fundamental change in wireless data usage models and increasing demand for high speed wireless data connectivity. Second, rapid advances in performance and functionality have resulted in mobile phones evolving from solely voice-centric communications devices into data-intensive devices, such as smartphones, that support high-definition video, bandwidth-intensive Internet applications and streaming multimedia content, all of which require additional wireless network throughput. As a result, current wireless carrier networks using 2G or 3G technology, originally designed primarily for voice traffic, are straining to reliably handle the dramatic increase in wireless broadband data demand.

Wireless technologies have evolved through successive generations of protocols driven by the need for more efficient networks with greater bandwidth and capacity to handle a rising number of subscribers and increasing usage of data services. Launched in 1991, 2G wireless networks, based on the Global System for Mobile Communications, or GSM, standard, and later the IS-95 standard based on Code Division Multiple Access, or CDMA, technology, were the first mobile telephone networks to use digital technology to digitize and compress voice traffic for more efficient use of spectrum bandwidth. These networks were designed primarily to support voice traffic, although ultimately they were capable of supporting data rates up to 64 kilobits per second, or Kbps, using a circuit-switched data connection.

In the late 1990s, 3rd Generation Partnership Project, or 3GPP, began defining 3G networks based on the Universal Mobile Telecommunications System, or UMTS, standard. The first UMTS networks were established in the early 2000s and ultimately supported peak downlink data rates of 28 Mbps and higher. In parallel to these 3GPP efforts, 3rd Generation Partnership Project 2, or 3GPP2, defined the specifications for CDMA2000, which supported 1xEV-DO (EVolution Data Only) implementations capable of up to 3.1 Mbps downlink speeds.

Despite the advances in data rates provided by these improvements on both the 3GPP and 3GPP2 paths, these networks remain constrained by legacy technologies that were designed primarily for voice traffic, which are characterized by limited throughput and inefficient utilization of spectrum. Unable to effectively address the fast growing demand for wireless broadband data services in a cost effective manner using legacy 2G and 3G networks, many wireless carriers are moving to what are commonly referred to as ‘4G’ networks using LTE, which provides peak downlink speeds of up to 150 Mbps (3GPP Release 9 User Equipment Category 4) to enable higher data throughput. 4G networks also provide significantly higher uplink performance than legacy networks, which is increasingly important for consumers who upload large multimedia payloads such as videos and images. LTE also provides up to 50 Mbps of uplink throughput (3GPP Release 9 User Equipment Categories 2, 3 and 4). In addition, subsequent releases of the 3GPP LTE specifications, Releases 10 and later), called LTE-Advanced, provide additional improvements in features and performance, and are already deployed by at least 163 operators worldwide, according to a January 2016 report by the Global Mobile Suppliers Association. The initial versions of LTE-Advanced can provide as much as 300 Mbps of downlink speed (3GPP Release 10 User Equipment Category 6), with subsequent versions providing downlink speeds of up to 600 Mbps and peak uplink speeds of up to 100 Mbps (3GPP Release 12 User Equipment Category 12).

The figure below provides a simplified perspective on the evolution of wireless technologies providing ever-increasing performance:

Wireless carriers are seeking to quickly deploy and transition existing wireless data services to more efficient 4G networks, which require less capital expenditure for a given amount of data throughput. At the same time, potential average revenue per account, or ARPA, can be increased by providing value-added mobile broadband services and solutions that are better enabled by the speed and performance of 4G networks. According to the February 2016 Cisco® Visual Networking Index, mobile video will increase at a 62% CAGR between 2015 and 2020, accounting for 75% of total mobile data traffic, which is particularly problematic for legacy networks to support economically. These factors are key drivers of the move by mobile network operators to LTE technology.

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

While increasing demand for mobile and fixed broadband connectivity is driving LTE technology along a performance vector, the emerging IoT market is pushing along a different vector. Many M2M and IoT applications are moving to LTE connectivity for its expected longevity, and because the technology is being optimized for reduced power and cost. Many machine-to-machine connections are of the “set it and forget it” variety, and are expected to remain operational for ten or more years. According to the February 2016 Cisco® Visual Networking Index, global M2M connections will grow at a 38% CAGR from 2015 to 2020, to 3.2 billion, representing more than 26% of all devices. The overall surge in the number of mobile and M2M connections and the traffic they produce, coupled with the relative scarcity of available wireless spectrum, has prompted a number of operators, including AT&T in the United States and others in South Korea and Japan, to announce plans to shut down their aging 2G networks so they can re-farm the spectrum for use with 4G LTE technology. As a result, many new machine-to-machine and “Internet of Things” device deployments are incorporating LTE technology, despite the fact that some may not need the throughput performance provided by LTE.

Recently, the industry has focused on new variants of LTE which optimize for low power consumption and reduced complexity, rather than high speed, in order to address the needs of machine-to-machine and other connected objects in the Internet of Things. Specifically, in 2015, LTE Category 1, with a peak downlink speed of 10 Mbps, was deployed by operators such as Verizon, T-Mobile and AT&T to enable their IoT and M2M customers to move from legacy 2G and 3G technology to LTE. And in early 2016, Telstra in Australia and NTT DoCoMo in Japan began trialing and certifying LTE Category 1 chipsets. Meanwhile, 3GPP has defined LTE-based standards for Machine Type Communications (MTC), introducing reduced complexity, reduced throughput, improved coverage and reduced power modes to the LTE standard. These new MTC features began to be introduced in 3GPP Release 12, with further additions and optimizations in Release 13. The latter introduced LTE Category M, also called LTE Category M1, featuring 1.4 MHz bandwidth and peak speeds under 1 Mbps; and it also introduced a narrowband IoT (NB-IoT) category, also called LTE Category M2, with 200 kHz bandwidth and peak speeds under 200 kbps. The graphic below depicts how various LTE categories might map to a range of IoT applications.

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

LTE has become the dominant technology for 4G wireless broadband access, particularly among large mobile operators who have historically deployed 3GPP or 3GPP2 technology. The Global Mobile Suppliers Association counted 480 commercial LTE networks in 157 countries at the end of 2015, making it the fastest developing mobile communications system technology ever. Leading this trend, according to company reports, China Mobile had over 300 million LTE subscribers at the end of 2015 and Verizon Wireless in the U.S. had 84.4 million active LTE connections at the end of 2015. According to ABI Research, LTE connections will grow from 1.35 billion at the end of 2015 to 3.51 billion by 2020, a 21% CAGR. This growth drives an LTE device market that is expected to grow from 807 million units in 2015 to 1.74 billion units in 2020.

The rapid pace of deployment of LTE networks worldwide implies that in some regions, operators are preparing to achieve LTE coverage at parity or better compared to their 2G or 3G coverage footprint. Verizon Wireless for instance has said that it has substantially completed its LTE network build as of mid-2013, achieving population coverage parity with their 3G network of over 97%. Meanwhile, South Korean and Japanese LTE operators achieved 100% population coverage in 2012. In this environment, many devices will not require 2G or 3G support. Initially, this is especially true outside the handset market, in devices such as tablets, laptops, mobile hotspots, USB modems, consumer electronics devices, and M2M applications. In these data devices the usage models are data-centric rather than voice-centric, and there are significant advantages in size, power consumption, product cost, development costs and certification costs for LTE-only implementations compared to their more expensive, larger, more power hungry and more complex multi-mode equivalents. In some regions, LTE-only handsets will emerge as well, particularly for domestic use. These LTE-only device-level advantages, coupled with the network-level economic benefits to carriers, imply that a significant market exists for LTE-only devices. Strategy Analytics expects nearly 7.8 billion total LTE devices will be shipped worldwide from 2015 to 2020, and that the LTE-only share of the total LTE device market is expected to exceed 25% by 2020.

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

Our Competitive Strengths

We believe the following competitive strengths enable us to address the challenges faced by 4G wireless semiconductor providers:

•

A strong track record of execution in 4G. We were an early provider of WiMAX products, have been shipping our wireless broadband semiconductor solutions since 2005 and developed a leading position in the WiMAX market by 2009. We also believe we are well positioned in the single-mode LTE market, with more than 40 customers having already launched or in the development phase of products using Sequans LTE chipsets, and in particular we have become recognized as a market leader in LTE for IoT chipsets. Since we commenced operations in 2004, we have accomplished the following milestones:

•

released seven generations of 4G semiconductor solutions – including four generations of LTE – that have been deployed in a variety of devices including smartphones, USB dongles, tablets, mobile routers, broadband access CPEs, in-car telematics devices and industrial IoT devices;

•

became the leading provider of WiMAX chipsets by 2010, having designed our WiMAX solution into multiple devices, including the highly successful HTC EVO 4G, the first mass-market 4G smartphone, followed by eight more HTC devices;

•

introduced our first generation LTE chipset in May 2010, a full 20MHz bandwidth TDD LTE solution, which was used by China Mobile in the first TDD LTE network demonstration and was launched in several commercial networks, including in Australia and Brazil. By 2012, we had completed a comprehensive qualification process of our second-generation LTE chipsets conducted by China Mobile and China’s Ministry of Industry and Information Technology (MIIT);

•

at the end of 2011, introduced our StreamrichLTE™ family of second-generation LTE chipset solutions, one of the industry’s first solutions to support Category 4 throughput of up to 150Mbps in the downlink. In 2012, this solution was certified on Verizon Wireless’ network;

•

introduced our StreamliteLTE™ family of products in the fourth quarter of 2012, optimized for the price/performance requirements of the “Internet of Things” market, including connected consumer electronics and machine-to-machine devices;

•

introduced our third-generation LTE chipset solution in the first quarter of 2013, supporting LTE Advanced and 3GPP Release 10 features, including support for carrier aggregation up to a total of 40MHz bandwidth and 300 Mbps Category 6 performance, an industry-first capability;

•

introduced our EZLinkLTE™ family of LTE modules in the second quarter of 2013, designed to reduce time to market for LTE-only device manufacturers, and achieved Verizon Wireless certification of the first two members of the EZLinkLTE module family;

•

successfully demonstrated our implementation of eMBMS, or LTE broadcast, technology as part of Verizon Wireless’ LTE Multicast public demonstration in New York during Super Bowl Week in the first quarter of 2014;

•

introduced our Colibri LTE chipset platform in June 2014, an all-new, cost-optimized Category 4 LTE solution and member of our StreamliteLTE family, designed for mobile computing and the Internet of Things markets. The chipset and two EZLinkLTE modules were certified by Verizon in 2015;

•	announced the launch of the Sequans-powered Best Buy Insignia Flex 8” LTE tablet and the Verizon Wireless Ellipsis Jetpack MHS800L in 2014;

•	completed an LTE Category 1 device and network field trial with Verizon Wireless and Ericsson during the fourth quarter 2014;

•

introduced the world’s first LTE Category 1 chipset, Calliope, in January 2015, a cost- and power-optimized Category 1 LTE solution and member of our StreamliteLTE family, targeting M2M and Internet of Things applications where high throughput is not a requirement. The chipset and an EZLinkLTE module were also certified by Verizon in 2015;

•	announced deployment of our Cassiopeia LTE-Advanced Category 6 chipset in devices for Italian operator Linkem in February 2015;

•	announced deployment of Sequans-powered LTE devices in India by Bharti Airtel and Tikona in February 2015;

•	announced a partnership with TCL Communication on 5G research in March 2015;

•	announced in July 2015 that Gemalto M2M had selected Sequans’ Calliope LTE Category 1 chipset to power a family of Cinterion® industrial M2M modules;

•

announced design wins with Netcomm Wireless in July 2015 and with Encore Networks in September 2015 for industrial routers, and with eFun for two Nextbook tablets in September 2015, and with Zubie for their In Car Wi-Fi and Vehicle Monitoring Device in November 2015;

•	disclosed in September 2015 that T-Mobile US had chosen our Calliope LTE Category 1 chipset for their M2M demonstration at CTIA’s Super Mobility Week event;

•	announced that Sequans’ Colibri LTE Category 4 chipset is certified for use on AT&T’s network, having passed their ADAPT chipset verification program in December 2015;

•	announced in January 2016 a strategic partnership with Foxconn subsidiary Socle, aimed at creating system-on-chip solutions for the IoT market based on Sequans’ LTE technology;

•	announced in February 2016 a strategic partnership with Verizon wireless to accelerate availability of LTE for IoT chipsets supporting 3GPP Release 13 standards for narrowband LTE technology;

•	announced in February 2016 the extension of our strategic partnership with Gemalto, who has chosen Sequans’ LTE Release 13 Category M chipset for future IoT and M2M modules;

•	announced a collaboration in February 2016 with Skyworks for developing IoT-optimized RF front-end solutions for Sequans LTE for IoT chipsets;

•	introduced in February 2016 Sequans’ fourth-generation LTE chip, Monarch, the world’s first 3GPP Release 13 LTE Category M and narrowband IoT capable chipsets, targeting low data-use IoT applications;

•	announced in February 2016 the successful completion of an LTE Category 1 trial using Sequans’ Calliope chipset with Australia’s largest operator, Telstra;

•	announced in March 2016 the certification of Sequans’ Calliope LTE Cat 1 chipset with Japan’s largest operator, NTT DoCoMo;

•	introduced the US60L, an EZLinkLTE module designed for multiple US carrier networks, and disclosed that it has been certified by AT&T’s Network Ready Labs in April 2016; and

•	disclosed in April 2016 that Sequans’ Calliope chipset platforms have completed VoLTE certification at Verizon Wireless.

•

Understanding of wireless system-level architecture and expertise in signal processing. We have an end-to-end understanding of wireless system-level architectures and networks based on our team’s experience in a broad range of wireless technologies including 2G, 3G, Wi-Fi, WiMAX and LTE. This enables us to serve as a trusted advisor to wireless carriers, OEMs and infrastructure vendors to optimize the performance of their 4G devices and networks. For example, our solutions offer improved standby-mode battery life in 4G devices as a result of our in-depth understanding of the interactions between the device and the network and of our implementation of advanced power-saving techniques in our solutions. For instance, we have implemented a proprietary technique called Dynamic Power Management in our Monarch chip that assures the longest possible battery life for IoT devices by dynamically adapting the chip’s deep-sleep implementation to the traffic patterns of various IoT use cases. In addition, we provide our customers with Wi-Fi-4G coexistence systems designs that ensure that Wi-Fi transmissions in adjacent frequencies are properly filtered to maintain 4G performance.

•	High performance solutions for 4G applications. Our solutions offer high performance for use in a wide array of 4G-enabled devices. The key performance characteristics of our solutions include:

•	high throughput with peak downlink data transfer rates of 150 Mbps in our LTE solutions and up to 300 Mbps in our LTE-Advanced solution;

•	high power efficiency in both active and idle modes using our patented idle mode optimization algorithms that improve standby time and help maximize device battery life;

•	support for an advanced technology called hybrid automatic repeat request, or hybrid ARQ, which significantly enhances RF link robustness and throughput improving mobility and range;

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

•

Highly optimized 4G solutions. We have successfully produced and ramped into commercial production six generations of 4G system-on-chip, or SoC, semiconductor solutions, and in 2016, we introduced our seventh generation 4G solution. This experience has resulted in what we believe to be one of the industry’s most efficient implementation, providing high performance at low cost and low power consumption. Some of our solutions have integrated the baseband processor and the RF transceiver into a single die, resulting in extremely high integration, small footprint and low cost. In addition, we successfully migrated our baseband processors from 130nm to 65nm CMOS technology in 2009, and again to 40nm CMOS technology with our second-generation LTE SoC which became available in 2012. Furthermore, our comprehensive software solutions help our customers get to market quickly with an optimized, mature and field proven solution. Our highly optimized solutions offer key advantages for both ourselves and our end customers:

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

•

The implementation of advanced “known good die” and wafer-level chip-scale packaging (WLCSP) technology, which reduces chip cost and design footprint, enables the creation of very small and cost-effective LTE modules

•

Simplified product design for device manufacturers, as our solutions incorporate all key components required for a 4G device in a single die or package. For instance, our Monarch chip incorporates baseband processor, RF transceiver, power management and memory in a single 6.5 x 8 mm package. We believe these advantages enable our products to be incorporated into leading edge devices that offer a high quality user experience, as well as accelerate our end customers’ time-to-market.

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

Our Strategy

Our goal is to be a leading provider of next-generation wireless semiconductors by providing best-in-class solutions that enable mass-market adoption of 4G technologies worldwide. Key elements of our strategy include:

•

Identifying, segmenting and optimally serving LTE-only market segments. As the LTE market grows and matures, and as operators aggressively build out their LTE networks and refarm their 2G and 3G spectrum to support demand for data capacity on LTE, we expect to see significant growth in the demand for single-mode LTE, or LTE-only, devices. In our estimation, this demand will come from three areas:

1)	Home and mobile routers: Mobile routers, also called mobile hotspots, provide convenient, on-the-go Internet access via WiFi for users in homes, offices, hotel rooms, vehicles and outdoor locations. Fixed-location (non-mobile) routers provide broadband Internet access for homes and businesses. Mobile routers are popular with customers of traditional mobile operators, and because of the favorable economics of LTE networks compared to 2G and 3G networks, and the potential for heavy data consumption by a mobile router user, LTE-only versions of this device type are expected to become more common. Fixed, or home, routers (also sometimes generically called broadband wireless CPE, or customer premise equipment) are increasingly being deployed as a ‘last-mile’ or wireless local loop solution by emerging operators to provide basic broadband access where it may be prohibitively expensive to deploy wireline broadband infrastructure using fiber, cable or DSL. Single mode LTE-only designs are a logical choice for these home routers for cost and performance reasons, and because the devices are not mobile and therefore do not need to ‘fall back’ to a 2G or 3G connection. Strategy Analytics projects that, together, shipment of LTE-only versions of these two device types will exceed 100 million units from 2015 and 2018. Solutions from both our StreamrichLTE family (Cassiopeia LTE-Advanced platform, for instance) and our StreamliteLTE family (Colibri LTE chipset platform) can ideally address these device types.

2)	Internet of Things and M2M devices: Increasingly, established mobile network operators are looking beyond the saturated smartphone marketplace to add the devices and users needed to maintain profitable growth. One area of particular interest to these operators is the opportunity to add connected ‘things’ (rather than people) to their networks. The traditional machine-to-machine market is considered a subset of this larger connected objects space, often called “The Internet of Things” (or IoT). While a large number of IoT connections are expected to use WiFi, Bluetooth or some other local-area or personal-area networking technology, there are many applications for wide-area connectivity which can be addressed by cellular networks. Applications for cellular connectivity include smart utility meters, asset tracking, industrial automation and monitoring, retail, smart cities, consumer wearables, agriculture and environmental monitoring, mobile/remote healthcare, security and more. Research firm Analysys Mason projects that nearly 500 million wide area connections will be in use by 2018 in these and similar markets. Given the rapid move to LTE by network operators, the spectral efficiency and low latency of LTE networks, and the longer life cycles of some of these applications, the use of LTE in many of these applications is expected to increase, despite the fact many of them do not require high throughput. This trend toward the use of LTE in the IoT market will likely accelerate with the arrival of cost- and power-optimized Category 1 LTE solutions in 2015, and further enhanced when the industry moves to implement machine type communications (MTC)-optimized 3GPP Release 13 LTE solutions, which define Category M1 (previously known as Category M) and Category M2 (previously known as Narrowband IOT or NB-IoT) user equipment categories. Among other things, these new specifications simplify the LTE requirements, reducing cost and power even further, such that these Release 13 implementations are expected to rival 2G in terms of cost and power. Our StreamliteLTE family is targeted at the IoT market, and our world-first Calliope Category 1 LTE chipset platform, announced in January 2015, is already certified and shipping in commercial products. Monarch, the world’s first LTE Category M chip, was announced in February 2016.

3)	Mobile computing and public safety: Cellular-connected data-only (non-handset) devices such as tablets and mobile PCs are popular with consumers and enterprises, and are a natural fit for LTE due to its performance and the always-connected nature of connectivity. Given the operators’ desire to move data traffic off of legacy 2G and 3G networks and onto their LTE networks, it increasingly makes sense for many of these devices to implement an LTE-only connectivity solution. Strategy Analytics estimates that more than 275 million LTE-only tablets, mobile PCs and mobile routers will ship from 2015 to 2018. Furthermore, the public safety and emergency responders equipment segment is undergoing a technology transition that favors the use of LTE in terminals and handhelds. We have several products in both our StreamrichLTE family (Cassiopeia LTE-Advanced platform, for instance) and our StreamliteLTE family (Colibri LTE chipset platform) that can ideally address these device types.

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

•

Leveraging our multiple generations of 4G chip design experience to become a leader in advanced LTE technology and cost efficiency. We have more than ten years and seven generations of 4G chip design experience, resulting in highly optimized and cost-efficient chip implementations and deep technical expertise, allowing us to be among the first in the industry to deliver new capabilities to market, as well as to enable extremely cost-competitive solutions. For example, we developed a full 20MHz bandwidth TDD LTE solution which was used in the first TDD LTE network demonstration by China Mobile in 2010. In 2011, we announced our second-generation LTE solution, the Mont Blanc LTE chipset platform (SQN3120 and SQN3140), which we believe provides differentiated performance, power efficiency and system cost advantages to manufacturers serving all potential LTE markets, enabling wireless carriers such as Verizon Wireless, AT&T and others to migrate to LTE. With this second-generation Mont Blanc LTE chipset platform, we were among the first LTE chip vendors to demonstrate the full 150Mbps downlink throughput capability defined in the 3GPP specification for LTE Category 4 devices. In December 2012, we disclosed the performance gains achieved in a trial with Softbank using our proprietary interference cancellation technology, Sequans AIR™. In February 2013, we announced Cassiopeia, a third generation LTE chipset platform with support for LTE Advanced features, including carrier aggregation support for up to 40MHz aggregated bandwidth and 300 Mbps Category 6 downlink performance, the only such capability in the industry at that time. In May 2013, we introduced our EZLinkLTE™ family of LTE-only modules, aimed at speeding time to market for our customers. In February 2014, we demonstrated a commercial-ready implementation of LTE Broadcast in Verizon Wireless’ LTE Multicast demonstration in New York during Super Bowl week. Finally, the cost and power efficiency achieved from our multiple generations of 4G modem design has enabled us to deliver our StreamliteLTE family of products at attractive price points, enabling LTE connectivity to be embedded in a wide range of cost-sensitive IoT applications in both consumer and machine-to-machine applications. The most recent members of our StreamliteLTE family are the Colibri LTE Category 4 chipset platform, announced in 2014, the Calliope LTE Category 1 chipset platform, introduced in January 2015, and our fourth generation LTE chip, Monarch, an LTE Category M1/M2 capable chip, announced in February 2016.

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

Our primary products during the last three financial years are summarized in the table below.

Platform Name Chipset ID Family	Description	Target Applications					Key Features
		Handsets	Tablets/ Embedded Laptops	Mobile Routers	IoT and M2M	CPE

Monarch SQN3330	LTE Release 13 BB+RF+ PMIC				•		LTE UE Category M1 and M2 (NB-IoT) supported; Baseband, RF transceiver, memory and power management integrated in a single package; power-optimized for Internet of Things and M2M applications requiring lower throughput.

Calliope SQN3223	LTE Release 9/10 BB				•		40nm technology, 10Mbps CAT1 peak throughput, USB and HS UART interfaces, integrated processor, cost- and power-optimized for Internet of Things and M2M applications requiring lower throughput. WLCSP.

Colibri SQN3221	LTE Release 9/10 BB		•	•	•	•	40nm technology, 150Mbps CAT1 peak throughput, USB and HS UART interfaces, integrated processor, optimized price/performance for mobile computing and M2M markets. WLCSP.

Colibri / Calliope SQN3241	LTE RF		•	•	•	•	Supports 700-900MHz and 1.8-2.7GHz, up to 20 MHz bandwidth. WLCSP.

VZ120Q	Calliope-based surface-mount all-in-one LTE module for Verizon Wireless network		•	•	•		20mm x 21mm x 1.5mm, surface-mountable module with integrated power management, clocks, Flash and DDR memories, and RF front-end supporting bands 4 and 13; Verizon Wireless and GCF certified. eMBMS and VoLTE capable

VZ22Q	Colibri-based surface-mount all-in-one LTE module for Verizon Wireless network		•	•	•		20mm x 21mm x 1.5mm, surface-mountable module with integrated power management, clocks, Flash and DDR memories, and RF front-end supporting bands 4 and 13; Verizon Wireless and GCF certified. eMBMS and VoLTE capable

VZ22M	Colibri-based M.2 form-factor LTE module for Verizon Wireless network		•		•	•	M.2 module with integrated power management, clocks, Flash and DDR memories, and RF front-end supporting bands 4 and 13; Verizon Wireless and GCF certified. eMBMS and VoLTE capable

US60L	Colibri-based surface-mount all-in-one LTE module for multiple US carrier networks		•	•	•		31.5 x 22 x 1.85 mm, surface-mountable module with integrated power management, clocks, Flash and DDR memories, and RF front-end supporting bands 2, 4, 5, 12, 13 and 17; AT&T certified. eMBMS and VoLTE capable

Cassiopeia SQN3220	LTE-Advanced Release 10 BB		•			•	Carrier aggregation up to 20 + 20 MHz

Platform Name Chipset ID Family	Description	Target Applications					Key Features
		Handsets	Tablets/ Embedded Laptops	Mobile Routers	IoT and M2M	CPE

Mont Blanc/ Cassiopeia SQN3240	LTE RF	•	•	•	•	•	Supports FDD and TDD 700 MHz – 2.7 GHz, up to 20 MHz bandwidth

Mont Blanc SQN3120	LTE Release 9 BB		•	•	•	•	40nm technology, 150Mbps Category 4 peak throughput, USB, SDIO and gigabit Ethernet interfaces, embedded SDRAM plus integrated processor.

Mont Blanc SQN5120	LTE Release 9 + WiMAX BB			•		•	As in SQN3120, plus integrated WiMAX baseband, seamless WiMAX-LTE handover support

Mont Blanc SQN3140	LTE RF	•	•	•	•	•	Supports 2.3—2.7 GHz and 3.3—3.8 GHz TDD LTE bands, up to 20 MHz bandwidth

VZ20Q	Surface-mount LTE module for Verizon Wireless network		•		•		17mm x 24mm surface mountable module with integrated RF front end; Verizon Wireless certified

VZ20M	M.2 form-factor LTE module for Verizon Wireless network		•		•	•	M.2 module with integrated RF front end and power management; Verizon Wireless certified

SQN1210	WiMAX BB + RF SoC	•	•	•	•		65nm technology, integrated multi-band RF transceiver, embedded SDRAM

SQN1220	WiMAX BB + RF SoC			•		•	As in SQN1210, plus integrated processor with VoIP support

Abbreviations used in this table: BB = baseband processor, CPE = customer premise equipment, EOL = product declared end-of-life, FDD = frequency division duplexing, IoT = Internet of Things, nm = nanometer, PMIC = power management IC, RF = radio frequency transceiver, SDRAM = Synchronous Dynamic Random Access Memory, SoC = system-on-chip, TDD = time division duplexing, VoIP = Voice over Internet Protocol.

In June 2014, we announced a new, cost-optimized LTE chipset platform in our StreamliteLTE family of products, Colibri, based on the SQN3221 baseband and SQN3241 RFIC. Colibri provides up to Category 4 150Mbps peak downlink throughput, and is offered in a WLCSP known-good die format, which reduces cost and footprint compared to traditional packaged semiconductors.

In January 2015, we announced a new, cost- and power-optimized LTE chipset platform in our StreamliteLTE family of products, Calliope, based on the SQN3223 baseband and SQN3241 RFIC. Calliope is limited to Category 1 10Mbps peak downlink throughput, and is offered in a WLCSP known-good die format, which reduces cost and footprint compared to traditional packaged semiconductors. Because of the new die design, which is optimized for the lower throughput, the chip is smaller and consumes less power than higher-performance implementations, making it ideal for M2M and Internet of Things applications.

In February 2016, we announced a new Release 13 chipset, Monarch, capable of supporting both LTE Category M1 and Category M2. Monarch includes the baseband processor, RF transceiver and power management circuitry in a single package. It is targeted at lower data-use IoT applications, including sensors, wearables and utility meters.

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

In the LTE market, we expect to face competition from established semiconductor companies such as Intel Corporation, Mediatek, Qualcomm Incorporated, Samsung Electronics Co. Ltd., and Spreadtrum, as well as smaller entrants in the market such as Altair Semiconductor (acquired in January 2016 by Sony Corporation) or GCT Semiconductor.

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

Our business development team is organized regionally and by wireless carrier. In addition to identifying new business opportunities based on the wireless carriers product launch plan, the business development team also works to understand the wireless carriers’ future technological requirements, so that we can incorporate appropriate features in our product roadmap. We have a business development team of both dedicated employees and outside contractors.

Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of December 31, 2015, we had a direct sales force serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, Korea and Japan; India; Europe; the Middle East and North and South America. In China, Japan, India, Korea and Brazil we supplement our direct sales team with local distributors and/or sales representatives who handle certain customer communications, logistics and customer support functions.

Our sales force works closely with a team of technical support personnel which is part of the engineering and product development department. This team assists customers in solving technical challenges during the design, manufacturing implementation and certification phases of a customer’s product life cycle. The information obtained from customer support is then communicated back to the direct product development teams to be considered in future software releases or hardware development. This high-touch approach allows us to facilitate the successful certification and acceptance by the wireless carriers of our customers’ products, which speeds time-to-market for our customers and reinforces our role as a trusted advisor to our customers.

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

Our marketing strategy is focused on enabling broad adoption of 4G solutions and communicating our technology advantages to the marketplace. This includes building awareness of and preference for our technology at wireless carriers who generate demand for 4G-enabled devices. By working to understand carrier services strategies, device roadmaps and technical requirements, we believe we are better positioned to drive our roadmap to meet these needs, to influence their choice of technology suppliers, and to identify manufacturers in the wireless industry who are best prepared to serve the needs of the wireless carrier. For example, by engaging early with China Mobile, we were able to understand their requirements and achieve aggressive timelines for delivering our LTE solution for their demonstration network. In addition, our collaboration with Sprint allowed us to understand their user experience goals, which led to the implementation of an optimized 3G-4G handover capability and reduced idle-mode power consumption for handsets incorporating our solutions. More recently, our technical and business relationships with Verizon Wireless have allowed us to anticipate requirements and develop solutions tailored for their network, which helped us secure several design wins and launch multiple products for that network in 2014, including the Verizon Ellipsis Jetpack MHS800L and the Best Buy Insignia Flex 8” LTE tablet, and in 2015 the Encore Networks EN-1000 industrial router, the eFun Nextbook Ares 8L and Ares 10L tablets available at Walmart, and the Zubie GL700C In-Car WiFi and Vehicle Monitoring device available at Best Buy.

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

As of December 31, 2015, we had 18 employees and 1 outside contractor in our business development, sales and marketing team.

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

Our top ten customers accounted for 94%, 96% and 92% of our total revenue in 2013, 2014 and 2015, respectively. Customer A accounted for 27% of our revenue in 2015 but was less than 10% in 2013 and 2014. Asian Information Technology Inc., a new customer in 2014, accounted for 12% of total revenue in 2014 and 16% in 2015. Gemtek accounted for 14% in 2013, 39% in 2014 and 14% in 2015. Huawei, through sales via dedicated distributors, accounted for 33% and 25% of our revenue in 2013 and 2014, respectively, but was less than 10% of revenue in 2015. Verizon Wireless and Customer F (a U.S. based corporation) accounted for 22% and 10%, respectively, of our total revenue in 2013, but less than 10% of our total revenue in 2014 and 2015. The terms and the existence of our commercial relationships with Customers A, B, C, D, E and F currently are subject to non-disclosure agreements. The following is a list of our top ten customers, in alphabetical order, based on total revenue during 2015:

• Asian Information Technology Inc. • Gemalto • Gemtek Electronics Co • Netcomm Wireless, Ltd • TCL Communications Ltd	• Verizon Wireless • Customer A (Taiwan-based corporation)) • Customer B (Taiwan-based corporation) • Customer C (European-based corporation) • Customer D (European-based corporation)

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

We us use USI (Universal Scientific Industrial (Shanghai) Company Limited) and AcSiP Technology Corporation for manufacturing of our modules.

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

We do not have any manufacturing agreements with our foundry or with our testing and packaging or module vendors, other than a framework agreement with UTAC, and we place our orders with our foundry and other vendors on a purchase order basis. See “Risk Factors—Risks Related to Our Business and Industry”.

Intellectual Property

We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At December 31, 2015, we had 28 issued and allowed United States patents, 17 European patents, and 36 pending United States and European patents. The first of our issued and allowed patents is not expected to expire until 2025.

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

In 2015, we entered into an agreement to license the patent portfolio of Gemalto S.A., including at least one patent which may be considered essential for the LTE standard.

Facilities

Our principal executive offices are located in Colombes, France, consisting of approximately 21,625 square feet under a lease that expires in December 2023, but which may be cancelled in December 2020. This facility accommodates our principal research and development, product marketing, and finance and administrative activities.

We have a 4,236 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2020, with the option to cancel in October 2017. We have a 1,973 square-foot facility in Petach Tikva, Israel, which houses a small research and development team, and sales and technical support personnel, under a lease that expires in December 2016. We have a 1,711 square-foot facility in Shenzhen, China, which accommodates sales and technical support personnel, under a lease that expires in June 2016. We have a 1,600 square foot office in Singapore under a lease expiring in February 2017. We have a 1,207 square-foot facility in Burnsville, Minnesota for engineering personnel under a lease that expires in June 2017. We rent additional office space in Taipei, Taiwan; Shanghai, China; Seoul, South Korea and in the U.S. under short-term lease agreements.

We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

C.	Organizational Structure

The Company is the ultimate parent of the group comprised of the Sequans Communications S.A. and its subsidiaries at December 31, 2015:

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

Item 5. Operating and Financial Review and Prospects

Summary

We are a leading fabless designer, developer and supplier of 4G LTE semiconductor solutions for wireless broadband applications. Our solutions incorporate baseband processor and RF transceiver ICs along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a low cost.

We shipped 1.8 million semiconductor units during 2015, compared to 1.5 million units during 2014 and 900,000 units during 2013. Our total revenue was $32.5 million in 2015, compared to $22.6 million in 2014 and $13.7 million in 2013.

We currently have approximatively 40 end customers worldwide, consisting primarily of OEMs and ODMs for CPE, home routers, mobile routers, USB dongles, embedded devices, mobile computing devices and other data devices. We derive a significant portion of our revenue from a small number of end customers, and we anticipate that we will continue to do so for the foreseeable future. We do not have long-term purchase agreements with any of our end customers and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers. Customers representing more than 10% of total revenue in any of the years 2013, 2014 or 2015 and their locations are as follows:

Customer Location	% of total revenue for the year ended December 31,
	2015	2014	2013
China	27%	Less than 10%	0%
Taiwan	16%	12%	0%
China	14%	39%	14%
China	Less than 10%	25%	33%
United States	Less than 10%	Less than 10%	22%
United States	Less than 10%	Less than 10%	10%

Our Consolidated Financial Statements for 2013, 2014 and 2015, have been prepared in accordance with IFRS as issued by the IASB.

A.	Operating Results

Revenue

Our total revenue consists of product revenue and other revenue.

Product Revenue

We derive substantially all of our revenue from the sale of semiconductor solutions for 4G wireless broadband applications, and we currently expect to continue to do so for the foreseeable future. Our solutions are sold both directly to our end customers and, to a lesser extent, indirectly through distributors.

Our sales cycles typically take 12 months or more to complete, and our solutions are generally incorporated into our end customers’ products at the design stage. Prior to an end customer’s selection and purchase of our solutions, our sales force and applications engineers provide our end customers with technical assistance in the use of our solutions in their products. Once our solution is designed into an end customer’s product offering, it becomes more difficult for a competitor to sell its semiconductor solutions to that end customer for that particular product offering given the significant cost, time, effort and risk involved in changing suppliers. In addition, once we win a particular design with an end customer, we believe our ability to penetrate other product families at that end customer increases significantly.

Prior to 2013, our product revenues were primarily generated by sales of our WiMAX products. Sales of our LTE products began to contribute materially to revenues in the second half of 2013 due to the timing of our products availability and the deployment timing of the operators where we are focused. Our product revenues increased in 2014 primarily due to increasing sales of LTE products. Product revenues in 2015 were derived nearly entirely from sales of LTE products.

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

In the second half of 2013, we had initial sales of our module products, which continued in 2014 and 2015. We introduced our modules in order to accelerate market adoption of LTE functionality in data devices such as tablets, notebook computers, consumer devices and machine-to-machine devices. The ASP of the module is much higher than the ASP of our semiconductor solutions as many other components are added in order to provide a complete LTE solution.

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

Other Revenue

Other revenue consists of the sale of licenses to use our technology solutions and revenue from associated annual software maintenance and support services, as well as technical support services and development services. Development services include advanced technology development services for technology partners and product development and integration services for customers, and wireless operators. We license the right to use our solutions, including embedded software that enables our end customers to customize our solutions for use in their products. The license generally is perpetual and covers unlimited product designs by the end customer. We expect that we will continue to sign new license agreements as we begin working with new customers, but we do not expect that such licenses will generate significant revenues.

Development services agreements typically call for a number of milestones to be delivered over several quarters, with revenue generally recognized on the percentage of completion method as contract progresses. Until 2015, such service agreements were occasional in nature, where we earned revenue from two customers under such agreements in 2013 and from three customers in 2014, resulting in an increase in other revenue in 2013 compared to 2012 and then remaining fairly flat in 2014. In 2015, with the signature of several agreements with large companies such as TCL, Gemalto, and others, development service revenue increased compared to 2014.

With the continuation in 2016 of many of the development services contracts executed in 2015, as well as our expectation that we will continue to enter into these kind of agreements, we expect other revenue, compared to 2015, to remain flat or increase slightly in absolute terms in future periods as we continue to provide services on particularly complex projects, and in the short term it is likely to remain a significant percentage of our total revenue.

The following table sets forth our total revenue by region for the periods indicated. We categorize our total revenue geographically based on the location to which we invoice.

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Asia	$8,169	$19,984	$24,943
Europe, Middle East, Africa	541	101	3,635
Americas	5,002	2,517	3,954

Total revenue	$13,712	$22,602	$32,532

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

Early in the life cycle of our products, we typically experience lower yields and higher associated costs,. Over the life cycle of a particular product, our experience has been that the cost of product revenue has typically declined as volumes increase and test operations mature, while ASPs generally decline.

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

Cost of Other Revenue

As most of the costs related to other revenue are incurred as part of our normal research and development efforts, we allocate to cost of other revenue only the specific incremental costs related to generating maintenance and technical support and development services revenue.

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

Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. As we operate in a highly innovative, dynamic and competitive sector, the costs incurred from the point that the criteria for capitalization are met to the point when the product is made generally available on the market are not material. Through 2014, all research and development expense had been expensed as incurred. In 2015, a total of $0.4 million of development costs incurred late in the development cycle was capitalized as we considered that the criteria for capitalization had been met. 2015 was the first year that material amounts of these kind of costs had been incurred and that the capitalization criteria had all been met. We expect that we will continue to capitalize some development costs going forward.

Research and Development Incentives

In France and the United Kingdom, we receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to remain fairly stable or decline slightly in the short term. For 2015, we recorded a net amount of approximately $2.5 million in tax incentives.

In France, we also receive incentives in the form of grants from agencies of the French government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received and all relevant conditions will be complied with. For 2015, we recorded approximately $1.2 million in grants compared with approximately $0.4 million in 2014. In November 2014, we received $3.9 million in advances on grants and debt financing related to a large research project funded by the French government, called FELIN. The total value of the project funding for the Company is €7.0 million ($9.0 million) to be received over three years. Of the €7.0 million, €3.0 million is in the form of a grant and €4.0 million is in the form of interest-bearing debt to be repaid beginning in 2018 and through 2020. We expect that the amounts we recognize from such incentives combined will remain fairly flat in 2016.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our business development, sales and marketing personnel, commissions paid to independent sales agents, marketing fees paid to industrial partners, the costs of advertising and participation in trade shows, depreciation and facilities expenses. We expect the size of our business development, sales and marketing organization to remain flat or increase slightly in 2016 and expect sales and marketing expense to remain fairly stable or increase slightly.

General and Administrative

General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; investor relations costs; insurance; and depreciation. Information technology and facilities expenses are accounted for as overhead and allocated across all departments of the Company based on a pro rata basis. We expect general and administrative expense to remain fairly flat or increase slightly in 2016.

Interest Income (Expense), Net

Interest income consists of interest earned on cash and cash equivalent balances. We have historically invested our cash primarily in commercial bank accounts, short term deposits and money market funds.

Interest expense relates to our convertible debt and our government debt put in place in 2015, our accounts receivable financing facility put in place in 2014, and the research project loan received in 2014.

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

Revenue Recognition

Our policy for revenue recognition, in instances where multiple deliverables are sold contemporaneously to the same counterparty, is in accordance with IAS 18.13. When we enter into contracts for the sale of products, licenses and maintenance and support and development services, we evaluate all deliverables in the arrangement to determine whether they represent separate units of accounting, each with its own separate earnings process, and their relative fair value. Such determination requires judgment and is based on an analysis of the facts and circumstances surrounding the transactions. We apply judgment for contracts when the first year of maintenance is included in the software license price. For such contracts, an amount equal to the relative fair value of one year of maintenance is deducted from the value of the license and recognized as revenue over the period of maintenance. The difference between license and maintenance services invoiced and the amount recognized in revenue is recorded as deferred revenue.

Revenue from technical support and development services is generally recognized using the percentage-of-completion method when the outcome of the contract can be estimated reliably. This occurs when total contract revenue and costs can be estimated reliably and it is probable that the economic benefits associated with the contract will flow to the Company and the stage of contract completion can be measured. Estimating the cost to complete the services requires judgment. We base our estimate on the estimated hours and level of engineer to complete the project, plus any external costs required to perform the services. In certain circumstances, revenue is recognized based on the achievement of contract milestones. We recognize revenue on milestones when the milestone is substantive based on technical merits, and we have obtained customer acceptance that the milestone has been achieved. Our policy for revenue recognition is further explained in Note 2.3 to our Consolidated Financial Statements contained elsewhere in this annual report.

Inventories

Inventories consist primarily of the cost of semiconductors, including wafer fabrication, assembly, testing and packaging; components; and modules purchased from subcontractors. We write down the carrying value of our inventories to the lower of cost (determined using the moving average method) or net realizable value (estimated market value less estimated costs of completion and the estimated costs necessary to make the sale). We write down the carrying value of our inventory for estimated amounts related to lower of cost or market value, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. The estimated market value of the inventory is based on historical usage and assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions on a product-by-product basis. Once established, inventory reserves are not reversed until the related inventory has been sold or scrapped. Actual demand may differ from forecasted demand and these differences may have a material effect on recorded inventory values and cost of revenue.

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

In 2013, we reviewed the value of inventory of products which had not been declared end-of-life and for slow-moving products and related components. Based on the latest estimations of demand at that time, the provision for WiMAX related inventory was adjusted and resulted in a net inventory provision reversal of $0.2 million in the fourth quarter of 2013.

In 2014, the last major WiMAX project shipped throughout the year, but the customer indicated to us in the fourth quarter that quantities for 2015 would be much lower. In addition, while we were selected for one other major WiMAX project in the third quarter, during the fourth quarter other projects that we had been working on were delayed or canceled. Consequently, we provided for all remaining WiMAX inventory except for amounts of two products which were expected to ship for identified projects. The total inventory provision recorded in 2014 was $1.9 million. WiMAX inventory of finished goods and components remaining on the balance sheet at December 31, 2014 totaled $0.9 million.

In 2015, we sold $0.2 million of the remaining inventory from December 31, 2014 to an existing customer in the first quarter of 2015. The new WiMAX projects identified in 2014 were either further delayed or were put on hold. Therefore, we recorded a provision for slow-moving inventory for the remaining $0.7 million of WiMAX inventory as of December 31, 2015.

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

Prior to January 1, 2015, as the Company had a short history of being publicly traded, it was not practicable to determine the volatility of the underlying shares based on the Company’s own experience. Therefore, as allowed by Appendix B (paragraphs 26 to 29) of IFRS2 Share-based Payment, the historical volatility of similar entities (a selection of publicly-traded semiconductor companies) after a comparable period in such companies’ lives was used). For the year ended December 31, 2015, the assumption has been based on the Company’s volatility.

We recognize compensation expense only for the portion of share options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from our estimates.

For 2013, 2014 and 2015, we recorded employee share-based compensation expense of $2.2 million, $1.3 million and $0.9 million, respectively. Share-based compensation expense related to non-employees was not material for 2013, 2014 and 2015.

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

•

trade payables: book value generally is deemed to be equivalent to fair value because of their relatively short holding period. Trade payables with extended payment terms are discounted to present value;

•

convertible debt and embedded derivative: Company’s convertible debt has optional redemption periods/dates occurring before their contractual maturity. The holder of the convertible debt has the right to request conversion at any time from their issue. Specifically, the option component of the convertible debt has been recorded as an embedded derivative at fair value. The fair value was determined using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option). The assumptions used in calculating the value of the conversion represent the Company’s best estimates based on management’s judgment and subjective future expectations, and

•	Other derivatives: fair value based on mark to market value.

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

Comparison of Years Ended December 31, 2014 and 2015

	Year ended December 31,		Change
	2014	2015	%
	(in thousands)
Revenue:
Product revenue	$19,836	$24,669	24%
Other revenue	2,766	7,863	184

Total revenue	22,602	32,532	44

	Year ended December 31,		Change
	2014	2015	%
	(in thousands)

Cost of revenue:
Cost of product revenue	15,435	17,970	16
Cost of other revenue	346	1,481	328

Total cost of revenue	15,781	19,451	23

Gross profit	6,821	13,081	92
Operating expenses:
Research and development	28,634	25,305	(12)
Sales and marketing	5,278	5,985	13
General and administrative	6,969	5,428	(22)

Total operating expenses	40,881	36,718	(10)

Operating income (loss)	(34,060)	(23,637)	(31)
Financial income (expense):
Interest income (expense), net	(20)	(1,516)
Other financial expense	—	(145)
Change in the fair value of convertible debt embedded derivative	—	(2,036)
Foreign exchange gain (loss)	118	249

Profit (Loss) before income taxes	(33,962)	(27,085)
Income tax expense (benefit)	162	317

Profit (Loss)	$(34,124)	$(27,402)

The following table sets forth a summary of our statement of operations as a percentage of total revenue:

	Year ended December 31,
	2014	2015
	(% of total revenue)
Revenue:
Product revenue	88	76
Other revenue	12	24

Total revenue	100	100

Cost of revenue:
Cost of product revenue	68	55
Cost of other revenue	2	5

Total cost of revenue	70	60

Gross profit	30	40
Operating expenses:
Research and development	127	78
Sales and marketing	23	18
General and administrative	31	17

Total operating expenses	181	113

Operating income (loss)	(151)	(73)
Financial income (expense):
Interest income (expense), net	0	(5)
Other financial expense	0	0
Change in the fair value of convertible debt embedded derivative	0	(6)
Foreign exchange gain (loss)	1	1

Profit (Loss) before income taxes	(150)	(83)
Income tax expense (benefit)	1	1

Profit (Loss)	(151)	(84)

Revenue

Product Revenue

Product revenue increased 24% from $19.8 million in 2014 to $24.7 million in 2015. This increase was due to higher sales of LTE products, while WiMAX product revenue decreased significantly. LTE product revenues were driven primarily by customers with products for emerging markets and emerging carriers and by customers selling into the U.S. market. Increased revenues also reflect a product mix with a higher percentage of module sales; modules have a higher average selling price than chipsets.

In 2015, we shipped approximately 1.7 million of units of LTE products compared to 900,000 units in 2014, and approximately 100,000 units of WiMAX products compared to 800,000 units in 2014. We expect our LTE product revenue to continue to increase in 2016 as the single-mode LTE market, including the market for LTE for IoT, continues its growth and as our LTE solutions are currently in commercial deployments in the U.S. and multiple countries outside of the U.S.. In addition, our solutions are under evaluation or trials with other leading wireless carriers. We do not expect any material WiMAX product revenue going forward.

Other Revenue

Other revenue increased 184% from $2.8 million in 2014 to $7.9 million in 2015, reflecting increases in both license and development services revenue 2015. License revenue increased from $400,000 in 2014 to $1.6 million in 2015, while development services revenue increased from $2.0 million to $5.9 million. Maintenance revenue remained flat at $400,000 in both years. Prior to the issuance of the audited 2015 financial statements, the estimate of costs to complete for one service contract were revised based on the best information available at that time, resulting in a remeasurement of the percentage of completion as of December 31, 2015. This remeasurement resulted in a shift of $177,000 in revenue from the fourth quarter of 2015 to the first quarter of 2016, and a corresponding increase in net loss in the fourth quarter of 2015.

Cost of Revenue

Cost of product revenue increased 16% from $15.4 million in 2014 to $18.0 million in 2015 due to higher product and manufacturing costs associated with the increased number of units sold. Cost of other revenue increased 328% from $0.3 million in 2014 to $1.5 million in 2015, reflecting the tripling of development services revenue.

Gross Profit

Gross profit increased 92% from $6.8 million in 2014 to $13.1 million in 2015, while gross margin percentage increased from 30.2% in 2014 to 40.2% in 2015, primarily due to revenue mix with more license and development services revenue in 2015. Product gross margin percentage increased from 22.2% in 2014 to 27.2% in 2015 due to better absorption of fixed production costs by a higher product revenue base and a lower provision for slow-moving WiMAX inventory, partially offset by the impact of a higher percentage of lower-margin module sales in the product revenue mix compared to 2014.

Research and Development

Research and development expense decreased 12% from $28.6 million in 2014 to $25.3 million in 2015. While there were 186 employees and independent contractors in research and development at December 31, 2015 compared to 176 at December 31, 2014, we had decreased headcount early in 2015 and only built it up again in the latter part of 2015.

These expenses are net of research and development incentives earned during the periods, which are accounted for as a reduction of research and development expense. Research and development incentives decreased by 16% from $4.4 million in 2014 to $3.7 million in 2015. In 2015, for the first time certain development expenses met the criteria for capitalization and consequently $386,000 in expenses were capitalized in late 2015 and will be amortized over the estimated useful life of the related product, three years.

Research and development costs associated with product development (including normal customer support which generates product improvements) are recorded in operating expense. In some cases, we have negotiated agreements with customers and partners whereby we provide certain development services beyond our normal practices or planned product roadmap. Amounts received from these agreements are recorded in other revenue. Incremental costs, including both internal resources and out-of-pocket expenses, that we incur as a result of the commitments in the agreements are recorded in cost of other revenue, rather than in research and development expense. Other research and development costs related to the projects covered by the agreements, but which we would have incurred without the existence of such agreements are recorded in research and development expense.

Sales and Marketing

Sales and marketing expense increased 13% from $5.3 million in 2014 to $6.0 million in 2015. The increase primarily reflects the payment of marketing incentives related to a major business initiative in 2015. Overall, there were 19 employees and independent contractors in sales and marketing at December 31, 2015 compared to 21 employees at December 31, 2014.

General and Administrative

General and administrative expense decreased 22% from $7.0 million in 2014 to $5.4 million in 2015 primarily due to a decrease of $0.2 million in stock based compensation expenses, a decrease of $0.3 million related to lower bad debt expense and the reversal of a provision for $0.5 million related to a component order cancellation penalty which was reduced in the final negotiation. There were 19 employees in general and administrative at December 31, 2015 compared to 22 employees at December 31, 2014.

Interest Income (Expense), Net

Net interest expense increased $20,000 in 2014 to $1.5 million in 2015. Interest expense increased due to the accounts receivable financing facility put in place in June 2014, the research project loan received in November 2014, the convertible debt issued in April 2015 and the two government loans received in September 2015. Interest income decreased due to lower amounts of cash and cash equivalents invested in interest-bearing accounts.

Change in Fair Value of Convertible Debt Embedded Derivative

In April 2015, we issued convertible debt. For the first year of the debt term, the conversion price is subject to change in certain circumstances where we would issue equity at a price lower than the nominal conversion rate of $1.85. This option component of the convertible debt has been recorded as an embedded derivative at fair value in accordance with the provisions of IAS 39 Financial Instruments: Recognition and Measurement. The fair value was determined using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option). The assumptions used in calculating the value of the conversion represent the Company’s best estimates based on management’s judgment and subjective future expectations. As long as the conversion price is subject to change, the embedded derivative is revalued at each balance sheet date, with the change in value recorded in financial income (expense). The embedded derivative value will be fixed in April 2016 when the conversion price is no longer subject to change. On April 14, 2015, the initial fair value of the embedded derivative was $4,055,000. The fair value is recalculated at the end of each reporting period resulting in a fair value of $6,091,000 at December 31, 2015. The change of this fair value of $2,036,000 for the year ended December 31, 2015 was recorded in the Consolidated Statement of Operations.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange gain of $249,000 in 2015 compared to $118,000 in 2014 primarily due to movements in the U.S. dollar versus the euro.

Income Tax Expense (Benefit)

In 2015, we recorded current tax expense of $311,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax loss amounting to $6,000. In 2014, we recorded current tax expense of $197,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax benefit amounting to $35,000. Deferred tax assets have not been recognized in 2015 or 2014 with respect to our losses as we have not generated taxable profits since beginning operations in 2004.

Comparison of Years Ended December 31, 2013 and 2014

	Year ended December 31,		Change
	2013	2014	%
	(in thousands)
Revenue:
Product revenue	$10,708	$19,836	85%
Other revenue	3,004	2,766	(8)

Total revenue	13,712	22,602	65

Cost of revenue:
Cost of product revenue	8,616	15,435	79
Cost of other revenue	205	346	69

Total cost of revenue	8,821	15,781	79

Gross profit	4,891	6,821	39

	Year ended December 31,		Change
	2013	2014	%
	(in thousands)
Operating expenses:
Research and development	28,357	28,634	1
Sales and marketing	4,449	5,278	19
General and administrative	7,528	6,969	(7)

Total operating expenses	40,334	40,881	1

Operating income (loss)	(35,443)	(34,060)	(4)
Financial income (expense):
Interest income (expense), net	34	(20)
Foreign exchange gain (loss)	(35)	118

Profit (Loss) before income taxes	(35,444)	(33,962)
Income tax expense (benefit)	142	162

Profit (Loss)	$(35,586)	$(34,124)

The following table sets forth a summary of our statement of operations as a percentage of total revenue:

	Year ended December 31,
	2013	2014
	(% of total revenue)
Revenue:
Product revenue	78	88
Other revenue	22	12

Total revenue	100	100

Cost of revenue:
Cost of product revenue	63	68
Cost of other revenue	1	2

Total cost of revenue	64	70

Gross profit	36	30
Operating expenses:
Research and development	207	127
Sales and marketing	32	23
General and administrative	55	31

Total operating expenses	294	181

Operating income (loss)	(258)	(151)
Financial income (expense):
Interest income (expense), net	0	0
Foreign exchange gain (loss)	0	1

Profit (Loss) before income taxes	(258)	(150)
Income tax expense (benefit)	1	1

Profit (Loss)	(259)	(151)

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

In 2014, we shipped approximately 900,000 units of LTE products compared to 200,000 units in 2013, and approximately 800,000 units of WiMAX products compared to 700,000 units in 2013. We expect our LTE product revenue to continue to increase in 2015 as the single-mode LTE market continue its growth and as our LTE solutions are currently in commercial deployments in the U.S. and multiple countries outside of the U.S.. In addition, our solutions are under evaluation or trials with other leading wireless carriers. We expect our WiMAX product revenue to decline as the product for the Japanese market comes to the end of its life and as a result of a general decline in the WiMAX market.

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

Selected Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for 2014 and 2015. This unaudited quarterly information has been prepared on the same basis as our audited Consolidated Financial Statements and includes all adjustments necessary for the fair presentation of the information for the quarters presented. You should read this table together with our Consolidated Financial Statements and the related notes thereto included in this annual report. Our quarterly results of operations will vary in the future. The results of operations for any quarter are not necessarily indicative of results for the entire year and are not necessarily indicative of any future results.

	Three months ended
	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015
	(in thousands) (unaudited)
Revenue:
Product revenue	$4,100	$4,404	$5,573	$5,759	$3,988	$6,243	$7,887	$6,551
Other revenue	404	664	885	813	820	1,253	1,471	4,319

Total revenue	4,504	5,068	6,458	6,572	4,808	7,496	9,358	10,870

Cost of revenue(1):
Cost of product revenue	2,683	2,932	3,824	6,036	2,762	4,427	5,153	5,628
Cost of other revenue	42	44	87	133	124	345	391	621

Total cost of revenue	2,725	2,976	3,911	6,169	2,886	4,772	5,544	6,249

Gross profit	1,779	2,092	2,547	403	1,922	2,724	3,814	4,621
Operating expenses(1):
Research and development	6,918	7,518	7,603	6,595	6,893	6,135	5,525	6,752
Sales and marketing	1,179	1,454	1,390	1,255	1,722	1,348	1,406	1,509
General and administrative	1,953	1,796	1,516	1,704	1,483	1,286	1,119	1,540

Total operating expenses	10,050	10,768	10,509	9,554	10,098	8,769	8,050	9,801

Operating income (loss)	(8,271)	(8,676)	(7,962)	(9,151)	(8,176)	(6,045)	(4,236)	(5,180)
Financial income (expense):
Interest income (expense), net	11	(1)	(7)	(23)	(34)	(432)	(509)	(541)
Other financial expense	—	—	—	—	—	(141)	—	(4)
Change in the fair value of convertible debt embedded derivative	—	—	—	—	—	(275)	2,488	(4,249)
Foreign exchange gain (loss)	44	30	(121)	164	226	(120)	(91)	234

Profit (Loss) before income taxes	(8,216)	(8,647)	(8,090)	(9,010)	(7,984)	(7,013)	(2,348)	(9,740)
Income tax expense (benefit)	42	41	45	34	64	55	81	117

Profit (Loss)	$(8,258)	$(8,688)	$(8,135)	$(9,044)	$(8,048)	$(7,068)	$(2,429)	$(9,857)

(1)	Includes share-based compensation as follows:

	Three months ended
	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015
	(in thousands) (unaudited)
Cost of revenue	$15	$13	$10	$9	$6	$4	$3	$4
Operating expenses	380	318	324	208	232	193	183	242

Share-based compensation	$395	$331	$334	$217	$238	$197	$186	$246

The following table sets forth a summary of our quarterly statement of operations as a percentage of total revenue:

	Three months ended
	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015
	(% of revenue) (unaudited)
Revenue:
Product revenue	91	87	86	88	83	83	84	60
Other revenue	9	13	14	12	17	17	16	40

Total revenue	100	100	100	100	100	100	100	100

Cost of revenue:
Cost of product revenue	59	58	59	92	57	59	55	51
Cost of other revenue	2	1	2	2	3	5	4	6

Total cost of revenue	61	59	61	94	60	64	59	57

Gross profit	39	41	39	6	40	36	41	43
Operating expenses:
Research and development	154	148	118	100	143	82	59	62
Sales and marketing	26	29	22	19	36	18	15	15
General and administrative	43	35	23	26	31	17	12	14

Total operating expenses	223	212	163	145	210	117	86	91

Operating income (loss)	(184)	(171)	(124)	(139)	(170)	(81)	(45)	(48)
Financial income (expense):
Interest income (expense), net	—	—	—	—	(1)	(6)	(5)	(5)
Other financial expense	—	—	—	—	—	(2)	—	—
Change in the fair value of convertible debt embedded derivative	—	—	—	—	—	(3)	26	(39)
Foreign exchange gain (loss)	2	1	(1)	2	5	(1)	(1)	2

Profit (Loss) before income taxes	(182)	(170)	(125)	(137)	(166)	(93)	(25)	(90)
Income tax expense (benefit)	1	1	1	1	1	1	1	1

Profit (Loss)	(183)	(171)	(126)	(138)	(167)	(94)	(26)	(91)

While the overall trend in product revenue is showing growth over time as more design wins begin shipping, we continue to have some volatility in quarterly revenue as many of the new design wins either ramp with some delay versus expectations, or do not ramp smoothly over time. Other revenue has increased over time as we have begun providing more development services to key customers and partners. The increase has masked the inherent fluctuation in this revenue stream due to the timing of the execution of software licenses and, the timing of performance milestones in development service agreements. Other revenue in the fourth quarter of 2015 was unusually high due a number of new development services starting as well as the execution of a large license agreement. Also, prior to the issuance of the audited 2015 financial statements, the estimate of costs to complete for one service contract were revised based on the best information available at that time, resulting in a remeasurement of the percentage of completion as of December 31, 2015. This remeasurement resulted in a shift of $177,000 in revenue from the fourth quarter of 2015 to the first quarter of 2016, and a corresponding increase in net loss in the fourth quarter of 2015.

Cost of product revenue increased from the second quarter of 2015 compared to 2014 consistent with the increases in product revenue quarter to quarter. Cost of product revenue increased in the fourth quarters of both 2014 and 2015, impacted by provisions of $1.9 million and $0.7 million, respectively, related to slow-moving WiMAX inventory (components and finished goods). Cost of other revenue increased in 2015 compared to 2014 as other revenues increased primarily due to an increase in development services; incremental costs incurred by the Company and related to development service agreements negotiated with customers and partners to develop services are recorded in cost of other revenue. In 2014, cost of other revenue related primarily to software maintenance and support and was flat as the cost of providing maintenance services was provided generally by the same number of personnel during each of these periods and does not vary significantly with the level of maintenance revenues.

Gross margin remained below 45% in 2015 as we continued to generate a portion of our revenues from our LTE modules with lower margins than our chip solutions. In the fourth quarter of 2015, gross margin reflected the impact of a write-down of the remaining WiMAX inventory, although this was partly offset by the high proportion of high margin other revenue. Excluding this inventory write-down, gross margin was 49.5%. In the first three quarters of 2014, gross margin was around 40%. In the fourth quarter of 2014, gross margin declined to 6% reflecting the impact of write-down of slow-moving WiMAX inventory. Excluding this inventory write-down, gross margin was 34.7%.

Research and development expense was favorably impacted in the first quarter of 2014 by the reversal of the tax audit provision of $338,000 on prior years’ research tax credits, as the tax authorities had accepted the Company’s position. Research and development expense decreased in the fourth quarter of 2014 due to more resources being allocated to projects which qualified for research tax credits, as well as lower discretionary spending in the quarter. Research and development expenses in the second and third quarters of 2015 were lower due to cost control measures and some delay of spending.

Sales and marketing expense remained flat in 2014 from quarter to quarter. In 2015, the overall increase throughout the year compared to the prior year primarily reflects the payment of marketing incentives related to a major business initiative in 2015.

General and administrative expense in the first quarter of 2014 reflects the provision for bad debts recorded related to two customers for $419,000. The fourth quarter of 2014 reflects a $507,000 penalty related to cancellation of a final shipment of components from a supplier, which was then partially reversed in the first quarter of 2015 due to renegotiation with the supplier. General and administrative expense in the second and third quarters of 2015 were lower due to cost control measures and some delay of spending and hiring.

Interest expense increased from the second quarter of 2015 due to the convertible debt issued in April 2015 and the two government loans received in September 2015. Interest income decreased due to lower amounts of cash and cash equivalents invested in interest-bearing accounts. In 2015, financial income (expense) was impacted by the change in fair value related to the reevaluation of the embedded derivative. Foreign exchange gains and losses resulted primarily from the change in the U.S. dollar to euro exchange rate and remeasurement of euro-based assets and liabilities at settlement or balance sheet date.

We have yet to experience an established pattern of seasonality. However, business activities in Asia generally slow-down in the first quarter of each year during the Chinese New Year period, which could harm our sales and results of operations during the period.

B.	Liquidity and Capital Resources

Sources of Liquidity

Our cash and cash equivalents and short-term investments were $8.7 million at December 31, 2015. We believe that our available cash and cash equivalents, proceeds from government funded projects and payment of research credits, plus the proceeds from strategic commercial transactions and the April 2016 convertible notes offering as described below, will be sufficient to fund our operations for at least the next 12 months.

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

In June 2012, we entered into a finance lease agreement with a French financial institution whereby we have the possibility to finance acquisitions of qualifying equipment with a total purchase price of up to €1.5 million ($2.0 million) through finance leases that are reimbursed over a 36-month period at an effective rate of interest of 4.6%. The finance lease obligation is secured by restricted cash balances on deposit with the financial institution equal to one-third of the original principal financed. The facility expired February 28, 2013 and has not been renewed. At December 31, 2015, our capital lease obligations, all current, amounted to $12,000.

In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from qualifying customers. The Company transfers to the finance company all invoices issued to qualifying customers and the customers are instructed to settle the invoices directly with the finance company. At December 31, 2015, $6.5 million had been drawn on the line of credit and recorded as a current borrowing.

In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. The total funding will amount to €7.0 million ($9.0 million) comprising a portion in the form of a grant (€3.0 million or $3.8 million) and a portion in the form of a loan (€4.0 million or $5.2 million). The funding will be paid in three installments: the first tranche at the contract signature date, the second and the third installments after milestones defined in the contract. The advance will be repaid from June 30th, 2018 to June 30th, 2020 and bears interests at a 1.53% fixed contractual rate. In 2014, the Company received €2.1 million ($2.7 million) as grant and €1.0 million ($1.2 million) as loan; the next funding is expected to be received in 2017 for approximately $1.6 million.

In April 2015, we completed the sale of a $12 million convertible note to an affiliate of Nokomis Capital, L.L.C. in a private placement transaction. The convertible note matures in April 2018 and bears interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The note is convertible, at the holder’s option, into the company’s ADSs at a conversion rate of 540.5405 ADSs for each $1,000 principal amount of the note, subject to certain adjustments, which equates to an initial conversion price of $1.85 per ADS.

In September 2015, the Company received two loans from the financial agency of the French government for a total amount of €2 million ($2.2 million). One loan of €1 million bears interest at 5.24% per year, paid quarterly; the second loan of €1 million is interest-free. The interest-free loan has been revalued using the 5.24% interest rate payable on the other loan. Both loans have seven year terms with the principal being amortized on a quarterly basis beginning in September 2017.

On April 27, 2016, we raised net proceeds of $7.0 million from the sale of convertible notes to certain institutional investors, including an affiliate of Nokomis Capital, L.L.C., in a private placement transaction. The convertible notes mature in April 2019 and bear interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The notes are convertible, at the holder’s option, into the Company’s ADSs at a conversion price equal to 1.2 times the 10-trading day volume weighted average price of the ADSs on the New York Stock Exchange beginning on April 28, 2016 and ending on May 12, 2016; provided, however, in no event shall the conversion price be below $2.00 or exceed $3.00.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Net cash used in operating activities	$(24,345)	$(24,406)	$(16,401)
Net cash used in investing activities	(3,956)	(5,625)	(5,345)
Net cash from financing activities	36,791	5,121	17,710

Net increase (decrease) in cash and cash equivalents	$8,490	$(24,910)	$(4,036)

Cash Flows from Operating Activities

Net cash used in operating activities during 2015 was $16.4 million, reflecting a net loss (before income tax) of $26.9 million, an increase in trade receivables and other receivables of $9.1 million, a decrease in inventories of $5.1 million, an increase of trade payables and other liabilities of $2.0 million and an increase of deferred revenue of $2.8 million. These and other smaller working capital adjustments were a net $0.9 million source of cash. In addition, there were several non-cash charges, including depreciation and amortization of $5.3 million, the change in the fair value of the convertible debt embedded derivative of $2.0 million, non-cash interest expense of $1.5 million and share-based compensation expense of $0.9 million during the period.

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

Cash Used in Investing Activities

Cash used in investing activities during 2015, 2014 and 2013, consisted primarily of purchases of property and equipment and intangible assets of $5.5 million, $6.2 million and $3.9 million, respectively. The higher level of capital expenditures in 2014 reflects leasehold improvement and furniture related to the new headquarter office in addition to ongoing purchases related to LTE product development.

Cash Flows from Financing Activities

Net cash provided by financing activities was $17.7 million in 2015, reflecting $11.6 million net proceeds from the issuance of convertible debt, $4.3 million proceeds drawn on the factoring line of credit, $2.1 million proceeds from government loans, offset by repayment of finance lease liabilities and payment of interest.

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

Operating and Investing Requirements

We expect our operating expenses to remain flat fairly in each quarter of 2016 compared to the fourth quarter of 2015. We expect that investments in tangible and intangible assets are likely to increase due to increased product development activity expected in 2016.

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

We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 186 employees and consultants, at December 31, 2015, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal wireless domains, including LTE, WiMAX, 2G, 3G and Wi-Fi. More than 80% of our employee engineers have more than 10 years of experience in their specific domain, and 97% of our engineers hold masters degrees.

The ability to successfully integrate and mass-produce digital and/or RF functionality in advanced process technology with acceptable yields is a significant industry challenge. Due to the robustness of our silicon design and verification methodologies, we have demonstrated competency in repeatedly achieving production-capable products with the first version of our chip designs, reducing time to market and avoiding costs associated with additional design revisions. Each of our 65nm WiMAX SoC products, which consisted of integrated baseband and RF transceiver functions, and our first two generations of 40nm LTE baseband and our first three 65nm LTE RF products, were production-ready from the initial version of the design. We believe this experience positioned us well for our migration to denser process geometry such as 28nm for our future high end products and for further integration for low cost and low power in our future chipsets for IoT. Looking ahead to future generations such as 5G, we expect this competency will serve us well as we develop ever more complex designs in more advanced process technologies.

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

Our research and development expense was $28.4 million 2013, $28.6 million for 2014 and $25.3 million for 2015.

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

The following table summarizes our outstanding contractual obligations at December 31, 2015 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Liabilities :
Government grant advances	$1,503	$916	$587	$—	$—
Research project financing	2,947	1,132	330	1,485	—
Government loans	1,851	—	463	740	648
Convertible debt and accrued expenses	8,984	—	—	8,984	—
Finance lease obligation	12	12	—	—	—
Provisions	1,713	317	668	—	728
Trade payables	9,498	9,498	—	—	—
Interest-bearing receivables financing	6,472	6,472	—	—	—
Other liabilities	3,267	10	3,257	—	—
Other current liabilities	4,604	4,604	—	—	—

Total	$40,851	$22,961	$5,305	$11,209	$1,376

Off-balance sheet commitments:
Finance lease obligation	$12	$12	$—	$—	$—
Operating leases	3,267	909	1,632	726	—
Inventory component and equipment purchase commitments	4,760	4,627	133	—	—

Total	$8,039	$5,548	$1,765	$726	$—

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as the date of this annual report.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	54	Chairman of the Board and Chief Executive Officer
Deborah Choate	52	Chief Financial Officer
Bertrand Debray	51	Chief Operating Officer
Didier Dutronc	56	Chief Marketing Officer

Directors
Yves Maitre	53	Director
James Patterson	48	Director
Hubert de Pesquidoux	50	Director
Dominique Pitteloud	54	Director
Alok Sharma	51	Director
Zvi Slonimsky	66	Director

Executive Officers

Dr. Georges Karam has served as our chairman of the board and chief executive officer since the company was founded in 2003. Before founding Sequans, Dr. Karam was vice president of cable access at Juniper Networks, running the cable engineering and marketing departments and managing the cable sales launch in the Europe, Middle East and Africa region. He joined Juniper Networks when the company acquired Pacific Broadband Communications (PBC), where he was vice president of engineering and general manager for Europe. Dr. Karam has served in a variety of senior management positions at Alcatel, SAGEM and Philips. He is a senior member of IEEE, has authored numerous technical and scientific papers and holds several patents in digital communications. Dr. Karam holds a PhD in signal processing and communication theory from Ecole Nationale Supérieure des Télécommunications, Paris.

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

Bertrand Debray has served as our chief operating officer since July 2013 and prior to that as vice president, engineering since the company was founded in 2003. Before joining Sequans, Mr. Debray was director of hardware and ASIC development in the cable product division at Juniper Networks. He joined Juniper Networks after the company acquired Pacific Broadband Communications, where he played the same role and was significantly involved in developing the cable product and team. Mr. Debray has held technical and management positions at Alcatel. He has nearly 20 years’ experience in large project development covering all access technologies, including wireless, satellite and cable. Mr. Debray holds a MSE from Ecole Nationale Supérieure des Télécommunications, Paris.

Didier Dutronc has served as chief marketing officer since March 2016. From January 2014 until March 2016, Mr. Dutronc was a director of Tapcheck Limited and Asia Business Consulting Limited both based in Hong Kong and providing services for companies targeting the IoT market. Previously, Mr. Dutronc served as senior vice president and general manager,M2M Embedded Solutions Business Unit at Sierra Wireless from February 2009 until October 2013. He also worked for Wavecom as general manager Handset BU (until Wavecom was acquired by Sierra Wireless). Earlier, he held positions at Alcatel Optronics USA, Alcatel Optronics France and Texas Instruments. Mr. Dutronc holds a BS in Electrical Engineering from ESME Sudria (France) and a MBA from IAE of Paris.

Directors

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

James Patterson has served as a director since January 2011. Mr. Patterson is currently CEO of the Patterson Advisory Group, LLC (PAG), a consultancy that specializes in start-ups for the telecom and technology industries. Mr. Patterson also serves on the advisory board of RCR Wireless. Prior to the formation of PAG, Mr. Patterson was the Executive Vice President—Business Development for Infotel Broadband Services, Ltd., a subsidiary of Reliance Industries, Ltd. Prior to Infotel, Mr. Patterson served as the chief executive officer and co-founder of Mobile Symmetry LLC, a mobile and database applications company, from August 2009 to September 2011. Prior to that Mr. Patterson held various leadership roles during his 15 year tenure with Sprint, including President of Wholesale Services from 2008 to 2009, Vice President of Cable Solutions from 2005 to 2008, Vice President of Carrier Markets and of Network Access Management from 2001 to 2005, and Vice President of Sprint E|Solutions Finance from 2000 to 2001. Prior to Sprint, Mr. Patterson was a consultant to the financial services industry at Andersen Consulting (now Accenture). Mr. Patterson holds a BA in economics from Davidson College and an MBA from the University of Virginia. He has also studied British literature and economic history at Cambridge University and completed additional post-graduate work at Georgetown University.

Hubert de Pesquidoux has served as a director since March 2011. Mr. de Pesquidoux is an Executive Partner at Siris Capital, a private equity firm focused on making control investments in data/telecom, technology and technology-enabled business service companies in North America. From 1991 until December 2009, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and as President of the Enterprise business from November 2006 until December 2008. Mr. de Pesquidoux was also previously a member of the Alcatel Executive Committee and held various executive positions including President and Chief Executive Officer of Alcatel North America, Chief Executive Officer of Alcatel Canada (formerly NewbridgeNetworks) and Chief Financial Officer of Alcatel USA. Mr. de Pesquidoux also served as the Chairman of the Board of Tekelec and currently serves as a director and audit committee chair of Radisys Corporation, Mavenir Systems, Inc. and Criteo S.A., as a director of Transaction Network Services and as executive chairman of Premiere Global Services, Inc. He is also a member of the University of Pittsburg Medical Center Information Technology Board of Visitors, which advises UPMC on matters generally related to information technology strategy, acquisition and implementation. Mr. de Pesquidoux holds a Master in Law from University of Nancy II, a Master in Economics and Finance from Institut d’Etudes Politiques de Paris, a DESS in International Affairs from University of Paris Dauphine and was a laureate in the “Concours Général de Droit”.

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

Dr. Alok Sharma has served as a director since January 2011. Dr. Sharma currently serves as management consultant for Silver Lake Partners, a global leader in technology investing with over $23 billion in combined assets under management. From September 2010 to December 2012, Dr. Sharma was the chief executive officer of Accelera Inc., a company focused on building network optimization software for mobile broadband networks. From February 2009 to August 2010, Dr. Sharma was the Senior Vice President, Corporate Development and Alliances, at Aviat Networks (earlier known as Harris-Stratex, Microwave Division of Harris Corporation), where he was responsible for leading corporate strategy, mergers and acquisitions, as well as the development of key strategic relationships for the company. Beginning in June 2004, Dr. Sharma was the founder and chief executive officer of Telsima Corporation, a provider of WiMAX broadband wireless solutions, until it was acquired by Aviat Networks in February 2009. Prior to Telsima, Dr. Sharma was the vice president and general manager of the Worldwide Cable Business at Juniper Networks from December 2001 to May 2003. Before Juniper Networks, Dr. Sharma was the founder and chief executive officer of Pacific Broadband Communications, which was acquired by Juniper Networks in December 2001. Prior to that, Dr. Sharma held senior management and technical positions at Hewlett Packard, Fujitsu/Amdahl, Integrated Device Technology and Siara Systems, a metro routing company acquired by Redback/Ericsson. Dr. Sharma holds a bachelor of engineering from the Indian Institute of Technology, Roorkee, India and a PhD in electrical engineering from the University of Wisconsin-Madison.

Zvi Slonimsky has served as a director since November 2006. Since 2005, Mr. Slonimsky has been chairman of the board of several Israeli high tech companies, currently including Maradin, Pentalum, QDM, and Surf, and previously Alvarion, Awear, Extricom and Teledata. He served as CEO of Alvarion Ltd. from 2000 to October 2005, following Alvarion’s establishment via merger of BreezeCOM and Floware in August 2001. Prior to the merger, Mr. Slonimsky was CEO of BreezeCom. Before that, he served as president and CEO of MTS Ltd. and was general manager of DSP Group, Israel. Earlier in his career, he held senior positions at several Israeli telecom companies, including C.Mer and Tadiran. Mr. Slonimsky holds a BSEE and a MSEE from the Technion Israel Institute for Technology and an MBA from Tel-Aviv University.

B.	Compensation

Compensation of Executive Officers and Directors

The aggregate compensation paid and benefits in kind granted by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2015, was approximately $2.5 million. For the year ended December 31, 2015, we estimate that approximately $14,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.

Our non-employee directors are entitled to the following annual compensation:

Attendance fees	$20,000
Attendance fees for lead independent director	$20,000
Attendance fees for board committee chairperson
Audit committee	$12,000
Compensation committee	$9,000
Nominating and corporate governance committee	$5,000
Attendance fees for board committee members
Audit committee	$6,000
Compensation committee	$4,500
Nominating and corporate governance committee	$2,500

In addition, our non-employee directors are also entitled to the following equity awards:

Initial equity award for new directors(1)(3)	Warrants to purchase 25,000 shares
Annual award for continuing board members(2)(3)	Warrants to purchase 10,000 shares

(1)	The initial equity award for new directors will have an exercise price equal to the fair market value of the ADSs on the date of grant and will be subject to vesting over a period of three years in equal installments commencing on the date of grant, subject to the non-employee director’s continued service to us through the vesting date.
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

From 2004 through April 22, 2016, our shareholders have approved and authorized the issuance of an aggregate of 12,371,500 shares under our equity plans. At April 22, 2016, there were outstanding stock options, founders warrants and warrants to purchase a total of 7,323,166 of our shares issued under our equity plans at a weighted average exercise price of $3.19, of which 2,703,200 were held by our directors and executive officers at a weighted average exercise price of $3.63 per share. Of these outstanding stock options, founders warrants and warrants, at April 22, 2016, options to purchase 4,400,499 ordinary shares were vested and exercisable, of which 2,033,438 were held by our directors and executive officers. At April 22, 2016, there were no restricted share awards outstanding.

The stock options, founders warrants and warrants granted under each of our equity plans were granted on substantially the same terms. In general, vesting of the stock options and founders warrants may occur over four years, with 25% vesting after an initial 12 months and the remaining 75% vesting monthly over the remaining 36 months, or may be immediate when linked to employee performance. In general, vesting of other warrants may be either on a monthly basis over a two-year or four-year period, or may be immediate, depending on the nature of the service contract with the consultant or adviser. The stock options, founders warrants and warrants generally expire ten years after the date of grant if not exercised earlier. In general, when a stock option or founders warrant holder’s employment service with us, or a warrant holder’s service with us, terminates for any reason, his or her stock options or founders warrants or warrants, as the case may be, will no longer continue to vest following termination. The holder may exercise any vested stock options or founders warrants or warrants for a period of 30-90 days. In the event of death, the holder’s heirs or beneficiaries shall have a period of six months to exercise such founders warrants, stock options or warrants. For stock options and founders warrants, in the event that a third party acquires a 100% interest in us, an employee holder who is subsequently dismissed has the right to exercise all of his or her options or warrants within 30 days, notwithstanding the current vesting schedule. In the event of a change of control, as defined in the warrant equity plans subject to vesting, warrants that are not yet exercisable will become exercisable for 30 days following the effective date of the change of control.

Since our public listing in April 2011, the exercise price of the stock options or warrants is the fair market value of the shares on the date of grant as determined by our board of directors, typically the closing price of the ADSs on the grant date. Prior to the public listing, the exercise price of the stock options, founders warrants and warrants was equal to the estimated fair value of the shares on the date of grant, based on our valuation, as negotiated with new investors, at the time of the last round of financing prior to the grant or based upon independent valuation analyses.

In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares and exercise prices under outstanding stock options, founders warrants and warrants.

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or have options to purchase more than one percent of our ordinary shares as of April 22, 2016:

Name (Title)	Number of Option(s)	Exercise Price	Expiration Date
Dr. Georges Karam, Chairman and Chief Executive Officer	500,000	€6.26 ($8.63)	Mar. 8, 2021
	50,000	$2.04	Dec. 13, 2022
	150,000	$1.90	Dec. 12, 2023
	170,000	$1.58	July 22, 2024
	130,000	$1.25	Dec. 11, 2024
	98,000	$1.94	Apr. 21, 2025
	170,000	$1.55	July 20, 2025
	100,000	$1.97	Dec. 14, 2025
Bertrand Debray, Chief Operating Officer	150,000	€6.26 ($8.63)	Mar. 8, 2021
	24,000	$2.04	Dec. 13, 2022
	24,000	$1.90	Dec. 12, 2023
	50,000	$1.58	July 22, 2024
	28,000	$1.25	Dec. 11, 2024
	50,000	$1.55	July 20, 2025
	24,000	$1.97	Dec. 14, 2025

C.	Board Practices

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

Our board of directors currently consists of seven directors. Under our by-laws, our board of directors may be comprised of up to nine members. Our board of directors is not currently seeking to fill the vacant positions. Our board of directors has determined that each of Messrs. Maitre, Patterson, de Pesquidoux, Pitteloud and Slonimsky qualify as independent under the applicable rules and regulations of the SEC and the NYSE.

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

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2018
Yves Maitre	Director	2014	2017
James Patterson	Director	2011	2016
Hubert de Pesquidoux	Director	2011	2017

Name	Current position	Year of appointment	Term expiration year
Dominique Pitteloud	Director	2005	2016
Alok Sharma	Director	2011	2016
Zvi Slonimsky	Director	2006	2018

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of James Patterson and Zvi Slonimsky, with Mr. Patterson serving as chairperson. The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board. In making such recommendations, the nominating and corporate governance committee considers the skills and experience of the directors or nominees in the context of the needs of our board of directors as well as the directors’ or nominees’ diversity of skills and experience in areas that are relevant to our business and activities. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the applicable rules and regulations of the NYSE. The nominating and corporate governance committee operates under a written charter.

D.	Employees

At December 31, 2015, we had 196 full-time employees, of whom 122 were located in France, 22 were in the United Kingdom, 16 were in the United States, 11 were in China, 8 were in Singapore, 7 were in Israel, 5 were in Taiwan, 2 were in India, 1 was in South Korea, 1 was in Ukraine and 1 was in Hong Kong. These employees include 153 in research and development, 18 in sales and marketing, 19 in general and administration and 6 in operations. Management considers labor relations to be good. We also have independent contractors and consultants. At December 31, 2015, we had 19 dedicated engineers from Global Logic in Ukraine for software development and testing, and also had 15 independent contractors in both research and development and sales and marketing in France and the United Kingdom.

At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2013	2014	2015
Department:
Research and development	153	150	153
Sales and marketing	13	19	18
General and administration	18	22	19
Operations	4	5	6

Total	188	196	196

Geography:
Europe, Middle East, Africa	145	150	152
Asia	31	31	28
Americas	12	15	16

Total	188	196	196

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B.—Compensation—Equity Plans” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of April 22, 2016:

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

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 59,256,349 ordinary shares outstanding as of April 22, 2016.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
5% Shareholders
Nokomis Capital, L.L.C.(1)	6,044,740	10.0%
Bpifrance Participations(2)	5,930,261	10.0
AWM Investment Co. Participations(3)	4,371,704	7.4
Add Partners and affiliates(4)	4,308,557	7.3
Dr. Georges Karam(5)	3,735,236	6.2
I-Source Gestion and affiliates(6)	3,314,226	5.6
Kennet Partners and affiliates(7)	3,177,737	5.4
Executive Officers and Directors
Dr. Georges Karam(5)	3,735,236	6.2%
Deborah Choate(8)	348,248	*
Bertrand Debray(9)	1,101,731	1.9
Didier Dutronc	0	*
Yves Maitre(10)	20,000	*
James Patterson(11)	57,000	*
Hubert de Pesquidoux(12)	59,100	*
Dominique Pitteloud(13)	77,000	*
Alok Sharma(14)	59,000	*
Zvi Slonimsky(15)	283,885	*
All executive officers and directors as a group (10 persons)(16)	5,741,200	9.4%

*	Represents beneficial ownership of less than 1%.
(1)	Based on a Schedule 13G/A filed with the SEC on February 11, 2016. Includes 4,682,740 shares held by Nokomis Capital, L.L.C., or Nokomis Capital, purchased by Nokomis Capital through the accounts of certain private funds and managed accounts (collectively, the Nokomis Accounts) and approximately 1,362,000 Ordinary Shares receivable upon conversion of presently convertible notes. Nokomis Capital is prohibited from converting the presently convertible notes held by them to obtain ownership in excess of 9.9%. Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the voting and disposition of the shares held by the Nokomis Accounts. As the principal of Nokomis Capital, Brett Hendrickson holds voting and investment power with respect to all securities beneficially owned by the Nokomis Accounts. The address of Nokomis Capital is 2305 Cedar Springs Rd., Suite 420, Dallas, TX 75201.
(2)	Based on a Schedule 13D filed with the SEC on December 24, 2015 and information provided to the Company. Includes 5,930,261 shares held by Bpifrance Participations S.A., or Bpifrance. Bpifrance is the wholly owned subsidiary of BPI-Groupe (bpifrance), or BPI. The Caisse des Dépôts et Consignations, or CDC, and EPIC BPI-Groupe, or EPIC, each hold 50% of the share capital of BPI and jointly control BPI. Nicolas Dufourcq is the Chief Executive Officer of Bpifrance and he may be deemed to have shared voting and investment power over the shares held by Bpifrance. Paul-François Fournier is the director of the Innovation Business Unit of Bpifrance and Maïlys Ferrère is the director of the Large Venture Fund of Bpifrance, and they may be deemed to have shared voting and investment power over the shares held by Bpifrance. None of BPI, CDC, EPIC, Nicolas Dufourcq, Paul-François Fournier or Maïlys Ferrère holds any shares directly. BPI may be deemed to be the beneficial owner of 5,930,261 shares, indirectly through its sole ownership of Bpifrance. CDC and EPIC may be deemed to be the beneficial owner of 5,930,261 shares, indirectly through their joint ownership and control of BPI. Nicolas Dufourcq,. Paul-François Fournier and Maïlys Ferrère disclaim beneficial ownership of the shares held by Bpifrance. The principal address for Bpifrance, BPI, EPIC, and Nicolas Dufourcq is 6-8 Boulevard Haussmann, 75009 Paris, France.
(3)	Based on a Schedule 13G filed with the SEC on February 11, 2016. Includes 4,371,704 shares held by AWM Investment Company, Inc., a Delaware corporation (“AWM”), that is the investment adviser to Special Situations Private Equity Fund, L.P. (“SSPE”), Special Situations Technology Fund, L.P. (“TECH”) and Special Situations Technology Fund II, L.P. (“TECH II”) (SSPE, TECH and TECH II will hereafter be referred to as the “Funds”). As the investment adviser to the Funds, AWM holds sole voting and investment power over 888,253 shares of Common Stock of the Issuer (the “Shares”) held by SSPE, 514,645 Shares held by TECH and 2,968,806 Shares held by TECH II. Austin W. Marxe (“Marxe”), David M. Greenhouse (“Greenhouse”) and Adam C. Stettner (“Stettner”) are members of: MG Advisers, L.L.C., a New York limited liability company (“MG”), the general partner of SSPE; and SST Advisers, L.L.C., a Delaware limited liability company (“SSTA”), the general partner of TECH and TECH II. Marxe, Greenhouse and Stettner are also controlling principals of AWM. The principal business address for AWM is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.
(4)	Based on information provided to the Company. Includes 4,308,557 shares held by ADD One LP, or ADD;. Pursuant to the constitutional documents of ADD , ADD Management Limited, or AML, has sole voting and investment power over the shares held by ADD . AML is the managing general partner of ADD One General Partner LP which in turn is the managing general partner of ADD . The board of directors of AML consists of Barry McClay, James Martin and Ipes Director (Guernsey) Limited, who share such voting and investment power. Each of Barry McClay, James Martin and Ipes Director (Guernsey) Limited disclaims beneficial ownership except to the extent of his or its pecuniary interest therein. The address of AML is 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey, GY1 2HL.
(5)	Includes 847,708 shares subject to options that are exercisable within 60 days of April 22, 2016.
(6)

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
(7)

Based on a Schedule 13G/A filed with the SEC on March 24, 2016. Includes 3,163,556 shares held by Kennet Partners II LP, or KII; and 14,181 shares held by King Street Partners LP, or KSP. Pursuant to a management agreement, Kennet Capital Management (Jersey) Limited, or KCMJL, has sole voting and investment power over the shares held by KII and KSP. The board of directors of KCMJL consists of Michael Harrop, Spencer Wells, Claire Cabot and Phillip Maletroit, who share such voting and investment power. Each of Michael Harrop, Spencer Wells, Claire Cabot and Phillip Maletroit disclaims beneficial ownership except to the extent of his or her pecuniary interest therein. The address of KCMJL is 1st Floor, Waterloo House, Don Street, St Helier, Jersey, Channel Islands JE2 7TH.

(8)	Includes 338,248 shares subject to options that are exercisable within 60 days of April 22, 2016.
(9)	Includes 120,000 shares held by Mr. Debray as custodian for his sons. Includes 234,542 shares subject to options that are exercisable within 60 days of April 22, 2016.
(10)	Includes 20,000 shares subject to warrants that are exercisable within 60 days of April 22, 2016.
(11)	Includes 47,000 shares subject to warrants that are exercisable within 60 days of April 22, 2016.
(12)	Includes 47,000 shares subject to warrants that are exercisable within 60 days of April 22, 2016.
(13)	Includes 47,000 shares subject to warrants that are exercisable within 60 days of April 22, 2016.
(14)	Includes 47,000 shares subject to warrants that are exercisable within 60 days of April 22, 2016.
(15)	Includes 263,798 shares subject to warrants that are exercisable within 60 days of April 22, 2016.
(16)	Includes 1,892,296 shares subject to options and warrants that are exercisable within 60 days of April 22, 2016.

None of our principal shareholders have voting rights different than our other shareholders.

At April 22, 2016, there were 59,028,308 of our ADSs outstanding, representing 59,028,308 our ordinary shares or 99.6% of our outstanding ordinary shares. At such date, there were 98 holders of record registered with the Bank of New York Mellon, depositary of our ADSs.

B.	Related Party Transactions

Since January 1, 2015, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders.

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

Agreements with Major Shareholders

In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. The total funding will amount to €7.0 million ($9.0 million) comprising a portion in the form of a grant (€3.0 million or $3.8 million) and a portion in the form of a loan (€4.0 million or $5.2 million). The funding will be paid in three installments: the first tranche at the contract signature date, the second and the third installments after milestones defined in the contract. The advance will be repaid from June 30th, 2018 to June 30th, 2020 and bears interests at a 1.53% fixed contractual rate. In 2014, the Company received €2.1 million ($2.7 million) as grant and €1.0 million ($1.2 million) as loan; the next funding is expected to be received in 2017 for approximately $1.6 million.

In April 2015, we completed the sale of a $12 million convertible note to an affiliate of Nokomis Capital, L.L.C. in a private placement transaction. The convertible note matures in April 2018 and bears interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The note is convertible, at the holder’s option, into the company’s ADSs at a conversion rate of 540.5405 ADSs for each $1,000 principal amount of the note, subject to certain adjustments, which equates to an initial conversion price of $1.85 per ADS.

In September 2015, the Company received two loans from the financial agency of the French government for a total amount of €2 million ($2.2 million). One loan of €1 million bears interest at 5.24% per year, paid quarterly; the second loan of €1 million is interest-free. The interest-free loan has been revalued using the 5.24% interest rate payable on the other loan. Both loans have seven year terms with the principal being amortized on a quarterly basis beginning in September 2017.

On April 27, 2016, we raised net proceeds of $7.0 million from the sale of convertible notes to certain institutional investors, including an affiliate of Nokomis Capital, L.L.C., in a private placement transaction. The convertible notes mature in April 2019 and bear interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The notes are convertible, at the holder’s option, into the Company’s ADSs at a conversion price equal to 1.2 times the 10-trading day volume weighted average price of the ADSs on the New York Stock Exchange beginning on April 28, 2016 and ending on May 12, 2016; provided, however, in no event shall the conversion price be below $2.00 or exceed $3.00.

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

Effective December 11, 2014, we entered into an agreement whereby Dr. Sharma provides to the Company consultancy services in the area of business development in the broadband wireless access industry, with a focus on the India market. This agreement was renewed in 2015 and expires on April 26, 2016. During the year ended December 31, 2015, $155,000 was paid to Dr. Sharma under the contract.

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

Legal Proceedings

We are not a party to any material legal proceedings.

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

No significant changes have occurred since December 31, 2015, except as otherwise disclosed in this annual report.

Item 9. The Offer and Listing

A.	Listing Details

Our ADSs have been listed on the New York Stock Exchange under the symbol “SQNS” since April 15, 2011. Prior to that date, there was no public trading market for ADSs or our ordinary shares. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the New York Stock Exchange:

	High	Low
Year ending December 31, 2011 (beginning April 15):	$19.50	$2.12
Year ending December 31, 2012:	$3.82	$1.30
Year ending December 31, 2013:	$1.74	$1.80
Year ending December 31, 2014:
First Quarter	$3.40	$1.90
Second Quarter	$3.10	$1.42
Third Quarter	$2.30	$1.51
Fourth Quarter	$2.00	$1.18
Year ending December 31, 2015:
First Quarter	$2.00	$1.01
Second Quarter	$2.32	$1.56
Third Quarter	$1.77	$0.66
Fourth Quarter	$2.17	$1.00
Last Six Months
October	$2.00	$1.00
November	$2.08	$1.48
December	$2.17	$1.61
January	$2.29	$1.53
February	$2.73	$1.76
March	$1.95	$1.30

On April 22, 2016, the last reported sale price of our ADSs on the New York Stock Exchange was $2.17 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADS have been listed on the New York Stock Exchange under the symbol “SQNS” since April 15, 2011.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-3 (File No. 333-198758), filed with the SEC on September 15, 2014, under the heading “Description of Share Capital” is incorporated herein by reference.

C.	Material Contracts

With the exception of the material agreements described in “Item 7.B Related Party Transactions—Agreements with Major Shareholders”, all contracts concluded by the Company during the two years preceding the date of this annual report were entered into in the ordinary course of business.

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

Based on the character of our gross income and the average value of our passive assets relative to the gross value of our assets for the taxable year ended December 31, 2015, we do not believe we were a PFIC for 2015. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2016 or any other future year until after the close of that year. While we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of the ADSs has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether we are a PFIC, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for a given year, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you for the year (defined as your ratable portion of distributions in the year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition (including a pledge) of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (iii) the interest charge applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, the tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions with Respect to ADSs.”

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

Information with Respect to Foreign Financial Assets

Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 are required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities, including ADSs. issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are encouraged to consult their tax advisors regarding the application of this reporting requirement as it relates to their ownership of ADSs.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had cash and cash equivalents and short-term investments totaling $37.3 million, $12.5 million and $8.7 million, at December 31, 2013, 2014 and 2015, respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. Short-term investments are investments in deposits or money market funds with terms greater than 90 days but less than one year. The primary objectives of our investment activities are to preserve principal, and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2015 would not have a material effect on interest income.

Foreign Currency Risk

We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, we estimate the impact, in absolute terms, on operating expenses for 2015, would have been $2.3 million.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).

Based on our assessment, management believes that as of December 31, 2015 our internal control over financial reporting is effective based on these criteria.

The Company’s independent registered public accounting firm, Ernst & Young Audit, has issued a report on the Company’s internal control over financial reporting:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sequans Communications S.A.:

We have audited Sequans Communications S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), ( the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2015, 2014, and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2015 and our report dated April 29, 2016 expressed an unqualified opinion thereon.

Ernst & Young Audit

/s/ Pierre-Henri Pagnon

Represented by Pierre-Henri Pagnon

Paris-La Défense, France

April 29, 2016

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young Audit has served as our independent registered public accounting firm for 2014 and 2015. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2014	2015
	(euros in thousands)
Audit Fees	$407	$378
Audit-Related Fees	8	—
Tax Fees	—	—
All Other Fees	—	—

Total	$415	$378

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See pages F-1 through F-40 of this annual report.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit Number	Description of Exhibit

1.1*	By-laws (statuts) of Sequans Communications S.A. (English translation)

2.1	Shareholders’ Agreement, by and between Sequans Communications S.A. and certain shareholders signatory thereto, dated January 31, 2008 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Registration Statement on Form F-1, as amended (Registration No. 333-173001) (“Registration No. 333-173001”))

2.2	Form of Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.2 to Registration No. 333-173001)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)

4.1(a)	Stock Option Subscription Plans—2006-1, 2006-2, 2006-3, 2006-4, 2008-1, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.1 to Registration No. 333-173001)

4.1(b)	Stock Option Subscription Plan—2012-1 (incorporated by reference to Exhibit 4.1(b) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

4.1(c)	Stock Option Subscription Plan—2013-1 (incorporated by reference to Exhibit 4.1(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)

4.1(d)	Stock Option Subscription Plan—2014-1 (incorporated by reference to Exhibit 4.1(d) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)

4.1(e)*	Stock Option Subscription Plan—2015-1

4.2(a)	BSA Subscription Plans—2006-1, 2006-2, 2006-3, 2007-1, 2007-2, 2008-1, 2008-2, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2010-2-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.2 to Registration No. 333-173001)

4.2(b)	BSA Subscription Plan—2012-2 (incorporated by reference to Exhibit 4.2(b) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

4.2(c)	BSA 2013-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 4.2(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)

4.2(d)	BSA Subscription Plan—2014-1 (incorporated by reference to Exhibit 4.2(d) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)

4.3	BSA (Warrants) Issuance Agreement, dated January 11th, 2011 (incorporated by reference to Exhibit 4.4 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

4.4	BSA (Warrants) Issuance Agreement, dated January 11th, 2011 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

4.5	BSA (Warrants) Issuance Agreement, dated March 8th, 2011 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

4.6	BSA (Warrants) Issuance Agreement, dated June 26, 2012 (6,000 BSA) (incorporated by reference to Exhibit 4.6 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

Exhibit Number	Description of Exhibit

4.7	BSA (Warrants) Issuance Agreement, dated June 26, 2012 (25,000 BSA) (incorporated by reference to Exhibit 4.7 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

4.8	BSA (Warrants) Issuance Agreement, dated June 25, 2013 (incorporated by reference to Exhibit 4.8 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)

4.9	Investment Agreement, by and between Sequans Communications S.A. and certain investors signatory thereto, dated July 1, 2010 (incorporated by reference to Exhibit 10.5 to Registration No. 333-173001)

4.10	Form of Letter Agreement by and between Sequans Communications S.A. and Board Nominee (incorporated by reference to Exhibit 10.7 to Registration No. 333-173001)

4.11	BSA (Warrants) Issuance Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 4.12 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)

4.12	Consulting Agreement with Alok Sharma, member of the board of directors, dated December 10, 2014 (incorporated by reference to Exhibit 4.13 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)

4.13	Convertible Note Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated April 14, 2015 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on April 15, 2015)

4.14	Convertible Promissory Note issued by Sequans Communications S.A. to Nokomis Capital Master Fund, LP on April 14, 2015 (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on April 15, 2015)

4.15*	Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated September 14, 2015 (English translation)

4.16*	Interest-Free Innovation Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated August 17, 2015 (English translation)

4.17*	BSA (Warrants) Issuance Agreement, dated June 29, 2015

4.18*	Convertible Note Agreement by and between Sequans Communications S.A. and the purchasers signatory thereto, dated April 27, 2016 (including the Form of Convertible Promissory Note attached thereto as Exhibit B)

8.1*	List of Subsidiaries

12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Audit, independent registered public accounting firm

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman

Date: April 29, 2016

Sequans Communications S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sequans Communications S.A.:

We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. (the “Company”) as of December 31, 2013, 2014 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013, 2014 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 29, 2016 expressed an unqualified opinion thereon.

Ernst & Young Audit

/s/ Pierre-Henri Pagnon

Represented by Pierre-Henri Pagnon

Paris-La Défense, France

April 29, 2016

Sequans Communications S.A.

Consolidated Statements of Operations

		Year ended December 31,
	Note	2013	2014	2015
		(in thousands, except share and per share amounts)
Revenue:
Product revenue		$10,708	$19,836	$24,669
Other revenue		3,004	2,766	7,863

Total revenue	3	13,712	22,602	32,532

Cost of revenue:
Cost of product revenue		8,616	15,435	17,970
Cost of other revenue		205	346	1,481

Total cost of revenue	4.2	8,821	15,781	19,451

Gross profit		4,891	6,821	13,081

Operating expenses:
Research and development	4.4	28,357	28,634	25,305
Sales and marketing		4,449	5,278	5,985
General and administrative		7,528	6,969	5,428

Total operating expenses	4.2	40,334	40,881	36,718

Operating income (loss)		(35,443)	(34,060)	(23,637)

Financial income (expense):
Interest expense	4.1	(109)	(145)	(1,542)
Interest income	4.1	143	125	26
Other financial expense	4.1	—	—	(145)
Change in the fair value of convertible debt embedded derivative	4.1	—	—	(2,036)
Foreign exchange gain (loss), net	4.1	(35)	118	249

Profit (Loss) before income taxes		(35,444)	(33,962)	(27,085)

Income tax expense (benefit)	5	142	162	317
Profit (Loss)		$(35,586)	$(34,124)	$(27,402)

Attributable to:
Shareholders of the parent		(35,586)	(34,124)	(27,402)
Non-controlling interests		—	—	—

Basic earnings (loss) per share	6	$(0.78)	$(0.58)	$(0.46)

Diluted earnings (loss) per share	6	$(0.78)	$(0.58)	$(0.46)

Weighted average number of shares used for computing:
Basic		45,456,367	59,141,716	59,144,905

Diluted		45,456,367	59,141,716	59,144,905

Sequans Communications S.A.

Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Profit (Loss) for the year	$(35,586)	$(34,124)	$(27,402)

Other comprehensive income (loss)
Other comprehensive income to be reclassified to profit or loss in subsequent years :
Net gain (loss) on cash flow hedge	(275)	(114)	78
Exchange differences on translation of foreign operations	14	(150)	(150)

Net other comprehensive income to be reclassified to profit or loss in subsequent years	(261)	(264)	(72)
Other comprehensive income not to be reclassified to profit or loss in subsequent years :
Re-measurement gains (losses) on defined benefit plans	9	(425)	215

Net other comprehensive income not to be reclassified to profit or loss in subsequent years	9	(425)	215

Total other comprehensive income (loss)	(252)	(689)	143

Total comprehensive income (loss)	$(35,838)	$(34,813)	$(27,259)

Attributable to:
Shareholders of the parent	(35,838)	(34,813)	(27,259)
Non-controlling interests	—	—	—

Sequans Communications S.A.

Consolidated Statements of Financial Position

		At December 31,
	Note	2013	2014	2015
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	7	$6,622	$8,743	$7,116
Intangible assets	8	4,679	3,440	5,255
Deposits and other receivables	19	471	320	345
Available for sale financial assets	19	1,098	597	321

Total non-current assets		12,870	13,100	13,037

Current assets:
Inventories	9	6,582	9,199	4,065
Trade receivables	10	5,486	7,749	16,497
Prepaid expenses and other receivables		2,832	2,988	3,170
Recoverable value added tax		508	447	541
Research tax credit receivable	4.4	8,006	3,443	2,865
Deposit		—	160	393
Cash and cash equivalents	11	37,244	12,329	8,288

Total current assets		60,658	36,315	35,819

Total assets		$73,528	$49,415	$48,856

EQUITY AND LIABILITIES
Equity:
Issued capital euro 0.02 nominal value, 59,166,741 shares issued and outstanding at December 31, 2015 (59,144,741 and 59,129,639 at December 31, 2014 and 2013, respectively)	12	$1,567	$1,568	$1,568
Share premium	12	165,785	165,507	165,536
Other capital reserves	13	14,721	15,997	16,864
Accumulated deficit		(123,239)	(157,363)	(184,766)
Other components of equity		95	(594)	(450)

Total equity (deficit)		58,929	25,115	(1,248)

Non-current liabilities:
Government grant advances and loans	15	604	4,013	5,385
Finance lease obligations	14	240	9	—
Convertible debt and accrued interest	14	—	—	8,984
Provisions	16	460	1,228	1,396
Other liabilities	17	37	2	3,267

Total non-current liabilities		1,341	5,252	19,032

Current liabilities:
Trade payables	18	7,252	11,231	9,498
Interest-bearing financing of receivables	14	—	2,133	6,472
Government grant advances	15	435	603	916
Convertible debt embedded derivative	14	—	—	6,091
Finance lease obligations	14	261	202	12
Other current liabilities	18	4,384	4,017	4,604
Deferred revenue	18	343	314	3,162
Provisions	16	583	548	317

Total current liabilities		13,258	19,048	31,072

Total equity and liabilities		$73,528	$49,415	$48,856

Sequans Communications S.A.

Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity (deficit)
	Shares	Amount
	(Note 12)	(Note 12)	(Note 12)	(Note 13)
	(in thousands, except share and per share amounts)

At January 1, 2013	34,683,839	$912	$129,309	$12,556	$(87,653)	$134	$213	$55,471

Loss for the year					(35,586)			(35,586)
Re-measurement gains (losses) on defined benefit plans							9	9
Foreign currency translation						14		14
Net loss on cash flow hedge							(275)	(275)

Total comprehensive income (loss)					(35,586)	14	(266)	(35,838)

Issue of shares in connection with the exercise of options and warrants	70,800	2	(2)					—
Issue of shares in connection with public offering of February and November 2013 (Note 12)	24,375,000	653	40,222					40,875
Transaction costs			(3,744)					(3,744)
Share-based payment				2,165				2,165

At December 31, 2013	59,129,639	$1,567	$165,785	$14,721	$(123,239)	$148	$(53)	$58,929

Loss for the year					(34,124)			(34,124)
Re-measurement gains (losses) on defined benefit plans							(425)	(425)
Foreign currency translation						(150)		(150)
Net loss on cash flow hedge							(114)	(114)

Total comprehensive income (loss)					(34,124)	(150)	(539)	(34,813)

Issue of shares in connection with the exercise of options and warrants	15,102	1	22					23
Transaction costs			(300)					(300)
Share-based payment				1,276				1,276

At December 31, 2014	59,144,741	$1,568	$165,507	$15,997	$(157,363)	$(2)	$(592)	$25,115

Loss for the year					(27,402)			(27,402)
Re-measurement gains (losses) on defined benefit plans							215	215
Foreign currency translation						(150)		(150)
Net gain on cash flow hedge							78	78

Total comprehensive income (loss)					(27,402)	(150)	293	(27,259)

Issue of shares in connection with the exercise of options and warrants	22,000		29					29
Share-based payment				867				867

At December 31, 2015	59,166,741	$1,568	$165,536	$16,864	$(184,765)	$(152)	$(299)	$(1,248)

Sequans Communications S.A.

Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2013	2014	2015
		(in thousands)
Operating activities:
Profit (Loss) before income taxes		$(35,444)	$(33,962)	$(27,085)
Non-cash adjustment to reconcile income (loss) before tax to net cash used in operating activities:
Amortization and impairment of property, plant and equipment	7	4,510	3,510	3,408
Amortization and impairment of intangible assets	8	1,826	1,790	1,867
Share-based payment expense	4.3	2,165	1,276	867
Increase in provisions		144	308	152
Financial expense (income)		(34)	20	1,516
Change in fair value of convertible debt embedded derivative	14.1	—	—	2,036
Other financial expenses		—	—	145
Foreign exchange loss (gain)		17	(15)	(340)
Loss on disposal of property, plant and equipment		—	34	5
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivables		462	(1,619)	(9,091)
Decrease (Increase) in inventories		861	(2,617)	5,134
Decrease (Increase) in research tax credit receivable		424	4,563	578
Increase (Decrease) in trade payables and other liabilities		1,272	3,424	2,041
Decrease in deferred revenue		(266)	(29)	2,848
Decrease in government grant advances		(33)	(816)	(170)
Income tax paid		(249)	(273)	(312)

Net cash flow used in operating activities		$(24,345)	$(24,406)	$(16,401)

Investing activities:
Purchase of intangible assets and property, plant and equipment	7, 8	$(3,919)	$(6,242)	$(5,483)
Sale (Purchase) of financial assets		(180)	652	345
Sale (Purchase) of short-term deposit		—	(160)	(233)
Interest received		143	125	26

Net cash flow used in investments activities		$(3,956)	$(5,625)	$(5,345)

Financing activities:
Public equity offering proceeds, net of transaction costs paid		$37,131	$(300)	$—
Proceeds from issue of warrants and exercise of stock options/warrants, net of transaction costs		—	23	29
Proceeds from interest-bearing receivables financing, net	14.3	—	2,133	4,339
Proceeds from interest-bearing research project financing	15.2	—	3,648	—
Proceeds from government loans, net of transaction cost	15.3	—	—	2,134
Proceeds from convertible debt, net of transaction cost	14.1	—	—	11,572
Repayment of borrowings and finance lease liabilities		(231)	(244)	(183)
Interest paid		(109)	(139)	(181)

Net cash flows from financing activities		$36,791	$5,121	$17,710

Net increase (decrease) in cash and cash equivalents		8,490	(24,910)	(4,036)
Net foreign exchange difference		3	(5)	(5)
Cash and cash equivalent at January 1		28,751	37,244	12,329

Cash and cash equivalents at period end	11	$37,244	$12,329	$8,288

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

2. Summary of significant accounting and reporting policies

2.1. Basis of preparation

The Consolidated Financial Statements are presented in U.S. dollars.

These Consolidated Financial Statements for the year ended December 31, 2015 have been prepared on a going concern assumption. The Company’s internal cash forecast is built from sales forecasts by product~~s~~ and by customer and a stable operating cost structure. Taking into account forecasted operating cash flow, government and customer funding of research programs and proceeds from convertible debt (see Note 22), management believes that Company’s existing cash and cash equivalents plus cash generated from these activities will be sufficient at least for the 12 months following December 31, 2015.

Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ending December 31, 2015. Comparative figures are presented for December 31, 2013 and 2014.

The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.

The Consolidated Financial Statements of the Company for the years ended December 31, 2013, 2014 and 2015 have been authorized for issue in accordance with a resolution of the board of directors on April 21, 2016.

Basis of consolidation

The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries at December 31, 2015:

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

2.2. Changes in accounting policy and disclosures

New and amended standards and interpretations

The accounting policies adopted in 2015 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2015:

•	IAS 19 — Defined benefit plans : employee contributions

These amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service.

•	Annual improvements to IFRS (2010-2012)

¡	IFRS 2 — Definition of vesting condition

¡	IFRS 3 — Accounting for contingent consideration in a business combination

¡	IFRS 8 — Aggregation of operating segments and reconciliation of the total of the reportable segment’s assets to the entity’s assets

¡	IAS 16 — Revaluation method — proportionate restatement of accumulated depreciation

¡	IAS 24 — Key management personnel

¡	IAS 38 — Revaluation method — proportionate restatement of accumulated depreciation

These improvements have no significant impact on company’s financial statements.

•	Annual improvements to IFRS (2011-2013)

¡	IFRS 3 — Scope exceptions for joint ventures

¡	IFRS 13 — Scope of paragraph 52 (portfolio exception)

¡	IAS 40 — Clarifying the interrelationship between IFRS 3 and IAS40 when classifying property as investment property or owner-occupied property

These improvements have no significant impact on company’s financial statements.

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

Amendments to IFRS 10, IFRS 12 and IAS 28: Investment Entities - Applying the Consolidation Exception

The amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 12 “Disclosure of Interests in Other Entities” and IAS 28 “Investments in Associates and Joint Ventures” introduce minor clarifications to the requirements when accounting for investment entities. The amendments also provide relief in particular circumstances, which will reduce the costs of applying the Standards.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16 (Leases), which is effective for annual periods beginning on or after January 1, 2019. This new standard aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet.

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

The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD) and the New Israeli shekel (NIS):

	USD/EUR	USD/GBP	USD/SGD	USD/NIS
December 31, 2013
Average rate	1.3282	1.5643	0.7993	0.2770
Closing rate	1.3791	1.6542	0.7919	0.2880

December 31, 2014
Average rate	1.3288	1.6474	0.7894	0.2800
Closing rate	1.2141	1.5587	0.7561	0.2572

December 31, 2015
Average rate	1.1096	1.5285	0.7278	0.2573
Closing rate	1.0887	1.4834	0.7062	0.2563

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

sale of products is retained, which usually occurs on shipment of the goods. Products are not sold with a right of return but are covered by warranty. Although the products sold have embedded software, the Company believes that software is incidental to the products it sells.

Other revenue

Other revenue consists of the sale of licenses to use the Company’s technology solutions and fees for the associated annual software maintenance and support services, as well as the sale of technical support and development services. Development services include advanced technology development services for technology partners and product development and integration services for customers, and wireless operators.

Revenue from the sale of licenses is recognized when (i) there is a legally binding arrangement with the customer, (ii) the software has been delivered (assuming no other significant obligations exist), (iii) collection of the resulting receivable is probable and (iv) the amount of fees is fixed and determinable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. If the contract for a licensing agreement includes a clause allowing for free updates if and when available and if fair value for this post-contract customer support cannot be determined at the time the contract is signed, the revenue is recognized over the life of the contract.

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

Revenue from technical support and development services is generally recognized using the percentage-of-completion method when the outcome of the contract can be estimated reliably. This occurs when total contract revenue and costs can be estimated reliably and it is probable that the economic benefits associated with the contract will flow to the Company and the stage of contract completion can be measured. In certain circumstances, when no incremental costs exist, revenue is recognized based on the achievement of contract milestones. The costs associated with these arrangements are recognized as incurred; no costs have been capitalized or deferred. Revenue from development contracts where no related incremental costs were identified amounted to 2,636,000 for the year ended December 31, 2015 ($1,707,000 in 2014 and $1,611,000 in 2013).

In the case of multiple arrangements, the Company evaluates each component to determine whether they represent separate units of accounting, each with its own separate earnings process, and its relative fair value.

Cost of revenue

Cost of product revenue includes all direct and indirect costs incurred with the sale of products, including shipping and handling. Cost of other revenue includes incremental costs incurred to support the obligations covered by development services contracts (mainly employees and subcontractors costs). Research and development costs associated with product development (including normal customer support which generates product improvement) are recorded in research and development expenses.

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

Prior to January 1, 2015, all research and development costs were charged directly to expense in the Statement of Operations. Beginning in the year ended December 31, 2015, some development costs met the criteria for capitalization and have been recorded as intangible assets. (See Note 8 to the Consolidated Financial Statements). The Company operates in a highly innovative, dynamic and competitive sector. Therefore, the costs incurred from the point when the criteria for capitalization are met to the point when the product is made generally available on the market were not material prior to January 1, 2015. Beginning in 2015, certain development costs incurred at the end of the product development cycle when the criteria for capitalization are met, became material as the Company began making its product available on more operator networks which require significant testing and qualification work in order to finalize the product for sale on that network.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Research and development costs associated with product development (including normal customer support which generates product improvements) is recorded in operating expense. In some cases, the Company has negotiated agreements with customers and partners whereby the Company provides certain development services beyond its normal practices or planned product roadmap. Amounts received from these agreements are recorded in other revenue. Incremental costs incurred by the Company as a result of the commitments in the agreements are recorded in cost of other revenue. Other research and development costs related to the projects covered by the agreements, but which would have been incurred by the Company without the existence of such agreements are recorded in research and development expense.

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

Some long-term research project are also financed through low-interest foregivable loans. The present value of foregivable loans is calculated based on expected future payments discounted using interest rate applied for standard loans with same maturity. The difference between present value and amount received is accounted for as a grant.

Where loans or similar assistance provided by goverments or related institutions are interest-free, the present value is calculated based on expected future payments discounted using interest rate applied for standard loans with same maturity. The difference between present value and amount received is accounted for as a grant.

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

Financial income and expense

Financial income and expense include:

•	interest expense related to financial debt (financial debt consists of finance-lease liabilities, accounts receivable financing, the debt component of convertible debt and government loans);

•	other expenses paid to financial institutions for financing operations;

•	foreign exchange gains and losses

•	changes in fair value of financial assets and liabilities.

The Company reflects foreign exchange gains and losses related to hedges of euro-based operating expenses in operating expenses.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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

Inventories

Inventories consist primarily of the cost of semiconductors, including wafer fabrication, assembly, testing and packaging; components; and modules purchased from subcontractors. Inventories are valued at the lower of cost (determined using the weighted average cost method) or net realizable value (estimated market value less estimated cost of completion and the estimated costs necessary to make the sale).

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

Intangible assets

Intangible assets, primarily purchased licenses for development or production technology and tools, as well as standard-related patent licenses, are stated at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the estimated useful life of each component, which generally is the life of the license or five years in the case of perpetual licenses.

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

Costs of Public Offerings

Incremental costs directly attributable to the equity transaction are recorded as a deduction from equity.

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

The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted. The exercise price is based on closing market price on the date of grant.

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

Financial liabilities

Convertible debt

As described in Note 14.1 to the Consolidated Financial Statements, the Company issued debt with an option to convert into shares of the Company. This option component has been accounted for as an embedded derivative and recorded as a financial liability:

•

On the date of issue, the fair value of the embedded derivative was estimated based on a Black-Scholes valuation model. The debt component equals the present value of future contractual cash flows for a similar instrument with the same conditions (maturity, cash flows) excluding any option or any obligation for conversion or redemption in shares.

•

Subsequently, the debt component is accounted for based on amortized cost, using the effective interest rate calculated at the date of issue and the embedded derivative is accounted as financial liability, with changes in fair value recognized in the statement of income until the date when the conversion rate is fixed. At this date, the fair value of the derivative - if not exercised - will be reclassified in equity.

Costs incurred related to the convertible debt are deducted from the liability component and from the embedded derivative, proportionally. The part related to the embedded derivativehas been recognized in the Consolidated Statements of Operations in “Other financial expenses”.

Short-term debt secured by accounts receivables

As described in Note 14.3 to the Consolidated Financial Statements, the Company has a factoring agreement with a French financial institution. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. Consequently, the Company retains all receivables on its Consolidated Statements of Financial Position until they are paid and any amounts drawn on the line of credit are reflects in short-term debt. The Company pays a commission on the face value of the accounts receivable submitted, which is recorded in General and Administration expense, and pays interest on any draw-down of the resulting line of credit.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

All derivative financial instruments are recorded at fair value. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as a hedge, its effectiveness as a hedge, and the type of hedge transaction. Any change in the fair value of the derivatives deemed ineffective as a hedge is immediately recognized in earnings.

Commitments

Commitments comprise primarily future operating lease payments and purchase commitments with its third-party manufacturers for future deliveries of equipment and components, which are described in Note 20 to the Consolidated Financial Statements.

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

Revenue recognition

The Company’s policy for revenue recognition, in instances where multiple deliverables are sold contemporaneously to the same counterparty, is in accordance with paragraph 13 of IAS 18 Revenue. When the Company enters into contracts for the sale of products, licenses, maintenance and support services and development services, the Company evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting, each with its own separate earnings process, and its relative fair value. When the Company enters into contracts for development services for which revenues are recognized as the project advances, the Company evaluates the percentage of completion of the project. Such determinations (identification of deliverables, fair value evaluation of each component and percentage of completion evaluation for development contracts) require judgment and are based on an analysis of the facts and circumstances surrounding the transactions.

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

Share-based compensation

As disclosed in Note 13 to the Consolidated Financial Statements, the Company has various share-based compensation plans for employees and non-employees that may be affected, as to the expense recorded in the Consolidated Statements of Operations, by changes in valuation assumptions. Fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions, including, among others expected volatility, the expected option term and the expected dividend payout rate. Prior January 1, 2015, the assumption as to volatility had been determined by reference to the historical volatility of similar entities (using a selection of publicly-traded semiconductor companies). For the year ended December 31, 2015 the assumption has been based on the Company’s historical volatility since its initial public offering in 2011. The fair value of the Company’s shares underlying stock option grants equals to the closing price on the New York Stock Exchange on the date of grant.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Provision

As disclosed in Note 16 to the Consolidated Financial Statements, the Company is subject to a tax audit on research tax credit that could result in tax re-assessment, with respect to the tax regime applied 2014. Based on the Company’s assessment of the potential exposure in this dispute, the Company has recorded a provision for potential tax adjustments or penalties while the Company contests the proposed tax adjustments.

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

•

trade payables: book value generally is deemed to be equivalent to fair value because of their relatively short holding period. Trade payables with extended payment terms are discounted to present value;

•

convertible debt and embedded derivative: Company’s convertible debt has optional redemption periods/dates occurring before their contractual maturity, as described in Notes 14.1 to the Company’s Consolidated Financial Statements. The holder of the convertible debt has the right to request conversion at any time from their issue. Specifically and as described in Note14.1 to the Consolidated Financial Statements, the option component of the convertible debt has been recorded as an embedded derivative at fair value in accordance with the provisions of AG 28 of IAS 39 Financial Instruments: Recognition and Measurement. The fair value was determined using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option). The assumptions used in calculating the value of the conversion represent the Company’s best estimates based on management’s judgment and subjective future expectations, and

•	Other derivatives: fair value based on mark to market value.

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

	Europe, Middle East, Africa	Americas	Asia	Total
	(in thousands)
Year ended December 31, 2013
Total revenue
Sales to external customers	$541	$5,002	$8,169	$13,712

Year ended December 31, 2014
Total revenue
Sales to external customers	$101	$2,517	$19,984	$22,602

Year ended December 31, 2015
Total revenue
Sales to external customers	$3,635	$3,954	$24,943	$32,532

The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A. and located in France. See Note 19.3 to these Consolidated Financial Statements for information about major customers.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

4. Other revenues and expenses

4.1. Financial income and expenses

Financial income:

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$143	$125	$26
Foreign exchange gain	735	1,246	1,769

Total financial income	$878	$1,371	$1,795

Financial expenses:

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Interests on loans and finance leases	$25	$34	$1,401
Other bank fees and financial charges	84	111	141
Other financial expenses	—	—	145
Change in the fair value of convertible debt embedded derivative	—	—	2,036
Foreign exchange loss	770	1,128	1,520

Total financial expenses	$879	$1,273	$5,243

Interest on loans and finance leases included $1,350,000 related to convertible debt issued and government loans granted in the year ended December 31, 2015. (See Note 14.1 to the Consolidated Financial Statements).

The net foreign exchange gain of $249,000 for the year ended December 31, 2015 (2014: net foreign exchange gain $118,000; 2013: net foreign exchange loss $35,000) arises primarily from euro-based monetary assets.

For the year ended December 31, 2015, an expense of $2,036,000 was recognized, related to the change in fair value of the convertible debt embedded derivative. (See Note 14.1 to the Consolidated Financial Statements). Other financial expenses of $145.000 correspond to costs related to the embedded derivative.

4.2. Cost of revenue and operating expenses

The tables below present the cost of revenue and operating expenses by nature of expense :

		Year ended December 31,
	Note	2013	2014	2015
		(in thousands)
Included in cost of revenue:
Cost of components		$6,636	$13,213	$15,343
Depreciation and impairment	7	698	682	905
Amortization of intangible assets	8	15	—	—
Wages and benefits		653	756	1,571
Share-based payment expense	13	113	47	17
Assembly services, royalties and other		706	1,083	1,615

		$8,821	$15,781	$19,451

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

		Year ended December 31,
	Note	2013	2014	2015
		(in thousands)
Included in operating expenses (between gross profit and operating result):
Depreciation and impairment	7	$3,812	$2,829	$2,472
Amortization of intangible assets	8	1,811	1,790	1,897
Wages and benefits		22,681	23,787	20,436
Share-based payment expense	13	2,052	1,230	850
Foreign exchange gains and losses related to hedges of euro		(133)	—	296
Other		10,111	11,245	10,767

		$40,334	$40,881	$36,718

4.3. Employee benefits expense

		Year ended December 31,
	Note	2013	2014	2015
		(in thousands)
Wages and salaries		$17,464	$18,555	$16,555
Social security costs and other payroll taxes		5,694	5,787	5,219
Other benefits		97	112	93
Pension costs		80	89	140
Share-based payment expenses	13	2,164	1,277	867

Total employee benefits expense		$25,499	$25,820	$22,874

The amount recognized as an expense for defined contributions plans amounts to $957,000 for the year ended December 31, 2015 ($1,082,000 and $1,137,000 for the years ended December 31, 2013 and 2014, respectively).

4.4. Research and development expense and tax credit receivable

The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria). Total research tax credit receivable as of December 31, 2015 is $2,865,000, relating to the French tax credit receivables for 2015 and the UK tax credit for 2014 and 2015, which are expected to be recovered in 2016 in cash.

The Company also has research tax credits available in the United Kingdom. In May 2015, the United Kingdom tax authorities made inquiries regarding the calculation method used in 2014 and discussions with the authorities are ongoing. As described in Note 16 to the Consolidated Financial Statements, the Company decided to record a provision for risk related to the 2014 tax credit and has opted to calculate the 2015 tax credit using a less favorable regime pending outcome of the inquiry. .

The reduction of research and development expense from government grants, research tax credit and development costs capitalized was as follows:

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Research and development costs	$32,882	$33,043	$29,528
Research tax credit	(3,749)	(4,047)	(2,658)
Government grants	(776)	(362)	(1,179)
Development costs capitalized	—	—	(386)

Total research and development expense	$28,357	$28,634	$25,305

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

5. Income tax

The major components of income tax expense are:

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Consolidated Statement of Operations
Current income tax:
Current income tax charge	$190	$197	$311
Deferred income tax:	(48)	(35)	6

Income tax expense reported in the Consolidated Statement of Operations	$142	$162	$317

A reconciliation of income taxes computed at the French statutory rate (34.43% from the year ended December 31, 2013, 2014 and 2015) to the income tax expense (benefit) is as follows:

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Accounting profit (loss) before income tax	$(35,444)	$(33,962)	$(27,085)
At France’s statutory income tax rate of 34.43%	(12,203)	(11,693)	(9,325)
Non-deductible share-based payment expense	745	440	299
Tax credits	(1,291)	(1,393)	(915)
Unrecognized benefit of tax loss carryforwards and permanent differences	12,891	12,808	10,259

Income tax expense reported in the Consolidated Statement of Operations	$142	$162	$317

As of December 31, 2015, the Company had accumulated tax losses which arose in France of $170,800,000 that are available for offset against future taxable profits of Sequans Communications S.A within a limit of one million euro per year, plus 50% of the profit exceeding this limit. Remaining unapplied losses would continue to be carried forward indefinitely.

Deferred tax assets were recognized in 2013, 2014 and 2015 only to the extent that deferred tax liabilities existed in the same jurisdiction.

As non-monetary assets and liabilities are measured in their functional currency and the Company taxable profit is determined in another currency, deferred tax has to be computed based on the temporary difference that exists between tax and accounting basis. Company’s analysis led to a deferred tax liability of $218,000 which has been recognized and offset by a deferred tax asset, computed on accumulated tax losses, of an equivalent amount.

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

The following reflects the income and share data used in the basic and diluted earnings (loss) per share computations:

	Year ended December 31,
	2013	2014	2015
	(in thousands, except share and per share data)
Profit (Loss)	$(35,586)	$(34,124)	$(27,402)
Weighted average number of shares outstanding for basic EPS	45,456,367	59,141,716	59,144,905
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	—	—
Weighted average number of shares outstanding for diluted EPS	45,456,367	59,141,716	59,144,905

Basic earnings (loss) per share	$(0.78)	$(0.58)	$(0.46)

Diluted earnings (loss) per share	$(0.78)	$(0.58)	$(0.46)

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

7. Property, plant and equipment

Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Total
	(in thousands)
Cost:
At January 1, 2013	$1,376	$17,652	$4,297	$23,325
Additions	—	1,852	94	1,946
Disposals	—	—	(170)	(170)
Exchange difference	4	36	—	40
At December 31, 2013	1,380	19,540	4,221	25,141
Additions	1,060	4,133	486	5,679
Disposals	(1,114)	(70)	(388)	(1,572)
Exchange difference	(13)	(81)	(19)	(113)
At December 31, 2014	1,313	23,522	4,300	29,135
Additions	—	1,713	85	1,798
Disposals	—	(4)	(1)	(5)
Exchange difference	(14)	(64)	(19)	(97)

At December 31, 2015	$1,299	$25,167	$4,365	$30,831

Depreciation and impairment:
At January 1, 2013	$779	$9,943	$3,417	$14,139
Depreciation charge for the year	286	3,424	558	4,268
Impairment	242	—	—	242
Disposals	—	—	(170)	(170)
Exchange difference	(1)	25	16	40
At December 31, 2013	1,306	13,392	3,821	18,519
Depreciation charge for the year	189	2,827	495	3,511
Disposals	(1,114)	(69)	(361)	(1,544)
Exchange difference	(6)	(47)	(41)	(94)
At December 31, 2014	375	16,103	3,914	20,392
Depreciation charge for the year	208	2,904	296	3,408
Disposals	—	(1)	(1)	(2)
Exchange difference	(5)	(40)	(38)	(83)

At December 31, 2015	$578	$18,966	$4,171	$23,715
At January 1, 2013	$597	$7,709	$880	$9,186
At December 31, 2013	74	6,148	401	6,622
At December 31, 2014	938	7,419	386	8,743
At December 31, 2015	$721	$6,201	$194	$7,116

The cost of equipment purchased under capital leases included in tangible assets at December 31, 2015 totaled $346,000 ($730,000 at December 31, 2014 and 2013). Accumulated amortization of this equipment totaled $337,000 at December 31, 2015 ($512,000 at December 31, 2014 and $269,000 at December 31, 2013).

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Impairment of property, plant and equipment

In November 2013, the Company decided to move its headquarter to another site at the end of the lease in May 2014. The Company reviewed and adjusted the useful life of related leasehold improvements. The amount recorded in the year ended December 31, 2013 to reflect this adjustment was $362,000, recognized in “General and administrative expense” in the Consolidated Statements of Operations in the year ended December 31, 2013 and shown as disposals in the table above.

8. Intangible assets

Intangible assets include:

Licenses and other intangible assets
(in thousands)
Cost:
At January 1, 2013	$10,407
Additions	2,318
Disposals	—
Exchange difference	7
At December 31, 2013	12,732
Additions	560
Disposals	(8)
Exchange difference	(12)
At December 31, 2014	13,272
Additions	3,686
Disposals	—
Exchange difference	(12)

At December 31, 2015	$16,946

Depreciation and impairment:
At January 1, 2013	$6,223
Amortization	1,826
Disposals	—
Exchange difference	4
At December 31, 2013	8,053
Amortization	1,790
Disposals	(3)
Exchange difference	(8)
At December 31, 2014	9,832
Amortization	1,867
Disposals	—
Exchange difference	(8)

At December 31, 2015	$11,691

Net book value:
At January 1, 2013	$4,184
At December 31, 2013	4,679
At December 31, 2014	3,440
At December 31, 2015	$5,255

Prior January 1, 2015, the only intangible assets recorded in the Consolidated Statements of Financial Position were acquired licenses for technology used primarily in the product development process, as no development costs had been capitalized. For the year ended December 31, 2015, the Company identified certain external development costs that met the criteria for capitalization (see note 4.4).

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

9. Inventories

	At December 31,
	2013	2014	2015
	(in thousands)
Components	$2,581	$3,192	$1,486
Finished goods (at lower of cost or net realizable value)	5,023	8,809	5,519

Total inventories at cost	$7,604	$12,001	$7,005

Depreciation of components (at cost)	$324	$595	$268
Depreciation of finished goods	698	2,207	2,672

Total depreciation	$1,022	$2,802	$2,940

Components, net	$2,257	$2,597	$1,218
Finished goods, net	4,325	6,602	2,847

Total net inventories	$6,582	$9,199	$4,065

In the year ended December 31, 2013, the Company reviewed the value of inventory of products which have not been declared end-of-life and for slow-moving WiMAX and LTE products and memory components. Based on estimations of demand, the provision for WiMAX related inventory was adjusted and resulted in a net inventory provision reversal of $165,000. The Company also recorded a provision for defective products and other LTE products of $174,000 which is included in the Consolidated Statements of Operations in “Cost of product revenue.”

In the year ended December 31, 2014, the Company decided to depreciate all WiMAX inventory (components and finished goods) except units to serve the remaining expected demand for identified customers and projects. This resulted in a provision of $1,884,000 included in the Consolidated Statements of Operations in “Cost of product revenue.”

In the year ended December 31, 2015, the Company decided to depreciate the remaining WiMAX finished goods inventory as the previously anticipated demand from identified customers and projects was canceled, reduced or delayed. This resulted in a provision of $760,000 included in the Consolidated Statements of Operations in “Cost of product revenue.”

10. Trade receivables

Trade receivables are non-interest bearing and are generally on 30-90 day payment terms.

	At December 31,
	2013	2014	2015
	(in thousands)
Trade receivables	$7,174	$9,611	$16,345
Unbilled revenue	32	137	740
Unissued credit notes	—	(34)	—
Provisions on trade receivables	(1,720)	(1,965)	(588)

Net trade receivables	$5,486	$7,749	$16,497

The movements in the provision for impairment of receivables were as follows:

	December 31,
	2013	2014	2015
	(in thousands)
At January 1,	$1,670	$1,720	$1,965
Charge for the year	50	295	15
Utilized amounts	—	(50)	(1,392)

At year end	$1,720	$1,965	$588

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

As at year end, the aging analysis of trade receivables that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2013	5,486	1,812	2,378	106	441	749
At December 31, 2014	$7,749	$5,420	$1,873	$4	$76	$376
At December 31, 2015	$16,497	$12,589	$3,520	$138	$250	$—

11. Cash and cash equivalents

	At December 31,
	2013	2014	2015
	(in thousands)
Cash at banks	$1,652	$1,998	$2,408
Cash equivalents	35,592	10,331	5,880

Cash and cash equivalents	$37,244	$12,329	$8,288

Cash at banks earns no interest. Cash equivalents in money market funds are invested for short-term periods depending on the immediate cash requirements of the Company, and earn interest at market rates for short-term investments. The fair value of cash and cash equivalents is equal to book value. Most of the cash and cash equivalents is held in U.S. dollar and euros as follows:

	At December 31,
	2013	2014	2015
	(in thousands)
U.S. dollar denominated accounts	$36,205	$12,088	$7,352
Euro denominated accounts	834	74	826
GBP denominated accounts	93	47	15
SGP denominated accounts	32	47	31
NIS denominated accounts	28	27	25
RMB denominated accounts	30	30	18
Other currencies denominated accounts	22	16	21

Cash and cash equivalents	$37,244	$12,329	$8,288

12. Issued capital and reserves

The share capital of Sequans Communications S.A. is denominated in euros, as required by law in France. Any distributions to shareholders are denominated in euros. Amounts of capital and reserves presented in the Consolidated Statements of Financial Position in U.S. dollars have been translated using historical exchange rates.

Authorized capital, in number of shares

Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders warrants, other warrants and restricted share awards, or which the shareholders have otherwise authorized for specific capital increases. At December 31, 2015, authorized capital was 93,277,508 ordinary shares with a nominal of 0.02 each (65,124,387 and 80,680,889 ordinary shares at December 31, 2013 and 2014, respectively).

There is one category of authorized shares: ordinary shares.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Shares issued and fully paid

	At December 31,
	2013		2014		2015
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Ordinary shares	59,129,639	€1,183	59,144,741	€1,183	59,166,741	€1,183
Converted to U.S. dollars at historical exchange rates		$1,567		$1,568		$1,568

Other capital reserves

Other capital reserves include the cumulated share-based payment expense as of period end, the counterpart of which is in retained earnings (deficit) as the expense is reflected in profit and loss.

Dividend rights

Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2013, 2014 or 2015. Dividend distributions by the Company, if any, will be made in euros.

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

In the years ended December 31, 2013, 2014 and 2015, ordinary shares were issued upon exercise of options and warrants as described in Note 13 to the Consolidated Financial Statements.

13. Share-based payment plans

The expense recognized for employee and other services received during the year ended December 31, 2015 and arising from equity-settled share-based payment transactions was $867,000 (2013: $2,165,000; 2014: $1,276,000). Of this total, $13,000 in 2015 (2013: $4,000; 2014: $4,000), related to warrants plans for consultants considered equivalent to employees.

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during the years ended December 31, 2013, 2014 or 2015.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

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

Movements in the periods presented

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, founders warrants, stock options, warrants and restricted shares awards during the period:

	December 31,
	2013			2014		2015
	Number		WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1,	4,709,198		$5.07	5,319,848	$4.50	6,455,048	$3.93
Granted during the year	1,056,100		$1.88	1,318,800	$1.47	1,321,850	$0.87
Forfeited during the year	(374,650)		$5.07	(168,498)	$3.18	(325,967)	$1.55
Exercised during the year(1)	(70,800	)(2)	$0	(15,102)	$1.34	(22,000)	$0.87
Expired during the year	—			—		—

Outstanding at period end	5,319,848		$4.50	6,455,048	$3.93	7,428,931	$3.58
Of which, warrants for consultants equivalent to employees	351,798		$3.49	369,798	$3.54	369,798	$3.38
Exercisable at period end	3,116,221		$5.26	3,923,600	$5.18	4,691,741	$4.69
Of which, warrants for consultants equivalent to employees	346,548		$3.52	351,798	$3.49	360,798	$3.44

(1)	The weighted average share estimated fair value at the dates of exercise of these options was $1.73 in 2015, $2.70 in 2014 and $2.43 in 2013.
(2)	Restricted share awards vested in October 2013, resulting in issuance of 70,800 shares.

Prior to the initial public offering in April 2011, exercise prices were denominated in euros. Since the IPO, exercise prices are denominated in U.S. dollars. Euro-denominated exercise prices have been converted to U.S. dollars at the historical exchange rate for purposes of presentation in this table.

The weighted average remaining contractual life of founders warrants, stock options and warrants outstanding as at December 31, 2015 was 6.3 years (2014 : 6.7 years; 2013: 6.8 years).

The range of exercise prices, with euro-denominated exercise prices converted to U.S. dollars at the year-end exchange rate, for founders warrants, stock options, and warrants outstanding at December 31, 2015, 2014 and 2013 was $1.20—$8.61.

The weighted average fair value of founders warrants, stock options, warrants and restricted shares awards granted during the year ended December 2015 was €0.84 (2014: €0.47 ; 2013: €0.70). The fair value is measured at the grant date. The following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2013, 2014 and 2015:

	December 31,
	2013	2014	2015
Dividend yield (%)	—	—	—
Expected volatility (%)	52 - 57	43 - 44	68 - 70
Risk–free interest rate (%)	1.71 - 2.57	0.70 - 1.66	0.34 - 0.87
Assumed annual lapse rate of options (%)	10	10	10
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price (€)	1.38	1.13	1.59
Model used	Binomial	Binomial	Binomial

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Prior to January 1, 2015, as the Company had a short history of being publicly traded, it was not practicable to determine the volatility of the underlying shares based on the Company’s own experience. Therefore, as allowed by Appendix B (paragraphs 26 to 29) of IFRS2 Share-based Payment, the historical volatility of similar entities (a selection of publicly-traded semiconductor companies) after a comparable period in such companies’ lives was used). For the year ended December 31, 2015 the assumption has been based on the Company’s volatility.

Founders warrants, stock options, and warrants can be exercised during a period after the vesting date until the plan terminates. In the pricing model, the assumption was made that plan participants will exercise before the end of the exercise period if the share price reaches a certain multiple of the exercise price.

If a sell-price multiple of 3 instead of 2 had been used and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for founders warrants, stock options, warrants and restricted shares awards granted through December 31, 2015 would have increased by approximately -3.57% (2014: -10.25%; 2013: 2.05%).

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

14. Interest-bearing loans and borrowings

		At December 31,
	Note	2013	2014	2015
		(in thousands)
Current
Convertible debt embedded derivative	14.1	$—	$—	$6,091
Finance lease obligation	14.2	261	202	12
Interest-bearing receivables financing	14.3	—	2,133	6,472

Total current portion		$261	$2,335	$12,575

Non-current
Convertible debt and accrued interest	14.1	$—	$—	$8,984
Finance lease obligation	14.2	240	9	—

Total non-current portion		$240	$9	$8,984

As of December 31, 2015, the Company had no drawn or undrawn committed borrowing or overdraft facilities in place.

14.1. Convertible debt

On April 14, 2015, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C., one of the Company’s existing shareholders, regarding the issuance and sale of a convertible note in the principal amount of $12 million, which note shall be convertible into the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value €0.02 per share, at a conversion rate of 540.5405 ADSs for each $1,000 principal amount of the note, subject to certain adjustments, which equates to an initial conversion price of $1.85 per ADS.

The note is an unsecured obligation of the Company, will mature on the third anniversary of the issuance date and is reedemable prior to maturity only at the option of the holder and under certain circumstances. The accreted principal amount of the note is convertible at any time or times on or after the issuance date until maturity, in whole or in part, into ADSs at the Conversion Rate, subject to certain adjustments for significant corporate events, including dilutive issuances, dividends, stock splits and other similar events. Interest accrues on the unconverted portion of the note at the rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The note also provides for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the note to become or to be declared due and payable.

If, during the 12 months following issuance of the note, the Company issues any ADSs, ordinary shares or other securities (with certain exceptions) at an effective or maximum sales price (including, as applicable, the effective or maximum conversion or exchange

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

price) below the effective conversion price of the note, then the conversion rate shall be adjusted such that the conversion price will thereafter equal the other sale price. If, however, the other sale price is more than 30% below the effective conversion price of the note, then the conversion rate shall be adjusted such that the conversion price will thereafter equal 70% of the other sale price.

In the event of a recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company’s assets or other transaction, which in each case results in the Company’s shareholders receiving stock, securities or assets with respect to or in exchange for their ADSs or ordinary shares, the holder shall elect, at its option, either (a) to require the Company to repurchase for cash the entire accreted principal amount of the note or (b) to convert the note in its entirety.

The note contains customary ongoing covenants of the Company. In addition, the note provides that the Company will not grant a consensual security interest or pledge its personal property assets to a third party lender (with certain limited exceptions) during the time that the note is outstanding. Any amendment or waiver of the terms of the note requires the affirmative consent of the holder.

The fair value of the liability component on the issuance date represents the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company has used 24.26% as the market rate of interest in order to value the liability component.

On April 14, 2015, the initial fair value of the embedded derivative based on a Black-Scholes valuation model was $4,055,000. The fair value is recalculated at the end of each reporting period resulting in a fair value of $6,091,000 at December 31, 2015. The change of this fair value of $2,036,000 for the year ended December 31, 2015 was recorded in the Consolidated Statement of Operations.

14.2. Finance lease obligation

In June 2012, the Company entered into a finance lease agreement with a French financial institution whereby the Company has the possibility to finance acquisitions of qualifying equipment with a total purchase price of up to €1,500,000 ($1,918,000), through a finance leases which are reimbursed over a 36-month period at an effective rate of interest of 4.6%. The finance lease obligation was secured by pledged money market with the financial institution equal to one-third of the original principal financed. This agreement expired February 28, 2013. The outstanding debt was secured by $51,000 at December 31, 2015 ($240,000 at December 31, 2014 and $271,000 at December 31, 2013) in pledged money market funds, which is included in available-for-sale financial assets.

Future minimum lease payments under capitalized lease obligations total $12,000 for the year ending December 31, 2016. There are no payments after 2016.

14.3. Interest-bearing financing of receivables

In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from qualifying customers. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest at the rate of 1.20% (LIBOR 3 months +0.75%) on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At December 31, 2015, $6,472,000 ($2,133,000 at December 31, 2014) had been drawn on the line of credit and recorded as a current borrowing.

15. Government grant advances and loans

		December 31,
	Note	2013	2014	2015
		(in thousands)
Current
Government grant advances	15.114.2	$435	$603	$916

Total current portion		$435	$603	$916

Non-current	14.2
Government grant advances	15.114.1	$604	$360	$587
Research project financing	15.214.2	—	3,647	2,889
Government loans	15.314.2	—	—	1,851
Accrued interest	15.214.1	—	6	58

Total non-current portion		$604	$4,013	$5,385

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

15.1. Government grant advances

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

In 2015, the Company was named as a participant in two new collaborative projects with funding of €816,000 ($909,000), which is expected to be released to the Consolidated Statement of Operations over the life of the project, expected to be between one and two years

15.2. Research project financing

In October 2014, Bpifrance, one of the Company’s shareholder, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. The total funding will amount to €6,967,000 ($8,988,000) comprising a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgiveable loan (€4,010,000 or $5,173,000). The funding will be paid in three installments: the first tranche at the contract signature date, the second and the third installments after milestones defined in the contract. The grant will be recognized as a reduction of research and development expense when corresponding expense is incurred. The forgiveable loan advance will be repaid, except if the project is in commercial failure, from June 30th, 2018 to June 30th, 2020 and bears interests at a 1.53% fixed contractual rate. The difference between the amount of grant received and the present value amounted to a reduction of $115,000 in the debt carrying value, such difference to be amortized over the contract period. In the event of commercial success, defined as sales in excess of €350 million ($425 million) of the product developed under this program during a period of three years, then the Company shall pay a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project.

In 2014, the Company received €2,092,000 ($2,651,000) as grant and €968,000 ($1,227,000) as forgiveable loan. No funds were received from this project in 2015.

The market rate of interest applied in 2015 and 2014 was 2.30%. Accrued interest of $46,000 was recorded as of December 31, 2015 ($6,000 as of December 31, 2014).

15.3. Government loans

In September 2015, the Company received two loans from the financial agency of the French government for a total amount of €2,000,000 ($2,228,000). One loan of €1,000,000 bears interest at 5.24% per year, paid quarterly; the second loan of €1,000,000 is interest-free. The interest-free loan has been revalued using the 5.24% interest rate payable on the other loan. Both loans have seven year terms with the principal being amortized on a quarterly basis beginning in September 2017.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

16. Provisions

	Post- employment benefits	Others	Total	Current	Non-current
	(in thousands)
At January 1, 2013	$369	$530	$899	$530	$369
Arising (released) during the year	91	182	273	—	—
Released (used) during the year	—	(129)	(129)	—	—

At December 31, 2013	460	583	1,043	583	460
Arising (released) during the year	433	842	1,275	—	—
Released (used) during the year	—	(201)	(201)	—	—
Released (unused) during the year	—	(341)	(341)	—	—

At December 31, 2014	893	883	1,776	548	1,228
Arising (released) during the year	(165)	670	505	—	—
Released (used) during the year	—	(467)	(467)	—	—
Released (unused) during the year	—	(101)	(101)	—	—

At December 31, 2015	$728	$985	$1,713	$317	$1,396

The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees. The comprehensive income of the year includes $ 215,000 of actuarial gain (actuarial loss of $425,000 in 2014 and actuarial gain of $9,000 in 2013). No employee has retired during the past three years.

The main assumptions used in the calculation are the following:

	2013	2014	2015
Discount rate	3.17%	1.49%	2.03%
Salary increase	3%	3%	3%
Retirement age	67 years	60-62 years	60-62 years
Turnover: depending on the seniority	10%, nil as from 50 year old	3.32%, nil as from 64 year old	3.32%, nil as from 64 year old

In December 2011, the Company was notified that the French tax authorities would review the tax declarations for the years 2009 and 2010, and the nine months ended September 30, 2011. In December 2012, the Company received proposed tax adjustments, penalties and related to the French tax audit totaling €884,000 ($1,167,000), which related almost entirely to the research tax credits claimed for 2008 and 2009. The Company disagreed with nearly all the adjustments, which for the most part were differences of judgment, vigorously defended its position. Nevertheless, a provision for $327,000 was recorded in the year ended December 31, 2012 given the then current trend of such disputes in France. This is the primary component of “other provisions” as of December 31, 2013. In February 2013, the Company provided its rebuttal to the proposed tax adjustment. In March 2014, the Company was notified that the tax authorities had accepted the Company’s position and the provision was reversed.

In May 2015, the Company was notified by the United Kingdom tax authorities of inquiries regarding the calculation method used in 2014 UK research tax credit. As described in Note 4.4 to the Consolidated Financial Statements, in the year ended December 31, 2015, the Company recorded a provision for risk related to the UK tax credit in the amount of £170,000 ($252,000). The Company disagrees with tax authorities position and intends to defend its position.

In 2014, the Company canceled a final shipment of components from a supplier and was invoiced a contractual penalty of $507,000. The Company had recorded the full amount as a provision, which has been recorded in G&A expense. However the Company will dispute the amount of the penalty. In the year ended December 31, 2015, the supplier and the Company came to an agreement to reduce this penalty to $402,000 and the amount was paid during 2015.

At December 31, 2014 and 2015, “other provisions” include primarly estimated royalty payments assessed on sales of modules to holders of patents which may be deemed as essential under the requirements of the LTE standard. The royalty provision is based on management’s judgment, taking into consideration the various articles, reports, industry discussions on the subject which were available, and is recorded in the cost of product revenue. The Company’s modules are considered as final products incorporating the full LTE function, and therefore may have royalties assessed on their sale; no royalties are accrued on the sales of chips as the full LTE functionality is not included in the chip.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

17. Other non-current liabilities

	At December 31,
	2013	2014	2015
	(in thousands)
Payables	$—	$—	3,257
Deferred tax	37	2	10

Total other non-current liabilities	$37	$2	$3,257

In the year ended December 31, 2015, the Company has signed a contract with a supplier for a total amount of €5,000,000 ($5,368,000). An invoice for the total amount was received in 2015 but will be paid in three installments in 2016 and 2017. The total debt has been recorded for $4,744,000 corresponding to the discounted value calculated with an interest rate of 8.34%.

The first installment of €1,500,000 is due during the year ended 2016, the two others during the year ended 2017. The amount of $3,257,000 related to the discounted value of the 2017 payments has been recorded as non-current liabilities.

18. Trade payables and other current liabilities

	At December 31,
	2013	2014	2015
	(in thousands)
Trade payables	$7,252	$11,231	$9,498
Other current liabilities:
Employees and social debts	3,668	3,329	3,254
Others	716	688	1,350

Total other current liabilities	$4,384	$4,017	$4,604

Deferred revenue	$343	$314	$3,162

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are generally settled on 30-day terms.

•	Other payables, primarily accrued compensation and related social charges, are non-interest bearing.

In 2013 and 2014, deferred revenue is related to maintenance revenue, recognized over the 12-month maintenance period. In 2015, in addition to deferred maintenance revenue, the Company recognized deferred revenue related to development services agreements. Deferred development services revenue totaled $2,918,000, of which $ 978,000 is expected to be recognized during the year ending December 31, 2016 and $1,940,000 to be recognized in subsequent periods.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

19. Information about financial instruments

19.1. Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2013	2014	2015	2013	2014	2015
	(in thousands)
Financial assets:
Trade and other receivables
Trade receivables	$5,486	$7,749	$16,497	$5,486	$7,749	$16,497
Cash flow hedges	—	—	—	—	—	—
Loans and other receivables
Deposits	471	320	345	471	320	345
Available for sale instruments
Long-term investments	1,098	597	321	1,098	597	321
Cash, cash equivalents and short-term investments	37,244	12,489	8,681	37,244	12,489	8,681

Total financial assets	$44,299	$21,155	$25,844	$44,299	$21,155	$25,844
Total current	$42,730	$20,238	$25,178	$42,730	$20,238	$25,178
Total non-current	$1,569	$917	$666	$1,569	$917	$666
Financial liabilities:
Interest-bearing loans and borrowings:
Finance lease liability	501	211	12	501	211	12
Interest-bearing receivables financing	—	2,133	6,472	—	2,133	6,472
Convertible debt and accrued expenses	—	—	8,984	—	—	8,984
Government loans	—	—	1,851	—	—	1,851
Research project financing	—	3,653	2,947	—	3,653	2,947
Trade and other payables (current and non current)	7,252	11,231	12,755	7,252	11,231	12,755
Financial instruments at fair value through other comprehensive income:
Cash flow hedges	271	133	39	271	133	39
Financial instruments at fair value through profit and loss:
Convertible debt embedded derivative	—	—	6,091	—	—	6,091

Total financial liabilities	$8,024	$17,361	$39,151	$8,024	$17,361	$39,151
Total current	$7,784	$13,699	$22,112	$7,784	$13,699	$22,112
Total non-current	$240	$3,662	$17,039	$240	$3,662	$17,039

The carrying values of current financial instruments (cash and cash equivalents, short-term investments, trade receivables and trade and other payables, and interest-bearing receivables financing) approximate their fair values, due to their short-term nature.

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

New government loans received from the financial agency of the French government were recorded as financial instruments in compliance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

The convertible debt is a compound financial instrument. The fair value of the embedded derivative convertible debt is recalculated at the end of each reporting period.

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

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

As at December 31, 2013, the Company held the following financial instruments carried at fair value on the statement of financial position:

Assets measured at fair value

	At December 31,
	2013	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$1,098	—	$1,098	—

Liabilities measured at fair value

	At December 31,
	2013	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Fair value hedge	$(271)	—	$(271)	—

As at December 31, 2014, the Company held the following financial instruments carried at fair value on the statement of financial position:

Assets measured at fair value

	At December 31,
	2014	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$597	—	$597	—

Liabilities measured at fair value

	At December 31,
	2014	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Fair value hedge	$(133)	—	$(133)	—

As at December 31, 2015, the Company held the following financial instruments carried at fair value on the statement of financial position:

Assets measured at fair value

	At December 31,
	2015	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$321	—	$321	—

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Liabilities measured at fair value

	At December 31,
	2015	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Fair value hedge	$(39)	—	$(39)	—

Financial instruments at fair value through profit and loss:
Convertible debt embedded derivative	$(6,091)	—	$(6,091)	—

19.2. Financial instruments at fair value

The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.

The following tables present fair values of derivative financial instruments at December 31, 2013, 2014 and 2015.

	At December 31, 2013
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy U.S dollars, sell euros)	€(4,250)	$(271)

Total	€(4,250)	$(271)

	At December 31, 2014
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€3,000	$(116)
Options (buy euros, sell U.S. dollars)	1,500	(17)

Total	€4,500	$(133)

	At December 31, 2015
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€2,300	$(38)
Options (buy euros, sell U.S. dollars)	2,500	(1)

Total	€4,800	$(39)

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

During the year ended December 31, 2015, the Company recorded a loss of $36,000 (losses of $114,000 and $275,000 for the years ended December 31, 2014 and 2013, respectively) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges. There was no fair value of cash flow hedges as of December 31, 2013. During the year ended December 31, 2015, the amount transferred from other comprehensive income to Consolidated Statement of Operations was a loss of $309,000 (gain of $275,000 during the year ended December 31, 2013). During the year ended December 31, 2014, there was no amount transferred from other comprehensive income to Consolidated Statement of Operations.

During the year ended December 31, 2015, the Company recognized a net loss of $6,000 (loss od $3,000 for the yeard ended December 31, 2014 and gain of $26,000 for the year ended December 31, 2013) related to the ineffective position of its hedging instrument. There was no ineffective portion of hedging instrument in the year ended December 31, 2013.

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

•

Available for sale long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $1,098,000, $597,000 and $321,000 at December 31, 2013, 2014 and 2015, respectively.

•

Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that the Company would pay or receive to settle the related agreements, by reference to published exchange rates.

19.3. Financial risk management objectives and policies

The Company’s principal financial liabilities comprise trade payables (current and non-current). The Company has various financial assets such as trade receivables and cash and cash equivalents, which arise directly from its operations, as well as from capital increases.

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

Nearly 100% of total revenues and approximately 92% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. Approximately 55% of operating expense is denominated in euros. The Company seeks to mitigate the effect of its structural currency exposure by raising capital in euros sufficient to cover euro-based operating expenses. The Company has not used the possibility offered by paragraph 72 of IAS 39 Financial Instruments: Recognition and Measurement to designate non-derivative financial assets (cash and cash equivalents plus trade accounts receivables less trade accounts payable, denominated in euro) as a hedging instrument for a hedge of a foreign currency risk (US dollar versus euro fluctuations) corresponding to structural cost related future cash outflows. (See Note 19.2 regarding the hedging arrangement in progress as of December 31, 2015).

If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, the Company estimates the impact, in absolute terms, on operating expenses for the year ended December 31, 2015 would have been approximately $2.3 million.

Credit risk

The Company trades only with recognized, creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The Company has subscribed to a credit insurance policy which provides assistance in determining credit limits and collection, in addition to some coverage of uncollectible amounts. In addition, receivable balances are monitored on an ongoing basis.

The following table summarizes customers representing a significant portion of the Compagny’s total revenue:

Customer	Customer Location	% of total revenues for the year ended December 31,			Accounts receivables at December 31,
		2015	2014	2013	2015	2014	2013
A	China	27%	Less than 10%	—	$3,102,000	$758,000	—
B	Taiwan	16%	12%	—	$2,222,000	$1,353,000	—
C	China	14%	39%	14%	$1,167,000	$2,552,000	$475,000
D	China	Less than 10%	25%	33%	—	$1,308,000	$1,317,000
E	United States	Less than 10%	Less than 10%	22%	$1,375,000	$175,000	$1,485,000
F	United Sates	Less than 10%	Less than 10%	10%	$137,000	$723,000	$350,000

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

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
	(in thousands)
At December 31, 2013
Finance lease	$261	$232	$8	$—	$—	$—	$501
Trade payables	7,252	—	—	—	—	—	7,252
Other financial liabilities	4,384	—	—	—	—	—	4,384

	$11,897	232	8	—	—	—	$12,137
At December 31, 2014
Research project financing	$1,630	$—	$—	$368	$719	$936	$3,653
Interest-bearing receivables financing	2,133	—	—	—	—	—	2,133
Finance lease	202	9	—	—	—	—	211
Trade payables	11,231	—	—	—	—	—	11,231
Other financial liabilities	4,017	—	—	—	—	—	4,017

	$19,213	9	—	368	719	936	$21,245

At December 31, 2015
Research project financing	$1,132	$—	$330	$645	$840	$—	$2,947
Interest-bearing receivables financing	6,472	—	—	—	—	—	6,472
Government loans	—	93	370	370	370	648	1,851
Convertible debt and accrued expenses	—	—	8,984	—	—	—	8,984
Finance lease	39	—	—	—	—	—	39
Trade payables	9,498	3,257	—	—	—	—	12,755
Other financial liabilities	4,604	—	—	—	—	—	4,604

	$21,745	3,350	9,684	1,015	1,210	648	$37,652

Company’s liquidity risk for the next 12 months is described in note 2.1.

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

Capital management

The primary objective of the Company’s capital management is to continue to execute according to its business plans and budgets in order to achieve profitability and positive cash flow, and to maximize shareholder value.

20. Commitments and contingencies

Contingencies

From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business.

Management is not aware of any legal proceedings that, if concluded unfavorably, would have a significant impact of financial position or cash flows.

In May 2015, the United Kingdom tax authorities made inquiries regarding the calculation method used in 2014 UK research tax credit and discussions with the authorities are ongoing . The Company disagrees with tax authorities position and intends to defend its position. As described in Note 16, the Company decided to record a provision for risk of £170,000 ($252,000) related to the 2014 tax credit and has opted to calculate the 2015 tax credit using a less favorable regime pending outcome of the inquiry. The UK tax authorities have not indicated any challenge to the calculation of prior periods.

Bank guarantee

A bank guarantee was issued in favor of the owners of new leased office space in France, in order to secure six months of lease payments, for an amount of $320,000 as of December 31, 2015. This guarantee was secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee. The total value of investments secured to cover this bank guarantee was $320,000 at December 31, 2015.

At December 31, 2013, the Company had investments secured to cover the bank guarantee issued in favor of owners of the previously leased office space in France for an amount of $828,000, respectively.

Operating leases

The Company has long-term operating leases for office rental. Future minimum undiscounted lease payments under long-term operating leases are as follows:

	December 31,
	2013	2014	2015
	(in thousands)
Within one year	$1,382	$720	$909
After one year but not more than five years	3,022	2,898	2,358
More than five years	961	238	—

Total minimum lease payments	$5,365	$3,856	$3,267

Total operating lease expense for the year ended December 31, 2015 was $1,370,000 (2014;$1,750,000; 2013: $1,991,000).

Purchase commitments

At December 31, 2015, the Company had $4.8 million of non-cancelable purchase commitments with its third-party manufacturer and suppliers for future deliveries of equipment and components, principally during the first half of 2016.

21. Related party disclosures

There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions. There is one investor who owns in excess of 10% of the share capital of the Company: BPI France Participation – Fonds Large Venture. BPI provided funding to a consortium which includes the Company in the context of a long-term research project (See Note 15.2 Research project financing) and in loans (See Note 15.3 Government loans).

Effective June 1, 2012, the Company and Gilles Delfassy, prior to Mr. Delfassy joining the board of directors, entered into an agreement whereby Mr. Delfassy provided to the Company consultancy services in the area of business development and strategy in

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

the broadband wireless access industry. This agreement expired on June 1, 2013. During the year ended December 31, 2013, Mr. Delfassy earned fees totaling $71,000 under this contract. No consulting fees were paid during the years ended December 31, 2014 and 2015.

On December 11, 2014, the Board of Directors approved a consulting agreement with Alok Sharma, member of the board of directors, for services in business development and strategy. This agreement was renewed in 2015 and expires on April 26, 2016. During the year ended December 21, 2015, Mr Sharma earned fees totaling $155,000 under this contract. No consulting fees were paid or accrued during the year ended December 31, 2014.

In April 2015, we completed the sale of a $12 million convertible note to an affiliate of Nokomis Capital, L.L.C., an investor who owns in excess of 5% of the share capital of the Company, in a private placement transaction (See Note 14.1 Convertible debt)..

No other transactions have been entered into with these or any other related parties in 2013, 2014 and 2015, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.

Compensation of key management personnel

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$2,464	$2,237	$2,112
Share-based payment expense for the year	1,541	591	380

Total compensation expense for key management personnel	$4,005	$2,828	$2,492

Key management personnel comprises the chief executive officer and all executive vice presidents reporting directly to him.

The employment agreement with the chief executive officer calls for the payment of a termination indemnity of an amount equal to one year of his gross annual base remuneration in the event of his dismissal by the Board of Directors of the Company.

In the year ended December 31, 2015, the Company expensed a total of $196,000 board fees to non-executive members (2014. $186,000; 2013: $172,000).

One non-executive board member was paid fees under the consulting agreement in 2013 as described above. In 2014, the Company entered into a consulting agreement with another non-executive board member as described above.

Directors’ interests in an employee share incentive plan

The Company granted warrants to certain members of the Board of Directors during the years ended December 31, 2013, 2014 and 2015:

- On June 25, 2013, the shareholders authorized the Board of Directors to grant to Messrs. de Pesquidoux, Delfassy, Patterson, Pitteloud, Sharma and Slonimsky 6,000 warrants each. On June 25, 2013, the Board used this authorization to make such grants with an exercise price of $1.47 per ordinary share.

- On June 26, 2014, the shareholders authorized the Board of Directors to grant to Messrs. de Pesquidoux, Delfassy, Patterson, Pitteloud, Sharma and Slonimsky 10,000 warrants each and to Mr Maitre 25,000 warrants. On June 26, 2014, the Board used this authorization to make such grants with an exercise price of $1.77 per ordinary share.

- On June 29, 2015, the shareholders authorized the Board of Directors to grant to Messrs. de Pesquidoux, Maitre, Patterson, Pitteloud, Sharma and Slonimsky 10,000 warrants each. On June 29, 2015, the Board used this authorization to make such grants with an exercise price of $1.59 per ordinary share.

The board members were required to subscribe to the warrants at a price of €0.01 per warrant, as required by French law. There is no subscription required for founders warrants.

Share-based payment expense incurred in connection with these transactions amounted to $48,000 in the year ended December 31, 2015 (2014: $51,000 ; 2013: $178,000).

Sequans Communications S.A.

Notes to the Consolidated Financial Statements—(Continued)

22. Events after the reporting date

On April 27, 2016, the Company raised net proceeds of $7.0 million from the sale of convertible notes to certain institutional investors, including an affiliate of Nokomis Capital, L.L.C., in a private placement transaction. The convertible notes mature in April 2019 and bear interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The notes are convertible, at the holder’s option, into the Company’s ADSs at a conversion price equal to 1.2 times the 10-trading day volume weighted average price of the ADSs on the New York Stock Exchange beginning on April 28, 2016 and ending on May 12, 2016; provided, however, in no event shall the conversion price be below $2.00 or exceed $3.00.

In its meeting of April 26, 2016, the Board of Directors granted 219,750 stock options at an exercise price of $2.54 per share.

Effective March 1, 2016, the Company renewed for a second year its agreement with TCL Communication Technology Holding Limited, whereby the two companies will continue to collaborate on the development of next generation 5G wireless technologies. The Company will perform technology services and will receive funding as part of the collaboration.

In its meeting of February 2, 2016, the Board of Directors granted 33,600 stock options at an exercise price of $1.90.