Form 20-F
period 2016-12-31
SEQUANS COMMUNICATIONS
filed 2017-03-31
CIK 1383395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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
Ordinary shares, nominal value €0.02 per share: 75,030,078 as of December 31, 2016
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes   ☑  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
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
________________________________________________
 FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016
_________________________________________________

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, those concerning the following:

•	forecasts and trends in the markets in which we compete and in which our products are sold, including statements regarding the LTE markets and the expansion of the Internet of Things market;

•	our expectations regarding our expenses, sales and operations;

•	our expectations regarding our operating results;

•	our expectations regarding our customer concentration;

•	trends and challenges in the markets in which we operate, including average selling price reductions, cyclicality in the wireless communications industry and transitions to new process technologies;

•	our ability to anticipate the future market demands and future needs of our customers;

•	or ability to keep pace with and anticipate evolving industry standards;

•	our ability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect;

•	our plans for future products and enhancements of existing products;

•	anticipated features and benefits of our current and future products;

•	the sources of future demand for our products;

•	our growth strategy elements and our growth rate;

•	our ability to enter into strategic alliances or partnerships;

•	our ability to develop or acquire complementary technologies or partner with others to bring to market solutions that integrate enhanced functionalities;

•	our ability to protect and defend our intellectual property against potential third party intellectual property infringement claims;

•	general economic conditions in our domestic and international markets; and

•	our future cash needs and our estimates regarding our capital requirements and our need for additional financing.
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods. The consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016, the consolidated statements of financial position data at December 31, 2014, 2015 and 2016, and the consolidated statements of cash flow data for the years ended December 31, 2014, 2015 and 2016 have been derived from our audited Consolidated Financial Statements included elsewhere in this annual report. The consolidated statement of operations data for the years ended December 31, 2012 and 2013, consolidated statement of financial position data at December 31, 2012 and 2013, and the consolidated statement of cash flow data for the year ended December 31, 2012 and 2013, have been derived from our audited Consolidated Financial Statements not included in this annual report.

Our financial statements included in this annual report were prepared in U.S. dollars in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

	Years ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product revenue	$19,600	$10,708	$19,836	$24,669	$34,581
Other revenue	2,654	3,004	2,766	7,863	10,998
Total revenue	22,254	13,712	22,602	32,532	45,579
Cost of revenue(1):
Cost of product revenue	11,781	8,616	15,435	17,970	22,574
Cost of other revenue	176	205	346	1,481	3,022
Total cost of revenue	11,957	8,821	15,781	19,451	25,596
Gross profit	10,297	4,891	6,821	13,081	19,983
% of revenue	46%	36%	30%	40%	44%
Operating expenses(1):
Research and development	28,365	28,357	28,634	25,305	26,334
Sales and marketing	6,562	4,449	5,278	5,985	7,126
General and administrative	8,093	7,528	6,969	5,428	6,267
Total operating expenses	43,020	40,334	40,881	36,718	39,727
Operating income (loss)	(32,723)	(35,443)	(34,060)	(23,637)	(19,744)
Financial income (expense)	(21)	(1)	98	(3,448)	(4,759)
Profit (Loss) before income taxes	(32,744)	(35,444)	(33,962)	(27,085)	(24,503)
Income tax expense (benefit)	234	142	162	317	284
Profit (Loss)	$(32,978)	$(35,586)	$(34,124)	$(27,402)	$(24,787)
Basic earnings (loss) per share	$(0.95)	$(0.78)	$(0.58)	$(0.46)	$(0.39)
Diluted earnings (loss) per share	$(0.95)	$(0.78)	$(0.58)	$(0.46)	$(0.39)
Number of shares used for computing:
Basic	34,680	45,456	59,142	59,145	63,805
Diluted	34,680	45,456	59,142	59,145	63,805

	At December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash, cash equivalents and short-term investments	$28,751	$37,244	$12,489	$8,681	$20,547
Total current assets	49,539	60,658	36,315	35,819	50,069
Total assets	68,402	73,528	49,415	48,856	65,077
Current and non-current loans and borrowings	—	—	5,846	26,482	29,310
Total current liabilities	11,954	13,258	19,048	31,072	33,196
Total equity	55,471	58,929	25,115	(1,248)	8,860

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Consolidated Statements of Cash Flow Data:
Net cash flow from (used in) operating activities	$(22,848)	$(24,345)	$(24,406)	$(16,401)	$(15,589)
Net cash flow used in investments activities	(5,511)	(3,956)	(5,625)	(5,345)	(5,270)
Net cash flow from financing activities	(119)	36,791	5,121	17,710	32,778
Net foreign exchange difference	9	3	(5)	(5)	(5)
Cash and cash equivalents at January 1	57,220	28,751	37,244	12,329	8,288
Cash and cash equivalents at December 31	28,751	37,244	12,329	8,288	20,202
(1)    Includes share-based compensation as follows:

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Cost of revenue	$156	$112	$47	$17	$11
Operating expenses	3,033	2,052	1,230	850	1,111
Share-based compensation	$3,189	$2,164	$1,277	$867	$1,122

Exchange Rate Information
In this annual report, for convenience only, we have translated the euro amounts reflected in our financial statements as of and for the year ended December 31, 2016 into U.S. dollars at the rate of €1.00 = $1.0552, the noon buying rate for euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2016. You should not assume that, on that or on any other date, one could have converted these amounts of euros into U.S. dollars at that or any other exchange rate.
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

	Year ended December 31,
	2012	2013	2014	2015	2016
High	1.3463	1.3816	1.3927	1.2015	1.1516
Low	1.2062	1.2774	1.2101	1.0524	1.0375
Period End	1.3186	1.3779	1.2101	1.0859	1.0552
Average Rate	1.2859	1.3281	1.3297	1.1096	1.1072
The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. Dollars and the exchange rate at the end of the month based on the noon buying rate as described above. The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

		Last Six Months
	September	October	November	December	January	February
High	1.1271	1.1212	1.1121	1.0758	1.0794	1.0802
Low	1.1158	1.0866	1.0560	1.0375	1.0416	1.0551
End of Month	1.1238	1.0962	1.0578	1.0552	1.0794	1.0618

On March 24, 2017, the noon buying rate for euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, was €1.00 = $1.0806.
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
We were established in 2003 and began operations in 2004, and have incurred losses on an annual basis since inception. We experienced net losses of $34.1 million, $27.4 million and $24.8 million in 2014, 2015 and 2016, respectively. At December 31, 2016, our accumulated deficit was $209.6 million. We expect to continue to incur significant expense related to the development of our LTE products and expansion of our business, including research and development and sales and administrative expenses. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. If we do not, we may not be able to achieve or maintain profitability, and we may continue to incur significant losses in the future.
Our industry is subject to rapid technological change that could result in decreased demand for our products and those of our customers or result in new specifications or requirements on our products, each of which could negatively affect our revenues, margins and operating results.
The markets in which we and our customers compete or plan to compete are characterized by rapidly changing technologies and industry standards and technological obsolescence. Our ability to compete successfully depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in any of our target markets could harm our competitive position within these markets. In addition, such shifts can cause a significant decrease in our revenues and adversely affect our operating results. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenue and a loss of design wins. The development of new technologies and products generally requires substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new technologies and products, including our LTE products, and it is possible that our development efforts will not be successful and that our new technologies and products will not be accepted by customers or result in meaningful revenue. If the semiconductor solutions we develop fail to meet market or customer requirements or do not achieve market acceptance, our operating results and competitive position would suffer.
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

•	market acceptance, adequate consumer demand and commercial production of the products in which our semiconductor solutions are incorporated;

•	the quality, performance, functionality and reliability of our products as compared to competing products and technologies; and

•	effective marketing, sales and customer service.
The markets for our semiconductor solutions are characterized by frequent introduction of next generation and new products with new features and functionalities, short product life cycles and significant price competition. If we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations would suffer. In addition, frequent technology changes and introduction of next generation products may result in inventory obsolescence, which could reduce our gross margins and harm our operating performance. If we fail to timely introduce new products that meet the demands of our customers or our target markets, or if we fail to penetrate new markets, our revenue will decrease and our financial condition would suffer.
If we fail to successfully develop, commercialize, produce and sell our module product line, our business, revenue and operating results may be harmed.
In 2013, we introduced a new product module line. Our modules incorporate many components in addition to our chipsets. We may lack the purchasing power to acquire at competitive prices certain components required to produce modules, and we do not expect to be able to command selling prices for those modules that allow us to maintain traditional semiconductor-only margins for the full module. In the near future, modules could represent a large portion of our revenue mix, which could negatively impact our overall gross margin. Certain large customers may decide to buy the modules directly from the manufacturers who purchase our chipsets, rather than us, in order to reduce their costs. This may result in a reduction of our revenue and gross profit, but an improvement of overall gross margin percentage, compared to the case where we sell the modules ourselves.
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
We or our customers may be required to obtain licenses for certain so-called “essential patents” in order to comply with applicable standards, which could require us to pay additional royalties on certain of our products. If we or our customers are unable to obtain such licenses, our business, results of operations, financial condition and prospects would be harmed.
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
As we expand into the broader Internet of Things market, we will similarly depend on the commercial deployment of narrow band LTE variants, beginning with Cat M and, later, Cat NB-1. The adoption of the Cat M and Cat NB-1 standards is expected to expand the market for Internet of Things devices. If the Cat M or Cat NB-1 standards are not successfully adopted and deployed, or if competing standards for Internet of Things devices become favored by wireless carriers, we may not be able to successfully commercialize our Cat M (and, later, Cat NB-1) chipsets, which would harm our sales and our financial results.
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
While we have our key engineering competencies in-house, primarily in France, the United Kingdom and the United States, we outsource some software development and testing activities to an independent third-party provider of engineering services. We work with a dedicated team of 24 software engineers based in Kiev, Ukraine. As a result of the decision of the Russian government to annex the Crimea region of Ukraine, the United States and the European Community have imposed economic sanctions on Russia. If Ukraine experiences further political instability, these engineers may be unable to work for a sustained period of time, which could adversely impact our research and development operations. We also have our own electronic equipment physically in place in Kiev which could be at risk in the event of violence in the region. We have developed a contingency plan to trigger if the engineers in Kiev are unable to continue working on their projects for us, but if our contingency plan is not effective, we could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on our revenues.
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

Our top ten customers accounted 96%, 92% and 86% of our total revenue in 2014, 2015 and 2016, respectively. The following table summarizes customers representing a significant portion of total revenue:

Customer	% of total revenues for the year ended December 31,			% of our accounts receivable at December 31,
	2014	2015	2016	2016
Comtech	—	—	29%	35%
Gemtek	39%	14%	15%	Less than 10%
Customer A (Taiwan-based)	Less than 10%	27%	Less than 10%	Less than 10%
AIT	12%	16%	—	—
Huawei	25%	Less than 10%	—	—

Comtech is a distributor who serves multiple customers in China and Taiwan. We expect that some of these customers, particularly those above 10% during 2016, could each continue to represent at least 10% of our revenue in 2017 as the market for single-mode LTE devices is in its early stages and still concentrated in a relatively small number of device makers. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.
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
We do not have firm, long-term purchase commitments from our customers. Substantially all of our sales are made on a purchase order basis, and in most cases our customers are not contractually committed to buy any quantity of products from us beyond firm purchase orders.  Additionally, customers may cancel, change or delay purchase orders already in place with little or no notice to us. Because production lead times often exceed the amount of time required to fulfill orders, we often must manufacture in advance of orders, relying on an imperfect demand forecast to project volumes and product mix. Our ability to accurately forecast demand can be harmed by a number of factors, including inaccurate forecasting by our customers, changes in market conditions, changes in our product order mix and demand for our customers’ products. Even after an order is received, our customers may cancel these orders or request a decrease in production quantities. Any such cancellation or decrease subjects us to a number of risks, most notably that our projected sales will not materialize on schedule or at all, leading to unanticipated revenue shortfalls and excess or obsolete inventory, which we may be unable to sell to other customers. Alternatively, if we are unable to project customer requirements accurately, we may not manufacture enough semiconductor solutions, which could lead to delays in product shipments and lost sales opportunities in the near term, as well as force our customers to identify alternative sources, which could affect our ongoing relationships with these customers. We have in the past had customers significantly increase their requested production quantities with little or no advance notice. If we do not fulfill customer demands in a timely manner, our customers may cancel their orders and we may be subject to customer claims for cost of replacement. Underestimating or overestimating demand would lead to insufficient, excess or obsolete inventory and could harm our operating results, cash flow and financial condition, as well as our relationships with our customers and our reputation in the marketplace.
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

Furthermore, even if an OEM designs one of our semiconductor solutions into its product offering, we cannot be assured that its product will be commercially successful and that we will receive any revenue from that OEM. This risk is heightened because 4G technology is rapidly emerging and many of our customers, particularly in the Internet of Things market, do not have significant experience designing products utilizing 4G technology. If our customers’ products incorporating our semiconductor solutions fail to meet the demands of their customers or otherwise fail to achieve market acceptance, our revenue and business would be harmed.
If we are unable to compete effectively, we may not increase or maintain our revenue or market share, which would harm our business.
We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our revenue and market share may decline. In the LTE market, we face or expect to face competition from established semiconductor companies such as HiSilicon Technologies, Intel Corporation, Mediatek, Qualcomm Incorporated, Samsung Electronics Co. Ltd., Sony Corporation (after its acquisition of Altair Semiconductor in 2016) and Spreadtrum, as well as smaller actors in the market such as GCT Semiconductor. Many of our competitors have longer operating histories, significantly greater resources and name recognition, and a larger base of existing customers than us. In addition, recently there has been consolidation within the industry, notably the acquisition of smaller competitors by larger competitors. The significant resources of these larger competitors may allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements or to bring new products to market in a more timely manner than us. For example, some competitors may have greater access or rights to complementary technologies, including GNSS (GPS), blue tooth, sensors, graphic processing, etc., and we may need to develop or acquire complementary technologies or partner with others to bring to market solutions that integrate enhanced functionalities. We expect to pursue such transactions or partnerships if appropriate opportunities arise.  However, we may not be able to identify suitable transactions or partners in the future, or if we do identify such transactions or partners, we may not be able to complete them on commercially acceptable terms, or at all. In addition, these competitors may have greater credibility with our existing and potential customers. Further, many of these competitors are located in Asia or have a significant presence and operating history in Asia and, as a result, may be in a better position than we are to work with manufacturers and customers located in Asia. Moreover, many of our competitors have been doing business with customers for a longer period of time and have well-established relationships, which may provide them with advantages, including access to information regarding future trends and requirements that may not be available to us. In addition, some of our competitors may provide incentives to customers or offer bundled solutions with complementary products, which could be attractive to some customers, or adopt more aggressive pricing policies, which may make it difficult for us to gain or maintain market share.
Our ability to compete effectively will depend on a number of factors, including:

•	our ability to anticipate market and technology trends and successfully develop products that meet market needs;

•	our ability to deliver products in large volume on a timely basis at competitive prices;

•	our success in identifying and penetrating new markets, applications and customers;

•	our ability to accurately understand the price points and performance metrics of competing products in the market;

•	our products’ performance and cost-effectiveness relative to those of our competitors;

•	our ability to develop and maintain relationships with key customers, wireless carriers, OEMs and ODMs;

•	our ability to secure sufficient high quality supply for our products;

•	our ability to conform to industry standards while developing new and proprietary technologies to offer products and features previously not available in the 4G market;

•	our ability to develop or acquire complementary technologies or to partner with others to bring to market products with enhanced functionalities; and

•	our ability to recruit design and application engineers with expertise in wireless broadband communications technologies and sales and marketing personnel.
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

Furthermore, to remain competitive and manage future expansion and growth, we must carry out extensive research and development, which requires significant capital investment. During periods of economic or market slow-down, we must also effectively manage our expenses to preserve our ability to carry out such research and development. We kept our operating expenses fairly flat in 2014 and decreased them in 2015, but with our initial success in introducing new LTE products and gaining design wins during 2015, we increased our investment in research and development in 2016, as well as sales and marketing, general and administrative and other functions to support the growth of our business. As our customer base broadens and as our customers launch products on more operators worldwide, we expect that operating expenses will increase somewhat in 2017. We are likely to incur these costs earlier than some of the anticipated benefits and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results.
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
Though we rely to a significant extent on proprietary intellectual property, we may not be able to obtain, or may choose not to obtain, sufficient intellectual property rights to provide us with meaningful protection or commercial advantage.
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
We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled management, engineering and sales and marketing personnel. The loss of any key employees or the inability to attract, retain or motivate qualified personnel, including engineers and sales and marketing personnel could delay the development and introduction of and harm our ability to sell our semiconductor solutions. We believe that our future success is dependent on the contributions of Georges Karam, our co-founder and chief executive officer, and Bertrand Debray, our co-founder and chief operating officer. The loss of the services of Dr. Karam, Mr. Debray, other executive officers or certain other key personnel could materially harm our business, financial condition and results of operations. For example, if any of these individuals were to leave unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity during the search for any such successor and while any successor is integrated into our business and operations.
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
We design our semiconductor solutions to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc. (IEEE), the 3rd Generation Partnership Project (3GPP) and Open Mobile Alliance (OMA). We also depend on industry groups such as the Global Certification Forum (GCF) and the PTS Type Certification Review Board (PTCRB) to help certify and maintain certification of our semiconductor solutions. If our customers adopt new or competing industry standards that are not compatible with our semiconductor solutions, if industry groups fail to adopt standards compatible with our semiconductor solutions or if our customers are requiring chip certifications that we did not design our products for, our existing semiconductor solutions would become less desirable to our customers and our sales would suffer. The emergence of markets for our products is affected by a variety of factors beyond our control. In particular, our semiconductor solutions are designed to conform to current specific industry standards. Competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new semiconductor solutions. For example, as we expand into the Internet of Things market, we expect to face additional competition from companies such as SIGFOX or others using LoRa Wireless RF technology, a long range, low power consumption and data transmission protocol for Internet of Things devices. Wireless carriers have recently started testing 5G technology, the next phase of mobile telecommunications standards, which is expected to be introduced to the market by 2020. If we are unable to successfully develop or commercialize products for the 5G standard, our semiconductor solutions could become obsolete, which would cause our sales and financial results to suffer. Governments and foreign regulators may adopt standards that are incompatible with our semiconductor solutions, favor alternative technologies or adopt stringent regulations that would impair or make commercially unviable the deployment of our semiconductor solutions. In addition, existing standards may be challenged as infringing upon the intellectual property rights of other companies or may become obsolete.
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
If coastal flooding, a large earthquake, volcanic eruption or other natural disaster were to directly damage, destroy or disrupt TSMC’s manufacturing facilities or the facilities of our test and assembly contractors, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. For example, substantially all of our semiconductor solutions are manufactured and assembled by third-party contractors located in Taiwan and Singapore. The risk of an earthquake or tsunami in Taiwan or Singapore, such as the major earthquakes that occurred in Taiwan in June 2003, December 2006 and February 2016, and elsewhere in the Pacific Rim region is significant due to the proximity of major earthquake fault lines to the facilities of our foundry vendor and assembly and test subcontractors. Even if these facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. Although our third-party contractors did not suffer any significant damage as a result of the most recent earthquakes, the February 2016 earthquake caused shipment delays in the first and second quarter of 2016, and the occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry vendor or assembly and test capacity. For instance, the recent earthquake and tsunami in Japan, though it did not directly cause damage to any of our third-party contractors, may impair the ability of such contractors to procure components from vendors in Japan, and alternative suppliers may not be available in a timely manner or at all, and may impair the ability of our customers to procure components other than ours that are necessary to their production process, which in turn could result in a slowing of their production and consequently of purchases of our products. Any disruption resulting from such events could cause significant delays in the production or shipment of our semiconductor solutions as well as significant increases in our transportation costs until we are able to shift our manufacturing, assembling or testing from an affected contractor to an alternative vendor.
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
From time to time, we are subject to tax audits that could result in tax assessments and potential penalties, particularly with respect to claimed research tax credits due to the judgment involved in determining which projects meet the tax code’s criteria for innovation and fundamental research. For example, in May 2015, we received notification from the United Kingdom tax authorities that they made inquiries regarding the calculation method used in 2014 UK research tax credit and discussions with the authorities are ongoing. We disagreed with the tax authorities’ position and defended our position, but ultimately the tax authorities' position prevailed and we settled the matter in 2016 for approximately the amount of the provision recorded in 2015: £170,000 ($252,000). Our actual costs for any disputes in the future may be materially different from the provisions recorded if we are not successful in our appeal of any assessment, which could have a material adverse effect on our business.
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
Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling, the Chinese yuan and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, we estimate the impact, in absolute terms, on operating expenses for the year ended December 31, 2016 would have been $2.2 million. Our exposure to foreign currency risk may change over time as business practices evolve and economic conditions change, including, for example, sudden global economic conditions resulting from measures like the referendum in the United Kingdom in June 2016, which resulted in a vote in favor of exiting the European Union, commonly referred to as “Brexit.”
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
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of the ADSs has fluctuated substantially and is likely to fluctuate in the future, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. While we do not believe we were a PFIC for 2016, there is no assurance that we will not be a PFIC in 2017 or later years. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, having interest charges apply to distributions by us and the proceeds of ADS sales and additional reporting requirements. We do not expect to provide to U.S. holders the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Item 10.E—Taxation—Material United States Federal Income Tax Consequences.”
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

The exercise or conversion of outstanding stock options, founders warrants, restricted shares, warrants and convertible notes into ordinary shares will dilute the percentage ownership of our other shareholders and the sale of such shares may adversely affect the market price of the ADSs.
As of December 31, 2016, there were outstanding stock options, founders warrants, restricted shares and warrants to purchase an aggregate of approximately 7.8 million of our ordinary shares, and more restricted shares, options and warrants will likely be granted in the future to our officers, directors, employees and consultants. We also have outstanding two issuances of convertible notes, the first of which may be converted into 7.3 million ADSs at a conversion price of $1.85 per ADS and the second of which may be converted into 2.8 million ADSs at a conversion price of $2.7126 per ADS. We may issue additional warrants or convertible notes in connection with acquisitions, borrowing arrangement or other strategic or financial transactions. The exercise of outstanding stock options, warrants, or convertible notes, and the vesting of restricted shares, will dilute the percentage ownership of our other shareholders. The exercise of these options, warrants and convertible notes and the vesting of restricted shares, with the subsequent sale of the underlying ordinary shares could cause a decline in the market price of the ADSs.
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
Principal Capital Expenditures
Our capital expenditures for the years ended December 31, 2014, 2015 and 2016 amounted to $6.2 million, $5.5 million and $5.4 million, respectively. These investments in property and equipment and intangible assets primarily consisted of purchases related to LTE product development and, to a lesser extent in 2014, leasehold improvements and furnishing for our new corporate office. We anticipate our capital expenditures in the year ended December 31, 2017 to be for ongoing LTE product development. We anticipate our capital expenditure in 2017 to be financed from our cash on hand plus financing from strategic alliances, R&D project financing and/or debt. Should we decide to broaden our product range by acquiring or developing complementary technologies, we would need additional capital expenditures in order to support development of multi-mode products.

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
We believe the single-mode LTE, or LTE-only, device market is a potentially large and under served segment of the overall LTE device market, and that these devices are characterized by attractive attributes not typically found in the traditional multi-mode device market, which include legacy 2G and 3G wireless technologies. Specifically, we believe there are significant advantages in size, power consumption, product cost, development costs and certification costs for our customers producing LTE-only devices compared to their more expensive, larger, more power hungry and more complex multi-mode counterparts. Furthermore, we believe a growing proportion of cellular-connected “Internet of Things” (IoT) devices, such as industrial machine-to-machine (M2M) devices, will integrate 4G LTE connectivity solutions as result of the announced or expected shutdowns of many 2G networks and the longevity and technical advantages of 4G LTE in this market. In addition, the completion of 3GPP Release 13 in 2016 ratified two new LTE categories targeting low complexity, low data-use machine-type communications. LTE-M (also known as LTE Cat M) and NB-IoT (also known as Cat NB1) enable dramatically better power efficiency, reduced module costs and better coverage for M2M and IoT devices compared to traditional LTE or even 2G or 3G solutions. As a result, we believe that the LTE-only market will continue to increase, especially as operators fully deploy their LTE networks, as the volume of data traffic continues to grow, and as the IoT market adopts the new connectivity technologies. We believe our LTE solutions are among the most highly optimized, efficient and mature solutions in the industry, and that they are differentiated from those of both the multi-mode solutions providers and from rivals providing single-mode 4G LTE solutions.
We have successfully brought to market seven generations of 4G wireless chipsets, including four generations of LTE chipsets. The cost, size and power efficiency of our LTE chip designs, coupled with our deep understanding of system-level architecture, our advanced wireless signal processing intellectual property and our RF expertise, enable us to provide high-performance, low-power and cost-efficient 4G semiconductor solutions, allowing us to target a wide range of wireless broadband and IoT devices. In the broadband data device market, our solutions serve as the core wireless communications platform in these devices, including USB dongles; portable routers; embedded wireless modems for computing and multimedia devices; and customer-premises equipment, such as fixed wireless broadband access modems, routers and residential gateways. In the Internet of Things device markets, our solutions provide connectivity for machine-to-machine devices and sensors in transportation, security, asset tracking, retail, smart energy, smart city, agriculture, healthcare and other applications. We also expect to see strong growth in the IoT market in consumer applications such as wearables and personal and property trackers.
From 2005 through December 31, 2016, we shipped approximately 22.9 million 4G baseband-based semiconductor solutions, which have been deployed by leading wireless carriers around the world. Until the end of 2012, our shipments were primarily 4G WiMAX products. Since 2012, shipments of our LTE products exceeded our WiMAX shipments, and we ceased shipments of WiMAX in 2015.
Given that LTE and WiMAX share a common technology platform, we leveraged our leadership in WiMAX to successfully develop highly competitive LTE semiconductor solutions that are being deployed globally. Our LTE solutions are currently in commercial deployments in the United States, Canada, Italy, United Kingdom, Indonesia, Malaysia, Philippines, China, South Korea, India, Australia, Brazil and elsewhere.
Our LTE product line comprises two families: our StreamrichLTETM family addresses the high-performance, feature-rich broadband device segment, while the StreamliteLTETM family is designed specifically to address the unique price/performance requirements of the “Internet of Things” market, including connected consumer electronics and machine-to-machine devices. The figure below highlights our portfolio strategy, which allows us to target a variety of applications with purpose-built, price/performance-optimized chipset solutions.
In 2013, we introduced the EZLinkLTETM family of LTE modules, which provide all-in-one connectivity solutions designed to simplify the task, and reduce the cost, of embedding LTE into mobile computers, tablets, and machine-to-machine devices. Several different EZLinkLTE modules have been certified by Verizon Wireless for use on their LTE network, and are shipping in various commercial devices for the Verizon Wireless LTE network. In addition, EZLinkLTE modules have been approved for use by AT&T and T-Mobile US. The module strategy was put in place primarily to seed the market with our technology and accelerate time-to-market for us and our customers during a period when traditional cellular module vendors were not providing LTE-only solutions. We have seen this shift significantly over the past two years, with multiple module vendors now offering LTE-only modules. It is our goal to increasingly rely on module vendors to provide these solutions, allowing us to focus our sales on chipsets.
The research firm Strategy Analytics projects that the number of LTE devices shipped annually will increase from 1.24 billion in 2016 to 2.1 billion in 2021, representing a CAGR of approximately 11%. Over 9.9 billion LTE devices are expected to ship over this timeframe, and according to Strategy Analytics, more than 1.3 billion of them will be single-mode LTE devices, about one quarter of them in the Internet of Things market. The firm goes on to project that the single-mode LTE device market will grow at a CAGR of nearly 88% in this period to reach annual shipments of 563 million units in 2021, with nearly half of the 2021 shipments coming in devices for the Internet of Things market.
Our LTE solutions are incorporated into devices sold by many leading OEMs and ODMs, including in the Verizon Wireless Ellipsis Jetpack MHS800L and MHS815L portable routers, the Gemalto Cinterion® ELS31 LTE Category 1 industrial M2M module, the Encore Networks EN-1000 industrial router and in a variety of devices and modules produced by Autonet, Baicells, Fibocom, Gemtek, Geotab, Huawei, LinkLabs, Netcomm, Nimbelink, Orion Labs, USI, Wistron NeWeb, Wivity, ZMTel, ZTEWeLink and others.
Our total revenue increased from $22.6 million in 2014 to $32.5 million in 2015 to $45.6 million in 2016, and our annual net loss decreased from $34.1 million in 2014 to $27.4 million in 2015 to $24.8 million in 2016.
Industry Background
Evolution of Wireless Networks
The use of wireless communications devices has increased dramatically in the past decade, and mobile phones and wireless data services have become an integral part of day-to-day communication. According to the February 2017 Cisco® Visual Networking Index, mobile data traffic is expected to grow more than seven-fold from 2016 to 2021, a compound annual growth rate of 47%, and by 2021 over 79% of this data will run on 4G networks.
This increase in wireless data traffic is driven by two primary trends. First, the pervasiveness of the Internet with its vast array of rich media content and applications along with users’ desire to be connected anywhere and anytime using a variety of different wireless devices is driving a fundamental change in wireless data usage models and increasing demand for high speed wireless data connectivity. Second, rapid advances in performance and functionality have resulted in mobile phones evolving from solely voice-centric communications devices into data-intensive devices, such as smartphones and tablets, that support high-definition video, bandwidth-intensive Internet applications and streaming multimedia content, all of which require additional wireless network throughput. As a result, wireless carrier networks using 2G or 3G technology, originally designed primarily for voice traffic, strained to reliably handle the dramatic increase in wireless broadband data demand. This has been a major driver of the rapid shift by operators in many regions to 4G LTE technology to better meet this demand.
Wireless technologies have evolved through successive generations of protocols driven by the need for more efficient networks with greater bandwidth and capacity to handle a rising number of subscribers and increasing usage of broadband data services. Launched in 1991, 2G wireless networks, based on the Global System for Mobile Communications, or GSM, standard, and later the IS-95 standard based on Code Division Multiple Access, or CDMA, technology, were the first mobile telephone networks to use digital technology to digitize and compress voice traffic for more efficient use of spectrum bandwidth. These networks were designed primarily to support voice traffic, although ultimately they were capable of supporting data rates up to 64 kilobits per second, or Kbps, using a circuit-switched data connection.
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
Despite the advances in data rates provided by these improvements on both the 3GPP and 3GPP2 paths, these 2G and 3G networks remain constrained by legacy technologies that were designed primarily for voice traffic, which are characterized by limited throughput and inefficient utilization of spectrum. Unable to effectively address the fast growing demand for wireless broadband data services in a cost effective manner using legacy 2G and 3G networks, most wireless carriers have moved to what are commonly referred to as ‘4G’ networks using LTE technology, which provide much higher peak downlink and uplink speeds in a more spectrally-efficient manner. The first version of the 3GPP LTE specification, Release 8, defined four User Equipment (UE) categories, or performance levels. UE Category 1 provides peak downlink speeds of 10 Mbps, and uplink of 5 Mbps. UE Category 2 provides 50 Mbps downlink and 25 Mbps uplink, while Categories 3 and 4 deliver 100 Mbps and 150 Mbps downlink, respectively, each with a peak uplink speed of 50 Mbps. In subsequent releases of the 3GPP LTE specifications, Releases 10 and later), called LTE-Advanced, additional improvements in features and performance were specified. These LTE-Advanced networks are already deployed by at least 187 operators worldwide, according to a February 2017 report by the Global Mobile Suppliers Association. The initial versions of LTE-Advanced can provide as much as 300 Mbps of downlink speed (3GPP Release 10 UE Category 6), with subsequent versions providing downlink speeds of up to 600 Mbps and peak uplink speeds of up to 100 Mbps (3GPP Release 12 User Equipment Category 12). More recently several UE Categories (16 and above, introduced as part of 3GPP Release 12 and 13) have specified speeds up to or exceeding 1 gigabit per second (Gbps). These higher speed categories involve aggregating multiple carriers, applying higher-order MIMO antenna technology, and more advanced modulation techniques.

The figure below provides a simplified perspective on the evolution of wireless technologies providing ever-increasing performance:

Wireless carriers are seeking to quickly deploy and transition existing wireless data services to more efficient 4G networks, which require less capital expenditure for a given amount of data throughput. At the same time, potential average revenue per account, or ARPA, can be increased by providing value-added mobile broadband services and solutions that are better enabled by the speed and performance of 4G networks. According to the February 2017 Cisco® Visual Networking Index, mobile video will increase 8.7-fold between 2016 and 2021, accounting for 78% of total mobile data traffic, which is particularly problematic for legacy networks to support economically. These factors are key drivers of the move by mobile network operators to LTE technology.

Additionally, carriers in developing regions are increasingly embracing 4G wireless technology as a cost-effective and easier-to-deploy alternative to wireline networks for delivering broadband capability to subscribers. According to a 2016 report by the International Telecommunications Union, developing regions of the world had only 8.2 wired broadband subscriptions per 100 inhabitants, about 72% below that of developed regions. 4G wireless technology is being deployed in many of these developing regions to increase access to broadband services. This trend is expected to continue, especially as the higher UE category implementations approach gigabit per second performance levels.
While increasing demand for mobile and fixed broadband connectivity is driving LTE technology along a performance vector, the emerging IoT market is pushing wireless technology along a different vector. Many M2M and IoT applications are moving to LTE connectivity for its expected longevity, and because the technology is being optimized for improved coverage, reduced power consumption and lower cost. Many machine-to-machine connections are of the “set it and forget it” variety, and are expected to remain operational for ten or more years, sometimes powered by a battery. According to the February 2017 Cisco® Visual Networking Index, global M2M traffic is expected to grow at a 70% CAGR from 2016 to 2021, and over 3.3 billion M2M modules are expected to be connected by 2021. The overall surge in the number of mobile and M2M connections and the traffic they produce, coupled with the relative scarcity of available wireless spectrum, has prompted a number of operators, including AT&T in the United States and others in South Korea and Japan, to shut down their aging 2G networks so they can re-farm the spectrum for use with 4G LTE technology. As a result, many new machine-to-machine and “Internet of Things” device deployments are incorporating LTE technology, despite the fact that some may not need the throughput performance provided by traditional LTE UE Categories.
Recently, the industry has introduced new variants of LTE which optimize for low power consumption and reduced complexity, rather than high speed, in order to address the needs of machine-to-machine and other connected objects in the Internet of Things. Specifically, in 2015 and 2016, LTE Category 1, with a peak downlink speed of 10 Mbps, was deployed by operators such as Verizon, T-Mobile, AT&T and NTT DoCoMo to enable their IoT and M2M customers to move from legacy 2G and 3G technology to LTE.
Meanwhile, 3GPP has defined LTE-based standards for Machine-Type Communications (MTC), introducing narrower bandwidths, reduced complexity, reduced throughput, improved coverage and reduced power modes to the LTE standard. These new MTC features began to be introduced in 3GPP Release 12, with further additions and optimizations in Release 13. The optimizations are summarized in the graphic below.
3GPP Release 13, completed in mid-2016, introduced LTE-M, also called LTE Category M1, featuring 1.4 MHz bandwidth and peak speeds under 1 Mbps; and it also introduced a narrowband IoT (NB-IoT) category, also called Category NB1, with 200 kHz bandwidth and peak speeds under 200 kbps. These new categories provide excellent power efficiency, enabling years-long battery life for the devices they connect. They also provide superior network coverage and reduced module costs compared to their predecessor technologies, including traditional LTE, 2G and 3G. In addition, these new technologies are compatible with existing LTE networks, generally via a software upgrade to the network infrastructure already deployed, and they can operate on the same spectrum already deployed by LTE operators. This combination of attributes is expected to drive significant demand for these technologies in M2M and IoT applications. The graphic below depicts how various LTE categories might map to a range of IoT applications.

LTE for IoT: Application Segmentation

LTE-M & NB-IoT complement each other – even while Cat 1 & Cat 4 IoT applications will remain

1 Gbps
100 Mbps
10 Mbps
1 Mbps
100 Kbps
10 Kbps
1 Kbps
LTE Cat 4
150 Mbps4
LTE Cat 1
10 Mbps3
LTE-M
LTE CAT M1
~375 kbps2
NB-IoT
LTE CAT NB1
~62 kbps1
IoT Aggregators
Routers
IoT gateways
Network bridges
Data Devices
In-car hotspot
In-car infotainment
Video surveillance
Digital signage
Retail kiosk/ATM
Connected CE devices
Smart Devices
Alarm panels
Telematics
POS terminals
Connected healthcare
Enterprise PDA
Smart Watch
Patient monitors
mPERS
Asset trackers
Wearables/Meters/Trackers
Fleet trackers
Fitness bands
Electric meter
Kids Watch
Personal/pet trackers
Gas/Water meter
Sensors
Smoke detectors
Parking control
HVAC control
Agriculture monitors
Industrial monitors
Lighting
Pollution monitors

SEQUANS COMMUNICATIONS

Copyright © 2017 Sequans Communications

1) Approx. peak UL speed in HD-FDD; DL ~28kbps
2) Approx. peak UL speed in HD-FDD; DL ~300kbps
3) Peak DL in FDD; peak UL = 5Mbps
4) Peak DL in FDD; peak UL = 50Mbps

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
The commonly accepted 4G protocols, LTE and WiMAX, are IP-based, share the same OFDMA and MIMO technologies and have very similar radio designs, coding schemes and signal processing algorithms. WiMAX was defined as a standard and deployed ahead of LTE as carriers sought to monetize available frequency spectrum using a Time Division Duplexing, or TDD, RF technology. TDD transmits and receives signals on the same frequency using a time-sharing scheme, whereas Frequency Division Duplexing, or FDD, uses different, but 'paired' frequencies to transmit and receive signals simultaneously. While WiMAX is deployed almost exclusively in one of a limited number of TDD frequency bands, LTE is compatible with both TDD and FDD spectrum and can be deployed in many different frequency bands.
LTE has become the dominant technology for 4G wireless broadband access, particularly among large mobile operators who have historically deployed 3GPP or 3GPP2 technology. The Global Mobile Suppliers Association counted 581 commercial LTE networks in 186 countries as of January 31, 2017, making it the fastest developing mobile communications system technology ever. Worldwide subscribers were estimated at 1.74 billion at the end of 2016 by GSMA. Leading this trend, according to company reports, China Mobile had over 535 million LTE subscribers at the end of 2016, Reliance Jio in India had over 100 million LTE subscribers by February 2017, and Verizon Wireless in the U.S. had over 90 million active LTE connections at the end of 2016.  According to GSMA, LTE subscribers will exceed 3.6 billion by 2020. This growth in subscribers accompanies an LTE device market that is expected to grow from 1.2 billion units shipped in 2016 to 2.1 billion units shipped in 2020, according to Strategy Analytics.
The rapid pace of deployment of LTE networks worldwide implies that in some regions, operators are preparing to achieve LTE coverage at parity or better compared to their 2G or 3G coverage footprint. Verizon Wireless for instance has said that it has substantially completed its LTE network build as of mid-2013, achieving population coverage parity with their 3G network of over 97%. Meanwhile, South Korean and Japanese LTE operators achieved 100% population coverage in 2012. In this environment, many devices will not require 2G or 3G support. Initially, this is especially true outside the handset market, in devices such as tablets, laptops, mobile hotspots, USB modems, consumer electronics devices, and M2M applications. In these data devices the usage models are data-centric rather than voice-centric, and there are significant advantages in size, power consumption, product cost, development costs and certification costs for LTE-only implementations compared to their more expensive, larger, more power hungry and more complex multi-mode equivalents. In some regions, LTE-only handsets will emerge as well, particularly for domestic use. These LTE-only device-level advantages, coupled with the network-level economic benefits to carriers, imply that a significant market exists for LTE-only devices. Strategy Analytics expects 9.9 billion total LTE devices will be shipped worldwide from 2016 to 2021, and that the LTE-only share of the total LTE device market is expected to exceed 25% by 2021.
Challenges Faced By 4G Wireless Semiconductor Providers
Suppliers of 4G semiconductor solutions face significant challenges:

•
Execution Challenges. The rapid evolution of wireless protocols, such as LTE to LTE Advanced, requires sustained product development excellence and ongoing collaboration with carriers to meet market technology needs. Subscriber demand and carriers’ push to increase revenues by providing new and higher performance devices have driven OEM and ODM product life cycles to become shorter and require semiconductor solution providers to adhere to quick time-to-market schedules while providing fast and efficient transition from design-in to volume production. In addition, wireless carriers require semiconductor solutions to undergo extensive certification qualification and interoperability testing prior to mass production.

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

Our Competitive Strengths
We believe the following competitive strengths enable us to address the challenges faced by 4G wireless semiconductor providers:

•
A strong track record of execution in 4G. We believe we are well positioned in the single-mode LTE market, with approximatively 60 customers having already launched or in the development phase of products using Sequans LTE chipsets, and in particular we have become recognized as a market leader in LTE for IoT chipsets. We were an early provider of WiMAX products and have been shipping our wireless broadband semiconductor solutions since 2005. Since we commenced operations in 2004, we have accomplished the following milestones:

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

•
at the end of 2011, introduced our StreamrichLTETM family of second-generation LTE chipset solutions, one of the industry’s first solutions to support Category 4 throughput of up to 150Mbps in the downlink. In 2012, this solution was certified on Verizon Wireless’ network;

•
introduced our StreamliteLTETM family of products in the fourth quarter of 2012, optimized for the price/performance requirements of the “Internet of Things” market, including connected consumer electronics and machine-to-machine devices;

•
introduced our third-generation LTE chipset solution in the first quarter of 2013, supporting LTE Advanced and 3GPP Release 10 features, including support for carrier aggregation up to a total of 40MHz bandwidth and 300 Mbps Category 6 performance, an industry-first capability;

•
introduced our EZLinkLTETM family of LTE modules in the second quarter of 2013, designed to reduce time to market for LTE-only device manufacturers, and achieved Verizon Wireless certification of the first two members of the EZLinkLTE module family;

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

•
announced in July 2015 that Gemalto M2M had selected Sequans’ Calliope LTE Category 1 chipset to power a family of Cinterion® industrial M2M modules, and in February 2016 the extension of our strategic partnership with Gemalto choosing Sequans’ LTE Release 13 Category M chipset for future IoT and M2M modules;

•	disclosed in September 2015 that T-Mobile US had chosen our Calliope LTE Category 1 chipset for their M2M demonstration at CTIA’s Super Mobility Week event;

•	announced that Sequans’ Colibri LTE Category 4 chipset is certified for use on AT&T’s network, having passed their ADAPT chipset verification program in December 2015;

•	announced in January 2016 a strategic partnership with Foxconn subsidiary Socle, aimed at creating system-on-chip solutions for the IoT market based on Sequans’ LTE technology;

•	announced in February 2016 a strategic partnership with Verizon wireless to accelerate availability of LTE for IoT chipsets supporting 3GPP Release 13 standards for narrowband LTE technology;

•	announced a collaboration in February 2016 with Skyworks for developing IoT-optimized RF front-end solutions for Sequans LTE for IoT chipsets;

•	introduced in February 2016 Sequans’ fourth-generation LTE chip, Monarch, the world’s first 3GPP Release 13 LTE Category M and narrowband IoT capable chipsets, targeting low data-use IoT applications;

•	announced in March 2016 the certification of Sequans’ Calliope LTE Cat 1 chipset with Japan’s largest operator, NTT DoCoMo;

•	introduced the US60L, an EZLinkLTE module designed for multiple US carrier networks, and disclosed that it has been certified by AT&T’s Network Ready Labs in April 2016;

•	announced in May 2016 the certification of Sequans' Calliope LTE Cat 1 chipset at AT&T;

•	announced that Sequans' Cassiopeia LTE Advanced chipset was selected by ZTE WeLink in August 2016, and by Baicells in November 2016 for use in broadband wireless devices;

•	demonstrated Sequans' Monarch LTE-M chip at CTIA's Mobility Week event in September 2016, marking what we believe was the world's first LTE-M live demonstration;

•	completed what we believe was the world's first over-the-air LTE-M data call with Verizon in October 2016;

•	in October 2016, announced four customer design wins for Sequans' Monarch LTE-M chip, including Gemalto, LinkLabs, Nimbelink and Encore Networks;

•	demonstrated Sequans' Monarch LTE-M chip at NTT DoCoMo in November 2016;

•	announced that Pycom selected Sequans' Monarch LTE-M chip;

•	announced in December 2016 that SIMCom selected Sequans' Calliope LTE Cat 1 chipset for a family of IoT modules;

•	in December 2016, announced that Fibocom chose Sequans' Monarch LTE-M chip for a family of IoT modules;

•	disclosed in January 2017 that Verizon had certified Sequans' Monarch LTE-M chip in December 2016, making it the world's first carrier-certified LTE-M chip;

•	announced in January 2017 that Geotab selected Sequans' Calliope LTE Cat 1 chipset for use in vehicle telematics devices;

•	in February 2017, completed Europe's first LTE-M data call with Telefónica in Spain;

•	announced in February 2017 a collaboration with STMicroelectronics on the creation of an LTE-M IoT design kit using Sequans' Monarch chip;

•	in February 2017, introduced Monarch SX, a highly integrated LTE-M/NB-IoT system-on-chip for IoT;

•	announced in February 2017 that Orion Labs selected Sequans' Monarch LTE-M chip for their voice-enabled wearables products; and

•	in February 2017, announced that Huawei selected Sequans' Monarch LTE-M chip for a family of IoT modules, marking the eighth publicly announced Monarch customer.

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

•	High performance solutions for 4G applications. Our solutions offer high performance for use in a wide array of 4G-enabled devices. The key performance characteristics of our solutions include:

•	high throughput with peak downlink data transfer rates of 150 Mbps in our LTE solutions and up to 300 Mbps in our LTE-Advanced solution;

•	high power efficiency in both active and idle modes using our patented idle mode optimization algorithms that improve standby time and help maximize device battery life;

•	support for an advanced technology called hybrid automatic repeat request, or hybrid ARQ, which significantly enhances RF link robustness and throughput, improving mobility and range;

•
inclusion of LTE broadcast support in our LTE solutions using a feature called evolved multimedia broadcast multicast service, or eMBMS, which enables carriers to deliver new multimedia services in an economical and spectrally efficient manner;

•
development and integration of a unique LTE interference mitigation technology, Sequans Active Interference Rejection (Sequans AIRTM) into our LTE solutions for improved cell edge performance, enhanced network capacity and enhanced user experience;

•	support for LTE-Advanced features, including carrier aggregation, a capability of creating a single virtual wide channel from two different narrower channels, resulting in higher throughput; and

•	integration of complete on-chip support for Voice over LTE (VoLTE), including support for high-definition voice using wideband codecs.

•
Highly optimized 4G solutions. We have successfully produced and ramped into commercial production seven generations of 4G system-on-chip, or SoC, semiconductor solutions. This experience has resulted in what we believe to be one of the industry’s most efficient implementations, providing high performance at low cost and low power consumption. Some of our solutions have integrated the baseband processor and the RF transceiver into a single die, resulting in extremely high integration, small footprint and low cost. In addition, we successfully migrated our baseband processors from 130nm to 65nm CMOS technology in 2009, and again to 40nm CMOS technology with our second-generation LTE SoC which became available in 2012. With the introduction of our Monarch LTE-M/NB-IoT chip in 2016, we delivered a very high level of integration, providing baseband, RF transceiver, power management and memory all in a single chip of less than 50mm2. And in February 2017, we announced our Monarch SX LTE-M system-on-chip, with even more integration, including an application processor, graphics processor and display controller, sensor hub and media processing engine, along with our Monarch LTE-M/NB-IoT modem, all in a single chip, further reducing the design effort for makers of IoT devices. Furthermore, our comprehensive software solutions help our customers get to market quickly with an optimized, mature and field proven solution. Our highly optimized solutions offer key advantages for both ourselves and our end customers:

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

Our Strategy
Our goal is to be a leading provider of next-generation single-mode wireless semiconductors by providing best-in-class solutions that enable mass-market adoption of 4G technologies worldwide. Key elements of our strategy include:

•
Identifying and optimally serving LTE-only market segments. As the LTE market grows and matures, and as operators aggressively build out their LTE networks and refarm their 2G and 3G spectrum to support demand for data capacity on LTE, we expect to see significant growth in the demand for single-mode LTE, or LTE-only, devices. In our estimation, this demand will come from three areas:

1)
Broadband devices: Mobile routers, also called mobile hotspots, provide convenient, on-the-go Internet access via WiFi for users in homes, offices, hotel rooms, vehicles and outdoor locations. Fixed-location (non-mobile) routers provide broadband Internet access for homes and businesses. Mobile routers are popular with customers of traditional mobile operators, and because of the favorable economics of LTE networks compared to 2G and 3G networks, and the potential for heavy data consumption by a mobile router user, LTE-only versions of this device type are expected to become more common. Fixed, or home, routers (also sometimes generically called broadband wireless CPE, or customer premise equipment) are increasingly being deployed as a ‘last-mile’ or wireless local loop solution by emerging operators to provide basic broadband access where it may be prohibitively expensive to deploy wireline broadband infrastructure using fiber, cable or DSL. Single mode LTE-only designs are a logical choice for these home routers for cost and performance reasons, and because the devices are not mobile and therefore do not need to ‘fall back’ to a 2G or 3G connection. Strategy Analytics projects that, together, shipment of LTE-only versions of these two device types will exceed 400 million units from 2016 to 2021. Solutions from both our StreamrichLTE family (Cassiopeia LTE-Advanced platform, for instance) and our StreamliteLTE family (Colibri LTE chipset platform) can ideally address these device types.

2)
Internet of Things and M2M devices: Increasingly, established mobile network operators are looking beyond the saturated smartphone marketplace to add the devices and users needed to maintain profitable growth. One area of particular interest to these operators is the opportunity to add connected ‘things’ (rather than people) to their networks. The traditional machine-to-machine market is considered a subset of this larger connected objects space, often called “The Internet of Things” (or IoT). While a large number of IoT connections are expected to use WiFi, Bluetooth or some other local-area or personal-area networking technology, there are many applications for wide-area connectivity which can be addressed by cellular networks. Applications for cellular connectivity include smart utility meters, asset tracking, industrial automation and monitoring, retail, smart cities, consumer wearables, agriculture and environmental monitoring, mobile/remote healthcare, security and more. Given the rapid move to LTE by network operators, the spectral efficiency and low latency of LTE networks, and the longer life cycles of some of these applications, the use of LTE in many of these applications is expected to increase, despite the fact many of them do not require high throughput. According to data from ABI Research and Strategy Analytics, over 500 million LTE-based M2M modules and wearable devices will ship from 2016 to 2021. This trend toward the use of LTE in the IoT market began with the arrival of cost- and power-optimized Category 1 LTE solutions in 2015, and is expected to accelerate with the arrival of machine type communications (MTC)-optimized 3GPP Release 13 LTE solutions, which define LTE-M and NB-IoT user equipment categories. Among other things, these new specifications simplify the LTE requirements, reducing cost and power even further, such that these Release 13 implementations are expected to rival 2G in terms of cost and power. Our StreamliteLTE family is targeted at the IoT market, and our world-first Calliope Category 1 LTE chipset platform, announced in January 2015, is certified and shipping in commercial products. Monarch, the world’s first LTE-M/NB-IoT chip, was announced in

February 2016, and is now certified and shipping in devices for Verizon. More carrier approvals are anticipated in 2017.

3)
Public safety and vertical applications: The public safety and emergency responders equipment market is undergoing a technology transition that favors the use of LTE in terminals and handhelds. We have several products in both our StreamrichLTE family (Cassiopeia LTE-Advanced platform, for instance) and our StreamliteLTE family (Colibri LTE chipset platform) that can ideally address these device types. LTE is also being adopted for use in delivering ground-to-aircraft broadband Internet connectivity for commercial aircraft, and in other vertical markets in aviation and military applications.

•
Accelerating our, and our customers’, time to market and reducing our customers’ development costs. In 2013, we introduced the EZLinkLTETM family of LTE-only modules. By packaging our LTE semiconductor solutions in a complete, turnkey module form factor and certifying them with key wireless carriers, we expect to catalyze the market for LTE-only devices, speed time to market for customer wishing to incorporate LTE connectivity in their devices, and reduce the cost and complexity for our customers. And by pre-integrating and validating third-party WiFi chipset designs, we are able to help our mobile router customers get to market faster. In addition, our highly integrated, single-chip Monarch LTE-M solution minimizes the design effort for IoT device makers. And in February 2017, we announced our Monarch SX LTE-M system-on-chip, with even more integration, including an application processor, graphics processor and display controller, sensor hub and media processing engine, along with our Monarch LTE-M/NB-IoT modem, all in a single chip, further reducing the design effort for makers of IoT devices.

•
Leveraging our multiple generations of 4G chip design experience to become a leader in advanced LTE technology and cost efficiency. We have more than ten years and seven generations of 4G chip design experience, resulting in highly optimized and cost-efficient chip implementations and deep technical expertise, allowing us to be among the first in the industry to deliver new capabilities to market, as well as to enable extremely cost-competitive solutions. For example, in February 2013, we announced Cassiopeia, a third generation LTE chipset platform with support for LTE Advanced features, including carrier aggregation support for up to 40MHz aggregated bandwidth and 300 Mbps Category 6 downlink performance, the only such capability in the industry at that time. In May 2013, we introduced our EZLinkLTETM family of LTE-only modules, aimed at speeding time to market for our customers. In February 2014, we demonstrated a commercial-ready implementation of LTE Broadcast in Verizon Wireless’ LTE Multicast demonstration in New York during Super Bowl week. Finally, the cost and power efficiency achieved from our multiple generations of 4G modem design has enabled us to deliver our StreamliteLTE family of products at attractive price points, enabling LTE connectivity to be embedded in a wide range of cost-sensitive IoT applications in both consumer and machine-to-machine applications. The most recent members of our StreamliteLTE family are the Colibri LTE Category 4 chipset platform, announced in 2014, the Calliope LTE Category 1 chipset platform, introduced in January 2015, and our fourth generation LTE chip, Monarch, an LTE-M/NB-IoT single-chip, announced in February 2016. A year later we announced Monarch SX, a highly-integrated SoC that integrates an application processor, media processor, sensor hub and display controller alongside the Monarch LTE-M/NB-IoT modem.

•
Partnering with other leading technology companies to complement our technology offerings. We regularly collaborate with ecosystem partners who provide complementary technology or strengthen our capabilities to address customer needs and competitive pressure. For instance, we have worked closely with Skyworks Solutions to ensure the availability of RF front-end modules that are optimized for use with our LTE chipsets to simplify the RF design task for our customers. We have collaborated with STMicroelectronics to develop IoT design kits that help customers easily integrate our Monarch LTE-M/NB-IoT platform with a range of STMicroelectronics' microcontrollers. And we have partnered with TCL to jointly develop next generation 5G wireless technologies in order to accelerate their development.

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

All of our baseband, SoC products and modules are provided with comprehensive software, including relevant source code and tools, to enable manufacturers to easily integrate our solutions into their devices in a wide variety of environments, including Apple MAC OSX, Microsoft Windows, Chrome OS and embedded operating systems such as Android and Linux. In addition, we provide our customers with design support, in the form of reference designs that specify recommended methods for interconnecting our chips to surrounding devices, such as host processors, memory and RF front-end components as well as tools to integrate with products from major automatic test equipment vendors. Further, we provide our customers with a warranty, for a period of one to two years, that our solutions are free from defects in materials and workmanship and will operate in material conformance with the provided specifications, entitling the customer to have the defective product repaired or replaced at our expense.
Many of today’s LTE-enabled devices, including smartphones, home routers, tablets, laptops and mobile hotspots, tend to require the highest performance and richest set of features in their LTE solution, driven by consumer demand for these attributes and by a highly competitive device market. For these performance segments, we typically propose our StreamrichLTE family of products, as these solutions deliver the required higher performance and comprehensive feature set. However, in the nascent market for connected devices in segments like consumer electronics and machine-to-machine modules, attributes like size, power consumption and cost are often much more important than raw performance. For these products, we typically propose our StreamliteLTE family of products, which provide performance levels suitable for these kinds of devices in a smaller, more power-efficient and more cost-effective implementation.
Our primary products during the last three financial years are summarized in the table below.

Platform Name Chipset ID Family	Description	Target Applications					Key Features
		Handsets	Tablets/ Embedded Laptops	Mobile Routers	IoT and M2M	CPE

Monarch SQN3330	LTE Release 13 BB+RF+ PMIC+RAM				•
LTE UE Category M1 and NB1 supported; Baseband, RF transceiver, memory and power management integrated in a single package; power-optimized for Internet of Things and M2M applications requiring lower throughput.

Calliope SQN3223	LTE Release 9/10 BB				•		40nm technology, 10Mbps CAT1 peak throughput, USB and HS UART interfaces, integrated processor, cost- and power-optimized for Internet of Things and M2M applications requiring lower throughput. WLCSP.

Colibri SQN3221	LTE Release 9/10 BB		•	•	•	•	40nm technology, 150Mbps CAT4 peak throughput, USB and HS UART interfaces, integrated processor, optimized price/performance for mobile computing and high performance M2M markets. WLCSP.

Colibri / Calliope SQN3241	LTE RF		•	•	•	•	Supports 700-900MHz and 1.8-2.7GHz, up to 20 MHz bandwidth. WLCSP.

Platform Name Chipset ID Family	Description	Target Applications					Key Features
		Handsets	Tablets/ Embedded Laptops	Mobile Routers	IoT and M2M	CPE
VZ120Q	Calliope-based surface-mount all-in-one LTE module for Verizon Wireless network		•	•	•
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
In June 2014, we announced a cost-optimized LTE chipset platform in our StreamliteLTE family of products, Colibri, based on the SQN3221 baseband and SQN3241 RFIC. Colibri provides up to Category 4 150Mbps peak downlink throughput, and is offered in a WLCSP known-good die format, which reduces cost and footprint compared to traditional packaged semiconductors.
In January 2015, we announced a cost- and power-optimized LTE chipset platform in our StreamliteLTE family of products, Calliope, based on the SQN3223 baseband and SQN3241 RFIC. Calliope is limited to Category 1 10Mbps peak downlink throughput, and is offered in a WLCSP known-good die format, which reduces cost and footprint compared to traditional packaged semiconductors. Because of the new die design, which is optimized for the lower throughput, the chip is smaller and consumes less power than higher-performance implementations, making it ideal for M2M and Internet of Things applications.
In February 2016, we announced a Release 13 chipset, Monarch, capable of supporting both LTE-M and NB-IoT. Monarch includes the baseband processor, RF transceiver and power management circuitry in a single package. It is targeted at lower data-use IoT applications, including sensors, wearables and utility meters.
In February 2017, we announced Monarch SX, a highly integrated system-on-chip that integrates an ARM Cortex M4 processor, a sensor hub, a media processing engine, a graphics processor and display controller alongside the Monarch LTE-M/NB-IoT modem, in a single chip.
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
In the LTE market, we expect to face competition from established semiconductor companies such as Intel Corporation, Mediatek, Qualcomm Incorporated, Samsung Electronics Co. Ltd., Sony Corporations (following the acquisition of Altair Semiconductor in January 2016) and Spreadtrum, as well as smaller actors in the market such as GCT Semiconductor.
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
Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of December 31, 2016, we had a direct sales force serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, Korea and Japan; India; Europe; the Middle East and North and South America. In China, Japan and Korea we supplement our direct sales team with local distributors and/or sales representatives who handle certain customer communications, logistics and customer support functions.
Our sales force works closely with a team of technical support personnel, which previously was part of the engineering and product development department. This team assists customers in solving technical challenges during the design, manufacturing implementation and certification phases of a customer’s product life cycle. The information obtained from customer support is then communicated back to the direct product development teams to be considered in future software releases or hardware development. This high-touch approach allows us to facilitate the successful certification and acceptance by the wireless carriers of our customers’ products, which speeds time-to-market for our customers and reinforces our role as a trusted advisor to our customers.
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
Our marketing strategy is focused on enabling broad adoption of 4G solutions and communicating our technology advantages to the marketplace. This includes building awareness of and preference for our technology at wireless carriers who generate demand for 4G-enabled devices. By working to understand carrier services strategies, device roadmaps and technical requirements, we believe we are better positioned to drive our roadmap to meet these needs, to influence their choice of technology suppliers, and to identify manufacturers in the wireless industry who are best prepared to serve the needs of the wireless carrier. For example, by engaging early with China Mobile, we were able to understand their requirements and achieve aggressive timelines for delivering our LTE solution for their demonstration network. In addition, our collaboration with Sprint allowed us to understand their user experience goals, which led to the implementation of an optimized 3G-4G handover capability and reduced idle-mode power consumption for handsets incorporating our solutions. More recently, our technical and business relationships with Verizon Wireless, T-Mobile, AT&T and NTT DoCoMo have allowed us to anticipate requirements and develop solutions tailored for their respective networks, which helped us secure several design wins and launch multiple products. For instance, in 2014, the Verizon Ellipsis Jetpack MHS800L and the Best Buy Insignia Flex 8” LTE tablet was launched for Verizon; in 2015 the Encore Networks EN-1000 industrial router, the eFun Nextbook Ares 8L and Ares 10L tablets available at Walmart, and the Zubie GL700C In-Car WiFi and Vehicle Monitoring device available at Best Buy were all launched for Verizon; in 2016, Gemalto's ELS31 LTE Category 1 M2M module was certified at Verizon, our Calliope LTE Category 1 chipset was certified by AT&T, T-Mobile and NTT DoCoMo, D-Link launched an industrial IoT modem using our Colibri LTE Category 4 chipset, ZTEWelink introduced a CPE based on our Cassiopiea LTE-Advanced chipset, and Nimbelink, LinkLabs and Encore Networks all launched LTE-M devices based on Sequans' Monarch LTE-M chip.
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

As of December 31, 2016, we had 41 employees and 1 outside contractor in our business development, sales, customer support and marketing team.
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
Our top ten customers accounted for 96%, 92% and 86% of our total revenue in 2014, 2015 and 2016, respectively. Comtech, a new distributor serving multiple end customers in China and Taiwan, accounted for 29% of our revenue in 2016. Gemtek accounted for 39% in 2014, 14% in 2015 and 15% in 2016.  Wistron accounted for 27% of our revenue in 2015 and less than 10% in 2016 and 2014. Asian Information Technology Inc., a distributor, accounted for 12% of total revenue in 2014 and 16% in 2015, but less than 10% in 2016 as we switched to other distributors. Huawei, through sales via dedicated distributors, accounted for 25% of our revenue in 2014, but was less than 10% of revenue in 2015 and 2016. The following is a list of our top ten customers, in alphabetical order, based on total revenue during 2016:

• ATM Electronic • Comtech • Gemalto • Gemtek Electronics Co • Netcomm Wireless, Ltd	• TCL Communications Ltd • Thales Avionics • T Mobile • Verizon Wireless • Wistron
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
We use UTAC, STATSchipPAC and Silicon Precision Industries for most of our assembly and testing. We rely on extensive simulation, practical application and standardized test bed studies to validate and verify our products.
We us use USI (Universal Scientific Industrial (Shanghai) Company Limited) and AcSIP Technology for manufacturing of our modules.
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
Intellectual Property
We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At December 31, 2016, we had 34 issued and allowed United States patents, 20 European patents, and 31 pending United States and European patents. The first of our issued and allowed patents is not expected to expire until 2025.

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
We have a 4,236 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2020, with the option to cancel in October 2017. We have a 1,973 square-foot facility in Petach Tikva, Israel, which houses a small research and development team, and sales and technical support personnel, under a lease that expires in December 2018. We have a 1,600 square foot office in Singapore under a lease expiring in February 2018. We have a 1,207 square-foot facility in Burnsville, Minnesota for engineering personnel under a lease that expires in June 2017. We have a 645 square-foot facility in Kista, Sweden under a lease that expires in April 2020. We rent additional office space in Sophia-Antipolis, France; Taipei, Taiwan; Shanghai and Shenzhen, China; Seoul, South Korea and in Bedminster, New Jersey under short-term lease agreements.
We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

C.	Organizational Structure
The Company is the ultimate parent of the group comprised of the Sequans Communications S.A. and its subsidiaries at December 31, 2016:

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
We shipped 2.6 million semiconductor units during 2016, compared to 1.8 million units during 2015 and 1.5 million units during 2014. Our total revenue was $45.6 million in 2016, compared to $32.5 million in 2015 and $22.6 million in 2014.
We currently have approximatively 60 end customers worldwide, consisting primarily of OEMs and ODMs for CPE, home routers, mobile routers, USB dongles, embedded devices, mobile computing devices and other data devices. We derive a significant portion of our revenue from a small number of end customers, and we anticipate that we will continue to do so for the foreseeable future. We do not have long-term purchase agreements with any of our end customers, and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers. Customers representing more than 10% of total revenue in any of the years 2014, 2015 or 2016 and their locations are as follows:

Customer Location	% of total revenue for the year ended December 31,
	2014	2015	2016
Taiwan	—	—	29%
China	39%	14%	15%
China	Less than 10%	27%	Less than 10%
Taiwan	12%	16%	—
China	25%	Less than 10%	—
Our Consolidated Financial Statements for 2014, 2015 and 2016, have been prepared in accordance with IFRS as issued by the IASB.

A.	Operating Results
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
Prior to 2013, our product revenues were primarily generated by sales of our WiMAX products. Sales of our LTE products began to contribute materially to revenues in the second half of 2013 due to the timing of our products availability and the deployment timing of the operators where we were focused. Our product revenues increased in 2014 primarily due to increasing sales of LTE products. Product revenues in 2015 and 2016 were derived nearly entirely from sales of LTE products.
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
In the second half of 2013, we had initial sales of our module products, which continued in 2014, 2015 and 2016. We introduced our modules in order to accelerate market adoption of LTE functionality in data devices such as tablets, notebook computers, consumer devices and machine-to-machine devices. The ASP of the module is much higher than the ASP of our semiconductor solutions as many other components are added in order to provide a complete LTE solution.
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
Development services agreements typically call for a number of milestones to be delivered over several quarters, with revenue generally recognized on the percentage of completion method as contract progresses. Until 2015, such service agreements were occasional in nature, where we earned revenue from three customers in 2014.  In 2015 and 2016, with the signature of several agreements with large companies such as TCL, Gemalto, and others, development service revenue increased in both 2015 and 2016.
With the continuation in 2017 of many of the development services contracts executed in 2016, as well as our expectation that we will continue to enter into these kind of agreements, we expect other revenue, compared to 2016, to remain flat or increase slightly in absolute terms in future periods as we continue to provide services on particularly complex projects, and in the short term it is likely to remain a significant percentage of our total revenue.
The following table sets forth our total revenue by region for the periods indicated. We categorize our total revenue geographically based on the location to which we invoice.

	Year ended December 31,
	2014	2015	2016
	(in thousands)
Asia	$19,984	$24,943	$33,317
Europe, Middle East, Africa	101	3,635	5,593
Americas	2,517	3,954	6,669
Total revenue	$22,602	$32,532	$45,579
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
Early in the life cycle of our products, we typically experience lower yields and higher associated costs. Over the life cycle of a particular product, our experience has been that the cost of product revenue has typically declined as volumes increase and test operations mature, while ASPs generally decline.
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
Gross Profit
Our gross profit is affected by a variety of factors, including our product and revenue mix, the ASPs of our products, the volumes sold, the purchase price of fabricated wafers, assembly and test service costs and royalties, provision for inventory valuation charges, and changes in wafer, assembly and test yields. We expect our gross profit will fluctuate over time depending upon competitive pricing pressures, the timing of the introduction of new products, product and revenue mix, volume pricing, variances in manufacturing costs and the level of royalty payments to third parties possessing intellectual property necessary for our products.
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
Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. As we operate in a highly innovative, dynamic and competitive sector, the costs incurred from the point that the criteria for capitalization are met to the point when the product is made generally available on the market are not material. Through 2014, all research and development expense had been expensed as incurred. In 2015, a total of $0.4 million of development costs incurred late in the development cycle was capitalized as we considered that the criteria for capitalization had been met. 2015 was the first year that material amounts of these kind of costs had been incurred and that the capitalization criteria had all been met. A small amount of development costs were capitalized in 2016 ($22,000); we expect that we will continue to capitalize some development costs going forward.

Research and Development Incentives
In France and the United Kingdom, we receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to remain fairly stable or decline slightly in the short term. For 2016, we recorded a net amount of approximately $2.0 million in tax incentives compared with $2.5 million in 2015.
In France, we also receive incentives in the form of grants from agencies of the French government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received and all relevant conditions will be complied with. For 2016, we recorded approximately $1.7 million in grants compared with approximately $1.2 million in 2015. In November 2014 and December 2016, we received $3.9 million and $0.6 million, respectively, in advances on grants and debt financing related to a large research project funded by the French government, called FELIN. The total value of the project funding for the Company is €7.0 million ($9.0 million) to be received over three years. Of the €7.0 million, €3.0 million is in the form of a grant and €4.0 million is in the form of interest-bearing debt to be repaid beginning in 2018 and through 2020. We expect that the amounts we recognize from such grants overall will remain fairly flat in 2017.
Sales and Marketing
Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our business development, sales, customer support and marketing personnel, commissions paid to independent sales agents, marketing fees paid to industrial partners, the costs of advertising and participation in trade shows, depreciation and facilities expenses. We expect the size of our business development, sales and marketing organization to increase slightly in 2017 and expect sales and marketing expense to increase slightly.
General and Administrative
General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; investor relations costs; insurance; and depreciation. Information technology and facilities expenses are accounted for as overhead and allocated across all departments of the Company based on a pro rata basis. We expect general and administrative expense to remain fairly flat or increase slightly in 2017.
Interest Income (Expense), Net
Interest income consists of interest earned on cash and cash equivalent balances. We have historically invested our cash primarily in commercial bank accounts, short term deposits and money market funds.
Interest expense relates to our 2015 and 2016 issuances of convertible debt, our government debt put in place in 2015, our accounts receivable financing facility put in place in 2014, and the research project loan received in 2014.
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
In 2014, the last major WiMAX project shipped throughout the year, but the customer indicated to us in the fourth quarter that quantities for 2015 would be much lower. In addition, while we were selected for one other major WiMAX project in the third quarter of 2014, during the fourth quarter other projects that we had been working on were delayed or canceled. Consequently, we provided for all remaining WiMAX inventory except for amounts of two products which were expected to ship for identified projects. The total inventory provision recorded in 2014 was $1.9 million. WiMAX inventory of finished goods and components remaining on the balance sheet at December 31, 2014 totaled $0.9 million.
In 2015, we sold $0.2 million of the remaining inventory from December 31, 2014 to an existing customer in the first quarter of 2015. The new WiMAX projects identified in 2014 were either further delayed or were put on hold. Therefore, we recorded a provision for slow-moving inventory for the remaining $0.7 million of WiMAX inventory as of December 31, 2015.
In 2016, we recorded a provision for slow-moving LTE inventory totaling $0.1 million.
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
Prior to January 1, 2015, as the Company had a short history of being publicly traded, it was not practicable to determine the volatility of the underlying shares based on the Company’s own experience. Therefore, as allowed by Appendix B (paragraphs 26 to 29) of IFRS2 Share-based Payment, the historical volatility of similar entities (a selection of publicly-traded semiconductor companies) after a comparable period in such companies’ lives was used). For the years ended December 31, 2015 and 2016, the assumption has been based on the Company’s volatility.
We recognize compensation expense only for the portion of share options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from our estimates.
For 2014, 2015 and 2016, we recorded employee share-based compensation expense of $1.3 million, $0.9 million and $1.1 million, respectively. Share-based compensation expense related to non-employees was not material for 2014, 2015 and 2016.
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

Comparison of Years Ended December 31, 2015 and 2016

	Year ended December 31,		Change
	2015	2016	%
	(in thousands)
Revenue:
Product revenue	$24,669	$34,581	40%
Other revenue	7,863	10,998	40
Total revenue	32,532	45,579	40
Cost of revenue:
Cost of product revenue	17,970	22,574	26
Cost of other revenue	1,481	3,022	104
Total cost of revenue	19,451	25,596	32
Gross profit	13,081	19,983	53
Operating expenses:
Research and development	25,305	26,334	4
Sales and marketing	5,985	7,126	19
General and administrative	5,428	6,267	15
Total operating expenses	36,718	39,727	8
Operating income (loss)	(23,637)	(19,744)	(16)
Financial income (expense):
Interest income (expense), net	(1,516)	(3,686)	(143)
Other financial expense	(145)	(83)	43
Change in the fair value of convertible debt embedded derivative	(2,036)	(1,583)	22
Foreign exchange gain (loss)	249	593	(138)
Profit (Loss) before income taxes	(27,085)	(24,503)
Income tax expense (benefit)	317	284	10
Profit (Loss)	$(27,402)	$(24,787)

The following table sets forth a summary of our statement of operations as a percentage of total revenue:

	Year ended December 31,
	2015	2016
	(% of total revenue)
Revenue:
Product revenue	76	76
Other revenue	24	24
Total revenue	100	100
Cost of revenue:
Cost of product revenue	55	50
Cost of other revenue	5	7
Total cost of revenue	60	56
Gross profit	40	44
Operating expenses:
Research and development	78	58
Sales and marketing	18	16
General and administrative	17	14
Total operating expenses	113	88
Operating income (loss)	(73)	(44)
Financial income (expense):
Interest income (expense), net	(5)	(8)
Other financial expense	—	—
Change in the fair value of convertible debt embedded derivative	(6)	(3)
Foreign exchange gain (loss)	1	1
Profit (Loss) before income taxes	(83)	(54)
Income tax expense (benefit)	1	1
Profit (Loss)	(84)	(55)
Revenue
Product Revenue
Product revenue increased 40% from $24.7 million in 2015 to $34.6 million in 2016. This increase was due entirely to higher sales of LTE products. LTE product revenues were driven primarily by customers with products for emerging markets and emerging carriers and by customers selling into the U.S. market. Increased revenues also reflect a product mix with a higher percentage of module sales; modules have a higher average selling price than chipsets.
In 2016, we shipped approximately 2.6 million of units of LTE products compared to 1.7 million units in 2015. We expect our LTE product revenue to continue to increase in 2017 as the single-mode LTE market, including the market for LTE for IoT, continues its growth and as our LTE solutions are currently in commercial deployments with multiple wireless carriers in the U.S. and in multiple countries outside of the U.S. In addition, our solutions are under evaluation or trials with other leading wireless carriers.
Other Revenue
Other revenue increased 40% from $7.9 million in 2015 to $11.0 million in 2016, reflecting an increase in development services revenue offset slightly by a small decline in license and maintenance revenue.  Development services revenue increased from $5.9 million in 2015 to $9.3 million in 2016. License revenue decreased from $1.6 million in 2015 to $1.5 million in 2016, and maintenance revenue decreased from $400,000 in 2015 to $200,000 in 2016.
Cost of Revenue
Cost of product revenue increased 26% from $18.0 million in 2015 to $22.6 million in 2016 due to higher product and manufacturing costs associated with the increased number of units sold. Cost of other revenue increased 104% from $1.5 million in 2015 to $3.0 million in 2016, reflecting the 58% increase of development services revenue, some of which involved re-selling external services, such as certification costs.
Gross Profit
Gross profit increased 53% from $13.1 million in 2015 to $20.0 million in 2016, while gross margin percentage increased from 40.2% in 2015 to 43.8% in 2016, primarily due to an improved product gross margin. Product gross margin percentage increased from 27.2% in 2015 to 34.7% in 2016 due to better absorption of fixed production costs by a higher product revenue base and a lower provision for slow-moving inventory, partially offset by the impact of a higher percentage of lower-margin module sales in the product revenue mix compared to 2015.
Research and Development
Research and development expense increased 4% from $25.3 million in 2015 to $26.3 million in 2016. While there were 186 employees and independent contractors in research and development at both December 31, 2016 and December 31, 2015, we had decreased headcount early in 2015 and only built it up again in the latter part of 2015.
These expenses are net of research and development incentives earned during the periods, which are accounted for as a reduction of research and development expense. Research and development incentives remained flat at $3.7 million in 2015 and in 2016. In 2015, for the first time certain development expenses met the criteria for capitalization and consequently $386,000 in expenses were capitalized in late 2015 ($22,000 in 2016) and will be amortized over the three year estimated useful life of the related product.
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

Sales and Marketing
Sales and marketing expense increased 19% from $6.0 million in 2015 to $7.1 million in 2016. The increase primarily reflects the impact of a reorganization that occurred mid-2016 as 13 sales support engineers who previously were part of the research and development organization became part of the sales and marketing organization. In addition, we reinforced the sales team, including the hiring of the Chief Marketing Officer and the Vice President Worldwide Sales. The increase was partially offset by lower marketing incentive fees related to a major business initiative in 2015 and early 2016. Overall, there were 42 employees and independent contractors in sales and marketing at December 31, 2016 compared to 19 employees at December 31, 2015.
General and Administrative
General and administrative expense increased 15% from $5.4 million in 2015 to $6.3 million in 2016 primarily due to an increase in recruitment fees and in stock based compensation, and a penalty paid to a customer. In addition, 2015 expenses benefited from the reversal of a $0.5 million provision recorded in 2014 related to a component order cancellation penalty which was reduced in the final negotiation. There were 17 employees in general and administrative at December 31, 2016 compared to 19 at December 31, 2015.
Interest Income (Expense), Net
Net interest expense increased to $3.7 million in 2016 compared to $1.5 million in 2015. Interest expense increased due to the convertible debt issued in April 2016 and reflected a full year of interest on the convertible debt issued in April 2015 and the two government loans received in September 2015. Interest income was insignificant in both years.

Change in Fair Value of Convertible Debt Embedded Derivative
In April 2015, we issued convertible debt. For the first year of the debt term, the conversion price was subject to change in certain circumstances if we issued equity at a price lower than the nominal conversion rate of $1.85. This option component of the convertible debt has been recorded as an embedded derivative at fair value in accordance with the provisions of IAS 39 Financial Instruments: Recognition and Measurement. The fair value was determined using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option). The assumptions used in calculating the value of the conversion represent the Company’s best estimates based on management’s judgment and subjective future expectations. As long as the conversion price was subject to change, the embedded derivative was revalued at each balance sheet date, with the change in value recorded in financial income (expense). On April 14, 2015, the initial fair value of the embedded derivative was $4,055,000. The fair value was recalculated at the end of each reporting period resulting in a fair value of $6,091,000 at December 31, 2015. The change of this fair value of $2,036,000 for the year ended December 31, 2015 was recorded in the Consolidated Statement of Operations. The embedded derivative value was fixed in April 2016 at a value of $8,324,000 when the conversion price was no longer subject to change. The change of this fair value from December 31, 2015 of 2,233,000 was recorded as financial expense in the Consolidated Statement of Operations for the year ended December 31, 2016.
In April 2016, we issued additional convertible debt. The conversion price was based on the average market price during the period beginning on April 28, 2016 and ending on May 12, 2016, resulting in a short-term embedded derivative period. The final conversion price is $2.7126 per ADS. The fair value of the embedded derivative on the issuance date was calculated to be $2,597,000 and was recalculated to be $1,947,000 when the conversion rate was fixed on May 12, 2016. The change of this fair value of $650,000 was recorded as financal income in the Consolidated Statement of Operations for the year ended December 31, 2016.
The change in fair value was recorded as financial income in the year ended December 31, 2016 and the value of the embedded derivative as of May 12, 2016 was transferred from liabilities to Other Capital Reserves in shareholders’ equity.
Foreign Exchange Gain (Loss), Net
We had a net foreign exchange gain of $593,000 in 2016 compared to $249,000 in 2015 primarily due to movements in the U.S. dollar versus the euro.
Income Tax Expense (Benefit)
In 2016, we recorded current tax expense of $272,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax loss amounting to $12,000. In 2015, we recorded current tax expense of $311,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax loss amounting to $6,000. Deferred tax assets have not been recognized in 2016 or 2015 with respect to our losses as we have not generated taxable profits since beginning operations in 2004.

Comparison of Years Ended December 31, 2014 and 2015

	Year ended December 31,		Change
	2014	2015	%
	(in thousands)
Revenue:
Product revenue	$19,836	$24,669	24%
Other revenue	2,766	7,863	184
Total revenue	22,602	32,532	44
Cost of revenue:
Cost of product revenue	15,435	17,970	16
Cost of other revenue	346	1,481	328
Total cost of revenue	15,781	19,451	23
Gross profit	6,821	13,081	92
Operating expenses:
Research and development	28,634	25,305	(12)
Sales and marketing	5,278	5,985	13
General and administrative	6,969	5,428	(22)
Total operating expenses	40,881	36,718	(10)
Operating income (loss)	(34,060)	(23,637)	(31)
Financial income (expense):
Interest income (expense), net	(20)	(1,516)
Other financial expense	—	(145)
Change in the fair value of convertible debt embedded derivative	—	(2,036)
Foreign exchange gain (loss)	118	249
Profit (Loss) before income taxes	(33,962)	(27,085)
Income tax expense (benefit)	162	317
Profit (Loss)	$(34,124)	$(27,402)

The following table sets forth a summary of our statement of operations as a percentage of total revenue:

	Year ended December 31,
	2014	2015
	(% of total revenue)
Revenue:
Product revenue	88	76
Other revenue	12	24
Total revenue	100	100
Cost of revenue:
Cost of product revenue	68	55
Cost of other revenue	2	5
Total cost of revenue	70	60
Gross profit	30	40
Operating expenses:
Research and development	127	78
Sales and marketing	23	18
General and administrative	31	17
Total operating expenses	181	113
Operating income (loss)	(151)	(73)
Financial income (expense):
Interest income (expense), net	—	(5)
Other financial expense	—	—
Change in the fair value of convertible debt embedded derivative	—	(6)
Foreign exchange gain (loss)	1	1
Profit (Loss) before income taxes	(150)	(83)
Income tax expense (benefit)	1	1
Profit (Loss)	(151)	(84)
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

Change in Fair Value of Convertible Debt Embedded Derivative
In April 2015, we issued convertible debt. For the first year of the debt term, the conversion price was subject to change in certain circumstances if we issued equity at a price lower than the nominal conversion rate of $1.85. This option component of the convertible debt has been recorded as an embedded derivative at fair value in accordance with the provisions of IAS 39 Financial Instruments: Recognition and Measurement. The fair value was determined using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option). The assumptions used in calculating the value of the conversion represent the Company’s best estimates based on management’s judgment and subjective future expectations. As long as the conversion price is subject to change, the embedded derivative is revalued at each balance sheet date, with the change in value recorded in financial income (expense). The embedded derivative value will be fixed in April 2016 when the conversion price is no longer subject to change. On April 14, 2015, the initial fair value of the embedded derivative was $4,055,000. The fair value is recalculated at the end of each reporting period resulting in a fair value of $6,091,000 at December 31, 2015. The change of this fair value of $2,036,000 for the year ended December 31, 2015 was recorded in the Consolidated Statement of Operations.
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
Selected Quarterly Results of Operations
The following table presents our unaudited quarterly results of operations for 2015 and 2016. This unaudited quarterly information has been prepared on the same basis as our audited Consolidated Financial Statements and includes all adjustments necessary for the fair presentation of the information for the quarters presented. You should read this table together with our Consolidated Financial Statements and the related notes thereto included in this annual report. Our quarterly results of operations will vary in the future. The results of operations for any quarter are not necessarily indicative of results for the entire year and are not necessarily indicative of any future results.

	Three months ended
	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016
	(in thousands) (unaudited)
Revenue:
Product revenue	$3,988	$6,243	$7,887	$6,551	$5,412	$7,699	$9,523	$11,947
Other revenue	820	1,253	1,471	4,319	3,873	2,185	2,934	2,006
Total revenue	4,808	7,496	9,358	10,870	9,285	9,884	12,457	13,953
Cost of revenue(1):
Cost of product revenue	2,762	4,427	5,153	5,628	4,128	4,667	5,900	7,879
Cost of other revenue	124	345	391	621	747	804	731	740
Total cost of revenue	2,886	4,772	5,544	6,249	4,875	5,471	6,631	8,619
Gross profit	1,922	2,724	3,814	4,621	4,410	4,413	5,826	5,334
Operating expenses(1):
Research and development	6,893	6,135	5,525	6,752	6,727	6,889	6,391	6,327
Sales and marketing	1,722	1,348	1,406	1,509	1,501	1,495	1,926	2,204
General and administrative	1,483	1,286	1,119	1,540	1,378	1,761	1,459	1,669
Total operating expenses	10,098	8,769	8,050	9,801	9,606	10,145	9,776	10,200
Operating income (loss)	(8,176)	(6,045)	(4,236)	(5,180)	(5,196)	(5,732)	(3,950)	(4,866)
Financial income (expense):
Interest income (expense), net	(34)	(432)	(509)	(541)	(628)	(916)	(1,062)	(1,080)
Other financial expense	—	(141)	—	(4)	—	(83)	—	—
Change in the fair value of convertible debt embedded derivative	—	(275)	2,488	(4,249)	(3,127)	1,544	—	—
Foreign exchange gain (loss)	226	(120)	(91)	234	(212)	196	(61)	670
Profit (Loss) before income taxes	(7,984)	(7,013)	(2,348)	(9,740)	(9,163)	(4,991)	(5,073)	(5,276)
Income tax expense (benefit)	64	55	81	117	66	70	53	95
Profit (Loss)	$(8,048)	$(7,068)	$(2,429)	$(9,857)	$(9,229)	$(5,061)	$(5,126)	$(5,371)

(1)	Includes share-based compensation as follows:

	Three months ended
	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016
	(in thousands) (unaudited)
Cost of revenue	$6	$4	$3	$4	$4	$4	$4	$—
Operating expenses	232	193	183	242	250	222	179	459
Share-based compensation	$238	$197	$186	$246	$254	$226	$183	$459

The following table sets forth a summary of our quarterly statement of operations as a percentage of total revenue:

	Three months ended
	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016
	(% of revenue) (unaudited)
Revenue:
Product revenue	83	83	84	60	58	78	76	86
Other revenue	17	17	16	40	42	22	24	14
Total revenue	100	100	100	100	100	100	100	100
Cost of revenue:
Cost of product revenue	57	59	55	51	44	47	47	56
Cost of other revenue	3	5	4	6	8	8	6	5
Total cost of revenue	60	64	59	57	53	55	53	62
Gross profit	40	36	41	43	47	45	47	38
Operating expenses:
Research and development	143	82	59	62	72	70	51	45
Sales and marketing	36	18	15	15	16	15	15	16
General and administrative	31	17	12	14	15	18	12	12
Total operating expenses	210	117	86	90	103	103	78	73
Operating income (loss)	(170)	(81)	(45)	(48)	(56)	(58)	(32)	(35)
Financial income (expense):
Interest income (expense), net	(1)	(6)	(5)	(5)	(7)	(9)	(9)	(8)
Other financial expense	—	(2)	—	—	—	(1)	—	—
Change in the fair value of convertible debt embedded derivative	—	(3)	26	(39)	(33)	16	—	—
Foreign exchange gain (loss)	5	(1)	(1)	2	(2)	2	—	6
Profit (Loss) before income taxes	(166)	(93)	(25)	(90)	(98)	(50)	(41)	(37)
Income tax expense (benefit)	1	1	1	1	1	1	—	1
Profit (Loss)	(167)	(94)	(26)	(91)	(99)	(51)	(41)	(38)
While the overall trend in product revenue is showing growth over time as more design wins begin shipping, we continue to have some volatility in quarterly revenue as many of the new design wins either ramp with some delay versus expectations, or do not ramp smoothly over time. Other revenue has increased over time as we have begun providing more development services to key customers and partners. The increase has masked the inherent fluctuation in this revenue stream due to the timing of the execution of software licenses and, the timing of performance milestones in development service agreements. Other revenue in the fourth quarter of 2015 and first quarter of 2016 was unusually high due a number of new development services starting as well as the execution in the fourth quarter of 2015 of a large license agreement.
Cost of product revenue in general increased and decreased from the second quarter of 2015 consistent with the increases and decreases in product revenue quarter to quarter. Cost of product revenue the fourth quarter of 2015 reflected the impact of a provision of $0.7 million related to slow-moving WiMAX inventory. Cost of other revenue increased in 2016 compared to 2015 as other revenues increased primarily due to an increase in development services; incremental costs incurred by the Company and related to development service agreements negotiated with customers and partners to develop services are recorded in cost of other revenue.
In the first three quarters of 2016, gross margin remained above 45%. In the fourth quarter of 2016, gross margin declined to 38% reflecting the impact of sales of lower margin modules in the product mix and a lower contribution from high margin other revenues. Gross margin remained below 45% in 2015 as we continued to generate a portion of our revenues from our LTE modules with lower margins than our chip solutions. In the fourth quarter of 2015, gross margin reflected the impact of a write-down of the remaining WiMAX inventory, although this was partly offset by the high proportion of high margin other revenue. Excluding this inventory write-down, gross margin was 49.5%.
Research and development expenses in the second and third quarters of 2015 were lower due to cost control measures and some delay of spending combined with the third quarter being seasonally low due to the summer vacation period. Research and development expense increased in the fourth quarter of 2015 and first half of 2016 due to headcount increases, while the decreased expense in the third quarter of 2016 reflected seasonality and some support resources becoming dedicated to customer support and therefore reallocated to sales and marketing expense. Research and development expense in the fourth quarter of 2016 then remained flat compared to the third quarter due to the benefit of more resources being allocated to projects which qualified for research grant recognition which therefore reduced expense.
Sales and marketing expense remained flat in 2015 and the first half of 2016. The increase in the second half of 2016 reflects some support resources becoming dedicated to customer support and therefore reallocated to sales and marketing expense, as well as some hiring of new sales personnel.
General and administrative expense has tended to increase slightly over time, although expenses in the second and third quarters of 2015 were lower due to cost control measures and some delay of spending and hiring.
Interest expense increased from the second quarter of 2015 due to the convertible debt issued in April 2015, the two government loans received in September 2015 and an additional convertible debt issuance in April 2016. Interest income was insignificant. In 2015 and 2016, financial income (expense) was impacted by the change in fair value related to the reevaluation of the embedded derivatives in the convertible debt issuances, which values became fixed in the second quarter of 2016. Foreign exchange gains and losses resulted primarily from the change in the U.S. dollar to euro exchange rate and remeasurement of euro-based assets and liabilities at settlement or balance sheet date.
We have yet to experience an established pattern of seasonality. However, business activities in Asia generally slow-down in the first quarter of each year during the Chinese New Year period, which could harm our sales and results of operations during the period.

B.	Liquidity and Capital Resources
Sources of Liquidity
Our cash and cash equivalents and short-term investments were $20.5 million at December 31, 2016. We believe that our available cash and cash equivalents, proceeds from government funded projects and payment of research credits will be sufficient to fund our operations for at least the next 12 months.
Since inception, we have financed our operations primarily through proceeds from the issues of our shares and convertible notes, which totaled €54.7 million ($73.1 million) from 2004 to the end of 2010; from the $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011 and from $60.7 million in net proceeds from our follow-on public offerings in February and November 2013 and in September 2016.
In June 2012, we entered into a finance lease agreement with a French financial institution whereby we had the possibility to finance acquisitions of qualifying equipment with a total purchase price of up to €1.5 million ($2.0 million) through finance leases that were reimbursed over a 36-month period at an effective rate of interest of 4.6%. The finance lease obligation was secured by restricted cash balances on deposit with the financial institution equal to one-third of the original principal financed. The facility expired February 28, 2013 and has not been renewed. At December 31, 2016, our capital lease obligations had all been repaid.
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from qualifying customers. The Company transfers to the finance company all invoices issued to qualifying customers and the customers are instructed to settle the invoices directly with the finance company. At December 31, 2016, $7.7 million had been drawn on the line of credit and recorded as a current borrowing.
In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. The total funding will amount to €7.0 million ($9.0 million) comprising a portion in the form of a grant (€3.0 million or $3.8 million) and a portion in the form of a loan (€4.0 million or $5.2 million). The funding will be paid in three installments: the first tranche at the contract signature date, the second and the third installments after milestones defined in the contract. The advance will be repaid from June 30th, 2018 to June 30th, 2020 and bears interests at a 1.53% fixed contractual rate. In 2014, the Company received €2.1 million ($2.7 million) as grant and €1.0 million ($1.2 million) as a loan. In 2016, the Company received €0.6 million ($0.6 million) as a loan. The next funding is expected to be received by the end of 2018 for approximately $3.5 million.
In April 2015, we completed the sale of a $12 million convertible note in a private placement transaction. The convertible note matures in April 2018 and bears interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The note is convertible, at the holder’s option, into the company’s ADSs at a conversion rate of 540.5405 ADSs for each $1,000 principal amount of the note, subject to certain adjustments, which equates to an initial conversion price of $1.85 per ADS.
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
On April 27, 2016, we raised net proceeds of $7.0 million from the sale of convertible notes to certain institutional investors in a private placement transaction. The convertible notes mature in April 2019 and bear interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The notes are convertible, at the holder’s option, into the Company’s ADSs at a conversion price equal to 1.2 times the 10-trading day volume weighted average price of the ADSs on the New York Stock Exchange beginning on April 28, 2016 and ending on May 12, 2016; provided, however, in no event shall the conversion price be below $2.00 or exceed $3.00.
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2014	2015	2016
	(in thousands)
Net cash used in operating activities	$(24,406)	$(16,401)	$(15,589)
Net cash used in investing activities	(5,625)	(5,345)	(5,270)
Net cash from financing activities	5,121	17,710	32,778
Net increase (decrease) in cash and cash equivalents	$(24,910)	$(4,036)	$11,919
Cash Flows from Operating Activities
Net cash used in operating activities during 2016 was $15.6 million, reflecting a net loss (before income tax) of $24.5 million, increases in inventories of $4.6 million and in trade payables and other liabilities of $2.4 million and decreases in government grant advances and deferred revenue of $1.8 million, in research tax credit receivable of $1.0 million and in trade and other receivables of $0.7 million. These and other smaller working capital adjustments were a net $2.4 million use of cash. In addition, there were several non-cash charges, including depreciation and amortization of $5.3 million, the change in the fair value of the convertible debt embedded derivative of $1.6 million, non-cash interest expense of $3.7 million and share-based compensation expense of $1.1 million during the period.
Net cash used in operating activities during 2015 was $16.4 million, reflecting a net loss (before income tax) of $27.1 million, an increase in trade receivables and other receivables of $9.1 million, a decrease in inventories of $5.1 million, an increase of trade payables and other liabilities of $2.0 million and an increase of deferred revenue of $2.8 million. These and other smaller working capital adjustments were a net $0.9 million source of cash. In addition, there were several non-cash charges, including depreciation and amortization of $5.3 million, the change in the fair value of the convertible debt embedded derivative of $2.0 million, non-cash interest expense of $1.5 million and share-based compensation expense of $0.9 million during the period.
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
Cash Used in Investing Activities
Cash used in investing activities during 2016, 2015 and 2014, consisted primarily of purchases of property and equipment and intangible assets of $5.4 million, $5.5 million and $6.2 million, respectively. The higher level of capital expenditures in 2014 reflects leasehold improvement and furniture related to the new headquarter office in addition to ongoing purchases related to LTE product development.
Cash Flows from Financing Activities
Net cash provided by financing activities was $32.8 million in 2016, reflecting $23.6 million in net proceeds from our follow-on public offering in September 2016, $6.9 million net proceeds from the issuance of convertible debt, $1.2 million net proceeds drawn on the factoring line of credit, and $1.0 million proceeds from government project financing, offset by payment of interest and final repayment of finance lease liabilities.
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
Operating and Investing Requirements
We expect our operating expenses to remain fairly flat or slightly higher in each quarter of 2017 compared to the fourth quarter of 2016. We expect that investments in tangible and intangible assets are likely to increase slightly due to increased product development activity expected in 2017.
Based on our current plans, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for 12 months from the date of this annual report. If our plans change, or if we do not achieve profits or if our profitability is significantly lower than anticipated, we may need additional financing.
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
We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 186 employees and consultants, at December 31, 2016, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal wireless domains, including LTE, WiMAX, 2G, 3G and Wi-Fi. More than 81% of our employee engineers have more than 10 years of experience in their specific domain, and 96% of our engineers hold masters degrees.
The ability to successfully integrate and mass-produce digital and/or RF functionality in advanced process technology with acceptable yields is a significant industry challenge. Due to the robustness of our silicon design and verification methodologies, we have demonstrated competency in repeatedly achieving production-capable products with the first version of our chip designs, reducing time to market and avoiding costs associated with additional design revisions. Each of our 65nm WiMAX SoC products, which consisted of integrated baseband and RF transceiver functions, and our first three generations of 40nm LTE baseband and our first four 65nm LTE RF products, were production-ready from the initial version of the design. We believe this experience positioned us well for our migration to denser process geometry such as 28nm for our future high end products and for further integration for low cost and low power in our future chipsets for IoT. Looking ahead to future generations such as 5G, we expect this competency will serve us well as we develop ever more complex designs in more advanced process technologies.
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
Our research and development expense was $28.6 million for 2014, $25.3 million for 2015 and $26.3 million for 2016.

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
The following table summarizes our outstanding contractual obligations at December 31, 2016 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Liabilities :
Government grant advances	$587	$390	$197	$—	$—
Research project financing	3,306	1,459	1,373	444	30
Government loans	1,852	167	749	738	198
Convertible debt and accrued expenses	23,473	4,037	19,436	—	—
Provisions	1,352	46	618	—	688
Trade payables	18,358	18,358	—	—	—
Interest-bearing receivables financing	7,712	7,712	—	—	—
Other liabilities	22	22	—	—	—
Other current liabilities	4,415	4,415	—	—	—
Total	$61,077	$36,606	$22,373	$1,182	$916
Off-balance sheet commitments:
Operating leases	2,811	879	1,405	527	—
Inventory component and equipment purchase commitments	4,417	3,247	1,170	—	—
Total	$7,228	$4,126	$2,575	$527	$—

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
Executive Officers and Directors
The following table sets forth information about our executive officers and directors as the date of this annual report.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	55	Chairman of the Board and Chief Executive Officer
Deborah Choate	53	Chief Financial Officer
Bertrand Debray	52	Chief Operating Officer
Didier Dutronc	57	Chief Marketing Officer
Nikhil Taluja	45	Vice President Worldwide Sales
Directors
Yves Maitre	54	Director
Richard Nottenburg	63	Director
Hubert de Pesquidoux	51	Director
Dominique Pitteloud	55	Director
Alok Sharma	52	Director
Zvi Slonimsky	67	Director
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
Nikhil Taluja has served as our vice president of worldwide sales since September 2016. From July 2013 until August 2016, Mr. Taluja was vice president of sales at SK hynix, a leading supplier of DRAM and Flash memory solutions, where he led the sales organization for the Americas.  From March 2012 until July 2013, Mr.Taluja led the Americas’ sales and marketing organizations at ST-Ericsson, the former multinational supplier of wireless semiconductor products, including LTE solutions. From November 2007 until March 2012, Mr. Taluja held various other sales and marketing position at ST-Ericsson. Mr. Taluja has more than 20 years of sales, product marketing and business development experience, including having worked for Texas Instruments and TranSwitch, specifically in the areas of wireless and wireline communications and has co-authored three patents in the field of near field communications (NFC). Mr. Taluja holds an M.S. in electrical engineering and a B.S in computer engineering and mathematics from Kansas State University.
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
Richard Notteburg has served as a director since June 2016. Dr. Nottenburg is currently an investor in early stage technology companies and a business consultant. He served as president, chief executive officer, and member of the board of directors of Sonus Networks, Inc. from 2008 through 2010. From 2004 until 2008, Dr. Nottenburg was an officer with Motorola, Inc., ultimately serving as its executive vice president, chief strategy officer and chief technology officer. He served on the boards of Aeroflex Corporation from 2010 until 2014, and PMC Sierra, where he was a member of the audit committee, from 2011 until January 2016. Dr. Nottenburg is currently a member of the board of directors of Violin Memory Inc., where he is chairman and a member of the compensation, corporate governance, and nominating committees, and Verint Systems Inc., where he is chairman of the compensation committee. Dr. Nottenburg has a BSEE in Electrical Engineering from New York University, an MSEE in Electrical Engineering from Colorado State University and a PhD in Electrical Engineering from Ecole Polytechnique Federal Lausanne.
Hubert de Pesquidoux has served as a director since March 2011. Mr. de Pesquidoux is an Executive Partner at Siris Capital, a private equity firm focused on making control investments in data/telecom, technology and technology-enabled business service companies in North America. He is also currently Executive Chairman of Xura, a Siris Capital portfolio company. From 1991 until December 2009, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and as President of the Enterprise business from November 2006 until December 2008. Mr. de Pesquidoux was also previously a member of the Alcatel Executive Committee and held various executive positions including President and Chief Executive Officer of Alcatel North America, Chief Executive Officer of Alcatel Canada (formerly NewbridgeNetworks) and Chief Financial Officer of Alcatel USA. Mr. de Pesquidoux also served as the Chairman of the Board of Tekelec and currently serves as a director and audit committee chair of Radisys Corporation, and Criteo S.A., as a director of Transaction Network Services, as executive chairman of Premiere Global Services, Inc. and Mavenir Systems, Inc.  He is also a member of the University of Pittsburg Medical Center Information Technology Board of Visitors, which advises UPMC on matters generally related to information technology strategy, acquisition and implementation. Mr. de Pesquidoux holds a Master in Law from University of Nancy II, a Master in Economics and Finance from Institut d’Etudes Politiques de Paris, a DESS in International Affairs from University of Paris Dauphine and was a laureate in the “Concours Général de Droit”.
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
Dr. Alok Sharma has served as a director since January 2011. Dr. Sharma has served as the Chief Executive Officer of MobileNerd, a private cloud-based software-as-service company, since 2014. From September 2010 to December 2012, Dr. Sharma was the chief executive officer of Accelera Inc., a company focused on building network optimization software for mobile broadband networks. From February 2009 to August 2010, Dr. Sharma was the Senior Vice President, Corporate Development and Alliances, at Aviat Networks (earlier known as Harris-Stratex, Microwave Division of Harris Corporation), where he was responsible for leading corporate strategy, mergers and acquisitions, as well as the development of key strategic relationships for the company. Beginning in June 2004, Dr. Sharma was the founder and chief executive officer of Telsima Corporation, a provider of WiMAX broadband wireless solutions, until it was acquired by Aviat Networks in February 2009. Prior to Telsima, Dr. Sharma was the vice president and general manager of the Worldwide Cable Business at Juniper Networks from December 2001 to May 2003. Before Juniper Networks, Dr. Sharma was the founder and chief executive officer of Pacific Broadband Communications, which was acquired by Juniper Networks in December 2001. Prior to that, Dr. Sharma held senior management and technical positions at Hewlett Packard, Fujitsu/Amdahl, Integrated Device Technology and Siara Systems, a metro routing company acquired by Redback/Ericsson. Dr. Sharma holds a bachelor of engineering from the Indian Institute of Technology, Roorkee, India and a PhD in electrical engineering from the University of Wisconsin-Madison, and holds seven patents.
Zvi Slonimsky has served as a director since November 2006. Since 2005, Mr. Slonimsky has been chairman of the board of several Israeli high tech companies, currently including Awear, Maradin and Surf, and previously Alvarion, Extricom, Pentalum and Teledata. He served as CEO of Alvarion Ltd. from 2001 to October 2005, following Alvarion’s establishment via merger of BreezeCOM and Floware in August 2001. Prior to the merger, Mr. Slonimsky was CEO of BreezeCom. Before that, he served as president and CEO of MTS Ltd. and was general manager of DSP Group, Israel. Earlier in his career, he held senior positions at several Israeli telecom companies, including C.Mer and Tadiran. Mr. Slonimsky holds a BSEE and a MSEE from the Technion Israel Institute for Technology and an MBA from Tel-Aviv University.

B.	Compensation
Compensation of Executive Officers and Directors
The aggregate compensation paid and benefits in kind granted by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2016 was approximately $2.4 million. For the year ended December 31, 2016, we estimate that approximately $13,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Our non-employee directors are entitled to the following annual compensation:

Attendance fees	$20,000
Attendance fees for lead independent director	$20,000
Attendance fees for board committee chairperson
Audit committee	$12,000
Compensation committee	$9,000
Nominating and corporate governance committee	$5,000
Attendance fees for board committee members
Audit committee	$6,000
Compensation committee	$4,500
Nominating and corporate governance committee	$2,500
In addition, our non-employee directors are also entitled to the following equity awards:

Initial equity award for new directors(1)(3)	Warrants to purchase 40,000 shares
Annual award for continuing board members(2)(3)	Warrants to purchase 20,000 shares

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
Equity Plans
Beginning in 2004, we have issued to our employees and consultants stock options, founders warrants and warrants to purchase our ordinary shares, and restricted share awards. Due to French corporate law and tax considerations, we have issued such equity awards under four types of equity plans, collectively referred to in this discussion as our equity plans. Our equity plans provide for the issue of stock options to employees pursuant to our Stock Option Plans, warrants to our business partners, including consultants and advisors, who have long-term relationships with us and advise us on a regular basis, pursuant to our BSA Subscription Plans, and restricted share awards pursuant to our Restricted Share Award Plans, and prior to our initial public offering in the United States in April 2011, founders warrants to employees in France until the time of our initial public offering, pursuant to our BCE Subscription Plans. Founders warrants are a specific type of option available to qualifying young companies in France and have a more favorable tax treatment for both the employee and the employer compared to stock options, but otherwise function in the same manner as stock options, in particular in terms of vesting. Following completion of our initial public offering in the Unites States in April 2011, we no longer issue founders warrants.
Under French law, the creation of each of these equity plans and the issuance of the underlying shares must be approved at the shareholders’ general meeting. The shareholders may delegate to our board of directors the authority to finalize the form of the plans and to grant the securities within a period that cannot exceed 18 months for restricted share awards, founders warrants and warrants, and 38 months for stock options. The shareholders have nevertheless historically delegated the authority to our board to grant these securities within a period that cannot exceed 12 months. Once approved by the shareholders’ general meeting, these equity plans cannot be extended either in duration or in size. We have therefore implemented new equity plans each year.
From 2004 through March 24, 2017, our shareholders have approved and authorized the issuance of an aggregate of 13,655,500 shares under our equity plans. At March 24, 2017, there were outstanding stock options, founders warrants and warrants to purchase a total of 6,881,385 of our shares issued under our equity plans at a weighted average exercise price of $3.10, of which 2,831,200 were held by our directors and executive officers at a weighted average exercise price of $3.60 per share. Of these outstanding stock options, founders warrants and warrants, at March 24, 2017, options to purchase 4,529,606 ordinary shares were vested and exercisable, of which 1,857,135 were held by our directors and executive officers. At March 24, 2017, there were 720,970 restricted share awards outstanding, of which 420,000 were held by our directors and executive officers. No restricted share awards had vested as of March 24, 2017.
The stock options, founders warrants and warrants granted under each of our equity plans were granted on substantially the same terms. In general, vesting of the stock options and founders warrants occurs over four years, with 25% vesting after an initial 12 months and the remaining 75% vesting monthly over the remaining 36 months, or may be immediate when linked to employee performance. Restricted shares also vest over four years with either 25% vesting after an initial 12 months or 50% vesting after the initial 24 months, and the remainder vesting over the remaining 36 or 24 months, respectively. In addition, restricted shares cannot be sold during the first 24 months after the grant date. In general, vesting of other warrants may be either on a monthly basis over a two-year or four-year period, or may be immediate, depending on the nature of the service contract with the consultant or adviser. The stock options, founders warrants and warrants generally expire ten years after the date of grant if not exercised earlier. In general, when a stock option, restricted share or founders warrant holder’s employment service with us, or a warrant holder’s service with us, terminates for any reason, his or her stock options or restricted shares or founders warrants or warrants, as the case may be, will no longer continue to vest following termination. The holder may exercise any vested stock options or founders warrants or warrants for a period of 30-90 days. In the event of death, the holder’s heirs or beneficiaries shall have a period of six months to exercise such founders warrants, stock options or warrants. In the event that a third party acquires a 100% interest in us, an employee holder of stock options, restricted shares and founders warrants, who is subsequently dismissed has the right to exercise all of his or her options or warrants within 30 days, notwithstanding the current vesting schedule, and all unvested restricted shares shall vest immediately, conditional upon such dismissal being at least one year from grant date and subject to the same requirement to hold the restricted shares until two years from the grant date. In the event of a change of control, as defined in the warrant equity plans subject to vesting, warrants that are not yet exercisable will become exercisable for 30 days following the effective date of the change of control.
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
The following table provides information regarding the options to purchase our ordinary shares and restricted shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or have options to purchase more than one percent of our ordinary shares as of March 24, 2017:

		Options
Name (Title)	Restricted Shares	Number	Exercise Price	Expiration Date
Dr. Georges Karam, Chairman and Chief Executive Officer	300,000 (1)	500,000	€6.26 ($8.63)	Mar. 8, 2021
		50,000	$2.04	Dec. 13, 2022
		150,000	$1.90	Dec. 12, 2023
		170,000	$1.58	July 22, 2024
		130,000	$1.25	Dec. 11, 2024
		98,000	$1.94	Apr. 21, 2025
		170,000	$1.55	July 20, 2025
		100,000	$1.97	Dec. 14, 2025
Bertrand Debray, Chief Operating Officer	30,000 (1)	150,000	€6.26 ($8.63)	Mar. 8, 2021
		24,000	$2.04	Dec. 13, 2022
		24,000	$1.90	Dec. 12, 2023
		50,000	$1.58	July 22, 2024
		28,000	$1.25	Dec. 11, 2024
		50,000	$1.55	July 20, 2025
		24,000	$1.97	Dec. 14, 2025

(1) On December 12, 2016, Dr. Karam and Mr. Debray received grants of 300,000 and 30,000 restricted shares, respectively, having a grant date fair value of $1.73 per share. The restricted shares also vest over four years with 25% vesting after an initial 12 months and the remainder vesting over the remaining 36 months. The restricted shares cannot be sold during the first 24 months after the grant date.

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
Our board of directors currently consists of seven directors. Under our by-laws, our board of directors may comprise up to nine members. Pursuant to an arrangement with Bpifrance Participations S.A., or Bpifrance, one of our major shareholders, Dr. Karam has agreed, subject to certain exceptions, as long as Bpifrance owns at least 5% of our outstanding shares or voting rights, to support the designation of a director by Bpifrance to serve on our board. Bpifrance has informed us that it intends to designate a director for election to our board at the next annual meeting of shareholders, which would increase the number of directors on our board to eight members. Our board of directors is not currently seeking to fill the remaining vacant position. Our board of directors has determined that each of Messrs. Maitre, Nottenburg, de Pesquidoux, Pitteloud and Slonimsky qualify as independent under the applicable rules and regulations of the SEC and the NYSE.
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

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2018
Yves Maitre	Director	2014	2017
Richard Nottenburg	Director	2016	2019
Hubert de Pesquidoux	Director	2011	2017
Dominique Pitteloud	Director	2005	2019
Alok Sharma	Director	2011	2019
Zvi Slonimsky	Director	2006	2018
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
Directors’ Service Contracts
We entered into a letter agreement with Alok Sharma before he became a director. In December 2014, we entered into a consulting agreement with Alok Sharma. See “Item 7.B—Related Party Transactions—Agreements with Executive Officers and Directors—Director Compensation and Agreements”. There are no arrangements or understandings between us and any of our non-employee directors providing for benefits upon termination of their employment or service as directors of our company, other than as required by applicable law.
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
Audit Committee
Our audit committee consists of Hubert de Pesquidoux, Richard Nottenburg and Dominique Pitteloud, with Mr. de Pesquidoux serving as chairperson. Our audit committee oversees our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; recommends to the shareholders with respect to the identity and compensation of the independent registered public accounting firm; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; reviews our Consolidated Financial Statements; reviews our critical accounting policies and estimates and internal controls over financial reporting; discusses with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly Consolidated Financial Statements; and reviews the scope and results of internal audits and evaluates the performance of the internal auditor. Our board of directors has determined that each of our audit committee members meets the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our board of directors has determined that Mr. de Pesquidoux is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication under the applicable rules and regulations of the NYSE. The audit committee operates under a written charter that satisfies the applicable rules of the SEC and the NYSE.
Compensation Committee
Our compensation committee consists of Zvi Slonimsky, Richard Nottenburg and Dominique Pitteloud, with Mr. Slonimsky serving as chairperson. Our compensation committee reviews and recommends policies relating to the compensation and benefits of our officers and employees, which includes reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee also recommends to the board of directors the issue of stock options and other awards. Our board of directors has determined that each member our compensation committee meets the requirements for independence under the applicable rules and regulations of the SEC and the NYSE. The compensation committee operates under a written charter.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Yves Maitre and Zvi Slonimsky, with Mr. Maitre serving as chairperson. The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board. In making such recommendations, the nominating and corporate governance committee considers the skills and experience of the directors or nominees in the context of the needs of our board of directors as well as the directors’ or nominees’ diversity of skills and experience in areas that are relevant to our business and activities. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the applicable rules and regulations of the NYSE. The nominating and corporate governance committee operates under a written charter.

D.	Employees
At December 31, 2016, we had 213 full-time employees, of whom 130 were located in France, 24 were in the United Kingdom, 20 were in the United States, 11 were in China, 7 were in Singapore, 7 were in Israel, 6 were in Taiwan, 3 were in Sweden, 2 were in India, 1 was in South Korea, 1 was in Ukraine and 1 was in Hong Kong. These employees include 148 in research and development, 41 in sales and marketing, 17 in general and administration and 7 in operations. Management considers labor relations to be good. We also have independent contractors and consultants. At December 31, 2016, we had 24 dedicated engineers from Global Logic in Ukraine for software development and testing, and also had 15 independent contractors in both research and development and sales and marketing in France, the United Kingdom and Japan.
At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2014	2015	2016
Department:
Research and development	150	153	148
Sales and marketing	19	18	41
General and administration	22	19	17
Operations	5	6	7
Total	196	196	213
Geography:
Europe, Middle East, Africa	150	152	165
Asia	31	28	28
Americas	15	16	20
Total	196	196	213

E.	Share Ownership
For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B.—Compensation—Equity Plans” and “Item 7.A—Major Shareholders.”E
Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of March 24, 2017:

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
For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 75,122,137 ordinary shares outstanding as of March 24, 2017.
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

	Ordinary Shares Beneficially Owned
	Number	Percent
5% Shareholders
Bpifrance Participations(1)	8,960,561	11.9%
Nokomis Capital, L.L.C.(2)	7,667,292	9.9
AWM Investment Co. Participations(3)	7,320,230	9.7
Add Partners and affiliates(4)	4,308,557	5.7
Dr. Georges Karam(5)	3,989,492	5.2
Executive Officers and Directors
Dr. Georges Karam(5)	3,989,492	5.2%
Deborah Choate(6)	417,676	*
Bertrand Debray(7)	1,175,742	1.6
Didier Dutronc	51,970	*
Yves Maitre(8)	56,363	*
Richard Nottenburg	577,257	*
Hubert de Pesquidoux(9)	89,403	*
Dominique Pitteloud(10)	97,000	*
Alok Sharma(11)	77,181	*
Zvi Slonimsky(12)	97,380	*
Nikhil Taluja	18,181	*
All executive officers and directors as a group (11 persons)(13)	6,647,645	8.6%

*	Represents beneficial ownership of less than 1%.

(1)
Based on a Schedule 13D filed with the SEC on September 20, 2016 and information provided to the Company. Includes 8,960,561 shares held by Bpifrance Participations S.A., or Bpifrance. Bpifrance is the wholly owned subsidiary of BPI-Groupe (bpifrance), or BPI. The Caisse des Dépôts et Consignations, or CDC, and EPIC BPI-Groupe, or EPIC, each hold 50% of the share capital of BPI and jointly control BPI. Nicolas Dufourcq is the Chief Executive Officer of Bpifrance and he may be deemed to have shared voting and investment power over the shares held by Bpifrance. Paul-François Fournier is the director of the Innovation Business Unit of Bpifrance and Maïlys Ferrère is the director of the Large Venture Fund of Bpifrance, and they may be deemed to have shared voting and investment power over the shares held by Bpifrance. None of BPI, CDC, EPIC, Nicolas Dufourcq, Paul-François Fournier or Maïlys Ferrère holds any shares directly. BPI may be deemed to be the beneficial owner of 8,960,561 shares, indirectly through its sole ownership of Bpifrance. CDC and EPIC may be deemed to be the beneficial owner of 8,960,561 shares, indirectly through their joint ownership and control of BPI. Nicolas Dufourcq,. Paul-François Fournier and Maïlys Ferrère disclaim beneficial ownership of the shares held by Bpifrance. The principal address for Bpifrance, BPI, EPIC, and Nicolas Dufourcq is 6-8 Boulevard Haussmann, 75009 Paris, France.

(2)
Based on a Schedule 13G/A filed with the SEC on February 13, 2017. Includes 5,429,292 shares held by Nokomis Capital, L.L.C., or Nokomis Capital, purchased by Nokomis Capital through the accounts of certain private funds and managed accounts (collectively, the Nokomis Accounts) and approximately 2,238,000 Ordinary Shares receivable upon conversion of presently convertible notes. Nokomis Capital is prohibited from converting the presently convertible notes held by them to obtain ownership in excess of 9.9%. Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the voting and disposition of the shares held by the Nokomis Accounts. As the principal of Nokomis Capital, Brett Hendrickson holds voting and investment power with respect to all securities beneficially owned by the Nokomis Accounts. The address of Nokomis Capital is 2305 Cedar Springs Rd., Suite 420, Dallas, TX 75201.

(3)
Based on a Schedule 13G filed with the SEC on February 10, 2017. Includes 7,320,230 shares held by AWM Investment Company, Inc., a Delaware corporation (“AWM”), that is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Island limited partnership ("CAYMAN"), Special Situations Fund III QP, L.P., a Delaware limited partnership ("SSFQP") Special Situations Private Equity Fund, L.P., a Delaware limited partnership ("SSPE"), Special Situations Technology Fund, L.P., a Delaware limited partnership ("TECH") and Special Situations Technology Fund II, L.P., a Delaware limited partnership ("TECH II"), (CAYMAN, SSFQP, SSPE, TECH and TECH II, will hereafter be referred to as the “Funds”). As the investment adviser to the Funds, AWM holds sole voting and investment power over 640,000 shares of Common Stock of the Issuer (the “Shares”) held by CAYMAN, 1,920,000 shares held by SSFQP,

840,276 shares held by SSPE, 580,543 Shares held by TECH and 3,339,411 Shares held by TECH II. Austin W. Marxe (“Marxe”), David M. Greenhouse (“Greenhouse”) and Adam C. Stettner (“Stettner”) are members of: SSCayman, L.L.C., a Delaware limited liability company ("SSCAY"), the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership ("MGP"), the general partner of SSFQP; MG Advisers, L.L.C., a New York limited liability company ("MG"), the general partner of SSPE; and SST Advisers, L.L.C., a Delaware limited liability company ("SSTA"), the general partner of TECH and TECH II. Marxe, Greenhouse and Stettner are also controlling principals of AWM. The principal business address for AWM is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(4)
Based on information provided to the Company in March 2017. Includes 4,308,557 shares held by ADD One LP, or ADD;. Pursuant to the constitutional documents of ADD , ADD Management Limited, or AML, has sole voting and investment power over the shares held by ADD . AML is the managing general partner of ADD One General Partner LP which in turn is the managing general partner of ADD . The board of directors of AML consists of Barry McClay, James Martin and Ipes Director (Guernsey) Limited, who share such voting and investment power. Each of Barry McClay, James Martin and Ipes Director (Guernsey) Limited disclaims beneficial ownership except to the extent of his or its pecuniary interest therein. The address of AML is 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey, GY1 2HL.

(5)	Includes 1,041,458 shares subject to options that are exercisable within 60 days of March 24, 2017.

(6)	Includes 377,373 shares subject to options that are exercisable within 60 days of March 24, 2017.

(7)	Includes 120,000 shares held by Mr. Debray as custodian for his sons. Includes 278,250 shares subject to options that are exercisable within 60 days of March 24, 2017.

(8)	Includes 20,000 shares subject to warrants that are exercisable within 60 days of March 24, 2017.

(9)	Includes 47,000 shares subject to warrants that are exercisable within 60 days of March 24, 2017.

(10)	Includes 47,000 shares subject to warrants that are exercisable within 60 days of March 24, 2017.

(11)	Includes 47,000 shares subject to warrants that are exercisable within 60 days of March 24, 2017.

(12)	Includes 47,000 shares subject to warrants that are exercisable within 60 days of March 24, 2017.

(13)	Includes 1,926,748 shares subject to options and warrants that are exercisable within 60 days of March 24, 2017.
None of our principal shareholders have voting rights different than our other shareholders.
At March 24, 2017, there were 74,904,096 of our ADSs outstanding, representing 74,904,096 our ordinary shares or 99.7% of our outstanding ordinary shares. At such date, there were 94 holders of record registered with the Bank of New York Mellon, depositary of our ADSs.

B.	Related Party Transactions
Since January 1, 2016, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders.
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
Agreements with Major Shareholders
In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. The total funding will amount to €7.0 million ($9.0 million) comprising a portion in the form of a grant (€3.0 million or $3.8 million) and a portion in the form of a loan (€4.0 million or $5.2 million). The funding will be paid in three installments: the first tranche at the contract signature date, the second and the third installments after milestones defined in the contract. The advance will be repaid from June 30th, 2018 to June 30th, 2020 and bears interests at a 1.53% fixed contractual rate. In 2014, the Company received €2.1 million ($2.7 million) as grant and €1.0 million ($1.2 million) as a loan; in 2016, the Company received €0.6 million ($0.6 million) as a loan; the next/final funding is expected to be received by the end of 2018 for approximately $3.5 million.

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
On April 27, 2016, we raised net proceeds of $7.0 million from the sale of convertible notes to certain institutional investors, including an affiliate of Nokomis Capital, L.L.C., in a private placement transaction. The convertible notes mature in April 2019 and bear interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The notes are convertible, at the holder’s option, into the Company’s ADSs at a conversion price of $2.7126 per ADS.
On September 16, 2016, Bpifrance Participations purchased 3,000,000 ADSs, each representing one ordinary share, at a price of $1.65 per ADS in connection with our public offering in which we issued a total of 15,151,520 ordinary shares.
Agreements with Executive Officers and Directors
Employment Agreement
We have entered into a managing director agreement with Georges Karam, our chairman and chief executive officer, which contains provisions regarding salary, severance payment and benefits. If Dr. Karam is terminated for any reason, he is entitled to a lump sum severance payment equal to one year of base salary and bonus, plus accelerated vesting of his founders warrants, stock options and restricted share awards. In accordance with French law, our chief executive officer (“directeur général” or “managing director”) cannot be an employee in connection with the performance of his duties in such capacity. The managing director agreement entered into with Dr. Karam does not constitute, and does not contain the compulsory provisions under French law to be construed as, an employment agreement. Therefore, Dr. Karam does not benefit from the status of employee nor from any benefit that French laws and regulations grant to employees. The managing director agreement only sets forth the terms and conditions, including compensation, under which Dr. Karam performs his duties as chief executive officer.
Director Compensation and Agreements
The non-employee members of our board of directors receive compensation based on our director compensation policy. A description of the cash compensation and equity awards that non-employee members of our board of directors will be entitled to receive is described under “Item 6. B—Compensation—Compensation of Executive Officers and Directors”.
Immediately prior to their appointment to our board of directors, we entered into letter agreements with each of James Patterson and Alok Sharma setting forth the cash compensation and equity awards they would receive upon their appointment to our board of directors pursuant to the director compensation policy. The letter agreement with Mr. Patterson terminated when he left the board in June 2016.
Effective December 11, 2014, we entered into an agreement whereby Dr. Sharma provides to the Company consultancy services in the area of business development in the broadband wireless access industry, with a focus on the India market. This agreement was renewed in 2015 and was terminated in October 2016. During the year ended December 31, 2016, $108,000 was paid to Dr. Sharma under the contract.
Stock Options, Founders Warrants and Warrants
Since our inception, we have granted restricted shares, stock options, founders warrants and warrants to purchase our shares to certain of our executive officers and board members. For more information about our option and warrant plans see “Item 6. B—Compensation—Equity Plans”.

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
No significant changes have occurred since December 31, 2016, except as otherwise disclosed in this annual report.
Item 9. The Offer and Listing

A.	Listing Details
Our ADSs have been listed on the New York Stock Exchange under the symbol “SQNS” since April 15, 2011. Prior to that date, there was no public trading market for ADSs or our ordinary shares. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the New York Stock Exchange:

	High	Low
Year ending December 31, 2013:	$1.74	$1.80
Year ending December 31, 2014:	$3.40	$1.18
Year ending December 31, 2015:
First Quarter	$2.00	$1.01
Second Quarter	$2.32	$1.56
Third Quarter	$1.77	$0.66
Fourth Quarter	$2.17	$1.00
Year ending December 31, 2016:
First Quarter	$3.00	$1.53
Second Quarter	$2.75	$1.75
Third Quarter	$2.47	$1.61
Fourth Quarter	$2.09	$1.65
Last Six Months
September	$2.32	$1.61
October	$2.05	$1.67
November	$2.09	$1.83
December	$2.09	$1.65
January	$2.60	$1.87
February	$3.02	$2.25
On March 24, 2017, the last reported sale price of our ADSs on the New York Stock Exchange was $2.65 per share.

B.	Plan of Distribution
Not applicable.

C.	Markets
Our ADS have been listed on the New York Stock Exchange under the symbol “SQNS” since April 15, 2011.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.
Item 10. Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
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
Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements”, if you are a Non-U.S. Holder, you should not be subject to United States federal income or withholding tax on dividends received by you on your ADSs unless such income is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base).

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
Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements”, if you are a Non-U.S. Holder, you will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of your ADSs unless:

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
Passive Foreign Investment Company Considerations
A non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for United States federal income tax purposes for any taxable year in which, after applying certain look-through rules, either

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
Based on the character of our gross income and the average value of our passive assets relative to the gross value of our assets for the taxable year ended December 31, 2016, we do not believe we were a PFIC for 2016. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2017 or any other future year until after the close of that year. While we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of the ADSs has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether we are a PFIC, there can be no assurance that we will not be a PFIC for any taxable year.
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
Medicare Tax
A United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on net investment income in excess of certain amounts. In the case of an individual, the tax is imposed on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over $250,000 (in the case of a taxpayer filing a joint return or a surviving spouse), $125,000 (in the case of a married taxpayer filing a separate return) or $200,000 (in any other case). In the case of an estate or trust, the tax is imposed on the lesser of (1) the entity’s “undistributed net investment income” for the taxable year and (2) the excess (if any) of the entity’s “adjusted gross income” over the dollar amount at which the highest tax bracket begins for such entity. A holder’s net investment income will include its gross dividend income and its net gains from the disposition of ADSs unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ADSs.
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

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We had cash and cash equivalents and short-term investments totaling $12.5 million, $8.7 million and $20.5 million, at December 31, 2014, 2015 and 2016, respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. Short-term investments are investments in deposits or money market funds with terms greater than 90 days but less than one year. The primary objectives of our investment activities are to preserve principal, and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2016 would not have a material effect on interest income.
Foreign Currency Risk
We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan, the Swedish krona and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, we estimate the impact, in absolute terms, on operating expenses for 2016, would have been $2.2 million.

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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2016, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
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
Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).
Based on our assessment, management believes that as of December 31, 2016 our internal control over financial reporting is effective based on these criteria.
The Company’s independent registered public accounting firm, Ernst & Young Audit, has issued a report on the Company’s internal control over financial reporting:

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Sequans Communications S.A.:
We have audited Sequans Communications S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), ( the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on the COSO criteria.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2014, 2015, and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2016 and our report dated March 31, 2017 expressed an unqualified opinion thereon.
Ernst & Young Audit
/s/ Ernst & Young Audit
Paris-La Défense, France
March 31, 2017
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
Item 16C. Principal Accountant Fees and Services
Ernst & Young Audit has served as our independent registered public accounting firm for 2015 and 2016. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2015	2016
	(euros in thousands)
Audit Fees	$378	$575
Audit-Related Fees	—
Tax Fees	—	—
All Other Fees	—	—
Total	$378	$575
“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. There were no “Tax Fees” or “Other Fees” billed or paid during 2015 or 2016.
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

Item 16H. Mine Safety Disclosure
Not applicable.

PART III
Item 17. Financial Statements
See pages F-1 through F-41of this annual report.
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
Stock Option Subscription Plan—2014-1 (incorporated by reference to Exhibit 4.1(d) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)

4.1(e)
Stock Option Subscription Plan—2015-1 (incorporated by reference to Exhibit 4.1(e) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)

4.1(f)	Stock Option Subscription Plan—2016-1 (incorporated by reference to Exhibit 99.1 to Registration No. 333-214444)
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

Exhibit Number	Description of Exhibit
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
4.11
BSA (Warrants) Issuance Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 4.12 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)

4.12
Consulting Agreement with Alok Sharma, member of the board of directors, dated December 10, 2014 (incorporated by reference to Exhibit 4.13 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)

4.13
Convertible Note Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated April 14, 2015 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on April 15, 2015)

4.14
Convertible Promissory Note issued by Sequans Communications S.A. to Nokomis Capital Master Fund, LP on April 14, 2015 (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on April 15, 2015)

4.15
Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated September 14, 2015 (English translation) (incorporated by reference to Exhibit 4.15 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)

4.16
Interest-Free Innovation Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated August 17, 2015 (English translation) (incorporated by reference to Exhibit 4.16 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)

4.17
BSA (Warrants) Issuance Agreement, dated June 29, 2015 (incorporated by reference to Exhibit 4.17 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)

4.18
Convertible Note Agreement by and between Sequans Communications S.A. and the purchasers signatory thereto, dated April 27, 2016 (including the Form of Convertible Promissory Note attached thereto as Exhibit B) (incorporated by reference to Exhibit 4.18 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)

4.19	Restricted Share Award Plan 2016-1 (incorporated by reference to Exhibit 99.2 to Registration No. 333-214444)
4.20	BSA (Warrants) Subscription Plan 2016-1 (incorporated by reference to Exhibit 99.3 to Registration No. 333-214444)
4.21	BSA (Warrants) Subscription Plan 2016-2 (incorporated by reference to Exhibit 99.4 to Registration No. 333-214444)
4.22	BSA (Warrants) Issuance Agreement, dated June 28, 2016 (incorporated by reference to Exhibit 99.5 to Registration No. 333-214444)
4.23	Restricted Share Award Plan 2016-2 (incorporated by reference to Exhibit 99.1 to Registration No. 333-215911)
8.1*	List of Subsidiaries
12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Exhibit
12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Audit, independent registered public accounting firm

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman
Date: March 31, 2017

Sequans Communications S.A.
Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sequans Communications S.A.:
We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. (the “Company”) as of December 31, 2014, 2015 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014, 2015 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated March 31, 2017 expressed an unqualified opinion thereon.

Ernst & Young Audit
/s/ Ernst & Young Audit

Paris-La Défense, France
March 31, 2017

Sequans Communications S.A.
Consolidated Statements of Operations

		Year ended December 31,
	Note	2014	2015	2016
		(in thousands, except share and per share amounts)
Revenue:
Product revenue		$19,836	$24,669	$34,581
Other revenue		2,766	7,863	10,998
Total revenue	3	22,602	32,532	45,579
Cost of revenue:
Cost of product revenue		15,435	17,970	22,574
Cost of other revenue		346	1,481	3,022
Total cost of revenue	4.2	15,781	19,451	25,596
Gross profit		6,821	13,081	19,983
Operating expenses:
Research and development	4.4	28,634	25,305	26,334
Sales and marketing		5,278	5,985	7,126
General and administrative		6,969	5,428	6,267
Total operating expenses	4.2	40,881	36,718	39,727
Operating income (loss)		(34,060)	(23,637)	(19,744)
Financial income (expense):
Interest expense	4.1	(145)	(1,542)	(3,734)
Interest income	4.1	125	26	48
Other financial expense	4.1	—	(145)	(83)
Change in the fair value of convertible debt embedded derivative	4.1	—	(2,036)	(1,583)
Foreign exchange gain (loss), net	4.1	118	249	593
Profit (Loss) before income taxes		(33,962)	(27,085)	(24,503)
Income tax expense (benefit)	5	162	317	284
Profit (Loss)		$(34,124)	$(27,402)	$(24,787)
Attributable to:
Shareholders of the parent		(34,124)	(27,402)	(24,787)
Non-controlling interests		—	—	—
Basic earnings (loss) per share	6	$(0.58)	$(0.46)	$(0.39)
Diluted earnings (loss) per share	6	$(0.58)	$(0.46)	$(0.39)
Weighted average number of shares used for computing:
Basic		59,141,716	59,144,905	63,805,442
Diluted		59,141,716	59,144,905	63,805,442
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2014	2015	2016
	(in thousands)
Profit (Loss) for the year	$(34,124)	$(27,402)	$(24,787)
Other comprehensive income (loss)
Other comprehensive income to be reclassified to profit or loss in subsequent years :
Net gain (loss) on cash flow hedge	(114)	78	(91)
Exchange differences on translation of foreign operations	(150)	(150)	(375)
Net other comprehensive income to be reclassified to profit or loss in subsequent years	(264)	(72)	(466)
Other comprehensive income not to be reclassified to profit or loss in subsequent years :
Re-measurement gains (losses) on defined benefit plans	(425)	215	120
Net other comprehensive income not to be reclassified to profit or loss in subsequent years	(425)	215	120
Total other comprehensive income (loss)	(689)	143	(346)
Total comprehensive income (loss)	$(34,813)	$(27,259)	$(25,133)
Attributable to:
Shareholders of the parent	(34,813)	(27,259)	(25,133)
Non-controlling interests	—	—	—
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Financial Position

		At December 31,
	Note	2014	2015	2016
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	7	$8,743	$7,116	$6,659
Intangible assets	8	3,440	5,255	7,707
Deposits and other receivables	19	320	345	332
Available for sale financial assets	19	597	321	310
Total non-current assets		13,100	13,037	15,008
Current assets:
Inventories	9	9,199	4,065	8,693
Trade receivables	10	7,749	16,497	15,285
Prepaid expenses and other receivables		2,988	3,170	3,172
Recoverable value added tax		447	541	470
Research tax credit receivable	4.4	3,443	2,865	1,902
Deposit		160	393	345
Cash and cash equivalents	11	12,329	8,288	20,202
Total current assets		36,315	35,819	50,069
Total assets		$49,415	$48,856	$65,077
EQUITY AND LIABILITIES
Equity:
Issued capital, euro 0.02 nominal value, 75,030,078 shares authorized, issued and outstanding at December 31, 2016 (59,166,741 and 59,144,741 at December 31, 2015 and 2014, respectively)	12	$1,568	$1,568	$1,923
Share premium	12	165,507	165,536	189,029
Other capital reserves	13	15,997	16,864	28,257
Accumulated deficit		(157,363)	(184,766)	(209,553)
Other components of equity		(594)	(450)	(796)
Total equity (deficit)		25,115	(1,248)	8,860
Non-current liabilities:
Government grant advances and loans	15	4,013	5,385	5,144
Finance lease obligations	14	9	—	—
Convertible debt and accrued interest	14	—	8,984	16,338
Provisions	16	1,228	1,396	1,306
Other liabilities	17	2	3,267	22
Deferred revenue	17	—	1,940	1,940
Total non-current liabilities		5,252	20,972	24,750
Current liabilities:
Trade payables	18	11,231	9,498	18,358
Interest-bearing financing of receivables	14	2,133	6,472	7,712
Government grant advances and loans	15	603	916	601
Convertible debt embedded derivative	14	—	6,091	—
Finance lease obligations	14	202	12	—
Other current liabilities	18	4,017	4,604	4,415
Deferred revenue	18	314	1,222	335
Provisions	16	548	317	46
Total current liabilities		19,048	29,132	31,467
Total equity and liabilities		$49,415	$48,856	$65,077
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity (deficit)
	Shares	Amount
	(Note 12)	(Note 12)	(Note 12)	(Note 13)
	(in thousands, except share and per share amounts)
At January 1, 2014	59,129,639	$1,567	$165,785	$14,721	$(123,239)	$148	$(53)	$58,929
Loss for the year					(34,124)			(34,124)
Re-measurement gains (losses) on defined benefit plans							(425)	(425)
Foreign currency translation						(150)		(150)
Net loss on cash flow hedge							(114)	(114)
Total comprehensive income (loss)					(34,124)	(150)	(539)	(34,813)
Issue of shares in connection with the exercise of options and warrants	15,102	1	22					23
Transaction costs			(300)					(300)
Share-based payment				1,276				1,276
At December 31, 2014	59,144,741	$1,568	$165,507	$15,997	$(157,363)	$(2)	$(592)	$25,115
Loss for the year					(27,402)			(27,402)
Re-measurement gains (losses) on defined benefit plans							215	215
Foreign currency translation						(150)		(150)
Net gain on cash flow hedge							78	78
Total comprehensive income (loss)					(27,402)	(150)	293	(27,259)
Issue of shares in connection with the exercise of options and warrants	22,000		29					29
Share-based payment				867				867
At December 31, 2015	59,166,741	$1,568	$165,536	$16,864	$(184,765)	$(152)	$(299)	$(1,248)
Loss for the year					(24,787)			(24,787)
Re-measurement gains (losses) on defined benefit plans							120	120
Foreign currency translation						(375)		(375)
Net loss on cash flow hedge							(91)	(91)
Total comprehensive income (loss)					(24,787)	(375)	29	(25,133)
Issue of shares in connection with the exercise of options and warrants	187,901	4	275					279
Issue of shares in connection with the public offering of September 2016 (Note 12)	15,675,436	351	25,514					25,865
Transaction costs			(2,296)					(2,296)
Reclassification of embedded derivative of convertible debts				10,271				10,271
Share-based payment				1,122				1,122
At December 31, 2016	75,030,078	$1,923	$189,029	$28,257	$(209,552)	$(527)	$(270)	$8,860
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2014	2015	2016
		(in thousands)
Operating activities:
Profit (Loss) before income taxes		$(33,962)	$(27,085)	$(24,503)
Non-cash adjustment to reconcile income (loss) before tax to net cash used in operating activities:
Amortization and impairment of property, plant and equipment	7	3,510	3,408	3,080
Amortization and impairment of intangible assets	8	1,790	1,867	2,215
Share-based payment expense	4.3	1,276	867	1,122
Increase (Decrease) in provisions		308	152	(240)
Financial expense		20	1,516	3,686
Change in fair value of convertible debt embedded derivative	14.1	—	2,036	1,583
Other financial expenses		—	145	83
Foreign exchange loss (gain)		(15)	(340)	(18)
Loss on disposal of property, plant and equipment		34	5	2
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivables		(1,619)	(9,091)	705
Decrease (Increase) in inventories		(2,617)	5,134	(4,628)
Decrease in research tax credit receivable		4,563	578	963
Increase in trade payables and other liabilities		3,424	2,041	2,354
Increase (Decrease) in deferred revenue		(29)	2,848	(737)
Decrease in government grant advances		(816)	(170)	(1,030)
Income tax paid		(273)	(312)	(226)
Net cash flow used in operating activities		$(24,406)	$(16,401)	$(15,589)
Investing activities:
Purchase of intangible assets and property, plant and equipment	7-8	$(6,242)	$(5,483)	$(5,390)
Sale of financial assets		652	345	24
Sale (Purchase) of short-term deposit		(160)	(233)	48
Interest received		125	26	48
Net cash flow used in investments activities		$(5,625)	$(5,345)	$(5,270)
Financing activities:
Public equity offering proceeds, net of transaction costs paid		$(300)	$—	$23,569
Proceeds from issue of warrants and exercise of stock options/warrants, net of transaction costs		23	29	279
Proceeds from interest-bearing receivables financing	14.3	2,133	4,339	1,240
Proceeds from interest-bearing research project financing	15.2	3,648	—	1,021
Proceeds from government loans, net of transaction cost	15.3	—	2,134	—
Proceeds from convertible debt, net of transaction cost	14.1	—	11,572	6,932
Repayment of borrowings and finance lease liabilities		(244)	(183)	(12)
Interest paid		(139)	(181)	(251)
Net cash flows from financing activities		$5,121	$17,710	$32,778
Net increase (decrease) in cash and cash equivalents		(24,910)	(4,036)	11,919
Net foreign exchange difference		(5)	(5)	(5)
Cash and cash equivalent at January 1		37,244	12,329	8,288
Cash and cash equivalents at period end	11	$12,329	$8,288	$20,202
The following notes form an integral part of the annual financial statements

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
The Consolidated Financial Statements are presented in U.S. dollars.
These Consolidated Financial Statements for the year ended December 31, 2016 have been prepared on a going concern assumption. The Company’s internal cash forecast is built from sales forecasts by products and by customer and a stable operating cost structure. Taking into account forecasted operating cash flow, government and customer funding of research programs, management believes that Company’s existing cash and cash equivalents plus cash generated from these activities will be sufficient at least for the 12 months following December 31, 2016.
Statement of compliance
The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ending December 31, 2016. Comparative figures are presented for December 31, 2014 and 2015.
The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.
The Consolidated Financial Statements of the Company for the years ended December 31, 2014, 2015 and 2016 have been authorized for issue in accordance with a resolution of the board of directors on March 30, 2017.
Basis of consolidation
The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries at December 31, 2016:

Name	Country of incorporation	Year of incorporation	% equity interest
Sequans Communications Ltd.	United Kingdom	2005	100
Sequans Communications Inc.	United States	2008	100
Sequans Communications Ltd. Pte.	Singapore	2008	100
Sequans Communications Israel (2009) Ltd.	Israel	2010	100
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full. The subsidiaries have been fully consolidated from their date of incorporation.
2.2. Changes in accounting policy and disclosures
New and amended standards and interpretations
The accounting policies adopted in 2016 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2016:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

•	Amendments to IFRS 11: Accounting for acquisition of interests in Joint Operations
IFRS 11 addresses the accounting for interests in joint ventures and joint operations. The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.

•	Amendments to IAS 16 and IAS 38 - Clarification of acceptable methods of depreciation and amortization
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

•	Annual Improvements to IFRS (2012-2014)
These improvements relate to:

•	IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations

•	IFRS 7 Financial Instruments : Disclosures

•	IAS 19 Employee benefits

•	IAS 34 Interim Financial Reporting

•	Amendments to IAS 1 - Disclosure initiative
The amendments to IAS 1 are designed to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.
Adoption of these new standards and interpretations have no impact on the company's financial statements.
Standards issued but not yet effective
Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective.
IFRS 9 - Financial Instruments: Classification and Measurement
In July 2014 the IASB issued IFRS 9 (Financial Instruments). With effect from January 1, 2018, IFRS 9 will replace the currently applicable standards on the presentation, recognition and measurement of financial instruments (IAS 32 and IAS 39). IFRS 9 covers three key issues: classification and measurement, impairment, and hedge accounting. It also provides a new credit risk recognition model (using the expected losses approach versus the incurred losses approach), in particular as regards accounts receivable. The standard is mandatorily applicable to annual reporting periods beginning on or after January 1, 2018. Given the nature of its operations, the Company does not anticipate any major impact from the adoption of IFRS 9.
IFRS 15 - Revenue from contracts with customers
IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after 1 January 2018 with early adoption permitted. The Group is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.
IFRS 16 - Leases
In January 2016 the IASB issued IFRS 16 (Leases), which aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet of a liability for future lease payments, and of an asset for the

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

associated rights of use). Application of IFRS 16 will also require a change in the presentation of lease expenses both in the income statement (i.e. depreciation and interest expense) and in the statement of cash flows (the amount allocated to repayment of the liability will be reported as a cash outflow from financing activities, while the amount allocated to the asset will be reported as a cash outflow from investing activities). IFRS 16 is applicable to annual reporting periods beginning on or after January 1, 2019. The impacts of IFRS 16 are currently under review.
Amendments to IAS 7: Disclosure Initiative
The amendments to IAS 7 require companies to provide information about changes in their financing liabilities and come as a response to requests from investors for information that helps them better understand changes in a company’s debt. The amendments will help investors to evaluate changes in liabilities arising from financial activities, including changes from cash flows and non-cash changes (such as foreign exchange gains or losses). These amendments will be effective from annual periods commencing on or after 1 January 2017. The Company is currently assessing the impact of these amendments
Amendments to IFRS2: Classification and measurement of share-based payment transactions
The amendments clarify how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based transactions with a net settlement feature for withholding tax obligations, and a modifications to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. These amendments will be effective from annual periods commencing on or after 1 January 2018. The Company is currently assessing the impact of these amendments.
Annual Improvements to IFRS (2014-2016)
These improvements include:

•	IFRS 12 Disclosure of Interests in Other Entities

•	IAS 28 Investments in associates and joint ventures
These improvements will be effective from annual periods commencing on or after 1 January 2018. Based on the preliminary analysis performed, these improvements are not expected to have a significant impact on the Company’s financial statements.
IFRIC 22 Foreign Currency Transactions and Advance Considerations
IFRIC Interpretation 22 address the exchange rate to use in transactions that involve advance considerations paid or received in a foreign currency. The interpretation will be effective from annual periods commencing on or after 1 January 2018. The Company is currently assessing the impact of these amendments.

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
The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD) and the New Israeli shekel (NIS):

	USD/EUR	USD/GBP	USD/SGD	USD/NIS
December 31, 2014
Average rate	1.3288	1.6474	0.7894	0.2800
Closing rate	1.2141	1.5587	0.7561	0.2572
December 31, 2015
Average rate	1.1096	1.5285	0.7278	0.2573
Closing rate	1.0887	1.4834	0.7062	0.2563
December 31, 2016
Average rate	1.1066	1.3555	0.7244	0.2605
Closing rate	1.0541	1.2312	0.6919	0.2604
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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
Revenue from technical support and development services is generally recognized using the percentage-of-completion method when the outcome of the contract can be estimated reliably. This occurs when total contract revenue and costs can be estimated reliably and it is probable that the economic benefits associated with the contract will flow to the Company and the stage of contract completion can be measured. In certain circumstances, when no incremental costs exist, revenue is recognized based on the achievement of contract milestones. The costs associated with these arrangements are recognized as incurred; no costs have been capitalized or deferred. Revenue from development contracts where no related incremental costs were identified amounted to $4,252,000 for the year ended December 31, 2016 ($2,636,000 in 2015 and $1,707,000 in 2014).
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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
Some long-term research project are also financed through low-interest forgivable loans. The present value of foregivable loans is calculated based on expected future payments discounted using interest rate applied for standard loans with same maturity. The difference between present value and amount received is accounted for as a grant.
Where loans or similar assistance provided by governments or related institutions are interest-free, the present value is calculated based on expected future payments discounted using interest rate applied for standard loans with same maturity. The difference between present value and amount received is accounted for as a grant.
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
Financial income and expense
Financial income and expense include:

•
interest expense related to financial debt (financial debt consists of finance-lease liabilities, accounts receivable financing, the debt component of convertible debt and government loans, and a supplier payable with extended payment terms);

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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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
Financial liabilities
Convertible debt
As described in Note 14.1 to the Consolidated Financial Statements, the Company issued debt with an option to convert into shares of the Company. This option component has been accounted for as an embedded derivative and recorded as a financial liability:

•
On the date of issue, the fair value of the embedded derivative is estimated based on a Black-Scholes valuation model. The debt component equals the present value of future contractual cash flows for a similar instrument with the same conditions (maturity, cash flows) excluding any option or any obligation for conversion or redemption in shares.

•
Subsequently, the debt component is accounted for based on amortized cost, using the effective interest rate calculated at the date of issue and the embedded derivative is accounted as financial liability, with changes in fair value recognized in the statement of income until the date when the conversion rate is fixed. At this date, the fair value of the derivative - if not exercised - is reclassified in equity.

Costs incurred related to the convertible debt are deducted from the liability component and from the embedded derivative, proportionally. The part related to the embedded derivative has been recognized in the Consolidated Statements of Operations in “Other financial expenses”.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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

Share-based compensation
As disclosed in Note 13 to the Consolidated Financial Statements, the Company has various share-based compensation plans for employees and non-employees that may be affected, as to the expense recorded in the Consolidated Statements of Operations, by changes in valuation assumptions. Fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions, including, among others expected volatility, the expected option term and the expected dividend payout rate. Prior January 1, 2015, the assumption as to volatility had been determined by reference to the historical volatility of similar entities (using a selection of publicly-traded semiconductor companies).Beginning in 2015, the assumption had been based on the Company’s historical volatility since its initial public offering in 2011. The fair value of the Company’s shares underlying stock option grants equals to the closing price on the New York Stock Exchange on the date of grant.
Provision
As disclosed in Note 16 to the Consolidated Financial Statements, in the year ended December 31, 2015, the Company was subject to a tax audit on research tax credit that could have resulted in tax re-assessment, with respect to the tax regime applied 2014. Based on the Company’s assessment of the potential exposure in this dispute, the Company recorded a provision for potential tax adjustments or penalties while the Company contested the proposed tax adjustments. In 2016 the audit was concluded and the final assessment was not significantly different from the provision recorded.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	Europe, Middle East, Africa	Americas	Asia	Total
	(in thousands)
Year ended December 31, 2014
Total revenue
Sales to external customers	$101	$2,517	$19,984	$22,602
Year ended December 31, 2015
Total revenue
Sales to external customers	$3,635	$3,954	$24,943	$32,532
Year ended December 31, 2016
Total revenue
Sales to external customers	$5,593	$6,669	$33,317	$45,579
The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A. and located in France. See Note 19.3 to these Consolidated Financial Statements for information about major customers.
4. Other revenues and expenses
4.1. Financial income and expenses
Financial income:

	Year ended December 31,
	2014	2015	2016
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$125	$26	$48
Foreign exchange gain	1,246	1,769	2,069
Total financial income	$1,371	$1,795	$2,117
Financial expenses:

	Year ended December 31,
	2014	2015	2016
	(in thousands)
Interests on loans and finance leases	$34	$1,401	$3,212
Interests on supplier payable with extended payment terms	—	—	411
Other bank fees and financial charges	111	141	111
Other financial expenses	—	145	83
Change in the fair value of convertible debt embedded derivative	—	2,036	1,583
Foreign exchange loss	1,128	1,520	1,476
Total financial expenses	$1,273	$5,243	$6,876
For the year ended December 31, 2016, interest on loans and finance leases included $3,039,000 related to convertible debts issued in 2016 and 2015 and government loans granted in 2015 ($1,350,000 for the year ended December 31, 2015). (See Note 14.1 to the Consolidated Financial Statements).
The net foreign exchange gain of $593,000 for the year ended December 31, 2016 (2015: net foreign exchange gain $249,000; 2014: net foreign exchange gain $118,000) arises primarily from euro-based monetary assets.
For the years ended December 31, 2016 and 2015, expenses of $1,583,000 and $2,036,000, respectively, were recognized, related to the change in fair value of the convertible debt embedded derivative. (See Note 14.1 to the Consolidated Financial Statements). Other financial expenses of $83,000 and $145.000 for the years ended December 31, 2016 and 2015, respectively, correspond to costs related to the embedded derivative.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

4.2. Cost of revenue and operating expenses
The tables below present the cost of revenue and operating expenses by nature of expense :

		Year ended December 31,
	Note	2014	2015	2016
		(in thousands)
Included in cost of revenue:
Cost of components		$13,213	$15,343	$20,277
Depreciation and impairment	7	682	905	1,270
Amortization of intangible assets	8	—	—	157
Wages and benefits		756	1,571	2,374
Share-based payment expense	13	47	17	11
Assembly services, royalties and other		1,083	1,615	1,507
		$15,781	$19,451	$25,596

		Year ended December 31,
	Note	2014	2015	2016
		(in thousands)
Included in operating expenses (between gross profit and operating result):
Depreciation and impairment	7	$2,829	$2,472	$1,811
Amortization of intangible assets	8	1,790	1,897	2,057
Wages and benefits		23,787	20,436	22,615
Share-based payment expense	13	1,230	850	1,111
Foreign exchange gains and losses related to hedges of euro		—	296	12
Other		11,245	10,767	12,121
		$40,881	$36,718	$39,727

4.3. Employee benefits expense

		Year ended December 31,
	Note	2014	2015	2016
		(in thousands)
Wages and salaries		$18,555	$16,555	$18,996
Social security costs and other payroll taxes		5,787	5,219	5,805
Other benefits		112	93	100
Pension costs		89	140	88
Share-based payment expenses	13	1,277	867	1,122
Total employee benefits expense		$25,820	$22,874	$26,111
The amount recognized as an expense for defined contributions plans amounts to $1,077,000 for the year ended December 31, 2016 ($1,137,000 and $957,000 for the years ended December 31, 2014 and 2015, respectively).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

4.4. Research and development expense and tax credit receivable
The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria). Total research tax credit receivable as of December 31, 2016 is $1,901,000, relating to tax credits receivables for 2016 , which are expected to be recovered in 2017 in cash.
The Company also has research tax credits available in the United Kingdom. In May 2015, the United Kingdom tax authorities made inquiries regarding the calculation method used in 2014 and discussions with the authorities were ongoing at December 31, 2015. As described in Note 16 to the Consolidated Financial Statements, the Company had decided to record a provision for risk related to the 2014 tax credit and had opted to calculate the 2015 tax credit using a less favorable regime pending outcome of the inquiry. In 2016, the audit was concluded and the final assessment was not significantly different from the provision.
The reduction of research and development expense from government grants, research tax credit and development costs capitalized was as follows:

	Year ended December 31,
	2014	2015	2016
	(in thousands)
Research and development costs	$33,043	$29,528	$30,022
Research tax credit	(4,047)	(2,658)	(1,962)
Government grants	(362)	(1,179)	(1,704)
Development costs capitalized	—	(386)	(22)
Total research and development expense	$28,634	$25,305	$26,334
5. Income tax
The major components of income tax expense are:

	Year ended December 31,
	2014	2015	2016
	(in thousands)
Consolidated Statement of Operations

Current income tax	$197	$311	$272
Deferred income tax	(35)	6	12
Income tax expense reported in the Consolidated Statement of Operations	$162	$317	$284
A reconciliation of income taxes computed at the French statutory rate (34.43% from the year ended December 31, 2014, 2015 and 2016) to the income tax expense (benefit) is as follows:

	Year ended December 31,
	2014	2015	2016
	(in thousands)
Accounting profit (loss) before income tax	$(33,962)	$(27,085)	$(24,503)
At France’s statutory income tax rate of 34.43%	(11,693)	(9,325)	(8,436)
Non-deductible share-based payment expense	440	299	386
Tax credits	(1,393)	(915)	(676)
Unrecognized benefit of tax loss carryforwards and permanent differences	12,808	10,258	9,010
Income tax expense reported in the Consolidated Statement of Operations	$162	$317	$284
As of December 31, 2016 the Company had accumulated tax losses which arose in France of $186,872,000 that are available for offset against future taxable profits of Sequans Communications S.A within a limit of one million euro per year, plus 50% of the profit exceeding this limit. Remaining unapplied losses would continue to be carried forward indefinitely.

Deferred tax assets were recognized in 2014, 2015 and 2016 only to the extent that deferred tax liabilities existed in the same jurisdiction.
As non-monetary assets and liabilities are measured in their functional currency and the Company taxable profit is determined in another currency, deferred tax has to be computed based on the temporary difference that exists between tax and accounting basis. Company’s analysis led to a deferred tax liability of $264,000 which has been recognized and offset by a deferred tax asset, computed on accumulated tax losses, of an equivalent amount.
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
The following reflects the income and share data used in the basic and diluted earnings (loss) per share computations:

	Year ended December 31,
	2014	2015	2016
	(in thousands, except share and per share data)
Profit (Loss)	$(34,124)	$(27,402)	$(24,787)
Weighted average number of shares outstanding for basic EPS	59,141,716	59,144,905	63,805,442
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	—	—
Weighted average number of shares outstanding for diluted EPS	59,141,716	59,144,905	63,805,442
Basic earnings (loss) per share	$(0.58)	$(0.46)	$(0.39)
Diluted earnings (loss) per share	$(0.58)	$(0.46)	$(0.39)

7. Property, plant and equipment
Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Total
	(in thousands)
Cost:
At January 1, 2014	$1,380	$19,540	$4,221	$25,141
Additions	1,060	4,133	486	5,679
Disposals	(1,114)	(70)	(388)	(1,572)
Exchange difference	(13)	(81)	(19)	(113)
At December 31, 2014	1,313	23,522	4,300	29,135
Additions	—	1,713	85	1,798
Disposals	—	(4)	(1)	(5)
Exchange difference	(14)	(64)	(19)	(97)
At December 31, 2015	1,299	25,167	4,365	30,831
Additions	34	2,549	78	2,661
Disposals	—	(345)	(643)	(988)
Exchange difference	(30)	(221)	(51)	(302)
At December 31, 2016	$1,303	$27,150	$3,749	$32,202
Depreciation and impairment:
At January 1, 2014	$1,306	$13,392	$3,821	$18,519
Depreciation charge for the year	189	2,827	495	3,511
Disposals	(1,114)	(69)	(361)	(1,544)
Exchange difference	(6)	(47)	(41)	(94)
At December 31, 2014	375	16,103	3,914	20,392
Depreciation charge for the year	208	2,904	296	3,408
Disposals	—	(1)	(1)	(2)
Exchange difference	(5)	(40)	(38)	(83)
At December 31, 2015	578	18,966	4,171	23,715
Depreciation charge for the year	214	2,678	189	3,081
Disposals	—	(346)	(641)	(987)
Exchange difference	(9)	(140)	(117)	(266)
At December 31, 2016	$783	$21,158	$3,602	$25,543
At January 1, 2014	$74	$6,148	$400	$6,622
At December 31, 2014	938	7,419	386	8,743
At December 31, 2015	721	6,201	194	7,116
At December 31, 2016	$520	$5,992	$147	$6,659

The cost of equipment purchased under capital leases included in tangible assets totaled $346,000 at December 31, 2015 and $730,000 at December 31, 2014. Accumulated amortization of this equipment totaled $337,000 at December 31, 2015 and $512,000 at December 31, 2014. There was no equipment purchased under capital leases at December 31, 2016.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

8. Intangible assets
Intangible assets include:

Licenses and other intangible assets
(in thousands)
Cost:
At January 1, 2014	$12,732
Additions	560
Disposals	(8)
Exchange difference	(12)
At December 31, 2014	13,272
Additions	3,686
Disposals	—
Exchange difference	(12)
At December 31, 2015	16,946
Additions	4,836
Disposals	(3,620)
Exchange difference	(47)
At December 31, 2016	$18,115
Depreciation and impairment:
At January 1, 2014	$8,053
Amortization	1,790
Disposals	(3)
Exchange difference	(8)
At December 31, 2014	9,832
Amortization	1,867
Disposals	—
Exchange difference	(8)
At December 31, 2015	11,691
Amortization	2,214
Disposals	(3,468)
Exchange difference	(29)
At December 31, 2016	$10,408
Net book value:
At January 1, 2014	$4,679
At December 31, 2014	3,440
At December 31, 2015	5,255
At December 31, 2016	$7,707
Prior January 1, 2015, the only intangible assets recorded in the Consolidated Statements of Financial Position were acquired licenses for technology used primarily in the product development process, as no development costs had been capitalized. For the years ended December 31, 2015 and 2016, the Company identified certain external development costs that met the criteria for capitalization (see note 4.4).

9. Inventories

	At December 31,
	2014	2015	2016
	(in thousands)
Components	$3,192	$1,486	$4,686
Finished goods (at lower of cost or net realizable value)	8,809	5,519	6,975
Total inventories at cost	$12,001	$7,005	$11,661
Depreciation of components (at cost)	$595	$268	$277
Depreciation of finished goods	2,207	2,672	2,691
Total depreciation	$2,802	$2,940	$2,968
Components, net	$2,597	$1,218	$4,409
Finished goods, net	6,602	2,847	4,284
Total net inventories	$9,199	$4,065	$8,693
In the year ended December 31, 2014, the Company decided to depreciate all WiMAX inventory (components and finished goods) except units to serve the remaining expected demand for identified customers and projects. This resulted in a provision of $1,884,000 included in the Consolidated Statements of Operations in “Cost of product revenue.”
In the year ended December 31, 2015, the Company sold a portion of the WiMAX inventory but decided to depreciate the remaining WiMAX finished goods inventory as the previously anticipated demand from identified customers and projects was canceled, reduced or delayed. This resulted in a provision of $760,000 included in the Consolidated Statements of Operations in “Cost of product revenue.”
In the year ended December 31, 2016, there was no significant change in the provision on components and finished goods.
10. Trade receivables
Trade receivables are non-interest bearing and are generally on 30-90 day payment terms.

	At December 31,
	2014	2015	2016
	(in thousands)
Trade receivables	$9,611	$16,345	$14,427
Unbilled revenue	137	740	1,624
Unissued credit notes	(34)	—	(138)
Provisions on trade receivables	(1,965)	(588)	(628)
Net trade receivables	$7,749	$16,497	$15,285
The movements in the provision for impairment of receivables were as follows:

	December 31,
	2014	2015	2016
	(in thousands)
At January 1,	$1,720	$1,965	$588
Charge for the year	295	15	40
Utilized amounts	(50)	(1,392)	—
At year end	$1,965	$588	$628

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

As at year end, the aging analysis of trade receivables that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2014	7,749	5,420	1,873	4	76	376
At December 31, 2015	$16,497	$12,589	$3,520	$138	$250	$—
At December 31, 2016	$15,285	$12,995	$412	$374	$1,494	10
11. Cash and cash equivalents

	At December 31,
	2014	2015	2016
	(in thousands)
Cash at banks	$1,998	$2,408	$8,765
Cash equivalents	10,331	5,880	11,437
Cash and cash equivalents	$12,329	$8,288	$20,202
Cash at banks earns no interest. Cash equivalents in money market funds are invested for short-term periods depending on the immediate cash requirements of the Company, and earn interest at market rates for short-term investments. The fair value of cash and cash equivalents is equal to book value. Most of the cash and cash equivalents is held in U.S. dollar and euros as follows:

	At December 31,
	2014	2015	2016
	(in thousands)
U.S. dollar denominated accounts	$12,088	$7,352	$19,122
Euro denominated accounts	74	826	949
GBP denominated accounts	47	15	23
SGP denominated accounts	47	31	53
NIS denominated accounts	27	25	36
RMB denominated accounts	30	18	2
Other currencies denominated accounts	16	21	17
Cash and cash equivalents	$12,329	$8,288	$20,202
12. Issued capital and reserves
The share capital of Sequans Communications S.A. is denominated in euros, as required by law in France. Any distributions to shareholders are denominated in euros. Amounts of capital and reserves presented in the Consolidated Statements of Financial Position in U.S. dollars have been translated using historical exchange rates.
Authorized capital, in number of shares
Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders warrants, other warrants and restricted share awards, or which the shareholders have otherwise authorized for specific capital increases. December 31, 2016, authorized capital was 98,462,155 ordinary shares with a nominal of 0.02 each (80,680,889 and 93,277,508 ordinary shares at December 31, 2014 and 2015, respectively).
There is one category of authorized shares: ordinary shares.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Shares issued and fully paid

	At December 31,
	2014		2015		2016
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Ordinary shares	59,144,741	€1,183	59,166,741	€1,183	75,030,078	€1,501
Converted to U.S. dollars at historical exchange rates		$1,568		$1,568		$1,923
Other capital reserves
Other capital reserves include the cumulated share-based payment expense as of period end, the counterpart of which is in retained earnings (deficit) as the expense is reflected in profit and loss.
Dividend rights
Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2014, 2015 or 2016. Dividend distributions by the Company, if any, will be made in euros.
Capital transactions
On September 16, 2016, the Company increased its capital in connection with a public offering by issuing 15,151,520 ordinary shares at $ 1.65 per share. On October 7, 2016, the underwriters purchased an additional 523,916 ordinary shares at the public offering price. The total offering amounted to $ 25,864,486. $350,456 were recorded in share capital in the Consolidated Statement of Financial Position and $25,514,030 in share premium. Costs directly attributable to the equity transaction amounting to approximately $2.3 million were deducted from the share premium.
In the years ended December 31, 2014, 2015 and 2016, ordinary shares were issued upon exercise of options and warrants as described in Note 13 to the Consolidated Financial Statements.
13. Share-based payment plans
The expense recognized for employee and other services received during the year ended December 31, 2016 and arising from equity-settled share-based payment transactions was $1,122,000 (2014: $1,276,000; 2015: $867,000). Of this total, $14,000 in 2016 (2014: $4,000; 2015: $13,000), related to warrants plans for consultants considered equivalent to employees.
The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during the years ended December 31, 2014, 2015 or 2016.
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
In general, vesting of the founders warrants and stock options occurs over four years, with 25% vesting after the first anniversary of grant and the remaining 75% vesting monthly over the remaining 36 months. From time to time, vesting may be linked to employee performance. Restricted shares awards (RSA) vest over four years, with either 25% vesting after the one-year anniversary of the grant and the remaining 75% of the grant vesting quarterly over the remaining three years, or with 50% vesting after the two-year anniversary of the grant and the remaining 50% vesting quarterly over the remaining two years. Restricted shares may be sold only after two years.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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
Founders warrants, stock options, warrants and restricted share awards give the right to acquire ordinary shares. Following completion of the initial public offering of the Company’s shares, the exercise price for options and warrants is based on the closing market price on the date of grant. There is no exercise price for restricted share awards; the beneficiary receives title to the underlying ordinary shares with no cash payment at the end of the vesting period. In general, the contractual life of the founders warrants, stock options and warrants is ten years. There are no cash settlement alternatives and the Company has not developed a practice of cash settlement.
Movements in the periods presented
The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, founders warrants, stock options, warrants and restricted shares awards during the period:

	December 31,
	2014		2015		2016
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1,	5,319,848	$4.50	6,455,048	$3.93	7,428,931	$3.58
Granted during the year	1,318,800	$1.47	1,321,850	$1.74	1,278,070	$1.91
Forfeited during the year	(168,498)	$3.18	(325,967)	$3.01	(317,880)	$2.97
Exercised during the year(1)	(15,102)	$1.34	(22,000)	$1.70	(187,901)	$1.53
Expired during the year	—		—		(389,000)	$3.12
Outstanding at period end	6,455,048	$3.93	7,428,931	$3.58	7,812,220	$3.41
Of which, warrants for consultants equivalent to employees	369,798	$3.54	369,798	$3.38	404,798	$3.23
Exercisable at period end	3,923,600	$5.18	4,691,741	$4.69	5,049,015	$4.28
Of which, warrants for consultants equivalent to employees	351,798	$3.49	360,798	$3.44	360,215	$3.41
________________________

(1)	The weighted average share estimated fair value at the dates of exercise of these options was $2.21 in 2016, $1.73 in 2015 and $2.70 in 2014.
Prior to the initial public offering in April 2011, exercise prices were denominated in euros. Since the IPO, exercise prices are denominated in U.S. dollars. Euro-denominated exercise prices have been converted to U.S. dollars at the historical exchange rate for purposes of presentation in this table.
The weighted average remaining contractual life of founders warrants, stock options, restricted shares and warrants outstanding as at December 31, 2016 was 7.0 years (2015 : 6.3 years; 2014: 6.7 years).
The range of exercise prices, with euro-denominated exercise prices converted to U.S. dollars at the year-end exchange rate, for founders warrants, stock options, and warrants outstanding at December 31, 2016, 2015 and 2014 was $1.20—$8.50.
The weighted average fair value of founders warrants, stock options, warrants and restricted shares awards granted during the year ended December 31, 2016 was €1.31 (2015: €0.84 ; 2014: €0.47). The fair value is measured at the grant date. The following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2014, 2015 and 2016:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	December 31,
	2014	2015	2016
Dividend yield (%)	—	—	—
Expected volatility (%)	43 - 44	68 - 70	63 - 69
Risk–free interest rate (%)	0.70 - 1.66	0.34 - 0.87	0.00 - 0.47
Assumed annual lapse rate of options (%)	10	10	10 (5 for RSA)
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price (€)	1.13	1.59	1.76
Model used	Binomial	Binomial	Binomial
Prior to January 1, 2015, as the Company had a short history of being publicly traded, it was not practicable to determine the volatility of the underlying shares based on the Company’s own experience. Therefore, as allowed by Appendix B (paragraphs 26 to 29) of IFRS2 Share-based Payment, the historical volatility of similar entities (a selection of publicly-traded semiconductor companies) after a comparable period in such companies’ lives was used). For the years ended December 31, 2016 and 2015 the assumption has been based on the Company’s volatility.
Founders warrants, stock options, restricted shares and warrants can be exercised during a period after the vesting date until the plan terminates. In the pricing model, the assumption was made that plan participants will exercise before the end of the exercise period if the share price reaches a certain multiple of the exercise price.
If a sell-price multiple of 3 instead of 2 had been used and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for founders warrants, stock options, warrants and restricted shares awards granted through December 31, 2016 would have decreased by approximately 7.09% (2015: 3.57%; 2014: 10.25%).
The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.
14. Interest-bearing loans and borrowings

		At December 31,
	Note	2014	2015	2016
		(in thousands)
Current
Convertible debt embedded derivative	14.1	$—	$6,091	$—
Finance lease obligation	14.2	202	12	—
Interest-bearing receivables financing	14.3	2,133	6,472	7,712
Total current portion		$2,335	$12,575	$7,712
Non-current
Convertible debt and accrued interest	14.1	$—	$8,984	$16,338
Finance lease obligation	14.2	9	—	—
Total non-current portion		$9	$8,984	$16,338
As of December 31, 2016, the Company had no drawn or undrawn committed borrowing or overdraft facilities in place.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

14.1. Convertible debt

On April 14, 2015, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C., one of the Company’s existing shareholders, regarding the issuance and sale of a convertible note in the principal amount of $12 million(the “2015 note”, which note shall be convertible into the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value €0.02 per share, at a conversion rate of 540.5405 ADSs for each $1,000 principal amount of the 2015 note, subject to certain adjustments, which equates to an initial conversion price of $1.85 per ADS.
On April 27, 2016, the Company entered into a convertible note agreements with Nokomis Capital, L.L.C. and two other financial institutions (the “Holders”) regarding the issuance and sale of convertible notes in the aggregate principal amount of $7.16 million (the “2016 notes”), which are convertible into the Company’s ADS. The conversion price of the 2016 notes is $2.7126 per ADS.
The 2015 note and the 2016 notes (together, “the Notes”) are unsecured obligation of the Company, will mature on the third anniversary of the issuance dates and are not redeemable prior to maturity at the option of the Company. The accreted principal amount of the notes are convertible at any time or times on or after the issuance dates until maturity, in whole or in part, subject to certain adjustments for significant corporate events, including dilutive issuances, dividends, stock splits and other similar events. Interest accrues on the unconverted portion of the notes at the rate of 7% per year, paid in kind annually on the anniversaries of the issuance of the Notes. The notes also provide for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the notes to become or to be declared due and payable.
In the event of a recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company’s assets or other transaction, which in each case results in the Company’s shareholders receiving stock, securities or assets with respect to or in exchange for their ADSs or ordinary shares, the holders shall elect, at their option, either (a) to require the Company to repurchase for cash the entire accreted principal amount of the Notes or (b) to convert the Notes in their entirety.
The notes contain customary ongoing covenants of the Company. In addition, the notes provid that the Company will not grant a consensual security interest or pledge its personal property assets to a third party lender (with certain limited exceptions) during the time that the notes are outstanding. Any amendment or waiver of the terms of the notes requires the affirmative consent of the holders.

Due to the potential adjustment of the conversion rate of the 2015 note during the first twelve months of the term under certain conditions, and of the 2016 notes during the period beginning on April 28, 2016 and ending on May 12, 2016, the notes were accounted for as compound financial instruments with two components:

•	A liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and

•
An embedded derivative, which is the Holders’ call option whereby the Company can be required to issue a number of shares in exchange for notes at a rate which may vary during the first twelve months after issuance of the 2015 Note and during the period beginning on April 28, 2016 and ending on May 12, 2016 for the 2016 Notes.

The initial fair value of the Notes was split between these two components.
The fair value of the liability component on the issuance date represents the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company has used 24.26% as the market rate of interest in order to value the liability component of the 2015 note and 25.69% for the 2016 notes.
The embedded derivatives of the notes were valued using the Black-Scholes valuation model. On April 14, 2015, the initial fair value of the embedded derivative of the 2015 note was calculated to be $4,055,000. The change in fair value was remeasured and recorded as financial income or loss at each balance sheet date and on the date on which the conversion price became fixed: April 14, 2016. At December 31, 2015, the recalculated fair value was $6,091,000 and the change of this fair value of $2,036,000 for the year ended December 31, 2015 was recorded in the Consolidated Statement of Operations. On April 14, 2016, when the conversion rate of the 2015 notes was fixed, the fair value of the embedded derivative was calculated to be

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

$8,324,000. The change in fair value was recorded as financial expense and the fair value of the embedded derivative was transferred from liabilities to Other Capital Reserves in shareholders’ equity.

The fair value of the embedded derivative of the 2016 notes on the issuance date of April 27, 2016 was calculated to be $2,597,000 and was recalculated to be $1,947,000 when the conversion rate of the 2016 Notes was fixed on May 12, 2016. The change in fair value was recorded as financial income in the year ended December 31, 2016 and the value of the embedded derivative as of May 12, 2016 was transferred from liabilities to Other Capital Reserves in shareholders’ equity.
14.2. Finance lease obligation
In June 2012, the Company entered into a finance lease agreement with a French financial institution whereby the Company had the possibility to finance acquisitions of qualifying equipment with a total purchase price of up to €1,500,000 ($1,918,000), through finance leases which are reimbursed over a 36-month period at an effective rate of interest of 4.6%. The finance lease obligation was secured by pledged money market funds with the financial institution equal to one-third of the original principal financed. This agreement expired February 28, 2013. The outstanding debt was secured by $51,000 at December 31, 2015 ($240,000 at December 31, 2014) in pledged money market funds, which was included in available-for-sale financial assets.
The finance lease obligations were reimbursed in full by December 31, 2016.
14.3. Interest-bearing financing of receivables
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from qualifying customers. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest at the rate of 1.20% (LIBOR 3 months +0.75%) in 2015 and 1.60% (LIBOR 3 months +1%) from September 30, 2016 on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At December 31, 2016, $7,712,000 ($6,472,000 at December 31, 2015 and $2,133,000 at December 31, 2014) had been drawn on the line of credit and recorded as a current borrowing.
15. Government grant advances and loans

		December 31,
	Note	2014	2015	2016
		(in thousands)
Current
Government grant advances	15.1	$603	$916	$390
Government loans	15.3	—	—	211
Total current portion		$603	$916	$601
Non-current
Government grant advances	15.1	$360	$587	$197
Research project financing	15.2	3,647	2,889	3,223
Government loans	15.3	—	1,851	1,571
Accrued interest	15.2	6	58	153
Total non-current portion		$4,013	$5,385	$5,144
15.1. Government grant advances
In 2014, the Company was named as a participant in one new collaborative projects with funding of €176,000 ($227,000), which is expected to be released to the Consolidated Statement of Operations over the life of the project, estimated to be between one and two years.
In 2015, the Company was named as a participant in two new collaborative projects with funding of €816,000 ($909,000), which is expected to be released to the Consolidated Statement of Operations over the life of the project, estimated to be between one and two years.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

In 2016, the Company was named as a participant in one new collaborative project with funding of €121,000 ($131,000), which is expected to be released to the Consolidated Statement of Operations over the life of the project, estimated to be between one and four years

15.2. Research project financing
In October 2014, Bpifrance, one of the Company’s shareholder and the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding remains unchanged and amounts to €6,967,000 ($8,988,000) comprising a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The funding will be paid in three installments: the first tranche at the contract signature date, the second and the third installments after milestones defined in the contract. The grant will be recognized as a reduction of research and development expense when corresponding expense is incurred. The forgivable loan advance will be repaid, except if the project is in commercial failure, from June 30th, 2018 to June 30th, 2020 and bears interests at a 1.53% fixed contractual rate. The difference between the amount of grant received and the present value amounted to a reduction of $115,000 in the debt carrying value, such difference to be amortized over the contract period. In the event of commercial success, defined as sales in excess of €350 million ($425 million) of the product developed under this program during a period of three years, then the Company shall pay a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project.
In January 2016, Bpifrance provided a funding to the Company for a new long-term research project, estimated to be completed over a 27-month period. The total of the funding amounts to €2,095,000 ($2,288,000) comprising a portion in the form of a grant (€668,000 or $729,000) and a portion in the form of a forgiveable loan (€1,427,000 or 1,558,000). The funding will be paid in four installments: the first tranche at the contract signature date, the second, the third and the fourth installments after milestones defined in the contract.The grant will be recognized as a reduction of research and development expense when corresponding expense is incurred. The forgiveable loan advance will be repaid, except if the project is in commercial failure, from July 1st, 2019 to July 1st, 2023 and bears interests at a 1.17% fixed contractual rate. The difference between the amount of grant received and the present value amounted to a reduction of $30,000 in the debt carrying value, such difference to be amortized over the contract period.In the event of commercial success, defined as sales in excess of €3 million ($3.3 million) of the product developed under this program, then the Company shall pay for 4 consecutive years after the date of the termination of the refund 13% of the revenues generated by the sales of the products or services (up to a maximum of €600,000 or $655,000 over a period of 10 years).
In 2014, the Company received €2,092,000 ($2,651,000) as grant and €968,000 ($1,227,000) as forgivable loan. No funds were received from this project in 2015. In 2016, the Company received for the two foregoing projects €342,000 ($379,000) as grant and €594,000 ($642,000) as forgivable loan.
The market rate of interest applied in 2016, 2015 and 2014 was 2.30%. Accrued interest of $83,000 was recorded as of December 31, 2016 ($46,000 as of December 2015 and $6,000 as of December 31, 2014).
15.3. Government loans
In September 2015, the Company received two loans from BPI France for a total amount of €2,000,000 ($2,228,000). One loan of €1,000,000 bears interest at 5.24% per year, paid quarterly; the second loan of €1,000,000 is interest-free. The interest-free loan has been revalued using the 5.24% interest rate payable on the other loan. Both loans have seven year terms with the principal being amortized on a quarterly basis beginning in June 2017.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

16. Provisions

	Post- employment benefits	Others	Total	Current	Non-current
	(in thousands)
At January 1, 2014	$460	$583	$1,043	$583	$460
Arising (released) during the year	433	842	1,275	—	—
Released (used) during the year	—	(201)	(201)	—	—
Released (unused) during the year	—	(341)	(341)	—	—
At December 31, 2014	893	883	1,776	548	1,228
Arising (released) during the year	(165)	670	505	—	—
Released (used) during the year	—	(467)	(467)	—	—
Released (unused) during the year	—	(101)	(101)	—	—
At December 31, 2015	728	985	1,713	317	1,396
Arising (released) during the year	(29)	75	46	—	—
Released (used) during the year	(11)	(269)	(280)	—	—
Released (unused) during the year	—	(127)	(127)	—	—
At December 31, 2016	$688	$664	$1,352	$46	$1,306
The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees. The comprehensive income of the year includes $ 121,000 of actuarial gain (actuarial loss of $215,000 in 2015 and actuarial gain of $425,000 in 2014). One employee has retired during the year ended December 31, 2016. No employee retired in 2015 or 2014.
The main assumptions used in the calculation are the following:

	2014	2015	2016
Discount rate	1.49%	2.03%	1.31%
Salary increase	3%	3%	Between 1.5% and 3.5%
Retirement age	60-62. years	60-62 years	60-62 years
Turnover: depending on the seniority	3.32%, nil as from 64 year old	3.32%, nil as from 64 year old	4.35%, nil as from 64 year old

In May 2015, the Company was notified by the United Kingdom tax authorities of inquiries regarding the calculation method used in 2014 UK research tax credit. As described in Note 4.4 to the Consolidated Financial Statements, in the year ended December 31, 2015, the Company recorded a provision for risk related to the UK tax credit in the amount of £170,000 ($252,000). In May 2016, the review was finalized and the assessment was not significant different from the amount accrued. In 2014, the Company canceled a final shipment of components from a supplier and was invoiced a contractual penalty of $507,000. The Company had recorded the full amount as a provision, which has been recorded in G&A expense. In the year ended December 31, 2015, the supplier and the Company came to an agreement to reduce this penalty to $402,000 and the amount was paid during 2015.
At December 31, 2014, 2015 and 2016, “Other provisions” include primarily estimated royalty payments assessed on sales of modules to holders of patents which may be deemed as essential under the requirements of the LTE standard. The royalty provision is based on management’s judgment, taking into consideration the various articles, reports, industry discussions on the subject which were available, and is recorded in the cost of product revenue. The Company’s modules are considered as final products incorporating the full LTE function, and therefore may have royalties assessed on their sale; no royalties are accrued on the sales of chips as the full LTE functionality is not included in the chip. In the year ended December 31, 2016, the Company revised the estimated royalty provision and reduced provisions from 2014 and 2015 by a total of $127,000.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

17. Other non-current liabilities

	At December 31,
	2014	2015	2016
	(in thousands)
Payables	$—	$3,257	—
Deferred tax	2	10	22
Total other non-current liabilities	$2	$3,267	$22
Deferred revenue	$—	$1,940	$1,940
In the year ended December 31, 2015, the Company signed a contract with a supplier for a total amount of €5,000,000 ($5,368,000), to be paid in three installments in 2016 and 2017. The total debt has been recorded for $4,744,000 corresponding to the discounted value calculated with an interest rate of 8.34% of which $3,257,000 was recorded as non-current liabilities and $1,487,000 as trade payables in 2015. At December 31, 2016, the liability was recorded in trade payables.
The first installment of €1,500,000 was due on December 31, 2016, the two others during the year ended 2017. At December 31, 2015, the amount of $3,257,000 related to the discounted value of the 2017 payments has been recorded as non-current liabilities. At December 31, 2016, the liability was recorded in trade payables.
In December 2015, the Company entered into a contract with a customer for certain development services which resulted in the recognition of deferred revenues for $1,940,000. As revenues are expected to be recognized subsequent to December 31, 2017, these deferred revenues are presented as non–current liabilities as of December 31, 2016 and 2015 (reclassification from prior year to conform to the presentation as of December 2016).
18. Trade payables and other current liabilities

	At December 31,
	2014	2015	2016
	(in thousands)
Trade payables	$11,231	$9,498	$18,358
Other current liabilities:
Employees and social debts	3,329	3,254	3,283
Others	688	1,350	1,132
Total other current liabilities	$4,017	$4,604	$4,415
Deferred revenue	$314	$1,222	$335
Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are generally settled on 30-day terms.

•	Other payables, primarily accrued compensation and related social charges, are non-interest bearing.
In 2015 and 2016, trade payables included the current part of a supplier debt recorded at the discounted value and amounted to $1,487,000 and $5,061,000, respectively (see note 17).
In 2014 and 2015, deferred revenue is related to maintenance revenue, recognized over the 12-month maintenance period. In 2015, in addition to deferred maintenance revenue, the Company recognized deferred revenue related to development services agreements.. At December 31, 2015, deferred development services revenue totaled $978,000, which was expected to be recognized during the year ending December 31, 2016.

19. Information about financial instruments
19.1. Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2014	2015	2016	2014	2015	2016
	(in thousands)
Financial assets:
Trade and other receivables
Trade receivables	$7,749	$16,497	$15,285	$7,749	$16,497	$15,285
Loans and other receivables
Deposits	320	345	332	320	345	332
Available for sale instruments
Long-term investments	597	321	310	597	321	310
Cash, cash equivalents and short-term investments	12,489	8,681	20,547	12,489	8,681	20,547
Total financial assets	$21,155	$25,844	$36,474	$21,155	$25,844	$36,474
Total current	$20,238	$25,178	$35,832	$20,238	$25,178	$35,832
Total non-current	$917	$666	$642	$917	$666	$642
Financial liabilities:
Interest-bearing loans and borrowings:
Finance lease liability	211	12	—	211	12	—
Interest-bearing receivables financing	2,133	6,472	7,712	2,133	6,472	7,712
Convertible debt and accrued expenses	—	8,984	16,338	—	8,984	16,115
Government loans	—	1,851	1,852	—	1,851	1,852
Research project financing	3,653	2,947	3,306	3,653	2,947	3,306
Trade and other payables (current and non current)	11,231	12,755	18,358	11,231	12,755	18,358
Financial instruments at fair value through other comprehensive income:
Cash flow hedges	133	39	150	133	39	150
Financial instruments at fair value through profit and loss:
Convertible debt embedded derivative	—	6,091	—	—	6,091	—
Total financial liabilities	$17,361	$39,151	$47,716	$17,361	$39,151	$47,493
Total current	$13,699	$22,112	$26,431	$13,699	$22,112	$26,431
Total non-current	$3,662	$17,039	$21,062	$3,662	$17,039	$21,062
The carrying values of current financial instruments (cash and cash equivalents, short-term investments, trade receivables and trade and other payables, and interest-bearing receivables financing) approximate their fair values, due to their short-term nature.
Available for sale long-term investments are primarily related to:

•
a bank guarantee secured by pledges of investments in money market funds issued in favor of the owners of leased office space to secure annual lease payments by the Company for its office space in Colombes;

•	bank credit lines used in connection with the purchase of hedging instruments and finance lease, also secured by pledged money market funds.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

New government loans received from the financial agency of the French government were recorded as financial instruments in compliance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.
The convertible debts are compound financial instruments. The fair value of the embedded derivative convertible debt was recalculated at the end of each reporting period until the related conversion prices were fixed. At December 31, 2016, as the conversion prices of both convertible debt issues had been fixed during the year, there was no longer any embedded derivative.
Fair Value Hierarchy
The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data
As at December 31, 2014, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2014	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$597	—	$597	—
Liabilities measured at fair value

	At December 31,
	2014	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	$(133)	—	$(133)	—
As at December 31, 2015, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2015	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$321	—	$321	—

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Liabilities measured at fair value

	At December 31,
	2015	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	$(39)	—	$(39)	—
Financial instruments at fair value through profit and loss:
Convertible debt embedded derivative	$(6,091)		$(6,091)
As at December 31, 2016, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2016	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$310	—	$310	—
Liabilities measured at fair value

	At December 31,
	2016	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	$(150)	—	$(150)	—
19.2. Financial instruments at fair value
The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.
The following tables present fair values of derivative financial instruments at December 31, 2014, 2015 and 2016.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	At December 31, 2014
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy U.S dollars, sell euros)	€3,000	$(116)
Options (buy euros, sell U.S. dollars)	1,500	(17)
Total	€4,500	$(133)

	At December 31, 2015
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€2,300	$(38)
Options (buy euros, sell U.S. dollars)	2,500	(1)
Total	€4,800	$(39)

	At December 31, 2016
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€5,750	$(142)
Options (buy euros, sell U.S. dollars)	1,500	(8)
Total	€7,250	$(150)
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
During the year ended December 31, 2016, the Company recorded a loss of $91,000 (gain of $78,000 and loss of $114,000 for the years ended December 31, 2015 and 2014, respectively) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges. During the year ended December 31, 2016, the amount transferred from other comprehensive income to Consolidated Statement of Operations was a loss of $44,000 (loss of $309,000 during the year ended December 31, 2015). During the year ended December 31, 2014, there was no amount transferred from other comprehensive income to Consolidated Statement of Operations.
During the year ended December 31, 2015, the Company recognized a net loss of $6,000 (gain of $3,000 for the year ended December 31, 2014) related to the ineffective position of its hedging instrument. There was no ineffective portion of hedging instrument in the year ended December 31, 2016.
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

•
Available for sale long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $597,000, $321,000 and $310,000 at December 31, 2014, 2015 and 2016, respectively.

•
Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that the Company would pay or receive to settle the related agreements, by reference to published exchange rates.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

19.3. Financial risk management objectives and policies
The Company’s principal financial liabilities comprise trade payables (current and non-current), interest-bearing receivables financing, government loans and convertible debt. The Company has various financial assets such as trade receivables and cash and cash equivalents, which arise directly from its operations, as well as from capital increases.
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
Nearly 100% of total revenues and approximately 88% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. Approximately 54% of operating expense is denominated in euros. The Company seeks to mitigate the effect of its structural currency exposure by raising capital in euros sufficient to cover euro-based operating expenses. The Company has not used the possibility offered by paragraph 72 of IAS 39 Financial Instruments: Recognition and Measurement to designate non-derivative financial assets (cash and cash equivalents plus trade accounts receivables less trade accounts payable, denominated in euro) as a hedging instrument for a hedge of a foreign currency risk (US dollar versus euro fluctuations) corresponding to structural cost related future cash outflows. (See Note 19.2 regarding the hedging arrangement in progress as of December 31, 2016).
If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, the Company estimates the impact, in absolute terms, on operating expenses for the year ended December 31, 2016 would have been approximately $2.2 million.
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
The following table summarizes customers representing a significant portion of the Compagny’s total revenue:

Customer	Customer Location	% of total revenues for the year ended December 31,			Accounts receivables at December 31,
		2016	2015	2014	2016	2015	2014
A	Taiwan	29%	—	—	$4,870,327	$—	—
B	China	15%	14%	39%	$(100,000)	$1,167,000	2,552,000
C	China	Less than 10%	27%	Less than 10%	$(3,191)	$3,102,000	$758,000
D	Taiwan	—	16%	12%	—	$2,222,000	$1,353,000
E	China	—	Less than 10%	25%	$—	$—	$1,308,000
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

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
	(in thousands)
At December 31, 2014
Research project financing	$1,630	$—	$—	$368	$719	$936	$3,653
Interest-bearing receivables financing	2,133	—	—	—	—	—	2,133
Finance lease	202	9	—	—	—	—	211
Trade payables	11,231	—	—	—	—	—	11,231
Other financial liabilities	4,017	—	—	—	—	—	4,017
	$19,213	$9	$—	$368	$719	$936	$21,245
At December 31, 2015
Research project financing	$1,132	$—	$330	$645	$840	$—	$2,947
Interest-bearing receivables financing	6,472	—	—	—	—	—	6,472
Government loans	—	93	370	370	370	648	1,851
Convertible debt and accrued expenses	—	—	8,984	—	—	—	8,984
Finance lease	39	—	—	—	—	—	39
Trade payables	9,498	3,257	—	—	—	—	12,755
Other financial liabilities	4,604	—	—	—	—	—	4,604
	$21,745	$3,350	$9,684	$1,015	$1,210	$648	$37,652
At December 31, 2016
Research project financing	$1,376	$631	$742	$425	$19	$30	$3,223
Interest-bearing receivables financing	7,712						7,712
Government loans	167	376	373	370	368	198	1,852
Convertible debt and accrued expenses	—	—	16,338	—	—	—	16,338
Trade payables	18,358	—	—	—	—	—	18,358
Other financial liabilities	4,415	—	—	—	—	—	4,415
	$32,028	$1,007	$17,453	$795	$387	$228	$51,898
Company’s liquidity risk for the next 12 months is described in note 2.1.
Capital management
The primary objective of the Company’s capital management is to continue to execute according to its business plans and budgets in order to achieve profitability and positive cash flow, and to maximize shareholder value.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

20. Commitments and contingencies
Contingencies
From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business.
Management is not aware of any legal proceedings that, if concluded unfavorably, would have a significant impact of financial position or cash flows.
In May 2015, the United Kingdom tax authorities made inquiries regarding the calculation method used in 2014 UK research tax credit and discussions with the authorities are ongoing . The Company disagreed with tax authorities position and intended to defend its position. As described in Note 16, the Company recorded a provision for risk of £170,000 ($252,000) related to the 2014 tax credit at December 31, 2015 and opted to calculate the 2015 tax credit using a less favorable regime pending outcome of the inquiry. The UK tax authorities completed their review in 2016 and the final assessment did not differ significantly from the provision recorded.
Bank guarantee
A bank guarantee was issued in favor of the owners of new leased office space in France, in order to secure six months of lease payments, for an amount of $310,000 as of December 31, 2016. This guarantee was secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee. The total value of investments secured to cover this bank guarantee was $310,000 at December 31, 2016.
Operating leases
The Company has long-term operating leases for office rental. Future minimum undiscounted lease payments under long-term operating leases are as follows:

	December 31,
	2014	2015	2016
	(in thousands)
Within one year	$720	$909	$879
After one year but not more than five years	2,898	2,358	1,932
More than five years	238	—	—
Total minimum lease payments	$3,856	$3,267	$2,811
Total operating lease expense for the year ended December 31, 2016 was $1,440,000 (2015;$1,370,000; 2014: $1,750,000).
Purchase commitments
December 31, 2016, the Company had $4.4 million of non-cancelable purchase commitments with its third-party manufacturer and suppliers for future deliveries of equipment and components, principally during the first half of 2017.
21. Related party disclosures
There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions. There is one investor who owns in excess of 10% of the share capital of the Company: BPI France Participation – Fonds Large Venture. BPI provided funding to a consortium which includes the Company in the context of a long-term research project (See Note 15.2 Research project financing) and in loans (See Note 19.3 Government loans).
On December 11, 2014, the Board of Directors approved a consulting agreement with Alok Sharma, member of the board of directors, for services in business development and strategy. This agreement was renewed in 2015 and 2016, and expired in July 2016. During the years ended December 21, 2015 and 2016, Mr Sharma earned fees totaling $155,000 and $108,000, respectively, under this contract. No consulting fees were paid or accrued during the year ended December 31, 2014.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

In April 2015 we completed the sale of a $12 million convertible note, and in April 2016 the sale of a $7.1 million convertible note, to an affiliate of Nokomis Capital, L.L.C., an investor who owns in excess of 5% of the share capital of the Company, in private placement transactions (See Note 14.1 Convertible debt).
No other transactions have been entered into with these or any other related parties in 2014, 2015 and 2016, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.
Compensation of key management personnel

	Year ended December 31,
	2014	2015	2016
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$2,237	$2,112	$1,896
Share-based payment expense for the year	591	380	490
Board members fees to non-executive members	186	196	188
Total compensation expense for key management personnel	$3,014	$2,688	$2,574
Key management personnel comprises the chief executive officer and all executive vice presidents reporting directly to him.
The employment agreement with the chief executive officer calls for the payment of a termination indemnity of an amount equal to one year of his gross annual base remuneration and bonus in the event of his dismissal by the Board of Directors of the Company.
In 2014 through 2016, the Company had in place a consulting agreement with a non-executive board member as described above.
Directors’ interests in an employee share incentive plan
The Company granted warrants to certain members of the Board of Directors during the years ended December 31, 2014, 2015 and 2016:
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
- On June 28, 2016, the shareholders authorized the Board of Directors to grant to Messrs. de Pesquidoux, Maitre, Pitteloud, Sharma and Slonimsky 20,000 warrants each and to Mr Nottenburg 40,000 warrants. On June 29, 2016, the Board used this authorization to make such grants with an exercise price of $1.86 per ordinary share.
The board members were required to subscribe to the warrants at a price of €0.01 per warrant, as required by French law. There is no subscription required for founders warrants.
Share-based payment expense incurred in connection with these transactions amounted to $35,000 in the year ended December 31, 2016 (2015: $48,000 ; 2014: $51,000).
22. Events after the reporting date
In its meeting of February 7, 2017, the Board of Directors granted 86,250 restricted share awards.