Form 20-F
period 2017-12-31
SEQUANS COMMUNICATIONS
filed 2018-04-12
CIK 1383395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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
Georges Karam
Chairman and Chief Executive Officer
Sequans Communications S.A.
15-55 Boulevard Charles de Gaulle
92700 Colombes, France
Telephone: +33 1 70 72 16 00
Facsimile: +33 1 70 72 16 09
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value €0.02 per share	New York Stock Exchange
Ordinary shares, nominal value €0.02 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary shares, nominal value €0.02 per share: 80,024,707 as of December 31, 2017
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes   ☑  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
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
 FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017
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
Reference to “the Shares” are references to Sequans Communications’ Ordinary Shares, nominal value €0.02 per share, and references to “the ADSs” are to Sequans Communications’ American Depositary Shares (each representing one Ordinary Share), which are evidenced by American Depositary Receipts (ADRs).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, those concerning the following:

•	forecasts and trends in the markets in which we compete and in which our products are sold, including statements regarding the LTE markets and the expansion of the Internet of Things market;

•	our expectations regarding our expenses, sales and operations;

•	our expectations regarding our operating results;

•	our expectations regarding our customer concentration;

•	trends and challenges in the markets in which we operate, including average selling price reductions, cyclicality in the wireless communications industry and transitions to new process technologies;

•	our ability to anticipate the future market demands and future needs of our customers;

•	or ability to keep pace with and anticipate evolving industry standards, including 5G;

•	our ability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect;

•	our plans for future products and enhancements of existing products;

•	anticipated features and benefits of our current and future products;

•	the sources of future demand for our products;

•	our growth strategy elements and our growth rate;

•	our ability to enter into strategic alliances or partnerships;

•	our ability to develop or acquire complementary technologies or partner with others to bring to market solutions that integrate enhanced functionalities;

•	our ability to protect and defend our intellectual property against potential third party intellectual property infringement claims;

•	our ability to defend successfully against securities class-action litigation;

•	general economic conditions in our domestic and international markets; and

•	our future cash needs and our estimates regarding our capital requirements and our need for additional financing.
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods. The consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017, the consolidated statements of financial position data at December 31, 2015, 2016 and 2017, and the consolidated statements of cash flow data for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited Consolidated Financial Statements included elsewhere in this annual report. The consolidated statement of operations data for the years ended December 31, 2013 and 2014, consolidated statement of financial position data at December 31, 2013 and 2014, and the consolidated statement of cash flow data for the year ended December 31, 2013 and 2014, have been derived from our audited Consolidated Financial Statements not included in this annual report.

Our financial statements included in this annual report were prepared in U.S. dollars in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

	Years ended December 31,
	2013	2014	2015	2016	2017
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product revenue	$10,708	$19,836	$24,669	$34,581	$37,353
Other revenue	3,004	2,766	7,863	10,998	10,910
Total revenue	13,712	22,602	32,532	45,579	48,263
Cost of revenue(1):
Cost of product revenue	8,616	15,435	17,970	22,574	24,725
Cost of other revenue	205	346	1,481	3,022	2,397
Total cost of revenue	8,821	15,781	19,451	25,596	27,122
Gross profit	4,891	6,821	13,081	19,983	21,141
% of revenue	36%	30%	40%	44%	44%
Operating expenses(1):
Research and development	28,357	28,634	25,305	26,334	25,202
Sales and marketing	4,449	5,278	5,985	7,126	8,785
General and administrative	7,528	6,969	5,428	6,267	6,679
Total operating expenses	40,334	40,881	36,718	39,727	40,666
Operating income (loss)	(35,443)	(34,060)	(23,637)	(19,744)	(19,525)
Financial income (expense)	(1)	98	(3,448)	(4,759)	(6,335)
Profit (Loss) before income taxes	(35,444)	(33,962)	(27,085)	(24,503)	(25,860)
Income tax expense (benefit)	142	162	317	284	300
Profit (Loss)	$(35,586)	$(34,124)	$(27,402)	$(24,787)	$(26,160)
Basic earnings (loss) per share	$(0.78)	$(0.58)	$(0.46)	$(0.39)	$(0.34)
Diluted earnings (loss) per share	$(0.78)	$(0.58)	$(0.46)	$(0.39)	$(0.34)
Number of shares used for computing:
Basic	45,456	59,142	59,145	63,805	77,668
Diluted	45,456	59,142	59,145	63,805	77,668

	At December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash, cash equivalents and short-term deposit	$37,244	$12,489	$8,681	$20,547	$3,295
Total current assets	60,658	36,315	35,819	50,069	39,747
Total assets	73,528	49,415	48,856	65,077	57,056
Current and non-current loans and borrowings	—	5,846	26,482	29,310	30,655
Total current liabilities	13,258	19,048	29,132	31,467	27,938
Total equity	58,929	25,115	(1,248)	8,860	4,148

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Consolidated Statements of Cash Flow Data:
Net cash flow used in operating activities	$(24,345)	$(24,406)	$(16,401)	$(15,589)	$(28,626)
Net cash flow used in investing activities	(3,956)	(5,625)	(5,345)	(5,270)	(6,477)
Net cash flow from financing activities	36,791	5,121	17,710	32,778	17,838
Net foreign exchange difference	3	(5)	(5)	(5)	11
Cash and cash equivalents at January 1	28,751	37,244	12,329	8,288	20,202
Cash and cash equivalents at December 31	37,244	12,329	8,288	20,202	2,948
(1)    Includes share-based compensation as follows:

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Cost of revenue	$112	$47	$17	$11	$7
Operating expenses	2,052	1,230	850	1,111	1,631
Share-based compensation	$2,164	$1,277	$867	$1,122	$1,638

Exchange Rate Information
In this annual report, for convenience only, we have translated the euro amounts reflected in our financial statements as of and for the year ended December 31, 2017 into U.S. dollars at the rate of €1.00 = $1.2022, the noon buying rate for euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on December 29, 2017. You should not assume that, on that or on any other date, one could have converted these amounts of euros into U.S. dollars at that or any other exchange rate.
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

	Year ended December 31,
	2013	2014	2015	2016	2017
High	1.3816	1.3927	1.2015	1.1516	1.2041
Low	1.2774	1.2101	1.0524	1.0375	1.0416
Period End	1.3779	1.2101	1.0859	1.0552	1.2022
Average Rate	1.3281	1.3297	1.1096	1.1072	1.1301
The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. Dollars and the exchange rate at the end of the month based on the noon buying rate as described above. The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

		Last Six Months
	October	November	December	January	February	March
High	1.1847	1.1936	1.2022	1.2488	1.2482	1.2440
Low	1.1580	1.1577	1.1725	1.1922	1.2211	1.2216
End of Month	1.1648	1.1898	1.2022	1.2428	1.2211	1.2320
On April 6, 2018, the noon buying rate for euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, was €1.00 = $1.2274.
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
We were established in 2003 and began operations in 2004, and have incurred losses on an annual basis since inception. We experienced net losses of $27.4 million, $24.8 million and $26.2 million in 2015, 2016 and 2017, respectively. At December 31, 2017, our accumulated deficit was $235.7 million. We expect to continue to incur significant expense related to the development of our LTE products and expansion of our business, including research and development and sales and administrative expenses. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. If we do not, we may not be able to achieve or maintain profitability, and we may continue to incur significant losses in the future.
Our industry is subject to rapid technological change that could result in decreased demand for our products and those of our customers or result in new specifications or requirements on our products, each of which could negatively affect our revenues, margins and operating results.
The markets in which we and our customers compete or plan to compete are characterized by rapidly changing technologies and industry standards and technological obsolescence. Our ability to compete successfully depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in any of our target markets could harm our competitive position within these markets. In addition, such shifts can cause a significant decrease in our revenues and adversely affect our operating results. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenue and a loss of design wins. The development of new technologies and products generally requires substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new technologies and products, including our LTE and 5G products, and it is possible that our development efforts will not be successful and that our new technologies and products will not be accepted by customers or result in meaningful revenue. If the semiconductor solutions we develop fail to meet market or customer requirements or do not achieve market acceptance, our operating results and competitive position would suffer.
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
Our semiconductor solutions support only 4G protocols. As a result, our LTE strategy focuses primarily on selling into the LTE-only device market. The growth rate and size of the market for LTE-only devices is dependent on a number of factors, including the degree of geographic and population coverage by LTE networks. If this coverage does not continue to materialize as quickly as we expect, if fewer LTE carriers than we expect offer comprehensive LTE coverage in their geographic operating areas, or if these LTE carriers require support for 2G or 3G protocols in a larger proportion of their overall device portfolio than we expect, then demand for LTE-only semiconductor solutions like ours would be lower and our results of operations would be harmed.
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
We depend on the commercial deployment of 4G wireless communications equipment, products and services to grow our business, and our business may be harmed if wireless carriers delay or are unsuccessful in the commercial deployment of 4G technology or the adoption of Cat M and NB-1 standards, or if they deploy technologies that are not supported by our solutions.
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

Participating in the module business could create a perception among our customers that we are competing with them if they are also in the module business, which could impair our chipset business prospects with such customers. The module can be considered an end product with full LTE functionality; therefore, there is market pressure from manufacturers of products not normally incorporating a communication function for us to sell the module with essential IP indemnification. We generally negotiate license agreements for the module in order to offer standard indemnification to our manufacturing partners, but there can be no assurance that we will be successful in obtaining licenses on acceptable terms.
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
While we have our key engineering competencies in-house, primarily in France, the United Kingdom and the United States, we outsource some software development and testing activities to an independent third-party provider of engineering services. We work with a dedicated team of 35 software engineers based in Kiev, Ukraine. As a result of the decision of the Russian government to annex the Crimea region of Ukraine, the United States and the European Community have imposed economic sanctions on Russia. If Ukraine experiences further political instability, these engineers may be unable to work for a sustained period of time, which could adversely impact our research and development operations. We also have our own electronic equipment physically in place in Kiev which could be at risk in the event of violence in the region. We have developed a contingency plan to trigger if the engineers in Kiev are unable to continue working on their projects for us, but if our contingency plan is not effective, we could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on our revenues.
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

Our top ten customers accounted for 92%, 86% and 78% of our total revenue in 2015, 2016 and 2017, respectively. The following table summarizes customers representing a significant portion of total revenue:

Customer	% of total revenues for the year ended December 31,			% of our accounts receivable at December 31,
	2015	2016	2017	2017
Comtech	—	29%	17%	26%
ATM	—	Less than 10%	16%	19%
Gemtek	14%	15%	Less than 10%	1%
Customer A (Taiwan-based)	27%	Less than 10%	—	—
AIT	16%	—	—	—
Comtech is a distributor who serves multiple customers in China and Taiwan. We expect that some of these customers, particularly those above 10% during 2017, could each continue to represent at least 10% of our revenue in 2018 as the market for single-mode LTE devices is in its early stages and still concentrated in a relatively small number of device makers. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.
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

Furthermore, to remain competitive and manage future expansion and growth, we must carry out extensive research and development, which requires significant capital investment. During periods of economic or market slow-down, we must also effectively manage our expenses to preserve our ability to carry out such research and development. With our initial success in introducing new LTE products and gaining design wins during 2015, we increased our investment in research and development in 2016, as well as sales and marketing, general and administrative and other functions to support the growth of our business and maintained them at about the same level in 2017. As our customer base broadens and as our customers launch products on more operators worldwide, we expect that operating expenses will increase somewhat in 2018. We are likely to incur these costs earlier than some of the anticipated benefits and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results.
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
We are subject to risks inherent in our international operations.
Our international revenues account for a substantial majority of our total revenues. As a result, we must provide significant service and support globally. We intend to maintain or expand our international operations and expect to incur costs doing so. We cannot assure you that we will be able to recover our investments in international markets. Our results of operations could be adversely affected by a variety of factors, including:

•	the longer payment cycles associated with many foreign customers;

•	the typically longer periods from placement of orders to revenue recognition in certain international and emerging markets;

•	currency fluctuations;

•	the difficulties in interpreting or enforcing our agreements and collecting receivables through many foreign countries’ legal systems;

•	unstable regional political and economic conditions or changes in restrictions on trade among countries;

•	changes in the political, regulatory, safety or economic conditions in a country or region;

•	the imposition by governments of additional taxes, tariffs, global economic sanctions programs or other restrictions on foreign trade;

•
any inability to comply with export or import laws and requirements or any violation of sanctions regulations, which may result in enforcement actions, civil or criminal penalties and restrictions on exports;

•	any increase in the cost of trade compliance functions to comply with changes to regulatory requirements; and

•	the possibility that it may be more difficult to protect our intellectual property in foreign countries.

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
We design our semiconductor solutions to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc. (IEEE), the 3rd Generation Partnership Project (3GPP) and Open Mobile Alliance (OMA). We also depend on industry groups such as the Global Certification Forum (GCF) and the PTS Type Certification Review Board (PTCRB) to help certify and maintain certification of our semiconductor solutions. If our customers adopt new or competing industry standards that are not compatible with our semiconductor solutions, if industry groups fail to adopt standards compatible with our semiconductor solutions or if our customers are requiring chip certifications that we did not design our products for, our existing semiconductor solutions would become less desirable to our customers and our sales would suffer. The emergence of markets for our products is affected by a variety of factors beyond our control. In particular, our semiconductor solutions are designed to conform to current specific industry standards. Competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new semiconductor solutions. For example, as we expand into the Internet of Things market, we expect to face additional competition from companies such as SIGFOX or others using LoRa Wireless RF technology, a long range, low power consumption and data transmission protocol for Internet of Things devices. Wireless carriers have started testing 5G technology, the next phase of mobile telecommunications standards, which is expected to be introduced to the market by 2020. If we are unable to successfully develop or commercialize products for the 5G standard, our semiconductor solutions could become obsolete, which would cause our sales and financial results to suffer. Governments and foreign regulators may adopt standards that are incompatible with our semiconductor solutions, favor alternative technologies or adopt stringent regulations that would impair or make commercially unviable the deployment of our semiconductor solutions. In addition, existing standards may be challenged as infringing upon the intellectual property rights of other companies or may become obsolete.
We outsource our assembly, testing, warehousing and shipping operations to third parties, and if these parties fail to produce and deliver our products in a timely manner and in accordance with our specifications, our reputation, customer relationships and operating results could suffer.
We rely on third parties for the assembly, testing, warehousing and shipping of our products. We rely on United Test and Assembly Center Ltd., or UTAC; Siliconware Precision Industries Limited, or SPIL; StatschipPac Limited, or SPC; and other third-party assembly and test subcontractors for assembly and testing chipsets. We rely on Universal Scientific Industrial (Shanghai) Ltd., or USI, for manufacturing of our modules. We further rely on a single company for logistics and storage. We depend on these parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. We are unable to maintain the same level of oversight and control of these outsourced operations as we would if we were to conduct them internally.
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
If coastal flooding, a large earthquake, volcanic eruption or other natural disaster were to directly damage, destroy or disrupt TSMC’s manufacturing facilities or the facilities of our test and assembly contractors, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. For example, substantially all of our semiconductor solutions are manufactured and assembled by third-party contractors located in Taiwan and Singapore. The risk of an earthquake or tsunami in Taiwan or Singapore, such as the major earthquakes that occurred in Taiwan in December 2006 and February 2016, and elsewhere in the Pacific Rim region is significant due to the proximity of major earthquake fault lines to the facilities of our foundry vendor and assembly and test subcontractors. Even if these facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. Although our third-party contractors did not suffer any significant damage as a result of the most recent earthquakes, the February 2016 earthquake caused shipment delays in the first and second quarter of 2016, and the occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry vendor or assembly and test capacity. For instance, the recent earthquake and tsunami in Japan, though it did not directly cause damage to any of our third-party contractors, may impair the ability of such contractors to procure components from vendors in Japan, and alternative suppliers may not be available in a timely manner or at all, and may impair the ability of our customers to procure components other than ours that are necessary to their production process, which in turn could result in a slowing of their production and consequently of purchases of our products. Any disruption resulting from such events could cause significant delays in the production or shipment of our semiconductor solutions as well as significant increases in our transportation costs until we are able to shift our manufacturing, assembling or testing from an affected contractor to an alternative vendor.
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
From time to time, we are subject to tax audits that could result in tax assessments and potential penalties, particularly with respect to claimed research tax credits due to the judgment involved in determining which projects meet the tax code’s criteria for innovation and fundamental research. For example, in May 2015, we received notification from the United Kingdom tax authorities that they made inquiries regarding the calculation method used in our 2014 UK research tax credit. We disagreed with the tax authorities’ position and defended our position, but ultimately the tax authorities' position prevailed and we settled the matter in 2016 for approximately the amount of the provision recorded in 2015: £170,000 ($252,000). Our actual costs for any disputes in the future may be materially different from the provisions recorded if we are not successful in our appeal of any assessment, which could have a material adverse effect on our business.
Regulations related to “conflict minerals” may force us to incur additional expenses, may result in damage to our business reputation and may adversely impact our ability to conduct our business.
In August 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted requirements for companies that use certain minerals and derivative metals (referred to as “conflict minerals,” regardless of their actual country of origin) in their products. Some of these metals are commonly used in electronic equipment and devices, including our products. Depending on various circumstances, these requirements require companies to investigate, disclose and report whether or not such metals originated from the Democratic Republic of Congo or adjoining countries. We have an extremely complex supply chain, with numerous suppliers (many of whom are not obligated by the law to investigate their own supply chains) for the components and parts used in each of our products. As a result, we may incur significant costs to comply with the diligence and disclosure requirements, including costs related to determining the source of any of the relevant metals used in our products. In addition, because our supply chain is so complex, we may not be able to sufficiently verify the origin of all the relevant metals used in our products through the due diligence procedures that we implement, which may harm our business reputation. We may also face difficulties in satisfying customers if they require that we prove or certify that our products are “conflict free.” Key components and parts that can be shown to be “conflict free” may not be available to us in sufficient quantity, or at all, or may only be available at significantly higher cost to us. If we are not able to meet customer requirements, customers may choose to disqualify us as a supplier. Any of these outcomes could adversely impact our business, financial condition or results of operations.
Fluctuations in foreign exchange rates may harm our financial results.
Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling, the Chinese yuan and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, as measured using the Company's 2017 weighted average exchange rate of one euro = $1.1185, we estimate the impact, in absolute terms, on operating expenses for the year ended December 31, 2017 would have been $2.3 million.
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
Factors that may cause our operating results to fluctuate include:

•	reductions in orders or cancellations by our customers;

•	changes in the size, growth or growth prospects of the LTE and Internet of Things markets;

•	changes in the competitive dynamics of our market, including new entrants or pricing pressures, and our ability to compete in the LTE and Internet of Things markets;

•	timing and success of commercial deployments of and upgrades to 4G wireless networks;

•	timely availability, at a reasonable cost, of adequate manufacturing capacity with the sole foundry that manufactures our products;

•	our ability to successfully define, design and release new products in a timely manner that meet our customers’ needs;

•	timing and growth rate of revenues from the LTE and Internet of Things markets;

•	changes in manufacturing costs, including wafer, test and assembly costs, mask costs and manufacturing yields;

•	the timing of product announcements by competitors or us;

•	costs associated with litigation, especially related to intellectual property or securities class actions;

•	costs associated with any violation of the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act, or other similar foreign laws; and

•
impairment of our ability to transact business in the European Union and uncertainty as to national laws and regulations, including intellectual property rights, following the United Kingdom’s vote to leave the European Union.

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
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of the ADSs has fluctuated substantially and is likely to fluctuate in the future, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. While we do not believe we were a PFIC for 2017, there is no assurance that we will not be a PFIC in 2018 or later years. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, having interest charges apply to distributions by us and the proceeds of ADS sales and additional reporting requirements. We do not expect to provide to U.S. holders the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Item 10.E—Taxation—Material United States Federal Income Tax Consequences.”
Recent U.S. tax legislation could adversely affect us and our shareholders.
In December 2017, the United States enacted comprehensive tax legislation that, among other things, reduces the maximum corporate federal income tax rate from 35% to 21% and is generally intended to cause U.S. corporations to be more competitive with corporations in other countries. The legislation also reduces the maximum federal income tax rate for non-corporate taxpayers from 39.6% to 37%. Despite the reduction in maximum tax rates, various aspects of the tax legislation could have an adverse impact on us and our shareholders.

We are subject to legal actions that could distract our management and increases costs, which may adversely affect our financial condition or our reputation.
In August 2017, two securities class action lawsuits were filed, which were consolidated into a single lawsuit in September 2017, alleging violations of the U.S. federal securities laws by us, our President and CEO, and our Chief Financial Officer. The plaintiffs asserted claims primarily based on purported misrepresentations regarding Sequans’ revenue recognition policy in its Annual Reports on Form 20-F for the fiscal years ended 2015 and 2016. We intend to vigorously defend against this lawsuit. At this time, we are unable to estimate the ultimate outcome of this legal matter and its impact on us. However, an unfavorable outcome in any lawsuit or proceeding could have an adverse impact on our business, financial condition and results of operations. Further, if our stock price is volatile, we may become involved in further litigation. Any current or future litigation, regardless of its merits, could result in substantial costs and a diversion of our management’s attention and resources that are needed to successfully run our business.
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
As of December 31, 2017, there were outstanding stock options, founders warrants, restricted shares and warrants to purchase an aggregate of approximately 7.8 million of our ordinary shares, and more restricted shares, options and warrants will likely be granted in the future to our officers, directors, employees and consultants. We also have outstanding two issuances of convertible notes, the first of which may be converted into 7.8 million ADSs at a conversion price of $1.85 per ADS and the second of which may be converted into 3.5 million ADSs at a conversion price of $2.25 per ADS. We may issue additional warrants or convertible notes in connection with acquisitions, borrowing arrangement or other strategic or financial transactions. The exercise of outstanding stock options, warrants, or convertible notes, and the vesting of restricted shares, will dilute the percentage ownership of our other shareholders. The exercise of these options, warrants and convertible notes and the vesting of restricted shares, with the subsequent sale of the underlying ordinary shares could cause a decline in the market price of the ADSs.
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
Principal Capital Expenditures
Our capital expenditures for the years ended December 31, 2015, 2016 and 2017 amounted to $5.5 million, $5.4 million and $6.4 million, respectively. They primarily consisted of purchases related to LTE product development as well as capitalized development costs. We anticipate our capital expenditures in the year ended December 31, 2018 to be for ongoing LTE product development. We anticipate our capital expenditure in 2018 to be financed from our cash on hand plus financing from strategic alliances, R&D project financing, debt and/or equity. Should we decide to broaden our product range by acquiring or developing complementary technologies, we would need additional capital expenditures in order to support development of multi-mode or multi-feature products.

B.	Business Overview
Overview
We are a fabless designer, developer and supplier of 4G LTE semiconductor solutions for wireless mobile broadband and “Internet of Things” (IoT) applications, with a specific focus on the single-mode device market. Our solutions incorporate baseband processor and radio frequency, or RF, transceiver integrated circuits, or ICs, along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a competitive price.
We believe the single-mode LTE, or LTE-only, device market is a potentially large and underserved segment of the overall LTE device market, and that these devices are characterized by attractive attributes not typically found in the traditional multi-mode device market, which include legacy 2G and 3G wireless technologies. Specifically, we believe there are significant advantages in size, power consumption, product cost, development costs and certification costs for our customers producing LTE-only devices compared to their more expensive, larger, more power hungry and more complex multi-mode counterparts. Furthermore, we believe a growing proportion of cellular-connected IoT devices, such as industrial machine-to-machine (M2M) devices but also consumer devices and wearables, will integrate 4G LTE connectivity solutions as result of the recent or expected shutdowns of many 2G networks and the longevity and technical advantages of 4G LTE in this market. In addition, the completion of 3GPP Release 13 in 2016 ratified two new LTE categories targeting low complexity, low data-use machine-type communications. LTE-M (also known as LTE Cat M or Cat M1) and NB-IoT (also known as LTE Cat NB1) enable dramatically better power efficiency, reduced module costs and better coverage for IoT devices compared to traditional LTE or even 2G or 3G solutions. As a result, we believe that the LTE-only market will continue to increase, especially as operators fully deploy their LTE networks, as the volume of data traffic continues to grow, and as the IoT market adopts the new connectivity technologies. We believe our LTE solutions are among the most highly optimized, efficient and mature solutions in the industry, and that they are differentiated from those of both the multi-mode solutions providers and from rivals providing single-mode 4G LTE solutions.
We have successfully brought to market seven generations of 4G wireless chipsets, including four generations of LTE chipsets. The cost, size and power efficiency of our LTE chip designs, coupled with our deep understanding of system-level architecture, our advanced wireless signal processing intellectual property and our RF expertise, enable us to provide high-performance, low-power and cost-efficient 4G semiconductor solutions, allowing us to target a wide range of wireless broadband and IoT devices. In the broadband data device market, our solutions serve as the core wireless communications platform in these devices, including USB dongles; portable routers; embedded wireless modems for computing and multimedia devices; and customer-premises equipment, such as fixed wireless broadband access modems, routers and residential gateways. In the Internet of Things device markets, our solutions provide connectivity for industrial devices in transportation, security, asset tracking, retail, smart energy, smart city, agriculture, healthcare and other applications. We also expect to see strong growth in the IoT market in consumer applications such as wearables and personal and property trackers.
From 2005 through December 31, 2017, we shipped approximately 26.3 million 4G baseband-based semiconductor solutions, which have been deployed by leading wireless carriers around the world. Until the end of 2012, our shipments were primarily 4G WiMAX products. Since 2012, shipments of our LTE products exceeded our WiMAX shipments, and we ceased shipments of WiMAX in 2015.
Given that LTE and WiMAX share a common technology platform, we leveraged our former leadership in WiMAX to successfully develop highly competitive LTE semiconductor solutions that are being deployed globally. Our LTE solutions are currently in commercial deployments in the United States, Canada, Italy, United Kingdom, Indonesia, Malaysia, Philippines, Japan, China, South Korea, India, Australia, Brazil and elsewhere.
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

In 2013, we introduced the EZLinkLTETM family of LTE modules, which provide all-in-one connectivity solutions designed to simplify the task, and reduce the cost, of embedding LTE into mobile computers, tablets, and machine-to-machine devices. Several different EZLinkLTE modules have been certified by Verizon Wireless, AT&T, T-Mobile US and KDDI Japan for use on their LTE networks, and are shipping in various commercial devices.The module strategy was put in place primarily to seed the market with our technology and accelerate time-to-market for us and our customers during a period when traditional cellular module vendors were not providing LTE-only solutions. We have seen this shift significantly over the past three years, with multiple module vendors now offering LTE-only modules. It is our goal to increasingly rely on module vendors to provide these solutions, allowing us to focus our sales on chipsets.
The research firm ABI Research projects that the number of LTE devices shipped annually will increase from 1.2 billion in 2017 to 2.3 billion in 2022, representing a CAGR of approximately 14%. Over 9.9 billion LTE devices are expected to ship over this timeframe, and according to ABI Research, more than 1 billion of them will be single-mode LTE devices for the Internet of Things market. The firm goes on to project that the single-mode LTE IoT device market will grow at a CAGR of nearly 126% in this period to reach annual shipments of 538 million units in 2022 for the Internet of Things market.
Our LTE solutions are incorporated into devices sold by many leading OEMs and ODMs, including in the Verizon Wireless Ellipsis Jetpack MHS900L portable router, the Gemalto Cinterion® ELS31 LTE Category 1 and EMS31 Category M1 industrial M2M modules, the AT&T IMS2 module and in a variety of devices and modules produced by Askey, Autonet, Baicells, Encore Networks, Fibocom, Gemtek, Geotab, Huawei, LinkLabs, Netcomm, Nimbelink, Orion Labs, Remo Wireless, Sercomm, USI, Technicolor, Wistron NeWeb, ZMTel, ZTEWeLink and others.
Our total revenue increased from $32.5 million in 2015 to $45.6 million in 2016 to $48.3 million in 2017, and our annual net loss decreased from $27.4 million in 2015 to $24.8 million in 2016 and increased to $26.2 million in 2017.
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
This increase in wireless data traffic has been driven by two primary trends. First, the pervasiveness of the Internet with its vast array of rich media content and applications along with users’ desire to be connected anywhere and anytime using a variety of different wireless devices is driving a fundamental change in wireless data usage models and increasing demand for high speed wireless data connectivity. Second, rapid advances in performance and functionality have resulted in mobile phones evolving from solely voice-centric communications devices into data-intensive devices, such as smartphones and tablets, that support high-definition video, bandwidth-intensive Internet applications and streaming multimedia content, all of which require additional wireless network throughput. As a result, wireless carrier networks using 2G or 3G technology, originally designed primarily for voice traffic, strained to reliably handle the dramatic increase in wireless broadband data demand. This has been a major driver of the rapid shift by operators in many regions to 4G LTE technology to better meet this demand. On top of this, the price point, size and low power consumption of the more recent LTE variants, Cat M1 and Cat NB1, are expected to facilitate a proliferation of IoT devices connected using LTE and further driving wireless data traffic.
Wireless technologies historically have evolved through successive generations of protocols driven by the need for more efficient networks with greater bandwidth and capacity to handle a rising number of subscribers and increasing usage of broadband data services. Launched in 1991, 2G wireless networks, based on the Global System for Mobile Communications, or GSM, standard, and later the IS-95 standard based on Code Division Multiple Access, or CDMA, technology, were the first mobile telephone networks to use digital technology to digitize and compress voice traffic for more efficient use of spectrum bandwidth. These networks were designed primarily to support voice traffic, although ultimately they were capable of supporting data rates up to 64 kilobits per second, or Kbps, using a circuit-switched data connection.
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
In 2016, the first operators began deploying the variants of LTE optimized for Iot (LTE-M and NB-IoT). Operating in licensed spectrum, low power wide area networks can provide low cost, yet secure, connectivity to battery-powered devices in both rural and urban locations. Following successful pilots involving a wide variety of use cases, LTE-M and NB-IoT connectivity has now been deployed across North America, East Asia and in many European countries. According to GSMA, 42 LTE-M/NB-IoT commercial network launches were already made over the world by February 2018.

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

Additionally, carriers in developing regions are increasingly embracing 4G wireless technology as a cost-effective and easier-to-deploy alternative to wireline networks for delivering broadband capability to subscribers. According to a 2017 report by the International Telecommunications Union, in the developing regions of the world internet penetration was projected to reach 41.3% by the end of 2017, up from 39.0% at the end of 2016. 4G wireless technology is being deployed in many of these developing regions to increase access to broadband services. This trend is expected to continue, especially as the higher UE category implementations approach gigabit per second performance levels.
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
Meanwhile, 3GPP has defined LTE-based standards for Machine-Type Communications (MTC), introducing narrower bandwidths, reduced complexity, reduced throughput, improved coverage and reduced power modes to the LTE standard. These new MTC features began to be introduced in 3GPP Release 12, with further additions and optimizations in Releases 13, 14 and 15. The optimizations are summarized in the graphic below.
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
LTE has become the dominant technology for 4G wireless broadband access, particularly among large mobile operators who have historically deployed 3GPP or 3GPP2 technology. The Global Mobile Suppliers Association counted 581 commercial LTE networks in 186 countries as of January 31, 2017, making it the fastest developing mobile communications system technology ever. Worldwide subscribers were estimated at 1.74 billion at the end of 2016 by GSMA. Leading this trend, according to company reports, China Mobile had over 535 million LTE subscribers at the end of 2016, Reliance Jio in India had over 100 million LTE subscribers by February 2017, and Verizon Wireless in the U.S. had over 90 million active LTE connections at the end of 2016.  According to Statistica, LTE subscribers will exceed 4.9 billion by 2022. This growth in subscribers accompanies an LTE device market that is expected to grow from 1.3 billion units shipped in 2017 to 2.5 billion units shipped in 2022, according to ABI Research.
The rapid pace of deployment of LTE networks worldwide implies that in some regions, operators already have or are preparing to achieve LTE coverage at parity or better compared to their 2G or 3G coverage footprint. Verizon Wireless for instance has said that it has substantially completed its LTE network build as of mid-2013, achieving population coverage parity with their 3G network of over 98%. Meanwhile, South Korean and Japanese LTE operators achieved 100% population coverage in 2012. In this environment, many devices will not require 2G or 3G support. Currently, this is especially true outside the handset market, in devices such as tablets, laptops, mobile hotspots, USB modems, consumer electronics devices, and M2M applications. In these data devices the usage models are data-centric rather than voice-centric, and there are significant advantages in size, power consumption, product cost, development costs and certification costs for LTE-only implementations compared to their more expensive, larger, more power hungry and more complex multi-mode equivalents. In some regions, LTE-only handsets may emerge as well, particularly for domestic market use. These LTE-only device-level advantages, coupled with the network-level economic benefits to carriers, imply that a significant market exists for LTE-only devices. Strategy Analytics expects 9.9 billion total LTE devices will be shipped worldwide from 2016 to 2021, and that the LTE-only share of the total LTE device market is expected to exceed 25% by 2021. ABI Research expects 9.9 billion LTE devices will be shipped worldwide from 2017 to 2022.
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

Our Competitive Strengths
We believe the following competitive strengths enable us to address the challenges faced by 4G wireless semiconductor providers:

•
A strong track record of execution in 4G. We believe we are well positioned in the single-mode LTE market, with more than 80 customers having already launched or in the development phase of products using Sequans LTE chipsets, and in particular we have become recognized as a market leader in LTE for IoT chipsets. We were an early provider of WiMAX products and have been shipping our wireless broadband semiconductor solutions since 2005. We have released seven generations of 4G semiconductor solutions – including four generations of LTE – that have been deployed in a variety of devices including smartphones, USB dongles, tablets, mobile routers, broadband access CPEs, in-car telematics devices and industrial IoT devices. Since we released our first LTE product in 2010, we have accomplished the following milestones:

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

•	disclosed in September 2015 that T-Mobile US had chosen our Calliope LTE Category 1 chipset for their M2M demonstration at CTIA’s Super Mobility Week event;

•	announced that Sequans’ Colibri LTE Category 4 chipset is certified for use on AT&T’s network, having passed their ADAPT chipset verification program in December 2015;

•	announced in January 2016 a strategic partnership with Foxconn subsidiary Socle, aimed at creating system-on-chip solutions for the IoT market based on Sequans’ LTE technology;

•	announced in February 2016 a strategic partnership with Verizon wireless to accelerate availability of LTE for IoT chipsets supporting 3GPP Release 13 standards for narrowband LTE technology;

•	announced a collaboration in February 2016 with Skyworks for developing IoT-optimized RF front-end solutions for Sequans LTE for IoT chipsets;

•	introduced in February 2016 Sequans’ fourth-generation LTE chip, Monarch, the world’s first 3GPP Release 13 LTE Category M and narrowband IoT capable chipsets, targeting low data-use IoT applications;

•	announced in March 2016 the certification of Sequans’ Calliope LTE Cat 1 chipset with Japan’s largest operator, NTT DoCoMo;

•	introduced the US60L, an EZLinkLTE module designed for multiple US carrier networks, and disclosed that it has been certified by AT&T’s Network Ready Labs in April 2016;

•	announced in May 2016 the certification of Sequans' Calliope LTE Cat 1 chipset at AT&T;

•	announced that Sequans' Cassiopeia LTE Advanced chipset was selected by ZTE WeLink in August 2016, and by Baicells in November 2016 for use in broadband wireless devices;

•	demonstrated Sequans' Monarch LTE-M chip at CTIA's Mobility Week event in September 2016, marking what we believe was the world's first LTE-M live demonstration;

•	completed what we believe was the world's first over-the-air LTE-M data call with Verizon in October 2016;

•	in October 2016, announced four customer design wins for Sequans' Monarch LTE-M chip, including Gemalto, LinkLabs, Nimbelink and Encore Networks;

•	demonstrated Sequans' Monarch LTE-M chip at NTT DoCoMo in November 2016;

•	announced in [Date] that Pycom selected Sequans' Monarch LTE-M chip;

•	announced in December 2016 that SIMCom selected Sequans' Calliope LTE Cat 1 chipset for a family of IoT modules;

•	in December 2016, announced that Fibocom chose Sequans' Monarch LTE-M chip for a family of IoT modules;

•	disclosed in January 2017 that Verizon had certified Sequans' Monarch LTE-M chip in December 2016, making it the world's first carrier-certified LTE-M chip;

•	announced in January 2017 that Geotab selected Sequans' Calliope LTE Cat 1 chipset for use in vehicle telematics devices;

•	in February 2017, completed Europe's first LTE-M data call with Telefónica in Spain;

•	in February 2017, introduced Monarch SX, a highly integrated LTE-M/NB-IoT system-on-chip for IoT;

•	announced in February 2017 that Orion Labs selected the Monarch LTE-M chip for their voice-enabled wearables products and that Huawei had selected the Monarch LTE-M chip for a family of IoT modules;

•	in February 2017 certified the LTE Cat 1 chipset for VoLTE on T-Mobile’s network;

•	in April 2017, announced a collaboration with Wisol for LTE for IoT modules;

•	announced in July 2017 an IoT design win using our Monarch LTE-M chip for Positioning Universal's GPS Tracker Devices;

•	in August 2017, disclosed that Askey Computer had selected our LTE-Advanced chipset to design broadband wireless access devices;

•	introduced in September 2017 our LTE tracker platform developed in collaboration with STMicroelectronics to Connect and Locate Objects Everywhere ("CLOE");

•	in September 2017, completed AT&T certification of our LTE for IoT module ;

•	announced IoT design wins in September 2017: Sercomm's IoT tracker, the Spartan GoCam LTE for IoT surveillance camera and Geotab’s GO8 LTE telematics device;

•	in December 2017, completed AT&T validation of the Monarch LTE platform

•	announced IoT design wins in January 2018: Sercomm's LTE IoT Button Device, Asiatelco LTE-M modules and devices;

•
in January 2018, disclosed that we would collaborate with NTT DOCOMO to accelerate adoption of LTE-M technology in Japan and that our Monarch platform successfully delivers VoLTE on an LTE Cat M1 network;

•	in February 2018, announced that BOLT! of Indonesia had launched a new LTE CPE using our LTE-Advanced chips;

•	announced IoT design wins in February 2018: Remo Wireless' IoT tracker devices for customers worldwide using the CLOE IoT platform, the Wagz dog collar and Gemtek's new LTE-M IoT tracker;

•	in February 2018, announced two new IoT products: the Monarch SiP, in collaboration with Skyworks, and Monarch N, our NB-IoT only platform; and

•	in March 2018, certified our LTE Cat 1 chipset with KDDI.

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

1)
Internet of Things and M2M devices: Increasingly, established mobile network operators are looking beyond the saturated smartphone marketplace to add the devices and users needed to maintain profitable growth. One area of particular interest to these operators is the opportunity to add connected ‘things’ (rather than people) to their networks. The traditional machine-to-machine market is considered a subset of this larger connected objects space, often called “The Internet of Things” (or IoT). While a large number of IoT connections are expected to use WiFi, Bluetooth or some other local-area or personal-area networking technology, there are many applications for wide-area connectivity which can be addressed by cellular networks. Applications for cellular connectivity include smart utility meters, asset tracking, industrial automation and monitoring, retail, smart cities, consumer wearables, agriculture and environmental monitoring, mobile/remote healthcare, security and more. Given the rapid move to LTE by network operators, the spectral efficiency and low latency of LTE networks, and the longer life cycles of some of these applications, the use of LTE in many of these applications is expected to increase, despite the fact many of them do not require high throughput. According to data from ABI Research, over 1.3 billion LTE-based modules and wearable devices will ship from 2017 to 2022. This trend toward the use of LTE in the IoT market began with the arrival of cost- and power-optimized Category 1 LTE solutions in 2015, and is expected to accelerate with the arrival of machine type communications (MTC)-optimized 3GPP Release 13/14/15 LTE solutions, which define LTE-M and NB-IoT user equipment categories. Among other things, these new specifications simplify the LTE requirements, reducing cost and power even further, such that these Release 13/14/15 implementations are expected to rival 2G in terms of cost and power. Our StreamliteLTE family is targeted at the IoT market, and our world-first Calliope Category 1 LTE chipset platform, announced in January 2015, is certified and shipping in commercial products. Monarch, the world’s first LTE-M/NB-IoT chip, was announced in February 2016, and is now certified and shipping in devices for Verizon and AT&T. More carrier approvals are anticipated in 2018.

2)
Broadband devices: Mobile routers, also called mobile hotspots, provide convenient, on-the-go Internet access via WiFi for users in homes, offices, hotel rooms, vehicles and outdoor locations. Fixed-location (non-mobile) routers provide broadband Internet access for homes and businesses. Mobile routers are popular with customers of traditional mobile operators, and because of the favorable economics of LTE networks compared to 2G and 3G networks, and the potential for heavy data consumption by a mobile router user, LTE-only versions of this device type may become more common. Fixed, or home, routers (also sometimes generically called broadband wireless CPE, or customer premise equipment) are being deployed as a ‘last-mile’ or wireless local loop solution by emerging operators to provide basic broadband access where it may be prohibitively expensive to deploy wireline broadband infrastructure using fiber, cable or DSL. Single mode LTE-only designs are a logical choice for these home routers for cost and performance reasons, and because the devices are not mobile and therefore do not need to ‘fall back’ to a 2G or 3G connection. ABI Research projects that, together, shipment of LTE-only IoT and fixed wireless broadband devices will exceed 1.1 billion units from 2017 to 2022. Solutions from both our StreamrichLTE family (Cassiopeia LTE-Advanced platform, for instance) and our StreamliteLTE family (Monarch and Colibri LTE chipset platform) can ideally address these device types.

3)
Vertical applications, including public safety: The public safety and emergency responders equipment market is undergoing a technology transition that favors the use of LTE in terminals and handhelds. We have several products in both our StreamrichLTE family (Cassiopeia LTE-Advanced platform, for instance) and our StreamliteLTE family (Colibri LTE chipset platform) that can ideally address these device types. LTE is also being adopted for use in delivering ground-to-aircraft broadband Internet connectivity for commercial aircraft, and in other vertical markets in aviation and military applications.

•
Accelerating our, and our customers’, time to market and reducing our customers’ development costs. In 2013, we introduced the EZLinkLTETM family of LTE-only modules. By packaging our LTE semiconductor solutions in a complete, turnkey module form factor and certifying them with key wireless carriers, we expect to catalyze the market for LTE-only devices, speed time to market for customer wishing to incorporate LTE connectivity in their devices, and reduce the cost and complexity for our customers. And by pre-integrating and validating third-party WiFi chipset designs, we are able to help our mobile router customers get to market faster. In addition, our highly integrated, single-chip Monarch LTE-M solution minimizes the design effort for IoT device makers. In February 2017, we announced our Monarch SX LTE-M system-on-chip, with even more integration, including an application processor, graphics processor and display controller, sensor hub and media processing engine, along with our Monarch LTE-M/NB-IoT modem, all in a single chip, further reducing the design effort for makers of IoT devices and modules. And in February 2018, we announced Monarch SiP, a highly integrated system-in-package that combines the Monarch with a front-end radio module from Skyworks to create an all-in-one design that simplifies the design process, shortens development time, is pre-certified by operators that have certified the Monarch and is optimized for space-constrained IoT products such as sensors, trackers and wearables, where the size is extremely important.

•
Leveraging our multiple generations of 4G chip design experience to become a leader in advanced LTE technology and cost efficiency. We have more than ten years and seven generations of 4G chip design experience, resulting in highly optimized and cost-efficient chip implementations and deep technical expertise, allowing us to be among the first in the industry to deliver new capabilities to market, as well as to enable extremely cost-competitive solutions. For example, in February 2013, we announced Cassiopeia, a third generation LTE chipset platform with support for LTE Advanced features, including carrier aggregation support for up to 40MHz aggregated bandwidth and 300 Mbps Category 6 downlink performance, the only such capability in the industry at that time. In May 2013, we introduced our EZLinkLTETM family of LTE-only modules, aimed at speeding time to market for our customers. The cost and power efficiency achieved from our multiple generations of 4G modem design has enabled us to deliver our StreamliteLTE family of products at attractive price points, enabling LTE connectivity to be embedded in a wide range of cost-sensitive IoT applications in both consumer and machine-to-machine applications. The most recent members of our StreamliteLTE family are the Colibri LTE Category 4 chipset platform, announced in 2014, the Calliope LTE Category 1 chipset platform, introduced in January 2015, and our fourth generation LTE chip, Monarch, an LTE-M/NB-IoT single-chip, announced in February 2016. A year later we announced Monarch SX, a highly-integrated SoC that integrates an application processor, media processor, sensor hub and display controller alongside the Monarch LTE-M/NB-IoT modem. And in February 2018, we announced Monarch N, a Release 14/15 NB-IoT platform designed and optimized for pure NB-IoT operation. Monarch N is highly integrated and includes all primary functions in a small chip scale package (CSP), enabling modules smaller than 10 x 10 mm.

•
Partnering with other leading technology companies to complement our technology offerings. We regularly collaborate with ecosystem partners who provide complementary technology or strengthen our capabilities to address customer needs and competitive pressure. For instance, we have worked closely with Skyworks Solutions to ensure the availability of RF front-end modules that are optimized for use with our LTE chipsets to simplify the RF design task for our customers and in March 2018 announced the Monarch SiP combining the Skyworks RF front-end module with our Monarch chipset. We have collaborated with STMicroelectronics to develop IoT design kits that help customers easily integrate our Monarch LTE-M/NB-IoT platform with a range of STMicroelectronics' microcontrollers. We have also integrated STMicroelectronics' GNSS chip with the Monarch platforms to create

CLOE, Connecting and Locating Objects Everywhere, an integrated solution for all kinds of trackers. And we have partnered with TCL to jointly develop next generation 5G wireless technologies in order to accelerate their development.
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
Many of today’s LTE-enabled devices, including home routers, tablets, laptops and mobile hotspots, tend to require the highest performance and richest set of features in their LTE solution, driven by consumer demand for these attributes and by a highly competitive device market. For these performance segments, we typically propose our StreamrichLTE family of products, as these solutions deliver the required higher performance and comprehensive feature set. However, in the nascent market for connected devices in segments like consumer electronics and machine-to-machine modules, attributes like size, power consumption and cost are often much more important than raw performance. For these products, we typically propose our StreamliteLTE family of products, which provide performance levels suitable for these kinds of devices in a smaller, more power-efficient and more cost-effective implementation.
Our primary products during the last three financial years are summarized in the table below.

Platform Name Chipset ID Family	Description	Target Applications					Key Features
		Handsets	Tablets/ Embedded Laptops	Mobile Routers	IoT and M2M	CPE

MonarchSX SQN3340	LTE Release 13/14 SoC				•		LTE UE Category M1 and NB1 supported; MCU, sensor hub, GPU, media engine, Baseband, RF transceiver, memory and power management integrated in a single package;

VZM20Q	Monarch-based surface-mount all-in-one LTE module for Verizon Wireless				•		20mm x 21mm x 1.5mm, surface-mountable module with integrated, clocks, Flash, and RF front-end supporting bands 4 and 13; Verizon Wireless and FCC certified.

Platform Name Chipset ID Family	Description	Target Applications					Key Features
		Handsets	Tablets/ Embedded Laptops	Mobile Routers	IoT and M2M	CPE
Monarch SQN3330	LTE Release 13/14 BB+RF+ PMIC+RAM				•
LTE UE Category M1 and NB1 supported; Baseband, RF transceiver, memory and power management integrated in a single package; power-optimized for Internet of Things and M2M applications requiring lower throughput.

Calliope SQN3223	LTE Release 9/10 BB				•		40nm technology, 10Mbps CAT1 peak throughput, USB and HS UART interfaces, integrated processor, cost- and power-optimized for Internet of Things and M2M applications requiring lower throughput. WLCSP.

Colibri SQN3221	LTE Release 9/10 BB		•	•	•	•	40nm technology, 150Mbps CAT4 peak throughput, USB and HS UART interfaces, integrated processor, optimized price/performance for mobile computing and high performance M2M markets. WLCSP.

Colibri / Calliope SQN3241	LTE RF		•	•	•	•	Supports 700-900MHz and 1.8-2.7GHz, up to 20 MHz bandwidth. WLCSP.

VZ130Q	Calliope-based surface-mount all-in-one LTE module for U.S. networks				•	•
20mm x 21mm x 1.5mm, surface-mountable module with integrated power management, clocks, Flash and DDR memories, and RF front-end supporting bands 4 and 13; Verizon Wireless and GCF certified. eMBMS and VoLTE capable

VZ120Q	Calliope-based surface-mount all-in-one LTE module for Verizon Wireless network				•	•
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
In February 2016, we announced a Release 13/14 chipset, Monarch, capable of supporting both LTE-M and NB-IoT. Monarch includes the baseband processor, RF transceiver and power management circuitry in a single package. It is targeted at lower data-use IoT applications, including sensors, wearables and utility meters.
In February 2017, we announced Monarch SX, a system-on-chip that integrates an ARM Cortex M4 processor, a sensor hub, a media processing engine, a graphics processor and display controller alongside the Monarch LTE-M/NB-IoT modem, in a single chip.
In February 2018, we announced Monarch SiP, a highly integrated system-in-package that combines the Monarch with a front-end radio module from Skyworks to create an all-in-one design that simplifies the design process, shortens development time, is pre-certified by operators that have certified the Monarch and is optimized for space-constrained IoT products such as sensors, trackers and wearables, where the size is extremely important.
In February 2018, we also announced a Release 14/15 chipset, Monarch N, an NB-IoT platform designed and optimized for pure NB-IoT operation. Monarch N is highly integrated and includes all primary functions in a small chip scale package (CSP), enabling modules smaller than 10 x 10 mm.
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
In the LTE market, we expect to face competition from established semiconductor companies such as Huawei, Intel Corporation, Mediatek, Qualcomm Incorporated, Samsung Electronics Co. Ltd., Sony Corporation and Spreadtrum, as well as smaller actors in the market such as GCT Semiconductor or newcomers such as Nordic Semiconductor.
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
Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of December 31, 2017, we had a direct sales force serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, Korea and Japan; Europe; the Middle East and North and South America. In the United States, China, Japan and Korea, we supplement our direct sales team with local distributors and/or sales representatives who handle certain customer communications, logistics and customer support functions.
Our sales force works closely with a team of technical support personnel. This team assists customers in solving technical challenges during the design, manufacturing implementation and certification phases of a customer’s product life cycle. The information obtained from customer support is then communicated back to the direct product development teams to be considered in future software releases or hardware development. This high-touch approach allows us to facilitate the successful certification and acceptance by the wireless carriers of our customers’ products, which speeds time-to-market for our customers and reinforces our role as a trusted advisor to our customers.
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
Our marketing strategy is focused on enabling broad adoption of 4G solutions and communicating our technology advantages to the marketplace. This includes building awareness of and preference for our technology at wireless carriers who generate demand for 4G-enabled devices. By working to understand carrier services strategies, device roadmaps and technical requirements, we believe we are better positioned to drive our roadmap to meet these needs, to influence their choice of technology suppliers, and to identify manufacturers in the wireless industry who are best prepared to serve the needs of the wireless carrier. Our technical and business relationships with Verizon Wireless, T-Mobile, AT&T, NTT DoCoMo and other operators have allowed us to anticipate requirements and develop solutions tailored for their respective networks, which helped us secure several design wins and launch multiple products. For instance, in 2015 the Encore Networks EN-1000 industrial router, the eFun Nextbook Ares 8L and Ares 10L tablets available at Walmart, and the Zubie GL700C In-Car WiFi and Vehicle Monitoring device available at Best Buy were all launched for Verizon; in 2016, Gemalto's ELS31 LTE Category 1 M2M module was certified at Verizon, our Calliope LTE Category 1 chipset was certified by AT&T, T-Mobile and NTT DoCoMo, D-Link launched an industrial IoT modem using our Colibri LTE Category 4 chipset, ZTEWelink introduced a CPE based on our Cassiopiea LTE-Advanced chipset, and Nimbelink, LinkLabs and Encore Networks all launched LTE-M devices based on Sequans' Monarch LTE-M chip; in 2017, our Monarch Category M platform was certified by Verizon and AT&T, our VoLTE functionality on our Category 1 chipset was certified by T-Mobile, we completed Europe's first LTE-M data call with Telefonica in Spain, and numerous new design wins were announced, particularly for IoT.
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
As of December 31, 2017, we had 26 employees and 2 outside contractors in our business development, sales, customer support and marketing team.
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
Our top ten customers accounted for 92%, 86% and 78% of our total revenue in 2015, 2016 and 2017, respectively. Comtech, a distributor serving multiple end customers in China and Taiwan, accounted for 29% of our revenue in 2016 and 17% in 2017. ATM Electronic, a distributor serving multiple end customers in China and Taiwan, accounted for 16% of our revenue in 2017 and less than 10% in each of 2015 and 2016. Gemtek accounted for 14% in 2015, 15% in 2016 and less than 10% in 2017.  Wistron accounted for 27% of our revenue in 2015 and less than 10% in 2016 and 2017. Asian Information Technology Inc., a distributor, accounted for 16% in 2015, but less than 10% in 2016 and 2017. The following is a list of our top ten customers, in alphabetical order, based on total revenue during 2017:

• ATM Electronic • Comtech • Gemtek Electronics Co • Geotab • Lockheed Martin	• NetComm • Quanta Computer • Technicolor • T Mobile • USI
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
We use USI (Universal Scientific Industrial (Shanghai) Company Limited) for manufacturing of our modules.
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
We do not have manufacturing agreements with our foundry or with our testing and packaging or module vendors, other than a framework agreement with UTAC, and we place our orders with our foundry and other vendors on a purchase order basis. See “Risk Factors—Risks Related to Our Business and Industry”.
Intellectual Property
We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At December 31, 2017, we had 36 issued and allowed United States patents, 22 European patents, and 35 pending United States and European patents. The first of our issued and allowed patents is not expected to expire until 2025.
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
We have a 4,236 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2020. We have a 1,973 square-foot facility in Petach Tikva, Israel, which houses a small research and development team, and sales and technical support personnel, under a lease that expires in December 2018. We have a 1,600 square foot office in Singapore under a lease expiring in February 2019. We have a 1,207 square-foot facility in Burnsville, Minnesota for engineering personnel under a lease that expires in October 2018. We have a 645 square-foot facility in Kista, Sweden under a lease that expires in April 2020. We rent additional office space in Sophia-Antipolis, France; Salo, Finland; Taipei, Taiwan; Shanghai and Shenzhen, China; Seoul, South Korea and in Bedminster, New Jersey under short-term lease agreements.
We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

C.	Organizational Structure
The Company is the ultimate parent of the group comprised of the Sequans Communications S.A. and its subsidiaries at December 31, 2017:

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
We shipped 3.3 million semiconductor units during 2017, compared to 2.6 million units during 2016 and 1.8 million units during 2015. Our total revenue was $48.3 million in 2017, $45.6 million in 2016 and $32.5 million in 2015.
We currently have more than 80 end customers worldwide, consisting primarily of OEMs and ODMs for modules, telematics devices, tracking devices, security devices, CPE, home routers, mobile routers, embedded devices and other data devices. We derive a significant portion of our revenue from a small number of end customers, and we anticipate that we will continue to do so for the foreseeable future. We do not have long-term purchase agreements with any of our end customers, and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers. Customers representing more than 10% of total revenue in any of the years 2015, 2016 or 2017 and their locations are as follows:

Customer Location	% of total revenue for the year ended December 31,
	2015	2016	2017
Taiwan	—	29%	17%
Taiwan	—	Less than 10%	16%
China	14%	15%	Less than 10%
China	27%	Less than 10%	—
Taiwan	16%	—	—
Our Consolidated Financial Statements for 2015, 2016 and 2017, have been prepared in accordance with IFRS as issued by the IASB.

A.	Operating Results
Revenue
Our total revenue consists of product revenue and other revenue. We currently recognize revenue in accordance with IAS 18, Revenue, when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the entity and the stage of completion of the transaction at the end of the reporting period can be measured reliably. See Note 2.2 “Standards issued but not yet effective” to our Consolidated Financial Statements for a discussion on IFRS 15, Revenue from Contracts with Customers, which supersedes current revenue recognition requirements, starting on January 1, 2018.
Product Revenue
We derive the large majority of our revenue from the sale of semiconductor solutions for 4G wireless broadband applications, and we currently expect to continue to do so for the foreseeable future. Our solutions are sold both directly to our end customers and indirectly through distributors.
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
In the second half of 2013, we had initial sales of our module products, which have continued through 2017. We introduced our modules in order to accelerate market adoption of LTE functionality in data devices such as tablets, notebook computers, consumer devices and machine-to-machine devices. The ASP of the module is much higher than the ASP of our semiconductor solutions as many other components are added in order to provide a complete LTE solution.
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
Other Revenue
Other revenue consists of the sale of licenses to use our technology solutions and revenue from associated annual software maintenance and support services, as well as revenue from technical support services and development services.

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
Development services agreements typically call for a number of milestones to be delivered over several quarters, with revenue generally recognized on the percentage of completion method as contract progresses. With the signature of several agreements with large companies such as TCL, Gemalto, Lockheed Martin, Thales and others, development service revenue increased in 2015 and 2016 but decreased slightly in 2017 as some large contracts from prior years were completed.
With the continuation in 2018 of many of the development services contracts executed in 2017, as well as our expectation that we will continue to enter into similar agreements, we expect other revenue, compared to 2017, to increase slightly in future periods as we continue to provide services on particularly complex projects, and in the short term it is likely to remain a significant percentage of our total revenue.
The following table sets forth our total revenue by region for the periods indicated. We categorize our total revenue geographically based on the location to which we invoice.

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Asia	$24,943	$33,317	$32,577
Europe, Middle East, Africa	3,635	5,593	5,641
Americas	3,954	6,669	10,045
Total revenue	$32,532	$45,579	$48,263
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
Operating Expenses
Research and Development
We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Research and development expense consists primarily of personnel costs, including share-based compensation, for our engineers engaged in design and development of our products and technologies. These expenses also include the depreciation cost of intellectual property licensed from others for use in our products and depreciation of capitalized internal development costs, and directly expensed product development costs, which include external engineering services, cost of development software and hardware tools, cost of fabrication of mask sets for prototype products, external laboratory costs for certification procedures, equipment depreciation and facilities expenses.
We expect research and development expense to remain increase slightly as we enhance and expand our features and offerings for our product portfolio and we continue to develop new products for LTE, which will require additional resources and investments. The increase expected in the short-term also reflects an expected strengthening of the value of euro versus the U.S. dollar which has a significant impact on our R&D headcount expense, as this is concentrated in France.
Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. As we operate in a highly innovative, dynamic and competitive sector, the costs incurred from the point that the criteria for capitalization are met to the point when the product is made generally available on the market are not material. In 2015, a total of $0.4 million of development costs incurred late in the development cycle was capitalized as we considered that the criteria for capitalization had been met. 2015 was the first year that material amounts of these kind of costs had been incurred and that the capitalization criteria had all been met. A small amount of development costs were capitalized in 2016 ($22,000). In 2017, we capitalized costs related to the development of the chipsets for LTE Category M, the Monarch and Monarch 2 for an amount of $1.9 million (net of research tax credit for $ 0.3 million); we expect that we may be able continue to capitalize some development costs going forward if the relevant accounting criteria are met.
Research and Development Incentives
In France and the United Kingdom, we receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to remain fairly stable or decline slightly in the short term. For 2017, we recorded a net amount of approximately $3.3 million in tax incentives compared with $2.0 million in 2016.
In France, we also receive incentives in the form of grants from agencies of the French government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received and all relevant conditions will be complied with. For 2017, we recorded approximately $3.1 million in grants compared with approximately $1.7 million in 2016. In November 2014, December 2016 and September 2017, we received $3.9 million, $0.6 million and $1.1 million, respectively, in advances on grants and debt financing related to a large research project funded by the French government, called FELIN. The total value of the project funding for the Company is €7.0 million ($9.0 million) to be received over three years. Of the €7.0 million, €3.0 million is in the form of a grant and €4.0 million is in the form of interest-bearing debt to be repaid beginning in 2018 and through 2020. We expect that the amounts we recognize from such grants overall will decrease in 2018. In November 2016 and December 2017, we received $0.4 million and $1.6 million, respectively, in advances on grants and debt financing related to a second large research project funded by the French government, called LTE4PMR. The total value of the project funding for the Company is €2.1 million ($2.3 million) to be received over two years. Of the €2.1 million, €0.7 million is in the form of a grant and €1.4 million is in the form of interest-bearing debt to be repaid beginning in 2019 and through 2023.
Sales and Marketing
Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our business development, sales, customer support and marketing personnel, commissions paid to independent sales agents, marketing fees paid to industrial partners, the costs of advertising and participation in trade shows, depreciation and facilities expenses. We expect the size of our business development, sales and marketing organization to increase slightly in 2018 and expect sales and marketing expense to increase slightly.
General and Administrative
General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; investor relations costs; insurance; and depreciation. Information technology and facilities expenses are accounted for as overhead and allocated across all departments of the Company based on a pro rata basis. We expect general and administrative expense to increase slightly in 2018.
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
Change in Fair Value of Convertible Debt Embedded Derivative
In April 2015, we issued convertible debt. The option component of this convertible debt was recorded as an embedded derivative at fair value. As long as the conversion price was subject to change, the embedded derivative was revalued at each balance sheet date, with the change in value recorded in financial income (expense). The embedded derivative value was fixed in April 2016 when the conversion price was no longer subject to change and the fair value of the embedded derivative at that date was transferred from liabilities to shareholder’s equity.
In April 2016, we issued convertible debt. The option component of this convertible debt was recorded as an embedded derivative at fair value at the issuance date with the change in value recorded in financial income (expense) until the conversion price was fixed on May 12, 2016. At that date, the fair value of the embedded derivative was transferred from liabilities to shareholder’s equity.
Convertible debt amendments
On October 30, 2017, the convertibles notes were amended to extend the term of the notes and reduce the conversion rate for one convertible debt agreement. The change in fair value of the conversion options before and after the amendment has been recorded in Other Capital Reserves in shareholders’ equity. The debt components on October 30, 2017 have been re-measured based on the extended term of the notes using the effective interest rate calculated at the date of issue of each convertible note. The impact of the term extension and reduction of the conversion rate has been recorded in the Consolidated Statements of Operations in "Convertible debt amendments".
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
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes current revenue recognition requirements. The standard’s core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step model to achieve its core principle: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. IFRS 15 is applicable starting on January 1, 2018. We are currently assessing the potential impact that the implementation of this standard will have on our Consolidated Financial Statements and intend to apply the modified retrospective application approach.
Inventories
Inventories consist primarily of the cost of semiconductors, including wafer fabrication, assembly, testing and packaging; components; and modules purchased from subcontractors. We write down the carrying value of our inventories to the lower of cost (determined using the moving average method) or net realizable value (estimated market value less estimated costs of completion and the estimated costs necessary to make the sale). We write down the carrying value of our inventory for estimated amounts related to lower of cost or net realizable value, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value. The estimated net realizable value of the inventory is based on historical usage and assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions on a product-by-product basis. Once established, inventory reserves are not reversed until the related inventory has been sold or scrapped. Actual demand may differ from forecasted demand and these differences may have a material effect on recorded inventory values and cost of revenue.
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
In 2015, we recorded a provision for slow-moving inventory for the $0.7 million of WiMAX inventory remaining as of December 31, 2015.
In 2016 and 2017, we recorded a provision for slow-moving LTE inventory totaling $0.1 million and $0.2 million, respectively. In 2017, all the WiMAX inventory, fully depreciated in previous years, was physically scrapped, resulting in a provision reversal of $2.8 million.
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
For the years ended December 31, 2015, 2016 and 2017, the assumption for expected volatility has been based on the Company’s historical volatility since the initial public offering in 2011.
We recognize compensation expense only for the portion of share options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from our estimates.
For 2015, 2016 and 2017, we recorded employee share-based compensation expense of $0.9 million, $1.1 million and $1.6 million, respectively. Share-based compensation expense related to non-employees was not material for 2015, 2016 and 2017.

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

•
convertible debt and embedded derivative: Company’s convertible debt has optional redemption periods/dates occurring before their contractual maturity. The holder of the convertible debt has the right to request conversion at any time from their issue. Specifically, the option component of the convertible debt has been recorded as an embedded derivative at fair value until the conversion rates were fixed. The fair value was determined using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option). The assumptions used in calculating the value of the conversion represent the Company’s best estimates based on management’s judgment and subjective future expectation,

•
Convertible debt amendments: the change in fair value of the conversion options before and after the amendment of the notes on October 30, 2017 has been recorded financial expense. The fair value was determined using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option). The assumptions used in calculating the value of the conversion represent the Company’s best estimates based on management’s judgment and subjective future expectations, and

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

Comparison of Years Ended December 31, 2016 and 2017

	Year ended December 31,		Change
	2016	2017	%
	(in thousands)
Revenue:
Product revenue	$34,581	$37,353	8%
Other revenue	10,998	10,910	(1)
Total revenue	45,579	48,263	6
Cost of revenue:
Cost of product revenue	22,574	24,725	10
Cost of other revenue	3,022	2,397	(21)
Total cost of revenue	25,596	27,122	6
Gross profit	19,983	21,141	6
Operating expenses:
Research and development	26,334	25,202	(4)
Sales and marketing	7,126	8,785	23
General and administrative	6,267	6,679	7
Total operating expenses	39,727	40,666	2
Operating income (loss)	(19,744)	(19,525)	(1)
Financial income (expense):
Interest income (expense), net	(3,686)	(4,612)	25
Other financial expense	(83)	—	(100)
Convertible debt amendments	—	(322)	100
Change in the fair value of convertible debt embedded derivative	(1,583)	—	(100)
Foreign exchange gain (loss)	593	(1,401)	(336)
Profit (Loss) before income taxes	(24,503)	(25,860)
Income tax expense (benefit)	284	300	6
Profit (Loss)	$(24,787)	$(26,160)

The following table sets forth a summary of our statement of operations as a percentage of total revenue:

	Year ended December 31,
	2016	2017
	(% of total revenue)
Revenue:
Product revenue	76	77
Other revenue	24	23
Total revenue	100	100
Cost of revenue:
Cost of product revenue	50	51
Cost of other revenue	7	5
Total cost of revenue	56	56
Gross profit	44	44
Operating expenses:
Research and development	58	52
Sales and marketing	16	18
General and administrative	14	14
Total operating expenses	88	84
Operating income (loss)	(44)	(40)
Financial income (expense):
Interest income (expense), net	(8)	(10)
Other financial expense	—	—
Convertible debt amendments	—	(1)
Change in the fair value of convertible debt embedded derivative	(3)	—
Foreign exchange gain (loss)	1	(3)
Profit (Loss) before income taxes	(54)	(54)
Income tax expense (benefit)	1	1
Profit (Loss)	(55)	(55)
Revenue
Product Revenue
Product revenue increased 8% from $34.6 million in 2016 to $37.4 million in 2017, driven primarily by customers with broadband access products for emerging markets and emerging carriers as well as by customers selling both broadband access and IoT products in the U.S, Japan and South Korea. During 2017, the ramp in Cat 1 product shipments led to our first year of meaningful IoT product revenue. The strong growth in the IoT business was offset by a decline in the broadband business, particularly during the second half of the year. Total IoT revenue grew 43% from $8.4 million in 2016 to $12.0 million in 2017 and accounted for approximately 25% of total revenue. Total broadband revenue decreased 7% from $30.1 million in 2016 to $27.9 million in 2017. The largest factor in the decline was a change in subscription pricing by one major operator, leading to a slow-down in end sales of two products deployed on that network. Increased revenues also reflect a product mix with a higher percentage of module sales; modules have a higher average selling price than chipsets.
In 2017, we shipped approximately 3.4 million of units of LTE products compared to 2.6 million units in 2016. We expect strong IoT growth in 2018, supported by the continuous shipment of Cat 1 products in both U.S. and Japan and the ramp of Cat M particularly during the second half of 2018. We believe that the broadband business will remain a major source of growth as newer broadband customers continue to ramp with new operators in emerging markets and new opportunities outside the emerging and Verizon markets, and, longer term, as we evolve toward 5G services.

Other Revenue
Other revenue decreased 1% from $11.0 million in 2016 to $10.9 million in 2017, reflecting a decrease in development services revenue as some large projects from prior years were completed, largely offset by higher license and maintenance revenue.
Development services revenue decreased from $9.3 million in 2016 to $7.7 million in 2017. License revenue increased from $1.5 million in 2016 to $3.0 million in 2017, and maintenance revenue decreased from $200,000 in 2016 to $160,000 in 2017.
Cost of Revenue
Cost of product revenue increased 10% from $22.6 million in 2016 to $24.7 million in 2017 due to higher product and manufacturing costs associated with the increased number of units sold and more modules in the revenue mix in 2017 compared to 2016. Cost of other revenue decreased 21% from $3.0 million in 2016 to $2.4 million in 2017, reflecting the 17% decrease of development services revenue, some of which involved re-selling external services, such as certification costs.
Gross Profit
Gross profit increased 6% from $20.0 million in 2016 to $21.1 million in 2017, while gross margin percentage remained stable at 43.8%, primarily due to an improved other revenue gross margin. Product gross margin percentage decreased from 34.7% in 2016 to 33.8% in 2017 due to the impact of a higher percentage of lower-margin module sales in the product revenue mix compared to 2016.
Research and Development
Research and development expense decreased 4% from $26.3 million in 2016 to $25.2 million in 2017 primarily due to a higher research and development credit, higher grant recognition and more capitalized costs related to the development of the chipsets for LTE Category M recorded in 2017, partially offset by an increase of headcount expenses.
These expenses are net of research and development incentives earned during the periods, which are accounted for as a reduction of research and development expense. Research and development incentives increased from $3.7 million in 2016 to $6.4 million in 2017. In the year ended December 31, 2016, $22,000 of development costs were capitalized related mainly to operator certification ($59,000 in 2017). In the year ended December 31, 2017, we capitalized costs related to the development of the chipsets for LTE Category M, the Monarch and Monarch 2 ($1.9 million, net of research tax credit of $ 0.3 million).
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
There were 235 employees and independent contractors in research and development at December 31, 2017 compared to 186 at December 31, 2016.

Sales and Marketing

Sales and marketing expense increased 23% from $7.1 million in 2016 to $8.8 million in 2017. The increase primarily reflects the reinforcement of the sales team beginning in mid-2016, including the hiring of the Chief Marketing Officer and the Vice President Worldwide Sales, and the marketing team beginning of 2017. While there were 28 employees and independent contractors in sales and marketing at December 31, 2017 compared to 29 employees at December 31, 2016, we had increased headcount early in 2017 followed by a decrease in the latter part of 2017.

General and Administrative
General and administrative expense increased 7% from $6.3 million in 2016 to $6.7 million in 2017 primarily due to an increase in stock based compensation and headcount. There were 20 employees in general and administrative at December 31, 2017 compared to 17 at December 31, 2016.
Interest Income (Expense), Net
Net interest expense increased to $4.6 million in 2017 compared to $3.7 million in 2016. Interest expense reflected a full year of interest on the convertible debt issued in April 2016. Interest income was insignificant in both years.
Convertible debt amendment
On October 30, 2017, the convertible notes issued April 14, 2015 and April 27, 2016 were amended to extend the term of the notes issued in 2015 from April 14, 2018 to April 14, 2019 and the term of the notes issued in 2016 from April 27, 2019 to April 27, 2020. In addition, the conversion price of the notes issued in 2016 was decreased from $2.71 to $2.25. Following the extension of the term, the change in fair value of the conversion options before and after the amendment was calculated to be $3,418,000 and was recorded as financial expense. The debt components on October 30, 2017 were remeasured to take into account the new terms using the effective interest rate calculated at the date of issue of each convertible note. The debts were reduced by a total amount of $3,096,000 recorded in financial income.
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
In April 2016, we issued additional convertible debt. The conversion price was based on the average market price during the period beginning on April 28, 2016 and ending on May 12, 2016, resulting in a short-term embedded derivative period. The final conversion price was $2.7126 per ADS. The fair value of the embedded derivative on the issuance date was calculated to be $2,597,000 and was recalculated to be $1,947,000 when the conversion rate was fixed on May 12, 2016. The change of this fair value of $650,000 was recorded as financial income in the Consolidated Statement of Operations for the year ended December 31, 2016.
Foreign Exchange Gain (Loss), Net
We had a net foreign exchange loss of $1.4 million in 2017 compared to a net foreign exchange gain of $593,000 in 2016 primarily due to movements in the U.S. dollar versus the euro.
Income Tax Expense (Benefit)
In 2017, we recorded current tax expense of $273,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax expense amounting to $27,000. In 2016, we recorded current tax expense of $272,000 arising from taxable income incurred at certain subsidiaries, and deferred tax expense amounting to $12,000. Deferred tax assets have not been recognized in 2017 or 2016 with respect to our losses as we have not generated taxable profits since beginning operations in 2004.

Comparison of Years Ended December 31, 2015 and 2016

	Year ended December 31,		Change
	2015	2016	%
	(in thousands)
Revenue:
Product revenue	$24,669	$34,581	40%
Other revenue	7,863	10,998	40
Total revenue	32,532	45,579	40
Cost of revenue:
Cost of product revenue	17,970	22,574	26
Cost of other revenue	1,481	3,022	104
Total cost of revenue	19,451	25,596	32
Gross profit	13,081	19,983	53
Operating expenses:
Research and development	25,305	26,334	4
Sales and marketing	5,985	7,126	19
General and administrative	5,428	6,267	15
Total operating expenses	36,718	39,727	8
Operating income (loss)	(23,637)	(19,744)	(16)
Financial income (expense):
Interest income (expense), net	(1,516)	(3,686)	(143)
Other financial expense	(145)	(83)	43
Change in the fair value of convertible debt embedded derivative	(2,036)	(1,583)	22
Foreign exchange gain (loss)	249	593	(138)
Profit (Loss) before income taxes	(27,085)	(24,503)
Income tax expense (benefit)	317	284	10
Profit (Loss)	$(27,402)	$(24,787)

The following table sets forth a summary of our statement of operations as a percentage of total revenue:

	Year ended December 31,
	2015	2016
	(% of total revenue)
Revenue:
Product revenue	76	76
Other revenue	24	24
Total revenue	100	100
Cost of revenue:
Cost of product revenue	55	50
Cost of other revenue	5	6
Total cost of revenue	60	56
Gross profit	40	44
Operating expenses:
Research and development	78	58
Sales and marketing	18	16
General and administrative	17	14
Total operating expenses	113	88
Operating income (loss)	(73)	(44)
Financial income (expense):
Interest income (expense), net	(5)	(8)
Other financial expense	—	—
Change in the fair value of convertible debt embedded derivative	(6)	(3)
Foreign exchange gain (loss)	1	1
Profit (Loss) before income taxes	(83)	(54)
Income tax expense (benefit)	1	1
Profit (Loss)	(84)	(55)

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
In April 2016, we issued additional convertible debt. The conversion price was based on the average market price during the period beginning on April 28, 2016 and ending on May 12, 2016, resulting in a short-term embedded derivative period. The final conversion price was $2.7126 per ADS. The fair value of the embedded derivative on the issuance date was calculated to be $2,597,000 and was recalculated to be $1,947,000 when the conversion rate was fixed on May 12, 2016. The change of this fair value of $650,000 was recorded as financial income in the Consolidated Statement of Operations for the year ended December 31, 2016.
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
Income Tax Expense (Benefit)
In 2016, we recorded current tax expense of $272,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax expense amounting to $12,000. In 2015, we recorded current tax expense of $311,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax expense amounting to $6,000. Deferred tax assets have not been recognized in 2016 or 2015 with respect to our losses as we have not generated taxable profits since beginning operations in 2004.
Selected Quarterly Results of Operations
The following table presents our unaudited quarterly results of operations for 2016 and 2017. This unaudited quarterly information has been prepared on the same basis as our audited Consolidated Financial Statements and includes all adjustments necessary for the fair presentation of the information for the quarters presented. You should read this table together with our Consolidated Financial Statements and the related notes thereto included in this annual report. Our quarterly results of operations will vary in the future. The results of operations for any quarter are not necessarily indicative of results for the entire year and are not necessarily indicative of any future results.

	Three months ended
	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017
	(in thousands) (unaudited)
Revenue:
Product revenue	$5,412	$7,699	$9,523	$11,947	$9,640	$10,159	$8,869	$8,685
Other revenue	3,873	2,185	2,934	2,006	2,790	3,058	2,430	2,632
Total revenue	9,285	9,884	12,457	13,953	12,430	13,217	11,299	11,317
Cost of revenue(1):
Cost of product revenue	4,128	4,667	5,900	7,879	5,989	7,064	5,678	5,994
Cost of other revenue	747	804	731	740	589	591	615	602
Total cost of revenue	4,875	5,471	6,631	8,619	6,578	7,655	6,293	6,596
Gross profit	4,410	4,413	5,826	5,334	5,852	5,562	5,006	4,721
Operating expenses(1):
Research and development	6,727	6,889	6,391	6,327	6,194	6,254	6,769	5,985
Sales and marketing	1,501	1,495	1,926	2,204	2,496	2,072	2,014	2,203
General and administrative	1,378	1,761	1,459	1,669	1,411	1,323	1,786	2,159
Total operating expenses	9,606	10,145	9,776	10,200	10,101	9,649	10,569	10,347
Operating income (loss)	(5,196)	(5,732)	(3,950)	(4,866)	(4,249)	(4,087)	(5,563)	(5,626)
Financial income (expense):
Interest income (expense), net	(628)	(916)	(1,062)	(1,080)	(1,038)	(1,194)	(1,202)	(1,178)
Other financial expense	—	(83)	—	—	—	—	—	—
Convertible debt amendments	—	—	—	—	—	—	—	(322)
Change in the fair value of convertible debt embedded derivative	(3,127)	1,544	—	—	—	—	—	—
Foreign exchange gain (loss)	(212)	196	(61)	670	(246)	(626)	(90)	(439)
Profit (Loss) before income taxes	(9,163)	(4,991)	(5,073)	(5,276)	(5,533)	(5,907)	(6,855)	(7,565)
Income tax expense (benefit)	66	70	53	95	71	83	65	81
Profit (Loss)	$(9,229)	$(5,061)	$(5,126)	$(5,371)	$(5,604)	$(5,990)	$(6,920)	$(7,646)

(1)	Includes share-based compensation as follows:

	Three months ended
	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017
	(in thousands) (unaudited)
Cost of revenue	$4	$4	$4	$—	$3	$2	$2	$—
Operating expenses	250	222	179	459	338	305	308	680
Share-based compensation	$254	$226	$183	$459	$341	$307	$310	$680

The following table sets forth a summary of our quarterly statement of operations as a percentage of total revenue:

	Three months ended
	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017
	(% of revenue) (unaudited)
Revenue:
Product revenue	58	78	76	86	78	77	78	77
Other revenue	42	22	24	14	22	23	22	23
Total revenue	100	100	100	100	100	100	100	100
Cost of revenue:
Cost of product revenue	44	47	47	56	48	53	50	53
Cost of other revenue	8	8	6	5	5	5	6	5
Total cost of revenue	53	55	53	62	53	58	56	58
Gross profit	47	45	47	38	47	42	44	42
Operating expenses:
Research and development	72	70	51	45	50	47	60	53
Sales and marketing	16	15	15	16	20	16	18	19
General and administrative	15	18	12	12	11	10	15	20
Total operating expenses	103	103	78	73	81	73	93	92
Operating income (loss)	(56)	(58)	(32)	(35)	(34)	(31)	(49)	(50)
Financial income (expense):
Interest income (expense), net	(7)	(9)	(9)	(8)	(8)	(9)	(11)	(10)
Other financial expense	—	(1)	—	—	—	—	—	—
Convertible debit amendments	—	—	—	—	—	—	—	(3)
Change in the fair value of convertible debt embedded derivative	(33)	16	—	—	—	—	—	—
Foreign exchange gain (loss)	(2)	2	—	6	(2)	(5)	(1)	(4)
Profit (Loss) before income taxes	(98)	(50)	(41)	(37)	(44)	(45)	(61)	(67)
Income tax expense (benefit)	1	1	—	1	1	—	—	1
Profit (Loss)	(99)	(51)	(41)	(38)	(45)	(45)	(61)	(68)
While the overall trend in product revenue was showing growth in 2016 as more design wins began shipping, product revenues decreased during the second half of 2017 due to weakness in our broadband business primarily related to subscription pricing changes made by a large U.S. operator impacting end product sales for two of our customers. This was offset on an annual if not quarterly basis by strong growth of the IoT business. We continue to have some volatility in quarterly revenue as many of the new design wins either ramp with some delay versus expectations, or do not ramp smoothly over time. Other revenue has an inherent fluctuation due to the timing of the execution of software licenses and the timing of performance milestones in development service agreements. Other revenue in first quarter of 2016 was unusually high due a number of new development services starting.
Cost of product revenue in general increased and decreased, consistent with the increases and decreases in product revenue quarter to quarter. Cost of other revenue decreased in 2017 compared to 2016 reflecting the decrease in development services; incremental costs incurred by the Company and related to development service agreements negotiated with customers and partners to develop services are recorded in cost of other revenue.
In the first three quarters of 2016, gross margin remained above 45%. In the fourth quarter of 2016, gross margin declined to 38% reflecting the impact of sales of lower margin modules in the product mix and a lower contribution from high margin other revenues. Gross margin remained below 45% in 2017 (except in the first quarter of 2017) as we continued to generate a significant portion of our revenues from our LTE modules with lower margins than our chip solutions.
Research and development expenses decreased in the third quarter of 2016, reflected seasonality and some support resources becoming dedicated to customer support and therefore reallocated to sales and marketing expense. Research and development expense in the fourth quarter of 2016 then remained flat compared to the third quarter due to the benefit of more resources being allocated to projects which qualified for research grant recognition which therefore reduced expense. In the first quarter of 2017, research and development expenses decreased, reflecting an increase in R&D tax credit. Starting second quarter of 2017, we met the criteria to start capitalizing development costs of the chipsets for LTE Category M, the Monarch and Monarch 2. Research and development expenses increased in the third quarter of 2017 reflecting lower capitalized costs and higher staff costs. Fourth quarter 2017 research and development expenses decreased, primarily due to higher recognition of grants and research tax credit.
Sales and marketing expense increased in 2017 compared to 2016. The increase reflects some hiring of new sales personnel beginning in mi-2016 and in marketing team early in 2017.
General and administrative expense has tended to increase slightly over time. Fourth quarter of 2017 increased significantly, primarily due to a stock based compensation expenses.
Interest expense increased from the second quarter of 2016 due to an additional convertible debt issued in April 2016. Interest income was insignificant. In 2016, financial income (expense) was impacted by the change in fair value related to the reevaluation of the embedded derivatives in the convertible debt issuances, which values became fixed in the second quarter of 2016. The fourth quarter of 2017 reflected the impact of the convertible debt amendments signed on October 31, 2017. Foreign exchange gains and losses resulted primarily from the change in the U.S. dollar to euro exchange rate and remeasurement of euro-based assets and liabilities at settlement or balance sheet date.
We have yet to experience an established pattern of seasonality. However, business activities in Asia generally slow-down in the first quarter of each year during the Chinese New Year period, which could harm our sales and results of operations during the period.

B.	Liquidity and Capital Resources
Sources of Liquidity
Our cash and cash equivalents and short-term investments were $3.3 million at December 31, 2017. We believe that our available cash and cash equivalents, proceeds from government funding of research programs and proceeds from expected financing activities (from institutional or strategic investors, or from the capital markets) will be sufficient to fund our operations for at least the next 12 months.
Since inception, we have financed our operations primarily through proceeds from the issues of our shares and convertible notes, which totaled €54.7 million ($73.1 million) from 2004 to the end of 2010; from the $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011 and from $75.6 million in net proceeds from our follow-on public offerings in February and November 2013, September 2016 and June 2017. In January 2018, we raised an additional net proceeds of $20.9 million from a follow-on public offering.
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from qualifying customers. The Company transfers to the finance company all invoices issued to qualifying customers and the customers are instructed to settle the invoices directly with the finance company. At December 31, 2017, $7.4 million had been drawn on the line of credit and recorded as a current borrowing.
In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. The total funding will amount to €7.0 million ($9.0 million) comprising a portion in the form of a grant (€3.0 million or $3.8 million) and a portion in the form of a loan (€4.0 million or $5.2 million). The funding will be paid in three installments: the first tranche at the contract signature date, the second and the third installments after milestones defined in the contract. The advance will be repaid from June 30th, 2018 to June 30th, 2020 and bears interests at a 1.53% fixed contractual rate. In 2014, the Company received €2.1 million ($2.7 million) as grant and €1.0 million ($1.2 million) as a loan. In 2016 and 2017, the Company received €0.6 million and €1 million, respectively ($0.6 million and $1.1 million, respectively) as a loan. The next funding is expected to be received by the end of 2018 for approximately $2.9 million.
In April 2015, we completed the sale of a $12 million convertible note in a private placement transaction. The convertible note matures in April 2019 (after the amendment signed in October 2017 to extend the term of one year) and bears interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The note is convertible, at the holder’s option, into the company’s ADSs at a conversion rate of 540.5405 ADSs for each $1,000 principal amount of the note, subject to certain adjustments, which equates to an initial conversion price of $1.85 per ADS.
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
In January 2016, Bpifrance provided a funding to the Company for a new long-term research project, estimated to be completed over a 27-month period. The total of the funding amounts to €2.1 million ($2,3 million) comprising a portion in the form of a grant (€60.7 million or $0.7 million) and a portion in the form of a forgivable loan (€1.4 million or $1,6 million). The funding will be paid in four installments: the first tranche at the contract signature date, the second, the third and the fourth installments after milestones defined in the contract.The forgivable loan advance will be repaid, except if the project is a commercial failure, from July 1, 2019 to July 1, 2023 and bears interests at a 1.17% fixed contractual rate. In 2016, the Company received €0.3 million ($0.4 million) as grant. In 2017, the Company received €0.2 million ($0.2 million) as grant and €1.2 million ($1.4 million) as a loan. The next funding is expected to be received by the end of 2018 for approximately $0.4 million.
On April 27, 2016, we raised net proceeds of $7.0 million from the sale of convertible notes to certain institutional investors in a private placement transaction. The convertible notes mature in April 2020 (after the amendment signed in October 2017 to extend the term of one year) and bear interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The notes are convertible, at the holder’s option, into the Company’s ADSs at $2.25. (the initial conversion price was $2.7126 per ADS and was decreased to $2.25 per ADS in the amendment signed in October 2017).
On January 17, 2018, the Company increased its capital in connection with a public offering by issuing 12,500,000 ordinary shares at $1.60 per share, with participation by Bpifrance (3,125,000 shares), Nokomis Capital, L.L.C (3,125,000 shares) and one board member (25,000 shares). On January 19, 2018, the underwriters purchased an additional 1,875,000 ordinary shares at the public offering price. The total gross proceeds from the offering amounted to $23.0 million and the related expenses costs amounted to $2.1 million resulting in a net proceeds of $20.9 million.
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Net cash used in operating activities	$(16,401)	$(15,589)	$(28,626)
Net cash used in investing activities	$(5,345)	$(5,270)	$(6,477)
Net cash from financing activities	$17,710	$32,778	$17,838
Net increase (decrease) in cash and cash equivalents	$(4,036)	$11,919	$(17,265)
Cash Flows from Operating Activities
Net cash used in operating activities during 2017 was $28.6 million, reflecting a net loss (before income tax) of $25.9 million, increases in trade and other receivables of $7.1 million and in research tax credit receivable of $1.1 million, and decreases in inventories of $1.3 million, in trade payables and other liabilities of $5.9 million, in government grant advances and deferred revenue of $2.5 million. These and other smaller working capital adjustments were a net $15.6 million use of cash. In addition, there were several non-cash charges, including depreciation and amortization of $5.6 million, non-cash interest expense of $4.6 million and share-based compensation expense of $1.6 million during the period.
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
Cash Used in Investing Activities
Cash used in investing activities during 2017, 2016 and 2015, consisted primarily of purchases of property and equipment and intangible assets of $4.2 million, $5.4 million and $5.1 million, respectively, and of capitalized development expenditures of $2.2 million, $22,000 and $0.4 million, respectively.
Cash Flows from Financing Activities
Net cash provided by financing activities was $17.8 million in 2017, reflecting $14.9 million in net proceeds from our follow-on public offering in June 2017, $1.0 million from issue of warrants and exercise of stock options/warrants, and $2.7 million proceeds from research project financing, offset by $0.3 million net repayment on the factoring line of credit and by $0.3 million payment of interest.
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
Operating and Investing Requirements
We expect our operating expenses to be slightly higher in each quarter of 2018 compared to the average quarterly rate of 2017, in particular due to the stronger euro compared to the U.S. dollar already experienced in 2018 compared to 2017 and expected increased sales in 2018. We expect that investments in tangible and intangible assets are likely to increase slightly due to increased product development activity expected in 2018.
Based on our current plans and after giving effect to our equity offering in January 2018, we currently believe that our available capital resources will be adequate to satisfy our cash requirements at least for 12 months from the date of this annual report. If our plans change, or if we do not achieve profits or if our profitability is significantly lower than anticipated, we may need additional financing.
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
We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 235 employees and consultants, at December 31, 2017, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal wireless domains, including LTE, 2G, 3G and Wi-Fi. Nearly 82% of our employee engineers have more than 10 years of experience in their specific domain, and 93% of our engineers hold masters degrees.
The ability to successfully integrate and mass-produce digital and/or RF functionality in advanced process technology with acceptable yields is a significant industry challenge. Due to the robustness of our silicon design and verification methodologies, we have demonstrated competency in repeatedly achieving production-capable products with the first version of our chip designs, reducing time to market and avoiding costs associated with additional design revisions. Each of our first three generations of 40nm LTE baseband and our first four 65nm LTE RF products, as well as our earlier 65nm WiMAX SoC products, were production-ready from the initial version of the design. We believe this experience positions us well for our migration to denser process geometry such as 28nm for our future high end products and for further integration for low cost and low power in our future chipsets for IoT. Looking ahead to future generations such as 5G, we expect this competency will serve us well as we develop ever more complex designs in more advanced process technologies.
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
Our research and development expense was $25.3 million for 2015, $26.3 million for 2016 and $25.2 million for 2017.

D.	Trend Information
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
The following table summarizes our outstanding contractual obligations at December 31, 2017 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Liabilities :
Government grant advances	$315	$93	$222	$—	$—
Research project financing	6,889	899	4,803	771	416
Government loans	2,431	656	1,033	742
Convertible debt and accrued interests	24,741	—	24,741	—	—
Trade payables	13,023	13,023	—	—	—
Interest-bearing receivables financing	7,413	7,413	—	—	—
Other liabilities	52	52	—	—	—
Other current liabilities	5,138	5,138	—	—	—
Total	$60,002	$27,274	$30,799	$1,513	$416
Off-balance sheet commitments:
Operating leases	2,107	1,072	1,035	—	—
Inventory component and equipment purchase commitments	3,686	3,439	247	—	—
Total	$5,793	$4,511	$1,282	$—	$—

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
Executive Officers and Directors
The following table sets forth information about our executive officers and directors as the date of this annual report.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	56	Chairman of the Board and Chief Executive Officer
Deborah Choate	54	Chief Financial Officer
Bertrand Debray	53	Chief Operating Officer
Didier Dutronc	58	Chief Marketing Officer
Nikhil Taluja	46	Vice President Worldwide Sales
Directors
Mailys Ferrere	55	Director
Yves Maitre	55	Director
Richard Nottenburg	64	Director
Hubert de Pesquidoux	52	Director
Dominique Pitteloud	56	Director
Alok Sharma	53	Director
Zvi Slonimsky	68	Director
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
Deborah Choate has served as our chief financial officer since July 2007. Prior to joining Sequans she was chief financial officer at Esmertec AG from September 2005 to June 2007 and at Wavecom SA, from August 1998 to August 2004, and vice president of finance at Platinum Equity from October 2004 to September 2005. Earlier in her career, she was an audit partner with Ernst & Young. Ms. Choate has over 30 years of experience in management, finance and accounting, including over 20 years working with technology companies, in particular communications hardware, software and services. Ms. Choate holds a BS from the University of California at Berkeley.
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
Directors
Mailys Ferrere has served as a director since June 2017. Ms. Ferrere currently leads Bpifrance Large Venture, a late-stage venture capital fund investing in French companies to help them grow into global leaders. Bpifrance Large Venture has invested in over 30 companies in the tech, biotech and greentech spaces, including the Company. Before joining Bpifrance Large Venture in 2013, Ms. Ferrère was an Investment Director at the Fonds Stratégique d’Investissement. Previously, she was an equity capital markets banker at a number of banks, including Natixis. Ms. Ferrere is also a board member of DBV Technologies, Valneva SE, Innate Pharma and Euronext Paris. She is a graduate of Sciences Po (IEP Paris).
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
Richard Nottenburg has served as a director since June 2016. Dr. Nottenburg is currently an investor in early stage technology companies and a business consultant. He served as president, chief executive officer, and member of the board of directors of Sonus Networks, Inc. from 2008 through 2010. From 2004 until 2008, Dr. Nottenburg was an officer with Motorola, Inc., ultimately serving as its executive vice president, chief strategy officer and chief technology officer. He served on the boards of Aeroflex Corporation from 2010 until 2014, PMC Sierra, where he was a member of the audit committee, from 2011 until 2016 and Violin Memory where he served as Chairman from 2014 until 2017. Dr. Nottenburg is currently a member of the board of directors of Verint Systems Inc., where he is chairman of the compensation committee. Dr. Nottenburg has a BSEE in Electrical Engineering from New York University, an MSEE in Electrical Engineering from Colorado State University and a PhD in Electrical Engineering from Ecole Polytechnique Federal Lausanne.
Hubert de Pesquidoux has served as a director since March 2011. Mr. de Pesquidoux is an Executive Partner at Siris Capital, a private equity firm focused on making control investments in data/telecom, technology and technology-enabled business service companies in North America. From 1991 until December 2009, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and as President of the Enterprise business from November 2006 until December 2008. Mr. de Pesquidoux was also previously a member of the Alcatel Executive Committee and held various executive positions including President and Chief Executive Officer of Alcatel North America, Chief Executive Officer of Alcatel Canada (formerly NewbridgeNetworks) and Chief Financial Officer of Alcatel USA. Mr. de Pesquidoux also served as the Chairman of the Board of Tekelec and currently serves as a director and audit committee chair of Criteo S.A., as a director of Transaction Network Services, as executive chairman of Premiere Global Services, Inc. and Mavenir Systems, Inc.  He is also a member of the University of Pittsburg Medical Center Information Technology Board of Visitors, which advises UPMC on matters generally related to information technology strategy, acquisition and implementation. Mr. de Pesquidoux holds a Master in Law from University of Nancy II, a Master in Economics and Finance from Institut d’Etudes Politiques de Paris, a DESS in International Affairs from University of Paris Dauphine and was a laureate in the “Concours Général de Droit”.
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
Dr. Alok Sharma has served as a director since January 2011. Dr. Sharma has served as the Chief Executive Officer of Stratus Silver Lining, a private cloud-based software-as-service company, since 2014. From September 2010 to December 2012, Dr. Sharma was the chief executive officer of Accelera Inc., a company focused on building network optimization software for mobile broadband networks. From February 2009 to August 2010, Dr. Sharma was the Senior Vice President, Corporate Development and Alliances, at Aviat Networks (earlier known as Harris-Stratex, Microwave Division of Harris Corporation), where he was responsible for leading corporate strategy, mergers and acquisitions, as well as the development of key strategic relationships for the company. Beginning in June 2004, Dr. Sharma was the founder and chief executive officer of Telsima Corporation, a provider of WiMAX broadband wireless solutions, until it was acquired by Aviat Networks in February 2009. Prior to Telsima, Dr. Sharma was the vice president and general manager of the Worldwide Cable Business at Juniper Networks from December 2001 to May 2003. Before Juniper Networks, Dr. Sharma was the founder and chief executive officer of Pacific Broadband Communications, which was acquired by Juniper Networks in December 2001. Prior to that, Dr. Sharma held senior management and technical positions at Hewlett Packard, Fujitsu/Amdahl, Integrated Device Technology and Siara Systems, a metro routing company acquired by Redback/Ericsson. Dr. Sharma holds a bachelor of engineering from the Indian Institute of Technology, Roorkee, India and a PhD in electrical engineering from the University of Wisconsin-Madison, and holds seven patents.
Zvi Slonimsky has served as a director since November 2006. Since 2005, Mr. Slonimsky has been chairman of the board of several Israeli high tech companies, currently including several private companies as well as Alvarion, Awear, Maradin and Surf, and previously Alvarion, Extricom, Pentalum and Teledata. He served as CEO of Alvarion Ltd. from 2001 to October 2005, following Alvarion’s establishment via merger of BreezeCOM and Floware in August 2001. Prior to the merger, Mr. Slonimsky was CEO of BreezeCom. Before that, he served as president and CEO of MTS Ltd. and was general manager of DSP Group, Israel. Earlier in his career, he held senior positions at several Israeli telecom companies, including C.Mer and Tadiran. Mr. Slonimsky holds a BSEE and a MSEE from the Technion Israel Institute for Technology and an MBA from Tel-Aviv University.

B.	Compensation
Compensation of Executive Officers and Directors
The aggregate compensation paid and benefits in kind granted by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2017 was approximately $3.6 million. For the year ended December 31, 2017, we estimate that approximately $15,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Our non-employee directors are entitled to the following annual compensation:

Attendance fees	$20,000
Attendance fees for lead independent director	$20,000
Attendance fees for board committee chairperson
Audit committee	$12,000
Compensation committee	$9,000
Nominating and corporate governance committee	$5,000
Attendance fees for board committee members
Audit committee	$6,000
Compensation committee	$4,500
Nominating and corporate governance committee	$2,500
In addition, our non-employee directors are also entitled to the following equity awards:

Annual award for continuing board members(1)(2)	Warrants to purchase 30,000 shares

(1)
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

(2)	All such awards will become fully vested upon a change of control.

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
From 2004 through April 6, 2018, our shareholders have approved and authorized the issuance of an aggregate of 15,335,500 shares under our equity plans. At April 6, 2018, there were outstanding stock options, founders warrants and warrants to purchase a total of 6,129,043 of our shares issued under our equity plans at a weighted average exercise price of $3.32, of which 2,896,200 were held by our directors and executive officers at a weighted average exercise price of $3.29 per share. Of these outstanding stock options, founders warrants and warrants, at April 6, 2018, options and warrants to purchase 4,597,602 ordinary shares were vested and exercisable, of which 2,217,743 were held by our directors and executive officers. At April 6, 2018, there were 1,745,989 unvested restricted share awards outstanding, of which 996,875 were held by our directors and executive officers. As of April 6, 2018, 193,931 restricted shares (118,125 held by our directors and executive officers) had vested but were not yet freely transferable under the restrictions of the plans.
The stock options, founders warrants and warrants granted under each of our equity plans were granted on substantially the same terms. In general, vesting of the stock options and founders warrants occurs over four years, with 25% vesting after an initial 12 months and the remaining 75% vesting monthly over the remaining 36 months or twelve quarters, or may be immediate when linked to employee performance. Restricted shares also generally vest over four years with either 25% vesting after an initial 12 months or 50% vesting after the initial 24 months, and the remainder vesting over the remaining 12 or 8 quarters, respectively. In 2017, we added a restricted share plan with vesting based on company financial performance over two years. In addition, restricted shares cannot be sold during the first 24 months after the grant date. In general, vesting of other warrants may be either on a monthly basis over a two-year or four-year period, or may be immediate, depending on the nature of the service contract with the consultant or adviser. The stock options, founders warrants and warrants generally expire ten years after the date of grant if not exercised earlier. In general, when a stock option, restricted share or founders warrant holder’s employment service with us, or a warrant holder’s service with us, terminates for any reason, his or her stock options or restricted shares or founders warrants or warrants, as the case may be, will no longer continue to vest following termination. The holder may exercise any vested stock options or founders warrants or warrants for a period of 30-90 days. In the event of death, the holder’s heirs or beneficiaries shall have a period of six months to exercise such founders warrants, stock options or warrants. In the event that a third party acquires a 100% interest in us, an employee holder of stock options, restricted shares and founders warrants, who is subsequently dismissed has the right to exercise all of his or her options or warrants within 30 days, notwithstanding the current vesting schedule, and all unvested restricted shares shall vest immediately, conditional upon such dismissal being at least one year from grant date and subject to the same requirement to hold the restricted shares until two years from the grant date. In the event of a change of control, as defined in the warrant equity plans subject to vesting, warrants that are not yet exercisable will become exercisable for 30 days following the effective date of the change of control.
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
The following table provides information regarding the options to purchase our ordinary shares and restricted shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or have options to purchase more than one percent of our ordinary shares as of April 6, 2018:

	Restricted Shares (1)			Options
Name (Title)	Number Unvested	Number Vested, Trading Restricted	Grant Date Fair Value	Number	Exercise Price	Expiration Date
Dr. Georges Karam, Chairman and Chief Executive Officer	206,250	93,750	$1.73	500,000	€6.26 ($7.67)	Mar. 8, 2021
	225,000		$3.67	50,000	$2.04	Dec. 13, 2022
	150,000		$3.67	150,000	$1.90	Dec. 12, 2023
	350,000		$1.73	170,000	$1.58	July 22, 2024
				130,000	$1.25	Dec. 11, 2024
				98,000	$1.94	Apr. 21, 2025
				170,000	$1.55	July 20, 2025
				100,000	$1.97	Dec. 14, 2025
Bertrand Debray, Chief Operating Officer	20,625	9,375	$1.73	150,000	€6.26 ($7.67)	Mar. 8, 2021
	30,000		$1.78	24,000	$2.04	Dec. 13, 2022
				24,000	$1.90	Dec. 12, 2023
				50,000	$1.58	July 22, 2024
				28,000	$1.25	Dec. 11, 2024
				50,000	$1.55	July 20, 2025
				24,000	$1.97	Dec. 14, 2025

(1) The restricted shares also vest over four years with 25% vesting after an initial 12 months and the remainder vesting over the remaining 36 months. The restricted shares cannot be sold during the first 24 months after the grant date.

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
Our board of directors currently consists of eight directors. Under our by-laws, our board of directors may comprise up to nine members. Pursuant to the amendment of the terms of the convertible debt agreement with Nokomis Capital LLC, one of our major shareholders and largest debt holder, Dr. Karam has agreed to support the designation of a director by Nokomis Capital LLC to serve on our board. Nokomis Capital LLC has informed us that it intends to designate a director for election to our board at the next annual meeting of shareholders, which would increase the number of directors on our board to nine members. Our board of directors has determined that each of Messrs. Maitre, Nottenburg, de Pesquidoux, Pitteloud and Slonimsky and Ms. Ferrere qualify as independent under the applicable rules and regulations of the SEC and the NYSE.
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

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2018
Yves Maitre	Director	2014	2020
Richard Nottenburg	Director	2016	2019
Hubert de Pesquidoux	Director	2011	2020
Dominique Pitteloud	Director	2005	2019
Alok Sharma	Director	2011	2019
Zvi Slonimsky	Director	2006	2018
Mailys Ferrere	Director	2017	2020
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
At December 31, 2017, we had 238 full-time employees, of whom 149 were located in France, 26 were in the United Kingdom, 19 were in the United States, 11 were in China, 11 were in Singapore, 8 were in Israel, 6 were in Taiwan, 4 were in Sweden, and there was one employee in each of India, South Korea, Ukraine and Hong Kong. Management considers labor relations to be good. We also have independent contractors and consultants. At December 31, 2017, we had 35 dedicated engineers from Global Logic in Ukraine for software development and testing, and also had 18 independent contractors in both research and development and sales and marketing in France, Finland, the United States and Japan.
At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2015	2016	2017
Department:
Research and development	153	148	185
Sales and marketing	18	41	26
General and administration	19	17	19
Operations	6	7	8
Total	196	213	238
Geography:
Europe, Middle East, Africa	152	165	188
Asia	28	28	31
Americas	16	20	19
Total	196	213	238

E.	Share Ownership
For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B.—Compensation—Equity Plans” and “Item 7.A—Major Shareholders.”E
Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of April 6, 2018:

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
For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 94,453,448 ordinary shares outstanding as of April 6, 2018.
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

	Ordinary Shares Beneficially Owned
	Number	Percent
5% Shareholders
Bpifrance Participations(1)	12,085,561	12.8%
Nokomis Capital, L.L.C.(2)	9,609,513	10.0%
AWM Investment Co. Participations(3)	7,356,057	7.8%
Dr. Georges Karam(4)	4,064,617	4.3%
Executive Officers and Directors
Dr. Georges Karam(4)	4,064,617	4.3%
Deborah Choate(5)	339,253	*
Bertrand Debray(6)	1,174,367	1.2%
Didier Dutronc(7)	91,970	*
Mailys Ferrere	-	-
Yves Maitre(8)	99,697	*
Richard Nottenburg(9)	613,340	*
Hubert de Pesquidoux(10)	102,737	*
Dominique Pitteloud(11)	120,334	*
Alok Sharma(12)	90,515	*
Zvi Slonimsky(13)	110,724	*
Nikhil Taluja(14)	101,306	*
All executive officers and directors as a group (12 persons)(15)	6,908,859	7.1%

*	Represents beneficial ownership of less than 1%.

(1)
Based on a Schedule 13D/A filed with the SEC on January 18, 2018 and information provided to the Company. Includes 12,085,561 shares held by Bpifrance Participations S.A., or Bpifrance. Bpifrance is the wholly owned subsidiary of BPI-Groupe (bpifrance), or BPI. The Caisse des Dépôts et Consignations, or CDC, and EPIC BPI-Groupe, or EPIC, each hold 50% of the share capital of BPI and jointly control BPI. Nicolas Dufourcq is the Chief Executive Officer of Bpifrance and he may be deemed to have shared voting and investment power over the shares held by Bpifrance. Paul-François Fournier is the director of the Innovation Business Unit of Bpifrance and Maïlys Ferrère is the director of the Large Venture Fund of Bpifrance, and they may be deemed to have shared voting and investment power over the shares held by Bpifrance. None of BPI, CDC, EPIC, Nicolas Dufourcq, Paul-François Fournier or Maïlys Ferrère holds any shares directly. BPI may be deemed to be the beneficial owner of 12,085,561 shares, indirectly through its sole ownership of Bpifrance. CDC and EPIC may be deemed to be the beneficial owner of 12,085,561 shares, indirectly through their joint ownership and control of BPI. Nicolas Dufourcq. Paul-François Fournier and Maïlys Ferrère disclaim beneficial ownership of the shares held by Bpifrance. The principal address for Bpifrance, BPI, EPIC, and Nicolas Dufourcq is 6-8 Boulevard Haussmann, 75009 Paris, France.

(2)
Based on a Schedule 13D/A filed with the SEC on January 23, 2018. Includes 7,628,513 shares held by Nokomis Capital, L.L.C., or Nokomis Capital, purchased by Nokomis Capital through the accounts of certain private funds and managed accounts (collectively, the Nokomis Accounts) and approximately 1,981,000 Ordinary Shares receivable upon conversion of presently convertible notes. Nokomis Capital is prohibited from converting the presently convertible notes held by them to obtain ownership in excess of 9.9%. Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the voting and disposition of the shares held by the Nokomis Accounts. As the principal of Nokomis Capital, Brett Hendrickson holds voting and investment power with respect to all securities beneficially owned by the Nokomis Accounts. The address of Nokomis Capital is 2305 Cedar Springs Rd., Suite 420, Dallas, TX 75201.

(3)
Based on a Schedule 13G/A filed with the SEC on February 13, 2018. Includes 7,356,057 shares held by AWM Investment Company, Inc., a Delaware corporation (“AWM”), that is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Island limited partnership ("CAYMAN"), Special Situations Fund III QP, L.P., a Delaware limited partnership ("SSFQP") Special Situations Private Equity Fund, L.P., a Delaware limited partnership ("SSPE"), Special Situations Technology Fund, L.P., a Delaware limited partnership ("TECH") and Special Situations Technology Fund II, L.P., a Delaware limited partnership ("TECH II"), (CAYMAN, SSFQP, SSPE, TECH and TECH II, will hereafter be referred to as the “Funds”). As the investment adviser to the Funds, AWM holds sole voting and investment power over 669,594 shares of Common Stock of the Issuer (the “Shares”) held by CAYMAN, 2,009,183 shares held by SSFQP, 840,276 shares held by SSPE, 806,563 Shares held by SSPE, 572,627 Shares held by TECH and 3,298,090 Shares held by TECH II. Austin W. Marxe ("Marxe"), David M. Greenhouse ("Greenhouse?) and Adam C. Stettner (?Stettner?) are members of: SSCayman, L.L.C., a Delaware limited liability company ("SSCAY"), the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership ("MGP"), the general partner of SSFQP; MG Advisers, L.L.C., a New York limited liability company ("MG"), the general partner of SSPE; and SST Advisers, L.L.C., a Delaware limited liability company ("SSTA"), the general partner of TECH and TECH II. Marxe, Greenhouse and Stettner are also controlling principals of AWM. The principal business address for AWM is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022. Excludes 1,250,000 ADSs purchased in the January 2018 follow-on public offering.

4)	Includes 1,242,833 shares subject to options that are exercisable and restricted shares that vest within 60 days of April 6, 2018.

5)	Includes 339,253 shares subject to options that are exercisable and restricted shares that vest within 60 days of April 6, 2018.

6)	Includes 120,000 shares held by Mr. Debray as custodian for his sons. Includes 321,000 shares subject to options that are exercisable and restricted shares that vest within 60 days of April 6, 2018.

7)	Includes 46,667 shares subject to options that are exercisable and restricted shares that vest within 60 days of April 6, 2018.

8)	Includes 38,334 shares subject to warrants that are exercisable within 60 days of April 6, 2018.

9)	Includes 13,333 shares subject to warrants that are exercisable within 60 days of April 6, 2018.

10)	Includes 60,334 shares subject to warrants that are exercisable within 60 days of April 6, 2018.

11)	Includes 60,334 shares subject to warrants that are exercisable within 60 days of April 6, 2018.

12)	Includes 60,334 shares subject to warrants that are exercisable within 60 days of April 6, 2018.

13)	Includes 60,334 shares subject to warrants that are exercisable within 60 days of April 6, 2018.

14)	Includes 83,125 shares subject to to options that are exercisable and restricted shares that vest within 60 days of April 6, 2018.

15)	Includes 2,285,577 shares subject to options and warrants that are exercisable and restricted shares that vest within 60 days of April 6, 2018.
None of our principal shareholders have voting rights different than our other shareholders.
At April 6, 2018, there were 94,242,240 of our ADSs outstanding, representing 94,242,240 our ordinary shares or 99.8% of our outstanding ordinary shares. At such date, there were 155 holders of record registered with the Bank of New York Mellon, depositary of our ADSs.

B.	Related Party Transactions
Since January 1, 2017, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders.
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
Agreements with Major Shareholders
In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding remains unchanged and amounts to €6,967,000 ($8,988,000) comprising a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The funding will be paid in three installments: the first tranche at the contract signature date, the second and the third installments after milestones defined in the contract. The forgivable loan advance will be repaid, except if the project is a commercial failure, from June 30, 2018 to June 30, 2020 and bears interests at a 1.53% fixed contractual rate. In the event of commercial success, defined as sales of the product developed under this program in excess of €350 million ($425 million) during a period of three years, then the Company shall pay a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project.
In April 2015, we completed the sale of a $12 million convertible note to an affiliate of Nokomis Capital, L.L.C. in a private placement transaction. The convertible note was to mature in April 2018 and bears interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The note is convertible, at the holder’s option, into the company’s ADSs at a conversion rate of $1.85 per ADS. On April 27, 2016, we completed the sale of a $6.0 million convertible note to an affiliate of Nokomis Capital, L.L.C. in a private placement transaction. The convertible note was to mature in April 2019 and bear interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The notes are convertible, at the holder’s option, into the Company’s ADSs at a conversion price of $2.7126 per ADS. In 2017, we amended the terms of both notes to extend the maturity dates each by one year and to change the conversion price of the notes issued in 2016 from $2.7126 per ADS to $2.25 per ADS. As part of the agreement, a representative of Nokomis Capital, L.L.C. became a board observer in November 2017 and will be nominated to become a board member at the next annual shareholders' meeting.
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
In January 2016, Bpifrance provided funding to the Company for a new long-term research project, estimated to be completed over a 27-month period. The total of the funding amounts to €2,095,000 ($2,288,000) comprising a portion in the form of a grant (€668,000 or $729,000) and a portion in the form of a forgivable loan (€1,427,000 or 1,558,000). The funding will be paid in four installments: the first tranche at the contract signature date, the second, the third and the fourth installments after milestones defined in the contract. The forgivable loan advance will be repaid, except if the project is a commercial failure, from July 1, 2019 to July 1, 2023 and bears interests at a 1.17% fixed contractual rate. In the event of commercial success, defined as sales of the product developed under this program in excess of €3 million ($3.3 million), then the Company shall pay for 4 consecutive years after the date of the termination of the refund 13% of the revenues generated by the sales of the products or services (up to a maximum of €600,000, or $655,000, over a period of 10 years).
On January 18, 2018, Bpifrance Participations and Nokomis Capital, L.L.C. each purchased 3,125,000 ADSs, each ADS representing one ordinary share, at a price of $1.60 per ADS in connection with our public offering in which we issued a total of 14,375,000 ordinary shares.
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
Legal Proceedings
On August 9, 2017, a putative securities class action captioned Andrew Renner v. Sequans Communications S.A., Georges Karam, and Deborah Choate (Case 1:17-cv-04665) was filed in the U.S. District Court for the Eastern District of New York. The plaintiff alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based on purported misrepresentations regarding Sequans’ revenue recognition policy in the Company’s Form 20-F annual reports filed on April 29, 2016 and March 31, 2017. The complaint seeks unspecified damages and costs and fees. On August 10, 2017, an almost identical class action complaint captioned Kevin Shillito v. Sequans Communications S.A., Georges Karam, and Deborah Choate (Case 2:17-cv-04707) was filed in the same court. On September 28, 2017, the Shillito action was consolidated with the Renner action. On October 10, 2017, candidates to be lead plaintiff filed motions to appoint a lead plaintiff and lead counsel. On February 6, 2018, the Court appointed lead plaintiffs and lead counsel.  Lead plaintiffs filed their Consolidated Amended Complaint (the “CAC”) on April 9, 2018, which did not significantly alter the allegations made in the earlier pleadings. Pursuant to a prior stipulation and order, the Company, Mr. Karam and Ms. Choate have until May 24, 2018 to answer, move or otherwise respond to the CAC.
We are not a party to any other material legal proceedings.
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
No significant changes have occurred since December 31, 2017, except as otherwise disclosed in this annual report.
Item 9. The Offer and Listing

A.	Listing Details
Our ADSs have been listed on the New York Stock Exchange under the symbol “SQNS” since April 15, 2011. Prior to that date, there was no public trading market for ADSs or our ordinary shares. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the New York Stock Exchange:

	High	Low
Year ending December 31, 2013:	$1.74	$1.80
Year ending December 31, 2014:	$3.40	$1.18
Year ending December 31, 2015:	$2.00	$1.01
Year ending December 31, 2016:
First Quarter	$3.00	$1.53
Second Quarter	$2.75	$1.75
Third Quarter	$2.47	$1.61
Fourth Quarter	$2.09	$1.65
Year ending December 31, 2017:
First Quarter	$3.02	$1.87
Second Quarter	$4.75	$2.65
Third Quarter	$3.95	$2.55
Fourth Quarter	$3.20	$1.68
Last Six Months
October	$3.20	$1.73
November	$2.16	$1.75
December	$1.95	$1.68
January	$2.61	$1.72
February	$1.82	$1.44
March	$1.91	$1.55
On April 6, 2018, the last reported sale price of our ADSs on the New York Stock Exchange was $1.63 per share.

B.	Plan of Distribution
Not applicable.

C.	Markets
Our ADS have been listed on the New York Stock Exchange under the symbol “SQNS” since April 15, 2011.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

Item 10. Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
The information set forth in our Registration Statement on Form F-3 (File No. 333-221919), filed with the SEC on December 6, 2017, under the heading “Description of Share Capital” is incorporated herein by reference.

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
Based on the character of our gross income and the average value of our passive assets relative to the gross value of our assets for the taxable year ended December 31, 2017, we do not believe we were a PFIC for 2017. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2018 or any other future year until after the close of that year. While we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of the ADSs has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether we are a PFIC, there can be no assurance that we will not be a PFIC for any taxable year.
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

As of January 1, 2018, dividends paid by a French company to individual non-French holders are generally subject to a 12.8% withholding tax. Such 12.8% withholding tax rate can be increased to 75% if the dividend is paid towards Non-cooperative States or territories (as mentioned above) irrespective of the tax residence of the beneficiary of the dividends. Such withholding tax rates may, however, be reduced by application of a tax treaty with France.
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
Wealth Tax
As of January 1, 2018, the French wealth tax namely the Impôt de Solidarité sur la Fortune (“ISF”) is replaced by the Impôt sur la Fortune Immobilière (“IFI”). The IFI generally applies to real estate assets to the extent that their net value exceeds €1,300,000. Therefore, all other movable assets (tangible assets, shares, life insurance, cash, etc.) is excluded from the tax base, unless their underlying assets (direct or indirect) consist of real estate assets or rights. However, a general exclusion applies to real estate assets owned by companies pursuing a commercial, industrial, craft, agricultural or liberal activity when the taxpayer (together with the members of its tax household) holds directly or indirectly less than 10% of the share capital or the voting rights of the company. As a result, Qualifying U.S. Holders will not be subject to French IFI in respect of their shareholding in the Company.

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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We had cash and cash equivalents and short-term investments totaling $8.7 million, $20.5 million and $3.3 million, at December 31, 2015, 2016 and 2017, respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. Short-term investments are investments in deposits or money market funds with terms greater than 90 days but less than one year. The primary objectives of our investment activities are to preserve principal, and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2017 would not have a material effect on interest income.
Foreign Currency Risk
We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan, the Swedish krona and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, based on the weighted average rate of exchange in our financial statements for the year ending December 31, 2017, we estimate the impact, in absolute terms, on operating expenses for 2017, would have been $2.3 million.

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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2017, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
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
Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).
Based on our assessment, management believes that as of December 31, 2017 our internal control over financial reporting is effective based on these criteria.
The Company’s independent registered public accounting firm, Ernst & Young Audit, has issued a report on the Company’s internal control over financial reporting:

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Sequans Communications S.A.:
Opinion on Internal Control over Financial Reporting
We have audited Sequans Communications S.A.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), ( the COSO criteria). In our opinion, Sequans Communications S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, cash flows and changes in equity (deficit) for each of the three years in the period ended December 31, 2017 and the related notes, and our report dated April 12, 2018 expressed an unqualified opinion.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
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
Definitions and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Ernst & Young Audit
/s/ Ernst & Young Audit
Paris-La Défense, France
April 12, 2018

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
Item 16C. Principal Accountant Fees and Services
Ernst & Young Audit has served as our independent registered public accounting firm for 2016 and 2017. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2016	2017
	(euros in thousands)
Audit Fees	$575	$529
Audit-Related Fees	—
Tax Fees	—	—
All Other Fees	—	—
Total	$575	$529
“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents, provision of comfort letters, and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. There were no “Tax Fees” or “Other Fees” billed or paid during 2016 or 2017.
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

Item 16H. Mine Safety Disclosure
Not applicable.

PART III
Item 17. Financial Statements
See pages F-1 through F-45 of this annual report.
Item 18. Financial Statements
Not applicable.
Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	By-laws (statuts) of Sequans Communications S.A. effective January __, 2018 (English translation)
2.2
Form of Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.2 to Registration No. 333-173001)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)
4.1(a)	Stock Option Subscription Plans—2008-1, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.1 to Registration No. 333-173001)
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

4.1(f)	Stock Option Subscription Plan—2016-1 (incorporated by reference to Exhibit 99.1 to Registration No. 333-214444)
4.1(e)	Stock Option Subscription Plan—2017-1 (incorporated by reference to Exhibit 99.1 to Registration No. 333-219430)
4.2(a)	BSA Subscription Plans—2007-1, 2007-2, 2008-1, 2008-2, 2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2010-2-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.2 to Registration No. 333-173001)
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
4.11
BSA (Warrants) Issuance Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 4.12 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)

4.12
Consulting Agreement with Alok Sharma, member of the board of directors, dated December 10, 2014 (incorporated by reference to Exhibit 4.13 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)

4.13
Convertible Note Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated April 14, 2015 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on April 15, 2015)

4.14
Convertible Promissory Note issued by Sequans Communications S.A. to Nokomis Capital Master Fund, LP on April 14, 2015 (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on April 15, 2015)

4.15
Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated September 14, 2015 (English translation) (incorporated by reference to Exhibit 4.15 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)

4.16
Interest-Free Innovation Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated August 17, 2015 (English translation) (incorporated by reference to Exhibit 4.16 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)

4.17
BSA (Warrants) Issuance Agreement, dated June 29, 2015 (incorporated by reference to Exhibit 4.17 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)

4.18
Convertible Note Agreement by and between Sequans Communications S.A. and the purchasers signatory thereto, dated April 27, 2016 (including the Form of Convertible Promissory Note attached thereto as Exhibit B) (incorporated by reference to Exhibit 4.18 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)

4.18(a)
Amendment No 1 to the Convertible Note Agreement dated April 14, 2015 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated June 30, 2017 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on August 1, 2017)

4.18(b)
Amendment No 1 to the Convertible Note Agreement dated April 27, 2016 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated June 30, 2017 (incorporated by reference to Exhibit 99.3 to the Form 6-K filed with the SEC on August 1, 2017)

4.18(c)
Amendment No 1 to the Convertible Note Agreement dated April 27, 2016 by and between Sequans Communications S.A. and Manatuck Hill Scout Fund, LP dated June 30, 2017 (incorporated by reference to Exhibit 99.4 to the Form 6-K filed with the SEC on August 1, 2017)

4.18(d)
Amendment No 2 to the Convertible Note Agreement dated April 14, 2015 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated October 30, 2017 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on October 31, 2017)

4.18(e)
Amendment No 2 to the Convertible Note Agreement dated April 27, 2016 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated October 30, 2017 (incorporated by reference to Exhibit 99.3 to the Form 6-K filed with the SEC on October 31, 2017)

4.18(f)
Amendment No 2 to the Convertible Note Agreement dated April 27, 2016 by and between Sequans Communications S.A. and Manatuck Hill Scout Fund, LP dated October 30, 2017 (incorporated by reference to Exhibit 99.4 to the Form 6-K filed with the SEC on October 31, 2017)

Exhibit Number	Description of Exhibit
4.19	Restricted Share Award Plan 2016-1 (incorporated by reference to Exhibit 99.2 to Registration No. 333-214444)
4.20	BSA (Warrants) Subscription Plan 2016-1 (incorporated by reference to Exhibit 99.3 to Registration No. 333-214444)
4.21	BSA (Warrants) Subscription Plan 2016-2 (incorporated by reference to Exhibit 99.4 to Registration No. 333-214444)
4.22	BSA (Warrants) Issuance Agreement, dated June 28, 2016 (incorporated by reference to Exhibit 99.5 to Registration No. 333-214444)
4.23	Restricted Share Award Plan 2016-2 (incorporated by reference to Exhibit 99.1 to Registration No. 333-215911)
4.24	Restricted Share Award Plan 2017-1 (incorporated by reference to Exhibit 99.2 to Registration No. 333-219430)
4.25	Restricted Share Award Plan 2017-2 (incorporated by reference to Exhibit 99.1 to Registration No. 333-219430)
4.26	Restricted Share Award Plan 2017-3 (incorporated by reference to Exhibit 99.1 to Registration No. 333-219430)
4.27	BSA (Warrants) Subscription Plan 2017-1 (incorporated by reference to Exhibit 99.3 to Registration No. 333-219430)
4.28	BSA (Warrants) Subscription Plan 2017-2 (incorporated by reference to Exhibit 99.4 to Registration No. 333-219430)
4.29	BSA (Warrants) Issuance Agreement, dated June 30, 2017 (incorporated by reference to Exhibit 99.5 to Registration No. 333-219430)
4.30
Board Observer Rights agreement dated October 30, 2017 by and among Sequans Communications S.A and Nokomis Capital Master Fund, LP (incorporated by reference to Exhibit 99.5 to the Form 6-K filed with the SEC on October 31, 2017)

4.31	Standstill Agreement by and among Sequans Communications S.A and Nokomis Capital Master Fund, LP (incorporated by reference to Exhibit 99.6 to the Form 6-K filed with the SEC on October 31, 2017)
8.1*	List of Subsidiaries
12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Audit, independent registered public accounting firm

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman

Date: April 12, 2018

Sequans Communications S.A.
Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sequans Communications S.A.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. (the “Company”) as of December 31, 2015, 2016 and 2017, and the related consolidated statements of operations, comprehensive loss, consolidated cash flows and changes in equity (deficit) for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”. In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as endorsed by the European Union.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 12, 2018 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young Audit
We have served as the Company’s auditor since 2008.

/s/ Ernst & Young Audit

Paris-La Défense, April 12, 2018

Sequans Communications S.A.
Consolidated Statements of Operations

		Year ended December 31,
	Note	2015	2016	2017
		(in thousands, except share and per share amounts)
Revenue:
Product revenue		$24,669	$34,581	$37,353
Other revenue		7,863	10,998	10,910
Total revenue	3	32,532	45,579	48,263
Cost of revenue:
Cost of product revenue		17,970	22,574	24,725
Cost of other revenue		1,481	3,022	2,397
Total cost of revenue	4.2	19,451	25,596	27,122
Gross profit		13,081	19,983	21,141
Operating expenses:
Research and development	4.4	25,305	26,334	25,202
Sales and marketing		5,985	7,126	8,785
General and administrative		5,428	6,267	6,679
Total operating expenses	4.2	36,718	39,727	40,666
Operating income (loss)		(23,637)	(19,744)	(19,525)
Financial income (expense):
Interest expense	4.1	(1,542)	(3,734)	(4,672)
Interest income	4.1	26	48	60
Other financial expense	4.1	(145)	(83)	—
Convertible debt amendments	4.1	—	—	(322)
Change in the fair value of convertible debt embedded derivative	4.1	(2,036)	(1,583)	—
Foreign exchange gain (loss), net	4.1	249	593	(1,401)
Profit (Loss) before income taxes		(27,085)	(24,503)	(25,860)
Income tax expense (benefit)	5	317	284	300
Profit (Loss)		$(27,402)	$(24,787)	$(26,160)
Attributable to:
Shareholders of the parent		$(27,402)	$(24,787)	$(26,160)
Non-controlling interests		—	—	—
Basic earnings (loss) per share	6	$(0.46)	$(0.39)	$(0.34)
Diluted earnings (loss) per share	6	$(0.46)	$(0.39)	$(0.34)
Weighted average number of shares used for computing:
Basic		59,144,905	63,805,442	77,668,404
Diluted		59,144,905	63,805,442	77,668,404
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Profit (Loss) for the year	$(27,402)	$(24,787)	$(26,160)
Other comprehensive income (loss)
Other comprehensive income to be reclassified to profit or loss in subsequent years :
Net gain (loss) on cash flow hedge	78	(91)	195
Exchange differences on translation of foreign operations	(150)	(375)	212
Net other comprehensive income to be reclassified to profit or loss in subsequent years	(72)	(466)	407
Other comprehensive income not to be reclassified to profit or loss in subsequent years :
Re-measurement gains (losses) on defined benefit plans	215	120	(46)
Net other comprehensive income not to be reclassified to profit or loss in subsequent years	215	120	(46)
Total other comprehensive income (loss)	143	(346)	361
Total comprehensive income (loss)	$(27,259)	$(25,133)	$(25,799)
Attributable to:
Shareholders of the parent	$(27,259)	$(25,133)	$(25,799)
Non-controlling interests	—	—	—
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Financial Position

		At December 31,
	Note	2015	2016	2017
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	7	$7,116	$6,659	$6,992
Intangible assets	8	5,255	7,707	9,562
Deposits and other receivables	19	345	332	402
Available for sale financial assets	19	321	310	353
Total non-current assets		13,037	15,008	17,309
Current assets:
Inventories	9	4,065	8,693	7,376
Trade receivables	10	16,497	15,285	20,926
Prepaid expenses and other receivables		3,170	3,172	4,214
Recoverable value added tax		541	470	688
Research tax credit receivable	4.4	2,865	1,902	3,248
Deposit		393	345	347
Cash and cash equivalents	11	8,288	20,202	2,948
Total current assets		35,819	50,069	39,747
Total assets		$48,856	$65,077	$57,056
EQUITY AND LIABILITIES
Equity:
Issued capital, euro 0.02 nominal value, 80,024,707 shares issued and outstanding at December 31, 2017 (75,030,078 and 59,166,741 at December 31, 2016 and 2015, respectively)	12	$1,568	$1,923	$2,031
Share premium	12	165,536	189,029	204,952
Other capital reserves	13	16,864	28,257	33,313
Accumulated deficit		(184,766)	(209,553)	(235,712)
Other components of equity		(450)	(796)	(436)
Total equity (deficit)		(1,248)	8,860	4,148
Non-current liabilities:
Government grant advances and loans	15	5,385	5,144	5,030
Convertible debt and accrued interest	14	8,984	16,338	17,063
Provisions	16	1,396	1,306	1,532
Other liabilities	17	3,267	22	52
Deferred revenue	17	1,940	1,940	1,293
Total non-current liabilities		20,972	24,750	24,970
Current liabilities:
Trade payables	18	9,498	18,358	13,023
Interest-bearing financing of receivables	14	6,472	7,712	7,413
Government grant advances and loans	15	916	601	1,592
Convertible debt embedded derivative	14	6,091	—	—
Finance lease obligations	14	12	—	—
Other current liabilities	18	4,604	4,415	5,138
Deferred revenue	18	1,222	335	740
Provisions	16	317	46	32
Total current liabilities		29,132	31,467	27,938
Total equity and liabilities		$48,856	$65,077	$57,056
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity (deficit)
	Shares	Amount
	(Note 12)	(Note 12)	(Note 12)	(Note 13)
	(in thousands, except share and per share amounts)
At January 1, 2015	59,144,741	$1,568	$165,507	$15,997	$(157,363)	$(2)	$(592)	$25,115
Loss for the year					(27,402)			(27,402)
Re-measurement gains (losses) on defined benefit plans							215	215
Foreign currency translation						(150)		(150)
Net loss on cash flow hedge							78	78
Total comprehensive income (loss)					(27,402)	(150)	293	(27,259)
Issue of shares in connection with the exercise of options and warrants	22,000		29					29
Transaction costs								—
Share-based payment				867				867
At December 31, 2015	59,166,741	$1,568	$165,536	$16,864	$(184,765)	$(152)	$(299)	$(1,248)
Loss for the year					(24,787)			(24,787)
Re-measurement gains (losses) on defined benefit plans							120	120
Foreign currency translation						(375)		(375)
Net gain on cash flow hedge							(91)	(91)
Total comprehensive income (loss)					(24,787)	(375)	29	(25,133)
Issue of shares in connection with the exercise of options and warrants	187,901	4	275					279
Issue of shares in connection with the public offering of September 2016 (Note 12)	15,675,436	351	25,514					25,865
Transaction costs			(2,296)					(2,296)
Reclassification of embedded derivative of convertible debts				10,271				10,271
Share-based payment				1,122				1,122
At December 31, 2016	75,030,078	$1,923	$189,029	$28,257	$(209,552)	$(527)	$(270)	$8,860
Loss for the year					(26,160)			(26,160)
Re-measurement gains (losses) on defined benefit plans							(46)	(46)
Foreign currency translation						212		212
Net loss on cash flow hedge							195	195
Total comprehensive income (loss)					(26,160)	212	149	(25,799)
Issue of shares in connection with the exercise of options and warrants	618,871	10	956					966

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

Issue of shares in connection with the public offering of June 2017 (Note 12)	4,312,500	96	16,291					16,387
Transaction costs			(1,489)					(1,489)
Conversion of convertible debt (Note 12)	63,258	2	165					167
Convertible debt amendments (Note 14.1)				3,418				3,418
Share-based payment				1,638				1,638
At December 31, 2017	80,024,707	$2,031	$204,952	$33,313	$(235,712)	$(315)	$(121)	$4,148
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2015	2016	2017
		(in thousands)
Operating activities:
Profit (Loss) before income taxes		$(27,085)	$(24,503)	$(25,860)
Non-cash adjustment to reconcile income (loss) before tax to net cash used in operating activities:
Amortization and impairment of property, plant and equipment	7	3,408	3,080	2,760
Amortization and impairment of intangible assets	8	1,867	2,215	2,815
Share-based payment expense	4.3	867	1,122	1,638
Increase (Decrease) in provisions		152	(240)	165
Interest expense, net		1,516	3,686	4,612
Convertible debt amendments	14.1	—	—	322
Change in fair value of convertible debt embedded derivative	14.1	2,036	1,583	—
Other financial expenses		145	83	—
Foreign exchange loss (gain)		(340)	(18)	561
Loss on disposal of property, plant and equipment		5	2	—
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivables		(9,091)	705	(7,084)
Decrease (Increase) in inventories		5,134	(4,628)	1,317
Decrease (Increase) in research tax credit receivable		578	963	(1,087)
Increase (Decrease) in trade payables and other liabilities		2,041	2,354	(5,939)
Increase (Decrease) in deferred revenue		2,848	(737)	(242)
Decrease in government grant advances		(170)	(1,030)	(2,271)
Income tax paid		(312)	(226)	(333)
Net cash flow used in operating activities		$(16,401)	$(15,589)	$(28,626)
Investing activities:
Purchase of intangible assets and property, plant and equipment	7-8	$(5,097)	$(5,368)	$(4,232)
Capitalized development expenditures		(386)	(22)	(2,190)
Sale (Purchase) of financial assets		345	24	(113)
Increase (Decrease) of short-term deposit		(233)	48	(2)
Interest received		26	48	60
Net cash flow used in investments activities		$(5,345)	$(5,270)	$(6,477)
Financing activities:
Public equity offering proceeds, net of transaction costs paid		$—	$23,569	$14,898
Proceeds from issue of warrants and exercise of stock options/warrants, net of transaction costs		29	279	966
Proceeds (repayment of) from interest-bearing receivables financing	14.3	4,339	1,240	(299)
Proceeds from interest-bearing research project financing	15.2	—	1,021	2,716
Proceeds from government loans, net of transaction cost	15.3	2,134	—	—
Proceeds from convertible debt, net of transaction cost	14.1	11,572	6,932	—
Repayment of government loans	15.3	—	—	(116)
Repayment of borrowings and finance lease liabilities		(183)	(12)	—
Interest paid		(181)	(251)	(327)
Net cash flows from financing activities		$17,710	$32,778	$17,838
Net increase (decrease) in cash and cash equivalents		(4,036)	11,919	(17,265)
Net foreign exchange difference		(5)	(5)	11
Cash and cash equivalent at January 1		12,329	8,288	20,202
Cash and cash equivalents at period end	11	$8,288	$20,202	$2,948
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Notes to the Consolidated Financial Statements

1. Corporate information
Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the Republic of France, with its principal place of business at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France. Sequans, together with its subsidiaries (the “Company”), is a leading fabless designer, developer and supplier of 4G semiconductor solutions for wireless broadband applications. The Company’s semiconductor solutions incorporate baseband processor and radio frequency transceiver integrated circuits along with its proprietary signal processing techniques, algorithms and software stacks.
2. Summary of significant accounting and reporting policies
2.1. Basis of preparation
The Consolidated Financial Statements are presented in U.S. dollars.
These Consolidated Financial Statements for the year ended December 31, 2017 have been prepared on a going concern assumption. The Company’s internal cash forecast is built from sales forecasts by products and by customer and assumes a stable operating cost structure. Taking into account forecasted operating cash flow, government funding of research programs and proceeds from expected financing activities (from institutional or strategic investors, or from the capital markets) management believes that Company’s existing cash and cash equivalents plus cash generated from these activities will be sufficient at least for the 12 months following December 31, 2017. As disclosed in Note 23, "Events after the reporting date", the Company raised net proceeds of $20.9 million from a capital increase in January 2018.  Should these net proceeds and other existing sources of financing not be sufficient to fund operating activities, the Company expects to be able to obtain additional funding through one or more possible licenses, business partnerships or other similar arrangements, equity offerings, debt financing, or a combination of the above. The Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. The Company’s failure to raise financing as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies. If adequate funds are not available, the Company may be required to reduce its current level of expenses and investments.
Statement of compliance
The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ended December 31, 2017. Comparative figures are presented for December 31, 2015 and 2016.
The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.
The Consolidated Financial Statements of the Company for the years ended December 31, 2015, 2016 and 2017 have been authorized for issue in accordance with a resolution of the board of directors on March 27, 2018.
Basis of consolidation
The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries at December 31, 2017:

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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

2.2. Changes in accounting policy and disclosures
New and amended standards and interpretations
The accounting policies used in 2017 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2017:

•	Amendments to IAS 7: Disclosure Initiative
The amendments to IAS 7 require companies to provide information about changes in liabilities arising from financial activities, including changes from cash flows and non-cash changes (such as foreign exchange gains or losses).

•	Amendments to IAS12: Recognition of deferred tax assets for unrealized losses
The amendments to IAS 12 clarifies how to account for deferred tax assets related to debt instruments measured at fair value.

•	Annual improvement to IFRS (Cycle 2014 - 2016)
This improvement relate to IFRS 12 : Disclosure of Interests in Other Entities
The adoption of these new standard and interpretations had no impact on the Company's financial statements.
Standards issued but not yet effective
Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective:

•	IFRS 9 - Financial Instruments: Classification and Measurement
In July 2014, the IASB issued IFRS 9 (Financial Instruments). Effective January 1, 2018, IFRS 9 will replace the currently applicable standards on the presentation, recognition and measurement of financial instruments (IAS 32 and IAS 39). IFRS 9 covers three key issues: classification and measurement, impairment, and hedge accounting. It also provides a new credit risk recognition model (using the expected losses approach versus the incurred losses approach), in particular regarding accounts receivable. The standard is mandatorily applicable to annual reporting periods beginning on or after January 1, 2018. The Company is currently assessing the impacts of IFRS 9.

•	IFRS 15 - Revenue from contracts with customers
IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impacts of IFRS 15 and intends to apply the modified retrospective application method.

•	IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16 (Leases), which aligns the accounting treatment of operating leases of lessees with that already applied to finance leases (i.e. recognition in the balance sheet of a liability for future lease payments, and of an asset for the Sequans Communications S.A. associated rights of use). Application of IFRS 16 will also require a change in the presentation of lease expenses both in the income statement (i.e. depreciation and interest expense) and in the statement of cash flows (the amount allocated to repayment of the liability will be reported as a cash outflow from financing activities, while the amount allocated to the asset will be reported as a cash outflow from investing activities). IFRS 16 is applicable to annual reporting periods beginning on or after January 1, 2019. The Company is currently assessing the impacts of IFRS 16.

•	Amendments to IFRS2: Classification and measurement of share-based payment transactions
The amendments clarify how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

the transaction from cash-settled to equity settled. These amendments will be effective for annual periods commencing on or after January 1, 2018. The Company is currently assessing the impact of these amendments.

•	Annual Improvements to IFRS (2014-2016)
They include improvements to IAS 28 : Investments in associates and joint ventures, which will be effective from annual periods commencing on or after January 1, 2018 and are not expected to have a significant impact on the Company’s financial statements.

•	IFRIC 22 Foreign Currency Transactions and Advance Considerations
IFRIC Interpretation 22 addresses the exchange rate to use in transactions that involve advance considerations paid or received in a foreign currency. The interpretation will be effective from annual periods commencing on or after January 1, 2018. The Company is currently assessing the impact of this interpretation.

•	IFRIC 23 Uncertainty over Income Tax Treatments
This Interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The interpretation will be effective from annual periods commencing on or after January 1, 2019. The Company is currently assessing the impact of this interpretation.

•	Amendments to IFRS9: Prepayments with negative compensation features
The amendments clarify how to classify particular pre-payable financial assets and how to account financial liabilities following a modification. These amendments will be effective for annual period commencing on or after January 1, 2019. The Company is currently assessing the impact of these amendments.

•
Amendments to IAS 28: Investments in associates and joint ventures which will be effective from annual periods commencing on or after January 1, 2019 and are not expected to have a significant impact on the Company’s financial statements.

•
Annual Improvements to IFRS (2015-2017), including amendments to IFRS 3 : Business Combinations, amendments to IAS 12 : Income Taxes, and amendments to IAS 23 : Borrowing Costs, applicable from annual periods commencing on or after January 1, 2019. The Company is currently assessing the impact of these improvements.

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
The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD) and the New Israeli shekel (NIS):

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	USD/EUR	USD/GBP	USD/SGD	USD/NIS
December 31, 2015
Average rate	1.1096	1.5285	0.7278	0.2573
Closing rate	1.0887	1.4834	0.7062	0.2563
December 31, 2016
Average rate	1.1066	1.3555	0.7244	0.2605
Closing rate	1.0541	1.2312	0.6919	0.2604
December 31, 2017
Average rate	1.1293	1.2885	0.7244	0.2780
Closing rate	1.1993	1.3518	0.7484	0.2880
Earnings (loss) per share
Basic earnings (loss) per share amounts are computed using the weighted average number of shares outstanding during each period.
Diluted earnings per share include the effects of dilutive options and warrants as if they had been exercised.
Revenue recognition
The Company’s total revenue consists of product revenue and other revenue.
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured and when the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenue is measured at the fair value of the consideration received, excluding sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:
Product revenue
Substantially all of the Company’s product revenue is derived from the sale of semiconductor solutions for 4G wireless broadband applications.
Revenue from the sale of products is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, whether direct end customer, end customer's manufacturing partner or distributor, and when no continuing managerial involvement to the degree usually associated with ownership nor effective control over the sale of products is retained, which usually occurs on shipment of the goods. Products are not sold with a right of return but are covered by warranty. Although the products sold have embedded software, the Company believes that software is incidental to the products it sells.
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
Revenue from the sale of licenses is recognized when (i) there is a legally binding arrangement with the customer, (ii) the software has been delivered (assuming no other significant obligations exist), (iii) collection of the resulting receivable is probable and (iv) the amount of fees is fixed or determinable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. If the contract for a licensing agreement includes a clause allowing for free updates if and when available and if fair value for this post-contract customer support cannot be determined at the time the contract is signed, the revenue is recognized over the life of the contract.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Revenue from technical support and development services is generally recognized using the percentage-of-completion method when the outcome of the contract can be estimated reliably. This occurs when total contract revenue and costs can be estimated reliably and it is probable that the economic benefits associated with the contract will flow to the Company and the stage of contract completion can be measured. In certain circumstances, when no incremental costs exist, revenue is recognized based on the achievement of contract milestones. The costs associated with these arrangements are recognized as incurred. Revenue from development contracts where no related incremental costs were identified amounted to $1,321,000 for the year ended December 31, 2017 ($3,684,000 in 2016 and $2,636,000 in 2015).
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
Prior to January 1, 2015, all research and development costs were charged directly to expense in the Statement of Operations. Beginning in the year ended December 31, 2015, some development costs met the criteria for capitalization and have been recorded as intangible assets. (See Note 8 to the Consolidated Financial Statements). Beginning in 2015, certain development costs incurred at the end of the product development cycle when the criteria for capitalization are met, became material as the Company began making its product available on more operator networks which require significant testing and qualification work in order to finalize the product for sale on that network. Beginning in 2017, the Company capitalized costs related to the development of the chipsets for LTE Category M, the Monarch and Monarch 2.
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
Government grants, loans and research tax credits
The Company operates in certain jurisdictions which offer government grants or other incentives based on the qualifying research expense incurred or to be incurred in that jurisdiction. These incentives are recognized as the qualifying research expense is incurred if there is reasonable assurance that all related conditions will be complied with and the grant will be received. When the grant relates to an expense item, it is recognized as a reduction of the related expense over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Any cash received in advance of the expenses being incurred is recorded as a liability.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Some long-term research projects are also financed through low-interest forgivable loans. The present value of forgivable loans is calculated based on expected future payments discounted using interest rate applied for standard loans with the same maturity. The difference between present value and amount received is accounted for as a grant.
Where loans or similar assistance provided by governments or related institutions are interest-free, the present value is calculated based on expected future payments discounted using interest rate applied for standard loans with same maturity. The difference between present value and amount received is accounted for as a grant.
The Company also benefits from research incentives in the form of tax credits which are detailed in Note 4.4 to the Consolidated Financial Statements. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development costs, whether capitalized or expensed.
Financial income and expense
Financial income and expense include:

•
interest expense related to financial debt (financial debt consists of finance-lease liabilities, accounts receivable financing, the debt component of convertible debt and government loans, and a supplier payable with extended payment terms);

•	other expenses paid to financial institutions for financing operations;

•	foreign exchange gains and losses

•	changes in fair value of financial assets and liabilities

•	impact of convertible debt amendments.
The Company reflects foreign exchange gains and losses related to hedges (through derivatives) of euro-based operating expenses in operating expenses.
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
Deferred tax is computed based on the temporary difference that exists between the tax and accounting basis for non-monetary items.
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
The Company writes down the carrying value of its inventories for estimated amounts related to the lower of cost or net realizable value, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value. The estimated net realizable value of the inventory is based on historical usage and assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions on a product-by-product basis. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed (i.e. the reversal is limited to the amount of the original write-down) so that the new carrying amount is the lower of the cost and the revised net realizable value.
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
Short-term investments
Short-term investments are financial instruments with an initial maturity of greater than 90 days, but less than one year, and are reported as current financial assets.
Deposits
Deposits are reported as non-current financial assets (loans and receivables) when their initial maturity is more than twelve months.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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
Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment loss. Depreciation is computed using the straight-line method over the estimated useful lives of each component. The useful lives most commonly used are the following:

Machinery and equipment	3 to 5 years
Building and leasehold improvements	Lesser of 6 years or the life of the lease
Computer equipment	3 years
Furniture and office equipment	5 years
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
Intangible assets
Intangible assets, primarily purchased licenses for development or production technology and tools, as well as standard-related patent licenses and development costs meeting the criteria for capitalization, are stated at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the estimated useful life of each component. Acquired licenses are amortized over their contractual life or five years in the case of perpetual licenses. Capitalized development costs are generally amortized over periods ranging from 3 to 5 years, representing the expected life of the related technology.
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
Share-based payment transactions
Employees (including senior executives and members of the board of directors) and certain service providers of the Company receive remuneration in the form of share-based payment transactions, whereby they render services as consideration for equity instruments (“equity-settled transactions”).
The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted. The exercise price is based on closing market price on the date of grant.
The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the beneficiary becomes fully entitled to the award (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The Statement of Operations charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.
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

•
Subsequently, the debt component is accounted for based on amortized cost, using the effective interest rate calculated at the date of issue and the embedded derivative is accounted as a financial liability, with changes in fair value recognized in the statement of operations until the date when the conversion rate is fixed. At this date, the fair value of the derivative - if not exercised - is reclassified in equity.

Costs incurred related to the convertible debt are deducted from the liability component and from the embedded derivative, proportionally. The part related to the embedded derivative has been recognized in the Consolidated Statements of Operations in “Other financial expenses”.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

On October 30, 2017, the convertibles notes were amended to extend the term of the notes and reduce the conversion rate for one convertible debt agreement (see Note 14.1). The change in fair value of the conversion options before and after the amendment has been recorded in Other Capital Reserves in shareholders’ equity. The debt components on October 30, 2017 have been re-measured based on the extended term of the notes using the effective interest rate calculated at the date of issue of each convertible note. The impact of the term extension and reduction of the conversion rate has been recorded in the Consolidated Statements of Operations in "Convertible debt amendments".
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
Derivative financial instruments and hedge accounting
The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros. The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income (loss) in the cash flow hedge reserve, while any ineffective portion is immediately accounted for in financial results in the Consolidated Statement of Operations. Amounts recognized as other comprehensive income (loss) are transferred to the Consolidated Statement of Operations when the hedged transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the Consolidated Statement of Operations.
All derivative financial instruments are recorded at fair value. Changes in fair value are recorded in current earnings or other comprehensive income (loss), depending on whether the derivative is designated as a hedge, its effectiveness as a hedge, and the type of hedge transaction. Any change in the fair value of the derivatives deemed ineffective as a hedge is immediately recognized in earnings.
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

Inventories
As disclosed in Note 2.3 to the Consolidated Financial Statements, the Company writes down the carrying value of its inventory to the lower of cost or net realizable value. The estimated net realizable value of the inventory is based on historical usage and assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions on a product-by-product basis. Actual demand may differ from the forecast established by the Company, which may materially impact recorded inventory values and cost of revenue.
Share-based compensation
As disclosed in Note 13 to the Consolidated Financial Statements, the Company has various share-based compensation plans for employees and non-employees that may be affected, as to the expense recorded in the Consolidated Statements of Operations, by changes in valuation assumptions. Fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions, including, among others expected volatility, the expected option term, the risk-free interest rate and the expected dividend payout rate. The fair value of the Company’s shares underlying stock option grants equals to the closing price on the New York Stock Exchange on the date of grant.
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

•
convertible debt and embedded derivative: the Company’s convertible debt has optional redemption periods/dates occurring before their contractual maturity, as described in Note 14.1 to the Company’s Consolidated Financial Statements. The holder of the convertible debt has the right to request conversion at any time from their issue. Specifically and as described in Note 14.1 to the Consolidated Financial Statements, the option component of the convertible debt has been recorded as an embedded derivative at fair value in accordance with the provisions of AG 28 of IAS 39 Financial Instruments: Recognition and Measurement. The fair value was determined using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option). The assumptions used in calculating the value of the conversion represent the Company’s best estimates based on management’s judgment and subjective future expectations, and

•	Other derivatives: fair value based on mark-to-market value.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	Europe, Middle East, Africa	Americas	Asia	Total
	(in thousands)
Year ended December 31, 2015
Total revenue
Sales to external customers	$3,635	$3,954	$24,943	$32,532
Year ended December 31, 2016
Total revenue
Sales to external customers	$5,593	$6,669	$33,317	$45,579
Year ended December 31, 2017
Total revenue
Sales to external customers	$5,641	$10,045	$32,577	$48,263
The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A. and located in France. See Note 19.3 to these Consolidated Financial Statements for information about major customers.

4. Other revenues and expenses
4.1. Financial income and expenses
Financial income:

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$26	$48	$60
Foreign exchange gain	1,769	2,069	2,027
Total financial income	$1,795	$2,117	$2,087
Financial expenses:

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Interests on loans and finance leases	$1,401	$3,212	$4,153
Interests on supplier payable with extended payment terms	—	411	213
Other bank fees and financial charges	141	111	306
Other financial expenses	145	83	—
Convertible debt amendments	—	—	322
Change in the fair value of convertible debt embedded derivative	2,036	1,583	—
Foreign exchange loss	1,520	1,476	3,428
Total financial expenses	$5,243	$6,876	$8,422
For the year ended December 31, 2017, interest on loans and finance leases included $4,094,000 related to convertible debts issued in 2016 and 2015 and government loans granted in 2015 ($3,039,000 and $1,350,000 for the year ended December 31, 2016 and 2015, respectively). (See Note 14.1 to the Consolidated Financial Statements).
The net foreign exchange loss of $1,401,000 for the year ended December 31, 2017 (2016: net foreign exchange gain of $593,000; 2015: net foreign exchange gain $249,000) arises primarily from euro-based monetary liabilities.
For the year ended December 31, 2017, net expense of $322,000 was recognized related to the convertible debt amendments (see Note 14.1 to the Consolidated Financial Statements). For the years ended December 31, 2016 and 2015, expenses of $1,583,000 and $2,036,000, respectively, were recognized, related to the change in fair value of the convertible debt embedded

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

derivative. (See Note 14.1 to the Consolidated Financial Statements). Other financial expenses of $83,000 and $145,000 for the years ended December 31, 2016 and 2015, respectively, correspond to costs related to the embedded derivative.

4.2. Cost of revenue and operating expenses
The tables below present the cost of revenue and operating expenses by nature of expense :

		Year ended December 31,
	Note	2015	2016	2017
		(in thousands)
Included in cost of revenue:
Cost of components		$15,343	$20,277	$22,137
Depreciation and impairment	7	905	1,270	1,037
Amortization of intangible assets	8	—	157	157
Wages and benefits		1,571	2,374	2,233
Share-based payment expense	13	17	11	7
Assembly services, royalties and other		1,615	1,507	1,551
		$19,451	$25,596	$27,122

		Year ended December 31,
	Note	2015	2016	2017
		(in thousands)
Included in operating expenses (between gross profit and operating result):
Depreciation and impairment	7	$2,472	$1,811	$1,723
Amortization of intangible assets	8	1,897	2,057	2,658
Wages and benefits		20,436	22,615	26,044
Share-based payment expense	13	850	1,111	1,631
Foreign exchange gains and losses related to hedges of euro		296	12	99
Other, net		10,767	12,121	8,511
		$36,718	$39,727	$40,666

4.3. Employee benefits expense

		Year ended December 31,
	Note	2015	2016	2017
		(in thousands)
Wages and salaries		$16,555	$18,996	$21,535
Social security costs and other payroll taxes		5,219	5,805	6,584
Other benefits		93	100	58
Pension costs		140	88	100
Share-based payment expenses	13	867	1,122	1,638
Total employee benefits expense		$22,874	$26,111	$29,915
The amount recognized as an expense for defined contributions plans amounts to $1,230,000 for the year ended December 31, 2017 ($957,000 and $1,077,000 for the years ended December 31, 2015 and 2016, respectively).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

4.4. Research and development expense and tax credit receivable
The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria). Total research tax credit receivable as of December 31, 2017 is $3,056,000, relating to tax credits receivables for 2017, which are expected to be recovered in 2018 in cash.
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
In the years ended December 31, 2015 and 2016 the costs capitalized related mainly to operator certification. In the year ended December 31, 2017, the Company capitalized costs related to the development of the chipsets for LTE Category M, the Monarch and Monarch 2.
The reduction of research and development expense from government grants, research tax credit and development costs capitalized was as follows:

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Research and development costs	$29,528	$30,022	$33,318
Research tax credit	(2,658)	(1,962)	(3,345)
Government and other grants	(1,179)	(1,704)	(3,072)
Development costs capitalized (*)	(386)	(22)	(1,931)
Amortization of capitalized development costs	—	—	232
Total research and development expense	$25,305	$26,334	$25,202
(*) Net of Research tax credit for $259,000 for the year ended December 31, 2017.
5. Income tax
The major components of income tax expense are:

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Consolidated Statement of Operations
Current income tax	$311	$272	$273
Deferred income tax	6	12	27
Income tax expense reported in the Consolidated Statement of Operations	$317	$284	$300
A reconciliation of income taxes computed at the French statutory rate (34.43% from the year ended December 31, 2015, 2016 and 2017) to the income tax expense (benefit) is as follows:

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Profit (loss) before income taxes	$(27,085)	$(24,503)	$(25,860)
At France’s statutory income tax rate of 34.43%	(9,325)	(8,436)	(8,904)
Non-deductible share-based payment expense	299	386	564
Tax credits	(915)	(676)	(1,152)
Unrecognized benefit of tax loss carryforwards and permanent differences	10,258	9,010	9,792
Income tax expense reported in the Consolidated Statement of Operations	$317	$284	$300

As of December 31, 2017 the Company had accumulated tax losses which arose in France of $244,918,000 that are available for offset against future taxable profits of Sequans Communications S.A within a limit of one million euro per year, plus 50% of the profit exceeding this limit. Remaining unapplied losses would continue to be carried forward indefinitely.
Deferred tax assets were recognized in 2015, 2016 and 2017 only to the extent that deferred tax liabilities existed in the same jurisdiction.

6. Earnings (loss) per share
Basic earnings (loss) per share amounts are calculated by dividing net income (loss) for the year attributable to all shareholders of the Company by the weighted average number of all shares outstanding during the year.
Diluted earnings per share amounts are calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on the exercise of all the dilutive stock options and warrants, and upon vesting of restricted stock awards as well as conversion of convertible debt. Dilution is defined as a reduction of earnings per share or an increase of loss per share. As the exercise of all outstanding stock options and warrants as well as vesting as restricted stock awards and conversion of convertible debt, would decrease loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share.
The following reflects the income and share data used in the basic and diluted earnings (loss) per share computations:

	Year ended December 31,
	2015	2016	2017
	(in thousands, except share and per share data)
Profit (Loss)	$(27,402)	$(24,787)	$(26,160)
Weighted average number of shares outstanding for basic EPS	59,144,905	63,805,442	77,668,404
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	—	—
Net effect of vesting of restricted stock	—	—	—
Net effect of conversion of convertible notes	—	—	—
Weighted average number of shares outstanding for diluted EPS	59,144,905	63,805,442	77,668,404
Basic earnings (loss) per share	$(0.46)	$(0.39)	$(0.34)
Diluted earnings (loss) per share	$(0.46)	$(0.39)	$(0.34)

7. Property, plant and equipment
Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Total
	(in thousands)
Cost:
At January 1, 2015	$1,313	$23,522	$4,300	$29,135
Additions	—	1,713	85	1,798
Disposals	—	(4)	(1)	(5)
Exchange difference	(14)	(64)	(19)	(97)
At December 31, 2015	1,299	25,167	4,365	30,831
Additions	34	2,549	78	2,661
Disposals	—	(345)	(643)	(988)
Exchange difference	(30)	(221)	(51)	(302)
At December 31, 2016	1,303	27,150	3,749	32,202
Additions	9	2,979	58	3,046
Disposals	(87)	(4,327)	(81)	(4,495)
Exchange difference	17	111	35	163
At December 31, 2017	$1,242	$25,913	$3,761	$30,916
Depreciation and impairment:
At January 1, 2015	375	16,103	3,914	20,392
Depreciation charge for the year	208	2,904	296	3,408
Disposals	—	(1)	(1)	(2)
Exchange difference	(5)	(40)	(38)	(83)
At December 31, 2015	578	18,966	4,171	23,715
Depreciation charge for the year	214	2,678	189	3,081
Disposals	—	(346)	(641)	(987)
Exchange difference	(9)	(140)	(117)	(266)
At December 31, 2016	783	21,158	3,602	25,543
Depreciation charge for the year	226	2,405	129	2,760
Disposals	(87)	(4,327)	(81)	(4,495)
Reclassification	275	326	(601)	—
Exchange difference	16	60	40	116
At December 31, 2017	$1,213	$19,622	$3,089	$23,924
At January 1, 2015	$938	$7,419	$386	$8,743
At December 31, 2015	721	6,201	194	7,116
At December 31, 2016	520	5,992	147	6,659
At December 31, 2017	$29	$6,291	$672	$6,992
The cost of equipment purchased under capital leases included in tangible assets totaled $346,000 at December 31, 2015. Accumulated amortization of this equipment totaled $337,000 at December 31, 2015. There was no equipment purchased under capital leases at December 31, 2016 and 2017.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

8. Intangible assets
Intangible assets include:

Licenses and other intangible assets
(in thousands)
Cost:
At January 1, 2015	$13,272
Additions	3,686
Disposals	—
Exchange difference	(12)
At December 31, 2015	16,946
Additions	4,836
Disposals	(3,620)
Exchange difference	(47)
At December 31, 2016	18,115
Additions	4,641
Disposals	(64)
Exchange difference	23
At December 31, 2017	$22,715
Depreciation and impairment:
At January 1, 2015	9,832
Amortization	1,867
Disposals	—
Exchange difference	(8)
At December 31, 2015	11,691
Amortization	2,215
Disposals	(3,468)
Exchange difference	(30)
At December 31, 2016	10,408
Amortization	2,815
Disposals	(64)
Exchange difference	(6)
At December 31, 2017	$13,153
Net book value:
At January 1, 2015	$3,440
At December 31, 2015	5,255
At December 31, 2016	7,707
At December 31, 2017	$9,562
Prior January 1, 2015, the only intangible assets recorded in the Consolidated Statements of Financial Position were acquired licenses for technology used primarily in the product development process, as no development costs had been capitalized. For the years ended December 31, 2015, 2016 and 2017, the Company identified certain external development costs that met the criteria for capitalization (see note 4.4), in addition to the acquisition of technology licenses.

9. Inventories

	At December 31,
	2015	2016	2017
	(in thousands)
Components	$1,486	$4,686	$2,964
Finished goods (at lower of cost or net realizable value)	5,519	6,975	5,035
Total inventories at cost	$7,005	$11,661	$7,999
Depreciation of components (at cost)	$268	$277	$30
Depreciation of finished goods	2,672	2,691	593
Total depreciation	$2,940	$2,968	$623
Components, net	$1,218	$4,409	$2,934
Finished goods, net	2,847	4,284	4,442
Total net inventories	$4,065	$8,693	$7,376
In the year ended December 31, 2015, the Company decided to depreciate its remaining WiMAX finished goods inventory as the previously anticipated demand from identified customers and projects was canceled, reduced or delayed. This resulted in a provision of $760,000 included in the Consolidated Statements of Operations in “Cost of product revenue.”
In the year ended December 31, 2016, there was no significant change in the provision on components and finished goods.
In the year ended December 31, 2017, all the WiMAX inventory, fully depreciated in previous years, was physically scrapped, resulting in a provision reversal of $2,755,000. The Company also depreciated the value of inventory for one LTE product for which units on hand were in excess of the units needed to serve the expected demand for identified customers and projects. This resulted in a provision of $199,000. The Company further depreciated $265,000 in 2017 related to goods damaged during production over the course of the year, and is expected to be recovered from a manufacturing supplier and has been recorded in the Consolidated Statement of Financial Position as Prepaid Expenses and Other Receivables.

10. Trade receivables
Trade receivables are non-interest bearing and are generally on 30-90 day payment terms.

	At December 31,
	2015	2016	2017
	(in thousands)
Trade receivables	$16,345	$14,427	$18,754
Unbilled revenue	740	1,624	3,467
Unissued credit notes	—	(138)	(485)
Provisions on trade receivables	(588)	(628)	(810)
Net trade receivables	$16,497	$15,285	$20,926
The movements in the provision for impairment of receivables were as follows:

	December 31,
	2015	2016	2017
	(in thousands)
At January 1,	$1,965	$588	$628
Charge for the year	15	40	182
Utilized amounts	(1,392)	—	—
At year end	$588	$628	$810

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

As at year end, the aging analysis of trade receivables that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2015	$16,497	$12,589	$3,520	$138	$250	$—
At December 31, 2016	$15,285	$12,995	$412	$374	$1,494	$10
At December 31, 2017	$20,926	$12,746	$4,771	$1,036	$1,673	$700

11. Cash and cash equivalents

	At December 31,
	2015	2016	2017
	(in thousands)
Cash at banks	$2,408	$8,765	$2,039
Cash equivalents	5,880	11,437	909
Cash and cash equivalents	$8,288	$20,202	$2,948
Cash at banks earns no interest. Cash equivalents in money market funds are invested for short-term periods depending on the immediate cash requirements of the Company, and earn interest at market rates for short-term investments. The fair value of cash and cash equivalents is equal to book value. Most of the cash and cash equivalents is held in U.S. dollar and euros as follows:

	At December 31,
	2015	2016	2017
	(in thousands)
U.S. dollar denominated accounts	$7,352	$19,122	$1,343
Euro denominated accounts	826	949	1,503
GBP denominated accounts	15	23	30
SGP denominated accounts	31	53	16
NIS denominated accounts	25	36	11
RMB denominated accounts	18	2	21
Other currencies denominated accounts	21	17	24
Cash and cash equivalents	$8,288	$20,202	$2,948
12. Issued capital and reserves
The share capital of Sequans Communications S.A. is denominated in euros, as required by law in France. Any distributions to shareholders are denominated in euros. Amounts of capital and reserves presented in the Consolidated Statements of Financial Position in U.S. dollars have been translated using historical exchange rates.
Authorized capital, in number of shares
Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders warrants, other warrants and restricted share awards, or which the shareholders have otherwise authorized for specific capital increases. At December 31, 2017, authorized capital was 139,359,831 ordinary shares with a nominal of 0.02 each (93,277,508 and 98,462,155 ordinary shares at December 31, 2015 and 2016, respectively).
There is one category of authorized shares: ordinary shares.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Shares issued and fully paid

	At December 31,
	2015		2016		2017
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Ordinary shares	59,166,741	€1,183	75,030,078	€1,501	80,024,707	€1,597
Converted to U.S. dollars at historical exchange rates		$1,568		$1,923		$2,031
Other capital reserves
Other capital reserves include the accumulated share-based payment expense as of period end, the counterpart of which is in retained earnings (deficit) as the expense is reflected in profit and loss, as well as the fair value of the convertible debt embedded derivatives at the time of conversion rate was fixed in 2016, and the change in fair value of the conversion options at resulting from the 2017 amendments.
Dividend rights
Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2015, 2016 or 2017. Dividend distributions by the Company, if any, will be made in euros.
Capital transactions
On May 9, 2017, a holder of convertible notes issued in 2016 with a principal value of $160,000 converted the debt, plus accrued interest of $11,594 into a total of 63,258 ordinary shares. $1,380 was recorded in share capital in the Consolidated Statement of Financial Position and $165,114 in share premium.
On June 16, 2017, the Company increased its capital in connection with a public offering by issuing 4,312,500 ordinary shares (including 562,500 shares from the underwriters' over-allotment option) at $3.80 per share. The total offering amounted to $16,387,500. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $96,246 recorded in share capital and $16,291,254 in share premium. Costs directly attributable to the equity transaction amounting to approximately $1.5 million were deducted from the share premium.
On September 16, 2016, the Company increased its capital in connection with a public offering by issuing 15,151,520 ordinary shares at $1.65 per share. On October 7, 2016, the underwriters purchased an additional 523,916 ordinary shares at the public offering price. The total offering amounted to $25,864,486. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $350,456 recorded in share capital and $25,514,030 in share premium. Costs directly attributable to the equity transaction amounting to approximately $2.3 million were deducted from the share premium.
In the years ended December 31, 2015, 2016 and 2017, ordinary shares were issued upon exercise of options and warrants as described in Note 13 to the Consolidated Financial Statements.

13. Share-based payment plans
The expense recognized for employee and other services received during the year ended December 31, 2017 and arising from equity-settled share-based payment transactions was $1,638,000 (2015: $867,000; 2016: $1,122,000). Of this total, $24,000 in 2017 (2015: $13,000; 2016: $14,000), related to warrants plans for consultants considered equivalent to employees.
The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during the years ended December 31, 2015, 2016 or 2017.
General employee stock option, founders warrant plans and restricted shares awards
All employees of the French parent company and its subsidiaries are entitled to a grant of stock options or restricted shares awards. Founders warrants were granted to residents of France prior to the Company’s IPO. Founders warrants are a specific

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

type of option available to qualifying young companies in France and had more favorable tax treatment for both the employee and the employer compared to stock options. Otherwise, founders warrants function in the same manner as stock options.
In general, vesting of the founders warrants and stock options occurs over four years, with 25% vesting after the first anniversary of grant and the remaining 75% vesting monthly over the remaining 36 months. Restricted shares awards (RSA) vest over four years, with either 25% vesting after the 1-year anniversary of the grant and the remaining 75% of the grant vesting quarterly over the remaining 3 years, or with 50% vesting after the 2-year anniversary of the grant and the remaining 50% vesting quarterly over the remaining 2 years. From time to time, vesting of founders warrants, stock options and restricted shares may be linked to employee performance with different vesting periods. Restricted shares may be sold only beginning two years after the date of grant.
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
Movements in the periods presented
The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, founders warrants, stock options and warrants during the period:

	December 31,
	2015		2016		2017
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1,	6,455,048	$3.93	7,428,931	$3.58	7,177,500	$3.55
Granted during the year	1,321,850	$1.74	643,350	$2.07	230,000	$3.39
Forfeited during the year	(325,967)	$3.01	(317,880)	$2.97	(336,365)	$4.75
Exercised during the year(1)	(22,000)	$1.70	(187,901)	$1.53	(431,790)	$2.28
Expired during the year	—		(389,000)	$3.12	(441,497)	$3.25
Outstanding at period end	7,428,931	$3.58	7,177,500	$3.55	6,197,848	$3.59
Of which, warrants for consultants equivalent to employees	369,798	$3.38	404,798	$3.23	151,500	$3.29
Exercisable at period end	4,691,741	$4.69	5,049,015	$4.28	4,900,052	$3.90
Of which, warrants for consultants equivalent to employees	360,798	$3.44	360,215	$3.41	131,917	$3.51
________________________

(1)	The weighted average share estimated fair value at the dates of exercise of these options was $3.49 in 2017, $2.21 in 2016 and $1.73 in 2015.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

The following table illustrates the number of, and movements in, restricted shares awards (RSA) during the period:

	December 31,
	2015	2016	2017
Outstanding at January 1,	—	—	634,720
Granted during the year	—	634,720	1,002,650
Forfeited during the year	—	—	(15,200)
Vested during the year	—	—	(155,004)
Outstanding at period end	—	634,720	1,467,166
Prior to the initial public offering in April 2011, exercise prices were denominated in euros. Since the IPO, exercise prices are denominated in U.S. dollars. Euro-denominated exercise prices have been converted to U.S. dollars at the historical exchange rate for purposes of presentation in this table.
The weighted average remaining contractual life of founders warrants, stock options and warrants outstanding as at December 31, 2017 was 6.0 years (2016: 6.7 years; 2015: 6.3 years).
The range of exercise prices, with euro-denominated exercise prices converted to U.S. dollars at the year-end exchange rate, for founders warrants, stock options, and warrants outstanding at December 31, 2017, 2016 and 2015 was $1.20—$8.50.
The weighted average fair value of founders warrants, stock options and warrants granted during the year ended December 31, 2017 was €1.52 (2016: €0.97 ; 2015: €0.84). The weighted average fair value of the restricted shares awards granted during the year ended December 31, 2017 was €2.15 (2016: €1.65; 2015: no grant)The fair value is measured at the grant date. The following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2015, 2016 and 2017:

	December 31,
	2015	2016	2017
Dividend yield (%)	—	—	—
Expected volatility (%)	68 - 70	63 - 69	63 - 64
Risk–free interest rate (%)	0.34 - 0.87	0.00 - 0.47	0.43
Assumed annual lapse rate of awards (%)	10	10 (5 for RSA)	10 for RSA 2 for stock options, warrants and a limited group of beneficiaries
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price (€)	1.59	1.76	2.30
Model used	Binomial	Binomial	Binomial
For the years ended December 31, 2017, 2016 and 2015 the expected volatility assumption has been based on the Company’s volatility.
Founders warrants, stock options and warrants can be exercised during a period after the vesting date until the plan terminates. In the pricing model, the assumption was made that plan participants will exercise before the end of the exercise period if the share price reaches a certain multiple of the exercise price.
If a sell-price multiple of 3 instead of 2 had been used (no impact on the restricted shares) and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for founders warrants, stock options, warrants and restricted shares awards granted through December 31, 2017 would have decreased by approximately (8.73)% (2016: 7.09%; 2015: 3.57%).
The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

14. Interest-bearing loans and borrowings

		At December 31,
	Note	2015	2016	2017
		(in thousands)
Current
Convertible debt embedded derivative	14.1	$6,091	$—	$—
Finance lease obligation	14.2	12	—	—
Interest-bearing receivables financing	14.3	6,472	7,712	7,413
Total current portion		$12,575	$7,712	$7,413
Non-current
Convertible debt and accrued interest	14.1	$8,984	$16,338	$17,063
Total non-current portion		$8,984	$16,338	$17,063
As of December 31, 2017, the Company had no drawn or undrawn committed borrowing or overdraft facilities in place.
14.1. Convertible debt
On April 14, 2015, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C., one of the Company’s existing shareholders, regarding the issuance and sale of a convertible note in the principal amount of $12 million(the “2015 note”), which note shall be convertible into the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value €0.02 per share, at a conversion rate of 540.5405 ADSs for each $1,000 principal amount of the 2015 note, subject to certain adjustments, which equates to an initial conversion price of $1.85 per ADS. On October 30, 2017, the convertible note was amended to extend the term from April 14, 2018 to April 14, 2019.
On April 27, 2016, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C. and two other financial institutions (the “Holders”) regarding the issuance and sale of convertible notes in the aggregate principal amount of $7.16 million (the “2016 notes”), which are convertible into the Company’s ADS. The initial conversion price of the 2016 notes was $2.7126 per ADS. On October 30, 2017, the convertible note was amended to extend the term from April 27, 2019 to April 27, 2020. In addition, the conversion price was decreased from $2.71 to $2.25.
The 2015 note and the 2016 notes (together, “the Notes”) are unsecured obligation of the Company, will mature on the third anniversary of the issuance dates and are not redeemable prior to maturity at the option of the Company. The accreted principal amounts of the notes are convertible at any time or times on or after the issuance dates until maturity, in whole or in part, subject to certain adjustments for significant corporate events, including dilutive issuances, dividends, stock splits and other similar events. Interest accrues on the unconverted portion of the notes at the rate of 7% per year, paid in kind annually on the anniversaries of the issuance of the Notes. The notes also provide for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the notes to become or to be declared due and payable.
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
The notes contain customary ongoing covenants of the Company. In addition, the notes provide that the Company will not grant a consensual security interest or pledge its personal property assets to a third party lender (with certain limited exceptions) during the time that the notes are outstanding. Any amendment or waiver of the terms of the notes requires the affirmative consent of the holders.

Due to the potential adjustment of the conversion rate of the 2015 note during the first twelve months of the term under certain conditions, and of the 2016 notes during the period beginning on April 28, 2016 and ending on May 12, 2016, the notes were accounted for as compound financial instruments with two components:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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
The embedded derivatives of the notes were valued using the Black-Scholes valuation model. On April 14, 2015, the initial fair value of the embedded derivative of the 2015 note was calculated to be $4,055,000. The change in fair value was remeasured and recorded as financial income or loss at each balance sheet date and on the date on which the conversion price became fixed: April 14, 2016. At December 31, 2015, the recalculated fair value was $6,091,000 and the change of this fair value of $2,036,000 for the year ended December 31, 2015 was recorded in the Consolidated Statement of Operations. On April 14, 2016, when the conversion rate of the 2015 notes was fixed, the fair value of the embedded derivative was calculated to be $8,324,000. The change in fair value was recorded as financial expense for $2,233,000 in the year ended December 31, 2016 and the fair value of the embedded derivative was transferred from liabilities to Other Capital Reserves in shareholders’ equity. Following the extension of the term, the change in fair value of the conversion option before and after the amendment was calculated to be $2,120,000 and was recorded as financial expense and in Other Capital Reserves in shareholders’ equity. The debt component on October 30, 2017 was re measured to take into account the new term using the effective interest rate calculated at the date of issue of each convertible note. The debt was reduced by an amount of $1,994,000 recorded in financial income.
The fair value of the embedded derivative of the 2016 notes on the issuance date of April 27, 2016 was calculated to be $2,597,000 and was recalculated to be $1,947,000 when the conversion rate of the 2016 Notes was fixed on May 12, 2016. The change in fair value was recorded as financial income for $650,000 in the year ended December 31, 2016 and the value of the embedded derivative as of May 12, 2016 was transferred from liabilities to Other Capital Reserves in shareholders’ equity. Following the extension of the term and the decrease of the conversion price, the change in fair value of the conversion option before and after the amendment was calculated to be $1,298,000 and was recorded as financial expense and in Other Capital Reserves in shareholders’ equity. The debt component on October 30, 2017 was re measured to take into account the new term using the effective interest rate calculated at the date of issue of each convertible note. The debt was reduced by an amount of $1,103,000 recorded in financial income.
The net impact of the October 30, 2017 amendments of the convertible notes recorded in financial expense amounted to $322,000.
On May 9, 2017, a holder of convertible notes issued in 2016 with a principal value of $160,000 converted the debt, plus accrued interest of $11,594 into a total of 63,258 ADS.

14.2. Finance lease obligation
In June 2012, the Company entered into a finance lease agreement with a French financial institution whereby the Company had the possibility to finance acquisitions of qualifying equipment with a total purchase price of up to €1,500,000 ($1,918,000), through finance leases which are reimbursed over a 36-month period at an effective rate of interest of 4.6%. The finance lease obligation was secured by pledged money market funds with the financial institution equal to one-third of the original principal financed. This agreement expired February 28, 2013. The outstanding debt was secured by $51,000 at December 31, 2015 in pledged money market funds, which was included in available-for-sale financial assets.
The finance lease obligations were paid in full by December 31, 2016.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

14.3. Interest-bearing financing of receivables
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from product sales to qualifying customers. In July 2017, the Company signed an amendment to the initial agreement to include financing of accounts receivable from service revenue. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest at the rate of 1.20% (LIBOR 3 months +0.75%) in 2015 and 1.60% (LIBOR 3 months +1%) from September 30, 2016 on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At December 31, 2017, $7,413,000 ($7,712,000 at December 31, 2016 and $6,472,000 at December 31, 2015) had been drawn on the line of credit and recorded as a current borrowing.

15. Government grant advances and loans

		December 31,
	Note	2015	2016	2017
		(in thousands)
Current
Government grant advances	15.1	$916	$390	$93
Research project financing	15.2	—	—	899
Government loans	15.3	—	211	600
Total current portion		$916	$601	$1,592
Non-current
Government grant advances	15.1	$587	$197	$350
Research project financing	15.2	2,889	3,223	2,946
Government loans	15.3	1,851	1,571	1,353
Accrued interest	15.2	58	153	381
Total non-current portion		$5,385	$5,144	$5,030

15.1. Government grant advances
In 2015, the Company was named as a participant in two new collaborative projects with funding of €816,000 ($909,000), which were released to the Consolidated Statement of Operations over the two years-life of the projects.
In 2016, the Company was named as a participant in one new collaborative project with funding of €121,000 ($131,000), which is expected to be released to the Consolidated Statement of Operations over the life of the project, estimated to be between one and four years.
In 2017, the Company was named as a participant in one new collaborative project with funding of €349,000 ($386,000) which is expected to be released to the Consolidated Statement of Operations over the life of the project, estimated to be between one and two years.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

15.2. Research project financing
In October 2014, Bpifrance, one of the Company’s shareholders and the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding remains unchanged and amounts to €6,967,000 ($8,988,000) comprising a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The funding will be paid in three installments: the first tranche at the contract signature date, the second and the third installments after milestones defined in the contract. The grant is recognized as a reduction of research and development expense when corresponding expense is incurred. The forgivable loan advance will be repaid, except if the project is a commercial failure, from June 30, 2018 to June 30, 2020 and bears interests at a 1.53% fixed contractual rate. The difference between the amount of grant received and the present value amounted to a reduction of $115,000 in the debt carrying value, with such difference being amortized over the contract period. In the event of commercial success, and sales of the product developed under this program are in excess of €350 million ($425 million) during a period of three years, then the Company shall pay for three consecutive years after the date of the termination of the refund a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project (up to a maximum of €350,000,000 or $419,755,000 over a period of ten years).
In January 2016, Bpifrance provided funding to the Company for a new long-term research project, estimated to be completed over a 27-month period. The total of the funding amounts to €2,095,000 ($2,288,000) comprising a portion in the form of a grant (€668,000 or $729,000) and a portion in the form of a forgivable loan (€1,427,000 or $1,558,000). The funding will be paid in four installments: the first tranche at the contract signature date, the second, the third and the fourth installments after milestones defined in the contract. The grant is recognized as a reduction of research and development expense when corresponding expense is incurred. The forgivable loan advance will be repaid, except if the project is a commercial failure, from July 1, 2019 to July 1, 2023 and bears interests at a 1.17% fixed contractual rate. The difference between the amount of grant received and the present value of future payments discounted using interest rate applied for standard loans with similar maturity amounted to a reduction of $30,000 in the debt carrying value, with such difference being amortized over the contract period. In the event of commercial success, and sales of the product developed under this program are in excess of €3 million ($3.3 million), then the Company shall pay for 4 consecutive years after the date of the termination of the refund 13% of the revenues generated by the sales of the products or services (up to a maximum of €600,000, or $655,000, over a period of 10 years).
In 2016, the Company received payments for the two foregoing projects of €342,000 ($379,000) as grant and €594,000 ($642,000) as forgivable loan. In 2017, the Company received payments for one project €176,000 ($207,000) as grant and for the two projects €2,132,000 ($2,509,000) as forgivable loan. No funds were received from the Bpifrance projects in 2015.
The estimated market rate of interest applied in 2017, 2016 and 2015 was between 1.80% and 2.30%. Accrued interest of $159,000 was recorded as of December 31, 2017 ($83,000 as of December 2016 and $46,000 as of December 31, 2015).
15.3. Government loans
In September 2015, the Company received two loans from Bpifrance for a total amount of €2,000,000 ($2,228,000). One loan of €1,000,000 bears interest at 5.24% per year, paid quarterly; the second loan of €1,000,000 is interest-free. The interest-free loan has been revalued using the 5.24% interest rate payable on the other loan. Both loans have seven year terms with the principal being amortized on a quarterly basis beginning in June 2017.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

16. Provisions

	Post- employment benefits	Others	Total	Current	Non current
	(in thousands)
At January 1, 2015	$893	$883	$1,776	$548	$1,228
Arising (released) during the year	(165)	670	505	—	—
Released (used) during the year	—	(467)	(467)	—	—
Released (unused) during the year	—	(101)	(101)	—	—
At December 31, 2015	728	985	1,713	317	1,396
Arising (released) during the year	(29)	75	46	—	—
Released (used) during the year	(11)	(269)	(280)	—	—
Released (unused) during the year	—	(127)	(127)	—	—
At December 31, 2016	688	664	1,352	46	1,306
Arising (released) during the year	216	443	659	—	—
Released (used) during the year	—	(50)	(50)	—	—
Released (unused) during the year	—	(397)	(397)	—	—
At December 31, 2017	$904	$660	$1,564	$32	$1,532
The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees. The comprehensive income for 2017 includes $46,000 of actuarial loss (actuarial gain of $120,000 in 2016 and actuarial gain of $215,000 in 2015). One employee has retired during the year ended December 31, 2016. No employee retired in 2015 or 2017.
The main assumptions used in the calculation are the following:

	2015	2016	2017
Discount rate	2.03%	1.31%	1.30%
Salary increase	3%	Between 1.5% and 3.5%	Between 1.5% and 3.5%
Retirement age	60-62 years	60-62 years	60-62 years
Turnover: depending on the seniority	3.32%, nil as from 64 year old	4.35%, nil as from 64 year old	4.35%, nil as from 64 year old
In May 2015, the Company was notified by the United Kingdom tax authorities of inquiries regarding the calculation method used in 2014 UK research tax credit. Based on the assessment of the potential exposure in this dispute, in the year ended December 31, 2015, the Company recorded a provision for risk related to the UK tax credit in the amount of £170,000 ($252,000). In May 2016, the review was finalized and the assessment was not significantly different from the amount accrued.
In 2014, the Company canceled a final shipment of components ordered from a supplier and was invoiced a contractual penalty of $507,000. The Company had recorded the full amount as a provision, which was recorded in G&A expense. In the year ended December 31, 2015, the supplier and the Company came to an agreement to reduce this penalty to $402,000 and the amount was paid during 2015.
At December 31, 2015, 2016 and 2017, “Other provisions” include primarily estimated royalty payments assessed on sales of modules to holders of patents which may be deemed as essential under the requirements of the LTE standard. The royalty provision is based on management’s judgment, taking into consideration the various legal decisions, articles, reports and industry discussions on the subject which were available, and is recorded in the cost of product revenue. The Company’s modules are considered as final products incorporating the full LTE function, and therefore may have royalties assessed on their sale; no royalties are accrued on the sales of chips as the full LTE functionality is not included in the chip. In the year ended December 31, 2017, the Company revised the estimated royalty provision and reduced provisions from 2015 and 2016 by a total of $397,000 (provisions from 2014 and 2015 reduced by $127,000 in the year ended December 31, 2016).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

17. Other non-current liabilities

	At December 31,
	2015	2016	2017
	(in thousands)
Payables	$3,257	$—	$—
Deferred tax	10	22	52
Total other non-current liabilities	$3,267	$22	$52
Deferred revenue	$1,940	$1,940	$1,293
In the year ended December 31, 2015, the Company signed a contract with a supplier for a total amount of €5,000,000 ($5,368,000), to be paid in three installments in 2016 and 2017. The total debt was recorded for $4,744,000 corresponding to the discounted value calculated with an interest rate of 8.34% of which $3,257,000 was recorded as non-current liabilities and $1,487,000 as trade payables in 2015 as the first installment of €1,500,000 was due on December 31, 2016, the two others during the year ended 2017. At December 31, 2016 and 2017, the liability was recorded in trade payables.
In December 2015, the Company entered into a contract with a customer for certain development services which resulted in the recognition of deferred revenues for $1,940,000 to be recognized on a straight-line basis over four years beginning when the customer’s product is certified by a major U.S. carrier. As revenues were expected to be recognized subsequent to December 31, 2017, these deferred revenues were presented as non–current liabilities as of December 31, 2016 and 2015. The certification occurred in September 2017 and therefore $121,000 was recognized as revenue in 2017, $485,000 of the deferred revenues has been classified as current as of December 31, 2017 and the remainder as non-current liabilities as of December 31, 2017.

18. Trade payables and other current liabilities

	At December 31,
	2015	2016	2017
	(in thousands)
Trade payables	$9,498	$18,358	$13,023
Other current liabilities:
Employees and social debts	3,254	3,283	3,720
Others	1,350	1,132	1,418
Total other current liabilities	$4,604	$4,415	$5,138
Deferred revenue	$1,222	$335	$740
Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are generally settled on 30-day terms.

•	Other payables, primarily accrued compensation and related social charges, are non-interest bearing.
As of December 31, 2015, 2016 and 2017, trade payables included the current part of a supplier debt recorded at the discounted value and amounting to $1,487,000, $5,061,000 and $2,399,000, respectively (see note 17). The final installment of the supplier debt was settled in January 2018.
As of December 31, 2015, 2016 and 2017, deferred revenue is related to maintenance revenue, recognized over the 12-month maintenance period. In 2015 and 2017, in addition to deferred maintenance revenue, the Company recognized deferred revenue related to development services agreements. At December 31, 2015 and 2017, deferred development services revenue totaled $978,000 and $61,000, respectively, which was expected to be recognized during the year ending December 31, 2016 and December 31, 2018, respectively. There was no deferred development services revenue at December 31, 2016.

19. Information about financial instruments
19.1. Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2015	2016	2017	2015	2016	2017
	(in thousands)
Financial assets:
Trade and other receivables
Trade receivables	$16,497	$15,285	$20,926	$16,497	$15,285	$20,926
Loans and other receivables
Deposits	345	332	402	345	332	402
Available for sale instruments
Long-term investments	321	310	353	321	310	353
Cash, cash equivalents and short-term investments	8,681	20,547	3,295	8,681	20,547	3,295
Total financial assets	$25,844	$36,474	$24,976	$25,844	$36,474	$24,976
Total current	$25,178	$35,832	$24,221	$25,178	$35,832	$24,221
Total non-current	$666	$642	$755	$666	$642	$755
Financial liabilities:
Interest-bearing loans and borrowings:
Finance lease liability	12	—	—	12	—	—
Interest-bearing receivables financing	6,472	7,712	7,413	6,472	7,712	7,413
Convertible debt and accrued expenses	8,984	16,338	17,063	8,984	16,115	16,309
Government loans	1,851	1,852	2,071	1,851	1,852	2,071
Research project financing	2,947	3,306	4,004	2,947	3,306	4,004
Trade and other payables (current and non current)	12,755	18,358	13,023	12,755	18,358	13,023
Financial instruments at fair value through other comprehensive income:
Cash flow hedges	39	150	—	39	150	—
Financial instruments at fair value through profit and loss:
Convertible debt embedded derivative	6,091	—	—	6,091	—	—
Total financial liabilities	$39,151	$47,716	$43,574	$39,151	$47,493	$42,820
Total current	$22,112	$26,431	$21,935	$22,112	$26,431	$21,935
Total non-current	$17,039	$21,285	$21,639	$17,039	$21,062	$20,885
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

The convertible debts are compound financial instruments. As described under Note 14.1, the fair value of the embedded derivative convertible debt was recalculated at the end of each reporting period until the related conversion prices were fixed. At December 31, 2016, as the conversion prices of both convertible debt issues had been fixed during the year, there was no longer any embedded derivative.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Liabilities measured at fair value

	At December 31,
	2016	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	$(150)	—	$(150)	—
As at December 31, 2017, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2017	Level 1	Level 2	Level 3
	(in thousands)
Available-for-sale instruments:
Long-term investments	$353	—	$353	—
Liabilities measured at fair value

	At December 31,
	2017	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	$72	—	$72	—

19.2. Financial instruments at fair value
The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.
The following tables present fair values of derivative financial instruments at December 31, 2015, 2016 and 2017.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	At December 31, 2015
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy U.S dollars, sell euros)	€2,300	$(38)
Options (buy euros, sell U.S. dollars)	2,500	(1)
Total	€4,800	$(39)

	At December 31, 2016
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€5,750	$(142)
Options (buy euros, sell U.S. dollars)	1,500	(8)
Total	€7,250	$(150)

	At December 31, 2017
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€2,250	$53
Options (buy euros, sell U.S. dollars)	3,000	19
Total	€5,250	$72
The fair value of foreign currency related derivatives are included in the Consolidated Statement of Financial Position in “Other current financial liabilities” at December 31, 2015 and 2016 and in "Prepaid and other receivables" at December 31, 2017. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.
During the year ended December 31, 2017, the Company recorded a gain of $195,000 (loss of $91,000 and gain of $78,000 for the years ended December 31, 2016 and 2015, respectively) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges. During the year ended December 31, 2017, the amount transferred from other comprehensive income to Consolidated Statement of Operations was a loss of $74,000 (losses of $44,000 and $309,000 during the year ended December 31, 2016 and 2015, respectively).
During the years ended December 31, 2015 and 2017, the Company recognized net losses of $6,000 and $3,000, respectively, related to the ineffective position of its hedging instrument. There was no ineffective portion of hedging instrument in the year ended December 31, 2016.
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

•
Available for sale long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $321,000, $310,000 and $353,000 at December 31, 2015, 2016 and 2017, respectively.

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
Nearly 100% of total revenues and approximately 89% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. Approximately 57% of operating expense is denominated in euros. (See Note 19.2 regarding the hedging arrangement in progress as of December 31, 2017).
If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, as measured using the Company's 2017 weighted average exchange rate of one euro = $1.1185, the Company estimates the impact, in absolute terms, on operating expenses for the year ended December 31, 2017 would have been approximately $2.3 million.
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
The following table summarizes customers representing a significant portion of the Company’s total revenue:

Customer	Customer Location	% of total revenues for the year ended December 31,			Trade receivables at December 31,
		2017	2016	2015	2017	2016	2015
A	Taiwan	17%	29%	—	$5,352,000	$4,870,000	$—
B	Taiwan	16%	Less than 10%	—	$4,060,000	$—	$—
C	China	Less than 10%	15%	14%	$246,800	$(100,000)	$1,167,000
D	China	—	Less than 10%	27%	$—	$(3,000)	$3,102,000
E	Taiwan	—	—	16%	$—	$—	$2,222,000
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Liquidity risk
The Company monitors its risk of a shortage of funds using a cash flow planning tool. This tool considers the maturity of both its financial investments and financial assets (e.g. accounts receivables, other financial assets) and projected cash flows from operations.

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
	(in thousands)
At December 31, 2015
Research project financing	$1,132	$—	$330	$645	$840	$—	$2,947
Interest-bearing receivables financing	6,472	—	—	—	—	—	6,472
Government loans	—	93	370	370	370	648	1,851
Convertible debt and accrued interests	—	—	8,984	—	—	—	8,984
Finance lease	39	—	—	—	—	—	39
Trade payables	9,498	3,257	—	—	—	—	12,755
Other financial liabilities	4,604	—	—	—	—	—	4,604
	$21,745	$3,350	$9,684	$1,015	$1,210	$648	$37,652
At December 31, 2016
Research project financing	$1,376	$631	$742	$425	$19	$30	$3,223
Interest-bearing receivables financing	7,712	—	—	—	—	—	7,712
Government loans	167	376	373	370	368	198	1,852
Convertible debt and accrued interests	—	—	16,338	—	—	—	16,338
Trade payables	18,358	—	—	—	—	—	18,358
Other financial liabilities	4,415	—	—	—	—	—	4,415
	$32,028	$1,007	$17,453	$795	$387	$228	$51,898
At December 31, 2017
Research project financing	$899	$1,246	$671	$291	$297	$441	$3,845
Interest-bearing receivables financing	7,413	—	—	—	—	—	7,413
Government loans	600	398	398	398	159	—	1,953
Convertible debt and accrued interests	—	11,861	5,202	—	—	—	17,063
Trade payables	13,023	—	—	—	—	—	13,023
Other financial liabilities	5,138	—	—	—	—	—	5,138
	$27,073	$13,505	$6,271	$689	$456	$441	$48,435
Company’s liquidity risk for the next 12 months is described in note 2.1.
Capital management
The primary objective of the Company’s capital management is to continue to execute according to its business plans and budgets in order to achieve profitability and positive cash flow, and to maximize shareholder value.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

19.4. Changes in liabilities arising from financing activities

	January 1, 2017	Cash flows	Foreign exchange movement	Other	December 31, 2017
	(In thousands)
Government grant advances and loans	$5,745	2,600	915	(2,638)	$6,622
Convertible debt and accrued interest	$16,338	—	—	725	$17,063
Interest-bearing financing of receivables	$7,712	(299)	—	—	$7,413
Total	$29,795	2,301	915	(1,913)	$31,098

20. Commitments and contingencies
Contingencies
From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business.
On August 9, 2017, a putative securities class action captioned Andrew Renner v. Sequans Communications S.A., Georges Karam, and Deborah Choate (Case 1:17-cv-04665) was filed in the U.S. District Court for the Eastern District of New York. The plaintiff alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based on purported misrepresentations regarding Sequans’ revenue recognition policy in the Company’s Form 20-F annual reports filed on April 29, 2016 and March 31, 2017. The complaint seeks unspecified damages and costs and fees. On August 10, 2017, an almost identical class action complaint captioned Kevin Shillito v. Sequans Communications S.A., Georges Karam, and Deborah Choate (Case 2:17-cv-04707) was filed in the same court. On September 28, 2017, the Shillito action was consolidated with the Renner action. On October 10, 2017, candidates to be lead plaintiff filed motions to appoint a lead plaintiff and lead counsel. On February 6, 2018 the Court appointed lead plaintiffs and lead counsel.  Lead plaintiffs filed their Consolidated Amended Complaint (the “CAC”) on April 9, 2018, which did not significantly alter the allegations made in the earlier pleadings. Pursuant to a prior stipulation and order, the Company, Mr. Karam and Ms. Choate have until May 24, 2018 to answer, move or otherwise respond to the CAC.

The Company is unable to make a reasonable estimate of the financial effect that will result from ultimate resolution of the proceedings - if any. Management is not aware of any other legal proceedings that, if concluded unfavorably, would have a significant impact of financial position, operations or cash flows.
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
Bank guarantee
A bank guarantee was issued in favor of the owners of new leased office space in France, in order to secure six months of lease payments, for an amount of $352,000 as of December 31, 2017. This guarantee was secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee. The total value of investments secured to cover this bank guarantee was $353,000 at December 31, 2017.
Operating leases
The Company has long-term operating leases for office rental. Future minimum undiscounted lease payments under long-term operating leases are as follows:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	December 31,
	2015	2016	2017
	(in thousands)
Within one year	$909	$879	$1,072
After one year but not more than five years	2,358	1,932	1,035
More than five years	—	—	—
Total minimum lease payments	$3,267	$2,811	$2,107
Total operating lease expense for the year ended December 31, 2017 was $1,528,000 (2016;$1,440,000; 2015: $1,370,000).
Purchase commitments
As of December 31, 2017, the Company had $3.7 million of non-cancelable purchase commitments with its third-party manufacturer and suppliers for future deliveries of equipment and components, principally during the first half of 2018.
21. Related party disclosures
There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions. There is one investor who owns in excess of 10% of the share capital of the Company: BPI France Participation – Fonds Large Venture, a fund managed by Bpifrance. At the annual shareholders meeting on June 30, 2017, the shareholders approved the nomination of Mailys Ferrere to the board of directors. Mrs. Ferrere is employed by BPI France Participation - Fonds Large Venture. Bpifrance provided funding to two consortiums which include the Company in the context of long-term research projects (See Note 15.2 Research project financing) and in loans (See Note 19.3 Government loans).
On December 11, 2014, the Board of Directors approved a consulting agreement with Alok Sharma, member of the board of directors, for services in business development and strategy. This agreement was renewed in 2015 and 2016, and expired in July 2016. During the years ended December 31, 2015 and 2016, Mr Sharma earned fees totaling $155,000 and $108,000, respectively, under this contract. No consulting fees were paid or accrued during the year ended December 31, 2017.
In April 2015 the Company completed the sale of a $12 million convertible note, and in April 2016 the sale of a $6.0 million convertible note, to an affiliate of Nokomis Capital, L.L.C., an investor who owns in excess of 5% of the share capital of the Company, in private placement transactions (See Note 14.1 Convertible debt). In 2017, the Company amended the terms of both notes and as part of the agreement, a representative of Nokomis Capital, L.L.C. became a board observer in November 2017 and will be nominated to become a board member at the next annual shareholders' meeting. As of December 31, 2017, the principal amount and accrued interests of the convertible note held by an affiliate of Nokomis Capital, L.L.C amounts to $21.6 million.
No other transactions have been entered into with these or any other related parties in 2015, 2016 and 2017, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.
Compensation of key management personnel

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$2,112	$1,896	$2,376
Share-based payment expense for the year	380	490	1,043
Board members fees to non-executive members	196	188	190
Total compensation expense for key management personnel	$2,688	$2,574	$3,609
Key management personnel comprises the chief executive officer and all executive vice presidents reporting directly to him.
The employment agreement with the chief executive officer calls for the payment of a termination indemnity of an amount equal to one year of his gross annual base remuneration and bonus in the event of his dismissal by the Board of Directors of the Company.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

In 2015 through 2016, the Company had in place a consulting agreement with a non-executive board member as described above.
Directors’ interests in an employee share incentive plan
The Company granted warrants to certain members of the Board of Directors during the years ended December 31, 2015, 2016 and 2017:
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
- On June 30, 2017, the shareholders authorized the Board of Directors to grant to Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Sharma and Slonimsky 30,000 warrants each. On July 3, 2017, the Board used this authorization to make such grants with an exercise price of $3.31 per ordinary share.
The board members were required to subscribe to the warrants at a price of €0.01 per warrant, as required by French law. There is no subscription required for founders warrants.
Share-based payment expense incurred in connection with these transactions amounted to $89,000 in the year ended December 31, 2017 (2016: $35,000; 2015: $48,000).
22. Events after the reporting date
In its meeting of February 6, 2018, the Board of Directors granted 409,500 restricted share awards.
On January 17, 2018, the Company increased its capital in connection with a public offering by issuing 12,500,000 ordinary shares at $1.60 per share, with participation by Bpifrance (3,125,000 shares), Nokomis Capital, L.L.C (3,125,000 shares) and one board member (25,000 shares). On January 19, 2018, the underwriters purchased an additional 1,875,000 ordinary shares at the public offering price. The total gross proceeds from the offering amounted to $23.0 million and the related expenses costs amounted to $2.1 million resulting in a net proceeds of $20.9 million.