Form 20-F/A
period 2017-12-31
SEQUANS COMMUNICATIONS
filed 2019-01-08
CIK 1383395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Amendment No. 1)

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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐     No  ☑

INTRODUCTION
This Amendment No. 1 to Sequans Communications S.A.’s Annual Report on Form 20-F (the “Form 20-F”) for the year ended December 31, 2017 is being filed solely to update the Report of Independent Registered Public Accounting Firm on page F-2 of the Form 20-F to reference the International Accounting Standards Board and to file new Exhibits 12.1, 12.2, 13.1, 13.2 and 15.1 in response to a comment received from the staff of the Securities and Exchange Commission. No other changes have been made to the Form 20-F. This Amendment No. 1 speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F, except as noted above.

PART I
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

B.	Significant Changes
No significant changes have occurred since December 31, 2017, except as otherwise disclosed in this annual report.

PART III
Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	By-laws (statuts) of Sequans Communications S.A. effective February 6, 2018 (English translation)

Exhibit Number	Description of Exhibit
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

Exhibit Number	Description of Exhibit
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

4.19	Restricted Share Award Plan 2016-1 (incorporated by reference to Exhibit 99.2 to Registration No. 333-214444)
4.20	BSA (Warrants) Subscription Plan 2016-1 (incorporated by reference to Exhibit 99.3 to Registration No. 333-214444)
4.21	BSA (Warrants) Subscription Plan 2016-2 (incorporated by reference to Exhibit 99.4 to Registration No. 333-214444)
4.22	BSA (Warrants) Issuance Agreement, dated June 28, 2016 (incorporated by reference to Exhibit 99.5 to Registration No. 333-214444)
4.23	Restricted Share Award Plan 2016-2 (incorporated by reference to Exhibit 99.1 to Registration No. 333-215911)

Exhibit Number	Description of Exhibit
4.24	Restricted Share Award Plan 2017-1 (incorporated by reference to Exhibit 99.2 to Registration No. 333-219430)
4.25	Restricted Share Award Plan 2017-2 (incorporated by reference to Exhibit 99.1 to Registration No. 333-219430)
4.26	Restricted Share Award Plan 2017-3 (incorporated by reference to Exhibit 99.1 to Registration No. 333-219430)
4.27	BSA (Warrants) Subscription Plan 2017-1 (incorporated by reference to Exhibit 99.3 to Registration No. 333-219430)
4.28	BSA (Warrants) Subscription Plan 2017-2 (incorporated by reference to Exhibit 99.4 to Registration No. 333-219430)
4.29	BSA (Warrants) Issuance Agreement, dated June 30, 2017 (incorporated by reference to Exhibit 99.5 to Registration No. 333-219430)
4.30
Board Observer Rights agreement dated October 30, 2017 by and among Sequans Communications S.A and Nokomis Capital Master Fund, LP (incorporated by reference to Exhibit 99.5 to the Form 6-K filed with the SEC on October 31, 2017)

4.31	Standstill Agreement by and among Sequans Communications S.A and Nokomis Capital Master Fund, LP (incorporated by reference to Exhibit 99.6 to the Form 6-K filed with the SEC on October 31, 2017)
8.1*	List of Subsidiaries
12.1**	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2**	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1**	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of Ernst & Young Audit, independent registered public accounting firm

*	Previously filed.
**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman

Date: January 8, 2019

Sequans Communications S.A.
Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sequans Communications S.A.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. (the “Company”) as of December 31, 2015, 2016 and 2017, and the related consolidated statements of operations, comprehensive loss, consolidated cash flows and changes in equity (deficit) for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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