Form 20-F
period 2019-12-31
SEQUANS COMMUNICATIONS
filed 2020-03-30
CIK 1383395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Georges Karam
Chairman and Chief Executive Officer
Sequans Communications S.A.
15-55 Boulevard Charles de Gaulle
92700 Colombes, France
Telephone: +33 1 70 72 16 00
Facsimile: +33 1 70 72 16 09
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Symbol	Name of each exchange on which registered
American Depositary Shares, each representing four ordinary shares, nominal value €0.02 per share	SQNS	New York Stock Exchange
Ordinary shares, nominal value €0.02 per share		New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary shares, nominal value €0.02 per share: 95,587,146 as of December 31, 2019
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes   ☑  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and "emerging growth company" in Rule 12b-2 of the Exchange Act.:
Large accelerated filer  ☐                 Accelerated filer  ☑
Non-accelerated filer  ☐        Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
 FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
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
Reference to “the Shares” are references to Sequans Communications’ Ordinary Shares, nominal value €0.02 per share, and references to “the ADSs” are to Sequans Communications’ American Depositary Shares (each representing four Ordinary Shares), which are evidenced by American Depositary Receipts (ADRs).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation:

•	the contraction or lack of growth of markets in which we compete and in which our products are sold;

•	unexpected increases in our expenses, including manufacturing expenses;

•	our inability to adjust spending quickly enough to offset any unexpected revenue shortfall;

•	delays or cancellations in spending by our customers;

•	unexpected average selling price reductions;

•	the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies;

•	our inability to anticipate the future market demands and future needs of our customers;

•	our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect;

•	our inability to enter into and execute on strategic alliances;

•	our ability to meet performance milestones and financing obligations under strategic license and development services agreements;

•	the impact of natural disasters or pandemics on our sourcing operations and supply chain;

•	our ability to remediate material weaknesses in our internal controls relating to the accounting for certain revenue transactions;

•
the potential impact of the COVID-19 coronavirus on the production of our products in China and elsewhere, our ability to operate remotely during government shelter-in-place orders, or demand for our products by customers whose supply chain is impacted or whose demand is curtailed thereby reducing demand for our products; and

•	other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” as well as similar expressions. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and are subject to risks, uncertainties and other important factors. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. We cannot assure you that our plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus supplement as described in “Item 3.D—Risk Factors”, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects”. Given these risks, uncertainties and other important factors, you should not place undue reliance on these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this annual report. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. Except as required by law, we assume no obligation to update any forward-looking statements publicly, whether as a result of new information, future events or otherwise.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods. The consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019, the consolidated statements of financial position data at December 31, 2017, 2018 and 2019, and the consolidated statements of cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited Consolidated Financial Statements included elsewhere in this annual report. The consolidated statement of operations data for the years ended December 31, 2015 and 2016, consolidated statement of financial position data at December 31, 2015 and 2016, and the consolidated statement of cash flow data for the years ended December 31, 2015 and 2016, have been derived from our audited Consolidated Financial Statements that are not included in this annual report.

Our financial statements included in this annual report were prepared in U.S. dollars in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

	Year ended December 31,
	2015 (1) (2)	2016 (1) (2)	2017 (1) (2)	2018 (2)	2019
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product revenue	$24,669	$34,581	$37,353	$28,938	$21,947
Other revenue	7,863	10,998	10,910	11,312	8,917
Total revenue	32,532	45,579	48,263	40,250	30,864
Cost of revenue(3):
Cost of product revenue	17,970	22,574	24,725	21,957	16,703
Cost of other revenue	1,481	3,022	2,397	2,405	1,782
Total cost of revenue	19,451	25,596	27,122	24,362	18,485
Gross profit	13,081	19,983	21,141	15,888	12,379
% of revenue	40%	44%	44%	39%	40%
Operating expenses(3):
Research and development	25,305	26,334	25,202	27,909	23,799
Sales and marketing	5,985	7,126	8,785	9,411	7,968
General and administrative	5,428	6,267	6,679	10,085	8,570
Total operating expenses	36,718	39,727	40,666	47,405	40,337
Operating income (loss)	(23,637)	(19,744)	(19,525)	(31,517)	(27,958)
Financial income (expense)	(3,448)	(4,759)	(6,335)	(5,675)	(9,522)
Profit (Loss) before income taxes	(27,085)	(24,503)	(25,860)	(37,192)	(37,480)
Income tax expense (benefit)	317	284	300	(968)	(783)
Profit (Loss)	$(27,402)	$(24,787)	$(26,160)	$(36,224)	$(36,697)
Basic earnings (loss) per ordinary share	$(0.46)	$(0.39)	$(0.34)	$(0.39)	$(0.39)
Diluted earnings (loss) per ordinary share	$(0.46)	$(0.39)	$(0.34)	$(0.39)	$(0.39)
Number of ordinary shares used for computing:
Basic per ordinary share	59,145	63,805	77,668	93,767	95,009
Diluted per ordinary share	59,145	63,805	77,668	93,767	95,009
Basic earnings (loss) per ADS*	$(1.85)	$(1.55)	$(1.35)	$(1.55)	$(1.54)
Diluted earnings (loss) per ADS*	$(1.85)	$(1.55)	$(1.35)	$(1.55)	$(1.54)
Number of ADS used for computing:
Basic per ADS*	14,786	15,951	19,417	23,442	23,752
Diluted per ADS*	14,786	15,951	19,417	23,442	23,752
* taking into account the November 29, 2019 adjustment in the ratio of shares to ADS : each ADS represents 4 ordinary shares

	At December 31,
	2015 (1) (2)	2016 (1) (2)	2017 (1) (2)	2018 (2)	2019
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash, cash equivalents and short-term deposit	$8,681	$20,547	$3,295	$12,086	$14,098
Total current assets	35,819	50,069	39,747	43,163	37,025
Total assets	48,856	65,077	57,056	62,574	63,315
Current and non-current loans and borrowings (1)	26,482	29,310	30,655	48,834	58,645
Total current liabilities	29,132	31,467	27,938	27,197	38,064
Total equity (deficit)	(1,248)	8,860	4,148	(5,019)	(29,561)
(1) Including convertible debts, venture debt, lease liabilities, government grant advances and loans, and interest-bearing financing of receivables.

	Year ended December 31,
	2015 (1) (2)	2016 (1) (2)	2017 (1) (2)	2018 (2)	2019
	(in thousands)
Consolidated Statements of Cash Flow Data:
Net cash flow from (used in) operating activities	$(16,401)	$(15,589)	$(28,626)	$(22,838)	$5,093
Net cash flow used in investing activities	(5,345)	(5,270)	(6,477)	(8,766)	(9,101)
Net cash flow from financing activities	17,710	32,778	17,838	40,744	6,019
Net foreign exchange difference	(5)	(5)	11	(2)	1
Cash and cash equivalents at January 1	12,329	8,288	20,202	2,948	12,086
Cash and cash equivalents at December 31	8,288	20,202	2,948	12,086	14,098
(1) In 2018, the Company adopted IFRS 15 “Revenue from Contracts with Customers” using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.
(2) In 2019, the Company adopted IFRS 16 "Leases" standard using the modified retrospective approach. Accordingly, prior period amounts have not been restated.
(3) Includes share-based compensation as follows:

	Year ended December 31,
	2015	2016	2017	2018	2019
	(in thousands)
Cost of revenue	$17	$11	$7	$8	$10
Operating expenses	850	1,111	1,631	1,804	1,787
Share-based compensation	$867	$1,122	$1,638	$1,812	$1,797

Exchange Rate Information
In this annual report, for convenience only, we have translated the euro amounts reflected in our financial statements as of and for the year ended December 31, 2019 into U.S. dollars at the rate of €1.00 = $1.1227, the noon buying rate for euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2019. You should not assume that, on that or on any other date, one could have converted these amounts of euros into U.S. dollars at that or any other exchange rate.

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
Risks Related to Our Business and Industry
We, as well as our customers, source certain components from Asia and our chips and modules are manufactured in Asia, which expose us to risks related to health epidemics, and the COVID-19 in particular, that could impact our results of operations. The impact of COVID-19 could also reduce demand for our products and the ability to operate our business remotely during government shelter-in-place orders.
Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus first identified in Wuhan, China. Currently, our sole foundry is located in Taiwan, our module suppliers are located in China and our test and assembly suppliers are in Taiwan, Singapore and South Korea. We also operate an office in Shenzhen, China and have teams throughout Asia, including Hong Kong, Taiwan, South Korea and Singapore. In addition, we have significant customers based in China, South Korea, Taiwan and the United States. Any outbreak of contagious diseases, including further expansion of the COVID-19 coronavirus pandemic, and other adverse public health developments could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to operate our business during government shelter-in-place orders, to travel or to manufacture or distribute our products, as well as temporary closures of our facilities and the facilities of our suppliers or customers. Any disruption of our or our suppliers’ or customers’ operations would likely impact our sales and operating results, including our revenue expectations. For example, the government of France ordered that all non-essential businesses close until at least April, which has required that we move to remote working. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could impact our operating results. As the circumstances surrounding the COVID-19 pandemic are rapidly changing, the extent to which it may impact our business is uncertain.
We have a history of losses and have experienced a significant decline in revenue from 2011, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.
We were established in 2003 and began operations in 2004, and have incurred losses on an annual basis since inception. We experienced net losses of $26.2 million, $36.2 million and $36.7 million in 2017, 2018 and 2019, respectively. At December 31, 2019, our accumulated deficit was $308.7 million. We expect to continue to incur significant expense related to the development of our 4G and 5G products and expansion of our business, including research and development and sales and administrative expenses. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. If we do not, we may not be able to achieve or maintain profitability, and we may continue to incur significant losses in the future.
These facts and conditions raise substantial doubt about our ability to continue as a going concern, and our independent registered public accounting firm has included an explanatory paragraph regarding going concern qualification in its audit report. The failure to raise additional equity may have a material adverse effect on our business, results of operations and financial position, and may adversely affect our ability to continue as a going concern. If we do not become consistently profitable, our accumulated deficit will grow larger and our cash balances will decline further, and we will require further financings to continue operations. Any such financings may not be accessible on acceptable terms, if at all. Furthermore, the effects of COVID-19 coronavirus pandemic might have a negative impact on the production of our products in affected regions or on the demand for our products by customers whose supply chain or end demand are negatively affected by COVID-19, and as a result could affect our financial condition. The effects of COVID-19 have also had and may continue to have a prolonged negative impact on the capital markets globally, which could in turn negatively impact our ability to raise funds to meet our financial needs in the next twelve months and beyond. If we cannot generate sufficient cash or obtain additional financing, we may be required to downsize our business operations. If we are unable to obtain additional financing as specified in a certain license and development services agreement, we may be required to repay a portion of the related advance payments.

Our industry is subject to rapid technological change that could result in decreased demand for our products and those of our customers, or result in new specifications or requirements for our products, each of which could negatively affect our revenues, margins and operating results.
The markets in which we and our customers compete or plan to compete are characterized by rapidly changing technologies and industry standards and technological obsolescence, including the evolving trends in IoT and the emergence of 5G. Our ability to compete successfully depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in any of our target markets could harm our competitive position within these markets. In addition, such shifts can cause a significant decrease in our revenues and adversely affect our operating results. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenue and a loss of design wins. The development of new technologies and products generally requires substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new technologies and products, including our 4G and 5G products, and it is possible that our development efforts will not be successful and that our new technologies and products will not be accepted by customers or result in meaningful revenue. If the semiconductor solutions we develop fail to meet market or customer requirements or expectations, or do not achieve market acceptance, our operating results and competitive position would suffer.
Our success and the success of our new products will depend on accurate forecasts of future technological developments, customer and consumer requirements and long-term market demand, as well as on a variety of specific implementation factors, including:

•
accurate prediction of the size and growth of the 4G markets, and in particular the market for 4G-only, also referred to as single-mode 4G, products where no fall back to 2G or 3G technology is required, and the market for the variants of 4G optimized for the Internet of Things (the narrow band versions referred to as Cat M and Cat NB);

•	accurate prediction of the size and growth of the 5G market;

•	accurate prediction of changes in device manufacturer requirements, technology, industry standards or consumer expectations, demands and preferences;

•	accurate prediction of the growth of the Internet of Things markets and the adoption of industry standards allowing devices to connect and communicate with each other;

•	accurate prediction of the timing of commercial availability of 4G and 5G networks, including the network operators' deployment of Cat M and Cat NB);

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
We depend on the commercial deployment of 4G LTE narrow band variants and 5G communications equipment, products and services to grow our business, and our business may be harmed if wireless carriers delay or are unsuccessful in the adoption of Cat M and Cat NB standards, or if they deploy technologies that are not supported by our solutions.
We depend upon the continued commercial deployment of 4G and 5G wireless communications equipment, products and services based on our technology. Deployment of new networks by wireless carriers requires significant capital expenditures, well in advance of any revenue from such networks. During network deployment, wireless carriers often anticipate a certain rate of subscriber additions and, in response, operators typically procure devices to satisfy this forecasted demand. If the rate of deployment of new networks by wireless carriers is slower than we expect or if 4G LTE technology is not as widely adopted by consumers as we expect, the rate of subscriber additions may be slower than expected, which will reduce the sales of our products and cause OEMs and ODMs to hold excess inventory. This would harm our sales and our financial results.
As we expand into the broader Internet of Things markets, we depend on the commercial deployment of narrow band LTE variants, beginning with Cat M and, later, Cat NB. The adoption of the Cat M and Cat NB standards is expected to expand the markets for Internet of Things devices. If the Cat M or Cat NB standards are not successfully adopted and deployed, are further delayed or if competing standards for Internet of Things devices become favored by wireless carriers, we may not be able to successfully commercialize our Cat M and Cat NB products, which would harm our sales and our financial results.
In the future, we are likely to have similar dependencies regarding the deployment of other 4G variants and 5G networks.
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
We or our customers may be required to obtain licenses for certain so-called “standard essential patents” in order to comply with applicable standards, which could require us to pay additional royalties on certain of our products. If we or our customers are unable to obtain such licenses, our business, results of operations, financial condition and prospects would be harmed.
We or our customers may be required to obtain licenses for third-party intellectual property. In particular, we may be required to obtain licenses to certain third-party patents, so-called “standard essential patents,” that claim features or functions that are incorporated into applicable industry standards and that we are required to provide in order to comply with the standard. If we need to license any third-party intellectual property, standard essential patents or other technology, we could be required to pay royalties on certain of our products. In addition, while the industry standards bodies and antitrust laws in certain countries may require participating companies to license their standard essential patents on fair, reasonable, and nondiscriminatory terms, there can be no assurances that we will be able to obtain such licenses on commercially reasonable terms or at all. Although we have implemented a dedicated standard essential patents licensing-in reference policy, our inability to obtain required third-party intellectual property licenses on commercially reasonable terms or at all could harm our business, results of operations, financial condition or prospects. If our customers are required to obtain such licenses, there can be no assurances that their businesses will not be adversely affected. In addition, if our competitors have significant numbers of essential patents and/or patent license rights, they could be at an advantage in negotiating with our customers or potential customers, which could influence our ability to win new business or could result in downward pressure on our average selling prices.
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
Participating in the module business could create a perception among our customers that we are competing with them if they are also in the module business, which could impair our chipset business prospects with such customers. The module can be considered an end product with full 4G LTE functionality; therefore, there is market pressure for us to sell our modules with standard essential IP indemnification from manufacturers of products not normally incorporating a communication function. We intend to negotiate license agreements for the module in order to offer standard indemnification to our manufacturing partners, but there can be no assurance that we will be successful in obtaining licenses for standard essential IP on acceptable terms.
Our 4G semiconductor solutions do not incorporate support for 2G or 3G protocols, and we currently focus on selling our solutions into the market for 4G-only devices. If the market for 4G-only devices materializes more slowly or at a lower volume level than we anticipate, our results of operations may be harmed.
Our current semiconductor solutions support only 4G protocols. As a result, our 4G strategy focuses primarily on selling into the 4G-only device market. The growth rate and size of the market for 4G-only devices is dependent on a number of factors, including the degree of geographic and population coverage by 4G networks. If this coverage does not continue to materialize as quickly as we expect, if fewer 4G carriers than we expect offer comprehensive 4G coverage in their geographic operating areas, or if these 4G carriers require support for 2G or 3G protocols in a larger proportion of their overall device portfolio than we expect, then demand for 4G-only semiconductor solutions like ours would be lower and our results of operations would be harmed.
If we are unsuccessful in developing and selling new products on a timely and cost-effective basis or in penetrating new markets, in particular the single-mode 4G market, our business and operating results would suffer.
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
If we are unable to meet a financing milestone as required by a recent strategic agreement, we could be required to return certain advance payments to a strategic partner
Pursuant to an agreement with a strategic partner, a Fortune Global 500 company, in order to comfort the strategic partner on the funding of the Company, we have agreed to secure by September 30, 2020 at least $25 million in net proceeds from new equity, debt, government financing, none of which can be repayable before April 30, 2024.  If the financing milestone is not completed, the strategic partner will have the option to terminate the contract and receive a refund of $8 million of the $18 million upfront payment received from them in 2019.  In this situation, we may not have sufficient funds to repay our strategic partner, or any repayment would reduce the amount of funds that we have available to invest in and operate our business, and the failure to satisfy the financing requirement could result in the cancellation of the strategic agreement.
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

Our top ten customers accounted for 78%, 86% and 95% of our total revenue in 2017, 2018 and 2019, respectively. The following table summarizes customers representing a significant portion of total revenue:

Customer	% of total revenues for the year ended December 31,			% of our trade receivable at December 31,
	2017	2018	2019	2019
A	16%	32%	27%	16%
B	—%	—%	22%	32%
C	—%	Less than 10%	10%	21%
D	Less than 10%	13%	Less than 10%	—%
E	17%	Less than 10%	Less than 10%	2%
Customers A and C are distributors who serves multiple customers in China and Taiwan. Customer B is an ODM based in South Korea. We expect that some of these customers, particularly those above 10% during 2019, could each continue to represent at least 10% of our revenue in 2020 as the market for single-mode 4G devices is still concentrated in a relatively small number of device makers. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.
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
We depend on one independent foundry to manufacture our semiconductor wafers and do not have a long-term agreement with such foundry, and loss of this foundry or our failure to obtain sufficient foundry capacity would significantly delay our ability to ship our products, cause us to lose revenue and market share and damage our customer relationships.
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
The ability of TSMC to provide us with semiconductor wafers is limited at any given time by their available capacity, and we do not have a guaranteed level of manufacturing capacity. We do not have any agreement with TSMC and place our orders on a purchase order basis. As a result, if TSMC raises its prices or is not able to satisfy our required capacity for any reason, including natural or other disasters or as a result of factory shutdowns or slowdowns from the COVID-19 pandemic, allocates capacity to larger customers or to different sectors of the semiconductor industry, experiences labor issues or shortages or delays in shipment of semiconductor equipment or materials used in the manufacture of our semiconductors, or if our business relationship with TSMC deteriorates, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, in a timely manner, or at all.
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
We depend on one technology partner to provide components for and to manufacture the Monarch SiP. If this partner declares end of life of any of its components included in the Monarch SiP, or decides to no longer produce the Monarch SiP, this would cause us to lose revenue and market share and damage our customer relationships.
The Monarch SiP includes radio components from and is assembled by Skyworks Solutions, Inc. ("Skyworks") The Monarch SiP is commercialized by both Skyworks and us, under each company's own part number. If Skyworks decides to cease manufacturing any of the components incorporated in the Monarch SiP, or decides to cease manufacturing the Monarch SiP, we do not have an alternative solution for producing this product and would be unable to ship. This would cause us to lose revenue and market share and could damage our customer relationships.
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
We sell our semiconductor solutions directly to OEMs who include them in their products, and to ODMs who include them in their products that they supply to OEMs. As a result, we rely on OEMs to design our semiconductor solutions into the products they sell. Because our semiconductor solutions are generally a critical component of our customers’ products, they are typically incorporated into our customers’ products at the design stage, and the design cycle typically takes 12 months or more to complete before generating sales of our products. Without these design wins, our revenue and our business would be significantly harmed. We often incur significant expenditures on the development of a new semiconductor solution without any assurance that an OEM will select our semiconductor solution for design into its own product. Because the types of semiconductor solutions we sell are a critical aspect of an OEM’s product, once an OEM designs a competitor’s semiconductor into its product offering, it becomes significantly more difficult for us to sell our semiconductor solutions to that customer for a particular product offering as changing suppliers involves significant cost, time, effort and risk for the customer. Further, if we are unable to develop new products in a timely manner for inclusion in such products, or if major defects or errors that might significantly impair performance or standards compliance are found in our products after inclusion by an OEM, OEMs will be unlikely to include our semiconductor solutions into their products and our reputation in the market and future prospects would be harmed.
Furthermore, even if an OEM designs one of our semiconductor solutions into its product offering, we cannot be assured that its product will be commercially successful and that we will receive any revenue from that OEM. This risk is heightened because the narrow band variants of 4G LTE technology are rapidly emerging and many of our customers, particularly in the Massive Internet of Things markets, do not have significant experience designing products utilizing 4G technology. If our customers’ products incorporating our semiconductor solutions fail to meet the demands of their customers or otherwise fail to achieve market acceptance, our revenue and business would be harmed.
If we are unable to compete effectively, we may not increase or maintain our revenue or market share, which would harm our business.
We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our revenue and market share may decline. In the 4G and 5G markets, we face or expect to face competition from established semiconductor companies such as Altair Semiconductor (a Sony Corporation subsidiary), HiSilicon Technologies (a Huawei subsidiary), Mediatek, Nordic Semiconductor, Qualcomm Incorporated, Samsung Electronics Co. Ltd. and Spreadtrum, as well as smaller actors in the market such as GCT Semiconductor. Many of our competitors have longer operating histories, significantly greater resources and name recognition, and a larger base of existing customers than us. The significant resources of these larger competitors may allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements or to bring new products to market in a more timely manner than us. For example, some competitors may have greater access or rights to complementary technologies, including GNSS (GPS), Bluetooth, sensors, graphic processing, etc., and we may need to develop or acquire complementary technologies or partner with others to bring to market solutions that integrate enhanced functionalities. We expect to pursue such transactions or partnerships if appropriate opportunities arise.  However, we may not be able to identify suitable transactions or partners in the future, or if we do identify such transactions or partners, we may not be able to complete them on commercially acceptable terms, or at all. In addition, these competitors may have greater credibility with our existing and potential customers. Many of these competitors are located in Asia or have a significant presence and operating history in Asia and, as a result, may be in a better position than we are to work with manufacturers and customers located in Asia. Many of our competitors have been doing business with customers for a longer period of time and have well-established relationships, which may provide them with advantages, including access to information regarding future trends and requirements that may not be available to us. In addition, some of our competitors may provide incentives to customers or offer bundled solutions with complementary products, which could be attractive to some customers, or adopt more aggressive pricing policies, which may make it difficult for us to gain or maintain market share.
Our ability to compete effectively will depend on a number of factors, including:

•	our ability to anticipate market and technology trends and successfully develop products that meet market needs;

•	our ability to deliver products in large volume on a timely basis at competitive prices;

•	our success in identifying and penetrating new markets, applications and customers;

•	our ability to accurately understand the price points and performance metrics of competing products in the market;

•	our products’ performance and cost-effectiveness relative to those of our competitors;

•	our ability to develop and maintain relationships with key customers, wireless carriers, OEMs and ODMs;

•	our ability to secure sufficient high-quality supply for our products;

•	our ability to conform to industry standards while developing new and proprietary technologies to offer products and features previously not available in the 4G and 5G markets;

•	our ability to develop or acquire complementary technologies or to partner with others to bring to market products with enhanced functionalities; and

•	our ability to recruit design and application engineers with expertise in wireless broadband communications technologies and sales and marketing personnel.
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
During periods of economic or market slow-down, we must also effectively manage our expenses to preserve our ability to carry out such research and development. In 2018, as we expected that the market for our CatM solutions would begin ramping significantly, we increased our investment in research and development and sales in marketing. In addition, a stronger euro versus the U.S. dollar, resulted in increased operating expenses in 2018. Given the delay experienced in the ramp in the Cat M market, we reduced operating expenses in 2019. We are likely to incur product and market development costs earlier than some of the anticipated benefits, and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results.
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
The semiconductor business is characterized by ongoing competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our products, whether by adverse purchase price or manufacturing cost variances or due to other factors, will reduce our gross margins and operating profit. We do not have long-term supply agreements with our manufacturing, testing or assembly suppliers, and we typically negotiate pricing on a purchase order by purchase order basis. Consequently, we may not be able to obtain price reductions, or anticipate or prevent future price increases from our suppliers. Because we have a sole supplier of wafers and limited sources of testing and assembly for both chipsets and modules, we may not be able to negotiate favorable pricing terms from our suppliers. These and other related factors could impair our ability to control our costs and could harm our operating results.
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
The communications industry has experienced pronounced downturns, and these cycles may continue in the future. A future decline in global economic conditions could have adverse, wide-ranging effects on demand for our semiconductor solutions and for the products of our customers, particularly wireless communications equipment manufacturers or other participants in the wireless industry, such as wireless carriers. Inflation, deflation and economic recessions that harm the global economy and capital markets also harm our customers and our end consumers. Specifically, the continued deployment of new 4G and 5G networks requires significant capital expenditures and wireless carriers may choose not to undertake network expansion efforts during an economic downturn or time of other economic uncertainty. Our customers’ ability to purchase or pay for our semiconductor solutions and services, obtain financing and upgrade wireless networks could be harmed, and networking equipment providers may slow their research and development activities, cancel or delay new product development, reduce their inventories and take a cautious approach to acquiring our products, which would have a significant negative impact on our business. If such economic situations were to occur, our operating results, cash flow and financial condition could be harmed. In the future, any of these trends may also cause our operating results to fluctuate significantly from year to year, which may increase the volatility of the price of the ADSs.
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
Our patents and patent applications, or those of our licensors, could face challenges, such as interference proceedings, opposition proceedings, nullification proceedings and re-examination proceedings. Any such challenge, if successful, could result in the invalidation or narrowing of the scope of any such patents and patent applications. Any such challenges, regardless of their success, would also likely be time-consuming and expensive to defend and resolve, and would divert management time and attention. Further, our unpatented proprietary processes, software, designs and trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. While we generally enter into confidentiality agreements with such persons to protect our intellectual property, we cannot assure you that our confidentiality agreements will not be breached, that they will provide meaningful protection for our proprietary technology and trade secrets, or that adequate remedies will be available in the event they are used or disclosed without our authorization. Also, intellectual property rights are difficult to enforce in the People’s Republic of China, or PRC, and certain other countries, particularly in Asia, where the application and enforcement of the laws governing such rights may not have reached the same level as compared to other jurisdictions where we operate, such as Europe and the United States. Consequently, because we operate in these countries and all of our manufacturing, testing and assembly takes place in PRC, Taiwan, South Korea and Singapore, we may be subject to an increased risk that unauthorized parties may attempt to copy or otherwise use our intellectual property or the intellectual property of our suppliers or other parties with whom we engage or have licenses.
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
We have in the past received, and as a public company operating in a highly competitive marketplace, we expect that in the future we will receive, communications and offers from various industry participants and others alleging that we have infringed or have misappropriated their patents, trade secrets or other intellectual property rights and/or inviting us to license their technology and intellectual property. Any lawsuits resulting from such allegations of infringement or invitations to license, including suits challenging 4G or 5G standards, could subject us to significant liability for damages and/or challenge our activities. Any potential intellectual property litigation also could force us to do one or more of the following:

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
Our international revenues account for a substantial majority of our total revenues. As a result, we must provide significant service and support globally. We intend to maintain or expand our international operations and expect to incur costs doing so. We cannot assure you that we will be able to recover our investments in international markets. Our results of operations could be adversely affected by a variety of factors, including:

•	the longer payment cycles associated with many foreign customers;

•	the typically longer periods from placement of orders to revenue recognition in certain international and emerging markets;

•	currency fluctuations;

•	the difficulties in interpreting or enforcing our agreements and collecting receivables through many foreign countries’ legal systems;

•	unstable regional political and economic conditions or changes in restrictions on trade among countries;

•	changes in the political, regulatory, safety or economic conditions in a country or region;

•	the imposition by governments of additional taxes, tariffs, global economic sanctions programs or other restrictions on foreign trade, including recent U.S. and Chinese tariffs;

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
The United Kingdom's formal exit from the European Union on January 31, 2020, commonly referred to as Brexit, has caused, and may continue to cause, uncertainty in the global markets. The U.K. is expected to enter a transition period until December 31, 2020.
If the United Kingdom and the European Union do not reach acceptable agreements, it will likely have an adverse impact on labor and trade in addition to creating further short-term uncertainty and currency volatility. In the absence of a future trade deal, the United Kingdom’s trade with the European Union and the rest of the world would be subject to tariffs and duties set by the World Trade Organization. Any adjustments we make to our business and operations as of Brexit could result in significant time and expense to complete.
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
While we have our key engineering competencies in-house, primarily in France, the United Kingdom, Israel and the United States, we outsource some application software development and testing activities to an independent third-party provider of engineering services. We work with a dedicated team of 31 software engineers based in Kiev, Ukraine. As a result of the decision of the Russian government to annex the Crimea region of Ukraine, the United States and the European Community have imposed economic sanctions on Russia. If Ukraine experiences further political instability, these engineers may be unable to work for a sustained period of time, which could adversely impact our research and development operations. We also have our own electronic equipment physically in place in Kiev, which could be at risk in the event of violence in the region. We have developed a contingency plan to trigger if the engineers in Kiev are unable to continue working on their projects for us, but if our contingency plan is not effective, we could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on our revenues.
The loss of any of our key personnel could seriously harm our business, and our failure to attract or retain specialized technical, management or sales and marketing employees could impair our ability to grow our business.
We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled management, engineering and sales and marketing personnel. The loss of any key employees or the inability to attract, retain or motivate qualified personnel, including engineers and sales and marketing personnel could delay the development and introduction of and harm our ability to sell our semiconductor solutions. We believe that our future success is dependent on the contributions of Georges Karam, our co-founder and chief executive officer. The loss of the services of Dr. Karam, other executive officers or certain other key personnel could materially harm our business, financial condition and results of operations. For example, if any of these individuals were to leave unexpectedly, we could face substantial difficulty in hiring qualified successors, and could experience a loss in productivity during the search for any such successor and while any successor is integrated into our business and operations.
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
We design our semiconductor solutions to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc. (IEEE), the 3rd Generation Partnership Project (3GPP) and Open Mobile Alliance (OMA). We also depend on industry groups such as the Global Certification Forum (GCF) and the PTS Type Certification Review Board (PTCRB) to help certify and maintain certification of our semiconductor solutions. If our customers adopt new or competing industry standards that are not compatible with our semiconductor solutions, if industry groups fail to adopt standards compatible with our semiconductor solutions or if our customers are requiring chip certifications that we did not design our products for, our existing semiconductor solutions would become less desirable to our customers and our sales would suffer. The emergence of markets for our products is affected by a variety of factors beyond our control. In particular, our semiconductor solutions are designed to conform to current specific industry standards. Competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new semiconductor solutions. For example, in the Internet of Things markets, we expect to face indirect competition from companies such as SIGFOX or others using LoRa Wireless RF technology, a long range, low power consumption and data transmission protocol for Internet of Things devices. Wireless carriers have started testing 5G technology, the next phase of mobile telecommunications standards, which is expected to be introduced in scale to the market starting in 2020. If we are unable to successfully develop or commercialize products for the 5G standard, our semiconductor solutions could become obsolete, which would cause our sales and financial results to suffer. Governments and foreign regulators may adopt standards that are incompatible with our semiconductor solutions, favor alternative technologies or adopt stringent regulations that would impair or make commercially unviable the deployment of our semiconductor solutions. In addition, existing standards may be challenged as infringing upon the intellectual property rights of other companies or may become obsolete.

We outsource our assembly, testing, warehousing and shipping operations to third parties, and if these parties fail to produce and deliver our products in a timely manner and in accordance with our specifications, our reputation, customer relationships and operating results could suffer.
We rely on third parties for the assembly, testing, warehousing and shipping of our products. We rely on United Test and Assembly Center Ltd., or UTAC; Siliconware Precision Industries Limited, or SPIL; StatschipPac Limited, or SPC; and other third-party assembly and test subcontractors for assembly and testing chipsets. We rely on Universal Scientific Industrial (Shanghai) Ltd., or USI, and Asiatelco Technologies Co., or Asiatelco, for manufacturing of our modules. We further rely on a single company for logistics and storage. We depend on these parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. We are unable to maintain the same level of oversight and control of these outsourced operations as we would if we were to conduct them internally.
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
Certain natural disasters, such as coastal flooding, large earthquakes, volcanic eruptions or pandemics, may negatively impact our business. Any disruption to the operations of our foundry and assembly and testing subcontractors could cause significant delays in the production or shipment of our products.
If coastal flooding, a large earthquake, volcanic eruption, pandemic or other natural disaster were to directly damage, destroy or disrupt TSMC’s manufacturing facilities or the facilities of our testing, assembly and manufacturing contractors, it could disrupt our operations, delay new production and shipments of existing inventory, or result in costly repairs, replacements or other costs, all of which would negatively impact our business. For example, substantially all of our semiconductor solutions are manufactured by a third-party contractor located in Taiwan. The risk of an earthquake or tsunami in Taiwan, such as the major earthquakes that occurred in Taiwan in December 2006 and February 2016, and elsewhere in the Pacific Rim region, is significant due to the proximity of major earthquake fault lines to the facilities of our foundry vendor and assembly and testing subcontractors. Even if these facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. Although our third-party contractors did not suffer any significant damage as a result of the most recent earthquakes, the February 2016 earthquake caused shipment delays in the first and second quarter of 2016, and the occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry vendor or assembly and testing capacity. For instance, the last major earthquake and tsunami in Japan, though it did not directly cause damage to any of our third-party contractors, may impair the ability of such contractors to procure components from vendors in Japan, and alternative suppliers may not be available in a timely manner or at all, and may impair the ability of our customers to procure components other than ours that are necessary to their production process, which in turn could result in a slowing of their production, and consequently, of purchases of our products. Any disruption resulting from such events could cause significant delays in the production or shipment of our semiconductor solutions as well as significant increases in our transportation costs until we are able to shift our manufacturing, assembling or testing from an affected contractor to an alternative vendor.
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
Wireless networks can only operate in the spectrum allowed by regulators and in accordance with rules governing how that spectrum can be used. Regulators in various countries have broad jurisdiction over the allocation of spectrum for wireless networks, and we therefore rely on these regulators to provide sufficient spectrum and usage rules. For example, countries such as China, India, Japan or Korea heavily regulate all aspects of their wireless communication industries, and may restrict spectrum allocation or usage. If further restrictions were to be imposed over the frequency bands where our semiconductor solutions are designed to operate, we may have difficulty selling our products in those regions. In addition, some of our semiconductor solutions operate in the 2.5 and 3.5 gigahertz, or GHz, bands, which in some countries are also used by government and commercial services such as military and commercial aviation. European and United States regulators have traditionally protected government uses of the 2.5 and 3.5 GHz bands by setting power limits and indoor and outdoor designation, and by requiring that wireless local area networking devices not interfere with other users of the band such as government and civilian satellite services. Changes in current laws or regulations or the imposition of new laws and regulations in the markets in which we operate regarding the allocation and usage of the 2.5 and 3.5 GHz band, may harm the sale of our products and our business, financial condition and results of operations.
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
Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling, the Chinese yuan and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, as measured using the Company's 2019 weighted average exchange rate of one euro = $1.1218, we estimate the impact, in absolute terms, on operating expenses for the year ended December 31, 2019 would have been $3.8 million.
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
In the course of preparing our 2018 consolidated financial statements, we identified a deficiency in our internal control over financial reporting that constituted a material weakness in our internal control over financial reporting. We determined that our management’s review controls and other controls over the accounting and presentation of complex, non-routine transactions were not adequately designed and documented. In 2018, the complex, non-routine transaction that exposed the material weakness was the amendment of convertible bonds issued in prior years as well as the issuance of new financial instruments with equity components and their associated deferred tax impacts. Specifically, our management identified that our controls lacked sufficient specificity, including evaluation of all relevant accounting standards for these complex transactions.
This material weakness was not remediated in 2019 as we identified that our management’s review controls and other controls over the accounting and presentation of certain transactions were not adequately designed and operated. These included certain complex revenue arrangements entered into in 2019 and certain revenue transactions including the related variable consideration in certain instances that were not recorded in the proper period for annual or interim financial information purposes. Specifically, our management identified that our controls lacked sufficient specificity, including proper evaluation of all relevant accounting standards for these transactions.
We have historically relied on internal resources to address complex and unusual International Financial Reporting Standards accounting treatment, such as in the case of our convertible bonds and revenue recognition for complex agreements. In an effort to remediate our material weakness, we intend to engage external consultants with appropriate training going forward to assist us with respect to the documentation of assumptions used and the development of accounting positions for complex or unusual transactions, including commercial contracts.
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
Factors that may cause our operating results to fluctuate include but are not limited to:

•	reductions in orders or cancellations by our customers;

•	changes in customer mix, the mix of products and services sold and the mix of geographies in which our products and services are sold;

•	reduced visibility into our customers’ spending plans and associated revenue;

•	current and potential customer, partner and supplier consolidation and concentration;

•	changes in the size, growth or growth prospects of the LTE and IoT markets;

•	changes in the competitive dynamics of our market, including new entrants or pricing pressures, and our ability to compete in the LTE and IoT markets;

•	timing and success of commercial deployments of and upgrades to 4G wireless networks and the next generation 5G wireless networks;

•	timely availability, at a reasonable cost, of adequate manufacturing capacity with the sole foundry that manufactures our products;

•	our ability to successfully define, design and release new products in a timely manner that meet our customers’ needs;

•	timing and growth rate of revenues from the LTE and IoT markets;

•	changes in manufacturing costs, including wafer, test and assembly costs, mask costs and manufacturing yields;

•	the timing of product announcements by competitors or us;

•	costs associated with litigation, especially related to intellectual property and securities class actions;

•	costs associated with any violation of the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act, or other similar foreign laws;

•
impairment of our ability to transact business in the European Union and uncertainty as to national laws and regulations, including intellectual property rights, following the United Kingdom’s exit from the European Union;

•	the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel COVID-19 first identified in Wuhan, Hubei Province, China;

•	changing economic and political conditions at a global or local level;

•	how well we execute on our strategy and operating plans and the impact of changes in our business model that could result in significant restructuring changes; and

•	our ability to achieve targeted cost reductions.
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
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of the ADSs has fluctuated substantially and is likely to fluctuate in the future, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. While we do not believe we were a PFIC for 2019, there is no assurance that we will not be a PFIC in 2020 or later years. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, having interest charges apply to distributions by us and the proceeds of ADS sales and additional reporting requirements. We do not expect to provide to U.S. holders, the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Item 10.E—Taxation—Material United States Federal Income Tax Consequences.”

We are subject to legal actions that could distract our management and increase costs, which may adversely affect our financial condition or our reputation.
In August 2017, two securities class action lawsuits were filed, which were consolidated into a single lawsuit in September 2017, alleging violations of the U.S. federal securities laws by us, our President and CEO, and our Chief Financial Officer. The plaintiffs asserted claims primarily based on purported misrepresentations regarding Sequans’ revenue recognition policy in its Annual Reports on Form 20-F for the fiscal years ended 2015 and 2016. In particular, plaintiffs claim that an August 1, 2017 press release, in which we disclosed a $740,000 reduction in previously-recognized revenue, indicated that representations in earlier public disclosures regarding revenue were false or misleading. An amended complaint was filed in April 2018, and the Company and the individual defendants subsequently filed a motion to dismiss. On September 30, 2019, the Court issued a decision dismissing the claims against our CFO, but permitting the claims against the Company and our CEO to proceed. Following a second mediation session in the latter half of March 2020, the parties reached a tentative settlement on March 25, 2020 subject to formal documentation and court approval. If the settlement is not approved, we intend to vigorously defend against this lawsuit. In any case we currently do not expect that the costs of the ultimate resolution will exceed our insurance coverage. However, an unfavorable outcome in any lawsuit or proceeding could have an adverse impact on our business, financial condition and results of operations. Further, if our stock price is volatile, we may become involved in further litigation. Any current or future litigation, regardless of its merits, could result in substantial costs and a diversion of our management’s attention and resources that are needed to successfully run our business.
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
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
        The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
        If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
        If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
        Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial.
No condition or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
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
As of March 20, 2020, there were outstanding stock options, founders' warrants, and restricted shares to purchase an aggregate of approximately 12.2 million of our ordinary shares (representing approximately 3.1 million ADSs), and more restricted shares, options and warrants will likely be granted in the future to our officers, directors, employees and consultants. We also have outstanding issuances of convertible notes: one issued in 2015 with further subscription of notes in 2018 (the "2015 Notes"), one issued in 2016 (the "2016 Notes"), one issued in May 2019 (the "May 2019 Notes") and one issued in August 2019 (the "August 2019 Notes"). The 2015 Notes may be converted into 3.4 million ADSs at a conversion price of $6.80 per ADS, the 2016 Notes may be converted into 1.7 million ADSs at a conversion price of $4.90 per ADS, the May 2019 Notes may be converted into 0.7 million ADSs at a conversion price of $4.84 per ADS and the August 2019 Notes may be converted into 1.5 million ADSs at a conversion price of $4.12 per ADS. In September 2018, we issued warrants to purchase 0.5 million ADSs with an exercise price of $6.80 per ADS to the holder of the Notes. In October 2018, we issued warrants to purchase 0.2 million ADSs with an exercise price of $5.36 per ADS to the venture debt lender in connection with a €12,000,000 debt financing done at that time. In February 2019, we issued warrants to purchase 2.3 million ADSs with an exercise price of €0.08 per ADS to a strategic investor. We may issue additional warrants or convertible notes in connection with acquisitions, borrowing arrangement or other strategic or financial transactions. The exercise of outstanding stock options, warrants, or convertible notes, and the vesting of restricted shares, will dilute the percentage ownership of our other shareholders. The exercise of these options, warrants and convertible notes and the vesting of restricted shares, with the subsequent sale of the underlying ordinary shares could cause a decline in the market price of the ADSs.
We are subject to the Continued Listing Criteria of the New York Stock Exchange (NYSE), and our failure to satisfy these criteria may result in the delisting of our ADSs.
On June 12, 2019, we received written notification from the NYSE that we were not in compliance with the continued listing standard set forth in Section 802.01C of the NYSE Listed Company Manual (Section 802.01C) because the average closing price of our ADSs was less than $1.00 per share over a consecutive 30 trading-day period. In order to regain compliance with the compliance with the continued listing standard set forth in Section 802.01C, we changed the number of our ordinary shares represented by American Depositary Shares, issued by the Bank of New York Mellon as depositary, from 1 ordinary share per ADS to 4 ordinary shares per ADS, effective November 29, 2019. We regained compliance under Section 802.01C after our closing share price on December 12, 2019 and our average closing share price for the 30 trading-day period ending December 12, 2019 both exceeded $1.00.
There can be no assurance that we will remain compliant with the Continued Listing Criteria of the NYSE. If our ADSs are ever delisted and we are not able to list our ADSs on another national securities exchange, we expect our securities would be quoted on an over-the-counter market. If this were to occur, our stockholders could face significant material adverse consequences, including limited availability of market quotations for our ADSs and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future. There can be no assurance that an active trading market for our ADSs will develop or be sustained.
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
Principal Capital Expenditures
Our capital expenditures including purchase of intangible assets for the years ended December 31, 2017, 2018 and 2019 amounted to $6.4 million, $9.2 million and $9.1 million, respectively. They primarily consisted of purchases related to LTE product development as well as capitalized development costs. We anticipate our capital expenditures in the year ended December 31, 2020 to be primarily for ongoing 4G and 5G product development. We anticipate our capital expenditure in 2020 to be financed from our cash on hand plus financing from strategic alliances, R&D project financing, issuance of debt and/or equity. Should we decide to broaden our product range by acquiring or developing complementary technologies, we would need additional capital expenditures in order to support development of multi-mode or multi-feature products.

B.	Business Overview
Overview
Sequans Communications S.A. (NYSE: SQNS) is a fabless designer, developer and supplier of cellular semiconductor solutions for Massive, Broadband and Critical Internet of Things (IoT) markets. We offer a comprehensive set of 5G/4G chips and modules fully optimized for non-smartphone devices. Massive IoT refers to applications where the connectivity can be limited in throughput but the technology must be extremely optimized in power consumption and cost to enable massive deployment. It covers applications such as smart mobility and logistics, smart cities, e-health and wellness, and smart homes to name few. On the other side, for Broadband and Critical IoT applications, the technology is optimized to provide to homes, enterprises and industrial sites the highest possible throughput and the lowest latency. While this requirement is similar to what we can see in a smartphone, our solutions focus on providing better trade-off in cost and performance optimized for Broadband IoT devices such as enterprise routers and home gateways. Our product portfolio is composed of chips, or integrated circuits (IC) of baseband processors and radio frequency (RF) transceivers, as well as modules that incorporate these chips along with front end subsystem, and rich software that includes advanced modem and signal processing code as well as protocol stack and higher-layer applications. Our goal is to deliver an advanced set of features with technology optimized to address the IoT requirements: power, cost and size for Massive IoT, and throughput, cost and latency for Broadband and Critical IoT. And for both, to deliver high reliability with advanced security algorithms at a competitive price.
As the old 2G/3G cellular networks are switching-off around the world and operators are expanding the 4G networks coverage and deploying 5G, the Massive, Broadband and Critical IoT markets will be increasingly served with single-mode 4G LTE, or LTE-only, devices and, beginning in 2021, with 5G devices that can fallback to 4G LTE. Sequans has always focused on 4G and 5G as there is very limited value to have 2G/3G for non-smartphone IoT devices . Specifically, we believe there are significant advantages in size, power consumption, product cost, development costs and operator certification costs for our customers to produce LTE-only devices compared to their more expensive, larger, more power hungry and more complex multi-mode 2G/3G/4G counterparts. This is particularly true for Broadband and Critical IoT applications. In addition, the completion of 3GPP Release 13/14 in 2016 ratified two new LTE categories targeting low power, low data-use machine-type communications to serve the Massive IoT market. LTE-M (also known as LTE Cat M) and NB-IoT (also known as Cat NB) enable dramatically better power efficiency, reduced module costs and better coverage for Massive IoT devices compared to high-speed LTE (targeting broadband speed) or even 2G or 3G solutions, historically used to provide machine-to-machine (M2M) cellular connectivity. With the evolution in 3GPP release 15 of the standard moving to 5G, compatibility with 4G becomes a requirement. We believe we will be able to deliver dual mode (5G and 4G) products leveraging all our past 4G development efforts and reinforcing our position in both the Massive IoT and Broadband and Critical IoT spaces.
With our solutions we address the rapidly-growing 5G/4G Massive IoT market with the NB-IoT and Cat M technologies which continue to be rolled out around the world while 3G and 2G networks have begun to decline in terms of growth as telecom operators are starting to shut down their 3G and 2G networks. For 5G/4G Massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch, Monarch 2 dual mode LTE-M/NB IoT, Monarch N NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability.
We also address the Broadband IoT market, mainly consisting of wide-area use cases that require higher throughput, lower latency and larger data volumes than Massive IoT, and the Critical IoT market that includes both wide-area and local-area use cases with requirements for extremely low latency and ultra-high reliability. For 5G/4G Broadband and Critical IoT applications, Sequans is offering products based on its Cassiopeia 4G Cat 4/Cat 6 platform and developing a high-end Taurus 5G/4G chip platform, both optimized for low-cost residential, enterprise, and industrial applications.
Note that many vertical applications, such as Satellite, Avionic, Public Safety and Military are interested to leverage the cellular 4G/5G 3GPP standard to serve their markets. Using our 5G/4G platforms developed originally for the cellular IoT market segments described above, we address this market by offering services to do the required software modifications on such platforms in order to offer optimized solutions for these vertical applications.
The figure below highlights our product portfolio, which allows us to target the IoT market segments described above, with purpose-built, price/performance-optimized chipset solutions. This includes chips and modules that have the advantage to accelerate the time-to-market in some market segments.
From 2005 through December 31, 2019, we shipped approximately 31.9 million 4G baseband-based semiconductor solutions, which have been deployed by leading wireless carriers around the world.
Our 4G LTE solutions are currently in commercial deployments in the United States, Canada, Italy, France, Germany, United Kingdom, Nordic countries, Eastern Europe, Middle East, Indonesia, Malaysia, Philippines, Vietnam, Japan, China, South Korea, India, Australia, Brazil and elsewhere.
In 2013, we introduced a family of 4G LTE modules, complementing our chipset portfolio. We developed it further with the introduction of the Monarch platform in 2016, reinforcing Sequans’ go-to-market strategy with an offering focused on both chipsets and modules. Our value proposal consists of bringing complete ownership of the technology from chipset to module, allowing fast issue resolution, guaranteed longevity, and no external dependency - which provides a unique value compared to traditional module providers.
According to Ericsson Mobility report from November 2019, the number of 4G LTE and 5G devices shipped annually is expected to increase from 178 million in 2019 to 890 million in 2024. Around 8 billion 4G LTE and 5G devices are projected to be deployed in 2024 from 4.2 billion in 2019.
Our 4G LTE solutions are incorporated into devices sold by many leading OEMs and ODMs, including in the Verizon Wireless Ellipsis Jetpack MHS900L portable router, the Thales IoT (formerly Gemalto) ELS31 LTE Category 1 and EMS31 Category M1 industrial M2M modules, the AT&T IMS2 module and in a variety of devices and modules produced by AsiaTEL, Connected Holdings , Daatrics, Foxconn, Gemtek, Geotab, Geotraq, Inseego, Invoxia, LinkLabs, Lockheed Martin, Multitech, Netcomm, Nimbelink, Pebblebee, Polymer Logistics, PoLTE, Positioning Universal Inc, Pycom, Sercomm, Seongji, USI, Technicolor, Tozed, Trackimo, Wistron NeWeb, ZMTel, ZTEWeLink and others.
Industry Background
Evolution of Wireless Networks
The use of wireless communications devices has increased dramatically in the past decade, and mobile phones and wireless data services have become an integral part of day-to-day communication. According to Ericsson Mobility Report from November 2019, mobile data traffic is expected to grow by 27% annually between 2019 and 2025 and most of this will come from video traffic.
This increase in wireless data traffic has been driven by two primary trends. First, the pervasiveness of the Internet with its vast array of rich media content and applications along with users’ desire to be connected anywhere and anytime using a variety of different wireless broadband devices is driving a fundamental change in wireless data usage models and increasing demand for high speed wireless data connectivity. Second, rapid advances in performance and functionality have resulted in mobile phones evolving from solely voice-centric communications devices into data-intensive devices, such as smartphones and tablets, that support high-definition video, bandwidth-intensive Internet applications and streaming multimedia content, all of which require additional wireless network throughput. This has created demand for 4G and 5G broadband technology that can serve mobile devices such as smartphone but also that can serve all other non-handset devices such as routers and gateways and we refer to as Broadband IoT devices. On top of this, the price point, size and low power consumption of the more recent 4G LTE variants, Cat M and Cat NB, are expected to facilitate a proliferation of Massive IoT devices, such as those using our solutions for cellular connectivity, and further driving wireless data traffic and volumes of cellular devices. As a result, wireless carrier networks using 2G or 3G technology, originally designed primarily for voice traffic and not optimized for low-power connectivity, strain to reliably handle the dramatic increase in wireless broadband data demand and machines and things connectivity. This has been a major driver of the rapid shift by operators in many regions to 4G LTE technology to better meet this demand.
2G and 3G networks remain constrained by legacy technologies that were designed primarily for voice traffic, which are characterized by limited throughput and inefficient utilization of spectrum. Unable to effectively address the fast-growing demand for wireless broadband data services in a cost-effective manner using legacy 2G and 3G networks, most wireless carriers have moved to what are commonly referred to as ‘4G’ networks using LTE technology, which provide much higher peak downlink and uplink speeds in a more spectrally-efficient manner. The first version of the 3GPP LTE specification, Release 8, defined four User Equipment (UE) categories, or performance levels. UE Category 1 provides peak downlink speeds of 10 Mbps, and uplink of 5 Mbps. UE Category 2 provides 50 Mbps downlink and 25 Mbps uplink, while Categories 3 and 4 deliver 100 Mbps and 150 Mbps downlink, respectively, each with a peak uplink speed of 50 Mbps. In subsequent releases of the 3GPP LTE specifications, Releases 10 and later-called LTE-Advanced, additional improvements in features and performance were specified. These LTE-Advanced networks are already deployed by at least 311operators worldwide, according to an October 2019 report by the Global Mobile Suppliers Association. The initial versions of LTE-Advanced can provide as much as 300 Mbps of downlink speed (3GPP Release 10 UE Category 6), with subsequent versions providing downlink speeds of up to 600 Mbps and peak uplink speeds of up to 100 Mbps (3GPP Release 12 User Equipment Category 12). More recently, several UE Categories (16 and above, introduced as part of 3GPP Release 12 and 13) have specified speeds up to or exceeding 1 gigabit per second (Gbps). These higher speed categories involve aggregating multiple carriers, applying higher-order multiple input multiple output (MIMO) antenna technology, and more advanced modulation techniques. The latest LTE categories as defined in 3GPP Release 15, allow, in downlink (among the 26 defined LTE downlink categories) up to 25Gbps (Category 17), and in uplink (among the 26 defined LTE uplink categories) up to 13Gbps (Category 19).
In 2016, the first operators began deploying network equipment using the variants of LTE optimized for Massive IoT (Cat M and Cat NB). Operating in licensed spectrum, low power wide area networks can provide low cost, yet secure, connectivity to battery-powered devices in both rural and urban locations. Following successful pilots involving a wide variety of use cases, Cat M and Cat NB connectivity has now been deployed across North America, East Asia and in many European countries. According to Global Mobile Supplier Association, 145 Cat M/NB commercial network launches were already made around the world by October 2019, up from 42 networks in February 2018.
In 2016 as well, major works were going on at 3GPP to add 5G to the cellular landscape through the introduction of New Radio (NR) which makes its entrance in Release 15. This is done through new waveforms and operation in a whole new set of bands. Some bands are referred to as sub-6GHz, or FR1 (frequency range 1), and span from 600MHz up to 7125MHz. The other bands are referred to as millimeter wave (mmwave), or FR2 (frequency range 2), and span today from 24GHz to 40GHz. Future expansions of those ranges may be considered. 3GPP Release 16 completes the initial specifications initiated in Release 15, and 5G will continue evolving in future releases. In addition to that, many regions have closed their initial 5G auctions (e.g. United States, Japan, Australia, South Korea, China, Italy and Germany), and many new auctions are planned in 2020. Trials began taking place in several regions in 2018 and 2019, and actual commercial launches were announced in 2019. In total, 62 operators in 26 countries have announced the deployment of 5G and 46 operators in 26 countries have announced 3GPP 5G service launches according to Global Mobile Supplier Association. The initial device ecosystem is mostly made of smartphones as these can be launched before the operator achieves full deployment of their 5G network. We expect that future devices will address fixed wireless access, including CPE, portable routers, mobile computing, and industrial applications. 5G generally has been described as targeting three main segments: enhanced mobile broadband (eMBB), massive machine type communications (MMTC), and ultra-reliable low latency communications (URLLC). The latter has been specifically addressed as part of 3GPP Release 16. This can be illustrated in the figure below with some application examples.

Wireless carriers are seeking to quickly deploy and transition existing wireless data services to more efficient 4G and 5G networks, which require less capital expenditure for a given amount of data throughput. At the same time, potential average revenue per account, or ARPA, can be increased by providing value-added mobile broadband services and solutions that are better enabled by the speed and performance of 4G and 5G networks. According to Ericsson Mobility Report November 2019, the video traffic in mobile networks is forecast to grow by around 30% annually to account for three-quarters of mobile traffic from slightly more than 60% percent in 2019 which is particularly problematic for legacy networks to support economically. These factors are key drivers of the move by mobile network operators to LTE technology.
Additionally, carriers in developing regions are increasingly embracing 4G wireless technology as a cost-effective and easier-to-deploy alternative to wireline networks for delivering broadband capability to subscribers. According to a 2019 report by the International Telecommunications Union, in the developing regions of the world, internet penetration was projected to reach 53.6% by the end of 2019, up from 41.3% at the end of 2017. 4G wireless technology is being deployed in many of these developing regions to increase access to broadband services. This trend is expected to continue, especially as the higher 4G UE category implementations approach or even exceed gigabit per second performance levels. 5G deployment would likely come in a future step in those regions when the technology matures and reaches mass market.
In addition to deployment driven by the wireless carriers, 4G and 5G technologies are considered for private networks applications leveraging unlicensed or semi-licensed frequency bands. Specifically, as the 3.5GHz CBRS band is currently underused in the U.S., the Federal Communications Commission is opening 150 MHz in this band for access to licensed users with a Priority Access License and to registered users with General Authorized Access. The spectrum will also be shared by incumbents who retain the right to use the band. CBRS will enable 4G and 5G deployments in this band. Our broadband products have been supporting 3.5GHz devices worldwide for a decade and we launched low-cost Cat 4 and Cat 6 modules that are cost-optimized for CBRS Broadband IoT. These bands are available in Europe, the Middle East and South Asia and are also considered for 5G deployment.
IoT Network Evolution
While increasing demand for mobile and fixed broadband connectivity is driving 4G and 5G technologies along a performance vector, the IoT market is pushing wireless technology along a different vector. Many machine-to-machine (M2M) and other low-power IoT applications are moving to LTE connectivity for its expected longevity, and because the technology is being optimized for reduced power consumption, improved coverage and lower cost. Many M2M connections are of the “set it and forget it” variety, and are expected to remain operational for ten or more years, sometimes powered by a battery. According to Cisco Annual internet Report (2018-2023) updated in February 2020, total M2M connections is expected to grow 2.4-fold from 6.1 billion in 2018 to 14.7 billion by 2023. The overall surge in the number of mobile and M2M connections and the traffic they produce, coupled with the relative scarcity of available wireless spectrum, has prompted a number of operators, including AT&T in the United States and others in South Korea and Japan, to shut down their aging 2G networks so they can re-farm the spectrum for use with 4G LTE technology. This trend is also expanding in European countries and in Australia. As a result, many traditional M2M devices have evolved and replaced 2G by 4G LTE technology, using at the beginning Cat 1 (10 Mbps) category and sometimes Cat 4 (150 Mbps) despite the fact that some may not need the throughput performance provided by Cat 1 and Cat 3 LTE UE Categories.

Realizing the demand for low-throughput IoT applications, the industry has introduced new variants of 4G LTE which are optimized for low power consumption and reduced complexity, rather than high speed, in order to address the needs of machine-to-machine and other connected objects in the IoT, i.e., the Massive IoT.  More specifically, 3GPP has defined LTE-based standards for Machine-Type Communications (MTC), introducing narrower bandwidths, reduced complexity, reduced throughput, improved coverage and reduced power modes to the LTE standard. These new MTC features began to be introduced in 3GPP Release 12, with further additions and optimizations in Releases 13, 14 and 15. The optimizations are summarized in the graphic below.
3GPP Release 13, completed in mid-2016, introduced Cat M, also called LTE Category M1 or LTE-M, featuring 1.4 MHz bandwidth and peak speeds under 1 Mbps; and it also introduced a narrowband IoT (NB-IoT) category, also called Category NB1 or Cat NB, with 200 kHz bandwidth and peak speeds under 200 kbps. The 3GPP Release 14 completed in June 2017 has added a higher data rate and multicast support, has improved positioning and has enhanced voice and mobility for Cat M. For Cat NB, Release 14 has added positioning, exclusive chip identification, multicast and low power class (14Bdm). These new categories provide excellent power efficiency, enabling years-long battery life for the devices they connect. They also provide superior network coverage and reduced module costs compared to their predecessor technologies, including traditional LTE, 2G and 3G. These new technologies are compatible with existing LTE networks, generally via a software upgrade to the network infrastructure already deployed, and they can operate on the same spectrum already deployed by LTE operators. This combination of attributes is expected to drive significant demand for these technologies in M2M and other Massive IoT applications. The graphic below depicts how various LTE categories might map to a range of IoT applications.

LTE for IoT: Application segmentation

LTE Cat M1 (LTE-M) & Cat NB1 (NB-IoT) complement each other – even while Cat 1 & Cat 4 IoT applications will remain

1 Gbps
100 Mbps
10 Mbps
1 Mbps
100 Kbps
10 Kbps
1 Kbps
Cat 4
150 Mbps
Cat 1
10 Mbps
Cat M1
aka CAT-M
~375 kbps
Cat NB1
aka NB-IoT
~63 kbps
IoT Aggregators
Routers
IoT gateways
Network bridges
Data Devices
In-car hotspot
In-car infotainment
Video surveillance
Digital signage
Retail kiosk/ATM
Connected CE devices
Smart Devices
Alarm panels
Telematics
POS terminals
Connected healthcare
Enterprise PDA
Smart Watch
Fleet trackers
Patient monitors
mPERS
Asset trackers
Wearables/Meters/Trackers
Fitness bands
Electric meter
Kids Watch
Personal/pet trackers
Gas/Water meter
Sensors
Smoke detectors
Parking control
HVAC control
Agriculture monitors
Industrial monitors
Lighting
Pollution monitors

©2020 Sequans Communications

The narrowband UE categories NB-IoT and LTE-M will address most of the applications of the Massive IoT market. Nevertheless, they will not replace the need for lower 4G LTE categories, like Cat 1 to address the higher category of the Massive IoT devices where higher throughput and high-quality voice are required. Specifically, some applications in the wearable and hearable markets may require Cat 1 to support audio streaming and voice command and calls - features that cannot be served with narrowband LTE (LTE-M and NB-IoT).

4G and 5G Wireless Networks
4G architecture represented a fundamental technological change in the design of wireless communication networks and this change has been expanded in the framework of 5G. 2G and 3G networks were originally designed to support voice communications and utilize older circuit switching technology based on wireline telephone system design concepts.
4G, which employs concepts such as packet switching and internet protocol, or IP, improves the scalability and performance of data networks. Packet switching technology makes more efficient use of network capacity for data communication by transmitting data in packets over multiple shared connections as compared to a dedicated connection. OFDMA (a digital modulation and access technique) and MIMO have emerged as key technologies that increase efficient use of spectrum, signal reliability, throughput and range in 4G networks compared to 2G and 3G networks.
The throughput and range extension capabilities of OFDMA and MIMO technologies also enable infrastructure installations to cover a larger service area and provide increased network capacity, thereby reducing capital expenditures for wireless carriers.
4G LTE has become the dominant technology for 4G wireless broadband access, particularly among large mobile operators who have historically deployed 3GPP or 3GPP2 technology. The GSA counted 777 commercial LTE networks in 228 countries as of October 2019, making it the fastest developing mobile communications system technology ever. Worldwide subscribers were estimated at 6.3 billion at the end of September 2019 by the Ericsson Mobility Report published in November 2019. Leading this trend, according to Ericsson, the Asia-Pacific region was estimated to represent 70% of global subscriptions followed by Europe with 17.5% and North and Latin America with 16.9% at the end of September 2018. According to Ericsson, 4G LTE and 5G subscribers should exceed 7.2 billion by 2025. The number of 5G subscriptions should reach 2.6 billion in 2025 while 4G LTE is projected to be 4.79 billion.
The rapid pace of deployment of LTE networks worldwide implies that in some regions, operators already have or are preparing to achieve LTE coverage at parity or better compared to their 2G or 3G coverage footprint. ABI Research projects that the single-mode LTE IoT device market will grow at a CAGR of 75% between 2019 and 2024 to reach annual IoT device shipments of 1.05 billion units in 2024.
5G further expands the principles of 4G, bringing two main values: higher throughput, and lower latency. This opens new opportunities for applications, ranging from gaming, to medical monitoring, and autonomous vehicles. MIMO techniques have been extended compared to 4G, and aggregated bandwidth is coming at a much larger scale. While 4G is mostly using aggregated bandwidth of 20, 40, or, in some rare cases 100MHz, 5G makes use of aggregated bandwidth up to 800MHz. The combination of powerful MIMO schemes and very large bandwidth allows for much higher throughput, in the range of several Gbps. Regulatory aspects have facilitated such a transition; spectrum is known to be a scarce resource. Beyond the refarming of legacy spectrum (in the sub-6GHz range), new spectrum has been allocated in both this sub-6GHZ, and in the millimeter wave space (24GHz and above). Additionally, 5G was built so as to allow a smooth transition from 4G networks, with two main modes of operations: 5G Standalone (SA) for pure 5G operation and Non Standalone (NSA) for coexistence with 4G. This specifically allows legacy devices already deployed to be smoothly integrated in a brand new 5G network. Some mechanisms, like Dynamic Spectrum Sharing (DSS), have been introduced so as to duplex - over time - 4G operation and 5G operation.
The figure below provides a simplified perspective on the evolution of wireless technologies providing ever-increasing performance:
Thanks to the technical evolutions behind NR, allowing for high peak data rate, high spectrum efficiency, mobility, and low latency, and hence enabling eMBB and URLLC, 5G is also growing the capability of the IoT space with dedicated evolutions for massive machine type evolutions, through constant additional features over LTE-M and NB-IoT.

Challenges Faced By 4G/5G Wireless Semiconductor Providers
Suppliers of 4G and 5G semiconductor solutions face significant challenges:

•
Execution Challenges. The rapid evolution of wireless protocols, such as 4G LTE, 4G LTE Advanced and 5G NR, requires sustained product development excellence and ongoing collaboration with carriers to meet market technology needs. Subscriber demand and carriers’ push to increase revenues by providing new and higher performance devices have driven OEM and ODM product life cycles to become shorter and require semiconductor solution providers to adhere to quick time-to-market schedules while providing fast and efficient transition from design-in to volume production. Typical design cycles range from six months for consumer electronics devices up to two years for industrial or automotive applications. In addition, wireless carriers require semiconductor solutions to undergo extensive certification qualification and interoperability testing prior to mass production.

•
Technology Challenges. In order to increase throughput with minimal cost, wireless carriers require more efficient use of spectrum through the implementation of complex signal processing algorithms, such as OFDMA with always higher modulation schemes, advanced MIMO, carrier aggregation, that require a significant amount of system-level and software expertise in addition to IC design knowledge. In addition, OEM and ODM customers’ desire for continuous improvements in power efficiency, reduced form factor and lower cost require rapid design cycles employing increasingly advanced silicon processes, improved RF transceiver performance and integration of additional features.

Our Competitive Strengths
We believe the following competitive strengths enable us to address the challenges faced by 4G and 5G wireless semiconductor providers:

•
A strong track record of execution in 4G, that we are leveraging for 5G. We believe we are well positioned in the 4G LTE market, with approximately 60 customers having already launched or in the development phase of products using Sequans LTE chipsets, and in particular we have become recognized as a market leader in LTE for IoT chipsets. We have released eight generations of 4G semiconductor solutions - including five generations of 4G LTE - that have been deployed in a variety of devices including smartphones, USB dongles, tablets, mobile routers, broadband access CPEs, in-car telematics devices, industrial and consumer IoT devices. In early 2020, we announced the increase of the size of our 5G design center in Israel to continue developing our 5G portfolio, leveraging our expertise in 4G. In the past five years, we have accomplished the following milestones:

•	announced in December 2014 that Verizon selected Sequans for Ellipsis JetPack hotspot, a design win that continues to ship in 2020;

•	announced in January 2015 Calliope, the first Cat 1 LTE chipset solution;

•	announced in July 2015 Calliope Cat 1 chipset platform certified by Verizon Wireless and collaboration with Gemalto on IoT beginning with Cat 1;

•	introduced in February 2016 Monarch, first LTE-M chipset and extended Gemalto partnership to LTE-M;

•	announced in January 2017 that Verizon had certified Sequans' Monarch Cat M chip in December 2016, making it the world's first carrier-certified Cat M chip;

•	in February 2018, announced two new IoT products: the Monarch SiP, in collaboration with Skyworks, and Monarch N, our NB-IoT only platform;

•	in April 2018, announced Monarch LTE chip is validated for Cat M1 on SoftBank network;

•	disclosed in May 2018, that Verizon certified Sequans Cat M/NB-IoT Monarch SiP;

•	Sequans, Gemtek, and Telrad delivered in September 2018 new LTE solutions for the 3.5 GHz CBRS spectrum band;

•	in January 2019, collaborated with Polymer Logistics and Sequans on Cat M smart IoT tracker for pallet tracking or use on USA networks;

•	announced in February 2019, Sequans worked with STMicroelectronics to deliver Cat M/NB-IoT connected MCU solutions;

•	introduced in February 2019, Monarch 2: the second generation of the world’s most advanced LTE for IoT chip platform;

•	announced in February 2019, new Cat M module for Orange’s live booster program is powered by Sequans Monarch Technology;

•	announced in February 2019, Monarch Cat M technology is certified for use on Telstra;

•	partnered in March 2019, with Deutsche Telekom on integrated SIM for IoT;

•	announced in March 2019, collaborating with Lockheed Martin on world-first LTE over satellite solution;

•	introduced in June 2109, new LTE Cat 4 and Cat 6 modules for CBRS spectrum;

•	announced in July 2019, Monarch certified by KDDI for Cat-M and validated by SoftBank for NB-IoT;

•	announced in October 2019, three largest mobile operators in Japan certified Monarch SiP and module

•	introduced in October 2019, first module based on Monarch N with integrated SIM capability

•	announced in November 2019, Monarch module certified in South Korea;

•	announced in December 2019 Monarch chip and module certified by T-Mobile for NB-IoT network

•	in January 2020, Monarch platform certified by Deutsche Telekom, Monarch module validated by Telus, and Monarch SiP and module certified by Sprint

•	announced in February 2020, Monarch Go, embedded with an optimized LTE antenna and pre-installed ThingSpace IoT SIM, is certified by Verizon as an end device;

•	announced in February 2020, global distribution agreements executed with Richardson RFPD and Avnet; and

•	announced in March 2020, collaboration agreements with Microchip and with NXP.

•
Understanding of wireless system-level architecture and expertise in signal processing. We have an end-to-end understanding of wireless system-level architectures and networks based on our team’s experience in a broad range of wireless technologies including 2G, 3G, Wi-Fi, WiMAX, 4G LTE, and 5G. This enables us to serve as a trusted advisor to wireless carriers, OEMs and infrastructure vendors to optimize the performance of their 4G and 5G devices and networks. For example, our solutions offer improved standby-mode battery life in wireless devices as a result of our in-depth understanding of the interactions between the device and the network and of our implementation of advanced power-saving techniques in our solutions. For instance, we have implemented a proprietary technique called Dynamic Power Management in our Monarch chip that assures the longest possible battery life for IoT devices by dynamically adapting the chip’s deep-sleep implementation to the traffic patterns of various IoT use cases. We have also implemented another proprietary technique called eco-Paging that allows very low power consumption while maintaining a good level of reachability for the IoT device. In addition, we are now leveraging our years developing 5G essential technology, through a partnership with TCL from 2015 to 2019, for development of our 5G NR Taurus product.

•	High performance solutions for 4G and 5G applications. Our solutions offer high performance for use in a wide array of wireless devices. The key performance characteristics of our solutions include:

•
high throughput with peak downlink data transfer rates of 150 Mbps and 300 Mbps in our 4G LTE and LTE-Advanced solutions, which is now evolving to up to 5 Gbps in our 5G Taurus chipset platform which will support 5G NR with fallback to high-category 4G LTE;

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

•	support for LTE-Advanced features, including carrier aggregation, a capability of creating a single virtual wide channel from two or more different narrower channels, resulting in higher throughput;

•	integration of complete on-chip support for Voice over LTE (VoLTE), including support for high-definition voice using wideband codecs;

•	support for LTE-Advanced technology band 48 for CBRS solutions available through two of our new LTE modules;

•	support of integrated secure element function and iSiM for better end-to-end security and built-in MNO/MVNO data plans

•	support of location positioning via software enabling indoor and outdoor positioning service and reducing the need of a power-hungry GNSS function

•	integrated RF and Baseband functions in single die optimizing power consumption and reducing solution cost and size

•	development and integration of specific high doppler tolerant algorithms to allow for in-plane connectivity; and

•	efficient LTE-to-satellite communication schemes for breakthrough in mobility and connectivity for satellite services.

•
Highly optimized 4G and 5G solutions. We have successfully produced and ramped into commercial production eight generations of 4G system-on-chip, or SoC, semiconductor solutions. This experience has resulted in what we believe to be one of the industry’s most efficient implementations, providing high performance at low cost and low power consumption. Some of our solutions have integrated the baseband processor and the RF transceiver into a single die, resulting in extremely high integration, small footprint and low cost. With the introduction of our Monarch Cat M/NB-IoT chip in 2016, we delivered a very high level of integration, providing baseband, RF transceiver, power management and memory all in a single chip In February 2018, we announced our Monarch SiP, an all-in-one solution integrating all components needed around Monarch to support ultra-compact and tiny IoT devices, and Monarch N, our chip optimized for Cat NB1/NB2 single-mode and integrated power amplifier and all RF and baseband functions in a single die. In February 2019, we announced our second generation Category M chipset, the Monarch 2 that provides another major improvement in power and cost with many new advanced features. In October 2019, we announced our first module optimized for 5G Massive IoT, the NB02S, which is based on our recent Monarch N platform, leveraging our EAL5+ capable secure element to provide an integrated UICC (iUICC) solution. Furthermore, our comprehensive software solutions help our customers get to market quickly with an optimized, mature and field proven solution. Our highly optimized solutions offer key advantages for both ourselves and our end customers:

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

•
The implementation of advanced “known good die” and wafer-level chip-scale packaging (WLCSP) technology, which reduces chip cost and design footprint, enables the creation of very small and cost-effective LTE modules.

•
Simplified product design for device manufacturers, as our solutions incorporate all key components required for a 4G device in a single die or package. For instance, our Monarch chip incorporates baseband processor, RF transceiver, power management and memory in a single 6.5 x 8 mm package. Our Monarch N chip incorporates, in a single die, all these functions in addition to the power amplifier. We believe these advantages enable our products to be incorporated into leading edge devices that offer a high-quality user experience, as well as accelerate our end customers’ time-to-market.

•
Proprietary embedded protocol software that has been exhaustively tested with major base station vendors’ equipment to ensure reliable performance in the field. We also offer host software that facilitates rapid development of high performance device drivers, connection managers and other key application-layer software functionality.

•	Provide lowest power consumption with 1µA PSM and eco-Paging™ for optimized Extended Discontinuous Reception (eDRX), a feature that allows IoT devices to remain inactive for longer periods.

•	Optimized network selection Cat M/NB-IoT with the proprietary feature IoT-Select™

•	VoLTE support for integrated voice

•
Long-term relationships with wireless carriers. We have developed close relationships with wireless carriers around the world, helping them to test their new networks and specific features of those networks. We believe these relationships are critical to being able to certify our products quickly and to help our customers to certify and deploy their products efficiently.

Our Strategy
Our goal is to be a leading provider of next-generation wireless semiconductors for Broadband, Critical and Massive IoT by providing best-in-class solutions that enable mass-market adoption of 4G and 5G technologies worldwide. Key elements of our strategy include:

•
Identifying and optimally serving 4G and 5G market segments. As the cellular market grows and matures, and as operators aggressively build out their 4G LTE and 5G NR networks and refarm their 2G and 3G spectrum to support demand for data capacity, we expect to see significant growth in the demand for 4G LTE-only, 5G and 5G with 4G fallback devices. In our estimation, this demand is expected to come from three areas:

1)
Massive IoT devices: Massive IoT refers to the universe of connected objects that together result in very large number of connections, small data volumes, low-cost devices and stringent requirements on energy consumption. While a large number of IoT connections are expected to use WiFi, Bluetooth or some other local-area or personal-area networking technology, there are many applications for wide-area connectivity which can be addressed by cellular networks. Applications for cellular connectivity include smart utility meters, asset tracking, industrial automation and monitoring, retail, smart cities, consumer wearables, agriculture and environmental monitoring, mobile/remote healthcare, security and more. This trend toward the use of 4G LTE in the Massive IoT market began with the arrival of cost- and power-optimized Category 1 LTE solutions in 2015, and is accelerating with the arrival of machine type communications (MTC)-optimized 3GPP Release 13/14/15 LTE solutions, which define Cat M and Cat NB user equipment categories. Our Massive IoT product family is composed of our world-first Calliope Category 1 LTE chipset platform, announced in January 2015, certified and shipping in commercial products. Monarch, the world’s first Cat M/NB chip, was announced in February 2016, certified in 2017 and is shipping in devices for Verizon, AT&T, as well as carriers in Japan, Europe, Australia, and Canada. More carrier approvals are expected in 2020. Monarch 2 and Monarch N, 5G-ready Cat M/NB as subsequent evolutions of our Monarch flagship platform, are expected to contribute to developing our Massive IoT offering with additional benefits in terms of cost, power saving, and integrated features.

2)
Broadband and Critical IoT devices: Broadband IoT adopts the capabilities of Mobile Broadband connectivity for IoT by providing much higher data rates and lower latencies than Massive IoT, while optimizing the technology for non-smartphone devices. Mobile routers, also called mobile hotspots, provide convenient, on-the-go Internet access via WiFi for users in homes, offices, hotel rooms, vehicles and outdoor locations. Fixed-location (non-mobile) routers (also sometimes generically called broadband wireless CPE, or customer premise equipment) provide broadband Internet access for residential and industrial applications. Critical IoT refers to Ultra-Reliable Low- Latency Communications (URLLC) introduced by the 3GPP standard in the scope of the 5G and that we plan to support in our Taurus platform. Here the promise is to reduce latency as an important feature for both residential and industrial applications, such as gaming and robotic. The Ericsson Mobility Report released in November 2019 projects that, together, shipments of Broadband and Critical IoT devices will exceed 1.2 billion units from 2019 to 2024. Solutions from our Cassiopeia LTE-Advanced platform, our CBRS modules, and our future modules based on our 5G Taurus platform are optimized to address these device types.

3)
Vertical Markets: Many applications in vertical markets, such as satellite, public safety and avionic, are interested to leverage the cellular 3GPP technology to enable connectivity in extreme situations, like satellite or ground-to-aircraft broadband or connectivity in emergency situations with ultra-low latency, and secure data access. Using our existing chipset platforms developed for our regular Massive, Broadband and Critical IoT devices, our strategy is to provide services to our customers to adapt such platforms to the specific requirements of these vertical markets. We have projects in this space with customers such as Thales and Lockheed Martin.

•
Accelerating our, and our customers’, time to market and reducing our customers’ development costs. By packaging our LTE semiconductor solutions in a complete, turnkey module form factor and certifying them with key wireless carriers, we have been catalyzing the market for cellular devices, speed time to market for customers wishing to incorporate connectivity in their devices and reduce the cost and complexity for our customers. In February 2018, we announced Monarch SiP, a highly integrated system-in-package that combines Monarch with a front-end radio module from Skyworks to create an all-in-one design that simplifies the design process and shorten development time. In addition, in 2019, we announced our new generation of chipsets, Monarch 2 and Monarch N, expected to be commercially available in the fourth and second quarters of 2020, respectively, further simplifying the design effort for IoT devices makers, compared to Monarch, thanks to the integration of additional functionalities like an application CPU, a secure enclave to facilitate the addition of the connectivity.

•
Leveraging our multiple generations of 4G chip design experience to become a leader in advanced 4G and 5G technology and cost efficiency.  The cost and power efficiency achieved from our eight generations of 4G modem design has enabled us to deliver our family of products at attractive price points, enabling LTE connectivity to be embedded in a wide range of cost-sensitive IoT applications in both consumer and machine-to-machine applications. The most recent members of our Massive IoT family are our fifth generations 4G/5G chips, Monarch 2, and Monarch N - with increasing level of integration and features.

•
Partnering with other leading technology companies to complement our technology offerings. We regularly collaborate with ecosystem partners who provide complementary technology or strengthen our capabilities to address customer needs and competitive pressure. For instance, in March 2018 announced the Monarch SiP combining the Skyworks RF front-end module with our Monarch chipset. We have collaborated with microcontroller vendors like STMicroelectronics, Microchip and NXP, to develop IoT design kits that help customers to easily integrate our Monarch LTE-M/NB-IoT platform with a range of STMicroelectronics, Microchip and NXP microcontrollers. We believe these collaborations will allow us to address the mass market in an effective way and acquire customers which were not yet cellular connected but were integrating Bluetooth and WiFi connectivity. We are also partnering with MVNOs to enable new potential customers using multi-region coverage. We have signed worldwide distribution contracts with Avnet and RFPD. This will facilitate access to our technology through the distributors’ wide go-to-market presence.

Our Solutions
We have developed a portfolio of 4G and now 5G semiconductor solutions to address a variety of applications and market segments. We offer baseband solutions used to encode and decode data based on 4G and 5G protocols that serve as the core wireless processing platform for a cellular device; RF transceivers used to transmit and receive wireless transmissions; and highly integrated SoC solutions that combine these and other functions into a single die or package. Some of our SoC solutions integrate the baseband and RF transceiver functions, in some cases with an applications processor and memory. This advanced integration reduces the size, cost, design complexity and power consumption of cellular solution. In 2013, we introduced a family of LTE modules that vastly simplify the task of embedding LTE connectivity for device makers lacking cellular experience. This helps us expanding our options in adjusting our business model on case by case basis.
All of our baseband, SoC products and modules are provided with comprehensive software, including relevant source code and tools, to enable manufacturers to easily integrate our solutions into their devices in a wide variety of environments. In addition, we provide our customers with design support, in the form of reference designs that specify recommended methods for interconnecting our chips to surrounding devices, such as host processors, memory and RF front-end components as well as tools to integrate with products from major automatic test equipment vendors.

Our primary chipset products during the last three financial years are summarized in the table below. For each baseband chipset, we have a number of modules available as well.

Platform Name Chipset ID Family	Description
		Critical IoT	Broadband IoT	Massive IoT	Key Features
Monarch SQN3330	LTE Release 13/14 BB+RF+ PMIC+RAM			*
LTE UE Category M1 and NB1 supported; Baseband, RF transceiver, memory and power management integrated in a single package; power-optimized for IoT and M2M applications requiring lower throughput. Modules based on this chipset: GM01Q

Monarch 2 SQN3430	LTE Release 14/15 dual-mode LTE-M/NB-IoT			*
Highly integrated chip with extremely low power consumption, supporting power class 3 (23 dBm) and lower (20, 14 dBm), with an integrated MCU with Sensor-Hub Mode and Emb. Voice Proc., Secure element & iUICC, EAL5+ security government grade, On-modem VoLTE.
 Modules based on this chipset: GM02S

Monarch N SQN3410	LTE Release 14/15 NB-IoT			*
Highly integrated chip with extremely low power consumption, supporting power class 5 (20 dBm) and lower (14 dBm), with an integrated MCU with Sensor-Hub Mode, Secure element & iUICC, EAL5+ security government grade
Modules based on this chipset: NB02S

MonarchSiP SQN66430	LTE Release 13/14 dual-mode LTE M1/NB1			*
Ultra-compact complete LTE System in Package; integrated baseband, RF, pSRAM, power management, front-end and passives; eco-Paging™ for optimized eDRX; power class options 20 and 23dBm; supporting bands 1,2,3,4,5,8,12,13,14,17,18,19,20,25,26,28,
66,85

Monarch Go	LTE Release 13/14 LTE-M			*	Comprehensive modem component offering device makers the shortest possible route to market and lowest total cost of ownership (TCO) to develop a cellular-IoT connected device - Connected by Verizon
Calliope SQN3223	LTE Release 9/10 BB			*
40nm technology, 10Mbps CAT1 peak throughput, USB and HS UART interfaces, integrated processor, cost- and power-optimized for IoT and M2M applications requiring lower throughput. WLCSP.
Modules based on this chipset: SP150Q, US130Q , VZ120Q

Colibri / Calliope SQN3241	LTE RF		*	*	Supports 700-900MHz and 1.8-2.7GHz, up to 20 MHz bandwidth. WLCSP. Modules based on this chipset: VZ22Q
Cassiopeia SQN3220/ SQN3220sc	LTE-Advanced Release 10 BB	*			Carrier aggregation up to 20 + 20 MHz Modules based on this chipset:CB410 L/CB610L
Mont Blanc/ Cassiopeia SQN3240/SQN3242/SQN3244	LTE RF	*	*	*	Supports FDD and TDD 700 MHz - 2.7 GHz, up to 20 MHz bandwidth Modules based on this chipset: VZ20Q/VZ20M
Abbreviations used in this table: BB = baseband processor, nm = nanometer, dBm = decibels; iUICC = integrated Universal Integrated Circuit Card; MCU = micro controller unit; PMIC = power management IC; RF = radio frequency transceiver, SDRAM = Synchronous Dynamic Random Access Memory, SiP = system in package, SoC = system-on-chip, VoLTE = Voice over LTE.

Competition
The wireless semiconductor business is very competitive. We believe that our competitive strengths will enable us to compete favorably in the 4G and 5G markets. The following are the primary elements on which companies in our industry compete:

•	functionality, form factor and cost;

•	product performance, as measured by network throughput, signal reach, latency and power consumption;

•	software maturity and carrier certification coverage

•	track record of providing high-volume deployments in the industry; and

•	systems knowledge helping customers to optimize their products.
We face competition from established semiconductor companies such as Huawei, Intel Corporation, Mediatek, Qualcomm Incorporated, Samsung Electronics Co. Ltd., Sony Corporation and RDA, as well as smaller actors in the market such as GCT Semiconductor or newcomers such as Nordic Semiconductor.
The larger competitors have longer operating histories, significantly greater resources and name recognition, and a larger base of existing customers than us. In addition, some of them may provide incentives to customers or offer bundled solutions with complementary products, which could be attractive to some customers, or adopt more aggressive pricing policies to offset what we believe are the performance and cost advantages of our solutions.
Business Development, Sales, and Marketing
Our business development efforts are focused on developing relationships with wireless carriers to identify the market opportunities in general. Often with Broadband IoT business, the carriers have their own product to launch, in this case our sales efforts are focused on determining which OEMs and ODMs are most likely to win in the various carrier product opportunities and securing design wins. With Massive IoT, the carriers are often a partner providing the data plan service and our customers are major OEMs or ODMs addressing the various applications of Massive IoT, e.g., metering, asset tracking, alarms etc. In this case, we engage with the end customers directly or via our module partner to develop relationships and promote our solutions. We work closely with key players across the wireless industry to understand their requirements and enable them to certify and deploy cellular solutions in high volume.
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
Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of December 31, 2019, we had a direct sales force serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, Korea and Japan; Europe; the Middle East and North and South America. In the United States, China, Taiwan, Japan and Korea, we supplement our direct sales team with local distributors and/or sales representatives who handle certain customer communications, fulfillment and customer support functions. In the United States, we recently reinforced our go-to-market capabilities through our new distributor channels implementation, including the two worldwide agreements with RFPD and AVNET. These agreements encompass lead generation and support as well as fulfillment. They are useful to address the Massive IoT market as the numbers of applications and potential customers are very large.
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

Our marketing strategy is focused on enabling broad adoption of 4G and 5G solutions and communicating our technology advantages to the marketplace. This includes building awareness of and preference for our technology at wireless carriers who generate demand for 4G- and/or 5G-enabled devices. By working to understand carrier services strategies, device roadmaps and technical requirements, we believe we are better positioned to drive our roadmap to meet these needs, to influence their choice of technology suppliers, and to identify manufacturers in the wireless industry who are best prepared to serve the needs of the wireless carrier. Our technical and business relationships with AT&T, Deutsche Telekom, KDDI, NTT DoCoMo, Orange, Softbank, Sprint, T-Mobile, Telenor, Telstra, Verizon Wireless, Vodafone and other operators have allowed us to anticipate requirements and develop solutions tailored for their respective networks, which helped us secure several design wins and launch multiple products. For instance, in 2018 and 2019, Thales IoT (formerly Gemalto) EMS31 LTE Category M1 M2M module was certified at Verizon, AT&T, Docomo, and Softbank. Our Monarch chipset has been certified between 2016 and 2020 by AT&T, T-Mobile, Verizon, Sprint, NTT DoCoMo, Softbank, KDDI, Telstra, LG U+, DTAG, Telus, and Orange. Our Monarch SiP was certified by Verizon, Docomo, Softbank, Sprint, and KDDI. With NTT DoCoMo we have partnered to help mature the Cat M and NB-IoT networks. In addition to these carrier relationships, Sequans has successfully won, throughout 2019, customer design with Inseego, Invoxia, OneCare and Pebblebee, with Monarch, in LTE-M and with Multitech in CBRS with Cassiopeia. We have also announced our partnership with PoLTE for integrating its low-cost positioning software solution.
Our marketing team is also responsible for product management, strategic planning, product roadmap creation, OEM, ODM and wireless carrier business development and corporate communications. All of these functions are aimed at strengthening the competitiveness of our solutions in response to evolving industry needs and competitive activities, and at articulating the value proposition of our technology throughout the 4G and 5G wireless industry. Our business development, sales and marketing organizations work closely together to ensure that evolving industry requirements are reflected in our product plans, and that customers have early access to our roadmaps and can communicate the value of our technology to the wireless carriers. This end-to-end value chain management approach is designed to grow and preserve our market share in the segments we serve.
As of December 31, 2019, we had 38 employees and five outside contractors in our business development, sales, customer support and marketing team.
Customers
We maintain relationships with 4G and 5G wireless carriers and with OEMs and ODMs who supply devices to those carriers and their end users. We do not typically sell directly to wireless carriers, except from time to time in the context of selling services to enable new technologies or markets being developed by the carrier. Our sales are conducted on a purchase order basis with OEMs, ODMs, contract manufacturers, system integrators, or distributors (who provide certain customer communications, fulfillment and customer support functions).
Our top ten customers accounted for 78%, 86% and 95% of our total revenue in 2017, 2018 and 2019, respectively. A distributor serving multiple end customers in China and Taiwan, accounted for 16%, 32% and 27% of our revenue in 2017, 2018 and 2019, respectively. An ODM based in South Korea, a new customer, accounted for 22% of our revenues in 2019. A second distributor serving multiple end customers in China and Taiwan 10% of our revenues in 2019 and less than 10% in prior years. An ODM based in China accounted for 13% of our revenue in 2018 and less than 10% in 2017 and 2019. A third distributor serving multiple end customers in China and Taiwan, accounted for 17% in 2017 and less than 10% in 2018 and 2019. The following is a list of our top ten customers (names given when we have permission), in alphabetical order, based on total revenue during 2019:

• ATM Electronic • Franklin Wireless • Geotab • Lockheed Martin • Macnica Galaxy Inc	• Oceus Networks Inc. • TCL • Top Intercube Co. • Verizon Wireless • Strategic partner
Manufacturing
We operate a fabless business model and use third-party foundries and assembly and test contractors to manufacture, assemble and test our semiconductor solutions. Our sole foundry vendor is TSMC and we use their commercially available mature standard 65nm and 40nm, standard RF, mixed-signal and digital CMOS foundry processes to enable us to produce our products more cost-effectively.

We use well-known outsourced semiconductor assembly and test (OSAT) suppliers such as United Test and Assemby Center Limited (UTAC), STATS ChipPAC Limited and Silicon Precision Industries Limited (SPIL) for most of our chipset assembly and testing.
We use Universal Scientific Industrial (Shanghai) Company Limited (USI), AcSIP Technology Corp and Asiatel Technologies Co. for manufacturing of our modules.
We closely monitor the overall production cycle from wafer to finished goods through statistical analysis of the manufacturing data. We also run routine reliability monitoring programs to ensure long term product reliability. This enables us to operate certain test processes on demand to reduce the time-to-market for our products and to help ensure their quality and reliability. We are ISO 9001 (2015) certified, and all of our major suppliers and subcontractors are required to have quality management systems certified to ISO 9000 and ISO 14000 levels, as well as appropriate environmental control programs. We also comply with RoHS and REACH requirements. We perform regular routine supplier audits to ensure that our suppliers meet the required quality standards.
We do not have manufacturing agreements with our foundry or with our testing and packaging or module vendors, other than a framework agreement with UTAC, and we place our orders with our foundry and other vendors on a purchase order basis. See “Risk Factors—Risks Related to Our Business and Industry”.
Intellectual Property
We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At December 31, 2019, we had 41 issued and allowed United States patents, 22 European patents, and 14 pending United States and European patents. The first of our issued and allowed patents is not expected to expire until 2025.
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
In the past, we have entered into licensing arrangements with respect to so called “essential patents” that claim features or functions that are incorporated into applicable industry standards and that we are required to provide in order to comply with the standard. We may be required to enter into such licensing arrangements in the future in order to comply with applicable industry standards, in particular with respect to the sales of our module products, which have full 4G or 5G functionality. We believe that general practice in the industry is that essential patent holders’ licensing policy is to license only to licensees selling a full 4G or 5G product, not to component vendors.
In 2015, we entered into an agreement to license the patent portfolio of Gemalto S.A., including at least one patent which may be considered essential for the LTE standard.
Facilities
Our principal executive offices are located in Colombes, France, consisting of approximately 21,625 square feet under a lease that expires in May 2029, but which may be canceled in May 2026. This facility accommodates our principal research and development, product marketing, and finance and administrative activities.
We have a 4,236 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2020. We have a 4,884 square-foot facility in Ramat Gan, Israel, which houses a research and development center, under a lease that expires in December 2020, with the option to renew. We have a 1,600 square foot office in Singapore under a lease expiring in February 2022. We have a 2,318 square-foot facility in Burnsville, Minnesota for engineering personnel under a lease that expires in January 2024. We have a 645 square-foot facility in Kista, Sweden under a lease that expires in April 2020. We rent additional office space in Sophia-Antipolis, France; Salo, Finland; Taipei, Taiwan; Shanghai and Shenzhen, China; Seoul, South Korea and in Bedminster, New Jersey under short-term lease agreements.

We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

C.	Organizational Structure
The Company is the ultimate parent of the group comprised of the Sequans Communications S.A. and its subsidiaries at December 31, 2019:

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
We are a fabless designer, developer and supplier of semiconductor solutions for Broadband, Critical “Internet of Things” (IoT) and Massive IoT applications. Our solutions incorporate baseband processor and radio frequency, or RF, transceiver integrated circuits, or ICs, along with a front end subsystem and our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a competitive price.
We shipped 2.5 million semiconductor units during 2019, compared to 3.2 million units during 2018 and 3.3 million units during 2017. Our total revenue was $30.9 million in 2019, $40.3 million in 2018 and $48.3 million in 2017.
We currently have more than 60 end customers worldwide, consisting primarily of OEMs and ODMs for modules, telematics devices, tracking devices, security devices, CPE, home routers, mobile routers, embedded devices and other data devices. We derive a significant portion of our revenue from a small number of end customers, and we anticipate that we will continue to do so for the foreseeable future. We do not have long-term purchase agreements with any of our end customers, and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers. Customers representing more than 10% of total revenue in any of the years 2017, 2018 or 2019 and their locations are as follows:

Customer	Customer Location	% of total revenue for the year ended December 31,
		2017	2018	2019
A	Taiwan	16%	32%	27%
B	Korea	—%	—%	22%
C	Taiwan	—%	Less than 10%	10%
D	China	Less than 10%	13%	Less than 10%
E	Taiwan	17%	Less than 10%	Less than 10%
Our Consolidated Financial Statements for 2017, 2018 and 2019, have been prepared in accordance with IFRS as issued by the IASB.

A.	Operating Results
Revenue
Our total revenue consists of product revenue and other revenue. Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the fair value of the consideration to which the Company is entitled, excluding sales taxes or duties.
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
Product Revenue
We derive the large majority of our revenue from the sale of semiconductor solutions and modules for 4G wireless broadband and narrowband applications, and we currently expect to continue to do so for the foreseeable future. Our solutions are sold both directly to our end customers and indirectly through distributors.
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
Development services agreements typically call for a number of milestones to be delivered over several quarters, with revenue generally recognized on the percentage of completion method as the contract progresses. The amount of development services can vary over time depending on the timing of when new contracts are won and the length of the contract period.

Development service revenue increased slightly in 2018 compared with 2017, and decreased again in 2019 as some large contracts were completed.
With the execution in October 2019 of a large license and development services contract with a strategic partner, as well as our expectation that we will continue to enter into similar smaller agreements, we expect other revenue, compared to 2019, to increase significantly in future periods as we continue to provide services on particularly complex projects, and in the short term it is likely to remain a significant percentage of our total revenue.
The following table sets forth our total revenue by region for the periods indicated. We categorize our total revenue geographically based on the location to which we invoice.

	Year ended December 31,
	2017(1)	2018	2019
	(in thousands)
Asia:
Taiwan	$8,126	$16,704	$11,387
Korea	373	261	6,813
China (including Hong-Kong)	21,819	11,638	2,139
Rest of Asia	2,291	1,911	106
Total Asia	32,609	30,514	20,445
United States of America	11,282	7,042	9,221
Rest of world	4,372	2,694	1,198
Total revenue	$48,263	$40,250	$30,864
(1) In 2018, the Company adopted IFRS 15 using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.
We categorize our total revenue based on technology.

	Year ended December 31,
	2017(1)	2018	2019
	(in thousands)
Broadband	$27,900	$11,657	$10,431
IOT	11,568	19,679	12,816
Vertical	8,795	8,914	7,617
Total revenue	$48,263	$40,250	$30,864
(1) In 2018, the Company adopted IFRS 15 using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.
Additionally, we categorize our total revenue based on product and service revenue including license revenue and development and other services.

	Year ended December 31,
	2017(1)	2018	2019
	(in thousands)
Product	$37,353	$28,938	$21,947
License	2,838	2,707	2,578
Development and other services	8,072	8,605	6,339
Total revenue	$48,263	$40,250	$30,864
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
Cost of Other Revenue
As most of the costs related to other revenue are incurred as part of our normal research and development efforts, we allocate to cost of other revenue only the specific direct costs related to providing maintenance and technical support and generating development services revenue.
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
We expect research and development expense to increase moderately in the short-term as we complete development of the current 4G products in our roadmap and ramp up our development for 5G, which will require additional resources and investments.
Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. In 2017, we capitalized costs related to the development of the chipsets for LTE Category M (Monarch and Monarch 2) and certification costs for an amount of $1.9 million (net of research tax credit for $0.3 million); in 2018 we continued to capitalize certification costs and costs related to Monarch 2 and began capitalizing costs for the LTE Category NB (Monarch N) for a total amount of $3.4 million (net of research tax credit for $0.5 million); in 2019 we continued capitalizing certification costs and costs for the LTE Category NB (Monarch N) and began capitalizing costs for the LTE Category 1 (Calliope 2) for a total amount of $5.0 million (net of research tax credit for $0.6 million). We expect that we may be able continue to capitalize development costs going forward if the relevant accounting criteria are met.

Research and Development Incentives
In France and the United Kingdom, we receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to remain fairly stable in the short term. For 2019, we recorded a net amount of approximately $3.1 million in tax incentives compared with $3.0 million in 2018 and $3.3 million in 2017.
In France, we also receive incentives in the form of grants from agencies of the French government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received, and all relevant conditions will be complied with. For 2019, we recorded approximately $0.2 million in grants compared with approximately $1.1 million in 2018 and $3.1 million in 2017. In 2017, 2018 and 2019, we received $1.1 million, $1.6 million and $2.1 million, respectively, in advances on grants and debt financing related to a large research project funded by the French government, called FELIN. The total value of the project funding to date for the Company is €7.0 million ($9.0 million). The funding was paid in three installments, the last of which was received in 2019. Of the €7.0 million, €3.0 million is in the form of a grant and €4.0 million is in the form of interest-bearing debt to be repaid beginning in 2019 and through 2022. The Company began to make principal and interest payments of €150,000 ($168,000) in 2019. We expect that the amounts we recognize from such grants overall may increase in 2020 as we intend to apply for new grants for our 5G development program. In 2017, we received $1.6 million in advances on grants and debt financing related to a second large research project funded by the French government, called LTE4PMR. The total value of the project funding for the Company is €2.1 million ($2.3 million) to be received over four years. Of the €2.1 million, €0.7 million is in the form of a grant and €1.4 million is in the form of interest-bearing debt to be repaid beginning in 2020 and through 2024.
Sales and Marketing
Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our business development, sales, customer support and marketing personnel, commissions paid to independent sales agents, marketing fees paid to industrial partners, the costs of advertising and participation in trade shows. We expect the size of our business development, sales and marketing organization, and sales and marketing expense, to remain flat or increase slightly in 2020.
General and Administrative
General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; bad debt expense, investor relations costs; insurance; and depreciation. Information technology and facilities expenses are accounted for as overhead and allocated across all departments of the Company based on a pro rata basis. We expect general and administrative expense to remain fairly flat in 2020.
Interest Income (Expense), Net
Interest income consists of interest earned on cash and cash equivalent balances. We have historically invested our cash primarily in commercial bank accounts, short term deposits and money market funds.
Interest expense relates to our convertible debts issued in 2015, 2016, 2018 and 2019; our venture debt issued to Harbert European Specialty Lending Company II S.a.r.l in 2018; an upfront payment received in October 2019; our government debt put in place in 2015; our accounts receivable financing facility put in place in 2014; and research project loans received from 2014 to 2019.
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
In February 2020, the convertible note issued in 2016 was amended to extend the term of the note by one year and reduce the conversion rate.
Effective March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 note which has two options to extend. Each option will give the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) will stay at 7% but the holder will be granted a warrant for 10% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK will be adjusted to 9.5%, the previous warrants granted on the first option exercise will be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK will be adjusted to 13.5%, and the holder will be granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. If at any time, the holder converts a note prior to the date of April 2022, it will receive an extra year’s worth of PIK so as to incentivize early conversion. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
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
In France, we have significant net deferred tax assets resulting from net operating loss carry forwards, tax credit carry forwards and deductible temporary differences that reduce our taxable income. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carry back or carry forward periods provided for in the tax law for each applicable tax jurisdiction. Following the issuance of convertible debts and debt with warrants attached, we have deferred tax liabilities resulting from the bifurcation of the conversion feature and warrants from the debts. The deferred tax liabilities have allowed us to recognize deferred tax assets, subject to certain limitations on their use under French tax law. In 2018 and 2019, $1,818,000 and $773,000, respectively, was recognized as deferred tax liabilities through shareholders’ equity (deficit) under IAS 12, Income Taxes. In the year ended December 31, 2018 and 2019, deferred tax assets of $1,162,000 and $1,018,000, respectively, were recognized through income tax benefit on our consolidated statement of operations. Over time, as we generate taxable income, we expect our tax rate to increase significantly.
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
If the consideration in a contract includes a variable amount, we use our judgment to estimate the amount of consideration to which we will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in comparison to the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
We sometimes receive advance payments from customers for the provision of development services. We determine if there is a significant financing component for these contracts considering the length of time between the customers’ payment and the transfer of control of the goods and services. When a significant financing component has been identified, the transaction price for these contracts is discounted, using the rate that we estimate would be reflected in a separate financing transaction at contract inception.
We recognize revenue when we satisfy the performance obligation by transferring the control over a product to the customer. Judgment is required to assess the pattern of transfer of control, in particular with regards to products’ sales to distributors and the rendering of services. Where we render services to the customers, they usually correspond to performance obligations which are satisfied over time, which are accounted for using the percentage-of-completion method, electing an input method of estimated costs as a measure of performance completed.
We rely on estimates around the total estimated costs to complete the contract (“Estimated Costs at Completion”). Total Estimated Costs at Completion include direct labor, material and subcontracting costs. Due to the nature of the efforts required to be performed to meet the underlying performance obligation, determining Estimated Costs at Completion is subject to many variables. Management quarterly reviews the progress and performance of open contracts in order to determine the best estimate of Estimated Costs at Completion. As part of this process, management reviews information including, but not limited to, any outstanding key contract matters, progress towards completion, the project schedule, identified risks and opportunities, and the related changes in estimates of costs. The risks and opportunities include management’s judgment about the ability and cost to achieve the project schedule, technical requirements, and other contract obligations.
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
In 2017, 2018 and 2019, we recorded provisions for slow-moving LTE inventory totaling $0.2 million, $0.2 million and $0.7 million, respectively. In 2017, all the WiMAX inventory, fully depreciated in previous years, was physically scrapped, resulting in a provision reversal of $2.8 million.
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
For the years ended December 31, 2017, 2018 and 2019, the assumption for expected volatility has been based on the Company’s historical volatility since the initial public offering in 2011.
We recognize compensation expense only for the portion of share options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from our estimates.
For 2017, 2018 and 2019, we recorded employee share-based compensation expense of $1.6 million, $1.8 million and $1.8 million, respectively. Share-based compensation expense related to non-employees was not material for 2017, 2018 and 2019.
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
Where no active market exists, we establish fair value by using a valuation technique determined to be the most appropriate in the circumstances, regarding compound debt instruments, the fair value of the debt component was determined using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option). The assumptions used in calculating the value of the conversion option represent the Company’s best estimates based on management’s judgment and subjective future expectations.

Deferred Tax Assets and Liabilities
Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management makes assumptions, judgments and estimates to determine our deferred tax assets and liabilities, including whether deferred tax assets are likely to be realized.
Research and Development Costs
Costs incurred internally in research and development activities are charged to expense until technological feasibility and commercial viability has been established for the project. Once technological feasibility and commercial viability are established, development costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility and commercial viability of a product is established. We have determined that technological feasibility for our software products is reached after all high-risk development issues have been resolved. Generally, this occurs when the preliminary design review has been completed.

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
Comparison of Years Ended December 31, 2018 and 2019

	Year ended December 31,		Change
	2018 (1)	2019	%
	(in thousands)
Revenue:
Product revenue	$28,938	$21,947	(24)%
Other revenue	11,312	8,917	(21)
Total revenue	40,250	30,864	(23)
Cost of revenue:
Cost of product revenue	21,957	16,703	(24)
Cost of other revenue	2,405	1,782	(26)
Total cost of revenue	24,362	18,485	(24)
Gross profit	15,888	12,379	(22)
Operating expenses:
Research and development	27,909	23,799	(15)
Sales and marketing	9,411	7,968	(15)
General and administrative	10,085	8,570	(15)
Total operating expenses	47,405	40,337	(15)
Operating income (loss)	(31,517)	(27,958)	(11)
Financial income (expense):
Interest income (expense), net	(5,376)	(9,593)	78
Other financial expense	(400)	—	(100)
Convertible debt amendments	(265)	—	(100)
Foreign exchange gain (loss)	366	71	(81)
Profit (Loss) before income taxes	(37,192)	(37,480)
Income tax expense (benefit)	(968)	(783)	(19)
Profit (Loss)	$(36,224)	$(36,697)
(1) In 2019, the Company adopted IFRS 16 "Leases" standard using the modified retrospective approach. Accordingly, prior period amounts have not been restated.

The following table sets forth a summary of our statements of operations as a percentage of total revenue:

	Year ended December 31,
	2018 (1)	2019
	(% of total revenue)
Revenue:
Product revenue	72	71
Other revenue	28	29
Total revenue	100	100
Cost of revenue:
Cost of product revenue	55	54
Cost of other revenue	6	6
Total cost of revenue	61	60
Gross profit	39	40
Operating expenses:
Research and development	69	77
Sales and marketing	23	26
General and administrative	25	28
Total operating expenses	117	131
Operating income (loss)	(78)	(91)
Financial income (expense):
Interest income (expense), net	(13)	(31)
Other financial expense	(1)	—
Convertible debt amendments	(1)	—
Foreign exchange gain (loss)	1	—
Profit (Loss) before income taxes	(92)	(122)
Income tax expense (benefit)	(2)	(3)
Profit (Loss)	(90)	(119)
(1) In 2019, the Company adopted IFRS 16 "Leases" standard using the modified retrospective approach. Accordingly, prior period amounts have not been restated.
Revenue
Product Revenue
Product revenue decreased 24% from $28.9 million in 2018 to $21.9 million in 2019. Total broadband product revenue decreased 16% from $11.1 million in 2018 to $9.4 million in 2019, particularly in emerging markets. The broadband business has suffered from our decision to focus our development efforts on the IoT business rather than on a second generation Cat 6 product offering, resulting in a loss of market share. Total IoT product revenue decreased 30% from $17.6 million in 2018 to $12.3 million in 2019 primarily due to lower product revenue in Cat 1. Mid-year a major customer's forecasted increase in volumes was reduced as some major projects were delayed causing inventory to build in the channels. Consequently sales of Cat 1 product decreased significantly in the second half of the year. In 2019 and 2018, broadband product revenue accounted for approximately 43% and 38%, respectively, of total product revenue, and IoT product revenue for approximately 56% and 62%,respectively, of total product revenue. Decreased revenue also reflects a product mix with a lower percentage of module sales, which have a higher average selling price than chipsets.
In 2019, we shipped approximately 2.5 million of units of 4G products compared to 3.2 million units in 2018. We expect strong Massive IoT growth in 2020, supported by continued shipment of Cat 1 products in both U.S. and Japan and the ramp of Cat M particularly during the second half of 2020. We believe that the Broadband IoT business should improve slightly in 2020, as new design wins are launched by our customers, particularly for CBRS products in the United States, and as we evolve our products toward 5G technology.

Other Revenue
Other revenue decreased 21% from $11.3 million in 2018 to $8.9 million in 2019, reflecting a decrease in development services revenue as projects begun in prior years were completed and there were some delays in executing new agreements. Development services revenue decreased 26% from $8.0 million in 2018 to $5.9 million in 2019. License and maintenance revenue also decreased in 2019 compared to the prior year. License revenue decreased slightly from $2.7 million in 2018 to $2.6 million in 2019, and maintenance revenue decreased 35% from $600,000 in 2018 to $400,000 in 2019.
Cost of Revenue
Cost of product revenue decreased 24% from $22.0 million in 2018 to $16.7 million in 2019 mainly due to the decreased number of units sold. Cost of other revenue decreased 26% from $2.4 million in 2018 to $1.8 million in 2019 reflecting the decreased volume of service revenue.
Gross Profit
Gross profit decreased 22% from $15.9 million in 2018 to $12.4 million in 2019, and the gross margin percentage increased from 39.5% in 2018 to 40.1% in 2019. Product gross margin percentage decreased slightly from 24.1% in 2018 to 23.9% in 2019.
Research and Development
Research and development expense decreased 15% from $27.9 million in 2018 to $23.8 million in 2019 primarily due to headcount expenses in euros impacted by a favorable foreign exchange rate between euros and US dollars compared to the rate in the same period in 2018, and higher development costs capitalized (which are accounted for as a reduction of research and development expense).
Research and development incentives decreased from $4.1 million in 2018 to $3.4 million in 2019. In the years ended December 31, 2019 and 2018, we capitalized costs related to the development of the chipsets for LTE Category M (Monarch 2), for LTE Category NB (Monarch N) and in 2019 we began capitalizing costs for the LTE Category 1 (Calliope 2) as well. We also capitalized other development costs related mainly to operator certifications. The total amount of capitalized costs was $5.0 million, net of research tax credit of $0.6 million in 2019 compared to $3.4 million, net of research tax credit of $0.5 million in 2018. In the year ended December 31, 2019, the amount of the amortization of these capitalized costs was $1.1 million compared to $0.4 million in 2018.
Research and development costs associated with product development (including normal customer support which generates product improvements) are recorded in operating expense. In some cases, we have negotiated agreements with customers and partners whereby we provide certain development services beyond our normal practices or planned product roadmap. Amounts received from these agreements are recorded in other revenue. Direct costs, including both internal resources and out-of-pocket expenses, that we incur as a result of the commitments in the agreements are recorded in cost of other revenue, rather than in research and development expense. Other research and development costs related to the projects covered by the agreements, but which we would have incurred without the existence of such agreements, are recorded in research and development expense.

There were 204 employees and independent contractors in research and development at December 31, 2019 compared to 203 at December 31, 2018.

Sales and Marketing

Sales and marketing expense decreased 15% from $9.4 million in 2018 to $8.0 million in 2019. The decrease primarily reflects headcount expenses in euros impacted by a favorable foreign exchange rate between euros and US dollars compared to the rate in the same period in 2018 and lower expenses in trade shows. There were 42 employees and independent contractors in sales and marketing at December 31, 2019 compared to 43 employees at December 31, 2018.

General and Administrative
General and administrative expense decreased 15% from $10.1 million in 2018 to $8.6 million in 2019 primarily due to a decrease in stock-based compensation and bad debt expense, partially offset by an increase in legal fees. There were 19 employees in general and administrative functions at December 31, 2019 compared to 21 at December 31, 2018.
Interest Income (Expense), Net
Net interest expense increased to $9.6 million in 2019 compared to $5.4 million in 2018. The increase in interest expense in 2019 reflected the issuance of $3.0 million in May 2019 and $5.0 million in August 2019 in new convertible debt. The interest expense increase reflected a full year of interest of venture debt issued in October 2018. Interest expense in the year ended in December 31, 2019 included $0.6 million related to lease liabilities recorded in conjunction with the adoption of IFRS 16 and $0.6 million related to the financing component of a long term development services agreement. Interest income was insignificant in both years.
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
Foreign Exchange Gain (Loss), Net
We had a net foreign exchange gain of $71,000 in 2019 compared to a net foreign exchange gain of $366,000 in 2018 primarily due to movements in the U.S. dollar versus the euro.
Income Tax Expense (Benefit)
In 2019, we recorded current tax expense of $251,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax benefit amounting to $1,034,000, mainly due to the recognition of deferred tax assets that were determined to be realizable as a result of the deferred tax liability recorded (through equity) related to convertible debt and debt with warrants attached. The deferred tax liability resulted from the recognition of the equity components following the separation between the equity and liability components of these financial instruments. In 2018, we recorded current tax expense of $210,000 arising from taxable income incurred at certain subsidiaries, and deferred tax benefit amounting to $1,178,000 mainly due to the recognition of deferred tax assets that were determined to be realizable as a result of the deferred tax liability recorded (through equity) related to convertible debt and debt with warrants attached.

Comparison of Years Ended December 31, 2017 and 2018

	Year ended December 31,		Change
	2017(1) (2)	2018 (2)%
	(in thousands)
Revenue:
Product revenue	$37,353	$28,938	(23)%
Other revenue	10,910	11,312	4
Total revenue	48,263	40,250	(17)
Cost of revenue:
Cost of product revenue	24,725	21,957	(11)
Cost of other revenue	2,397	2,405	—
Total cost of revenue	27,122	24,362	(10)
Gross profit	21,141	15,888	(25)
Operating expenses:
Research and development	25,202	27,909	11
Sales and marketing	8,785	9,411	7
General and administrative	6,679	10,085	51
Total operating expenses	40,666	47,405	17
Operating income (loss)	(19,525)	(31,517)	61
Financial income (expense):
Interest income (expense), net	(4,612)	(5,376)	17
Other financial expense	—	(400)	100
Convertible debt amendments	(322)	(265)	(18)
Foreign exchange gain (loss)	(1,401)	366	(126)
Profit (Loss) before income taxes	(25,860)	(37,192)
Income tax expense (benefit)	300	(968)	(423)
Profit (Loss)	$(26,160)	$(36,224)
(1) In 2018, the Company adopted IFRS 15 using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.
(2) Neither 2017 nor 2018 were restated for IFRS 16 "Leases" standard adopted in 2019.

The following table sets forth a summary of our statements of operations as a percentage of total revenue:

	Year ended December 31,
	2017(1) (2)	2018 (2)
	(% of total revenue)
Revenue:
Product revenue	77	72
Other revenue	23	28
Total revenue	100	100
Cost of revenue:
Cost of product revenue	51	55
Cost of other revenue	5	6
Total cost of revenue	56	61
Gross profit	44	39
Operating expenses:
Research and development	52	69
Sales and marketing	18	23
General and administrative	14	25
Total operating expenses	84	117
Operating income (loss)	(40)	(78)
Financial income (expense):
Interest income (expense), net	(10)	(13)
Other financial expense	—	(1)
Convertible debt amendments	(1)	(1)
Foreign exchange gain (loss)	(3)	1
Profit (Loss) before income taxes	(54)	(92)
Income tax expense (benefit)	1	(2)
Profit (Loss)	(55)	(90)
(1) In 2018, the Company adopted IFRS 15 using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.
(2) Neither 2017 nor 2018 were restated for IFRS 16 "Leases" standard adopted in 2019.
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
Research and development incentives decreased from $6.4 million in 2017 to $4.1 million in 2018. In the years ended December 31, 2018 and 2017, we capitalized costs mainly related to the development of the chipsets for Cat M, the Monarch and Monarch 2 ($3.4 million, net of research tax credit of $0.5 million and $1.9 million, net of research tax credit of $0.3 million, respectively).
Research and development costs associated with product development (including normal customer support which generates product improvements) are recorded in operating expense. In some cases, we have negotiated agreements with customers and partners whereby we provide certain development services beyond our normal practices or planned product roadmap. Amounts received from these agreements are recorded in other revenue. Direct costs, including both internal resources and out-of-pocket expenses, that we incur as a result of the commitments in the agreements are recorded in cost of other revenue, rather than in research and development expense. Other research and development costs related to the projects covered by the agreements, but which we would have incurred without the existence of such agreements are recorded in research and development expense.

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
Selected Quarterly Results of Operations
The following table presents our unaudited quarterly results of operations for 2018 and 2019. This unaudited quarterly information has been prepared on the same basis as our audited Consolidated Financial Statements and includes all adjustments necessary for the fair presentation of the information for the quarters presented. You should read this table together with our Consolidated Financial Statements and the related notes thereto included in this annual report. Our quarterly results of operations will vary in the future. The results of operations for any quarter are not necessarily indicative of results for the entire year and are not necessarily indicative of any future results.

	Three months ended
	March 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019
	(in thousands) (unaudited)
Revenue:
Product revenue	$7,635	$9,921	$7,526	$3,856	$4,111	$6,774	$6,008	$5,054
Other revenue	3,599	2,737	2,759	2,217	2,357	1,136	1,312	4,112
Total revenue	11,234	12,658	10,285	6,073	6,468	7,910	7,320	9,166
Cost of revenue(1):
Cost of product revenue	5,861	7,127	6,026	2,943	3,575	4,443	4,159	4,526
Cost of other revenue	689	549	664	503	574	482	394	332
Total cost of revenue	6,550	7,676	6,690	3,446	4,149	4,925	4,553	4,858
Gross profit	4,684	4,982	3,595	2,627	2,319	2,985	2,767	4,308
Operating expenses(1):
Research and development	7,519	7,152	6,750	6,488	6,157	5,773	6,205	5,664
Sales and marketing	2,485	2,518	2,229	2,179	2,221	2,026	1,857	1,864
General and administrative	1,971	2,276	2,545	3,294	1,913	2,038	2,245	2,374
Total operating expenses	11,975	11,946	11,524	11,961	10,291	9,837	10,307	9,902
Operating income (loss)	(7,291)	(6,964)	(7,929)	(9,334)	(7,972)	(6,852)	(7,540)	(5,594)
Financial income (expense):
Interest income (expense), net	(1,227)	(1,240)	(1,278)	(1,631)	(1,976)	(2,214)	(2,293)	(3,110)
Other financial expense	—	—	—	(400)	—	—	—	—
Convertible debt amendments	—	—	(685)	420	—	—	—	—
Foreign exchange gain (loss)	(212)	188	58	332	322	(303)	874	(822)
Profit (Loss) before income taxes	(8,730)	(8,016)	(9,834)	(10,613)	(9,626)	(9,369)	(8,959)	(9,526)
Income tax expense (benefit)	19	74	78	(1,139)	(17)	(213)	(179)	(374)
Profit (Loss)	$(8,749)	$(8,090)	$(9,912)	$(9,474)	$(9,609)	$(9,156)	$(8,780)	$(9,152)

(1)	Includes share-based compensation as follows:

	Three months ended
	March 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019
	(in thousands) (unaudited)
Cost of revenue	$3	$3	$2	$—	$2	$3	$2	$3
Operating expenses	529	523	444	308	486	426	360	515
Share-based compensation	$532	$526	$446	$308	$488	$429	$362	$518

The following table sets forth a summary of our quarterly statement of operations as a percentage of total revenue:

	Three months ended
	March 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019
	(% of revenue) (unaudited)
Revenue:
Product revenue	68	78	73	63	64	86	82	55
Other revenue	32	22	27	37	36	14	18	45
Total revenue	100	100	100	100	100	100	100	100
Cost of revenue:
Cost of product revenue	52	56	59	48	55	56	57	49
Cost of other revenue	6	5	6	8	9	6	5	4
Total cost of revenue	58	61	65	57	64	62	62	53
Gross profit	42	39	35	43	36	38	38	47
Operating expenses:
Research and development	67	57	66	107	95	73	85	62
Sales and marketing	22	20	22	36	34	26	25	20
General and administrative	18	18	24	54	30	26	30	26
Total operating expenses	107	94	112	197	159	125	141	108
Operating income (loss)	(65)	(55)	(77)	(154)	(123)	(87)	(103)	(61)
Financial income (expense):
Interest income (expense), net	(11)	(10)	(12)	(27)	(31)	(28)	(31)	(34)
Other financial expense	—	—	—	(7)	—	—	—	—
Convertible debit amendments	—	—	(7)	7	—	—	—	—
Foreign exchange gain (loss)	(2)	1	1	5	5	(4)	12	(9)
Profit (Loss) before income taxes	(78)	(64)	(95)	(176)	(149)	(119)	(122)	(104)
Income tax expense (benefit)	—	—	1	(19)	—	(3)	(2)	(4)
Profit (Loss)	(78)	(64)	(96)	(156)	(149)	(116)	(120)	(100)

Product revenues in the second half of 2018 and early 2019 reflects the weakness in our broadband business. This weakness primarily related to lower sales in emerging markets in 2018 stemming from our decision in earlier years to focus our product development efforts on the IoT business rather than on a second-generation Cat 6 product offer. These quarterly decreases were partially offset by strong growth of the IoT business with revenue from Cat 1 chipset sales and the ramp up of the Cat M products during the first half of 2018. Cat M revenue stalled during the second half of 2018 and into 2019 because of delays in the market. The broadband business began recovering in the second half of 2019, but this was offset by Cat 1 channel inventory issues, which reduced revenues in the third and fourth quarters of 2019. We continue to experience volatility in quarterly revenue as many of the new design wins either ramp with some delay versus expectations, or do not ramp smoothly over time. Other revenue has an inherent fluctuation due to the timing of the execution of software licenses and development services. Other revenue in first quarter of 2018 and in the fourth quarter of 2019 was unusually high due to a number of new development services starting and more license revenue.
Cost of product revenue in general increased and decreased, consistent with the increases and decreases in product revenue quarter to quarter. Cost of other revenue decreased in 2019 compared to 2018; direct costs incurred by the Company and related to development service agreements negotiated with customers and partners to develop services are recorded in cost of other revenue.
Gross margin remained below 45% in 2018 and below 40% in 2019 (except in the last quarter of 2019) as we continued to generate a significant portion of our revenues from our LTE modules with lower margins than our chip solutions.
Research and development expenses were impacted in each quarter of 2019 by the favorable foreign exchange rate between euros and US dollar compared to the rate in 2018.
Quarterly sales and marketing expense decreased in 2019 compared to 2018, reflecting headcount expenses in euros impacted by a favorable foreign exchange rate between euros and US dollars in 2019 compared to the rate in 2018 and lower expenses in trade shows.
General and administrative expense increase slightly over time. Fourth quarter of 2018 increased significantly, due to bad debt expense and accrual of the expected costs to be incurred related to the ongoing securities class action lawsuit.
Interest expense increased quarter to quarter due to a full year of interest of venture debt issued in October 2018, to additional convertible debts issued in May and August 2019 and to interests related to an up-front payment received in October 2019. Interest income was insignificant. Foreign exchange gains and losses resulted primarily from the change in the U.S. dollar to euro exchange rate and remeasurement of euro-based assets and liabilities at settlement or balance sheet date.
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
Sources of Liquidity
Our cash and cash equivalents and short-term investments were $14.1 million at December 31, 2019. The Company’s internal cash forecast which is built from sales forecasts by products and by customer, assumes a stable operating cost structure, assumes ongoing and new government funding of research programs and assumes new funding activities. The forecasted cash flow does not take into consideration any repayment of advance payments that could be required upon termination of a license and development services contract if certain key milestones (including financing requirements) are not delivered or met by September 30, 2020. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, from debt financing, or a combination of the above.  However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. Furthermore, the effects of COVID-19 coronavirus pandemic might have a negative impact on the production of the Company's products in affected regions or on the demand for the Company's products by customers whose supply chain or end demand are negatively affected by COVID-19, and as a result could affect the Company’s financial condition. The effects of COVID-19 may also have a prolonged negative impact on the capital markets globally which could in turn negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond.
While the Company has taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.
Since inception, we have financed our operations primarily through proceeds from the issues of our shares, convertible notes and venture debt, which totaled $73.1 million from 2004 to the end of 2010; from the $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011 and from $96.4 million in net proceeds from our follow-on public offerings in 2013, 2016, 2017 and 2018.
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 80-90% of the face value of accounts receivable from qualifying customers. The Company transfers to the finance company all invoices issued to qualifying customers and the customers are instructed to settle the invoices directly with the finance company. At December 31, 2019, $4.1 million had been drawn on the line of credit and recorded as a current borrowing.
In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. The total funding was €7.0 million ($9.0 million), a portion in the form of a grant (€3.0 million or $3.8 million) and a portion in the form of a loan (€4.0 million or $5.2 million). The funding was paid in installments after milestones defined in the contract, the last of which was received in 2019.  The advance will be repaid from March 31, 2019 to September 30, 2022 of which €150,000 ($168,000) in principal and interests was paid in 2019, and bears interests at a 1.53% fixed contractual rate.
In April 2015, we completed the sale of a $12 million convertible note to Nokomis Capital, L.L.C. (Nokomis) in a private placement transaction. The convertible note matures in April 2021 (after the amendments signed in October 2017 and September 2018 to extend the term) and bears interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. After amendment in September 2018, the note is convertible, at the holder’s option, a conversion rate of 588.2353 of our ordinary shares for each $1,000 principal amount of the note, subject to certain adjustments, which equates to a conversion price of $6.80 per ADS. In addition, we issued warrants to purchase 450,000 ADSs to the holder of this note in connection with the September 2018 amendment with an exercise price of $6.80 per ADS.
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
In January 2016, Bpifrance provided a funding to the Company for a new long-term research project, estimated to be completed over a 27-month period. The total of the funding amounts to €2.1 million ($2,3 million) comprising a portion in the form of a grant (€60.7 million or $0.7 million) and a portion in the form of a forgivable loan (€1.4 million or $1,6 million). The funding was paid in four installments, with the last being received in 2020. The forgivable loan advance will be repaid, except if the project is a commercial failure, from July 1, 2020 to July 1, 2024 and bears interests at a 1.17% fixed contractual rate.
On April 27, 2016, we raised net proceeds of $7.0 million from the sale of convertible notes to Nokomis and another institutional investor in a private placement transaction. The convertible notes mature in April 2021 (after the amendment signed in February 2020 to extend the term by one year) and bear interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. Following the 2020 amendment, the notes are convertible, at the holder’s option, into the Company’s ADSs at $4.90 per ADS. On October 30, 2018 and in connection with entering into the bond issuance agreement, the Company retired convertible notes issued on April 27, 2016 and due on April 27, 2020, with a principal amount of $1 million, by paying the principal and accrued interest due as of October 30, 2018 to the other institutional investor noteholder. Nokomis remains the sole holder of the notes issued in 2016.
On September 27, 2018, the Company sold a convertible note in the principal amount of $4.5 million to Nokomis in a private placement transaction. The convertible note has the same terms as the convertible note issued in 2015, after amendments: matures in April 2021, bears interest at a rate of 7% per year, paid in kind annually, and is convertible, at the holder’s option, into the Company’s ADSs at a conversion rate of $6.80 per ADS.
On October 26, 2018, the Company entered into a bond issuance agreement with Harbert European Specialty Lending Company II S.a.r.l (the “Harbert”) whereby Harbert agreed to loan to the Company €12 million ($13.8 million), at a stated rate of interest of 9%, to be repaid monthly over 42 months (the “Bond”). The Bond is secured by various assets of the Company, including intellectual property, and is senior to all the convertible notes. Also, on October 26, 2018, the Company issued to Harbert, for a total subscription price of $1.00, warrants to acquire 204,179 ADSs at an exercise price of $5.36 per ADS. Such warrants are exercisable at any time and expire October 26, 2028.
On February 18, 2019, a new strategic investor subscribed for warrants for a total subscription price of approximately $8.4 million in support of accelerating Sequans’ 5G product roadmap. Upon the closing of this transaction, the Company issued to the investor warrants to purchase 2,348,247 ADSs. The warrants are exercisable upon 61 days’ notice to Sequans at an exercise price of €0.02 per share (€0.08 per ADS). The warrants expire 15 years from the issuance date.
On May 7, 2019, the Company entered into a convertible note agreement with Nokomis in the principal amount of $3.0 million. The convertible note matures in April 2021, bears interest at a rate of 7% per year, paid in kind annually on May 7th and is convertible, at the holder’s option, into the company’s ADSs at a conversion rate of $4.84 per ADS.
On August 16, 2019, the Company entered into a convertible note agreement with Nokomis in the principal amount of 5.0 million. The convertible note matures in August 2022, bears interest at a rate of 7% per year, paid in kind annually on August 16th and is convertible, at the holder’s option, into the company’s ADSs at a conversion rate of $4.12 per ADS.
Effective February 11, 2020, the Company amended the terms of the convertible note issued April 27, 2016 to Nokomis, to extend the maturity of the note to April 14, 2021. In addition, the conversion price was reduced from $2.25 to $1.225 per Ordinary Share, or from $9.00 to $4.90 per ADS.
In March 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 note which has two options to extend. Each option will give the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) will stay at 7% but the holder will be granted a warrant for 10% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK will be adjusted to 9.5%, the previous warrants granted on the first option exercise will be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK will be adjusted to 13.5%, and the holder will be granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. If at any time, the holder converts a note prior to the date of April 2022, it will receive an extra year’s worth of PIK so as to incentivize early conversion. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Net cash from (used in) operating activities	$(28,626)	$(22,838)	$5,093
Net cash used in investing activities	$(6,477)	$(8,766)	$(9,101)
Net cash from financing activities	$17,838	$40,744	$6,019
Net increase (decrease) in cash and cash equivalents	$(17,265)	$9,140	$2,011
Cash Flows from Operating Activities
Net cash from operating activities during 2019 was $5.1 million, reflecting a net loss (before income tax) of $37.4 million, increases in contract liabilities of $15.0 million and decreases in trade and other receivables of $6.5 million, in inventories of $1.6 million, in research tax credit receivable of $0.6 million and in trade payables and other liabilities of $0.7 million. These and other smaller working capital adjustments were a net $0.3 million cash from operating activities. In addition, there were several non-cash charges, including depreciation and amortization of $8.4 million, interest expense of $9.6 million and share-based compensation expense of $1.8 million during the period.
Net cash used in operating activities during 2018 was $22.8 million, reflecting a net loss (before income tax) of $37.2 million, increases in inventories of $0.9 million and decreases in trade and other receivables of $4.0 million, in research tax credit receivable of $0.6 million, in trade payables and other liabilities of $3.9 million and in government grant advances and contract liabilities of $0.3 million. These and other smaller working capital adjustments were a net $0.1 million use of cash. In addition, there were several non-cash charges, including depreciation and amortization of $6.2 million, non-cash interest expense of $5.4 million and share-based compensation expense of $1.8 million during the period.
Net cash used in operating activities during 2017 was $28.6 million, reflecting a net loss (before income tax) of $25.9 million, increases in trade and other receivables of $7.3 million and in research tax credit receivable of $1.1 million, and decreases in inventories of $1.3 million, in trade payables and other liabilities of $5.9 million, in government grant advances and contract liabilities of $2.5 million. These and other smaller working capital adjustments were a net $15.6 million use of cash. In addition, there were several non-cash charges, including depreciation and amortization of $5.6 million, non-cash interest expense of $4.6 million and share-based compensation expense of $1.6 million during the period.
Cash Used in Investing Activities
Cash used in investing activities during 2019, 2018 and 2017, consisted primarily of purchases of property and equipment and intangible assets of $3.5 million, $5.4 million and $4.2 million, respectively, and of capitalized development expenditures of $5.6 million, $3.8 million and $2.2 million, respectively.
Cash Flows from Financing Activities
Net cash provided by financing activities was $6.0 million in 2019, reflecting $8.3 million in net proceeds from issuing of warrants, $8.0 million from net proceeds from the issuance of convertible debt and $1.1 million proceeds from research project financing, offset by a $6.2 million net repayment on the factoring line of credit, $0.8 million repayment of the venture debt, $0.4 million repayment of government loan, $1.3 million payment of lease liabilities, $0.2 million repayment of research project financing and $2.4 million payment of interest.
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
Operating and Investing Requirements
We expect our operating expenses to be stable or slightly higher in each quarter of 2020 compared to the average quarterly rate of 2019 as we complete development of our second generation Monarch Cat M/NB chipsets and ramp up development of our new 5G chipset targeting Broadband and Critical IoT applications. We expect that investments in tangible and intangible assets are likely to increase slightly due to the timing and nature of product development activity expected in 2020. In addition, we will incur expense to meet our commitments to our customers under various purchase orders and contracts. The Company will be required to obtain significant additional financing to meet these cash flow needs.
The Company’s internal cash forecast which is built from sales forecasts by products and by customer, assumes a stable operating cost structure, assumes ongoing and new government funding of research programs and assumes new funding activities. The forecasted cash flow does not take into consideration any repayment of advance payments that could be required upon termination of a license and development services contract if certain key milestones (including financing requirements) are not delivered or met. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, from debt financing, or a combination of the above.  However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. Furthermore, the effects of COVID-19 coronavirus pandemic might have a negative impact on the production of the Company's products in affected regions or on the demand for the Company's products by customers whose supply chain or end demand are negatively affected by COVID-19, and as a result could affect the Company’s financial condition. The effects of COVID-19 have also had and may continue to have a prolonged negative impact on the capital markets globally which could in turn negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond. While the Company has taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.

If our available cash balances are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or more convertible debt securities or enter into a credit facility, which may contain restrictive covenants. The sale of equity and convertible debt securities may result in dilution to our shareholders and those securities may have rights senior to those of the ADSs. If we raise additional funds through the issue of convertible debt securities, these securities could contain covenants that would restrict our operations.
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
Our short and long-term capital requirements will depend on many factors, including the following:

•	our ability to generate cash from operations or to minimize the cash used in operations;

•	our ability to control our costs;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, or participating in litigation-related activities;

•	the impact of the COVID-19 coronavirus on our business; and

•	the acquisition of businesses, products and technologies.
From time to time, we have entered into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. (See Note 20.2 for more information on our hedging arrangements.)

C.	Research and Development, Patents and Licenses, etc.
We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 199 employees and consultants, at December 31, 2019, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal wireless domains, including 2G, 3G, 4G LTE, 5G and other wireless communication technologies such as Wi-Fi. Nearly 80% of our employee engineers have more than 10 years of experience in their specific domain, and 93% of our engineers hold masters degrees.
The ability to successfully integrate and mass-produce digital and/or RF functionality in advanced process technology with acceptable yields is a significant industry challenge. Due to the robustness of our silicon design and verification methodologies, we have demonstrated competency in repeatedly achieving production-capable products with the first version of our chip designs, reducing time to market and avoiding costs associated with additional design revisions. Our products in mass production use 65nm and 40nm silicon geometries (RF and baseband) and we are designing with denser process geometries for our future 5G products.
We design our products with careful attention to quality, flexibility, cost-and power-efficiency requirements. Our 4G modem architecture, which has been refined through multiple generations of integrated circuit designs, is designed to optimize hardware and software partitioning to provide more flexibility and better cost without compromising performance. As a result, we achieve equivalent or higher throughput and lower power consumption in a smaller die size than other single-mode 4G chip competitors.
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
Our research and development expense was $25.2 million for 2017, $27.9 million for 2018 and $23.8 million for 2019.

D.	Trend Information
Other than these items, or as disclosed elsewhere in this annual report, including in “Item 5. A. Operating Results” and in "Item 3. D. Risk Factors", we are not aware of any trends, uncertainties, demands, commitments or events that are reasonable likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements
Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

F.	Contractual Obligations
The following table summarizes our outstanding contractual obligations, including interest to be paid as applicable at December 31, 2019 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Liabilities:
Research project financing	6,032	739	4,853	440	—
Government loans	1,173	478	695	—	—
Convertible debt	40,779	7,863	32,916		—
Venture debt	14,435	6,042	6,042	2,351
Lease contracts	6,204	1,147	832	2,918	1,307
Trade payables	10,307	9,057	1,000	250	—
Interest-bearing receivables financing	4,068	4,068	—	—	—
Other current liabilities	4,540	4,540	—	—	—
Total	$87,538	$33,934	$46,338	$5,959	$1,307
Off-balance sheet commitments:
Engineering team acquired (See note 23)	1,580	150	—	1,430	—
Inventory component and equipment purchase commitments	3,465	3,465	—	—	—
Total	$5,045	$3,615	$—	$1,430	$—

Outstanding contractual obligations presented do not include any potential amount that may be required to be repaid under the license and services agreement signed in October 2019 described in note 18 to the Consolidated Financial Statements.
Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
Executive Officers and Directors
The following table sets forth information about our executive officers and directors as the date of this annual report.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	58	Chairman of the Board and Chief Executive Officer
Deborah Choate	56	Chief Financial Officer
Bertrand Debray	55	Chief Operating Officer
Didier Dutronc	60	Chief Marketing Officer
Nikhil Taluja	48	Vice President Worldwide Sales
Directors
Wesley Cummins	42	Director
Mailys Ferrere	57	Director
Yves Maitre	57	Director
Richard Nottenburg	66	Director
Hubert de Pesquidoux	54	Director
Dominique Pitteloud	58	Director
Alok Sharma	55	Director
Zvi Slonimsky	70	Director
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
Deborah Choate has served as our chief financial officer since July 2007. Prior to joining Sequans, she was chief financial officer at Esmertec AG from September 2005 to June 2007 and at Wavecom SA, from August 1998 to August 2004, and vice president of finance at Platinum Equity from October 2004 to September 2005. Earlier in her career, she was an audit partner with Ernst & Young. Ms. Choate has over 35 years of experience in management, finance and accounting, including over 20 years working with technology companies, in particular communications hardware, software and services. Ms. Choate holds a BS in business administration from the University of California at Berkeley.
Bertrand Debray has served as our chief operating officer since July 2013 and prior to that as vice president, engineering since the company was founded in 2003. Before joining Sequans, Mr. Debray was director of hardware and ASIC development in the cable product division at Juniper Networks. He joined Juniper Networks after the company acquired Pacific Broadband Communications, where he played the same role and was significantly involved in developing the cable product and team. Mr. Debray has held technical and management positions at Alcatel. He has over 20 years’ experience in large project development covering all access technologies, including wireless, satellite and cable. Mr. Debray holds a MSE from Ecole Nationale Supérieure des Télécommunications, Paris.
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
Directors
Wesley Cummins has served as a director since June 2018. Mr. Cummins is currently the founder and head of 272 Capital, a hedge fund. Mr. Cummins was an analyst with Nokomis Capital, LLC, an investment advisory firm and major shareholder of the Company, from 2013 to February 2020. Previously, Mr Cummins was an analyst for Harvey Partners from March 2011 to September 2012. Prior to that, he was employed by B. Riley & Co., an investment banking firm, where he served in positions of increasing responsibility, beginning first as an equity research analyst in 2002, then a director of research, capital markets director, and finally as president of B. Riley until his departure in 2011. Mr. Cummins is also a board member of Telenav, Inc., a connected car company, and Vishay Precision Group, a measurement solutions company. Mr. Cummins holds a BS in finance and accounting from Washington University (St. Louis).
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
Yves Maitre has served as a director since June 2014. Mr. Maitre is currently Chief Executive Officer of HTC Corporation. Until September 2019, Mr. Maitre served as Executive VP for Connected Objects and Partnerships at Orange Corporate where he was responsible for managing Orange’s relationships with global device makers as well as partnering with ecosystem players from chipset upwards to internet companies. Prior to joining Orange, Mr. Maitre spent six years working for the consumer electronics company Thomson. He was President of Key MRO America, a subsidiary of Thomson United States and whilst living in Singapore he worked for Thomson Asia as Director of Manufacturing Supply Chain and Product Management. Before Thomson, Mr. Maitre spent five years as the COO of Quante-Pouyet, a subsidiary of 3M, making connectors for the telecoms business. He is also a board member of Orange China and several midsize / start-up companies. Mr. Maitre is an Engineering graduate in Nuclear Physics from Polytech Grenoble (France).
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
Hubert de Pesquidoux has served as a director since March 2011. Mr. de Pesquidoux is an Executive Partner at Siris Capital, a private equity firm focused on making control investments in data/telecom, technology and technology-enabled business service companies in North America. From 1991 until December 2009, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and as President of the Enterprise business from November 2006 until December 2008. Mr. de Pesquidoux was also previously a member of the Alcatel Executive Committee and held various executive positions including President and Chief Executive Officer of Alcatel North America, Chief Executive Officer of Alcatel Canada (formerly NewbridgeNetworks) and Chief Financial Officer of Alcatel USA. Mr. de Pesquidoux also served as the Chairman of the Board of Tekelec and currently serves as a director and audit committee chair of Criteo S.A., as executive chairman of Premiere Global Services, Inc. and Mavenir Systems, Inc.  Mr. de Pesquidoux holds a Master in Law from University of Nancy II, a Master in Economics and Finance from Institut d’Etudes Politiques de Paris, a DESS in International Affairs from University of Paris Dauphine and was a laureate in the “Concours Général de Droit”.

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
Mr. Karam has agreed to support the designation of a director by Bpifrance to serve on our Board as long as Bpifrance owns at least 5% of our outstanding shares or voting rights.  Ms. Ferrere is Bpifrance’s designated representative.  In addition, the Company entered into a Board Observer Agreement in October 2017 that grants Nokomis the right to have a board observer attend meetings as long as they own at least 10% of the outstanding ADSs, including any ADSs issuable upon convertible notes and warrants but excluding any blocker provision in the notes, and pursuant to which the Company agreed to recommend to shareholders that they appoint a Nokomis representative to the Board in 2018.  Mr. Cummins was elected to the Board pursuant to that agreement.

B.	Compensation
Compensation of Executive Officers and Directors
The aggregate compensation paid and benefits in kind granted by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2019 was $3.5 million. For the year ended December 31, 2019, we estimate that approximately $18,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Our non-employee directors, and directors who are permitted to receive remuneration by their employers, are entitled to the following annual compensation:

Attendance fees	$20,000
Attendance fees for lead independent director	$20,000
Attendance fees for board committee chairperson
Audit committee	$12,000
Compensation committee	$9,000
Nominating and corporate governance committee	$5,000
Attendance fees for board committee members
Audit committee	$6,000
Compensation committee	$4,500
Nominating and corporate governance committee	$2,500
In addition, our non-employee directors and directors who are so permitted by their employers, are also entitled to the following equity awards:

Annual award for continuing board members(1)(2)	Warrants to purchase 9,000 ADSs

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
Equity Plans
Beginning in 2004, we have issued to our employees and certain consultants stock options, founders' warrants and warrants to purchase our ordinary shares, and restricted share awards. Due to French corporate law and tax considerations, we have issued such equity awards under four types of equity plans, collectively referred to in this discussion as our equity plans. Our equity plans provide for the issue of restricted free shares or stock options to employees pursuant to our Stock Option and Restricted Share Award Plans; warrants to our business partners, including certain consultants and advisors, who have long-term relationships with us and advise us on a regular basis, pursuant to our BSA Subscription Plans; and prior to our initial public offering in the United States in April 2011, founders' warrants to employees in France until the time of our initial public offering, pursuant to our BCE Subscription Plans. Founders' warrants are a specific type of option available to qualifying young companies in France and have a more favorable tax treatment for both the employee and the employer compared to stock options, but otherwise function in the same manner as stock options, in particular in terms of vesting. Following completion of our initial public offering in the Unites States in April 2011, we no longer issue founders' warrants.
Under French law, the creation of each of these equity plans and the issuance of the underlying shares must be approved at the shareholders’ general meeting. The shareholders may delegate to our board of directors the authority to finalize the form of the plans and to grant the securities within a period that cannot exceed 18 months for restricted share awards, founders' warrants and warrants, and 38 months for stock options. The shareholders have nevertheless historically delegated the authority to our board to grant these securities within a period that cannot exceed 12 months. Once approved by the shareholders’ general meeting, these equity plans cannot be extended either in duration or in size. We have therefore implemented new equity plans each year and expect to continue to do so.

From 2004 through March 20, 2020, our shareholders have approved and authorized the issuance of an aggregate of 21,757,500 shares (5,439,375 ADSs) under our equity plans. At March 20, 2020, there were outstanding stock options, founders' warrants and warrants to purchase a total of 1,431,902 of our ADSs issued under our equity plans at a weighted average exercise price of $11.71, of which 834,550 were held by our directors and executive officers at a weighted average exercise price of $12.74 per ADS. Of these outstanding stock options, founders' warrants and warrants, at March 20, 2020, options and warrants to purchase 1,296,559 ADSs were vested and exercisable, of which 715,196 were held by our directors and executive officers. At March 20, 2020, there were unvested restricted share awards outstanding representing 1,647,021 ADSs, of which 635,888 were held by our directors and executive officers. As of March 20, 2020, 77,686 restricted shares (38,750 held by our directors and executive officers) had vested but were not yet freely transferable under the restrictions of the plans.
The stock options, founders' warrants and warrants granted under each of our equity plans were granted on substantially the same terms. In general, vesting of the stock options and founders' warrants occurs over four years, with 25% vesting after an initial 12 months and the remaining 75% vesting monthly over the remaining 36 months or twelve quarters, or may be immediate when linked to employee performance. Restricted shares also generally vest over four years with either 25% vesting after an initial 12 months or 50% vesting after the initial 24 months, and the remainder vesting over the remaining 12 or 8 quarters, respectively. In 2017 only, we added a restricted share plan with vesting based on company financial performance over two years. In addition, restricted shares cannot be sold during the first 24 months after the grant date. In general, vesting of other warrants may be either on a monthly basis over a two-year or three-year period, or may be immediate, depending on the nature of the service contract with the consultant or adviser. The stock options, founders' warrants and warrants generally expire ten years after the date of grant if not exercised earlier. In general, when a stock option, restricted share or founders warrant holder’s employment service with us, or a warrant holder’s service with us, terminates for any reason, his or her stock options or restricted shares or founders' warrants or warrants, as the case may be, will no longer continue to vest following termination. The holder may exercise any vested stock options or founders' warrants or warrants for a period of 30-90 days. In the event of death, the holder’s heirs or beneficiaries shall have a period of six months to exercise such founders' warrants, stock options or warrants. In the event that a third party acquires a 100% interest in us, an employee holder of stock options, restricted shares and founders' warrants, who is subsequently dismissed has the right to exercise all of his or her options or warrants within 30 days, notwithstanding the current vesting schedule, and all unvested restricted shares shall vest immediately, conditional upon such dismissal being at least one year from grant date and subject to the same requirement to hold the restricted shares until two years from the grant date. In the event of a change of control, as defined in the warrant equity plans subject to vesting, warrants that are not yet exercisable will become exercisable for 30 days following the effective date of the change of control.
Since our public listing in April 2011, the exercise price of the stock options or warrants is set at the fair market value of the shares on the date of grant as determined by our board of directors, typically the closing price of the ADSs on the grant date. Prior to the public listing, the exercise price of the stock options, founders' warrants and warrants was equal to the estimated fair value of the shares on the date of grant, based on our valuation, as negotiated with new investors, at the time of the last round of financing prior to the grant or based upon independent valuation analyses.
In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares and exercise prices under outstanding stock options, founders' warrants and warrants.
The following table provides information regarding the options to purchase our ordinary shares and restricted shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or ADS or have options to purchase more than one percent of our ordinary shares or ADS as of March 20, 2020:

	Restricted Shares (1)			Options
Name (Title)	Number Unvested	Number Vested, Trading Restricted	Grant Date Fair Value	Number	Exercise Price	Expiration Date
Dr. Georges Karam, Chairman and Chief Executive Officer	56,254	—	$1.73	500,000	€6.26 ($6.89)	Mar. 8, 2021
	56,253	—	$3.67	50,000	$2.04	Dec. 13, 2022
	175,003	—	$1.73	150,000	$1.90	Dec. 12, 2023
	343,750	156,250	$0.95	170,000	$1.58	July 22, 2024
	800,000		$0.73	130,000	$1.25	Dec. 11, 2024
				98,000	$1.94	Apr. 21, 2025
				170,000	$1.55	July 20, 2025
				100,000	$1.97	Dec. 14, 2025
Bertrand Debray, Chief Operating Officer	5,361	—	$1.73	150,000	€6.26 ($6.89)	Mar. 8, 2021
	13,131	—	$1.78	24,000	$2.04	Dec. 13, 2022
	55,000	5,000	$0.95	24,000	$1.90	Dec. 12, 2023
	8,500		$1.15	50,000	$1.58	July 22, 2024
	240,000		$0.73	28,000	$1.25	Dec. 11, 2024
				50,000	$1.55	July 20, 2025
				24,000	$1.97	Dec. 14, 2025
(1) The restricted shares also vest over four years with 25% vesting after an initial 12 months and the remainder vesting over the remaining 36 months. The restricted shares cannot be sold during the first 24 months after the grant date.

All ADS and per ADS amounts reflect the current ADS to ordinary share ratio of one ADS representing four ordinary shares.

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
Our board of directors currently consists of nine directors, which is the maximum permitted under our by-laws. Pursuant to the terms of senior debt issued to Harbert European Special Lending Company II S.a.r.l. ("Harbert"), the Board approved on October 23, 2018, the nomination of an observer to the Board representing Harbert. Our board of directors has determined that each of Messrs. Cummins, Maitre, Nottenburg, de Pesquidoux, Pitteloud, Sharma and Slonimsky and Ms. Ferrere qualify as independent under the applicable rules and regulations of the SEC and the NYSE.

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

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2021
Wesley Cummins	Director	2018	2021
Mailys Ferrere	Director	2017	2020
Yves Maitre	Director	2014	2020
Richard Nottenburg	Director	2016	2022
Hubert de Pesquidoux	Director	2011	2020
Dominique Pitteloud	Director	2005	2022
Alok Sharma	Director	2011	2022
Zvi Slonimsky	Director	2006	2021
Mailys Ferrere	Director	2017	2020
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
French law requires that companies having at least 50 employees for a period of 12 consecutive months have a Comité Sociale et Economique, or Workers’ Council, composed of representatives elected from among the personnel. Our Workers’ Council was formed in 2007. Two of these representatives are entitled to attend all meetings of the board of directors and the shareholders, but they do not have any voting rights.
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
At December 31, 2019, we had 208 full-time employees, of whom 136 were located in France, 19 were in the United Kingdom, 16 were in the United States, 9 were in Singapore, 8 were in Israel, 8 were in China, 5 were in Taiwan, 4 were in Sweden, and there was one employee in each of South Korea, Ukraine and Hong Kong. Management considers labor relations to be good. We also have independent contractors and consultants. At December 31, 2019, we had 30 dedicated engineers from Global Logic in Ukraine for software development and testing, we had 21 dedicated engineers for 5G development in Israel in the process of having their employment contracts transferred to the Company and also had 13 independent contractors in both research and development and sales and marketing in France, Finland, the United Kingdom, the United States and Japan.
At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2017	2018	2019
Department:
Research and development	185	176	159
Sales and marketing	26	24	23
General and administration	19	21	19
Operations	8	6	7
Total	238	227	208
Geography:
Europe, Middle East, Africa	188	185	168
Asia	31	24	24
Americas	19	18	16
Total	238	227	208

E.	Share Ownership
For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B.—Compensation—Equity Plans” and “Item 7.A—Major Shareholders.
Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of March 20, 2020:

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
For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 95,784,174 ordinary shares (the equivalent of 23,946,044 ADSs) outstanding as of March 20, 2020.
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

	Ordinary Shares Beneficially Owned	ADSs Beneficially Owned
	Number	Number	Percent
5% Shareholders
Bpifrance Participations(1)	12,085,560	3,021,390	12.6%
Nokomis Capital, L.L.C.(2)	9,721,413	2,430,353	10.2%
AWM Investment Co. Inc.(3)	9,596,004	2,399,001	10.0%
Divisar Capital Management LLC(4)	7,715,808	1,928,952	8.1%
North Sound Trading, LP (5)	6,400,000	1,600,000	6.7%
Dr. Georges Karam(6)	4,796,026	1,199,007	4.9%
Executive Officers and Directors
Dr. Georges Karam(6)	4,796,026	1,199,007	4.9%
Deborah Choate(7)	410,500	102,625	*
Wesley Cummins(8)	10,000	2,500	*
Bertrand Debray(9)	1,248,728	312,182	1.3%
Didier Dutronc(10)	228,266	57,067	*
Mailys Ferrere	-	-	-
Yves Maitre(11)	226,360	56,590	*
Richard Nottenburg(12)	670,007	167,502	*
Hubert de Pesquidoux(13)	149,400	37,350	*
Dominique Pitteloud(14)	203,000	50,750	*
Alok Sharma(15)	137,180	34,295	*
Zvi Slonimsky(16)	187,388	46,847	*
Nikhil Taluja(17)	238,019	59,505	*
All executive officers and directors as a group (13 persons)(18)	8,504,874	2,126,219	8.6%
 * Represents beneficial ownership of less than 1%.

(1)
Based on a Schedule 13D/A filed with the SEC on January 18, 2018 and information provided to the Company. Includes 12,085,560 shares (the equivalent of 3,021,390 ADSs) held by Bpifrance Participations S.A., or Bpifrance. Bpifrance is the wholly owned subsidiary of Bpifrance S.A. (formerly BPI-Groupe) (bpifrance), or BPI. Caisse des Dépôts ( formerly Caisse des Dépôts et Consignations), or CDC, and EPIC Bpifrance (formerly   EPIC BPI-Groupe), or EPIC, each hold 50% of the share capital of BPI and jointly control BPI. None of BPI, CDC, or EPIC holds any shares directly. BPI may be deemed to be the beneficial owner of 12,085,560 shares, indirectly through its sole ownership of Bpifrance. CDC and

EPIC may be deemed to be the beneficial owner of 12,085,560 shares, indirectly through their joint ownership and control of BPI. The principal address for Bpifrance, BPI, and EPIC is 6-8 Boulevard Haussmann, 75009 Paris, France.

(2)
Based on a Schedule 13D/A filed with the SEC on November 25, 2019. Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), serves as the investment adviser to the accounts of certain private funds (collectively, the “Nokomis Accounts”) and may direct the vote and dispose of the 9,721,413 ordinary shares (the equivalent of 2,430,353 ADSs) held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire. As the principal of Nokomis Capital, Mr. Brett Hendrickson, the principal of Nokomis Capital, may direct the vote and disposition of the 9,721,413 ordinary shares (the equivalent of 2,430,353 ADSs) held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire from the conversion of convertible notes issued by the Company. The Nokomis Accounts hold an aggregate par value of $35,894,810.12 of the convertible notes, which contain a blocker provision that prohibits the conversion such that holdings would exceed 9.99% beneficial ownership of the number of outstanding ordinary shares of the Company at any time. The address of Nokomis Capital is 2305 Cedar Springs Rd., Suite 420, Dallas, TX 75201.

(3)
Based on a Schedule 13G/A filed with the SEC on February 12, 2020. Includes 9,721,413 ordinary shares (represented by 2,399,001 ADSs) held by AWM Investment Company, Inc., a Delaware corporation (“AWM”), that is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Island limited partnership ("CAYMAN"), Special Situations Fund III QP, L.P., a Delaware limited partnership ("SSFQP") Special Situations Private Equity Fund, L.P., a Delaware limited partnership ("SSPE"), Special Situations Technology Fund, L.P., a Delaware limited partnership ("TECH") and Special Situations Technology Fund II, L.P., a Delaware limited partnership ("TECH II"), (CAYMAN, SSFQP, SSPE, TECH and TECH II, will hereafter be referred to as the “Funds”). As the investment adviser to the Funds, AWM holds sole voting and investment power over 909,780 ordinary shares (227, 445 ADSs) held by CAYMAN, 2,682,508 ordinary shares (670,627 ADSs) held by SSFQP, 953,536 ordinary shares (238,384 ADSs) held by SSPE, 746,544 ordinary shares held (186,636 ADSs) by TECH and 4,303,636 ordinary shares (1,075,909 ADSs) held by TECH II. Austin W. Marxe ("Marxe"), David M. Greenhouse ("Greenhouse") and Adam C. Stettner ("Stettner") are members of: SSCayman, L.L.C., a Delaware limited liability company ("SSCAY"), the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership ("MGP"), the general partner of SSFQP; MG Advisers, L.L.C., a New York limited liability company ("MG"), the general partner of SSPE; and SST Advisers, L.L.C., a Delaware limited liability company ("SSTA"), the general partner of TECH and TECH II. Marxe, Greenhouse and Stettner are also controlling principals of AWM. The principal business address for AWM is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(4)
Based on a Schedule 13G/A filed with the SEC on February 14, 2020. Includes 1,767,858 ADSs (representing 7,071,432 ordinary shares) beneficially owned by Divisar Partners QP, LP. Divisar Capital Management LLC is an investment advisor that is registered under the Investment Advisors Act of 1940. Divisar Capital Management LLC, which serves as the general partner and investment manager to each of Divisar Partners QP, L.P. and Divisar Partners, L.P., (collectively "the Funds"), may be deemed to be the beneficial owner of all shares held by the Funds. Mr. Steven Baughman, as Managing Member of Divisar Capital Management LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that either of the Funds are the beneficial owner of any of the securities reported herein.

(5)
Based on a Schedule 13D filed with the SEC on March 19, 2020. North Sound Trading, LP, a Delaware limited partnership (“NS Trading”), North Sound Management, Inc., a Delaware corporation ("NS Manager") and Brian Miller, a United States citizen ("Mr. Miller" and, together with NS Trading and NS Manager, the "Reporting Persons"). Mr. Miller is the sole shareholder of NS Manager, the general partner of NS Trading. NS Trading was formed in order to engage in the acquiring, holding and disposing of investments in various companies. NS Manager was formed to act as the general partner of NS Trading, to make investments through NS Trading and to fulfill such other purposes as may be determined by NS Manager and Mr. Miller from time to time. Mr. Miller is the sole shareholder of NS Manager. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, NS Manager and Mr. Miller each may be deemed to be a beneficial owner of the ADSs held by NS Trading. The principal business address for each of the Reporting Persons is c/o North Sound Management, Inc., 115 East Putnam Avenue, Greenwich, CT 06830.

(6)	Includes 1,399,244 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 20, 2020.

(7)	Includes 307,700 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 20, 2020.

(8)	Includes 10,000 ordinary shares subject to warrants that are exercisable within 60 days of March 20, 2020.

(9)
Includes 91,200 ordinary shares held by Mr. Debray as custodian for his sons. Includes 358,500 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 20, 2020.

(10)	Includes 91,000ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 20, 2020.

(11)	Includes 85,000 ordinary shares subject to warrants that are exercisable within 60 days of March 20, 2020.

(12)	Includes 70,000 ordinary shares subject to warrants that are exercisable within 60 days of March 20, 2020.

(13)	Includes 107,000 ordinary shares subject to warrants that are exercisable within 60 days of March 20, 2020.

(14)	Includes 107,000 ordinary shares subject to warrants that are exercisable within 60 days of March 20, 2020.

(15)	Includes 107,000 ordinary shares subject to warrants that are exercisable within 60 days of March 20, 2020.

(16)	Includes 107,000 ordinary shares subject to warrants that are exercisable within 60 days of March 20, 2020.

(17)	Includes 170,832 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 20, 2020.

(18)	Includes 2,920,276 ordinary shares subject to options and warrants that are exercisable and restricted shares that vest within 60 days of March 20, 2020.
None of our principal shareholders have voting rights different than our other shareholders.
At March 20, 2020, there were 23,893,242 of our ADSs outstanding, representing 95,572,966 our ordinary shares or 99.7% of our 95,784,174 total outstanding ordinary shares. At such date, there were 248 holders of record registered with the Bank of New York Mellon, depositary of our ADSs.

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
Agreements with Major Shareholders
Bpifrance
In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding remains unchanged and amounts to €6,967,000 ($8,988,000) comprising a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The funding was paid in three installments, the last of which was received in 2019. The forgivable loan advance will be repaid, except if the project is a commercial failure, from March 31, 2019 to September 30, 2022 of which €150,000 ($168,000) in principal and interests was paid in 2019, and bears interest at a 1.53% fixed contractual rate. In the event of commercial success, defined as sales of the product developed under this program in excess of €350 million ($393 million) during a period of three years, then the Company shall pay for three consecutive years after the date of the termination of the reimbursement a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project.
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

In January 2016, Bpifrance provided funding to the Company for a new long-term research project, estimated to be completed in early 2020. The total of the funding amounts to €2,095,000 ($2,288,000) comprising a portion in the form of a grant (€668,000 or $729,000) and a portion in the form of a forgivable loan (€1,427,000 or 1,558,000). The funding was paid in four installments, with the last payment received in February 2020. The forgivable loan advance will be repaid, except if the project is a commercial failure, from July 1, 2020 to July 1, 2024 and bears interests at a 1.17% fixed contractual rate. In the event of commercial success, defined as sales of the product developed under this program in excess of €3 million ($3.3 million), then the Company shall pay for 4 consecutive years after the date of the termination of the refund 13% of the revenues generated by the sales of the products or services (up to a maximum of €600,000, or $674,000, over a period of 10 years).
On January 18, 2018, Bpifrance Participations purchased 781,250 ADSs, each ADS representing four ordinary shares, at a price of $6.40 per ADS in connection with our public offering in which we issued a total of 14,375,000 ordinary shares.
Nokomis Capital, L.L.C.
In April 2015, we completed the sale of a $12 million convertible note to an affiliate of Nokomis Capital, L.L.C. in a private placement transaction. The convertible note is an unsecured obligation of the Company, was to mature in April 2018 and bears interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The note is convertible, at the holder’s option, into the company’s ADSs at a conversion rate of $1.85 per share ($7.40 per ADS). On April 27, 2016, we completed the sale of a $6.0 million convertible note to an affiliate of Nokomis Capital, L.L.C. in a private placement transaction. The convertible note is an unsecured obligation of the Company, was to mature in April 2019 and bear interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the notes. The notes are convertible, at the holder’s option, into the Company’s ADSs at a conversion price of $2.7126 per share ($10.85 per ADS). In 2017, we amended the terms of both notes to extend the maturity dates each by one year and to change the conversion price of the notes issued in 2016 from $10.85 per ADS to $9.00 per ADS. As part of the agreement, a representative of Nokomis Capital, L.L.C. became a board observer in November 2017 and became a board member after approval of shareholders at the June 2018 annual meeting.
On January 18, 2018, Nokomis Capital, L.L.C. purchased 781,250 ADSs, each ADS representing four ordinary shares, at a price of $6.40 per ADS in connection with our public offering in which we issued a total of 3,593,750 ADSs.
On September 27, 2018, the Company amended the terms of the convertible note issued to Nokomis Capital, L.L.C. in 2015 to extend by two years the maturity of the note to April 14, 2021. In addition, the conversion price was reduced from $7.40 per ADS to $6.80 per ADS. Lastly, Nokomis Capital, L.L.C. agreed to subordinate this note to new debt then in negotiation by the Company. Also, on September 27, 2018, the Company amended the terms of the convertible note issued to Nokomis Capital, L.L.C. in 2016 to subordinate the note to the new debt then in negotiation by the Company.
On September 27, 2018, the Company issued and sold a convertible note in the principal amount of $4.5 million to Nokomis Capital, L.L.C. This note shall be convertible into the Company’s ADSs at a conversion price of $6.80 per ADS and otherwise has the same terms as the convertible note issued in April 2015, as amended. It is an unsecured obligation of the Company, will mature on April 14, 2021 and is not redeemable prior to maturity at the option of the Company.
Also, on September 27, 2018, the Company issued to Nokomis Capital, L.L.C., for a total subscription price of $1.00, warrants to acquire 450,000 ADSs at an exercise price of $6.80 per ADS. Such warrants are exercisable at any time and expire April 14, 2024 (after the amendments signed in March 2020).
On October 26, 2018, the Company further amended the convertible notes with Nokomis Capital, L.L.C. issued in 2015, 2016 and 2018 to clarify the terms of the subordination of these convertible notes to the Company’s new bondholder.
On May 7, 2019, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C. in the principal amount of $3.0 million. The convertible note matures in April 2021 and is convertible, at the holder’s option, into the company’s ADSs at a conversion price of $4.84 per ADS.
On August 16, 2019, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C. in the principal amount of 5.0 million. The convertible note matures in August 2022 and is convertible, at the holder’s option, into the company’s ADSs at a conversion price of $4.12 per ADS.
On February 11, 2020, the Company further amended the convertible notes issued in 2016 to extend the due date from April 2020 to April 2021, and to reduce the conversion price from $9.00 per ADS to $4.90 per ADS.

In March 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to allow the Company, at its option, to in the future extend the term of each note separately and in certain circumstances change the conversion price to provide the noteholder with additional payment of interest upon early conversion of the note. In consideration for the agreement to amend the convertible notes, the warrants issued to Nokomis Capital, L.L.C. on September 27, 2018 were amended to extend the term of the warrants to April 14, 2024.
Agreements with Executive Officers and Directors
Employment Agreement
We have entered into a managing director agreement with Georges Karam, our chairman and chief executive officer, which contains provisions regarding salary, severance payment and benefits. If Dr. Karam is terminated without cause, he is entitled to a lump sum severance payment equal to eighteen months of his gross annual base remuneration and 150% of bonus, plus vesting of the ordinary shares that would have been vested during the twelve months following the end of his term. In case the dismissal would occur during the three months before or the twelve months following a change of control, he would be entitled to all the unvested share awards at the date of dismissal. In accordance with French law, our chief executive officer (“directeur général” or “managing director”) cannot be an employee in connection with the performance of his duties in such capacity. The managing director agreement entered into with Dr. Karam does not constitute and does not contain the compulsory provisions under French law to be construed as, an employment agreement. Therefore, Dr. Karam does not benefit from the status of employee nor from any benefit that French laws and regulations grant to employees. The managing director agreement only sets forth the terms and conditions, including compensation, under which Dr. Karam performs his duties as chief executive officer.
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
Legal Proceedings
In August 2017, two securities class action lawsuits were filed, which were consolidated into a single lawsuit in September 2017, alleging violations of the U.S. federal securities laws by us, our President and CEO, and our Chief Financial Officer. The plaintiffs asserted claims primarily based on purported misrepresentations regarding Sequans’ revenue recognition policy in its Annual Reports on Form 20-F for the fiscal years ended 2015 and 2016. In particular, plaintiffs claim that an August 1, 2017 press release, in which we disclosed a $740,000 reduction in previously-recognized revenue, indicated that representations in earlier public disclosures regarding revenue were false or misleading. An amended complaint was filed in April 2018, and the Company and the individual defendants subsequently filed a motion to dismiss. On September 30, 2019, the Court issued a decision dismissing the claims against our CFO, but permitting the claims against the Company and our CEO to proceed. Following a second mediation session in the latter half of March 2020, the parties reached a tentative settlement on March 25, 2020 subject to formal documentation and court approval. If the settlement is not approved, we intend to vigorously defend against this lawsuit. In any case we currently do not expect that the costs of the ultimate resolution will exceed our insurance coverage. However, an unfavorable outcome in any lawsuit or proceeding could have an adverse impact on our business, financial condition and results of operations.
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
No significant changes have occurred since December 31, 2019, except as otherwise disclosed in this annual report.
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
Based on the character of our gross income and the average value of our passive assets relative to the gross value of our assets for the taxable year ended December 31, 2019, we do not believe we were a PFIC for 2019. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2020 or any other future year until after the close of that year. While we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of the ADSs has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether we are a PFIC, there can be no assurance that we will not be a PFIC for any taxable year.
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

Taxation of Dividends
In 2019, dividends paid by a French company to corporate non-French holders were generally subject to a 30% withholding tax. For fiscal years opened as from January 1, 2020, the withholding tax rate is equal to the standard corporate income tax rate (i.e., 28% in 2020, 26.5% in 2021 and 25% as from 2022). Such withholding tax rates can be increased to 75% if the dividend is paid towards Non-cooperative States or territories (as mentioned above) irrespective of the tax residence of the beneficiary of the dividends. Such withholding tax rates may, however, be reduced or eliminated by application of a tax treaty with France.
Since January 1, 2018, dividends paid by a French company to individual non-French holders are generally subject to a 12.8% withholding tax. Such withholding tax rate can be increased to 75% if the dividend is paid towards Non-cooperative States or territories (as mentioned above) irrespective of the tax residence of the beneficiary of the dividends. Such withholding tax rates may, however, be reduced or eliminated by application of a tax treaty with France.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We had cash and cash equivalents and short-term investments totaling $2.9 million, $12.1 million and $14.1 million, at December 31, 2017, 2018 and 2019, respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. Short-term investments are investments in deposits or money market funds with terms greater than 90 days but less than one year. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2019 would not have a material effect on interest income.
Foreign Currency Risk
We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan, the Swedish krona and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, based on the weighted average rate of exchange in our financial statements for the year ending December 31, 2019, we estimate the impact, in absolute terms, on operating expenses and on financial liabilities for 2019, would have been $3.8 million.

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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2019, have concluded that, as of such date, as a result of the material weakness related to controls over the accounting and presentation of complex, non-routine and certain other transactions detailed below, our disclosure controls and procedures were not effective at a reasonable level of assurance and accordingly, are not effective in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and that such information is accurately recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
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
Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework).
Based on the assessment performed by our management, as of December 31, 2019, we identified a material weakness in our internal control over financial reporting.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness in internal control over financial reporting that our management identified relates to our management’s review controls and other controls over the accounting and presentation of complex, non-routine and certain other transactions that were not adequately designed and operated.
In 2019 we determined that management’s review controls and other controls over the accounting and presentation of certain transactions were not adequately designed and operated. These included certain complex revenue arrangements entered into in 2019 and certain revenue transactions including the related variable consideration in certain instances that were not recorded in the proper period for annual or interim financial information purposes. Specifically, our management identified that our controls lacked sufficient specificity, including proper evaluation of all relevant accounting standards for these transactions.
Based on the aforementioned material weakness, our management concluded that the Company’s system of internal control over financial reporting was not effective as of December 31, 2019.
The Company’s independent registered public accounting firm, Ernst & Young Audit, has issued an audit report on the Company’s internal control over financial reporting, which expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2019.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sequans Communications S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Sequans Communications S.A.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Sequans Communications S.A. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: Management has identified a material weakness in controls related to the Company’s accounting for certain complex revenue arrangements entered into in 2019 and certain revenue transactions including the related variable consideration in certain instances that were not recorded in the proper period for annual or interim financial information purposes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017, 2018 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2019, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report dated March, 30, 2020, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Annual Report on Internal Control Over Financial Reporting.

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
March 30, 2020

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

Item 16C. Principal Accountant Fees and Services
Ernst & Young Audit has served as our independent registered public accounting firm for 2018 and 2019. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2018	2019
	(euros in thousands)
Audit Fees	€484	€485
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	€484	€485
“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents, provision of comfort letters, and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. There were no “Tax Fees” or “Other Fees” billed or paid during 2018 or 2019.
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

Item 16H. Mine Safety Disclosure
Not applicable.

PART III
Item 17. Financial Statements
See pages F-1 through F-53 of this annual report.
Item 18. Financial Statements
Not applicable.
Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	By-laws (statuts) of Sequans Communications S.A. effective December 17, 2019 (English translation)
2.2
Form of Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.2 to Registration No. 333-173001, filed with the SEC on May 2, 2018)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2)
4.1(a)	Stock Option Subscription Plans—2010-1, 2010-2, 2010-1-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.1 to Registration No. 333-173001, filed with the SEC on March 22, 2011)
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
4.1(i)
Stock Option Subscription Plan 2019 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)

4.2(a)
BSA Subscription Plans—2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2010-2-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.2 to Registration No. 333-173001, filed with the SEC on March 22, 2011)

4.2(b)
BSA Subscription Plan—2012-2 (incorporated by reference to Exhibit 4.2(b) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

4.2(c)
BSA 2013-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 4.2(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)

4.2(d)
BSA Subscription Plan—2014-1 (incorporated by reference to Exhibit 4.2(d) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)

4.2(e)
BSA (Warrants) Issuance Agreement, dated January 11th, 2011 (incorporated by reference to Exhibit 4.4 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

4.2(f)
BSA (Warrants) Issuance Agreement, dated March 8th, 2011 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

Exhibit Number	Description of Exhibit
4.2(g)
BSA (Warrants) Issuance Agreement, dated June 26, 2012 (6,000 BSA) (incorporated by reference to Exhibit 4.6 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

4.2(h)
BSA (Warrants) Issuance Agreement, dated June 26, 2012 (25,000 BSA) (incorporated by reference to Exhibit 4.7 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)

4.2(i)
BSA (Warrants) Issuance Agreement, dated June 25, 2013 (incorporated by reference to Exhibit 4.8 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)

4.2(j)
BSA (Warrants) Issuance Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 4.12 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)

4.2(k)
BSA (Warrants) Issuance Agreement, dated June 29, 2015 (incorporated by reference to Exhibit 4.17 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)

4.2(l)	BSA (Warrants) Subscription Plan 2016-1 (incorporated by reference to Exhibit 99.3 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(m)	BSA (Warrants) Subscription Plan 2016-2 (incorporated by reference to Exhibit 99.4 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(n)	BSA (Warrants) Issuance Agreement, dated June 28, 2016 (incorporated by reference to Exhibit 99.5 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(o)	BSA (Warrants) Subscription Plan 2017-1 (incorporated by reference to Exhibit 99.5 to Registration No. 333-219430)
4.2(p)	BSA (Warrants) Subscription Plan 2017-2 (incorporated by reference to Exhibit 99.6 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.2(q)	BSA (Warrants) Issuance Agreement, dated June 30, 2017 (incorporated by reference to Exhibit 99.5 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.2(r)	BSA 2018-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(s)	BSA 2018-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(t)	BSA (Warrants) Issuance Agreement, dated June 29, 2018 (incorporated by reference to Exhibit 99.6 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(u)
BSA 2019-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)

4.2(v)
BSA 2019-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)

4.2(w)
BSA (Warrants) Issuance Agreement, dated July 1, 2019 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)

4.3(a)	Restricted Share Award Plan 2016-1 (incorporated by reference to Exhibit 99.2 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.3(b)	Restricted Share Award Plan 2016-2 (incorporated by reference to Exhibit 99.1 to Registration No. 333-215911, filed with the SEC on February 2, 2017)
4.3(c)	Restricted Share Award Plan 2017-1 (incorporated by reference to Exhibit 99.2 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.3(d)	Restricted Share Award Plan 2017-2 (incorporated by reference to Exhibit 99.3 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.3(e)	Restricted Share Award Plan 2017-3 (incorporated by reference to Exhibit 99.4 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.3(f)	Restricted Share Award Plan 2018-1 (incorporated by reference to Exhibit 99.2 to Registration No. 333-226458, filed with the SEC on July 31, 2018)

Exhibit Number	Description of Exhibit
4.3(g)	Restricted Share Award Plan 2018-2 (incorporated by reference to Exhibit 99.3 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.3(h)	Restricted Share Award Plan 2018-4 (incorporated by reference to Exhibit 99.7 to Registration No. 333-226458 as amended, filed with the SEC on April 23, 2019)
4.3(i)
Restricted Share Award Plan 2019-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)

4.3(j)
Restricted Share Award Plan 2019-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)

4.4(a)
Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated September 14, 2015 (English translation) (incorporated by reference to Exhibit 4.15 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)

4.4(b)
Interest-Free Innovation Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated August 17, 2015 (English translation) (incorporated by reference to Exhibit 4.16 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)

4.5(a)
Convertible Note Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated April 14, 2015 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on April 15, 2015)

4.5(b)
Convertible Promissory Note issued by Sequans Communications S.A. to Nokomis Capital Master Fund, LP on April 14, 2015 (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on April 15, 2015)

4.5(c)
Convertible Note Agreement by and between Sequans Communications S.A. and the purchasers signatory thereto, dated April 27, 2016 (including the Form of Convertible Promissory Note attached thereto as Exhibit B) (incorporated by reference to Exhibit 4.18 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)

4.5(d)
Amendment No 1 to the Convertible Note Agreement dated April 14, 2015 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated June 30, 2017 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on August 1, 2017)

4.5(e)
Amendment No 1 to the Convertible Note Agreement dated April 27, 2016 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated June 30, 2017 (incorporated by reference to Exhibit 99.3 to the Form 6-K filed with the SEC on August 1, 2017)

4.5(f)
Amendment No 1 to the Convertible Note Agreement dated April 27, 2016 by and between Sequans Communications S.A. and Manatuck Hill Scout Fund, LP dated June 30, 2017 (incorporated by reference to Exhibit 99.4 to the Form 6-K filed with the SEC on August 1, 2017)

4.5(g)
Amendment No 2 to the Convertible Note Agreement dated April 14, 2015 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated October 30, 2017 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on October 31, 2017)

4.5(h)
Amendment No 2 to the Convertible Note Agreement dated April 27, 2016 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated October 30, 2017 (incorporated by reference to Exhibit 99.3 to the Form 6-K filed with the SEC on October 31, 2017)

4.5(i)
Amendment No 2 to the Convertible Note Agreement dated April 27, 2016 by and between Sequans Communications S.A. and Manatuck Hill Scout Fund, LP dated October 30, 2017 (incorporated by reference to Exhibit 99.4 to the Form 6-K filed with the SEC on October 31, 2017)

4.5(j)
Amendment No 3 to the Convertible Note Agreement dated April 14, 2015 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated September 27, 2018 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed with the SEC on October 30, 2018)

4.5(k)
Amendment No 3 to the Convertible Note Agreement dated April 27, 2016 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated September 27, 2018 (incorporated by reference to Exhibit 4.2 to the Form 6-K filed with the SEC on October 30, 2018)

4.5(l)
Amendment No 4 to the Convertible Note Agreement dated April 14, 2015 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated October 26, 2018 (incorporated by reference to Exhibit 4.5 to the Form 6-K filed with the SEC on October 30, 2018)

Exhibit Number	Description of Exhibit
4.5(m)
Amendment No 4 to the Convertible Note Agreement dated April 27, 2016 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated October 26, 2018 (incorporated by reference to Exhibit 4.6 to the Form 6-K filed with the SEC on October 30, 2018)

4.5(n)
Warrant Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated September 27, 2018 (incorporated by reference to Exhibit 4.4 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on October 30, 2018)

4.5(o)
Convertible Note Agreement by and between Sequans Communications S.A. and the purchasers signatory thereto, dated September 27, 2018 (including the Form of Convertible Promissory Note attached thereto as Exhibit B) (incorporated by reference to Exhibit 4.3 to the Form 6-K filed with the SEC on October 30, 2018)

4.5(p)
Amendment No 1 to the Convertible Note Agreement by and between Sequans Communications S.A. and the purchasers signatory thereto, dated October 26, 2018 (including the Form of Convertible Promissory Note attached thereto as Exhibit B) (incorporated by reference to Exhibit 4.7 to the Form 6-K filed with the SEC on October 30, 2018)

4.5(q)
Board Observer Rights agreement dated October 30, 2017 by and among Sequans Communications S.A and Nokomis Capital Master Fund, LP (incorporated by reference to Exhibit 99.5 to the Form 6-K filed with the SEC on October 31, 2017)

4.5(r)	Standstill Agreement by and among Sequans Communications S.A and Nokomis Capital Master Fund, LP (incorporated by reference to Exhibit 99.6 to the Form 6-K filed with the SEC on October 31, 2017)
4.5(s)
Convertible Note Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated May 7, 2019 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on May 9, 2019)

4.5(t)
Convertible Promissory Note issued by Sequans Communications S.A. to Nokomis Capital Master Fund, LP on May 7, 2019 (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on May 9, 2019)

4.5(u)
Convertible Note Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated August 16, 2019 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on August 21, 2019)

4.5(v)
Convertible Promissory Note issued by Sequans Communications S.A. to Nokomis Capital Master Fund, LP on August 16, 2019 (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on August 21, 2019)

4.5(w)
Amendment No 5 to the Convertible Note Agreement dated April 27, 2016 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated February 10, 2020 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed with the SEC on February 12, 2020)

4.5(x)*	Amendment No 5 to the Convertible Note Agreement dated April 14, 2015 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020
4.5(y)*	Amendment No 6 to the Convertible Note Agreement dated April 27, 2016 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020
4.5(z)*	Amendment No 2 to the Convertible Note Agreement dated September 27, 2018 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020
4.5(aa)*	Amendment No 1 to the Convertible Note Agreement dated May 7, 2019 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020
4.5(ab)*	Amendment No 1 to the Convertible Note Agreement dated August 16, 2019 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020
4.5(ac)*	Amendment No 1 to the Warrant Agreement dated September 27, 2018 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020
4.6(a)
Harbert Bond Issue Agreement by and between Sequans Communications S.A. and Harbert European Specialty Lending Company II S.à r.l. (incorporated by reference to Exhibit 4.8 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on October 30, 2018)

4.6(b)
Warrant Issue Agreement by and between Sequans Communications S.A. and Harbert European Growth Capital Fund II, SCSp (incorporated by reference to Exhibit 4.9 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on October 30, 2018)

4.7	Form of Letter Agreement by and between Sequans Communications S.A. and Board Nominee (incorporated by reference to Exhibit 10.7 to Registration No. 333-173001)
8.1*	List of Subsidiaries

Exhibit Number	Description of Exhibit
12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Audit, independent registered public accounting firm

*	Filed herewith.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman

Date: March 30, 2020

Sequans Communications S.A.
Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sequans Communications S.A.:

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. (the Company) as of December 31, 2017, 2018 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Adoption of New Accounting Standard
As discussed in Note 2.2 to the consolidated financial statements, the Company changed its method for accounting for leases in 2019 due to the adoption of IFRS 16, Leases.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2020 expressed an adverse opinion on the Company's internal control over financial reporting due to a material weakness.

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

Paris-La Défense, France
March 30, 2020

Sequans Communications S.A.
Consolidated Statements of Operations

		Year ended December 31,
	Note	2017 (1) (2)	2018 (2)	2019
		(in thousands, except share and per share amounts)
Revenue:
Product revenue		$37,353	$28,938	$21,947
Other revenue		10,910	11,312	8,917
Total revenue	3	48,263	40,250	30,864
Cost of revenue:
Cost of product revenue		24,725	21,957	16,703
Cost of other revenue		2,397	2,405	1,782
Total cost of revenue	4.2	27,122	24,362	18,485
Gross profit		21,141	15,888	12,379
Operating expenses:
Research and development	4.4	25,202	27,909	23,799
Sales and marketing		8,785	9,411	7,968
General and administrative		6,679	10,085	8,570
Total operating expenses	4.2	40,666	47,405	40,337
Operating income (loss)		(19,525)	(31,517)	(27,958)
Financial income (expense):
Interest expense	4.1	(4,672)	(5,447)	(9,643)
Interest income	4.1	60	71	50
Other financial expense	4.1	—	(400)	—
Convertible debt amendments	4.1	(322)	(265)	—
Foreign exchange gain (loss), net	4.1	(1,401)	366	71
Profit (Loss) before income taxes		(25,860)	(37,192)	(37,480)
Income tax expense (benefit)	5	300	(968)	(783)
Profit (Loss)		$(26,160)	$(36,224)	$(36,697)
Attributable to:
Shareholders of the parent		$(26,160)	$(36,224)	$(36,697)
Non-controlling interests		—	—	—
Basic earnings (loss) per ordinary share	6	$(0.34)	$(0.39)	$(0.39)
Diluted earnings (loss) per ordinary share	6	$(0.34)	$(0.39)	$(0.39)
Weighted average number of shares used for computing:
Basic per ordinary share		77,668,404	93,767,005	95,008,518
Diluted per ordinary share		77,668,404	93,767,005	95,008,518
Basic earnings (loss) per ADS*		$(1.35)	$(1.55)	$(1.54)
Diluted earnings (loss) per ADS*		$(1.35)	$(1.55)	$(1.54)
Weighted average number of ADS used for computing:
Basic per ADS*		19,417,101	23,441,751	23,752,130
Diluted per ADS*		19,417,101	23,441,751	23,752,130
(1) In 2018, the Company adopted IFRS 15 “Revenue from Contracts with Customers” using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.
(2) In 2019, the Company adopted IFRS 16 "Leases" standard using the modified retrospective approach. Accordingly, prior period amounts have not been restated.
* Reflects the November 29, 2019 adjustment in the ratio of shares to ADS, each ADS represents 4 ordinary shares (see Note 6 to the Consolidated Financial Statements).
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2017(1) (2)	2018 (2)	2019
	(in thousands)
Profit (Loss) for the year	$(26,160)	$(36,224)	$(36,697)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent years :
Net gain (loss) on cash flow hedge	195	(69)	57
Exchange differences on translation of foreign operations	212	(53)	49
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	407	(122)	106
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years :
Re-measurement gains (losses) on defined benefit plans	(46)	(47)	(108)
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years	(46)	(47)	(108)
Total other comprehensive income (loss)	361	(169)	(2)
Total comprehensive income (loss)	$(25,799)	$(36,393)	$(36,699)
Attributable to:
Shareholders of the parent	$(25,799)	$(36,393)	$(36,699)
Non-controlling interests	—	—	—
(1) In 2018, the Company adopted IFRS 15 “Revenue from Contracts with Customers” using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.
(2) In 2019, the Company adopted IFRS 16 "Leases" standard using the modified retrospective approach. Accordingly, prior period amounts have not been restated.

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Financial Position

		At December 31,
	Note	2017(1) (2)	2018 (2)	2019
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	7	$6,992	$6,271	$8,858
Intangible assets	8	9,562	12,409	16,696
Deposits and other receivables	19	402	394	401
Other non-current financial assets	19	353	337	335
Total non-current assets		17,309	19,411	26,290
Current assets:
Inventories	9	7,376	8,243	6,664
Trade receivables	10	17,814	13,177	8,390
Contract assets	10	3,112	2,707	1,587
Prepaid expenses and other receivables		4,214	3,237	2,556
Recoverable value added tax		688	565	598
Research tax credit receivable	4.4	3,248	3,148	3,132
Deposit		347	—	—
Cash and cash equivalents	11	2,948	12,086	14,098
Total current assets		39,747	43,163	37,025
Total assets		$57,056	$62,574	$63,315
EQUITY (DEFICIT) AND LIABILITIES
Equity (deficit):
Issued capital, euro 0.02 nominal value, 95,587,146 ordinary shares issued and outstanding at December 31, 2019 (94,732,539 and 80,024,707 at December 31, 2018 and 2017, respectively)(3)	12	$2,031	$2,384	$2,403
Share premium	12	204,952	225,470	233,720
Other capital reserves	13	33,313	39,768	43,656
Accumulated deficit		(235,712)	(272,036)	(308,733)
Other components of equity		(436)	(605)	(607)
Total equity (deficit)		4,148	(5,019)	(29,561)
Non-current liabilities:
Government grant advances and loans	16	5,030	5,674	6,150
Venture debt	14	—	11,811	7,071
Convertible debt	14	17,063	19,723	23,342
Lease liabilities	15	—	—	3,204
Provisions	17	1,532	1,689	1,905
Trade payables	19	—	—	1,139
Deferred tax liabilities	19	52	691	429
Contract liabilities	19	1,293	808	11,572
Total non-current liabilities		24,970	40,396	54,812
Current liabilities:
Trade payables	18	13,023	9,412	8,834
Interest-bearing financing of receivables	14	7,413	10,295	4,068
Venture debt	14	—	823	5,109
Convertible debt	14	—	—	7,329
Lease liabilities	15	—	—	900
Government grant advances and loans	16	1,592	688	1,472
Other current liabilities	18	5,138	4,654	4,540
Contract liabilities	18	740	973	5,812
Provisions	17	32	352	—
Total current liabilities		27,938	27,197	38,064
Total equity and liabilities		$57,056	$62,574	$63,315
(1) In 2018, the Company adopted IFRS 15 “Revenue from Contracts with Customers” using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.
(2) In 2019, the Company adopted IFRS 16 "Leases" standard using the modified retrospective approach. Accordingly, prior period amounts have not been restated.
(3) On November 29, 2019, the Company adjusted the ratio of shares to ADS : each ADS represents 4 ordinary shares (see Note 6 to the Consolidated Financial Statements). There were the equivalent of 23,896,786 ADS issued and outstanding as of December 31, 2019 (23,683,134 ADS as of December 31, 2018 and 20,006,176 ADS as of December 31, 2017)
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares (1)		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity (deficit)
	Shares	Amount
	(Note 12)	(Note 12)	(Note 12)	(Note 13)
	(in thousands, except share and per share amounts)
At January 1, 2017	75,030,078	$1,923	$189,029	$28,257	$(209,552)	$(527)	$(270)	$8,860
Loss for the year					(26,160)			(26,160)
Re-measurement gains (losses) on defined benefit plans							(46)	(46)
Foreign currency translation						212		212
Net gain on cash flow hedge							195	195
Total comprehensive income (loss)					(26,160)	212	149	(25,799)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	618,871	10	956					966
Issue of shares in connection with the public offering of June 2017 (Note 12)	4,312,500	96	16,291					16,387
Transaction costs			(1,489)					(1,489)
Conversion of convertible debt (Note 12)	63,258	2	165					167
Convertible debt amendments (Note 14.1)				3,418				3,418
Share-based payments				1,638				1,638
At December 31, 2017	80,024,707	$2,031	$204,952	$33,313	$(235,712)	$(315)	$(121)	$4,148
Effect of adoption of new accounting standard - IFRS 15 (2)					(100)			(100)
At January 1, 2018	80,024,707	$2,031	$204,952	$33,313	$(235,812)	$(315)	$(121)	$4,048
Loss for the year					(36,224)			(36,224)
Re-measurement gains (losses) on defined benefit plans							(47)	(47)
Foreign currency translation						(53)		(53)
Net loss on cash flow hedge							(69)	(69)
Total comprehensive income (loss)					(36,224)	(53)	(116)	(36,393)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	332,832	—	30					30
Issue of shares in connection with the public offering of January 2018 (Note 12)	14,375,000	353	22,648					23,001
Transaction costs			(2,160)					(2,160)
Issuance of convertible debt (Note 14.1)				1,346				1,346
Convertible debt amendments (Note 14.1)				4,296				4,296
Warrants attached with the venture debt (Note 14.2)				819				819
Deferred tax effect of debt instruments with equity components (Note 17)				(1,818)				(1,818)

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

Share-based payments				1,812				1,812
At December 31, 2018	94,732,539	$2,384	$225,470	$39,768	$(272,036)	$(368)	$(237)	$(5,019)
Loss for the year					(36,697)			(36,697)
Re-measurement gains (losses) on defined benefit plans							(108)	(108)
Foreign currency translation						49		49
Net gain on cash flow hedge							57	57
Total comprehensive income (loss)					(36,697)	49	(51)	(36,699)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	854,607	19	(19)					—
Warrants issued to a strategic partner in February 2019 (Note 12)			8,360					8,360
Transaction costs			(91)					(91)
Issuance of convertible debt (Note 14)				2,864				2,864
Deferred tax effect of debt instruments with equity components (Note 17)				(773)				(773)
Share-based payments				1,797				1,797
At December 31, 2019	95,587,146	$2,403	$233,720	$43,656	$(308,733)	$(319)	$(288)	$(29,561)
(1) On November 29, 2019, the Company adjusted the ratio of shares to ADS : each ADS represents 4 ordinary shares.
(2) In 2018, the Company adopted IFRS 15 "Revenue from Contracts with Customers” using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.; rather, the impact is reflected as an adjustment to the opening equity at the date of adoption.

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2017(1) (2)	2018 (2)	2019
		(in thousands)
Operating activities:
Profit (Loss) before income taxes		$(25,860)	$(37,192)	$(37,480)
Non-cash adjustment to reconcile profit (loss) before tax to net cash used in operating activities:
Amortization and impairment of property, plant and equipment	7	2,760	3,060	4,126
Amortization and impairment of intangible assets	8	2,815	3,103	4,279
Share-based payment expense	4.3	1,638	1,812	1,797
Increase (Decrease) in provisions		165	431	(244)
Interest expense, net		4,612	5,376	9,593
Convertible debt amendments	14.1	322	265	—
Other financial expenses		—	400	—
Foreign exchange loss (gain)		561	(497)	(420)
Loss on disposal of property, plant and equipment		—	13	(22)
Bad debt expense	10	183	1,782	515
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivables		(7,267)	4,003	6,546
Decrease (Increase) in inventories		1,317	(867)	1,579
Decrease (Increase) in research tax credit receivable		(1,087)	559	622
Decrease in trade payables and other liabilities		(5,939)	(3,899)	(705)
Increase (Decrease) in contract liabilities		(242)	(252)	14,984
Increase (Decrease) in government grant advances		(2,271)	(857)	288
Income tax paid		(333)	(78)	(365)
Net cash flow from (used in) operating activities		$(28,626)	$(22,838)	$5,093
Investing activities:
Purchase of intangible assets and property, plant and equipment	7-8	$(4,232)	$(5,373)	$(3,520)
Capitalized development expenditures		(2,190)	(3,835)	(5,626)
Sale (Purchase) of financial assets		(113)	24	(5)
Decrease (Increase) of short-term deposit		(2)	347	—
Interest received		60	71	50
Net cash flow used in investments activities		$(6,477)	$(8,766)	$(9,101)
Financing activities:
Public equity offering proceeds, net of transaction costs paid		$14,898	$20,841	$—
Proceeds from issue of warrants to a strategic partner, net of transaction costs paid		—	—	8,269
Proceeds from issue of warrants and exercise of stock options/warrants granted under share-based payment plans, net of transaction costs		966	30	—
Proceeds from (repayment of) interest-bearing receivables financing	14.3	(299)	2,882	(6,227)
Proceeds from interest-bearing research project financing	15.2	2,716	1,574	1,126
Proceeds from issuance of venture debt, net of transaction cost	14.2	—	13,595	—
Proceeds from convertible debt, net of transaction cost	14.1	—	4,388	7,967
Repayment of venture debt	14.2	—	—	(801)
Repayment of government loans	15.3	(116)	(589)	(447)
Repayment of convertible debt and accrued interest	14.1	—	(1,186)	—
Repayment of interest-bearing research project financing	15.2	—	—	(168)
Payment of lease liabilities		—	—	(1,299)
Interest paid		(327)	(791)	(2,401)
Net cash flows from financing activities		$17,838	$40,744	$6,019
Net increase (decrease) in cash and cash equivalents		(17,265)	9,140	2,011
Net foreign exchange difference		11	(2)	1
Cash and cash equivalents at January 1		20,202	2,948	12,086
Cash and cash equivalents at period end	11	$2,948	$12,086	$14,098
(1) In 2018, the Company adopted IFRS 15 "Revenue from Contracts with Customers" using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.
(2) In 2019, the Company adopted IFRS 16 "Leases" standard using the modified retrospective approach. Accordingly, prior period amounts have not been restated.

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Notes to the Consolidated Financial Statements

1. Corporate information
Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the Republic of France, with its principal place of business at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France. Sequans, together with its subsidiaries (the “Company”), is a fabless designer, developer and provider of cellular semiconductor chips and modules for Massive, Broadband and Critical Internet of Things (IoT) markets. The Company’s semiconductor solutions incorporate baseband processor and radio frequency transceiver integrated circuits along with its proprietary signal processing techniques, algorithms and software stacks. For 5G/4G Massive IoT applications, the Company provides a comprehensive product portfolio based on its Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring low power consumption, a large set of integrated functionalities, and a global deployment capability. For 5G/4G Broadband and Critical IoT applications, the Company offers a product portfolio based on its Cassiopeia Cat 4/Cat 6 and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications.
2. Summary of significant accounting and reporting policies
2.1. Basis of preparation
The Consolidated Financial Statements are presented in U.S. dollars.
These Consolidated Financial Statements for the year ended December 31, 2019 have been prepared on a going concern assumption. During 2017, 2018 and 2019, we financed our operations primarily through proceeds from the issue of shares through public offerings (2017, $14.9 million; 2018, $20.8 million), convertible notes (2018, $4.4 million; 2019, $8.0 million), venture debt (2018, $13.6 million) and warrants to a strategic partner (2019, $8.3 million). We experienced net losses of $26.2 million, $36.2 million and $36.7 million in 2017, 2018 and 2019, respectively. At December 31, 2019, our accumulated deficit was $308.7 million and we had a working capital deficiency of $ 1.0 million. We expect to continue to incur significant expense related to the development of our 4G and 5G products and expansion of our business, including research and development and sales and administrative expenses. In addition, we will incur expense to meet our commitments to our customers under various purchase orders and contracts. The Company will be required to obtain significant additional financing to meet these cash flow needs.
The Company’s internal cash forecast which is built from sales forecasts by products and by customer, assumes a stable operating cost structure, assumes ongoing and new government funding of research programs and assumes new funding activities. The forecasted cash flow does not take into consideration any repayment of advance payments that could be required upon termination of a license and development services contract if certain key milestones (including financing requirements) are not delivered or met by September 30, 2020 (see Note 19). The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, from debt financing, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. Furthermore, the effects of COVID-19 coronavirus pandemic might have a negative impact on the production of the Company's products in affected regions or on the demand for the Company's products by customers whose supply chain or end demand are negatively affected by COVID-19, and as a result could affect the Company’s financial condition. The effects of COVID-19 also have and may continue to have a prolonged negative impact on the capital markets globally which could in turn negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond.
While the Company has taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.
Statement of compliance
The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ended December 31, 2019. Comparative figures are presented for December 31, 2017 and 2018.
The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.

The Consolidated Financial Statements of the Company for the years ended December 31, 2017, 2018 and 2019 have been authorized for issue in accordance with a resolution of the board of directors on March 23, 2020.
Basis of consolidation
The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries as of and for the years ended December 31, 2019, 2018 and 2017:

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
2.2. Changes in accounting policy and disclosures
New and amended standards and interpretations
The accounting policies used in 2019 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2019:

•	IFRS 16 - Leases

Since January 1, 2019, the Company has applied IFRS 16 Leases which aligns the accounting treatment of operating leases of lessees with that already applied to finance leases (i.e. recognition in the balance sheet of a liability for future lease payments, and of an asset for the associated rights of use). Application of IFRS 16 requires a change in the presentation of lease expenses both in the income statement (lease expenses are presented as depreciation expense and interest expense) and in the statement of cash flows (the lease payments are reported as a cash outflow from financing activities).

In accordance with the transition options of IFRS 16 elected by the Company, the Consolidated Financial Statements for the years ended December 31, 2018 and 2017 have not been restated since Sequans has applied the modified retrospective transition method. Under the modified retrospective transition method, the Company recognized a lease liability at January 1, 2019 for leases previously classified as operating leases applying IAS 17 and IFRIC 4 and measured lease liabilities at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate at the date of initial application. The Company also recognized a corresponding right-of-use asset at January 1, 2019.

The Company uses the two capitalization exemptions provided by the standard:
•lease contracts with a duration of less than 12 months; and
•lease contracts for which the underlying asset has a low value, which has been defined by the Company to be below $5,000.

The Company has also applied the following practical expedients at the transition date:
•accounting for leases for which the lease term ends within 12 months of the date of initial application as short-term leases. Lease payments under such short-term leases are accounted for as operating expenses in the Consolidated Statement of Operations.
•no reassessment of whether a contract is, or contains, a lease at the date of initial application.

As of January 1, 2019, the Company recognized a right-of-use asset equal to the amount of the lease liability.
The weighted-average incremental borrowing rate used by the Company for lease liabilities recorded as of January 1, 2019 was 14.2%.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Due to the adoption of IFRS 16, the Company’s operating results improved, while interest expense increased due to the change in the accounting for expenses of leases that were classified as operating leases under IAS 17. The numerical impacts of the adoption are detailed under Note 14.
The lease liability as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018, as follows :

(in thousands)
Operating lease commitments as at December 31, 2018	$2,058
Weighted-average discount rate as at January 1, 2019	14.2%
Discounted operating lease commitments as at January 1, 2019	1,951
Add:
Lease payments relating to renewal periods not included in operating lease commitments as at December 31, 2018	2,352
Non lease components	318
Other	2
Lease liabilities as at January 1, 2019	4,623
For the year ended December 31, 2019, rental charges (previously recorded under Operating expenses) were accounted for as follows:
•Depreciation of right-of-use assets recognized in "Property, plant and equipment" resulted in Operating expenses of $1,354,000.
•Interest expense on lease liabilities was recorded in Finance costs for $622,000.
•IFRIC 23 Uncertainty over Income Tax Treatments
This Interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The interpretation is applied by the Company from January 1, 2019. In accordance with IFRIC 23, the Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and records a liability when it is probable that a tax expense will be incurred, assuming that the tax position will be examined by the tax authorities. Such liability is measured using the approach that better predicts the resolution of the uncertainty. Adoption of this interpretation had no impact on the Consolidated Financial Statements.
•Amendments to IFRS 9: Prepayments with negative compensation features
The amendments clarify how to classify particular pre-payable financial assets and how to account for financial liabilities following a modification. These amendments were effective as of January 1, 2019. Adoption of these amendments had no impact on the Consolidated Financial Statements.

•	Amendments to IAS 28: Investments in associates and joint ventures which was effective as of January 1, 2019 had no impact on the Consolidated Financial Statements.

•
Annual Improvements to IFRS (2015-2017), including amendments to IFRS 3: Business Combinations, amendments to IAS 12 : Income Taxes, and amendments to IAS 23 : Borrowing Costs, are applicable from annual periods commencing on or after January 1, 2019. Adoption of these improvements had no impact on the Consolidated Financial Statements.

Standards issued but not yet effective
Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective:
• Amendments to IFRS 7, IFRS 9, IAS 39 : The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an RFR). The amendments will be effective for annual periods beginning on or after 1 January 2020. The Company does not expect that these amendments will have a material impact on the Consolidated Financial Statements.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

•Amendments to IFRS 3 : The amendments include a revised definition of at business. The amendments will be effective for annual periods beginning on or after 1 January 2020. The Company is currently assessing the impact of these amendments.

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
As at the reporting date, the assets and liabilities of each subsidiary are translated into the presentation currency of the Company (the U.S. dollar) at the rate of exchange in effect at the Statement of Financial Position date and their Statement of Operations is translated at the weighted average exchange rate for the reporting period. The exchange differences arising on the translation are taken directly to a separate component of equity (“Cumulative translation adjustments”).
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
The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD) and the New Israeli shekel (NIS):

	USD/EUR	USD/GBP	USD/SGD	USD/NIS
December 31, 2017
Average rate	1.1293	1.2885	0.7244	0.2780
Closing rate	1.1993	1.3518	0.7484	0.2880
December 31, 2018
Average rate	1.1815	1.3356	0.7416	0.2782
Closing rate	1.1450	1.2800	0.7344	0.2665
December 31, 2019
Average rate	1.1196	1.2758	0.7331	0.2806
Closing rate	1.1234	1.3204	0.7434	0.2892
Earnings (loss) per ordinary share and per ADS
Basic earnings (loss) amounts per ordinary share and per ADS are computed using the weighted average number of shares outstanding during each period.
Diluted earnings per ordinary share and per ADS include the effects of dilutive options and warrants as if they had been exercised, unless the effect would be anti-dilutive. They have been retrospectively adjusted to give effect to the ADS ratio change of November 29, 2019 following which each ADS represents 4 ordinary shares.
Revenue recognition
The Company’s total revenue consists of product revenue and other revenue.
Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the fair value of the consideration to which the Company is entitled, excluding sales taxes or duties.
The Company applies a five-step approach in determining the amount and timing of revenue to be recognized: (1) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price;

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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
If the consideration in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Specifically, milestone payments in development services contracts represent variable consideration, the receipt of which is dependent upon the achievement of technical milestones.
The Company sometimes receives advance payments from customers for the provision of development services. The Company determines if there is a significant financing component for these contracts considering the length of time between the customers’ payment and the transfer of control of the goods and services. When a significant financing component has been identified, the transaction price for these contracts is discounted, using the rate that would be reflected in a separate financing transaction at contract inception. The Company applies the practical expedient for short-term advances received from customers. That is, the promised amount of consideration is not adjusted for the effects of a significant financing component if the period between the transfer of the promised good or service and the payment is one year or less.
Product revenue
Substantially all of the Company’s product revenue is derived from the sale of semiconductor solutions for 4G wireless applications.
Revenue from the sale of products is recognized at a point in time when the Company satisfies its performance obligation to the buyer, whether direct end customer, end customer's manufacturing partner or distributor. This occurs when there is no continuing managerial involvement to the degree usually associated with ownership nor effective control over the sale of products is retained, which is based on the specified Incoterms, but usually occurs on shipment of the goods. The Company is the principal in all product sales regardless of customer type. Products are not sold with a right of return but are covered by warranty. This is an assurance-type warranty. The Company does not accrue for a general warranty obligation as the Company has not historically incurred and does not expect material costs. Although the products sold have embedded software, the Company believes that software is incidental to the products it sells.
Other revenue
Other revenue consists of the sale of licenses to use the Company’s technology solutions and fees for the associated annual software maintenance and support services, as well as the sale of technical support and development services. Development services include advanced technology development services for technology partners and product development and integration services for customers.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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
The costs associated with these arrangements are recognized as incurred. Revenue from development contracts where no related direct costs were identified amounted to $1,724,000 for the year ended December 31, 2019 ($389,000 in 2018 and $1,321,000 in 2017).
Contract assets
A contract asset is the right to consideration in exchange for goods or services transferred to the customer. As described above, when the Company performs by transferring goods or services before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. Where the Company has an unconditional right to payment, these are included in unbilled revenue until billing occurs and classified as trade receivables.
Although not required under the modified retrospective approach, we reclassified prior year amounts to conform with the IFRS 15 presentation: we reclassified $3.1 million of contract assets out of trade receivables for the year ended 2017.
There were no other differences between the amounts recognized in the years ended 2018 and 2019 on the financial statements and amounts that would have been recognized under previous revenue recognition standards.
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

As of December 31, 2019, the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) was $3,959,000 for which $2,405,000 is expected to be recognized in the next year and $1,554,000 in the years after, excluding the amounts related to the development service contract entered into in October 2019, described under note 18.
As of December 31, 2018, the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) was $936,000 for which $919,000 was expected to be recognized in the next year and $17,000 in the year after.
Contract liabilities
Contract liabilities represent amounts invoiced and/or cash received in advance related to services being performed.
Revenue recognized in the current period from amounts included in deferred revenue at the beginning of the year was $988,000, $740,000 and $497,000 for 2019, 2018 and 2017, respectively (See Note 19 Other non-current liabilities and Note 18 trade payables and other current liabilities).
Cost of revenue
Cost of product revenue includes all direct and indirect costs incurred with the sale of products, including shipping and handling. Cost of other revenue includes direct costs incurred to support the obligations covered by development services contracts (mainly employees and subcontractors costs). Research and development costs associated with product development (including normal customer support which generates product improvement) are recorded in research and development expenses.

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
Development costs that meet the criteria for capitalization have been recorded as intangible assets. (See Notes 4.4 and 8 to the Consolidated Financial Statements). Beginning in 2015, certain development costs incurred at the end of the product development cycle when the criteria for capitalization are met, became material as the Company began making its product available on more operator networks which require significant testing and qualification work in order to finalize the product for sale on that network. Beginning in 2017, the Company capitalized costs related to the development of the chipsets for LTE Category M, in 2018 the Company capitalized costs for the development of the Monarch and Monarch 2 and in 2019 the Company also capitalized costs for the development of Calliope 2, a solution based on a new LTE category called Category 1 Half Duplex.
Research and development costs associated with product development (including normal customer support which generates product improvements) are recorded in operating expense. In some cases, the Company has negotiated agreements with customers and partners whereby the Company provides certain development services beyond its normal practices or planned product roadmap. Amounts received from these agreements are recorded in other revenue. Direct costs incurred by the Company as a result of the commitments in the agreements are recorded in cost of other revenue. Other research and development costs related to the projects covered by the agreements, but which would have been incurred by the Company without the existence of such agreements are recorded in research and development expense.
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
Some long-term research projects are also financed through low-interest forgivable loans. The present value of forgivable loans is calculated based on expected future payments discounted using the interest rate applied for standard loans with the same maturity. The difference between present value and amount received is accounted for as a grant.
Where loans or similar assistance provided by governments or related institutions are interest-free, the present value is calculated based on expected future payments discounted using the interest rate applied for standard loans with the same maturity. The difference between present value and amount received is accounted for as a grant.
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
Financial income and expense
Financial income and expense include:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

•
interest expense related to venture debt, accounts receivable financing, the debt component of convertible debt and government loans, lease contracts, upfront payments, financing components of customer contracts and a supplier payable with extended payment terms;

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
Current income tax relating to items recognized directly in equity is recognized in equity.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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
Financial assets
Financial assets are classified, at initial recognition, as (1) measured at amortized cost, (2) fair value through other comprehensive income (OCI), or (3) fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and Sequans’ business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value.
Receivables
Trade receivables are measured at amortized cost. Impairment losses on trade accounts receivable are estimated using the expected loss method, in order to take into account the risk of payment default throughout the lifetime of the receivables. Based on an analysis of historical credit losses, the Company has not applied any expected credit losses to its outstanding receivables as of the reporting date beyond specific provisions for doubtful accounts. The Company records an allowance for any specific account it considers as doubtful based on the particular circumstances of the account. The carrying amount of the receivable is thus reduced through the use of an allowance account, and the amount of the charge is recognized on the line “General and administrative expenses” in the Consolidated Statement of Operations. Subsequent recoveries, if any, of amounts previously provided for are credited against the same line in the Consolidated Statement of Operations. When a trade accounts receivable is uncollectible, it is written-off against the allowance account for trade accounts receivable.
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
Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment loss. Depreciation is computed using the straight-line method over the estimated useful lives of each component. The Company presents right-of-use of lease contracts in property, plant and equipment and right of use assets are depreciated on a straight-line basis over the lease term. The useful lives most commonly used are the following:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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
Intangible assets
Intangible assets, which primarily consist of purchased licenses for development or production technology and tools, as well as standard-related patent licenses and development costs meeting the criteria for capitalization, are stated at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the estimated useful life of each component. Acquired licenses are amortized over their contractual life or five years in the case of perpetual licenses. Capitalized development costs are generally amortized over periods ranging from 3 to 5 years, representing the expected life of the related technology.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

On September 27, 2018, the terms of the note issued on April 15, 2015 were amended to extend by two years the maturity of the note to April 14, 2021, and to reduce the conversion rate. It was considered to be the equivalent of an extinguishment of the existing debt and issuance of new debt (“derecognition” method of accounting). Therefore, the fair value of the debt just prior to amendment was estimated in order to record a loss on extinguishment in the Consolidated Statement of Operations in “Convertible debt amendments”. The amended debt was recorded at its fair value assuming a market rate of interest, with the estimated value of the conversion option in equity as the conversion rate is fixed.
On September 27, 2018, May 7, 2019 and August 16, 2019, the Company issued notes with options to convert into shares of the Company. The option components have been accounted for in equity at their fair value at the date of issuance and are not remeasured. The debt component portions have been recorded as a financial liability and are subsequently measured at amortized cost, using the effective interest rate calculated at the date of issue.
Venture debt
As described in Note 14.2 to the Consolidated Financial Statements, the Company entered into a bond issuance agreement on October 26, 2018, with warrants attached. The issuance proceeds were allocated between the debt component and the equity component (the warrants). The value of the warrants was recorded in Other Capital Reserves in shareholders’ equity. The debt component was recorded as a financial liability and is subsequently measured at amortized cost, using the effective interest rate calculated at the date of issue.
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
Lease contracts
Except for leases related to low-value assets and short-term lease, lease contracts, as defined under IFRS 16 "Leases", are recorded in the Statement of Consolidated Financial Position, through the recognition of:

•	an asset representing a right-of-use of the asset leased during the lease term of the contract; and

•	a liability related to the payment obligation.

At the commencement date of the lease, the Company recognizes a lease liability measured at the present value of the remaining lease payments to be made over the lease term, discounted using the Company’s incremental borrowing rate. The liability increases by the accrued interest resulting from the initial discounting of the lease liability and decreases by the payments made.
Right-of-use assets are depreciated on a straight-line basis over the lease term and tested for impairment when required.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Commitments
Commitments comprise primarily purchase commitments with third-party manufacturers for future deliveries of equipment and components, which are described in Note 21 to the Consolidated Financial Statements.

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
Allocation of contract consideration to distinct performance obligations based on their relative stand-alone selling prices
Typically, contracts state the value of individual promised goods and services directly. However, in instances where the fair value is not observable, management applies judgment in determining the relative stand-alone selling price for goods and services.
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
Regarding compound debt instruments, the fair value of debt component was determined at the date of issuance using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option). The assumptions used in calculating the value of the conversion option represent the Company’s best estimates based on management’s judgment and subjective future expectations.
Deferred Tax Assets and Liabilities
Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management makes assumptions, judgments and estimates to determine the Company’s deferred tax assets and liabilities particularly as it relates to whether it is probable that deferred tax assets will be realized.
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
Leases
The application of IFRS 16 “Leases” requires the Company to make assumptions and estimates in order to determine the value of the right-of-use assets and lease liabilities, which mainly relates to the determination of the Company’s incremental borrowing rate.

3. Segment information and Disaggregated Revenue Disclosures
The Company has one operating segment, which is the design and marketing of semiconductor components for cellular wireless systems. All information required to be disclosed under IFRS 8 Operating Segments is shown in the Consolidated Financial Statements and these associated Notes.
Sales to external customers disclosed below are based on the geographical location of the customers. The following table sets forth the Company’s total revenue by region for the periods indicated. The Company categorizes its total revenue geographically based on the location to which it invoices.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	Year ended December 31,
	2017(1)	2018	2019
	(in thousands)
Asia :
Taiwan	$8,126	$16,704	$11,387
Korea	373	261	6,813
China (including Hong-Kong)	21,819	11,638	2,139
Rest of Asia	2,291	1,911	106
Total Asia	32,609	30,514	20,445
United States of America	11,282	7,042	9,221
Rest of world	4,372	2,694	1,198
Total revenue	$48,263	$40,250	$30,864
(1) In 2018, the Company adopted IFRS 15 using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.
Of our total revenue, 99.8% is attributable to international sales for the year ended December 31, 2019 (99.6% for 2018 and 100% for 2017).
The Company categorizes its total revenue based on technology.

	Year ended December 31,
	2017(1)	2018	2019
	(in thousands)
Broadband and Critical IoT	$27,900	$11,657	$10,431
Massive IoT	11,568	19,679	12,816
Vertical	8,795	8,914	7,617
Total revenue	$48,263	$40,250	$30,864
(1) In 2018, the Company adopted IFRS 15 using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.
Additionally, the Company categorize its total revenue based on product and other revenue.

	Year ended December 31,
	2017(1)	2018	2019
	(in thousands)
Product	$37,353	$28,938	$21,947
License	2,838	2,707	2,578
Development and other services	8,072	8,605	6,339
Total revenue	$48,263	$40,250	$30,864
(1) In 2018, the Company adopted IFRS 15 using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.
The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A. and located in France. See Note 20.3 to these Consolidated Financial Statements for information about major customers.

4. Other income and expenses
4.1. Financial income and expenses
Financial income:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$60	$71	$50
Foreign exchange gain	2,027	1,774	2,116
Total financial income	$2,087	$1,845	$2,166
Financial expenses:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Interest on loans	$4,153	$4,971	$7,864
Interest on lease contracts (see Note 15)	—	—	622
Interest on financing component of long term development services agreement (see note 18)	—	—	619
Interest on supplier payable with extended payment terms	213	—	—
Other bank fees and financial charges	306	476	538
Other financial expenses	—	400	—
Convertible debt amendments	322	265	—
Foreign exchange loss	3,428	1,408	2,045
Total financial expenses	$8,422	$7,520	$11,688
For the year ended December 31, 2019, interest on loans included $7,732,000 related to convertible debts issued in 2019, 2018, 2016 and 2015, the venture debt issued in 2018 and government loans granted in 2015 ($4,872,000 and $4,094,000 for the years ended December 31, 2018 and 2017, respectively) and interest on an upfront payment related to a development services agreement. (See Notes 14.1 and 19 to the Consolidated Financial Statements).
The net foreign exchange gain of $71,000 for the year ended December 31, 2019 (2018: net foreign exchange gain of $366,000; 2017: net foreign exchange loss $1,401,000) arises primarily from euro-based monetary liabilities.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

		Year ended December 31,
	Note	2017	2018	2019
		(in thousands)
Included in cost of revenue:
Cost of components		$22,137	$19,058	$14,039
Depreciation and impairment	7	1,037	1,088	959
Amortization of intangible assets	8	157	158	159
Wages and benefits		2,233	2,368	1,780
Share-based payment expense	13	7	8	10
Assembly services, royalties and other		1,551	1,682	1,538
		$27,122	$24,362	$18,485

		Year ended December 31,
	Note	2017	2018	2019
		(in thousands)
Included in operating expenses (between gross profit and operating result):
Depreciation and impairment	7	$1,723	$1,972	$3,167
Amortization of intangible assets	8	2,658	2,945	4,120
Wages and benefits		26,044	27,616	25,052
Share-based payment expense	13	1,631	1,804	1,787
Foreign exchange gains and losses related to hedges of euro		99	(27)	71
Other, net		8,511	13,095	6,140
		$40,666	$47,405	$40,337

4.3. Employee benefits expense

		Year ended December 31,
	Note	2017	2018	2019
		(in thousands)
Wages and salaries		$21,535	$22,501	$19,953
Social security costs and other payroll taxes		6,584	7,286	6,748
Other benefits		58	125	161
Pension costs		100	72	25
Share-based payment expenses	13	1,638	1,812	1,797
Total employee benefits expense		$29,915	$31,796	$28,684
The amount recognized as an expense for defined contributions plans amounts to $1,254,000 for the year ended December 31, 2019 ($1,230,000 and $1,369,000 for the years ended December 31, 2017 and 2018, respectively).

4.4. Research and development expense and tax credit receivable
The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria, which was the case for each of the years ended December 31, 2019, 2018 and 2017). Total research tax credit receivable as of December 31, 2019 is $2,860,000, relating to tax credits receivables for 2019, which are expected to be recovered in 2020 in cash.
The Company also has research tax credits available in the United Kingdom.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

In the year ended December 31, 2017, 2018 and 2019, the Company capitalized costs related to the development of the chipsets for LTE Category M and NB-IoT (the Monarch, Monarch N, Monarch 2) and LTE Category 1, Calliope 2, and related to certification.
The reduction of research and development expense from government grants, research tax credit and development costs capitalized was as follows:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Research and development costs	$33,318	$34,969	$31,113
Research tax credit	(3,345)	(3,027)	(3,123)
Government and other grants	(3,072)	(1,104)	(247)
Development costs capitalized (*)	(1,931)	(3,376)	(5,020)
Amortization of capitalized development costs	232	447	1,076
Total research and development expense	$25,202	$27,909	$23,799
(*) Net of Research tax credit for $606,000, $459,000 and $259,000 for the years ended December 31, 2019, 2018 and 2017, respectively.

5. Income tax
The major components of income tax expense are:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Consolidated Statement of Operations
Current income tax expense	$273	$210	$251
Deferred income tax expense (benefit)	27	(1,178)	(1,034)
Income tax expense (benefit) reported in the Consolidated Statement of Operations	$300	$(968)	$(783)
A reconciliation of income taxes computed at the French statutory rate (34.43% for the year ended December 31, 2017 and 28% for the years ended December 31, 2018 and 2019) to the income tax expense (benefit) is as follows:

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Profit (loss) before income taxes	$(25,860)	$(37,192)	$(37,480)
At France’s statutory income tax rate of 28% (34.43% in 2017)	(8,904)	(10,269)	(10,494)
Non-deductible share-based payment expense	564	507	503
Tax credits	(1,152)	(848)	(874)
Permanent differences and other	(329)	(596)	39
Unrecognized benefit of tax losses carryforward	10,121	10,238	10,043
Income tax expense (income) reported in the Consolidated Statement of Operations	$300	$(968)	$(783)

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Consolidated Statement of Financial Position			Equity			Consolidated Statement of Operations
	December 31,			December 31,			Year ended December 31,
	2017	2018	2019	2017	2018	2019	2017	2018	2019
	(in thousands)			(in thousands)			(in thousands)
Government loan	46	47	46	—	—	—	(1)	—	(1)
Intangible assets	71	71	24	—	—	—	(16)	—	(47)
Lease contracts	—	—	(8)	—	—	—	—	—	(8)
Cash flow hedge	7	(1)	(3)	—	—	—	14	(8)	(2)
Remeasurement of non-monetary accounts	(249)	99	(103)	—	—	—	(502)	348	(202)
Convertible debts and venture debt - liability	798	2,053	1,901	—	1,818	773	798	(563)	(925)
Other provisions and accruals	(22)	(22)	(310)	—	—	—	—	—	(288)
From subsidiaries	52	35	19	—	—	—	30	(17)	(16)
Loss available for offsetting against future taxable income	(651)	(1,591)	(1,137)	—	—	—	(296)	(938)	455
Total	$52	$691	$429	—	$1,818	$773	$27	$(1,178)	$(1,034)

The changes in deferred tax assets and liabilities were as follows :

	2017	2018	2019
	(in thousands)
At January 1st	$22	$52	$691
Tax expense (income) during the year recognized in Profit or Loss	27	(1,178)	(1,034)
Tax expense during the year recognized in equity (1)	—	1,818	773
Effect of foreign exchange	3	(1)	(1)
At December 31st	$52	$691	$429

(1) Relates to the split accounting of the convertible debts and the venture debt issued with an equity component.
As of December 31, 2019 the Company had accumulated tax losses which arose in France of $294,017,000 that are available for offset against future taxable profits of Sequans Communications S.A within a limit of one million euro per year, plus 50% of the profit exceeding this limit. Remaining unapplied losses would continue to be carried forward indefinitely.
Deferred tax assets were recognized in 2017, 2018 and 2019 only to the extent that deferred tax liabilities existed relating to the same taxable entity, which are expected to reverse in the same period as the asset or into which a tax loss may be carried forward.

6. Earnings (loss) per share
Basic earnings (loss) per share and American Deposit Shares (ADS) amounts are calculated by dividing net income (loss) for the year attributable to all shareholders of the Company by the weighted average number of all shares or ADS outstanding during the year.
Diluted earnings per share and ADS amounts are calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of shares or ADS outstanding during the year plus the weighted average number of shares or ADS that would be issued on the exercise of all the dilutive stock options and warrants, and upon vesting of restricted stock awards as well as conversion of convertible debt. Dilution is defined as a reduction of earnings per share or ADS or an increase of loss per share or ADS. As the exercise of all outstanding stock options and warrants as well as vesting as restricted stock awards and conversion of convertible debt, would decrease loss per ordinary share or ADS, they are considered to be anti-dilutive and excluded from the calculation of loss per ordinary share or ADS.

On November 29, 2019, the Company modified the ratio of shares per ADS from one share per ADS to four shares per ADS. Basic and diluted earnings (loss) per ADS presented below were retrospectively adjusted to give effect to the ADS ratio change of November 29, 2019 following which each ADS represents 4 ordinary shares.
The following reflects the income and share data used in the basic and diluted earnings (loss) per ordinary share and ADS computations:

	Year ended December 31,
	2017	2018	2019
	(in thousands, except share and per share data)
Profit (Loss)	$(26,160)	$(36,224)	$(36,697)
Weighted average number of shares outstanding for basic EPS	77,668,404	93,767,005	95,008,518
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	—	—
Net effect of vesting of restricted stock	—	—	—
Net effect of conversion of convertible notes	—	—	—
Weighted average number of shares outstanding for diluted EPS	77,668,404	93,767,005	95,008,518
Basic earnings (loss) per share	$(0.34)	$(0.39)	$(0.39)
Diluted earnings (loss) per share	$(0.34)	$(0.39)	$(0.39)
ADS outstanding for basic and diluted earnings (loss) per ADS	19,417,101	23,441,751	23,752,130
Basic earnings (loss) per ADS	$(1.35)	$(1.55)	$(1.54)
Diluted earnings (loss) per ADS	$(1.35)	$(1.55)	$(1.54)

7. Property, plant and equipment
Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Right of use	Total
	(in thousands)
Cost:
At January 1, 2017	$1,303	$27,150	$3,749	—	$32,202
Additions	9	2,979	58	—	3,046
Disposals	(87)	(4,327)	(81)	—	(4,495)
Exchange difference	17	111	35	—	163
At December 31, 2017	1,242	25,913	3,761	—	30,916
Additions	34	2,248	80	—	2,362
Disposals	(30)	(70)	(203)	—	(303)
Reclassification	14	—	(14)	—	—
Exchange difference	(7)	(64)	(16)	—	(87)
At December 31, 2018	1,253	28,027	3,608	—	32,888
Effect of adoption of new accounting standard - IFRS 16	—	—	—	4,556	4,556
At January 1, 2019	1,253	28,027	3,608	4,556	37,444
Additions	15	1,274	30	847	2,166
Disposals	—	(130)	(15)	—	(145)
Exchange difference	3	32	11	—	46
At December 31, 2019	$1,271	$29,203	$3,634	$5,403	$39,511
Depreciation and impairment:
At January 1, 2017	783	21,158	3,602	—	25,543
Depreciation charge for the year	226	2,405	129	—	2,760
Disposals	(87)	(4,327)	(81)	—	(4,495)
Reclassification	275	326	(601)	—	—
Exchange difference	16	60	40	—	116
At December 31, 2017	1,213	19,622	3,089	—	23,924
Depreciation charge for the year	188	2,705	167	—	3,060
Disposals	(18)	(70)	(203)	—	(291)
Reclassification	(418)	—	418	—	—
Exchange difference	(8)	(55)	(13)	—	(76)
At December 31, 2018	957	22,202	3,458	—	26,617
Depreciation charge for the year	190	2,430	96	1,354	4,070
Impairment	—	56	—	—	56
Disposals	—	(120)	(15)	—	(135)
Exchange difference	4	30	11	—	45
At December 31, 2019	$1,151	$24,598	$3,550	1,354	$30,653
Net book value:
At January 1, 2017	$520	$5,992	$147	—	$6,659
At December 31, 2017	29	6,291	672	—	6,992
At December 31, 2018	296	5,825	150	—	6,271
At December 31, 2019	$120	$4,605	$84	4,049	$8,858
Right-of-use assets as of December 31, 2019 relate to real-estate leases ($5,006,000, gross) as well as IT and office equipment leases ($397,000, gross).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

8. Intangible assets
Intangible assets include:

	Capitalized development costs	Licenses	Total
	(in thousands)
Cost:
At January 1, 2017	$409	$17,706	$18,115
Additions	1,931	2,710	4,641
Disposals	—	(64)	(64)
Exchange difference	—	23	23
At December 31, 2017	2,340	20,375	22,715
Additions	3,377	2,576	5,953
Disposals	—	(3,834)	(3,834)
Exchange difference	—	(13)	(13)
At December 31, 2018	5,717	19,104	24,821
Additions	5,020	3,752	8,772
Disposals	—	(2,045)	(2,045)
Exchange difference	—	7	7
At December 31, 2019	$10,737	$20,818	$31,555
Depreciation and impairment:
At January 1, 2017	—	10,408	10,408
Amortization	233	2,582	2,815
Disposals	—	(64)	(64)
Exchange difference	—	(6)	(6)
At December 31, 2017	233	12,920	13,153
Amortization	447	2,656	3,103
Disposals	—	(3,834)	(3,834)
Exchange difference	—	(10)	(10)
At December 31, 2018	680	11,732	12,412
Amortization	1,075	3,204	4,279
Disposals	—	(1,838)	(1,838)
Exchange difference	—	6	6
At December 31, 2019	$1,755	$13,104	$14,859
Net book value:
At January 1, 2017	409	$7,298	$7,707
At December 31, 2017	2,107	7,455	9,562
At December 31, 2018	5,037	7,372	12,409
At December 31, 2019	$8,982	$7,714	$16,696

9. Inventories

	At December 31,
	2017	2018	2019
	(in thousands)
Components	$2,964	$4,242	$2,645
Finished goods	5,035	4,502	4,702
Total inventories at cost	$7,999	$8,744	$7,347
Depreciation of components	$30	$—	$2
Depreciation of finished goods	593	501	681
Total depreciation	$623	$501	$683
Components, net	$2,934	$4,242	$2,643
Finished goods, at the lower of cost and net realizable value	4,442	4,001	4,021
Total net inventories	$7,376	$8,243	$6,664
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
In the year ended December 31, 2019, the amount of $681,000 in depreciation is related to finished goods that have been damaged or units on hand in excess of the units needed to serve the expected demand for identified customers and projects.

10. Trade receivables and contract assets
Trade receivables and contract assets are non-interest bearing and generally have 30-90 day payment terms.

	At December 31,
	2017	2018	2019
	(in thousands)
Trade receivables	$18,754	$16,758	$11,957
Contract assets	3,112	2,707	1,587
Unbilled revenue	355	105	—
Unissued credit notes	(485)	(1,094)	(848)
Provisions on trade receivables	(810)	(2,592)	(2,719)
Net trade receivables	$20,926	$15,884	$9,977
In the years ended December 31, 2017, 2018 and 2019, the Company recorded unissued credit notes related to special customers programs such as rebates.
The movements in the provision for impairment of receivables were as follows:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	December 31,
	2017	2018	2019
	(in thousands)
At January 1,	$628	$810	$2,592
Charge for the year	182	1,782	515
Utilized amounts	$—	$—	$(388)
At year end	$810	$2,592	$2,719

In the year ended December 31, 2018, the Company recognized a provision for impairment of $1,782,000 included in the Consolidated Statement of Operations in "General and administrative". In the year ended December 31, 2019, the Company impaired additional trade receivables for $515,000. Trade receivables impaired are related primarily to significantly aged receivables, which the Company no longer expects to collect although still subject to enforcement.

As at year end, the aging analysis of trade receivables and contract assets that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2017	$20,926	$12,746	$4,771	$1,036	$1,673	$700
At December 31, 2018	$15,884	$7,421	$5,155	$49	$471	$2,788
At December 31, 2019	$9,977	$6,265	$2,125	$130	$371	$1,086

The Company does not assign credit risk rating grades to its trade receivables, but assess credit risk at the customer level.

11. Cash and cash equivalents

	At December 31,
	2017	2018	2019
	(in thousands)
Cash at banks	$2,039	$4,577	$2,591
Cash equivalents	909	7,509	11,507
Cash and cash equivalents	$2,948	$12,086	$14,098
Cash at banks earns no interest. Cash equivalents in money market funds and term deposits are invested for short-term periods depending on the immediate cash requirements of the Company, and earn interest at market rates for short-term investments. The fair value of cash and cash equivalents is equal to book value. Most of the cash and cash equivalents is held in U.S. dollar and euros as follows:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	At December 31,
	2017	2018	2019
	(in thousands)
U.S. dollar denominated accounts	$1,343	$4,411	$13,702
Euro denominated accounts	1,503	7,545	301
GBP denominated accounts	30	30	37
SGP denominated accounts	16	53	12
NIS denominated accounts	11	21	19
RMB denominated accounts	21	7	11
Other currencies denominated accounts	24	19	16
Cash and cash equivalents	$2,948	$12,086	$14,098

12. Issued capital and reserves
The share capital of Sequans Communications S.A. is denominated in euros, as required by law in France. Any distributions to shareholders are denominated in euros. Amounts of capital and reserves presented in the Consolidated Statements of Financial Position in U.S. dollars have been translated using historical exchange rates.
Authorized capital, in number of shares
Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders' warrants, other warrants, restricted share awards and conversion of convertible debt, or which the shareholders have otherwise authorized for specific capital increases. At December 31, 2019, following resolutions for capital increases approved by the shareholders in June 2019, authorized capital was 244,254,014 ordinary shares with a nominal of €0.02 each (139,359,831 and 156,960,089 ordinary shares at December 31, 2017 and 2018, respectively).
There is one category of authorized shares: ordinary shares. On November 29, 2019, the Company modified the ratio of shares per ADS from one share per ADS to four shares per ADS.
Shares issued and fully paid

	At December 31,
	2017		2018		2019
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Ordinary shares	80,024,707	€1,597	94,732,539	€1,895	95,587,146	€1,912
Converted to U.S. dollars at historical exchange rates		$2,031		$2,384		$2,403
Other capital reserves
Other capital reserves include the accumulated share-based payment expense as of period end, the counterpart of which is in retained earnings (accumulated deficit) as the expense is reflected in profit and loss, as well as the fair value of the convertible debt embedded derivatives at the time of conversion rate was fixed in 2016, the change in fair value of the conversion options at resulting from the 2017 and 2018 amendments, the value of the conversion option of the 2018 and 2019 convertibles, the value of warrants issued to the holder of the 2015 convertible note in connection with the September 2018 amendment, the value of warrants issued to the holder of the venture debt and the deferred tax impact related to the equity component of the convertible debts and venture debt.
Dividend rights
Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2017, 2018 or 2019. Dividend distributions by the Company, if any, will be made in euros.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Capital transactions
On February 18, 2019, the Company issued warrants to purchase 9,392,986 ordinary shares to a strategic investor for a total subscription price of $8,360,000. The warrants are exercisable upon 61 days' notice to Sequans at an exercise price of €0.02 per share (€0.08 per ADS). The warrants expire 15 years from the issuance date. Upon issuance of the warrants, $8,360,000 was recorded in share premium in the Consolidated Statement of Financial Position.
On January 17, 2018, the Company increased its capital in connection with a public offering by issuing 14,375,000 ordinary shares (including 1,875,000 shares from the underwriters' over-allotment option) at $1.60 per share ($6.4 per ADS). The total offering amounted to $23,000,000. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $352,369 recorded in share capital and $22,647,631 in share premium. Costs directly attributable to the equity transaction amounting to approximately $2.2 million were deducted from the share premium.
On June 16, 2017, the Company increased its capital in connection with a public offering by issuing 4,312,500 ordinary shares (including 562,500 shares from the underwriters' over-allotment option) at $3.80 per share ($15.2 per ADS). The total offering amounted to $16,387,500. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $96,246 recorded in share capital and $16,291,254 in share premium. Costs directly attributable to the equity transaction amounting to approximately $1.5 million were deducted from the share premium.
On May 9, 2017, a holder of convertible notes issued in 2016 with a principal value of $160,000 converted the debt, plus accrued interest of $11,594 into a total of 63,258 ordinary shares. $1,380 was recorded in share capital in the Consolidated Statement of Financial Position and $165,114 in share premium.
In the years ended December 31, 2017, 2018 and 2019, ordinary shares were issued upon exercise of options and warrants as described in Note 13 to the Consolidated Financial Statements.

13. Share-based payment plans
The expense recognized for employee and other services received during the year ended December 31, 2019 and arising from equity-settled share-based payment transactions was $1,797,000 (2017: $1,638,000; 2018: $1,812,000). Of this total, $22,000 in 2019 (2017: $14,000; 2018: $24,000), related to warrants plans for consultants considered equivalent to employees.
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
There have been no cancellations or modifications to any of the plans during the years ended December 31, 2017, 2018 or 2019.
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
In general, vesting of the founders' warrants and stock options occurs over four years, with 25% vesting after the first anniversary of grant and the remaining 75% vesting monthly over the remaining 36 months. Restricted shares awards (RSA) vest over four years, with either 25% vesting after the 1-year anniversary of the grant and the remaining 75% of the grant vesting quarterly over the remaining 3 years, or with 50% vesting after the 2-year anniversary of the grant and the remaining 50% vesting quarterly over the remaining 2 years. From time to time, vesting of founders' warrants, stock options and restricted shares may be linked to employee performance with different vesting periods. Vested restricted shares may be sold only beginning two years after the date of grant.
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
Movements in the periods presented
The following table illustrates the number of shares and weighted average exercise prices (WAEP) of, and movements in, founders' warrants, stock options and warrants during the period:

	December 31,
	2017		2018		2019
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1,	7,177,500	$3.55	6,197,848	$3.59	5,983,452	$3.50
Granted during the year	230,000	$3.39	250,000	$1.93	312,000	$0.89
Forfeited during the year	(336,365)	$4.75	(269,082)	$2.84	(452,992)	$2.56
Exercised during the year(1)	(431,790)	$2.28	(14,814)	$1.85	—	$—
Expired during the year	(441,497)	$3.25	(180,500)	$5.67	(70,500)	$1.34
Outstanding at period end	6,197,848	$3.59	5,983,452	$3.50	5,771,960	$3.46
Of which, warrants for consultants equivalent to employees	151,500	$3.29	180,500	$2.75	177,500	$2.70
Exercisable at period end	4,900,052	$3.90	5,194,187	$3.62	5,114,422	$3.55
Of which, warrants for consultants equivalent to employees	131,917	$3.51	143,833	$3.11	160,833	$2.84
________________________

(1)	The weighted average share estimated fair value at the dates of exercise of these options was $2.20 in 2018 and $3.49 in 2017.

The following table illustrates the number of, and movements in, restricted shares awards (RSA) during the period:

	December 31,
	2017	2018	2019
Outstanding at January 1,	634,720	1,467,166	2,746,181
Granted during the year	1,002,650	1,803,550	4,180,218
Forfeited during the year	(15,200)	(206,517)	(184,314)
Vested during the year	(155,004)	(318,018)	(858,898)
Outstanding at period end	1,467,166	2,746,181	5,883,187
Prior to the initial public offering in April 2011, exercise prices were denominated in euros. Since the IPO, exercise prices are denominated in U.S. dollars. Euro-denominated exercise prices were converted to U.S. dollars at the historical exchange rate for purposes of presentation in this table.
The weighted average remaining contractual life of founders' warrants, stock options and warrants outstanding as at December 31, 2019 was 4.3 years (2018: 5.2 years; 2017: 6.0 years).
The range of exercise prices, with euro-denominated exercise prices converted to U.S. dollars at the year-end exchange rate, for founders' warrants, stock options, and warrants outstanding at December 31, 2019, 2018 and 2017 was $1.20—$8.50.
The weighted average fair value of founders' warrants, stock options and warrants granted during the year ended December 31, 2019 was €0.37 (2018: €0.88 ; 2017: €1.52). The weighted average fair value of the restricted shares awards granted during the year ended December 31, 2019 was €0.67 (2018: €1.00; 2017: €2.15). The fair value is measured at the grant date. The

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2017, 2018 and 2019:

	December 31,
	2017	2018	2019
Dividend yield (%)	—	—	—
Expected volatility (%)	63 - 64	68 - 70	55
Risk–free interest rate (%)	0.43	0	0.00
Assumed annual lapse rate of awards (%)	10 for RSA 2 for stock options, warrants and a limited group of beneficiaries	10 for RSA 2 for stock options, warrants and a limited group of beneficiaries	10 for all except 2 for warrants and a limited group of beneficiaries
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price (€)	2.30	1.08	0.68
Model used	Binomial	Binomial	Binomial
For the years ended December 31, 2019, 2018 and 2017 the expected volatility assumption is based on the Company’s volatility since its initial public offering in 2011.
Founders' warrants, stock options and warrants can be exercised during a period after the vesting date until the plan terminates. In the pricing model, the assumption was made that plan participants will exercise before the end of the exercise period if the share price reaches a certain multiple of the exercise price.
If a sell-price multiple of 3 instead of 2 had been used (no impact on the restricted shares) and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for founders' warrants, stock options, warrants and restricted shares awards granted through December 31, 2019 would have decreased by approximately (9.46)% (2018: (8.63)%; 2017: (8.73)%).
The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.
14. Interest-bearing loans and borrowings

		At December 31,
	Note	2017	2018	2019
		(in thousands)
Current
Convertible debt	14.1	—	—	7,329
Venture debt	14.2	—	823	5,109
Interest-bearing receivables financing	14.3	7,413	10,295	4,068
Total current portion		$7,413	$11,118	$16,506
Non-current
Convertible debt	14.1	$17,063	$19,723	$23,342
Venture debt	14.2	—	11,811	7,071
Total non-current portion		$17,063	$31,534	$30,413
As of December 31, 2019, the Company had no drawn or undrawn committed borrowing or overdraft facilities in place.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

14.1. Convertible debt
On April 14, 2015, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C., one of the Company’s existing shareholders, regarding the issuance and sale of a convertible note in the principal amount of $12 million (the “2015 note”), which note was convertible into the Company’s shares, nominal value €0.02 per share, at a conversion rate of 540.5405 shares for each $1,000 principal amount of the 2015 note, subject to certain adjustments, which equated to an initial conversion price of $1.85 per share. On October 30, 2017, the convertible note was amended to extend the term from April 14, 2018 to April 14, 2019. On September 27, 2018, the convertible note was further amended to extend the term by two years to April 14, 2021, and to decrease the conversion price from $1.85 to $1.70 per share. In addition, the Company issued to Nokomis, for a total subscription price of $1.00, warrants to acquire 1,800,000 shares at an exercise price of $1.70 per share. Such warrants are exercisable at any time and expire April 14, 2021.
On April 27, 2016, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C. and two other financial institutions (the “Holders”) regarding the issuance and sale of convertible notes in the aggregate principal amount of $7.16 million (the “2016 notes”), which are convertible into the Company’s shares. The initial conversion price of the 2016 notes was $2.7126 per share. On October 30, 2017, the convertible note agreement was amended to extend the term from April 27, 2019 to April 27, 2020. In addition, the conversion price was decreased from $2.71 to $2.25 per share.
On September 27, 2018, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C. in the principal amount of $4.5 million (the "2018 notes") under which the convertible note matures in April 2021 and is subordinated to certain venture debt to be issued by the Company and is convertible, at the holder’s option, into the company’s shares at a conversion rate of $1.70 per share. On September 27, 2018, all of the convertible notes issued in 2015 and convertible notes with a principal amount of $6 million issued in 2016 were amended to allow the convertible notes to be subordinated to certain venture debt to be issued by the Company.
On October 26, 2018, the Company further amended the 2015 note, the 2016 note and the 2018 note with Nokomis to clarify the terms of the subordination of these convertible notes to the Company’s venture debt holder.
On May 7, 2019, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C. in the principal amount of $3.0 million (the "2019-1 notes"). The convertible note matures in April 2021 and is convertible, at the holder’s option, into the Company’s shares at a conversion rate of $1.21 per share.
On August 16, 2019, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C. in the principal amount of $5.0 million (the "2019-2 notes"). The convertible note matures in August 2022 and is convertible, at the holder’s option, into the Company’s shares at a conversion rate of $1.03 per share.
Effective February 11, 2020, the Company amended the terms of the convertible note issued April 27, 2016 to Nokomis Capital, L.L.C., to extend the maturity of the note to April 14, 2021. In addition, the conversion price was reduced from $2.25 to $1.225 per ordinary share (See Note 23 to the Consolidated Financial Statements).
Effective March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 which has two options. Each option will give the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) will stay at 7% but the holder will be granted a warrant for 10% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK will be adjusted to 9.5%, the previous warrants granted on the first option exercise will be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK will be adjusted to 13.5%, and the holder will be granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. If at any time, the holder converts a note prior to the date of April 2022, it will receive an extra year’s worth of PIK so as to incentivize early conversion. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
The 2015, 2016, 2018 and 2019 notes (together, “the Notes”) are unsecured obligations of the Company. The Notes issued in 2015, 2016, 2018 and in May 2019 will mature on April 14, 2021, and the 2019-2 note will mature on August 16, 2022, except if the Company exercises its option to extend the term of the notes as provided in the March 20, 2020 amendments. The Notes are not redeemable prior to maturity at the option of the Company. The accreted principal amounts of the notes are convertible

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

at any time or times on or after the issuance dates until maturity, in whole or in part, subject to certain adjustments for significant corporate events, including dilutive issuances, dividends, stock splits and other similar events. Interest accrues on the unconverted portion of the notes at the rate of 7% per year (unless the above options are exercised), paid in kind annually on the anniversaries of the issuance of the Notes. The notes also provide for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the notes to become or to be declared due and payable.
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
The fair value of the liability component on the issuance date represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company used 24.26% and 25.69% as the market rate of interest in order to value the liability components of the 2015 and 2016 notes on issuance, respectively.
On April 14, 2016, when the conversion rate of the 2015 notes was fixed, the fair value of the embedded derivative was calculated to be $8,324,000 ($6,091,000 at December 31, 2015). Following the extension of the term, the change in fair value of the conversion option before and after the amendment was calculated to be $2,120,000 and was recorded as financial expense and in Other Capital Reserves in shareholders’ equity. The debt component on October 30, 2017 was remeasured to take into account the new term using the effective interest rate calculated at the date of issue. The debt was reduced by an amount of $1,994,000 recorded in financial income. Following the amendment signed in September 27, 2018, the fair value of the debt just prior to amendment was estimated in order to record a loss on extinguishment of $265,000 recorded as Convertible debt amendments in the Consolidated Statements of Operations. The amended debt was then recorded at its fair value assuming a market rate of interest, with the calculated value of the conversion option of $3,788,000 recorded in Other Capital Reserves in shareholders’ equity. In the amendment signed on September 27, 2018, the Company issued to Nokomis, for a total subscription price of $1.00, warrants to acquire 1,800,000 shares at an exercise price of $1.70 per share. Such warrants are exercisable at any time and initially expired April 14, 2021 (these warrants were extended to April 2024 upon the signing of the March 20, 2020 note amendments). The calculated value of these warrants amounted to $749,000, of which $523,000 was recorded as a reduction of the amount of debt.
The fair value of the embedded derivative of the 2016 notes on the issuance date of April 27, 2016 was recalculated to be $1,947,000 when the conversion rate of the 2016 Notes was fixed on May 12, 2016. Following the extension of the term and the decrease of the conversion price, the change in fair value of the conversion option before and after the amendment was calculated to be $1,298,000 and was recorded as financial expense and in Other Capital Reserves in shareholders’ equity. The debt component on October 30, 2017 was remeasured to take into account the new term using the effective interest rate calculated at the date of issue. The debt was reduced by an amount of $1,103,000 recorded in financial income.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

The net impact of the October 30, 2017 amendments of the convertible notes recorded in financial expense amounted to $322,000.
On May 9, 2017, a Holder of 2016 notes with a principal value of $160,000 converted the debt, plus accrued interest of $11,594 into a total of 63,258 ordinary shares. On October 30, 2018 and in connection with entering into the venture debt issuance agreement, the Company retired convertible notes issued on April 27, 2016 and due on April 27, 2020, with a principal amount of $1 million, by paying the principal and accrued interest due as of October 30, 2018 to the noteholder. The Company recognized $400,000 in financial expense related to the early retirement of this debt after the repayment.

The 2018 and 2019 notes were accounted for as compound financial instruments with two components:

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
The fair value of the equity component of the 2019-1 and 2019-2 notes on the issuance date of May 7, 2019 and August 16, 2019 were calculated to be $989,000 and $1,874,000, respectively and were recorded in Other Capital Reserves in shareholders’ equity, net of transaction costs. The Company has used 31.22% and 25.36% as the market rate of interest in order to value the liability component of the 2019-1 and 2019-2 notes, respectively.
All remaining convertible notes issued in 2015, 2016, 2018 and 2019 are held by one institutional investor, Nokomis Capital.

On November 29, 2019, the Company modified the ratio of shares per ADS from one share per ADS to four shares per ADS. Consequently, the conversion rate of the convertible notes into ADS have been adjusted as follows:

Security	Contractual conversion rate/exercice price per share	Adjusted conversion rate/exercice price per ADS as of Nov 29, 2019
2015 notes, 2018 notes, warrants	$1.70	$6.80
2016 notes	$2.25	$9.00
2019-1 notes	$1.21	$4.84
2019-2 notes	$1.03	$4.12

14.2. Venture debt
On October 26, 2018, the Company entered into a bond issuance agreement with Harbert European Specialty Lending Company II S.a.r.l (the “Harbert”) whereby Harbert agreed to loan to the Company €12 million ($14.0 million using the exchange rate as of October 26, 2018), at a stated rate of interest of 9%, to be repaid monthly over 42 months (the “Bond”).The Company may redeem or repurchase the notes before the maturity date, subject to making certain contractual payments. The contract also requires the Company to pay an additional fee equal to 2.5% of the principal at the end of the term. The Bond is secured by various assets of the Company (See Note 20), including intellectual property, and is senior to all the convertible notes. Also on October 26, 2018, the Company issued to Harbert, for a total subscription price of $1.00, warrants to acquire 816,716 shares at an exercise price of $1.34 per share ($5.36 per ADS after the modification of the ratio of shares per ADS). Such warrants are exercisable at any time and expire October 26, 2028.

The amounts received from Harbert, net of transaction costs, were allocated to (i) the warrants for an amount of €712,000 ($819,000), which was recorded in Other Capital Reserves in shareholders’ equity, and (ii) the liability component for €10.9 million ($12.8 million).
During the first twelve months, Sequans was only required to make interest payments. Beginning in November 2019, the Company began to make monthly principal and interest payments of €448,000 ($503,000) which will continue over the remaining 28 months until April 26, 2022. Interest expense related to the venture debt recorded during the year ended December 31, 2019 amounted to $1,796,000 ($327,000 during the year ended December 31, 2018), of which $1,209,000 was

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

paid during the period ($226,000 in 2018). Repayments of principal in November and December 2019 amounted to €719,000 ($801,000).

14.3. Interest-bearing financing of receivables
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from product sales to qualifying customers, up to the amount covered by the Company's credit insurance per customer. In July 2017, the Company signed an amendment to the initial agreement to include limited financing of accounts receivable from service sales of $800,000. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest at the rate of 1.60% (LIBOR 3 months +1%) on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At December 31, 2019, $4,068,000 ($10,295,000 at December 31, 2018 and $7,413,000 at December 31, 2017) had been drawn on the line of credit and recorded as a current borrowing.

15. Lease liabilities
The cumulative effect of initially applying IFRS 16 was recognized as an adjustment to the opening balance sheet at the date of initial application, January 1, 2019. The Company recognized right-of-use of assets of $4,563,000 (included in property, plant and equipment in the Consolidated Statements of Financial Position). Identified lease contracts mainly relate to real-estate rental agreements and IT and office equipment leases. At January 1, 2019, lease liabilities totaled $4,623,000 including non-current lease liabilities of $3,226,000 and current lease liabilities of $1,404,000. The lease liabilities were discounted at an incremental borrowing rate of 14.2%.
The table below present the carrying amounts of right-of-use assets recognized and the movements during the period:

	Real-estate	IT and office equipment	Total
	(In thousands)
As at January 1, 2019	$4,159	397	4,556
Additions	847		847
Depreciation expense	(1,064)	(290)	(1,354)
As at December 31, 2019	$3,942	$107	$4,049
The table below present the carrying amounts of lease liabilities and the movements during the period:

	Lease liabilities	Current	Non-current
	(In thousands)
As at January 1, 2019	$4,623	$1,415	$3,208
Additions	732
Interests expense	622
Foreign exchange gain (loss)	49
Payments	(1,922)
As at December 31, 2019	$4,104	$900	$3,204
The rental charges relating to short-term and low value leases remained classified as operating expenses in the Consolidated Statements of Operations and amounted to $810,000 for the year ended December 31, 2019.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

16. Government grant advances and loans

		December 31,
	Note	2017	2018	2019
		(in thousands)
Current
Government grant advances	16.1	$93	$58	$349
Research project financing	16.2	899	172	674
Government loans	16.2	600	458	449
Total current portion		$1,592	$688	$1,472
Non-current
Government grant advances	16.1	$350	$86	$510
Research project financing	16.2	2,946	4,274	4,652
Government loans	16.3	1,353	819	348
Accrued interest	16.2	381	495	640
Total non-current portion		$5,030	$5,674	$6,150
16.1. Government grant advances
In 2017, the Company was named as a participant in one new collaborative project with funding of €349,000 ($386,000), which is expected to be released to the Consolidated Statement of Operations over the life of the project, estimated to be between one and four years.
In 2019, the Company was named as a participant in two new collaborative projects with combined funding of €856,000 ($963,000) which is expected to be released to the Consolidated Statement of Operations over the lives of the projects, estimated to be approximately three years for both projects.
The Company did not participate in any new collaborative projects in 2018.

16.2. Research project financing

In October 2014, Bpifrance, one of the Company’s shareholders and the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding remains unchanged and amounts to €6,967,000 ($8,988,000) with a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The funding was paid in three installments, the last of which was received in 2019 for €992,000 ($1,126,000). The grant was recognized as a reduction of research and development expense when corresponding expense was incurred. The forgivable loan advance will be repaid from March 31, 2019 to September 30, 2022 of which €150,000 ($168,000) in principal and interests was paid in 2019, and bears interests at a 1.53% fixed contractual rate. The difference between the amount of grant received and the present value amounted to a reduction of $115,000 in the debt carrying value, with such difference being amortized over the contract period. If the sales of the product developed under this program are in excess of €350 million ($393 million) during a period of three years, then the Company shall pay for three consecutive years after the date of the termination of the reimbursement a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project (up to a maximum of €350,000,000 or $393,190,000 over a period of ten years).

In January 2016, Bpifrance provided funding to the Company for a new long-term research project, estimated to be completed in early 2020. The total of the funding amounts to €2,095,000 ($2,288,000) comprising a portion in the form of a grant (€668,000 or $729,000) and a portion in the form of a forgivable loan (€1,427,000 or $1,558,000). The funding was paid in four installments, the last of which was received in February 2020 for €365,000 ($405,000). The grant is recognized as a reduction of research and development expense when corresponding expense is incurred. The forgivable loan advance will be repaid, except if the project is a commercial failure, from July 1, 2020 to July 1, 2024 and bears interests at a 1.17% fixed contractual rate. The difference between the amount of grant received and the present value of future payments discounted using interest rate applied for standard loans with similar maturity amounted to a reduction of $30,000 in the debt carrying value, with such

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

difference being amortized over the contract period. In the event of commercial success, and sales of the product developed under this program are in excess of €3 million ($3.3 million), then the Company shall pay for 4 consecutive years after the date of the termination of the refund 13% of the revenues generated by the sales of the products or services (up to a maximum of €600,000, or $674,000, over a period of 10 years).
In 2017, the Company received payments for one project of €176,000 ($207,000) as a grant and for the two projects €2,132,000 ($2,509,000) as forgivable loans. In 2018, the Company received payments for one project of €421,000 ($492,000) as a grant and €927,000 ($1,083,000) as a forgivable loan. In 2019, the Company received payments for one project €425,000 ($482,000) as a grant and €567,000 ($644,000) as a forgivable loan.
The estimated market rate of interest applied in 2019, 2018 and 2017 was between 1.80% and 2.30%. Accrued interest of $370,000 was recorded as of December 31, 2019 ($242,000 as of December 2018 and $159,000 as of December 31, 2017).

16.3. Government loans
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

17. Provisions

	Post- employment benefits	Other provisions	Total	Current	Non current
	(in thousands)
At January 1, 2017	$688	$664	$1,352	$46	$1,306
Arising (released) during the year	216	443	659	—	—
Released (used) during the year	—	(50)	(50)	—	—
Released (unused) during the year	—	(397)	(397)	—	—
At December 31, 2017	904	660	1,564	32	1,532
Arising (released) during the year	86	590	676	—	—
Released (used) during the year	—	(32)	(32)	—	—
Released (unused) during the year	—	(167)	(167)	—	—
At December 31, 2018	990	1,051	2,041	352	1,689
Arising (released) during the year	94	190	284	—	—
Released (used) during the year	(21)	(352)	(373)	—	—
Released (unused) during the year	—	(47)	(47)	—	—
At December 31, 2019	$1,063	$842	$1,905	$—	$1,905
The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees if they retire as a Company employee. The comprehensive income (loss) for 2019 includes $108,000 of actuarial loss (actuarial loss of $47,000 in 2018 and actuarial gain of $46,000 in 2017). One employee retired during the year ended December 31, 2019. No employee retired in 2017 or 2018.
The main assumptions used in the calculation are the following:

	2017	2018	2019
Discount rate	1.30%	1.57%	0.77%
Salary increase	Between 1.5% and 3.5%	Between 1.5% and 3.5%	Between 1.5% and 3.5%
Retirement age	60-62 years	60-62 years	60-62 years
Turnover: depending on the seniority	4.35%, nil as from 64 year old	4.35%, nil as from 64 year old	4.35%, nil as from 64 year old

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

At December 31, 2017, 2018 and 2019, “Other provisions” include primarily estimated royalty payments assessed on sales of modules to holders of patents which may be deemed as essential under the requirements of the LTE standard. The royalty provision is based on management’s judgment, taking into consideration the published royalty rates, various legal decisions, articles, reports and industry discussions on the subject which were available, and is recorded in the cost of product revenue. The Company’s modules are considered as final products incorporating the full LTE function, and therefore may have royalties assessed on their sale; no royalties are accrued on the sales of chips as the full LTE functionality is not included in the chip and it is not current industry practice to license standard-essential patents at the component level. In the year ended December 31, 2017, the Company revised the estimated royalty provision and reduced provisions from 2015 and 2016 by a total of $397,000.
At December 31, 2018, the Company recorded a provision for risk for $352,000 related to the probable expected costs to be incurred by the Company related to the current class action litigation (see Note 21 to the Consolidated Financial Statements). The Company incurred $352,000 in related costs during the period and reversed the provision accordingly.

18. Trade payables, other current liabilities and deferred revenue

	At December 31,
	2017	2018	2019
	(in thousands)
Trade payables	$13,023	$9,412	$8,834
Other current liabilities:
Employees and social debts	3,720	3,091	3,575
Others	1,418	1,563	965
Total other current liabilities	$5,138	$4,654	$4,540
Contract liabilities:
License and development services agreement	—	—	5,303
Deferred revenue	740	973	$727
	$740	$973	$5,812
Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are generally settled on 30-day terms.

•	Other current liabilities, primarily accrued compensation and related social charges, are non-interest bearing.

•	The upfront payment received from a strategic partner is deemed to include a financing component, and as such, bears interest.
As of December 31, 2017 and 2018, trade payables included the current part of a supplier debt recorded at the discounted value amounting to $5,061,000 and $2,399,000, respectively. The final installment of the supplier debt was settled in January 2018.
As of December 31, 2017, 2018 and 2019, deferred revenue excluding the contract liability recognized in connection with the license and development services contract entered into with a strategic partner is related to maintenance services as well as development services agreements. At December 31, 2017, 2018 and 2019, deferred revenue totaled $740,000 (recognized in 2018), $973,000 (recognized in 2019) and $727,000 (expected to be recognized during 2020), respectively.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

19. Other non-current liabilities

	At December 31,
	2017	2018	2019
	(in thousands)
Trade Payables	—	—	1,139
Deferred tax liabilities	52	691	429
Contract liabilities:
License and development services agreement	—	—	11,249
Deferred revenue	1,293	808	323
Total contract liabilities	$1,293	$808	$11,572

As of December 31, 2019, trade payables included the non-current part of a supplier debt related to acquisition of intangible assets.
In December 2018, the Company recognized a net deferred tax liability of $691,000 related mainly to a deferred tax liability on the equity component of the convertible debt and the venture debt issued during the year of $1,818,000, recorded in equity, partially offset by a deferred tax asset related to unused tax losses which could be utilized in the period into which taxable temporary differences are expected to reverse.
In December 2019, the Company recognized a net deferred tax liability of $429,000 related mainly to a deferred tax liability on the equity component of the convertible debts including $2,591,000 related to the convertible notes, recorded in equity, partially offset by a deferred tax asset related to unused tax losses which could be utilized in the period into which taxable temporary differences are expected to reverse.
On October 24, 2019, the Company signed a multi-year, non-exclusive license and development services agreement with a strategic partner, a Fortune Global 500 company, with an estimated value exceeding $35 million over more than 3 years, subject to the Company achieving certain pre-agreed milestones. The agreement provided for an upfront payment of $18 million, which was received in October 2019, and recorded as a contract liability upon receipt. Quarterly payments of $1.8 million are to be paid to the Company beginning August 2021 with the remaining consideration to be paid upon completion of the final milestone expected to occur in July 2023. In order to comfort the strategic partner on the funding of the Company, the agreement as amended on March 20, 2020 includes a financing milestone to be completed by September 30, 2020 for the Company to raise at least $25 million in net proceeds from new equity, debt or government financing, none of which can be repayable before April 30, 2024. If the financing milestone is not completed, the strategic partner will have the option to terminate the contract and receive a refund of $8 million of the $18 million upfront payment. The contract also includes clauses that allow for termination in certain circumstances, including not achieving a key technical milestone, or in some cases of a change in control of the Company, which could result in a refund of certain or all amounts received under the contract, depending on the circumstances. The Company determined that this agreement includes a financing component, which will result in the recognition of interest expense over the term of the agreement. In the year ended December 31, 2019, the Company recognized revenues for an amount of $2,285,000 and interest expenses on the upfront payment of $619,000. At December 31, 2019, the net remaining contract liability of $16,334,000 was presented on the balance sheet as current contract liabilities for $5,085,000, reflecting the expected net amount of revenue less interest expenses to be recognized in the year ended December 31, 2020, and the remaining amount of $11,249,000 as non-current contract liabilities.
In December 2015, the Company entered into a contract with a customer for certain development services which resulted in the recognition of deferred revenues for $1,940,000 to be recognized on a straight-line basis over four years beginning when the customer’s product is certified by a major U.S. carrier. As revenues were expected to be recognized subsequent to December 31, 2019, these deferred revenues were presented as non–current liabilities as of December 31, 2018 and 2017. The certification occurred in September 2017 and therefore $485,000, $485,000 and $121,000 was recognized as revenue in 2019, 2018 and 2017, respectively, $485,000 of the deferred revenues has been classified as current as of December 31,2019 and $485,000 as of December 31, 2017 and 2018 and the remainder as non-current as of December 31, 2017, 2018 and 2019.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

20. Information about financial instruments

20.1. Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2017	2018	2019	2017	2018	2019
	(in thousands)
Financial assets:
Trade and other receivables
Trade receivables	$20,926	$15,884	$9,977	$20,926	$15,884	$9,977
Deposits and other receivables
Deposits	402	394	401	402	394	401
Other financial assets
Long-term investments	353	337	335	353	337	335
Financial instruments at fair value through other comprehensive income
Cash flow hedges	72	—	46	72	—	46
Cash, cash equivalents and short-term investments	3,295	12,086	14,098	3,295	12,086	14,098
Total financial assets	$25,048	$28,701	$24,857	$25,048	$28,701	$24,857
Total current	$24,293	$27,970	$24,121	$24,293	$27,970	$24,121
Total non-current	$755	$731	$736	$755	$731	$736
Financial liabilities:
Lease liability	—	—	4,104	—	—	4,104
Interest-bearing loans and borrowings:
Interest-bearing receivables financing	7,413	10,295	4,068	7,413	10,295	4,068
Convertible debt	17,063	19,723	30,671	16,309	19,708	30,706
Venture debt	—	12,634	12,180	—	12,634	12,180
Government loans	2,071	1,431	1,002	2,071	1,431	1,002
Research project financing	4,004	4,688	5,696	4,004	4,688	5,696
Trade and other payables (current and non current)	13,023	9,412	9,973	13,023	9,412	9,973
Total financial liabilities	$43,574	$58,183	$67,694	$42,820	$58,168	$67,729
Total current	$21,935	$21,160	$27,363	$21,935	$21,160	$27,328
Total non-current	$21,639	$37,023	$40,331	$20,885	$37,008	$40,401
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

•
Long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $353,000, $337,000 and $335,000 at December 31, 2017, 2018 and 2019, respectively.

•
Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that the Company would pay or receive to settle the related agreements, by reference to published exchange rates.

•	The fair value of the debt components of convertible notes was calculated using the effective interest rate of the debt component of the last issued convertible notes in 2019.
Fair Value Hierarchy
The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data
As at December 31, 2017, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2017	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	$353	—	$353	—

Financial instruments at fair value through other comprehensive income:
Cash flow hedge	$72	—	$72	—

As at December 31, 2018, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2018	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	$337	—	$337	—

As at December 31, 2019, the Company held the following financial instruments carried at fair value on the statement of financial position:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Assets measured at fair value

	At December 31,
	2019	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	$335	—	$335	—
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	46		46

As of December 31, 2019, 2018 and 2017, there were no liabilities measured at fair value.

20.2. Financial instruments at fair value
The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.
The following tables present fair values of derivative financial instruments at December 31, 2017 and 2019. There was no derivative financial instrument outstanding at December 31, 2018.

	At December 31, 2017
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S dollars)	€2,250	$53
Options (buy euros, sell U.S. dollars)	3,000	19
Total	€5,250	$72

	At December 31, 2019
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€3,000	$46
Options (buy euros, sell U.S. dollars)	—	—
Total	€3,000	$46
The fair value of foreign currency related derivatives is included in the Consolidated Statement of Financial Position in "Prepaid and other receivables" at December 31, 2017 and 2019. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.
During the year ended December 31, 2019, the Company recorded a gain of $57,000 (loss of $69,000 and gain of $195,000 for the years ended December 31, 2018 and 2017, respectively) in other comprehensive income (loss) related to the effective portion of the change in fair value of its cash flow hedges. During the year ended December 31, 2018, the amount reclassified from other comprehensive income to Consolidated Statement of Operations was a gain of $53,000 (loss of $44,000 during the year ended December 31, 2017). As there was no derivative financial instrument outstanding at December 31, 2018, no amount was reclassified from other comprehensive income in the year ended December 31, 2019.
During the year ended December 31, 2017, the Company recognized a net loss of $3,000 related to the ineffective position of its hedging instruments. There was no ineffective portion of hedging instruments in the years ended December 31, 2018 and 2019.
The derivatives have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

20.3. Financial risk management objectives and policies
The Company’s principal financial liabilities comprise trade payables (current and non-current), lease liabilities, interest-bearing receivables financing, government loans, convertible debt and venture debt. The Company has various financial assets such as trade receivables and cash and cash equivalents, which arise directly from its operations, as well as from capital increases.
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

•
Venture debt and government loans are denominated in euros, and lease liabilities are denominated in different currencies while the functional currency of the entity carrying out these transactions is the U.S. dollar.

•	Non-derivative monetary financial instruments that are denominated and settled in a currency different from the functional currency of the entity which holds them.
Nearly 100% of total revenues and approximately 89% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. Approximately 61% of operating expense is denominated in euros. (See Note 20.2 regarding hedging arrangements).
If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, as measured using the Company's 2019 weighted average exchange rate of one euro = $1.1218, the Company estimates the impact, in absolute terms, on operating expenses and on financial liabilities for the year ended December 31, 2019 would have been approximately $3.8 million.
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
The following table summarizes customers representing a significant portion of the Company’s total revenue:

Customer	Customer Location	% of total revenues for the year ended December 31,			Trade receivables at December 31,
		2019	2018	2017	2019	2018	2017
A	Taiwan	27%	32%	16%	$1,383,000	$5,881,000	$4,060,000
B	Korea	22%	—%	—%	2,680,000	—	—
C	Taiwan	10%	Less than 10%	—%	1,745,000	1,138,000	—
D	China	Less than 10%	13%	Less than 10%	—	1,858,000	911,000
E	Taiwan	Less than 10%	Less than 10%	17%	$201,000	$2,526,000	$5,352,000
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Vendor concentration risk
Access to foundry capacity is critical to the Company’s operations as a fabless semiconductor company. The Company depends on a sole independent foundry in Taiwan to manufacture its semiconductor wafers. The Company works with three vendors for manufacturing and testing chipsets and three vendors for assembling modules, but typically works with one dedicated vendor per product.
Liquidity risk
The Company monitors its risk of a shortage of funds using a cash flow planning tool. This tool considers the maturity of both its financial investments and financial assets (e.g. accounts receivables, other financial assets) and projected cash flows from operations.
The following table includes our contractual obligations, including interest, for existing financial liabilities as of the following dates:

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
	(in thousands)
At December 31, 2017
Research project financing	$899	$1,246	$671	$291	$297	$441	$3,845
Interest-bearing receivables financing	7,413	—	—	—	—	—	7,413
Government loans	656	523	510	497	245	—	2,431
Convertible debt	—	15,730	9,175	—	—	—	24,905
Trade payables	13,023	—	—	—	—	—	13,023
Other current liabilities	5,138	—	—	—	—	—	5,138
	$27,129	$17,499	$10,356	$788	$542	$441	$56,755
At December 31, 2018
Research project financing	$238	$973	$2,043	$1,687	$375	$73	$5,389
Interest-bearing receivables financing	10,295	—	—	—	—	—	10,295
Government loans	499	487	475	234	—	—	1,695
Convertible debt	—	7,863	23,357	—	—	—	31,220
Venture debt	2,057	6,158	6,158	2,396	—	—	16,769
Trade payables	9,412	—	—	—	—	—	9,412
Other current liabilities	4,654	—	—	—	—	—	4,654
	$27,155	$15,481	$32,033	$4,317	$375	$73	$79,434
At December 31, 2019
Research project financing	$739	$2,252	$2,601	$368	$72	$—	$6,032
Interest-bearing receivables financing	4,068	—	—	—	—	—	4,068
Government loans	478	466	229	—	—	—	1,173
Convertible debt (1)	7,863	26,792	6,124	—	—	—	40,779
Venture debt	6,042	6,042	2,351	—	—	—	14,435
Lease liabilities	1,147	832	973	980	965	1,307	6,204
Trade payables	9,057	1,000	250	—	—	—	10,307
Other current liabilities	4,540	—	—	—	—	—	4,540
	$33,934	$37,384	$12,528	$1,348	$1,037	$1,307	$87,538
(1) Based on the existing contractual terms as of December 31, 2019. See Note 23 regarding the February 2020 amendment of the terms of the convertible note issued April, 2016.
The Company’s liquidity risk for the next 12 months is described in note 2.1. The term of the agreement with a strategic partner which gave rise the contract liability recorded in the amount of $16,334,000 as of December 31, 2019 are described under note 18.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Capital management
The primary objective of the Company’s capital management is to continue to execute according to its business plans and budgets in order to achieve profitability and positive cash flow, and to maximize shareholder value.
20.4. Changes in liabilities arising from financing activities, including government grants

(in thousands)	January 1, 2017	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment	Other(1)	December 31, 2017
Government grant advances and loans	$5,745	2,600	915	90	—	(2,728)	$6,622
Convertible debt	$16,338	—	—	3,987	(3,097)	(165)	$17,063
Interest-bearing financing of receivables	$7,712	(299)	—	—	—	—	$7,413
Total	$29,795	2,301	915	4,077	(3,097)	(2,893)	$31,098

(in thousands)	January 1, 2018	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment	Other(1)	December 31, 2018
Government grant advances and loans	$6,622	985	(250)	151	—	(1,146)	$6,362
Convertible debt	$17,063	3,202	—	4,435	(3,630)	(1,347)	$19,723
Venture debt	$—	13,369	(243)	327	—	(819)	$12,634
Interest-bearing financing of receivables	$7,413	2,882	—	—	—	—	$10,295
Total	$31,098	20,438	(493)	4,913	(3,630)	(3,312)	$49,014

(in thousands)	January 1, 2019 *	Cash flows	Foreign exchange movement	Accrued interest	Other(1)	December 31, 2019
Government grant advances and loans	$6,362	1,006	(112)	220	145	$7,621
Convertible debt	$19,723	7,967	—	5,844	(2,863)	$30,671
Venture debt	$12,634	(2,010)	(240)	1,796	—	$12,180
Lease liabilities	$4,623	(1,922)	49	622	732	$4,104
Interest-bearing financing of receivables	$10,295	(6,227)	—	—	—	$4,068
Total	$53,637	(1,186)	(303)	8,482	(1,986)	$58,644
* Restated to reflect the impact of the adoption of IFRS 16 Leases
(1) Amounts included in Other for 2018 and 2019 mainly represent the amounts recorded in equity related to the issuance of debt with an equity component, the reduction of grants as the corresponding expense is incurred and new grants to be received. In 2019, Other includes as well as additions in lease liabilities, which are non-cash. Amounts included in Other for 2017 mainly represent the reduction of grants as the corresponding expense is incurred and new grants to be received.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

21. Commitments and contingencies
Contingencies
From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business.
In August 2017, two securities class action lawsuits were filed, which were consolidated into a single lawsuit in September 2017, alleging violations of the U.S. federal securities laws by the Company, the Company's President and CEO, and the Company's Chief Financial Officer. The plaintiffs asserted claims primarily based on purported misrepresentations regarding Sequans’ revenue recognition policy in its Annual Reports on Form 20-F for the fiscal years ended 2015 and 2016. In particular, plaintiffs claim that an August 1, 2017 press release, in which the Company disclosed a $740,000 reduction in previously-recognized revenue, indicated that representations in earlier public disclosures regarding revenue were false or misleading. An amended complaint was filed in April 2018, and the Company and the individual defendants subsequently filed a motion to dismiss. On September 30, 2019, the Court issued a decision dismissing the claims against the Company's CFO, but permitting the claims against the Company and the Company's CEO to proceed. The action is presently in the initial stages of fact discovery, and the parties have agreed to a second mediation session in the latter half of March 2020 The Company intends to vigorously defend against this lawsuit. At this time, the Company is unable to estimate the ultimate outcome of this legal matter and its impact on us.
In 2018, the Company recorded a provision for $700,000, representing its deductible under its insurance policy. As of December 31, 2019, no provision remains. Payments above $700,000 will be covered by insurance until the maximum limit is reached. The Company currently does not expect that the costs of the ultimate resolution will exceed the insurance coverage.

Management is not aware of any other legal proceedings that, if concluded unfavorably, would have a significant impact on the Company's financial position, operations or cash flows.
Bank guarantee
A bank guarantee was issued in favor of the owners of new leased office space in France, in order to secure six months of lease payments, for an amount of $330,000 as of December 31, 2019 ($336,000 as of December 31, 2018). This guarantee was secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee. The total value of investments secured to cover this bank guarantee was $335,000 at December 31, 2019 ($337,000 at December 31, 2018).
Pledge of assets

As security for the payment and repayment of the venture debt (see Note 14.2 to these Consolidated Financial Statements), the Company has granted to Harbert a first ranking pledge over the receivables the Company holds against its customers other than customers covered by the factoring agreement. The carrying amount was $4.5 million as of December 31, 2019 ($4.1 million as of December 31, 2018). The Company has also agreed to grant to Harbert a first ranking pledge over specified bank accounts, which had a carrying amount of $13.9 million as of December 31, 2019 ($11.9 million as of December 31, 2018) and a pledge over its patents, trademarks and other IP rights. Prior to an event of default, the amounts within the pledged accounts are not restricted; however, the pledge agreement stipulates certain covenants with which the Company must comply. The Company was in compliance as of December 31, 2019.
Purchase commitments
As of December 31, 2019, the Company had $3.5 million of non-cancelable purchase commitments with its third-party manufacturer and suppliers for future deliveries of equipment and components, principally during 2020.
22. Related party disclosures
There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions. As of December 31, 2019, there were three investors who each beneficially own 10% or more of the share capital of the Company: BPI France Participation - Fonds Large Venture a fund managed by Bpifrance, Nokomis Capital, L.L.C and AWM Investment Co. At the annual shareholders meeting on June 30, 2017, the shareholders approved the nomination of Mailys Ferrere to the board of directors. Mrs. Ferrere is employed by BPI France Participation - Fonds Large Venture. Bpifrance provided funding to two consortiums which include the Company in the context of long-term research projects (See Note 16.2 Research project financing) and in loans (See Note 20.3 Government loans). In April 2015, the Company completed the sale of a $12 million

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

convertible note, in April 2016 the sale of a $6.0 million convertible note in September 2018 the sale of a $4.5 million convertible note, in May 2019 the sale of a $3.0 million convertible note and in August 2019 the sale of a $5.0 million convertible note, to an affiliate of Nokomis Capital, L.L.C., (see Note 14.1 Convertible debt). In 2017, the Company amended the terms of the notes issued in 2015 and 2016 and as part of the agreement, Wesley Cummins, a former (as of February 2020) representative of Nokomis Capital, L.L.C., became a board observer in November 2017, and on June 29, 2018, the shareholders approved Mr Cummins' nomination to the board of directors. As of December 31, 2019, the principal amount and accrued interest of the convertible notes held by an affiliate of Nokomis Capital, L.L.C amounts to $30.7 million.
No other transactions have been entered into with these or any other related parties in 2017, 2018 and 2019, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.
Compensation of key management personnel

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$2,376	$2,348	$2,179
Share-based payment expense for the year	1,043	1,397	1,106
Board members fees to non-executive members	190	199	210
Total compensation expense for key management personnel	$3,609	$3,944	$3,495
Key management personnel comprises the chief executive officer and all executive vice presidents reporting directly to him.
The employment agreement with the chief executive officer calls for the payment of a termination indemnity of an amount equal to eighteen months of his gross annual base remuneration and 150% of bonus in the event of his dismissal without cause by the Board of Directors of the Company, as well as vesting of the ordinary shares that would have been vested during the twelve months following the end of his term. In case the dismissal would occur during the three months before or the twelve months following a change of control, he would be entitled to all the unvested share awards at the date of dismissal.
For the year ended December 31, 2019, we estimate that approximately $18,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Directors’ interests in an employee share incentive plan
The Company granted warrants to certain members of the Board of Directors during the years ended December 31, 2017, 2018 and 2019:
- On June 30, 2017, the shareholders authorized the Board of Directors to grant to each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Sharma and Slonimsky warrants to purchase 30,000 ordinary shares. On July 3, 2017, the Board used this authorization to make such grants with an exercise price of $3.31 per ordinary share.
- On June 29, 2018, the shareholders authorized the Board of Directors to grant to each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Sharma, Slonimsky and Cummings warrants to purchase 30,000 ordinary shares. On July 2, 2018, the Board used this authorization to make such grants with an exercise price of $2.04 per ordinary share.
- On June 28, 2019, the shareholders authorized the Board of Directors to grant to each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Sharma, Slonimsky and Cummings warrants to purchase 36,000 ordinary shares. On July 1, 2019, the Board used this authorization to make such grants with an exercise price of $0.89 per ordinary share.
The board members were required to subscribe to the warrants at a price of €0.01 per warrant for the warrants granted in 2017 and 2018 and at a price of €0.00002778 per warrant for the warrants granted in 2019.
Share-based payment expense incurred in connection with these transactions amounted to $28,000 in the year ended December 31, 2019 (2018: $65,000; 2017: $89,000).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

23. Events after the reporting date
Subsequent events up to the date the consolidated financial statements were authorized for issue were as follows :
On December 10, 2019, the Company entered into an agreement with a technology company based in Israel to transfer a team of 21 engineers to its Israel-based subsidiary for the purpose of accelerating 5G new product development, subject to approval of the transfer by the Israel Tax Authority, which approval was received January 29, 2020. In connection with this agreement, the Company acquired some physical assets for $220,000 and, subject to the engineers remaining with the Company for six months from February 2020, agreed to pay $150,000 in the first quarter of 2020 and $1,430,000 in June 2024.
At its meeting of February 4, 2020, the Board of Directors granted to employees 880,896 restricted share awards representing 220,224 ADS with vesting over four years; no grants were made to executive management.
Effective February 11, 2020, the Company amended the terms of the convertible note issued April 27, 2016 to Nokomis Capital, L.L.C.(Nokomis), to extend the maturity of the note to April 14, 2021. In addition, the conversion price was reduced from $2.25 to $1.225 per Ordinary Share, or from $9.00 to $4.90 per ADS.
Effective March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 notes which have two options to extend. Each option will give the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) will stay at 7% but the holder will be granted a warrant for 10% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK will be adjusted to 9.5%, the previous warrants granted on the first option exercise will be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK will be adjusted to 13.5%, and the holder will be granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. If at any time, the holder converts a note prior to the date of April 2022, it will receive an extra year’s worth of PIK so as to incentivize early conversion. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
The effects of the COVID-19 first identified in Wuhan, Hubei Province, China can have a potential impact on the production of the Company's products in China or elsewhere, our ability to operate our business during government shelter-in-place orders, or on the demand for the Company's products by customers whose supply chain is impacted. Any protracted disruption of our or our suppliers’ or customers’ operations would likely impact our sales and operating results.