Form 20-F
period 2020-12-31
SEQUANS COMMUNICATIONS
filed 2021-04-01
CIK 1383395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Ordinary shares, nominal value €0.02 per share: 133,934,090 as of December 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes   ☑  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and "emerging growth company" in Rule 12b-2 of the Exchange Act.:
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.     Yes  ☑ No  ☐
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
 FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation:
•the contraction or lack of growth of markets in which we compete and in which our products are sold;
•unexpected increases in our expenses, including manufacturing expenses;
•our inability to adjust spending quickly enough to offset any unexpected revenue shortfall;
•delays or cancellations in spending by our customers;
•unexpected average selling price reductions;
•the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies;
•our inability to anticipate the future market demands and future needs of our customers;
•our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect;
•our inability to enter into and execute on strategic alliances;
•our ability to meet performance milestones and financing obligations under strategic license and development services agreements;
•the impact of natural disasters or pandemics on our sourcing operations and supply chain;
•our ability to remediate material weaknesses in our internal controls relating to the accounting for certain revenue transactions;
•the continuing impact of the COVID-19 coronavirus on the production of our products, our ability to continue to operate remotely during government shelter-in-place orders, or demand for our products by customers whose supply chain is impacted or whose demand is curtailed thereby reducing demand for our products, the potential decline in our Broadband business if the demand for wireless modems decline as individuals return to school; and
•other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial data in conjunction with “Item 5 — Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report. Our historical results are not necessarily indicative of results to be expected for future periods. The consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020, the consolidated statements of financial position data at December 31, 2018, 2019 and 2020, and the consolidated statements of cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited Consolidated Financial Statements included elsewhere in this annual report. The consolidated statement of operations data for the years ended December 31, 2016 and 2017, consolidated statement of financial position data at December 31, 2016 and 2017, and the consolidated statement of cash flow data for the years ended December 31, 2016 and 2017, have been derived from our audited Consolidated Financial Statements that are not included in this annual report.

Our financial statements included in this annual report were prepared in U.S. dollars in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

	Year ended December 31,
	2016 (1) (2)	2017 (1) (2)	2018 (2)	2019	2020
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product revenue	$34,581	$37,353	$28,938	$21,947	$37,919
Other revenue	10,998	10,910	11,312	8,917	12,997
Total revenue	45,579	48,263	40,250	30,864	50,916
Cost of revenue(3):
Cost of product revenue	22,574	24,725	21,957	16,703	25,632
Cost of other revenue	3,022	2,397	2,405	1,782	1,834
Total cost of revenue	25,596	27,122	24,362	18,485	27,466
Gross profit	19,983	21,141	15,888	12,379	23,450
% of revenue	44%	44%	39%	40%	46%
Operating expenses(3):
Research and development	26,334	25,202	27,909	23,799	30,855
Sales and marketing	7,126	8,785	9,411	7,968	7,912
General and administrative	6,267	6,679	10,085	8,570	9,369
Total operating expenses	39,727	40,666	47,405	40,337	48,136
Operating income (loss)	(19,744)	(19,525)	(31,517)	(27,958)	(24,686)
Financial income (expense)	(4,759)	(6,335)	(5,675)	(9,522)	(28,854)
Profit (Loss) before income taxes	(24,503)	(25,860)	(37,192)	(37,480)	(53,540)
Income tax expense (benefit)	284	300	(968)	(783)	936
Profit (Loss)	$(24,787)	$(26,160)	$(36,224)	$(36,697)	$(54,476)
Basic earnings (loss) per ordinary share	$(0.39)	$(0.34)	$(0.39)	$(0.39)	$(0.48)
Diluted earnings (loss) per ordinary share	$(0.39)	$(0.34)	$(0.39)	$(0.39)	$(0.48)
Number of ordinary shares used for computing:
Basic per ordinary share	63,805	77,668	93,767	95,009	112,433
Diluted per ordinary share	63,805	77,668	93,767	95,009	112,433
Basic earnings (loss) per ADS	$(1.55)	$(1.35)	$(1.55)	$(1.54)	$(1.94)
Diluted earnings (loss) per ADS	$(1.55)	$(1.35)	$(1.55)	$(1.54)	$(1.94)
Number of ADS used for computing:
Basic per ADS	15,951	19,417	23,442	23,752	28,108
Diluted per ADS	15,951	19,417	23,442	23,752	28,108

	At December 31,
	2016 (1) (2)	2017 (1) (2)	2018 (2)	2019	2020
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash, cash equivalents and short-term deposits	$20,547	$3,295	$12,086	$14,098	$18,474
Total current assets	50,069	39,747	43,163	37,025	51,683
Total assets	65,077	57,056	62,574	63,315	87,156
Current and non-current loans and borrowings (4)	29,310	30,655	48,834	58,645	69,424
Total current liabilities	31,467	27,938	27,197	38,064	62,535
Total equity (deficit)	8,860	4,148	(5,019)	(29,561)	(37,126)

	Year ended December 31,
	2016 (1) (2)	2017 (1) (2)	2018 (2)	2019	2020
	(in thousands)
Consolidated Statements of Cash Flow Data:
Net cash flow from (used in) operating activities	$(15,589)	$(28,626)	$(22,838)	$5,093	$(19,386)
Net cash flow used in investing activities	(5,270)	(6,477)	(8,766)	(9,101)	(24,762)
Net cash flow from financing activities	32,778	17,838	40,744	6,019	37,619
Net foreign exchange difference	(5)	11	(2)	1	5
Cash and cash equivalents at January 1	8,288	20,202	2,948	12,086	14,098
Cash and cash equivalents at December 31	20,202	2,948	12,086	14,098	7,574
(1) In 2018, the Company adopted IFRS 15 “Revenue from Contracts with Customers” using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.
(2) In 2019, the Company adopted IFRS 16 "Leases" standard using the modified retrospective approach. Accordingly, prior period amounts have not been restated.
(3) Includes share-based compensation as follows:

	Year ended December 31,
	2016	2017	2018	2019	2020
	(in thousands)
Cost of revenue	$11	$7	$8	$10	$42
Operating expenses	1,111	1,631	1,804	1,787	2,943
Share-based compensation	$1,122	$1,638	$1,812	$1,797	$2,985

(4) Including convertible debt, venture debt, lease liabilities, government grant advances and loans, and interest-bearing financing of receivables.

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
Risk Factor Summary
Risks Related to Our Business and Industry
•COVID-19 has impacted our ability to source certain components and could also reduce demand for our products.
•We have a history of losses and may not achieve or sustain profitability in the future.

•Our industry is subject to rapid technological change.
•We depend on the commercial deployment of 4G LTE narrow band variants and 5G communications equipment, products and services to grow our business.
•If we fail to successfully develop, commercialize, produce and sell our module product line, our business, revenue and operating results may be harmed.
•We depend on a small number of customers for a significant portion of our revenue.
•Our customers may cancel their orders, change production quantities or delay production, and if we fail to forecast demand for our products accurately, we may incur product shortages, delays in product shipments or excess or insufficient product inventory, which could harm our business.
•If customers do not design our semiconductor solutions into their product offerings, our business would be harmed.
•If we are unable to compete effectively, we may not increase or maintain our revenue or market share.
•If we experience material changes to the competitive structure of our industry, we may not increase or sustain our revenue or market share.
•If we are unable to effectively manage our business through periods of economic or market slow-down and any subsequent future growth, we may not be able to execute our business plan.
•We have significant ongoing capital requirements.
•The average selling prices of our semiconductor solutions have historically decreased over time.
•The semiconductor and communications industries have historically experienced significant fluctuations with prolonged downturns.
•The complexity of our semiconductor solutions could result in unforeseen delays or expenses from undetected defects or design errors in hardware or software.
•We are subject to risks inherent in our international operations.
•The decision by British voters to exit the European Union may negatively impact our operations.
•A portion of our software development and testing activity is outsourced to a third-party provider in Kiev, Ukraine.
•Rapidly changing standards could make our semiconductor solutions obsolete.
•Changes in current laws or regulations or the imposition of new laws or regulations could impede the sale of our products or otherwise harm our business.
•Fluctuations in foreign exchange rates may harm our financial results.
•Our global operations are subject to risks for which we may not be adequately insured.
Risks Related to the Manufacture of Our Products
•Certain natural disasters may negatively impact our business.
•We depend on one independent foundry to manufacture our semiconductor wafers and do not have a long-term agreement with such foundry.
•If our foundry vendor does not achieve satisfactory yields or quality, our reputation and customer relationships could be harmed.
•We depend on one technology partner to provide components for and to manufacture the Monarch SiP.
•Any increase in the manufacturing cost of our products would reduce our gross margins and operating profit.
•We outsource our assembly, testing, warehousing and shipping operations to third parties.
•We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration.
Risks Related to Intellectual Property Rights
•We or our customers may be required to obtain licenses for certain so-called “standard essential patents” in order to comply with applicable standards.
•We may not be able to obtain, or may choose not to obtain, sufficient intellectual property rights to provide us with meaningful protection or commercial advantage.

•Assertions by third parties of infringement by us or our customers of their intellectual property rights could result in significant costs and cause our operating results to suffer.
•Any potential dispute involving our patents or other intellectual property could also include our industry partners and customers, which could trigger our indemnification obligations to them and result in substantial expense to us.
•Our failure to comply with obligations under open source licenses could require us to release our source code to the public or cease distribution of our products.
Risks Related to Material Weaknesses in Our Internal Control Over Financial Reporting
•We are required to document and test our internal control procedures and to provide a report by management on internal control over financial reporting.
Risks Related to Ownership of Our Shares and ADSs
•Fluctuations in our operating results on a quarterly or annual basis and difficulty predicting our quarterly operating results could cause the market price of the ADSs to decline.
•If securities or industry analysts cease to publish research reports about us or our industry, or if they adversely change their recommendations regarding the ADSs.
•We have no present intention to pay dividends on our ordinary shares in the foreseeable future.
•You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.
•You may be subject to limitations on the transfer of your ADSs.
•As a foreign private issuer, we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company, which may limit the information available to holders of the ADSs.
•As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards.
•U.S. holders of the ADSs may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.
•We may be subject to legal actions that could distract our management and increase costs.
•You may be unable to recover in civil proceedings for U.S. securities laws violations.
•ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement.
•The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.
•Our by-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.
•The exercise or conversion of outstanding stock options, founders' warrants, restricted shares, warrants and convertible notes into ordinary shares will dilute the percentage ownership of our other shareholders.
•If we raise additional capital in the future, your ownership in us could be diluted.
•The Public Company Accounting Oversight Board, or PCAOB, is currently unable to inspect the audit work and practices of auditors operating in France, including our auditor.
General Risks
•The loss of any of our key personnel could seriously harm our business.
•Adverse outcomes in tax disputes could subject us to tax assessments and potential penalties.
•Our business and operations could suffer in the event of security breaches.
•Changes in International Financial Reporting Standards (“IFRS”) could adversely affect our financial results and may require significant changes to our internal accounting systems and processes.
•In preparing our financial statements we make certain assumptions, judgments and estimates that affect amounts reported in our consolidated financial statements, which, if not accurate, may significantly impact our financial results.

Risks Related to Our Business and Industry
COVID-19 has impacted our ability to source certain components from Asia and could also reduce demand for our products
Our business has been, and may continue to be, affected by the widespread outbreak of COVID-19. Both our suppliers and our customers source certain components necessary for production from manufacturers in locations that have been or may be adversely affected by the outbreak. Further shortages may result in a reduction of production capacity, which could negatively affect our revenues. Any outbreak of contagious diseases, including further expansion of the COVID-19 pandemic, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to operate our business during government shelter-in-place orders, to travel or to manufacture or distribute our products, as well as temporary closures of our facilities and the facilities of our suppliers or customers.
For example, early in 2020 we experienced shortages in Skyworks components due to their temporary closure of their Mexicali, Mexico plant. Any further disruption of our or our suppliers’ or customers’ operations would likely impact our sales and operating results, including our revenue expectations. Similarly, the government of France has ordered that all non-essential businesses close over several periods throughout 2020, which has required that we move to remote working. In contrast, our broadband business has experienced a significant increase in orders for our modules that power Verizon’s JetPack Ellipsis portable router, which is being used to help schools and students with remote learning applications as many students in the United States are not able to return to classes full-time. There can be no assurance that the increased broadband sales will continue once students are able to return to in-person classes.
In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could impact our operating results. As the circumstances surrounding the COVID-19 pandemic continue to impact the world economy, the extent to which it may impact our business remains uncertain.
We have a history of losses and have experienced a significant decline in revenue from 2011, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.
We were established in 2003 and began operations in 2004, and have incurred losses on an annual basis since inception. We experienced net losses of $36.7 million and $54.5 million in 2019 and 2020, respectively. At December 31, 2020, our accumulated deficit was $363.2 million. We expect to continue to incur significant expense related to the development of our 4G and 5G products and expansion of our business. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. If we do not, we may not be able to achieve or maintain profitability, and we may continue to incur significant losses in the future.
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
Our success and the success of our new products will depend on accurate forecasts of future technological developments, customer and consumer requirements and long-term market demand, as well as on a variety of specific implementation factors, including:
•accurate prediction of the size and growth of the 4G and 5G markets;
•accurate prediction of changes in device manufacturer requirements, technology, industry standards or consumer expectations, demands and preferences;
•accurate prediction of the growth of the Internet of Things markets and the timing of commercial availability of 4G and 5G networks;
•timely and efficient completion of process design and transfer to manufacturing, assembly and testing, and securing sufficient manufacturing capacity to allow us to continue to timely and cost-effectively deliver products to our customers;
•market acceptance, adequate consumer demand and commercial production of the products in which our semiconductor solutions are incorporated;
•the quality, performance, functionality and reliability of our products as compared to competing products and technologies; and
•effective marketing, sales and customer service.
The markets for our semiconductor solutions are characterized by frequent introduction of next generation and new products with new features and functionalities, short product life cycles in the case of consumer products and significant price competition. If we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations would suffer. In addition, frequent technology changes and introduction of next generation products may result in inventory obsolescence, which could reduce our gross margins and harm our operating performance. If we fail to timely introduce new products that meet the demands of our customers or our target markets, or if we fail to penetrate new markets, our revenue will decrease, and our financial condition would suffer.
We depend on the commercial deployment of 4G LTE narrow band variants and 5G communications equipment, products and services to grow our business, and our business may be harmed if wireless carriers delay or are unsuccessful in the adoption of Cat M, Cat NB and 5G standards, or if they deploy technologies that are not supported by our solutions.
We depend upon the continued commercial deployment of 4G and 5G wireless communications equipment, products and services based on our technology. Deployment of new networks by wireless carriers requires significant capital expenditures, well in advance of any revenue from such networks. If the rate of deployment of new networks by wireless carriers is slower than we expect or if 4G and 5G technologies are not as widely adopted by consumers, businesses and other enterprises as we expect, this will reduce the sales of our products and could cause OEMs and ODMs to hold excess inventory. This would harm our revenues and our financial results.
The commercial deployment and adoption of the narrow band LTE variants, Cat M and Cat NB, are expected to expand the markets for Internet of Things devices. If the Cat M or Cat NB standards are not successfully adopted and deployed, are further delayed or if competing standards for Internet of Things devices become favored by wireless carriers, we may not be able to successfully increase sales of our Cat M and Cat NB products, which would harm our revenues and our financial results.
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
Participating in the module business could create a perception among our customers that we are competing with them if they are also in the module business, which could impair our chipset business prospects with such customers. The module can be considered an end product with full 4G LTE functionality; therefore, there is market pressure for us to sell our modules with standard essential IP indemnification from manufacturers of products not normally incorporating a communication function. We intend to seek license agreements for the module in order to offer standard indemnification to our manufacturing partners, but there can be no assurance that we will be successful in obtaining licenses for standard essential IP on acceptable terms.
We depend on a small number of customers for a significant portion of our revenue. If we fail to retain or expand customer relationships, our business could be harmed.
A significant amount of our total revenue is attributable to a small number of customers, and we anticipate that this will continue to be the case for the foreseeable future. These customers may decide not to purchase our semiconductor solutions and services at all, to purchase fewer semiconductor solutions and services than they did in the past or to alter the terms on which they purchase our products and services. In addition, to the extent that any customer represents a disproportionately high percentage of our accounts receivable, our exposure to that customer is further increased should they be unable or choose not to pay such accounts receivable on a timely basis or at all.
Our top ten customers accounted for 86%, 95% and 98% of our total revenue in 2018, 2019 and 2020, respectively, and three customers each accounted for more than 10% of our total revenue in 2020. The following table summarizes customers representing a significant portion of total revenue:

Customer	% of total revenues for the year ended December 31,			% of our trade receivable at December 31,
	2018	2019	2020	2020
A	—%	22%	45%	30%
B	32%	27%	20%	28%
C	—%	7%	18%	—%
D	Less than 10%	10%	Less than 10%	3%
E	13%	Less than 10%	—%	—%
We expect that some of these customers, particularly those above 10% during 2020, could each continue to represent at least 10% of our revenue in 2021 given the long product design and life cycles in our markets. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.
Consolidation among our customers could also lead to increased customer bargaining power, or reduced customer spending. Further, new business may be delayed if a key customer uses its leverage to push for terms that are worse for us and we nonetheless continue to negotiate for better terms, in which case revenue in any particular quarter or year may fail to meet expectations. Also, the loss of any of these customers or the failure to secure new contracts with these customers could further increase our reliance on our remaining customers. Further, if any of our key customers default, declare bankruptcy or otherwise delay or fail to pay amounts owed, or we otherwise have a dispute with any of these customers, our results of operations would be negatively affected in the short term and possibly the long term. These customers may seek to renegotiate pre-existing contractual commitments due to adverse changes in their own businesses or, in some cases, take advantage of contractual provisions that permit the suspension of contracted work for some period if their business experiences a financial hardship, which would harm our operating results. To the extent our customers experience liquidity constraints, we may incur bad debt expense, which may have a significant impact on its results of operations. Major customers may also seek pricing, payment, intellectual property-related, or other commercial terms that are less favorable to us, which may have a negative impact on our business, cash flow, revenue and gross margins. In addition, these events could cause significant fluctuations in results of operations because our expenses are fixed in the short term and it takes us a long time to replace customers or reassign resources.
Our customers may cancel their orders, change production quantities or delay production, and if we fail to forecast demand for our products accurately, we may incur product shortages, delays in product shipments or excess or insufficient product inventory, which could harm our business.
We do not have firm, long-term purchase commitments from our customers. Substantially all of our sales are made on a purchase order basis, and in most cases, our customers are not contractually committed to buy any quantity of products from us beyond firm purchase orders. Additionally, customers may cancel, change or delay purchase orders already in place with little or no notice to us. Because production lead times often exceed the amount of time required to fulfill orders, we often must manufacture in advance of orders, relying on an imperfect demand forecast to project volumes and product mix. Our ability to accurately forecast demand can be harmed by a number of factors, including inaccurate forecasting by our customers, changes in market conditions, changes in our product order mix and demand for our customers’ products. Even after an order is received, our customers may cancel these orders or request a decrease in production quantities under certain conditions. Any such cancellation or decrease subjects us to a number of risks, most notably, that our projected sales will not materialize on schedule or at all, leading to unanticipated revenue shortfalls and excess or obsolete inventory, which we may be unable to sell to other customers. Alternatively, if we are unable to project customer requirements accurately, we may not manufacture enough semiconductor solutions, which could lead to delays in product shipments and lost sales opportunities in the near term, as well as force our customers to identify alternative sources, which could affect our ongoing relationships with these customers. We have in the past had customers significantly increase their requested production quantities with little or no advance notice. If we do not fulfill customer demands in a timely manner, our customers may cancel their orders, and we may be subject to customer claims for cost of replacement. Underestimating or overestimating demand would lead to insufficient, excess or obsolete inventory and could harm our operating results, cash flow and financial condition, as well as our relationships with our customers and our reputation in the marketplace.
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
Furthermore, even if an OEM designs one of our semiconductor solutions into its product offering, we cannot be assured that its product will be commercially successful and that we will receive any revenue from that OEM. This risk is heightened because some of our customers, particularly in the massive Internet of Things markets, do not have significant experience designing products utilizing 4G technology. If our customers’ products incorporating our semiconductor solutions fail to meet the demands of their customers or otherwise fail to achieve market acceptance, our revenue and business would be harmed.
If we are unable to compete effectively, we may not increase or maintain our revenue or market share, which would harm our business.
We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our revenue and market share may decline. We face or expect to face competition from established semiconductor companies such as Altair Semiconductor (a Sony Corporation subsidiary), HiSilicon Technologies (a Huawei subsidiary), Mediatek, Nordic Semiconductor, Qualcomm Incorporated, RDA, Samsung Electronics Co. Ltd. and Unisoc (formerly Spreadtrum Communications), as well as smaller actors in the market such as GCT Semiconductor. Many of our competitors have longer operating histories, significantly greater resources and name recognition, and a larger base of existing customers than us. The significant resources of these larger competitors may allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements or to bring new products to market in a more timely manner than us. For example, some competitors may have greater access or rights to complementary technologies, including GNSS (GPS), Bluetooth, sensors, graphic processing, etc., and we may need to develop or acquire complementary technologies or partner with others to bring to market solutions that integrate enhanced functionalities. We expect to pursue such transactions or partnerships if appropriate opportunities arise. However, we may not be able to identify suitable transactions or partners in the future, or if we do identify such transactions or partners, we may not be able to complete them on commercially acceptable terms, or at all. In addition, these competitors may have greater credibility with our existing and potential customers. Many of these competitors are located in Asia or have a significant presence and operating history in Asia and, as a result, may be in a better position than we are to work with manufacturers and customers located in Asia. Many of our competitors have been doing business with customers for a longer period of time and have well-established relationships, which may provide them with advantages, including access to information regarding future trends and requirements that may not be available to us. In addition, some of our competitors may provide incentives to customers or offer bundled solutions with complementary products, which could be attractive to some customers, or adopt more aggressive pricing policies, which may make it difficult for us to gain or maintain market share.
Our ability to compete effectively will depend on a number of factors, including:
•our ability to anticipate market and technology trends and successfully develop products that meet market needs;
•our ability to deliver products in large volume on a timely basis at competitive prices;
•our success in identifying and penetrating new markets, applications and customers;
•our ability to accurately understand the price points and performance metrics of competing products in the market;
•our products’ performance and cost-effectiveness relative to those of our competitors;
•our ability to develop and maintain relationships with key customers, wireless carriers, OEMs and ODMs;
•our ability to secure sufficient high-quality supply for our products;
•our ability to conform to industry standards while developing new and proprietary technologies to offer products and features previously not available in the 4G and 5G markets;
•our ability to develop or acquire complementary technologies or to partner with others to bring to market products with enhanced functionalities; and
•our ability to recruit design and application engineers with expertise in wireless broadband communications technologies and sales and marketing personnel.
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
Our future operating results depend to a large extent on our ability to successfully manage our business through periods of economic or market slow-down, and periods of subsequent expansion and growth. To manage our growth successfully and handle the responsibilities of being a public company, we believe we must, among other things, effectively:

•recruit, hire, train and manage additional qualified engineers for our research and development activities, especially in the positions of design engineering, product and test engineering, and applications engineering;
•add additional sales personnel and expand sales offices;
•add additional finance and accounting personnel;
•implement and improve our administrative, financial and operational systems, procedures and controls; and
•enhance our information technology support for enterprise resource planning and design engineering by adapting and expanding our systems and tool capabilities, and properly training new hires as to their use.
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
During periods of economic or market slow-down, we must also effectively manage our expenses to preserve our ability to carry out such research and development. We are likely to incur product and market development costs earlier than some of the anticipated benefits, and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results. In 2020, we increased operating expenses as we invested in our development of 5G products, which we do not expect will result in significant product revenues before 2023.
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
The communications industry has experienced pronounced downturns, and these cycles may continue in the future. A future decline in global economic conditions could have adverse, wide-ranging effects on demand for our semiconductor solutions and for the products of our customers, particularly wireless communications equipment manufacturers or other participants in the wireless industry, such as wireless carriers. Inflation, deflation and economic recessions that harm the global economy and capital markets also harm our customers and our end consumers. Specifically, the continued deployment of new 4G and 5G networks requires significant capital expenditures and wireless carriers may choose not to undertake network expansion efforts during an economic downturn or time of other economic uncertainty. Our customers’ ability to purchase or pay for our semiconductor solutions and services, obtain financing and upgrade wireless networks could be harmed, and networking equipment providers may slow their research and development activities, cancel or delay new product development, reduce their inventories and take a cautious approach to acquiring our products, which would have a significant negative impact on our business. If such economic situations were to occur, our operating results, cash flow and financial condition could be harmed. In the future, any of these trends may also cause our operating results to fluctuate significantly from year to year~~,~~
The complexity of our semiconductor solutions could result in unforeseen delays or expenses from undetected defects or design errors in hardware or software, which could reduce the market acceptance for our semiconductor solutions, damage our reputation with current or prospective customers and increase our costs.
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
Our international revenues account for a substantial majority of our total revenues. As a result, we must provide significant service and support globally. We intend to maintain or expand our international operations and expect to incur costs doing so. We cannot assure you that we will be able to recover our investments in international markets. Our results of operations could be adversely affected by a variety of factors, including:
•the longer payment cycles associated with many foreign customers;
•the typically longer periods from placement of orders to revenue recognition in certain international and emerging markets;
•currency fluctuations;
•the difficulties in interpreting or enforcing our agreements and collecting receivables through many foreign countries’ legal systems;
•unstable regional political and economic conditions or changes in restrictions on trade among countries;
•changes in the political, regulatory, safety or economic conditions in a country or region;
•the imposition by governments of additional taxes, tariffs, global economic sanctions programs or other restrictions on foreign trade, including recent U.S. and Chinese tariffs;

•any inability to comply with export or import laws and requirements or any violation of sanctions regulations, which may result in enforcement actions, civil or criminal penalties and restrictions on exports;
•any increase in the cost of trade compliance functions to comply with changes to regulatory requirements; and
•the possibility that it may be more difficult to protect our intellectual property in foreign countries.
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
While we have not experienced any material financial impact from Brexit on our business to date as we only make intercompany sales from Sequans Communications Ltd., our United Kingdom subsidiary, to Sequans Communications S.A., we expect that we may incur increased duties and taxes on intercompany sales and research expenses incurred by the U.K. subsidiary will no longer be eligible costs for the French research tax credit beginning in 2021. We cannot as yet predict further implications. The ultimate impact from Brexit on our business and operations over the long term will depend, in part, on the outcome of tariff, tax treaties, trade, regulatory, and other negotiations the United Kingdom conducts.
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
We design our semiconductor solutions to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc. (IEEE), the 3rd Generation Partnership Project (3GPP) and Open Mobile Alliance (OMA). We also depend on industry groups such as the Global Certification Forum (GCF) and the PTS Type Certification Review Board (PTCRB) to help certify and maintain certification of our semiconductor solutions. If our customers adopt new or competing industry standards that are not compatible with our semiconductor solutions, if industry groups fail to adopt standards compatible with our semiconductor solutions or if our customers are requiring chip certifications that we did not design our products for, our existing semiconductor solutions would become less desirable to our customers and our sales would suffer. The emergence of markets for our products is affected by a variety of factors beyond our control. In particular, our semiconductor solutions are designed to conform to current specific industry standards. Competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new semiconductor solutions. For example, in the Internet of Things markets, we expect to face indirect competition from companies such as SIGFOX or others using LoRa Wireless RF technology, a long range, low power consumption and data transmission protocol for Internet of Things devices. Wireless carriers have started deploying 5G technology, the next phase of mobile telecommunications standards, beginning in 2020. If we are unable to successfully develop or commercialize products for the 5G standard, our semiconductor solutions could become obsolete, which would cause our sales and financial results to suffer. Governments and foreign regulators may adopt standards that are incompatible with our semiconductor solutions, favor alternative technologies or adopt stringent regulations that would impair or make commercially unviable the deployment of our semiconductor solutions. In addition, existing standards may be challenged as infringing upon the intellectual property rights of other companies or may become obsolete.
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
Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling, the Chinese yuan and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, as measured using the Company's 2020 weighted average exchange rate of one euro = $1.1325, we estimate the impact, in absolute terms, on operating expenses and on financial liabilities for the year ended December 31, 2020 would have been $5.0 million.
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

Risks Related to the Manufacture of Our Products
Certain natural disasters, such as fires, coastal flooding, large earthquakes, volcanic eruptions or pandemics, may negatively impact our business. Any disruption to the operations of our foundry and assembly and testing subcontractors or our supply chain could cause significant delays in the production or shipment of our products.
If fires, coastal flooding, a large earthquake, volcanic eruption, new pandemic or other natural disaster were to directly damage, destroy or disrupt our partners’ manufacturing facilities or the facilities of our testing, assembly and manufacturing contractors or our component suppliers, it could disrupt our operations, delay new production and shipments of existing inventory, or result in costly repairs, replacements, the need to find alternative suppliers or other costs, all of which would negatively impact our business. For example, a fire at Asahi Kasei Microsystem’s semiconductor factory in Japan in October 2020 completely shut down production of its TCXO crystal oscillator products, which account for approximately half of the worldwide industry production of these products and are a primary component in our products. Unimcron, a major supplier of PCB and substrates for packaging, also had a factory fire in October 2020 which has constrained the supply of these components and increased lead times, as well as increasing pricing across. We are seeking secondary sources in our supply chain and will utilize existing inventory through early 2021. If we are unable to qualify additional suppliers prior to exhausting our current inventory or are unable to source alternative components in sufficient quantity, we could experience significant delays in the production or shipment of our semiconductor solutions or experience significant increases in our supply chain costs until we are able to shift our supply to an alternative vendor. These events and their consequences could negatively impact our results of operations and cash flows, both during and after the period of operational difficulties, and could harm our reputation.
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
Access to foundry capacity is critical to our business because we are a fabless semiconductor company. We depend on a sole independent foundry, Taiwan Semiconductor Manufacturing Company Limited, or TSMC, in Taiwan to manufacture our semiconductor wafers. Because we outsource our manufacturing to a single foundry, we face several significant risks, including:
•constraints in or unavailability of manufacturing capacity;
•limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and
•the unavailability of, or potential delays in obtaining access to, key process technologies.
If we do not accurately forecast our capacity needs, TSMC may not have available capacity to meet our immediate needs, or we may be required to pay higher costs to fulfill those needs, either of which could harm our business, results of operations or financial condition.
The ability of TSMC to provide us with semiconductor wafers is limited at any given time by their available capacity, and we do not have a guaranteed level of manufacturing capacity. We do not have any agreement with TSMC and place our orders on a purchase order basis. As a result, if TSMC raises its prices or is not able to satisfy our required capacity for any reason, including natural or other disasters or as a result of factory shutdowns or slowdowns from the COVID-19 pandemic, allocates capacity to larger customers or to different sectors of the semiconductor industry, experiences labor issues or shortages or delays in shipment of semiconductor equipment or materials used in the manufacture of our semiconductors, or if our business relationship with TSMC deteriorates, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, in a timely manner, or at all. As an example, in 2021 TSMC has put its customers, including us, on allocation as they have announced that demand is in excess of their capacity. We believe that the capacity allocated to us for at least the first half of 2021 is sufficient for our needs, but may limit our ability to meet all our customer demand beginning in the second half of 2021 if our allocation is not increased.
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
The Monarch SiP includes radio components from and is assembled by Skyworks Solutions, Inc. ("Skyworks"). The Monarch SiP is commercialized by both Skyworks and us, under each company's own part number. If Skyworks decides to cease manufacturing any of the components incorporated in the Monarch SiP, or decides to cease manufacturing the Monarch SiP, we do not have an alternative solution for producing this product and would be unable to ship. This would cause us to lose revenue and market share and could damage our customer relationships.
Any increase in the manufacturing cost of our products would reduce our gross margins and operating profit.
The semiconductor business is characterized by ongoing competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our products, whether by adverse purchase price or manufacturing cost variances or due to other factors, will reduce our gross margins and operating profit. We do not have long-term supply agreements with our manufacturing, testing or assembly suppliers, although with large suppliers we typically negotiate pricing on an annual basis. With other suppliers we typically negotiate on a purchase order by purchase order basis. We may not be able to obtain price reductions, or anticipate or prevent future price increases from our suppliers. Because we have a sole supplier of wafers and limited sources of testing and assembly for both chipsets and modules, we may not be able to negotiate favorable pricing terms from our suppliers. These and other related factors could impair our ability to control our costs and could harm our operating results.
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
The services provided by these vendors could be subject to disruption for a variety of reasons, including natural disasters, such as earthquakes, labor disputes, power outages, or if our relationship with a vendor is damaged. If we experience problems at a particular location, we would be required to transfer the impacted services to a backup vendor, which could be costly and require a significant amount of time. During such a transition, we would be required to meet customer demand from our then-existing inventory, as well as any partially finished goods that can be modified to the required product specifications, which may not be possible or cost effective. Further, we do not have any long-term agreements with most of these vendors. If one or more of these vendors terminates its relationship with us, allocates capacity to other customers or if we encounter any problems with our supply chain, it could harm our ability to ship our products to our customers on time and in the quantity required, which in turn could cause an unanticipated decline in our sales and possibly damage our customer relationships.
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
Risks Related to Intellectual Property Rights
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
We have in the past received, and as a public company operating in a highly competitive marketplace, we expect that in the future we will receive, communications and offers from various industry participants and others alleging that we have infringed or have misappropriated their patents, trade secrets or other intellectual property rights and/or inviting us to license their technology and intellectual property. Any lawsuits resulting from such allegations of infringement or invitations to license, including suits challenging 4G or 5G standards, could subject us to significant liability for damages and/or challenge our activities. Any potential intellectual property litigation also could force us to do one or more of the following:
•stop selling products or using technology that contain the allegedly infringing intellectual property;
•abandon the opportunity to license our technology to others or to collect royalty payments;
•incur significant legal expenses;
•pay substantial damages to the party whose intellectual property rights we may be found to be infringing;
•redesign those products that contain the allegedly infringing intellectual property; or
•attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

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
In the course of preparing our 2018 consolidated financial statements, we identified a deficiency in our internal control over financial reporting that constituted a material weakness in our internal control over financial reporting. We determined that our management’s review controls and other controls over the accounting and presentation of complex, non-routine transactions were not adequately designed and documented. In 2018, the complex, non-routine transaction that exposed the material weakness was the amendment of convertible notes issued in prior years as well as the issuance of new financial instruments with equity components and their associated deferred tax impacts. Specifically, our management identified that our controls lacked sufficient specificity, including evaluation of all relevant accounting standards for these complex transactions.
This material weakness was not remediated in 2019 as we identified that our management’s review controls and other controls over the accounting and presentation of certain transactions were not adequately designed and operated. These included certain complex revenue arrangements entered into in 2019 and certain revenue transactions, including the related variable consideration in certain instances, that were not recorded in the proper period for annual or interim financial information purposes. Specifically, our management identified that our controls lacked sufficient specificity, including proper evaluation of all relevant accounting standards for these transactions.
In the year ended December 31, 2020, we remediated the previous material weakness, and no new material weaknesses were identified.

Although we were able to remedy the material weakness in 2020, we have a small finance team with limited resources, and we can give no assurances that other material weaknesses will not arise in the future. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Deficiencies, including any material weakness, in our internal control over financial reporting that may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, suspension or delisting of our ADSs from the New York Stock Exchange, or otherwise materially adversely affect our business, reputation, results of operations and financial condition.
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
Factors that may cause our operating results to fluctuate include but are not limited to:

•reductions in orders or cancellations by our customers;
•changes in customer mix, the mix of products and services sold and the mix of geographies in which our products and services are sold;
•reduced visibility into our customers’ spending plans and associated revenue;
•current and potential customer, partner and supplier consolidation and concentration;
•changes in the size, growth or growth prospects of the LTE and IoT markets;
•changes in the competitive dynamics of our market, including new entrants or pricing pressures, and our ability to compete in the LTE and IoT markets;
•timing and success of commercial deployments of and upgrades to 4G wireless networks and the next generation 5G wireless networks;
•timely availability, at a reasonable cost, of adequate manufacturing capacity with the sole foundry that manufactures our products;
•our ability to successfully define, design and release new products in a timely manner that meet our customers’ needs;
•timing and growth rate of revenues from the LTE and IoT markets;
•changes in manufacturing costs, including wafer, test and assembly costs, mask costs and manufacturing yields;
•the timing of product announcements by competitors or us;
•costs associated with litigation, especially related to intellectual property and securities class actions;
•costs associated with any violation of the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act, or other similar foreign laws;
•impairment of our ability to transact business in the European Union and uncertainty as to national laws and regulations, including intellectual property rights, following the United Kingdom’s exit from the European Union;
•the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel COVID-19 first identified in Wuhan, Hubei Province, China;
•changing economic and political conditions at a global or local level;
•how well we execute on our strategy and operating plans and the impact of changes in our business model that could result in significant restructuring changes; and
•our ability to achieve targeted cost reductions.
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
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of the ADSs has fluctuated substantially and is likely to fluctuate in the future, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. While we do not believe we were a PFIC for 2020, there is no assurance that we will not be a PFIC in 2021 or later years. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, having interest charges apply to distributions by us and the proceeds of ADS sales and additional reporting requirements. We do not expect to provide to U.S. holders, the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Item 10.E—Taxation—Material United States Federal Income Tax Consequences.”

We have been and in the future may be subject to legal actions that could distract our management and increase costs, which may adversely affect our financial condition or our reputation.

In August 2017, two securities class action lawsuits were filed, which were consolidated into a single lawsuit in September 2017, alleging violations of the U.S. federal securities laws by us, our President and CEO, and our Chief Financial Officer. The parties reached a tentative settlement on March 25, 2020, which received formal documentation and court approval on September 28, 2020. The costs of the ultimate resolution did not exceed our insurance coverage after our deductible. However, the premium for our directors and officers insurance increased significantly with a higher retention and reduced coverage. An unfavorable outcome in any future lawsuit or proceeding could have an adverse impact on our business, financial condition and results of operations. Further, if our stock price is volatile, we may become involved in further litigation. Any current or future litigation, regardless of its merits, could result in substantial costs and a diversion of our management’s attention and resources that are needed to successfully run our business.
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
Provisions contained in our by-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:
•our shares are in registered form only, and we must be notified of any transfer of our shares in order for such transfer to be validly registered;
•our by-laws provide for directors to be elected for three-year terms, and we intend to elect one third of the directors every year;
•our shareholders may grant our board of directors, broad authorizations to increase our share capital;
•our board of directors has the right to appoint directors to fill a vacancy created by the resignation, death or removal of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;
•our board of directors can only be convened by its chairman except when no board meeting has been held for more than two consecutive months;
•our board of directors' meetings can only be regularly held if at least half of the directors attend either physically or by way of secured telecommunications;
•approval of at least a majority of the shares entitled to vote at an ordinary shareholders’ general meeting is required to remove directors with or without cause;

•advance notice is required for nominations for election to the board of directors or for proposing matters that can be acted upon at a shareholders’ meeting; and
•the sections of the by-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by 66 2/3% of our shareholders present or represented at the meeting.
The exercise or conversion of outstanding stock options, founders' warrants, restricted shares, warrants and convertible notes into ordinary shares will dilute the percentage ownership of our other shareholders and the sale of such shares may adversely affect the market price of the ADSs.
As of March 19, 2021, there were outstanding stock options, founders' warrants, and unvested restricted shares to purchase an aggregate of approximately 13.5 million of our ordinary shares (representing approximately 3.4 million ADSs), and more restricted shares, options and warrants will likely be granted in the future to our officers, directors, employees and consultants. We also have outstanding issuances of convertible notes: one issued in 2015 with further subscription of notes in 2018 (the "2015 Notes") and one issued in August 2019 (the "August 2019 Notes"). The 2015 Notes may be converted into 3.4 million ADSs at a conversion price of $6.80 per ADS and the August 2019 Notes may be converted into 1.5 million ADSs at a conversion price of $4.12 per ADS. In September 2018, we issued warrants to purchase 0.5 million ADSs with an exercise price of $6.80 per ADS to the holder of the Notes. In October 2018, we issued warrants to purchase 0.2 million ADSs with an exercise price of $5.36 per ADS to the venture debt lender in connection with a €12,000,000 debt financing done at that time. In February 2019, we issued warrants to purchase 2.3 million ADSs with an exercise price of €0.08 per ADS to a strategic investor. We may issue additional warrants or convertible notes in connection with acquisitions, borrowing arrangement or other strategic or financial transactions. The exercise of outstanding stock options, warrants, or convertible notes, and the vesting of restricted shares, will dilute the percentage ownership of our other shareholders. The exercise of these options, warrants and convertible notes and the vesting of restricted shares, with the subsequent sale of the underlying ordinary shares could cause a decline in the market price of the ADSs.
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
The Public Company Accounting Oversight Board, or PCAOB, is currently unable to inspect the audit work and practices of auditors operating in France, including our auditor.
Our auditor, Ernst & Young Audit, is registered with the Public Company Accounting Oversight Board (PCAOB) in the United States. The PCAOB’s cooperative arrangement with the French audit authority expired in December 2019. This expiration of this cooperative arrangement prevents inspections of registered firms in France until a new arrangement is concluded. Such inspections assess a registered firm’s compliance with U.S. law and professional standards in connection with the performance of audits of financial statements filed with the SEC. As a result, our investors may not realize the potential benefits of such inspections until a new cooperative arrangement, which is currently under negotiation, is entered into and inspections in France resume.
General Risks
The loss of any of our key personnel could seriously harm our business, and our failure to attract or retain specialized technical, management or sales and marketing employees could impair our ability to grow our business.
We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled management, engineering and sales and marketing personnel. The loss of any key employees or the inability to attract, retain or motivate qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of and harm our ability to sell our semiconductor solutions. We believe that our future success is dependent on the contributions of Georges Karam, our co-founder and chief executive officer. The loss of the services of Dr. Karam, other executive officers or certain other key personnel could materially harm our business, financial condition and results of operations. For example, if any of these individuals were to leave unexpectedly, we could face substantial difficulty in hiring qualified successors, and could experience a loss in productivity during the search for any such successor and while any successor is integrated into our business and operations.

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
Principal Capital Expenditures
Our capital expenditures including purchase of intangible assets for the years ended December 31, 2018, 2019 and 2020 amounted to $9.2 million, $9.1 million and $13.8 million, respectively. They primarily consisted of purchases related to LTE product development and 5G product development beginning in 2020 as well as capitalized development costs. We anticipate our capital expenditures in the year ended December 31, 2021 to be primarily for ongoing 4G and 5G product development. We anticipate our capital expenditure in 2021 to be financed from our cash on hand plus financing from strategic alliances, R&D project financing, issuance of debt and/or equity. Should we decide to broaden our product range by acquiring or developing complementary technologies, we would need additional capital expenditures in order to support development of multi-mode or multi-feature products.

B.	Business Overview
Overview
We are a fabless designer, developer and supplier of cellular semiconductor solutions for massive, broadband and critical Internet of Things (IoT) markets. We offer a comprehensive set of 5G/4G chips and modules fully optimized for non-smartphone devices. massive IoT refers to applications with lower data transmission needs but where the technology must be extremely optimized in power consumption and cost to enable massive deployment. It covers applications such as smart mobility and logistics, smart cities, e-health and wellness, and smart homes to name few. On the other side, for broadband and critical IoT applications, the technology is optimized to provide to homes, enterprises and industrial sites the highest possible throughput and the lowest latency. While this requirement is similar to what we can see in a smartphone, our solutions focus on providing better trade-off in cost and performance optimized for broadband IoT devices such as enterprise routers and home gateways. Our product portfolio is composed of chips, or integrated circuits (IC) of baseband processors and radio frequency (RF) transceivers, as well as machine-to-machine (M2M) modules that incorporate these chips along with radio front end subsystem, and rich software that includes advanced modem and signal processing code as well as protocol stack and higher-layer applications. Our goal is to deliver an advanced set of features with technology optimized to address the IoT requirements: power, cost and size for massive IoT, and throughput, cost and latency for broadband and critical IoT. And for both, to deliver high reliability with advanced security algorithms at a competitive price.
As the old 2G/3G cellular networks are switching-off around the world and operators are expanding the 4G networks coverage and deploying 5G, the massive, broadband and critical IoT markets will be increasingly served with single-mode 4G LTE, or LTE-only, devices and, beginning in 2021, with 5G devices that can fallback to 4G LTE. Sequans has always focused on 4G and 5G as there is very limited value to have 2G/3G for non-smartphone IoT devices. Specifically, we believe there are significant advantages in size, power consumption, product cost, development costs and operator certification costs for our customers to produce LTE-only devices compared to their more expensive, larger, more power hungry and more complex multi-mode 2G/3G/4G counterparts. In addition, the completion of 3GPP Release 13/14 in 2016 ratified two new LTE categories targeting low power, low data-use machine-type communications to serve the massive IoT market. LTE-M (also known as LTE Cat M) and NB-IoT (also known as Cat NB) enable dramatically better power efficiency, reduced module costs and better coverage for massive IoT devices compared to high-speed LTE (targeting broadband speed) or even 2G or 3G solutions, historically used to provide M2M cellular connectivity. With the evolution in 3GPP release 15 of the standard moving to 5G, compatibility with 4G becomes a requirement. We believe we will be able to deliver dual mode (5G and 4G) products leveraging all our past 4G development efforts and reinforcing our position in both the massive IoT and broadband and critical IoT spaces.

With our solutions we address the rapidly-growing 5G/4G massive IoT market with the NB-IoT and Cat M technologies, which continue to be rolled out around the world. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch, Monarch 2 dual mode LTE-M/NB IoT, and Calliope and Calliope 2 Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability.
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
Note that many vertical applications, such as Satellite, Avionic, Public Safety and Military are interested to leverage the cellular 5G/4G 3GPP standard to serve their markets. Using our 5G/4G platforms developed originally for the cellular IoT market segments described above, we address this market by offering software services to do the required modifications on such platforms in order to offer optimized solutions for these vertical applications.
Our product portfolio allows us to target the IoT market segments described above, with purpose-built, price/performance-optimized chipset solutions. This includes chips and modules that have the advantage to accelerate the time-to-market in some market segments.
Our 4G LTE solutions are currently or have been in commercial deployments in the United States, Canada, Italy, France, Germany, United Kingdom, Nordic countries, Eastern Europe, Middle East, Indonesia, Malaysia, Philippines, Vietnam, Japan, China, South Korea, India, Australia, Brazil and elsewhere.
Our 4G LTE solutions have been incorporated into devices sold by many leading OEMs and ODMs, including in the Verizon Wireless Ellipsis Jetpack MHS900L portable router, the Thales IoT (formerly Gemalto) ELS31 LTE Category 1 and EMS31 Category M1 industrial M2M modules, the AT&T IMS2 module and in a variety of devices and modules produced by AsiaTEL, Casa Systems, Connected Holdings , Daatrics, Foxconn, Gemtek, Geotab, Inseego, Invoxia, Lockheed Martin, Multitech, Pebblebee, Polymer Logistics, PoLTE, Positioning Universal Inc, Pycom, Quidel, Renesas, Sercomm, Technicolor, Telit, Tozed, Trackimo, Wistron NeWeb, Withings, ZMTel, ZTEWeLink and others.
From 2005 through December 31, 2020, we shipped approximately 35.4 million 4G baseband-based semiconductor solutions, which have been deployed by leading wireless carriers around the world.
Industry Background
Evolution of Wireless Networks
The use of wireless communications devices has increased dramatically in the past decade, and mobile phones and wireless data services have become an integral part of day-to-day communication. This increase in wireless data traffic has been driven by two primary trends. First, the pervasiveness of the Internet with its vast array of rich media content and applications along with users’ desire to be connected anywhere and anytime using a variety of different wireless broadband devices is driving a fundamental change in wireless data usage models and increasing demand for high speed wireless data connectivity. Second, rapid advances in performance and functionality have resulted in mobile phones evolving from solely voice-centric communications devices into data-intensive devices, such as smartphones and tablets, that support high-definition video, bandwidth-intensive Internet applications and streaming multimedia content, all of which require additional wireless network throughput. This has created demand for 4G and 5G broadband technology that can serve mobile devices such as smartphone but also that can serve all other non-handset devices such as routers and gateways and we refer to as broadband IoT devices. On top of this, the price point, size and low power consumption of the more recent 4G LTE variants, Cat 1, Cat M and Cat NB, are expected to facilitate a proliferation of massive IoT devices, such as those using our solutions for cellular connectivity, and further driving wireless data traffic and volumes of cellular devices.
The first version of the 3GPP LTE specification, Release 8, defined four User Equipment (UE) categories, or performance levels. UE Category 1 provides peak downlink speeds of 10 Mbps, and uplink of 5 Mbps. UE Category 2 provides 50 Mbps downlink and 25 Mbps uplink, while Categories 3 and 4 deliver 100 Mbps and 150 Mbps downlink, respectively, each with a peak uplink speed of 50 Mbps. In subsequent releases of the 3GPP LTE specifications, Releases 10 and later-called LTE-Advanced, additional improvements in features and performance were specified. These LTE-Advanced networks are already deployed by at least 357 operators worldwide, according to a January 2021 report by the Global Mobile Suppliers Association. The initial versions of LTE-Advanced can provide as much as 300 Mbps of downlink speed (3GPP Release 10 UE Category 6), with subsequent versions providing downlink speeds of up to 600 Mbps and peak uplink speeds of up to 100 Mbps (3GPP Release 12 User Equipment Category 12). More recently, several UE Categories (16 and above, introduced as part of 3GPP Release 12 and 13) have specified speeds up to or exceeding one gigabit per second (Gbps). These higher speed categories involve aggregating multiple carriers, applying higher-order multiple input multiple output (MIMO) antenna technology, and more advanced modulation techniques. The highest LTE categories as defined in 3GPP Release 15 and used in practice, allow in downlink (among the 26 defined LTE downlink categories) up to 2Gbps (Category 20), and in uplink (among the 26 defined LTE uplink categories) up to 315Mbps (Category 20).
In 2016, the first operators began deploying network equipment using the variants of LTE optimized for massive IoT (Cat M and Cat NB). Operating in licensed spectrum, low power wide area networks can provide low cost, yet secure, connectivity to battery-powered devices in both rural and urban locations. Following successful pilots involving a wide variety of use cases, Cat M and Cat NB connectivity has now been deployed across North America, East Asia and in many European countries. According to Global Mobile Supplier Association, 111 Cat NB-IoT and 51 LTE-M commercial network launches were already made around the world by January 2021.
In 2016 as well, major works were going on at 3GPP to add 5G to the cellular landscape through the introduction of New Radio (NR) which makes its entrance in Release 15. This is done through new waveforms and operation in a whole new set of bands. Some bands are referred to as sub-6GHz, or FR1 (frequency range 1), and span from 600MHz up to 7125MHz. The other bands are referred to as millimeter wave (mmwave), or FR2 (frequency range 2), and span today from 24GHz to 40GHz. Future expansions of those ranges may be considered. 3GPP Release 16 completes the initial specifications initiated in Release 15, and 5G continues evolving through the latest 3GPP Release 17. The 3GPP work on Release 17 has started and is planned to close around mid-2022.
In addition to that, many regions have closed their initial 5G auctions (e.g. United States, Japan, Australia, South Korea, China, Italy, Germany, France, Greece, Slovakia, Croatia, Czech Republic, Austria). According to Global Mobile Supplier Association, by mid-September 2020, 397 operators in 129 countries/territories were investing in 5G, including trials, acquisition of licenses, planning, network deployment and launches. This number excludes over 190 additional companies awarded spectrum in the US CBRS PAL auction, all of which could be used for 5G. Further, 124 operators had announced they had deployed 3GPP compliant technology in their live networks. Of those, a total of 101 operators in 44 countries/territories had launched one or more 3GPP-compliant 5G services.
The initial device ecosystem was mostly made of smartphones as these can be launched before the operator achieves full deployment of their 5G network. We are now beginning to see devices to address fixed wireless access, including CPE, portable routers; and we expect that future devices will include mobile computing, and industrial applications. 5G generally has been described as targeting three main segments: enhanced mobile broadband (eMBB), massive machine type communications (MMTC), and ultra-reliable low latency communications (URLLC). The latter has been specifically addressed as part of 3GPP Release 16. This can be illustrated in the figure below with some application examples.
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
Realizing the demand for low-throughput IoT applications, the industry introduced new variants of 4G LTE which are optimized for low power consumption and reduced complexity, rather than high speed, in order to address the needs of machine-to-machine and other connected objects in the IoT, i.e., the massive IoT.  More specifically, 3GPP has defined LTE-based standards for Machine-Type Communications (MTC), introducing narrower bandwidths, reduced complexity, reduced throughput, improved coverage and reduced power modes to the LTE standard. These MTC features began to be introduced in 3GPP Release 12, with further additions and optimizations in Releases 13, 14, 15 and 16. The optimizations are summarized in the graphic below.

3GPP Release 13, completed in mid-2016, introduced Cat M, also called LTE Category M1 or LTE-M, featuring 1.4 MHz bandwidth and peak speeds under 1 Mbps; and it also introduced a narrowband IoT (NB-IoT) category, also called Category NB1 or Cat NB, with 200 kHz bandwidth and peak speeds under 200 kbps. The 3GPP Release 14 completed in June 2017 added a higher data rate and multicast support, improved positioning and enhanced voice and mobility for Cat M. For Cat NB, Release 14 added positioning, exclusive chip identification, multicast and low power class (14Bdm). These categories provide excellent power efficiency, enabling years-long battery life for the devices they connect. They also provide superior network coverage and reduced module costs compared to their predecessor technologies, including traditional LTE, 2G and 3G. These technologies are compatible with existing LTE networks, generally via a software upgrade to the network infrastructure already deployed, and they can operate on the same spectrum already deployed by LTE operators. This combination of attributes is expected to drive significant demand for these technologies in M2M and other massive IoT applications. The graphic below depicts how various LTE categories might map to a range of IoT applications.

LTE for IoT: Application segmentation

LTE Cat M1 (LTE-M) & Cat NB1 (NB-IoT) complement each other – even while Cat 1 & Cat 4 IoT applications will remain

1 Gbps
100 Mbps
10 Mbps
1 Mbps
100 Kbps
10 Kbps
1 Kbps
Cat 4
150 Mbps
Cat 1
10 Mbps
Cat M1
aka CAT-M
~375 kbps
Cat NB1
aka NB-IoT
~63 kbps
IoT Aggregators
Routers
IoT gateways
Network bridges
Data Devices
In-car hotspot
In-car infotainment
Video surveillance
Digital signage
Retail kiosk/ATM
Connected CE devices
Smart Devices
Alarm panels
Telematics
POS terminals
Connected healthcare
Enterprise PDA
Smart Watch
Fleet trackers
Patient monitors
mPERS
Asset trackers
Wearables/Meters/Trackers
Fitness bands
Electric meter
Kids Watch
Personal/pet trackers
Gas/Water meter
Sensors
Smoke detectors
Parking control
HVAC control
Agriculture monitors
Industrial monitors
Lighting
Pollution monitors

©2020 Sequans Communications

The narrowband UE categories NB-IoT and LTE-M address most of the applications of the massive IoT market. Nevertheless, they do not replace the need for lower 4G LTE categories, like Cat 1 to address the higher category of the massive IoT devices where higher throughput and high-quality voice are required. Specifically, some applications in the wearable and hearable markets may require Cat 1 to support audio streaming and voice command and calls - features that cannot be served with narrowband LTE (LTE-M and NB-IoT). A new UE category, derived from Cat 1, has been introduced in Release 12 and fully completed in terms of requirements in Release 14: Category 1bis. This Category is very similar to Cat 1, but with a single receive chain, allows for chipsets and modules that can be designed at lower cost while keeping data rates of 10 Mbps in downlink and 5 Mbps in uplink: both LTE-M and NB-IoT categories have also been designed with a single receive chain, notably to help reducing the cellular LPWA module cost.
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

4G LTE has become the dominant technology for 4G wireless broadband access, particularly among large mobile operators who have historically deployed 3GPP or 3GPP2 technology. The GSA counted 806 commercial LTE networks around the world as of January 2021.
The rapid pace of deployment of LTE networks worldwide implies that in some regions, operators already have or are preparing to achieve LTE coverage at parity or better compared to their 2G or 3G coverage footprint. ABI Research projects that the single-mode LTE IoT device market will grow at a CAGR of 41% between 2019 and 2026 to reach annual IoT device shipments of 793 million units in 2026.
5G further expands the principles of 4G, bringing two main values: higher throughput, and lower latency. This opens new opportunities for applications, ranging from gaming, to medical monitoring, and autonomous vehicles. MIMO techniques have been extended compared to 4G, and aggregated bandwidth is coming at a much larger scale. While 4G is mostly using aggregated bandwidth of 20, 40, or, in some rare cases 100MHz, 5G makes use of aggregated bandwidth up to 800MHz. The combination of powerful MIMO schemes and very large bandwidth allows for much higher throughput, in the range of several Gbps. Regulatory aspects have facilitated such a transition; spectrum is known to be a scarce resource. Beyond the re-farming of legacy spectrum (in the sub-6GHz range), new spectrum has been allocated in both this sub-6GHZ, and in the millimeter wave space (24GHz and above). Additionally, 5G was built so as to allow a smooth transition from 4G networks, with two main modes of operations: 5G Standalone (SA) for pure 5G operation and Non Standalone (NSA) for coexistence with 4G. This specifically allows legacy devices already deployed to be smoothly integrated in a brand new 5G network. Some mechanisms, like Dynamic Spectrum Sharing (DSS), have been introduced so as to duplex - over time - 4G operation and 5G operation.
The figure below provides a simplified perspective on the evolution of wireless technologies providing ever-increasing performance:
Thanks to the technical evolutions behind 5G New Radio (NR), allowing for high peak data rate, high spectrum efficiency, mobility, and low latency, and hence enabling eMBB and URLLC, 5G is also growing the capability of the IoT space with dedicated evolutions for massive machine type evolutions, through constant additional features over LTE-M and NB-IoT.
Challenges Faced By 4G/5G Wireless Semiconductor Providers
Suppliers of 4G and 5G semiconductor solutions face significant challenges:
•Execution Challenges. The rapid evolution of wireless protocols, such as 4G LTE, 4G LTE Advanced and 5G NR, requires sustained product development excellence and ongoing collaboration with carriers to meet market technology needs. Subscriber demand and carriers’ push to increase revenues by providing new and higher performance devices have driven OEM and ODM product life cycles to become shorter and require semiconductor solution providers to adhere to quick time-to-market schedules while providing fast and efficient transition from design-in to volume production. Typical design cycles range from six months for consumer electronics devices up to two years for industrial or automotive applications. In addition, wireless carriers require semiconductor solutions to undergo extensive certification qualification and interoperability testing prior to mass production.
•Technology Challenges. In order to increase throughput with minimal cost, wireless carriers require more efficient use of spectrum through the implementation of complex signal processing algorithms, such as OFDMA with always higher modulation schemes, advanced MIMO, carrier aggregation and millimeter wave support, that require a significant amount of system-level and software expertise in addition to IC design knowledge. In addition, OEM and ODM customers’ desire for continuous improvements in power efficiency, reduced form factor and lower cost require rapid design cycles employing increasingly advanced silicon processes, improved RF transceiver performance and integration of additional features.
Our Competitive Strengths
We believe the following competitive strengths enable us to address the challenges faced by 4G and 5G wireless semiconductor providers:
•A strong track record of execution in 4G, that we are leveraging for 5G. We believe we are well positioned in the 4G LTE market, with approximately 70 customers having already launched or in the development phase of products using Sequans LTE chipsets, and in particular we are a recognized innovator and leader in LTE for IoT chipsets. We have released many generations of 4G/5G chips from WiMax to LTE that have been deployed in a variety of devices including smartphones, USB dongles, tablets, mobile routers, broadband access CPEs, in-car telematics devices, industrial and consumer IoT devices. In early 2020, we increased the size of our design center in Israel and in early 2021 we created a design center in Finland to continue developing our 5G portfolio, leveraging our expertise in 4G. In the past three years, we have accomplished the following milestones:
•in February 2018, announced the Monarch SiP, in collaboration with Skyworks, certified by Verizon in May 2018;
•in April 2018, announced Monarch LTE chip is validated for Cat M1 on SoftBank network;
•announced in February 2019, Sequans worked with STMicroelectronics to deliver Cat M/NB-IoT connected MCU solutions;
•introduced in February 2019, Monarch 2: the second generation of the world’s most advanced LTE for IoT chip platform;
•announced in February 2019, Monarch Cat M technology is certified for use on Telstra;
•partnered in March 2019, with Deutsche Telekom on integrated SIM for IoT;
•announced in March 2019, collaborating with Lockheed Martin on world-first LTE over satellite solution;
•introduced in June 2019, new LTE Cat 4 and Cat 6 modules for CBRS spectrum;
•announced in July 2019, Monarch certified by KDDI for Cat-M and validated by SoftBank for NB-IoT;
•announced in October 2019, three largest mobile operators in Japan certified Monarch SiP and module
•announced in November 2019, Monarch module certified in South Korea;
•announced in December 2019 Monarch chip and module certified by T-Mobile for NB-IoT network
•in January 2020, Monarch platform certified by Deutsche Telekom, Monarch module validated by Telus, and Monarch SiP and module certified by Sprint
•announced in February 2020, global distribution agreements executed with Richardson RFPD and Avnet;
•announced in March 2020, collaboration agreements with Microchip and with NXP;
•announced in March 2020, AMIT Wireless selects Cassiopeia CBRS module for two applications, availability of which was announced in February 2021;
•announced in April 2020, Samea Innovation selects Monarch for smart building solutions;
•announced in May 2020, CoreKinect agreement to create location monitoring solution with Monarch
•Avnet introduced Monarch Go Pi HAT in August 2020 and LTE-M development kit based on Monarch in November 2020;
•announced in October 2020, agreement with Telit to launch CBRS modules;

•announced in October 2020, collaboration with Renesas on 5G/4G cellular IoT, expanded to 5G collaboration announced in January 2021;
•announced in December 2020, availability of Monarch 2 5G-ready platform;
•announced in December 2020, availability of Monarch module supported by Orange LTE-M Connectivity;
•Calliope 2, new generation of Cat 1 technology, announced in January 2021;
•announced in January 2021, Withings selects Monarch 2 platform for smart health devices;
•announced in January 2021, Thales extends collaboration to Monarch 2 and Calliope 2 solutions;
•announced in January 2021, the expansion of the collaboration with Renesas to 5G;
•announced in January 2021 the extension of the collaboration with Thales to the Monarch 2 and Calliope 2; and
•announced in January 2021 that Sequans has received a major grant from the French government for the 5G development effort.
•Understanding of wireless system-level architecture and expertise in signal processing. We have an end-to-end understanding of wireless system-level architectures and networks based on our team’s experience in a broad range of wireless technologies including 2G, 3G, Wi-Fi, WiMAX, 4G LTE, and 5G. This enables us to serve as a trusted advisor to wireless carriers, OEMs and infrastructure vendors to optimize the performance of their 4G and 5G devices and networks. For example, our solutions offer improved standby-mode battery life in wireless devices as a result of our in-depth understanding of the interactions between the device and the network and of our implementation of advanced power-saving techniques in our solutions. We have implemented a proprietary technique called Dynamic Power Management in our Monarch chip that assures the longest possible battery life for IoT devices by dynamically adapting the chip’s deep-sleep implementation to the traffic patterns of various IoT use cases. We have also implemented another proprietary technique called eco-Paging that allows very low power consumption while maintaining a good level of reachability for the IoT device. In addition, we are now leveraging our years developing 5G essential technology, through a partnership with TCL from 2015 to 2019, for the development of our 5G NR Taurus product.
•High performance solutions for 4G and 5G applications. Our solutions offer high performance for use in a wide array of wireless devices. The key performance characteristics of our solutions include:
◦high throughput with peak downlink data transfer rates of 150 Mbps and 300 Mbps in our 4G LTE and LTE-Advanced solutions, which is now evolving to up to 7 Gbps in our 5G Taurus chipset platform which will support 5G NR with fallback to high-category 4G LTE;
◦high power efficiency in both active and idle modes using our patented idle mode optimization algorithms that improve standby time and help maximize device battery life;
◦support for LTE-Advanced features, including carrier aggregation, a capability of creating a single virtual wide channel from two or more different narrower channels, resulting in higher throughput;
◦integration of complete on-chip support for Voice over LTE (VoLTE), including support for high-definition voice using wideband codecs;
◦support for LTE-Advanced technology band 48 for CBRS solutions available through two of our new LTE modules;
◦support of integrated secure element function and iSiM for better end-to-end security and built-in MNO/MVNO data plans;
◦support of location positioning via software enabling indoor and outdoor positioning service and reducing the need of a power-hungry GNSS function;
◦integrated RF and Baseband functions in single die optimizing power consumption and reducing solution cost and size;
◦development and integration of specific high doppler tolerant algorithms to allow for in-plane connectivity; and
◦efficient LTE-to-satellite communication schemes for breakthrough in mobility and connectivity for satellite services;
◦development of Cat 1bis technology to address the cost and power consumption barriers that we believe have inhibited widespread use of 4G in wearables and consumer applications, as well as traditional IoT voice-oriented applications such as alarm systems.
•Highly optimized 4G and 5G solutions. We have successfully produced and ramped into commercial production multiple generations of 4G system-on-chip, or SoC, semiconductor solutions. We delivered the first cellular technology (Cat 1 and Cat M) for massive IoT, and we are to begin delivering second generation solution for this segment in 2021. This experience has resulted in what we believe to be one of the industry’s most efficient implementations, providing high performance at low cost and low power consumption. Some of our solutions have integrated the baseband processor and the RF transceiver into a single die, resulting in extremely high integration, small footprint and low cost. With the introduction of our Monarch Cat M/NB-IoT chip in 2016, we delivered a very high level of integration, providing baseband, RF transceiver, power management and memory all in a single chip. In February 2018, we announced our Monarch SiP, an all-in-one solution integrating all components needed around Monarch to support ultra-compact and tiny IoT devices. In February 2019, we announced our second generation Category M chipset, the Monarch 2 that provides another major improvement in power and cost with many new advanced features. In October 2019, we announced our first module optimized for 5G massive IoT, the NB02S, leveraging our EAL5+ capable secure element to provide an integrated UICC (iUICC) solution. In January 2021, we introduced Calliope 2, a new generation of LTE Cat 1 technology for massive IoT applications. Furthermore, our comprehensive software solutions help our customers get to market quickly with an optimized, mature and field proven solution. Our highly optimized solutions offer key advantages for both ourselves and our end customers:
◦Lower overall system cost for our end customers, coupled with higher functionality and smaller form factor. Our ability to integrate digital and RF functions into a single device also allows us to maintain higher product margins as we believe device manufacturers are willing to pay a premium for our integrated 4G solutions, while also enabling us to reduce our manufacturing costs for wafer fabrication, assembly and testing.
◦The implementation of advanced “known good die” and wafer-level chip-scale packaging (WLCSP) technology, which reduces chip cost and design footprint, enables the creation of very small and cost-effective LTE modules.
◦Simplified product design for device manufacturers, as our solutions incorporate all key components required for a 4G device in a single die or package. For instance, our Monarch chip incorporates baseband processor, RF transceiver, power management and memory in a single 6.5 x 8 mm package. Our Monarch N chip incorporates, in a single die, all these functions in addition to the power amplifier. We believe these advantages enable our products to be incorporated into leading edge devices that offer a high-quality user experience, as well as accelerate our end customers’ time-to-market.
◦Proprietary embedded protocol software that has been exhaustively tested with major base station vendors’ equipment to ensure reliable performance in the field. We also offer host software that facilitates rapid development of high performance device drivers, connection managers and other key application-layer software functionality.
◦Provide lowest power consumption with 1µA PSM and eco-Paging™ for optimized Extended Discontinuous Reception (eDRX), a feature that allows IoT devices to remain inactive for longer periods.
◦Optimized network selection Cat M/NB-IoT with the proprietary feature IoT-Select™
◦VoLTE support for integrated voice
◦Long-term relationships with wireless carriers. We have developed close relationships with wireless carriers around the world, helping them to test their new networks and specific features of those networks. We believe these relationships are critical to being able to certify our products quickly and to help our customers to certify and deploy their products efficiently.
Our Strategy
Our goal is to be a leading provider of next-generation wireless semiconductors for broadband, critical and massive IoT by providing best-in-class solutions that enable mass-market adoption of 4G and 5G technologies worldwide. Key elements of our strategy include:

•Identifying and optimally serving 4G and 5G market segments. As the cellular market grows and matures, and as operators aggressively build out their 4G LTE and 5G NR networks and re-farm their 2G and 3G spectrum to support demand for data capacity, we expect to see significant growth in the demand for 4G LTE-only, 5G and 5G with 4G fallback devices. In our estimation, this demand is expected to come from three areas:
1)Massive IoT devices: massive IoT refers to the universe of connected objects that together result in very large number of connections, small data volumes, low-cost devices and stringent requirements on energy consumption. While a large number of IoT connections are expected to use WiFi, Bluetooth or some other local-area or personal-area networking technology, there are many applications for wide-area connectivity which can be addressed by cellular networks. Applications for cellular connectivity include smart utility meters, asset tracking, industrial automation and monitoring, retail, smart cities, consumer wearables, agriculture and environmental monitoring, mobile/remote healthcare, security and more. This trend toward the use of 4G LTE in the massive IoT market began with the arrival of cost- and power-optimized Category 1 LTE solutions in 2015, and is accelerating with the arrival of machine type communications (MTC)-optimized 3GPP Release 13/14/15 LTE solutions, which define Cat M and Cat NB user equipment categories. Our massive IoT product family is composed of our world-first Calliope Category 1 LTE chipset platform, announced in January 2015, certified and shipping in commercial products. Monarch, the world’s first Cat M/NB chip, was announced in February 2016, certified in 2017 and is shipping in devices for Verizon, AT&T, as well as carriers in Japan, Europe, Australia, and Canada. More carrier approvals are expected in 2020. Monarch 2 and Monarch N, 5G-ready Cat M/NB as subsequent evolutions of our Monarch flagship platform, are expected to contribute to developing our massive IoT offering with additional benefits in terms of cost, power saving, and integrated features. The introduction of Calliope 2, our Cat1bis 5G-ready chip, should enable us to gain market share in wearable and consumer application as well to support existing IoT application requiring higher bandwidth than Cat M.
2)Broadband and critical IoT devices: broadband IoT adopts the capabilities of Mobile Broadband connectivity for IoT by providing much higher data rates and lower latencies than massive IoT, while optimizing the technology for non-smartphone devices. Mobile routers, also called mobile hotspots, provide convenient, on-the-go Internet access via WiFi for users in homes, offices, hotel rooms, vehicles and outdoor locations. Fixed-location (non-mobile) routers (also sometimes generically called broadband wireless CPE, or customer premise equipment) provide broadband Internet access for residential and industrial applications. critical IoT refers to Ultra-Reliable Low- Latency Communications (URLLC) introduced by the 3GPP standard in the scope of the 5G and that we plan to support in our Taurus platform. Here the promise is to reduce latency as an important feature for both residential and industrial applications, such as gaming and robotic. Solutions from our Cassiopeia LTE-Advanced platform, our CBRS modules, and our future modules based on our 5G Taurus platform are optimized to address these device types.
3)Vertical Markets: Many applications in vertical markets, such as satellite, public safety and avionic, are interested to leverage the cellular 3GPP technology to enable connectivity in extreme situations, like satellite or ground-to-aircraft broadband or connectivity in emergency situations with ultra-low latency, and secure data access. Using our existing chipset platforms developed for our regular massive, broadband and critical IoT devices, our strategy is to provide services to our customers to adapt such platforms to the specific requirements of these vertical markets. We have projects in this space with customers such as Thales and Lockheed Martin.

•Accelerating our, and our customers’, time to market and reducing our customers’ development costs. By packaging our LTE semiconductor solutions in a complete, turnkey module form factor and certifying them with key wireless carriers, we have been catalyzing the market for cellular devices, speed time to market for customers wishing to incorporate connectivity in their devices and reduce the cost and complexity for our customers. In February 2018, we announced Monarch SiP, a highly integrated system-in-package that combines Monarch with a front-end radio module from Skyworks to create an all-in-one design that simplifies the design process and shorten development time. In 2019, we announced our new generation Monarch 2, which was released for production in 2020, further simplifying the design effort for IoT devices makers, compared to Monarch, thanks to the integration of additional functionalities like an application CPU, a secure enclave to facilitate the addition of the connectivity.

•Leveraging our multiple generations of 4G chip design experience to become a leader in advanced 4G and 5G technology and cost efficiency. The cost and power efficiency achieved from our many generations of 4G modem design has enabled us to deliver our family of products at attractive price points, enabling LTE connectivity to be embedded in a wide range of cost-sensitive IoT applications in both consumer and machine-to-machine applications. The most recent members of our massive IoT family are the 4G/5G chips, Monarch 2, and Calliope 2, with increasing level of integration and features.

•Partnering with other leading technology companies to complement our technology offerings. We regularly collaborate with ecosystem partners who provide complementary technology or strengthen our capabilities to address customer needs and competitive pressure. For instance, in March 2018 announced the Monarch SiP combining the Skyworks RF front-end module with our Monarch chipset. We have collaborated with microcontroller vendors like STMicroelectronics, Microchip and NXP, to develop IoT design kits that help customers to easily integrate our Monarch LTE-M/NB-IoT platform with a range of STMicroelectronics, Microchip and NXP microcontrollers. In 2020, we engaged a collaboration with Renesas across our entire product portfolio that will enable Renesas to sell M2M modules based on Sequans chipsets in combination with their own semiconductor offerings. We believe these collaborations will allow us to address the mass market in an effective way and acquire customers which were not yet cellular connected but were integrating Bluetooth and WiFi connectivity. We are also partnering with MVNOs to enable new potential customers using multi-region coverage. We have signed worldwide distribution contracts with

Avnet, Digi-Key, Mouser Electronics and Richardson RFPD. This will facilitate access to our technology through the distributors’ wide go-to-market presence.
Our Solutions
We have developed a portfolio of 4G and now 5G semiconductor solutions to address a variety of applications and market segments. We offer baseband solutions used to encode and decode data based on 4G and 5G protocols that serve as the core wireless processing platform for a cellular device; RF transceivers used to transmit and receive wireless transmissions; and highly integrated SoC solutions that combine these and other functions into a single die or package. Some of our SoC solutions integrate the baseband and RF transceiver functions, in some cases with an applications processor and memory. This advanced integration reduces the size, cost, design complexity and power consumption of cellular solution. We offer a family of LTE modules that vastly simplify the task of embedding LTE connectivity for device makers lacking cellular experience. This helps us expanding our options in adjusting our business model on case by case basis.
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
Modules based on this chipset: SP150Q, US130Q , VZ120Q

Colibri / Calliope SQN3241	LTE RF		*	*	Supports 700-900MHz and 1.8-2.7GHz, up to 20 MHz bandwidth. WLCSP. Modules based on this chipset: VZ22Q
Calliope 2 SQN3520	LTE Release 14/15 SoC			*
Cat 1bis SoC, A-CPU, Audio/VoLTE, secure enclave, iUICC (40nm) technology. Baseband, RF, power management and memory integrated in one chip platform. Significant improvement in power consumption. Integrated secure enclave with EAL5 level of security. First module based on this chipset: NA181S

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
Competition
The wireless semiconductor business is very competitive. We believe that our competitive strengths will enable us to compete favorably in the 4G and 5G markets. The following are the primary elements on which companies in our industry compete:
•functionality, form factor and cost;
•product performance, as measured by network throughput, signal reach, latency and power consumption;
•software maturity and carrier certification coverage
•track record of providing high-volume deployments in the industry; and
•systems knowledge helping customers to optimize their products.
We face competition from established semiconductor companies such as Huawei HiSilicon, Mediatek, Qualcomm Incorporated, Samsung Electronics Co. Ltd., Sony Corporation, RDA and Unisoc, as well as smaller actors in the market such as GCT Semiconductor and Nordic Semiconductor.
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
Business Development, Sales, and Marketing
Our business development efforts are focused on developing relationships with wireless carriers to identify the market opportunities in general. Often with broadband IoT business, the carriers have their own product to launch, in this case our sales efforts are focused on determining which OEMs and ODMs are most likely to win in the various carrier product opportunities and securing design wins. With massive IoT, the carriers are often a partner providing the data plan service and our customers are major OEMs or ODMs addressing the various applications of massive IoT, e.g., metering, asset tracking, alarms etc. In this case, we engage with the end customers directly or via our module partners, technology partner or distributors to develop relationships and promote our solutions. We work closely with key players across the wireless industry to understand their requirements and enable them to certify and deploy cellular solutions in high volume.
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
Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of December 31, 2020, we had a direct sales force serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, Korea and Japan; Europe; the Middle East and North and South America. In the United States, Brazil and Israel, we have supplemented our direct sales team with sales representatives who help with sales enablement, lead generation, customer communications and customer support functions. We have continued to reinforce our go-to-market capabilities by expanding our new distributor channels implementation, including the four worldwide agreements with Avnet, Digi-Key, Mouser Electronics and Richardson RFPD. These agreements encompass lead generation and support as well as fulfillment. To further the reach of our sales channels, we are collaborating with microcontroller vendors like Renesas, STMicroelectronics, Microchip and NXP, to develop IoT design kits that provide us the massive scale of these large corporations and also help their existing end customers easily integrate our products while keeping their software legacy intact. They are useful to address the massive IoT market as the numbers of applications and potential customers are very large.
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
Our marketing strategy is focused on enabling broad adoption of 4G and 5G solutions and communicating our technology advantages to the marketplace. This includes building awareness of and preference for our technology at wireless carriers who generate demand for 4G- and/or 5G-enabled devices. By working to understand carrier services strategies, device roadmaps and technical requirements, we believe we are better positioned to drive our roadmap to meet these needs, to influence their choice of technology suppliers, and to identify manufacturers in the wireless industry who are best prepared to serve the needs of the wireless carrier. Our technical and business relationships with AT&T, Deutsche Telekom, KDDI, NTT DoCoMo, Orange, Softbank, Sprint, T-Mobile, Telenor, Telstra, Verizon Wireless, Vodafone and other operators have allowed us to anticipate requirements and develop solutions tailored for their respective networks, which helped us secure several design wins and launch multiple products. Our Monarch chipset and module offerings have been certified between 2016 and 2020 by AT&T, T-Mobile, Verizon, Sprint, NTT DoCoMo, Softbank, KDDI, Telstra, LG U+, DTAG, Telus, and Orange. With NTT DoCoMo we have partnered to help mature the Cat M and NB-IoT networks. In addition to these carrier relationships, Sequans has successfully continued to expand its customer designs in 2020 with well-known names such as Thales, Itron, Withings, CoreKinect and Samea Inncovation, with Monarch in LTE-M and with Telit, AMIT Wireless and AsiaTelCo in CBRS with Cassiopeia. We have also announced, and subsequently expanded to include the entire Sequans product line, our partnership with Renesas, in addition to partnerships on massive IoT solutions with ST-Microelectronics, NXP and Microchip for integrating our solutions with these microprocessors giving us access to their IoT customers.
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
As of December 31, 2020, we had 36 employees and two outside contractors in our business development, sales, customer support and marketing team.
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
Our top ten customers accounted for 86%, 95% and 98% of our total revenue in 2018, 2019 and 2020, respectively. A distributor serving multiple end customers in China and Taiwan, accounted for 32%, 27% and 20% of our revenue in 2018, 2019 and 2020, respectively. An ODM based in South Korea, a new customer in 2019, accounted for 22% of our revenues in 2019 and 45% in 2020. A second distributor serving multiple end customers in China and Taiwan represented 10% of our revenues in 2019 and less than 10% in 2018 and 2020. An ODM based in China accounted for 13% of our revenue in 2018 and less than 10% in 2019 and 2020. Our strategic partner, a Fortune Global 500 company, represented 18% of our revenues in 2020 and less than 10% in prior years. The following is a list of our top ten customers (names given when we have permission), in alphabetical order, based on total revenue during 2020:

• ATM Electronic • Centrum Electronics • Geotab • Lockheed Martin • Multi-Tech	• Novotech • Renesas • Top Intercube Co. • Verizon Wireless • Strategic partner
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
We do not have manufacturing agreements with our foundry or with our testing and packaging or module vendors, other than agreements with UTAC and USI, and we place our orders with our foundry and other vendors on a purchase order basis. See “Risk Factors—Risks Related to Our Business and Industry”.
Intellectual Property
We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At December 31, 2020, we had 49 issued and allowed United States patents, 22 European patents, and 10 pending United States patents. The first of our issued and allowed patents is not expected to expire until 2025.
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
We have a 4,236 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2025. We have a 4,884 square-foot facility in Ramat Gan, Israel, which houses a research and development center, under a lease that expires in December 2021, with the option to renew. We have a 1,600 square foot office in Singapore under a lease expiring in February 2022. We have a 2,318 square-foot facility in Burnsville, Minnesota for engineering personnel under a lease that expires in January 2024. We have a 645 square-foot facility in Salo, Finland under a lease that expires in November 2021. We rent additional office space in Taipei, Taiwan; Shanghai and Shenzhen, China; Seoul, South Korea and in Bedminster, New Jersey under short-term lease agreements, and in Sophia-Antipolis, France under long-term lease agreements.
We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

C.	Organizational Structure
The Company is the ultimate parent of the group comprised of the Sequans Communications S.A. and its subsidiaries at December 31, 2020:

Name	Country of incorporation	Year of incorporation	% equity interest
Sequans Communications Ltd.	United Kingdom	2005	100
Sequans Communications Inc.	United States	2008	100
Sequans Communications Ltd. Pte.	Singapore	2008	100
Sequans Communications Israel (2009) Ltd.	Israel	2009	100
Sequans Communications Finland Oy	Finland	2020	100

D.	Property, Plants and Equipment
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
We shipped 3.5 million semiconductor units during 2020, compared to 2.5 million units during 2019 and 3.2 million units during 2018. Our total revenue was $50.9 million in 2020, $30.9 million in 2019 and $40.3 million in 2018.
We currently have approximately 70 end customers worldwide, consisting primarily of OEMs and ODMs for modules, telematics devices, tracking devices, security devices, CPE, home routers, mobile routers, embedded devices and other data devices. We derive a significant portion of our revenue from a small number of end customers, and we anticipate that we will continue to do so for the foreseeable future. We do not have long-term purchase agreements with any of our end customers, and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers. Customers representing more than 10% of total revenue in any of the years 2018, 2019 or 2020 and their locations are as follows:

Customer	Customer Location	% of total revenue for the year ended December 31,
		2018	2019	2020
A	South Korea	—%	22%	45%
B	Taiwan	32%	27%	20%
C	United States of America	—%	7%	18%
D	Taiwan	Less than 10%	10%	Less than 10%
E	China	13%	Less than 10%	—%
Our Consolidated Financial Statements for 2018, 2019 and 2020, have been prepared in accordance with IFRS as issued by the IASB.

A.	Operating Results
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
We license the right to use our solutions, including embedded software that enables our end customers to customize our solutions for use in their products. The license generally is perpetual and covers unlimited product designs by the end customer. We expect that we will continue to sign new license agreements as we begin working with new customers, but the amount may vary significantly from year to year.
Development services agreements typically call for a number of milestones to be delivered over several quarters, with revenue generally recognized on the percentage of completion method as the contract progresses. The amount of development services can vary over time depending on the timing of when new contracts are won and the length of the contract period. Development service revenue decreased slightly in 2019 compared with 2018, and increased in 2020 mainly due to the revenue recognition related to large strategic deals signed in 2019 and partially completed in 2020.
With our expectation that we will continue to enter into similar smaller agreements, we expect other revenue, compared to 2020, to increase in future periods as we continue to provide services on particularly complex projects, and in the short term it is likely to remain a significant percentage of our total revenue.
The following table sets forth our total revenue by region for the periods indicated. We categorize our total revenue geographically based on the location to which we invoice.

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Asia:
Taiwan	$16,704	$11,387	$10,494
Korea	261	6,813	23,076
China (including Hong-Kong)	11,638	2,139	501
Rest of Asia	1,911	106	53
Total Asia	30,514	20,445	34,124
United States of America	7,042	9,221	13,335
Rest of world	2,694	1,198	3,457
Total revenue	$40,250	$30,864	$50,916
We categorize our total revenue based on technology.

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Broadband	$11,657	$10,431	$25,458
IOT	19,679	13,816	14,900
Vertical	8,914	6,617	10,558
Total revenue	$40,250	$30,864	$50,916
Additionally, we categorize our total revenue based on product and service revenue including license revenue and development and other services.

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Product	$28,938	$21,947	$37,919
License	2,707	2,578	350
Development and other services	8,605	6,339	12,647
Total revenue	$40,250	$30,864	$50,916

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
We expect research and development expense (net of the effects of research tax credits, government grants and increased capitalization) to stay relatively flat in the short-term as we complete development of the current 4G products in our roadmap and ramp up our development for 5G, which will require additional resources and investments, but which we expect to begin capitalizing in 2021.
Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. In 2018, we capitalized certification costs and costs related to Monarch 2 and costs for the LTE Category NB (Monarch N) for a total amount of $3.4 million (net of research tax credit for $0.5 million); in 2019, we continued capitalizing certification costs and costs for the LTE Category NB (Monarch 2/N) and began capitalizing costs for the LTE Category 1 (Calliope 2) for a total amount of $5.0 million (net of research tax credit for $0.6 million); in 2020, we continued capitalizing certification costs and costs for the LTE Category NB (Monarch 2/ N) and for the LTE Category 1 (Calliope 2) for a total amount of $6.1 million (net of research tax credit for $1.4 million). We expect that we may be able to capitalize 5G development costs going forward if the relevant accounting criteria are met.
Research and Development Incentives
In France and the United Kingdom, we receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods, although at a reduced rate with respect to the United Kingdom following Brexit. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to remain fairly stable in the short term. For 2020, we recorded a net amount of approximately $4.9 million in tax incentives compared with $3.1 million in 2019 and $3.0 million in 2018.
In France, we also receive incentives in the form of grants from agencies of the French government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received, and all relevant conditions will be complied with. For 2020, we recorded approximately $0.5 million in grants compared with approximately $0.2 million in 2019 and $1.1 million in 2018. In 2018 and 2019, we received $1.6 million and $2.1 million, respectively, in advances on grants and debt financing related to a large research project funded by the French government, called FELIN. The total value of the project funding to date for the Company is €7.0 million ($9.0 million). The funding was paid in three installments, the last of which was received in 2019. Of the €7.0 million, €3.0 million is in the form of a grant and €4.0 million is in the form of interest-bearing debt to be repaid beginning in 2019 and through 2023. The Company made principal and interest payments of €150,000 ($168,000) in 2019 and €300,000 ($355,000) in 2020. We expect that the amounts we recognize from such grants overall may increase in 2021 as we intend to apply for new grants for our 5G development program. In 2017 and 2020, we received $1.6 million and $0.4 million, respectively, in advances on grants and debt financing related to a second large research project funded by the French government, called LTE4PMR. The total value of the project funding for the Company is €2.1 million ($2.3 million) to be received over four years. Of the €2.1 million, €0.7 million is in the form of a grant and €1.4 million is in the form of interest-bearing debt that was to be repaid beginning in 2020 and through 2024. In late 2020, the Company determined that the LTE variant financed by this project would not be commercially viable and has requested the debt be forgiven and is awaiting confirmation from the French government. In 2021, a new financing called CRIIoT to finance 5G developments was received with a total value of €5,615,000 ($6,890,000 using exchange rate as of December 31, 2020) in the form of a grant. The funding will be paid in three installments: €1,404,000 ($1,723,000 using exchange rate as of December 31, 2020) after the signature of the contract, expected to be received in Q2 2021; €2,808,000 ($3,445,000 using exchange rate as of December 31, 2020) between October 26, 2021 and October 26, 2022 based on achievement of milestones and the remaining amount of €1,403,000 ($1,722,000 using exchange rate as of December 31, 2020) at the end of the contract.

Sales and Marketing
Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our business development, sales, customer support and marketing personnel, commissions paid to independent sales agents, marketing fees paid to industrial partners, the costs of advertising and participation in trade shows. We expect the size of our business development, sales and marketing organization, and sales and marketing expense, to increase moderately in 2021.

General and Administrative
General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; bad debt expense, investor relations costs; insurance; and depreciation. Information technology and facilities expenses are accounted for as overhead and allocated across all departments of the Company based on a pro rata basis. We expect general and administrative expense to remain fairly flat in 2021.
Interest Income (Expense), Net
Interest income consists of interest earned on cash and cash equivalent balances. We have historically invested our cash primarily in commercial bank accounts, short term deposits and money market funds.
Interest expense relates to our convertible debt issued in 2015, 2016, 2018 and 2019; our venture debt issued to Harbert European Specialty Lending Company II S.a.r.l in 2018; lease contracts; an upfront payment received in October 2019; a French government debt financing received in May 2020; our government debt put in place in 2015; our accounts receivable financing facility put in place in 2014 and tax credit receivable financing put in place in 2020; and research project loans received from 2014 to 2019.

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
In March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 note which has two options to extend. Each option will give the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) will stay at 7% but the holder will be granted a warrant for 10% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK will be adjusted to 9.5%, the previous warrants granted on the first option exercise will be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK will be adjusted to 13.5%, and the holder will be granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. If at any time, the holder converts a note prior to the date of April 2022, it will receive an extra year’s worth of PIK so as to incentivize early conversion. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.

The amendment of the convertible notes resulted in the extinguishment of the existing notes and issuance of five new notes. The change in the liability component before and after the amendment was recorded as financial gain for an amount of $1,399,000.

Change in Fair Value of Convertible Debt Embedded Derivative
On March 20, 2020, the accounting of the convertible debt amendments resulted in an embedded derivative, which reflects our call options to extend the term of each note, the conversion option of Nokomis Capital and in certain cases a repricing to decrease the conversion price. The initial fair value of the embedded derivative of the notes was calculated to be $5,266,000 and recorded in Other Capital reserves in shareholders' equity. At December 31, 2020, the recalculated fair value of the remaining convertible debt was $12,395,000 and the change of the fair value of $13,129,000 for the year ended December 31, 2020 was recorded in the Consolidated Statement of Operations.
Foreign Exchange Gain (Loss), Net
Foreign exchange gain (loss) represents exchange gains and losses on our exposures to non-U.S. dollar denominated transactions, primarily associated with the changes in exchange rates between the U.S. dollar and the euro, and re-measurement of foreign currency balances at reporting date. As a result of our international operations, we are subject to risks associated with foreign currency fluctuations. Almost all of our revenues are in U.S. dollars and a portion of our expenses are also in U.S. dollars. However, a significant portion of our personnel costs is in euros and some long-term items on our statement of financial position are also denominated in euros. We use hedging instruments in order to reduce volatility in operating expenses related to exchange rate fluctuations. We classify foreign exchange gains and losses related to hedges of euro-based operating expenses as operating expenses.
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
In France, we have significant net deferred tax assets resulting from net operating loss carry forwards, tax credit carry forwards and deductible temporary differences that reduce our taxable income. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carry back or carry forward periods provided for in the tax law for each applicable tax jurisdiction. Following the issuance of convertible debt and debt with warrants attached, we have deferred tax liabilities resulting from the bifurcation of the conversion feature and warrants from the debts. The deferred tax liabilities have allowed us to recognize deferred tax assets, subject to certain limitations on their use under French tax law. In 2018 and 2019, $1,818,000 and $773,000, respectively, was recognized as deferred tax liabilities through shareholders’ equity (deficit) under IAS 12, Income Taxes. In 2020, we recognized (through equity) a reversal of deferred tax liabilities of $809,000 on the equity component of the convertible debt amended during the period. In the year ended December 31, 2020, deferred tax liabilities of $398,000 was recognized through income tax expense on our consolidated statement of operations. In the years ended December 31, 2018 and 2019, deferred tax assets of $1,162,000 and $1,018,000, respectively, were recognized through income tax benefit. Over time, as we generate taxable income, we expect our tax rate to increase significantly.
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
In 2018, 2019 and 2020, we recorded provisions for slow-moving LTE inventory totaling $0.2 million, $0.7 million and $0.9 million, respectively.
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
For the years ended December 31, 2018, 2019 and 2020, the assumption for expected volatility has been based on the Company’s historical volatility since the initial public offering in 2011.
We recognize compensation expense only for the portion of share options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from our estimates.
For 2018, 2019 and 2020, we recorded employee share-based compensation expense of $1.8 million, $1.8 million and $3.0 million, respectively. Share-based compensation expense related to non-employees was not material for 2018, 2019 and 2020.

Functional Currency
We use the U.S. dollar as the functional currency of Sequans Communications S.A. due to the high percentage of our revenues, cost of revenue, capital expenditures and operating costs, other than those related to headcount and overhead, which are denominated in U.S. dollars. Our IPO proceeds, the proceeds from our follow-on offerings and the proceeds from issuance of convertible debt were also denominated in U.S. dollars. However, the venture debt with Harbert European Specialty Lending Company II S.a.r.l t issued in 2018, the French government debt financing and all debt and equity proceeds that we received since our inception prior to our initial public offering were denominated in euros.
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
Regarding compound debt instruments, the fair value of the debt component was determined at the date of issuance using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option(s)). The assumptions used in calculating the value of the conversion option(s), in particular the likelihood of the exercise of the option(s), the expected volatility of the Company’s underlying stock price which has experienced fluctuations, and the market discount rate, represent the Company’s best estimates based on management’s judgment and subjective future expectations. The fair value of the debt component was supported by work performed by an independent valuation specialist engaged by the Company.
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
Comparison of Years Ended December 31, 2019 and 2020

	Year ended December 31,		Change
	2019	2020	%
	(in thousands)
Revenue:
Product revenue	$21,947	$37,919	73%
Other revenue	8,917	12,997	46
Total revenue	30,864	50,916	65
Cost of revenue:
Cost of product revenue	16,703	25,632	53
Cost of other revenue	1,782	1,834	3
Total cost of revenue	18,485	27,466	49
Gross profit	12,379	23,450	89
Operating expenses:
Research and development	23,799	30,855	30
Sales and marketing	7,968	7,912	(1)
General and administrative	8,570	9,369	9
Total operating expenses	40,337	48,136	19
Operating income (loss)	(27,958)	(24,686)	(12)
Financial income (expense):
Interest income (expense), net	(9,593)	(14,474)	51
Convertible debt amendments	—	1,399	100
Change in the fair value of convertible debt derivative	—	(13,129)	(100)
Foreign exchange gain (loss)	71	(2,650)	(100)
Profit (Loss) before income taxes	(37,480)	(53,540)
Income tax expense (benefit)	(783)	936	(220)
Profit (Loss)	$(36,697)	$(54,476)

The following table sets forth a summary of our statements of operations as a percentage of total revenue:

	Year ended December 31,
	2019	2020
	(% of total revenue)
Revenue:
Product revenue	71	74
Other revenue	29	26
Total revenue	100	100
Cost of revenue:
Cost of product revenue	54	50
Cost of other revenue	6	4
Total cost of revenue	60	54
Gross profit	40	46
Operating expenses:
Research and development	77	61
Sales and marketing	26	16
General and administrative	28	18
Total operating expenses	131	95
Operating income (loss)	(91)	(49)
Financial income (expense):
Interest income (expense), net	(31)	(28)
Convertible debt amendments	—	3
Change in the fair value of convertible debt derivative	—	(26)
Foreign exchange gain (loss)	—	(5)
Profit (Loss) before income taxes	(122)	(105)
Income tax expense (benefit)	(3)	2
Profit (Loss)	(119)	(107)
Revenue
Product Revenue
Product revenue increased 73% from $21.9 million in 2019 to $37.9 million in 2020. In 2019 and 2020, broadband product revenue accounted for approximately 43% and 67%, respectively, of total product revenue, and massive IoT product revenue for approximately 57% and 33%, respectively, of total product revenue.
Total broadband product revenue increased 169% from $9.4 million in 2019 to $25.3 million in 2020.The broadband business experienced strong growth with a large increase in orders for our modules that power Verizon’s JetPack Ellipsis portable router. With the COVID-19 pandemic, JetPack is used to help schools and students with remote learning applications as many students in the United States are not able to return to classes full-time. Total massive IoT product revenue increased slightly from $12.5 million in 2019 to $12.6 million in 2020. The Cat 1 production was impacted by the COVID-19 supply disruptions and priority was given to serving broadband business demand. In addition, the Cat M business has experienced some delay on certain customer projects not yet launched and some softness in the automotive-related business, both primarily caused by the pandemic.
In 2020, we shipped approximately 3.5 million of units of 4G products compared to 2.5 million units in 2019. We expect massive IoT growth in 2021, supported by continued shipment of Cat 1 products in both the U.S. and Japan and the ramp of Cat M. We believe that the broadband IoT business will be flat or decline slightly in 2021, with the acceleration of the ramp of the CBRS products in the United States during the second half of 2021 at least partially offsetting the expected impact of the JetPack revenues declining from the COVID-19 related highs of 2020.

Other Revenue
Other revenue increased 46% from $8.9 million in 2019 to $13.0 million in 2020, mainly due to revenue recognition related to large strategic deals signed in 2019. Development services revenue increased 106% from $5.9 million in 2019 to $12.2 million in 2020. License and maintenance revenue decreased in 2020 compared to the prior year. License revenue decreased 86% from $2.6 million in 2019 to $350,000 in 2020, and maintenance revenue decreased 37% from $0.4 million in 2019 to $0.3 million in 2020. License and maintenance revenues can vary quite significantly from one period to another.
Cost of Revenue
Cost of product revenue increased 53% from $16.7 million in 2019 to $25.6 million in 2020 mainly due to the increased number of units sold. Cost of other revenue remained stable at $1.8 million in 2019 and 2020.
Gross Profit
Gross profit increased 89% from $12.4 million in 2019 to $23.5 million in 2020, and the gross margin percentage increased from 40.1% in 2019 to 46.1% in 2020. Product gross margin percentage increased from 23.9% in 2019 to 32.4% in 2020 due to a higher proportion of higher-margin modules in the revenue mix in 2020. Other revenue gross margin increased from 80.0% in 2019 to 85.9% in 2020 due to the nature of the services performed in 2020, which leveraged much more our own technology with less customization work.
Research and Development
Research and development expense increased 30% from $23.8 million in 2019 to $30.9 million in 2020 primarily due to an increase in headcount related to the 5G development effort and expenses in euros impacted by an unfavorable foreign exchange rate between euros and US dollars compared to the rate in 2019, and partially offset by higher development costs capitalized and higher research and development incentives (which are accounted for as a reduction of research and development expense).
Research and development incentives increased from $3.4 million in 2019 to $5.3 million in 2020. In the years ended December 31, 2020 and 2019, we capitalized costs related to the development of the chipsets for LTE Category 1 (the Calliope 2). We also capitalized other development costs related mainly to operator certifications. The total amount of capitalized costs was $6.1 million, net of research tax credit of $1.4 million in 2020 compared to $5.0 million, net of research tax credit of $0.6 million in 2019. In the year ended December 31, 2020, the amount of the amortization of these capitalized costs was $1.5 million compared to $1.1 million in 2019.
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

There were 243 employees and independent contractors in research and development at December 31, 2020 compared to 204 at December 31, 2019.

Sales and Marketing
Sales and marketing expense decreased 1% from $8.0 million in 2019 to $7.9 million in 2020. The decrease primarily reflects lower expenses in trade shows and travel related to the COVID-19 pandemic and a reduction of headcount, partially offset by higher sales bonuses, non-cash stock-based compensation expense and expenses in euros impacted by a unfavorable foreign exchange rate between euros and US dollars compared to the rate in 2019. There were 38 employees and independent contractors in sales and marketing at December 31, 2020 compared to 42 employees at December 31, 2019.

General and Administrative
General and administrative expense increased 9% from $8.6 million in 2019 to $9.4 million in 2020. The increase reflects a one-time recruiting expense of $567,000 recorded in general and administrative expenses related to bringing on a new 5G team in Israel, and expenses in euros impacted by a unfavorable foreign exchange rate between euros and US dollars compared to the rate in 2019, offset by lower travel expenses. There were 19 employees in general and administrative functions at December 31, 2020 and 2019.
Interest Income (Expense), Net
Net interest expense increased to $14.5 million in 2020 compared to $9.6 million in 2019. The increase in interest expense in 2020 reflected a full year of interest on the convertible notes issued in May 2019 (with a nominal value of $3 million) and in August 2019 (with a nominal value of $5.0 million). Interest expense included $3.2 million related to the financing component of the upfront payment of the non-exclusive license and development services agreement signed in October 2019 compared to $0.6 million in 2019 and $0.4 million related to €5 million of new French government debt financing received in May 2020. Interest income was insignificant in both years.

Convertible debt amendment
Effective March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three consecutive options to extend the term of each note by one additional year, except for the August 2019 which has two options. Following the amendments, the fair value of the notes just prior to amendment was estimated, which resulted in a gain on extinguishment of $1,399,000 recorded as "Convertible debt amendments" in the Consolidated Statements of Operations.

Change in fair value of convertible debt embedded derivative
Following the amendments signed in March 2020, the Company's call options to extend the term of each note and in certain cases a repricing to decrease the conversion price have been recorded as an embedded derivative at fair value. The initial embedded derivative of the notes was calculated to be $5,266,000. This fair value is remeasured at each balance sheet date or at the conversion date (as two of the notes were converted in December 2020). At December 31, 2020, the recalculated fair value of the remaining convertible debt was $12,395,000 and the change of the fair value of $13,129,000 in 2020 was recorded in the Consolidated Statement of Operations.
Foreign Exchange Gain (Loss), Net
We had a net foreign exchange loss of $2.7 million in 2020 compared to a net foreign exchange gain of $71,000 in 2019 primarily due to movements in the U.S dollar versus the euro, particularly in the revaluation of euro-denominated net debt on the balance sheet.
Income Tax Expense (Benefit)
In 2020, we recorded current tax expense of $538,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax expense amounting to $398,000, related to the impact of the extinguishment of the previous convertible debt. In 2019, we recorded current tax expense of $251,000, arising from taxable income incurred at certain subsidiaries, and a deferred tax benefit amounting to $1,034,000, mainly due to the recognition of deferred tax assets that were determined to be realizable as a result of the deferred tax liability recorded (through equity) related to convertible debt and debt with warrants attached. The deferred tax liability resulted from the recognition of the equity components following the separation between the equity and liability components of these financial instruments.

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

Selected Quarterly Results of Operations
The following table presents our unaudited quarterly results of operations for 2019 and 2020. This unaudited quarterly information has been prepared on the same basis as our audited Consolidated Financial Statements and includes all adjustments necessary for the fair presentation of the information for the quarters presented. You should read this table together with our Consolidated Financial Statements and the related notes thereto included in this annual report. Our quarterly results of operations will vary in the future. The results of operations for any quarter are not necessarily indicative of results for the entire year and are not necessarily indicative of any future results.

	Three months ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
	(in thousands) (unaudited)
Revenue:
Product revenue	$4,111	$6,774	$6,008	$5,054	$5,501	$8,774	$11,580	$12,064
Other revenue	2,357	1,136	1,312	4,112	3,271	3,457	2,542	3,727
Total revenue	6,468	7,910	7,320	9,166	8,772	12,231	14,122	15,791
Cost of revenue(1):
Cost of product revenue	3,575	4,443	4,159	4,526	3,897	5,884	7,668	8,183
Cost of other revenue	574	482	394	332	373	440	527	494
Total cost of revenue	4,149	4,925	4,553	4,858	4,270	6,324	8,195	8,677
Gross profit	2,319	2,985	2,767	4,308	4,502	5,907	5,927	7,114
Operating expenses(1):
Research and development	6,157	5,773	6,205	5,664	7,421	7,512	7,984	7,938
Sales and marketing	2,221	2,026	1,857	1,864	2,264	1,871	1,774	2,003
General and administrative	1,913	2,038	2,245	2,374	2,605	2,082	2,076	2,606
Total operating expenses	10,291	9,837	10,307	9,902	12,290	11,465	11,834	12,547
Operating income (loss)	(7,972)	(6,852)	(7,540)	(5,594)	(7,788)	(5,558)	(5,907)	(5,433)
Financial income (expense):
Interest income (expense), net	(1,976)	(2,214)	(2,293)	(3,110)	(3,491)	(3,717)	(3,623)	(3,643)
Other financial expense	—	—	—	—	—	—	—	—
Convertible debt amendments	—	—	—	—	1,399	—	—	—
Change in fair value of convertible debt derivative	—	—	—	—	(5,621)	(9,141)	1,522	111
Foreign exchange gain (loss)	322	(303)	874	(822)	675	(505)	(885)	(1,936)
Profit (Loss) before income taxes	(9,626)	(9,369)	(8,959)	(9,526)	(14,826)	(18,921)	(8,893)	(10,901)
Income tax expense (benefit)	(17)	(213)	(179)	(374)	443	34	98	361
Profit (Loss)	$(9,609)	$(9,156)	$(8,780)	$(9,152)	$(15,269)	$(18,955)	$(8,991)	$(11,262)

(1)Includes share-based compensation as follows:

	Three months ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
	(in thousands) (unaudited)
Cost of revenue	$2	$3	$2	$3	$5	$4	$4	$29
Operating expenses	486	426	360	515	663	620	517	1,143
Share-based compensation	$488	$429	$362	$518	$668	$624	$521	$1,172
The following table sets forth a summary of our quarterly statement of operations as a percentage of total revenue:

	Three months ended
	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
	(% of revenue) (unaudited)
Revenue:
Product revenue	64	86	82	55	63	72	82	76
Other revenue	36	14	18	45	37	28	18	24
Total revenue	100	100	100	100	100	100	100	100
Cost of revenue:
Cost of product revenue	55	56	57	49	44	48	54	52
Cost of other revenue	9	7	5	4	4	4	4	3
Total cost of revenue	64	62	62	53	49	52	58	55
Gross profit	36	38	38	47	51	48	42	45
Operating expenses:
Research and development	95	73	85	62	85	61	57	50
Sales and marketing	34	26	25	20	26	15	13	13
General and administrative	30	26	30	26	30	17	14	17
Total operating expenses	159	124	141	108	140	95	84	79
Operating income (loss)	(123)	(87)	(103)	(61)	(89)	(45)	(42)	(34)
Financial income (expense):
Interest income (expense), net	(31)	(28)	(31)	(34)	(40)	(30)	(26)	(23)
Other financial expense	—	—	—	—	—	—	—	—
Convertible debt amendments	—	—	—	—	16	—	—	—
Change in fair value of convertible debt derivative	—	—	—	—	(64)	(75)	11	1
Foreign exchange gain (loss)	5	(4)	12	(9)	8	(4)	(6)	(12)
Profit (Loss) before income taxes	(149)	(119)	(122)	(104)	(169)	(155)	(63)	(69)
Income tax expense (benefit)	—	(4)	(2)	(4)	5	—	1	2
Profit (Loss)	(149)	(116)	(120)	(100)	(174)	(155)	(64)	(71)

In the first half of 2019, product revenue reflects the weakness in our broadband business. This weakness primarily related to lower sales in emerging markets stemming from our decision in earlier years to focus our product development efforts on the IoT business rather than on a second-generation Cat 6 product offer. IoT business with revenue from Cat 1 and CAT M products stalled in 2019 because of delays in the market. The broadband business began recovering in the second half of 2019, but this was offset by Cat 1 slowdowns, which reduced revenues in the third and fourth quarters of 2019. From the second quarter of 2020, product revenues reflects the increase of broadband product revenue with large orders for our modules that power Verizon’s JetPack Ellipsis portable router. With the COVID-19 pandemic, JetPack is used to help schools and students with remote learning applications as many students in the United States are not able to return to classes full-time. Total massive IoT product revenue increased slightly during the first three quarters of 2020. The Cat 1 production was impacted by the COVID-19 supply disruptions and priority was given to serving broadband business demand. In addition, the Cat M business has experienced some delay on certain customer projects not yet launched and some softness in the automotive-related business, both caused by the pandemic. In the fourth quarter of 2020, Cat 1 products sales increased as customers launched new products.
We continue to experience volatility in quarterly revenue as many of the new design wins either ramp with some delay versus expectations, or do not ramp smoothly over time. Other revenue has an inherent fluctuation due to the timing of the execution of software licenses and development services. From the fourth quarter of 2019, other revenue was higher mainly due to revenue recognition related to license and development services contract entered into with a strategic partner in October 2019.
Cost of product revenue in general increased and decreased, consistent with the increases and decreases in product revenue quarter to quarter. Cost of other revenue remained stable in 2020 compared to 2019; direct costs incurred by the Company and related to development service agreements negotiated with customers and partners to develop services are recorded in cost of other revenue.
Gross margin remained below 40% in 2019 (except in the last quarter of 2019) as a significant portion of our revenues was generated from our LTE modules with lower margins than our chip solutions. In 2020, the gross margin improved above 45% (except in the second quarter of 2020) due to higher services revenues and a more favorable proportion of chips versus modules in the mix.
Research and development expenses were impacted in 2020 by an increase in headcount related to the 5G development team acquired in Israel. In the second half of 2020, Research and development expenses were impacted by the unfavorable foreign exchange rate between euros and US dollar compared to the rate in 2019.
Quarterly sales and marketing expense decreased slightly in 2020 compared to 2019, reflecting lower expenses in trade shows and travel related to the COVID-19 pandemic and a reduction of headcount, partially offset by higher sales bonuses, non-cash stock-based compensation expense and expenses in euros impacted by a unfavorable foreign exchange rate between euros and US dollars compared to the rate in the same period in 2019.
General and administrative expense increased in the first and the fourth quarter of 2020. The first quarter of 2020 was impacted by one-time recruiting expenses related to bringing on a new 5G team in Israel. Fourth quarter of 2020 increased significantly, mainly due to legal fees relating to financing transactions and an increase of non-cash stock-based compensation expense.
Interest expense increased quarter to quarter due to a full year of interest of additional convertible debt issued in May and August 2019 and to interest related to an up-front payment received in October 2019. Interest income was insignificant. The first quarter of 2020 reflects the impact of the convertible debt amendments. The change in fair value of convertible debt embedded derivative reflects the remeasurement of the fair value at each quarter end. Foreign exchange gains and losses resulted primarily from the change in the U.S. dollar to euro exchange rate and remeasurement of euro-based assets and liabilities at settlement or balance sheet date.
Income tax income increased in the first quarter of 2020 due to the recognition of deferred tax expense related to the impact of the extinguishment of the previous convertible debt. In the fourth quarter of 2020, we recorded current tax expense arising from taxable income incurred at certain subsidiaries.
We have yet to experience an established pattern of seasonality. However, business activities in Asia generally slow down in the first quarter of each year during the Lunar New Year period, which could harm our sales and results of operations during the period.

B.	Liquidity and Capital Resources
Sources of Liquidity
Our cash and cash equivalents and short-term investments were $18.5 million at December 31, 2020. The Company’s internal cash forecast which is built from sales forecasts by products and by customer, assumes a stable operating cost structure, assumes ongoing and new government funding of research programs and assumes new funding activities. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. Furthermore, the effects of COVID-19 coronavirus pandemic may continue to have a negative impact on the production of the Company's products, the Company's ability to source components needed for production or on the demand for the Company's products by customers whose supply chain or end demand are negatively affected by COVID-19, and as a result could affect the Company’s financial condition. The effects of COVID-19 also could negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond.
While the Company has taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.
Since inception, we have financed our operations primarily through proceeds from the issues of our shares, convertible notes and venture debt, which totaled $73.1 million from 2004 to the end of 2010; from $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011 and from $125.7 million in net proceeds from our follow-on public offerings in 2013, 2016, 2017, 2018 and 2020.
In June 2014, we entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 80-90% of the face value of accounts receivable from qualifying customers. We transfer to the finance company all invoices issued to qualifying customers and the customers are instructed to settle the invoices directly with the finance company. In May 2020, we entered into an agreement to finance the 2020 research tax credit receivable as it is earned over the year. At December 31, 2020, $14.2 million had been drawn on the lines of credit from these two agreements and recorded as a current borrowing.
In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a three-year period. The total funding was €7.0 million ($9.0 million), a portion in the form of a grant (€3.0 million or $3.8 million) and a portion in the form of a loan (€4.0 million or $5.2 million). The funding was paid in installments after milestones defined in the contract, the last of which was received in 2019. The advance will be repaid from March 31, 2019 to September 30, 2022 of which €300,000 ($355,000) in principal and interests was paid in 2020, and bears interests at a 1.53% fixed contractual rate.
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
In January 2016, Bpifrance provided a funding to the Company for a new long-term research project, estimated to be completed over a 27-month period. The total of the funding amounts to €2.1 million ($2.3 million) comprising a portion in the form of a grant (€0.7 million or $0.7 million) and a portion in the form of a forgivable loan (€1.4 million or $1.6 million). The funding was paid in four installments, with the last being received in 2020. The forgivable loan advance will be repaid, except if the project is a commercial failure, from July 1, 2020 to July 1, 2024 and bears interests at a 1.17% fixed contractual rate. In late 2020, the Company determined that there was not enough market interest for the radio frequency of the product development funded by this grant, and abandoned the project. A request for forgiveness of the debt has been made and is still pending.

On April 27, 2016, we raised net proceeds of $7.0 million from the sale of convertible notes to Nokomis Capital and another institutional investor in a private placement transaction. The convertible notes mature in April 2021 (after the amendment signed in February 2020 to extend the term by one year) and bear interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. Following the 2020 amendment, the notes are convertible, at the holder’s option, into the Company’s ADSs at $4.90 per ADS. On October 30, 2018 and in connection with entering into the bond issuance agreement, the Company retired convertible notes issued on April 27, 2016 and due on April 27, 2020, with a principal amount of $1 million, by paying the principal and accrued interest due as of October 30, 2018 to the other institutional investor noteholder. Nokomis remains the sole holder of the notes issued in 2016. On December 7, 2020, Nokomis converted the notes with a principal value of $6,000,000 plus accrued interest and conversion bonus.
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
On May 7, 2019, the Company entered into a convertible note agreement with Nokomis in the principal amount of $3.0 million. The convertible note matures in April 2021, bears interest at a rate of 7% per year, paid in kind annually on May 7th and is convertible, at the holder’s option, into the company’s ADSs at a conversion rate of $4.84 per ADS. On December 7, 2020, Nokomis converted the notes with a principal value of $3,000,000 plus accrued interest and conversion bonus.
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

On April 2, 2020, the Company entered into a Shareholder Loan Agreement with Bpifrance Participations, providing for an unsecured shareholder loan in an aggregate principal amount of $2.2 million. The loan accrued interest at 4.0% per annum. On May 15, 2020, the Company completed a private placement of 428,869 ADSs (1,715,476 ordinary shares) to Bpifrance Participations at a price of $5.15 per ADS, which equaled the offering price to the public of ADSs sold in the underwritten public offering that closed on May 14, 2020.
On April 30, 2020, the Company finalized €5 million of French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan. The French loan is unsecured and can, at Sequans’ option, be repaid in full in one year plus 1.75% interest or, with one to four months’ notice before April 30, 2021, be repaid over the following five years. In March 2021, the Company exercised the option to repay over an additional five years (from August 2022 to May 2026, only interest will be paid from August 2021 to May 2022).
On March 5, 2021, the Company executed an agreement with Bpifrance that provides funding to the Company in the context of a long-term research project named CRIIOT, estimated to be completed over a 33-month period. The total value of the project is €5,615,000 ($6,890,000) in the form of a grant. The funding will be paid in three installments : €1,404,000 ($1,723,000) after the signature of the contract, received on March 5 2021; €2,808,000 ($3,445,000) between October 26, 2021 and October 26, 2022 based on achievement of milestones and the remaining amount of €1,403,000 ($1,722,000) at the end of the contract.
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Net cash from (used in) operating activities	$(22,838)	$5,093	$(19,386)
Net cash used in investing activities	$(8,766)	$(9,101)	$(24,762)
Net cash from financing activities	$40,744	$6,019	$37,619
Net increase (decrease) in cash and cash equivalents	$9,140	$2,011	$(6,529)
Cash Flows from Operating Activities
Net cash used in operating activities during 2020 was $19.4 million, reflecting a net loss (before income tax) of $53.5 million, increases in trade and other receivables of $8.5 million, and in research tax credit receivable of $0.7 million and decreases in contract liabilities of $5.1 million offset by increases in trade payables and other liabilities of $6.2 million, and decreases in inventories of $0.4 million. These and other smaller working capital adjustments were a net $0.3 million cash from operating activities. In addition, there were several non-cash charges, including depreciation and amortization of $9.8 million, interest expense of $14.5 million, change in the fair value of convertible debt embedded derivative of $13.1 million, and share-based compensation expense of $3.0 million during the period. There was a non-cash benefit of $1.4 million related to the convertible debt amendments.
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

Cash Used in Investing Activities
Cash used in investing activities during 2020, 2019 and 2018, consisted primarily of purchases of property and equipment and intangible assets of $6.6 million, $3.5 million and $5.4 million, respectively, of capitalized development expenditures of $7.2 million, $5.6 million and $3.8 million, respectively, and the purchase of short-term deposits for $10.9 million in 2020. In 2020, the purchase of intangible assets included licenses purchased for the 5G product development.
Cash Flows from Financing Activities
Net cash provided by financing activities was $37.6 million in 2020, reflecting $29.3 million in net proceeds from our follow-on public offerings in May and December 2020, $5.4 million in proceeds from a French government debt financing, $9.9 million in net proceeds drawn on interest-bearing receivables financing, $0.2 million in proceeds from research project financing and $2.1 million in net proceeds from debt that was subsequently converted, offset by $5.2 million repayment of the venture debt, $0.2 million repayment of government loan, $1.2 million payment of lease liabilities, $0.4 million repayment of research project financing and a $2.5 million payment of interest.
Net cash provided by financing activities was $6.0 million in 2019, reflecting $8.3 million in net proceeds from issuing of warrants, $8.0 million from net proceeds from the issuance of convertible debt and $1.1 million in proceeds from research project financing, offset by a $6.2 million net repayment on the factoring line of credit, a $0.8 million repayment of the venture debt, a $0.4 million repayment of government loan, a $1.3 million payment of lease liabilities, a $0.2 million repayment of research project financing and a $2.4 million payment of interest.
Net cash provided by financing activities was $40.7 million in 2018, reflecting $20.8 million in net proceeds from our follow-on public offering in January 2018, $13.6 million in net proceeds from issuance of venture debt, $4.4 million from net proceeds from the issuance of convertible debt, $1.6 million in proceeds from research project financing and $2.9 million in net proceeds drawn on the factoring line of credit, offset by a $1.2 million repayment of convertible debt and accrued interest, a,$0.6 million repayment of government loan and a $0.8 million payment of interest.
Operating and Investing Requirements
We expect our cash operating expenses to be moderately higher in each quarter of 2021 compared to the average quarterly rate of 2020 as we complete the development of our new 5G chipset targeting broadband and critical IoT applications. We expect that investments in tangible and intangible assets are likely to increase slightly due to the timing and nature of product development activity expected in 2021. In addition, we will incur expense to meet our commitments to our customers under various purchase orders and contracts. The Company will be required to obtain significant additional financing to meet these cash flow needs.
The Company’s internal cash forecast, which is built from sales forecasts by products and by customer, assumes a slightly increasing operating cost structure, ongoing and new government funding of research programs and new strategic funding activities. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. Furthermore, the effects of COVID-19 coronavirus pandemic may continue to have a negative impact on the production of the Company's products, the Company's ability to source components needed for production or on the demand for the Company's products by customers whose supply chain or end demand are negatively affected by COVID-19, and as a result could affect the Company’s financial condition. The effects of COVID-19 also could negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond. While the Company has taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.
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
Our short and long-term capital requirements will depend on many factors, including the following:
•our ability to generate cash from operations or to minimize the cash used in operations;
•our ability to control our costs;
•the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, or participating in litigation-related activities;
•the impact of the COVID-19 coronavirus on our business; and
•the acquisition of businesses, products and technologies.
From time to time, we have entered into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. (See Note 20.2 for more information on our hedging arrangements.)

C.	Research and Development, Patents and Licenses, etc.
We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 243 employees and independent contractors, at December 31, 2020, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal wireless domains, including 2G, 3G, 4G LTE, 5G and other wireless communication technologies such as Wi-Fi. Nearly 83% of our employee engineers have more than 10 years of experience in their specific domain, and 82% of our engineers hold masters degrees.
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
We participate in multiple European Union and French collaborative projects for advanced studies to benefit from cutting edge innovations from industry and academic partners in areas spanning from signal processing to end-to-end solutions. Recent activities focus on the defining of IoT for industrial needs, in line with the evolution of 5G.
At December 31, 2020, we had 71 patents issued.
Our research and development expense was $27.9 million for 2018, $23.8 million for 2019 and $30.9 million for 2020.

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
The following table summarizes our outstanding contractual obligations, including interest to be paid as applicable at December 31, 2020 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Liabilities:
Research project financing	6,584	1,944	4,215	425	—
Government loans	7,661	1,536	3,170	2,543	412
Convertible debt (1)	35,506	—	—	35,506	—
Venture debt	9,168	6,600	2,568	—	—
Lease contracts	7,931	1,777	3,434	2,361	359
Trade payables	17,381	15,701	250	1,430	—
Interest-bearing receivables financing	14,228	14,228	—	—	—
Other current liabilities	8,386	8,386	—	—	—
Total	$106,845	$50,172	$13,637	$42,265	$771
Off-balance sheet commitments:
Inventory component and equipment purchase commitments	6,549	6,184	365	—	—
Total	$6,549	$6,184	$365	$—	$—
(1) Based on the existing contractual terms as of December 31, 2020 and assuming the Company's options to extend the maturity are exercised.
During the three months ended March 31, 2021, Nokomis Capital converted part of the 2015 note with a total principal value of $7,750,000 plus accrued interest and conversion bonus of $4,536,438.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
Executive Officers and Directors
The following table sets forth information about our executive officers and directors as the date of this annual report.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	59	Chairman of the Board and Chief Executive Officer
Deborah Choate	57	Chief Financial Officer
Bertrand Debray	56	Executive Vice President - Broadband IoT Business
Didier Dutronc	61	Executive Vice President - Massive IoT Business
Danny Kedar	49	Chief Operating Officer
Nikhil Taluja	49	Executive Vice President Worldwide Sales
Directors
Wesley Cummins	43	Director
Mailys Ferrere	58	Director
Yves Maitre	58	Director
Richard Nottenburg	67	Director
Hubert de Pesquidoux	55	Director
Dominique Pitteloud	59	Director
Alok Sharma	56	Director
Zvi Slonimsky	71	Director
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
Deborah Choate has served as our chief financial officer since July 2007. Prior to joining Sequans, she was chief financial officer at Esmertec AG from September 2005 to June 2007 and at Wavecom SA, from August 1998 to August 2004, and vice president of finance at Platinum Equity from October 2004 to September 2005. Earlier in her career, she was an audit partner with Ernst & Young. Ms. Choate has over 35 years of experience in management, finance and accounting, including over 20 years working with technology companies, in particular communications hardware, software and services. Ms Choate holds a BS in business administration from the University of California at Berkeley.
Bertrand Debray has served as our executive vice president for the broadband IoT business unit since October 2020; from July 2013 until September 2020, Mr. Debray served as our chief operating officer and prior to that as vice president, engineering since the company was founded in 2003. Before joining Sequans, Mr. Debray was director of hardware and ASIC development in the cable product division at Juniper Networks. He joined Juniper Networks after the company acquired Pacific Broadband Communications, where he played the same role and was significantly involved in developing the cable product and team. Mr. Debray has held technical and management positions at Alcatel. He has over 20 years’ experience in large project development covering all access technologies, including wireless, satellite and cable. Mr. Debray holds a MSE from Ecole Nationale Supérieure des Télécommunications, Paris.
Didier Dutronc has served as executive vice president for the massive IoT business unit since October 2020; from March 2016 until October 2020, Mr. Dutronc served as our chief marketing officer. From January 2014 until March 2016, Mr.

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
Danny Kedar has served as our chief operating officer since November 2020. Prior to that Mr. Kedar served as vice president of the IoT business unit from February 2016 to November 2020. Mr. Kedar returned to Sequans in June 2015 after three years as CEO of Stylls, an internet start-up offering a photo book creation and sharing application. From 2009 to 2012, Mr. Kedar was one of the lead product managers instrumental in the development of Sequans’ first LTE products. Prior to this, Mr. Kedar was CEO of Dorfour, a company developing technology for LTE modems. Earlier in his career, Mr. Kedar held positions including design engineer and marketing manager at companies including Agere Systems and Texas Instruments. Danny holds an engineering degree from Technion, Israel’s leading engineering school, and an MBA from Lehigh University, Pennsylvania, USA.
Nikhil Taluja has served as our executive vice president of worldwide sales since September 2016. From July 2013 until August 2016, Mr. Taluja was vice president of sales at SK hynix, a leading supplier of DRAM and Flash memory solutions, where he led the sales organization for the Americas. From March 2012 until July 2013, Mr.Taluja led the Americas’ sales and marketing organizations at ST-Ericsson, the former multinational supplier of wireless semiconductor products, including LTE solutions. From November 2007 until March 2012, Mr. Taluja held various other sales and marketing position at ST-Ericsson. Mr. Taluja has more than 20 years of sales, product marketing and business development experience, including having worked for Texas Instruments and TranSwitch, specifically in the areas of wireless and wireline communications and has co-authored three patents in the field of near field communications (NFC). Mr. Taluja holds an M.S. in electrical engineering and a BS in computer engineering and mathematics from Kansas State University.
Directors
Wesley Cummins has served as a director since June 2018. Mr. Cummins is currently the founder and head of 272 Capital L.P., an investment advisory firm he formed in February 2020. Previously he was an analyst with Nokomis Capital, LLC, an investment advisory firm and major investor in the Company, from 2013 to February 2020. Prior to that, Mr. Cummins was an analyst for Harvey Partners from March 2011 to September 2012. From February 2002 to March 2011, Mr. Cummins served as a senior research analyst covering technology hardware companies, director of research, head of capital markets and, finally, as president of B. Riley & Co., an investment banking firm. Prior to that, he was an associate analyst at Needham & Company, an investment banking firm. Mr. Cummins is also a board member of Vishay Precision Group, a measurement solutions company. He previously served on the board of Telenav, Inc., a connected car company. Mr. Cummins holds a B.S.B.A. from Washington University in St. Louis, Missouri.
Mailys Ferrere has served as a director since June 2017. Ms. Ferrere currently leads Bpifrance Large Venture, a late-stage venture capital fund investing in French companies to help them grow into global leaders. Bpifrance Large Venture has invested in over 50 companies in the tech, biotech and greentech spaces, including the Company. Before joining Bpifrance Large Venture in 2013, Ms. Ferrère was an Investment Director at the Fonds Stratégique d’Investissement. Previously, she was an equity capital markets banker at a number of banks, including Natixis. Ms. Ferrere is also a board member of DBV Technologies, Innate Pharma and Euronext Paris. She is a graduate of Sciences Po (IEP Paris).
Yves Maitre has served as a director since June 2014. Mr. Maitre is currently CEO of Able France, a consulting firm. From October 2019 until September 2020, Mr. Maitre was Chief Executive Officer of HTC Corporation. Until September 2019, Mr. Maitre served as Executive VP for Connected Objects and Partnerships at Orange Corporate where he was responsible for managing Orange’s relationships with global device makers as well as partnering with ecosystem players from chipset upwards to internet companies. Prior to joining Orange, Mr. Maitre spent six years working for the consumer electronics company Thomson. He was President of Key MRO America, a subsidiary of Thomson United States and whilst living in Singapore he worked for Thomson Asia as Director of Manufacturing Supply Chain and Product Management. Before Thomson, Mr. Maitre spent five years as the COO of Quante-Pouyet, a subsidiary of 3M, making connectors for the telecoms business. He is also a board member of Orange China and several midsize / start-up companies. Mr. Maitre is an Engineering graduate in Nuclear Physics from Polytech Grenoble (France).
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
Dominique Pitteloud has served as a director since January 2005. Mr. Pitteloud is a co-founder and managing partner at Climb Ventures in Geneva since 2020. He was managing partner with Ginko Ventures from 2015 to 2020, partner with Endeavour Vision from 2007 to 2015, and principal at Vision Capital from 2001 to 2007. Mr. Pitteloud is also an advisor to ASSIA, a provider of DSL management solutions and serves or has served as a director of number of private companies. Prior to becoming a venture capitalist, Mr. Pitteloud was vice president of marketing at 8×8, a Silicon Valley semiconductor and telecommunication company, which he joined in 1999 as part of the acquisition of Odisei, a VoIP start-up from Sophia Antipolis, France. At Odisei, Mr. Pitteloud led the development of the company’s business and financing activities. Prior to Odisei, Mr. Pitteloud held various engineering and management positions at Logitech, including Vice President of the scanner and video camera business units. Mr. Pitteloud received a BS in electrical engineering and telecommunications from the School of Business and Engineering in Vaud, Switzerland and an MBA from Santa Clara University.

Dr. Alok Sharma has served as a director since January 2011. Dr. Sharma has served as the General Manager of the Enterprise Cloud division at Ericsson since August 2020. Prior to Ericsson, Dr. Sharma was the Chief Executive Officer of StratuWorX, a company providing infrastructure, software, security, disaster recovery and backup, all as a service, from May 2014 until StratusWorX was acquired by Ericsson in July 2020. From September 2010 to December 2012, Dr. Sharma was the Chief Executive Officer of Accelera Inc., a company focused on building network optimization software for mobile broadband networks. From February 2009 to August 2010, Dr. Sharma was the Senior Vice President, Corporate Development and Alliances, at Aviat Networks (earlier known as Harris-Stratex, Microwave Division of Harris Corporation), where he was responsible for leading corporate strategy, mergers and acquisitions, as well as the development of key strategic relationships for the company. Beginning in June 2004, Dr. Sharma was the founder and chief executive officer of Telsima Corporation, a provider of WiMAX broadband wireless solutions, until it was acquired by Aviat Networks in February 2009. Prior to Telsima, Dr. Sharma was the vice president and general manager of the Worldwide Cable Business at Juniper Networks from December 2001 to May 2003. Before Juniper Networks, Dr. Sharma was the founder and chief executive officer of Pacific Broadband Communications, which was acquired by Juniper Networks in December 2001. Prior to that, Dr. Sharma held senior management and technical positions at Hewlett Packard, Fujitsu/Amdahl, Integrated Device Technology and Siara Systems, a metro routing company acquired by Redback/Ericsson. Dr. Sharma holds a bachelor of engineering from the Indian Institute of Technology, Roorkee, India and a PhD in electrical engineering from the University of Wisconsin-Madison, and holds ten patents.
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
Compensation of Executive Officers and Directors
The aggregate compensation paid and benefits in kind granted by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2020 was $4.0 million. For the year ended December 31, 2020, we estimate that approximately $16,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
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
(1)The annual equity award for continuing board members has an exercise price equal to the fair market value of the ADSs on the date of grant and will fully vest on the earlier of (a) the three year anniversary of the date of grant of the award and (b) the date immediately preceding the date of the annual meeting of our shareholders for the third year following the year of grant for the award, subject to the non-employee director’s continued service to us through the vesting date.
(2)All such awards will become fully vested upon a change of control.

No cash or warrants were awarded to Ms. Fererre in accordance with the restrictions of her employment agreement with Bpifrance Large Venture.
Employment Agreements with Executive Officers
We have entered into a managing director agreement with Georges Karam, our chairman and chief executive officer. See “Item 7.B—Related Party Transactions—Agreements with Executive Officers and Directors—Employment Agreement”. We have entered into standard employment agreements with each of our other executive officers. There are no arrangements or understanding between us and any of our other executive officers providing for benefits upon termination of their employment, other than as described in our chief executive officer's employment agreement and other than as required by applicable law.
Equity Plans
Beginning in 2004, we have issued to our employees and certain consultants stock options, founders' warrants and warrants to purchase our ordinary shares, and restricted share awards. Due to French corporate law and tax considerations, we have issued such equity awards under four types of equity plans, collectively referred to in this discussion as our equity plans. Our equity plans provide for the issue of restricted free shares or stock options to employees pursuant to our Stock Option and Restricted Share Award Plans; warrants to our business partners, including certain consultants and advisors, who have long-term relationships with us and advise us on a regular basis, pursuant to our BSA Subscription Plans; and prior to our initial public offering in the United States in April 2011, founders' warrants to employees in France until the time of our initial public offering, pursuant to our BCE Subscription Plans. Founders' warrants are a specific type of option available to qualifying young companies in France and have a more favorable tax treatment for both the employee and the employer compared to stock options, but otherwise function in the same manner as stock options, in particular in terms of vesting. Following completion of our initial public offering in the Unites States in April 2011, we no longer issue founders' warrants. As of March 8, 2021 all founders' warrants had been exercised, forfeited or expired.
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
From 2004 through March 19, 2021, our shareholders have approved and authorized the issuance of an aggregate of 27,009,500 shares (6,752,375 ADSs) under our equity plans. At March 19, 2021, there were outstanding stock options and warrants to purchase a total of 1,131,839 of our ADSs issued under our equity plans at a weighted average exercise price of $7.49, of which 703,175were held by our directors and executive officers at a weighted average exercise price of $7.02 per ADS. Of these outstanding stock options, founders' warrants and warrants, at March 19, 2021, options and warrants to purchase 988,423 ADSs were vested and exercisable, of which 576,508 were held by our directors and executive officers. At March 19, 2021, there were unvested restricted share awards outstanding representing 2,255,335 ADSs, of which 878,780 were held by our directors and executive officers. As of March 19, 2021, 328,040 restricted shares (106,250 held by our directors and executive officers) had vested but were not yet freely transferable under the restrictions of the plans.
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

The following table provides information regarding the options to purchase our ordinary shares and restricted shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or ADS or have options to purchase more than one percent of our ordinary shares or ADS as of March 19, 2021:

	Restricted Shares (1)			Options
Name (Title)	Number Unvested	Number Vested, Trading Restricted	Grant Date Fair Value	Number	Exercise Price	Expiration Date
Dr. Georges Karam, Chairman and Chief Executive Officer	18,765	—	$3.67	50,000	$2.04	Dec. 13, 2022
	87,515	—	$1.73	150,000	$1.90	Dec. 12, 2023
	218,750	—	$0.95	170,000	$1.58	July 22, 2024
	550,000	250,000	$0.73	130,000	$1.25	Dec. 11, 2024
	900,000		$1.35	98,000	$1.94	Apr. 21, 2025
				170,000	$1.55	July 20, 2025
				100,000	$1.97	Dec. 14, 2025

Bertrand Debray, Chief Operating Officer	5,625	—	$1.78	24,000	$2.04	Dec. 13, 2022
	35,000	—	$0.95	24,000	$1.90	Dec. 12, 2023
	165,000	75,000	$0.73	50,000	$1.58	July 22, 2024
	160,000		$1.35	28,000	$1.25	Dec. 11, 2024
				50,000	$1.55	July 20, 2025
				24,000	$1.97	Dec. 14, 2025

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

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2021
Wesley Cummins	Director	2018	2021
Mailys Ferrere	Director	2017	2023
Yves Maitre	Director	2014	2023
Richard Nottenburg	Director	2016	2022
Hubert de Pesquidoux	Director	2011	2023
Dominique Pitteloud	Director	2005	2022
Alok Sharma	Director	2011	2022
Zvi Slonimsky	Director	2006	2021
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
French law requires that companies having at least 50 employees for a period of 12 consecutive months have a Comité Social et Economique, or Workers’ Council, composed of representatives elected from among the personnel. Our Workers’ Council was formed in 2007. Two of these representatives are entitled to attend all meetings of the board of directors and the shareholders, but they do not have any voting rights.
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
Board Leadership Structure
We believe that the interests of our shareholders are best served by maintaining our Board of Directors’ flexibility in determining the board leadership structure that is best suited to the needs of the Company at any particular time. Mr. Yves Maitre currently serves as lead independent director. The defined role of the lead independent director is designed to ensure a strong, independent and active Board of Directors. As set forth in the Board Internal Charter, the lead independent director has clearly delineated and comprehensive duties. These duties included:
•Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
•Calling meetings of the independent directors.
•Serving as liaison between the independent directors and the chairman and chief executive officer.
•Collecting feedback from the board members in order to help the chairman finalize the meeting agendas.
•Based on feedback from the other board members, recommending to the chairman that a special board of directors meeting be called focused on a specific agenda.
•If a shareholder requests to talk with an independent director and not to the chairman and/or the chief executive officer, representing the board of directors for such communication in coordination with the chairman.
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
At December 31, 2020, we had 250 full-time employees, of whom 140 were located in France, 46 were in Israel, 23 were in the United Kingdom, 18 were in the United States, 8 were in Singapore, 7 were in China, 5 were in Taiwan, and there was one employee in each of South Korea, Ukraine and Hong Kong. Management considers labor relations to be good. We also have independent contractors and consultants. At December 31, 2020, we had 30 dedicated engineers from Global Logic in Ukraine for software development and testing, and also had 27 independent contractors primarily in research and development but also sales, general and administrative departments in France, Finland, Israel, Serbia, the United Kingdom, the United States and Japan.
At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2018	2019	2020
Department:
Research and development	176	159	189
Sales and marketing	24	23	36
General and administration	21	19	18
Operations	6	7	7
Total	227	208	250
Geography:
Europe, Middle East, Africa	185	168	210
Asia	24	24	22
Americas	18	16	18
Total	227	208	250

E.	Share Ownership
For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B.—Compensation—Equity Plans” and “Item 7.A—Major Shareholders.
Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of March 19, 2021:
•each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding ADSs or ordinary shares;
•each of our executive officers;
•each of our directors; and
•all of our executive officers and directors as a group.

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
For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 141,774,810 ordinary shares (the equivalent of 35,443,702 ADSs) outstanding as of March 19, 2021.
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

	Ordinary Shares Beneficially Owned	ADSs Beneficially Owned
	Number	Number	Percent
5% Shareholders
Nokomis Capital, L.L.C.(1)	14,865,032	3,716,258	9.5%
Bpifrance Participations(2)	13,200,072	3,300,018	9.3%
AWM Investment Co. Inc.(3)	12,858,160	3,214,540	9.1%
Divisar Capital Management LLC(4)	6,989,040	1,747,260	4.9%
North Sound Trading, LP (5)	6,400,000	1,600,000	4.5%
Dr. Georges Karam(6)	4,732,250	1,183,063	3.3%
Executive Officers and Directors
Dr. Georges Karam(6)	4,732,250	1,183,063	3.3%
Deborah Choate(7)	341,075	85,269	*
Wesley Cummins(8)	2,032,000	508,000	1.4%
Bertrand Debray(9)	1,255,859	313,965	*
Didier Dutronc(10)	213,187	53,297	*
Mailys Ferrere	—	—	-
Danny Kedar(11)	199,558	49,889	*
Yves Maitre(12)	168,000	42,000	*
Richard Nottenburg(13)	447,147	111,787	*
Hubert de Pesquidoux(14)	139,734	34,934	*
Dominique Pitteloud(15)	210,000	52,500	*
Alok Sharma(16)	144,180	36,045	*
Zvi Slonimsky(17)	194,388	48,597	*
Nikhil Taluja(18)	265,560	66,390	*
All executive officers and directors as a group (14 persons)(19)	10,342,938	2,585,735	7.2%
 * Represents beneficial ownership of less than 1%.

(1)Based on a Schedule 13G filed with the SEC on February 12, 2021. Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), serves as the investment adviser to the accounts of certain private funds (collectively, the “Nokomis Accounts”) and may direct the vote and dispose of the 14,865,032 ordinary shares (the equivalent of 3,716,258 ADSs) held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire. As the principal of Nokomis Capital, Mr. Brett Hendrickson, the principal of Nokomis Capital, may direct the vote and disposition of the 14,865,032 ordinary shares (the equivalent of 3,716,258 ADSs) held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire from the conversion of convertible notes issued by the Company. The address of Nokomis Capital is 1300 Golden Gate Drive, Southlake, TX 76092.
(2)Based on a Schedule 13D/A filed with the SEC on February 12, 2021 and information subsequently provided directly to the Company. Includes 13,200,072 shares (the equivalent of 3,300,018 ADSs) held by Bpifrance Participations S.A., or Bpifrance. Bpifrance is a subsidiary owned at 99.99% by Bpifrance S.A., a French credit institution. CDC and EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”) each hold 49.2% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC, a French public institution of industrial and commercial nature, is principally engaged in the business of banking finance.. BPI may be deemed to be the beneficial owner of 13,200,072 shares, indirectly through its sole ownership of Bpifrance. CDC and EPIC may be deemed to be the beneficial owner of 13,515,852 shares, indirectly through their joint ownership and control of BPI. The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, Bpifrance S.A. and EPIC is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.
(3)Based on a Schedule 13G/A filed with the SEC on February 12, 2021. Includes 12,858, 160 ordinary shares (represented by 3,214,540 ADSs) held by AWM Investment Company, Inc., a Delaware corporation (“AWM”), that is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Island limited partnership ("CAYMAN"), Special Situations Fund III QP, L.P., a Delaware limited partnership ("SSFQP") Special Situations Private Equity Fund, L.P., a Delaware limited partnership ("SSPE"), Special Situations Technology Fund, L.P., a Delaware limited partnership ("TECH") and Special Situations Technology Fund II, L.P., a Delaware limited partnership ("TECH II"), (CAYMAN, SSFQP, SSPE, TECH and TECH II, will hereafter be referred to as the “Funds”). As the investment adviser to the Funds, AWM holds sole voting and investment power over 1,356,378 ordinary shares (339,094 ADSs) held by CAYMAN, 3,999,404 ordinary shares (999,851 ADSs) held by SSFQP, 1,065,564 ordinary shares (266,391 ADSs) held by SSPE, 952,820 ordinary shares held (238,205 ADSs) by TECH and 5,483,996 ordinary shares (1,370,999 ADSs) held by TECH II. Austin W. Marxe ("Marxe"), David M. Greenhouse ("Greenhouse") and Adam C. Stettner ("Stettner") are members of: SSCayman, L.L.C., a Delaware limited liability company ("SSCAY"), the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership ("MGP"), the general partner of SSFQP; MG Advisers, L.L.C., a New York limited liability company ("MG"), the general partner of SSPE; and SST Advisers, L.L.C., a Delaware limited liability company ("SSTA"), the general partner of TECH and TECH II. Marxe, Greenhouse and Stettner are also controlling principals of AWM. The principal business address for AWM is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.
(4)Based on a Schedule 13G/A filed with the SEC on February 16, 2021. Includes 1,747,260 ADSs (representing 6,989,040 ordinary shares) beneficially owned by Divisar Partners QP, LP. Divisar Capital Management LLC is an investment advisor that is registered under the Investment Advisors Act of 1940. Divisar Capital Management LLC, which serves as the general partner and investment manager to each of Divisar Partners QP, L.P. and Divisar Partners, L.P., (collectively "the Funds"), may be deemed to be the beneficial owner of all shares held by the Funds. Mr. Steven Baughman, as Managing Member of Divisar Capital Management LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that either of the Funds are the beneficial owner of any of the securities reported herein.
(5)Based on a Schedule 13D filed with the SEC on January 13, 2021. North Sound Trading, LP, a Delaware limited partnership (“NS Trading”), North Sound Management, Inc., a Delaware corporation ("NS Manager") and Brian Miller, a United States citizen ("Mr. Miller" and, together with NS Trading and NS Manager, the "Reporting Persons"). Mr. Miller is the sole shareholder of NS Manager, the general partner of NS Trading. NS Trading was formed in order to engage in the acquiring, holding and disposing of investments in various companies. NS Manager was formed to act as the general partner of NS Trading, to make investments through NS Trading and to fulfill such other purposes as may be determined by NS Manager and Mr. Miller from time to time. Mr. Miller is the sole shareholder of NS Manager. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, NS Manager and Mr. Miller each may be deemed to be a beneficial owner of the ADSs held by NS Trading. The principal business address for each of the Reporting Persons is c/o North Sound Management, Inc., 115 East Putnam Avenue, Greenwich, CT 06830.
(6)Includes 899,256 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 19, 2021.
(7)Includes 186,651 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 19, 2021.
(8)Includes 32,000 ordinary shares subject to warrants that are exercisable within 60 days of March 19, 2021 and 500,000 ADSs owned by 272 Capital Master Fund Ltd. 272 Capital LP, a Delaware limited partnership ("272

Capital"), is the investment manager for 272 Capital Master Fund Ltd. and Mr. Wes Cummins is the controlling person of 272 Capital.
(9)Includes 91,200 ordinary shares held by Mr. Debray as custodian for his sons. Includes 200,021 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 19, 2021.
(10)Includes 80,011 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 19, 2021.
(11)Includes 100,650 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 19, 2021.
(12)Includes 92,000 ordinary shares subject to warrants that are exercisable within 60 days of March 19, 2021.
(13)Includes 102,000 ordinary shares subject to warrants that are exercisable within 60 days of March 19, 2021.
(14)Includes 97,334 ordinary shares subject to warrants that are exercisable within 60 days of March 19, 2021.
(15)Includes 114,000 ordinary shares subject to warrants that are exercisable within 60 days of March 19, 2021.
(16)Includes 114,000 ordinary shares subject to warrants that are exercisable within 60 days of March 19, 2021.
(17)Includes 114,000 ordinary shares subject to warrants that are exercisable within 60 days of March 19, 2021.
(18)Includes 199,020 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 19, 2021.
(19)Includes 2,330,941 ordinary shares subject to options and warrants that are exercisable and restricted shares that vest within 60 days of March 19, 2021.
None of our principal shareholders have voting rights different than our other shareholders.
At March 19, 2021, there were 35,390,900 of our ADSs outstanding, representing 141,563,602 of our ordinary shares or 99.85% of our 141,774,810 total outstanding ordinary shares. At such date, there were 269 holders of record registered with the Bank of New York Mellon, depositary of our ADSs.

B.	Related Party Transactions
Since January 1, 2019, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders.
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
Agreements with Major Shareholders
Bpifrance
In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding remains unchanged and amounts to €6,967,000 ($8,988,000) comprising a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The funding was paid in three installments, the last of which was received in 2019. The forgivable loan advance will be repaid, except if the project is a commercial failure, from March 31, 2019 to September 30, 2022 of which €150,000 ($168,000) in principal and interests was paid in 2019 and €300,000 ($355,000) in paid in 2020, and bears interest at a 1.53% fixed contractual rate. In the event of commercial success, defined as sales of the product developed under this program in excess of €350 million ($429 million) during a period of three years, then the Company shall pay for three consecutive years after the date of the termination of the reimbursement a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project.
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

In January 2016, Bpifrance provided funding to the Company for a new long-term research project, estimated to be completed in early 2020. The total of the funding amounts to €2,095,000 ($2,288,000) comprising a portion in the form of a grant (€668,000 or $729,000) and a portion in the form of a forgivable loan (€1,427,000 or $1,558,000). The funding was paid in four installments, with the last payment received in February 2020. The forgivable loan advance will be repaid, except if the project is a commercial failure, from July 1, 2020 to July 1, 2024 and bears interests at a 1.17% fixed contractual rate. In the event of commercial success, defined as sales of the product developed under this program in excess of €3 million ($3.7 million), then the Company shall pay for 4 consecutive years after the date of the termination of the refund 13% of the revenues generated by the sales of the products or services (up to a maximum of €600,000, or $736,000, over a period of 10 years). In late 2020, the Company determined that there was not enough market interest for the radio frequency of the product development funded by this grant, and abandoned the project. A request for forgiveness of the debt has been made is still pending.
On April 2, 2020, the Company entered into a Shareholder Loan Agreement with Bpifrance Participations, providing for an unsecured shareholder loan in an aggregate principal amount of $2.2 million. The loan accrued interest at 4.0% per annum. On May 15, 2020, the Company completed a private placement of 428,869 ADSs (1,715,476 ordinary shares) to Bpifrance Participations at a price of $5.15 per ADS, which equaled the offering price to the public of ADSs sold in the underwritten public offering that closed on May 14, 2020. As a result of the issuance of ADSs to BPI in the private placement, the loan from BPI pursuant to the Shareholder Loan Agreement between the Company and BPI was discharged and issued capital was increased.
On April 30, 2020, Bpifrance provided €5 million of debt financing as part of the French COVID-19 economic support plan. The French loan is unsecured and can, at Sequans’ option, be repaid in full in one year plus 1.75% interest or, with one to four months’ notice before April 30, 2021, be repaid over the following five years. In March 2021, the Company exercised the option to repay over an additional five years (from August 2022 to May 2026, only interest will be paid from August 2021 to May 2022).
Nokomis Capital, L.L.C.
In April 2015, we completed the sale of a $12 million convertible note to an affiliate of Nokomis Capital, L.L.C. in a private placement transaction. The convertible note is an unsecured obligation of the Company, was to mature in April 2018 and bears interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The note is convertible, at the holder’s option, into the company’s ADSs at a conversion rate of $1.85 per share ($7.40 per ADS). On April 27, 2016, we completed the sale of a $6.0 million convertible note to an affiliate of Nokomis Capital, L.L.C. in a private placement transaction. The convertible note is an unsecured obligation of the Company, was to mature in April 2019 and bear interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the notes. The notes are convertible, at the holder’s option, into the Company’s ADSs at a conversion price of $2.7126 per share ($10.85 per ADS). In 2017, we amended the terms of both notes to extend the maturity dates each by one year and to change the conversion price of the notes issued in 2016 from $10.85 per ADS to $9.00 per ADS. As part of the agreement, a representative of Nokomis Capital, L.L.C. became a board observer in November 2017 and became a board member after approval of shareholders at the June 2018 annual meeting. Nokomis Capital L.L.C. no longer has a board representative.
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
On December 7, 2020, Nokomis Capital L.L.C. converted the notes issued in 2016 and May 2019 notes with a principal value of $9,000,000 plus accrued interest and conversion bonus of $3,352,482 into a total of 10,119,844 ordinary shares (representing 2,529,961 ADS).
During the three months ended March 31, 2021, Nokomis Capital L.L.C. converted a portion of the notes issued in 2015. Principal value of $7,750,000 plus accrued interest and conversion bonus of $4,536,438 was converted into a total of 7,227,308 ordinary shares (representing 1,806,827 ADS).
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
On February 2, 2021, the board of director approved a consultancy services agreement with ABLE France, a company owned by Yves Maitre, member of the board of directors, for services in business development.
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
Legal Proceedings
In August 2017, two securities class action lawsuits were filed, which were consolidated into a single lawsuit in September 2017, alleging violations of the U.S. federal securities laws by us, our President and CEO, and our Chief Financial Officer. The plaintiffs asserted claims primarily based on purported misrepresentations regarding Sequans’ revenue recognition policy in its Annual Reports on Form 20-F for the fiscal years ended 2015 and 2016. In particular, plaintiffs claim that an August 1, 2017 press release, in which we disclosed a $740,000 reduction in previously-recognized revenue, indicated that representations in earlier public disclosures regarding revenue were false or misleading. An amended complaint was filed in April 2018, and the Company and the individual defendants subsequently filed a motion to dismiss. On September 30, 2019, the Court issued a decision dismissing the claims against our CFO, but permitting the claims against the Company and our CEO to proceed. After a second mediation session in April 2020, the parties agreed to a settlement for an amount of $2.75 million, which was approved by the Court on September 28, 2020 and paid.
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
No significant changes have occurred since December 31, 2020, except as otherwise disclosed in this annual report.
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
The information set forth in our Registration Statement on Form F-3 (File No. 333-250122), filed with the SEC on November 16, 2020, under the heading “Description of Share Capital” is incorporated herein by reference.

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
Material United States Federal Income Tax Consequences
The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of the ADSs. This description addresses only the United States federal income tax consequences to holders that are purchasers of the ADSs and hold such ADSs as capital assets (generally property held for investment). This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:
•financial institutions or insurance companies;
•real estate investment trusts, regulated investment companies or grantor trusts;
•dealers or traders in securities or currencies;
•tax-exempt entities;
•certain former citizens or former long-term residents of the United States;
•persons that received the ADSs as compensation for the performance of services;
•persons that will hold the ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;
•holders that will hold the ADSs through a partnership or other pass-through entity;
•U.S. Holders, as defined below, whose “functional currency” is not the United States dollar; or
•holders that own, directly, indirectly or through attribution, 10.0% or more of the voting power or value of our shares.
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
For purposes of this description, a “U.S. Holder” is a beneficial owner of the ADSs that, for United States federal income tax purposes, is:
•a citizen or resident of the United States;
•a corporation or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;
•an estate the income of which is subject to United States federal income taxation regardless of its source; or
•a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.
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
Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements”, if you are a Non-U.S. Holder, you will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of your ADSs unless:
•such gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base); or
•you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.
Passive Foreign Investment Company Considerations
A non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for United States federal income tax purposes for any taxable year in which, after applying certain look-through rules, either
•at least 75% of its gross income is “passive income”; or
•at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.
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
Based on the character of our gross income and the average value of our passive assets relative to the gross value of our assets for the taxable year ended December 31, 2020, we do not believe we were a PFIC for 2020. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2021 or any other future year until after the close of that year. While we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of the ADSs has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether we are a PFIC, there can be no assurance that we will not be a PFIC for any taxable year.

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
French Material Tax Consequences
The following is a description of the material French tax consequences of the acquisition, ownership and disposition of the ADSs by a U.S. Holder. This description is based on applicable tax laws, regulations and judicial decisions as of the date of this annual report, and, where applicable, the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, dated August 31, 1994, as amended from time to time (the “U.S. Treaty”).
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
The following is a description of the principal tax effect on U.S. Holders for the purposes of French tax if, all of the following points apply:
•the U.S. Holder owns, directly, indirectly or constructively, less than 10% of the Company capital and dividend rights;
•the U.S. Holder is entitled to the benefits of the U.S. Treaty (including under the “limitation on benefits” article of the U.S. Treaty);
•the U.S. Holder does not hold the ADSs through a permanent establishment or a fixed base in France;
•the U.S. Holder is not multi-resident;
•the U.S. Holder does not hold the ADSs through a non-U.S. based pass-through entity; and
•the U.S. Holder does not receive dividend, capital gains or other payments on the ADSs on an account located in a Non-cooperative State as defined in Article 238-0 A of the French General Tax Code and as mentioned in a list published by the French tax authorities as amended from time to time (on January 1st of each year).
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
Taxation of Dividends
For fiscal years beginning from January 1, 2020, dividends paid by a French company to corporate non-French holders are subject to a withholding tax at a rate equal to the standard corporate income tax rate (i.e., 28% in 2020, 26.5% in 2021 and 25% as from 2022). Such withholding tax rates can be increased to 75% if the dividend is paid towards Non-cooperative States or territories (as mentioned above) irrespective of the tax residence of the beneficiary of the dividends. Such withholding tax rates may, however, be reduced or eliminated by application of a tax treaty with France.
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
Estate and Gift Taxes
Under the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts, dated November 24, 1978 (as amended from time to time), if a U.S. Holder transfers his or her shares by gift or by reason of the U.S. Holder’s death, that transfer will not be subject to French gift or inheritance tax unless the U.S. Holder is domiciled in France at the time of making the gift or at the time of his or her death or if the shares are held for use in the conduct of a business or profession through a permanent establishment or a fixed base in France.
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
As a foreign private issuer, our officers and directors are not required to report insider transactions on Form 3s and Form 4s under Section 16 of the Securities Exchange Act of 1934. Previously, the Company voluntarily reported insider transactions for officers and directors in a Form 6-K on a monthly basis. The Board of Directors has now decided that the Company will only report the holdings of American Depositary Shares (“ADSs”) by officers and directors annually in the Company’s annual report on Form 20-F.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We had cash and cash equivalents and short-term investments totaling $12.1 million, $14.1 million and $18.5 million, at December 31, 2018, 2019 and 2020, respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. Short-term investments are investments in deposits or money market funds with terms greater than 90 days but less than one year. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2020 would not have a material effect on interest income.
Foreign Currency Risk
We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, based on the weighted average rate of exchange in our financial statements for the year ending December 31, 2020, we estimate the impact, in absolute terms, on operating expenses and on financial liabilities for 2020, would have been $5.0 million.

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
The Bank of New York Mellon, as depositary, registers and delivers our ADSs. Each ADS represents four ordinary shares (or a right to receive four ordinary shares) deposited with the principal Paris office of Société Générale or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. A copy of our Amended and Restated Deposit Agreement among us, the depositary, owners and holders of ADSs was filed with the SEC as an exhibit to our Form 6-K filed November 16, 2020.

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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2020, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
Remediation of Previously Reported Material Weaknesses in Fiscal Year 2019 Form 20-F.

We previously identified and disclosed in our Annual Report on Form 20-F for the year ended December 31, 2019, a further material weakness related to the design and operation of controls over the accounting and presentation of complex, non-routine and certain other transactions. These included certain complex revenue arrangements entered into in 2019 and certain revenue transactions including the related variable consideration in certain instances that were not recorded in the proper period for annual or interim financial information purposes. Specifically, our management identified that our controls lacked sufficient specificity, including proper evaluation of all relevant accounting standards for these transactions.

During the year ended December 31, 2020, we completed our plans to remediate these material weaknesses by performing the following:

• Implementing or enhancing controls in the analysis of complex customer contracts for purposes of revenue recognition under IFRS 15, including adoption of a detailed analysis template based on the criteria of IFRS 15.
• Involving operational managers in the review of the contract in order to clarify business intent, deliverables and pattern of value transfer.
• Performing the analysis on a timely basis in order to allow adequate time for accounting and review by management.

During the year ended December 31, 2020, we completed the evaluation of the operating effectiveness of the newly designed and implemented and enhanced controls and concluded the material weakness has been remediated as of December 31 2020.
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
Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:
•Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework).
Based on our assessment, management believes that as of December 31, 2020 our internal control over financial reporting is effective based on these criteria.

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young Audit, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2020, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sequans Communications S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Sequans Communications S.A.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sequans Communications S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018, 2019 and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 1, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ Ernst & Young Audit
Paris-La Défense, France
April 1, 2021

Changes in Internal Control Over Financial Reporting
Other than the improvements to remediate the previously reporting material weakness, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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
Item 16C. Principal Accountant Fees and Services
Ernst & Young Audit has served as our independent registered public accounting firm for 2019 and 2020. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2019	2020
	(euros in thousands)
Audit Fees	€485	€770
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	€485	€770
“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents, provision of comfort letters, and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. There were no “Tax Fees” or “Other Fees” billed or paid during 2019 or 2020.
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

•Audit Committee—Our audit committee is responsible for organizing for selecting our statutory auditors and making a recommendation to our board of directors regarding their chose and terms of compensation. As required by French law, the actual appointment of the statutory auditors is made by our shareholders at a general meeting of the shareholders. According to the Audit Committee Charter, our audit committee has the authority to engage advisors and determine appropriate funding for payment of compensation to an independent auditor or other advisors necessary or appropriate to aid the committee in carrying out its responsibilities.
•Executive Sessions/Communications with Independent Directors—French law does not require (and we do not currently provide) for our independent directors to meet regularly without management, nor does it require the independent directors to meet alone in executive session at least once a year. However, if our independent directors decide to do so, they may do so. In addition, French law does not require (and we do not currently provide) a method for interested parties to communication with our independent directors.
•Equity Compensation Plans—Under French law, we must obtain shareholder approval at a general meeting of the shareholders in order to adopt an equity compensation plan. Generally, the shareholders then delegate to our board of directors the authority to decide on the specific terms of the granting of equity compensation, within the limits of the shareholders’ authorization.
•Corporate Governance Guidelines—We have adopted a Board Internal Charter as required by French law that sets forth certain corporate governance practices of our board under French law. This Board Internal Charter does not cover all items required by the NYSE Listed Company Manual for U.S. companies listed on the NYSE.
Item 16H. Mine Safety Disclosure
Not applicable.

PART III
Item 17. Financial Statements
See pages F-1 through F-60 of this annual report.
Item 18. Financial Statements
Not applicable.
Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	By-laws (statuts) of Sequans Communications S.A. effective December 7, 2020 (English translation)
2.2	Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.12 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on November 16, 2020
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)
4.1(a)	Stock Option Subscription Plans—2010-1, 2010-2, 2010-1-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.1 to Registration No. 333-173001, filed with the SEC on March 22, 2011)
4.1(b)	Stock Option Subscription Plan—2012-1 (incorporated by reference to Exhibit 4.1(b) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)
4.1(c)	Stock Option Subscription Plan—2013-1 (incorporated by reference to Exhibit 4.1(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)
4.1(d)	Stock Option Subscription Plan—2014-1 (incorporated by reference to Exhibit 4.1(d) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)
4.1(e)	Stock Option Subscription Plan—2015-1 (incorporated by reference to Exhibit 4.1(e) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.1(f)	Stock Option Subscription Plan—2016-1 (incorporated by reference to Exhibit 99.1 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.1(g)	Stock Option Subscription Plan—2017-1 (incorporated by reference to Exhibit 99.1 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.1(h)	Stock Option Subscription Plan—2018 (incorporated by reference to Exhibit 99.1 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.1(i)	Stock Option Subscription Plan 2019 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.1(j)	Stock Option Subscription Plan 2020 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020
4.2(a)	BSA Subscription Plans—2009-1, 2009-2, 2010-1, 2010-2, 2010-1-2, 2010-2-2, 2011-1, 2011-2 (incorporated by reference to Exhibit 10.2 to Registration No. 333-173001, filed with the SEC on March 22, 2011)
4.2(b)	BSA Subscription Plan—2012-2 (incorporated by reference to Exhibit 4.2(b) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)
4.2(c)	BSA 2013-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 4.2(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)
4.2(d)	BSA Subscription Plan—2014-1 (incorporated by reference to Exhibit 4.2(d) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)
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

Exhibit Number	Description of Exhibit
4.2(g)	BSA (Warrants) Issuance Agreement, dated June 26, 2012 (6,000 BSA) (incorporated by reference to Exhibit 4.6 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)
4.2(h)	BSA (Warrants) Issuance Agreement, dated June 26, 2012 (25,000 BSA) (incorporated by reference to Exhibit 4.7 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)
4.2(i)	BSA (Warrants) Issuance Agreement, dated June 25, 2013 (incorporated by reference to Exhibit 4.8 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)
4.2(j)	BSA (Warrants) Issuance Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 4.12 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)
4.2(k)	BSA (Warrants) Issuance Agreement, dated June 29, 2015 (incorporated by reference to Exhibit 4.17 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.2(l)	BSA (Warrants) Subscription Plan 2016-1 (incorporated by reference to Exhibit 99.3 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(m)	BSA (Warrants) Subscription Plan 2016-2 (incorporated by reference to Exhibit 99.4 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(n)	BSA (Warrants) Issuance Agreement, dated June 28, 2016 (incorporated by reference to Exhibit 99.5 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(o)	BSA (Warrants) Subscription Plan 2017-1 (incorporated by reference to Exhibit 99.5 to Registration No. 333-219430)
4.2(p)	BSA (Warrants) Subscription Plan 2017-2 (incorporated by reference to Exhibit 99.6 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.2(q)	BSA (Warrants) Issuance Agreement, dated June 30, 2017 (incorporated by reference to Exhibit 99.5 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.2(r)	BSA 2018-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(s)	BSA 2018-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(t)	BSA (Warrants) Issuance Agreement, dated June 29, 2018 (incorporated by reference to Exhibit 99.6 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(u)	BSA 2019-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.2(v)	BSA 2019-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.2(w)	BSA (Warrants) Issuance Agreement, dated July 1, 2019 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.2(x)	BSA 2020-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(y)	BSA 2020-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(z)	BSA (Warrants) Issuance Agreement, dated June 29, 2020 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.3(a)	Restricted Share Award Plan 2016-1 (incorporated by reference to Exhibit 99.2 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.3(b)	Restricted Share Award Plan 2016-2 (incorporated by reference to Exhibit 99.1 to Registration No. 333-215911, filed with the SEC on February 2, 2017)

Exhibit Number	Description of Exhibit
4.3(c)	Restricted Share Award Plan 2017-1 (incorporated by reference to Exhibit 99.2 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.3(d)	Restricted Share Award Plan 2017-2 (incorporated by reference to Exhibit 99.3 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.3(e)	Restricted Share Award Plan 2017-3 (incorporated by reference to Exhibit 99.4 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.3(f)	Restricted Share Award Plan 2018-1 (incorporated by reference to Exhibit 99.2 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.3(g)	Restricted Share Award Plan 2018-2 (incorporated by reference to Exhibit 99.3 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.3(h)	Restricted Share Award Plan 2018-4 (incorporated by reference to Exhibit 99.7 to Registration No. 333-226458 as amended, filed with the SEC on April 23, 2019)
4.3(i)	Restricted Share Award Plan 2019-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.3(j)	Restricted Share Award Plan 2019-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.3(j)	Restricted Share Award Plan 2020-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020
4.3(k)	Restricted Share Award Plan 2020-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020
4.4(a)	Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated September 14, 2015 (English translation) (incorporated by reference to Exhibit 4.15 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.4(b)	Interest-Free Innovation Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated August 17, 2015 (English translation) (incorporated by reference to Exhibit 4.16 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.4(c)*	COVID-19 economic support loan agreement by and between Bpifrance Financement and Sequans Communications S.A. dated April 30, 2020 (English translation)
4.5(a)	Convertible Note Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated April 14, 2015 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on April 15, 2015)
4.5(b)	Convertible Promissory Note issued by Sequans Communications S.A. to Nokomis Capital Master Fund, LP on April 14, 2015 (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on April 15, 2015)
4.5(d)	Amendment No 1 to the Convertible Note Agreement dated April 14, 2015 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated June 30, 2017 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on August 1, 2017)
4.5(g)	Amendment No 2 to the Convertible Note Agreement dated April 14, 2015 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated October 30, 2017 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on October 31, 2017)
4.5(j)	Amendment No 3 to the Convertible Note Agreement dated April 14, 2015 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated September 27, 2018 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed with the SEC on October 30, 2018)
4.5(l)	Amendment No 4 to the Convertible Note Agreement dated April 14, 2015 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated October 26, 2018 (incorporated by reference to Exhibit 4.5 to the Form 6-K filed with the SEC on October 30, 2018)
4.5(n)	Warrant Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated September 27, 2018 (incorporated by reference to Exhibit 4.4 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on October 30, 2018)
4.5(o)	Convertible Note Agreement by and between Sequans Communications S.A. and the purchasers signatory thereto, dated September 27, 2018 (including the Form of Convertible Promissory Note attached thereto as Exhibit B) (incorporated by reference to Exhibit 4.3 to the Form 6-K filed with the SEC on October 30, 2018)

Exhibit Number	Description of Exhibit
4.5(p)	Amendment No 1 to the Convertible Note Agreement by and between Sequans Communications S.A. and the purchasers signatory thereto, dated October 26, 2018 (including the Form of Convertible Promissory Note attached thereto as Exhibit B) (incorporated by reference to Exhibit 4.7 to the Form 6-K filed with the SEC on October 30, 2018)
4.5(q)
Board Observer Rights agreement dated October 30, 2017 by and among Sequans Communications S.A and Nokomis Capital Master Fund, LP (incorporated by reference to Exhibit 99.5 to the Form 6-K filed with the SEC on October 31, 2017)

4.5(r)	Standstill Agreement by and among Sequans Communications S.A and Nokomis Capital Master Fund, LP (incorporated by reference to Exhibit 99.6 to the Form 6-K filed with the SEC on October 31, 2017)
4.5(u)	Convertible Note Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated August 16, 2019 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on August 21, 2019)
4.5(v)	Convertible Promissory Note issued by Sequans Communications S.A. to Nokomis Capital Master Fund, LP on August 16, 2019 (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on August 21, 2019)
4.5(x)	Amendment No 5 to the Convertible Note Agreement dated April 14, 2015 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed withe the SEC on March 30, 2020)
4.5(z)	Amendment No 2 to the Convertible Note Agreement dated September 27, 2018 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020 (incorporated by reference to Exhibit 4.3 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed withe the SEC on March 30, 2020)
4.5(ab)	Amendment No 1 to the Convertible Note Agreement dated August 16, 2019 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed withe the SEC on March 30, 2020)
4.5(ac)	Amendment No 1 to the Warrant Agreement dated September 27, 2018 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020 (incorporated by reference to Exhibit 4.6 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed withe the SEC on March 30, 2020)
4.6(a)	Harbert Bond Issue Agreement by and between Sequans Communications S.A. and Harbert European Specialty Lending Company II S.à r.l. (incorporated by reference to Exhibit 4.8 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on October 30, 2018)
4.6(b)	Warrant Issue Agreement by and between Sequans Communications S.A. and Harbert European Growth Capital Fund II, SCSp (incorporated by reference to Exhibit 4.9 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on October 30, 2018)
4.7	Form of Letter Agreement by and between Sequans Communications S.A. and Board Nominee (incorporated by reference to Exhibit 10.7 to Registration No. 333-173001)
4.9*	Consultancy Services Agreement between Sequans Communications S.A. and ABLE FRANCE dated March 1, 2021
8.1*	List of Subsidiaries
12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Audit, independent registered public accounting firm

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman
Date: April 1, 2021

Sequans Communications S.A.
Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sequans Communications S.A.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. (the Company) as of December 31, 2018, 2019 and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 1, 2021 expressed an unqualified opinion thereon.

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

Change in Accounting Principle

As discussed in Note 2.3 to the consolidated financial statements, the Company changed its method for accounting for leases effective January 1, 2019, due to the adoption of IFRS 16, “Leases”.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Allocation of consideration and estimate of costs to complete for development services
Description of the Matter	As described in note 2.3 of the consolidated financial statements, the Company’s contracts may include promises to transfer multiple products and/or services to a customer. The Company evaluates each component to determine whether they represent separate performance obligations and determines the appropriate allocation of the transaction price to each identified performance obligation based on estimated stand-alone selling prices. Revenue from technical support and development services is generally recognized over time using the percentage-of-completion method using an input method of estimated costs as a measure of performance completed. For these agreements, management estimates total costs to complete the contract which include direct labor, material and subcontracting costs which can be subject to many variables such as management’s judgment about the ability and cost to achieve the project schedule, the costs to complete the technical requirements and impact of other contract obligations. Management reviews the progress and performance of open contracts in order to determine the best estimate of estimated costs at completion and updates the revenue recognized.

Auditing the Company’s determination of allocation of consideration to each performance obligation was complex and involved a high degree of subjective auditor judgment. Management exercises significant judgment in determining the estimated stand-alone selling prices for each distinct performance obligation for products and services that are not sold separately and for which market conditions or other inputs and assumptions are used. In addition, the evaluation of estimated costs at completion involves a high degree of subjective auditor judgment to test the Company’s estimates regarding the amount of future labor and subcontracting costs that will be required to complete the contracts including the related judgments described above.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the determination of the estimated costs at completion and the allocation of the transaction price to each identified performance obligation based on estimated stand-alone selling prices. For example, we tested controls over management’s determination and review of cost estimates at completion for significant inputs such as labor and subcontractor costs and the percentage of completion used to recognize revenue. In addition, we tested controls over management’s determination of the estimated relative stand-alone selling prices.

To test the calculation of the amount of consideration allocated to each performance obligation, we, among other procedures, evaluated the accuracy and the completeness of the underlying data used in the Company’s calculation of the ranges or amount of each standalone selling price and recalculated the established range or amount for the standalone selling price. We evaluated the methodology used to determine the standalone selling price by comparing such prices to historical sales to the customer or to customers with similar contracts or external market data, if available.

We also evaluated and tested the estimated revenue and costs at completion for the contracts, including the specific factors considered by management for each contract. We assessed the nature and status of the contracts by reading the contracts, obtaining customer validation of the achievement of milestones, if applicable, and performing inquiries of key operations executives to evaluate progress to date and factors impacting the amount and cost of labor and subcontracting costs necessary to complete the contracts. We performed retrospective reviews of contract cost estimates and changes in estimates over time. We compared labor and subcontract costs incurred by the Company subsequent to year-end to assess the consistency with the costs estimated as of year-end. We also assessed the accuracy and sufficiency of the disclosures.

Accounting for amendment of convertible notes
Description of the Matter
As described in Note 14.1 to consolidated financial statements, the Company signed amendments with Nokomis giving Sequans the option(s) to postpone the maturity of each of the five convertible notes year by year until April 2024, with modifications related to the payment-in-kind interest (PIK) and conversion rate and the issuance of additional warrants. The amendment of the convertible notes resulted in the extinguishment of the existing notes and issuance of five new notes, accounted for as compound financial instruments with a liability component and an embedded derivative.

Auditing the Company’s accounting for these convertible notes’ amendments was complex due to the significant judgment required by management to analyze and determine the appropriate accounting for the amendments and determine the assumptions used to calculate the fair values of the derivative component, in particular the likelihood of the exercise of the option(s), the expected volatility of the Company’s underlying stock price which has experienced fluctuations, and the market discount rate.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls related to management’s determination of the appropriate accounting for the Nokomis amendments and determination of the fair value of debt and equity components, including management’s oversight of the work performed by the independent valuation specialist engaged by the Company.

Our audit procedures related to the determination of the fair value of the debt and equity components included, among others, the following audit procedures, with the assistance of our valuation specialists. We assessed the valuation methodologies, including key assumptions made such as the likelihood of the exercise of the option(s), expected volatility of the Company’s stock price and market discount rates, and evaluated the modelling approaches applied by the Company. This evaluation included consideration of external market data regarding yields and risk-free rates and also the Company's stock price. We tested the clerical accuracy of the models used and assessed the Company’s conclusions regarding the accounting for the amendments under IFRS. Our valuation specialist also assisted us to perform an independent valuation which included a sensitivity analysis.

We also assessed the accuracy and sufficiency of the disclosures.

/s/ Ernst & Young Audit

We have served as the Company’s auditor since 2008.

Paris-La Défense, France

April 1, 2021

Sequans Communications S.A.
Consolidated Statements of Operations

		Year ended December 31,
	Note	2018 (1)	2019	2020
		(in thousands, except share, ADS and per share and ADS amounts)
Revenue:
Product revenue		$28,938	$21,947	$37,919
Other revenue		11,312	8,917	12,997
Total revenue	3	40,250	30,864	50,916
Cost of revenue:
Cost of product revenue		21,957	16,703	25,632
Cost of other revenue		2,405	1,782	1,834
Total cost of revenue	4.2	24,362	18,485	27,466
Gross profit		15,888	12,379	23,450
Operating expenses:
Research and development	4.4	27,909	23,799	30,855
Sales and marketing		9,411	7,968	7,912
General and administrative		10,085	8,570	9,369
Total operating expenses	4.2	47,405	40,337	48,136
Operating income (loss)		(31,517)	(27,958)	(24,686)
Financial income (expense):
Interest expense	4.1	(5,447)	(9,643)	(14,503)
Interest income	4.1	71	50	29
Other financial expense	4.1	(400)	—	—
Convertible debt amendments	14.1	(265)	—	1,399
Change in fair value of convertible debt derivative	14.1	—	—	(13,129)
Foreign exchange gain (loss), net	4.1	366	71	(2,650)
Profit (Loss) before income taxes		(37,192)	(37,480)	(53,540)
Income tax expense (benefit)	5	(968)	(783)	936
Profit (Loss)		$(36,224)	$(36,697)	$(54,476)
Attributable to:
Shareholders of the parent		$(36,224)	$(36,697)	$(54,476)
Non-controlling interests		—	—	—
Basic earnings (loss) per ordinary share	6	$(0.39)	$(0.39)	$(0.48)
Diluted earnings (loss) per ordinary share	6	$(0.39)	$(0.39)	$(0.48)
Weighted average number of shares used for computing:
Basic per ordinary share		93,767,005	95,008,518	112,432,988
Diluted per ordinary share		93,767,005	95,008,518	112,432,988
Basic earnings (loss) per ADS		$(1.55)	$(1.54)	$(1.94)
Diluted earnings (loss) per ADS		$(1.55)	$(1.54)	$(1.94)
Weighted average number of ADS used for computing:
Basic per ADS		23,441,751	23,752,130	28,108,247
Diluted per ADS		23,441,751	23,752,130	28,108,247
(1) In 2019, the Company adopted IFRS 16 "Leases" standard using the modified retrospective approach. Accordingly, prior period amounts have not been restated.

Sequans Communications S.A.
Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2018(1)	2019	2020
	(in thousands)
Profit (Loss) for the year	$(36,224)	$(36,697)	$(54,476)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent years :
Net gain (loss) on cash flow hedge	(69)	57	31
Exchange differences on translation of foreign operations	(53)	49	100
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	(122)	106	131
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years :
Re-measurement gains (losses) on defined benefit plans	(47)	(108)	53
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years	(47)	(108)	53
Total other comprehensive income (loss)	(169)	(2)	184
Total comprehensive income (loss)	$(36,393)	$(36,699)	$(54,292)
Attributable to:
Shareholders of the parent	$(36,393)	$(36,699)	$(54,292)
Non-controlling interests	—	—	—
(1) In 2019, the Company adopted IFRS 16 "Leases" standard using the modified retrospective approach. Accordingly, prior period amounts have not been restated.

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Financial Position

		At December 31,
	Note	2018(1)	2019	2020
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	7	$6,271	$8,858	$9,187
Intangible assets	8	12,409	16,696	25,312
Deposits and other receivables	20.1	394	401	588
Other non-current financial assets	20.1	337	335	386
Total non-current assets		19,411	26,290	35,473
Current assets:
Inventories	9	8,243	6,664	6,225
Trade receivables	10	13,177	8,390	17,277
Contract assets	10	2,707	1,587	371
Prepaid expenses		1,128	901	962
Other receivables		2,674	2,253	3,264
Research tax credit receivable	4.4	3,148	3,132	5,110
Short-term deposits	11	—	—	10,900
Cash and cash equivalents	11	12,086	14,098	7,574
Total current assets		43,163	37,025	51,683
Total assets		$62,574	$63,315	$87,156
EQUITY (DEFICIT) AND LIABILITIES
Equity (deficit):
Issued capital, euro 0.02 nominal value, 133,934,090 ordinary shares issued and outstanding at December 31, 2020 (95,587,146 and 94,732,539 at December 31, 2019 and 2018, respectively)	12	$2,384	$2,403	$3,269
Share premium	12	225,470	233,720	276,560
Other capital reserves	13-14	39,768	43,656	46,677
Accumulated deficit		(272,036)	(308,733)	(363,209)
Other components of equity		(605)	(607)	(423)
Total equity (deficit)		(5,019)	(29,561)	(37,126)
Non-current liabilities:
Government grant advances and loans	16	5,674	6,150	11,203
Venture debt	14	11,811	7,071	2,172
Convertible debt	14	19,723	23,342	26,074
Convertible debt embedded derivative	14	—	—	12,395
Lease liabilities	15	—	3,204	4,762
Provisions	17	1,689	1,905	1,874
Trade payables	19	—	1,139	851
Deferred tax liabilities	19	691	429	19
Contract liabilities	19	808	11,572	2,397
Total non-current liabilities		40,396	54,812	61,747
Current liabilities:
Trade payables	18	9,412	8,834	15,701
Interest-bearing financing of receivables	14	10,295	4,068	14,228
Venture debt	14	823	5,109	6,104
Convertible debt	14	—	7,329	—
Lease liabilities	15	—	900	1,014
Government grant advances and loans	16	688	1,472	3,867
Other current liabilities and provisions	18	5,006	4,540	8,476
Contract liabilities	18	973	5,812	13,145
Total current liabilities		27,197	38,064	62,535
Total equity and liabilities		$62,574	$63,315	$87,156
(1) In 2019, the Company adopted IFRS 16 "Leases" standard using the modified retrospective approach. Accordingly, prior period amounts have not been restated.

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity (deficit)
	Shares	Amount
	(Note 12)	(Note 12)	(Note 12)	(Notes 13 and14)
	(in thousands, except share and per share amounts)
At January 1, 2018	80,024,707	$2,031	$204,952	$33,313	$(235,812)	$(315)	$(121)	$4,048
Loss for the year					(36,224)			(36,224)
Re-measurement gains (losses) on defined benefit plans							(47)	(47)
Foreign currency translation						(53)		(53)
Net gain on cash flow hedge							(69)	(69)
Total comprehensive income (loss)					(36,224)	(53)	(116)	(36,393)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	332,832	—	30					30
Issue of shares in connection with the public offering of January 2018 (Note 12)	14,375,000	353	22,648					23,001
Transaction costs			(2,160)					(2,160)
Issuance of convertible debt (Note 14.1)				1,346				1,346
Convertible debt amendments (Note 14.1)				4,296				4,296
Warrants attached with the venture debt (Note 14.2)				819				819
Deferred tax effect of debt instruments with equity components (Notes 5 and 19)				(1,818)				(1,818)
Share-based payments				1,812				1,812
At December 31, 2018	94,732,539	$2,384	$225,470	$39,768	$(272,036)	$(368)	$(237)	$(5,019)
Loss for the year					(36,697)			(36,697)
Re-measurement gains (losses) on defined benefit plans							(108)	(108)
Foreign currency translation						49		49
Net loss on cash flow hedge							57	57
Total comprehensive income (loss)					(36,697)	49	(51)	(36,699)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	854,607	19	(19)					—
Warrants issued to a strategic partner in February 2019 (Note 12)			8,360					8,360
Transaction costs			(91)					(91)
Issuance of convertible debt (Note 14.1)				2,864				2,864
Deferred tax effect of debt instruments with equity components (Notes 15 and 19)				(773)				(773)
Share-based payments				1,797				1,797
At December 31, 2019	95,587,146	$2,403	$233,720	$43,656	$(308,733)	$(319)	$(288)	$(29,561)

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

Loss for the year					(54,476)			(54,476)
Re-measurement gains (losses) on defined benefit plans							53	53
Foreign currency translation						100		100
Net gain on cash flow hedge							31	31
Total comprehensive income (loss)					(54,476)	100	84	(54,292)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	1,692,968	39	(7)					32
Issue of shares in connection with the public offering of May 2020 (Note 12)	22,330,096	487	28,263					28,750
Issue of shares in connection with the ATM program (Note 12)	970,584	21	1,592					1,613
Conversion of loan (Note 12)	1,715,476	37	2,209					2,246
Conversion of convertible debts (Note 14.1)	10,119,844	245	12,107	4,534				16,886
Issue of shares in connection with the public offering of December 2020 (Note 12)	1,517,976	37	2,050					2,087
Transaction costs			(3,374)					(3,374)
Convertible note amendments (Note 14.1)				(5,266)				(5,266)
Deferred tax effect of debt instruments with equity components (Notes 5 and 19)				809				809
Other movement				(41)				(41)
Share-based payments				2,985				2,985
At December 31, 2020	133,934,090	$3,269	$276,560	$46,677	$(363,209)	$(219)	$(204)	$(37,126)

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2018	2019	2020
		(in thousands)
Operating activities:
Profit (Loss) before income taxes		$(37,192)	$(37,480)	$(53,540)
Non-cash adjustment to reconcile profit (loss) before tax to net cash used in operating activities:
Amortization and impairment of property, plant and equipment	7	3,060	4,126	3,752
Amortization and impairment of intangible assets	8	3,103	4,279	6,018
Share-based payment expense	4.3	1,812	1,797	2,985
Increase (Decrease) in provisions		431	(244)	112
Interest expense, net		5,376	9,593	14,474
Change in the fair value of convertible debt embedded derivative	14.1	—	—	13,129
Convertible debt amendments	14.1	265	—	(1,399)
Other financial expenses		400	—	—
Foreign exchange loss (gain)		(497)	(420)	2,752
Loss on disposal of property, plant and equipment		13	(22)	6
Bad debt expense	10	1,782	515	4
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivables		4,003	6,546	(8,537)
Decrease (Increase) in inventories		(867)	1,579	439
Decrease (Increase) in research tax credit receivable		559	622	(718)
Decrease in trade payables and other liabilities		(3,899)	(705)	6,216
Increase (Decrease) in contract liabilities		(252)	14,984	(5,063)
Increase (Decrease) in government grant advances		(857)	288	270
Income tax paid		(78)	(365)	(286)
Net cash flow from (used in) operating activities		$(22,838)	$5,093	$(19,386)
Investing activities:
Purchase of intangible assets and property, plant and equipment	7-8	$(5,373)	$(3,520)	$(6,566)
Capitalized development expenditures		(3,835)	(5,626)	(7,209)
Sale (Purchase) of financial assets		24	(5)	(116)
Decrease (Increase) of short-term deposit		347	—	(10,900)
Interest received		71	50	29
Net cash flow used in investments activities		$(8,766)	$(9,101)	$(24,762)
Financing activities:
Public equity offering proceeds, net of transaction costs paid		$20,841	$—	$29,272
Proceeds from issue of warrants to a strategic partner, net of transaction costs paid		—	8,269	—
Proceeds from issue of warrants and exercise of stock options/warrants granted under share-based payment plans, net of transaction costs		30	—	32
Proceeds from (repayment of) interest-bearing receivables financing	14.3	2,882	(6,227)	9,914
Proceeds from interest-bearing research project financing	15.2	1,574	1,126	405
Proceeds from government loans	15.3	—	—	5,392
Proceeds from issuance of venture debt, net of transaction cost	14.2	13,595	—	—
Proceeds from convertible debt, net of transaction cost	14.1	4,388	7,967	2,050
Repayment of venture debt	14.2	—	(801)	(5,165)
Repayment of government loans	15.3	(589)	(447)	(241)
Repayment of convertible debt and accrued interest	14.1	(1,186)	—	—
Repayment of interest-bearing research project financing	15.2	—	(168)	(355)
Payment of lease liabilities		—	(1,299)	(1,221)
Interest paid		(791)	(2,401)	(2,464)
Net cash flows from financing activities		$40,744	$6,019	$37,619
Net increase (decrease) in cash and cash equivalents		9,140	2,011	(6,529)
Net foreign exchange difference		(2)	1	5
Cash and cash equivalents at January 1		2,948	12,086	14,098
Cash and cash equivalents at period end	11	$12,086	$14,098	$7,574

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
The Consolidated Financial Statements are presented in U.S. dollars.
These Consolidated Financial Statements for the year ended December 31, 2020 have been prepared on a going concern assumption. During 2018, 2019 and 2020, we financed our operations primarily through proceeds from the issue of shares through public offerings (2018, $20.8 million; 2020, $29.3 million), government loans ($7.6 million in 2020 of which $2.2 million was converted into equity in May 2020), convertible notes (2018, $4.4 million; 2019, $8.0 million), venture debt (2018, $13.6 million) and warrants to a strategic partner (2019, $8.3 million). We experienced net losses of $36.2 million, $36.7 million and $54.5 million in 2018, 2019 and 2020, respectively. At December 31, 2020, our accumulated deficit was $363.2 million and we had a working capital deficiency of $10.9 million. We expect to continue to incur significant expense related to the development of our 4G and 5G products and expansion of our business, including research and development and sales and administrative expenses. In addition, we will incur expense to meet our commitments to our customers under various purchase orders and contracts. The Company will be required to obtain additional financing, including through a combination of government research and development funding, strategic licensing and/or service agreements, or additional equity offerings, to meet these cash flow needs.
The Company’s internal cash forecast which is built from sales forecasts by products and by customer, assumes a slightly increasing operating cost structure, ongoing and new government funding of research programs and new strategic funding activities. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. Furthermore, the effects of COVID-19 coronavirus pandemic may continue to have a negative impact on the production of the Company's products, the Company's ability to source components needed for production or on the demand for the Company's products by customers whose supply chain or end demand are negatively affected by COVID-19, and as a result could affect the Company’s financial condition. The effects of COVID-19 also could negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond.
While the Company has taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.
Statement of compliance
The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ended December 31, 2020. Comparative figures are presented for December 31, 2018 and 2019.
The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.
The Consolidated Financial Statements of the Company as of and for the years ended December 31, 2018, 2019 and 2020 have been authorized for issue in accordance with a resolution of the board of directors on March 25, 2021.

Basis of consolidation
The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries as of and for the years ended December 31, 2020, 2019 and 2018:

Name	Country of incorporation	Year of incorporation	% equity interest
Sequans Communications Ltd.	United Kingdom	2005	100
Sequans Communications Inc.	United States	2008	100
Sequans Communications Ltd. Pte.	Singapore	2008	100
Sequans Communications Israel (2009) Ltd.	Israel	2009	100
Sequans Communications Finland Oy	Finland	2020	100
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full. The subsidiaries have been fully consolidated from their date of incorporation.
2.2. Changes in accounting policy and disclosures
New and amended standards and interpretations
The accounting policies used in 2020 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2020:

• Amendments to IFRS 7, IFRS 9, IAS 39: The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an RFR). The amendments became effective on January 1, 2020. Adoption of these amendments had no impact on the Consolidated Financial Statements.

•Amendments to IFRS 3: The amendments include a revised definition of at business. The amendments became effective on January 1, 2020. Adoption of these amendments had no impact on the Consolidated Financial Statements.

•Amendments to IAS 1 and IAS 8: Definition of Material: The amendments clarify that materiality will depend on the nature or magnitude of information, or both. An entity needs to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. The amendments became effective on January 1, 2020. Adoption of these amendments had no impact on the Consolidated Financial Statements.

•Amendment in Conceptual Framework for Financial Reporting. The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. The Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. This amendment became effective on January 1, 2020. Adoption of this amendment had no impact on the Consolidated Financial Statements.

•IFRS 16 – Leases
◦Adoption of IFRS 16:
Since January 1, 2019, the Company has applied IFRS 16 - Leases which aligns the accounting treatment of operating leases of lessees with that already applied to finance leases (i.e. recognition in the balance sheet of a liability for future lease payments, and of an asset for the associated rights of use). Application of IFRS 16 requires a change in the presentation of lease expenses both in the income statement (lease expenses are presented as depreciation expense and interest expense) and in the statement of cash flows (the lease payments are reported as a cash outflow from financing activities).

In accordance with the transition options of IFRS 16 elected by the Company, the Consolidated Financial Statements for the year ended December 31, 2018 has not been restated since Sequans has applied the modified retrospective transition method. Under the modified retrospective transition method, the Company recognized a

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
lease liability at January 1, 2019 for leases previously classified as operating leases applying IAS 17 and IFRIC 4 and measured lease liabilities at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate at the date of initial application. The Company also recognized a corresponding right-of-use asset at January 1, 2019.

The Company uses the two capitalization exemptions provided by the standard:
• lease contracts with a duration of less than 12 months; and
• lease contracts for which the underlying asset has a low value, which has been defined by the Company to be below $5,000.

The Company has also applied the following practical expedients at the transition date:
• accounting for leases for which the lease term ends within 12 months of the date of initial application as short-term leases. Lease payments under such short-term leases are accounted for as operating expenses in the Consolidated Statement of Operations.
• no reassessment of whether a contract is, or contains, a lease at the date of initial application.

As of January 1, 2019, the Company recognized right-of-use of assets of $4,563,000 (included in property, plant and equipment in the Consolidated Statements of Financial Position). Identified lease contracts mainly relate to real-estate rental agreements and IT and office equipment leases. At January 1, 2019, lease liabilities totaled $4,623,000 including non-current lease liabilities of $3,208,000 and current lease liabilities of $1,415,000. The lease liabilities were discounted at an incremental borrowing rate of 14.2%.

◦IFRS IC decision on IFRS16 lease term:
The IFRS IC decision on the enforceable period of leases was implemented from December 31, 2020 for all leases falling within the scope of the final decision of the Interpretation Committee. The effect of this implementation for the Company is mainly limited to real estate contract with tacit renewal.
The IFRS IC committee published a decision in December 2019 which clarifies the enforceable period of a contract. The committee considers that a lease contract remains enforceable as long as the lessee or the lessor would have to bear a loss or a more than insignificant penalty in case of termination of the contract. To determine the enforceable period of a lease, all economic aspects of the lease must be taken into account and not just contractual termination indemnities.
The effects on the consolidated financial statements as of January 1, 2019 are $101,000 in lease liabilities, $60,000 in right of use of assets and $41,000 in equity. As the Company considered the amount as immaterial, the Consolidated Financial Statements for the year ended December 31, 2019 was not restated.
Standards issued but not yet effective
Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective:

•Covid-19-Related Rent Concessions – Amendment to IFRS 16: In May 2020, the IASB amended IFRS 16 Leases to provide relief to lessees from applying the IFRS 16 guidance on lease modifications to rent concessions arising as a direct consequence of the COVID-19 pandemic. This amendment is effective for annual periods beginning on or after June 1, 2020 and can be early adopted.

•Amendments to IAS 1: Classification of Liabilities as Current or Non-current: In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company is currently assessing the impact of the amendments.

•Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use. In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the Company.

•Interest Rate Benchmark Reform – Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: In August 2020, the IASB published Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. With publication of the phase two amendments, the IASB has completed its work in response to IBOR reform. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments are effective for annual reporting periods beginning on or after January 1, 2021.The amendments are not expected to have a material impact on the Company.

•Reference to the Conceptual Framework – Amendments to IFRS 3: In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations. The amendments are intended to update a reference to the Conceptual Framework without significantly changing requirements of IFRS 3. The amendments will promote consistency in financial reporting and avoid potential confusion from having more than one version of the Conceptual Framework in use. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments are not expected to have a material impact on the Company.

COVID-19
Management has considered what effect the COVID-19 pandemic has on the amounts recognized in the financial statements. Management has identified potential risks related to the impact on the production of the Company's products in China or elsewhere, on the Company's ability to source components required for production and on the demand for the Company's products by customers impacted by the pandemic. In the year ended December 31, 2020, the primary impacts on operations of the COVID-19 pandemic were to increase demand in the broadband IoT business, increase certain costs related to a temporary shortage of components, and to reduce travel cost. In addition, new debt financing from the French government was received as part of the economic support plan in France. As of December 31, 2020, the Company has not identified any impact on its assets and liabilities.

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
The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD) and the New Israeli shekel (NIS):

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	USD/EUR	USD/GBP	USD/SGD	USD/NIS
December 31, 2018
Average rate	1.1815	1.3356	0.7416	0.2782
Closing rate	1.1450	1.2800	0.7344	0.2665
December 31, 2019
Average rate	1.1196	1.2758	0.7331	0.2806
Closing rate	1.1234	1.3204	0.7434	0.2892
December 31, 2020
Average rate	1.1413	1.2834	0.7521	0.2908
Closing rate	1.2271	1.3650	0.7566	0.3111
Earnings (loss) per ordinary share and per ADS
Basic earnings (loss) amounts per ordinary share and per ADS are computed using the weighted average number of shares outstanding during each period.
Diluted earnings per ordinary share and per ADS include the effects of dilutive options and warrants as if they had been exercised, unless the effect would be anti-dilutive. Amounts per ADS have been retrospectively adjusted to give effect to the ADS ratio change of November 29, 2019 following which each ADS represents 4 ordinary shares.
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

Revenue from the sale of products is usually recognized at a point in time when the Company satisfies its performance obligation to the buyer, whether direct end customer, end customer's manufacturing partner or distributor. This occurs when there is no continuing managerial involvement to the degree usually associated with ownership nor effective control over the

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
sale of products is retained, which is based on the specified Incoterms, but usually occurs on shipment of the goods. Sale of products to some distributors is recognized when the products are sold to the end-customer but these contracts are not significant. The Company is the principal in all product sales regardless of customer type. Products are not sold with a right of return but are covered by warranty. This is an assurance-type warranty. The Company does not accrue for a general warranty obligation as the Company has not historically incurred and does not expect material costs. Although the products sold have embedded software, the Company believes that software is incidental to the products it sells.
Other revenue
Other revenue consists of the sale of licenses to use the Company’s technology solutions and fees for the associated annual software maintenance and support services, as well as the sale of technical support and development services. Development services include advanced technology development services for technology partners and software or product development and integration services for customers.
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
Due to revenue recognition over time, contract assets are created for services provided that Sequans does not yet have the right to invoice. Contract liabilities are created when milestones are billed in advance of being earned.
When a contract does not meet one of the criteria above, revenue is recognized at a point in time, when there is evidence of transfer of control, which typically occurs upon achievement of certain or all contract milestones. Percentage-of-completion is calculated based on the input method using estimated costs as a measure of performance completed.
The costs associated with these arrangements are recognized as incurred. Revenue from development contracts where no related direct costs were identified amounted to $350,000 for the year ended December 31, 2020 ($1,724,000 in 2019 and $389,000 in 2018).
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
We also have elected to use the practical expedient not to disclose information about our remaining performance obligations for contracts that have an original expected duration of one year or less.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

We do not have any costs that meet the criteria for costs to obtain a contract or cost to fulfill a contract.

As of December 31, 2020, the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) was $6,693,000 for which $4,967,000 is expected to be recognized in the next year and $1,726,000 in the years after, excluding the amounts related to the development service contract entered into in October 2019, described under note 18.
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
Revenue recognized in the current period from amounts included in deferred revenue at the beginning of the year was $727,000, $988,000 and $740,000 for 2020, 2019 and 2018, respectively (See Note 19 Other non-current liabilities and Note 18 trade payables and other current liabilities). Amounts in deferred revenue do not include license and development services agreement contract liabilities.
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

Research and development costs
Research costs are expensed as incurred. Development costs are recognized as an intangible asset if the Company can demonstrate:
•the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•its intention to complete the asset and use or sell it;
•its ability to use or sell the asset;
•how the asset will generate future economic benefits;
•the availability of adequate resources to complete the development and to use or sell the asset; and
•the ability to measure reliably the expenditure during development.
The asset is tested for impairment annually.
Development costs that meet the criteria for capitalization have been recorded as intangible assets. (See Notes 4.4 and 8 to the Consolidated Financial Statements). Beginning in 2015, certain development costs incurred at the end of the product development cycle when the criteria for capitalization are met, became material as the Company began making its product available on more operator networks which require significant testing and qualification work in order to finalize the product for sale on that network. In 2018, the Company capitalized costs for the development of the chipsets for LTE NB-IoT (the Monarch 2) and in 2019 and 2020 the Company also capitalized costs for the development of the chipsets for LTE Category 1 (the Calliope 2).
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
Financial income and expense
Financial income and expense include:
•interest expense related to venture debt, accounts receivable financing, the debt component of convertible debt and government loans, lease contracts, upfront payments, financing components of customer contracts and a supplier payable with extended payment terms;
•other expenses paid to financial institutions for financing operations;
•foreign exchange gains and losses;
•change in fair value of financial assets and liabilities
•impact of convertible debt amendments; and
•impact of convertible debt reimbursement.
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
Value added tax
Revenue, expenses and assets are recognized net of the amount of value added tax except:
•where the value added tax incurred on a purchase of assets or services is not recoverable from the tax authorities, in which case the value added tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
•receivables and payables that are stated with the amount of value added tax included.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
Convertible debt
The Company evaluates at initial recognition of a convertible debt the different components and features of the hybrid instruments and determines whether these elements are equity instruments or embedded derivatives which require bifurcation. In subsequent periods, the liability component is accounted for using the effective interest method, based on the expected maturity of the debt. The equity component is not remeasured, while embedded derivatives unless closely related to the host instruments, are recorded at fair value through the Consolidated Statement of Operations.
As described in Note 14.1 to the Consolidated Financial Statements, the Company issued debt with an option to convert into shares of the Company in 2015 and 2016. This option component was accounted for as an embedded derivative and recorded as a financial liability:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
•On the date of issue, the fair value of the embedded derivative was estimated based on a Black-Scholes valuation model. The debt component equaled the present value of future contractual cash flows for a similar instrument with the same conditions (maturity, cash flows) excluding any option or any obligation for conversion or redemption in shares.
•Subsequently, the debt component was accounted for based on amortized cost, using the effective interest rate calculated at the date of issue and the embedded derivative was accounted as a financial liability, with changes in fair value recognized in the statement of operations until the date when the conversion rate was fixed. At this date, the fair value of the derivative - if not exercised - was reclassified in equity.
Costs incurred related to the convertible debt are deducted from the liability component and from the embedded derivative, proportionally. The part related to the embedded derivative has been recognized in the Consolidated Statements of Operations in “Other financial expenses”.
On October 30, 2017, the convertibles notes were amended to extend the term of the notes and reduce the conversion rate for one convertible debt agreement (see Note 14.1). The change in fair value of the conversion options before and after the amendment has been recorded in Other Capital Reserves in shareholders’ equity. The debt components on October 30, 2017 were re-measured based on the extended term of the notes using the effective interest rate calculated at the date of issue of each convertible note. The impact of the term extension and reduction of the conversion rate was recorded in the Consolidated Statements of Operations in "Convertible debt amendments".
On September 27, 2018, the terms of the note issued on April 15, 2015 were amended to extend by two years the maturity of the note to April 14, 2021, and to reduce the conversion rate. It was considered to be the equivalent of an extinguishment of the existing debt and issuance of new debt (“derecognition” method of accounting). Therefore, the fair value of the debt just prior to amendment was estimated in order to record a loss on extinguishment in the Consolidated Statement of Operations in “Convertible debt amendments”. The amended debt was recorded at its fair value assuming a market rate of interest, with the estimated value of the conversion option in equity as the conversion rate was fixed.
On September 27, 2018, May 7, 2019 and August 16, 2019, the Company issued notes with options to convert into shares of the Company. The option components were accounted for in equity at their fair value at the date of issuance and are not remeasured. The debt component portions were recorded as a financial liability and are subsequently measured at amortized cost, using the effective interest rate calculated at the date of issue.
On March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 notes which have two options. Each option will give the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) will stay at 7% but the holder will be granted a warrant for 10% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK will be adjusted to 9.5%, the previous warrants granted on the first option exercise will be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK will be adjusted to 13.5%, and the holder will be granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. If at any time, the holder converts a note prior to the date of April 2022, it will receive an extra year’s worth of PIK so as to incentivize early conversion. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
From an accounting perspective, the amendment of the convertible notes resulted in the extinguishment of the existing notes and issuance of five new notes, accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and
•An embedded derivative, which reflects the Company's call options to extend the term of each note, the conversion option of Nokomis and in certain cases a repricing to decrease the conversion price.
The change in the liability component before and after the amendment was recorded in the Consolidated Statement of Operations in “Convertible debt amendments”.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
The fair value of the liability component on the amendment date represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company used 26.3% as the market rate of interest in order to value the liability components.
The embedded derivatives of the notes were valued using the Geometric Brownian Motion framework relying on Monte-Carlo simulations. On March 20, 2020, the initial fair value of the embedded derivative of the notes was recorded in Other Capital reserves in shareholders' equity. The change in fair value is remeasured and recorded in the Consolidated Statement of Operations as financial income or loss at each statement of financial position date.
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
In May 2020, the Company entered into an agreement to finance the 2020 research tax credit as it is earned over the year. The Company transfers to the finance company research tax credit receivable on a quarterly basis. Because there is recourse to the Company for amount not paid by the French tax administration, the Company retains all receivables on its Consolidated Statement of Financial Position until the French tax administration reimburses the finance company. Amounts drawn on the line of credit are reflected in short-term debt and commissions in the Consolidated Statement of Operations as financial expense.
Lease contracts
Except for leases related to low-value assets and short-term lease, lease contracts, as defined under IFRS 16 "Leases", are recorded in the Statement of Consolidated Financial Position, through the recognition of:
•an asset representing a right-of-use of the asset leased during the lease term of the contract; and
•a liability related to the payment obligation.

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
Trade receivables
The Company records an allowance for any specific account it considers as doubtful based on the particular circumstances of the account. Additional allowances could be required if the Company receives information that the financial condition of its customers has deteriorated, resulting in an impairment of their ability to make payments, or there are indicators that amounts receivable will become uncollectible.
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
Regarding compound debt instruments, the fair value of debt component was determined at the date of issuance using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option). The assumptions used in calculating the value of the conversion option, in particular the likelihood of the exercise of the option(s), the expected volatility of the Company’s underlying stock price which has experienced fluctuations, and the market discount rate, represent the Company’s best estimates based on management’s judgment and subjective future expectations. The fair value of debt component were supported by work performed by an independent valuation specialist engaged by the Company.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Asia :
Taiwan	$16,704	$11,387	$10,494
Korea	261	6,813	23,076
China (including Hong-Kong)	11,638	2,139	501
Rest of Asia	1,911	106	53
Total Asia	30,514	20,445	34,124
United States of America	7,042	9,221	13,335
Rest of world	2,694	1,198	3,457
Total revenue	$40,250	$30,864	$50,916
Of our total revenue, 99.6% is attributable to international sales for the year ended December 31, 2020 (99.8% for 2019 and 99.6% for 2018).
The Company categorizes its total revenue based on technology.

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Broadband and Critical IoT	$11,657	$10,431	$25,458
Massive IoT	19,679	13,816	14,900
Vertical	8,914	6,617	10,558
Total revenue	$40,250	$30,864	$50,916
Additionally, the Company categorize its total revenue based on product and other revenue.

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Product	$28,938	$21,947	$37,919
License	2,707	2,578	350
Development and other services	8,605	6,339	12,647
Total revenue	$40,250	$30,864	$50,916
The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A. and located in France. See Note 20.3 to these Consolidated Financial Statements for information about major customers.

4. Other income and expenses
4.1. Financial income and expenses
Financial income:

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$71	$50	$26
Convertible debt amendments (Note 14.1)	—	—	1,399
Foreign exchange gain	1,774	2,116	1,407
Total financial income	$1,845	$2,166	$2,832
Financial expenses:

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Interest on loans	$4,971	$7,864	$9,747
Interest on lease contracts (see Note 15)	—	622	780
Interest on financing component of long term development services agreement (see Notes 18 and 19)	—	619	3,221
Interest on supplier payable with extended payment terms	—	—	125
Other bank fees and financial charges	476	538	627
Other financial expenses	400	—	—
Convertible debt amendments	265	—	—
Change in fair value of convertible debt derivative (Note 14.1)	—	—	13,129
Foreign exchange loss	1,408	2,045	4,057
Total financial expenses	$7,520	$11,688	$31,686
For the year ended December 31, 2020, interest on loans included $9,554,000 related to convertible debts issued in 2019, 2018, 2016 and 2015, the venture debt issued in 2018, the French government debt financing received in 2020 and government loans granted in 2015 ($7,732,000 and $4,872,000 for the years ended December 31, 2019 and 2018, respectively) (See Note 14.1 to the Consolidated Financial Statements).
The net foreign exchange loss of $2,650,000 for the year ended December 31, 2020 (2019: net foreign exchange gain of $71,000; 2018: net foreign exchange gain $366,000) arises primarily from euro-based monetary liabilities.
For the year ended December 31, 2020, an expense of $13,129,000 was recognized, related to the change in fair value of the convertible debt embedded derivative (See Note 14.1 to the Consolidated Financial Statements).
For the year ended December 31, 2020, net income of $1,399,000 (net expense of $265,000 for the year ended December 31, 2018) was recognized related to the convertible debt amendments.
For the year ended December 31, 2018, other financial expenses of $400,000 correspond to costs related to the early retirement of debt after the repayment (see Note 14.1 to the Consolidated Financial Statements).

4.2. Cost of revenue and operating expenses
The tables below present the cost of revenue and operating expenses by nature of expense:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

		Year ended December 31,
	Note	2018	2019	2020
		(in thousands)
Included in cost of revenue:
Cost of components		$19,058	$14,039	$23,376
Depreciation and impairment	7	1,088	959	573
Amortization of intangible assets	8	158	159	159
Wages and benefits		2,368	1,780	1,993
Share-based payment expense	13	8	10	42
Assembly services, royalties and other		1,682	1,538	1,323
		$24,362	$18,485	$27,466

		Year ended December 31,
	Note	2018	2019	2020
		(in thousands)
Included in operating expenses (between gross profit and operating result):
Depreciation and impairment	7	$1,972	$3,167	$3,179
Amortization of intangible assets	8	2,945	4,120	5,859
Wages and benefits		27,616	25,052	31,899
Share-based payment expense	13	1,804	1,787	2,943
Foreign exchange gains and losses related to hedges of euro		(27)	71	106
Other, net		13,095	6,140	4,150
		$47,405	$40,337	$48,136
4.3. Employee benefits expense

		Year ended December 31,
	Note	2018	2019	2020
		(in thousands)
Wages and salaries		$22,501	$19,953	$25,485
Social security costs and other payroll taxes		7,286	6,748	8,222
Other benefits		125	161	146
Pension costs		72	25	39
Share-based payment expenses	13	1,812	1,797	2,985
Total employee benefits expense		$31,796	$28,684	$36,877
The amount recognized as an expense for defined contributions plans amounts to $1,318,000 for the year ended December 31, 2020 ($1,369,000 and $1,254,000 for the years ended December 31, 2018 and 2019, respectively).

4.4. Research and development expense and tax credit receivable
The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria, which was the case for each of the years ended December 31, 2020, 2019 and 2018). Total research tax credit receivable available as of December 31, 2020 is $4,910,000, relating to tax credits receivables for 2020. Part of the amount was financed in 2020 and the remaining amount is expected to be recovered in 2021 and 2026 in cash (see Note 14.3.to the Consolidated Financial Statements).
The Company also has research tax credits available in the United Kingdom.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
In the year ended December 31,2018, 2019 and 2020, the Company capitalized costs related to the development of the chipsets for LTE Category M and NB-IoT (the Monarch, Monarch N/Monarch 2) and LTE Category 1 (the Calliope 2), and related to certification.
The reduction of research and development expense from government grants, research tax credit and development costs capitalized was as follows:

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Research and development costs	$34,969	$31,113	$40,748
Research tax credit	(3,027)	(3,123)	(4,871)
Government and other grants	(1,104)	(247)	(456)
Development costs capitalized (*)	(3,376)	(5,020)	(6,061)
Amortization of capitalized development costs	447	1,076	1,495
Total research and development expense	$27,909	$23,799	$30,855
(*) Net of Research tax credit for $1,382,000, $606,000 and $459,000 for the years ended December 31, 2020, 2019 and 2018, respectively.

5. Income tax
The major components of income tax expense are:

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Consolidated Statement of Operations
Current income tax expense	$210	$251	$538
Deferred income tax expense (benefit)	(1,178)	(1,034)	398
Income tax expense (benefit) reported in the Consolidated Statement of Operations	$(968)	$(783)	$936
A reconciliation of income taxes computed at the French statutory rate (28.00% for the year ended December 31, 2018, 2019 and 2020) to the income tax expense (benefit) is as follows:

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Profit (loss) before income taxes	$(37,192)	$(37,480)	$(53,540)
At France’s statutory income tax rate of 28%	(10,269)	(10,494)	(14,991)
Non-deductible share-based payment expense	507	503	836
Tax credits	(848)	(874)	(1,364)
Impact of the extinguishment of the convertible debts after amendment	—	—	398
Permanent differences and other	(596)	39	903
Unrecognized benefit of tax losses carryforward	10,238	10,043	15,154
Income tax expense (income) reported in the Consolidated Statement of Operations	$(968)	$(783)	$936

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Consolidated Statement of Financial Position			Equity			Consolidated Statement of Operations
	December 31,			December 31,			Year ended December 31,
	2018	2019	2020	2018	2019	2020	2018	2019	2020
	(in thousands)			(in thousands)			(in thousands)
Government loan	47	46	142	—	—	—	—	(1)	96
Intangible assets	71	24	(49)	—	—	—	—	(47)	(72)
Lease contracts	—	(8)	—	—	—	—	—	(8)	8
Cash flow hedge	(1)	(3)	2	—	—	—	(8)	(2)	5
Remeasurement of non-monetary accounts	99	(103)	728	—	—	—	348	(202)	831
Convertible debts and venture debt - liability	2,053	1,901	23	1,818	773	(809)	(563)	(925)	(1,069)
Other provisions and accruals	(22)	(310)	(248)	—	—	—	—	(288)	62
From subsidiaries	35	19	19	—	—	—	(17)	(16)	—
Loss available for offsetting against future taxable income	(1,591)	(1,137)	(598)	—	—	—	(938)	455	537
Total	$691	$429	$19	1,818	$773	$(809)	$(1,178)	$(1,034)	$398
The changes in deferred tax assets and liabilities were as follows:

	2018	2019	2020
	(in thousands)
At January 1st	$52	$691	$429
Tax expense (income) during the year recognized in Profit or Loss	(1,178)	(1,034)	398
Tax expense (income) during the year recognized in equity (1)	1,818	773	(809)
Effect of foreign exchange	(1)	(1)	1
At December 31st	$691	$429	$19
(1) In 2018 and 2019, relates to the split accounting of the convertible debts and the venture debt issued with an equity component. In 2020, relates to amendments of convertible debts.
During the year ended December 31, 2020, the Company recognized (through equity) a reversal of deferred tax liabilities of $809,000 on the equity component of the convertible debts amended during the period partially offset by deferred tax expenses of $398,000 related to the impact of the extinguishment of the debt following the amendment (See Note 14.1 to the Consolidated Financial Statements).
As of December 31, 2020 the Company had accumulated tax losses which arose in France of $354,262,000 that are available for offset against future taxable profits of Sequans Communications S.A within a limit of one million euro per year, plus 50% of the profit exceeding this limit. Remaining unapplied losses would continue to be carried forward indefinitely.
Deferred tax assets were recognized in 2018, 2019 and 2020 only to the extent that deferred tax liabilities existed relating to the same taxable entity, which are expected to reverse in the same period as the asset or into which a tax loss may be carried forward.

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
The following reflects the income and share data used in the basic and diluted earnings (loss) per ordinary share and ADS computations:

	Year ended December 31,
	2018	2019	2020
	(in thousands, except share and per share data)
Profit (Loss)	$(36,224)	$(36,697)	$(54,476)
Weighted average number of shares outstanding for basic EPS	93,767,005	95,008,518	112,432,988
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	—	—
Net effect of vesting of restricted stock	—	—	—
Net effect of conversion of convertible notes	—	—	—
Weighted average number of shares outstanding for diluted EPS	93,767,005	95,008,518	112,432,988
Basic earnings (loss) per share	$(0.39)	$(0.39)	$(0.48)
Diluted earnings (loss) per share	$(0.39)	$(0.39)	$(0.48)
ADS outstanding for basic and diluted earnings (loss) per ADS	23,441,751	23,752,130	28,108,247
Basic earnings (loss) per ADS	$(1.55)	$(1.54)	$(1.94)
Diluted earnings (loss) per ADS	$(1.55)	$(1.54)	$(1.94)

7. Property, plant and equipment
Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Right of use	Total
	(in thousands)
Cost:
At January 1, 2018	$1,242	$25,913	$3,761	—	$30,916
Additions	34	2,248	80	—	2,362
Disposals	(30)	(70)	(203)	—	(303)
Reclassification	14	—	(14)	—	—
Exchange difference	(7)	(64)	(16)	—	(87)
At December 31, 2018	1,253	28,027	3,608	—	32,888
Effect of adoption of new accounting standard - IFRS 16	—	—	—	4,556	4,556
At January 1, 2019	1,253	28,027	3,608	4,556	37,444
Additions	15	1,274	30	847	2,166
Disposals	—	(130)	(15)	—	(145)
Exchange difference	3	32	11	—	46
At December 31, 2019	1,271	29,203	3,634	5,403	39,511
Additions	78	1,594	367	2,073	4,112
Disposals	(14)	(3,401)	(7)	(463)	(3,885)
Exchange difference	5	39	12	—	56
At December 31, 2020	$1,340	$27,435	$4,006	$7,013	$39,794
Depreciation and impairment:
At January 1, 2018	1,213	19,622	3,089	—	23,924
Depreciation charge for the year	188	2,705	167	—	3,060
Disposals	(18)	(70)	(203)	—	(291)
Reclassification	(418)	—	418	—	—
Exchange difference	(8)	(55)	(13)	—	(76)
At December 31, 2018	957	22,202	3,458	—	26,617
Depreciation charge for the year	190	2,430	96	1,354	4,070
Impairment	—	56	—	—	56
Disposals	—	(120)	(15)	—	(135)
Exchange difference	4	30	11	—	45
At December 31, 2019	1,151	24,598	3,550	1,354	30,653
Depreciation charge for the year	92	2,003	138	1,444	3,677
Impairment	—	75	—	—	75
Disposals	(14)	(3,389)	(6)	(441)	(3,850)
Exchange difference	4	36	12	—	52
At December 31, 2020	$1,233	$23,323	$3,694	2,357	$30,607
Net book value:
At January 1, 2018	$29	$6,291	$672	—	$6,992
At December 31, 2018	296	5,825	150	—	6,271
At December 31, 2019	120	4,605	84	4,049	8,858
At December 31, 2020	$107	$4,112	$312	4,656	$9,187
Right-of-use assets as of December 31, 2020 relate to real-estate leases ($6,246,000, gross and $5,006,000, gross as of December 31, 2019) as well as IT and office equipment leases ($767,000, gross and $397,000, gross as of December 31, 2019).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
8. Intangible assets
Intangible assets include:

	Capitalized development costs	Licenses	Total
	(in thousands)
Cost:
At January 1, 2018	$2,340	$20,375	$22,715
Additions	3,377	2,576	5,953
Disposals	—	(3,834)	(3,834)
Exchange difference	—	(13)	(13)
At December 31, 2018	5,717	19,104	24,821
Additions	5,020	3,752	8,772
Disposals	—	(2,045)	(2,045)
Exchange difference	—	7	7
At December 31, 2019	10,737	20,818	31,555
Additions	6,061	8,579	14,640
Disposals	—	(14)	(14)
Exchange difference	—	8	8
At December 31, 2020	$16,798	$29,391	$46,189
Depreciation and impairment:
At January 1, 2018	$233	$12,920	$13,153
Amortization	447	2,656	3,103
Disposals	—	(3,834)	(3,834)
Exchange difference	—	(10)	(10)
At December 31, 2018	680	11,732	12,412
Amortization	1,075	3,204	4,279
Disposals	—	(1,838)	(1,838)
Exchange difference	—	6	6
At December 31, 2019	1,755	13,104	14,859
Amortization	1,495	4,523	6,018
Disposals	—	(8)	(8)
Exchange difference	—	8	8
At December 31, 2020	$3,250	$17,627	$20,877
Net book value:
At January 1, 2018	$2,107	$7,455	$9,562
At December 31, 2018	5,037	7,372	12,409
At December 31, 2019	8,982	7,714	16,696
At December 31, 2020	$13,548	$11,764	$25,312
In the year ended December 31, 2020, the Company purchased licenses for the 5G product development with payments spread over up to 18 months from the acquisition date. The liability is a current trade payables as of December 31, 2020.

9. Inventories

	At December 31,
	2018	2019	2020
	(in thousands)
Components	$4,242	$2,645	$2,138
Finished goods	4,502	4,702	4,996
Total inventories at cost	$8,744	$7,347	$7,134
Depreciation of components	$—	$2	$2
Depreciation of finished goods	501	681	907
Total depreciation	$501	$683	$909
Components, net	$4,242	$2,643	$2,136
Finished goods, at the lower of cost and net realizable value	4,001	4,021	4,089
Total net inventories	$8,243	$6,664	$6,225
In the years ended December 31, 2018, 2019 and 2020, amounts of $501,000, $681,000 and $907,000, respectively, in depreciation is related to finished goods that have been damaged or units on hand in excess of the units needed to serve the expected demand for identified customers and projects.

10. Trade receivables and contract assets
Trade receivables and contract assets are non-interest bearing and generally have 30-90 day payment terms.

	At December 31,
	2018	2019	2020
	(in thousands)
Trade receivables	$16,758	$11,957	$20,537
Contract assets	2,707	1,587	371
Unbilled revenue	105	—	—
Provision for credit notes to be issued	(1,094)	(848)	(536)
Provisions on trade receivables	(2,592)	(2,719)	(2,724)
Net trade receivables	$15,884	$9,977	$17,648
In the years ended December 31, 2018, 2019 and 2020, the Company recorded credit notes related to special customer programs such as rebates.
The movements in the provision for impairment of receivables were as follows:

	December 31,
	2018	2019	2020
	(in thousands)
At January 1,	$810	$2,592	$2,719
Charge for the year	1,782	515	47
Utilized amounts	—	(388)	—
Unutilized amounts	—	—	(42)
At year end	$2,592	$2,719	$2,724

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
In the year ended December 31, 2018, the Company recognized a provision for impairment of $1,782,000 included in the Consolidated Statement of Operations in "General and administrative". In the year ended December 31, 2019, the Company impaired additional trade receivables for $515,000. In the year ended December 31, 2020, trade receivables of $47,000 was impaired. Trade receivables impaired are related primarily to significantly aged receivables, which the Company no longer expects to collect although still subject to enforcement.

As at year end, the aging analysis of trade receivables and contract assets that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2018	$15,884	$7,421	$5,155	$49	$471	$2,788
At December 31, 2019	$9,977	$6,265	$2,125	$130	$371	$1,086
At December 31, 2020	$17,648	$14,232	$2,879	$53	$—	$484

Due to its historical experience, the Company does not assign credit risk rating grades to its trade receivables, but assesses credit risk at the customer level. Based on an analysis of historical credit losses, the Company has not applied any expected credit losses to its outstanding receivables as of the year end beyond specific provisions for doubtful accounts.

11. Cash and cash equivalents

	At December 31,
	2018	2019	2020
	(in thousands)
Cash at banks	$4,577	$2,591	$7,567
Cash equivalents	7,509	11,507	7
Short-term deposits	—	—	10,900
Cash, cash equivalents and deposits	$12,086	$14,098	$18,474
Cash at banks earns no interest. Cash equivalents in money market funds and term deposits are invested for short-term periods depending on the immediate cash requirements of the Company, and earn interest at market rates for short-term investments. The fair value of cash and cash equivalents is equal to book value. Most of the cash and cash equivalents is held in U.S. dollar and euros as follows:

	At December 31,
	2018	2019	2020
	(in thousands)
U.S. dollar denominated accounts	$4,411	$13,702	$18,135
Euro denominated accounts	7,545	301	154
GBP denominated accounts	30	37	76
SGP denominated accounts	53	12	44
NIS denominated accounts	21	19	14
RMB denominated accounts	7	11	29
Other currencies denominated accounts	19	16	22
Cash, cash equivalents and deposits	$12,086	$14,098	$18,474

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
Authorized capital, in number of shares
Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders' warrants, other warrants, restricted share awards and conversion of convertible debt, or which the shareholders have otherwise authorized for specific capital increases. At December 31, 2020, the following resolutions for capital increases were approved by the shareholders in June 2020: authorized capital was 147,036,688 ordinary shares with a nominal value of €0.02 each (156,960,089 and 244,254,014 ordinary shares at December 31, 2018 and 2019, respectively).
There is one category of authorized shares: ordinary shares. On November 29, 2019, the Company modified the ratio of shares per ADS from one share per ADS to four shares per ADS.
Shares issued and fully paid

	At December 31,
	2018		2019		2020
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Ordinary shares	94,732,539	€1,895	95,587,146	€1,912	133,934,090	€2,678
Converted to U.S. dollars at historical exchange rates		$2,384		$2,403		$3,269
Other capital reserves
Other capital reserves include the accumulated share-based payment expense as of period end, the counterpart of which is in retained earnings (accumulated deficit) as the expense is reflected in profit and loss, as well as the fair value of the convertible debt embedded derivatives at the time of conversion rate was fixed in 2016, the change in fair value of the conversion options resulting from the 2017 and 2018 amendments, the value of the conversion option of the 2018 and 2019 convertibles, the value of warrants issued to the holder of the 2015 convertible note in connection with the September 2018 amendment, the value of warrants issued to the holder of the venture debt, the deferred tax impact related to the equity component of the convertible debts and venture debt, the initial fair value of the convertible debt embedded derivatives at the time the amendments were signed in 2020, the reversal of deferred tax liabilities on the equity component of the amended convertible debts and the value of the conversion option of the 2016 and 2019 convertibles debts.
Dividend rights
Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2018, 2019 or 2020. Dividend distributions by the Company, if any, will be made in euros.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Capital transactions

On December 7, 2020, Nokomis Capital, L.L.C, converted the convertible notes issued in 2016 and May 2019 with a principal value of $9,000,000, plus accrued interest and conversion bonus of $3,352,482 into a total of 10,119,844 ordinary shares. $245,467 was recorded in share capital in the Consolidated Statement of Financial Position and $12,107,015 in share premium. The Company agreed to register these shares in a Secondary Offering in order to assist Nokomis to dispose of the shares in an orderly fashion and also agreed to provide new ordinary shares to cover the underwriter’s over-allotment option of up to a maximum of 15% of the number of ordinary shares placed within the framework of the Secondary Offering. On December 10, 2020, the over-allotment option was fully exercised resulting in the issuance of 379,494 additional ADSs (1,517,976 ordinary shares) at a price of $5.50 each. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $36,781 recorded in share capital and $2,050,436 in share premium. Costs directly attributable to the equity transaction amounting to approximately $0.4 million were deducted from the share premium.

On May 14, 2020, the Company increased its capital in connection with a public offering by issuing 22,330,096 ordinary shares (including 2,912,620 shares from the underwriters' over-allotment option) at $1.2875 per ordinary share (or $5.15 per ADS). The total offering amounted to $28,749,999. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $486,761 recorded in share capital and by $28,263,238 in share premium. Costs directly attributable to the equity transaction amounting to approximately $2.3 million were deducted from the share premium.

On April 2, 2020, the Company entered into a Shareholder Loan Agreement with Bpifrance Participations, providing for an unsecured shareholder loan in an aggregate principal amount of $2.2 million. The loan accrued interest at 4.0% per annum. On May 15, 2020, the Company completed a private placement of 428,869 ADSs (1,715,476 ordinary shares) to Bpifrance Participations at a price of $5.15 per ADS, which equaled the offering price to the public of ADSs sold in the underwritten public offering that closed on May 14, 2020. As a result of the issuance of ADSs to BPI in the private placement, the loan from BPI pursuant to the Shareholder Loan Agreement between the Company and BPI was discharged and issued capital in the Consolidated Statement of Financial Position was increased by $37,253 recorded in share capital and by $2,209,589 (before costs of $0.2 million) recorded in share premium.

On March 31, 2020, the Company entered into an At The Market ("ATM") Issuance Sales Agreement (the “Sales Agreement”) with B. Riley FBR, Inc., as agent, pursuant to which the Company could offer and sell, from time to time, through B. Riley FBR, ADSs having an aggregate offering price of up to $35,000,000. In April 2020, the Company sold 242,646 ADSs (970,584 ordinary shares) under this agreement, representing $1,613,116 of gross proceeds ($1.1 million of net proceeds taking into account all fees for putting in place the ATM program as well as the agent fees related to the ADSs sold). Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $21,114 recorded in share capital and by $1,592,002 (before costs of $0.5 million) recorded in share premium. On June 1, 2020, the Company terminated, effective June 5, 2020, the ATM agreement.
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
On January 17, 2018, the Company increased its capital in connection with a public offering by issuing 14,375,000 ordinary shares (including 1,875,000 shares from the underwriters' over-allotment option) at $1.60 per share ($6.40 per ADS). The total offering amounted to $23,000,000. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $352,369 recorded in share capital and $22,647,631 in share premium. Costs directly attributable to the equity transaction amounting to approximately $2.2 million were deducted from the share premium.
In the years ended December 31, 2018, 2019 and 2020, ordinary shares were issued upon exercise of options and warrants as described in Note 13 to the Consolidated Financial Statements.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

13. Share-based payment plans
The expense recognized for employee and other services received during the year ended December 31, 2020 and arising from equity-settled share-based payment transactions was $2,985,000 (2018: $1,812,000; 2019: $1,797,000). Of this total, $4,000 in 2020 (2018: $24,000; 2019: $22,000), related to warrants plans for consultants considered equivalent to employees.
The breakdown is as follows:

	Year ended December 30,
	2018	2019	2020
	(in thousands)
Cost of revenue	$8	$10	$42
Research and development	$529	$508	$1,394
Sales and marketing	$225	$282	$529
General and administrative	$1,050	$997	$1,020
Total	$1,812	$1,797	$2,985
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
There have been no cancellations or modifications to any of the plans during the years ended December 31, 2018, 2019 or 2020.
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
Movements in the periods presented
The following table illustrates the number of shares (ADS equivalents are not presented) and weighted average exercise prices (WAEP) of, and movements in, founders' warrants, stock options and warrants during the period:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	December 31,
	2018		2019		2020
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1,	6,197,848	$3.59	5,983,452	$3.50	5,771,960	$3.46
Granted during the year	250,000	$1.93	312,000	$0.89	252,000	$1.51
Forfeited during the year	(269,082)	$2.84	(452,992)	$2.56	(207,265)	$1.84
Exercised during the year(1)	(14,814)	$1.85	—	$—	(24,828)	$1.29
Expired during the year	(180,500)	$5.67	(70,500)	$1.34	(104,500)	$5.21
Outstanding at period end	5,983,452	$3.50	5,771,960	$3.46	5,687,367	$3.41
Of which, warrants for consultants equivalent to employees	180,500	$2.75	177,500	$2.70	155,500	$2.30
Exercisable at period end	5,194,187	$3.62	5,114,422	$3.55	5,180,701	$3.45
Of which, warrants for consultants equivalent to employees	143,833	$3.11	160,833	$2.84	155,500	$2.30
(1)The weighted average share estimated fair value at the dates of exercise of these options was $1.72 in 2020 and $2.20 in 2018.

The following table illustrates the number of, and movements in, restricted shares awards (RSA) based on the number of ordinary shares (ADS equivalents are not presented) during the period:

	December 31,
	2018	2019	2020
Outstanding at January 1,	1,467,166	2,746,181	5,883,187
Granted during the year	1,803,550	4,180,218	5,475,616
Forfeited during the year	(206,517)	(184,314)	(165,528)
Vested during the year	(318,018)	(858,898)	(1,668,140)
Outstanding at period end	2,746,181	5,883,187	9,525,135
Prior to the initial public offering in April 2011, exercise prices were denominated in euros. Since the IPO, exercise prices are denominated in U.S. dollars. Euro-denominated exercise prices were converted to U.S. dollars at the historical exchange rate for purposes of presentation in this table.
The weighted average remaining contractual life of founders' warrants, stock options and warrants outstanding as at December 31, 2020 was 3.4 years (2019: 4.3 years; 2018: 5.2 years).
The range of exercise prices per share, with euro-denominated exercise prices converted to U.S. dollars at the year-end exchange rate, for founders' warrants, stock options, and warrants outstanding at December 31, 2020, 2019 and 2018 was $0.89—$8.50.
The weighted average fair value of founders' warrants, stock options and warrants granted during the year ended December 31, 2020 was $0.73 (2019: $0.41; 2018: $1.03). The weighted average fair value of the restricted shares awards granted during the year ended December 31, 2020 was $1.32 (2019: $0.74; 2018: $1.17). The fair value is measured at the grant date. The following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2018, 2019 and 2020:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	December 31,
	2018	2019	2020
Dividend yield (%)	—	—	—
Expected volatility (%)	68 - 70	55	57
Risk–free interest rate (%)	0	0	0.00
Assumed annual lapse rate of awards (%)	10 for RSA 2 for stock options, warrants and a limited group of beneficiaries	10 for all except 2 for warrants and a limited group of beneficiaries	12 for all except 2 for warrants and a limited group of beneficiaries
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price ($)	1.26	0.75	1.33
Model used	Binomial	Binomial	Binomial
For the years ended December 31, 2020, 2019 and 2018 the expected volatility assumption is based on the Company’s volatility since its initial public offering in 2011.
Founders' warrants, stock options and warrants can be exercised during a period after the vesting date until the plan terminates. In the pricing model, the assumption was made that plan participants will exercise before the end of the exercise period if the share price reaches a certain multiple of the exercise price.
If a sell-price multiple of 3 instead of 2 had been used (no impact on the restricted shares) and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for founders' warrants, stock options, warrants and restricted shares awards granted through December 31, 2020 would have decreased by approximately (10.05)% (2019: (9.46)%; 2018: (8.63)%).
The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.
14. Interest-bearing loans and borrowings

		At December 31,
	Note	2018	2019	2020
		(in thousands)
Current
Convertible debt	14.1	—	7,329	—
Venture debt	14.2	823	5,109	6,104
Interest-bearing receivables financing	14.3	10,295	4,068	14,228
Total current portion		$11,118	$16,506	$20,332
Non-current
Convertible debt	14.1	$19,723	$23,342	$26,074
Convertible debt embedded derivative	14.1	—	—	12,395
Venture debt	14.2	11,811	7,071	2,172
Total non-current portion		$31,534	$30,413	$40,641
As of December 31, 2020, the Company had no drawn or undrawn committed borrowing or overdraft facilities in place.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
14.1. Convertible debt
On April 14, 2015, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C., one of the Company’s shareholders, regarding the issuance and sale of a convertible note in the principal amount of $12 million (the “2015 note”), which note was convertible into the Company’s shares, nominal value €0.02 per share, at a conversion rate of 540.5405 shares for each $1,000 principal amount of the 2015 note, subject to certain adjustments, which equated to an initial conversion price of $1.85 per share. On October 30, 2017, the convertible note was amended to extend the term from April 14, 2018 to April 14, 2019. On September 27, 2018, the convertible note was further amended to extend the term by two years to April 14, 2021, and to decrease the conversion price from $1.85 to $1.70 per share. In addition, the Company issued to Nokomis, for a total subscription price of $1.00, warrants to acquire 1,800,000 shares at an exercise price of $1.70 per share. Such warrants are exercisable at any time and had an expiration date of April 14, 2021.
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
Effective February 11, 2020, the Company amended the terms of the convertible note issued April 27, 2016 to Nokomis Capital, L.L.C., to extend the maturity of the note to April 14, 2021. In addition, the conversion price was reduced from $2.25 to $1.225 per ordinary share.
Effective March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 which has two options. Each option will give the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) will stay at 7% but the holder will be granted a warrant for 10% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK will be adjusted to 9.5%, the previous warrants granted on the first option exercise will be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK will be adjusted to 13.5%, and the holder will be granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. If at any time, the holder converts a note prior to the date of April 2022, it will receive an extra year’s worth of PIK as a bonus so as to incentivize conversion. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
The 2015, 2016, 2018 and 2019 notes (together, “the Notes”) are unsecured obligations of the Company. The Notes issued in 2015, 2016, 2018 and in May 2019 will mature on April 14, 2021, and the 2019-2 note will mature on August 16, 2022, except if the Company exercises its option to extend the term of the notes as provided in the March 20, 2020 amendments. The Company has considered that the options to extend the terms will be exercised and therefore, has included these in non-current liabilities on the statement of financial position. The Notes are not redeemable prior to maturity. The accreted principal amounts

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
of the notes are convertible at any time or times on or after the issuance dates until maturity, in whole or in part, subject to certain adjustments for significant corporate events, including certain dilutive issuances, dividends, stock splits and other similar events. Interest accrues on the unconverted portion of the notes at the rate of 7% per year (unless the above options are exercised), and is paid in kind annually on the anniversaries of the issuance of the Notes. The notes also provide for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the notes to become or to be declared due and payable.
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

Before the amendments signed on March 20, 2020

The 2015 and 2016 notes were accounted for as compound financial instruments with two components:

•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and
•An embedded derivative, which is the holder's call option whereby the Company can be required to issue a number of shares in exchange for notes, at a rate which may vary during the first twelve months after issuance of the 2015 note under certain contractual conditions and during the period beginning on April 28, 2016 and ending on May 12, 2016 for the 2016 notes, and at the fixed conversion rate for the 2018 note.

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

The 2018 and 2019 notes were accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and
•An equity component for the value of the conversion option.
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
After the amendments signed on March 20, 2020
From an accounting perspective, the amendment of the convertible notes resulted in the extinguishment of the existing notes and issuance of five new notes, accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and
•An embedded derivative, which reflects the Company's call options to extend the term of each note, the conversion option of Nokomis Capital and in certain cases a repricing to decrease the conversion price.
The change in the liability component before and after the amendment was recorded as financial gain for an amount of $1,399,000.
The fair value of the liability component on the amendment date represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company used 26.3% as the market rate of interest in order to value the liability components.

The embedded derivatives of the notes were valued using the Geometric Brownian Motion framework relying on Monte-Carlo simulations. On March 20, 2020, the initial fair value of the embedded derivative of the notes was calculated to be $5,266,000 and recorded in Other Capital reserves in shareholders' equity. The change in fair value is remeasured and recorded as financial income or loss at each statement of financial position date.

On December 7, 2020, Nokomis Capital converted the 2016 and the 2019-1 notes with a principal value of $9,000,000 plus accrued interest and conversion bonus of $3,352,482 into a total of 10,119,844 ordinary shares. The recalculated fair value of the embedded derivatives related to the two notes at the conversion date was $6,000,000. The difference between the capital increase, the liability component and the fair value of the embedded option has been recorded in Other Capital Reserves in shareholders’ equity for an amount of $4,534,000.
At December 31, 2020, the recalculated fair value of the remaining convertible debt embedded derivative was $12,395,000 and the change of the fair value of $13,129,000 for the year ended December 31, 2020 was recorded in the Consolidated Statement of Operations.

On November 29, 2019, the Company modified the ratio of shares per ADS from one share per ADS to four shares per ADS. Consequently, the conversion rate of the convertible notes into ADS was adjusted as follows:

Security	Contractual conversion rate/exercise price per share	Adjusted conversion rate/exercise price per ADS as of Nov 29, 2019
2015 notes, 2018 notes, warrants	$1.70	$6.80
2016 notes	$2.25	$9.00
2019-1 notes	$1.21	$4.84
2019-2 notes	$1.03	$4.12

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

14.2. Venture debt
On October 26, 2018, the Company entered into a bond issuance agreement with Harbert European Specialty Lending Company II S.a.r.l (the “Harbert”) whereby Harbert agreed to loan to the Company €12 million ($14.0 million using the exchange rate as of October 26, 2018), at a stated rate of interest of 9%, to be repaid monthly over 42 months (the “Bond”).The Company may redeem or repurchase the notes before the maturity date, subject to making certain contractual payments. The contract also requires the Company to pay an additional fee equal to 2.5% of the principal at the end of the term. The Bond is secured by various assets of the Company (See Note20), including intellectual property, and is senior to all the convertible notes. Also on October 26, 2018, the Company issued to Harbert, for a total subscription price of $1.00, warrants to acquire 816,716 shares at an exercise price of $1.34 per share ($5.36 per ADS after the modification of the ratio of shares per ADS). Such warrants are exercisable at any time and expire October 26, 2028.

The amounts received from Harbert, net of transaction costs, were allocated to (i) the warrants for an amount of €712,000 ($819,000 using the exchange rate as of October 26, 2018), which was recorded in Other Capital Reserves in shareholders’ equity, and (ii) the liability component for €10.9 million ($12.8 million using the exchange rate as of October 26, 2018).

During the first twelve months, Sequans was only required to make interest payments. Beginning in November 2019, the Company began to make monthly principal and interest payments of €448,000 ($550,000 using the exchange rate as of December 31, 2020) which will continue over the remaining 16 months until April 26, 2022. Interest expense related to the venture debt recorded during the year ended December 31, 2020 amounted to $1,451,000 ($1,796,000 and $327,000 during the years ended December 31, 2019 and 2018, respectively), of which $940,000 was paid in 2020 ($1,209,000 and $226,000 in 2019 and 2018, respectively). Repayments of principal during the year ended December 31, 2020 amounted €4,547,000 ($5,165,000 using the average exchange rate of 2020). In 2019, repayments of principal amounted to €719,000 ($801,000using the average exchange rate of 2019).

14.3. Interest-bearing financing of receivables
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from product sales to qualifying customers, up to the amount covered by the Company's credit insurance per customer. In July 2017, the Company signed an amendment to the initial agreement to include limited financing of accounts receivable from service sales of $800,000. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest at the rate of 1.60% (LIBOR 3 months +1%) on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At December 31, 2020, $10,421,000 ($4,068,000 at December 31, 2019 and $10,295,000 at December 31, 2018) had been drawn on the line of credit and recorded as a current borrowing.
In May 2020, the Company entered into an agreement to finance the 2020 research tax credit receivable as it is earned over the year. At December 31, 2020, the amount financed was $3,807,000, recorded as current liabilities and does not include retention of $485,000, which is expected to be received in 2021 ($363,000) and in 2026 ($122,000). The effective interest rate of 6.23% includes expenses related to the financing.

15. Lease liabilities
The cumulative effect of initially applying IFRS 16 was recognized as an adjustment to the opening statement of financial position at the date of initial application, January 1, 2019. The Company recognized right-of-use of assets of $4,563,000 (included in property, plant and equipment in the Consolidated Statements of Financial Position). Identified lease contracts mainly relate to real-estate rental agreements and IT and office equipment leases. At January 1, 2019, lease liabilities totaled $4,623,000 including non-current lease liabilities of $3,226,000 and current lease liabilities of $1,404,000. The lease liabilities were discounted at an incremental borrowing rate of 14.2%.
The table below presents the carrying amounts of right-of-use assets recognized and the movements during the period:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	Real-estate	IT and office equipment	Total
	(In thousands)
As at January 1, 2019	$4,159	397	4,556
Additions	847	—	847
Depreciation expense	(1,064)	(290)	(1,354)
As at December 31, 2019	3,942	107	4,049
Additions	1,448	625	2,073
Disposals	(207)	(255)	(462)
Depreciation expense	(1,184)	(260)	(1,444)
Amortization disposals	185	255	440
As at December 31, 2020	$4,184	$472	$4,656
The table below present the carrying amounts of lease liabilities and the movements during the period:

	Lease liabilities	Current	Non-current
	(In thousands)
As at January 1, 2019	$4,623	$1,415	$3,208
Additions	732
Interests expense	622
Foreign exchange loss (gain)	49
Payments	(1,922)
As at December 31, 2019	$4,104	$900	$3,204
Additions	1,750
Interests expense	780
Foreign exchange loss (gain)	363
Payments	(1,221)
As at December 31, 2020	$5,776	$1,014	$4,762
The rental charges relating to short-term and low value leases remained classified as operating expenses in the Consolidated Statements of Operations and amounted to $660,000 for the year ended December 31, 2020 ($810,000 for the year ended December 31, 2019).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
16. Government grant advances and loans

		December 31,
	Note	2018	2019	2020
		(in thousands)
Current
Government grant advances	16.1	$58	$349	$693
Research project financing	16.2	172	674	1,288
Government loans	16.2	458	449	1,886
Total current portion		$688	$1,472	$3,867
Non-current
Government grant advances	16.1	$86	$510	$642
Research project financing	16.2	4,274	4,652	4,625
Government loans	16.3	819	348	4,611
Accrued interest	16.2	495	640	1,325
Total non-current portion		$5,674	$6,150	$11,203

16.1. Government grant advances

In 2020, the Company was named as a participant in two new collaborative projects with combined funding of €779,000 ($892,000 using the exchange rate of the grant dates) which is expected to be released to the Consolidated Statement of Operations over the lives of the projects, estimated to be approximately three years for both projects.
In 2019, the Company was named as a participant in two new collaborative projects with combined funding of €856,000 ($963,000 using the exchange rate of the grant dates) which is expected to be released to the Consolidated Statement of Operations over the lives of the projects, estimated to be approximately three years for both projects.
The Company did not participate in any new collaborative projects in 2018.

16.2. Research project financing
In October 2014, Bpifrance, one of the Company’s shareholders and the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding amounts to €6,967,000 ($8,988,000 using the exchange rate of the funding dates) with a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The funding was paid in three installments, the last of which was received in 2019 for €992,000 ($1,126,000 using the exchange rate of the payment date). The grant was recognized as a reduction of research and development expense when corresponding expense was incurred. The forgivable loan advance will be repaid from March 31, 2019 to September 30, 2022 of which €300,000 ($355,000 using the exchange rate of the payment dates) in principal and interests was paid in 2020 (€150,000, or $168,000, in 2019), and bears interests at a 1.53% fixed contractual rate. The difference between the amount of grant received and the present value amounted to a reduction of $115,000 in the debt carrying value, with such difference being amortized over the contract period. If the sales of the product developed under this program are in excess of €350 million ($429 million using the exchange rate as of December 31, 2020) during a period of three years, then the Company shall pay for three consecutive years after the date of the termination of the reimbursement a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project (up to a maximum of €350,000,000 or $429,485,000 over a period of ten years). The Company doesn’t expect to perform any repayment to BPI.
In January 2016, Bpifrance provided funding to the Company for a new long-term research project, completed in early 2020. The total of the funding amounts to €2,095,000 ($2,288,000 using the exchange rate of the grant dates) comprising a portion in the form of a grant (€668,000 or $729,000) and a portion in the form of a forgivable loan (€1,427,000 or $1,558,000). The funding was paid in four installments, the last of which was received in February 2020 for €365,000 ($405,000 using the exchange rate of the funding date). The grant is recognized as a reduction of research and development expense when corresponding expense is incurred. The forgivable loan advance will be repaid, except if the project is a commercial failure,

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
from July 1, 2020 to July 1, 2024 and bears interests at a 1.17% fixed contractual rate. The difference between the amount of grant received and the present value of future payments discounted using interest rate applied for standard loans with similar maturity amounted to a reduction of $30,000 in the debt carrying value, with such difference being amortized over the contract period. In the event of commercial success, and sales of the product developed under this program are in excess of €3 million ($3.7 million using the exchange rate as of December 31, 2020), then the Company shall pay for 4 consecutive years after the date of the termination of the refund 13% of the revenues generated by the sales of the products or services (up to a maximum of €600,000, or $736,000, over a period of 10 years). In late 2020, the Company determined that there was not enough market interest for the radio frequency of the product development funded by this grant, and abandoned the project. A request for forgiveness of the debt has been made and is still pending. As a result of this request for forgiveness, no payment was made in 2020.
In 2018, the Company received payments for one project of €421,000 ($492,000 using the exchange rate of the payment dates) as a grant and €927,000 ($1,083,000 using the exchange rate of the payment dates) as a forgivable loan. In 2019, the Company received payments for one project of €425,000 ($482,000 using the exchange rate of the funding date) as a grant and €567,000 ($644,000 using the exchange rate of the funding date) as a forgivable loan. In 2020, the Company received payments for one project of €150,000 ($167,000 using the exchange rate of the funding date) as a grant and €215,000 ($238,000 using the exchange rate of the funding date) as a forgivable loan.
The estimated market rate of interest applied in 2020, 2019 and 2018 was between 1.80% and 2.30%. Accrued interest of $560,000 was recorded as of December 31, 2020 ($370,000 as of December 2019 and $242,000 as of December 31, 2018).

16.3. Government loans
In September 2015, the Company received two loans from Bpifrance for a total amount of €2,000,000 ($2,228,000 using the exchange rate of the grant date). One loan of €1,000,000 bears interest at 5.24% per year, paid quarterly; the second loan of €1,000,000 is interest-free. The interest-free loan has been revalued using the 5.24% interest rate payable on the other loan. Both loans have seven year terms with the principal being amortized on a quarterly basis beginning in June 2017.
On April 30, 2020, the Company finalized €5 million of French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan. The French loan is unsecured and can, at Sequans’ option, be repaid in full in one year plus 1.75% interest or, with one month to four months’ notice before April 30, 2021, be repaid quarterly over the following five years from April 30, 2021. As such, as of December 31, 2020, $1,395,000 has been classified as current. In March 2021, the Company exercised the option to repay over five years with an additional deferral (from August 2022 to May 2026, only interest will be paid from August 2021 to May 2022).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

17. Provisions

	Post- employment benefits	Other provisions	Total	Current	Non current
	(in thousands)
At January 1, 2018	$904	$660	$1,564	$32	$1,532
Arising (released) during the year	86	590	676	—	—
Released (used) during the year	—	(32)	(32)	—	—
Released (unused) during the year	—	(167)	(167)	—	—
At December 31, 2018	990	1,051	2,041	352	1,689
Arising (released) during the year	94	190	284	—	—
Released (used) during the year	(21)	(352)	(373)	—	—
Released (unused) during the year	—	(47)	(47)	—	—
At December 31, 2019	1,063	842	1,905	—	1,905
Arising (released) during the year	92	378	470	—	—
Released (used) during the year	—		—	—	—
Released (unused) during the year	—	(411)	(411)	—	—
At December 31, 2020	$1,155	$809	$1,964	$90	$1,874
The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees if they retire as a Company employee. The comprehensive income (loss) for 2020 includes $53,000 of actuarial gain (actuarial losses of $108,000 in 2019 and of $47,000 in 2018). One employee retired during the year ended December 31, 2019. No employee retired in 2018 or 2020.
The main assumptions used in the calculation are the following:

	2018	2019	2020
Discount rate	1.57%	0.77%	0.34%
Salary increase	Between 1.5% and 3.5%	Between 1.5% and 3.5%	Between 1.5% and 3.5%
Retirement age	60-62 years	60-62 years	60-62 years
Turnover: depending on the seniority	Decrease by age from 2% for directors, Vice presidents and managers and from 10% for other employees. 0% for executive team	Decrease by age from 2% for directors, Vice presidents and managers and from 10% for other employees. 0% for executive team	Decrease by age from 2% for directors, Vice presidents and managers and from 12% for other employees. 0% for executive team
At December 31, 2018, 2019 and 2020, “Other provisions” include primarily estimated royalty payments assessed on sales of modules to holders of patents which may be deemed as essential under the requirements of the LTE standard. The royalty provision is based on management’s judgment, taking into consideration the published royalty rates, various legal decisions, articles, reports and industry discussions on the subject which were available, and is recorded in the cost of product revenue. The Company’s modules are considered as final products incorporating the full LTE function, and therefore may have royalties assessed on their sale; no royalties are accrued on the sales of chips as the full LTE functionality is not included in the chip and it is not current industry practice to license standard-essential patents at the component level.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

18. Trade payables, other current liabilities and current contract liabilities

	At December 31,
	2018	2019	2020
	(in thousands)
Trade payables	$9,412	$8,834	$15,701
Other current liabilities:
Employees and social debts	3,091	3,575	7,424
Provisions	352	—	90
Others	1,563	965	962
Total other current liabilities	$5,006	$4,540	$8,476
Contract liabilities:
License and development services agreement (See Note 19)	—	5,085	12,392
Deferred revenue	973	727	753
	$973	$5,812	$13,145
Terms and conditions of the above financial liabilities:
•Trade payables are non-interest bearing and are generally settled on 30-day terms.
•Other current liabilities, primarily accrued compensation and related social charges, are non-interest bearing.
•The upfront payment received from a strategic partner is deemed to include a financing component, and as such, bears interest.
At December 31, 2018, the Company recorded a provision for risk for $352,000 related to the probable expected costs to be incurred by the Company related to class action litigation (see Note 21 to the Consolidated Financial Statements). The Company incurred $352,000 in related costs in 2019 and reversed the provision accordingly.
Deferred revenue is related to maintenance services as well as development services agreements. At December 31, 2018, 2019 and 2020, deferred revenue totaled $973,000 (recognized in 2019), $727,000 (recognized in 2020) and $753,000 (expected to be recognized during 2021), respectively.

19. Other non-current liabilities

	At December 31,
	2018	2019	2020
	(in thousands)
Trade Payables	—	1,139	851
Deferred tax liabilities	691	429	19
Contract liabilities:
License and development services agreement	—	11,249	2,343
Deferred revenue	808	323	54
Total contract liabilities	$808	$11,572	$2,397
As of December 31, 2019, trade payables included the non-current part of a supplier debt related to acquisition of certain intangible assets of $1,916,000, which is scheduled to be paid in 27 months. The non-current portion amounted to $1,139,000 As of December 31, 2020, $1,139,000 remained of this liability ($244,000 as the non-current portion). In January 2020, the Company entered into an agreement with a technology company based in Israel to transfer a team of engineers to the Company for the purpose of accelerating 5G new product development. The remaining amount to be paid in June 2024 for this agreement is $1,430,000. This amount has been discounted and as of December 31, 2020, $607,000 is included in non-current trade payables, and the Company records interest expense associated with this amount each reporting period.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
In December 2018, the Company recognized a net deferred tax liability of $691,000 related mainly to a deferred tax liability on the equity component of the convertible debt and the venture debt issued during the year of $1,818,000, recorded in equity, partially offset by a deferred tax asset related to unused tax losses which could be utilized in the period into which taxable temporary differences are expected to reverse. In December 2019, the Company recognized a net deferred tax liability of $429,000 related mainly to a deferred tax liability on the equity component of the convertible debts including $2,591,000 related to the convertible notes, recorded in equity, partially offset by a deferred tax asset related to unused tax losses which could be utilized in the period into which taxable temporary differences are expected to reverse. Following the convertible notes amendments signed in March 2020, the Company recognized a deferred tax liability of $398,000 through profit and loss and the reversal of the deferred tax liability of $809,000 through equity. At December 31, 2020, the Company recognized a net deferred tax liability of $19,000 related to origination and reversal of timing differences.
On October 24, 2019, the Company signed a multi-year, non-exclusive license and development services agreement with a strategic partner, a Fortune Global 500 company, with an estimated value exceeding $35 million over more than 3 years, subject to the Company achieving certain pre-agreed milestones. The agreement provided for an upfront payment of $18 million, which was received in October 2019, and recorded as a contract liability upon receipt. Quarterly payments of $1.8 million are to be paid to the Company beginning August 2021 with the remaining consideration to be paid upon completion of the final milestone expected to occur in July 2023. In order to comfort the strategic partner on the funding of the Company, the agreement as amended on March 20, 2020 includes a financing milestone for the Company to raise at least $25 million in net proceeds from new equity, debt or government financing, none of which can be repayable before April 30, 2024. This milestone was satisfied in May 2020. The contract also includes clauses that allow for termination in certain circumstances, or in some cases of a change in control of the Company, which could result in a refund of certain or all amounts received under the contract, depending on the circumstances. The Company determined that this agreement includes a financing component related to the upfront payment, which results in the recognition of interest expense over a portion of the term of the agreement. In the year ended December 31, 2020, the Company recognized revenues for an amount of $9,155,000 ($2,285,000 in 2019) as a result of development services performed and interest expenses on the upfront payment of $3,221,000 ( $619,000 in 2019). At December 31, 2020, the net remaining contract liability of $10,401,000 was presented on the Statement of Financial Position as current contract liabilities for $9,642,000, reflecting the expected net amount of revenue less interest expenses to be recognized in the year ended December 31, 2021, and the remaining amount of $759,000 as non-current contract liabilities. At December 31, 2019, the net remaining contract liability of $16,334,000 was presented on the Statement of Financial Position as current contract liabilities for $5,085,000, reflecting the expected net amount of revenue less interest expenses to be recognized in the year ended December 31, 2020, and the remaining amount of $11,249,000 as non-current contract liabilities.
In December 2020, the Company signed a 5G technology access and license agreement with a strategic partner for an amount of $4,500,000. The agreement provided for an upfront payment which was received in January 2021. The Company determined that this agreement includes a financing component related to the upfront payment, which will results in the recognition of interest expense over a portion of the term of the agreement. In the year ended December 31, 2020, the Company recognized revenues for an amount of $166,000. At December 31, 2020, the net remaining contract liability of $4,334,000 was presented on the Statement of Financial Position as current contract liabilities for $2,750,000 and the remaining amount of $1,584,000 as non-current liabilities.
In December 2015, the Company entered into a contract with a customer for certain development services which resulted in the recognition of deferred revenues for $1,940,000 to be recognized on a straight-line basis over four years beginning when the customer’s product is certified by a major U.S. carrier which occurred in September 2017. As revenues were expected to be recognized until August 31, 2021, a portion of these deferred revenues were presented as non–current liabilities as of December 31, 2019 and 2018. In each of 2020, 2019 and 2018, $485,000 was recognized as revenue. As of December 31, 2020, the remaining amount of deferred revenues of $323,000 has been classified as current, $485,000 of December 31, 2019 and $485,000 as of December 31, 2018 and the remainder as non-current as of December 31, 2018 and 2019.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

20. Information about financial instruments

20.1. Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2018	2019	2020	2018	2019	2020
	(in thousands)
Financial assets:
Trade and other receivables
Trade receivables and contract assets	$15,884	$9,977	$17,648	$15,884	$9,977	$17,648
Deposits and other receivables
Deposits	394	401	466	394	401	466
Other financial assets
Long-term investments	337	335	386	337	335	386
Financial instruments at fair value through other comprehensive income
Cash flow hedges	—	46	84	—	46	84
Cash, cash equivalents and short-term investments	12,086	14,098	18,474	12,086	14,098	18,474
Total financial assets	$28,701	$24,857	$37,058	$28,701	$24,857	$37,058
Total current	$27,970	$24,121	$36,206	$27,970	$24,121	$36,206
Total non-current	$731	$736	$852	$731	$736	$852
Financial liabilities:
Lease liability	—	4,104	5,776	—	4,104	5,776
Interest-bearing loans and borrowings:
Interest-bearing receivables financing	10,295	4,068	14,228	10,295	4,068	14,228
Convertible debt	19,723	30,671	26,074	19,708	30,706	26,074
Venture debt	12,634	12,180	8,276	12,634	12,180	8,276
Government loans	1,431	1,002	6,920	1,431	1,002	6,920
Research project financing	4,688	5,696	6,473	4,688	5,696	6,473
Convertible debt embedded derivative	—	—	12,395	—	—	12,395
Trade and other payables (current and non current)	9,412	9,973	16,552	9,412	9,973	16,552
Total financial liabilities	$58,183	$67,694	$96,694	$58,168	$67,729	$96,694
Total current	$21,160	$27,363	$40,221	$21,160	$27,328	$40,221
Total non-current	$37,023	$40,331	$56,473	$37,008	$40,401	$56,473
The carrying values of current financial instruments (cash and cash equivalents, short-term investments, trade receivables and trade and other payables, and interest-bearing receivables financing) approximate their fair values, due to their short-term nature.
Long-term investments are primarily related to a bank guarantee secured by pledges of investments in money market funds issued in favor of the owners of leased office space to secure annual lease payments by the Company for its office space in Colombes.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies are as follows:
•Cash, cash equivalents, short-term investments, accounts receivable, accounts payable, other receivable and accrued liabilities: due to the short-term nature of these balances, carrying amounts approximate fair value.
•Long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $337,000, $335,000 and $386,000 at December 31, 2018, 2019 and 2020, respectively. The carrying amounts approximate fair value measured based on significant observable input (Level 2).
•Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that the Company would pay or receive to settle the related agreements, by reference to published exchange rates (Level 2).
•At December 31, 2018 and 2019, fair value of the debt components of convertible notes was calculated using the effective interest rate of the debt component of the last issued convertible notes in 2019 and amounted to $19,708,000 and $30,706,000, respectively. At December 31, 2020, the carrying amount of the debt components of convertible notes approximates fair value, because, with the amendment of the convertible notes in March 2020, the existing notes were extinguished and new notes issued with effective interest rate at the amendment date. There was no change in the fair value since the amendment date (Level 2).
•As described under Note 14.1, the fair value of the embedded derivative related to the convertible debt is recalculated at the end of each reporting period. The fair value measured is based on significant observable input (Level 2).
•Interest-bearing receivable financing, government loans, research project financing and venture debt: carrying amounts approximate fair value.
Fair Value Hierarchy
The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
•Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly
•Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data
As at December 31, 2018, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2018	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	$337	—	$337	—

As at December 31, 2019, the Company held the following financial instruments carried at fair value on the statement of financial position:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Assets measured at fair value

	At December 31,
	2019	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	$335	—	$335	—
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	$46	—	$46	—
As at December 31, 2020, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2020	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	386	—	386	—
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	84	—	84	—
Liabilities measured at fair value

	At December 31,
	2020	Level 1	Level 2	Level 3
	(in thousands)
Convertible debt embedded derivative	12,395	—	12,395	—

As of December 31, 2019 and 2018, there were no liabilities measured at fair value.

20.2. Financial instruments at fair value
The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.
The following tables present fair values of foreign currency derivative financial instruments at December 31, 2019 and 2020. There was no foreign currency derivative financial instrument outstanding at December 31, 2018.

	At December 31, 2019
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S dollars)	€3,000	$46
Options (buy euros, sell U.S. dollars)	—	—
Total	€3,000	$46

	At December 31, 2020
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€2,250	$84
Options (buy euros, sell U.S. dollars)	—	—
Total	€2,250	$84
The fair value of foreign currency related derivatives is included in the Consolidated Statement of Financial Position in "Other receivables" at December 31, 2019 and 2020. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.
During the year ended December 31, 2020, the Company recorded a gain of $31,000 (gain of $57,000 and loss of $69,000 for the years ended December 31, 2019 and 2018, respectively) in other comprehensive income (loss) related to the effective portion of the change in fair value of its cash flow hedges. During the year ended December 31, 2018 and 2020, the amount reclassified from other comprehensive income to Consolidated Statement of Operations was a gain of $53,000 and $150. As there was no derivative financial instrument outstanding at December 31, 2018, no amount was reclassified from other comprehensive income in the year ended December 31, 2019.
There was no ineffective portion of hedging instruments in the years ended December 31, 2018, 2019 and 2020.
The derivatives have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.
At December 31, 2020, the Company holds $339,000 in currencies other than the U.S. dollar compared with $396,000 at December 31, 2019 and $7,675,000 at December 31, 2018 (See Note 11). The amount received from the BPI loan in May 2020 and the 2020 research tax credit financing were denominated in euros. At December 31, 2020, the Company has loans denominated in euros for a principal amount of $25,444,000 ($21,067,000 and $21,383,000 at December 31, 2019 and 2018, respectively).

20.3. Financial risk management objectives and policies
The Company’s principal financial liabilities comprise trade payables (current and non-current), lease liabilities, interest-bearing receivables financing, government loans, convertible debt and venture debt. The Company has various financial assets such as trade receivables, deposits and cash and cash equivalents, which arise directly from its operations, as well as from capital increases.
The main risks arising from the Company’s financial instruments are foreign currency risk, credit risk, interest rate risk and cash flow liquidity risk. The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.
Foreign currency risk
The Company faces the following foreign currency exposures:
•Operating activities, when revenues or expenses are denominated in different currencies from the functional currency of the entity carrying out these transactions.
•Venture debt and government loans are denominated in euros, and lease liabilities are denominated in different currencies while the functional currency of the entity carrying out these transactions is the U.S. dollar.
•Non-derivative monetary financial instruments that are denominated and settled in a currency different from the functional currency of the entity which holds them.
Nearly 100% of total revenues and approximately 93% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. Approximately 51% of operating expense is denominated in euros. (See Note 20.2 regarding hedging arrangements). If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, as measured using the Company's 2020 weighted average exchange rate of one euro = $1.1325, the Company estimates the impact, in absolute terms, on operating expenses and on financial liabilities for the year ended December 31, 2020 would have been approximately $5.0 million.
Credit risk
It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures and as such are considered to have low credit risk at initial recognition. The Company has subscribed to a credit insurance policy which provides assistance in determining credit limits and collection, in addition to some coverage of uncollectible amounts. In

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
The following table summarizes customers representing a significant portion of the Company’s total revenue:

Customer	Customer Location	% of total revenues for the year ended December 31,			Trade receivables at December 31,
		2020	2019	2018	2020	2019	2018
A	South Korea	45%	22%	—%	$5,209,000	$2,680,000	$—
B	Taiwan	20%	27%	32%	4,767,000	1,383,000	5,881,000
C	United States of America	18%	7%	—%	—	—	—
D	Taiwan	Less than 10%	10%	Less than 10%	544,000	1,745,000	1,138,000
E	China	—%	Less than 10%	13%	—	—	1,858,000
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
The following table includes our contractual obligations, including interest, for existing financial liabilities as of the following dates:

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
	(in thousands)
At December 31, 2018
Research project financing	$238	$973	$2,043	$1,687	$375	$73	$5,389
Interest-bearing receivables financing	10,295	—	—	—	—	—	10,295
Government loans	499	487	475	234	—	—	1,695
Convertible debt	—	7,863	23,357	—	—	—	31,220
Venture debt	2,057	6,158	6,158	2,396	—	—	16,769
Trade payables	9,412	—	—	—	—	—	9,412
Other current liabilities	4,654	—	—	—	—	—	4,654
	$27,155	$15,481	$32,033	$4,317	$375	$73	$79,434
At December 31, 2019
Research project financing	$739	$2,252	$2,601	$368	$72	$—	$6,032
Interest-bearing receivables financing	4,068	—	—	—	—	—	4,068
Government loans	478	466	229	—	—	—	1,173
Convertible debt	7,863	26,792	6,124	—	—	—	40,779
Venture debt	6,042	6,042	2,351	—	—	—	14,435
Lease liabilities	1,147	832	973	980	965	1,307	6,204
Trade payables	8,834	1,000	250	—	—	—	10,084
Other current liabilities	4,540	—	—	—	—	—	4,540
	$33,711	$37,384	$12,528	$1,348	$1,037	$1,307	$87,315
At December 31, 2020
Research project financing	$1,944	$2,387	$1,828	$425	$—	$—	$6,584
Interest-bearing receivables financing	14,228	—	—	—	—	—	14,228
Government loans	1,536	1,851	1,319	1,287	1,256	412	7,661
Convertible debt (1)	—	—	—	35,506	—	—	35,506
Venture debt	6,600	2,568	—	—	—	—	9,168
Lease liabilities	1,777	2,027	1,407	1,184	1,177	359	7,931
Trade payables	15,701	250	—	1,430	—	—	17,381
Other current liabilities	8,386	—	—	—	—	—	8,386
	$50,172	$9,083	$4,554	$39,832	$2,433	$771	$106,845
(1) Based on the existing contractual terms as of December 31, 2020 and assuming the Company's options to extend maturity dates are exercised. See Note 23 regarding the conversion of part of the convertible note issued April, 2015.
The Company’s liquidity risk for the next 12 months is described in note 2.1. The term of agreements with strategic partners which gave rise the contract liability recorded in the amount of $14,735,000 and $16,334,000 as of December 31, 2020 and 2019, respectively, are described under note 18.
Capital management
The primary objective of the Company’s capital management is to continue to execute according to its business plans and budgets in order to achieve profitability and positive cash flow, and to maximize shareholder value.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
20.4. Changes in liabilities arising from financing activities, including government grants

(in thousands)	January 1, 2018	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment	Other(1)	December 31, 2018
Government grant advances and loans	$6,622	985	(250)	151	—	(1,146)	$6,362
Convertible debt	$17,063	3,202	—	4,435	(3,630)	(1,347)	$19,723
Venture debt	$—	13,369	(243)	327	—	(819)	$12,634
Interest-bearing financing of receivables	$7,413	2,882	—	—	—	—	$10,295
Total	$31,098	20,438	(493)	4,913	(3,630)	(3,312)	$49,014

(in thousands)	January 1, 2019 *	Cash flows	Foreign exchange movement	Accrued interest	Other(1)	December 31, 2019
Government grant advances and loans	$6,362	1,006	(112)	220	145	$7,621
Convertible debt	$19,723	7,967	—	5,844	(2,863)	$30,671
Venture debt	$12,634	(2,010)	(240)	1,796	—	$12,180
Lease liabilities	$4,623	(1,922)	49	622	732	$4,104
Interest-bearing financing of receivables	$10,295	(6,227)	—	—	—	$4,068
Total	$53,637	(1,186)	(303)	8,482	(1,986)	$58,644
* Restated to reflect the impact of the adoption of IFRS 16 Leases

(in thousands)	January 1, 2020	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment and conversion	Other(1)	December 31, 2020
Government grant advances and loans	$7,621	5,910	1,392	364	—	(217)	$15,070
Convertible debt	$30,671	2,050	—	7,902	(16,008)	1,459	$26,074
Venture debt	$12,180	(6,105)	750	1,451	—	—	$8,276
Lease liabilities	$4,104	(1,221)	363	780	—	1,750	$5,776
Interest-bearing financing of receivables	$4,068	9,914	175	71	—	—	$14,228
Total	$58,644	10,548	2,680	10,568	(16,008)	2,992	$69,424
(1) Amounts included in Other for 2018 and 2019 mainly represent the amounts recorded in equity related to the issuance of debt with an equity component, the reduction of grants as the corresponding expense is incurred and new grants to be received. In 2019 and 2020, Other includes as well as additions in lease liabilities, which are non-cash. In 2020, Other includes the liability component and the fair value of the embedded option of the convertible debts converted during the year.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
21. Commitments and contingencies
Contingencies
From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business.
In August 2017, two securities class action lawsuits were filed, which were consolidated into a single lawsuit in September 2017, alleging violations of the U.S. federal securities laws by the Company, the Company's President and CEO, and the Company's Chief Financial Officer. The plaintiffs asserted claims primarily based on purported misrepresentations regarding Sequans’ revenue recognition policy in its Annual Reports on Form 20-F for the fiscal years ended 2015 and 2016. In particular, plaintiffs claim that an August 1, 2017 press release, in which the Company disclosed a $740,000 reduction in previously-recognized revenue, indicated that representations in earlier public disclosures regarding revenue were false or misleading. An amended complaint was filed in April 2018, and the Company and the individual defendants subsequently filed a motion to dismiss. On September 30, 2019, the Court issued a decision dismissing the claims against the Company's CFO, but permitting the claims against the Company and the Company's CEO to proceed. After a second mediation session in April 2020, the parties agreed to a settlement for an amount of $2.75 million, which was approved by the Court on September 28, 2020 and paid.
In 2018, the Company recorded a provision for $700,000, representing its deductible expenses under its insurance policy. As of December 31, 2019, no provision remained. Expenses above $700,000 were covered by insurance; the remaining amount to be paid by the insurers as of December 31, 2020 totals $95,000 and is recorded in other receivables on the Statement of Financial Position.

Management is not aware of any other legal proceedings that, if concluded unfavorably, would have a significant impact on the Company's financial position, operations or cash flows.
Bank guarantee
A bank guarantee was issued in favor of the owners of leased office space in France, in order to secure six months of lease payments, for an amount of $386,000 as of December 31, 2020 ($330,000 as of December 31, 2019). This guarantee was secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee. The total value of investments secured to cover this bank guarantee was $386,000 at December 31, 2020 ($335,000 at December 31, 2019).
Pledge of assets

As security for the payment and repayment of the venture debt (see Note 14.2 to these Consolidated Financial Statements), the Company has granted to Harbert a first ranking pledge over the receivables the Company holds against its customers other than customers covered by the factoring agreement. The carrying amount was $7.4 million as of December 31, 2020 ($4.5 million and $4.1 million as of December 31, 2019 and 2018, respectively). The Company has also agreed to grant to Harbert a first ranking pledge over specified bank accounts, which had a carrying amount of $18.2 million as of December 31, 2020 ($13.9 million and $11.9 million as of December 31, 2019 and 2018) and a pledge over its patents, trademarks and other IP rights. Prior to an event of default, the amounts within the pledged accounts are not restricted; however, the pledge agreement stipulates certain covenants with which the Company must comply. The Company was in compliance as of December 31, 2020.
Purchase commitments
As of December 31, 2020, the Company had $6.5 million of non-cancelable purchase commitments with its third-party manufacturer and suppliers for future deliveries of equipment and components, principally during 2021.
22. Related party disclosures
There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions.
As of December 31, 2020, only BPI France Participation - Fonds Large Venture, a fund managed by Bpifrance owned 10% or more of the share capital of the Company. As of December 31, 2019, there were two investors who each beneficially own 10% or more of the share capital of the Company: BPI France Participation - Fonds Large Venture, and AWM Investment Co.
At the annual shareholders meeting on June 30, 2017, the shareholders approved the nomination of Mailys Ferrere to the board of directors. Mrs. Ferrere is employed by BPI France Participation - Fonds Large Venture. Bpifrance provided funding to two

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
consortiums which include the Company in the context of long-term research projects (See Note 16.2 Research project financing) and in loans (See Note 20.3 Government loans). On April 2, 2020, the Company entered into a Shareholder Loan Agreement with Bpifrance Participations of $2.2 million which was converted into equity on May 15, 2020.
In April 2015, the Company completed the sale of a $12 million convertible note, in April 2016 the sale of a $6.0 million convertible note, in September 2018 the sale of a $4.5 million convertible note, in May 2019 the sale of a $3.0 million convertible note and in August 2019 the sale of a $5.0 million convertible note, all to an affiliate of Nokomis Capital, L.L.C., a beneficial owner of 9.9% of the share capital of the Company as of December 31, 2020. In 2017, the Company amended the terms of the notes issued in 2015 and 2016 and as part of the agreement, Wesley Cummins, a former (as of February 2020) representative of Nokomis Capital, L.L.C., became a board observer in November 2017, and on June 29, 2018, the shareholders approved Mr. Cummins' nomination to the board of directors. Since February 2020 and as of December 31, 2020, Nokomis no longer has representation on the board of directors.
Effective March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 which has two options (See Note 14.1).
In December 2020, Nokomis converted the April 2016 and May 2019 notes (see Note 14.1 Convertible debt). As of December 31, 2020, the principal amount and accrued interest of the convertible notes held by an affiliate of Nokomis Capital, L.L.C amounts to $26.1 million.
No other transactions have been entered into with these or any other related parties in 2018, 2019 and 2020, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.
Compensation of key management personnel

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$2,348	$2,179	$2,441
Share-based payment expense for the year	1,397	1,106	1,307
Board members fees to non-executive members	199	210	210
Total compensation expense for key management personnel	$3,944	$3,495	$3,958
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
For the year ended December 31, 2020, we estimate that approximately $16,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Directors’ interests in an employee share incentive plan
The Company granted warrants to certain members of the Board of Directors during the years ended December 31, 2018, 2019 and 2020:
- On June 29, 2018, the shareholders authorized the Board of Directors to grant to each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Sharma and Slonimsky and Cummings warrants to purchase 30,000 ordinary shares. On July 2, 2018, the Board used this authorization to make such grants with an exercise price of $2.04 per ordinary share.
- On June 28, 2019, the shareholders authorized the Board of Directors to grant to each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Sharma, Slonimsky and Cummings warrants to purchase 36,000 ordinary shares. On July 1, 2019, the Board used this authorization to make such grants with an exercise price of $0.89 per ordinary share.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
- On June 26, 2020, the shareholders authorized the Board of Directors to grant to each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Sharma, Slonimsky and Cummings warrants to purchase 36,000 ordinary shares. On June 29, 2020, the Board used this authorization to make such grants with an exercise price of $1.51 per ordinary share.
The board members were required to subscribe to the warrants at a price of €0.01 per warrant for the warrants granted in 2018 and at a price of €0.00002778 per warrant for the warrants granted in 2019 and 2020.
Share-based payment expense incurred in connection with these transactions amounted to $163,000 in the year ended December 31, 2020 (2019: $201,000; 2018: $234,000).

23. Events after the reporting date
Subsequent events up to the date the consolidated financial statements were authorized for issue were as follows:
At its meeting of February 2, 2021, the Board of Directors granted to employees 125,248 restricted share awards representing 31,312 ADS with vesting over four years, and 96,000 warrants to consultants representing 24,000 ADS; no grants were made to executive management.
During the three months ended March 31, 2021, Nokomis Capital converted part of the 2015 note with a total principal value of $7,750,000 plus accrued interest and conversion bonus of $4,536,438 into a total of 7,227,308 ordinary shares (representing 1,806,827 ADS).
On February 2, 2021, the board of director approved a consultancy services agreement with ABLE France, a company owned by Yves Maitre, member of the board of directors, for services in business development.
On March 5, 2021, the Company executed an agreement with Bpifrance that provides funding to the Company in the context of a long-term research project named CRIIOT, estimated to be completed over a 33-month period. The total value of the project is €5,615,000 ($6,890,000 using exchange rate as of December 31, 2020) in the form of a grant. The funding will be paid in three installments: €1,404,000 ($1,723,000 using exchange rate as of December 31, 2020) after the signature of the contract, expected to be received in Q2 2021; €2,808,000 ($3,445,000 using exchange rate as of December 31, 2020) between October 26, 2021 and October 26, 2022 based on achievement of milestones and the remaining amount of €1,403,000 ($1,722,000 using exchange rate as of December 31, 2020) at the end of the contract.