Form 20-F
period 2021-12-31
SEQUANS COMMUNICATIONS
filed 2022-03-31
CIK 1383395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Ordinary shares, nominal value €0.02 per share: 151,419,322 as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes   ☑  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and "emerging growth company" in Rule 12b-2 of the Exchange Act.:
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
 FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans, including financing alternatives for our 5G business and ability to enter into new 5G strategic agreements, expectations for Massive IoT sales, the impact of Covid-19 on our supply chain and on customer demand, our expectation for sufficient capacity to meet customer demand in 2022, the impact of component shortages and manufacturing capacity, our ability to convert our pipeline to revenue, and our objectives for future operations, are forward looking statements. These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation:
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
•our ability to meet performance milestones under strategic license and development services agreements;
•the impact of component shortages, suppliers’ lack of production capacity, natural disasters or pandemics on our sourcing operations and supply chain;
•the continuing impact of the COVID-19 coronavirus on the ability to operate business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations have been impacted by government shelter-in-place or similar orders reducing demand for our products;
•our ability to raise debt and equity financing; and
•other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

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
[Reserved]

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
•Our business may be impacted by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties beyond our control, including the Russian invasion of Ukraine.
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
Risks Related to the Manufacture of Our Products
•Global supply chain constrains may negatively impact our business.
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

Risks Relating to Our Indebtedness
•Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations and impair our ability to satisfy our obligations under the notes.
•We may be unable to raise the funds necessary to repurchase our convertible notes for cash following a change of control, or to pay any cash amounts due upon conversion, and our other indebtedness may limit our ability to repurchase the convertible notes or pay cash upon its conversion.
•Provisions in the notes could delay or prevent an otherwise beneficial takeover of us.

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

Risks Related to Our Business and Industry
COVID-19 has impacted our ability to source certain components from Asia and could also reduce demand for our products
Our business has been, and may continue to be, affected by the widespread outbreak of COVID-19. Both our suppliers and our customers source certain components necessary for production from manufacturers in locations that have been or may be adversely affected by the outbreak. Further shortages in components may result in a reduction of our production capacity, which could negatively affect our revenues. Any outbreak of contagious diseases, including further expansion of the COVID-19 pandemic, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to operate our business during government shelter-in-place orders, to travel or to manufacture or distribute our products, as well as temporary closures of our facilities and the facilities of our suppliers or customers.
For example, early in 2020 we experienced shortages in Skyworks components due to their temporary closure of their Mexicali, Mexico plant. In 2021, we experiences shortages of printed circuit boards (PCBs), crystals and other components. Also in 2021, our supply of silicon wafers from TSMC was restricted, which reduced our ability to produce products to meet demand. This situation is expected to continue in 2022. Any further disruption of our or our suppliers’ or customers’ operations would likely impact our sales and operating results, including our revenue expectations. Similarly, the government of France ordered that all non-essential businesses close over several periods throughout 2020 and the first half of 2021, which required that we move to remote working.
Significant outbreaks of contagious diseases in the human population could result in widespread health crises that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could impact our operating results. As the circumstances surrounding the COVID-19 pandemic continue to impact the world economy, the extent to which it may impact our business remains uncertain.
Our business may be impacted by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties beyond our control, including the Russian invasion of Ukraine.
War, terrorism, geopolitical uncertainties and other business interruptions could cause damage to, disrupt or cancel sales of our products and services on a global or regional basis, which could have a material adverse effect on our business or vendors with which we do business. Such events could also make it difficult or impossible for us to deliver products and services to our customers. In addition, territorial invasions can lead to cybersecurity attacks on technology companies, such as ours, located far outside of the conflict zone. In the event of prolonged business interruptions due to geopolitical events, we could incur significant losses, require substantial recovery time and experience significant expenditures in order to resume our business operations.
While our key engineering competencies are performed in-house, primarily in France, the United Kingdom, Israel and the United States, we outsource some application software development and testing activities to an independent third-party provider of engineering services. We work with a dedicated team of 31 software engineers based in Kyiv, Ukraine. If the Russian invasion of Ukraine is protracted or if Ukraine experiences further political instability, these engineers may be unable to work for a sustained period of time, which could adversely impact our research and development operations. We have developed a contingency plan if the engineers in Kyiv are unable to continue working on their projects for us for a sustained period of time, but if our contingency plan is not effective or sanctions are imposed that prevent us from conduction business in Ukraine, we could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on our revenues.
We do not and cannot know if the current uncertainties in these geopolitical areas, which are unfolding in real-time, may escalate and result in broad economic and security conditions, which could result in material implications for our business. In addition, our insurance policies typically contain a war exclusion of some description and we do not know how our insurers are likely to respond in the event of a loss alleged to have been caused by geopolitical uncertainties.
We have a history of losses and have experienced a significant decline in revenue from a high in 2011, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.
We were established in 2003 and began operations in 2004, and have incurred losses on an annual basis since inception. We experienced net losses of $54.5 million and $20.3 million in 2020 and 2021, respectively. At December 31, 2021, our accumulated deficit was $383.6 million. We expect to continue to incur significant expense related to the development of our 4G and 5G products and expansion of our business. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. If we do not, we may not be able to achieve or maintain profitability, and we may continue to incur significant losses in the future.
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
The worldwide commercial deployment and adoption of the narrow band LTE variants, Cat M and Cat NB, are expected to expand further the markets for Internet of Things devices. If the Cat M or Cat NB standards are not successfully adopted and deployed, are further delayed or if competing standards for Internet of Things devices become favored by wireless carriers, we may not be able to successfully increase sales of our Cat M and Cat NB products, which would harm our revenues and our financial results.
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
Module components may be sourced from numerous different suppliers. Some of these components have been and may periodically be in short supply or be subject to long lead times, which could affect our ability to meet customer demand for our modules, therefore delaying our revenue. In addition, we rely on various contract manufacturers to produce our modules. If these manufacturers encounter any issues with production capacity, quality or reliability of their products, it could adversely affect our revenue and our reputation in the market. If our ability to expand our product platform is significantly delayed or if we are unable to leverage our module as expected, our business and financial condition could be materially and adversely affected.
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

Our top ten customers accounted for 95%, 98% and 92% of our total revenue in 2019, 2020 and 2021, respectively, and four customers each accounted for more than 10% of our total revenue in 2021. The following table summarizes customers representing a significant portion of total revenue:

Customer	% of total revenues for the year ended December 31,			% of our trade receivable at December 31,
	2019	2020	2021	2021
A	27%	20%	23%	4%
B	7%	18%	23%	12%
C	Less than 10%	Less than 10%	14%	1%
D	—%	Less than 10%	13%	54%
E	22%	45%	Less than 10%	4%
F	10%	Less than 10%	Less than 10%	—%
We expect that some of these customers, particularly those above 10% during 2021, could continue to represent at least 10% of our revenue in 2022 given the long product design and life cycles in our markets and the nature of long-term service contracts. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.
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
•add additional finance and information systems personnel;
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
During periods of economic or market slow-down, we must also effectively manage our expenses to preserve our ability to carry out such research and development. We are likely to incur product and market development costs earlier than some of the anticipated benefits, and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results. In 2020 and 2021, we increased operating expenses as we invested in our development of 5G products, which we do not expect will result in significant product revenues before late 2023.
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
The semiconductor industry has historically been cyclical, experiencing significant downturns in customer demand. Because a significant portion of our expenses is fixed in the near term or is incurred in advance of anticipated sales, we may not be able to decrease our expenses rapidly enough to offset any unanticipated shortfall in revenue. If this situation occurs, it could harm our operating results, cash flow and financial condition. Furthermore, the semiconductor industry has periodically experienced periods of increased demand and production constraints, including recently as a result of COVID-19. When this occurs, we may not be able to obtain sufficient quantities of our semiconductor solutions to meet the increased demand, resulting in lost sales, loss of market share and harm to our customer relationships. We may also have difficulty in obtaining sufficient assembly and testing resources from our subcontract manufacturers. Any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that we target, may harm our ability to generate revenue and could negatively impact our operating results.
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
•the imposition by governments of additional taxes, tariffs, global economic sanctions programs or other restrictions on foreign trade, including U.S. and Chinese tariffs;
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
We design our semiconductor solutions to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc. (IEEE), the 3rd Generation Partnership Project (3GPP) and Open Mobile Alliance (OMA). We also depend on industry groups such as the Global Certification Forum (GCF) and the PTS Type Certification Review Board (PTCRB) to help certify and maintain certification of our semiconductor solutions. If our customers adopt new or competing industry standards that are not compatible with our semiconductor solutions, if industry groups fail to adopt standards compatible with our semiconductor solutions or if our customers are requiring chip certifications that we did not design our products for, our existing semiconductor solutions would become less desirable to our customers and our sales would suffer. The emergence of markets for our products is affected by a variety of factors beyond our control. In particular, our semiconductor solutions are designed to conform to current specific industry standards. Competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new semiconductor solutions. For example, in the Internet of Things markets, we could face indirect competition from companies such as SIGFOX or others using LoRa Wireless RF technology, a long range, low power consumption and data transmission protocol for Internet of Things devices. Wireless carriers have started deploying 5G technology, the next phase of mobile telecommunications standards, beginning in 2020. If we are unable to successfully develop or commercialize products for the 5G standard, our semiconductor solutions could become obsolete, which would cause our sales and financial results to suffer. Governments and foreign regulators may adopt standards that are incompatible with our semiconductor solutions, favor alternative technologies or adopt stringent regulations that would impair or make commercially unviable the deployment of our semiconductor solutions. In addition, existing standards may be challenged as infringing upon the intellectual property rights of other companies or may become obsolete.
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
Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, in particular the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, as measured using the Company's 2021 weighted average exchange rate of one euro = $1.1907, we estimate the impact, in absolute terms, on operating expenses and on financial liabilities for the year ended December 31, 2021 would have been $4.2 million.
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
Our global operations are subject to many risks including errors and omissions, infrastructure disruptions, such as large-scale outages or interruptions of service from utilities or telecommunications providers, supply chain interruptions, third-party liabilities and fires or natural disasters. In addition, we have been and may in the future be subject to securities litigation. No assurance can be given that we will not incur losses beyond the limits or outside the scope of coverage of our insurance policies. From time-to-time, various types of insurance may not be available on commercially acceptable terms or, in some cases, at all. We cannot assure you that in the future we will be able to maintain existing insurance coverage or that premiums will not increase substantially. We maintain limited insurance coverage and in some cases no coverage for natural disasters and sudden and accidental environmental damages as these types of insurance are sometimes not available or available only at a prohibitive cost. Accordingly, we may be subject to an uninsured or under-insured loss in such situations.
Risks Related to the Manufacture of Our Products
Global supply chain shortages.
Any disruptions to our supply chain, significant increase in component costs, or shortages of critical components, could decrease our sales, earnings, and liquidity or otherwise adversely affect our business and result in increased costs. For example, during 2021, we experienced significant supply constraints for PCB and other standard components, including crystals and flash, and our supply of silicon wafers from Taiwan Semiconductor Manufacturing Company Limited, or TSMC, were placed on allocation. The allocation of wafers impacted our ability to fulfill customer orders in 2021, and we may not get sufficient allocation to meet demand during 2022. Such a disruption could occur as a result of any number of events, including, but not limited to: an extended closure of or any slowdown at our suppliers' plants or shipping delays due to efforts to limit the spread of COVID-19, market shortages due to the surge in demand from other purchasers for critical components, increases in prices, the imposition of regulations, quotas or embargoes or tariffs on components or our products themselves, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, third-party interference in the integrity of the products sourced through the supply chain, cyberattacks, the unavailability of raw materials, severe weather conditions, adverse effects of climate change, natural disasters, geopolitical developments, war or terrorism and disruptions in utilities and other services. In addition, the development, licensing, or acquisition of new products in the future may increase the complexity of supply chain management. Failure to effectively manage the supply of components and products would adversely affect our business.
Certain natural disasters, such as fires, coastal flooding, large earthquakes, volcanic eruptions or pandemics, may negatively impact our business. Any disruption to the operations of our foundry and assembly and testing subcontractors or our supply chain could cause significant delays in the production or shipment of our products.
If fires, coastal flooding, a large earthquake, volcanic eruption, new pandemic or other natural disaster were to directly damage, destroy or disrupt our partners’ manufacturing facilities or the facilities of our testing, assembly and manufacturing contractors or our component suppliers, it could disrupt our operations, delay new production and shipments of existing inventory, or result in costly repairs, replacements, the need to find alternative suppliers or other costs, all of which would negatively impact our business. For example, a fire at Asahi Kasei Microsystem’s semiconductor factory in Japan in October 2020 completely shut down production of its TCXO crystal oscillator products, which account for approximately half of the worldwide industry production of these products and are a primary component in our products. Unimcron, a major supplier of PCB and substrates for packaging, also had a factory fire in October 2020 which has constrained the supply of these components and increased lead times, as well as increasing pricing across. If similar events occur in the future and we are unable to qualify additional suppliers prior to exhausting our current inventory or are unable to source alternative components in sufficient quantity, we could experience significant delays in the production or shipment of our semiconductor solutions or experience significant increases in our supply chain costs until we are able to shift our supply to an alternative vendor. These events and their consequences could negatively impact our results of operations and cash flows, both during and after the period of operational difficulties, and could harm our reputation.

We depend on one independent foundry to manufacture our semiconductor wafers and do not have a long-term agreement with such foundry, and loss of this foundry or our failure to obtain sufficient foundry capacity would significantly delay our ability to ship our products, cause us to lose revenue and market share and damage our customer relationships.
Access to foundry capacity is critical to our business because we are a fabless semiconductor company. We depend on a sole independent foundry, TSMC in Taiwan, to manufacture our semiconductor wafers. Because we outsource our manufacturing to a single foundry, we face several significant risks, including:
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
The ability of TSMC to provide us with semiconductor wafers is limited at any given time by their available capacity, and we do not have a guaranteed level of manufacturing capacity. We do not have any agreement with TSMC and place our orders on a purchase order basis. As a result, if TSMC raises its prices or is not able to satisfy our required capacity for any reason, including natural or other disasters or as a result of factory shutdowns or slowdowns from the COVID-19 pandemic, allocates capacity to larger customers or to different sectors of the semiconductor industry, experiences labor issues or shortages or delays in shipment of semiconductor equipment or materials used in the manufacture of our semiconductors, or if our business relationship with TSMC deteriorates, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, in a timely manner, or at all. As an example, in 2021 TSMC put its customers, including us, on allocation as they announced that demand is in excess of their capacity. TSMC has informed us that the system of allocation remains in place for 2022. We believe that the capacity allocated to us for at least the first half of 2022 is sufficient for our needs, but the current allocation for the third quarter is currently expected to be insufficient unless we are able to pull in some units currently allocated for delivery to us in the fourth quarter. If we are not able to increase our allocation for the third quarter, or if demand in the first half increases, our ability to meet all our customer demand would be limited, with a corresponding negative impact on revenues.
Locating and qualifying a new foundry would require a significant amount of time, which would result in a delay in production of our products, and cost, as new production masks would be required. In addition, using foundries with which we have no established relationship could expose us to unfavorable pricing and terms, delays in developing and qualifying new products, unsatisfactory quality or insufficient capacity allocation. We place our orders on the basis of our customers’ purchase orders and sales forecasts; however, foundries can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. Many of the customers of TSMC, or foundries that we may use in the future, are larger than we are, or have long-term agreements with such foundries, and as a result, those customers may receive preferential treatment from the foundries in terms of price, capacity allocation and payment terms. Any delay in qualifying a new foundry or production issues with any new foundry would result in lost sales and could damage our relationship with existing and future customers as well as our reputation in the market.
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
The semiconductor business is characterized by ongoing competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our products, whether by adverse purchase price or manufacturing cost variances or due to other factors, will reduce our gross margins and operating profit. For example, in 2021 due to the global supply chain disruption stemming from the Covid-19 pandemic, several of our suppliers increased prices significantly. In most cases we were able to pass on a corresponding price increase to our customers, but this may not always be the case in the future. We do not have long-term supply agreements with our manufacturing, testing or assembly suppliers, although with large suppliers we typically negotiate pricing on an annual basis. With other suppliers we typically negotiate on a purchase order by purchase order basis. We may not be able to obtain price reductions, or anticipate or prevent future price increases from our suppliers. Because we have a sole supplier of wafers and limited sources of testing and assembly for both chipsets and modules, we may not be able to negotiate favorable pricing terms from our suppliers. These and other related factors could impair our ability to control our costs and could harm our operating results.
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
Although we were able to remedy the material weakness in 2020 and no new material weaknesses were identified in 2021, we have a small finance team with limited resources, and we can give no assurances that other material weaknesses will not arise in the future. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Deficiencies, including any material weakness, in our internal control over financial reporting that may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, suspension or delisting of our ADSs from the New York Stock Exchange, or otherwise materially adversely affect our business, reputation, results of operations and financial condition.
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
•the effects of a widespread outbreak of contagious disease, including COVID-19;
•changing economic and political conditions at a global or local level;
•the impact of rising inflation on consumer demand for electronic products;
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
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of the ADSs has fluctuated substantially and is likely to fluctuate in the future, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. While we do not believe we were a PFIC for 2021, there is no assurance that we will not be a PFIC in 2022 or later years. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, having interest charges apply to distributions by us and the proceeds of ADS sales and additional reporting requirements. We do not expect to provide to U.S. holders, the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Item 10.E—Taxation—Material United States Federal Income Tax Consequences.”
We have been and in the future may be subject to legal actions that could distract our management and increase costs, which may adversely affect our financial condition or our reputation.

We have been subject to securities class action lawsuits alleging violations of the U.S. federal securities laws by us and certain of our officers. The costs of the ultimate resolution of these lawsuits did not exceed our insurance coverage after our deductible. However, the premium for our directors and officers insurance increased significantly with a higher retention and reduced coverage. An unfavorable outcome in any future lawsuit or proceeding could have an adverse impact on our business, financial condition and results of operations. Further, if our stock price is volatile, we may become involved in further litigation. Any current or future litigation, regardless of its merits, could result in substantial costs and a diversion of our management’s attention and resources that are needed to successfully run our business.
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
As of March 18, 2022, there were outstanding stock options, founders' warrants, and unvested restricted shares to purchase an aggregate of approximately 15.5 million of our ordinary shares (representing approximately 3.9 million ADSs), and more restricted shares, options and warrants will likely be granted in the future to our officers, directors, employees and consultants. We also have outstanding issuances of convertible notes issued in 2019 (the " 2019 Notes") and in April 2021 (the "2021 Notes"). The 2019 Notes may be converted into 1.5 million ADSs at a conversion price of $4.12 per ADS, subject to adjustment if the holder converts early or if we elect to extend the maturity. The 2021 Notes may be converted into 6.2 million ADSs at term at a conversion price of $7.66 per ADS. In September 2018, we issued warrants to purchase 0.5 million ADSs with an exercise price of $6.80 per ADS to the holder of the 2019 Notes. In October 2018, we issued warrants to purchase 0.2 million ADSs with an exercise price of $5.36 per ADS to a venture debt lender in connection with a €12,000,000 debt financing done at that time. In February 2019, we issued warrants to purchase 2.3 million ADSs with an exercise price of €0.08 per ADS to a strategic investor. We may issue additional warrants or convertible notes in connection with acquisitions, borrowing arrangement or other strategic or financial transactions. The exercise of outstanding stock options, warrants, or convertible notes, and the vesting of restricted shares, will dilute the percentage ownership of our other shareholders. The exercise of these options, warrants and convertible notes and the vesting of restricted shares, with the subsequent sale of the underlying ordinary shares could cause a decline in the market price of the ADSs.
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
Risks Relating to Our Indebtedness
Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations and impair our ability to satisfy our obligations under the notes.
As of December 31, 2021, we had approximately $56.1 million of consolidated indebtedness. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our security holders and our business, results of operations and financial condition by, among other things:
•increasing our vulnerability to adverse economic and industry conditions;
•limiting our ability to obtain additional financing;
•requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness if we do not make interest payments in kind, which will reduce the amount of cash available for other purposes;
•limiting our flexibility to plan for, or react to, changes in our business;
•diluting the interests of our existing stockholders as a result of issuing shares of our common stock upon conversion of our outstanding convertible notes; and
•placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.
Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness, including the convertible notes, and our cash needs may increase in the future.

We may be unable to raise the funds necessary to repurchase our convertible notes for cash following a change of control, or to pay any cash amounts due upon conversion, and our other indebtedness may limit our ability to repurchase the convertible note or pay cash upon its conversion.

The holder of the 2021 Notes may require us to repurchase its note following a change of control at a cash repurchase price generally equal to the accreted principal amount plus accrued but unpaid interest, if any, plus a cash amount equal to the interest that would otherwise be payable to April 9, 2024. If the holder elects to convert the 2021 Notes in connection with a change of control, the holder will also receive a cash amount equal to the interest that would otherwise be payable to April 9, 2024. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase the 2021 Notes or pay the cash amounts due upon conversion. In addition, applicable law, regulatory authorities and the agreements governing our other indebtedness, including any future indebtedness, may restrict our ability to repurchase the 2021 Notes or pay the cash amounts due upon conversion. Our failure to repurchase the 2021 Notes or to pay the cash amounts due upon conversion when required will constitute a default under the 2021 Notes. A default under the 2021 Notes could also lead to a default under agreements governing our other indebtedness, which may result in that other indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under the other indebtedness and the note.
Provisions in the 2021 Notes could delay or prevent an otherwise beneficial takeover of us.

Certain provisions in the 2021 Notes could make a third party attempt to acquire us more difficult or expensive. For example, if a takeover constitutes a change of control, then the noteholder will have the right to require us to repurchase the 2021 Notes for cash. In this case, and in other cases, our obligations under the 2021 Notes could increase the cost of acquiring us or otherwise discourage a third party from acquiring us, including in a transaction that holders of our ordinary shares, or the ADSs represented thereby, may view as favorable.
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
The SEC maintains an Internet site at http:// www.sec.gov that contains reports, proxy and information statements, and other information that we file electronically with the SEC. Our website is www.sequans.com. The information on, or that can be accessed through, our website is not part of this annual report.
As of the date of this annual report, there has been no indication of any public takeover offers by third parties in respect of our ADSs or ordinary shares or by the Company in respect of other companies’ shares.
Principal Capital Expenditures
Our capital expenditures including purchase of intangible assets and capitalized development costs for the years ended December 31, 2019, 2020 and 2021 amounted to $9.1 million, $13.8 million and $28.9 million, respectively. They primarily consisted of purchases related to LTE product development and, beginning in 2020, 5G product development as well as capitalized development costs. We anticipate our capital expenditures in the year ended December 31, 2022 to be primarily for ongoing 5G product development, and to a lesser extent 4G product development. We anticipate our capital expenditure in 2022 to be financed from our cash on hand plus financing from strategic alliances, R&D project financing, issuance of debt and/or equity. Should we decide to broaden our product range by acquiring or developing complementary technologies, we would need additional capital expenditures in order to support development of multi-mode or multi-feature products.

B.	Business Overview
Overview
We are a fabless designer, developer and supplier of cellular semiconductor solutions for the massive and broadband Internet of Things (IoT) markets. We offer a comprehensive set of 5G/4G chips and modules fully optimized for non-smartphone devices. Massive IoT refers to applications with lower data transmission needs but where the technology must be extremely optimized in power consumption and cost to enable massive deployment. It covers applications such as smart mobility and logistics, smart cities, e-health and wellness, and smart homes to name few. On the other side, for broadband IoT applications, the technology is optimized to provide to homes, enterprises and industrial sites the highest possible throughput and the lowest latency. While this requirement is similar to what we can see in a smartphone, our solutions focus on providing better trade-off in cost and performance optimized for broadband IoT devices such as enterprise routers and home gateways. Our product portfolio is composed of chips, or integrated circuits (IC) of baseband processors and radio frequency (RF) transceivers, as well as machine-to-machine (M2M) modules that incorporate these chips along with radio front end subsystem, and rich software that includes advanced modem and signal processing code as well as protocol stack and higher-layer applications. Our goal is to deliver an advanced set of features with technology optimized to address the IoT requirements: power, cost and size for massive IoT, and throughput, cost and latency for broadband and critical IoT. And for both, to deliver high reliability with advanced security algorithms at a competitive price.
As the old 2G/3G cellular networks have already been switched off by some operators in the United States, South Korea and Japan and are in the process of switching-off around the world, and as operators are expanding the 4G networks coverage and deploying 5G, the massive, broadband and critical IoT markets will be increasingly served with single-mode 4G LTE, or LTE-only, devices and with 5G devices that can fallback to 4G LTE. Sequans has always focused on 4G and 5G as there is very limited value to have 2G/3G for non-smartphone IoT devices. Specifically, we believe there are significant advantages in size, power consumption, product cost, development costs and operator certification costs for our customers to produce 4G-only, and later 4G/5G-only, devices compared to their more expensive, larger, more power hungry and more complex multi-mode 2G/3G/4G/5G counterparts. In addition, the completion of 3GPP Release 13/14 in 2016 ratified two new LTE categories targeting low power, low data-use machine-type communications to serve the massive IoT market. LTE-M (also known as LTE Cat M) and NB-IoT (also known as Cat NB) enable dramatically better power efficiency, reduced module costs and better coverage for massive IoT devices compared to high-speed LTE (targeting broadband speed) or even 2G or 3G solutions, historically used to provide M2M cellular connectivity. With the evolution in 3GPP release 15 of the standard moving to 5G, compatibility with 4G becomes a requirement. We believe we will be able to deliver dual mode (5G and 4G) products leveraging all our past 4G development efforts and reinforcing our position in both the massive IoT and broadband and critical IoT spaces.
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
We also address the broadband IoT market, mainly consisting of wide-area use cases that require higher throughput, lower latency and larger data volumes than massive IoT, as well as wide-area and local-area use cases with requirements for extremely low latency and ultra-high reliability. For 5G/4G broadband IoT applications, Sequans is offering products based on its Cassiopeia 4G Cat 4/Cat 6 platforms and is developing a high-end Taurus 5G/4G chip platform, both optimized for low-cost residential, enterprise, and industrial applications.
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
Our 4G LTE solutions are currently or have been in commercial deployments in the United States, Canada, Italy, France, Germany, United Kingdom, Nordic countries, Eastern Europe, the Middle East, Indonesia, Malaysia, Philippines, Vietnam, Japan, China, South Korea, India, Australia, Brazil and elsewhere.
Our 4G LTE solutions have been incorporated into devices sold by many leading OEMs and ODMs, including in the Verizon Wireless Ellipsis Jetpack MHS900L portable router, the Thales IoT (formerly Gemalto) ELS31 LTE Category 1 and

EMS31 Category M1 industrial M2M modules, the AT&T IMS2 module and in a variety of devices and modules produced by AsiaTEL, Casa Systems, Connected Holdings, Daatrics, Foxconn, Gemtek, Geotab, Inseego, Invoxia, Itron, Lockheed Martin, Multitech, Pebblebee, Polymer Logistics, Positioning Universal Inc, Pycom, Quidel, Renesas, Sercomm, Technicolor, Tozed, Trackimo, Ubiik, Wistron NeWeb, Withings, and others.
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
The first version of the 3GPP LTE specification, Release 8, defined four User Equipment (UE) categories, or performance levels. UE Category 1 provides peak downlink speeds of 10 Mbps, and uplink of 5 Mbps. UE Category 2 provides 50 Mbps downlink and 25 Mbps uplink, while Categories 3 and 4 deliver 100 Mbps and 150 Mbps downlink, respectively, each with a peak uplink speed of 50 Mbps. In subsequent releases of the 3GPP LTE specifications, Releases 10 and later-called LTE-Advanced, additional improvements in features and performance were specified. These LTE-Advanced networks are already deployed by at least 336 operators worldwide, according to a January 2022 report by the Global Mobile Suppliers Association. The initial versions of LTE-Advanced can provide as much as 300 Mbps of downlink speed (3GPP Release 10 UE Category 6), with subsequent versions providing downlink speeds of up to 600 Mbps and peak uplink speeds of up to 100 Mbps (3GPP Release 12 User Equipment Category 12). More recently, several UE Categories (16 and above, introduced as part of 3GPP Release 12 and 13) have specified speeds up to or exceeding one gigabit per second (Gbps). These higher speed categories involve aggregating multiple carriers, applying higher-order multiple input multiple output (MIMO) antenna technology, and more advanced modulation techniques. The highest LTE categories as defined in 3GPP Release 15 and used in practice, allow in downlink (among the 26 defined LTE downlink categories) up to 2Gbps (Category 20), and in uplink (among the 26 defined LTE uplink categories) up to 315Mbps (Category 20).
In 2016, the first operators began deploying network equipment using the variants of LTE optimized for massive IoT (Cat M and Cat NB). Operating in licensed spectrum, low power wide area networks can provide low cost, yet secure, connectivity to battery-powered devices in both rural and urban locations. Following successful pilots involving a wide variety of use cases, Cat M and Cat NB connectivity has now been deployed across North America, Japan, most of the rest of the Asia-Pacific region and in many European countries. According to Global Mobile Supplier Association, 120 Cat NB-IoT and 51 LTE-M commercial network launches were already made around the world by April 2021.
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
In addition to that, many regions have closed their initial 5G auctions (e.g. United States, Japan, Australia, South Korea, China, Italy, Germany, France, Greece, Slovakia, Croatia, Czech Republic, Austria). According to Global Mobile Supplier Association, by August 2021, 461 operators in 137 countries/territories were investing in 5G, including trials, acquisition of licenses, planning, network deployment and launches. This number excludes over 200 additional companies awarded spectrum in the US CBRS PAL auction, all of which could be used for 5G. A total of 176 operators in 72 countries/territories have launched one or more 3GPP-compliant 5G services.

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
Wireless carriers are seeking to quickly transition existing wireless data services to more efficient 4G and 5G networks, which require less capital expenditure for a given amount of data throughput. At the same time, potential average revenue per account, or ARPA, can be increased by providing value-added mobile broadband services and solutions that are better enabled by the speed and performance of 4G and 5G networks.
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
In addition to deployment driven by the wireless carriers, 4G and 5G technologies are considered for private networks applications leveraging unlicensed or semi-licensed frequency bands. Specifically, as the 3.5GHz CBRS band is currently underused in the U.S., the Federal Communications Commission has opened 150 MHz in this band for access to licensed users with a Priority Access License and to registered users with General Authorized Access. The spectrum is also shared by incumbents who retain the right to use the band. CBRS enables 4G and 5G deployments in this band. Our broadband products have been supporting 3.5GHz devices worldwide for a decade, and we launched low-cost Cat 4 and Cat 6 modules that are cost-optimized for CBRS broadband IoT. These bands are also available in Europe, the Middle East and South Asia and are also considered for 5G deployment.
IoT Network Evolution
While increasing demand for mobile and fixed broadband connectivity is driving 4G and 5G technologies along a performance vector, the IoT market is pushing wireless technology along a different vector. Many machine-to-machine (M2M) and other low-power IoT applications are moving to LTE connectivity for its expected longevity, and because the technology is being optimized for reduced power consumption, improved coverage and lower cost. Many M2M connections are of the “set it and forget it” variety, and are expected to remain operational for ten or more years, sometimes powered by a battery. According to Cisco Annual internet Report (2018-2023) updated in February 2020, total M2M connections is expected to grow 2.4-fold from 6.1 billion in 2018 to 14.7 billion by 2023. The overall surge in the number of mobile and M2M connections and the traffic they produce, coupled with the relative scarcity of available wireless spectrum, has prompted a number of operators, including AT&T in the United States and others in South Korea and Japan, to shut down their aging 2G networks so they can re-farm the spectrum for use with 4G LTE technology. This trend is also expanding in European countries and in Australia, with leading operators such as Vodafone and EE announcing their roadmaps to shut down 2G and 3G. As a result, many traditional M2M devices have evolved and replaced 2G by 4G LTE technology, using either Cat 4 (150 Mbps), or more generally Cat 1 (10 Mbps) category and/or Cat M and MB-IoT (see illustration below).
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
4G LTE has become the dominant technology for 4G wireless broadband access, particularly among large mobile operators who have historically deployed 3GPP or 3GPP2 technology. The GSA counted 797 commercial LTE networks around the world as of January 2022.
The rapid pace of deployment of LTE networks worldwide implies that in some regions, operators already have or are preparing to achieve LTE coverage at parity or better compared to their 2G or 3G coverage footprint. As of August 2021, ABI Research projected that the single-mode LTE IoT device market will grow at a CAGR of 41% between 2019 and 2026 to reach annual IoT device shipments of 802 million units in 2026.
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
•Semiconductor Supply Constraints. In 2020 and 2021, worldwide component shortages crated significant obstacles to on-time production and often resulted in cost increases. In some cases, lead times for components increased without notice from 30 days to over 300 days. Supply of silicon wafers from our single-source supplier was put on allocation in 2021 and will continue in 2022 and most likely 2023. The situation required us in some cases to qualify new sources of supply. In other cases, we purchased more inventory than required in the short-term, in order to ensure adequate supply over the following quarters.
Our Competitive Strengths
We believe the following competitive strengths enable us to address the challenges faced by 4G and 5G wireless semiconductor providers:

•A strong track record of execution in 4G, that we are leveraging for 5G. We believe we are well positioned in the 4G LTE market, with more than 70 end customers having already launched or in the development phase of products using Sequans LTE chipsets, and in particular, we are a recognized innovator and leader in LTE for IoT chipsets. We have released many generations of 4G/5G chips from WiMax to LTE that have been deployed in a variety of devices including smartphones, USB dongles, tablets, mobile routers, broadband access CPEs, in-car telematics devices, smart meters, eHealth/well-being applications, and other industrial and consumer IoT devices. In the past three years, we have accomplished the following milestones:
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
•announced in January 2021 that Sequans has received a major grant from the French government for the 5G development effort;
•announced in October 2021, JACS selects Sequans technology for its CBRS tablet;
•announced in December 2021, Monarch 2 becomes first Common Criteria EAL5+ certified cellular platform;
•announced in December 2021, availability of GNSS positioning technology on Monarch 2 platform;
•announced in December 2021, introduction of modules based on second-generation Cat 1 chip, Calliope 2; and
•announced in January 2022, expansion of 4G and 5G collaboration with Renesas.
•Understanding of wireless system-level architecture and expertise in signal processing. We have an end-to-end understanding of wireless system-level architectures and networks based on our team’s experience in a broad range of wireless technologies including 2G, 3G, Wi-Fi, WiMAX, 4G LTE, and 5G. This enables us to serve as a trusted advisor to wireless carriers, OEMs and infrastructure vendors to optimize the performance of their 4G and 5G devices and networks. For example, our solutions offer improved standby-mode battery life in wireless devices as a result of our in-depth understanding of the interactions between the device and the network and of our implementation of advanced power-saving techniques in our solutions. We have implemented a proprietary technique called Dynamic Power Management in our Monarch chip that assures the longest possible battery life for IoT devices by dynamically adapting the chip’s deep-sleep implementation to the traffic patterns of various IoT use cases. We have also implemented another proprietary technique called eco-Paging that allows very low power consumption while maintaining a good level of reachability for the IoT device. We also leveraged our signal processing know-how to embed new functionalities such as GNSS. Security, which is at the heart of the IoT devices, has also been strengthened in our Monarch 2 and Calliope 2 platforms, embedding a Common Criteria EAL5+ secure enclave. To respond to the semiconductor shortage supply, we also invest into enabling our customers to benefit from an integrated development environment on our new platforms, including Monarch 2 and Calliope 2. We also leveraged our signal processing know-how to embed new functionalities such as GNSS. Security, which is a key functionality for IoT devices, has also been strengthened in our Monarch 2 and Calliope 2 platforms, embedding a Common Criteria EAL5+ secure enclave. To respond to the semiconductor shortage supply, we also invest in developing software to enable our customers to benefit from an integrated development environment on our new platforms, including Monarch 2 and Calliope 2.In addition, for the development of our 5G NR Taurus product, we have leveraged our experience of developing 5G essential technology, thanks to a partnership with TCL from 2015 to 2019.
•High performance solutions for 4G and 5G applications. Our solutions offer high performance for use in a wide array of wireless devices. The key performance characteristics of our solutions include:
◦high throughput with peak downlink data transfer rates of 150 Mbps and 300 Mbps in our 4G LTE and LTE-Advanced solutions, which is now evolving to up to 7 Gbps in our 5G Taurus chipset product portfolio with support of 5G NR with fallback to high-category 4G LTE;
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
◦support for LTE-Advanced technology band 48 for CBRS solutions available through two of our LTE modules;
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
◦development of Cat 1bis technology to address the cost and power consumption barriers that we believe have inhibited widespread use of 4G in wearables and consumer applications, as well as traditional IoT voice-oriented applications such as alarm systems;
◦support of outdoor location services with embedded GNSS functionality, allowing an efficient cost structure of our customers, while enabling very low power applications requiring positioning; and
•support of an embedded application environment.
•Highly optimized 4G and 5G solutions. We have successfully produced and ramped into commercial production multiple generations of 4G system-on-chip, or SoC, semiconductor solutions. We delivered the first cellular technology (Cat 1 and Cat M) for massive IoT, and we began delivering the second generation Cat M solution for this segment in 2021 and expect to begin delivering the second generation Cat 1 solution in 2022. This experience has resulted in what we believe to be one of the industry’s most efficient implementations, providing high performance at low cost and low power consumption. Some of our solutions have integrated the baseband processor and the RF transceiver into a single die, resulting in extremely high integration, small footprint and low cost. With the introduction of our Monarch Cat M/NB-IoT chip in 2016, we delivered a very high level of integration, providing baseband, RF transceiver, power management and memory all in a single chip. In February 2018, we announced our Monarch SiP, an all-in-one solution integrating all components needed around Monarch to support ultra-compact and tiny IoT devices. In February 2019, we announced our second generation Cat M chipset, the Monarch 2 that provides another major improvement in power and cost with many new advanced features. In December 2020, we announced our first module optimized for 5G massive IoT, the GM02S, leveraging our EAL5+ capable secure element to provide an integrated UICC (iUICC) solution. In January 2021, we announced sampling of Calliope 2, a new generation of LTE Cat 1 technology for massive IoT applications and in December 2021 announced modules based on the Calliope 2. Furthermore, our comprehensive software solutions help our customers get to market quickly with an optimized, mature and field proven solution. Our highly optimized solutions offer key advantages for both ourselves and our end customers:

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
◦Optimized network selection Cat M/NB-IoT with the proprietary feature IoT-Select™
◦VoLTE support for integrated voice
◦GNSS positioning
◦Common Criteria EAL5+ certified cellular platform
◦Long-term relationships with wireless carriers. We have developed close relationships with wireless carriers around the world, helping them to test their new networks and specific features of those networks. We believe these relationships are critical to being able to certify our products quickly and to help our customers to certify and deploy their products efficiently.
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
1)Massive IoT devices: massive IoT refers to the universe of connected objects that together result in very large number of connections, small data volumes, low-cost devices and stringent requirements on energy consumption. While a large number of IoT connections are expected to use WiFi, Bluetooth or some other local-area or personal-area networking technology, there are many applications for wide-area connectivity which can be addressed by cellular networks. Applications for cellular connectivity include smart utility meters, asset tracking, industrial automation and monitoring, retail, smart cities, consumer wearables, agriculture and environmental monitoring, mobile/remote healthcare, security and more. This trend toward the use of 4G LTE in the massive IoT market began with the arrival of cost- and power-optimized Category 1 LTE solutions in 2015, and is accelerating with the arrival of machine type communications (MTC)-optimized 3GPP Release 13/14/15 LTE solutions, which define Cat M and Cat NB user equipment categories. In 2021, we also observed a slower than expected adoption of NB-IoT in several regions, notably in Japan (which appears to be abandoning NB-IoT networks), in Europe (developing LTE-M on top of NB-IoT), and even in China (where some applications are progressively turning to higher data rate Cat 1bis vs. lower data rate NB-IoT). On the other hand, Cat M has been steadily growing, and new generation Cat 1 and Cat 1bis have been on the rise. Our massive IoT product family is composed of our world-first Calliope Category 1 LTE chipset platform, announced in January 2015, certified and shipping in commercial products. Monarch, the world’s first Cat M/NB chip, was announced in February 2016, certified in 2017 and is shipping in devices for Verizon, AT&T, as well as carriers in Japan, Europe, Australia, and Canada. Monarch 2, the 5G-ready Cat M/NB evolution of our Monarch flagship platform, is now contributing to our massive IoT offering with additional benefits in terms of cost, power saving, and integrated features such as an application development environment, GNSS, and iUICC. The introduction of Calliope 2, our Cat1bis 5G-ready chip, should enable us to gain market share in wearable and consumer application as well to support existing IoT applications, such as smart home and smart metering, that require higher bandwidth than Cat M.
2)Broadband IoT devices: broadband IoT adopts the capabilities of Mobile Broadband connectivity for IoT by providing much higher data rates and lower latencies than for massive IoT, while optimizing the technology for non-smartphone devices. Mobile routers, also called mobile hotspots, provide convenient, on-the-go Internet access via WiFi for users in homes, offices, hotel rooms, vehicles and outdoor locations. Fixed-location (non-mobile) routers (also sometimes generically called broadband wireless CPE, or customer premise equipment) provide broadband Internet access for residential and industrial applications. Critical IoT refers to Ultra-Reliable Low- Latency Communications (URLLC) introduced by the 3GPP standard in the scope of the 5G and that we plan to support in our Taurus platform. Here the promise is to reduce latency as an important feature for both residential and industrial applications, such as gaming and robotic. Solutions based on our Cassiopeia LTE-Advanced platform (including our CBRS modules), and our 5G Taurus platform are optimized to address these types of devices.

•Accelerating our, and our customers’, time to market and reducing our customers’ development costs. By packaging our LTE semiconductor solutions in a complete, turnkey module form factor and certifying them with key wireless carriers, we have been catalyzing the market for cellular devices, speed time to market for customers wishing to incorporate connectivity in their devices and reduce the cost and complexity for our customers. In 2019, we announced our next generation Monarch 2, which was released for production in 2020, further simplifying the design effort for IoT devices makers, compared to Monarch, thanks to the integration of additional functionalities like an application CPU, a secure enclave to facilitate the addition of the connectivity. In 2021, we announced our new generation Calliope 2 and related modules for Cat 1 devices. Moving forward, we are improving our customer time-to-market by integrating features that allow customers to forego using additional external components such as a SIM Card (with our iUICC feature), a mircroprocessor (with our on-platform development environment), and a GNSS component (with our GNSS functionality on our modules). Furthermore, we facilitate cellular technology adoption with all documentation easily available on our customer cloud, with more development to come in 2022.

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

•Partnering with other leading technology companies to complement our technology offerings. We regularly collaborate with ecosystem partners who provide complementary technology or strengthen our capabilities to address customer needs and competitive pressure. For instance, in 2018 announced the Monarch SiP combining the Skyworks RF front-end module with our Monarch chipset. We have collaborated with microcontroller vendors like STMicroelectronics, Microchip and NXP, to develop IoT design kits that help customers to easily integrate our Monarch LTE-M/NB-IoT platform with a range of STMicroelectronics, Microchip and NXP microcontrollers. In 2020, we engaged a collaboration with Renesas across our entire product portfolio that will enable Renesas to sell M2M modules based on Sequans chipsets in combination with their own semiconductor offerings. We believe these collaborations will allow us to address the mass market in an effective way and acquire customers which were not yet cellular connected but were integrating Bluetooth and WiFi connectivity. We are also partnering with MVNOs to enable new potential customers using multi-region coverage. We have signed worldwide distribution contracts with Avnet, Digi-Key, Mouser Electronics and Richardson RFPD. This will facilitate access to our technology through the distributors’ wide go-to-market presence.
Our Solutions
We have developed a portfolio of 4G and now 5G semiconductor solutions to address a variety of applications and market segments. We offer baseband solutions used to encode and decode data based on 4G and 5G protocols that serve as the core wireless processing platform for a cellular device; RF transceivers used to transmit and receive wireless transmissions; and highly integrated SoC solutions that combine these and other functions into a single die or package. Some of our SoC solutions integrate the baseband and RF transceiver functions, in some cases with an applications processor and memory. This advanced integration reduces the size, cost, design complexity and power consumption of cellular solution. We offer a family of LTE modules that vastly simplify the task of embedding LTE connectivity for device makers lacking cellular experience. This helps us expanding our options in adjusting our business model on case-by-case basis.

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
66,85

Monarch 2 SiP SQN66431	LTE Release 13/14 dual-mode LTE M1/NB1			*
Ultra-compact complete LTE System in Package; integrated baseband, RF, pSRAM, power management, front-end and passives; eco-Paging™ for optimized eDRX; power class options 20 and 23dBm; integrated MCU and Emb. Voice Proc., Secure element & iUICC, EAL5+ security government grade, On-modem VoLTE supporting bands 1,2,3,4,5,8,12,13,14,17,18,19,20,25,26,28, 66, 85

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
Modules based on this chipset: SP150Q, US130Q , VZ120Q

Colibri / Calliope SQN3241	LTE RF		*	*	Supports 700-900MHz and 1.8-2.7GHz, up to 20 MHz bandwidth. WLCSP. Modules based on this chipset: VZ22Q/US30Q/EU40Q
Calliope 2 SQN3520	LTE Release 14/15 SoC			*
Cat 1bis SoC, A-CPU, Audio/VoLTE, secure enclave, iUICC (40nm) technology. Baseband, RF, power management and memory integrated in one chip platform. Significant improvement in power consumption. Integrated secure enclave with EAL5 level of security. First module based on this chipset: NA181S

Cassiopeia SQN3220/ SQN3220sc	LTE-Advanced Release 10 BB	*			Carrier aggregation up to 20 + 20 MHz Modules based on this chipset:CB410 L/CB610L
Cassiopeia SQN3240/SQN3242/SQN3244	LTE RF	*	*	*	Supports FDD and TDD 700 MHz - 2.7 GHz, up to 20 MHz bandwidth Modules based on this chipset: CB410L/CB610L
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
We face competition from established semiconductor companies such as Huawei HiSilicon, Mediatek, Qualcomm Incorporated, Samsung Electronics Co. Ltd., Sony Corporation, RDA and Unisoc, as well as smaller actors in the market such as GCT Semiconductor, Nordic Semiconductor and uBlox.
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
Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of December 31, 2021, we had a direct sales force serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, Korea and Japan; Europe; the Middle East and North and South America. In the United States, Brazil and Israel, we have supplemented our direct sales team with sales representatives who help with sales enablement, lead generation, customer communications and customer support functions. We have continued to reinforce our go-to-market capabilities by expanding our new distributor channels implementation, including the four worldwide agreements with Avnet, Digi-Key, Mouser Electronics and Richardson RFPD. These agreements encompass lead generation and support as well as fulfillment. To further the reach of our sales channels, we are collaborating with microcontroller vendors like Renesas, STMicroelectronics, Microchip and NXP, to develop IoT design kits that provide us the scale of these large corporations and also help their existing end customers easily integrate our products while keeping their software legacy intact. They are useful to address the massive IoT market as the numbers of applications and potential customers are very large.
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
Our marketing strategy is focused on enabling broad adoption of 4G and 5G solutions and communicating our technology advantages to the marketplace. This includes building awareness of and preference for our technology at wireless carriers who generate demand for 4G- and/or 5G-enabled devices. By working to understand carrier services strategies, device roadmaps and technical requirements, we believe we are better positioned to drive our roadmap to meet these needs, to influence their choice of technology suppliers, and to identify manufacturers in the wireless industry who are best prepared to serve the needs of the wireless carrier. Our technical and business relationships with AT&T, ChungHwa Telecom CHT, Deutsche Telekom, KDDI, NTT DoCoMo, Orange, Softbank, T-Mobile, Telenor, Telstra, Verizon Wireless, Vodafone and other operators have allowed us to anticipate requirements and develop solutions tailored for their respective networks, which helped us secure several design wins and launch multiple products. Our Monarch and Monarch 2 chipsets and module offerings have been certified between 2016 and 2021 by AT&T, T-Mobile, Verizon, Sprint, NTT DoCoMo, Softbank, KDDI, Telstra, LG U+, DTAG, Telus, Orange, Vodafone, CHT, Firstnet — as well as certified with most regional industry and regulatory bodies (GCF, PTCRB, FCC, IC/ISED, ACMA, UKCA, RED, NCC, JATE, TELEC). In addition to these carrier relationships, Sequans has expanded its customer designs in 2021 with well-known names such as Thales, Itron, Withings, CoreKinect and Samea Innovation, with Monarch in LTE-M and with AMIT Wireless and AsiaTelCo in CBRS with Cassiopeia. We also announced, and subsequently expanded to include the entire Sequans product line, our partnership with Renesas, in addition to partnerships on massive IoT solutions with ST-Microelectronics, NXP and Microchip for integrating our solutions with these microprocessors giving us access to their IoT customers.
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
As of December 31, 2021, we had 43 employees and three outside contractors in our business development, sales, customer support and marketing teams.

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
Our top ten customers accounted for 95%, 98% and 92% of our total revenue in 2019, 2020 and 2021, respectively. A distributor serving multiple end customers in China and Taiwan, accounted for 27%, 20% and 23% of our revenue in 2019, 2020 and 2021, respectively. An ODM based in South Korea, a new customer in 2019, accounted for 22% of our revenues in 2019, 45% in 2020 and less than 10% in 2021. Our strategic partner, a Fortune Global 500 company, represented 18% of our revenues in 2020 and 23% in 2021. Another strategic partner, a new customer in 2020, accounted for 13% of our revenue in 2021 and less than 10% in 2020. An ODM based in China accounted for 14% of our revenue in 2021 and less than 10% in 2020 and 2019. The following is a list of our top ten customers (names given when we have permission), in alphabetical order, based on total revenue during 2021:

• ATM Electronic • EDOM • Geotab • Macnica • Renesas	• RFPD • SkyFive • Thales Dis Ais Deutschland GMBH • Verizon Wireless • Strategic partner
Manufacturing
We operate a fabless business model and use third-party foundries and assembly and test contractors to manufacture, assemble and test our semiconductor solutions.
Our sole foundry vendor is TSMC, and we use their commercially available mature standard 65nm and 40nm, standard RF, mixed-signal and digital CMOS foundry processes to enable us to produce our products more cost-effectively. We use well-known outsourced semiconductor assembly and test (OSAT) suppliers such as United Test and Assembly Center Limited (UTAC), STATS ChipPAC Limited and Silicon Precision Industries Limited (SPIL) for most of our chipset assembly and testing. We use Universal Scientific Industrial (Shanghai) Company Limited (USI), AcSIP Technology Corp and Asiatel Technologies Co. for manufacturing of our modules.
We generally manufacture to our internal sales forecasts and fill orders as received. We do not have manufacturing agreements with our foundry or with our testing and packaging or module vendors, other than agreements with UTAC and USI, and we place our orders with our foundry and other vendors on a purchase order basis. See “Risk Factors—Risks Related to Our Business and Industry”.
We strive for continuous improvement in manufacturing processes to deliver year-on-year improvement in output, cost and product quality. We closely monitor the overall production cycle from wafer to finished goods through statistical analysis of the manufacturing data. We also run routine reliability monitoring programs to ensure long term product reliability. This enables us to operate certain test processes on demand to reduce the time-to-market for our products and to help ensure their performance, quality measures, including customer feedback and reliability.
Our quality management system is based upon the requirements of ISO 9001. We are ISO 9001 (2015) certified, and all of our major suppliers and subcontractors are required to have quality management systems certified to ISO 9000 and ISO 14000 levels, as well as appropriate environmental control programs. We also comply with RoHS and REACH requirements. We perform regular routine supplier audits to ensure that our suppliers meet the required quality standards.
Intellectual Property
We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At December 31, 2021, we had 53 issued and allowed United States patents, 22 European patents, and 9 pending United States patents. The first of our issued and allowed patents is not expected to expire until 2025.

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
Facilities
Our principal executive offices are located in Colombes, France, consisting of approximately 21,625 square feet under a lease that expires in May 2029, but which may be terminated in May 2026. This facility accommodates our principal research and development, product marketing, and finance and administrative activities.
We have a 7,843 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2025. We have a 4,884 square-foot facility in Ramat Gan, Israel, which houses a research and development center, under a lease that expires in December 2023, with the option to renew. We have a 1,600 square foot office in Singapore under a lease expiring in February 2023. We have a 2,318 square-foot facility in Burnsville, Minnesota for engineering personnel under a lease that expires in January 2024. We have a 645 square-foot facility in Salo, Finland under a lease that expires in November 2022. We rent additional office space in Taipei, Taiwan; Shanghai and Shenzhen, China; Seoul, South Korea and in Bedminster, New Jersey under short-term lease agreements, and in Sophia-Antipolis, France under long-term lease agreements.
We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

C.	Organizational Structure
The Company is the ultimate parent of the group comprised of the Sequans Communications S.A. and its subsidiaries at December 31, 2021:

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
We shipped 3.8 million semiconductor units during 2021, compared to 3.5 million units during 2020 and 2.5 million units during 2019. Our total revenue was $50.9 million in 2021, $50.9 million in 2020 and $30.9 million in 2019.
We currently have more than 80 end customers worldwide, consisting primarily of OEMs and ODMs for modules, telematics devices, tracking devices, security devices, CPE, home routers, mobile routers, embedded devices and other data devices. We derive a significant portion of our revenue from a small number of end customers, and we anticipate that we will continue to do so for the foreseeable future. We do not have long-term purchase agreements with any of our end customers, and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers. Customers representing more than 10% of total revenue in any of the years 2019, 2020 or 2021 and their locations are as follows:

Customer	Customer Location	% of total revenue for the year ended December 31,
		2019	2020	2021
A	Taiwan	27%	20%	23%
B	United States of America	7%	18%	23%
C	China	Less than 10%	Less than 10%	14%
D	Japan	—%	Less than 10%	13%
E	South Korea	22%	45%	Less than 10%
F	Taiwan	10%	Less than 10%	Less than 10%
Our Consolidated Financial Statements for 2019, 2020 and 2021, have been prepared in accordance with IFRS as issued by the IASB.

A.	Operating Results
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
Services and License Revenue
Services and license revenue consists of the sale of licenses to use our technology solutions and revenue from associated annual software maintenance and support services, as well as revenue from technical support services and development services. Development services include advanced technology development services for technology partners and software development and integration services for customers, and wireless operators.
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
Development services agreements typically call for a number of milestones to be delivered over several quarters, with revenue generally recognized on the percentage of completion method as the contract progresses. The amount of development services can vary over time depending on the timing of when new contracts are won and the length of the contract period. Development service revenue increased in 2020 compared to 2019 mainly due to the revenue recognition related to large strategic deals signed in 2019 and partially completed in 2020 and in 2021. License revenue increased in 2021 compared to 2020 as we signed licenses agreement with a strategic partner.
We expect services and license revenue to increase in future periods as we enter into similar smaller agreements and to provide services on particularly complex projects, and in the short term it is likely to remain a significant percentage of our total revenue.

Cost of Revenue
Our cost of revenue includes cost of product revenue and cost of services and license revenue.
A significant portion of our cost of semiconductor product revenue consists of the cost of wafers manufactured by third-party foundries and costs associated with assembly and test services. Cost of product revenue is impacted by manufacturing variances such as cost and yield for wafer, assembly and test operations and package cost. To a lesser extent, cost of product revenue includes expenses relating to depreciation of production mask sets, the cost of shipping and logistics, royalties, personnel costs, including share-based compensation expense, valuation provisions for excess inventory and warranty costs.
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
As most of the costs related to services and license revenue are incurred as part of our normal research and development efforts, we allocate to cost of services and license revenue only the incremental costs related to service contract obligations and specific direct costs related to providing maintenance and technical support and generating development services revenue.
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
We expect research and development expense (net of the effects of research tax credits, government grants and increased capitalization) to stay relatively flat in the short-term as we complete development of the current 4G products in our roadmap and continue our development for 5G, which will require additional resources and investments, but which we began capitalizing in 2021.
Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. In 2019, we capitalized certification costs and costs for the LTE Category NB (Monarch 2/N) and began capitalizing costs for the LTE Category 1 (Calliope 2) for a total amount of $5.0 million (net of research tax credit for $0.6 million); in 2020, we continued capitalizing certification costs and costs for the LTE Category NB (Monarch 2/ N) and for the LTE Category 1 (Calliope 2) for a total amount of $6.1 million (net of research tax credit for $1.4 million); and in 2021, we started capitalizing costs for the 5G product and continued capitalizing certification costs and costs for the LTE Category NB (Monarch 2/ N) and for the LTE Category 1 (Calliope 2) for a total amount of $18.3 million (net of research tax credit for $1.6 million). We expect that we will continue to capitalize 5G development costs going forward if the relevant accounting criteria continue to be met.
Research and Development Incentives
In France and the United Kingdom, we receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to remain fairly stable in the short term. For 2021, we recorded a net amount of approximately $6.3 million in tax incentives compared with $4.9 million in 2020 and $3.1 million in 2019.

In France, we also receive incentives in the form of grants from agencies of the French government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received, and all relevant conditions will be complied with. For 2021, we recorded approximately $3.6 million in grants compared with approximately $0.5 million in 2020 and $0.2 million in 2019. In 2019, we received a $2.1 million advance on grants and debt financing related to a large research project funded by the French government, called FELIN. The total value of the project funding to date for the Company is €7.0 million ($9.0 million). The funding was paid in three installments, the last of which was received in 2019. Of the €7.0 million, €3.0 million is in the form of a grant and €4.0 million is in the form of interest-bearing debt to be repaid beginning in 2019 and through 2024. The Company made principal and interest payments of €150,000 ($168,000) in 2019, €300,000 ($355,000) in 2020 and €675,000 ($804,000) in 2021. We expect that the amounts we recognize from such grants overall should remain fairly flat in 2022. In 2017 and 2020, we received $1.6 million and $0.4 million, respectively, in advances on grants and debt financing related to a second large research project funded by the French government, called LTE4PMR. The total value of the project funding for the Company is €2.1 million ($2.3 million using the exchange rate at the grant date) to be received over four years. Of the €2.1 million, €0.7 million is in the form of a grant and €1.4 million is in the form of interest-bearing debt that was to be repaid beginning in 2020 and through 2024. In late 2020, the Company determined that the LTE variant financed by this project would not be commercially viable and requested that the debt be forgiven; in 2021, the government agreed to forgive 85% of the debt, which was recorded as a $241,000 grant, reducing research and development expense as a one-time event in April 2021. In 2021, a new financing called CRIIoT to finance 5G developments was received with a total value of €5,615,000 ($6,793,000 using exchange rate at the grant date) in the form of a grant. The funding will be paid in three installments: €1,404,000 ($1,670,000 using exchange rate at the funding date) after the signature of the contract, received in Q2 2021; €2,808,000 ($3,180,000 using exchange rate as of December 31, 2021) between October 26, 2021 and October 26, 2022 based on achievement of milestones and the remaining amount of €1,403,000 ($1,589,000 using exchange rate as of December 31, 2021) at the end of the contract.
Sales and Marketing
Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our business development, sales, customer support and marketing personnel, commissions paid to independent sales agents, marketing fees paid to industrial partners, the costs of advertising and participation in trade shows. We expect the size of our business development, sales and marketing organization, and sales and marketing expense, to increase moderately in 2022.
General and Administrative
General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; bad debt expense, investor relations costs; insurance; and depreciation. Information technology and facilities expenses are accounted for as overhead and allocated across all departments of the Company based on a pro rata basis. We expect general and administrative expense to remain fairly flat in 2022.
Interest Income (Expense), Net
Interest income consists of interest earned on cash and cash equivalent balances. We have historically invested our cash primarily in commercial bank accounts, short term deposits and money market funds.
Interest expense relates to our convertible debt issued in 2015, 2016 and 2018 (all converted or repaid by April 2021), convertible debt issued in 2019 and 2021; our venture debt issued to Harbert European Specialty Lending Company II S.a.r.l in 2018 and repaid in April 2021; lease contracts; an upfront payment received in October 2019; a French government debt financing received in May 2020; our government debt put in place in 2015; our accounts receivable financing facility put in place in 2014 and tax credit receivable financing put in place in 2020; and research project loans received from 2014 to 2019.
Convertible Debt Amendments
In February 2020, the convertible note issued in 2016 was amended to extend the term of the note by one year and reduce the conversion rate.

In March 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 note, which has two options to extend. Each option will give the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) will stay at 7% but the holder will be granted a warrant for 10% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK will be adjusted to 9.5%, the previous warrants granted on the first option exercise will be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK will be adjusted to 13.5%, and the holder will be granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. If at any time, the holder converts a note prior to the date of April 2022, it will receive an extra year’s worth of PIK so as to incentivize early conversion. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
The amendment of the convertible notes resulted in the extinguishment of the existing notes and issuance of five new notes. The change in the liability component before and after the amendment was recorded as financial gain for an amount of $1,399,000 in March 2020.

Change in Fair Value of Convertible Debt Embedded Derivative
On March 20, 2020, the accounting of the Nokomis convertible debt amendments resulted in an embedded derivative, which reflects our call options to extend the term of each note, the conversion option of Nokomis Capital and in certain cases a repricing to decrease the conversion price. The initial fair value of the embedded derivative of the notes was calculated to be $5,266,000 and recorded in Other Capital reserves in shareholders' equity. At December 31, 2020 and 2021, the recalculated fair value of the remaining convertible debt was $12,395,000 and $3,078,000, respectively, and the losses in change of the fair value of $1,862,000 and $13,129,000 for the years ended December 31, 2021 and 2020, respectively, were recorded in the Consolidated Statement of Operations.
In January and February 2021, Nokomis converted portions of the convertible note issued in 2015 with a total principal value of $7,750,000 plus accrued interest and conversion bonus of $4,536,438, into a total of 7,227,308 ordinary shares. The recalculated fair value of the embedded derivatives related to the note at the conversion dates was $6,534,000, and the change of the fair value amounted to a loss of $3,269,000.
On April 9, 2021, the Company entered into a convertible note agreement with Lynrock Lake Master Fund LP in the principal amount of $40.0 million. The convertible note matures in April 2024 and is convertible, at the holder’s option, into the Company’s shares at a conversion rate of $1.915 per share (representing $7.66 per ADS), subject to a 9.9% ownership limit for Lynrock Lake. The convertible debt pays interest annually at an interest rate of 5.0625% for cash payments or 6% for payment in kind accruals. Sequans retains an option to call the convertible debt under certain circumstances after 12 months, either in full or in part. If a change of control occurs at any time prior to the payment of the note in full, Lynrock Lake Master Fund LP shall have the right, in its sole discretion, to convert or to require Sequans to redeem all of the outstanding principal amount (including accrued interest and unpaid interest).
The note was accounted for as compound financial instruments with two components: (i) a liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and (ii) an embedded derivative, which reflects the value of the conversion option.
The initial fair value of the notes was split between these two components.
The fair value of the liability component on the issuance date of the Lynrock Lake convertible debt represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. On April 9, 2021, the initial fair value of the embedded derivative of the Lynrcok Lake notes was calculated to be $12,713,000. The change in fair value is remeasured and recorded as financial income or loss at each statement of financial position date. At December 31, 2021, the recalculated fair value of the convertible debt instruments was $7,003,000, and the change of the fair value of $5,710,000 for the year ended December 31, 2021 was recorded in the Consolidated Statement of Operations.

On April 14, 2021, the Company repaid the remaining principal amount of the existing convertible debts that were due on April 14 (convertible notes issued in April 2015 and in September 2018) with accrued paid-in-kind interest of 7%. $6,378,104 was repaid for the April 2015 convertible note ($4,250,000 in principal and $2,128,000 as accrued interest) and $5,346,699 ($4,500,000 in principal and $847,000 as accrued interest) for the September 2018 convertible note. The recalculated fair value of the embedded derivatives at the repayment date was $4,645,000 and was recorded as financial income in the Consolidated Statement of Operations and the change of the fair value amounted to a loss of $934,000.
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
In France, we have significant net deferred tax assets resulting from net operating loss carry forwards, tax credit carry forwards and deductible temporary differences that reduce our taxable income. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carry back or carry forward periods provided for in the tax law for each applicable tax jurisdiction. Following the issuance of convertible debt and debt with warrants attached, we have deferred tax liabilities resulting from the bifurcation of the conversion feature and warrants from the debts. The deferred tax liabilities have allowed us to recognize deferred tax assets, subject to certain limitations on their use under French tax law. In 2019, $773,000 was recognized as deferred tax liabilities through shareholders’ equity (deficit) under IAS 12, Income Taxes. In 2020, we recognized (through equity) a reversal of deferred tax liabilities of $809,000 on the equity component of the convertible debt amended during the period. In the years ended December 31, 2020 and 2021, deferred tax liabilities of $398,000 and $121,000, respectively, were recognized through income tax expense on our Consolidated Statement of Operations. In the year ended December 31, 2019, deferred tax assets of $1,018,000 were recognized through income tax benefit. Over time, as we generate taxable income, we expect our tax rate to increase significantly.
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
Revenue is recognized when we transfer promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We follow a five-step model to: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation.
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
In 2019, 2020 and 2021, we recorded provisions for slow-moving LTE inventory totaling $0.7 million, $0.9 million and $1.3 million, respectively.
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
For the years ended December 31, 2019, 2020 and 2021, the assumption for expected volatility has been based on the Company’s historical volatility since the initial public offering in 2011.
We recognize compensation expense only for the portion of share options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from our estimates.
For 2019, 2020 and 2021, we recorded employee share-based compensation expense of $1.8 million, $3.0 million and $5.1 million, respectively. Share-based compensation expense related to non-employees was not material for 2019, 2020 and 2021.
Fair Value of Financial Instruments
The Company determined that the fair values of cash, trade receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments.
Where no active market exists, the Company establishes fair value by using a valuation technique determined to be the most appropriate in the circumstances.
Regarding compound debt instruments, the fair value of the debt component was determined at the date of issuance using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option(s)). The assumptions used in calculating the value of the conversion option(s), the expected volatility of the Company’s underlying stock price which has experienced fluctuations, and the market discount rate, represent the Company’s best estimates based on management’s judgment and subjective future expectations. The fair value of the debt component was supported by work performed by an independent valuation specialist engaged by the Company.

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
Comparison of Years Ended December 31, 2020 and 2021

	Year ended December 31,		Change
	2020 (1)	2021	%
	(in thousands)
Revenue:
Product revenue	$37,919	$30,410	(20)%
Services and license revenue	12,997	20,469	57
Total revenue	50,916	50,879	—
Cost of revenue	27,466	23,690	(14)
Gross profit	23,450	27,189	16
Operating expenses:
Research and development	30,883	26,414	(14)
Sales and marketing	7,925	9,049	14
General and administrative	9,383	10,045	7
Total operating expenses	48,191	45,508	(6)
Operating income (loss)	(24,741)	(18,319)	(26)
Financial income (expense):
Interest income (expense), net	(14,471)	(11,282)	(22)
Impact of debt reimbursement	—	5,177
Convertible debt amendments	1,399	—	100
Change in the fair value of convertible debt derivative	(13,129)	3,848	(100)
Foreign exchange gain (loss)	(2,638)	938	(100)
Profit (Loss) before income taxes	(53,580)	(19,638)
Income tax expense (benefit)	936	625	(33)
Profit (Loss)	$(54,516)	$(20,263)
(1) 2020 amounts restated to reflect the impact of application of the IFRS IC decision on IAS 19

The following table sets forth a summary of our statements of operations as a percentage of total revenue:

	Year ended December 31,
	2020	2021
	(% of total revenue)
Revenue:
Product revenue	74	60
Services and license revenue	26	40
Total revenue	100	100
Cost of revenue	54	47
Gross profit	46	53
Operating expenses:
Research and development	61	52
Sales and marketing	16	18
General and administrative	18	20
Total operating expenses	95	90
Operating income (loss)	(49)	(37)
Financial income (expense):
Interest income (expense), net	(28)	(22)
Impact of debt reimbursement	—	10
Convertible debt amendments	3	—
Change in the fair value of convertible debt derivative	(26)	8
Foreign exchange gain (loss)	(5)	2
Profit (Loss) before income taxes	(105)	(39)
Income tax expense (benefit)	2	1
Profit (Loss)	(107)	(40)
Revenue
Product Revenue
Product revenue decreased 20% from $37.9 million in 2020 to $30.4 million in 2021. In 2020 and 2021, broadband product revenue accounted for approximately 67% and 18%, respectively, of total product revenue, and massive IoT product revenue for approximately 33% and 82%, respectively, of total product revenue.
Total broadband product revenue decreased 79% from $25.3 million in 2020 to $5.4 million in 2021. As expected since the end of 2020, the broadband business declined due to an expected reduction in demand from the COVID-19 peaks of 2020 when we sold significant product to Verizon for its JetPack Ellipsis, the portable router that includes a Sequans modem, to facilitate at home schooling. Moreover, Verizon announced a voluntary recall in April 2021 of the JetPack Ellipsis due to a battery overheating issue. This decrease was partially offset by our broadband CBRS business, which we expect to grow sequentially this year, making CBRS a growth opportunity for the broadband business. Our CBRS customers are building devices to serve private networks for factories, utilities, campuses, stadiums, and transportation hubs such as airports and train stations. Total massive IoT product revenue increased 99% from $12.6 million in 2020 to $25.0 million in 2021. The massive IoT business experienced strong growth with a large increase of both Cat 1 and Cat M/NB sales. The Cat 1 Calliope business is shipping to many end-customers in the United States and Japan for various applications, such as metering, vending machines, security and asset tracking. Monarch 2, our second generation Cat M/NB, is now in production and shipping.
In 2021, we shipped approximately 3.8 million units of 4G products compared to 3.5 million units in 2020. We expect revenue growth in 2022, supported by strong ramp-up of Cat M products for massive IoT.

Services and License Revenue
Services and license revenue increased 57% from $13.0 million in 2020 to $20.5 million in 2021, mainly due to revenue related to large strategic deals signed in 2019, 2020 and 2021. Development services revenue increased 42% from $12.4 million in 2020 to $17.6 million in 2021. License revenue increased 657% from $350,000 in 2020 to $2.6 million in 2021, while maintenance revenue decreased 4% from $0.3 million in 2020 to $0.2 million in 2021. License and maintenance revenues can vary quite significantly from one period to another.
Sales to external customers disclosed below are based on the geographical location of the customers to which the Company invoices. The following table sets forth the Company’s total revenue by region for the periods indicated.

	Year ended December 31,
	2020	2021

Asia:
Taiwan	$10,494	$14,668
Korea	23,076	1,090
China (including Hong-Kong)	821	3,509
Rest of Asia	53	898
Total Asia	34,444	20,165
Germany	—	4,990
United States of America	13,015	22,565
Rest of world	3,457	3,159
Total revenue	$50,916	$50,879
We categorize our total revenue based on technology.

	Year ended December 31,
	2020	2021

Broadband IoT	$35,766	$23,699
Massive IoT	15,150	27,180
Total revenue	$50,916	$50,879
Additionally, we categorize our total revenue based on product and service revenue including license revenue and development and other services.

	Year ended December 31,
	2020	2021

Product	$37,919	$30,410
Development and other services	12,647	17,821
License	350	2,648
Total revenue	$50,916	$50,879

Cost of Revenue
Cost of product revenue decreased 14% from $25.6 million in 2020 to $22.0 million in 2021 mainly due to the decrease in shipments of modules. Cost of services and license revenue decreased slightly from $1.8 million in 2020 to $1.7 million 2021.

Gross Profit
Gross profit increased 16% from $23.5 million in 2020 to $27.2 million in 2021, and the gross margin percentage increased from 46.1% in 2020 to 53.4% in 2021. Product gross margin percentage decreased from 32.4% in 2020 to 27.7% in

2021 due to a higher proportion of lower-margin chipsets in the revenue mix in 2021. Service and license revenue gross margin increased from 85.9% in 2020 to 91.6% in 2021 due to the higher proportion of license revenue in the mix in 2021.

Research and Development
Research and development expense decreased 14% from $30.9 million in 2020 to $26.4 million in 2021 reflecting a net benefit of $1.2 million in 2021 from a one-time research and development grant and other one-time items, and higher capitalization of research and development as we began capitalizing 5G development, partially offset by an increase in headcount related to the 5G development effort and expenses in euros impacted by an unfavorable foreign exchange rate between euros and US dollars.
Research and development incentives increased from $5.3 million in 2020 to $9.9 million in 2021 reflecting the agreement signed in 2021 with Bpifrance that provides funding in the context of a long-term research project named CRIIOT grant. In the year ended December 31, 2020, we capitalized costs related to the development of the chipsets for LTE Category 1 (the Calliope 2), and in 2021 we started capitalizing 5G development costs. We also capitalized other development costs related mainly to operator certifications. The total amount of capitalized costs was $18.3 million, net of research tax credit of $1.6 million in 2021 compared to $6.1 million, net of research tax credit of $1.4 million in 2020. In the year ended December 31, 2021, the amount of the amortization of these capitalized costs was $2.5 million compared to $1.5 million in 2020.
Research and development costs associated with product development (including normal customer support which generates product improvements) are recorded in operating expense. In some cases, we have negotiated agreements with customers and partners whereby we provide certain development services beyond our normal practices or planned product roadmap. Amounts received from these agreements are recorded in services and license revenue. Direct costs, including both internal resources and out-of-pocket expenses, that we incur as a result of the commitments in the agreements are recorded in cost of services and license revenue, rather than in research and development expense. Other research and development costs related to the projects covered by the agreements, but which we would have incurred without the existence of such agreements, are recorded in research and development expense.

There were 273 employees and independent contractors in research and development at December 31, 2021 compared to 243 at December 31, 2020.

Sales and Marketing
Sales and marketing expense increased 14% from $7.9 million in 2020 to $9.0 million in 2021. The increase primarily reflects higher headcount and expenses in euros impacted by an unfavorable foreign exchange rate between euros and US dollars. There were 46 employees and independent contractors in sales and marketing at December 31, 2021 compared to 38 employees at December 31, 2020.
General and Administrative
General and administrative expense increased 7% from $9.4 million in 2020 to $10.0 million in 2021. The increase primarily reflects higher legal fees related to the repayment of the venture debt and issuance of new convertible debt, and higher headcount and expenses in euros impacted by an unfavorable foreign exchange rate between euros and US dollars. There were 23 employees in general and administrative functions at December 31, 2021 compared to 19 employees at December 31, 2020.
Interest Income (Expense), Net
Net interest expense decreased to $11.3 million in 2021 compared to $14.5 million in 2020. The decrease in interest expense in 2021 reflected the conversion of portions of convertible debts that issued in December 2019, January 2021 and February 2021; and the repayment of the venture debt and of convertible debt in April 2021; partially offset by the interest expense of the new convertible debt issued in April 2021. Interest expense included $2.2 million related to the financing component of the upfront payment of the non-exclusive license and development services agreement signed in October 2019 compared to $3.2 million in 2020 and a full year of interest of $0.8 million on the €5 million of new French government debt financing received in May 2020 compared to $0.4 million in 2020. Interest income was insignificant in both years.
Impact of debt repayment
On April 14, 2021, the Company repaid the remaining amount of the Nokomis Notes that were due on April 14, 2021 (Nokomis Notes issued in April 2015 and in September 2018). The recalculated fair value of the embedded derivatives at the repayment date was $4,645,000 and was recorded as financial income in the Consolidated Statement of Operations and the change of the fair value amounted to a loss of $934,000.
On April 15, 2021, following the issuance of new convertible debt and a private placement, the Company used a portion of the proceeds to prepay in full all amounts due to Harbert. The prepayment in full was considered a debt renegotiation. The positive impact of $532,000 was recognized as financial income in the Consolidated Statement of Operations.

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

Change in fair value of convertible debt embedded derivative
Following the amendments signed in March 2020, the Company's call options to extend the term of each note and in certain cases a repricing to decrease the conversion price have been recorded as an embedded derivative at fair value. The initial embedded derivative of the remaining outstanding note was calculated to be $5,266,000. This fair value is remeasured at each balance sheet date or at the conversion date (for the notes converted in 2020 and 2021). At December 31, 2021, the recalculated fair value of the remaining convertible debt was $3,078,000, and the change of the fair value of $1,862,000 in 2021 was recorded as a loss in the Consolidated Statement of Operations. At December 31, 2020, the recalculated fair value of the remaining convertible debt was $12,395,000, and the change of the fair value of $13,129,000 in 2020 was recorded in the Consolidated Statement of Operations.
On April 9, 2021, we entered into a new convertible note agreement. The value of the conversion option has been recorded as an embedded derivative at fair value. The initial embedded derivative of the notes was calculated to be $12,713,000. This fair value is remeasured at each balance sheet date. At December 31, 2021, the recalculated fair value of the convertible debt was $7,003,000, and the change of the fair value of $5,710,000 in 2021 was recorded as a gain in the Consolidated Statement of Operations.
Foreign Exchange Gain (Loss), Net
We had a net foreign exchange gain of $938,000 in 2021 compared to a net foreign exchange loss of $2.7 million in 2020 primarily due to movements in the U.S dollar versus the euro, particularly in the revaluation of euro-denominated net debt on the balance sheet.
Income Tax Expense (Benefit)
In 2021, we recorded current tax expense of $504,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax expense amounting to $121,000, related to origination and reversal of timing differences. In 2020, we recorded current tax expense of $538,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax expense amounting to $398,000, related to the impact of the extinguishment of the previous convertible debt.

Comparison of Years Ended December 31, 2019 and 2020

	Year ended December 31,		Change
	2019 (1)	2020 (1)	%
	(in thousands)
Revenue:
Product revenue	$21,947	$37,919	73%
Services and license revenue	8,917	12,997	46
Total revenue	30,864	50,916	65
Cost of revenue	18,485	27,466	49
Gross profit	12,379	23,450	89
Operating expenses:
Research and development	23,885	30,883	29
Sales and marketing	7,948	7,925	—
General and administrative	8,548	9,383	10
Total operating expenses	40,381	48,191	19
Operating income (loss)	(28,002)	(24,741)	(12)
Financial income (expense):
Interest income (expense), net	(9,588)	(14,471)	51
Other financial expense	—	1,399	100
Convertible debt amendments	—	(13,129)	(100)
Foreign exchange gain (loss)	68	(2,638)	(100)
Profit (Loss) before income taxes	(37,522)	(53,580)
Income tax expense (benefit)	(783)	936	(220)
Profit (Loss)	$(36,739)	$(54,516)

(1) 2019 and 2020 amounts restated to reflect the impact of application of the IFRS IC decision on IAS 19

The following table sets forth a summary of our statements of operations as a percentage of total revenue:

	Year ended December 31,
	2019	2020
	(% of total revenue)
Revenue:
Product revenue	71	74
Services and license revenue	29	26
Total revenue	100	100
Cost of revenue	60	54
Gross profit	40	46
Operating expenses:
Research and development	77	61
Sales and marketing	26	16
General and administrative	28	18
Total operating expenses	131	95
Operating income (loss)	(91)	(49)
Financial income (expense):
Interest income (expense), net	(31)	(28)
Other financial expense	—	3
Convertible debt amendments	—	(26)
Foreign exchange gain (loss)	—	(5)
Profit (Loss) before income taxes	(122)	(105)
Income tax expense (benefit)	(3)	2
Profit (Loss)	(119)	(107)
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

Services and License Revenue
Services and license revenue increased 46% from $8.9 million in 2019 to $13.0 million in 2020, mainly due to revenue recognition related to large strategic deals signed in 2019. Development services revenue increased 106% from $5.9 million in 2019 to $12.2 million in 2020. License and maintenance revenue decreased in 2020 compared to the prior year. License revenue decreased 86% from $2.6 million in 2019 to $350,000 in 2020, and maintenance revenue decreased 37% from $0.4 million in 2019 to $0.3 million in 2020. License and maintenance revenues can vary quite significantly from one period to another.
Sales to external customers disclosed below are based on the geographical location of the customers to which the Company invoices. The following table sets forth the Company’s total revenue by region for the periods indicated.

	Year ended December 31,
	2019	2020
	(in thousands)
Asia:
Taiwan	$11,387	$10,494
Korea	6,813	23,076
China (including Hong-Kong)	3,398	821
Rest of Asia	106	53
Total Asia	21,704	34,444
United States of America	7,962	13,015
Rest of world	1,198	3,457
Total revenue	$30,864	$50,916
We categorize our total revenue based on technology.

	Year ended December 31,
	2019	2020
	(in thousands)
Broadband IoT	$15,344	$35,766
Massive IoT	15,520	15,150
Total revenue	$30,864	$50,916
Additionally, we categorize our total revenue based on product and service revenue including license revenue and development and other services.

	Year ended December 31,
	2019	2020
	(in thousands)
Product	$21,947	$37,919
Development and other services	6,339	12,647
License	2,578	350
Total revenue	$30,864	$50,916
Cost of Revenue
Cost of product revenue increased 53% from $16.7 million in 2019 to $25.6 million in 2020 mainly due to the increased number of units sold. Cost of services and license revenue remained stable at $1.8 million in 2019 and 2020.
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
Research and Development
Research and development expense increased 29% from $23.9 million in 2019 to $30.9 million in 2020 primarily due to an increase in headcount related to the 5G development effort and expenses in euros impacted by an unfavorable foreign exchange rate between euros and US dollars compared to the rate in 2019, and partially offset by higher development costs capitalized and higher research and development incentives (which are accounted for as a reduction of research and development expense).
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

Sales and Marketing
Sales and marketing expense remained stable at $7.9 million in 2019 and 2020. Sales and marketing expense reflects lower expenses in trade shows and travel related to the COVID-19 pandemic and a reduction of headcount, offset by higher sales bonuses, non-cash stock-based compensation expense and expenses in euros impacted by a unfavorable foreign exchange rate between euros and US dollars compared to the rate in 2019. There were 38 employees and independent contractors in sales and marketing at December 31, 2020 compared to 42 employees at December 31, 2019.
General and Administrative
General and administrative expense increased 10% from $8.5 million in 2019 to $9.4 million in 2020. The increase reflects a one-time recruiting expense of $567,000 recorded in general and administrative expenses related to bringing on a new 5G team in Israel, and expenses in euros impacted by a unfavorable foreign exchange rate between euros and US dollars compared to the rate in 2019, offset by lower travel expenses. There were 19 employees in general and administrative functions at December 31, 2020 and 2019.
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

Foreign Exchange Gain (Loss), Net
We had a net foreign exchange loss of $2.6 million in 2020 compared to a net foreign exchange gain of $68,000 in 2019 primarily due to movements in the U.S dollar versus the euro, particularly in the revaluation of euro-denominated net debt on the balance sheet.
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
Sources of Liquidity
Our cash and cash equivalents and short-term investments were $4.8 million at December 31, 2021. The Company’s internal cash forecast, which is built from sales forecasts by products and by customer, assumes a stable operating cost structure, assumes ongoing and new government funding of research programs and assumes new funding activities. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. Furthermore, the effects of COVID-19 coronavirus pandemic may continue to have a negative impact on the production of the Company's products, the Company's ability to source components needed for production or on the demand for the Company's products by customers whose supply chain or end demand are negatively affected by COVID-19, and/or the component shortage, and as a result could affect the Company’s financial condition. Furthermore, geopolitical uncertainties, including the Russian invasion of Ukraine, could have a negative impact on sales of our products or make it difficult to produce and deliver products to our customers. The effects of COVID-19, supply chain shortages and the hostilities in Ukraine also could negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond.
While the Company, as described below, has taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.
Since inception, we have financed our operations primarily through proceeds from the issues of our shares, convertible notes and venture debt, which totaled $73.1 million from 2004 to the end of 2010; from $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011 and from $153.8 million in net proceeds from our follow-on public offerings in 2013, 2016, 2017, 2018, 2020, 2021 and 2022.
In June 2014, we entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 80-90% of the face value of accounts receivable from qualifying customers. We transfer to the finance company all invoices issued to qualifying customers and the customers are instructed to settle the invoices directly with the finance company. In May 2020, we entered into an agreement to finance the 2020 research tax credit receivable as it is earned over the year, which was renewed for the 2021 research tax credit. At December 31, 2021, $9.5 million had been drawn on the lines of credit from these two agreements and recorded as a current borrowing.
In October 2014, Bpifrance, a financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a three-year period. The total funding was €7.0 million ($9.0 million), a portion in the form of a grant (€3.0 million or $3.8 million) and a portion in the form of a loan (€4.0 million or $5.2 million). The funding was paid in installments after milestones defined in the contract, the last of which was received in 2019. The advance will be repaid from March 31, 2019 to December 31, 2024 of which €675,000 ($804,000) in principal and interests was paid in 2021, and bears interests at a 1.53% fixed contractual rate.

In April 2015, we completed the sale of a $12 million convertible note to Nokomis Capital, L.L.C. (Nokomis) in a private placement transaction. The convertible note matures in April 2021 (after the amendments signed in October 2017 and September 2018 to extend the term) and bears interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. After amendment in September 2018, the note is convertible, at the holder’s option, a conversion rate of 588.2353 of our ordinary shares for each $1,000 principal amount of the note, subject to certain adjustments, which equates to a conversion price of $6.80 per ADS. In addition, we issued warrants to purchase 450,000 ADSs to the holder of this note in connection with the September 2018 amendment with an exercise price of $6.80 per ADS. In January and February 2021, Nokomis converted portions of the note issued with a total principal value of $7,750,000.
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
In January 2016, Bpifrance provided funding to the Company for a new long-term research project, estimated to be completed over a 27-month period. The total of the funding amounts to €2.1 million ($2.3 million) comprising a portion in the form of a grant (€0.7 million or $0.7 million) and a portion in the form of a forgivable loan (€1.4 million or $1.6 million). The funding was paid in four installments, with the last being received in 2020. The forgivable loan advance will be repaid, except if the project is a commercial failure, from July 1, 2020 to July 1, 2024 and bears interests at a 1.17% fixed contractual rate. In late 2020, the Company determined that there was not enough market interest for the radio frequency of the product development funded by this grant, and abandoned the project. A request for forgiveness of the debt was made and in April 2021 and Bpifrance forgave a large portion of the advance. The unforgiven portion of €213,000 ($241,000) was reimbursed in the February 2022.
On April 27, 2016, we raised net proceeds of $7.0 million from the sale of convertible notes to Nokomis Capital and another institutional investor in a private placement transaction. The convertible notes matured in April 2021 (after the amendment signed in February 2020 to extend the term by one year) and bore interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. Following the 2020 amendment, the notes were convertible, at the holder’s option, into the Company’s ADSs at $4.90 per ADS. On October 30, 2018 and in connection with entering into the bond issuance agreement, the Company retired convertible notes issued on April 27, 2016 and due on April 27, 2020, with a principal amount of $1 million, by paying the principal and accrued interest due as of October 30, 2018 to the other institutional investor noteholder. Nokomis remained the sole holder of the notes issued in 2016. On December 7, 2020, Nokomis converted the notes with a principal value of $6,000,000 plus accrued interest and conversion bonus.
On September 27, 2018, the Company sold a convertible note in the principal amount of $4.5 million to Nokomis in a private placement transaction. The convertible note had the same terms as the convertible note issued in 2015, after amendments: matured in April 2021, bore interest at a rate of 7% per year, paid in kind annually, and was convertible, at the holder’s option, into the Company’s ADSs at a conversion rate of $6.80 per ADS.
On October 26, 2018, the Company entered into a bond issuance agreement with Harbert European Specialty Lending Company II S.a.r.l (the “Harbert”) whereby Harbert agreed to loan to the Company €12 million ($13.8 million), at a stated rate of interest of 9%, to be repaid monthly over 42 months (the “Bond”). The Bond was secured by various assets of the Company, including intellectual property, and was senior to all the convertible notes. Also, on October 26, 2018, the Company issued to Harbert, for a total subscription price of $1.00, warrants to acquire 204,179 ADSs at an exercise price of $5.36 per ADS. Such warrants are exercisable at any time and expire October 26, 2028.
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
On May 7, 2019, the Company entered into a convertible note agreement with Nokomis in the principal amount of $3.0 million. The convertible note matured in April 2021, bore interest at a rate of 7% per year, paid in kind annually on May 7th and was convertible, at the holder’s option, into the company’s ADSs at a conversion rate of $4.84 per ADS. On December 7, 2020, Nokomis converted the notes with a principal value of $3,000,000 plus accrued interest and conversion bonus.
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
In March 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 note which has two options to extend. Each option gives the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) will stay at 7% but the holder will be granted a warrant for 10% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK will be adjusted to 9.5%, the previous warrants granted on the first option exercise will be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK will be adjusted to 13.5%, and the holder will be granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. If at any time, the holder converts a note prior to the date of April 2022, it will receive an extra year’s worth of PIK so as to incentivize early conversion. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
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
On December 7, 2020, Nokomis Capital converted the 2016 and the 2019-1 notes with a principal value of $9,000,000 plus accrued interest and conversion bonus of $3,352,482 into a total of 10,119,844 ordinary shares. On January 13, 2021, January 17, 2021 and February 12, 2021, Nokomis Capital, L.L.C, converted portions of the convertible note issued in 2015 with a total principal value of $7,750,000 plus accrued interest and conversion bonus of $4,536,438, into a total of 7,227,308 ordinary shares.
On March 5, 2021, the Company executed an agreement with Bpifrance that provides funding to the Company in the context of a long-term research project named CRIIOT, estimated to be completed over a 33-month period. The total value of the project is €5,615,000 ($6,890,000) in the form of a grant. The funding will be paid in three installments : €1,404,000 ($1,670,000) after the signature of the contract, received in March 2021; €2,808,000 ($3,180,000) between October 26, 2021 and October 26, 2022 based on achievement of milestones and the remaining amount of €1,403,000 ($1,589,000) at the end of the contract.
On April 9, 2021, the Company entered into a convertible note agreement with Lynrock Lake Master Fund LP in the principal amount of $40.0 million. The convertible note matures in April 2024 and is convertible, at the holder’s option, into the company’s shares at a conversion rate of $1.915 per share (representing $7.66 per ADS), subject to a 9.9% ownership limit for Lynrock Lake. The convertible debt pays interest annually at an interest rate of 5.0625% for cash payments or 6% for payment in kind accruals. Sequans retains an option to call the convertible debt under certain circumstances after 12 months, either in full or in part. If a change of control occurs at any time prior to the payment of the note in full, Lynrock Lake Master Fund LP shall have the right, in its sole discretion, to require Sequans to convert or redeem all of the outstanding principal amount (including accrued interest and unpaid interest).
On April 14, 2021, the Company repaid the remaining amount of the Nokomis Notes that were due on April 14 (Nokomis Notes issued in April 2015 and in September 2018) with accrued paid-in-kind interest of 7%. $6,378,104 was repaid for the April 2015 convertible note ($4,250,000 in principal and $2,128,000 as accrued interest) and $5,346,699 ($4,500,000 in principal and $847,000 as accrued interest) for the September 2018 convertible note.

On January 11, 2022, the Company issued and sold 7,899,020 ordinary shares in the form of 1,974,755 American Depositary Shares (ADSs) in a private placement to Renesas Electronics Corporation at a price of $4.70 per ADS, for total gross proceeds of $9.3 million.
On March 10, 2022, the Company increased its capital in connection with a public offering by issuing 6,666,667 ordinary shares at a price of $0.75 per share ($3.0 per ADS). On March 28, 2022, the underwriters exercised their option to purchase an additional 4,000,000 ordinary shares (represented by 1,000,000 ADS) at the public offering price, which is expected to settle April 1, 2022. The total gross proceeds from the offering, including from the exercise of the over-allotment option, amount to $23.0 million.
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2019	2020	2021
	(in thousands)
Net cash from (used in) operating activities	$5,088	$(19,389)	$(8,505)
Net cash used in investing activities	$(9,101)	$(24,762)	$(19,666)
Net cash from financing activities	$6,024	$37,622	$25,428
Net increase (decrease) in cash and cash equivalents	$2,011	$(6,529)	$(2,743)
Cash Flows from Operating Activities
Net cash used in operating activities during 2021 was $8.5 million, reflecting a net loss (before income tax) of $19.6 million, increases in inventories of $0.2 million and in research tax credit receivable of $3.7 million and decreases in contract liabilities of $6.8 million and in government grant advances of $1.4 million, offset by increases in trade payables and other liabilities of $4.7 million, and decreases in trade receivables and other receivables of $1.4 million. In addition, there were several non-cash charges, including depreciation and amortization of $10.6 million, interest expense of $11.3 million, change in the fair value of convertible debt embedded derivative of $3.8 million, and share-based compensation expense of $5.1 million during the period. There was a non-cash benefit of $5.2 million related to debt repayment.
Net cash used operating activities during 2020 was $19.4 million, reflecting a net loss (before income tax) of $53.5 million, increases in trade and other receivables of $8.5 million, and in research tax credit receivable of $0.7 million and decreases in contract liabilities of $5.1 million offset by increases in trade payables and other liabilities of $6.2 million, and decreases in inventories of $0.4 million. These and other smaller working capital adjustments were a net $0.3 million cash from operating activities. In addition, there were several non-cash charges, including depreciation and amortization of $9.8 million, interest expense of $14.5 million, change in the fair value of convertible debt embedded derivative of $13.1 million, and share-based compensation expense of $3.0 million during the period. There was a non-cash benefit of $1.4 million related to the convertible debt amendments.
Net cash from in operating activities during 2019 was $5.1 million, reflecting a net loss (before income tax) of $37.4 million, increases in contract liabilities of $15.0 million and decreases in trade and other receivables of $6.5 million, in inventories of $1.6 million, in research tax credit receivable of $0.6 million and in trade payables and other liabilities of $0.7 million. These and other smaller working capital adjustments were a net $0.3 million cash from operating activities. In addition, there were several non-cash charges, including depreciation and amortization of $8.4 million, interest expense of $9.6 million and share-based compensation expense of $1.8 million during the period.
Cash Used in Investing Activities
Cash used in investing activities during 2021, 2020 and 2019, consisted primarily of purchases of property and equipment and intangible assets of $9.5 million, $6.6 million and $3.5 million, respectively, of capitalized development expenditures of $19.4 million, $7.2 million and $5.6 million, respectively, and the sale of short-term deposits of $10.9 million in 2021 (purchase for $10.9 million in 2020). In 2020 and 2021, the purchase of intangible assets included licenses purchased for the 5G product development.

Cash Flows from Financing Activities
Net cash provided by financing activities was $25.4 million in 2021, reflecting $49.5 million in net proceeds from the issuance of convertible debt and equity in April 2021 and $21,000 in net proceeds drawn on interest-bearing receivables financing, offset by an $8.8 million repayment of the convertible debt, $7.9 million repayment of the venture debt, $0.5 million repayment of government loan, $1.1 million payment of lease liabilities, $0.8 million repayment of research project financing and a $5.3 million payment of interest.
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
Operating and Investing Requirements
We expect our cash operating expenses to be roughly equivalent to the average quarterly rate of 2021 as we continue the development of our new 5G chipset targeting broadband IoT applications. We expect that investments in tangible and intangible assets are likely to decrease significantly compared to 2021 as the major investments for the new 5G chipset have been completed. We will incur expense to meet our commitments to our customers under various purchase orders and contracts. Following the $27.4 million in equity raised in January and March 2022, the Company believes that it has sufficient resources to fund its short-term operations, but will be required to obtain significant additional financing to meet cash flow needs in order to complete the 5G chipset development.
The Company’s internal cash forecast, which is built from sales forecasts by products and by customer, assumes a fairly flat operating cost structure, ongoing and new government funding of research programs and new strategic funding activities. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. Furthermore, the effects of COVID-19 coronavirus pandemic may continue to have a negative impact on the production of the Company's products, the Company's ability to source components needed for production or on the demand for the Company's products by customers whose supply chain or end demand are negatively affected by COVID-19, and/or the component shortage, and as a result could affect the Company’s financial condition. Furthermore, geopolitical uncertainties, including the Russian invasion of Ukraine, could have a negative impact on sales of our products or make it difficult to produce and deliver products to our customers. The effects of COVID-19, supply chain shortages and the hostilities in Ukraine also could negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond. While the Company has taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.
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
•the impact of the hostilities in Ukraine; and
•
•the acquisition of businesses, products and technologies.
From time to time, we have entered into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. (See Note 20.2 for more information on our hedging arrangements.)

C.	Research and Development, Patents and Licenses, etc.
We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 273 employees and independent contractors, at December 31, 2021, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal wireless domains, including 2G, 3G, 4G LTE, 5G and other wireless communication technologies such as Wi-Fi. Nearly 82% of our employee engineers have more than 10 years of experience in their specific domain, and 80% of our engineers hold masters degrees.
The ability to successfully integrate and mass-produce digital and/or RF functionality in advanced process technology with acceptable yields is a significant industry challenge. Due to the robustness of our silicon design and verification methodologies, we have demonstrated competency in repeatedly achieving production-capable products with the first version of our chip designs, reducing time to market and avoiding costs associated with additional design revisions. Our products in mass production use 65nm and 40nm silicon geometries (RF and baseband), and we are designing with denser process geometries for our future 5G products.
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
At December 31, 2021, we had 75 patents issued.
Our research and development expense was $23.9 million for 2019, $30.9 million for 2020 and $26.4 million for 2021.

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

E.	Critical Accounting Estimates
See footnote 2.4 to the Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
Executive Officers and Directors
The following table sets forth information about our executive officers and directors as the date of this annual report.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	60	Chairman of the Board and Chief Executive Officer
Deborah Choate	58	Chief Financial Officer
Bertrand Debray	57	Executive Vice President - Broadband IoT Business
Didier Dutronc	62	Executive Vice President - Massive IoT Business
Danny Kedar	50	Chief Operating Officer
Nikhil Taluja	50	Executive Vice President Worldwide Sales
Directors
Wesley Cummins	44	Director
Mailys Ferrere	59	Director
Yves Maitre	59	Director
Richard Nottenburg	68	Director
Hubert de Pesquidoux	54	Director
Dominique Pitteloud	60	Director
Alok Sharma	57	Director
Zvi Slonimsky	72	Director
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
Deborah Choate has served as our chief financial officer since July 2007. Prior to joining Sequans, she was chief financial officer at Esmertec AG from September 2005 to June 2007 and at Wavecom SA, from August 1998 to August 2004, and as vice president of finance at Platinum Equity from October 2004 to September 2005. Earlier in her career, she was an audit partner with Ernst & Young. Ms. Choate has over 35 years of experience in management, finance and accounting, including over 20 years working with technology companies, in particular communications hardware, software and services. Ms Choate holds a BS in business administration from the University of California at Berkeley.
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
Directors
Wesley Cummins has served as a director since June 2018. Mr. Cummins currently serves as the CEO and Chairman of Applied Blockchain and is one of the company's co-founders. Since February 2020, Mr. Cummins has also been the founder and CEO of 272 Capital L.P., a registered investment advisor, which was acquired by B. Riley Financial in August 2021. Following the sale, he joined B. Riley as president of B. Riley Asset Management, the institutional asset management arm of B. Riley. Prior to founding 272 Capital, Mr. Cummins was an analyst with Nokomis Capital, LLC, an investment advisory firm and major investor in the Company, from 2013 to February 2020. Prior to that, Mr. Cummins was an analyst for Harvey Partners from March 2011 to September 2012. From February 2002 to March 2011, Mr. Cummins served as a senior research analyst covering technology hardware companies, director of research, head of capital markets and, finally, as president of B. Riley & Co., an investment banking firm. Prior to that, he was an associate analyst at Needham & Company, an investment banking firm. Mr. Cummins is also a board member of Vishay Precision Group, a measurement solutions company. He previously served on the board of Telenav, Inc., a connected car company. Mr. Cummins holds a B.S.B.A. from Washington University in St. Louis, Missouri.
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
Richard Nottenburg has served as a director since June 2016. He is currently an Executive Partner at OceanSound Partners LP, a private equity firm, and an investor in various early stage technology companies. Previously, Dr. Nottenburg served as president, chief executive officer, and member of the board of directors of Sonus Networks, Inc. from 2008 through 2010. From 2004 until 2008, Dr. Nottenburg was an officer with Motorola, Inc., ultimately serving as its executive vice president, chief strategy officer and chief technology officer. He served on the boards of Aeroflex Corporation from 2010 until 2014, PMC Sierra, where he was a member of the audit committee, from 2011 until 2016 and Violin Memory where he served as Chairman from 2014 until 2017. Dr. Nottenburg is currently a member of the board of directors of Verint Systems Inc., where he is chairman of the compensation committee, Cognyte Ltd., where he is chairman of the compensation committee, and Appliedblockchain Inc., where he is a member of the compensation committee. He previously served on the boards of directors of PMC-Sierra Inc., Aeroflex Holding Corp., Anaren, Inc., Comverse Technology, Inc. and Violin Memory, Inc. Dr. Nottenburg has a BSEE in Electrical Engineering from New York University, an MSEE in Electrical Engineering from Colorado State University and a PhD in Electrical Engineering from Ecole Polytechnique Federal Lausanne.
Hubert de Pesquidoux has served as a director since March 2011. Mr. de Pesquidoux is an Executive Partner at Siris Capital, a private equity firm focused on making control investments in data/telecom, technology and technology-enabled business service companies in North America. From 1991 until December 2009, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and as President of the Enterprise business from November 2006 until December 2008. Mr. de Pesquidoux was also previously a member of the Alcatel Executive Committee and held various executive positions including President and Chief Executive Officer of Alcatel North America, Chief Executive Officer of Alcatel Canada (formerly NewbridgeNetworks) and Chief Financial Officer of Alcatel USA. Mr. de Pesquidoux currently serves as a director and audit committee chair of Criteo S.A., as executive chairman of Mavenir Systems, Inc. and is a member of the board of Tarana Wireless. Mr. de Pesquidoux holds a Master in Law from University of Nancy II, a Master in Economics and Finance from Institut d’Etudes Politiques de Paris, a DESS in International Affairs from University of Paris Dauphine and was a laureate in the “Concours Général de Droit”.
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

Dr. Alok Sharma has served as a director since January 2011. Dr. Sharma served as the General Manager of the Enterprise Cloud division at Ericsson from August 2020 to February 2022. Prior to Ericsson, Dr. Sharma was the Chief Executive Officer of StratuWorX, a company providing infrastructure, software, security, disaster recovery and backup, all as a service, from May 2014 until StratusWorX was acquired by Ericsson in July 2020. From September 2010 to December 2012, Dr. Sharma was the Chief Executive Officer of Accelera Inc., a company focused on building network optimization software for mobile broadband networks. From February 2009 to August 2010, Dr. Sharma was the Senior Vice President, Corporate Development and Alliances, at Aviat Networks (earlier known as Harris-Stratex, Microwave Division of Harris Corporation), where he was responsible for leading corporate strategy, mergers and acquisitions, as well as the development of key strategic relationships for the company. Beginning in June 2004, Dr. Sharma was the founder and chief executive officer of Telsima Corporation, a provider of WiMAX broadband wireless solutions, until it was acquired by Aviat Networks in February 2009. Prior to Telsima, Dr. Sharma was the vice president and general manager of the Worldwide Cable Business at Juniper Networks from December 2001 to May 2003. Before Juniper Networks, Dr. Sharma was the founder and chief executive officer of Pacific Broadband Communications, which was acquired by Juniper Networks in December 2001. Prior to that, Dr. Sharma held senior management and technical positions at Hewlett Packard, Fujitsu/Amdahl, Integrated Device Technology and Siara Systems, a metro routing company acquired by Redback/Ericsson. Dr. Sharma holds a bachelor of engineering from the Indian Institute of

Technology, Roorkee, India and a PhD in electrical engineering from the University of Wisconsin-Madison, and holds ten patents.
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
Compensation of Executive Officers and Directors
The compensation policies applicable to our executive officers and directors are designed to promote the Company’s performance and competitiveness in the mid and long term and to be aligned with shareholders’ interests, while being competitive in order to attract and retain qualified executive officers and directors.
Director compensation elements are submitted to the approval of the shareholders annually.
The compensation policy applicable to executive officers is determined by the board of directors on the basis of recommendations made by the compensation committee and is reviewed annually. The compensation committee comprises exclusively independent directors.
All executive officers are compensated by a combination of fixed salary, bonus based of performance on quarterly or annual objectives and long-term incentives in the form of grants of restricted free shares vesting over four years.
The aggregate compensation paid and benefits in kind granted by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2021 was $5.5 million. For the year ended December 31, 2021, we estimate that approximately $21,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Our non-employee directors, and directors who are permitted to receive remuneration under their employment contracts, are entitled to the following annual compensation as an annual retainer:

Attendance fees	$20,000
Attendance fees for lead independent director	$20,000
Attendance fees for board committee chairperson
Audit committee	$12,000
Compensation committee	$9,000
Nominating and corporate governance committee	$5,000
Attendance fees for board committee members
Audit committee	$6,000
Compensation committee	$4,500
Nominating and corporate governance committee	$2,500
In addition, our non-employee directors and directors who are so permitted by their employers, are also entitled to the following equity awards as an annual retainer:

Annual award for continuing board members(1)(2)	Warrants to purchase 35,000 ADSs
(1)The annual equity award for continuing board members has an exercise price equal to the fair market value of the ADSs on the date of grant and will fully vest on the anniversary of the date of grant of the award, subject to the non-employee director’s continued service to us through the vesting date.

(2)All such awards will become fully vested upon a change of control.

No cash or warrants were awarded to Ms. Fererre due to the restrictions in her employment agreement with Bpifrance Large Venture.

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
From 2004 through March 18, 2022, our shareholders have approved and authorized the issuance of an aggregate of 32,989,500 shares (8,247,375 ADSs) under our equity plans. At March 18, 2022, there were outstanding stock options and warrants to purchase a total of 1,301,384 of our ADSs issued under our equity plans at a weighted average exercise price of $6.92, of which 948,175 were held by our directors and executive officers at a weighted average exercise price of $6.75 per ADS. Of these outstanding stock options and warrants, at March 18, 2022, options and warrants to purchase 985,509 ADSs were vested and exercisable, of which 785,925 were held by our directors and executive officers. At March 18, 2022, there were unvested restricted share awards outstanding representing 2,885,342 ADSs, of which 1,012,092 were held by our directors and executive officers. As of March 18, 2022, there were 253,056 restricted shares in the form of ADSs (95,312 held by our directors and executive officers) had vested but were not yet freely transferable under the restrictions of the plans.
The stock options and warrants granted under each of our equity plans were granted on substantially the same terms. In general, vesting of the stock options occurs over four years, with 25% vesting after an initial 12 months and the remaining 75% vesting monthly over the remaining 36 months or twelve quarters, or may be immediate when linked to employee performance. Restricted shares also generally vest over four years with either 25% vesting after an initial 12 months or 50% vesting after the initial 24 months, and the remainder vesting over the remaining 12 or 8 quarters, respectively. In addition, restricted shares cannot be sold during the first 24 months after the grant date. In general, vesting of warrants may be either on a monthly basis over a two-year period, 100% after a one-year period or may be immediate, depending on the nature of the service contract with the consultant or adviser. The stock options and warrants generally expire ten years after the date of grant if not exercised earlier. In general, when a stock option or restricted shareholder’s employment service with us, or a warrant holder’s service with us, terminates for any reason, his or her stock options or restricted shares or warrants, as the case may be, will no longer continue to vest following termination. The holder may exercise any vested stock options or warrants for a period of 30-90 days. In the event of death, the holder’s heirs or beneficiaries shall have a period of six months to exercise such stock options or warrants. In the event that a third party acquires a 100% interest in us, an employee holder of stock options and restricted shares who is subsequently dismissed has the right to exercise all of his or her options or warrants within 30 days, notwithstanding the current vesting schedule, and all unvested restricted shares shall vest immediately, conditional upon such dismissal being at least one year from grant date and subject to the same requirement to hold the restricted shares until two years from the grant date. In the event of a change of control, as defined in the warrant equity plans subject to vesting, warrants that are not yet exercisable will become exercisable for 30 days following the effective date of the change of control.
The exercise price of the stock options or warrants is set at the fair market value of the shares on the effective date of grant as determined by our board of directors, typically the closing price of the ADSs on the effective date.
In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares and exercise prices under outstanding stock options, founders' warrants and warrants.
The following table provides information regarding the options to purchase our ordinary shares and restricted shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or ADS or have options to purchase more than one percent of our ordinary shares or ADS as of March 18, 2022:

	Restricted Shares (1)(2)			Options (2)
Name (Title)	Number Unvested	Number Vested, Trading Restricted	Grant Date Fair Value	Number	Exercise Price	Expiration Date
Dr. Georges Karam, Chairman and Chief Executive Officer	93,768	—	$0.95	50,000	$2.04	Dec. 13, 2022
	350,000	—	$0.73	150,000	$1.90	Dec. 12, 2023
	618,752	281,248	$1.35	170,000	$1.58	July 22, 2024
	1,000,000	—	$1.08	130,000	$1.25	Dec. 11, 2024
	250,048	—	$1.03	98,000	$1.94	Apr. 21, 2025
				170,000	$1.55	July 20, 2025
				100,000	$1.97	Dec. 14, 2025

Bertrand Debray, Executive Vice President - Broadband IoT Business	15,000	—	$0.95	24,000	$2.04	Dec. 13, 2022
	105,000	—	$0.73	24,000	$1.90	Dec. 12, 2023
	110,000	50,000	$1.35	50,000	$1.58	July 22, 2024
	120,000	—	$1.08	28,000	$1.25	Dec. 11, 2024
				50,000	$1.55	July 20, 2025
				24,000	$1.97	Dec. 14, 2025

(1) The restricted shares also vest over four years with 25% vesting after an initial 12 months and the remainder vesting over the remaining 36 months. The restricted shares cannot be sold during the first 24 months after the grant date.
(2) The Numbers below represent the number of underlying ordinary shares. To obtain the number of ADS, it is necessary to divide by four.
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
Our board of directors currently consists of nine directors, which is the maximum permitted under our by-laws. Pursuant to the terms of an equity investment closed in January 2022 by Renesas Electronics Corporation ("Renesas"), the Board approved on December 14, 2021, the nomination of an observer to the Board representing Renesas and agreed to nominate the Renesas representative to the Board, such nomination to be voted on by shareholders at the next annual general shareholders' meeting. Our board of directors has determined that each of Messrs. Cummins, Maitre, Nottenburg, de Pesquidoux, Pitteloud, Sharma and Slonimsky and Ms. Ferrere qualify as independent under the applicable rules and regulations of the SEC and the NYSE.
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

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2024
Wesley Cummins	Director	2018	2024
Mailys Ferrere	Director	2017	2023
Yves Maitre	Director	2014	2023
Richard Nottenburg	Director	2016	2022
Hubert de Pesquidoux	Director	2011	2023
Dominique Pitteloud	Director	2005	2022
Alok Sharma	Director	2011	2022
Zvi Slonimsky	Director	2006	2024
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
Directors may resign at any time and their position as members of the board of directors may be revoked at any time by a majority vote of the shareholders present or represented at a shareholders’ general meeting, excluding abstentions. The number of directors who are over 70 years old may not exceed one third of the total number of directors and the chairman of our board must not be over 65 years old. A director does not need to be a French national, and there is no limitation on the number of terms that a director may serve. In case of removal without cause, directors may be entitled to damages.
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
Directors’ Service Contracts
In March 2021, we entered into a consulting agreement with Yves Maitre. See “Item 7.B—Related Party Transactions—Agreements with Executive Officers and Directors—Director Compensation and Agreements”. Except for this consulting agreement and directors compensation, there are no other arrangements or understandings between us and any of our non-employee directors providing for benefits upon termination of their employment or service as directors of our company, other than as required by applicable law.
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
At December 31, 2021, we had 262 full-time employees, of whom 141 were located in France, 43 were in Israel, 31 were in the United Kingdom, 17 were in the United States, 9 were in Taiwan, 9 were in Taiwan, 8 were in Singapore, 8 were in China, two were in Hong Kong and there was one employee in each of Finland, South Korea, and Ukraine. Management considers labor relations to be good. We also have independent contractors and consultants. At December 31, 2021, we had 30 dedicated engineers from Global Logic in Ukraine for software development and testing, and also had 58 independent contractors primarily in research and development but also sales, general and administrative departments in France, Finland, Israel, Serbia, the United Kingdom, the United States and Japan.
At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2019	2020	2021
Department:
Research and development	159	189	189
Sales and marketing	23	36	43
General and administration	19	18	22
Operations	7	7	8
Total	208	250	262
Geography:
Europe, Middle East, Africa	168	210	217
Asia	24	22	28
Americas	16	18	17
Total	208	250	262

E.	Share Ownership
For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B.—Compensation—Equity Plans” and “Item 7.A—Major Shareholders.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of March 18, 2021:
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
For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 186,564,726 ordinary shares (the equivalent of 46,641,181 ADSs) outstanding as of March 18, 2021.
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

	Ordinary Shares Beneficially Owned	ADSs Beneficially Owned
	Number	Number	Percent
5% Shareholders
Lynrock Lake Master Fund LP (1)	17,935,556	4,483,889	9.6%
B. Riley Asset Management LLC(2)	14,413,332	3,603,333	7.7%
Bpifrance Participations(3)	13,200,072	3,300,018	7.1%
AWM Investment Co. Inc.(4)	12,809,920	3,202,480	6.4%
Divisar Partners QP, L.P.(5)	11,055,108	2,763,777	5.9%
Executive Officers and Directors
Dr. Georges Karam(6)	5,407,936	1,351,984	2.9%
Deborah Choate(7)	496,075	124,019	*
Wesley Cummins(8)	14,479,332	3,619,833	7.8%
Bertrand Debray(9)	1,318,784	329,696	*
Didier Dutronc(10)	266,003	66,501	*
Mailys Ferrere	—	—	-
Danny Kedar(11)	302,369	75,592	*
Yves Maitre(12)	327,360	81,840	*
Richard Nottenburg(13)	281,147	70,287	*
Hubert de Pesquidoux(14)	190,400	47,600	*
Dominique Pitteloud(15)	244,000	61,000	*
Alok Sharma(16)	178,180	44,545	*
Zvi Slonimsky(17)	228,388	57,097	*
Nikhil Taluja(18)	385,422	96,356	*
All executive officers and directors as a group (14 persons)(19)	24,105,396	6,026,349	12.7%
 * Represents beneficial ownership of less than 1%.

(1)Based on a Schedule 13G filed with the SEC on February 15, 2022. In addition, Lynrock Lake Master Fund LP ("Lynrock Lake Master") directly held convertible notes of the Company that are not presently convertible into ADSs due to a 9.99% beneficial ownership limitation. Lynrock Lake LP (the "Investment Manager") is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Company held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master. The address of Lynrock Lake is 12 International Drive, Suite 130, Rye Brook NY 10573.
(2)Based on a Schedule 13D filed with the SEC on March 24, 2022. B. Riley Asset Management LLC (“BRAM”) is the investment manager for certain funds and accounts (the "BRAM Funds and Accounts") and Mr. Cummins is the President of BRAM. BRAM and Mr. Cummins share voting and dispositive rights over the ADSs.. The principal business address of BRAM is 3811 Turtle Creek Boulevard, Suite 2100, Dallas, TX 75219.
(3)Based on a Schedule 13D/A filed with the SEC on March 17, 2022.. Bpifrance Participations S.A., or Bpifrance Participations. Bpifrance Participations is a wholly-owned subsidiary of Bpifrance S.A., a French credit institution ("Bpifrance"). Caisse de Dépôts, or CDC, and EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”) each hold 49.2% of the share capital of Bpifrance and jointly control Bpifrance. None of Bpifrance, CDC or EPIC holds any shares directly. Bpifrance may be deemed to be the beneficial owner of 13,200,072 shares, indirectly through its ownership of Bpifrance Participation. CDC and EPIC may be deemed to be the beneficial owner of 13,200,072 shares, indirectly through their joint ownership and control of Bpifrance. The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, Bpifrance and EPIC is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.
(4)Based on a Schedule 13G/A filed with the SEC on February 11, 2022. Includes 12,809,920 ordinary shares (represented by 3,202,480 ADSs) held by AWM Investment Company, Inc., a Delaware corporation (“AWM”), that is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Island limited partnership ("CAYMAN"), Special Situations Fund III QP, L.P., a Delaware limited partnership ("SSFQP") Special Situations Private Equity Fund, L.P., a Delaware limited partnership ("SSPE"), Special Situations Technology Fund, L.P., a Delaware limited partnership ("TECH") and Special Situations Technology Fund II, L.P., a Delaware limited partnership ("TECH II"), (CAYMAN, SSFQP, SSPE, TECH and TECH II, will hereafter be referred to as the “Funds”). As the investment adviser to the Funds, AWM holds sole voting and investment power over 1,356,378 ordinary shares (339,094 ADSs) held by CAYMAN, 3,999,404 ordinary shares (999,851 ADSs) held by SSFQP, 1,017,324 ordinary shares (254,331 ADSs) held by SSPE, 952,820 ordinary shares held (238,205 ADSs) by TECH and 5,483,996 ordinary shares (1,370,999 ADSs) held by TECH II. Austin W. Marxe ("Marxe"), David M. Greenhouse ("Greenhouse") and Adam C. Stettner ("Stettner") are members of: SSCayman, L.L.C., a Delaware limited liability company ("SSCAY"), the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership ("MGP"), the general partner of SSFQP; MG Advisers, L.L.C., a New York limited liability company ("MG"), the general partner of SSPE; and SST Advisers, L.L.C., a Delaware limited liability company ("SSTA"), the general partner of TECH and TECH II. Marxe, Greenhouse and Stettner are also controlling principals of AWM. The principal business address for AWM is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.
(5)Based on a Schedule 13G/A filed with the SEC on March 21, 2022. Includes 11,055,108 on a Schedule 13G/A filed with the SEC on March 21, 2022. Includes 11,055,108 ordinary shares (represented by 2,763,777 ADSs) held by Divisar Partners QP, L.P.Divisar Capital Management, LLC is the general partner of Divisar Partners QP, L.P.. Mr. Steven Baughman, as CEO of Divisar Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares held by Divisar Partners QP, L.P. The principal business address for Divisar Partners QP, L.P. is 275 Sacramento Street, 8th Floor, San Francisco, CA. Mr. Steven Baughman, as CEO of Divisar Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares held by Divisar Partners QP, L.P. The principal business address for Divisar Partners QP, L.P. is 275 Sacramento Street, 8th Floor, San Francisco, CA 94111.
(6)Includes 888,026 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 18, 2022.
(7)Includes 177,707ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 18, 2022.
(8)Includes 66,000 ordinary shares subject to warrants that are exercisable within 60 days of March 18, 2022 and 14,413,332 ordinary shares (represented by 3,603,333 ADSs) owned by BRAM Funds and Accounts.
(9)Includes 210,006 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 18, 2022.
(10)Includes 80,003 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 18, 2022.
(11)Includes 100,657 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 18, 2022.
(12)Includes 151,000 ordinary shares subject to warrants that are exercisable within 60 days of March 18, 2022.
(13)Includes 136,000 ordinary shares subject to warrants that are exercisable within 60 days of March 18, 2022.
(14)Includes 148,000 ordinary shares subject to warrants that are exercisable within 60 days of March 18, 2022.
(15)Includes 148,000 ordinary shares subject to warrants that are exercisable within 60 days of March 18, 2022.
(16)Includes 148,000 ordinary shares subject to warrants that are exercisable within 60 days of March 18, 2022.
(17)Includes 148,000 ordinary shares subject to warrants that are exercisable within 60 days of March 18, 2022.
(18)Includes 190,006 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 18, 2022.
(19)Includes 2,571,405 ordinary shares subject to options and warrants that are exercisable and restricted shares that vest within 60 days of March 18, 2022.
None of our principal shareholders have voting rights different than our other shareholders.
At March 18, 2022, there were 46,588,379 of our ADSs outstanding, representing 186,353,516 of our ordinary shares or 99.89% of our 186,564,726 total outstanding ordinary shares. At such date, there were 293 holders of record registered with the Bank of New York Mellon, depositary of our ADSs.

B.	Related Party Transactions
Since January 1, 2019, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders.

Under French law, agreements entered into directly or indirectly between us and either one of our officers or one of our shareholders owning more than 10% of our shares, or any company controlling one of our shareholders owning more than 10% of our shares, are subject to the prior approval of the board of directors and must be ratified by our ordinary shareholders’ general meetings on the basis of a specific report issued by our statutory auditors on such agreements. Our managing director agreement with Georges Karam and our consultancy services agreement with Yves Maitre described below have been submitted to the prior approval of the board of directors and have been or will be submitted to our shareholders at each annual shareholders’ general meeting.
Agreements with Major Shareholders
Bpifrance
In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding remains unchanged and amounts to €6,967,000 ($8,988,000) comprising a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The forgivable loan advance will be repaid, except if the project is a commercial failure, from March 31, 2019 to December 31, 2024 of which €150,000 ($168,000) in principal and interest was paid in 2019, €300,000 ($355,000) in paid in 2020, and €675,000 ($804,000) in paid in 2021, and bears interest at a 1.53% fixed contractual rate. In the event of commercial success, defined as sales of the product developed under this program in excess of €350 million ($396 million) during a period of three years, then the Company shall pay for three consecutive years after the date of the termination of the reimbursement a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project. As of December 31, 2021, €2,850,000 ($3,228,000) remain outstanding on the forgivable loan advance.
In September 2015, the Company received two loans from the financial agency of the French government for a total amount of €2 million ($2.2 million). One loan of €1 million bears interest at 5.24% per year, paid quarterly; the second loan of €1 million is interest-free. The interest-free loan has been revalued using the 5.24% interest rate payable on the other loan. Both loans have seven-year terms with the principal being amortized on a quarterly basis beginning in September 2017. As of December 31, 2021, €400,000 ($453,000) remain outstanding on the two loans.
In January 2016, Bpifrance provided funding to the Company for a new long-term research project, estimated to be completed in early 2020. The total of the funding amounts to €2,095,000 ($2,288,000) comprising a portion in the form of a grant (€668,000 or $729,000) and a portion in the form of a forgivable loan (€1,427,000 or $1,558,000). The forgivable loan advance will be repaid, except if the project is a commercial failure, from July 1, 2020 to July 1, 2024 and bears interests at a 1.17% fixed contractual rate. In the event of commercial success, defined as sales of the product developed under this program in excess of €3 million ($3.4 million), then the Company shall pay for 4 consecutive years after the date of the termination of the refund 13% of the revenues generated by the sales of the products or services (up to a maximum of €600,000, or $736,000, over a period of 10 years). In late 2020, the Company determined that there was not enough market interest for the radio frequency of the product development funded by this grant, and abandoned the project. A request for forgiveness of the debt was made and in April 2021 Bpifrance forgave a large portion of the advance. The unforgiven portion of €213,000 ($241,000) was reimbursed in the February 2022.
On April 30, 2020, Bpifrance provided €5 million of debt financing as part of the French COVID-19 economic support plan. The French loan is unsecured and can, at Sequans’ option, be repaid in full in one year plus 1.75% interest or, with one to four months’ notice before April 30, 2021, be repaid over the following five years. In March 2021, the Company exercised the option to repay over an additional five years (from August 2022 to May 2026, only interest will be paid from August 2021 to May 2022). In March 2021, the Company exercised the option to repay over five years with an additional deferral (from August 2022 to May 2026, only interest will be paid from August 2021 to May 2022). As of December 31, 2021, €5,000,000 ($5,663,000) remain outstanding on the debt financing.
Nokomis Capital, L.L.C.
In April 2015, we completed the sale of a $12 million convertible note to an affiliate of Nokomis Capital, L.L.C. in a private placement transaction. The convertible note is an unsecured obligation of the Company, was to mature in April 2018 and bears interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The note was convertible, at the holder’s option, into the company’s ADSs at a conversion rate of $1.85 per share ($7.40 per ADS). On April 27, 2016, we completed the sale of a $6.0 million convertible note to an affiliate of Nokomis Capital, L.L.C. in a private placement transaction. The convertible note was an unsecured obligation of the Company, was to mature in April 2019 and bore interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the notes. The notes are convertible, at the holder’s option, into the Company’s ADSs at a conversion price of $2.7126 per share ($10.85 per ADS). In 2017, we amended the terms of both notes to extend the maturity dates each by one year and to change the conversion price of the notes issued in 2016 from $10.85 per ADS to $9.00 per ADS. As part of the agreement, a representative of Nokomis Capital, L.L.C. became a board observer in November 2017 and became a board member after approval of shareholders at the June 2018 annual meeting. Nokomis Capital L.L.C. no longer has a board representative.
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
On May 7, 2019, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C. in the principal amount of $3.0 million. The convertible note matured in April 2021 and was convertible, at the holder’s option, into the company’s ADSs at a conversion price of $4.84 per ADS.
On August 16, 2019, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C. in the principal amount of $5.0 million. The convertible note matures in August 2022 and is convertible, at the holder’s option, into the company’s ADSs at a conversion price of $4.12 per ADS.
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
On January 13, 2021, January 17, 2021 and February 12, 2021, Nokomis Capital, L.L.C, converted portions of the convertible note issued in 2015 with a total principal value of $7,750,000 plus accrued interest and conversion bonus of $4,536,438, into a total of 7,227,308 ordinary shares (representing 1,806,827 ADS).
On April 14, 2021, the Company repaid the remaining amount of the existing convertible debts that were due on April 14 (convertible notes issued in April 2015 and in September 2018) with accrued paid-in-kind interest of 7%. $6,378,104 was repaid for the April 2015 convertible note ($4,250,000 in principal and $2,128,000 as accrued interest) and $5,346,699 ($4,500,000 in principal and $847,000 as accrued interest) for the September 2018 convertible note.
As of December 31, 2021, only the note issued in August 2019 remains outstanding for a principal amount of $5.0 million ($5.9 million including accrued interest on a contractual basis).
Lynrock Lake master Fund LP
In April 2021, we completed the sale of 1,818,181 ADSs in connection with a private placement with Lynrock Lake Master Fund LP for $10.0 million. In April 2021, the Company entered into a convertible note agreement with Lynrock Lake Master Fund LP in the principal amount of $40.0 million. The convertible note matures in April 2024 and is convertible, at the holder’s option, into the Company’s ADSs at a conversion price of $7.66 per ADS, subject to a 9.9% ownership limit for

Lynrock Lake. As of December 31, 2021, $40.0 million principal amount remains outstanding ($41.7 million including accrued interest on a contractual basis).
Renesas Electronics Corporation
In January 2022, we completed the sale of 1,974,755 ADSs to Renesas Electronics Corporation for $9.3 million in a private placement transaction. As part of the investment agreement, a representative of Renesas Electronics Corporation became a board observer in January 2022. The board of directors has agreed to nominate a representative of the Renesas Electronics Corporation to become a board member for approval of shareholders at the June 2022 annual meeting.
Agreements with Executive Officers and Directors
Employment and Compensation Agreement
We have entered into a managing director agreement with Georges Karam, our chairman and chief executive officer, which contains provisions regarding salary and bonus, severance payment and benefits.
In accordance with French law, our chief executive officer (“directeur général” or “managing director”) cannot be an employee in connection with the performance of his duties in such capacity. The managing director agreement entered into with Dr. Karam does not constitute and does not contain the compulsory provisions under French law to be construed as, an employment agreement. Therefore, Dr. Karam does not benefit from the status of employee nor from any benefit that French laws and regulations grant to employees, including unemployment benefits. The managing director agreement only sets forth the terms and conditions, including compensation, under which Dr. Karam performs his duties as chief executive officer.
Fixed compensation: Dr. Karam benefits from a fixed annual gross compensation of €350,000 which is determined by taking into account the level and complexity of his responsibilities, his experience in similar positions and market practices for comparable companies.
Variable compensation: Dr. Karam’s annual variable compensation, which is subject to the achievement of pre-determined performance conditions defined by the board of directors based on recommendations issued by the compensation committee, can represent between 0% and 100% of Dr. Karam’s annual fixed compensation.
Long-term variable compensation – restricted free shares: While not an obligation of his employment agreement, each year Dr. Karam is granted restricted free shares, as described in Item 6.B.
Benefits in kind: Dr. Karam, as he is not untitled to normal French legal employee unemployment benefits, we have subscribed to private unemployment insurance on his behalf. He is however eligible for the French defined contribution pension plan, which also applies to all of our French employees.
Directors’ compensation: Dr. Karam does not receive any compensation for the directorship duties that he performs for the Company or any of our subsidiaries.
Commitments given by our Company to Dr. Karam in relation to the termination or change of his executive corporate officer duties: If Dr. Karam is terminated without cause, he is entitled to a lump sum severance payment equal to eighteen months of his gross annual base remuneration and 150% of bonus, plus vesting of the ordinary shares that would have been vested during the twelve months following the end of his term. In case the dismissal would occur during the three months before or the twelve months following a change of control, he would be entitled to all the unvested share awards at the date of dismissal.
His employment contract also included a non-compete clause applicable for one year as from the termination date and applicable only to competing businesses in France. However, the Company had the option to waive this non-compete clause subject to the waiver being notified to him within 15 days after the notification of termination.

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
On February 2, 2021, the board of director approved a consultancy services agreement with ABLE France, a company owned by Yves Maitre, member of the board of directors, for services in business development. The agreement was executed effective March 1, 2021. During the year ended December 31, 2021, $116,000 was paid to Mr. Maitre under the contract.
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
On March 15, 2022, we completed the sale via an underwritten public offering of 6,666,667 ADSs, each representing four ordinary shares, nominal value €0.02 per share, of the Company. The offering price to the public was $3.00 per ADS. We granted the underwriters a 30-day option to purchase up to an additional 1,000,000 ADSs which was exercised on March 28, 2022 and expected to settle April 1, 2022.
The net proceeds to the Company were approximately $18.2 million (approximately $20.9 million if the underwriters exercise the over-allotment option in full), after deducting underwriting discounts and other estimated offering expenses.
272 Capital Fund LP, an entity affiliated with Wes Cummins, a director of Sequans, purchased 2,833,333 ADSs in the offering.
No other significant changes have occurred since December 31, 2021, except as otherwise disclosed in this annual report.

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
Based on the character of our gross income and the average value of our passive assets relative to the gross value of our assets for the taxable year ended December 31, 2021, we do not believe we were a PFIC for 2021. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2022 or any other future year until after the close of that year. While we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of the ADSs has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether we are a PFIC, there can be no assurance that we will not be a PFIC for any taxable year.
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
Holders of Company ADSs are encouraged to consult their own tax advisors as to the particular tax consequences to them of owning the ADSs, including their eligibility for benefits under the U.S. Treaty, the application and effect of state, local, foreign and other tax laws and possible changes in tax laws or in their interpretation.
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
Since January 1, 2018, dividends paid by a French company to individual non-French holders are generally subject to a 12.8% withholding tax. Such withholding tax rate can be increased to 75% if the dividend is paid towards Non-cooperative States or territories (as mentioned above) irrespective of the tax residence of the beneficiary of the dividends. Such withholding tax rate may, however, be reduced or eliminated by application of a tax treaty with France.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We had cash and cash equivalents and short-term investments totaling $14.1 million, $18.5 million and $4.8 million, at December 31, 2019, 2020 and 2021, respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. Short-term investments are investments in deposits or money market funds with terms greater than 90 days but less than one year. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2021 would not have a material effect on interest income.
Foreign Currency Risk
We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, based on the weighted average rate of exchange in our financial statements for the year ending December 31, 2021, we estimate the impact, in absolute terms, on operating expenses and on financial liabilities for 2021, would have been $4.2 million.

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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2021, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
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
Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework).
Based on our assessment, management believes that as of December 31, 2021 our internal control over financial reporting is effective based on these criteria.
The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young Audit, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2021, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sequans Communications S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Sequans Communications S.A.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sequans Communications S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019, 2020 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 31, 2022 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

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
March 31, 2022

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
Item 16B. Code of Ethics
We have adopted a Code of Ethics that applies to the Company’s chief executive officer, chief financial officer and other senior financial officers, including the Company’s principal accounting officer. We have posted this code on our corporate website at https://www.sequans.com/company/investor-relations/corporate-governance/.
Item 16C. Principal Accountant Fees and Services
Ernst & Young Audit has served as our independent registered public accounting firm for 2020 and 2021. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2020	2021
	(euros in thousands)
Audit Fees	€680	€545
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	€680	€545
“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents, provision of comfort letters, and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. There were no “Tax Fees” or “Other Fees” billed or paid during 2020 or 2021.
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
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17. Financial Statements
See pages F-1 through F-62 of this annual report.
Item 18. Financial Statements
Not applicable.
Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	By-laws (statuts) of Sequans Communications S.A. effective March 15, 2022 (English translation)
2.2	Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on November 16, 2020
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)
2.4*	Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1(a)	Stock Option Subscription Plan—2012-1 (incorporated by reference to Exhibit 4.1(b) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)
4.1(b)	Stock Option Subscription Plan—2013-1 (incorporated by reference to Exhibit 4.1(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)
4.1(c)	Stock Option Subscription Plan—2014-1 (incorporated by reference to Exhibit 4.1(d) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)
4.1(d)	Stock Option Subscription Plan—2015-1 (incorporated by reference to Exhibit 4.1(e) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.1(e)	Stock Option Subscription Plan—2016-1 (incorporated by reference to Exhibit 99.1 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.1(f)	Stock Option Subscription Plan—2017-1 (incorporated by reference to Exhibit 99.1 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.1(g)	Stock Option Subscription Plan—2018 (incorporated by reference to Exhibit 99.1 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.1(h)	Stock Option Subscription Plan 2019 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.1(i)	Stock Option Subscription Plan 2020 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020
4.1(j)	Stock Option Subscription Plan 2021 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.2(a)	BSA Subscription Plan—2012-2 (incorporated by reference to Exhibit 4.2(b) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)
4.2(b)	BSA 2013-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 4.2(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)
4.2(c)	BSA Subscription Plan—2014-1 (incorporated by reference to Exhibit 4.2(d) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)
4.2(d)
BSA (Warrants) Issuance Agreement, dated March 8th, 2011 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012)

Exhibit Number	Description of Exhibit
4.2(e)	BSA (Warrants) Issuance Agreement, dated June 26, 2012 (6,000 BSA) (incorporated by reference to Exhibit 4.6 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)
4.2(f)	BSA (Warrants) Issuance Agreement, dated June 26, 2012 (25,000 BSA) (incorporated by reference to Exhibit 4.7 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)
4.2(g)	BSA (Warrants) Issuance Agreement, dated June 25, 2013 (incorporated by reference to Exhibit 4.8 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)
4.2(h)	BSA (Warrants) Issuance Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 4.12 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)
4.2(i)	BSA (Warrants) Issuance Agreement, dated June 29, 2015 (incorporated by reference to Exhibit 4.17 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.2(j)	BSA (Warrants) Subscription Plan 2016-1 (incorporated by reference to Exhibit 99.3 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(k)	BSA (Warrants) Subscription Plan 2016-2 (incorporated by reference to Exhibit 99.4 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(l)	BSA (Warrants) Issuance Agreement, dated June 28, 2016 (incorporated by reference to Exhibit 99.5 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(m)	BSA (Warrants) Subscription Plan 2017-1 (incorporated by reference to Exhibit 99.5 to Registration No. 333-219430)
4.2(n)	BSA (Warrants) Subscription Plan 2017-2 (incorporated by reference to Exhibit 99.6 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.2(o)	BSA (Warrants) Issuance Agreement, dated June 30, 2017 (incorporated by reference to Exhibit 99.5 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.2(p)	BSA 2018-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(q)	BSA 2018-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(r)	BSA (Warrants) Issuance Agreement, dated June 29, 2018 (incorporated by reference to Exhibit 99.6 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(s)	BSA 2019-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.2(t)	BSA 2019-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.2(u)	BSA (Warrants) Issuance Agreement, dated July 1, 2019 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.2(v)	BSA 2020-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(w)	BSA 2020-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(x)	BSA (Warrants) Issuance Agreement, dated June 29, 2020 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(y)	Partner Warrants 2021-1 Issuance Agreement 2021 (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021

Exhibit Number	Description of Exhibit
4.2(z)	Partner Warrants 2021-2 Issuance Agreement 2021 (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.2(aa)	Director Warrants Issuance Agreement, Dated June 25, 2021 2021 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.3(a)	Restricted Share Award Plan 2017-1 (incorporated by reference to Exhibit 99.2 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.3(b)	Restricted Share Award Plan 2017-2 (incorporated by reference to Exhibit 99.3 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.3(c)	Restricted Share Award Plan 2017-3 (incorporated by reference to Exhibit 99.4 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.3(d)	Restricted Share Award Plan 2018-1 (incorporated by reference to Exhibit 99.2 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.3(e)	Restricted Share Award Plan 2018-2 (incorporated by reference to Exhibit 99.3 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.3(f)	Restricted Share Award Plan 2018-4 (incorporated by reference to Exhibit 99.7 to Registration No. 333-226458 as amended, filed with the SEC on April 23, 2019)
4.3(g)	Restricted Share Award Plan 2019-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.3(h)	Restricted Share Award Plan 2019-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.3(i)	Restricted Share Award Plan 2020-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020
4.3(j)	Restricted Share Award Plan 2020-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020
4.3(k)	Restricted Share Award Plan 2021-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.3(l)	Restricted Share Award Plan 2021-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2023
4.4(a)	Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated September 14, 2015 (English translation) (incorporated by reference to Exhibit 4.15 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.4(b)	Interest-Free Innovation Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated August 17, 2015 (English translation) (incorporated by reference to Exhibit 4.16 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.4(c)
COVID-19 economic support loan agreement by and between Bpifrance Financement and Sequans Communications S.A. dated April 30, 2020 (English translation) (incorporated by reference to Exhibit 4.4(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 1, 2021

4.5(a)	Warrant Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated September 27, 2018 (incorporated by reference to Exhibit 4.4 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on October 30, 2018)
4.5(b)	Convertible Note Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated August 16, 2019 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on August 21, 2019)
4.5(c)	Convertible Promissory Note issued by Sequans Communications S.A. to Nokomis Capital Master Fund, LP on August 16, 2019 (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on August 21, 2019)
4.5(d)	Amendment No 1 to the Convertible Note Agreement dated August 16, 2019 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed withe the SEC on March 30, 2020)

Exhibit Number	Description of Exhibit
4.5(e)	Amendment No 1 to the Warrant Agreement dated September 27, 2018 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020 (incorporated by reference to Exhibit 4.6 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on March 30, 2020)
4.6	Warrant Issue Agreement by and between Sequans Communications S.A. and Harbert European Growth Capital Fund II, SCSp (incorporated by reference to Exhibit 4.9 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on October 30, 2018)
4.7	Consultancy Services Agreement between Sequans Communications S.A. and ABLE FRANCE dated March 1, 2021 (incorporated by reference to Exhibit 4.9 to Sequans Communications S.A.'s Annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 1, 2021)
4.8(a)	Securities Purchase Agreement by and between Sequans Communications S.A. and Lynrock Lake Master Fund LP (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.'s Report on Form 6-K filed with the SEC on April 12, 2021)
4.8(b)	Convertible Promissory Note issued by Sequans Communications S.A. to Lynrock Lake Master Fund LP (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.'s Report on Form 6-K filed with the SEC on April 12, 2021)
4.8(c)	Registration Rights Agreement by and between Sequans Communications S.A. and Lynrock Lake Master Fund LP (incorporated by reference to Exhibit 4.3 to Sequans Communications S.A.'s Report on Form 6-K filed with the SEC on April 12, 2021)
8.1*	List of Subsidiaries
12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Audit, independent registered public accounting firm

*	Filed herewith.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman
Date: March 31, 2022

Sequans Communications S.A.
Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sequans Communications S.A.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. (the Company) as of December 31, 2019, 2020 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2022 expressed an unqualified opinion thereon.

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

Change in Accounting Principle

As discussed in Note 2.2 to the consolidated financial statements, the Company changed the manner in which it accounts for the attribution of benefits to periods of service for certain defined benefit plans in the years ended December 31, 2019, 2020 and 2021, due to the first-time application of related IFRS Interpretation Committee decisions released in May 2021.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allocation of consideration and estimate of costs to complete for development services
Description of the Matter	As described in note 2.3 of the consolidated financial statements, the Company’s contracts may include promises to transfer multiple products and/or services to a customer. The Company evaluates each component to determine whether they represent separate performance obligations and determines the appropriate allocation of the transaction price to each identified performance obligation based on estimated stand-alone selling prices. Revenue from technical support and development services is generally recognized over time using the percentage-of-completion method using an input method of estimated costs as a measure of performance completed. Management estimates total costs to complete the contract which include direct labor, material and subcontracting costs which can be subject to many variables such as management’s judgment about the ability and cost to achieve the project schedule and the costs to complete the technical requirements. Management uses these variables to estimate the estimated costs at completion of open contracts and determine the amount of revenue to be recognized

Auditing the Company’s determination of allocation of consideration to each performance obligation was complex and involved subjective auditor judgment, because management exercises significant judgment in determining the estimated stand-alone selling prices for each distinct performance obligation for products and services that are not sold separately and for which market conditions or other inputs and assumptions are used. In addition, testing the Company’s evaluation of estimated costs at completion involved subjective auditor judgment, because it involved management’s assumptions of the amount of future direct labor, material and subcontracting costs that will be required to complete the contracts, which could have a material effect on the amount of revenue recognized to date.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over management’s determination of the estimated costs at completion and the allocation of the transaction price to each identified performance obligation based on estimated stand-alone selling prices. For example, we tested controls over management’s determination and review over significant inputs, such as direct labor, material and subcontractor costs and the percentage of completion used in the cost estimates at completion to recognize revenue. In addition, we tested controls over management’s determination of the estimated relative stand-alone selling prices.

We read the executed contracts to understand the contractual terms and the distinct performance obligations identified by management. To test the calculation of the amount of consideration allocated to each performance obligation, we performed audit procedures that included, among others, evaluating the accuracy and the completeness of the underlying data used in the Company’s calculation of the ranges or amount of each standalone selling price. We evaluated the methodology used to determine the standalone selling price, including against the requirements of IFRS 15, by comparing such prices to historical sales made to the customer or to customers with similar contracts or external market data, if available.

We also evaluated and tested the estimated revenue and costs at completion for the contracts. In so doing, our procedures included assessing the progress towards completion by obtaining customer validation of the achievement of milestones, if applicable, and performing inquiries of key operations executives to evaluate progress to date and factors impacting the amount and cost of direct labor, material and subcontracting costs necessary to complete the contracts. We performed retrospective reviews of contract cost estimates and changes in estimates over time. We also compared direct labor, material and subcontract costs incurred by the Company subsequent to year-end to assess the consistency with the costs estimated as of year-end. We also assessed the accuracy and sufficiency of the disclosures.

Accounting for Lynrock and Nokomis convertible notes
Description of the Matter	As described in Note 14.1 to consolidated financial statements, the Company entered into a convertible note agreement in the principal amount of $40 million with Lynrock Lake Master Fund LP (“Lynrock convertible notes”). The Company also has convertible notes with Nokomis Capital, LLC (“Nokomis convertible notes”). The Lynrock convertible notes and remaining Nokomis convertible notes (collectively “the convertible notes”) have been accounted for as compound financial instruments with a liability component and an embedded derivative whose fair value was $36.4 million and $10.1 million, respectively, at December 31, 2021. The embedded derivative is accounted for as a liability, with changes in fair value recorded as financial income or loss at each statement of financial position date.

Auditing the Company’s accounting for these convertible notes was complex due to the significant judgments required by management to analyze and develop the assumptions used to calculate the fair values of the liability and embedded derivative components, in particular, the expected volatility of the Company’s underlying stock price which has experienced fluctuations, and the market discount rate.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over management’s development of the assumptions used in the determination of the fair value of liability and embedded derivative components, including management’s oversight of the work performed by the independent valuation specialist engaged by the Company.

Our audit procedures related to the determination of the fair value of the liability and embedded derivative components included, among others, assessing the valuation methodologies, including key assumptions made, such as expected volatility of the Company’s stock price and market discount rates, applied by the Company. We read the underlying convertible note agreements to understand the contractual terms and the provisions impacting the Company’s valuations. We assessed the completeness and accuracy of the underlying data supporting the assumptions and involved our valuation specialists to assist us in reviewing the valuation methodology and testing the volatility and discount rate assumptions included in the models. We performed sensitivity analyses of significant assumptions to evaluate the changes in fair value of the liability and embedded derivative components from changes in these assumptions. These evaluations included consideration of external market data regarding market discount rates and fluctuations of the Company's stock price. We also assessed the accuracy and sufficiency of the fair value disclosures

/s/ Ernst & Young Audit

We have served as the Company’s auditor since 2008.

Paris-La Défense, France

March 31, 2022

Sequans Communications S.A.
Consolidated Statements of Operations

		Year ended December 31,
	Note	2019 (1)	2020 (1)	2021
		(in thousands, except share, ADS and per share and ADS amounts)
Revenue:
Product revenue		$21,947	$37,919	$30,410
Services and license revenue		8,917	12,997	20,469
Total revenue	3	30,864	50,916	50,879
Cost of revenue	4.2	18,485	27,466	23,690
Gross profit		12,379	23,450	27,189
Operating expenses:
Research and development	4.4	23,885	30,883	26,414
Sales and marketing		7,948	7,925	9,049
General and administrative		8,548	9,383	10,045
Total operating expenses	4.2	40,381	48,191	45,508
Operating income (loss)		(28,002)	(24,741)	(18,319)
Financial income (expense):
Interest expense	4.1	(9,638)	(14,500)	(11,329)
Interest income	4.1	50	29	47
Impact of debt reimbursement	14.1	—	—	5,177
Convertible debt amendments	14.1	—	1,399	—
Change in fair value of convertible debt derivative	14.1	—	(13,129)	3,848
Foreign exchange gain (loss), net	4.1	68	(2,638)	938
Loss before income taxes		(37,522)	(53,580)	(19,638)
Income tax expense (benefit)	5	(783)	936	625
Net loss		$(36,739)	$(54,516)	$(20,263)
Attributable to:
Shareholders of the parent		$(36,739)	$(54,516)	$(20,263)
Basic earnings (loss) per ordinary share	6	$(0.39)	$(0.48)	$(0.14)
Diluted earnings (loss) per ordinary share	6	$(0.39)	$(0.48)	$(0.14)
Weighted average number of shares used for computing:
Basic per ordinary share		95,008,518	112,432,988	146,691,784
Diluted per ordinary share		95,008,518	112,432,988	146,691,784
Basic earnings (loss) per ADS		$(1.55)	$(1.94)	$(0.55)
Diluted earnings (loss) per ADS		$(1.55)	$(1.94)	$(0.55)
Weighted average number of ADS used for computing:
Basic per ADS		23,752,130	28,108,247	36,672,946
Diluted per ADS		23,752,130	28,108,247	36,672,946
(1) 2019 and 2020 amounts restated to reflect the impact of application of the IFRS IC decision on IAS 19 as described in Note 2.2

Sequans Communications S.A.
Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2019 (1)	2020 (1)	2021
	(in thousands)
Loss for the year	$(36,739)	$(54,516)	$(20,263)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent years :
Net gain (loss) on cash flow hedge	57	31	(129)
Exchange differences on translation of foreign operations	49	100	157
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	106	131	28
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years :
Re-measurement gains (losses) on defined benefit plans	(58)	79	(33)
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years	(58)	79	(33)
Total other comprehensive income (loss)	48	210	(5)
Total comprehensive income (loss)	$(36,691)	$(54,306)	$(20,268)
Attributable to:
Shareholders of the parent	$(36,691)	$(54,306)	$(20,268)
Non-controlling interests	—	—	—
(1) 2019 and 2020 amounts restated to reflect the impact of application of the IFRS IC decision on IAS 19 as described in Note 2.2
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Financial Position

		At December 31,
	Note	2019 (1)	2020 (1)	2021
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	7	$8,858	$9,187	$8,010
Intangible assets	8	16,696	25,312	37,984
Deposits and other receivables	20.1	401	588	2,311
Other non-current financial assets	20.1	335	386	357
Total non-current assets		26,290	35,473	48,662
Current assets:
Inventories	9	6,664	6,225	6,433
Trade receivables	10	8,390	17,277	13,622
Contract assets	10	1,587	371	789
Prepaid expenses		901	962	2,108
Other receivables		2,253	3,264	7,252
Research tax credit receivable	4.4	3,132	5,110	5,863
Short-term deposits	11	—	10,900	—
Cash and cash equivalents	11	14,098	7,574	4,835
Total current assets		37,025	51,683	40,902
Total assets		$63,315	$87,156	$89,564
EQUITY (DEFICIT) AND LIABILITIES
Equity (deficit):
Issued capital, euro 0.02 nominal value, 151,419,322 ordinary shares issued and outstanding at December 31, 2021 (133,934,090 and 95,587,146 at December 31, 2020 and 2019, respectively)	12	$2,403	$3,269	$3,687
Share premium	12	233,720	276,560	298,389
Other capital reserves	13-14	43,656	46,677	57,198
Accumulated deficit		(308,775)	(363,291)	(383,554)
Other components of equity		(231)	(21)	(26)
Total equity (deficit)		(29,227)	(36,806)	(24,306)
Non-current liabilities:
Government grant advances and loans	16	6,150	11,203	9,354
Venture debt	14	7,071	2,172	—
Convertible debt	14	23,342	26,074	36,373
Convertible debt embedded derivative	14	—	12,395	10,081
Lease liabilities	15	3,204	4,762	3,373
Provisions	17	1,571	1,554	2,137
Trade payables	19	1,139	851	964
Deferred tax liabilities	19	429	19	138
Contract liabilities	19	11,572	2,397	2,706
Total non-current liabilities		54,478	61,427	65,126
Current liabilities:
Trade payables	18	8,834	15,701	13,916
Interest-bearing financing of receivables	14	4,068	14,228	9,518
Venture debt	14	5,109	6,104	—
Convertible debt	14	7,329	—	—
Lease liabilities	15	900	1,014	1,247
Government grant advances and loans	16	1,472	3,867	6,206
Other current liabilities and provisions	18	4,540	8,476	9,180
Contract liabilities	18	5,812	13,145	8,677
Total current liabilities		38,064	62,535	48,744
Total equity and liabilities		$63,315	$87,156	$89,564
(1) 2019 and 2020 amounts restated to reflect the impact of application of the IFRS IC decision on IAS 19 as described in Note 2.2

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss) (1)	Total equity (deficit)
	Shares	Amount
	(Note 12)	(Note 12)	(Note 12)	(Notes 13 and14)
	(in thousands, except share and per share amounts)
At January 1, 2019	94,732,539	$2,384	$225,470	$39,768	$(272,036)	$(368)	$(237)	$(5,019)
Effect of application of the IFRS IC decision on IAS 19 (Note 2.2)							326	326
At January 1, 2019 restated	94,732,539	$2,384	$225,470	$39,768	$(272,036)	$(368)	$89	$(4,693)
Loss for the year					(36,739)			(36,739)
Re-measurement gains (losses) on defined benefit plans							(108)	(108)
Effect of application of the IFRS IC decision on IAS 19 (Note 2.2)							50	50
Foreign currency translation						49		49
Net gain on cash flow hedge							57	57
Total comprehensive income (loss)					(36,739)	49	(1)	(36,691)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	854,607	19	(19)					—
Warrants issued to a strategic partner in February 2019 (Note 12)			8,360					8,360
Transaction costs			(91)					(91)
Issuance of convertible debt (Note 14.1)				2,864				2,864
Deferred tax effect of debt instruments with equity components (Notes 5 and 19)				(773)				(773)
Share-based payments				1,797				1,797
At December 31, 2019	95,587,146	$2,403	$233,720	$43,656	$(308,775)	$(319)	$88	$(29,227)
Loss for the year					(54,516)			(54,516)
Re-measurement gains (losses) on defined benefit plans							53	53
Effect of application of the IFRS IC decision on IAS 19 (Note 2.2)							26	26
Foreign currency translation						100		100
Net gain on cash flow hedge							31	31
Total comprehensive income (loss)					(54,516)	100	110	(54,306)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	1,692,968	39	(7)					32
Issue of shares in connection with the public offering of May 2020 (Note 12)	22,330,096	487	28,263					28,750
Issue of shares in connection with the ATM program (Note 12)	970,584	21	1,592					1,613

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

Conversion of loan (Note 12)	1,715,476	37	2,209					2,246
Conversion of convertible debts (Note 14.1)	10,119,844	245	12,107	4,534				16,886
Issue of shares in connection with the public offering of December 2020 (Note 12)	1,517,976	37	2,050					2,087
Transaction costs			(3,374)					(3,374)
Convertible note amendments (Note 14.1)				(5,266)				(5,266)
Deferred tax effect of debt instruments with equity components (Notes 5 and 19)				809				809
Other movement				(41)				(41)
Share-based payments				2,985				2,985
At December 31, 2020	133,934,090	$3,269	$276,560	$46,677	$(363,291)	$(219)	$198	$(36,806)
Loss for the year					(20,263)			(20,263)
Re-measurement gains (losses) on defined benefit plans							(33)	(33)
Foreign currency translation						157		157
Net loss on cash flow hedge							(129)	(129)
Total comprehensive income (loss)					(20,263)	157	(162)	(20,268)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	2,985,200	70	68					138
Issue of shares in connection with a private placement with Lynrock on April 2021 (Note 12)	7,272,724	173	9,827					10,000
Conversion of convertible debts (Note 14.1)	7,227,308	175	12,111	5,386				17,672
Transaction costs			(177)					(177)
Share-based payments				5,135				5,135
At December 31, 2021	151,419,322	$3,687	$298,389	$57,198	$(383,554)	$(62)	$36	$(24,306)
(1) 2019 and 2020 amounts restated to reflect the impact of application of IFRS IC decision on IAS 19 as described in Note 2.2

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2019 (1)	2020 (1)	2021
		(in thousands)
Operating activities:
Loss before income taxes		$(37,522)	$(53,580)	$(19,638)
Non-cash adjustment to reconcile profit (loss) before tax to net cash used in operating activities:
Amortization and impairment of property, plant and equipment	7	4,126	3,752	3,354
Amortization and impairment of intangible assets	8	4,279	6,018	7,199
Share-based payment expense	4.3	1,797	2,985	5,135
Increase (Decrease) in provisions		(202)	152	461
Interest expense, net		9,588	14,471	11,285
Change in the fair value of convertible debt embedded derivative	14.1	—	13,129	(3,848)
Impact of debt reimbursement		—	—	(5,177)
Convertible debt amendments	14.1	—	(1,399)	—
Foreign exchange loss (gain)		(420)	2,752	(1,034)
Loss (gain) on disposal of property, plant and equipment		(22)	6	48
Bad debt expense	10	515	4	65
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivables		6,546	(8,537)	1,366
Decrease (Increase) in inventories		1,579	439	(208)
Decrease (Increase) in research tax credit receivable		622	(718)	(3,682)
Increase (Decrease) in trade payables and other liabilities		(705)	6,216	4,693
Increase (Decrease) in contract liabilities		14,984	(5,063)	(6,791)
Increase (Decrease) in government grant advances (1)		288	270	(1,387)
Income tax paid		(365)	(286)	(346)
Net cash flow from (used in) operating activities		$5,088	$(19,389)	$(8,505)
Investing activities:
Purchase of intangible assets and property, plant and equipment	7-8	$(3,520)	$(6,566)	$(9,544)
Capitalized development expenditures		(5,626)	(7,209)	(19,375)
Sale (Purchase) of financial assets		(5)	(116)	(1,694)
Decrease (Increase) of short-term deposit		—	(10,900)	10,900
Interest received		50	29	47
Net cash flow used in investments activities		$(9,101)	$(24,762)	$(19,666)
Financing activities:
Public and private equity offering proceeds, net of transaction costs paid		$—	$29,272	$9,852
Proceeds from issue of warrants to a strategic partner, net of transaction costs paid		8,269	—	—
Proceeds from issue of warrants and exercise of stock options/warrants granted under share-based payment plans, net of transaction costs		—	32	138
Proceeds from (repayment of) interest-bearing receivables financing	14.3	(6,227)	9,914	21
Proceeds from interest-bearing research project financing	16.2	1,126	405	—
Proceeds from government loans	16.3	—	5,392	—
Proceeds from convertible debt, net of transaction cost	12-14.1	7,967	2,050	39,682
Repayment of venture debt	14.2	(801)	(5,165)	(7,869)
Repayment of government loans	16.3	(447)	(241)	(469)
Repayment of convertible debt and accrued interest	14.1	—	—	(8,750)
Repayment of interest-bearing research project financing	16.2	(168)	(355)	(804)
Payment of lease liabilities		(1,299)	(1,221)	(1,063)
Interest paid		(2,396)	(2,461)	(5,310)
Net cash flows from financing activities		$6,024	$37,622	$25,428
Net increase (decrease) in cash and cash equivalents		2,011	(6,529)	(2,743)
Net foreign exchange difference		1	5	4
Cash and cash equivalents at January 1		12,086	14,098	7,574
Cash and cash equivalents at period end	11	$14,098	$7,574	$4,835
(1) 2019 and 2020 amounts restated to reflect the impact of application of the IFRS IC decision on IAS 19 as described in Note 2.2

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
1. Corporate information
Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the Republic of France, with its principal place of business at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France. Sequans, together with its subsidiaries (the “Company”), is a fabless designer, developer and provider of cellular semiconductor chips and modules for massive and broadband Internet of Things (IoT) markets. The Company’s semiconductor solutions incorporate baseband processor and radio frequency transceiver integrated circuits along with its proprietary signal processing techniques, algorithms and software stacks. For 5G/4G massive IoT applications, the Company provides a comprehensive product portfolio based on its Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring low power consumption, a large set of integrated functionalities, and a global deployment capability. For 5G/4G broadband and critical IoT applications, the Company offers a product portfolio based on its Cassiopeia Cat 4/Cat 6 and planned Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications.
2. Summary of significant accounting and reporting policies
2.1. Basis of preparation
The Consolidated Financial Statements are presented in U.S. dollars.
The Consolidated Financial Statements for the year ended December 31, 2021 have been prepared on a going concern assumption. During 2019, 2020 and 2021, we financed our operations primarily through proceeds from the issue of shares through public offerings and private placements (2020, $29.3 million; 2021, $9.9 million), government loans ($7.6 million in 2020 of which $2.2 million was converted into equity in May 2020), convertible notes (2019, $8.0 million; 2021, $39.7 million) and warrants to a strategic partner (2019, $8.3 million). We experienced net losses of $36.7 million, $54.5 million and $20.3 million in 2019, 2020 and 2021, respectively. At December 31, 2021, our accumulated deficit was $383.6 million and we had a working capital deficiency of $7.8 million. We expect to continue to incur significant expense related to the development of our 4G and 5G products and expansion of our business, including research and development and sales and administrative expenses. In addition, we will incur expense to meet our commitments to our customers under various purchase orders and contracts. The Company will be required to obtain additional financing, including through a combination of government research and development funding, strategic licensing and/or service agreements, or additional equity or debt offerings, to meet these cash flow needs.
The Company’s internal cash forecast which is built from sales forecasts by products and by customer, assumes a slightly increasing operating cost structure, ongoing and new government funding of research programs and new strategic funding activities. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. The effects of COVID-19 coronavirus pandemic as well as industry-wide component shortages may continue to have a negative impact on the production of the Company's products, the Company's ability to source components needed for production or on the demand for the Company's products by customers whose supply chain or end demand are negatively affected by COVID-19, and/or the component shortage, and as a result could affect the Company’s financial condition. Furthermore, geopolitical uncertainties, including the Russian invasion of Ukraine, could have a negative impact on sales of the Company's products or make it difficult to produce and deliver products to the Company's customers. The effects of COVID-19, supply chain shortages and the hostilities in Ukraine also could negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond.
The Company does not and cannot know if the current uncertainties in these geopolitical areas, which are unfolding in real-time, may escalate and result in broad economic and security conditions, which could result in material implications for the Company's business. In addition, the Company's insurance policies typically contain a war exclusion of some description and the Company does not know how its insurers are likely to respond in the event of a loss alleged to have been caused by geopolitical uncertainties.
While the Company has taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.

Statement of compliance
The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ended December 31, 2021. Comparative figures are presented for December 31, 2019 and 2020.
The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.
The Consolidated Financial Statements of the Company as of and for the years ended December 31, 2019, 2020 and 2021 have been authorized for issue in accordance with a resolution of the board of directors on March 25, 2022.
Basis of consolidation
The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries as of and for the years ended December 31, 2021, 2020 and 2019:

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
2.2. Changes in accounting policy and disclosures
New and amended standards and interpretations
The accounting policies used in 2021 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2021:
•Interest Rate Benchmark Reform – Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: In August 2020, the IASB published Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. With publication of the phase two amendments, the IASB has completed its work in response to IBOR reform. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The Company adopted the amendments effective for annual reporting periods beginning on or after January 1, 2021.Adoption of these amendments had no impact on the Consolidated Financial Statements.

•IFRS IC decision on IAS 19: Employee benefits
◦Adoption of IFRS IC decision on IAS 19: In its April 2021 Update, the IFRS IC published a final agenda decision clarifying how to calculate the obligation relating to certain defined benefit plans under which the retirement benefit is (i) contingent on the employee being employed by the entity at the time of retirement; (ii) capped at a specified number of years of service; and (iii) linked to the employee's length of service at the date of retirement. In that decision, the IFRS IC took the view that the obligation should be recognized only over the years of service preceding the date of retirement in respect of which the employee generates entitlement to the benefit. Applying that decision has resulted in a change in accounting policy, the effects of which have been reflected retrospectively in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). Consequently, the previously published periods have been adjusted, with the impact of first-time application reflected as from January 1, 2019, the beginning of the earliest comparative financial period presented.

◦The effects on the financial statements are presented below:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

(in thousands)	January 1, 2019	Effect if IFRS IC decision	January 1, 2019 restated	2019 variation	Effect if IFRS IC decision	December 31, 2019 restated	2020 variation	Effect if IFRS IC decision	December 31, 2020 restated
Equity (Deficit) and Liabilities
Accumulated deficit	(272,036)		(272,036)	(36,697)	(42)	(308,775)	(54,476)	(40)	(363,291)
Other component of equity	(605)	326	(279)	(2)	50	(231)	184	26	(21)
Total Equity	(5,019)	326	(4,693)	(24,542)	8	(29,227)	(7,565)	(14)	(36,806)

Non-current employee benefits	990	(326)	664	73	(8)	729	92	14	835
Non-current Provisions	1,689	(326)	1,363	216	(8)	1,571	(31)	14	1,554
Total non-current liabilities	40,396	(326)	40,070	14,416	(8)	54,478	6,935	14	61,427
Total equity and liabilities	62,574	—	62,574	741	—	63,315	23,841	—	87,156
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
•Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use. In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the Company.
•Reference to the Conceptual Framework – Amendments to IFRS 3: In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations. The amendments are intended to update a reference to the Conceptual Framework without significantly changing the requirements of IFRS 3. The amendments will promote consistency in financial reporting and avoid potential confusion from having more than one version of the Conceptual Framework in use. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments are not expected to have a material impact on the Company.

COVID-19
Management has considered what effect the COVID-19 pandemic has on the amounts recognized in the financial statements. Management has identified potential risks related to the impact on the production of the Company's products, on the Company's ability to source components required for production and on the demand for the Company's products by customers impacted by the pandemic. In the year ended December 31, 2021, the primary impacts on operations of the COVID-19 pandemic were to increase demand in the broadband IoT business, and the years ended December 31, 2020 and 2021, were to increase certain costs related to a temporary shortage of components, and to delay growth in product revenues due to the limits placed on production capacity driven by the component shortages. In addition, in the year ended December 31, 2020, new debt financing from the French government was received as part of the economic support plan in France. As of December 31, 2021, the Company has not identified any impact on its assets and liabilities.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Russian invasion in Ukraine
While the Company's key engineering competencies are performed in-house, primarily in France, the United Kingdom, Israel and the United States, the Company outsources some application software development and testing activities to an independent third-party provider of engineering services. The Company works with a dedicated team of 31 software engineers based in Kyiv, Ukraine. If the Russian invasion of Ukraine is protracted or if Ukraine experiences further political instability, these engineers may be unable to work for a sustained period of time, which could adversely impact the research and development operations. The Company has developed a contingency plan if the engineers in Kyiv are unable to continue working on their projects for us for a sustained period of time, but if the contingency plan is not effective or sanctions are imposed that prevent the Company from conducting business in Ukraine, the Company could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on its revenues. As of December 31, 2021, the Company has not identified any impact on its assets and liabilities.

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
The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD) and the New Israeli shekel (NIS):

	USD/EUR	USD/GBP	USD/SGD	USD/NIS
December 31, 2019
Average rate	1.1196	1.2758	0.7331	0.2806
Closing rate	1.1234	1.3204	0.7434	0.2892
December 31, 2020
Average rate	1.1413	1.2834	0.7521	0.2908
Closing rate	1.2271	1.3650	0.7566	0.3111
December 31, 2021
Average rate	1.1835	1.3761	0.7444	0.3097
Closing rate	1.1326	1.3479	0.7413	0.3221
Earnings (loss) per ordinary share and per ADS
Basic earnings (loss) amounts per ordinary share and per ADS are computed using the weighted average number of shares outstanding during each period.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Diluted earnings per ordinary share and per ADS include the effects of dilutive options and warrants as if they had been exercised, unless the effect would be anti-dilutive. Amounts per ADS have been retrospectively adjusted to give effect to the ADS ratio change of November 29, 2019 following which each ADS represents 4 ordinary shares.
Revenue recognition
The Company’s total revenue consists of product revenue and services and license revenue.
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
Revenue from the sale of products is usually recognized at a point in time when the Company satisfies its performance obligation to the buyer, whether direct end customer, end customer's manufacturing partner or distributor. This occurs when there is no continuing managerial involvement to the degree usually associated with ownership nor effective control over the sale of products is retained, which is based on the specified Incoterms, but usually occurs on shipment of the goods. Sale of products to some distributors is recognized when the products are sold to the end-customer but these contracts are not significant. The Company is the principal in all product sales regardless of customer type. Products are not sold with a right of return but are covered by warranty. This is an assurance-type warranty. The Company does not accrue for a general warranty obligation as the Company has not historically incurred and does not expect material warranty costs. Although the products sold have embedded software, the Company believes that software is incidental to the products it sells.
Services and license revenue
Services and license revenue consists of revenues from the sale of licenses to use the Company’s technology solutions and any fees for the associated annual software maintenance and support services, as well as from the sale of technical support and development services. Development services include advanced technology development services for technology partners and software or product development and integration services for customers.
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
The costs associated with these arrangements are recognized as incurred. Revenue from development contracts where no related direct costs were identified amounted to $311,000 for the year ended December 31, 2021 ($350,000 in 2020 and $1,724,000 in 2019).
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

As of December 31, 2021, the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) was $4,273,000 for which $4,017,000 is expected to be recognized in the next year and $256,000 in the years after, excluding the amounts related to the development service contract entered into in October 2019, described under note 18.
As of December 31, 2020, the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) was $6,693,000 for which $4,967,000 is expected to be recognized in the next year and $1,726,000 in the years after, excluding the amounts related to the development service contract entered into in October 2019, described under note 18.
As of December 31, 2019, the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) was $3,959,000 for which $2,405,000 was expected to be recognized in the next year and $1,554,000 in the year after, excluding the amounts related to the development service contract entered into in October 2019, described under note 18.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Contract liabilities
Contract liabilities represent amounts invoiced and/or cash received in advance related to services being performed. Contract liabilities include both upfront payments from license and development service agreements in excess of revenues recognized, as well as deferred revenue from advance payments for goods or maintenance services.
Revenue recognized in the current period from amounts included in deferred revenue at the beginning of the year was $765,000, $727,000 and $988,000 for 2021, 2020 and 2019, respectively (See Note 19 Other non-current liabilities and Note 18 trade payables and other current liabilities).
Cost of revenue
Cost of product revenue includes all direct and indirect costs incurred with the sale of products, including shipping and handling. Cost of services revenue includes direct costs incurred to support the obligations covered by development services contracts (mainly employees and subcontractors costs). Research and development costs associated with product development (including normal customer support which generates product improvement) are recorded in research and development expenses.

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
Beginning in 2015, certain development costs incurred at the end of the product development cycle when the criteria for capitalization are met, became material as the Company began making its product available on more operator networks which require significant testing and qualification work in order to finalize the product for sale on that network. In 2019, 2020 and 2021 the Company also capitalized costs for the development of the chipsets for LTE NB-IoT (the Monarch 2) and for LTE Category 1 (the Calliope 2). In 2021, the Company capitalized costs for the development of the 5G chipsets. The intangible assets are tested for impairment annually. (See Notes 4.4 and 8 to the Consolidated Financial Statements).
Research and development costs associated with product development (including normal customer support which generates product improvements) are recorded in operating expense. In some cases, the Company has negotiated agreements with customers and partners whereby the Company provides certain development services beyond its normal practices or planned product roadmap. Amounts received from these agreements are recorded in services revenue. Direct costs incurred by the Company as a result of the commitments in the agreements are recorded in cost of revenue. Other research and development costs related to the projects covered by the agreements, but which would have been incurred by the Company without the existence of such agreements are recorded in research and development expense.

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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
Value added tax recoverable consists of value added tax paid by the Company to vendors and suppliers located in the European Union and in Israel, and recoverable from the tax authorities. Value added tax recoverable is collected on a quarterly basis.
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
Provisions include the provision for pensions and post-employment benefits. Pension funds in favor of employees are maintained in France, the United Kingdom, Singapore, the United States, Finland and Israel, and they comply with the respective legislation in each country and are financially independent of the Company. The pension funds are generally financed by employer and employee contributions and are accounted for as defined contribution plans with the employer contributions recognized as expense as incurred. There are no actuarial liabilities in connection with these plans.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
French law also requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement. Benefits do not vest prior to retirement. This defined benefit plan is self-funded by the Company. It is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final obligation. Following the application of IAS 19 as revised, actuarial gains and losses are recognized in equity. The discount rate is based on iBoxx Corporates AA. Since January 1, 2021, the Company has applied the IFRS IC decision on IAS 19 - Employee benefits which revised the methods for calculating commitments for defined benefit plans. In accordance with the adoption elected, Sequans has applied the full retrospective transition method. The company has determined the cumulative effect of applying the new standard as of the beginning of the first historical period presented. The amount in provisions as of January 1, 2019 and for the years ended December 31, 2019 and 2020 have been adjusted.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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

On April 9, 2021, the Company issued a note with options to convert into shares of the Company, limited to such conversion resulting in the noteholder owning more than 10% of the Company's outstanding shares. The Company retains an option to call the convertible debt under certain circumstances after 12 months, either in full or in part. If a change of control occurs at any time prior to the payment of the note in full, the noteholder shall have the right, in its sole discretion, to require Sequans to convert or redeem all of the outstanding principal amount (including accrued interest and unpaid interest).
As described in Note 14.1, the note was accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and
•An embedded derivative, which reflects the value of the conversion option.
The initial fair value of the notes was split between these two components.
The fair value of the liability component on the issuance date represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company used 20.89% as the market rate of interest in order to value the liability components of the note on issuance. The embedded derivative of the note was valued using the Geometric Brownian Motion framework relying on Monte-Carlo simulations. The change in fair value is remeasured and recorded as financial income or loss at each statement of financial position date.
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
On April 15, 2021, the Company prepaid in full all amounts due. The prepayment in full was considered a debt renegotiation. The positive impact was recognized as financial income in the consolidated statement of operations.
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
In May 2020, the Company entered into an agreement to finance the 2020 research tax credit as it is earned over the year. The Company transfers to the finance company research tax credit receivable on a quarterly basis. Because there is recourse to the Company for amount not paid by the French tax administration, the Company retains all receivables on its Consolidated Statement of Financial Position until the French tax administration reimburses the finance company. Amounts drawn on the line of credit are reflected in short-term debt and commissions in the Consolidated Statement of Operations as financial expense. In February 2021, the Company entered into a new agreement to finance the 2021 research tax credit.
Lease contracts
Except for leases related to low-value assets and short-term lease, lease contracts, as defined under IFRS 16 "Leases", are recorded in the Statement of Consolidated Financial Position, through the recognition of:
•an asset representing a right-of-use of the asset leased during the lease term of the contract; and

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
Regarding compound debt instruments, the fair value of debt component was determined at the date of issuance using a valuation model that requires judgment, including estimating the change in value of the Company at different dates and market yields applicable to the Company’s straight debt (without the conversion option). The assumptions used in calculating the value of the conversion option, the expected volatility of the Company’s underlying stock price which has experienced fluctuations, and the market discount rate, represent the Company’s best estimates based on management’s judgment and subjective future expectations. The fair value of debt component were supported by work performed by an independent valuation specialist engaged by the Company.
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
Sales to external customers disclosed below are based on the geographical location of the customers to which the Company invoices. The following table sets forth the Company’s total revenue by region for the periods indicated.

	Year ended December 31,
	2019	2020	2021
	(in thousands)
Asia :
Taiwan	$11,387	$10,494	$14,668
Korea	6,813	23,076	1,090
China (including Hong-Kong)	3,398	821	3,509
Rest of Asia	106	53	898
Total Asia	21,704	34,444	20,165
Germany	—	—	4,990
United States of America	7,962	13,015	22,565
Rest of world	1,198	3,457	3,159
Total revenue	$30,864	$50,916	$50,879
Of our total revenue, 99.6% is attributable to international sales for the year ended December 31, 2021 (99.6% for 2020 and 99.8% for 2019).
The Company categorizes its total revenue based on technology.

	Year ended December 31,
	2019	2020	2021
	(in thousands)
Broadband IoT	$15,344	$35,766	$23,699
Massive IoT	15,520	15,150	27,180
Total revenue	$30,864	$50,916	$50,879
Additionally, the Company categorize its total revenue based on product, services and license revenue.

	Year ended December 31,
	2019	2020	2021
	(in thousands)
Product	$21,947	$37,919	$30,410
Development and other services	6,339	12,647	17,821
License	2,578	350	2,648
Total revenue	$30,864	$50,916	$50,879
The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A. and located in France. See Note 20.3 to these Consolidated Financial Statements for information about major customers.

4. Other income and expenses
4.1. Financial income and expenses
Financial income:

	Year ended December 31,
	2019	2020	2021
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$50	$29	$47
Impact of debt reimbursement (Notes 14.1 and 14.2)	—	—	5,177
Convertible debt amendments (Note 14.1)	—	1,399	—
Change in fair value of convertible debt derivative (Note 14.1)	—	—	3,848
Foreign exchange gain	2,116	1,407	3,032
Total financial income	$2,166	$2,835	$12,104
Financial expenses:

	Year ended December 31,
	2019 (1)	2020 (1)	2021
	(in thousands)
Interest on loans	$7,864	$9,747	$7,462
Interest on lease contracts (see Note 15)	622	780	760
Interest on financing component of long term development services agreement (see Notes 18 and 19)	619	3,221	2,156
Interest on supplier payable with extended payment terms	—	125	173
Other bank fees and financial charges	533	627	778
Change in fair value of convertible debt derivative (Note 14.1)	—	13,129	—
Foreign exchange loss	2,048	4,045	2,094
Total financial expenses	$11,686	$31,674	$13,423
(1) 2019 and 2020 amounts restated to reflect the impact of application of the IFRS IC decision on IAS 19 as described in Note 2.2
For the year ended December 31, 2021, interest on loans included $7,334,000 related to convertible debt instruments issued in 2021, 2019, 2018, and 2015, the venture debt issued in 2018, the French government debt financing received in 2020 and government loans granted in 2015 (compared with $9,554,000 and $7,732,000 for the years ended December 31, 2020 and 2019, respectively) (See Note 14.1 to the Consolidated Financial Statements).
The net foreign exchange gain of $938,000 for the year ended December 31, 2021 (2020: net foreign exchange loss of $2,638,000; 2019: net foreign exchange gain $68,000) arises primarily from euro-based monetary liabilities.
For the year ended December 31, 2021, a gain of $3,848,000 (2020: expense of $13,129,000) was recognized, related to the change in fair value of the convertible debt embedded derivative (See Note 14.1 to the Consolidated Financial Statements).
For the year ended December 31, 2021, a gain of $5,177,000 was recognized related to the impact of the convertible debts reimbursement (see Note 14.1 to the Consolidated Financial Statements) and of the prepayment in full of the venture debt (see Note 14.2 to the Consolidated Financial Statements).
For the year ended December 31, 2020, income of $1,399,000 was recognized related to the convertible debt amendments.

4.2. Cost of revenue and operating expenses
The tables below present the cost of revenue and operating expenses by nature of expense:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

		Year ended December 31,
	Note	2019	2020	2021
		(in thousands)
Included in cost of revenue:
Cost of components		$14,039	$23,376	$18,365
Depreciation and impairment	7	959	573	517
Amortization of intangible assets	8	159	159	162
Wages and benefits		1,780	1,993	2,306
Share-based payment expense	13	10	42	58
Assembly services, royalties and other		1,538	1,323	2,282
		$18,485	$27,466	$23,690

		Year ended December 31,
	Note	2019 (1)	2020 (1)	2021
		(in thousands)
Included in operating expenses (between gross profit and operating result):
Depreciation and impairment	7	$3,167	$3,179	$2,837
Amortization of intangible assets	8	4,120	5,859	7,037
Wages and benefits		25,096	31,954	36,684
Share-based payment expense	13	1,787	2,943	5,077
Foreign exchange (gains) losses related to hedges of euro		71	106	(73)
Other, net		6,140	4,150	(6,054)
		$40,381	$48,191	$45,508
(1) 2019 and 2020 amounts restated to reflect the impact of application of the IFRS IC decision on IAS 19 as described in Note 2.2
4.3. Employee benefits expense

		Year ended December 31,
	Note	2019 (1)	2020 (1)	2021
		(in thousands)
Wages and salaries		$19,953	$25,485	$29,422
Social security costs and other payroll taxes		6,748	8,222	9,386
Other benefits		161	146	167
Pension costs		69	94	15
Share-based payment expenses	13	1,797	2,985	5,135
Total employee benefits expense		$28,728	$36,932	$44,125
(1) 2019 and 2020 amounts restated to reflect the impact of application of the IFRS IC decision on IAS 19 as described in Note 2.2
The amount recognized as an expense for defined contributions plans amounts to $1,434,000 for the year ended December 31, 2021 ($1,254,000 and $1,318,000 for the years ended December 31, 2019 and 2020, respectively).

4.4. Research and development expense and tax credit receivable
The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria, which was the case for each of the years ended December 31, 2021, 2020 and 2019). Total research tax credit receivable as of December 31, 2021 is $5,769,000, ($5,656,000 relating to tax credits receivables for 2021 and $113,000 for 2020). Part of the amount was financed in 2021 and the remaining amount is expected to be recovered in 2022 and 2027 in cash (see Note 14.3.to the Consolidated Financial Statements).
The Company also has research tax credits available in the United Kingdom.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
In the year ended December 31,2019, 2020 and 2021, the Company capitalized costs related to the development of chipsets for LTE Category M and NB-IoT (the Monarch, Monarch N/Monarch 2), LTE Category 1 (the Calliope 2), for 5G, and related to certification of various products.
The impact of the reduction of research and development expense due to government grants, research tax credit and development costs capitalized was as follows:

	Year ended December 31,
	2019 (1)	2020 (1)	2021
	(in thousands)
Research and development costs	$31,199	$40,776	$52,200
Research tax credit	(3,123)	(4,871)	(6,328)
Government and other grants	(247)	(456)	(3,621)
Development costs capitalized (*)	(5,020)	(6,061)	(18,297)
Amortization of capitalized development costs	1,076	1,495	2,460
Total research and development expense	$23,885	$30,883	$26,414
(1) 2019 and 2020 amounts restated to reflect the impact of application of the IFRS IC decision on IAS 19 as described in Note 2.2
(*) Reflecting reduction for research tax credits of $1,587,000, $1,382,000 and $606,000 for the years ended December 31, 2021, 2020 and 2019, respectively.

5. Income tax
The major components of income tax expense are:

	Year ended December 31,
	2019	2020	2021
	(in thousands)
Consolidated Statement of Operations
Current income tax expense	$251	$538	$504
Deferred income tax expense (benefit)	(1,034)	398	121
Income tax expense (benefit)	$(783)	$936	$625
A reconciliation of income taxes computed at the French statutory rate (26.50% for the year ended December 31, 2021 and 28.00% for the years ended December 31, 2019 and 2020) to the income tax expense (benefit) is as follows:

	Year ended December 31,
	2019 (1)	2020 (1)	2021
	(in thousands)
Profit (loss) before income taxes	$(37,522)	$(53,580)	$(19,638)
At France’s statutory income tax rate of 28% in 2019 and 2020, and 26.5% in 2021	(10,506)	(15,002)	(5,204)
Non-deductible share-based payment expense	503	836	1,361
Tax credits	(874)	(1,364)	(1,677)
Impact of the extinguishment of the convertible debts after amendment	—	398	—
Impact of debt reimbursement	—	—	1,372
Permanent differences and other	51	914	168
Unrecognized benefit of tax losses carryforward	10,043	15,154	4,605
Income tax expense (income)	$(783)	$936	$625
(1) 2019 and 2020 amounts restated to reflect the impact of application of the IFRS IC decision on IAS 19 as described in Note 2.2

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Consolidated Statement of Financial Position			Equity			Consolidated Statement of Operations
	December 31,			December 31,			Year ended December 31,
	2019	2020	2021	2019	2020	2021	2019	2020	2021
	(in thousands)			(in thousands)			(in thousands)
Government loan	46	142	(135)	—	—	—	(1)	96	(277)
Intangible assets	24	(49)	(28)	—	—	—	(47)	(72)	21
Lease contracts	(8)	—	—	—	—	—	(8)	8	—
Cash flow hedge	(3)	2	(2)	—	—	—	(2)	5	(4)
Remeasurement of non-monetary accounts	(103)	728	(171)	—	—	—	(202)	831	(899)
Convertible debts and venture debt - liability	1,901	23	—	773	(809)	—	(925)	(1,069)	(23)
Other provisions and accruals	(310)	(248)	(490)	—	—	—	(288)	62	(242)
From subsidiaries	19	19	138	—	—	—	(16)	—	119
Deferred tax asset not recognized on losses (Loss available for offsetting against future taxable income)	(1,137)	(598)	826	—	—	—	455	537	1,426
Total	$429	$19	$138	773	$(809)	$—	$(1,034)	$398	$121
The changes in deferred tax assets and liabilities were as follows:

	2019	2020	2021
	(in thousands)
At January 1st	$691	$429	$19
Tax expense (income) during the year recognized in Profit or Loss	(1,034)	398	121
Tax expense (income) during the year recognized in equity (1)	773	(809)	—
Effect of foreign exchange	(1)	1	(2)
At December 31st	$429	$19	$138
(1) In 2019, relates to the split accounting of the convertible debts and the venture debt issued with an equity component. In 2020, relates to amendments of convertible debts.
During the year ended December 31, 2020, the Company recognized (through equity) a reversal of deferred tax liabilities of $809,000 on the equity component of the convertible debts amended during the period partially offset by deferred tax expenses of $398,000 related to the impact of the extinguishment of the debt following the amendment (See Note 14.1 to the Consolidated Financial Statements).
As of December 31, 2021 the Company had accumulated tax losses which arose in France of $360,751,110 that are available for offset against future taxable profits of Sequans Communications S.A within a limit of one million euro per year, plus 50% of the profit exceeding this limit. Remaining unapplied losses would continue to be carried forward indefinitely.
Deferred tax assets were recognized in 2019, 2020 and 2021 only to the extent that deferred tax liabilities existed relating to the same taxable entity, which are expected to reverse in the same period as the asset or into which a tax loss may be carried forward.

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
The following reflects the income and share data used in the basic and diluted earnings (loss) per ordinary share and ADS computations:

	Year ended December 31,
	2019 (1)	2020 (1)	2021
	(in thousands, except share and per share data)
Profit (Loss)	$(36,739)	$(54,516)	$(20,263)
Weighted average number of shares outstanding for basic EPS	95,008,518	112,432,988	146,691,784
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	—	—
Net effect of vesting of restricted stock	—	—	—
Net effect of conversion of convertible notes	—	—	—
Weighted average number of shares outstanding for diluted EPS	95,008,518	112,432,988	146,691,784
Basic earnings (loss) per share	$(0.39)	$(0.48)	$(0.14)
Diluted earnings (loss) per share	$(0.39)	$(0.48)	$(0.14)
ADS outstanding for basic and diluted earnings (loss) per ADS	23,752,130	28,108,247	36,672,946
Basic earnings (loss) per ADS	$(1.55)	$(1.94)	$(0.55)
Diluted earnings (loss) per ADS	$(1.55)	$(1.94)	$(0.55)
(1) 2019 and 2020 amounts restated to reflect the impact of application of the IFRS IC decision on IAS 19 as described in Note 2.2

7. Property, plant and equipment
Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Right of use	Total
	(in thousands)
Cost:
At January 1, 2019	$1,253	$28,027	$3,608	4,556	$37,444
Additions	15	1,274	30	847	2,166
Disposals	—	(130)	(15)	—	(145)
Exchange difference	3	32	11	—	46
At December 31, 2019	1,271	29,203	3,634	5,403	39,511
Additions	78	1,594	367	2,073	4,112
Disposals	(14)	(3,401)	(7)	(463)	(3,885)
Exchange difference	5	39	12	—	56
At December 31, 2020	1,340	27,435	4,006	7,013	39,794
Additions	16	1,842	373	437	2,668
Disposals	(20)	(415)	(3)	(756)	(1,194)
Reclassification	94	—	(94)	—	—
Exchange difference	7	(20)	60	—	47
At December 31, 2021	$1,437	$28,842	$4,342	$6,694	$41,315
Depreciation and impairment:
At January 1, 2019	957	22,202	3,458	—	26,617
Depreciation charge for the year	190	2,430	96	1,354	4,070
Impairment	—	56	—	—	56
Disposals	—	(120)	(15)	—	(135)
Exchange difference	4	30	11	—	45
At December 31, 2019	1,151	24,598	3,550	1,354	30,653
Depreciation charge for the year	92	2,003	138	1,444	3,677
Impairment	—	75	—	—	75
Disposals	(14)	(3,389)	(6)	(441)	(3,850)
Exchange difference	4	36	12	—	52
At December 31, 2020	1,233	23,323	3,694	2,357	30,607
Depreciation charge for the year	45	1,869	181	1,259	3,354
Impairment	—	—	—		—
Disposals	(12)	(372)	(3)	(296)	(683)
Reclassification	19	—	(19)	—	—
Exchange difference	1	(15)	41	—	27
At December 31, 2021	$1,286	$24,805	$3,894	3,320	$33,305
Net book value:
At January 1, 2019	$296	$5,825	$150	4,556	$10,827
At December 31, 2019	120	4,605	84	4,049	8,858
At December 31, 2020	107	4,112	312	4,656	9,187
At December 31, 2021	$151	$4,037	$448	3,374	$8,010
Right-of-use assets as of December 31, 2021 relate to real-estate leases ($6,474,000, gross, $6,246,000, gross as of December 31, 2020 and $5,006,000, gross as of December 31, 2019) as well as IT and office equipment leases ($220,000, gross, $767,000, gross as of December 31, 2020 and $397,000, gross as of December 31, 2019).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
8. Intangible assets
Intangible assets include:

	Capitalized development costs	Licenses	Total
	(in thousands)
Cost:
At January 1, 2019	$5,717	$19,104	$24,821
Additions	5,020	3,752	8,772
Disposals	—	(2,045)	(2,045)
Exchange difference	—	7	7
At December 31, 2019	10,737	20,818	31,555
Additions	6,061	8,579	14,640
Disposals	—	(14)	(14)
Exchange difference	—	8	8
At December 31, 2020	16,798	29,391	46,189
Additions	18,297	1,450	19,747
Disposals	—	—	—
Exchange difference	—	167	167
At December 31, 2021	$35,095	$31,008	$66,103
Depreciation and impairment:
At January 1, 2019	$680	$11,732	$12,412
Amortization	1,075	3,204	4,279
Disposals	—	(1,838)	(1,838)
Exchange difference	—	6	6
At December 31, 2019	1,755	13,104	14,859
Amortization	1,495	4,523	6,018
Disposals	—	(8)	(8)
Exchange difference	—	8	8
At December 31, 2020	3,250	17,627	20,877
Amortization	2,460	4,591	7,051
Impairment	—	148	148
Disposals	—	—	—
Exchange difference	—	43	43
At December 31, 2021	$5,710	$22,409	$28,119
Net book value:
At January 1, 2019	$5,037	$7,372	$12,409
At December 31, 2019	8,982	7,714	16,696
At December 31, 2020	13,548	11,764	25,312
At December 31, 2021	$29,385	$8,599	$37,984
In the year ended December 31, 2020, the Company purchased licenses for the 5G product development with payments spread over up to 18 months from the acquisition date. The liability was a current trade payables as of December 31, 2020. In the year ended December 31, 2021, the Company started capitalizing costs related to the development of the 5G.

9. Inventories

	At December 31,
	2019	2020	2021
	(in thousands)
Components	$2,645	$2,138	$2,683
Finished goods	4,702	4,996	5,091
Total inventories at cost	$7,347	$7,134	$7,774
Provision for slow-moving or damaged components	$2	$2	$225
Provision for slow-moving or damaged finished goods	681	907	1,116
Total provision for slow-moving or damaged inventory	$683	$909	$1,341
Components, net	$2,643	$2,136	$2,458
Finished goods, at the lower of cost and net realizable value	4,021	4,089	3,975
Total net inventories	$6,664	$6,225	$6,433
The provisions for slow-moving or damaged inventory are related to units either damaged or in excess of the units needed to serve the expected demand for identified customers and projects.

10. Trade receivables and contract assets
Trade receivables and contract assets are non-interest bearing. Trade receivables generally have 30-90 day payment terms.

	At December 31,
	2019	2020	2021
	(in thousands)
Trade receivables	$11,957	$20,537	$16,876
Contract assets	1,587	371	789
Provision for credit notes to be issued	(848)	(536)	(465)
Provisions on trade receivables	(2,719)	(2,724)	(2,789)
Net trade receivables	$9,977	$17,648	$14,411
In the years ended December 31, 2019, 2020 and 2021, the Company recorded credit notes primarily related to customer rebate programs. Such rebates are recorded as a reduction of revenue in the same period that the product is delivered.
The movements in the provision for impairment of receivables were as follows:

	December 31,
	2019	2020	2021
	(in thousands)
At January 1,	$2,592	$2,719	$2,724
Charge for the year	515	47	65
Utilized amounts	(388)	—	—
Unutilized amounts	—	(42)	—
At year end	$2,719	$2,724	$2,789

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
In the year ended December 31, 2019, the Company recognized a provision for impairment of $515,000 included in the Consolidated Statement of Operations in General and administrative. In the year ended December 31, 2020, the Company impaired additional trade receivables for $47,000. In the year ended December 31, 2021, trade receivables of $65,000 were recorded as impaired. Trade receivables impaired are related primarily to significantly aged receivables, which the Company no longer expects to collect although still subject to enforcement.

As at year end, the aging analysis of trade receivables and contract assets that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2019	$9,977	$6,265	$2,125	$130	$371	$1,086
At December 31, 2020	$17,648	$14,232	$2,879	$53	$—	$484
At December 31, 2021	$14,411	$13,587	$241	$—	$—	$583

Due to its historical experience, the Company does not assign credit risk rating grades to its trade receivables, but assesses credit risk at the customer level. Based on an analysis of historical credit losses, the Company has not applied any expected credit losses to its outstanding receivables as of the year end beyond specific provisions for doubtful accounts.

11. Cash, cash equivalents and short-term deposits

	At December 31,
	2019	2020	2021
	(in thousands)
Cash at banks	$2,591	$7,567	$4,828
Cash equivalents	11,507	7	7
Short-term deposits	—	10,900	—
Cash, cash equivalents and deposits	$14,098	$18,474	$4,835
Cash at banks earns no interest. Cash equivalents in money market funds and short-term deposits are invested for short-term periods depending on the immediate cash requirements of the Company, and earn interest at market rates for short-term investments. The fair value of cash, cash equivalents and short-term deposits is equal to book value. Most of the cash, cash equivalents and short-term deposits is held in U.S. dollar and euros as follows:

	At December 31,
	2019	2020	2021
	(in thousands)
U.S. dollar denominated accounts	$13,702	$18,135	$2,869
Euro denominated accounts	301	154	1,564
GBP denominated accounts	37	76	143
SGP denominated accounts	12	44	47
NIS denominated accounts	19	14	160
RMB denominated accounts	11	29	35
Other currencies denominated accounts	16	22	17
Cash, cash equivalents and short-term deposits	$14,098	$18,474	$4,835

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
Authorized capital, in number of shares
Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, warrants, restricted share awards and conversion of convertible debt, or which the shareholders have otherwise authorized for specific capital increases. At December 31, 2021, taking into account resolutions for capital increases approved by the shareholders in June 2021, authorized capital was 311,675,848 ordinary shares with a nominal value of €0.02 each (244,254,014 and 147,036,688 ordinary shares at December 31, 2019 and 2020, respectively).
There is one category of authorized shares: ordinary shares. On November 29, 2019, the Company modified the ratio of shares per ADS from one share per ADS to four shares per ADS.
Shares issued and fully paid

	At December 31,
	2019		2020		2021
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Ordinary shares	95,587,146	€1,912	133,934,090	€2,678	151,419,322	€3,028
Converted to U.S. dollars at historical exchange rates		$2,403		$3,269		$3,687
Other capital reserves
Other capital reserves include the accumulated share-based payment expense as of period end, the counterpart of which is in retained earnings (accumulated deficit) as the expense is reflected in profit and loss, as well as the fair value of the convertible debt embedded derivatives at the time of conversion rate was fixed in 2016, the change in fair value of the conversion options resulting from the 2017 and 2018 amendments, the value of the conversion option of the 2018 and 2019 convertibles, the value of warrants issued to the holder of the 2015 convertible note in connection with the September 2018 amendment, the value of warrants issued to the holder of the venture debt, the deferred tax impact related to the equity component of the convertible debts and venture debt, the initial fair value of the convertible debt embedded derivatives at the time the amendments were signed in 2020, the reversal of deferred tax liabilities on the equity component of the amended convertible debts and the value of the conversion option of the 2015, 2016 and 2019 convertibles debts.
Dividend rights
Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2019, 2020 or 2021. Dividend distributions by the Company, if any, will be made in euros.

Capital transactions

On April 9, 2021, the Company increased its capital in connection with a private placement with Lynrock Lake Master Fund LP by issuing 7,272,724 ordinary shares at $1.375 per ordinary share (or $5.50 per ADS). The total offering amounted to $9,999,996. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $172,698 recorded in share capital and by $9,827,297 in share premium. Costs directly attributable to the equity transaction amounting to approximately $0.1 million were deducted from the share premium.
On January 13, 2021, January 17, 2021 and February 12, 2021, Nokomis Capital, L.L.C, converted portions of the convertible note issued in 2015 totaling a principal value of $7,750,000, plus accrued interest and conversion bonus of $4,536,438, into a total of 7,227,308 ordinary shares. $175,239 was recorded in share capital in the Consolidated Statement of Financial Position and $12,111,185 in share premium.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

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
In the years ended December 31, 2019, 2020 and 2021, ordinary shares were issued upon exercise of options and warrants as described in Note 13 to the Consolidated Financial Statements.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

13. Share-based payment plans
The expense recognized for employee and other services received during the year ended December 31, 2021 and arising from equity-settled share-based payment transactions was $5,135,000 (2019: $1,797,000; 2020: $2,985,000). Of this total, $76,000 in 2021 (2019: $22,000; 2020: $4,000), related to warrants plans for board members and consultants considered equivalent to employees.
The breakdown is as follows:

	Year ended December 31,
	2019	2020	2021
	(in thousands)
Cost of revenue	$10	$42	$57
Research and development	$508	$1,394	$2,109
Sales and marketing	$282	$529	$970
General and administrative	$997	$1,020	$1,999
Total	$1,797	$2,985	$5,135
Stock options, warrants and restricted share awards give the right to acquire ordinary shares. The exercise price for options and warrants is based on the closing market price on the effective date of grant. There is no exercise price for restricted share awards; the beneficiary receives title to the underlying ordinary shares with no cash payment at the end of the vesting period. In general, the contractual life of the stock options and warrants is ten years. There are no cash settlement alternatives, and the Company has not developed a practice of cash settlement.
There have been no cancellations or modifications to any of the plans during the years ended December 31, 2019, 2020 or 2021.
General employee stock option and restricted shares awards
All employees of the French parent company and its subsidiaries are entitled to a grant of stock options or restricted shares awards.
In general, vesting of the stock options occurs over four years, with 25% vesting after the first anniversary of grant and the remaining 75% vesting monthly over the remaining 36 months. Restricted shares awards (RSA) vest over four years, with either 25% vesting after the 1-year anniversary of the grant and the remaining 75% of the grant vesting quarterly over the remaining 3 years, or with 50% vesting after the 2-year anniversary of the grant and the remaining 50% vesting quarterly over the remaining 2 years. From time to time, vesting of founders' warrants, stock options and restricted shares may be linked to employee performance with different vesting periods. Vested restricted shares may be sold only beginning two years after the effective date of grant.
All expenses related to these plans have been recorded in the Consolidated Statement of Operations in the same line items as the related employees’ cash-based compensation.
Warrant plans for board members and consultants
The Company awards warrants to members of the board of directors following approval by the shareholders and to a limited number of consultants who have long-term relationships with the Company. Vesting may be over a one-year, two-year, three-year or four-year period, or may be immediate, depending on the nature of the service contract. All expenses related to these plans have been recorded in the Consolidated Statements of Operations in the same line items as the related service provider’s cash-based compensation.
Movements in the periods presented
The following table illustrates the number of shares (ADS equivalents are not presented) and weighted average exercise prices (WAEP) of, and movements in, stock options and warrants during the period:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	December 31,
	2019		2020		2021
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1,	5,983,452	$3.50	5,771,960	$3.46	5,687,367	$3.41
Granted during the year	312,000	$0.89	252,000	$1.51	1,076,000	$1.55
Forfeited during the year	(452,992)	$2.56	(207,265)	$1.84	(139,722)	$1.85
Exercised during the year(1)	—	$—	(24,828)	$1.29	(94,008)	$1.47
Expired during the year	(70,500)	$1.34	(104,500)	$5.21	(1,296,200)	$8.35
Outstanding at period end	5,771,960	$3.46	5,687,367	$3.41	5,233,437	$1.73
Of which, warrants for consultants equivalent to employees	177,500	$2.70	155,500	$2.30	203,000	$1.79
Exercisable at period end	5,114,422	$3.55	5,180,701	$3.45	3,977,831	$1.79
Of which, warrants for consultants equivalent to employees	160,833	$2.84	155,500	$2.30	165,667	$1.72
(1)The weighted average share estimated fair value at the dates of exercise of these options was $1.78 in 2021 and $1.72 in 2020

The following table illustrates the number of, and movements in, restricted shares awards (RSA) based on the number of ordinary shares (ADS equivalents are not presented) during the period:

	December 31,
	2019	2020	2021
Outstanding at January 1,	2,746,181	5,883,187	9,525,135
Granted during the year	4,180,218	5,475,616	4,426,496
Forfeited during the year	(184,314)	(165,528)	(628,186)
Vested during the year	(858,898)	(1,668,140)	(2,943,964)
Outstanding at period end	5,883,187	9,525,135	10,379,481
Prior to the initial public offering in April 2011, exercise prices were denominated in euros. Since the IPO, exercise prices are denominated in U.S. dollars. Euro-denominated exercise prices were converted to U.S. dollars at the historical exchange rate for purposes of presentation in this table.
The weighted average remaining contractual life of stock options and warrants outstanding as December 31, 2021 was 3.0 years (2020: 3.4 years; 2019: 4.3 years).
The range of exercise prices per share for stock options and warrants outstanding at December 31, 2021 was $0.89 - $3.31 and, $0.89—$8.50 at December 2020 and 2019.
The weighted average fair value of stock options and warrants granted during the year ended December 31, 2021 was $0.72 (2020: $0.73; 2019: $0.41). The weighted average fair value of the restricted shares awards granted during the year ended December 31, 2021 was $1.14 (2020: $1.32; 2019: $0.74). The fair value is measured at the grant date. The following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2019, 2020 and 2021:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	December 31,
	2019	2020	2021
Dividend yield (%)	—	—	—
Expected volatility (%)	55	57	59
Risk–free interest rate (%)	—	—	—
Assumed annual lapse rate of awards (%)	10 for all except 2 for warrants and a limited group of beneficiaries	12 for all except 2 for warrants and a limited group of beneficiaries	15 for all except 2 for warrants and a limited group of beneficiaries
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price ($)	0.75	1.33	1.22
Model used	Binomial	Binomial	Binomial
For the years ended December 31, 2021, 2020 and 2019 the expected volatility assumption is based on the Company’s volatility since its initial public offering in 2011.
Stock options and warrants can be exercised during a period after the vesting date until the plan terminates. In the pricing model, the assumption was made that plan participants will exercise before the end of the exercise period if the share price reaches a certain multiple of the exercise price.
If a sell-price multiple of 3 instead of 2 had been used (no impact on the restricted shares) and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for stock options, warrants and restricted shares awards granted through December 31, 2021 would have decreased by approximately (8.18)% (2020: (10.05)%; 2019: (9.46)%).
The expected life of the stock options and warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.
14. Interest-bearing loans and borrowings

		At December 31,
	Note	2019	2020	2021
		(in thousands)
Current
Convertible debt	14.1	7,329	—	—
Venture debt	14.2	5,109	6,104	—
Interest-bearing receivables financing	14.3	4,068	14,228	9,518
Total current portion		$16,506	$20,332	$9,518
Non-current
Convertible debt	14.1	$23,342	$26,074	$36,373
Convertible debt embedded derivative	14.1	—	12,395	10,081
Venture debt	14.2	7,071	2,172	—
Total non-current portion		$30,413	$40,641	$46,454
As of December 31, 2021, the Company had no drawn or undrawn committed borrowing or overdraft facilities in place.

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
The 2015, 2016, 2018 and 2019 notes (together, “the Nokomis Notes”) are unsecured obligations of the Company. The Nokomis Notes issued in 2015, 2016, 2018 and in May 2019 matured on April 14, 2021, and the 2019-2 Nokomis Note will mature on August 16, 2022, except if the Company exercises its option to extend the term of the notes as provided in the March 20, 2020 amendments. The Company has considered that the options to extend the terms will be exercised and therefore, has

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
included the Nokomis Notes in non-current liabilities on the statement of financial position at December 31, 2020 and 2021. The Nokomis Notes are not redeemable prior to maturity. The accreted principal amounts of the Nokomis Notes are convertible at any time or times on or after the issuance dates until maturity, in whole or in part, subject to certain adjustments for significant corporate events, including certain dilutive issuances, dividends, stock splits and other similar events. Interest accrues on the unconverted portion of the Nokomis Notes at the rate of 7% per year (unless the above options are exercised), and is paid in kind annually on the anniversaries of the issuance of the Nokomis Notes. The Nokomis Notes also provide for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Nokomis Notes to become or to be declared due and payable.
In the event of a recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company’s assets or other transaction, which in each case results in the Company’s shareholders receiving stock, securities or assets with respect to or in exchange for their ADSs or ordinary shares, the holders shall elect, at their option, either (a) to require the Company to repurchase for cash the entire accreted principal amount of the Nokomis Notes or (b) to convert the Nokomis Notes in their entirety.
The Nokomis Notes contain customary ongoing covenants of the Company. In addition, the Nokomis Notes provide that the Company will not grant a consensual security interest or pledge its personal property assets to a third-party lender (with certain limited exceptions) during the time that the notes are outstanding. Any amendment or waiver of the terms of the Notes requires the affirmative consent of the holders.

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

The embedded derivatives of the Nokomis Notes were valued using the Geometric Brownian Motion framework relying on Monte-Carlo simulations. On March 20, 2020, the initial fair value of the embedded derivative of the notes was calculated to be $5,266,000 and recorded in Other Capital reserves in shareholders' equity. The change in fair value is remeasured and recorded as financial income or loss at each statement of financial position date.

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

On January 13, 2021, January 17, 2021 and February 12, 2021, Nokomis Capital, L.L.C, converted portions of the convertible note issued in 2015 with a total principal value of $7,750,000 plus accrued interest and conversion bonus of $4,536,438, into a total of 7,227,308 ordinary shares. The recalculated fair value of the embedded derivatives related to the note at the conversion dates was $6,534,000 and the change of the fair value amounted to a loss of $3,269,000. The difference between the capital increase, the liability component and the fair value of the embedded option has been recorded in Other Capital Reserves in shareholders’ equity for an amount of $5,386,000.
On April 9, 2021, the Company entered into a convertible note agreement with Lynrock Lake Master Fund LP in the principal amount of $40.0 million (the "Lynrock Lake Note"). The Lynrock Lake Note matures in April 2024 and is convertible, at the holder’s option, into the Company’s shares at a conversion rate of $1.915 per share (representing $7.66 per ADS), subject to a 9.9% ownership limit for Lynrock Lake. The Lynrock Lake Note earns interest annually at an interest rate of 5.0625% for cash payments or 6% for payment in kind accruals. The Company retains an option to call the Lynrock Lake Note under certain circumstances after 12 months, either in full or in part. If a change of control occurs at any time prior to the payment of the note in full, Lynrock Lake Master Fund LP shall have the right, in its sole discretion, to require the Company to convert or redeem all of the outstanding principal amount (including accrued interest and unpaid interest).
The Lynrock Lake Note was accounted for as compound financial instruments with two components:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and
•An embedded derivative, which reflects the value of the conversion option.

The initial fair value of the notes was split between these two components.
The fair value of the liability component on the issuance date represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company used 20.89% as the market rate of interest in order to value the liability components of the note on issuance. The embedded derivative of the Lynrock Lake Note was valued using the Geometric Brownian Motion framework relying on Monte-Carlo simulations. On April 9, 2021, the initial fair value of the embedded derivative of the notes was calculated to be $12,713,000 The change in fair value is remeasured and recorded as financial income or loss at each Statement of Financial Position date.
On April 14, 2021, the Company repaid the remaining amount of the Nokomis Notes that were due on April 14 (Nokomis Notes issued in April 2015 and in September 2018) with accrued paid-in-kind interest of 7%. $6,378,104 was repaid for the April 2015 convertible note ($4,250,000 in principal and $2,128,000 as accrued interest) and $5,346,699 ($4,500,000 in principal and $847,000 as accrued interest) for the September 2018 convertible note. The recalculated fair value of the embedded derivatives at the repayment date was $4,645,000 and was recorded as financial income in the Consolidated Statement of Operations and the change of the fair value amounted to a loss of $934,000.
At December 31, 2021, the recalculated fair value of the remaining Nokomis Note and the Lynrock Lake Note embedded derivatives was a total of $10,081,000 and the change of the fair value of $3,848,000 for the year ended December 31, 2021 was recorded in the Consolidated Statement of Operations.

The conversion rates of the convertible notes outstanding as of December 31, 2021, are as follows:

	Conversion rate per share	Conversion rate per ADS
2019-2 Nokomis Note	$1.03	$4.12
2021 Lynrock Lake Note	$1.915	$7.66

14.2. Venture debt
On October 26, 2018, the Company entered into a bond issuance agreement with Harbert European Specialty Lending Company II S.a.r.l (the “Harbert”) whereby Harbert agreed to loan to the Company €12 million ($14.0 million using the exchange rate as of October 26, 2018), at a stated rate of interest of 9%, to be repaid monthly over 42 months (the “Bond”).The Company could redeem or repurchase the notes before the maturity date, subject to making certain contractual payments. The contract also required the Company to pay an additional fee equal to 2.5% of the principal at the end of the term. The Bond was secured by various assets of the Company (See Note20), including intellectual property, and was senior to all the convertible notes. Also on October 26, 2018, the Company issued to Harbert, for a total subscription price of $1.00, warrants to acquire 816,716 shares at an exercise price of $1.34 per share ($5.36 per ADS after the modification of the ratio of shares per ADS). Such warrants are exercisable at any time and expire October 26, 2028.

The amounts received from Harbert, net of transaction costs, were allocated to (i) the warrants for an amount of €712,000 ($819,000 using the exchange rate as of October 26, 2018), which was recorded in Other Capital Reserves in shareholders’ equity, and (ii) the liability component for €10.9 million ($12.8 million using the exchange rate as of October 26, 2018).

During the first twelve months, Sequans was only required to make interest payments. Beginning in November 2019, the Company began to make monthly principal and interest payments of €448,000 ($550,000 using the exchange rate as of December 31, 2020) and which were to continue until April 26, 2022. On April 15, 2021, following the issuance of new convertible debt and a private placement (see Notes 12 and 14.1), the Company used a portion of these proceeds to prepay in full all amounts due to Harbert. Interest expense related to the venture debt recorded during the year ended December 31, 2021 amounted to $819,000 ($1,451,000 and $1,796,000 during the years ended December 31, 2020 and 2019, respectively), and $701,000 was paid during the period ($940,000 and $1,209,000 paid in 2020 and 2019, respectively). Repayments of principal during the year ended December 31, 2021 amounted €6,588,007 ($7,869,000 using the average exchange rate of 2021). In 2020, repayments of principal amounted to €4,547,000 ($5,165,000 using the average exchange rate of 2020). In 2019, repayments of principal amounted to €719,000 ($801,000 using the average exchange rate of 2019). The prepayment in full was

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
considered a debt renegotiation. The positive impact of $532,000 was recognized as financial income in the Consolidated Statement of Operations.

14.3. Interest-bearing financing of receivables
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from product sales to qualifying customers, up to the amount covered by the Company's credit insurance per customer. In July 2017, the Company signed an amendment to the initial agreement to include limited financing of accounts receivable from service sales of $800,000. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest at LIBOR 3 months +1.5% which represents approximately a rate of 1.87% on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At December 31, 2021, $5,651,000 ($10,421,000 at December 31, 2020 and $4,068,000 at December 31, 2019) had been drawn on the line of credit and recorded as a current borrowing.
In May 2020, the Company entered into an agreement to finance the 2020 research tax credit receivable as it is earned over the year. At December 31, 2020, the amount financed was $3,807,000, recorded as current liabilities. The retention amount of $762,000 was received in 2021 and the remaining amount of $113,000 was expected to be received in 2026. After the payment of the retention amount, the interest-bearing financing debt was netted with the research tax credit receivable. The effective interest rate of 6.45% includes expenses related to the financing.
In February 2021, the Company entered into a new agreement to finance the 2021 research tax credit as it is earned over the year. At December 31, 2021, the amount financed was $3,867,000, recorded as current liabilities and does not include retention of $1,562,000, which is expected to be received in 2022 ($1,436,000) and in 2027 ($126,000). The effective interest rate of 6.20% includes expenses related to the financing.

15. Lease liabilities
The Company recognized right-of-use of assets of $3,374,000 (included in property, plant and equipment in the Consolidated Statements of Financial Position). Identified lease contracts mainly relate to real-estate rental agreements and IT and office equipment leases. The lease liabilities were discounted at an incremental borrowing rate of 14.2%.
The table below presents the carrying amounts of right-of-use assets recognized and the movements during the period:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	Real-estate	IT and office equipment	Total
	(In thousands)
As at January 1, 2019	4,159	397	4,556
Additions	847	—	847
Depreciation expense	(1,064)	(290)	(1,354)
As at December 31, 2019	$3,942	$107	$4,049
Additions	1,448	625	2,073
Disposals	(207)	(255)	(462)
Depreciation expense	(1,184)	(260)	(1,444)
Amortization disposals	185	255	440
As at December 31, 2020	$4,184	$472	$4,656
Additions	437	—	437
Disposals	(210)	(547)	(757)
Depreciation expense	(1,151)	(108)	(1,259)
Amortization disposals	114	183	297
As at December 31, 2021	$3,374	$—	$3,374
The table below present the carrying amounts of lease liabilities and the movements during the period:

	Lease liabilities	Current	Non-current
	(In thousands)
As at January 1, 2019	$4,623	$1,415	$3,208
Additions	732
Interests expense	622
Foreign exchange loss (gain)	49
Payments	(1,922)
As at December 31, 2019	$4,104	$900	$3,204
Additions	1,750
Interests expense	780
Foreign exchange loss (gain)	363
Payments	(1,221)
As at December 31, 2020	$5,776	$1,014	$4,762
Additions	437
Disposals	(993)
Interests expense	760
Foreign exchange loss (gain)	(297)
Payments	(1,063)
As at December 31, 2021	$4,620	$1,247	$3,373
The rental charges relating to short-term and low value leases remained classified as operating expenses in the Consolidated Statements of Operations and amounted to $1,411,000 for the year ended December 31, 2021 ($660,000 and $810,000 for the years ended December 31, 2020 and 2019, respectively).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
16. Government grant advances and loans

		December 31,
	Note	2019	2020	2021
		(in thousands)
Current
Government grant advances	16.1	$349	$693	$3,317
Research project financing	16.2	674	1,288	1,057
Government loans	16.2	449	1,886	1,832
Total current portion		$1,472	$3,867	$6,206
Non-current
Government grant advances	16.1	$510	$642	$2,048
Research project financing	16.2	4,652	4,625	2,248
Government loans	16.3	348	4,611	3,084
Accrued interest	16.2	640	1,325	1,974
Total non-current portion		$6,150	$11,203	$9,354

Historically the Company has succeeded in obtaining partial financing of some its research and development projects in the form of government collaborative projects. In most cases, the financing is partly in the form of a grant, which is recorded as a reduction of research and development expense as the project progresses, and partly in the form of an interest-free or low-interest advance to be repaid after commercial launch of the financed product. When the Company is awarded a new project, the total amount of the financing is recorded as a receivable with a corresponding liability. The financing generally is paid partially upfront and then based on achievement of project milestones.
16.1. Government grant advances

In 2021, the Company was named as a participant in two new collaborative projects with combined funding of €6,326,000 ($7,650,000 using the exchange rate of the grant dates) which is expected to be released to the Consolidated Statement of Operations over the lives of the projects, estimated to be approximately three years for both projects.

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

16.2. Research project financing

In October 2014, Bpifrance, one of the Company’s shareholders as well as the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding amounted to €6,967,000 ($8,988,000 using the exchange rate of the funding dates) with a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The funding was paid in three installments, the last of which was received in 2019 for €992,000 ($1,126,000 using the exchange rate of the payment date). The grant was recognized as a reduction of research and development expense when corresponding expense was incurred. The forgivable loan advance will be repaid from March 31, 2019 to December 31, 2024 of which €675,000 ($804,000 using the exchange rate of the payment dates) in principal and interests was paid in 2021 (€300,000, or $355,000 in 2020; €150,000, or $168,000, in 2019), and bears interests at a 1.53% fixed contractual rate. The difference between the amount of grant received and the present value amounted to a reduction of $115,000 in the debt carrying value, with such difference being amortized over the contract period. If the sales of the product developed under this program are in excess of €350 million ($396 million using the exchange rate as of December 31, 2021) during a period of three years, then the Company shall pay for three consecutive years after the date of the termination of the reimbursement a bonus to Bpifrance of 1% of annual revenues

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
generated by products issued from the project (up to a maximum of €350,000,000 or $396,410,000 over a period of ten years). The Company doesn’t expect to perform any repayment to BPI.
In January 2016, Bpifrance provided funding to the Company for a new long-term research project, completed in early 2020. The total of the funding amounted to €2,095,000 ($2,288,000 using the exchange rate of the grant date) comprising a portion in the form of a grant (€668,000 or $729,000) and a portion in the form of a forgivable loan (€1,427,000 or $1,558,000). The funding was paid in four installments, the last of which was received in February 2020 for €365,000 ($405,000 using the exchange rate of the funding date). The grant was recognized as a reduction of research and development expense when corresponding expense was incurred. The forgivable loan advance was to be repaid, except if the project is a commercial failure, from July 1, 2020 to July 1, 2024 and bears interests at a 1.17% fixed contractual rate. The difference between the amount of grant received and the present value of future payments discounted using interest rate applied for standard loans with similar maturity amounted to a reduction of $30,000 in the debt carrying value, with such difference being amortized over the contract period. In late 2020, the Company determined that there was not enough market interest for the radio frequency of the product development funded by this grant, and abandoned the project. A request for forgiveness of the debt was made and in April 2021 Bpifrance forgave a large portion of the advance, effectively transforming the forgiven advance to a grant and resulting in a one-time benefit of €1,214,000 ($1,442,111 using the exchange rate of the period), recorded as a reduction of Research and Development expenses. The unforgiven portion of €213,000 ($241,000) was reimbursed in February 2022.
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
The estimated market rate of interest applied in 2021, 2020 and 2019 was between 1.80% and 2.30%. Accrued interest of $563,000 was recorded as of December 31, 2021 ($560,000 as of December 2020 and $370,000 as of December 31, 2019).

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
On April 30, 2020, the Company finalized €5 million of French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan. The French loan is unsecured and can, at Sequans’ option, be repaid in full in one year plus 1.75% interest or, with one month to four months’ notice before April 30, 2021, be repaid over the following five years. In March 2021, the Company exercised the option to repay over five years with an additional deferral (from August 2022 to May 2026, only interest will be paid from August 2021 to May 2022). As of December 31, 2021, $1,380,000 has been classified as current and $4,511,000 as non-current.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

17. Provisions

	Post- employment benefits	Other provisions	Total	Current	Non current
	(in thousands)
At January 1, 2019	$990	$1,051	$2,041	$352	$1,689
Effect of application of the IFRS IC decision on IAS 19	(326)	—	(326)	—	—
At January 1, 2019 restated	664	1,051	1,715	352	1,363
Arising (released) during the year	94	190	284	—	—
Effect of application of the IFRS IC decision on IAS 19	(8)	—	(8)	—	—
Released (used) during the year	(21)	(352)	(373)	—	—
Released (unused) during the year	—	(47)	(47)	—	—
At December 31, 2019	729	842	1,571	—	1,571
Arising (released) during the year	92	378	470	—	—
Effect of application of the IFRS IC decision on IAS 19	13	—	13	—	—
Released (used) during the year	—	—	—	—	—
Released (unused) during the year	—	(411)	(411)	—	—
At December 31, 2020	834	809	1,643	89	1,554
Arising (released) during the year	(28)	850	822	—	—
Released (used) during the year	—	(90)	(90)	—	—
Released (unused) during the year	—	(238)	(238)	—	—
At December 31, 2021	$806	$1,331	$2,137	$—	$2,137
The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees if they retire as a Company employee. The comprehensive income (loss) for 2021 includes $20,000 of actuarial loss (actuarial gain of $9,000 in 2020 and actuarial loss of $93,000 in 2019 after effect of application of the IFRS IC decision as described in Note 2.2). One employee retired during the year ended December 31, 2019. No employee retired in 2020 or 2021.
The main assumptions used in the calculation are the following:

	2019	2020	2021
Discount rate	0.77%	0.34%	0.98%
Salary increase	Between 1.5% and 3.5%	Between 1.5% and 3.5%	Between 1.5% and 3.5%
Retirement age	60-62 years	60-62 years	60-62 years
Turnover: depending on the seniority	Decrease by age from 2% for directors, Vice presidents and managers and from 10% for other employees. 0% for executive team	Decrease by age from 2% for directors, Vice presidents and managers and from 10% for other employees. 0% for executive team	Decrease by age from 2% for directors, Vice presidents and managers and from 12% for other employees. 0% for executive team
At December 31, 2019, 2020 and 2021, “Other provisions” include primarily estimated royalty payments assessed on sales of modules to holders of patents which may be deemed as essential under the requirements of the LTE standard. The royalty provision is based on management’s judgment, taking into consideration the published royalty rates, various legal decisions, articles, reports and industry discussions on the subject which were available, and is recorded in the cost of product revenue. The Company’s modules are considered as final products incorporating the full LTE function, and therefore may have royalties assessed on their sale; no royalties are accrued on the sales of chips as the full LTE functionality is not included in the chip and it is not current industry practice to license standard-essential patents at the component level.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

18. Trade payables, other current liabilities and current contract liabilities

	At December 31,
	2019	2020	2021
	(in thousands)
Trade payables	$8,834	$15,701	$13,916
Other current liabilities:
Employees and social debts	3,575	7,424	7,987
Provisions	—	89	—
Others	965	963	1,193
Total other current liabilities	$4,540	$8,476	$9,180
Contract liabilities:
License and development services agreement (See Note 19)	5,085	12,392	8,201
Deferred revenue	727	753	476
	$5,812	$13,145	$8,677
Terms and conditions of the above financial liabilities:
•Trade payables are non-interest bearing and are generally settled on 30-day terms.
•Other current liabilities, primarily accrued compensation and related social charges, are non-interest bearing.
•Certain upfront payments received from strategic partners are deemed to include a financing component, and as such, bear interest.
Deferred revenue is primarily related to maintenance services. At December 31, 2019, 2020 and 2021, deferred revenue totaled $727,000 (recognized in 2020), $753,000 (recognized in 2021) and $476,000 (expected to be recognized during 2022), respectively.

19. Other non-current liabilities

	At December 31,
	2019	2020	2021
	(in thousands)
Trade payables	1,139	851	964
Deferred tax liabilities	429	19	138
Contract liabilities:
License and development services agreement	11,249	2,343	2,706
Deferred revenue	323	54	—
Total contract liabilities	$11,572	$2,397	$2,706
As of December 31, 2019, trade payables included the non-current part of a supplier debt related to acquisition of certain intangible assets of $1,916,000, which is scheduled to be paid in 27 months. The non-current portion amounted to $1,139,000 As of December 31, 2020, $1,139,000 remained of this liability ($244,000 as the non-current portion). As of December 31, 2021, $244,000 remained as current portion. In the year ended December 31, 2021, the Company contracted a new supplier debt related to the acquisition of certain intangible assets. As of December 31, 2021, $279,000 remained of this liability ($184,000 as the non-current portion). In January 2020, the Company entered into an agreement with a technology company based in Israel to transfer a team of engineers to the Company for the purpose of accelerating 5G new product development. The remaining amount to be paid in June 2024 for this agreement is $1,430,000. This amount has been discounted and as of December 31, 2021, $780,000 is included in non-current trade payables ($607,000 as of December 31, 2020), and the Company records interest expense associated with this amount each reporting period.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
In December 2019, the Company recognized a net deferred tax liability of $429,000 related mainly to a deferred tax liability on the equity component of the convertible debts including $2,591,000 related to the convertible notes, recorded in equity, partially offset by a deferred tax asset related to unused tax losses which could be utilized in the period into which taxable temporary differences are expected to reverse. Following the convertible notes amendments signed in March 2020, the Company recognized a deferred tax liability of $398,000 through profit and loss and the reversal of the deferred tax liability of $809,000 through equity. At December 31, 2021, the Company recognized a net deferred tax liability of $138,000 ($19,000 at December 31, 2020) related to origination and reversal of timing differences.
On October 24, 2019, the Company signed a multi-year, non-exclusive license and development services agreement with a strategic partner, a Fortune Global 500 company, with an estimated value exceeding $35 million over more than 3 years, subject to the Company achieving certain pre-agreed milestones. The agreement provided for an upfront payment of $18 million, which was received in October 2019, and recorded as a contract liability upon receipt. Quarterly payments of $1.8 million was paid to the Company beginning August 2021 with the remaining consideration to be paid upon completion of the final milestone expected to occur in July 2023. The contract also includes clauses that allow for termination in certain circumstances, or in some cases of a change in control of the Company, which could result in a refund of certain or all amounts received under the contract, depending on the circumstances. The Company determined that this agreement includes a financing component related to the upfront payment, which results in the recognition of interest expense over a portion of the term of the agreement. In the year ended December 31, 2021, the Company recognized revenues for an amount of $11,419,000 ($9,155,000 in 2020 and $2,285,000 in 2019) as a result of development services performed and interest expenses on the upfront payment of $1,628,000 ($3,221,000 in 2020 and $619,000 in 2019). At December 31, 2021, the net remaining contract liability of $4,211,000 was presented on the Statement of Financial Position as current contract liabilities reflecting the expected net amount of revenue less interest expenses to be recognized in the year ended December 31, 2022.
In December 2020, the Company signed a 5G technology access and license agreement with another strategic partner for an amount of $4,500,000. The agreement provided for an upfront payment which was received in January 2021. The Company determined that this agreement includes a financing component related to the upfront payment, which will results in the recognition of interest expense over a portion of the term of the agreement. In the year ended December 31, 2021, the Company recognized revenues for an amount of $3,008,000 ($166,000 in 2020) as a result of development services performed and interest expenses on the upfront payment of $528,000. At December 31, 2021, the net remaining contract liability of $1,856,000 was presented on the Statement of Financial Position as current contract liabilities for $1,639,000 and the remaining amount of $214,000 as non-current liabilities.

In December 2021, the Company signed two amendments with the second strategic partner to extend the 5G technology access and license agreement. The first amendment was signed to extend the agreement to a manufacturing license for the 5G chip for a total amount of $5,000,000 of which $3,000,000 in cash which was received in February 2022 and $2,000,000 in the form of investments in production and testing equipment that will then be made available to Sequans for its own use. In the year ended December 31, 2021, the Company recognized revenues for an amount of $1,811,000, $1,500,000 as license fee and $311,000 as a result of development services performed and no interest expenses on the upfront payment. At December 31, 2021, the net remaining contract liability of $1,189,000 was presented on the Statement of Financial Position as current contract liabilities.
The second amendment is related to a manufacturing license for Monarch 2 chips and NB-IoT in India, for a total amount of $4,500,000 which was received in February 2022. The Company determined that this amendment includes a financing component related to the upfront payment, which will results in the recognition of interest expense over a portion of the term of the agreement. In the year ended December 31, 2021, the Company recognized revenues for an amount of $848,000 as license fees and no interest expenses on the upfront payment. At December 31, 2021, the net remaining contract liability of $3,652,000 was presented on the Statement of Financial Position as current contract liabilities for $1,160,000 and the remaining amount of $2,492,000 as non-current liabilities.
In December 2015, the Company entered into a contract with a customer for certain development services which resulted in the recognition of deferred revenues for $1,940,000 to be recognized on a straight-line basis over four years beginning when the customer’s product is certified by a major U.S. carrier which occurred in September 2017. In each of 2020 and 2019, $485,000 was recognized as revenue, and $323,000 in the year ended December 31, 2021. At December 31, 2021, no deferred revenue remained.

20. Information about financial instruments

20.1. Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2019	2020	2021	2019	2020	2021
	(in thousands)
Financial assets:
Trade and other receivables
Trade receivables and contract assets	$9,977	$17,648	$14,411	$9,977	$17,648	$14,411
Deposits and other receivables
Deposits	401	466	451	401	466	451
Other financial assets
Long-term investments	335	386	357	335	386	357
Financial instruments at fair value through other comprehensive income
Cash flow hedges	46	84	—	46	84	—
Cash, cash equivalents and short-term investments	14,098	18,474	4,835	14,098	18,474	4,835
Total financial assets	$24,857	$37,058	$20,054	$24,857	$37,058	$20,054
Total current	$24,121	$36,206	$19,246	$24,121	$36,206	$19,246
Total non-current	$736	$852	$808	$736	$852	$808
Financial liabilities:
Lease liability	4,104	5,776	4,620	4,104	5,776	4,620
Interest-bearing loans and borrowings:
Interest-bearing receivables financing	4,068	14,228	9,518	4,068	14,228	9,518
Convertible debt	30,671	26,074	36,373	30,706	26,074	36,493
Venture debt	12,180	8,276	—	12,180	8,276	—
Government loans	1,002	6,920	6,001	1,002	6,920	6,001
Research project financing	5,696	6,473	3,868	5,696	6,473	3,868
Convertible debt embedded derivative	—	12,395	10,081	—	12,395	10,081
Trade and other payables (current and non current)	9,973	16,552	14,880	9,973	16,552	14,880
Financial instruments at fair value through other comprehensive income
Cash flow hedges	—	—	50	—	—	50
Total financial liabilities	$67,694	$96,694	$85,391	$67,729	$96,694	$85,511
Total current	$27,363	$40,221	$27,631	$27,328	$40,221	$27,631
Total non-current	$40,331	$56,473	$57,760	$40,401	$56,473	$57,880
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
•Long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $335,000, $386,000 and $357,000 at December 31, 2019, 2020 and 2021, respectively. The carrying amounts approximate fair value measured based on significant observable input (Level 2).
•Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that the Company would pay or receive to settle the related agreements, by reference to published exchange rates (Level 2).
•At 2019, fair value of the debt components of convertible notes was calculated using the effective interest rate of the debt component of the last issued convertible notes in 2019 and amounted to $30,706,000. At December 31, 2020, the carrying amount of the debt components of convertible notes approximates fair value, because, with the amendment of the convertible notes in March 2020, the existing notes were extinguished and new notes issued with effective interest rate at the amendment date. At December 31, 2021, fair value of the debt components of convertibles notes was calculated using the effective interest rate of the debt component of the convertible note issued in April 2021 and amounted to $36,493,000.
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
As of December 31, 2019 there were no liabilities measured at fair value.
As at December 31, 2020, the Company held the following financial instruments carried at fair value on the statement of financial position:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Assets measured at fair value

	At December 31,
	2020	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	$386	—	$386	—
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	$84	—	$84	—
Liabilities measured at fair value

	At December 31,
	2020	Level 1	Level 2	Level 3
	(in thousands)
Convertible debt embedded derivative	12,395	—	12,395	—

As of December 31, 2021, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2021	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	357	—	357	—
Liabilities measured at fair value

	At December 31,
	2021	Level 1	Level 2	Level 3
	(in thousands)
Convertible debt embedded derivative	10,081	—	10,081	—
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	50	—	50	—

20.2. Financial instruments at fair value
The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.
The following tables present fair values of foreign currency derivative financial instruments at December 31, 2021, 2020 and 2019.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	At December 31, 2019
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S dollars)	€3,000	$46
Options (buy euros, sell U.S. dollars)	—	—
Total	€3,000	$46

	At December 31, 2020
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€2,250	$84
Options (buy euros, sell U.S. dollars)	—	—
Total	€2,250	$84

	At December 31, 2021
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€5,000	$(50)
Options (buy euros, sell U.S. dollars)	—	—
Total	€5,000	$(50)
The fair value of foreign currency related derivatives is included in the Consolidated Statement of Financial Position in "Other receivables" at December 31, 2019 and 2020 and in 'Other current liabilities" at December 31, 2021. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.
During the year ended December 31, 2021, the Company recorded a loss of $129,000 (gains of $31,000 and $57,000 for the years ended December 31, 2020 and 2019, respectively) in other comprehensive income (loss) related to the effective portion of the change in fair value of its cash flow hedges. During the year ended December 31, 2020 and 2021, the amount reclassified from other comprehensive income to Consolidated Statement of Operations was a gain of $150 and $53,000, respectively. As there was no derivative financial instrument outstanding at December 31, 2018, no amount was reclassified from other comprehensive income in the year ended December 31, 2019.
There was no ineffective portion of hedging instruments in the years ended December 31, 2019, 2020 and 2021.
The derivatives have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.
At December 31, 2021, the Company holds $1,966,000 in currencies other than the U.S. dollar compared with $339,000 at December 31, 2020 and $396,000 at December 31, 2019 (See Note 11). The amount received from the BPI loan in May 2020 and the 2020 and 2021 research tax credit financing were denominated in euros. At December 31, 2021, the Company has loans denominated in euros for a principal amount of $13,525,000 ($25,444,000 and $21,067,000 at December 31, 2020 and 2019, respectively).

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
Nearly 100% of total revenues and approximately 90% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. Approximately 63% of operating expense is denominated in euros. (See Note 20.2 regarding hedging arrangements). If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, as measured using the Company's 2021 weighted average exchange rate of one euro = $1.1907, the Company estimates the impact, in absolute terms, on operating expenses and on financial liabilities for the year ended December 31, 2021 would have been approximately $4.2 million.
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
The following table summarizes customers representing a significant portion of the Company’s total revenue:

Customer	Customer Location	% of total revenues for the year ended December 31,			Trade receivables at December 31,
		2021	2020	2019	2021	2020	2019
A	Taiwan	23%	20%	27%	545,000	4,767,000	1,383,000
B	United States of America	23%	18%	7%	1,800,000	—	250,000
C	China	14%	Less than 10%	Less than 10%	203,000	339,000	271,000
D	Japan	13%	Less than 10%	—%	7,736,000	5,120,000	—
E	South Korea	Less than 10%	45%	22%	583,000	5,209,000	2,680,000
F	Taiwan	Less than 10%	Less than 10%	10%	—	544,000	1,745,000

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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
The following table includes our contractual obligations, including interest, for existing financial liabilities as of the following dates:

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
	(in thousands)
At December 31, 2019
Research project financing	$739	$2,252	$2,601	$368	$72	$—	$6,032
Interest-bearing receivables financing	4,068	—	—	—	—	—	4,068
Government loans	478	466	229	—	—	—	1,173
Convertible debt	7,863	26,792	6,124	—	—	—	40,779
Venture debt	6,042	6,042	2,351	—	—	—	14,435
Lease liabilities	1,147	832	973	980	965	1,307	6,204
Trade payables	8,834	1,000	250	—	—	—	10,084
Other current liabilities	4,540	—	—	—	—	—	4,540
	$33,711	$37,384	$12,528	$1,348	$1,037	$1,307	$87,315
At December 31, 2020
Research project financing	$1,944	$2,387	$1,828	$425	$—	$—	$6,584
Interest-bearing receivables financing	14,228	—	—	—	—	—	14,228
Government loans	1,536	1,851	1,319	1,287	1,256	412	7,661
Convertible debt	—	—	—	35,506	—	—	35,506
Venture debt	6,600	2,568	—	—	—	—	9,168
Lease liabilities	1,777	2,027	1,407	1,184	1,177	359	7,931
Trade payables	15,701	250	—	1,430	—	—	17,381
Other current liabilities	8,386	—	—	—	—	—	8,386
	$50,172	$9,083	$4,554	$39,832	$2,433	$771	$106,845
At December 31, 2021
Research project financing	$1,057	$1,042	$1,684	$—	$—	$—	$3,783
Interest-bearing receivables financing	9,518	—	—	—	—	—	9,518
Government loans	1,240	1,573	1,483	1,452	714		6,462
Convertible debt (1)	—	—	54,623	—	—	—	54,623
Lease liabilities	1,238	1,043	965	1,052	322	—	4,620
Trade payables	13,916	171	1,477	—	—	—	15,564
Other current liabilities	9,180	—	—	—	—	—	9,180
	$36,149	$3,829	$60,232	$2,504	$1,036	$—	$103,750
(1) Based on the existing contractual terms as of December 31, 2021 and assuming the Company's options to extend maturity dates are exercised.
The Company’s liquidity risk for the next 12 months is described in note 2.1. The term of agreements with strategic partners which gave rise the contract liability recorded in the amount of $10,907,000, $14,735,000 and $16,334,000 as of December 31, 2021, 2020 and 2019, respectively, are described under note 19.
Capital management
The primary objective of the Company’s capital management is to continue to execute according to its business plans and budgets in order to achieve profitability and positive cash flow, and to maximize shareholder value.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
20.4. Changes in liabilities arising from financing activities, including government grants

(in thousands)	January 1, 2019 *	Cash flows	Foreign exchange movement	Accrued interest	Other(1)	December 31, 2019
Government grant advances and loans	$6,362	1,006	(112)	220	145	$7,621
Convertible debt	$19,723	7,967	—	5,844	(2,863)	$30,671
Venture debt	$12,634	(2,010)	(240)	1,796	—	$12,180
Lease liabilities	$4,623	$(1,922)	$49	$622	$732	$4,104
Interest-bearing financing of receivables	$10,295	(6,227)	—	—	—	$4,068
Total	$53,637	(1,186)	(303)	8,482	(1,986)	$58,644
* Restated to reflect the impact of the adoption of IFRS 16 Leases

(in thousands)	January 1, 2020	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment and conversion	Other(1)	December 31, 2020
Government grant advances and loans	$7,621	5,910	1,392	364	—	(217)	$15,070
Convertible debt	$30,671	2,050	—	7,902	(16,008)	1,459	$26,074
Venture debt	$12,180	(6,105)	750	1,451	—	—	$8,276
Lease liabilities	$4,104	(1,221)	363	780	—	1,750	$5,776
Interest-bearing financing of receivables	$4,068	9,914	175	71	—	—	$14,228
Total	$58,644	10,548	2,680	10,568	(16,008)	2,992	$69,424

(in thousands)	January 1, 2021	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment and conversion	Other(1)	December 31, 2021
Government grant advances and loans	$15,070	592	(449)	427		(80)	$15,560
Convertible debt	$26,074	27,957	—	6,193	(11,138)	(12,713)	$36,373
Venture debt	$8,276	(8,743)	180	819		(532)	$—
Lease liabilities	$5,776	(1,063)	(297)	760		(556)	$4,620
Interest-bearing financing of receivables	$14,228	21	(337)	282		(4,676)	$9,518
Total	$69,424	18,764	(903)	8,481	(11,138)	(18,557)	$66,071
(1) Amounts included in Other for 2019 mainly represent the amounts recorded in equity related to the issuance of debt with an equity component, the reduction of grants as the corresponding expense is incurred and new grants to be received. In 2019, 2020 and 2021, Other includes as well as additions in lease liabilities, which are non-cash. In 2020 and 2021, Other includes the liability component and the fair value of the embedded option of the convertible debts converted during the year. In 2021, Other includes the impact of the forgiveness of the government grant advance and of the netting of the interest-bearing financing debt with the Research tax credit receivable.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
21. Commitments and contingencies
Contingencies
From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business.
In August 2017, two securities class action lawsuits were filed, which were consolidated into a single lawsuit in September 2017, alleging violations of the U.S. federal securities laws by the Company, the Company's President and CEO, and the Company's Chief Financial Officer. The plaintiffs asserted claims primarily based on purported misrepresentations regarding Sequans’ revenue recognition policy in its Annual Reports on Form 20-F for the fiscal years ended 2015 and 2016. An amended complaint was filed in April 2018, and the Company and the individual defendants subsequently filed a motion to dismiss. On September 30, 2019, the Court issued a decision dismissing the claims against the Company's CFO, but permitting the claims against the Company and the Company's CEO to proceed. After a second mediation session in April 2020, the parties agreed to a settlement for an amount of $2.75 million, which was approved by the Court on September 28, 2020 and paid. The settlement amount and costs to defend were paid by the Company's insurers, except for the $700,000 retention amount paid by the Company and recognized in expense prior to 2020. The remaining amount of $95,000, recorded in other receivables on the Statement of Financial Position as of December 2020, have been paid by the insurers as of December 31, 2021.

Management is not aware of any other legal proceedings that, if concluded unfavorably, would have a significant impact on the Company's financial position, operations or cash flows.
Bank guarantee
A bank guarantee was issued in favor of the owners of leased office space in France, in order to secure six months of lease payments, for an amount of $357,000 as of December 31, 2021 ($386,000 and $330,000 as of December 31, 2020 and 2019, respectively). This guarantee was secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee. The total value of investments secured to cover this bank guarantee was $357,000 at December 31, 2021 ($386,000 and $335,000 at December 31, 2020 and 2019).
Pledge of assets

As security for the payment and repayment of the venture debt (see Note 14.2 to these Consolidated Financial Statements), the Company had granted to Harbert a first ranking pledge over the receivables the Company holds against its customers other than customers covered by the factoring agreement. The carrying amount was $7.4 million as of December 31, 2020 ($4.5 million as of December 31, 2019). The Company had also agreed to grant to Harbert a first ranking pledge over specified bank accounts, which had a carrying amount of $18.2 million as of December 31, 2020 ($13.9 million as of December 31, 2019) and a pledge over its patents, trademarks and other IP rights. The venture debt was repaid in 2021, so the Company has no pledge of assets anymore.
Purchase commitments
As of December 31, 2021, the Company had $13.5 million of non-cancelable purchase commitments with its third-party manufacturer and suppliers for future deliveries of equipment and components, principally during 2022.
22. Related party disclosures
There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions.
As of December 31, 2021, only Lynrock Lake owned 10% or more of the share capital of the Company.
As of December 31, 2020, only BPI France Participation - Fonds Large Venture, a fund managed by Bpifrance owned 10% or more of the share capital of the Company. As of December 31, 2021, BPI France Participation - Fonds Large Venture owned 8.7% of the share capital of the Company.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
financing) and in loans (See Note 20.3 Government loans). On April 2, 2020, the Company entered into a Shareholder Loan Agreement with Bpifrance Participations of $2.2 million which was converted into equity on May 15, 2020.

In April 2015, the Company completed the sale of a $12 million convertible note, in April 2016 the sale of a $6.0 million convertible note, in September 2018 the sale of a $4.5 million convertible note, in May 2019 the sale of a $3.0 million convertible note and in August 2019 the sale of a $5.0 million convertible note, all to an affiliate of Nokomis Capital, L.L.C., a beneficial owner of 9.9% of the share capital of the Company as of December 31, 2019 and 2020. In 2017, the Company amended the terms of the notes issued in 2015 and 2016 and as part of the agreement, Wesley Cummins, a former (as of February 2020) representative of Nokomis Capital, L.L.C., became a board observer in November 2017, and on June 29, 2018, the shareholders approved Mr. Cummins' nomination to the board of directors. Since February 2020, Nokomis no longer has representation on the board of directors and as of December 31, 2021 has declared itself to be the beneficial owner of 3.5% of the share capital of the Company.
Effective March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 which has two options (See Note 14.1).
In December 2020, January 2021 and February 2021, Nokomis converted the April 2015, April 2016 and May 2019 notes (see Note 14.1 Convertible debt). As of December 31, 2021, the principal amount and accrued interest of the convertible notes held by an affiliate of Nokomis Capital, L.L.C amounts to $5.3 million.
On February 2, 2021, the board of director approved a consultancy services agreement with ABLE France, a company owned by Yves Maitre, member of the board of directors, for services in business development. The agreement was executed effective March 1, 2021. During the year ended December 31, 2021, $116,000 was paid to Mr. Maitre under the contract.
No other transactions have been entered into with these or any other related parties in 2019, 2020 and 2021, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.
Compensation of key management personnel

	Year ended December 31,
	2019	2020	2021
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$2,179	$2,441	$2,837
Share-based payment expense for the year	1,106	1,307	2,478
Board members fees to non-executive members	210	210	210
Total compensation expense for key management personnel	$3,495	$3,958	$5,525
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
For the year ended December 31, 2021, we estimate that approximately $21,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Directors’ interests in an employee share incentive plan
The Company granted warrants to certain members of the Board of Directors during the years ended December 31, 2019, 2020 and 2021:
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
- On June 25, 2021, the shareholders authorized the Board of Directors to grant to each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Sharma, Slonimsky and Cummings warrants to purchase 140,000 ordinary shares. On June 29, 2021, the Board used this authorization to make such grants with an exercise price of $1.49 per ordinary share.
The board members were required to subscribe to the warrants at a price of €0.00002778 per warrant for the warrants granted in 2019 and 2020 and €0.00000714 in 2021.
Share-based payment expense incurred in connection with these transactions amounted to $443,000 in the year ended December 31, 2021 (2020: $163,000; 2019: $201,000).

23. Events after the reporting date
Subsequent events up to the date the consolidated financial statements were authorized for issue were as follows:
On January 11, 2022, the Company increased its capital in connection with a private offering by issuing 7,899,020 ordinary shares at $1.175 per share, with a strategic partner, Renesas Electronics Corporation. The total gross proceeds from the offering amounted to $9.3 million and the related expenses costs amounted to $70,000 resulting on a net proceeds of $9.2 million. Renesas' Executive Vice President and Head of IoT and Infrastructure business unit, Dr. Sailesh Chittipeddi, will be nominated for election to the Sequans board of directors at the June 2022 shareholder meeting.
At its meeting of February 1, 2022, the Board of Directors granted to employees 394,432 restricted share awards representing 98,608 ADS with vesting over four years, and 250,048 restricted share awards representing 62,512 ADS were granted to executive management.
On March 10, 2022, the Company increased its capital in connection with a public offering by issuing 6,666,667 ordinary shares at $0.75 per share ($3.0 per ADS). 272 Capital Fund LP, an entity managed by B. Riley Asset Management LLC (“BRAM”) and affiliated with Wes Cummins, a director of the Company, purchased 2,833,333 ADSs in the offering. Mr. Cummins is the President of BRAM, and BRAM is an affiliate of B. Riley Securities, Inc. The total gross proceeds from the offering amounts to $20.0 million and the related expenses costs amounted to $1.8 million resulting in a net proceeds of $18.2 million. The underwriters have an option to purchase an additional 4,000,000 ordinary shares (represented by 1,000,000 ADS) at the public offering price. If the underwriters exercise the over-allotment option in full, we estimate the net proceeds to us from this offering will be approximately $20.9 million.