Form 20-F
period 2022-12-31
SEQUANS COMMUNICATIONS
filed 2023-03-31
CIK 1383395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Georges Karam
Chairman and Chief Executive Officer
Sequans Communications S.A.
15-55 Boulevard Charles de Gaulle
92700 Colombes, France
Telephone: +33 1 70 72 16 00
Facsimile: +33 1 70 72 16 09
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Symbol	Name of each exchange on which registered
American Depositary Shares, each representing four ordinary shares, nominal value €0.01 per share	SQNS	New York Stock Exchange
Ordinary shares, nominal value €0.01 per share		New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary shares, nominal value €0.01 per share: 193,426,478 as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes   ☑  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and "emerging growth company" in Rule 12b-2 of the Exchange Act.:
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.     Yes  ☑ No  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
 FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans, including financing alternatives for our 5G business and ability to enter into new 5G strategic agreements, the exploration of strategic options, expectations for a private placement, expectations for Massive IoT sales, the impact of Covid-19 on our supply chain and on customer demand, our expectation for sufficient capacity to meet customer demand in 2023, the impact of component shortages and manufacturing capacity, our ability to convert our pipeline to revenue, and our objectives for future operations, are forward looking statements. These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation:
•the contraction or lack of growth of markets in which we compete and in which our products are sold;
•unexpected increases in our expenses resulting from inflationary pressures and rising interest rates, including manufacturing and operating expenses and interest expense;
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
•our ability to meet performance milestones under strategic license agreements;
•the impact of component shortages, suppliers’ lack of production capacity, natural disasters or pandemics on our sourcing operations and supply chain;
•the impact of the Ukraine-Russia conflict on our independent contractors located in Ukraine;
•the impact of the COVID-19 coronavirus on the ability to operate business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations have been impacted by government shelter-in-place or similar orders or COVID-19 workforce shortages;
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
While our key engineering competencies are performed in-house, primarily in France, the United Kingdom and Israel, we outsource some application software development and testing activities to an independent third-party provider of engineering services. We work with a dedicated team of 32 software engineers based in Kyiv, Ukraine. If the Russian invasion of Ukraine intensifies or if Ukraine experiences further political instability, these engineers may be unable to work for a sustained period of time, which could adversely impact our research and development operations. We have developed a contingency plan if the engineers in Kyiv are unable to continue working on their projects for us for a sustained period of time, but if our contingency plan is not effective or sanctions are imposed that prevent us from conduction business in Ukraine, we could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on our revenues.
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
We have a history of losses and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.
We were established in 2003 and began operations in 2004, and have incurred losses on an annual basis since inception. We experienced net losses of $20.3 million and $9.0 million in 2021 and 2022, respectively. At December 31, 2022, our accumulated deficit was $65.1 million. We expect to continue to incur significant expense related to the development of our 5G products and expansion of our business. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. If we do not, we may not be able to achieve or maintain profitability, and we may continue to incur significant losses in the future.
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
The markets in which we and our customers compete or plan to compete are characterized by rapidly changing technologies and industry standards and technological obsolescence, including the evolving trends in IoT and the emergence of 5G. Our ability to compete successfully depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in any of our target markets could harm our competitive position within these markets. In addition, such shifts can cause a significant decrease in our revenues and adversely affect our operating results. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenue and a loss of design wins. The development of new technologies and products generally requires substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new technologies and products, including our 5G products, and it is possible that our development efforts will not be successful and that our new technologies and products will not be accepted by customers or result in meaningful revenue. If the semiconductor solutions we develop fail to meet market or customer requirements or expectations, or do not achieve market acceptance, our operating results and competitive position would suffer.
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
Our future operating results depend to a large extent on our ability to successfully manage our business through periods of economic or market slow-down, and periods of subsequent expansion and growth. To manage our growth successfully, we believe we must, among other things, effectively:
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
During periods of economic or market slow-down, we must also effectively manage our expenses to preserve our ability to carry out such research and development. We are likely to incur product and market development costs earlier than some of the anticipated benefits, and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results. Since 2020, we have dedicated a large portion of our operating expenses to our development of 5G products, which we do not expect will result in significant product revenues before late 2023.
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
COVID-19 has impacted our ability to source certain components and manufacturing services from Asia and could also reduce demand for our products
Our business has been in the past, and may continue to be, affected by the widespread outbreak of COVID-19. Both our suppliers and our customers source certain components and/or services necessary for production from manufacturers in locations that have been or may be adversely affected by the outbreak. Further shortages in components or reduction in manufacturing services may result in a reduction of our production capacity, which could negatively affect our revenues. Any outbreak of contagious diseases, including further expansion of the COVID-19 pandemic, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to operate our business during government shelter-in-place orders, to travel or to manufacture or distribute our products, as well as temporary closures of our facilities and the facilities of our suppliers or customers.
For example, since 2021, we have experienced shortages of printed circuit boards (PCBs), crystals and other components and our supply of silicon wafers from TSMC was restricted, which reduced our ability to produce products to meet demand. This situation may continue in 2023. Any further disruption of our or our suppliers’ or customers’ operations would likely impact our sales and operating results, including our revenue expectations.
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

Our top ten customers accounted for 98%, 92% and 95% of our total revenue in 2020, 2021 and 2022, respectively, and four customers each accounted for more than 10% of our total revenue in 2021. The following table summarizes customers representing a significant portion of total revenue:

Customer	% of total revenues for the year ended December 31,			% of our trade receivable at December 31,
	2020	2021	2022	2022
A	—%	—%	33%	39%
B	—%	Less than 10%	24%	41%
C	18%	23%	14%	—%
D	Less than 10%	13%	11%	—%
E	20%	23%	Less than 10%	0
F	Less than 10%	14%	Less than 10%	2%
G	45%	Less than 10%	—%	—%
We expect that some of these customers, particularly those above 10% during 2022, could each continue to represent at least 10% of our revenue in 2023 given the long product design and life cycles in our markets and the nature of long-term service contracts. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.
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
We do not have firm, long-term purchase commitments from our customers. Substantially all of our sales are made on a purchase order basis, and in most cases, our customers are not contractually committed to buy any quantity of products from us beyond firm purchase orders. Additionally, customers may cancel, change or delay purchase orders already in place under certain conditions. Because production lead times often exceed the amount of time required to fulfill orders, we often must manufacture in advance of orders, relying on an imperfect demand forecast to project volumes and product mix. Our ability to accurately forecast demand can be harmed by a number of factors, including inaccurate forecasting by our customers, changes in market conditions, changes in our product order mix and demand for our customers’ products. Even after an order is received, our customers may cancel these orders or request a decrease in production quantities if certain lead times are respected. Any such cancellation or decrease subjects us to a number of risks, most notably, that our projected sales will not materialize on schedule or at all, leading to unanticipated revenue shortfalls and excess or obsolete inventory, which we may be unable to sell to other customers. Alternatively, if we are unable to project customer requirements accurately, we may not manufacture enough semiconductor solutions, which could lead to delays in product shipments and lost sales opportunities in the near term, as well as force our customers to identify alternative sources, which could affect our ongoing relationships with these customers. We have in the past had customers significantly increase their requested production quantities with little or no advance notice. If we do not fulfill customer demands in a timely manner, our customers may cancel their orders, and we may be subject to customer claims for cost of replacement. Underestimating or overestimating demand would lead to insufficient, excess or obsolete inventory and could harm our operating results, cash flow and financial condition, as well as our relationships with our customers and our reputation in the marketplace.
If customers do not design our semiconductor solutions into their product offerings, or if our customers’ product offerings are not commercially successful, our revenue and our business would be harmed.
We sell our semiconductor solutions directly to OEMs who include them in their products, and to ODMs who include them in their products that they supply to OEMs. As a result, we rely on OEMs to design our semiconductor solutions into the products they sell. Because our semiconductor solutions are generally a critical component of our customers’ products, they are typically incorporated into our customers’ products at the design stage, and the design cycle typically takes at least 12 months and frequently much more to complete before generating sales of our products. Without these design wins, our revenue and our business would be significantly harmed. We often incur significant expenditures on the development of a new semiconductor solution without any assurance that an OEM will select our semiconductor solution for design into its own product. Because the types of semiconductor solutions we sell are a critical aspect of an OEM’s product, once an OEM designs a competitor’s semiconductor into its product offering, it becomes significantly more difficult for us to sell our semiconductor solutions to that customer for a particular product offering as changing suppliers involves significant cost, time, effort and risk for the customer. Further, if we are unable to develop new products in a timely manner for inclusion in such products, or if major defects or errors that might significantly impair performance or standards compliance are found in our products after inclusion by an OEM, OEMs will be unlikely to include our semiconductor solutions into their products and our reputation in the market and future prospects would be harmed.
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
Average selling prices of our semiconductor solutions have historically decreased over time, although such decreases have been reduced or eliminated during the inflationary period beginning in 2022, and we expect such declines to continue to occur in the future. Our gross profits and financial results will suffer if we are unable to offset reductions in our average selling prices by reducing our costs, developing new or enhanced semiconductor solutions on a timely basis with higher selling prices or gross profits, or increasing our sales volumes. Even if we are successful in reducing our costs or improving sales volumes, such improvements may not be sufficient to offset declines in average selling prices in the future. Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs and our costs may even increase, either of which would reduce our margins. In the past, we have reduced the prices of our semiconductor solutions in line with, and at times in advance of, competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to do so again in the future.
The semiconductor and communications industries have historically experienced significant fluctuations with prolonged downturns, which could impact our operating results, financial condition and cash flows.
The semiconductor industry has historically been cyclical, experiencing significant downturns in customer demand. Because a significant portion of our expenses is fixed in the near term or is incurred in advance of anticipated sales, we may not be able to decrease our expenses rapidly enough to offset any unanticipated shortfall in revenue. If this situation occurs, it could harm our operating results, cash flow and financial condition. Furthermore, the semiconductor industry has periodically experienced periods of increased demand and production constraints, including recent supply chain challenges. When this occurs, we may not be able to obtain sufficient quantities of our semiconductor solutions to meet the increased demand, resulting in lost sales, loss of market share and harm to our customer relationships. We may also have difficulty in obtaining sufficient assembly and testing resources from our subcontract manufacturers. Any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that we target, may harm our ability to generate revenue and could negatively impact our operating results.
The communications industry has experienced pronounced downturns, and these cycles may continue in the future. A future decline in global economic conditions and increasing inflationary pressure could have adverse, wide-ranging effects on demand for our semiconductor solutions and for the products of our customers, particularly wireless communications equipment manufacturers or other participants in the wireless industry, such as wireless carriers. Recent increases in inflation and interest rates and economic recessions that harm the global economy and capital markets also harm our customers and our end consumers. Specifically, the continued deployment of new 5G networks requires significant capital expenditures and wireless carriers may choose not to undertake network expansion efforts during an economic downturn or time of other economic uncertainty. Our customers’ ability to purchase or pay for our semiconductor solutions and services, obtain financing and upgrade wireless networks could be harmed, and networking equipment providers may slow their research and development activities, cancel or delay new product development, reduce their inventories and take a cautious approach to acquiring our products, which would have a significant negative impact on our business. If such economic situations were to continue or worsen, our operating results, cash flow and financial condition could be harmed. In the future, any of these trends may also cause our operating results to fluctuate significantly from year to year.
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

•the imposition by governments of additional taxes, tariffs, global economic sanctions programs or other restrictions on foreign trade, including U.S. and Chinese tariffs and trade restrictions;
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
We depend on the commercial deployment of 4G LTE narrow band variants and 5G communications equipment, products and services to grow our business, and our business may be harmed if wireless carriers delay in the adoption of Cat M, Cat NB and 5G standards, or if they deploy technologies that are not supported by our solutions.
We depend upon the continued commercial deployment of 4G and 5G wireless communications equipment, products and services based on our technology. Deployment of new networks by wireless carriers requires significant capital expenditures, well in advance of any revenue from such networks. If the rate of deployment of new networks by wireless carriers is slower than we expect, this will reduce the sales of our products and could cause OEMs and ODMs to hold excess inventory. This would harm our revenues and our financial results.
The worldwide commercial deployment and adoption of the narrow band LTE variants, Cat M and Cat NB, are expected to expand further the markets for Internet of Things devices. If deployments of the Cat M or Cat NB standards are delayed or if competing standards for Internet of Things devices become favored by wireless carriers, we may not be able to successfully increase sales of our Cat M and Cat NB products, which would harm our revenues and our financial results.
Rapidly changing standards could make our semiconductor solutions obsolete, which would cause our operating results to suffer.
We design our semiconductor solutions to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc. (IEEE), the 3rd Generation Partnership Project (3GPP) and Open Mobile Alliance (OMA). We also depend on industry groups such as the Global Certification Forum (GCF) and the PTS Type Certification Review Board (PTCRB) to help certify and maintain certification of our semiconductor solutions. If our customers adopt new or competing industry standards that are not compatible with our semiconductor solutions, if industry groups fail to adopt standards compatible with our semiconductor solutions or if our customers are requiring chip certifications that we did not design our products for, our existing semiconductor solutions would become less desirable to our customers and our sales would suffer. The emergence of markets for our products is affected by a variety of factors beyond our control. In particular, our semiconductor solutions are designed to conform to current specific industry standards. Competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new semiconductor solutions. For example, in the Internet of Things markets, we could face indirect competition from companies using alternative technologies such as LoRa Wireless RF technology, a long range, low power consumption and data transmission protocol for Internet of Things devices. Wireless carriers started deploying 5G technology, the next phase of mobile telecommunications standards, beginning in 2020. If we are unable to successfully develop or commercialize products for the 5G standard, our semiconductor solutions could become obsolete, which would cause our sales and financial results to suffer. Governments and foreign regulators may adopt standards that are incompatible with our semiconductor solutions, favor alternative technologies or adopt stringent regulations that would impair or make commercially unviable the deployment of our semiconductor solutions. In addition, existing standards may be challenged as infringing upon the intellectual property rights of other companies or may become obsolete.

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
Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, in particular the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, as measured using the Company's 2022 weighted average exchange rate of one euro = $1.0598, we estimate the impact, in absolute terms, on operating expenses and on financial liabilities for the year ended December 31, 2022 would have been $3.8 million.
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
Our global operations are subject to many risks including errors and omissions, infrastructure disruptions, such as large-scale outages or interruptions of service from utilities or telecommunications providers, supply chain interruptions, third-party liabilities and fires or natural disasters. In addition, we have been in the past, and may in the future be, subject to securities litigation. No assurance can be given that we will not incur losses beyond the limits or outside the scope of coverage of our insurance policies. From time-to-time, various types of insurance may not be available on commercially acceptable terms or, in some cases, at all. We cannot assure you that in the future we will be able to maintain existing insurance coverage or that premiums will not increase substantially. We maintain limited insurance coverage and in some cases no coverage for cyber security incidents, natural disasters and sudden and accidental environmental damages as these types of insurance are sometimes not available or available only at a prohibitive cost. Accordingly, we may be subject to an uninsured or under-insured loss in such situations.
Risks Related to the Manufacture of Our Products
Global supply chain shortages.
Any disruptions to our supply chain, significant increase in component costs, or shortages of critical components, could decrease our sales, earnings, and liquidity or otherwise adversely affect our business and result in increased costs. For example, beginning in 2021, we have experienced significant supply constraints for PCB and other standard components, including crystals and flash, and our supply of silicon wafers from Taiwan Semiconductor Manufacturing Company Limited, or TSMC,

were placed on allocation. The allocation of wafers have impacted our ability to fulfill customer orders in the past, and we may not get sufficient allocation to meet demand in the future. Such a disruption could occur as a result of any number of events, including, but not limited to: an extended closure of or any slowdown at our suppliers' plants or shipping delays due to efforts to limit the spread of COVID-19, market shortages due to the surge in demand from other purchasers for critical components, increases in prices, the imposition of regulations, quotas or embargoes or tariffs on components or our products themselves, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, third-party interference in the integrity of the products sourced through the supply chain, cyberattacks, the unavailability of raw materials, severe weather conditions, adverse effects of climate change, natural disasters, geopolitical developments, war or terrorism and disruptions in utilities and other services. In addition, the development, licensing, or acquisition of new products in the future may increase the complexity of supply chain management. Failure to effectively manage the supply of components and products would adversely affect our business.
In response to supply chain disruptions, we purchased our entire allocation of wafers from TSMC, our wafer supplier, in 2022 to ensure adequate supply over the year and to avoid expected further price increases on wafers. This action resulted in increased inventory at the end of 2022 and into 2023. Apart from the increase in inventory, the mitigation actions have not resulted in any known trends or uncertainties or new material risks, but there is no assurance we will be able to procure sufficient wafers in the future.
Certain natural disasters, such as fires, coastal flooding, large earthquakes, volcanic eruptions or pandemics, may negatively impact our business. Any disruption to the operations of our foundry and assembly and testing subcontractors or our supply chain could cause significant delays in the production or shipment of our products.
If fires, coastal flooding, a large earthquake, volcanic eruption, new pandemic or other natural disaster were to directly damage, destroy or disrupt our partners’ manufacturing facilities or the facilities of our testing, assembly and manufacturing contractors or our component suppliers, it could disrupt our operations, delay new production and shipments of existing inventory, or result in costly repairs, replacements, the need to find alternative suppliers or other costs, all of which would negatively impact our business. For example, a fire at Asahi Kasei Microsystem’s semiconductor factory in Japan in October 2020 completely shut down production of its TCXO crystal oscillator products, which account for approximately half of the worldwide industry production of these products and are a primary component in our products. Unimicron, a major supplier of PCB and substrates for packaging, also had a factory fire in October 2020 which has constrained the supply of these components and increased lead times, as well as increasing pricing across. If similar events occur in the future and we are unable to qualify additional suppliers prior to exhausting our current inventory or are unable to source alternative components in sufficient quantity, we could experience significant delays in the production or shipment of our semiconductor solutions or experience significant increases in our supply chain costs until we are able to shift our supply to an alternative vendor. These events and their consequences could negatively impact our results of operations and cash flows, both during and after the period of operational difficulties, and could harm our reputation.
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
The ability of TSMC to provide us with semiconductor wafers is limited at any given time by their available capacity, and we do not have a guaranteed level of manufacturing capacity. We do not have any agreement with TSMC and place our orders on a purchase order basis. As a result, if TSMC raises its prices due to inflationary pressures or is not able to satisfy our required capacity for any reason, including natural or other disasters or as a result of factory shutdowns or slowdowns from the COVID-19 pandemic, allocates capacity to larger customers or to different sectors of the semiconductor industry, experiences labor issues or shortages or delays in shipment of semiconductor equipment or materials used in the manufacture of our semiconductors, or if our business relationship with TSMC deteriorates, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, in a timely manner, or at all. As an example, beginning in 2021 TSMC put its customers, including us, on allocation as they announced that demand is in excess of their capacity. We believe that the capacity allocated to us for 2023 is sufficient for our needs. If demand in 2023 increases, our ability to meet all our customer demand could be limited, with a corresponding negative impact on revenues.
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
The semiconductor business is characterized by ongoing competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our products, whether by adverse purchase price or manufacturing cost variances, inflationary pressures, or due to other factors, will reduce our gross margins and operating profit. For example, in 2021 and 2022 due to the global supply chain disruption stemming from the Covid-19 pandemic, certain of our suppliers increased prices significantly. In most cases we were able to pass on a corresponding price increase to our customers, but this may not always be the case in the future. We do not have long-term supply agreements with our manufacturing, testing or assembly suppliers, although with large suppliers we typically negotiate pricing on an annual basis. With other suppliers we typically negotiate on a purchase order by purchase order basis. We may not be able to obtain price reductions, or anticipate or prevent future price increases from our suppliers. Because we have a sole supplier of wafers and limited sources of testing and assembly for both chipsets and modules, we may not be able to negotiate favorable pricing terms from our suppliers. These and other related factors could impair our ability to control our costs and could harm our operating results.
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
We have in the past received, and as a public company operating in a highly competitive marketplace, we expect that in the future we will receive, communications and offers from various industry participants and others alleging that we have infringed or have misappropriated their patents, trade secrets or other intellectual property rights and/or inviting us to license their technology and intellectual property. For example, in August 2022, we were sued in three lawsuits by a company called Bell Semiconductor, LLC, accusing us of infringing certain U.S. patents that we license from another party. While we have certain indemnification rights against the licensor, there is no assurance that they would be sufficient to cover all the expenses incurred to defend against or settle the suits. Any lawsuits resulting from such allegations of infringement or invitations to license, including suits challenging 4G or 5G standards, could subject us to significant liability for damages and/or challenge our activities. Any potential intellectual property litigation also could force us to do one or more of the following:
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
In the past, we identified deficiencies in our internal control over financial reporting that constituted a material weakness in our internal control over financial reporting. Although we were able to remedy the material weaknesses and no new material weaknesses have been identified since 2020, we have a small finance team with limited resources, and we can give no assurances that other material weaknesses will not arise in the future. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Deficiencies, including any material weakness, in our internal control over financial reporting that may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, suspension or delisting of our ADSs from the New York Stock Exchange, or otherwise materially adversely affect our business, reputation, results of operations and financial condition.
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
•the impact of rising inflation and interest rates on consumer demand for electronic products;
•how well we execute on our strategy and operating plans and the impact of changes in our business model that could result in significant restructuring changes; and
•our ability to achieve targeted cost reductions.

Moreover, sales of our semiconductor solutions fluctuate from period to period due to cyclicality in the semiconductor industry and the short product life cycles and wide fluctuations in product supply and demand characteristic of this industry. We expect these cyclical conditions to continue. Due to our limited operating history, we have yet to experience an established pattern of seasonality. However, business activities in Asia generally slowdown in the first quarter of each year during the lunar new year period, which could harm our sales and results of operations during the period. Our expense levels are relatively fixed in the short-term and are based, in part, on our future revenue projections. If revenue levels are below our expectations, we may experience declines in margins and profitability or incur a loss from our operations. As a result, our quarterly operating results are difficult to predict, even in the near term, which may result in our revenue and results of operations being below the expectations of analysts and investors, and which could cause the market price of the ADSs to decline.
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
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of the ADSs has fluctuated substantially and is likely to fluctuate in the future, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. While we do not believe we were a PFIC for 2022, there is no assurance that we will not be a PFIC in 2023 or later years. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, having interest charges apply to distributions by us and the proceeds of ADS sales and additional reporting requirements. We do not expect to provide to U.S. holders, the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Item 10.E—Taxation—Material United States Federal Income Tax Consequences.
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
The exercise or conversion of outstanding stock options, restricted shares, warrants and convertible notes into ordinary shares will dilute the percentage ownership of our other shareholders and the sale of such shares may adversely affect the market price of the ADSs.
As of March 17, 2023, there were outstanding stock options, warrants, and unvested restricted shares representing an aggregate of approximately 22.1 million of our ordinary shares (representing approximately 5.5 million ADSs), and more restricted shares, options and warrants will likely be granted in the future to our officers, directors, employees and consultants. We also have outstanding issuances of convertible notes issued in 2019 (the " 2019 Notes") and in April 2021 (the "2021 Notes"). The 2019 Notes may be converted into 1.6 million ADSs at a conversion price of $4.12 per ADS, subject to adjustment if the holder converts early or if we elect to extend the maturity. The 2021 Notes may be converted into 6.2 million ADSs at term at a conversion price of $7.66 per ADS. In September 2018 and August 2022, we issued warrants to purchase 0.5 million and 0.2 million ADSs, respectively, with exercise prices of $6.80 per ADS and $4.12 per ADS, respectively, to the holder of the 2019 Notes. In October 2018, we issued warrants to purchase 0.2 million ADSs with an exercise price of $5.36 per ADS to a venture debt lender. In February 2019, we issued warrants to purchase 2.3 million ADSs with an exercise price of €0.08 per ADS to a strategic investor. We may issue additional warrants or convertible notes in connection with acquisitions, borrowing arrangement or other strategic or financial transactions. The exercise of outstanding stock options, warrants, or convertible notes, and the vesting of restricted shares, will dilute the percentage ownership of our other shareholders. The exercise of these options, warrants and convertible notes and the vesting of restricted shares, with the subsequent sale of the underlying ordinary shares could cause a decline in the market price of the ADSs.
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
As of December 31, 2022, we had approximately $59.7 million of consolidated indebtedness. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our security holders and our business, results of operations and financial condition by, among other things:
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
From time to time, we are subject to tax audits that could result in tax assessments and potential penalties, particularly with respect to claimed research tax credits due to the judgment involved in determining which projects meet the tax code’s criteria for innovation and fundamental research. For example, in January 2022, we received notification from the French tax authorities that our tax declarations for the years ended December 31, 2019 and 2020 would be reviewed. In December 2022, we received notification of an adjustment related to employment taxes on employees in foreign offices totaling €80,000 ($82,000) for the year ended December 31, 2019. After we contested the finding, the adjustment was reduced to €38,000 ($39,000), which we recorded as an expense in 2022. The tax audits are not yet finalized and other adjustments could be received. Our actual costs for any disputes in the future may be materially different from the provisions recorded if we are not successful in our appeal of any assessment, which could have a material adverse effect on our business.
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
Principal Capital Expenditures
Our capital expenditures including purchase of intangible assets and capitalized development costs for the years ended December 31, 2020, 2021 and 2022 amounted to $13.8 million, $28.9 million and $22.7 million, respectively. They primarily consisted of purchases related to LTE product development through 2020, and thereafter 5G product development as well as capitalized development costs. We anticipate our capital expenditures in the year ended December 31, 2023 to be primarily for ongoing 5G product development, and to a lesser extent 4G product development. We anticipate our capital expenditure in 2023 to be financed from our cash on hand plus financing from strategic alliances, R&D project financing, issuance of debt and/or equity. Should we decide to broaden our product range by acquiring or developing complementary technologies, we would need additional capital expenditures in order to support development of multi-mode or multi-feature products.

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
As operators are expanding the 4G networks coverage and deploying 5G, the massive, broadband and critical IoT markets are frequently served with single-mode 4G LTE, or LTE-only, devices and with 5G devices that can fallback to 4G LTE. The completion of 3GPP Release 13/14 in 2016 ratified two new LTE categories targeting low power, low data-use machine-type communications to serve the massive IoT market. LTE-M (also known as LTE Cat M) and NB-IoT (also known as Cat NB) enable dramatically better power efficiency, reduced module costs and better coverage for massive IoT devices compared to high-speed LTE (targeting broadband speed). With the evolution in 3GPP release 15 of the standard moving to 5G, compatibility with 4G becomes a requirement. We believe we will be able to deliver dual mode (5G and 4G) products leveraging all our past 4G development efforts and reinforcing our position in both the massive IoT and broadband and critical IoT spaces.
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
Our 4G LTE solutions are currently or have been in commercial deployments in the United States, Canada, Italy, France, Germany, United Kingdom, Nordic countries, Eastern Europe, the Middle East, Indonesia, Malaysia, Philippines, Vietnam, Japan, China, Taiwan, South Korea, India, Australia, Brazil and elsewhere.
Our 4G LTE solutions have been incorporated into devices sold by many leading OEMs and ODMs, including in the Verizon Wireless Ellipsis Jetpack MHS900L portable router, the Telit Cinterion IoT (formerly Thales Gemalto) ELS31 LTE Category 1 and EMS31 Category M1 industrial M2M modules, the AT&T IMS2 module and in a variety of devices and modules produced by AsiaTEL, Casa Systems, Connected Holdings, Daatrics, Foxconn, Gemtek, Geotab, Inseego, Invoxia, Itron, Lockheed Martin, Multitech, Next Meters, Pebblebee, Polymer Logistics, Positioning Universal Inc, Pycom, Quidel, Renesas, Sercomm, Technicolor, Tozed, Trackimo, Ubiik, Wistron NeWeb, Withings, and others.
Industry Background
Evolution of Wireless Networks
The use of wireless communications devices has increased dramatically in the past decade, and mobile phones and wireless data services have become an integral part of day-to-day communication. This has created demand for 4G and 5G broadband technology that can serve mobile devices such as smartphone but also that can serve all other non-handset devices such as routers and gateways that we refer to as broadband IoT devices. On top of this, the price point, size and low power consumption of the more recent 4G LTE variants, Cat 1, Cat M and Cat NB, are expected to facilitate a proliferation of massive IoT devices, such as those using our solutions for cellular connectivity, and further driving wireless data traffic and volumes of cellular devices.
The first version of the 3GPP LTE specification, Release 8, defined four User Equipment (UE) categories, or performance levels. UE Category 1 provides peak downlink speeds of 10 Mbps, and uplink of 5 Mbps. UE Category 2 provides 50 Mbps downlink and 25 Mbps uplink, while Categories 3 and 4 deliver 100 Mbps and 150 Mbps downlink, respectively, each with a peak uplink speed of 50 Mbps. In subsequent releases of the 3GPP LTE specifications, Releases 10 and later-called LTE-Advanced, additional improvements in features and performance were specified. These LTE-Advanced networks are deployed by at least 336 operators worldwide, according to a December 2022 report by the Global Mobile Suppliers Association. The initial versions of LTE-Advanced can provide as much as 300 Mbps of downlink speed (3GPP Release 10 UE Category 6), with subsequent versions providing downlink speeds of up to 600 Mbps and peak uplink speeds of up to 100 Mbps (3GPP Release 12 User Equipment Category 12). More recently, several UE Categories (16 and above, introduced as part of 3GPP Release 12 and 13) have specified speeds up to or exceeding one gigabit per second (Gbps). These higher speed categories involve aggregating multiple carriers, applying higher-order multiple input multiple output (MIMO) antenna technology, and more advanced modulation techniques. The highest LTE categories as defined in 3GPP Release 15 and used in practice, allow in downlink (among the 26 defined LTE downlink categories) up to 2Gbps (Category 20), and in uplink (among the 26 defined LTE uplink categories) up to 315Mbps (Category 20).
In 2016, the first operators began deploying network equipment using the variants of LTE optimized for massive IoT (Cat M and Cat NB). Operating in licensed spectrum, low power wide area networks can provide low cost, yet secure, connectivity to battery-powered devices in both rural and urban locations. Following successful pilots involving a wide variety of use cases, Cat M and Cat NB connectivity has now been deployed across North America, Japan, most of the rest of the Asia-Pacific region and in many European countries. According to Global Mobile Supplier Association, 124 Cat NB-IoT and 57 LTE-M commercial network launches were already made around the world by September 2022.

In 2016 as well, major works were going on at 3GPP to add 5G to the cellular landscape through the introduction of New Radio (NR) which makes its entrance in Release 15. This is done through new waveforms and operation in a whole new set of bands. Some bands are referred to as sub-6GHz, or FR1 (frequency range 1), and span from 600MHz up to 7125MHz. The other bands are referred to as millimeter wave (mmwave), or FR2 (frequency range 2), and span today from 24GHz to 40GHz. Future expansions of those ranges may be considered. 3GPP Release 16 completes the initial specifications initiated in Release 15, and 5G continues evolving through the latest 3GPP Release 17. The 3GPP work on Release 17 closed in 2022 and Release 18 is now in process and expected to close by June 2024.
In addition to that, many regions have closed their initial 5G auctions (e.g. United States, Japan, Australia, South Korea, China, Italy, Germany, France, Greece, Slovakia, Croatia, Czech Republic, Austria). According to a report from the Global Mobile Supplier Association issued in February 2023, 245 operators in 195 countries/territories have deployed 5G and 519 operatorsn 156 countries were investing in 5G, including trials, acquisition of licenses, planning, network deployment and launches.
The initial 5G device ecosystem was mostly made of smartphones as these can be launched before the operator achieves full deployment of their 5G network. We are now beginning to see devices to address fixed wireless access, including CPE, portable routers; and we expect that future devices will include mobile computing, and industrial applications. 5G generally has been described as targeting three main segments: enhanced mobile broadband (eMBB), massive machine type communications (mMTC), and ultra-reliable low latency communications (URLLC). The latter has been specifically addressed as part of 3GPP Release 16. This can be illustrated in the figure below with some application examples.
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
Carriers in developing regions are increasingly embracing 4G wireless technology as a cost-effective and easier-to-deploy alternative to wireline networks for delivering broadband capability to subscribers. 4G wireless technology is being deployed in many of these developing regions to increase access to broadband services. This trend is expected to continue, especially as the higher 4G UE category implementations approach or even exceed gigabit per second performance levels. 5G deployment is becoming the natural next step in those regions when the technology matures and reaches mass market.
In addition to deployment driven by the wireless carriers, 4G and 5G technologies are considered for private networks applications leveraging unlicensed or semi-licensed frequency bands. Specifically, as the 3.5GHz CBRS band is currently underused in the U.S., the Federal Communications Commission has opened 150 MHz in this band for access to licensed users with a Priority Access License and to registered users with General Authorized Access. The spectrum is also shared by incumbents who retain the right to use the band. CBRS enables 4G and 5G deployments in this band. Our broadband products have been supporting 3.5GHz devices worldwide for a decade, and we launched low-cost Cat 4 and Cat 6 modules that are cost-

optimized for CBRS broadband IoT. These bands are also available in Europe, the Middle East and South Asia and are also considered for 5G deployment.
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
4G and 5G Wireless Networks
4G architecture represented a fundamental technological change from 3G and 2G in the design of wireless communication networks; 4G is now expanding and evolving in the framework of 5G.
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
4G LTE has become the dominant technology for 4G wireless broadband access. The GSA counted 817 commercial LTE networks (up from 797 one year earlier) around the world as of February 2023.
The rapid pace of deployment of LTE networks worldwide implies that in some regions, operators already have or are preparing to achieve LTE coverage at parity or better compared to their 2G or 3G coverage footprint. As of August 2022, ABI Research projected that the single-mode LTE IoT (Cat 1, LTE-M/NB-IoT) device market will grow at a CAGR of 36% between 2019 and 2026 to reach annual IoT device shipments of 634 million units in 2026.
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
Starting in Release 17 with its Reduced Capability (RedCap) category of devices, 5G NR is also trying to address, through NR, the “lower” data rates below 300Mbps, providing an NR solution to replace the legacy LTE Cat 6 and Cat 4. This approach is being pursued as part of 3GPP Release 18 with an evolution of RedCap (eRedCap) that provides capability for an optimized solution addressing the capabilities of an LTE Cat 1 solution today
Challenges Faced By 4G/5G Wireless Semiconductor Providers
Suppliers of 4G and 5G semiconductor solutions face significant challenges:
•Execution Challenges. The rapid evolution of wireless protocols, such as 4G LTE, 4G LTE Advanced and 5G NR, requires sustained product development excellence and ongoing collaboration with carriers to meet market technology needs. Subscriber demand and carriers’ push to increase revenues by providing new and higher performance devices have driven OEM and ODM product life cycles to become shorter and require semiconductor solution providers to adhere to quick time-to-market schedules while providing fast and efficient transition from design-in to volume production. Typical design cycles range from six months for consumer electronics devices up to two years or more for industrial or automotive applications. In addition, wireless carriers require semiconductor solutions to undergo extensive certification qualification and interoperability testing prior to mass production.
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
•Semiconductor Supply Constraints. In 2020 and 2021, worldwide component shortages crated significant obstacles to on-time production and often resulted in cost increases. In some cases, lead times for components increased without notice from 30 days to over 300 days. Supply of silicon wafers from our single-source supplier was put on allocation in 2021 and in 2022. The situation required us in some cases to qualify new sources of supply. In other cases, we, as well as some of our customers, purchased more inventory than required in the short-term, in order to ensure adequate supply over the following quarters. In 2022, as supply constraints lessened, many companies in the supply chain found themselves with excess inventory, resulting in lower purchasing as inventories were worked down. We expect this situation is likely to continue in at least the first half of 2023.
Our Competitive Strengths
We believe the following competitive strengths enable us to address the challenges faced by 4G and 5G wireless semiconductor providers:
•A strong track record of execution in 4G, that we are leveraging for 5G. We believe we are well positioned in the 4G LTE market, with more than 75 end customers having already launched or in the development phase of products using Sequans LTE chipsets, and in particular, we are a recognized innovator and leader in LTE for IoT chipsets. We have released many generations of 4G/5G chips from WiMax to LTE that have been deployed in a variety of devices including smartphones, USB dongles, tablets, mobile routers, broadband access CPEs, in-car telematics devices, smart meters, eHealth/well-being applications, and other industrial and consumer IoT devices. In the past three years, we have accomplished the following milestones:
•in January 2020, Monarch platform certified by Deutsche Telekom, Monarch module validated by Telus, and Monarch SiP and module certified by Sprint
•in March 2020, announced collaboration agreements with Microchip and with NXP;
•in October 2020, announced a collaboration with Renesas on 5G/4G cellular IoT, expanded to 5G collaboration announced in January 2021;
•announced in December 2020, availability of Monarch 2 5G-ready platform;
•announced in December 2020, availability of Monarch module supported by Orange LTE-M Connectivity;
•Calliope 2, new generation of Cat 1 technology, announced in January 2021;
• in January 2021, the Company received a major grant from the French government for the 5G development effort;
•in December 2021, Monarch 2 becomes first Common Criteria EAL5+ certified cellular platform;
•announced in December 2021, availability of GNSS positioning technology on Monarch 2 platform;
•in December 2021, introduced modules based on second-generation Cat 1 chip, Calliope 2;
•announced in January 2022, expansion of 4G and 5G collaboration with Renesas;
•in August 2022, executed a multi-year, strategic 5G licensing agreement in excess of $50 million;
•introduced in November 2022, jointly with Skyworks Solutions, Inc., a SiP (system-in-package) solution combining Sequans’ Monarch 2 modem with Skyworks’ radio front-end solution, creating the world’s smallest LTE-M/NB-IoT connectivity platform in a single package; and
•in February 2023, announced the we have joined forces with Eseye, a leader in IoT connectivity solutions, to deliver the world’s first universal iSIM (integrated eUICC) connectivity solution targeting the GSMA eSIM M2M standard.
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
•Highly optimized 4G and 5G solutions. We have successfully produced and ramped into commercial production multiple generations of 4G system-on-chip, or SoC, semiconductor solutions. We delivered the first cellular technology (Cat 1 and Cat M) for massive IoT, and we began delivering the second generation Cat M solution for this segment in 2021 and expect to begin delivering the second generation Cat 1 solution in 2023. This experience has resulted in what we believe to be one of the industry’s most efficient implementations, providing high performance at low cost and low power consumption. Some of our solutions have integrated the baseband processor and the RF transceiver into a single die, resulting in extremely high integration, small footprint and low cost. We also developed and launched our second generation Cat M chipset, the Monarch 2 that provides major improvement in power and cost with many new advanced features. In December 2020, we announced our first module optimized for 5G massive IoT, the GM02S, leveraging our Common Criteria EAL5+ capable secure element to provide an integrated UICC (iUICC) solution. In January 2021, we announced sampling of Calliope 2, a new generation of LTE Cat 1 technology for massive IoT applications and in December 2021 announced modules based on the Calliope 2. Furthermore, our comprehensive software solutions help our customers get to market quickly with an optimized, mature and field proven solution. Our highly optimized solutions offer key advantages for both ourselves and our end customers:
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
◦Optimized dual-mode Cat M/NB-IoT operation.

◦VoLTE support for integrated voice.
◦GNSS positioning.
◦Common Criteria EAL5+ certified cellular platform.
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
Our Strategy
Our goal is to be a leading provider of next-generation wireless semiconductors for broadband, critical and massive IoT by providing best-in-class solutions that enable mass-market adoption of 4G and 5G technologies worldwide. Key elements of our strategy include:

•Identifying and optimally serving 4G and 5G market segments. As cellular operators continue to build out their 4G LTE and 5G NR networks and re-farm their 2G and 3G spectrum to support demand for data capacity, we expect to see significant growth in the demand for 4G LTE-only, 5G and 5G with 4G fallback devices. In our estimation, this demand is expected to come from three areas:
1)Massive IoT devices: massive IoT refers to the universe of connected objects that together result in very large number of connections, small data volumes, low-cost devices and stringent requirements on energy consumption. While a large number of IoT connections are expected to use WiFi, Bluetooth or some other local-area or personal-area networking technology, there are many applications for wide-area connectivity which can be addressed by cellular networks. Applications for cellular connectivity include smart utility meters, security, asset tracking, mobile/remote healthcare, industrial automation and monitoring, retail, smart cities, consumer wearables, agriculture and environmental monitoring, and more. This trend toward the use of 4G LTE in the massive IoT market began with the arrival of cost- and power-optimized Category 1 LTE solutions in 2015, and is accelerating with the arrival of machine type communications (MTC)-optimized 3GPP Release 13/14/15 LTE solutions, which define Cat M and Cat NB user equipment categories. In 2021, we also observed a slower than expected adoption of NB-IoT in several regions, notably in Japan (which appears to be abandoning NB-IoT networks), in Europe (developing LTE-M on top of NB-IoT), and even in China (where some applications are progressively turning to higher data rate Cat 1bis vs. lower data rate NB-IoT). On the other hand, Cat M has been steadily growing, and new generation Cat 1 and Cat 1bis have been on the rise. Our massive IoT product family is composed of our world-first Calliope Category 1 LTE chipset platform, announced in January 2015, certified and shipping in commercial products. Monarch, the world’s first Cat M/NB chip, was announced in February 2016, certified in 2017 and is shipping in devices for Verizon, AT&T, as well as carriers in Japan, Europe, Australia, and Canada. Monarch 2, the 5G-ready Cat M/NB evolution of our Monarch flagship platform, is now contributing to our massive IoT offering with additional benefits in terms of cost, power saving, and integrated features such as an application development environment, GNSS, and iUICC. The introduction of Calliope 2, our Cat1bis 5G-ready chip, should enable us to gain market share in wearable and consumer application as well to support existing IoT applications, such as smart home and smart metering, that require higher bandwidth than Cat M.
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

•Accelerating our, and our customers’, time to market and reducing our customers’ development costs. By packaging our LTE semiconductor solutions in a complete, turnkey module form factor and certifying them with key wireless carriers, we have been catalyzing the market for cellular devices, speed time to market for customers wishing to incorporate connectivity in their devices and reduce the cost and complexity for our customers. In 2019, we announced our next generation Monarch 2, which was released for production in 2020, further simplifying the design effort for IoT devices makers, compared to Monarch, thanks to the integration of additional functionalities like an application

CPU, a secure enclave to facilitate the addition of the connectivity. In 2021, we announced our new generation Calliope 2 and related modules for Cat 1 devices, which is expected to move into mass production in 2023. Moving forward, we are improving our customer time-to-market by integrating features that allow customers to forego using additional external components such as a SIM Card (with our iUICC feature), a mircroprocessor (with our on-platform development environment), and a GNSS component (with our GNSS functionality on our modules). Furthermore, we facilitate cellular technology adoption with all documentation easily available on our customer cloud, and further service enablers for our partners (for device management or connectivity services), and with more development to come in 2023.

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

•Partnering with other leading technology companies to complement our technology offerings. We regularly collaborate with ecosystem partners who provide complementary technology or strengthen our capabilities to address customer needs and competitive pressure. For instance, in 2018 we announced the Monarch SiP combining the Skyworks RF front-end module with our Monarch chipset. We have collaborated with microcontroller vendors like Microchip and NXP, to develop IoT design kits that help customers to easily integrate our Monarch LTE-M/NB-IoT platform with a range of Microchip and NXP microcontrollers. In 2020, we engaged a collaboration with Renesas across our entire product portfolio that will enable Renesas to sell M2M modules based on Sequans chipsets in combination with their own semiconductor offerings. We believe these collaborations will allow us to address the mass market in an effective way and acquire customers which were not yet cellular connected but were integrating Bluetooth and WiFi connectivity. We are also partnering with MVNOs to enable new potential customers using multi-region coverage. We have signed worldwide distribution contracts with Avnet, Digi-Key, Mouser Electronics and Richardson RFPD. This will facilitate access to our technology through the distributors’ wide go-to-market presence.
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
Highly integrated chip with extremely low power consumption, supporting power class 3 (23 dBm) and lower (20, 14 dBm), with an integrated MCU with Sensor-Hub Mode Secure element & iUICC, EAL5+ security government grade.
 Modules based on this chipset: GM02S, GM02SP

MonarchSiP SQN66430	LTE Release 13/14 dual-mode LTE M1/NB1		*
Ultra-compact complete LTE System in Package; integrated baseband, RF, pSRAM, power management, front-end and passives; eco-Paging™ for optimized eDRX; power class options 20 and 23dBm; supporting bands 1,2,3,4,5,8,12,13,14,17,18,19,20,25,26,28,
66,85

Monarch 2 SiP SQN66431	LTE Release 13/14 dual-mode LTE M1/NB1		*
Ultra-compact complete LTE System in Package; integrated baseband, RF, pSRAM, power management, front-end and passives; eco-Paging™ for optimized eDRX; power class options 20 and 23dBm; integrated MCU., Secure element & iUICC, EAL5+ security government grade, supporting bands 1,2,3,4,5,8,12,13,14,17,18,19,20,25,26,28, 66, 85

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
Cat 1bis SoC, A-CPU, Audio, secure enclave, iUICC (40nm) technology. Baseband, RF, power management and memory integrated in one chip platform. Significant improvement in power consumption. Integrated secure enclave with EAL5 level of security.
Module family based on this chipset: GC02S1

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
•software maturity and carrier certification coverage;
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
Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of December 31, 2021, we had a direct sales force serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, Korea and Japan; Europe; the Middle East and North and South America. In the United States, Brazil and Israel, we have supplemented our direct sales team with sales representatives who help with sales enablement, lead generation, customer communications and customer support functions. We have continued to reinforce our go-to-market capabilities by expanding our new distributor channels implementation, including the four worldwide agreements with Avnet, Digi-Key, Mouser Electronics and Richardson RFPD. These agreements encompass lead generation and support as well as fulfillment. To further the reach of our sales channels, we are collaborating with microcontroller vendors like Renesas, Microchip and NXP, to develop IoT design kits that provide us the scale of these large corporations and also help their existing end customers easily integrate our products while keeping their software legacy intact. They are useful to address the massive IoT market as the numbers of applications and potential customers are very large.
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
Our marketing strategy is focused on enabling broad adoption of 4G and 5G solutions and communicating our technology advantages to the marketplace. This includes building awareness of and preference for our technology at wireless carriers who generate demand for 4G- and/or 5G-enabled devices. By working to understand carrier services strategies, device roadmaps and technical requirements, we believe we are better positioned to drive our roadmap to meet these needs, to influence their choice of technology suppliers, and to identify manufacturers in the wireless industry who are best prepared to serve the needs of the wireless carrier. Our technical and business relationships with AT&T, ChungHwa Telecom CHT, Deutsche Telekom, KDDI, NTT DoCoMo, Orange, Softbank, Spark Networks, T-Mobile, Telenor, Telstra, Verizon Wireless, Vodafone and other operators have allowed us to anticipate requirements and develop solutions tailored for their respective networks, which helped us secure several design wins and launch multiple products. Our Monarch and Monarch 2 chipsets and module offerings have been certified between 2016 and 2022 by AT&T, T-Mobile, Verizon, Sprint, NTT DoCoMo, Softbank, KDDI, Telstra, LG U+, Deutsche Telekom, Telus, Orange, Vodafone, CHT, Firstnet, Spark Networks — as well as certified with most global and regional industry and regulatory bodies (GCF, PTCRB, FCC, IC/ISED, ACMA, UKCA, RED, NCC, JATE, TELEC). In addition to these carrier relationships, Sequans has expanded its customer designs in 2021 and 2022 with names such as Thales (now Telit Cinterion), FlorLink, Infrafon, Invoxia, Itron, Next Meters, Ubiik, WiThings. We also announced, and subsequently expanded to include the entire Sequans product line, our partnership with Renesas, in addition to partnerships on massive IoT solutions with NXP and Microchip for integrating our solutions with these microprocessors giving us access to their IoT customers.
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
As of December 31, 2022, we had 44 employees and three outside contractors in our business development, sales, customer support and marketing teams.
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
Our top ten customers accounted for 98%, 92% and 95% of our total revenue in 2020, 2021 and 2022, respectively. Our new strategic partner based in China accounted for 33% of our revenue in 2022. A distributor serving multiple end customers in China and Taiwan, accounted for 20%, 23% and less than 10% of our revenue in 2020, 2021 and 2022, respectively. An ODM based in South Korea accounted for 45% in 2020 and less than 10% in 2021 and 2022. Our oldest strategic partner, a Fortune

Global 500 company, represented 18%, 23% and 14% of our revenue in in 2020, 2021 and 2022, respectively. Another strategic partner, a new customer in 2020, accounted for 13% and 11% of our revenue in 2021 and 2022, respectively, and less than 10% in 2020. An ODM based in China accounted for 14% in 2021 and less than 10% of our revenue in 2020 and 2022. The following is a list of our top ten customers (names given when we have permission), in alphabetical order, based on total revenue during 2022:

• Asiatelco • EDOM • Elster • Geotab • Renesas Electronics	• RFPD • SkyFive • Telit Cinterion Deutschland GmbH (formerly Thales Dis Ais Deutschland GMBH) • Strategic partner (Fortune Global 500) • Strategic partner (China)
Manufacturing
We operate a fabless business model and use third-party foundries and assembly and test contractors to manufacture, assemble and test our semiconductor solutions.
Our sole foundry vendor is TSMC, and we use their commercially available mature standard 65nm and 40nm, standard RF, mixed-signal and digital CMOS foundry processes to enable us to produce our products more cost-effectively. We use well-known outsourced semiconductor assembly and test (OSAT) suppliers such as United Test and Assembly Center Limited (UTAC), STATS ChipPAC Limited and Silicon Precision Industries Limited (SPIL) for most of our chipset assembly and testing. We use Universal Scientific Industrial (Shanghai) Company Limited (USI), Asiatel Technologies Co. and BYD Electronic International Co Ltd. for manufacturing of our modules.
We generally manufacture to our internal sales forecasts and fill orders as received. We do not have manufacturing agreements with our foundry or with our testing and packaging or module vendors, other than agreements with UTAC, USI and BYD, and we place our orders with our foundry and other vendors on a purchase order basis. See “Risk Factors—Risks Related to Our Business and Industry”.
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
Our quality management system is based upon the requirements of ISO 9001. We are ISO 9001 (2015) certified, and all of our major suppliers and subcontractors are required to have quality management systems certified to ISO 9000 and ISO 14000 levels, as well as appropriate environmental control, corporate social responsibility and sustainability programs.
We also comply with RoHS and REACH requirements. We perform regular routine supplier audits to ensure that our suppliers meet the required quality standards.
Intellectual Property
We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At December 31, 2022, we had 56 issued and allowed United States patents, 22 European patents, and 9 pending United States patents. The first of our issued and allowed patents is not expected to expire until 2025.
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
We have a 7,843 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2025. We have a 4,884 square-foot facility in Ramat Gan, Israel, which houses a research and development center, under a lease that expires in December 2023, with the option to renew. We have a 1,600 square foot office in Singapore under a lease expiring in February 2025. We have a 2,318 square-foot facility in Burnsville, Minnesota for engineering personnel under a lease that expires in January 2024. We have a 645 square-foot facility in Salo, Finland under a lease that expires in November 2023. We rent additional office space in Taipei, Taiwan; Shanghai and Shenzhen, China; Seoul, South Korea and in Bedminster, New Jersey under short-term lease agreements, and in Sophia-Antipolis, France under long-term lease agreements.
We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

C.	Organizational Structure
The Company is the ultimate parent of the group comprised of the Sequans Communications S.A. and its subsidiaries at December 31, 2022:

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
We shipped 3.4 million semiconductor units during 2022, compared to 3.8 million units during 2021 and 3.5 million units during 2020. Our total revenue was $60.6 million in 2022, $50.9 million in 2021 and $50.9 million in 2020.
We currently have more than 74 end customers worldwide, consisting primarily of OEMs and ODMs for modules, telematics devices, tracking devices, security devices, CPE, home routers, mobile routers, embedded devices and other data devices. We derive a significant portion of our revenue from a small number of end customers, and we anticipate that we will continue to do so for the foreseeable future. We do not have long-term purchase agreements with any of our end customers, and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers. Customers representing more than 10% of total revenue in any of the years 2020, 2021 or 2022 and their locations are as follows:

Customer	Customer Location	% of total revenue for the year ended December 31,
		2020	2021	2022
A	China	—%	—%	33%
B	Germany	—%	Less than 10%	24%
C	America	18%	23%	14%
D	Japan	Less than 10%	13%	11%
E	Taiwan	20%	23%	Less than 10%
F	China	Less than 10%	14%	Less than 10%
G	South Korea	45%	Less than 10%	—%
Our Consolidated Financial Statements for 2020, 2021 and 2022, have been prepared in accordance with IFRS as issued by the IASB.

Recent Developments
On February 14, 2023, we announced that our Board of Directors had formed a special committee to explore strategic options for the Company. Since then, we have received interest from multiple parties, including a non-binding indication of interest requesting further due diligence. We have engaged an investment bank to assist in evaluating and pursuing certain strategic alternatives.
In order to put the Company in a position to pursue all its strategic alternatives, including multiple IP licensing opportunities currently under discussion, and to negotiate from a position of strength, the Board of Directors intends to reinforce the Company’s balance sheet. We expect to sell ordinary shares (represented by American Depositary Shares, or ADSs) for a total value of $10-20 million to certain existing shareholders, each of whom is an institutional accredited investor, in a private placement under Rule 506(c). There can be no assurance that current discussions will result in the entry into any new IP licensing arrangements. Similarly, the process to evaluate and consider strategic alternatives is still in process, and there can be no assurance that the Company will ultimately enter into a strategic transaction or, if so, the structure or terms of any transaction.

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
License and Services Revenue
License and services revenue consists of the sale of licenses to use our technology solutions and revenue from associated annual software maintenance and support services, as well as revenue from technical support services and development services. Development services include advanced technology development services for technology partners and software development and integration services for customers, and wireless operators.
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

License and services revenue increased in 2022 following execution of a large 5G license with a Chinese strategic partner, and increased in 2021 compared to 2020 as we signed license agreements with another strategic partner.
We expect license and services revenue to continue to be a significant part of the total revenue mix in the short term as we complete delivery on existing contracts and as we enter into similar smaller new agreements .
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
We expect research and development expense (net of the effects of research tax credits, government grants and increased capitalization) to stay increase slightly in the short-term as we continue our development for 5G, which will require additional resources and investments.
Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. In 2020, we capitalized certification costs and costs for the LTE Category NB (Monarch 2/N) and for the LTE Category 1 (Calliope 2) for a total amount of $6.1 million (net of research tax credit for $1.4 million); in 2021, we started capitalizing costs for the 5G product and continued capitalizing certification costs and costs for the LTE Category NB (Monarch 2/ N) and for the LTE Category 1 (Calliope 2) for a total amount of $18.3 million (net of research tax credit for $1.6 million); and in 2022, we continued capitalizing costs for the 5G product, certification costs and costs for the LTE Category 1 (Calliope 2) for a total amount of $13.8 million (net of research tax credit for $1.9 million). We expect that we will continue to capitalize 5G development costs going forward if the relevant accounting criteria continue to be met.
Research and Development Incentives
In France and the United Kingdom, we receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to remain fairly stable in the short term. For 2022, we recorded a net amount of approximately $4.6 million in tax incentives compared with $6.3 million in 2021 and $4.9 million in 2020.
In France, we also receive incentives in the form of grants from agencies of the French government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received, and all relevant conditions will be complied with. For 2022, we recorded approximately $4.9 million in grants compared with approximately $3.6 million in 2021 and $0.5 million in 2020.
In 2019, we received the final $2.1 million payment of grants and debt financing related to a large research project funded by the French government, called FELIN. The total value of the project funding for the Company was €7.0 million ($9.0 million). Of the €7.0 million, €3.0 million was in the form of a grant and €4.0 million was in the form of interest-bearing debt to be repaid beginning in 2019 and through 2024. The Company made principal and interest payments on the FELIN debt of €300,000 ($355,000) in 2020, €675,000 ($804,000) in 2021 and €540,000 ($571,000) in 2022.
In 2020, we received the final $0.4 million payment of grants and debt financing related to another large research project funded by the French government, called LTE4PMR. The total value of the project funding for the Company was €2.1 million ($2.3 million using the exchange rate at the grant date) to be received over four years. Of the €2.1 million, €0.7 million was in the form of a grant and €1.4 million was in the form of interest-bearing debt that was to be repaid beginning in 2020 and through 2024. In late 2020, the Company determined that the LTE variant financed by this project would not be commercially viable and requested that the debt be forgiven. In 2021, the government agreed to forgive 85% of the debt, which was recorded as a $241,000 grant, reducing research and development expense as a one-time event in April 2021.
In 2021, a new financing called CRIIoT to finance 5G developments was received with a total value of €5,615,000 ($6,793,000 using exchange rate at the grant date) in the form of a grant. The funding is paid in three installments: €1,404,000 ($1,670,000 using exchange rate at the funding date) after the signature of the contract, received in April 2021; €2,808,000 ($2,966,000 using exchange rate at the funding date) received in July 2022 based on achievement of milestones and the remaining amount of €1,403,000 ($1,496,000 using exchange rate as of December 31, 2022) after final claims have been approved, which is expected to occur in 2023.
As all of the benefit of the large CRIIoT grant had been recognized by the fourth quarter of 2022, we expect that the amounts we recognize from such grants overall should decrease in 2023.
Sales and Marketing
Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our business development, sales, customer support and marketing personnel, commissions paid to independent sales agents, marketing fees paid to industrial partners, the costs of advertising and participation in trade shows. We expect the size of our business development, sales and marketing organization, and sales and marketing expense, to increase moderately in 2023.
General and Administrative
General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; bad debt expense, investor relations costs; insurance; and depreciation. Information technology and facilities expenses are accounted for as overhead and allocated across all departments of the Company based on a pro rata basis. We expect general and administrative expense to remain fairly flat or increase slightly in 2023.
Interest Income (Expense), Net
Interest income consists of interest earned on cash and cash equivalent balances. We have historically invested our cash primarily in commercial bank accounts, short term deposits and money market funds.
Interest expense relates to our convertible debt issued in 2015, 2016 and 2018 (all converted or repaid by April 2021), convertible debt issued in 2019 and 2021; our venture debt issued to Harbert European Specialty Lending Company II S.a.r.l in 2018 and repaid in April 2021; lease contracts; an upfront payment received in October 2019; a French government debt financing received in May 2020; our government debt put in place in 2015; our accounts receivable financing facility put in place in 2014 and tax credit receivable financing put in place in 2020, 2021 and 2022; and research project loans received from 2014 to 2019.
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
For accounting purposes, the amendment of the convertible notes resulted in the extinguishment of the existing notes and deemed issuance of five new notes. The change in the liability component before and after the amendment was recorded as financial gain for an amount of $1,399,000 in March 2020.
In August 2022, the Company exercised its option to extend the term of the convertible notes issued in August 2019 by one year to August 2023 in exchange for an increase of the interest rate from 7.0% to 9.5% per annum effective August 15, 2022 and the issuance of 594,680 warrants (148,670 ADSs) at an exercise price of $1.03 per warrant ($4.12 per ADS). The conversion price of the debt was not changed as the existing conversion price was less than 120% of 20-day VWAP. The exercise of the option resulted in the extinguishment of the existing note and issuance of a new note for accounting purposes. The change in the liability component before and after the amendment was recorded as financial gain for an amount of $476,000.
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
The fair value of the liability component on the issuance date of the Lynrock Lake convertible debt represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. On April 9, 2021, the initial fair value of the embedded derivative of the Lynrcok Lake notes was calculated to be $12,713,000. The change in fair value is remeasured and recorded as financial income or loss at each statement of financial position date. At December 31, 2022, the recalculated fair value of the convertible debt instruments was $1,956,000 ($7,003,000 at December 31, 2021), and the gain in change of the fair value of $5,047,000 for the year ended December 31, 2022 (gain of $5,710,000 for the year ended December 31, 2021) was recorded in the Consolidated Statement of Operations.
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
On August 16, 2022, the accounting of the amendment of the convertible note issued in August 2019 resulted in an embedded derivative, which reflects our options to extend the term of the note. The initial fair value of the embedded derivative of the note was calculated to be $1,920,000, including the fair value of the warrants to be granted at the extension date for an amount of $195,000. After the issuance of the warrants (recorded in Other Capital reserves in shareholders' equity), the fair value of the embedded derivative of the note was $1,725,000. At December 31, 2022, the recalculated fair value of the convertible debt was $1,247,000 ($3,078,000 at December 31, 2021) and the gain in change of the fair value of $1,831,000 for the year ended December 31, 2022, were recorded in the Consolidated Statement of Operations.
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
In the year ended December 31, 2022, a withholding tax was retained from a license fee invoiced in China. This withholding was only recoverable in the year of the invoicing. As the Company was in a tax loss position, the amount of $2,250,000 was not recoverable and was recorded in Income tax expense.
In France, we have significant net deferred tax assets resulting from net operating loss carry forwards, tax credit carry forwards and deductible temporary differences that reduce our taxable income. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carry back or carry forward periods provided for in the tax law for each applicable tax jurisdiction. Following the issuance of convertible debt and debt with warrants attached, we have deferred tax liabilities resulting from the bifurcation of the conversion feature and warrants from the debts. The deferred tax liabilities have allowed us to recognize deferred tax assets, subject to certain limitations on their use under French tax law. In 2020, we recognized (through equity) a reversal of deferred tax liabilities of $809,000 on the equity component of the convertible debt amended during the period. In the years ended December 31, 2020, 2021 and 2022, deferred tax liabilities of $398,000, $121,000 and $139,000, respectively, were recognized through income tax expense on our Consolidated Statement of Operations. Over time, as we generate taxable income, we expect our tax rate to increase significantly.
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
At December 31, 2020, 2021 and 2022, we had provisions for slow-moving LTE inventory totaling $0.9 million, $1.3 million and $1.9 million, respectively.

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
For the years ended December 31, 2020, 2021 and 2022, the assumption for expected volatility has been based on the Company’s historical volatility since the initial public offering in 2011.
We recognize compensation expense only for the portion of share options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from our estimates.
For 2020, 2021 and 2022, we recorded employee share-based compensation expense of $3.0 million, $5.1 million and $5.5 million, respectively. Share-based compensation expense related to non-employees was not material for 2020, 2021 and 2022.
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
Comparison of Years Ended December 31, 2021 and 2022

	Year ended December 31,		Change
	2021	2022	%
	(in thousands)
Revenue:
Product revenue	$30,410	$22,974	(24)%
License and services revenue	20,469	37,577	84
Total revenue	50,879	60,551	19
Cost of revenue	23,690	17,671	(25)
Gross profit	27,189	42,880	58
Operating expenses:
Research and development	26,414	26,610	1
Sales and marketing	9,049	10,027	11
General and administrative	10,045	10,082	—
Total operating expenses	45,508	46,719	3
Operating income (loss)	(18,319)	(3,839)	(79)
Financial income (expense):
Interest income (expense), net	(11,282)	(10,857)	(4)
Impact of debt reimbursement	5,177	—
Convertible debt amendments	—	476	100
Change in the fair value of convertible debt derivative	3,848	6,878	(100)
Foreign exchange gain (loss)	938	1,082	(100)
Profit (Loss) before income taxes	(19,638)	(6,260)
Income tax expense (benefit)	625	2,748	340
Profit (Loss)	$(20,263)	$(9,008)

The following table sets forth a summary of our statements of operations as a percentage of total revenue:

	Year ended December 31,
	2021	2022
	(% of total revenue)
Revenue:
Product revenue	60	38
License and services revenue	40	62
Total revenue	100	100
Cost of revenue	47	29
Gross profit	53	71
Operating expenses:
Research and development	52	44
Sales and marketing	18	17
General and administrative	20	17
Total operating expenses	90	78
Operating income (loss)	(37)	(7)
Financial income (expense):
Interest income (expense), net	(22)	(18)
Impact of debt reimbursement	10	—
Convertible debt amendments	—	1
Change in the fair value of convertible debt derivative	8	11
Foreign exchange gain (loss)	2	2
Profit (Loss) before income taxes	(39)	(11)
Income tax expense (benefit)	1	5
Profit (Loss)	(40)	(16)
Revenue
Product Revenue
Product revenue decreased 24% from $30.4 million in 2021 to $23.0 million in 2022. The decrease was mainly due to various delays by our customers in the launch of their products and to supply challenges impacting their legacy products, which caused them to prioritize fixing shortages in the existing products and reduce the priority of new projects with us. In 2021 and 2022, massive IoT product revenue for approximately 82% and 96%, respectively, of total product revenue, and broadband product revenue accounted for approximately 18% and 4%, respectively, of total product revenue.
Total massive IoT product revenue decreased 12% from $25.0 million in 2021 to $22.0 million in 2022 due to the expected decline in our first-generation Cat 1 product revenue, mostly due to higher-than-normal revenue in 2021 from this product line, as one large customer built over six months of inventory to avoid a potential supply shortage. The Cat 1 Calliope 2 business is in various applications, such as electrical meters in Japan, vending machines, security and asset tracking. Cat M product category revenue increase around 26%, driven by the success of second-generation of Monarch products.
Total broadband product revenue decreased 82% from $5.4 million in 2021 to $1.0 million in 2022. The broadband business declined due to the end of life of the product sold to Verizon in April 2021 for its JetPack Ellipsis, the portable router that included a Sequans modem, to facilitate at home schooling during the COVID-19 pandemic. The expected growth in the broadband CBRS business did not occur in 2022. Our CBRS customers are building devices to serve private networks for factories, utilities, campuses, stadiums, and transportation hubs such as airports and train stations. The broadband revenue is expected to accelerate in the future with the launch of our 5G Taurus platform.
In 2022, we shipped approximately 3.4 million units of 4G products compared to 3.8 million units in 2021. We expect revenue growth in 2023, supported by strong ramp-up of Cat M products for massive IoT and the launch of Cat 1 Calliope 2.

License and Services Revenue
License and services revenue increased 84% from $20.5 million in 2021 to $37.6 million in 2022, mainly due to revenue related to large 5G licensing deals signed in 2020, 2021 and 2022. Development services revenue increased 95% from $3.2 million in 2021 to $6.1 million in 2022. License revenue increased 82% from $17.1 million in 2021 to $31.0 million in 2022, and maintenance revenue increased 75% from $0.2 million in 2021 to $0.4 million in 2022. License and maintenance revenues can vary quite significantly from one period to another.
Sales to external customers disclosed below are based on the geographical location of the customers to which the Company invoices. The following table sets forth the Company’s total revenue by region for the periods indicated.

	Year ended December 31,
	2021	2022

Asia:
Taiwan	$14,668	$1,066
Korea	1,090	8
China (including Hong-Kong)	3,509	24,018
Rest of Asia	898	2,202
Total Asia	20,165	27,294
Germany	4,990	15,525
United States of America	22,565	16,749
Rest of world	3,159	983
Total revenue	$50,879	$60,551
We categorize our total revenue based on technology.

	Year ended December 31,
	2021	2022

Broadband IoT	$23,699	$36,181
Massive IoT	27,180	24,370
Total revenue	$50,879	$60,551
Additionally, we categorize our total revenue based on product and service revenue including license revenue and development and other services.

	Year ended December 31,
	2021	2022

Product	$30,410	$22,974
License	17,073	31,005
Development and other services	3,396	6,572
Total revenue	$50,879	$60,551

Cost of Revenue
Cost of product revenue decreased 30% from $22.0 million in 2021 to $15.5 million in 2022 mainly due to the decrease in shipments of modules. Cost of services and license revenue increased 28% from $1.7 million in 2021 to $2.2 million in 2022.

Gross Profit
Gross profit increased 58% from $27.2 million in 2021 to $42.9 million in 2022, and gross margin percentage increased from 53.4% in 2021 to 70.8% in 2022. Product gross margin percentage increased from 27.7% in 2021 to 32.7% in 2022 due to a higher proportion of higher-margin chipsets in the revenue mix in 2022. License and services revenue gross margin increased from 91.6% in 2021 to 94.1% in 2022 due to the higher proportion of license revenue in the mix in 2022.

Research and Development
Research and development expense increased 1% from $26.4 million in 2021 to $26.6 million in 2022 reflecting a decrease of expenses in euros impacted by a favorable foreign exchange rate between euros and US dollars and increases in research incentives and capitalization of development costs, offset by a net benefit in 2021 of $1.2 million from a one-time research and development grant and other one-time items.
Research and development incentives decreased from $9.9 million in 2021 to $9.5 million in 2022. In the year ended December 31, 2021, we started capitalizing 5G development costs. We also capitalized other development costs related mainly to operator certifications. The total amount of capitalized costs was $13.8 million, net of research tax credit of $1.9 million in 2022 compared to $18.3 million, net of research tax credit of $1.6 million in 2021. In the year ended December 31, 2022, the amount of the amortization of these capitalized costs was $2.4 million compared to $2.5 million in 2021.
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
There were 274 employees and independent contractors in research and development at December 31, 2022 compared to 273 at December 31, 2021.

Sales and Marketing
Sales and marketing expense increased 11% from $9.0 million in 2021 to $10.0 million in 2022. The increase primarily reflects higher average headcount and stock-based compensation expenses which represented more than $0.7 million of the increase. There were 47 employees and independent contractors in sales and marketing at December 31, 2022 compared to 46 employees at December 31, 2021.

General and Administrative
General and administrative expense remained flat at $10.1 million in 2022 compared to $10.0 million in 2021. Stock-based compensation increased in 2022 and legal fees increased due to the new 5G strategic contract signed during the year, offset by expenses in euros impacted by a favorable foreign exchange rate between euros and US dollars. There were 23 employees in general and administrative functions at December 31, 2022 and 2021.
Interest Income (Expense), Net
Net interest expense decreased to $10.9 million in 2022 compared to $11.3 million in 2021. The decrease in interest expense in 2022 reflected the conversion in 2021 of portions of convertible debt issued in December 2019, January 2021 and February 2021; and the repayment of the venture debt and of convertible debt in April 2021; partially offset by the full year of interest expense of the new convertible debt issued in April 2021 and the increase in the interest rate on the existing convertible note. Interest expense included $1.0 million related to the financing component of the upfront payment of the non-exclusive license and development services agreement signed in October 2019 compared to $2.2 million in 2021. Interest income was insignificant in both years.
Impact of debt repayment
On April 14, 2021, the Company repaid the remaining amount of the Nokomis Notes that were due on April 14, 202, which were issued in April 2015 and in September 2018). The recalculated fair value of the embedded derivatives at the repayment date was $4,645,000 and was recorded as financial income in the Consolidated Statement of Operations and the change of the fair value amounted to a loss of $934,000.
On April 15, 2021, following the issuance of new convertible debt and a private placement, the Company used a portion of the proceeds to prepay in full all amounts due to Harbert. The prepayment in full was considered a debt renegotiation. The positive impact of $532,000 was recognized as financial income in the Consolidated Statement of Operations.
There was no debt repayment in 2022.

Convertible debt amendment
On August 15, 2022, the convertible note issued in August 2019 arrived at maturity and the Company exercised its first option to extend the maturity to August 16, 2023. Following the option exercise, the change in the liability component before and after the extension and the fair value of the warrants granted, which resulted in a gain on extinguishment of $476,000 was recorded as "Convertible debt amendments" in the Consolidated Statements of Operations.

Change in fair value of convertible debt embedded derivative
At December 31, 2022, the recalculated fair value of the remaining convertible debt issued in August 2019 was $1,247,000, and the change of the fair value of $1,831,000 in 2022 was recorded as a gain in the Consolidated Statement of Operations. At December 31, 2021, the recalculated fair value of this convertible debt was $3,078,000, and the change of the fair value of 1,862,000 in 2021 was recorded in the Consolidated Statement of Operations.
At December 31, 2022, the recalculated fair value of the convertible debt issued on April 9, 2021 was $1,956,000, and the change of the fair value of $5,047,000 in 2022 was recorded as a gain in the Consolidated Statement of Operations. At December 31, 2021, the recalculated fair value of the convertible debt was $7,003,000, and the change of the fair value of $5,710,000 in 2021 was recorded as a gain in the Consolidated Statement of Operations.
Foreign Exchange Gain (Loss), Net
We had a net foreign exchange gain of $1.1 million in 2022 compared to a net foreign exchange gain of $0.9 million in 2021 primarily due to movements in the U.S. dollar versus the euro, particularly in the revaluation of euro-denominated net debt on the balance sheet.
Income Tax Expense (Benefit)
In 2022, we recorded current tax expense of $2.6 million arising from taxable income incurred at certain subsidiaries and a withholding tax of $2,250,000 retained from a license fee invoiced in China. This withholding was only recoverable the year of the invoicing. As we were in a loss position in France in 2022, we were not able to recover the withholding credit. Deferred tax expense recorded in 2022 amounted to $139,000 and related to origination and reversal of timing differences. In 2021, we recorded current tax expense of $504,000 arising from taxable income incurred at certain subsidiaries, and a deferred tax expense amounting to $121,000, related to origination and reversal of timing differences.

Comparison of Years Ended December 31, 2020 and 2021

	Year ended December 31,		Change
	2020 (1)	2021	%
	(in thousands)
Revenue:
Product revenue	$37,919	$30,410	(20)%
License and services revenue	12,997	20,469	57
Total revenue	50,916	50,879	—
Cost of revenue	27,466	23,690	(14)
Gross profit	23,450	27,189	16
Operating expenses:
Research and development	30,883	26,414	(14)
Sales and marketing	7,925	9,049	14
General and administrative	9,383	10,045	7
Total operating expenses	48,191	45,508	(6)
Operating income (loss)	(24,741)	(18,319)	(26)
Financial income (expense):
Interest income (expense), net	(14,471)	(11,282)	(22)
Other financial expense	—	5,177
Convertible debt amendments	1,399	—	100
Foreign exchange gain (loss)	(13,129)	3,848	(100)
Profit (Loss) before income taxes	(2,638)	938	(100)
Income tax expense (benefit)	(53,580)	(19,638)
Profit (Loss)	936	625	(33)
	$(54,516)	$(20,263)

(1) 2020 amounts restated to reflect the impact of application of the IFRS IC decision on IAS 19

The following table sets forth a summary of our statements of operations as a percentage of total revenue:

	Year ended December 31,
	2020	2021
	(% of total revenue)
Revenue:
Product revenue	74	60
License and services revenue	26	40
Total revenue	100	100
Cost of revenue	54	47
Gross profit	46	53
Operating expenses:
Research and development	61	52
Sales and marketing	16	18
General and administrative	18	20
Total operating expenses	95	90
Operating income (loss)	(49)	(37)
Financial income (expense):
Interest income (expense), net	(28)	(22)
Other financial expense	—	10
Convertible debt amendments	3	—
Foreign exchange gain (loss)	(26)	8
Profit (Loss) before income taxes	(5)	2
Income tax expense (benefit)	(105)	(39)
Profit (Loss)	2	1
	(107)	(40)
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

License and Service Revenue
License and revenue increased 57% from $13.0 million in 2020 to $20.5 million in 2021, mainly due to revenue related to large strategic deals signed in 2019, 2020 and 2021. Development services revenue increased 3% from $3.1 million in 2020 to $3.2 million in 2021. License revenue increased 77% from $9.7 million in 2020 to $17.1 million in 2021, while maintenance revenue decreased 4% from $0.3 million in 2020 to $0.2 million in 2021. License and maintenance revenues can vary quite significantly from one period to another.
Sales to external customers disclosed below are based on the geographical location of the customers to which the Company invoices. The following table sets forth the Company’s total revenue by region for the periods indicated.

	Year ended December 31,
	2020	2021
	(in thousands)
Asia:
Taiwan	$10,494	$14,668
Korea	23,076	1,090
China (including Hong-Kong)	821	3,509
Rest of Asia	53	898
Total Asia	34,444	20,165
Germany	—	4,990
United States of America	13,015	22,565
Rest of world	3,457	3,159
Total revenue	$50,916	$50,879
We categorize our total revenue based on technology.

	Year ended December 31,
	2020	2021
	(in thousands)
Broadband IoT	$35,766	$23,699
Massive IoT	15,150	27,180
Total revenue	$50,916	$50,879
Additionally, we categorize our total revenue based on product and service revenue including license revenue and development and other services.

	Year ended December 31,
	2020 (1)	2021 (1)
	(in thousands)
Product	$37,919	$30,410
License	9,669	17,073
Development and other services	3,328	3,396
Total revenue	$50,916	$50,879
(1) Previously reported amounts have changed due to reclassifications to conform to the current year presentation
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
Sources of Liquidity
Our cash and cash equivalents and short-term investments were $10.7 million at December 31, 2022.
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
In June 2014, we entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 80-90% of the face value of accounts receivable from qualifying customers. We transfer to the finance company all invoices issued to qualifying customers and the customers are instructed to settle the invoices directly with the finance company. In May 2020, we entered into an agreement to finance the 2020 research tax credit receivable as it is earned over the year, which was renewed for the 2021 and 2022 research tax credits. At December 31, 2022, $7.7 million had been drawn on the lines of credit from these agreements and recorded as a current borrowing.
In October 2014, Bpifrance, a financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a three-year period. The total funding was €7.0 million ($9.0 million), a portion in the form of a grant (€3.0 million or $3.8 million) and a portion in the form of a loan (€4.0 million or $5.2 million). The funding was paid in installments after milestones defined in the contract, the last of which was received in 2019. The advance will be repaid from March 31, 2019 to December 31, 2024 of which €540,000 ($571,000) in principal and interests was paid in 2022, and bears interests at a 1.53% fixed contractual rate.
In April 2015, we completed the sale of a $12 million convertible note to Nokomis Capital, L.L.C. (Nokomis) in a private placement transaction. In addition, we issued warrants to purchase 450,000 ADSs to the holder of this note in connection with the September 2018 amendment with an exercise price of $6.80 per ADS. In January and February 2021, Nokomis converted portions of the note issued with a total principal value of $7,750,000, and the balance was repaid at term in April 2021.
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
On September 27, 2018, the Company sold a convertible note in the principal amount of $4.5 million to Nokomis in a private placement transaction. The convertible note had the same terms as the convertible note issued in 2015.
On October 26, 2018, the Company entered into a bond issuance agreement with Harbert European Specialty Lending Company II S.a.r.l (the “Harbert”) whereby Harbert agreed to loan to the Company €12 million ($13.8 million). Also, on October 26, 2018, the Company issued to Harbert, for a total subscription price of $1.00, warrants to acquire 204,179 ADSs at an exercise price of $5.36 per ADS. Such warrants are exercisable at any time and expire October 26, 2028. The loan was repaid in April 2021.
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
On August 16, 2019, the Company entered into a convertible note agreement with Nokomis in the principal amount of 5.0 million. The convertible note was to mature in August 2022, bore interest at a rate of 7% per year, paid in kind annually on August 16th and is convertible, at the holder’s option, into the company’s ADSs at a conversion rate of $4.12 per ADS.
Effective February 11, 2020, the Company amended the terms of the convertible note issued April 27, 2016 to Nokomis, to extend the maturity of the note to April 14, 2021. In addition, the conversion price was reduced from $2.25 to $1.225 per Ordinary Share, or from $9.00 to $4.90 per ADS.

In March 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 note which has two options to extend. Each option gives the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) will stay at 7% but the holder will be granted a warrant for 10% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK will be adjusted to 9.5%, the previous warrants granted on the first option exercise will be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK will be adjusted to 13.5%, and the holder will be granted an additional warrant for 20% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP. If at any time, the holder converts a note prior to the date of April 2022, it will receive an extra year’s worth of PIK so as to incentivize early conversion. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
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
On April 30, 2020, the Company finalized €5 million of French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan. The French loan is unsecured and can, at Sequans’ option, be repaid in full in one year plus 1.75% interest or, with one to four months’ notice before April 30, 2021, be repaid over the following five years. In March 2021, the Company exercised the option to repay over an additional five years (from August 2022 to May 2026, only interest will be paid from August 2021 to May 2022). €736,000 ($742,000) in principal and interests was reimbursed in 2022.
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
On March 5, 2021, the Company executed an agreement with Bpifrance that provides funding to the Company in the context of a long-term research project named CRIIOT, estimated to be completed over a 33-month period. The total value of the project is €5,615,000 ($6,890,000) in the form of a grant. The funding will be paid in three installments: €1,404,000 ($1,670,000) after the signature of the contract, received in March 2021; €2,808,000 ($2,966,000) received in July 2022 based on achievement of milestones and the remaining amount of €1,403,000 ($1,497,000) at the end of the contract.
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
On March 10, 2022, the Company increased its capital in connection with a public offering by issuing 6,666,667 ordinary shares at a price of $0.75 per share ($3.0 per ADS). On March 28, 2022, the underwriters exercised their option to purchase an additional 4,000,000 ordinary shares (represented by 1,000,000 ADS) at the public offering price, settled on April 1, 2022. The total gross proceeds from the offering, including from the exercise of the over-allotment option, amount to $23.0 million.
On August 15, 2022, the Company exercised its option to extend the term of the remaining Nokomis Note outstanding, that issued in August 2019. This convertible note now matures in August 2023, bears interest at a rate of 9.5% per year, paid in kind annually on August 16th and is convertible, at the holder’s option, into the company’s ADSs at a conversion rate of $4.12 per ADS. In connection with the extension of the debt, the Company issued to Nokomis warrants to acquire 594,680 ordinary shares (148,670 ADS) at an exercise price of $4.12 per ADS.
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Net cash used in operating activities	$(19,389)	$(8,505)	$(1,839)
Net cash used in investing activities	$(24,762)	$(19,666)	$(26,047)
Net cash from financing activities	$37,622	$25,428	$28,715
Net increase (decrease) in cash and cash equivalents	$(6,529)	$(2,743)	$829
Cash Flows from Operating Activities
Net cash used in operating activities during 2022 was $1.8 million, reflecting a net loss (before income tax) of $6.3 million, increases in inventories of $3.0 million and in research tax credit receivable of $1.6 million and decreases in trade payables and other liabilities of $7.0 million, contract liabilities of $6.2 million and in government grant advances of $2.5 million, offset by decreases in trade receivables and other receivables of $6.7 million. In addition, there were several non-cash charges, including depreciation and amortization of $12.0 million, interest expense of $10.9 million, change in the fair value of convertible debt embedded derivative of $6.9 million, and share-based compensation expense of $5.5 million during the period. There was a non-cash benefit of $0.5 million related to convertible debt amendment.
Net cash used operating activities during 2021 was $8.5 million, reflecting a net loss (before income tax) of $19.6 million, increases in inventories of $0.2 million and in research tax credit receivable of $3.7 million and decreases in contract liabilities of $6.8 million and in government grant advances of $1.4 million, offset by increases in trade payables and other liabilities of $4.7 million, and decreases in trade receivables and other receivables of $1.4 million. In addition, there were several non-cash charges, including depreciation and amortization of $10.6 million, interest expense of $11.3 million, change in the fair value of convertible debt embedded derivative of $3.8 million, and share-based compensation expense of $5.1 million during the period. There was a non-cash benefit of $5.2 million related to debt repayment.
Net cash from in operating activities during 2020 was $19.4 million, reflecting a net loss (before income tax) of $53.5 million, increases in trade and other receivables of $8.5 million, and in research tax credit receivable of $0.7 million and decreases in contract liabilities of $5.1 million offset by increases in trade payables and other liabilities of $6.2 million, and decreases in inventories of $0.4 million. These and other smaller working capital adjustments were a net $0.3 million cash from operating activities. In addition, there were several non-cash charges, including depreciation and amortization of $9.8 million, interest expense of $14.5 million, change in the fair value of convertible debt embedded derivative of $13.1 million, and share-based compensation expense of $3.0 million during the period. There was a non-cash benefit of $1.4 million related to the convertible debt amendments.
Cash Used in Investing Activities
Cash used in investing activities during 2022, 2021 and 2020, consisted primarily of purchases of property and equipment and intangible assets of $7.2 million, $9.5 million and $6.6 million, respectively, of capitalized development expenditures of $15.5 million, $19.4 million and $7.2 million, respectively, and the sale of short-term deposits of $5.0 million in 2022 and

$10.9 million in 2020 (purchase for $10.9 million in 2021). In 2020, 2021 and 2022, the purchase of intangible assets included licenses purchased for the 5G product development.
Cash Flows from Financing Activities
Net cash provided by financing activities was $28.7 million in 2022, reflecting $30.1 million in net proceeds from our follow-on public offering in March 2022 and $3.0 million in net proceeds drawn on interest-bearing receivables financing, offset by $1.0 million repayment of government loan, $1.2 million payment of lease liabilities, $0.8 million repayment of research project financing and a $1.5 million payment of interest.
Net cash provided by financing activities was $25.4 million in 2021, reflecting $49.5 million in net proceeds from the issuance of convertible debt and equity in April 2021 and $21,000 in net proceeds drawn on interest-bearing receivables financing, offset by an $8.8 million repayment of the convertible debt, $7.9 million repayment of the venture debt, $0.5 million repayment of government loan, $1.1 million payment of lease liabilities, $0.8 million repayment of research project financing and a $5.3 million payment of interest (including $3.0 million related to the repayment of convertible debt).
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
Operating and Investing Requirements
We expect our cash operating expenses will be slightly higher than in 2022 as we continue the development of our new 5G chipset targeting broadband IoT applications. We expect that investments in tangible and intangible assets are likely to be comparable to 2022 or slightly less. We will incur expense to meet our commitments to our customers under various purchase orders and contracts. The Company believes that it will be required to obtain additional financing to meet cash flow needs in order to fund operations until 4G product revenues ramp and is targeting the execution of new license agreements as the preferred mechanism to meet cash needs.
The Company’s internal cash forecast, which is built from sales forecasts by products and by customer, assumes a slight increase in the operating cost structure, ongoing and new government funding of research programs and new strategic funding activities. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. Furthermore, worldwide production constraints and/or component shortages may have a negative impact on the production of the Company's products, the Company's ability to source components needed for production or on the demand for the Company's products by customers with their own supply chain issues, and as a result could affect the Company’s financial condition. In addition, geopolitical uncertainties, including the Russian invasion of Ukraine, could have a negative impact on sales of our products or make it difficult to produce and deliver products to our customers. The effects of supply chain shortages and the hostilities in Ukraine also could negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond. While the Company has taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.
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
•the impact of supply chain disruptions on our business;
•the impact of the hostilities in Ukraine; and
•the acquisition of products and technologies.
From time to time, we have entered into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. (See Note 20.2 for more information on our hedging arrangements.)

C.	Research and Development, Patents and Licenses, etc.
We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 274 employees and independent contractors, at December 31, 2022, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, cellular protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal cellular wireless domains, including 2G, 3G, 4G LTE, 5G and other wireless communication technologies such as Wi-Fi. Approximately 75% of our employee engineers have more than 10 years of experience in their specific domain, and 70% of our engineers hold masters degrees.
The ability to successfully integrate and mass-produce digital and/or RF functionality in advanced process technology with acceptable yields is a significant industry challenge. Due to the robustness of our silicon design and verification methodologies, we have demonstrated competency in repeatedly achieving production-capable products with the first version of our chip, reducing time to market and avoiding costs associated with additional design revisions. Our products in mass production use 65nm and 40nm silicon geometries (RF and baseband), and we are designing with denser process geometries for our 5G products.
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
Since February 2009, we have been certified as ISO 9001 compliant, an international standard set by the International Organization for Standardization, or ISO, that sets forth requirements for an organization’s quality management system. We believe this certification gives our customers confidence in our quality control procedures. We also participate in a number of organizations and standards bodies, including the 3rd Generation Partnership Project (3GPP), Open Mobile Alliance (OMA), the PTS Type Certification Review Board (PTCRB) the Global Certification Forum (GCF), the GSMA, European Telecommunications Standards Institute (ETSI) and CTIA—The Wireless Association.
We participate in multiple European Union and French collaborative projects for advanced studies to benefit from cutting edge innovations from industry and academic partners in areas spanning from signal processing to end-to-end solutions. Recent activities focus on the defining of IoT for industrial needs, in line with the evolution of 5G.
At December 31, 2022, we had 78 patents issued.
Our research and development expense was $30.9 million for 2020, $26.4 million for 2021 and $26.6 million for 2022.

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

E.	Critical Accounting Estimates
See footnote 2.4 to the Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
Executive Officers and Directors
The following table sets forth information about our executive officers and directors as the date of this annual report.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	61	Chairman of the Board and Chief Executive Officer
Deborah Choate	59	Chief Financial Officer
Louis Chuang	42	Executive Vice President - Massive IoT Business
Bertrand Debray	58	Executive Vice President - Broadband IoT Business
Didier Dutronc	63	Executive Vice President - Partnership Strategy
Danny Kedar	51	Chief Operating Officer
Nikhil Taluja	51	Executive Vice President Worldwide Sales
Directors
Sailesh Chittipeddi	60	Director
Wesley Cummins	45	Director
Mailys Ferrere	60	Director
Yves Maitre	60	Director
Richard Nottenburg	69	Director
Hubert de Pesquidoux	55	Director
Dominique Pitteloud	61	Director
Zvi Slonimsky	73	Director
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
Louis Chuang has served as executive vice president for the massive IoT business unit since April 2022; from May 2021 until March 2022, Mr. Chuang served as Sequans' general manager for Asia-Pacific. Prior to joining Sequans, Mr. Chuang was senior director of sales and marketing for the broadband wireless access business unit of Gemtek, a wireless solutions provider, where he held various positions within the wireless WAN and telecom products devisions since 2003. Mr. Chuang holds an MS in communication and microwave engineering from Yuan Ze University in Taiwan.
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
Didier Dutronc has served as executive vice president for partnership strategy since April 2022. From October 2020 until March 2022, Mr. Dutronc served as executive vice president for the massive IoT business unit; from March 2016 until October 2020, he served as our chief marketing officer. From January 2014 until March 2016, Mr. Dutronc was a director of Tapcheck Limited and Asia Business Consulting Limited both based in Hong Kong and providing services for companies targeting the IoT market. Previously, Mr. Dutronc served as senior vice president and general manager, M2M Embedded Solutions Business Unit at Sierra Wireless from February 2009 until October 2013. He also worked for Wavecom as general manager Handset BU (until Wavecom was acquired by Sierra Wireless). Earlier, he held positions at Alcatel Optronics USA, Alcatel Optronics France and Texas Instruments. Mr. Dutronc holds a BS in Electrical Engineering from ESME Sudria (France) and a MBA from IAE of Paris.
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
Directors
Sailesh Chittipeddi has served as a director since June 2022. He is currently Executive Vice President and General Manager of the IoT and Infrastructure Business Unit of Renesas. He joined Renesas in April 2019. Before joining Renesas, he served as IDT’s Executive Vice President of Global Operations and CTO from April 2014 to April 2019. In this role he was responsible for the company’s operations, procurement, quality, supply chain, foundry engineering, assembly engineering, product & test engineering, facilities, Design Automation, and Information Technology groups. Prior to joining IDT, Dr. Chittipeddi was President and CEO of Conexant Systems and served on its Board of Directors. Before that, he held several executive roles at Conexant Systems, including COO, co-President, EVP for Operations and Chief Technical Officer. Dr. Chittipeddi started his career in technology with AT&T Bell Labs and progressively managed larger engineering and operations groups with AT&T Microelectronics/Lucent and Agere Systems. Dr. Chittipeddi holds five degrees, including an M.B.A from the University of Texas at Austin and a Ph.D. in physics from Ohio State University.
Wesley Cummins has served as a director since June 2018. Mr. Cummins is the founder, and currently serves as the CEO of Applied Digital Corporation, and is the president of B. Riley Asset Management, a position he has held since B. Riley Financial acquired his firm 272 Capital L.P. in August 2021. Prior to founding 272 Capital, Mr. Cummins was an analyst with Nokomis Capital, LLC, an investment advisory firm and a debtholder of the Company, from 2013 to February 2020. Mr.

Cummins is also a board member of Vishay Precision Group and of CalAmp. He previously served on the board of Telenav, Inc., a connected car company. Mr. Cummins holds a B.S.B.A. from Washington University in St. Louis, Missouri.
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
Richard Nottenburg has served as a director since June 2016. He is currently Executive Chairman of NxBeam Inc., a private company, and an investor in various early-stage technology companies. Previously, Dr. Nottenburg served as president, chief executive officer, and member of the board of directors of Sonus Networks, Inc. from 2008 through 2010. From 2004 until 2008, Dr. Nottenburg was an officer with Motorola, Inc., ultimately serving as its executive vice president, chief strategy officer and chief technology officer. He served on the boards of Aeroflex Corporation from 2010 until 2014, PMC Sierra, where he was a member of the audit committee, from 2011 until 2016 and Violin Memory where he served as Chairman from 2014 until 2017. Dr. Nottenburg is currently a member of the board of directors of Verint Systems Inc., where he is chairman of the compensation committee, Cognyte Ltd., where he is chairman of the compensation committee, and Appliedblockchain Inc., where he is a member of the compensation committee. He previously served on the boards of directors of PMC-Sierra Inc., Aeroflex Holding Corp., Anaren, Inc., Comverse Technology, Inc. and Violin Memory, Inc. Dr. Nottenburg has a BSEE in Electrical Engineering from New York University, an MSEE in Electrical Engineering from Colorado State University and a PhD in Electrical Engineering from Ecole Polytechnique Federal Lausanne.
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
The aggregate compensation paid and benefits in kind granted by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2022 was $5.7 million. For the year ended December 31, 2022, we estimate that approximately $19,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Our non-employee directors, other than Ms. Ferrere and Mr. Chittipeddi, are entitled to the following annual compensation as an annual retainer:

Attendance fees	$20,000
Attendance fees for lead independent director	$20,000
Attendance fees for board committee chairperson
Audit committee	$12,000
Compensation committee	$9,000
Nominating and corporate governance committee	$5,000
Attendance fees for board committee members
Audit committee	$6,000
Compensation committee	$4,500
Nominating and corporate governance committee	$2,500
In addition, our non-employee directors, other than Ms. Ferrere and Mr. Chittipeddi, are also entitled to the following equity awards as an annual retainer:

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

No cash or warrants were awarded to Ms. Ferrere due to the restrictions in her employment agreement with Bpifrance Large Venture, nor to Mr. Chittipeddi, in order to avoid any appearance of conflict of interest.

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
Fixed compensation: Dr. Karam benefits from a fixed annual gross compensation of €400,000 as of November 1, 2022, increased from €350,000 which had been unchanged since December 2016. Dr. Karam's fixed compensation is determined by taking into account the level and complexity of his responsibilities, his experience in similar positions and market practices for comparable companies.
Variable compensation: Dr. Karam’s annual variable compensation can represent between 0% and 100% of Dr. Karam’s annual fixed compensation. The amount of variable compensation is based on the achievement of pre-determined performance conditions defined by the board of directors based on recommendations issued by the compensation committee. The performance conditions are a combination of financial and strategic targets. The board of directors in its meeting of February 7, 2023, approved a bonus of €358,333 for the year ended December 31, 2022, compared with €276,500 for the year ended December 31, 2021.
Long-term variable compensation – restricted free shares: While not an obligation of his employment agreement, each year Dr. Karam is granted restricted free shares. Dr. Karam is granted restricted free shares from the same plans used for all employees, and is subject to all the same terms and conditions. Detail of Dr. Karam's restricted free shares is described in Item 6.B.
Benefits in kind: Dr. Karam, as he is not untitled to normal French legal employee unemployment benefits, we have subscribed to private unemployment insurance on his behalf and increase Dr. Karam's compensation to cover the income taxes associated with this benefit (total cost of €14,099 in 2022; €14,901 in 2021). He is however eligible for the French defined contribution pension plan, which also applies to all of our French employees.
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
Equity Plans
We have issued to our employees and certain consultants, stock options, founders' warrants and warrants to purchase our ordinary shares, and restricted share awards. Due to French corporate law and tax considerations, we have issued such equity awards under four types of equity plans, collectively referred to in this discussion as our equity plans. Our equity plans provide for the issue of restricted free shares or stock options to employees pursuant to our Stock Option and Restricted Share Award Plans; warrants to our business partners, including certain consultants and advisors, who have long-term relationships with us and advise us on a regular basis, pursuant to our BSA Subscription Plans; and prior to our initial public offering in the United States in April 2011, founders' warrants to employees in France, pursuant to our BCE Subscription Plans.
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
From 2004 through March 17, 2023, our shareholders have approved and authorized the issuance of an aggregate of 43,035,276 shares (10,758,819 ADSs) under our equity plans. At March 17, 2023, there were outstanding stock options and warrants to purchase a total of 1,462,030 of our ADSs issued under our equity plans at a weighted average exercise price of $6.06, of which 1,048,925 were held by our directors and executive officers at a weighted average exercise price of $6.70 per ADS. Of these outstanding stock options and warrants, at March 17, 2023, options and warrants to purchase 1,182,434 ADSs were vested and exercisable, of which 820,934 in the form of ADS were held by our directors and executive officers. At March 17, 2023, there were unvested restricted share awards outstanding representing 4,074,047 ADSs, of which 2,187,750 were held by our directors and executive officers. As of March 17, 2023, there were 261,081 restricted shares in the form of ADSs (128,133 held by our directors and executive officers) had vested but were not yet freely transferable under the restrictions of the plans.
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
The following table provides information regarding the options to purchase our ordinary shares and restricted shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or ADS or have options to purchase more than one percent of our ordinary shares or ADS as of March 17, 2023:

	Restricted Shares (1)(2)			Options (2)
Name (Title)	Number Unvested	Number Vested, Trading Restricted	Grant Date Fair Value	Number	Exercise Price	Expiration Date
Dr. Georges Karam, Chairman and Chief Executive Officer	150,000	—	$0.73	150,000	$1.90	Dec. 12, 2023
	393,750	—	$1.35	170,000	$1.58	July 22, 2024
	687,500	312,500	$1.08	130,000	$1.25	Dec. 11, 2024
	182,327	62,512	$1.03	98,000	$1.94	Apr. 21, 2025
	749,952	—	$0.91	170,000	$1.55	July 20, 2025
	2,800,000	—	$0.92	100,000	$1.97	Dec. 14, 2025
	1,200,000	—	$0.90
(1) The restricted shares also vest over four years with 25% vesting after an initial 12 months and the remainder vesting over the remaining 36 months. The restricted shares cannot be sold during the first 24 months after the grant date.
(2) The numbers in the table represent the number of underlying ordinary shares. To obtain the number of ADS, it is necessary to divide by four. To obtain the exercise price per ADS or the grant date fair value per ADS, it is necessary to multiply by four.
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
Our board of directors currently consists of nine directors, which is the maximum permitted under our by-laws. Our board of directors has determined that each of Messrs. Chittipeddi, Cummins, Maitre, Nottenburg, de Pesquidoux, Pitteloud, and Slonimsky and Ms. Ferrere qualify as independent under the applicable rules and regulations of the SEC and the NYSE.
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

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2024
Sailesh Chittipeddi	Director	2022	2025
Wesley Cummins	Director	2018	2024
Mailys Ferrere	Director	2017	2023
Yves Maitre	Director	2014	2023
Richard Nottenburg	Director	2016	2025
Hubert de Pesquidoux	Director	2011	2023
Dominique Pitteloud	Director	2005	2025
Zvi Slonimsky	Director	2006	2024
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
Directors’ Service Contracts
In March 2021, we entered into a consulting agreement with Yves Maitre. See “Item 7.B—Related Party Transactions—Agreements with Executive Officers and Directors—Director Compensation and Agreements”. Except for this consulting agreement and directors compensation, there are no other arrangements or understandings between us and any of our non-

employee directors providing for benefits upon termination of their employment or service as directors of our company, other than as required by applicable law.
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
At December 31, 2022, we had 285 full-time employees, of whom 136 were located in France, 43 were in Israel, 31 were in the United Kingdom, 20 were in the United States, 10 were in Taiwan, 8 were in Singapore, 7 were in China, and there was one employee in each of Finland, Hong Kong, and South Korea. Management considers labor relations to be good. We also have independent contractors and consultants. At December 31, 2022, we had 32 dedicated engineers from Global Logic in Ukraine for software development and testing, and also had 62 independent contractors primarily in research and development but also in business development in France, Finland, Israel, Poland, Serbia, the United Kingdom, the United States, China and Japan.
At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2020	2021	2022
Department:
Research and development	159	189	183
Sales and marketing	23	36	44
General and administration	19	18	23
Operations	7	7	8
Total	208	250	258
Geography:
Europe, Middle East, Africa	168	210	211
Asia	24	22	27
Americas	16	18	20
Total	208	250	258

E.	Share Ownership
For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B.—Compensation—Equity Plans” and “Item 7.A—Major Shareholders.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation S’share Ownership

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of March 17, 2023:
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
For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 194,258,298 ordinary shares (the equivalent of 48,564,574 ADSs) outstanding as of March 17, 2023.
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

	Ordinary Shares Beneficially Owned	ADSs Beneficially Owned
	Number	Number	Percent
5% Shareholders
B. Riley Asset Management LLC(1)	19,870,548	4,967,637	10.2%
Lynrock Lake Master Fund LP (2)	19,172,104	4,793,026	9.9%
AWM Investment Co. Inc.(3)	15,399,760	3,849,940	7.9%
Divisar Partners QP, L.P.(4)	14,727,800	3,681,950	7.6%
Bpifrance Participations(5)	13,200,072	3,300,018	6.8%
Executive Officers and Directors
Dr. Georges Karam(6)	6,256,907	1,564,226	3.2%
Deborah Choate(7)	671,950	167,988	*
Sailesh Chittipeddi	—	—	-
Louis Chuang	—	—	-
Wesley Cummins(8)	20,100,548	5,025,137	10.3%
Bertrand Debray(9)	1,437,284	359,321	*
Didier Dutronc(10)	398,527	99,632	*
Mailys Ferrere	—	—	-
Danny Kedar(11)	419,260	104,815	*
Yves Maitre(12)	680,916	170,229	*
Richard Nottenburg(13)	311,147	77,786	*
Hubert de Pesquidoux(14)	348,400	87,100	*
Dominique Pitteloud(15)	402,000	100,500	*
Zvi Slonimsky(16)	340,097	85,024	*
Nikhil Taluja(17)	446,937	111,734	*
All executive officers and directors as a group (14 persons)(18)	31,813,973	7,953,491	16.1%
 * Represents beneficial ownership of less than 1%.

(1)Based on a Schedule 13D/A filed with the SEC on December 5, 2022. B. Riley Asset Management LLC (“BRAM”) is the investment manager for certain funds and accounts (the "BRAM Funds and Accounts") and Mr. Cummins is the President of BRAM. BRAM and Mr. Cummins share voting and dispositive rights over the ADSs. The principal business address of BRAM is 3811 Turtle Creek Boulevard, Suite 2100, Dallas, TX 75219.
(2)Based on a Schedule 13G/A filed with the SEC on February 14, 2023. The amount reported includes 18,973,500 ordinary shares represented by 4,743,375 ADSs, and 198,604 ordinary shares issuable upon conversion of convertible notes of the Company.In addition, Lynrock Lake Master Fund LP ("Lynrock Lake Master") directly held convertible notes of the Company that are not presently convertible into ADSs due to a 9.99% beneficial ownership limitation. Lynrock Lake LP (the "Investment Manager") is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Company held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master. The address of Lynrock Lake is 12 International Drive, Suite 130, Rye Brook NY 10573.
(3)Based on a Schedule 13G/A filed with the SEC on February 14, 2023. Includes 15,399,760 ordinary shares (represented by 3,849,940 ADSs) held by AWM Investment Company, Inc., a Delaware corporation (“AWM”), that is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Island limited partnership ("CAYMAN"), Special Situations Fund III QP, L.P., a Delaware limited partnership ("SSFQP") Special Situations Private Equity Fund, L.P., a Delaware limited partnership ("SSPE"), Special Situations Technology Fund, L.P., a Delaware limited partnership ("TECH") and Special Situations Technology Fund II, L.P., a Delaware limited partnership ("TECH II"), (CAYMAN, SSFQP, SSPE, TECH and TECH II, will hereafter be referred to as the “Funds”). As the investment adviser to the Funds, AWM holds sole voting and investment power over 1,581,096 ordinary shares (395,274 ADSs) held by CAYMAN, 4,662,000 ordinary shares (1,165,500 ADSs) held by SSFQP, 1,532,800 ordinary shares (383,200 ADSs) held by SSPE, 1,128,772 ordinary shares held (282,193 ADSs) by TECH and 6,495,092 ordinary shares (1,623,773 ADSs) held by TECH II. David M. Greenhouse ("Greenhouse") and Adam C. Stettner ("Stettner") are members of: SSCayman, L.L.C., a Delaware limited liability company ("SSCAY"), the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership ("MGP"), the general partner of SSFQP; MG Advisers, L.L.C., a New York limited liability company ("MG"), the general partner of SSPE; and SST Advisers, L.L.C., a Delaware limited liability company ("SSTA"), the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM. The principal business address for AWM is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.
(4)Based on a Schedule 13G/A filed with the SEC on February 14, 2023. Includes 14,727,800 ordinary shares (represented by 3,681,950 ADSs) beneficially owned by Divisar Capital Management, LLC, which is the general partner of Divisar Partners QP, L.P.. Included in this amount are 13,715,148 ordinary shares (represented by 3,428,787 ADSs) held by Divisar Partners QP, L.P. Mr. Steven Baughman, as CEO of Divisar Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares held by Divisar Partners QP, L.P. The principal business address for Divisar Partners QP, L.P. is 275 Sacramento Street, 8th Floor, San Francisco, CA. Mr. Steven Baughman, as CEO of Divisar Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares held by Divisar Partners QP, L.P. The principal business address for Divisar Partners QP, L.P. is 275 Sacramento Street, 8th Floor, San Francisco, CA 94111.
(5)Based on a Schedule 13D/A filed with the SEC on March 17, 2022. Bpifrance Participations S.A., or Bpifrance Participations. Bpifrance Participations is a wholly-owned subsidiary of Bpifrance S.A., a French credit institution ("Bpifrance"). Caisse de Dépôts, or CDC, and EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”) each hold 49.2% of the share capital of Bpifrance and jointly control Bpifrance. None of Bpifrance, CDC or EPIC holds any shares directly. Bpifrance may be deemed to be the beneficial owner of 13,200,072 shares, indirectly through its ownership of Bpifrance Participation. CDC and EPIC may be deemed to be the beneficial owner of 13,200,072 shares, indirectly through their joint ownership and control of Bpifrance. The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, Bpifrance and EPIC is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.
(6)Includes 823,225 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 17, 2023.
(7)Includes 156,702 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 17, 2023.
(8)Includes 230,000 ordinary shares subject to warrants that are exercisable within 60 days of March 17, 2023 and 19,870,548 ordinary shares (represented by 3,603,333 ADSs) owned by BRAM Funds and Accounts.
(9)Includes 176,006 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 17, 2023.
(10)Includes 80,003 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 17, 2023.
(11)Includes 100,008 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 17, 2023.
(12)Includes 315,000 ordinary shares subject to warrants that are exercisable within 60 days of March 17, 2023.
(13)Includes 300,000 ordinary shares subject to warrants that are exercisable within 60 days of March 17, 2023.

(14)Includes 306,000 ordinary shares subject to warrants that are exercisable within 60 days of March 17, 2023.
(15)Includes 306,000 ordinary shares subject to warrants that are exercisable within 60 days of March 17, 2023.
(16)Includes 306,000 ordinary shares subject to warrants that are exercisable within 60 days of March 17, 2023.
(17)Includes 190,001 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of March 17, 2023.
(18)Includes 3,288,945 ordinary shares subject to options and warrants that are exercisable and restricted shares that vest within 60 days of March 17, 2023.
None of our principal shareholders have voting rights different than our other shareholders.
At March 17, 2023, there were 48,472,825 of our ADSs outstanding, representing 193,891,300 of our ordinary shares or 99.8% of our 194,258,298 total outstanding ordinary shares. At such date, there were 278 holders of record registered with the Bank of New York Mellon, depositary of our ADSs.

B.	Related Party Transactions
Since January 1, 2022, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders.
Under French law, agreements entered into directly or indirectly between us and either one of our officers or one of our shareholders owning more than 10% of our shares, or any company controlling one of our shareholders owning more than 10% of our shares, are subject to the prior approval of the board of directors and must be ratified by our ordinary shareholders’ general meetings on the basis of a specific report issued by our statutory auditors on such agreements. Our managing director agreement with Georges Karam has been submitted to the prior approval of the board of directors and has been or will be submitted to our shareholders at each annual shareholders’ general meeting.
Agreements with Major Shareholders
Bpifrance
In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding remains unchanged and amounts to €6,967,000 ($8,988,000) comprising a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The forgivable loan advance will be repaid, except if the project is a commercial failure, from March 31, 2019 to December 31, 2024 of which €150,000 ($168,000) in principal and interest was paid in 2019, €300,000 ($355,000) in paid in 2020, €675,000 ($804,000) in paid in 2021, and €540,000 ($571,000) in paid in 2022, and bears interest at a 1.53% fixed contractual rate. In the event of commercial success, defined as sales of the product developed under this program in excess of €350 million ($396 million) during a period of three years, then the Company shall pay for three consecutive years after the date of the termination of the reimbursement a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project. As of December 31, 2022, €2,310,000 ($2,464,000) remain outstanding on the forgivable loan advance.
In September 2015, the Company received two loans from the financial agency of the French government for a total amount of €2 million ($2.2 million). One loan of €1 million bears interest at 5.24% per year, paid quarterly; the second loan of €1 million is interest-free. The interest-free loan has been revalued using the 5.24% interest rate payable on the other loan. Both loans have seven-year terms with the principal being amortized on a quarterly basis beginning in September 2017. As of December 31, 2022, €100,000 ($107,000) remain outstanding on one loan, as one was totally reimbursed in 2022.

In January 2016, Bpifrance provided funding to the Company for a new long-term research project, estimated to be completed in early 2020. The total of the funding amounts to €2,095,000 ($2,288,000) comprising a portion in the form of a grant (€668,000 or $729,000) and a portion in the form of a forgivable loan (€1,427,000 or $1,558,000). The forgivable loan advance was to be repaid, except if the project is a commercial failure, from July 1, 2020 to July 1, 2024 and bore interests at a 1.17% fixed contractual rate. In the event of commercial success, defined as sales of the product developed under this program in excess of €3 million ($3.4 million), then the Company was to pay for 4 consecutive years after the date of the termination of the refund 13% of the revenues generated by the sales of the products or services (up to a maximum of €600,000, or $736,000, over a period of 10 years). In late 2020, the Company determined that there was not enough market interest for the radio frequency of the product development funded by this grant and abandoned the project. A request for forgiveness of the debt was made and in April 2021 and Bpifrance forgave a large portion of the advance. The unforgiven portion of €213,000 ($241,000) was reimbursed in the February 2022.
On April 30, 2020, Bpifrance provided €5 million of debt financing as part of the French COVID-19 economic support plan. The French loan is unsecured and can, at Sequans’ option, be repaid in full in one year plus 1.75% interest or, with one to four months’ notice before April 30, 2021, be repaid over the following five years. In March 2021, the Company exercised the option to repay over an additional five years (from August 2022 to May 2026, only interest will be paid from August 2021 to May 2022). In March 2021, the Company exercised the option to repay over five years with an additional deferral (from August 2022 to May 2026, only interest will be paid from August 2021 to May 2022). As of December 31, 2022, €4,375,000 ($4,666,000) remain outstanding on the debt financing.
Lynrock Lake Master Fund LP
In April 2021, we completed the sale of 1,818,181 ADSs in connection with a private placement with Lynrock Lake Master Fund LP for $10.0 million. In April 2021, the Company entered into a convertible note agreement with Lynrock Lake Master Fund LP in the principal amount of $40.0 million. The convertible note matures in April 2024 and is convertible, at the holder’s option, into the Company’s ADSs at a conversion price of $7.66 per ADS, subject to a 9.9% ownership limit for Lynrock Lake. As of December 31, 2022, $40.0 million principal amount remains outstanding ($44.2 million including accrued interest on a contractual basis).
Renesas Electronics Corporation
In January 2022, we completed the sale of 1,974,755 ADSs to Renesas Electronics Corporation for $9.3 million in a private placement transaction. As part of the investment agreement, a representative of Renesas Electronics Corporation (Mr. Sailesh Chittipeddi) became a board observer in January 2022. Mr. Chittipeddi was elected as a board member by the shareholders at their June 2022 annual meeting. In 2020 and 2021, we signed license and services agreements with Renesas Electronics Corporation and Renesas Electronic America. In 2022, we signed amendments of the agreement with Renesas Electronics Corporation. In the year ended December 31, 2022, we recognized total revenue of $6.5 million from these agreements.
Agreements with Executive Officers and Directors
Employment and Compensation Agreement
We have entered into a managing director agreement with Georges Karam, our chairman and chief executive officer, which contains provisions regarding salary and bonus, severance payment and benefits. See “Item 6.B—Compensation—Employment Agreements with Executive Officers”.
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
Legal Proceedings
The Company was sued in three lawsuits in the United States District Court for the district of Minnesota by a company called Bell Semiconductor, LLC (“Bell”), accusing the Company of infringing certain U.S. Patents by the Company's use of certain design tools. In Bell Semiconductor, LLC v. Sequans Communications, SA et al, Case No. 0-22-cv-02106 (DMN), filed August 26, 2022, Bell accuses the Company of infringing U.S. Patent Nos. 7,149,989 and 7, 260,803. In Bell Semiconductor, LLC v. Sequans Communications, SA et al, Case No. 0-22-cv-02344 (DMN), filed September 23, 2022, Bell accuses the Company of infringing U.S. Patent Nos. 6,436,807 and 7,007,259. In Bell Semiconductor, LLC v. Sequans Communications, SA et al, Case No. 0-22-cv-02660 (DMN), filed October 21, 2022, Bell accuses the Company of infringing U.S. Patent Nos. 7,231,626 and 7,396,760. The Company has filed motions to dismiss in each case. The Court has not yet ruled on any of the motions to dismiss. The supplier of the design tools that Bell asserts infringe the Patents has agreed to indemnify the Company for the costs to defend and/or settle the lawsuits.
Except as set forth above, we are not a party to any material legal proceedings.
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
No significant changes have occurred since December 31, 2022, except as otherwise disclosed in this annual report.
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
Based on the character of our gross income and the average value of our passive assets relative to the gross value of our assets for the taxable year ended December 31, 2022, we do not believe we were a PFIC for 2022. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2023 or any other future year until after the close of that year. While we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of the ADSs has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether we are a PFIC, there can be no assurance that we will not be a PFIC for any taxable year.

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
Taxation of Dividends
Dividends paid by a French company to corporate non-French holders are subject to a withholding tax at a rate equal to the standard corporate income tax rate (i.e., 25% since 2022). Such withholding tax rates can be increased to 75% if the dividend is paid towards Non-cooperative States or territories (as mentioned above) irrespective of the tax residence of the beneficiary of the dividends. Such withholding tax rates may, however, be reduced or eliminated by application of a tax treaty with France.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We had cash and cash equivalents and short-term investments totaling $18.5 million, $4.8 million and $10.7 million, at December 31, 2020, 2021 and 2022, respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. Short-term investments are investments in deposits or money market funds with terms greater than 90 days but less than one year. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2022 would not have a material effect on interest income.
Foreign Currency Risk
We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, based on the weighted average rate of exchange in our financial statements for the year ending December 31, 2022, we estimate the impact, in absolute terms, on operating expenses and on financial liabilities for 2022, would have been $3.8 million.

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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2022, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
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
Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework).
Based on our assessment, management believes that as of December 31, 2022 our internal control over financial reporting is effective based on these criteria.
The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young Audit, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2022, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sequans Communications S.A.:

Opinion on Internal Control Over Financial Reporting
We have audited Sequans Communications S.A.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sequans Communications S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020, 2021 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 31, 2023 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

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
March 31, 2023

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
Item 16C. Principal Accountant Fees and Services
Ernst & Young Audit has served as our independent registered public accounting firm for 2021 and 2022. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2021	2022
	(euros in thousands)
Audit Fees	€545	€582
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	€545	€582
“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents, provision of comfort letters, and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. There were no “Tax Fees” or “Other Fees” billed or paid during 2021 or 2022.
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
Item 18. Financial Statements
Not applicable.
Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	By-laws (statuts) of Sequans Communications S.A. effective December 13, 2022 (English translation)
2.2	Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on November 16, 2020)
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)
2.4	Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 1934 (incorporated by reference to Exhibit 2.4 to Sequans Communications S.A.’s Annual Report on Form 20-F filed with the SEC on March 31, 2022)
4.1(a)	Stock Option Subscription Plan—2012-1 (incorporated by reference to Exhibit 4.1(b) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)
4.1(b)	Stock Option Subscription Plan—2013-1 (incorporated by reference to Exhibit 4.1(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)
4.1(c)	Stock Option Subscription Plan—2014-1 (incorporated by reference to Exhibit 4.1(d) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)
4.1(d)	Stock Option Subscription Plan—2015-1 (incorporated by reference to Exhibit 4.1(e) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.1(e)	Stock Option Subscription Plan—2016-1 (incorporated by reference to Exhibit 99.1 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.1(f)	Stock Option Subscription Plan—2017-1 (incorporated by reference to Exhibit 99.1 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.1(g)	Stock Option Subscription Plan—2018 (incorporated by reference to Exhibit 99.1 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.1(h)	Stock Option Subscription Plan 2019 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.1(i)	Stock Option Subscription Plan 2020 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020
4.1(j)	Stock Option Subscription Plan 2021 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.1(k)	Stock Option Subscription Plan 2022 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022
4.2(a)	BSA Subscription Plan—2012-2 (incorporated by reference to Exhibit 4.2(b) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 29, 2013)
4.2(b)	BSA 2013-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 4.2(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)
4.2(c)	BSA Subscription Plan—2014-1 (incorporated by reference to Exhibit 4.2(d) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)
4.2(d)	BSA (Warrants) Issuance Agreement, dated June 25, 2013 (incorporated by reference to Exhibit 4.8 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)

Exhibit Number	Description of Exhibit
4.2(e)	BSA (Warrants) Issuance Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 4.12 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)
4.2(f)	BSA (Warrants) Issuance Agreement, dated June 29, 2015 (incorporated by reference to Exhibit 4.17 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.2(g)	BSA (Warrants) Subscription Plan 2016-1 (incorporated by reference to Exhibit 99.3 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(h)	BSA (Warrants) Subscription Plan 2016-2 (incorporated by reference to Exhibit 99.4 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(i)	BSA (Warrants) Issuance Agreement, dated June 28, 2016 (incorporated by reference to Exhibit 99.5 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(j)	BSA (Warrants) Subscription Plan 2017-1 (incorporated by reference to Exhibit 99.5 to Registration No. 333-219430)
4.2(k)	BSA (Warrants) Subscription Plan 2017-2 (incorporated by reference to Exhibit 99.6 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.2(l)	BSA (Warrants) Issuance Agreement, dated June 30, 2017 (incorporated by reference to Exhibit 99.5 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.2(m)	BSA 2018-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(n)	BSA 2018-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(o)	BSA (Warrants) Issuance Agreement, dated June 29, 2018 (incorporated by reference to Exhibit 99.6 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(p)	BSA 2019-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.2(q)	BSA 2019-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.2(r)	BSA (Warrants) Issuance Agreement, dated July 1, 2019 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.2(s)	BSA 2020-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(t)	BSA 2020-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(u)	BSA (Warrants) Issuance Agreement, dated June 29, 2020 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(v)	Partner Warrants 2021-1 Issuance Agreement 2021 (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.2(w)	Partner Warrants 2021-2 Issuance Agreement 2021 (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.2(x)	Director Warrants Issuance Agreement, Dated June 25, 2021 2021 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.2(y)	Partner Warrants 2022-1 Issuance Agreement 2021 (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)

Exhibit Number	Description of Exhibit
4.2(z)	Partner Warrants 2021-2 Issuance Agreement 2021 (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 20222
4.2(aa)	Director Warrants Issuance Agreement, Dated June 24, 2022 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)
4.3(a)	Restricted Share Award Plan 2018-1 (incorporated by reference to Exhibit 99.2 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.3(b)	Restricted Share Award Plan 2018-2 (incorporated by reference to Exhibit 99.3 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.3(c)	Restricted Share Award Plan 2018-4 (incorporated by reference to Exhibit 99.7 to Registration No. 333-226458 as amended, filed with the SEC on April 23, 2019)
4.3(d)	Restricted Share Award Plan 2019-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.3(e)	Restricted Share Award Plan 2019-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.3(f)	Restricted Share Award Plan 2020-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020
4.3(g)	Restricted Share Award Plan 2020-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020
4.3(h)	Restricted Share Award Plan 2021-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.3(i)	Restricted Share Award Plan 2021-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2023
4.3(j)	Restricted Share Award Plan 2022-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)
4.3(k)	Restricted Share Award Plan 2022-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)
4.4(a)	Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated September 14, 2015 (English translation) (incorporated by reference to Exhibit 4.15 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.4(b)	Interest-Free Innovation Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated August 17, 2015 (English translation) (incorporated by reference to Exhibit 4.16 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.4(c)
COVID-19 economic support loan agreement by and between Bpifrance Financement and Sequans Communications S.A. dated April 30, 2020 (English translation) (incorporated by reference to Exhibit 4.4(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 1, 2021

4.5(a)	Warrant Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated September 27, 2018 (incorporated by reference to Exhibit 4.4 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on October 30, 2018)
4.5(b)	Convertible Note Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated August 16, 2019 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on August 21, 2019)
4.5(c)	Convertible Promissory Note issued by Sequans Communications S.A. to Nokomis Capital Master Fund, LP on August 16, 2019 (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on August 21, 2019)
4.5(d)	Amendment No 1 to the Convertible Note Agreement dated August 16, 2019 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed withe the SEC on March 30, 2020)

Exhibit Number	Description of Exhibit
4.5(e)	Amendment No 1 to the Warrant Agreement dated September 27, 2018 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020 (incorporated by reference to Exhibit 4.6 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on March 30, 2020)
4.5(f)*	Warrant Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated August 16, 2022
4.6	Warrant Issue Agreement by and between Sequans Communications S.A. and Harbert European Growth Capital Fund II, SCSp (incorporated by reference to Exhibit 4.9 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on October 30, 2018)
4.7	Consultancy Services Agreement between Sequans Communications S.A. and ABLE FRANCE dated March 1, 2021 (incorporated by reference to Exhibit 4.9 to Sequans Communications S.A.'s Annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 1, 2021)
4.8(a)	Securities Purchase Agreement by and between Sequans Communications S.A. and Lynrock Lake Master Fund LP (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.'s Report on Form 6-K filed with the SEC on April 12, 2021)
4.8(b)	Convertible Promissory Note issued by Sequans Communications S.A. to Lynrock Lake Master Fund LP (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.'s Report on Form 6-K filed with the SEC on April 12, 2021)
8.1*	List of Subsidiaries
12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Audit, independent registered public accounting firm

*	Filed herewith.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman
Date: March 31, 2023

Sequans Communications S.A.
Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sequans Communications S.A.:

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. (the Company) as of December 31, 2020, 2021 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2023 expressed an unqualified opinion thereon.

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

Allocation of consideration and estimate of costs to complete for development services
Description of the Matter	As described in note 2.3 of the consolidated financial statements, the Company’s contracts may include promises to transfer multiple products and/or services to a customer. The Company evaluates each component to determine whether they represent separate performance obligations and determines the appropriate allocation of the transaction price to each identified performance obligation based on estimated stand-alone selling prices. Revenue from technical support and development services is generally recognized over time using the percentage-of-completion method using an input method of estimated costs as a measure of performance completed. Management estimates total costs to complete the contract which include direct labor, material and subcontracting costs which can be subject to many variables such as management’s judgment about the ability and cost to achieve the project schedule and the costs to complete the technical requirements. Management uses these variables to estimate the costs at completion of open contracts and determine the amount of revenue to be recognized.

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

The Lynrock convertible notes and Nokomis convertible notes (collectively “the convertible notes”) have been accounted for as compound financial instruments with a liability component and an embedded derivative whose fair values were $43.5 million and $3.2 million, respectively, at December 31, 2022. The embedded derivative is accounted for as a liability, with changes in fair value recorded as financial income or loss at each statement of financial position date.
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

Our audit procedures related to the determination of the fair value of the liability and embedded derivative components included, among others, assessing the valuation methodologies, including key assumptions made, such as expected volatility of the Company’s stock price and market discount rates, applied by the Company. We read the underlying convertible note agreements to understand the contractual terms and the provisions impacting the Company’s valuations. We assessed the completeness and accuracy of the underlying data supporting the assumptions and involved our valuation specialists to assist us in reviewing the valuation methodology and testing the volatility and discount rate assumptions included in the models. We performed sensitivity analyses of significant assumptions to evaluate the changes in fair value of the liability and embedded derivative components from changes in these assumptions. These evaluations included consideration of external market data regarding market discount rates and fluctuations of the Company's stock price. We also assessed the accuracy and sufficiency of the fair value disclosures.

/s/ Ernst & Young Audit

We have served as the Company’s auditor since 2008.

Paris-La Défense, France

March 31, 2023

Sequans Communications S.A.
Consolidated Statements of Operations

		Year ended December 31,
	Note	2020	2021	2022
		(in thousands, except share, ADS and per share and ADS amounts)
Revenue:
Product revenue		$37,919	$30,410	$22,974
License and services revenue		12,997	20,469	37,577
Total revenue	3	50,916	50,879	60,551
Cost of revenue	4.2	27,466	23,690	17,671
Gross profit		23,450	27,189	42,880
Operating expenses:
Research and development	4.4	30,883	26,414	26,610
Sales and marketing		7,925	9,049	10,027
General and administrative		9,383	10,045	10,082
Total operating expenses	4.2	48,191	45,508	46,719
Operating income (loss)		(24,741)	(18,319)	(3,839)
Financial income (expense):
Interest expense	4.1	(14,500)	(11,329)	(10,925)
Interest income	4.1	29	47	68
Impact of debt reimbursement	14.1	—	5,177	—
Convertible debt amendments	14.1	1,399	—	476
Change in fair value of convertible debt derivative	14.1	(13,129)	3,848	6,878
Foreign exchange gain (loss), net	4.1	(2,638)	938	1,082
Loss before income taxes		(53,580)	(19,638)	(6,260)
Income tax expense (benefit)	5	936	625	2,748
Net loss		$(54,516)	$(20,263)	$(9,008)
Attributable to:
Shareholders of the parent		$(54,516)	$(20,263)	$(9,008)
Basic earnings (loss) per ordinary share	6	$(0.48)	$(0.14)	$(0.05)
Diluted earnings (loss) per ordinary share	6	$(0.48)	$(0.14)	$(0.05)
Weighted average number of shares used for computing:
Basic per ordinary share		112,432,988	146,691,784	184,587,104
Diluted per ordinary share		112,432,988	146,691,784	184,587,104
Basic earnings (loss) per ADS		$(1.94)	$(0.55)	$(0.20)
Diluted earnings (loss) per ADS		$(1.94)	$(0.55)	$(0.20)
Weighted average number of ADS used for computing:
Basic per ADS		28,108,247	36,672,946	46,146,776
Diluted per ADS		28,108,247	36,672,946	46,146,776

Sequans Communications S.A.
Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Loss for the year	$(54,516)	$(20,263)	$(9,008)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent years :
Net gain (loss) on cash flow hedge	31	(129)	202
Exchange differences on translation of foreign operations	100	157	(638)
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	131	28	(436)
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years :
Re-measurement gains (losses) on defined benefit plans	79	(33)	71
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years	79	(33)	71
Total other comprehensive income (loss)	210	(5)	(365)
Total comprehensive loss	$(54,306)	$(20,268)	$(9,373)
Attributable to:
Shareholders of the parent	$(54,306)	$(20,268)	$(9,373)
Non-controlling interests	—	—	—
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Financial Position

		At December 31,
	Note	2020	2021	2022
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	7	$9,187	$8,010	$8,489
Intangible assets	8	25,312	37,984	48,705
Deposits and other receivables	20.1	588	2,311	783
Other non-current financial assets	20.1	386	357	337
Total non-current assets		35,473	48,662	58,314
Current assets:
Inventories	9	6,225	6,433	9,387
Trade receivables	10	17,277	13,622	8,494
Contract assets	10	371	789	176
Prepaid expenses		962	2,108	1,399
Other receivables		3,264	7,252	5,799
Research tax credit receivable	4.4	5,110	5,863	4,515
Short-term deposits	11	10,900	—	5,000
Cash and cash equivalents	11	7,574	4,835	5,671
Total current assets		51,683	40,902	40,441
Total assets		$87,156	$89,564	$98,755
EQUITY (DEFICIT) AND LIABILITIES
Equity (deficit):
Issued capital, euro 0.01 nominal value, 193,426,478 ordinary shares issued and outstanding at December 31, 2022 (151,419,322 and 133,934,090 at December 31, 2021 and 2020, respectively with 0.02 nominal value)	12	$3,269	$3,687	$2,306
Share premium	12	276,560	298,389	2,418
Other capital reserves	13-14	46,677	57,198	62,870
Accumulated deficit		(363,291)	(383,554)	(65,099)
Other components of equity		(21)	(26)	(391)
Total equity (deficit)		(36,806)	(24,306)	2,104
Non-current liabilities:
Government grant advances and loans	16	11,203	9,354	6,235
Venture debt	14	2,172	—	—
Convertible debt	14	26,074	36,373	43,455
Convertible debt embedded derivative	14	12,395	10,081	3,203
Lease liabilities	15	4,762	3,373	2,278
Provisions	17	1,554	2,137	2,196
Trade payables	19	851	964	1,788
Deferred tax liabilities	19	19	138	258
Contract liabilities	19	2,397	2,706	404
Total non-current liabilities		61,427	65,126	59,817
Current liabilities:
Trade payables	18	15,701	13,916	9,342
Interest-bearing financing of receivables	14	14,228	9,518	7,723
Venture debt	14	6,104	—	—
Lease liabilities	15	1,014	1,247	1,291
Government grant advances and loans	16	3,867	6,206	4,159
Other current liabilities and provisions	18	8,476	9,180	8,355
Contract liabilities	18	13,145	8,677	5,964
Total current liabilities		62,535	48,744	36,834
Total equity and liabilities		$87,156	$89,564	$98,755

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity (deficit)
	Shares	Amount
	(Note 12)	(Note 12)	(Note 12)	(Notes 13 and14)
	(in thousands, except share and per share amounts)
At January 1, 2020	95,587,146	$2,403	$233,720	$43,656	$(308,775)	$(319)	$88	$(29,227)
Loss for the year					(54,516)			(54,516)
Re-measurement gains (losses) on defined benefit plans							53	53
Effect of application of the IFRS IC decision on IAS 19							26	26
Foreign currency translation						100		100
Net gain on cash flow hedge							31	31
Total comprehensive income (loss)					(54,516)	100	110	(54,306)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	1,692,968	39	(7)					32
Issue of shares in connection with the public offering of May 2020 (Note 12)	22,330,096	487	28,263					28,750
Issue of shares in connection with the ATM program (Note 12)	970,584	21	1,592					1,613
Conversion of loan (Note 12)	1,715,476	37	2,209					2,246
Conversion of convertible debts (Note 14.1)	10,119,844	245	12,107	4,534				16,886
Issue of shares in connection with the public offering of December 2020	1,517,976	37	2,050					2,087
Transaction costs			(3,374)					(3,374)
Convertible note amendments (Note 14.1)				(5,266)				(5,266)
Deferred tax effect of debt instruments with equity components (Notes 5 and 19)				809				809
Other movement				(41)				(41)
Share-based payments				2,985				2,985
At December 31, 2020	133,934,090	$3,269	$276,560	$46,677	$(363,291)	$(219)	$198	$(36,806)
Loss for the year					(20,263)			(20,263)
Re-measurement gains (losses) on defined benefit plans							(33)	(33)
Foreign currency translation						157		157
Net gain on cash flow hedge							(129)	(129)
Total comprehensive income (loss)					(20,263)	157	(162)	(20,268)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	2,985,200	70	68					138
Issue of shares in connection with a private placement with Lynrock on April 2021 (Note 12)	7,272,724	173	9,827					10,000

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

Conversion of convertible debts (Note 14.1)	7,227,308	175	12,111	5,386				17,672
Transaction costs			(177)					(177)
Share-based payments				5,135				5,135
At December 31, 2021	151,419,322	$3,687	$298,389	$57,198	$(383,554)	$(62)	$36	$(24,306)
Loss for the year					(9,008)			(9,008)
Re-measurement gains (losses) on defined benefit plans							71	71
Foreign currency translation						(638)		(638)
Net loss on cash flow hedge							202	202
Total comprehensive income (loss)					(9,008)	(638)	273	(9,373)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	3,441,468	48	(48)					—
Issue of shares in connection with a private placement with Renesas on January 2022 (Note 11)	7,899,020	179	9,102					9,281
Issue of shares in connection with the public offering of March 2022 (Note 12)	30,666,668	675	22,325					23,000
Transaction costs			(2,170)					(2,170)
Change in nominal value		(2,283)	2,283					—
Incorporation of losses			(327,463)		327,463			—
Warrants issued to Nokomis in August 2022				195				195
Share-based payments				5,477				5,477
At December 31, 2022	193,426,478	$2,306	$2,418	$62,870	$(65,099)	$(700)	$309	$2,104

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2020	2021	2022
		(in thousands)
Operating activities:
Loss before income taxes		$(53,580)	$(19,638)	$(6,260)
Non-cash adjustment to reconcile profit (loss) before tax to net cash used in operating activities:
Amortization and impairment of property, plant and equipment	7	3,752	3,354	3,979
Amortization and impairment of intangible assets	8	6,018	7,199	8,036
Share-based payment expense	4.3	2,985	5,135	5,477
Increase (Decrease) in provisions		152	461	207
Interest expense, net		14,471	11,285	10,857
Change in the fair value of convertible debt embedded derivative	14.1	13,129	(3,848)	(6,878)
Impact of debt reimbursement		—	(5,177)	—
Convertible debt amendments	14.1	(1,399)	—	(476)
Foreign exchange loss (gain)		2,752	(1,034)	(394)
Loss (gain) on disposal of property, plant and equipment		6	48	24
Bad debt expense	10	4	65	—
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivables		(8,537)	1,366	6,660
Decrease (Increase) in inventories		439	(208)	(2,954)
Decrease (Increase) in research tax credit receivable		(718)	(3,682)	(1,556)
Increase (Decrease) in trade payables and other liabilities		6,216	4,693	(6,970)
Increase (Decrease) in contract liabilities		(5,063)	(6,791)	(6,171)
Increase (Decrease) in government grant advances (1)		270	(1,387)	(2,456)
Income tax paid		(286)	(346)	(2,964)
Net cash flow used in operating activities		$(19,389)	$(8,505)	$(1,839)
Investing activities:
Purchase of intangible assets and property, plant and equipment	7-8	$(6,566)	$(9,544)	$(7,169)
Capitalized development expenditures		(7,209)	(19,375)	(15,494)
Sale (Purchase) of financial assets		(116)	(1,694)	1,548
Decrease (Increase) of short-term deposit		(10,900)	10,900	(5,000)
Interest received		29	47	68
Net cash flow used in investments activities		$(24,762)	$(19,666)	$(26,047)
Financing activities:
Public and private equity offering proceeds, net of transaction costs paid		$29,272	$9,852	$30,111
Proceeds from issue of warrants and exercise of stock options/warrants granted under share-based payment plans, net of transaction costs		32	138	—
Proceeds from (repayment of) interest-bearing receivables financing, net	14.3	9,914	21	3,046
Proceeds from interest-bearing research project financing	16.2	405	—	—
Proceeds from government loans	16.3	5,392	—	—
Proceeds from convertible debt, net of transaction cost	12-14.1	2,050	39,682	—
Repayment of venture debt	14.2	(5,165)	(7,869)	—
Repayment of government loans	16.3	(241)	(469)	(958)
Repayment of convertible debt and accrued interest	14.1	—	(8,750)	—
Repayment of interest-bearing research project financing	16.2	(355)	(804)	(812)
Payment of lease liabilities		(1,221)	(1,063)	(1,205)
Interest paid		(2,461)	(5,310)	(1,467)
Net cash flows from financing activities		$37,622	$25,428	$28,715
Net increase (decrease) in cash and cash equivalents		(6,529)	(2,743)	829
Net foreign exchange difference		5	4	7
Cash and cash equivalents at January 1		14,098	7,574	4,835
Cash and cash equivalents at period end	11	$7,574	$4,835	$5,671

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
The Consolidated Financial Statements are presented in U.S. dollars.
The Consolidated Financial Statements for the year ended December 31, 2022 have been prepared on a going concern assumption. During 2020, 2021 and 2022, we financed our operations primarily through proceeds from the issue of shares through public offerings and private placements (2020, $29.3 million; 2021, $9.9 million; 2022, $30.1 million), government loans ($7.6 million in 2020 of which $2.2 million was converted into equity in May 2020) and convertible notes (2021, $39.7 million). We experienced net losses of $54.5 million, $20.3 million and $9.0 million in 2020, 2021 and 2022, respectively. At December 31, 2022, our accumulated deficit was $65.1 million and we had positive working capital of $3.6 million. We expect to continue to incur significant expense related to the development of our 4G and 5G products and expansion of our business, including research and development and sales and administrative expenses. In addition, we will incur expense to meet our commitments to our customers under various purchase orders and contracts. The Company will be required to obtain additional financing, including through a combination of government research and development funding, strategic licensing and/or service agreements, or additional equity or debt offerings, to meet these cash flow needs.
The Company’s internal cash forecast which is built from sales forecasts by products and by customer, assumes a slightly increasing operating cost structure, ongoing and new government funding of research programs and new strategic funding activities. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. The effects of the industry-wide component shortages may continue to have a negative impact on the production of the Company's products, the Company's ability to source components needed for production or on the demand for the Company's products by customers whose supply chain or end demand are negatively affected by the component shortage, and as a result could affect the Company’s financial condition. Furthermore, geopolitical uncertainties, including the Russian invasion of Ukraine, could have a negative impact on sales of the Company's products or make it difficult to produce and deliver products to the Company's customers. The effects of supply chain shortages and the hostilities in Ukraine also could negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond.
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

Statement of compliance
The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ended December 31, 2022. Comparative figures are presented for December 31, 2020 and 2021.
The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.
The Consolidated Financial Statements of the Company as of and for the years ended December 31, 2020, 2021 and 2022 have been authorized for issue in accordance with a resolution of the board of directors on March 23, 2023.
Basis of consolidation
The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries as of and for the years ended December 31, 2022, 2021 and 2020:

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
2.2. Changes in accounting policy and disclosures
New and amended standards and interpretations
The accounting policies used in 2022 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2022:
•Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use. In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The Company adopted the amendments effective for annual reporting periods beginning on or after January 1, 2022. Adoption of these amendments had no impact on the Consolidated Financial Statements.
•Reference to the Conceptual Framework – Amendments to IFRS 3: In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations. The amendments are intended to update a reference to the Conceptual Framework without significantly changing the requirements of IFRS 3. The amendments will promote consistency in financial reporting and avoid potential confusion from having more than one version of the Conceptual Framework in use. The Company adopted the amendments effective for annual reporting periods beginning on or after January 1, 2022. Adoption of these amendments had no impact on the Consolidated Financial Statements.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The amendment is not expected to have a material impact on the Company.
•Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies: In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The amendments are not expected to have a material impact on the Company.
•Amendments to IAS 8: Definition of Accounting Estimates: In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates'. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed. The amendments are not expected to have a material impact on the Company.
• Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction: In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability should also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations. The amendments are not expected to have a material impact on the Company.

COVID-19
Management has considered what effect the COVID-19 pandemic has on the amounts recognized in the financial statements. Management has identified potential risks related to the impact on the production of the Company's products, on the Company's ability to source components required for production and on the demand for the Company's products by customers impacted by the pandemic. In the year ended December 31, 2021, the primary impacts on operations of the COVID-19 pandemic was an increased product demand in the broadband IoT business, and the years ended December 31, 2020 and 2021, were increases in certain costs related to a temporary shortage of components, and delays in growth in product revenues in the Massive IoT business due to the limits placed on production capacity driven by the component shortages. In addition, in the year ended December 31, 2020, new debt financing from the French government was received as part of the economic support plan in France. During 2022, the Company did not identify any direct impact of the pandemic on its business. As of December 31, 2022, the Company has not identified any impact on its assets and liabilities.

Russian invasion in Ukraine
While the Company's key engineering competencies are performed in-house, primarily in France, the United Kingdom, Israel and the United States, the Company outsources some application software development and testing activities to an independent third-party provider of engineering services. The Company works with a dedicated team of 31 software engineers based in Kyiv, Ukraine. If the Russian invasion of Ukraine is protracted or if Ukraine experiences further political instability, these engineers may be unable to work for a sustained period of time, which could adversely impact the research and development operations. The Company has developed a contingency plan if the engineers in Kyiv are unable to continue working on their projects for us for a sustained period of time, but if the contingency plan is not effective or sanctions are imposed that prevent the Company from conducting business in Ukraine, the Company could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on its revenues. During 2022, the Ukraine team was able to work effectively and the Company did not identify any direct impact

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
from the situation on its business. As of December 31, 2022, the Company has not identified any impact on its assets and liabilities.

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
The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD) and the New Israeli shekel (NIS):

	USD/EUR	USD/GBP	USD/SGD	USD/NIS
December 31, 2020
Average rate	1.1413	1.2834	0.7521	0.2908
Closing rate	1.2271	1.3650	0.7566	0.3111
December 31, 2021
Average rate	1.1835	1.3761	0.7444	0.3097
Closing rate	1.1326	1.3479	0.7413	0.3221
December 31, 2022
Average rate	1.0539	1.2372	0.7255	0.2980
Closing rate	1.0666	1.2026	0.7459	0.2840
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
License and services revenue
License and services revenue consists of revenues from the sale of licenses to use the Company’s technology solutions and any fees for the associated annual software maintenance and support services, as well as from the sale of technical support and development services. Development services include advanced technology development services for technology partners and software or product development and integration services for customers.
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
The costs associated with these arrangements are recognized as incurred. Revenue from development contracts where no related direct costs were identified amounted to $236,000 for the year ended December 31, 2022 ($350,000 in 2020 and no direct cost in 2021).
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

As of December 31, 2022, the transaction price allocated to the unsatisfied or partially unsatisfied performance obligations was $1,643,000 for which $1,276,000 is expected to be recognized in the 2023 and $367,000 in the years after, excluding the amounts related to the development service contract entered into in October 2019, as separately described under note 19.
As of December 31, 2021, the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) was $4,273,000 for which $4,017,000 is expected to be recognized in the next year and $256,000 in the years after, excluding the amounts related to the development service contract entered into in October 2019, described under note 19.
As of December 31, 2020, the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) was $6,693,000 for which $4,967,000 was expected to be recognized in the next year and $1,726,000 in the year after, excluding the amounts related to the development service contract entered into in October 2019, described under note 19.

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
Revenue recognized in the current period from amounts included in deferred revenue at the beginning of the year was $271,000, $765,000 and $727,000 for 2022, 2021 and 2020, respectively (See Note 19 Other non-current liabilities and Note 18 trade payables and other current liabilities).
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
Beginning in 2015, certain development costs incurred at the end of the product development cycle when the criteria for capitalization are met, became material as the Company began making its product available on more operator networks which require significant testing and qualification work in order to finalize the product for sale on that network. In 2020 and 2021 the Company also capitalized costs for the development of the chipsets for LTE NB-IoT (the Monarch 2) and for LTE Category 1 (the Calliope 2). In 2021 and 2022, the Company capitalized costs for the development of the 5G chipsets. The intangible assets are tested for impairment annually. (See Notes 4.4 and 8 to the Consolidated Financial Statements).
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
Value added tax recoverable consists of value added tax paid by the Company to vendors and suppliers located in the European Union, in the United Kingdom and in Israel, and recoverable from the tax authorities. Value added tax recoverable is collected on a monthly or quarterly basis.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
French law also requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement. Benefits do not vest prior to retirement. This defined benefit plan is self-funded by the Company. It is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final obligation. Following the application of IAS 19 as revised, actuarial gains and losses are recognized in equity. The discount rate is based on iBoxx Corporates AA. Since January 1, 2021, the Company has applied the IFRS IC decision on IAS 19 - Employee benefits which revised the methods for calculating commitments for defined benefit plans. In accordance with the adoption elected, Sequans has applied the full retrospective transition method. The company has determined the cumulative effect of applying the new standard as of the beginning of the first historical period presented. The amount in provisions for the year ended December 31, 2020 had been adjusted.
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
As described in Note 14.1 to the Consolidated Financial Statements, the Company issued debt with an option to convert into shares of the Company in April 2015, April 2016, October 2017 and September 2018. The convertible notes were amended several times to extend term of the notes and reduce conversion rates.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
On August 15, 2022, the Company elected to exercise the first option of the amendment signed on March 20, 2020 to extend the maturity of the convertible note issued in August 2019 to August 16, 2023. This resulted in the extinguishment of the existing note and issuance of a new note for accounting purposes. Therefore, the fair value of the debt just prior to amendment was estimated in order to record a gain on extinguishment in the Consolidated Statement of Operations in “Convertible debt amendments. The amended debt was accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and
•An embedded derivative, which reflects the value of the conversion option.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
In May 2020, the Company entered into an agreement to finance the 2020 research tax credit as it is earned over the year. The Company transfers to the finance company research tax credit receivable on a quarterly basis. Because there is recourse to the Company for amount not paid by the French tax administration, the Company retains all receivables on its Consolidated Statement of Financial Position until the French tax administration reimburses the finance company. Amounts drawn on the line of credit are reflected in short-term debt and commissions in the Consolidated Statement of Operations as financial expense. In February 2021, the Company entered into a new agreement to finance the 2021 research tax credit. In March 2022, the Company entered into another agreement to finance the 2022 research tax credit.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Asia :
Taiwan	$10,494	$14,668	$1,066
Korea	23,076	1,090	8
China (including Hong-Kong)	821	3,509	24,018
Rest of Asia	53	898	2,202
Total Asia	34,444	20,165	27,294
Germany	—	4,990	15,525
United States of America	13,015	22,565	16,749
Rest of world	3,457	3,159	983
Total revenue	$50,916	$50,879	$60,551
Of our total revenue, 99.8% is attributable to international sales for the year ended December 31, 2022 (99.6% for 2021 and 2020).
The Company categorizes its total revenue based on technology.

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Broadband IoT	$35,766	$23,699	$36,181
Massive IoT	15,150	27,180	24,370
Total revenue	$50,916	$50,879	$60,551
Additionally, the Company categorize its total revenue based on product, license and services revenue.

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Product	$37,919	$30,410	$22,974
License	9,669	17,073	31,005
Development and other services	3,328	3,396	6,572
Total revenue	$50,916	$50,879	$60,551
License revenue includes, in particular, license fees from agreements signed with strategic partners. See Note 19 to these Consolidated Financial Statements.
The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A. and located in France. See Note 20.3 to these Consolidated Financial Statements for information about major customers.
4. Other income and expenses

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
4.1. Financial income and expenses
Financial income:

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$29	$47	$68
Impact of debt reimbursement (Notes 14.1 and 14.2)	—	5,177	—
Convertible debt amendments (Note 14.1)	1,399	—	476
Change in fair value of convertible debt derivative (Note 14.1)	—	3,848	6,878
Foreign exchange gain	1,407	3,032	7,076
Total financial income	$2,835	$12,104	$14,498
Financial expenses:

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Interest on loans	$9,747	$7,462	$8,146
Interest on lease contracts (see Note 15)	780	760	571
Interest on financing component of long term development services agreement (see Notes 18 and 19)	3,221	2,156	966
Interest on supplier payable with extended payment terms	125	173	222
Other bank fees and financial charges	627	778	1,020
Change in fair value of convertible debt derivative (Note 14.1)	13,129	—	—
Foreign exchange loss	4,045	2,094	5,994
Total financial expenses	$31,674	$13,423	$16,919
For the year ended December 31, 2022, interest on loans included $8,094,000 related to convertible debt instruments issued in 2021, 2019, the French government debt financing received in 2020 and government loans granted in 2015 (compared with $7,334,000 and $9,554,000 for the years ended December 31, 2021 and 2020, respectively which included convertible debt instruments issued in 2018, 2016 and 2015, and the venture debt issued in 2018) (See Note 14.1 to the Consolidated Financial Statements).
The net foreign exchange gain of $1,082,000 for the year ended December 31, 2022 (2021: net foreign exchange gain of $938,000; 2020: net foreign exchange loss $2,638,000) arises primarily from euro-based monetary liabilities.
For the year ended December 31, 2022, a gain of $6,878,000 (2021 : gain of $3,848,000; 2020: expense of $13,129,000) was recognized, related to the change in fair value of the convertible debt embedded derivative (See Note 14.1 to the Consolidated Financial Statements).
For the year ended December 31, 2022, income of $476,000 (2020: gain of $1,399,000) was recognized related to the impact of the convertible debt amendment (see Note 14.1 to the Consolidated Financial Statements).
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

		Year ended December 31,
	Note	2020	2021	2022
		(in thousands)
Included in cost of revenue:
Cost of components		$23,376	$18,365	$13,102
Depreciation and impairment	7	573	517	428
Amortization of intangible assets	8	159	162	148
Wages and benefits		1,993	2,306	2,497
Share-based payment expense	13	42	58	160
Assembly services, royalties and other		1,323	2,282	1,336
		$27,466	$23,690	$17,671

		Year ended December 31,
	Note	2020	2021	2022
		(in thousands)
Included in operating expenses (between gross profit and operating result):
Depreciation and impairment	7	$3,179	$2,837	$3,551
Amortization of intangible assets	8	5,859	7,037	7,888
Wages and benefits		31,954	36,684	33,195
Share-based payment expense	13	2,943	5,077	5,317
Foreign exchange (gains) losses related to hedges of euro		106	(73)	207
Other, net		4,150	(6,054)	(3,439)
		$48,191	$45,508	$46,719
4.3. Employee benefits expense

		Year ended December 31,
	Note	2020	2021	2022
		(in thousands)
Wages and salaries		$25,485	$29,422	$27,115
Social security costs and other payroll taxes		8,222	9,386	8,408
Other benefits		146	167	159
Pension costs		94	15	10
Share-based payment expenses	13	2,985	5,135	5,477
Total employee benefits expense		$36,932	$44,125	$41,169
The amount recognized as an expense for defined contributions plans amounts to $1,398,000 for the year ended December 31, 2022 ($1,318,000 and $1,434,000 for the years ended December 31, 2020 and 2021, respectively).

4.4. Research and development expense and tax credit receivable
The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria, which was the case for each of the years ended December 31, 2022, 2021 and 2020). Total research tax credit receivable as of December 31, 2022 is $4,544,000, ($4,305,000 relating to tax credits receivables for 2022, $132,000 for 2021 and $107,000 for 2020). Part of the amount was financed in 2022 and the remaining amount is expected to be recovered in 2023 and 2028 in cash (see Note 14.3 to the Consolidated Financial Statements).
The Company also has research tax credits available in the United Kingdom.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
In the years ended December 31,2020, 2021 and 2022, the Company capitalized costs related to the development of chipsets for LTE NB-IoT (Monarch N/Monarch 2), LTE Category 1 (the Calliope 2), for 5G, and related to certification of various products.
The impact of the reduction of research and development expense due to government grants, research tax credit and development costs capitalized was as follows:

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Research and development costs	$40,776	$52,200	$47,353
Research tax credit	(4,871)	(6,328)	(4,622)
Government and other grants	(456)	(3,621)	(4,888)
Development costs capitalized (*)	(6,061)	(18,297)	(13,808)
Amortization of capitalized development costs	1,495	2,460	2,575
Total research and development expense	$30,883	$26,414	$26,610
(*) Reflecting reduction for research tax credits of $1,924,000, $1,587,000 and $1,382,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

5. Income tax
The major components of income tax expense are:

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Consolidated Statement of Operations
Current income tax expense	$538	$504	$2,609
Deferred income tax expense (benefit)	398	121	139
Income tax expense (benefit)	$936	$625	$2,748
In the year ended December 31, 2022, a withholding tax was retained from a license fee invoiced in China. This withholding was only recoverable the year of the invoicing. As the parent company was in a tax loss position, the amount of $2,250,000 was not recoverable and was recorded in Income tax expense.
A reconciliation of income taxes computed at the French statutory rate (25.00% for the year ended December 31, 2022 (26.50% and 28.00% for the years ended December 31, 2021 and 2020 respectively) to the income tax expense (benefit) is as follows:

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Profit (loss) before income taxes	$(53,580)	$(19,638)	$(6,260)
At France’s statutory income tax rate of 28% in 2020, 26.5% in 2021 and 25% in 2022	(15,002)	(5,204)	(1,565)
Non-deductible share-based payment expense	836	1,361	1,369
Tax credits	(1,364)	(1,677)	(1,156)
Impact of the extinguishment of the convertible debts after amendment	398	—	119
Impact of debt reimbursement	—	1,372	—
Permanent differences and other	914	168	503
Withholding tax	—	—	2,250
Unrecognized benefit of tax losses carryforward	15,154	4,605	1,228
Income tax expense (income)	$936	$625	$2,748

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Consolidated Statement of Financial Position			Equity			Consolidated Statement of Operations
	December 31,			December 31,			Year ended December 31,
	2020	2021	2022	2020	2021	2022	2020	2021	2022
	(in thousands)			(in thousands)			(in thousands)
Government loan	142	(135)	7	—	—	—	96	(277)	142
Intangible assets	(49)	(28)	(133)	—	—	—	(72)	21	(105)
Lease contracts	—	—	—	—	—	—	8	—	—
Cash flow hedge	2	(2)	(3)	—	—	—	5	(4)	(1)
Remeasurement of non-monetary accounts	728	(171)	(487)	—	—	—	831	(899)	(316)
Convertible debts and venture debt - liability	23	—	—	(809)	—	—	(1,069)	(23)	—
Other provisions and accruals	(248)	(490)	(495)	—	—	—	62	(242)	(4)
From subsidiaries	19	138	258	—	—	—	—	119	139
Deferred tax asset not recognized on losses (Loss available for offsetting against future taxable income)	(598)	826	1,111	—	—	—	537	1,426	284
Total	$19	$138	$258	(809)	$—	$—	$398	$121	$139
The changes in deferred tax assets and liabilities were as follows:

	2020	2021	2022
	(in thousands)
At January 1st	$429	$19	$138
Tax expense (income) during the year recognized in Profit or Loss	398	121	139
Tax expense (income) during the year recognized in equity	(809)	—	—
Effect of foreign exchange	1	(2)	(19)
At December 31st	$19	$138	$258
During the year ended December 31, 2020, the Company recognized (through equity) a reversal of deferred tax liabilities of $809,000 on the equity component of the convertible debts amended during the period partially offset by deferred tax expenses of $398,000 related to the impact of the extinguishment of the debt following the amendment (See Note 14.1 to the Consolidated Financial Statements).
As of December 31, 2022 the Company had accumulated tax losses which arose in France of $355,386,129 that are available for offset against future taxable profits of Sequans Communications S.A within a limit of one million euro per year, plus 50% of the profit exceeding this limit. Remaining unapplied losses would continue to be carried forward indefinitely.
Deferred tax assets were recognized in 2020, 2021 and 2022 only to the extent that deferred tax liabilities existed relating to the same taxable entity, which are expected to reverse in the same period as the asset or into which a tax loss may be carried forward.

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

Basic and diluted earnings (loss) per ADS presented below reflect the ADS ratio in which each ADS represents 4 ordinary shares.
The following reflects the income and share data used in the basic and diluted earnings (loss) per ordinary share and ADS computations:

	Year ended December 31,
	2020	2021	2022
	(in thousands, except share and per share data)
Profit (Loss)	$(54,516)	$(20,263)	$(9,008)
Weighted average number of shares outstanding for basic EPS	112,432,988	146,691,784	184,587,104
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	—	—
Net effect of vesting of restricted stock	—	—	—
Net effect of conversion of convertible notes	—	—	—
Weighted average number of shares outstanding for diluted EPS	112,432,988	146,691,784	184,587,104
Basic earnings (loss) per share	$(0.48)	$(0.14)	$(0.05)
Diluted earnings (loss) per share	$(0.48)	$(0.14)	$(0.05)
ADS outstanding for basic and diluted earnings (loss) per ADS	28,108,247	36,672,946	46,146,776
Basic earnings (loss) per ADS	$(1.94)	$(0.55)	$(0.20)
Diluted earnings (loss) per ADS	$(1.94)	$(0.55)	$(0.20)

7. Property, plant and equipment
Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Right of use	Total
	(in thousands)
Cost:
At January 1, 2020	$1,271	$29,203	$3,634	5,403	$39,511
Additions	78	1,594	367	2,073	4,112
Disposals	(14)	(3,401)	(7)	(463)	(3,885)
Exchange difference	5	39	12	—	56
At December 31, 2020	1,340	27,435	4,006	7,013	39,794
Additions	16	1,842	373	437	2,668
Disposals	(20)	(415)	(3)	(756)	(1,194)
Reclassification	94	—	(94)	—	—
Exchange difference	7	(20)	60	—	47
At December 31, 2021	1,437	28,842	4,342	6,694	41,315
Additions	15	3,891	222	458	4,586
Disposals	—	(175)	(54)	(73)	(302)
Exchange difference	(35)	(178)	(123)	—	(336)
At December 31, 2022	$1,417	$32,380	$4,387	$7,079	$45,263
Depreciation and impairment:
At January 1, 2020	1,151	24,598	3,550	1,354	30,653
Depreciation charge for the year	92	2,003	138	1,444	3,677
Impairment	—	75	—	—	75
Disposals	(14)	(3,389)	(6)	(441)	(3,850)
Exchange difference	4	36	12	—	52
At December 31, 2020	1,233	23,323	3,694	2,357	30,607
Depreciation charge for the year	45	1,869	181	1,259	3,354
Disposals	(12)	(372)	(3)	(296)	(683)
Reclassification	19	—	(19)	—	—
Exchange difference	1	(15)	41	—	27
At December 31, 2021	1,286	24,805	3,894	3,320	33,305
Depreciation charge for the year	67	2,441	241	1,230	3,979
Disposals	—	(153)	(52)	(73)	(278)
Exchange difference	(20)	(122)	(90)	—	(232)
At December 31, 2022	$1,333	$26,971	$3,993	4,477	$36,774
Net book value:
At January 1, 2020	$120	$4,605	$84	4,049	$8,858
At December 31, 2020	107	4,112	312	4,656	9,187
At December 31, 2021	151	4,037	448	3,374	8,010
At December 31, 2022	$84	$5,409	$394	2,602	$8,489
0
Right-of-use assets as of December 31, 2022 relate to real-estate leases ($6,859,000, gross, $6,474,000, gross as of December 31, 2021 and $6,246,000, gross as of December 31, 2020) as well as IT and office equipment leases ($220,000, gross, $220,000, gross as of December 31, 2021 and $767,000, gross as of December 31, 2020).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
8. Intangible assets
Intangible assets include:

	Capitalized development costs	Licenses	Total
	(in thousands)
Cost:
At January 1, 2020	$10,737	$20,818	$31,555
Additions	6,061	8,579	14,640
Disposals	—	(14)	(14)
Exchange difference	—	8	8
At December 31, 2020	16,798	29,391	46,189
Additions	18,297	1,450	19,747
Disposals	—	—	—
Exchange difference	—	167	167
At December 31, 2021	35,095	31,008	66,103
Additions	13,808	5,101	18,909
Disposals	—	(2,441)	(2,441)
Exchange difference	—	(234)	(234)
At December 31, 2022	$48,903	$33,434	$82,337
Depreciation and impairment:
At January 1, 2020	$1,755	$13,104	$14,859
Amortization	1,495	4,523	6,018
Disposals	—	(8)	(8)
Exchange difference	—	8	8
At December 31, 2020	3,250	17,627	20,877
Amortization	2,460	4,591	7,051
Impairment	—	148	148
Exchange difference	—	43	43
At December 31, 2021	5,710	22,409	28,119
Amortization	2,575	5,458	8,033
Impairment	—	3	3
Disposals	—	(2,441)	(2,441)
Exchange difference	—	(82)	(82)
At December 31, 2022	$8,285	$25,347	$33,632
Net book value:
At January 1, 2020	$8,982	$7,714	$16,696
At December 31, 2020	13,548	11,764	25,312
At December 31, 2021	29,385	8,599	37,984
At December 31, 2022	$40,618	$8,087	$48,705

In the year ended December 31, 2021, the Company started capitalizing costs related to the development of the 5G. At December 31, 2022, capitalized development costs included $25.5 million related to the 5G ($14.2 million at December 31, 2021).

9. Inventories

	At December 31,
	2020	2021	2022
	(in thousands)
Components	$2,138	$2,683	$6,641
Finished goods	4,996	5,091	4,599
Total inventories at cost	$7,134	$7,774	$11,240
Provision for slow-moving or damaged components	$2	$225	$606
Provision for slow-moving or damaged finished goods	907	1,116	1,247
Total provision for slow-moving or damaged inventory	$909	$1,341	$1,853
Components, net	$2,136	$2,458	$6,035
Finished goods, at the lower of cost and net realizable value	4,089	3,975	3,352
Total net inventories	$6,225	$6,433	$9,387
The provisions for slow-moving or damaged inventory are related to units either damaged or in excess of the units needed to serve the expected demand for identified customers and projects. In particular, in the year ended December 31, 2022, the Company recorded expense related to certain components whose lead-times increased during the COVID-19 and other supply chain constraints, that ultimately were not used in production and expired. This represented $340,000 of the 2022 provision.

10. Trade receivables and contract assets
Trade receivables and contract assets are non-interest bearing. Trade receivables generally have 30-90 day payment terms.

	At December 31,
	2020	2021	2022
	(in thousands)
Trade receivables	$20,537	$16,876	$11,243
Contract assets	371	789	176
Provision for credit notes to be issued	(536)	(465)	(225)
Provisions on trade receivables	(2,724)	(2,789)	(2,524)
Net trade receivables	$17,648	$14,411	$8,670
In the years ended December 31, 2022, 2021 and 2020, the Company recorded credit notes primarily related to customer rebate programs. Such rebates are recorded as a reduction of revenue in the same period that the product is delivered.
The movements in the provision for impairment of receivables were as follows:

	December 31,
	2020	2021	2022
	(in thousands)
At January 1,	$2,719	$2,724	$2,789
Charge for the year	47	65	—
Utilized amounts	—	—	(265)
Unutilized amounts	(42)	—	—
At year end	$2,724	$2,789	$2,524

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
In the year ended December 31, 2020, the Company recognized a provision for impairment of $47,000 included in the Consolidated Statement of Operations in General and administrative. In the year ended December 31, 2021, the Company impaired additional trade receivables for $65,000. In the year ended December 31, 2022, no trade receivables were impaired. Trade receivables impaired are related primarily to significantly aged receivables, which the Company no longer expects to collect although still subject to enforcement.

As at year end, the aging analysis of trade receivables and contract assets that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2020	$17,648	$14,232	$2,879	$53	$—	$484
At December 31, 2021	$14,411	$13,587	$241	$—	$—	$583
At December 31, 2022	$8,670	$8,367	$209	$94	$—	$—

Due to its historical experience, the Company does not assign credit risk rating grades to its trade receivables, but assesses credit risk at the customer level. Based on an analysis of historical credit losses, the Company has not applied any expected credit losses to its outstanding receivables as of the year end beyond specific provisions for doubtful accounts.

11. Cash, cash equivalents and short-term deposits

	At December 31,
	2020	2021	2022
	(in thousands)
Cash at banks	$7,567	$4,828	$5,664
Cash equivalents	7	7	7
Short-term deposits	10,900	—	5,000
Cash, cash equivalents and deposits	$18,474	$4,835	$10,671
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

	At December 31,
	2020	2021	2022
	(in thousands)
U.S. dollar denominated accounts	$18,135	$2,869	$9,720
Euro denominated accounts	154	1,564	466
GBP denominated accounts	76	143	19
SGP denominated accounts	44	47	23
NIS denominated accounts	14	160	428
RMB denominated accounts	29	35	3
Other currencies denominated accounts	22	17	12
Cash, cash equivalents and short-term deposits	$18,474	$4,835	$10,671

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
On June 24, 2022, the Company reduced its share capital and premium by $2,283,000 and $325,180,000, respectively, reducing accumulated deficits by $327,463,000. The nominal value of shares has decreased from €0.02 to €0.01 after the transaction was completed.
Authorized capital, in number of shares
Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, warrants, restricted share awards and conversion of convertible debt, or which the shareholders have otherwise authorized for specific capital increases. There is no impact on shareholders from the capital reduction as no shares have been cancelled or rights varied, and there is no change in the net asset position of the Company. At December 31, 2022, taking into account resolutions for capital increases approved by the shareholders in June 2022, authorized capital was 361,639,977 ordinary shares with a nominal value of €0.01 each (311,675,848 and 244,254,014 ordinary shares at December 31, 2020 and 2021, respectively with a nominal value of €0.02).
There is one category of authorized shares: ordinary shares. The ratio of ordinary shares per ADS is four shares represented by one ADS.
Shares issued and fully paid

	At December 31,
	2020		2021		2022
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Ordinary shares	133,934,090	€2,678	151,419,322	€3,028	193,426,478	€1,934
Converted to U.S. dollars at historical exchange rates		$3,269		$3,687		$2,306
Other capital reserves
Other capital reserves include the accumulated share-based payment expense as of period end, the counterpart of which is in retained earnings (accumulated deficit) as the expense is reflected in profit and loss, as well as the fair value of the convertible debt embedded derivatives at the time of conversion rate was fixed in 2016, the change in fair value of the conversion options resulting from the 2017 and 2018 amendments, the value of the conversion option of the 2018 and 2019 convertibles, the value of warrants issued to the holder of the 2015 convertible note in connection with the September 2018 amendment, the value of warrants issued to the holder of the venture debt, the value of warrants issued to the holder of the 2019 convertible note in connection with the August 2022 amendment, the deferred tax impact related to the equity component of the convertible debts and venture debt, the initial fair value of the convertible debt embedded derivatives at the time the amendments were signed in 2020, the reversal of deferred tax liabilities on the equity component of the amended convertible debts and the value of the conversion option of the 2015, 2016 and 2019 convertibles debts.
Dividend rights
Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2020, 2021 or 2022. Dividend distributions by the Company, if any, will be made in euros.

Capital transactions
On January 11, 2022, the Company increased its capital in connection with a private offering with a strategic partner, Renesas Electronics Corporation by issuing 7,899,020 ordinary shares at $1.175 per ordinary share (or $4.70 per ADS). The total gross proceeds from the offering amounted to $9,281,349. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $178,802 recorded in share capital and by $9,102,547 in share premium. Costs directly attributable to the equity transaction amounting to approximately $0.1 million were deducted from the share premium.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
On March 11, 2022, the Company increased its capital in connection with a public offering by issuing 30,666,668 ordinary shares (including 4,000,000 shares from the underwriters' over-allotment option) at $0.75 per ordinary share (or $3.00 per ADS). The total gross proceeds from the offering amounted to $23,000,001. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $674,813 recorded in share capital and by $22,325,188 in share premium. Costs directly attributable to the equity transaction amounting to approximately $2.0 million were deducted from the share premium.
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
In the years ended December 31, 2020, 2021 and 2022, ordinary shares were issued upon exercise of options and warrants as described in Note 13 to the Consolidated Financial Statements.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

13. Share-based payment plans
The expense recognized for employee and other services received during the year ended December 31, 2022 and arising from equity-settled share-based payment transactions was $5,477,000 (2020: $2,985,000; 2021: $5,135,000). Of this total, $124,000 in 2022 (2020: $4,000; 2021: $76,000), related to warrants plans for consultants considered equivalent to employees.
The breakdown is as follows:

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Cost of revenue	$42	$57	$159
Research and development	$1,394	$2,109	$1,758
Sales and marketing	$529	$970	$1,132
General and administrative	$1,020	$1,999	$2,428
Total	$2,985	$5,135	$5,477
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
There have been no cancellations or modifications to any of the plans during the years ended December 31, 2020, 2021 or 2022.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	December 31,
	2020		2021		2022
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1,	5,771,960	$3.46	5,687,367	$3.41	5,233,437	$1.73
Granted during the year	252,000	$1.51	1,076,000	$1.55	1,110,288	$0.70
Forfeited during the year	(207,265)	$1.84	(139,722)	$1.85	(85,400)	$1.78
Exercised during the year(1)	(24,828)	$1.29	(94,008)	$1.47	—	$—
Expired during the year	(104,500)	$5.21	(1,296,200)	$8.35	(389,804)	$2.05
Outstanding at period end	5,687,367	$3.41	5,233,437	$1.73	5,868,521	$1.51
Of which, warrants for consultants equivalent to employees	155,500	$2.30	203,000	$1.79	487,288	$1.29
Exercisable at period end	5,180,701	$3.45	3,977,831	$1.79	4,685,828	$1.70
Of which, warrants for consultants equivalent to employees	155,500	$2.30	165,667	$1.72	228,595	$1.73
(1)The weighted average share estimated fair value at the dates of exercise of these options was, $1.78 in 2021 and $1.72 in 2020.

The following table illustrates the number of, and movements in, restricted shares awards (RSA) based on the number of ordinary shares (ADS equivalents are not presented) during the period:

	December 31,
	2020	2021	2022
Outstanding at January 1,	5,883,187	9,525,135	10,379,481
Granted during the year	5,475,616	4,426,496	10,550,820
Forfeited during the year	(165,528)	(628,186)	(736,282)
Vested during the year	(1,668,140)	(2,943,964)	(3,441,468)
Outstanding at period end	9,525,135	10,379,481	16,752,551
Exercise prices are denominated in U.S. dollars. Euro-denominated exercise prices were converted to U.S. dollars at the historical exchange rate for purposes of presentation in this table.
The weighted average remaining contractual life of stock options and warrants outstanding as December 31, 2022 was 2.8 years (2021: 3.0 years; 2020: 3.4 years).
The range of exercise prices per share for stock options and warrants outstanding at December 31, 2022 was $0.62 - $3.31, $0.89 - $3.31 at December 31, 2021 and $0.89—$8.50 at December 2020.
The weighted average fair value of stock options and warrants granted during the year ended December 31, 2022 was $0.34 (2021: $0.72; 2020: $0.73). The weighted average fair value of the restricted shares awards granted during the year ended December 31, 2022 was $0.91 (2021: $1.14; 2020: $1.32). The fair value is measured at the grant date. The following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2020, 2021 and 2022:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	December 31,
	2020	2021	2022
Dividend yield (%)	—	—	—
Expected volatility (%)	57	59	57
Risk–free interest rate (%)	—	—	1.25 to 2.1
Assumed annual lapse rate of awards (%)	12 for all except 2 for warrants and a limited group of beneficiaries	15 for all except 2 for warrants and a limited group of beneficiaries	20 for all except 2 for BSA and a limited group of beneficiaries
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price ($)	1.33	1.22	0.89
Model used	Binomial	Binomial	Binomial
For the years ended December 31, 2022, 2021 and 2020 the expected volatility assumption is based on the Company’s volatility since its initial public offering in 2011.
Stock options and warrants can be exercised during a period after the vesting date until the plan terminates. In the pricing model, the assumption was made that plan participants will exercise before the end of the exercise period if the share price reaches a certain multiple of the exercise price.
If a sell-price multiple of 3 instead of 2 had been used (no impact on the restricted shares) and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for stock options, warrants and restricted shares awards granted through December 31, 2022 would have decreased by approximately (9.40)% (2021: (8.18)%; 2020: (10.05)%).
The expected life of the stock options and warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.
14. Interest-bearing loans and borrowings

		At December 31,
	Note	2020	2021	2022
		(in thousands)
Current
Venture debt	14.2	6,104	—	—
Interest-bearing receivables financing	14.3	14,228	9,518	7,723
Total current portion		$20,332	$9,518	$7,723
Non-current
Convertible debt	14.1	$26,074	$36,373	$43,455
Convertible debt embedded derivative	14.1	12,395	10,081	3,203
Venture debt	14.2	2,172	—	—
Total non-current portion		$40,641	$46,454	$46,658
As of December 31, 2022, the Company had no drawn or undrawn committed borrowing or overdraft facilities in place.

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
Effective March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 which has two options. Each option will give the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) will stay at 7% but the holder will be granted a warrant for 10% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK will be adjusted to 9.5%, the previous warrants granted on the first option exercise will be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK will be adjusted to 13.5%, and the holder will be granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. If at any time, the holder converts a note prior to the date of August 2023, it will receive an extra year’s worth of PIK as a bonus so as to incentivize conversion. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
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
On August 15, 2022, the Nokomis Note issued in August 2019 arrived at maturity and the Company elected to exercise the first option of the amendment signed on March 20, 2020, to extend the maturity to August 16, 2023 in exchange for the issuance of 594,680 warrants (148,670 ADSs) to Nokomis at an exercise price of $1.03 per warrant ($4.12 per ADS). The expiration date of these warrants is August 15, 2025. In accordance with Article II of the amendment, the interest rate on the note increased to 9.5% per annum effective August 15, 2022. Conversion price of the debt is unchanged. This resulted in the extinguishment of the existing note and issuance of a new note for accounting purposes. The amended debt was accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and
•An embedded derivative, which reflects the value of the conversion option.
The value of the liability component at the extension date was $6,125,000. The fair value of the new liability component represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company used 23.2% as the market rate of interest in order to value the liability components for an amount of $5,454,000. The change in the liability component before and after the extension and the fair value of the warrants granted was recorded for a gain of $476,000 in the Consolidated Statement of Operations in “Convertible debt amendments. The fair value of the embedded derivative of the note was calculated at the extinguishment date and the change in fair value of $343,000 was recorded as financial expenses in the Consolidated Statement of Operations.
At December 31, 2022, the recalculated fair value of the remaining Nokomis Note and the Lynrock Lake Note embedded derivatives was a total of $3,203,000 ($10,081,000 at December 31, 2021) and the change of the fair value of $6,878,000 for the year ended December 31, 2022 ($3,848,000 for the year ended December 31, 2021) was recorded in the Consolidated Statement of Operations.
The conversion rates of the convertible notes outstanding as of December 31, 2022, are as follows:

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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
During the first twelve months, Sequans was only required to make interest payments. Beginning in November 2019, the Company began to make monthly principal and interest payments of €448,000 ($550,000 using the exchange rate as of December 31, 2020) and which were to continue until April 26, 2022. On April 15, 2021, following the issuance of new convertible debt and a private placement (see Notes 12 and 14.1), the Company used a portion of these proceeds to prepay in full all amounts due to Harbert. Interest expense related to the venture debt recorded during the year ended December 31, 2021 amounted to $819,000 ($1,451,000 during the year ended December 31, 2020), and $701,000 was paid during the year ended December 31, 2021 ($940,000 paid in 2020). Repayments of principal during the year ended December 31, 2021 amounted €6,588,007 ($7,869,000 using the average exchange rate of 2021). In 2020, repayments of principal amounted to €4,547,000 ($5,165,000 using the average exchange rate of 2020). The prepayment in full in 2021 was considered a debt renegotiation. The positive impact of $532,000 was recognized as financial income in the Consolidated Statement of Operations.

14.3. Interest-bearing financing of receivables
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from product sales to qualifying customers, up to the amount covered by the Company's credit insurance per customer. In July 2017, the Company signed an amendment to the initial agreement to include limited financing of accounts receivable from service sales of $800,000. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest at LIBOR 3 months +1.5% which represents approximately a rate of 0.97% on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At December 31, 2022, $4,732,000 ($5,651,000 at December 31, 2021 and $10,421,000 at December 31, 2020) had been drawn on the line of credit and recorded as a current borrowing.
In May 2020, the Company entered into an agreement to finance the 2020 research tax credit receivable as it is earned over the year. At December 31, 2020, the amount financed was $3,807,000, recorded as current liabilities. The retention amount of $762,000 was received in 2021 and the remaining amount of $107,000 was expected to be received in 2026. After the payment of the retention amount, the interest-bearing financing debt was netted with the research tax credit receivable. The effective interest rate of 6.45% includes expenses related to the financing.
In February 2021, the Company entered into a new agreement to finance the 2021 research tax credit as it is earned over the year. At December 31, 2021, the amount financed was $3,867,000, recorded as current liabilities and does not include retention of $1,562,000, which is expected to be received in 2022 ($1,436,000) and in 2027 ($133,000). The effective interest rate of 6.20% includes expenses related to the financing.
In March 2022, the Company entered into a new agreement to finance the 2022 research tax credit as it is earned over the year. At December 31, 2022, the amount financed was $2,991,000, recorded as current liabilities and does not include retention of $1,233,000, which is expected to be received in 2023 ($1,125,000) and in 2028 ($108,000). The effective interest rate of 5.13% includes expenses related to the financing.

15. Lease liabilities
The Company recognized right-of-use of assets of $2,602,000 (included in property, plant and equipment in the Consolidated Statements of Financial Position). Identified lease contracts mainly relate to real-estate rental agreements and IT and office equipment leases. The lease liabilities were discounted at an incremental borrowing rate of 14.2%.
The table below presents the carrying amounts of right-of-use assets recognized and the movements during the period:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	Real-estate	IT and office equipment	Total
	(In thousands)
As at January 1, 2020	3,942	107	4,049
Additions	1,448	625	2,073
Disposals	(207)	(255)	(462)
Depreciation expense	(1,184)	(260)	(1,444)
Amortization disposals	185	255	440
As at December 31, 2020	$4,184	$472	$4,656
Additions	437	—	437
Disposals	(210)	(547)	(757)
Depreciation expense	(1,151)	(108)	(1,259)
Amortization disposals	114	183	297
As at December 31, 2021	$3,374	$—	$3,374
Additions	458	—	458
Disposals	(73)	—	(73)
Depreciation expense	(1,230)	—	(1,230)
Amortization disposals	73	—	73
As at December 31, 2022	$2,602	$—	$2,602
The table below present the carrying amounts of lease liabilities and the movements during the period:

	Lease liabilities	Current	Non-current
	(In thousands)
As at January 1, 2020	$4,104	$900	$3,204
Additions	1,750
Interests expense	780
Foreign exchange loss (gain)	363
Payments	(1,221)
As at December 31, 2020	$5,776	$1,014	$4,762
Additions	437
Disposals	(993)
Interests expense	760
Foreign exchange loss (gain)	(297)
Payments	(1,063)
As at December 31, 2021	$4,620	$1,247	$3,373
Additions	458
Disposals	(577)
Interests expense	571
Foreign exchange loss (gain)	(298)
Payments	(1,205)
As at December 31, 2022	$3,569	$1,291	$2,278
The rental charges relating to short-term and low value leases remained classified as operating expenses in the Consolidated Statements of Operations and amounted to $1,248,000 for the year ended December 31, 2022 ($1,411,000 and $660,000 for the years ended December 31, 2021 and 2020, respectively).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
16. Government grant advances and loans

		December 31,
	Note	2020	2021	2022
		(in thousands)
Current
Government grant advances	16.1	$693	$3,317	$968
Research project financing	16.2	1,288	1,057	1,237
Government loans	16.2	1,886	1,832	1,954
Total current portion		$3,867	$6,206	$4,159
Non-current
Government grant advances	16.1	$642	$2,048	$872
Research project financing	16.2	4,625	2,248	1,567
Government loans	16.3	4,611	3,084	1,424
Accrued interest	16.2	1,325	1,974	2,372
Total non-current portion		$11,203	$9,354	$6,235

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
16.1. Government grant advances

In 2022, the Company was named as a participant in four new collaborative projects with combined funding of €1,376,000 ($1,364,000 using the exchange rate of the grant dates). Three of them are expected to be released to the Consolidated Statement of Operations over the lives of the projects, estimated to be approximately three years, one was fully released in the year ended December 31, 2022.

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

16.2. Research project financing

In October 2014, Bpifrance, one of the Company’s shareholders as well as the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding amounted to €6,967,000 ($8,988,000 using the exchange rate of the funding dates) with a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The funding was paid in three installments, the last of which was received in 2019 for €992,000 ($1,126,000 using the exchange rate of the payment date). The grant was recognized as a reduction of research and development expense when corresponding expense was incurred. The forgivable loan advance will be repaid from March 31, 2019 to December 31, 2024 of which €540,000 ($571,000 using the exchange rate of the payment dates) in principal and interests was paid in 2022 (€675,000, or $804,000 in 2021; €300,000, or $355,000, in 2020), and bears interests at a 1.53% fixed contractual rate. The difference between the amount of grant received and the present value amounted to a reduction of $115,000 in the debt carrying value, with such difference being amortized over the contract period. If the sales of the product developed under this program are in excess of €350 million ($396 million using the exchange rate as of December 31, 2021) during a period of three years, then the Company shall pay for three consecutive years after the date of the termination of the reimbursement a bonus to Bpifrance of 1% of annual revenues

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
generated by products issued from the project (up to a maximum of €350,000,000 or $396,410,000 over a period of ten years). The Company doesn’t expect to perform any repayment to BPI.
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
In 2022, the Company received funding for one project of €309,000 ($316,000 using the exchange rate of the funding date) as a grant and €473,000 ($504,000 using the exchange rate at the closing date) as a forgivable loan. The payment was received in March 2023. In 2020, the Company received payments for one project of €150,000 ($167,000 using the exchange rate of the funding date) as a grant and €215,000 ($238,000 using the exchange rate of the funding date) as a forgivable loan.
The accrued interest of $579,000 was recorded as of December 31, 2022 ($563,000 as of December 2021 and $560,000 as of December 31, 2020) at an estimated market rate of 2.3%. The market rate of interest applied in 2021 and 2020 ranged from 1.80% to 2.30%.

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
On April 30, 2020, the Company finalized €5 million of French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan. The French loan is unsecured. The original five years long repayment schedule agreed in May 2020 was then extended with only interest payable from August 2021 to May 2022. The repayments of principal started in August 2022 until May 2026. As of December 31, 2022, $1,847,000 has been classified as current and $3,216,000 as non-current.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

17. Provisions

	Post- employment benefits	Other provisions	Total	Current	Non current
	(in thousands)
At January 1, 2020	$729	$842	$1,571	$—	$1,571
Arising (released) during the year	92	378	470	—	—
Effect of application of the IFRS IC decision on IAS 19	13	—	13	—	—
Released (used) during the year	—	—	—	—	—
Released (unused) during the year	—	(411)	(411)	—	—
At December 31, 2020	834	809	1,643	89	1,554
Arising (released) during the year	(28)	850	822	—	—
Released (used) during the year	—	(90)	(90)	—	—
Released (unused) during the year	—	(238)	(238)	—	—
At December 31, 2021	806	1,331	2,137	—	2,137
Arising (released) during the year	(101)	428	327	—	—
Released (used) during the year		—	—	—	—
Released (unused) during the year		(191)	(191)	—	—
At December 31, 2022	$705	$1,568	$2,273	$77	$2,196
The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees if they retire as a Company employee. The comprehensive income (loss) for 2022 includes $71,000 of actuarial gain (actuarial loss of $20,000 in 2021 and actuarial gain of $9,000 in 2020 after effect of application of the IFRS IC decision as described in Note 2.2). No employee retired in 2020, 2021 or 2022.
The main assumptions used in the calculation are the following:

	2020	2021	2022
Discount rate	0.34%	0.98%	3.75%
Salary increase	Between 1.5% and 3.5%	Between 1.5% and 3.5%	Between 1.5% and 3.5%
Retirement age	60-62 years	60-62 years	60-62 years
Turnover: depending on the seniority	Decrease by age from 2% for directors, Vice presidents and managers and from 10% for other employees. 0% for executive team	Decrease by age from 2% for directors, Vice presidents and managers and from 12% for other employees. 0% for executive team	Decrease by age from 2% for directors, Vice presidents and managers and from 20% for other employees. 0% for executive team
At December 31, 2020, 2021 and 2022, “Other provisions” include primarily estimated royalty payments assessed on sales of modules to holders of patents which may be deemed as essential under the requirements of the LTE standard. The royalty provision is based on management’s judgment, taking into consideration the published royalty rates, various legal decisions, articles, reports and industry discussions on the subject which were available, and is recorded in the cost of product revenue. The Company’s modules are considered as final products incorporating the full LTE function, and therefore may have royalties assessed on their sale; no royalties are accrued on the sales of chips as the full LTE functionality is not included in the chip and it is not current industry practice to license standard-essential patents at the component level.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

18. Trade payables, other current liabilities and current contract liabilities

	At December 31,
	2020	2021	2022
	(in thousands)
Trade payables	$15,701	$13,916	$9,342
Other current liabilities:
Employees and social debts	7,424	7,987	7,497
Provisions	89	—	77
Others	963	1,193	781
Total other current liabilities	$8,476	$9,180	$8,355
Contract liabilities:
License and development services agreement (See Note 19)	12,392	8,201	5,774
Deferred revenue	753	476	190
	$13,145	$8,677	$5,964
Terms and conditions of the above financial liabilities:
•Trade payables are non-interest bearing and are generally settled on 30-day terms.
•Other current liabilities, primarily accrued compensation and related social charges, are non-interest bearing.
•Certain upfront payments received from strategic partners are deemed to include a financing component, and as such, bear interest.
Deferred revenue is primarily related to maintenance services. At December 31, 2020, 2021 and 2022, deferred revenue totaled $753,000 (recognized in 2021), $476,000 (recognized in 2022) and $190,000 (expected to be recognized during 2023), respectively.

19. Other non-current liabilities

	At December 31,
	2020	2021	2022
	(in thousands)
Trade payables	$851	$964	$1,788
Deferred tax liabilities	19	138	258
Contract liabilities:
License and development services agreement	2,343	2,706	404
Deferred revenue	54	—	—
Total contract liabilities	2,397	2,706	404
Trade payables included the non-current part of a supplier debt related to acquisition of certain intangible assets of $1,916,000, which is scheduled to be paid in 27 months. As of December 31, 2020, $1,139,000 remained of this liability ($244,000 as the non-current portion). As of December 31, 2021, $244,000 remained as current portion. In the year ended December 31, 2021, the Company contracted a new supplier debt related to the acquisition of certain intangible assets. As of December 31, 2021, $279,000 remained of this liability ($184,000 as the non-current portion). In the year ended December 31, 2022, the Company contracted a new supplier debt related to the acquisition of certain intangible assets. As of December 31, 2022, $3,350,000 remained of this liability ($786,000 as the non-current portion). In January 2020, the Company entered into an agreement with a technology company based in Israel to transfer a team of engineers to the Company for the purpose of accelerating 5G new product development. The remaining amount to be paid in June 2024 for this agreement is $1,430,000. This amount has been discounted and as of December 31, 2022, $1,002,000 is included in non-current trade payables ($780,000 and $607,000 as of December 31, 2021 and 2020, respectively), and the Company records interest expense associated with this amount each reporting period.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
At December 31, 2022, the Company recognized a net deferred tax liability of $258,000 ($138,000 and $19,000 at December 31, 2021 and 2020, respectively) related to origination and reversal of timing differences.
On October 24, 2019, the Company signed a multi-year, non-exclusive license and development services agreement with a strategic partner, a Fortune Global 500 company. The agreement provided for an upfront payment of $18 million, which was received in October 2019, and recorded as a contract liability upon receipt. The contract includes clauses that allow for termination in certain circumstances, or in some cases of a change in control of the Company, which could result in a refund of certain or all amounts received under the contract, depending on the circumstances. The Company determined that this agreement includes a financing component related to the upfront payment, whereas the deliverables under the contract were to be delivered over more than one year, which results in the recognition of interest expense over a portion of the term of the agreement. In the year ended December 31, 2022, the Company recognized revenues for an amount of $8,619,000 ($11,419,000 in 2021 and $9,155,000 in 2020) as a result of development services performed, license revenue of $1,500,000 and interest expenses on the upfront payment of $810,000 ($1,628,000 in 2021 and $3,221,000 in 2020). At December 31, 2022, there was no net remaining contract liability presented on the Statement of Financial Position ($4,211,000 was presented at December 31, 2021, reflecting the expected net amount of revenue less interest expenses to be recognized in the year ended December 31, 2022).
In December 2020, the Company signed a 5G technology access and license agreement with another strategic partner for an amount of $4,500,000. The agreement provided for an upfront payment which was received in January 2021. The Company determined that this agreement includes a financing component related to the upfront payment, which will results in the recognition of interest expense over a portion of the term of the agreement. In the year ended December 31, 2022, the Company recognized revenues for an amount of $1,083,000 ($3,008,000 in 2021 and $166,000 in 2020) as a result of development services performed and interest expenses on the upfront payment of $91,000. At December 31, 2022, the net remaining contract liability of $862,000 was presented on the Statement of Financial Position as current contract liabilities (At December 31, 2021: $1,853,000, $1,639,000 as current portion and the remaining amount of $214,000 as non-current liabilities ;At December 31, 2020 : $4,334,000, $2,750,000 as current portion and $1,584,000 as non-current portion).
In December 2021, the Company signed two amendments with the second strategic partner to extend the 5G technology access and license agreement. The first amendment was signed to extend the agreement to a manufacturing license for the 5G chip for a total amount of $5,000,000 of which $3,000,000 in cash which was received in February 2022 and $2,000,000 in the form of investments in production and testing equipment that will then be made available to Sequans for its own use. In the year ended December 31, 2022, the Company recognized revenues for an amount of $2,983,000, as a result of development services performed and interest expenses on the upfront payment of $65,000. At December 31, 2022, the net remaining contract liability of $271,000 was presented on the Statement of Financial Position as current contract liabilities ($1,189,000 at December 31, 2021).
The second amendment is related to a manufacturing license for Monarch 2 chips and NB-IoT in India, for a total amount of $4,500,000 which was received in February 2022. The Company determined that this amendment includes a financing component related to the upfront payment, which will results in the recognition of interest expense over a portion of the term of the agreement. In the year ended December 31, 2022, the Company recognized revenues for an amount of 1,507,000, $800,000 as license fees, $707,000 as a result of development services performed and no interest expenses on the upfront payment. At December 31, 2022, the net remaining contract liability of $2,544,000 was presented on the Statement of Financial Position as current contract liabilities for $2,141,000 ($1,160,000 at December 31, 2021) and the remaining amount of $404,000 as non-current liabilities ($2,492,000 at December 31, 2021).
In August 2022, the Company signed a 5G license agreement with a strategic partner for an amount of up to $60,000,000, to be paid over three years, to manufacture and sell the 5G chipset in China and well as the right to create derivative products based on the licensed technology that may be sold in China if a minor derivative and worldwide if a major derivative. In the year ended December 31, 2022, the Company recognized license fee revenues for an amount of $20,000,000. At December 31, 2022, the net remaining contract liability of $2,500,000 was presented on the Statement of Financial Position as current contract liabilities.
In December 2015, the Company entered into a contract with a customer for certain development services which resulted in the recognition of deferred revenues for $1,940,000 to be recognized on a straight-line basis over four years beginning when the customer’s product is certified by a major U.S. carrier which occurred in September 2017. In 2020, $485,000 was recognized as revenue, and $323,000 in the year ended December 31, 2021. At December 31, 2021 and 2022, no deferred revenue remained.

20. Information about financial instruments

20.1. Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2020	2021	2022	2020	2021	2022
	(in thousands)
Financial assets:
Trade and other receivables
Trade receivables and contract assets	$17,648	$14,411	$8,670	$17,648	$14,411	$8,670
Deposits and other receivables
Deposits	466	451	436	466	451	436
Other financial assets
Long-term investments	386	357	337	386	357	337
Financial instruments at fair value through other comprehensive income
Cash flow hedges	84	—	142	84	—	142
Cash, cash equivalents and short-term investments	18,474	4,835	10,671	18,474	4,835	10,671
Total financial assets	$37,058	$20,054	$20,256	$37,058	$20,054	$20,256
Total current	$36,206	$19,246	$19,483	$36,206	$19,246	$19,483
Total non-current	$852	$808	$773	$852	$808	$773
Financial liabilities:
Lease liability	5,776	4,620	3,569	5,776	4,620	3,569
Interest-bearing loans and borrowings:
Interest-bearing receivables financing	14,228	9,518	7,723	14,228	9,518	7,723
Convertible debt	26,074	36,373	43,455	26,074	36,493	42,636
Venture debt	8,276	—	—	8,276	—	—
Government loans	6,920	6,001	5,171	6,920	6,001	5,171
Research project financing	6,473	3,868	3,383	6,473	3,868	3,383
Convertible debt embedded derivative	12,395	10,081	3,203	12,395	10,081	3,203
Trade and other payables (current and non current)	16,552	14,880	11,130	16,552	14,880	11,130
Financial instruments at fair value through other comprehensive income
Cash flow hedges	—	50	—	—	50	—
Total financial liabilities	$96,694	$85,391	$77,634	$96,694	$85,511	$76,815
Total current	$40,221	$27,631	$21,556	$40,221	$27,631	$21,556
Total non-current	$56,473	$57,760	$56,078	$56,473	$57,880	$55,259
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
•Long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $386,000, $357,000 and $337,000 at December 31, 2020, 2021 and 2022, respectively. The carrying amounts approximate fair value measured based on significant observable input (Level 2).
•Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that the Company would pay or receive to settle the related agreements, by reference to published exchange rates (Level 2).
• At December 31, 2020, the carrying amount of the debt components of convertible notes approximates fair value, because, with the amendment of the convertible notes in March 2020, the existing notes were extinguished and new notes issued with effective interest rate at the amendment date. At December 31, 2021 and 2022, fair value of the debt components of convertibles notes was calculated using the effective interest rate of the debt component of the convertible note issued in April 2021 and amounted to $36,493,000 and $42,636,000, respectively.
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
Fair Value Hierarchy
The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
•Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
•Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

As at December 31, 2020, the Company held the following financial instruments carried at fair value on the statement of financial position:

Assets measured at fair value

	At December 31,
	2020	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	$386	—	$386	—
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	$84	—	$84	—
Liabilities measured at fair value

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	At December 31,
	2020	Level 1	Level 2	Level 3
	(in thousands)
Convertible debt embedded derivative	$12,395	—	$12,395	—
As at December 31, 2021, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2021	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	$357	—	$357	—
Liabilities measured at fair value

	At December 31,
	2021	Level 1	Level 2	Level 3
	(in thousands)
Convertible debt embedded derivative	$10,081	—	$10,081	—
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	$50		$50

As of December 31, 2022, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2022	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	337	—	337	—
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	142	—	142	—
Liabilities measured at fair value

	At December 31,
	2022	Level 1	Level 2	Level 3
	(in thousands)
Convertible debt embedded derivative	3,203	—	3,203	—

20.2. Financial instruments at fair value
The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.
The following tables present fair values of foreign currency derivative financial instruments at December 31, 2022, 2021 and 2020.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	At December 31, 2020
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S dollars)	€2,250	$84
Options (buy euros, sell U.S. dollars)	—	—
Total	€2,250	$84

	At December 31, 2021
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€5,000	$(50)
Options (buy euros, sell U.S. dollars)	—	—
Total	€5,000	$(50)

	At December 31, 2022
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€3,000	$142
Options (buy euros, sell U.S. dollars)	—	—
Total	€3,000	$142
The fair value of foreign currency related derivatives is included in the Consolidated Statement of Financial Position in "Other receivables" at December 31, 2020 and 2022 and in 'Other current liabilities" at December 31, 2021. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.
During the year ended December 31, 2022, the Company recorded a gain of $202,000 (loss of $129,000 and gain of $31,000 for the years ended December 31, 2021 and 2020, respectively) in other comprehensive income (loss) related to the effective portion of the change in fair value of its cash flow hedges. During the years ended December 31, 2020, 2021, the amount reclassified from other comprehensive income to Consolidated Statement of Operations was gains of $150 and $53,000, respectively and loss of $143,000 during the year ended December 31, 2022.
There was no ineffective portion of hedging instruments in the years ended December 31, 2020, 2021 and 2022.
The derivatives have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.
At December 31, 2022, the Company holds $951,000 in currencies other than the U.S. dollar compared with $1,966,000 at December 31, 2021 and $339,000 at December 31, 2020 (See Note 11). The amount received from the BPI loan in May 2020 and the 2020, 2021 and 2022 research tax credit financing were denominated in euros. At December 31, 2022, the Company has loans denominated in euros for a principal amount of $10,817,000 ($13,525,000 and $25,444,000 at December 31, 2021 and 2020, respectively).

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
Nearly 100% of total revenues and approximately 86% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. Approximately 58% of operating expense is denominated in euros. (See Note 20.2 regarding hedging arrangements). If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, as measured using the Company's 2022 weighted average exchange rate of one euro = $1.0598, the Company estimates the impact, in absolute terms, on operating expenses and on financial liabilities for the year ended December 31, 2022 would have been approximately $3.8 million.
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
The following table summarizes customers representing a significant portion of the Company’s total revenue:

Customer	Customer Location	% of total revenues for the year ended December 31,			Trade receivables at December 31,
		2022	2021	2020	2022	2021	2020
A	China	33%	—%	—%	3,375,000	—	—
B	Germany	24%	Less than 10%	—%	3,585,000	3,652,000	—
C	America	14%	23%	18%	—	1,800,000	—
D	Japan	11%	13%	Less than 10%	—	7,736,000	5,120,000
E	Taiwan	Less than 10%	23%	20%	—	545,000	4,767,000
F	China	Less than 10%	14%	Less than 10%	169,500	203,000	339,000
G	South Korea	—%	Less than 10%	45%	—	583,000	5,209,000

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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
The following table includes our contractual obligations, including interest, for existing financial liabilities as of the following dates:

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
	(in thousands)
At December 31, 2020
Research project financing	$1,944	$2,387	$1,828	$425	$—	$—	$6,584
Interest-bearing receivables financing	14,228	—	—	—	—	—	14,228
Government loans	1,536	1,851	1,319	1,287	1,256	412	7,661
Convertible debt	—	—	—	35,506	—	—	35,506
Venture debt	6,600	2,568	—	—	—	—	9,168
Lease liabilities	1,777	2,027	1,407	1,184	1,177	359	7,931
Trade payables	15,701	250	—	1,430	—	—	17,381
Other current liabilities	8,386	—	—	—	—	—	8,386
	$50,172	$9,083	$4,554	$39,832	$2,433	$771	$106,845
At December 31, 2021
Research project financing	$1,057	$1,042	$1,684	$—	$—	$—	$3,783
Interest-bearing receivables financing	9,518	—	—	—	—	—	9,518
Government loans	1,240	1,573	1,483	1,452	714	—	6,462
Convertible debt (1)	—	—	54,623	—	—	—	54,623
Venture debt	—	—	—	—	—	—	—
Lease liabilities	1,238	1,043	965	1,052	322	—	4,620
Trade payables	13,916	171	1,477	—	—	—	15,564
Other current liabilities	9,180	—	—	—	—	—	9,180
	$36,149	$3,829	$60,232	$2,504	$1,036	$—	$103,750
At December 31, 2022
Research project financing	$1,237	$1,683	$146	$221	$—	$—	$3,287
Interest-bearing receivables financing	7,723	—	—	—	—	—	7,723
Government loans	1,534	1,397	1,367	673	—	—	4,971
Convertible debt (1)	—	54,348	—	—	—	—	54,348
Lease liabilities	1,291	930	1,025	323	—	—	3,569
Trade payables	9,342	2,235	—	—	—	—	11,577
Other current liabilities	8,278	—	—	—	—	—	8,278
	$29,405	$60,593	$2,538	$1,217	$—	$—	$93,753
(1) Based on the existing contractual terms as of December 31, 2021 and 2022 and assuming the Company's options to extend maturity dates are exercised.
The Company’s liquidity risk for the next 12 months is described in note 2.1. The term of agreements with strategic partners which gave rise the contract liability recorded in the amount of $6,178,000, $10,907,000 and $14,735,000 as of December 31, 2022, 2021 and 2020, respectively, are described under note 19.
Capital management
The primary objective of the Company’s capital management is to continue to execute according to its business plans and budgets in order to achieve profitability and positive cash flow, and to maximize shareholder value.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
20.4. Changes in liabilities arising from financing activities, including government grants

(in thousands)	January 1, 2020	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment and conversion	Other(1)	December 31, 2020
Government grant advances and loans	$7,621	5,910	1,392	364	—	(217)	$15,070
Convertible debt	$30,671	2,050	—	7,902	(16,008)	1,459	$26,074
Venture debt	$12,180	(6,105)	750	1,451	—	—	$8,276
Lease liabilities	$4,104	$(1,221)	$363	$780	—	$1,750	$5,776
Interest-bearing financing of receivables	$4,068	9,914	175,000	71,000	—	—	$14,228
Total	$58,644	10,548	2,680	10,568	(16,008)	2,992	$69,424

(in thousands)	January 1, 2021	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment and conversion	Other(1)	December 31, 2021
Government grant advances and loans	$15,070	592	(449)	427	—	(80)	$15,560
Convertible debt	$26,074	27,957	—	6,193	(11,138)	(12,713)	$36,373
Venture debt	$8,276	(8,743)	180	819	—	(532)	$—
Lease liabilities	$5,776	(1,063)	(297)	760	—	(556)	$4,620
Interest-bearing financing of receivables	$14,228	21	(337)	282	—	(4,676)	$9,518
Total	$69,424	18,764	(903)	8,481	(11,138)	(18,557)	$66,071

(in thousands)	January 1, 2022	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment and conversion	Other(1)	December 31, 2022
Government grant advances and loans	$15,560	406	(365)	266	—	(5,473)	$10,394
Convertible debt	$36,373	—	—	7,762	(671)	(9)	$43,455
Lease liabilities	$4,620	(1,205)	(298)	571	—	(119)	$3,569
Interest-bearing financing of receivables	$9,518	3,046	(1)	254	—	(5,094)	$7,723
Total	$66,071	2,247	(664)	8,853	(671)	(10,695)	$65,141
(1) In 2020, 2021 and 2022, Other includes additions in lease liabilities, which are non-cash. In 2020 and 2021, Other includes the liability component and the fair value of the embedded option of the convertible debts converted during the year. In 2021, Other includes the impact of the forgiveness of the government grant advance and of the netting of the interest-bearing financing debt with the Research tax credit receivable.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
21. Commitments and contingencies
Contingencies
From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business.
In August 2017, two securities class action lawsuits were filed, which were consolidated into a single lawsuit in September 2017, alleging violations of the U.S. federal securities laws by the Company, the Company's President and CEO, and the Company's Chief Financial Officer. The plaintiffs asserted claims primarily based on purported misrepresentations regarding Sequans’ revenue recognition policy in its Annual Reports on Form 20-F for the fiscal years ended 2015 and 2016. An amended complaint was filed in April 2018, and the Company and the individual defendants subsequently filed a motion to dismiss. On September 30, 2019, the Court issued a decision dismissing the claims against the Company's CFO, but permitting the claims against the Company and the Company's CEO to proceed. After a second mediation session in April 2020, the parties agreed to a settlement for an amount of $2.75 million, which was approved by the Court on September 28, 2020 and paid. The settlement amount and costs to defend were paid by the Company's insurers, except for the $700,000 retention amount paid by the Company and recognized in expense prior to 2020. The remaining amount of $95,000, recorded in other receivables on the Statement of Financial Position as of December 2020, has been paid by the insurers as of December 31, 2021.
In 2022, the Company was sued in three lawsuits in the United States District Court for the district of Minnesota by a company called Bell Semiconductor, LLC (“Bell”), accusing the Company of infringing certain U.S. Patents by the Company's use of certain design tools. In Bell Semiconductor, LLC v. Sequans Communications, SA et al, Case No. 0-22-cv-02106 (DMN), filed August 26, 2022, Bell accuses the Company of infringing U.S. Patent Nos. 7,149,989 and 7, 260,803. In Bell Semiconductor, LLC v. Sequans Communications, SA et al, Case No. 0-22-cv-02344 (DMN), filed September 23, 2022, Bell accuses the Company of infringing U.S. Patent Nos. 6,436,807 and 7,007,259. In Bell Semiconductor, LLC v. Sequans Communications, SA et al, Case No. 0-22-cv-02660 (DMN), filed October 21, 2022, Bell accuses the Company of infringing U.S. Patent Nos. 7,231,626 and 7,396,760. The Company has filed motions to dismiss in each case. The Court has not yet ruled on any of the motions to dismiss. The supplier of the design tools that Bell asserts infringe the Patents has agreed to indemnify the Company for the costs to defend and/or settle the lawsuits. As such, no payment by the Company is considered probable and possible related amounts cannot be reliably estimated. No provision has been recorded as of the reporting date.
Management is not aware of any other legal proceedings that, if concluded unfavorably, would have a significant impact on the Company's financial position, operations or cash flows.
Bank guarantee
A bank guarantee was issued in favor of the owners of leased office space in France, in order to secure six months of lease payments, for an amount of $337,000 as of December 31, 2022 ($357,000 and $386,000 as of December 31, 2021 and 2020, respectively). This guarantee was secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee. The total value of investments secured to cover this bank guarantee was $337,000 at December 31, 2022 ($357,000 and $386,000 at December 31, 2021 and 2020).
Pledge of assets
As security for the payment and repayment of the venture debt (see Note 14.2 to these Consolidated Financial Statements), the Company had granted to Harbert a first ranking pledge over the receivables the Company holds against its customers other than customers covered by the factoring agreement. The carrying amount was $7.4 million as of December 31, 2020. The Company had also agreed to grant to Harbert a first ranking pledge over specified bank accounts, which had a carrying amount of $18.2 million as of December 31, 2020 and a pledge over its patents, trademarks and other IP rights. The venture debt was repaid in 2021; the Company has not pledged any assets since settlement of the Harbert debt.
Purchase commitments
As of December 31, 2022, the Company had $7.7 million of non-cancelable purchase commitments with its third-party manufacturer and suppliers for future deliveries of equipment and components, principally during 2023.
22. Related party disclosures
There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
As of December 31, 2022, only B. Riley Asset Management LLC owned 10% or more of the share capital of the Company. On March 11, 2022, 272 Capital Fund LP, an entity managed by B. Riley Asset Management LLC (“BRAM”) and affiliated with Wes Cummins, a director of the Company and the President of BRAM, purchased 2,833,333 ADSs in the offering.
As of December 31, 2021, only Lynrock Lake owned 10% or more of the share capital of the Company. As of December 31, 2022, Lynrock Lake owned 9.8% of the share capital of the Company.
As of December 31, 2020, only BPI France Participation - Fonds Large Venture, a fund managed by Bpifrance owned 10% or more of the share capital of the Company. As of December 31, 2021, BPI France Participation - Fonds Large Venture owned 8.7% of the share capital of the Company.
At the annual shareholders meeting on June 26, 2020, the shareholders approved the nomination of Mailys Ferrere to the board of directors. Mrs. Ferrere is employed by BPI France Participation - Fonds Large Venture. Bpifrance provided funding to two consortiums which include the Company in the context of long-term research projects (See Note 16.2 Research project financing) and in loans (See Note 16.3 Government loans). On April 2, 2020, the Company entered into a Shareholder Loan Agreement with Bpifrance Participations of $2.2 million which was converted into equity on May 15, 2020.
In April 2015, the Company completed the sale of a $12 million convertible note, in April 2016 the sale of a $6.0 million convertible note, in September 2018 the sale of a $4.5 million convertible note, in May 2019 the sale of a $3.0 million convertible note and in August 2019 the sale of a $5.0 million convertible note, all to an affiliate of Nokomis Capital, L.L.C., a beneficial owner of 9.9% of the share capital of the Company as of December 31, 2020. In 2017, the Company amended the terms of the notes issued in 2015 and 2016 and as part of the agreement, Wesley Cummins, a former (as of February 2020) representative of Nokomis Capital, L.L.C., became a board observer in November 2017, and on June 29, 2018, the shareholders approved Mr. Cummins' nomination to the board of directors. Since February 2020, Nokomis no longer has representation on the board of directors and as of December 31, 2022 has declared itself to be no longer an owner of any shares of the Company.
Effective March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 which has two options (See Note 14.1).
In December 2020, January 2021 and February 2021, Nokomis converted the April 2015, April 2016 and May 2019 notes (see Note 14.1 Convertible debt). In August 2022, the Company elected to exercise the option to extend the maturity of the August 2019 note to August 2023. As of December 31, 2022, the principal amount and accrued interest of the convertible notes held by an affiliate of Nokomis Capital, L.L.C amounts to $5.9 million.
On February 2, 2021, the board of director approved a consultancy services agreement with ABLE France, a company owned by Yves Maitre, member of the board of directors, for services in business development. The agreement was executed effective March 1, 2021. During the year ended December 31, 2021, $116,000 was paid to Mr. Maitre under the contract. No services were provided and payments were made in the year ended December 31, 2022.
At the annual shareholders meeting on June 24, 2022, the shareholders approved the nomination of Dr. Sailesh Chittipeddi, Executive Vice President and Head of IoT and Infrastructure business unit of Renesas Electronics Corporation to the Board of Directors. As of December 31, 2022, Renesas Electronics Corporation owned 4.08% of the share capital of the Company.
No other transactions have been entered into with these or any other related parties in 2020, 2021 and 2022, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.
Compensation of key management personnel

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$2,441	$2,837	$2,574
Share-based payment expense for the year	1,307	2,478	2,903
Board members fees to non-executive members	210	210	199
Total compensation expense for key management personnel	$3,958	$5,525	$5,676
Key management personnel comprises the chief executive officer and all executive vice presidents reporting directly to him.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
For the year ended December 31, 2022, we estimate that approximately $19,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Directors’ interests in an employee share incentive plan
The Company granted warrants to certain members of the Board of Directors during the years ended December 31, 2020, 2021 and 2022:
- On June 26, 2020, the shareholders authorized the Board of Directors to grant to each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Sharma, Slonimsky and Cummins warrants to purchase 36,000 ordinary shares. On June 29, 2020, the Board used this authorization to make such grants with an exercise price of $1.51 per ordinary share.
- On June 25, 2021, the shareholders authorized the Board of Directors to grant to each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Sharma, Slonimsky and Cummins warrants to purchase 140,000 ordinary shares. On June 29, 2021, the Board used this authorization to make such grants with an exercise price of $1.49 per ordinary share
- On June 24, 2022, the shareholders authorized the Board of Directors to grant to each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Slonimsky and Cummins warrants to purchase 140,000 ordinary shares. On June 24, 2022, the Board used this authorization to make such grants with an exercise price of $0.65 per ordinary share
The board members were required to subscribe to the warrants at a price of €0.00002778 per warrant for the warrants granted in 2020 and €0.00000714 in 2021 and 2022.
Share-based payment expense incurred in connection with these transactions amounted to $495,000 in the year ended December 31, 2022 (2021: $443,000; 2020: $163,000).

23. Events after the reporting date
Subsequent events up to the date the consolidated financial statements were authorized for issue were as follows:
At the meetings of February 7, 2023 and March 23, 2023, the Board of Directors granted to employees 445,568 and 10,048 restricted share awards, respectively, representing 111,392 ADS and 2,512 ADS with vesting over four years.