Form 20-F
period 2023-12-31
SEQUANS COMMUNICATIONS
filed 2024-05-15
CIK 1383395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

Ordinary shares, nominal value €0.01 per share: 246,262,004 as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes   ☑  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and "emerging growth company" in Rule 12b-2 of the Exchange Act.:
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
 FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
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
Reference to “the Shares” are references to Sequans Communications’ Ordinary Shares, nominal value €0.01 per share, and references to “the ADSs” are to Sequans Communications’ American Depositary Shares (each representing four Ordinary Shares), which are evidenced by American Depositary Receipts (ADRs).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains projections and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, financing plans, including our ability to issue additional equity or debt to finance our continued operations, our ability to enter into new strategic agreements, the exploration of strategic options, expectations for Massive IoT sales, the impact of inventory in our customers' supply chain on customer demand, our ability to convert our pipeline to revenue, our ability to maintain the NYSE listing of our ADS, and our objectives for future operations, are forward looking statements. These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation:

•our ability to enter into a strategic transaction or secure financing necessary to continue to operate our business;
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
•the impact of the Ukraine-Russia conflict on our independent contractors located in Ukraine and the Israeli-Hamas conflict on our employees located in Israel;
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
Risk Factor Summary
Risks Related to Our Business and Industry
•We need to enter into a strategic transaction or raise significant equity or debt financing in the near term to continue to operate our business.
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
•Our business may be impacted by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties beyond our control, including the Russian-Ukraine and the Israeli-Hamas conflicts.

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
Risks Related to Our Internal Control Over Financial Reporting
•We are required to document and test our internal control procedures and to provide a report by management on internal control over financial reporting.
Risks Related to Ownership of Our Shares and ADSs
•We are not in compliance with the Continued Listing Criteria of the New York Stock Exchange (NYSE), and our failure to regain compliance may result in the delisting of our ADSs.
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

Risks Related to Our Business and Industry
We need to enter into a strategic transaction or raise significant equity or debt financing in the near term. If we fail to do so, we may be unable to continue to operate our business and may need to seek a court ordered restructuring.
We entered into a Memorandum of Understanding (“MoU”) in August 2023 to be acquired by Renesas Electronics Corporation (“Renesas”). We incurred a significant amount of debt to operate our business during the pending tender offer, and our business suffered due, in part, to uncertainty raised by the pending acquisition. Renesas terminated the MoU in February 2024 due to the receipt of an adverse Japanese tax ruling. The termination of the MoU has created significant liquidity concerns and raised substantial doubt about our ability to continue to operate absent a new strategic transaction or financing in the near term. We were not able to pay our outstanding notes due in April 2024 and will not be able to pay the outstanding notes due in May 2024, but have negotiated standstill agreements with our major lenders until April 26, 2024. The agreements may be further extended subject to certain milestones being met; the request for the extension of the agreements is in process as of this date, however there can be no assurance of the length of the extension, if any.
We are in discussions with several parties regarding potential strategic transactions, but we may not be able to enter into a definitive agreement in sufficient time. Even if we are able to enter into a definitive agreement, there is no certainty that a transaction will ultimately close or that we will be able to raise bridge financing and extend the standstill for our major lenders to continue to operate our business until the transaction closes. If we are not able to enter into a strategic transaction for the sale of the company or a major licensing transaction in the near term and raise substantial new equity or debt financing, we may not be able to continue to operate our business and may need to seek a court ordered restructuring. Any restructuring would likely have a significant impact on the value of our ordinary shares and ADSs.
We have a history of losses and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.
We were established in 2003 and began operations in 2004, and have incurred losses on an annual basis since inception. We experienced net losses of $9.0 million and $41.0 million in 2022 and 2023, respectively. At December 31, 2023, our accumulated deficit was $93.4 million. If we are able to address our immediate liquidity needs, we still expect to continue to incur significant expense related to the development of our 5G products and expansion of our business. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. If we do not, we may not be able to achieve or maintain profitability, and we may continue to incur significant losses in the future.
These facts and conditions raise substantial doubt about our ability to continue as a going concern, and our independent registered public accounting firm has included an explanatory paragraph regarding going concern qualification in its audit report. The failure to raise additional equity may have a material adverse effect on our business, results of operations and financial position, and may adversely affect our ability to continue as a going concern. If we do not become consistently profitable, our accumulated deficit will grow larger and our cash balances will decline further, and we will require further financings to continue operations. Any such financings may not be accessible on acceptable terms, if at all. If we are unable to to stabilize our losses and raise new financing, we could be required to significantly downsize or discontinue our business or seek a court ordered restructuring.
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
•accurate prediction of the growth of the Internet of Things markets and 5G networks;
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
During periods of economic or market slow-down, we must also effectively manage our expenses to preserve our ability to carry out such research and development. We are likely to incur product and market development costs earlier than some of the anticipated benefits, and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results. Since 2020, we have dedicated a large portion of our operating expenses to our development of 5G products, which we do not expect will result in significant product revenues before late 2025.
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
Our top ten customers accounted for 92%, 95% and 92% of our total revenue in 2021, 2022 and 2023 respectively; four customers each accounted for more than 10% of our total revenue in 2021 and 2022, and two customers each accounted for more than 10% of our total revenue in 2023. The following table summarizes customers representing a significant portion of total revenue:

Customer	% of total revenues for the year ended December 31,			% of our trade receivable at December 31,
	2021	2022	2023	2023
A	—%	33%	56%	40%
B	13%	11%	16%	—%
C	Less than 10%	24%	Less than 10%	—%
D	23%	14%	—%	—%
E	23%	Less than 10%	Less than 10%	—%
F	14%	Less than 10%	Less than 10%	11%
We expect that some of these customers, particularly those above 10% during 2023, could each continue to represent at least 10% of our revenue in 2024 given the long product design and life cycles in our markets and the nature of long-term service contracts. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.
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
Our business may be impacted by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties beyond our control, including the Russian-Ukraine and Israeli-Hamas conflicts.
War, terrorism, geopolitical uncertainties and other business interruptions could cause damage to, disrupt or cancel sales of our products and services on a global or regional basis, which could have a material adverse effect on our business or vendors with which we do business. Such events could also make it difficult or impossible for us to deliver products and services to our customers, or to advance our product development efforts. In addition, territorial invasions can lead to cybersecurity attacks on technology companies, such as ours, located far outside of the conflict zone. In the event of prolonged business interruptions due to geopolitical events, we could incur significant losses, require substantial recovery time and experience significant expenditures in order to resume our business operations.
We have certain key engineering competencies performed by a team of 42 engineers in Israel, and we outsource some application software development and testing activities to a Kyiv, Ukraine-based dedicated team of 50 software engineers from a global US-based independent third-party provider of engineering services. If the ongoing Russian-Ukraine or the Israeli-Hamas conflicts intensify, or if Ukraine experiences further political instability, the engineers in Ukraine or Israel may be unable to work for a sustained period of time, which could adversely impact our research and development operations. We have developed contingency plans if these engineers are unable to continue working on their projects for us for a sustained period of time, but if our contingency plans are not effective, or sanctions are imposed that prevent us from conducting business in Ukraine or Israel, we could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on our revenues.
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
Average selling prices of our semiconductor solutions have historically decreased over time, although such decreases have been reduced or eliminated during the inflationary period in 2022 and 2023, and we expect such declines to continue to occur in the future. Our gross profits and financial results will suffer if we are unable to offset reductions in our average selling prices by reducing our costs, developing new or enhanced semiconductor solutions on a timely basis with higher selling prices or gross profits, or increasing our sales volumes. Even if we are successful in reducing our costs or improving sales volumes, such improvements may not be sufficient to offset declines in average selling prices in the future. Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs and our costs may even increase, either of which would reduce our margins. In the past, we have reduced the prices of our semiconductor solutions in line with, and at times in advance of, competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to do so again in the future.
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
Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, in particular the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, as measured using the Company's 2023 weighted average exchange rate of one euro = $1.0816, we estimate the impact, in absolute terms, on operating expenses and on financial liabilities for the year ended December 31, 2023 would have been $4.2 million.
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
Any disruptions to our supply chain, significant increase in component costs, or shortages of critical components, could decrease our sales, earnings, and liquidity or otherwise adversely affect our business and result in increased costs. For example, in 2021 and 2022, we experienced significant supply constraints for PCB and other standard components, including crystals and flash, and our supply of silicon wafers from Taiwan Semiconductor Manufacturing Company Limited, or TSMC, were placed on allocation. The allocation of wafers have impacted our ability to fulfill customer orders in the past, and we may not get sufficient allocation to meet demand in the future. Such a disruption could occur as a result of any number of events, including, but not limited to: an extended closure of or any slowdown at our suppliers' plants or shipping delays due to efforts to limit the spread of COVID-19, market shortages due to the surge in demand from other purchasers for critical components, increases in prices, the imposition of regulations, quotas or embargoes or tariffs on components or our products themselves, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, third-party interference in the integrity of the products sourced through the supply chain, cyberattacks, the unavailability of raw materials, severe weather conditions, adverse effects of climate change, natural disasters, geopolitical developments, war or terrorism and disruptions in utilities and other services. In addition, the development, licensing, or acquisition of new products in the future may increase the complexity of supply chain management. Failure to effectively manage the supply of components and products would adversely affect our business.
In response to supply chain disruptions, we purchased our entire allocation of wafers from TSMC, our wafer supplier, in 2022 to ensure adequate supply over the year and to avoid expected further price increases on wafers. This action resulted in increased inventory at the end of 2022 and 2023. Apart from the increase in inventory, the mitigation actions have not resulted in any known trends or uncertainties or new material risks, but there is no assurance we will be able to procure sufficient wafers in the future.
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
The ability of TSMC to provide us with semiconductor wafers is limited at any given time by their available capacity, and we do not have a guaranteed level of manufacturing capacity. We do not have any agreement with TSMC and place our orders on a purchase order basis. As a result, if TSMC raises its prices due to inflationary pressures or is not able to satisfy our required capacity for any reason, including natural or other disasters or as a result of factory shutdowns, allocates capacity to larger customers or to different sectors of the semiconductor industry, experiences labor issues or shortages or delays in shipment of semiconductor equipment or materials used in the manufacture of our semiconductors, or if our business relationship with TSMC deteriorates, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, in a timely manner, or at all. If demand in 2024 increases, our ability to meet all our customer demand could be limited, with a corresponding negative impact on revenues.
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
The semiconductor business is characterized by ongoing competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our products, whether by adverse purchase price or manufacturing cost variances, inflationary pressures, or due to other factors, will reduce our gross margins and operating profit. For example, in 2021 and 2022 due to the global supply chain disruption stemming from the Covid-19 pandemic, certain of our suppliers increased prices significantly. In most cases, we were able to pass on a corresponding price increase to our customers, but this may not always be the case in the future. We do not have long-term supply agreements with our manufacturing, testing or assembly suppliers, although with large suppliers we typically negotiate pricing on an annual basis. With other suppliers we typically negotiate on a purchase order by purchase order basis. We may not be able to obtain price reductions, or anticipate or prevent future price increases from our suppliers. Because we have a sole supplier of wafers and limited sources of testing and assembly for both chipsets and modules, we may not be able to negotiate favorable pricing terms from our suppliers. These and other related factors could impair our ability to control our costs and could harm our operating results.
We outsource our assembly, testing, warehousing and shipping operations to third parties, and if these parties fail to produce and deliver our products in a timely manner and in accordance with our specifications, our reputation, customer relationships and operating results could suffer.
We rely on third parties for the assembly, testing, warehousing and shipping of our products. We currently rely on Siliconware Precision Industries Limited, or SPIL; ASE ChungLi, or ASCL; and other third-party assembly and test subcontractors for assembly and testing chipsets. We rely on Universal Scientific Industrial (Shanghai) Ltd., or USI, and Asiatelco Technologies Co., or Asiatelco, for manufacturing of our modules. We further rely on a single company for logistics and storage. We depend on these parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. We are unable to maintain the same level of oversight and control of these outsourced operations as we would if we were to conduct them internally.
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
We have in the past received, and as a public company operating in a highly competitive marketplace, we expect that in the future we will receive, communications and offers from various industry participants and others alleging that we have infringed or have misappropriated their patents, trade secrets or other intellectual property rights and/or inviting us to license their technology and intellectual property. For example, in August 2022, we were sued in three lawsuits by Bell Semiconductor, LLC, accusing us of infringing certain U.S. patents that we license from another party. The case was settled in 2023, and in this instance, all costs were covered under our indemnification rights from the licensor. However, that may not be the case in future instances. Any lawsuits resulting from such allegations of infringement or invitations to license, including suits challenging 4G or 5G standards, could subject us to significant liability for damages and/or challenge our activities. Any potential intellectual property litigation also could force us to do one or more of the following:
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

Risks Related to Our Internal Control Over Financial Reporting
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

Risks Related to Ownership of Our Shares and ADSs
We are not in compliance with the Continued Listing Criteria of the New York Stock Exchange (NYSE), and our failure to regain compliance may result in the delisting of our ADSs.
On April 9, 2024, the New York Stock Exchange (the “NYSE”) notified us that we are no longer in compliance with the minimum market capitalization and minimum share price requirements of the NYSE Listed Company Manual because (i) we had an average global market capitalization over a consecutive 30 trading-day period below $50,000,000 and, at the same time, stockholders’ equity less than $50,000,000, and (ii) because the average closing price of the Company’s ADSs was less than $1.00 over a consecutive 30 trading-day period.
We have until October 9,2024 to regain compliance with the minimum share price requirement. We can regain compliance during the six-month cure period if on the last trading day of any calendar month during the period or on the last trading day of the period, our ADSs have a closing share price of at least $1.00 per share and an average closing share price of at least $1.00 per share over the previous 30 consecutive day trading period. If we are unable to regain compliance, the NYSE will initiate procedures to suspend and delist the ADSs.
We have until July 8, 2024 to submit a business plan advising the NYSE of the definitive action(s) we have taken, or are taking, that would bring us into compliance with continued listing standards by October 9, 2025. The NYSE will review the plan and determine whether we have made a reasonable demonstration of an ability to conform to the relevant standards in the 18-month period. If the NYSE accepts the plan, our ADSs will continue to be listed and traded on the NYSE during the 18-month period, subject to our compliance with the other continued listing standards of the NYSE and continued periodic review by the NYSE of our progress with respect to our plan.
There can be no assurance that we can cure the deficiencies. If our ADSs are delisted and we are not able to list our ADSs on another national securities exchange, we expect our securities would be quoted on an over-the-counter market. If this were to occur, our stockholders could face significant material adverse consequences, including limited availability of market quotations for our ADSs and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future. There can be no assurance that an active trading market for our ADSs will develop or be sustained
Fluctuations in our operating results on a quarterly or annual basis and difficulty predicting our quarterly operating results could cause the market price of the ADSs to decline.
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
•the effects of a widespread outbreak of contagious disease;
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
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of the ADSs has fluctuated substantially and is likely to fluctuate in the future, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. While we do not believe we were a PFIC for 2023, there is no assurance that we will not be a PFIC in 2024 or later years. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, having interest charges apply to distributions by us and the proceeds of ADS sales and additional reporting requirements. We do not expect to provide to U.S. holders, the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Item 10.E—Taxation—Material United States Federal Income Tax Consequences.
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
As of May 7, 2024, there were outstanding stock options, warrants, and unvested restricted shares representing an aggregate of approximately 28.4 million of our ordinary shares (representing approximately 7.1 million ADSs), and more restricted shares, options and warrants will likely be granted in the future to our officers, directors and employees. We also have outstanding issuances of convertible notes issued in 2019 (the " 2019 Notes") and in April 2021 (the "2021 Notes"). The 2019 Notes may be converted into 2.2 million ADSs at a conversion price of $4.12 per ADS, subject to adjustment if the maturity is further extended. The 2021 Notes may be converted into 6.2 million ADSs at term at a conversion price of $7.66 per ADS, subject to adjustment if the maturity is further extended. In September 2018, August 2022 and August 2023, we issued warrants to purchase 0.5 million, 0.2 million and 0.3 million ADSs with exercise prices of $6.80 per ADS, $4.12 per ADS and $3.23 per ADS, respectively, to the holder of the 2019 Notes. In October 2018, we issued warrants to purchase 0.2 million ADSs with an exercise price of $5.36 per ADS to a venture debt lender. In February 2019, we issued warrants to purchase 2.3 million ADSs with an exercise price of €0.08 per ADS to a strategic investor. We may issue additional warrants or convertible notes in connection with acquisitions, borrowing arrangement or other strategic or financial transactions. The exercise of outstanding stock options, warrants, or convertible notes, and the vesting of restricted shares, will dilute the percentage ownership of our other shareholders. The exercise of these options, warrants and convertible notes and the vesting of restricted shares, with the subsequent sale of the underlying ordinary shares could cause a decline in the market price of the ADSs.
Risks Relating to Our Indebtedness
Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations and impair our ability to satisfy our obligations under the notes.

As of December 31, 2023, we had approximately $80.7 million of consolidated indebtedness, of which $52.3 million ($55.0 million due at maturity in April 2024) is currently in default but subject to standstill agreements. On April 9, 2024, we secured standstill agreements from our three main debt holders. The agreements granted an initial standstill period until April 26, 2024 that may be further extended subject to certain milestones being met; the request for the extension of the agreements is in process as of this date, however there can be no assurance of the length of the extension, if any. We may also incur additional indebtedness to meet future financing needs.

Our indebtedness has significant negative consequences for our security holders and our business, results of operations and financial condition by, among other things:
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
We are currently in default on $55.0 million of notes. Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness, and our cash needs may increase in the future.
We are currently in default under $55.0 million of our notes. We have obtained standstill agreements from our three major noteholders that restricts them from enforcing their rights until April 26, 2024. The agreements granted may be further extended subject to certain milestones being met; the request for the extension of the agreements is in process as of this date, however there can be no assurance of the length of the extension, if any. We may be unable to raise the funds necessary to repay our notes upon the expiration of the standstill or to repurchase our convertible notes for cash if we enter into a strategic transaction that results in a change of control. If we cannot obtain further standstills or extend the maturity of the notes in default, we may be forced to seek a court ordered restructuring or liquidation.

If not cured, the defaults under the notes could also lead to a default under agreements governing our other indebtedness and agreements, which may result in that other indebtedness becoming immediately payable in full or counterparties having the right to terminate our agreements.
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
From time to time, we are subject to tax audits that could result in tax assessments and potential penalties, particularly with respect to claimed research tax credits due to the judgment involved in determining which projects meet the tax code’s criteria for innovation and fundamental research. For example, in January 2022, we received notification from the French tax authorities that our tax declarations for the years ended December 31, 2019 and 2020 would be reviewed. In December 2022, we received notification of an adjustment related to employment taxes on employees in foreign offices totaling €80,000 ($82,000) for the year ended December 31, 2019. After we contested the finding, the adjustment was reduced to €38,000 ($39,000), which we recorded as an expense in 2022. In December 2023, the tax audit was finalized and did not result in any further tax expense. Our actual costs for any disputes in the future may be materially different from the provisions recorded if we are not successful in our appeal of any assessment, which could have a material adverse effect on our business.
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
We entered into a Memorandum of Understanding (“MoU”) in August 2023 to be acquired by Renesas Electronics Corporation. Renesas terminated the MoU in February 2024 due to the receipt of an adverse Japanese tax ruling.
As of the date of this annual report, there has been no indication of any public takeover offers by third parties in respect of our ADSs or ordinary shares or by the Company in respect of other companies’ shares.
Principal Capital Expenditures
Our capital expenditures including purchase of intangible assets and capitalized development costs for the years ended December 31, 2021, 2022 and 2023 amounted to $28.9 million, $22.7 million and $29.6 million, respectively. They primarily consisted of purchases related to 5G product development as well as capitalized development costs. We anticipate our capital expenditures in the year ended December 31, 2024 to be primarily for ongoing 5G product development. We anticipate our capital expenditure in 2024 to be financed from our cash on hand plus financing from strategic alliances, R&D project financing, issuance of debt and/or equity. Should we decide to broaden our product range by acquiring or developing complementary technologies, we would need additional capital expenditures in order to support development of multi-mode or multi-feature products.

B.	Business Overview
We are a fabless designer, developer and supplier of cellular semiconductor solutions for the massive and broadband Internet of Things (IoT) markets. We offer a comprehensive set of 5G/4G chips and modules fully optimized for non-smartphone devices. Massive IoT refers to applications with lower data transmission needs but where the technology must be extremely optimized in power consumption and cost to enable massive deployment. It covers applications such as smart mobility and logistics, smart utility meters, smart cities, e-health and wellness, and smart homes to name few. On the other side, for broadband IoT applications, the technology is optimized to provide to homes, enterprises and industrial sites the highest possible throughput and the lowest latency. While this requirement is similar to what we can see in a smartphone, our solutions focus on providing better trade-off in cost and performance optimized for broadband IoT devices such as enterprise routers and home gateways. Our product portfolio is composed of chips, or integrated circuits (IC) of baseband processors and radio frequency (RF) transceivers, as well as machine-to-machine (M2M) modules that incorporate these chips along with radio front end subsystem, and rich software that includes advanced modem and signal processing code as well as protocol stack and higher-layer applications. Our goal is to deliver an advanced set of features with technology optimized to address the IoT requirements: power, cost and size for massive IoT, and throughput, cost and latency for broadband and critical IoT. And for both, to deliver high reliability with advanced security algorithms at a competitive price.
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
With our solutions we address the rapidly-growing 5G/4G massive IoT market with the NB-IoT and LTE-M technologies, which continue to be rolled out around the world. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch, Monarch 2 dual mode LTE-M/NB IoT, and Calliope and Calliope 2 Cat 1 and Cat 1 bis chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability.
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
Our 4G LTE solutions have been incorporated into devices sold by many leading OEMs and ODMs, including in the Verizon Wireless Ellipsis Jetpack MHS900L portable router, the Telit Cinterion IoT (formerly Thales Gemalto) ELS31 LTE Cat 1 and EMS31 Cat M industrial M2M modules, the Renesas LTE Cat M RYZ024A and RYZ014A modules, the AT&T WNC Cat M IMS2 module and in a variety of devices and modules produced by Abeeway, AsiaTEL, Casa Systems, Connected Holdings, Daatrics, FlorLink, Foxconn, Gemtek, Geotab, Invoxia, Itron, Lockheed Martin, Multitech, Next Meters, Pebblebee, Polymer Logistics, Positioning Universal Inc, Quidel, Samea, Sercomm, SG Wireless, Tozed, Trackimo, Ubiik, Wistron NeWeb, Withings, and others.
Industry Background
Evolution of Wireless Networks
The use of wireless communications devices has increased dramatically in the past decade, and mobile phones and wireless data services have become an integral part of day-to-day communication. This has created demand for 4G and 5G broadband technology that can serve mobile devices such as smartphone but also that can serve all other non-handset devices such as routers and gateways that we refer to as broadband IoT devices. On top of this, the price point, size and low power consumption of the more recent 4G LTE variants, Cat 1, Cat 1bis, LTE-M and NB-IoT, are expected to facilitate a proliferation of massive IoT devices, such as those using our solutions for cellular connectivity, and further driving wireless data traffic and volumes of cellular devices.
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

In 2016, the first operators began deploying network equipment using the variants of LTE optimized for massive IoT (LTE-M and NB-IoT). Operating in licensed spectrum, low power wide area networks can provide low cost, yet secure, connectivity to battery-powered devices in both rural and urban locations. Following successful pilots involving a wide variety of use cases, LTE-M and NB-IoTconnectivity has now been deployed across North America, Japan, most of the rest of the Asia-Pacific region and in many European countries. According to Global Mobile Supplier Association, 128 Cat NB-IoT and 60 LTE-M commercial network launches were already made around the world by September 2023.
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
With respect to 5G, according to a report from the Global Mobile Supplier Association issued in January 2024, 302 operators in 113 countries/territories have launched commercial 5G services and 582 operators in 173 countries/territories have been investing in 5G, including trials, acquisition of licenses, planning, network deployment and launches.
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

IoT Network Evolution
While increasing demand for mobile and fixed broadband connectivity is driving 4G and 5G technologies along a performance vector, the IoT market is pushing wireless technology along a different vector. Many machine-to-machine (M2M) and other low-power IoT applications are moving to LTE connectivity for its expected longevity, and because the technology is being optimized for reduced power consumption, improved coverage and lower cost. Many M2M connections are of the “set it and forget it” variety, and are expected to remain operational for ten or more years, sometimes powered by a battery. The overall surge in the number of mobile and M2M connections and the traffic they produce, coupled with the relative scarcity of available wireless spectrum, has prompted a number of operators, including AT&T in the United States and others in South Korea and Japan, to shut down their aging 2G networks so they can re-farm the spectrum for use with 4G LTE technology. This trend is also expanding in European countries and in Australia, with leading operators such as Vodafone and EE announcing their roadmaps to shut down 2G and 3G. As a result, many traditional M2M devices have evolved and replaced 2G by 4G LTE technology, using either Cat 4 (150 Mbps), or more generally Cat 1 (10 Mbps) category and/or LTE-M and NB-IoT (see illustration below).
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
4G and 5G Wireless Networks
4G architecture represented a fundamental technological change from 3G and 2G in the design of wireless communication networks. 4G is now evolving in the framework of 5G.
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
4G LTE has become the dominant technology for 4G wireless broadband access. The GSA counted 824 commercial LTE networks (up from 817 one year earlier) around the world as of January 2024.
The rapid pace of deployment of LTE networks worldwide implies that in some regions, operators already have or are preparing to achieve LTE coverage at parity or better compared to their 2G or 3G coverage footprint. As of October 2023, ABI Research projected that the single-mode LTE IoT (Cat 1, LTE-M/NB-IoT) device market will grow at a CAGR of 18% between 2023 and 2028 to reach annual IoT device shipments of 593 million units in 2028.
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
Starting in Release 17 with its Reduced Capability (RedCap) category of devices, 5G NR is also trying to address, through NR, the “lower” data rates below 300Mbps, providing an NR solution to replace the legacy LTE Cat 6 and Cat 4. This approach is being pursued as part of 3GPP Release 18 with an evolution of RedCap (eRedCap) that provides capability for an optimized solution addressing the capabilities of an LTE Cat 1 solution today.
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
•Semiconductor Supply Constraints. Periodically, worldwide component shortages have created significant obstacles to on-time production and have resulted in cost increases and/or increases in lead times for components. As an example, supply of silicon wafers from our single-source supplier was put on allocation in 2021 and in 2022. The situation required us in some cases to qualify new sources of supply. In other cases, we, as well as some of our customers, purchased more inventory than required in the short-term, in order to ensure adequate supply over the following quarters. In 2022, as supply constraints lessened, many companies in the supply chain found themselves with excess inventory, resulting in lower purchasing as inventories were worked down.

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
•in December 2021, introduced Cat 1bis modules based on second-generation Cat 1 chip, Calliope 2;
•in August 2022, executed a multi-year, strategic 5G licensing agreement in excess of $50 million;
•introduced in November 2022, jointly with Skyworks Solutions, Inc., a SiP (system-in-package) solution combining Sequans’ Monarch 2 modem with Skyworks’ radio front-end solution, creating the world’s smallest LTE-M/NB-IoT connectivity platform in a single package;
•in April 2023, introduced in collaboration with Anterix, the Cassiopeia CA410 LTE Cat 4 multi-band module for public and private networks in North America; and
•in May 2023, introduced the Taurus 5G NR, the world's first chipset specifically optimized fro 5G Broadband IoT devices..
•Understanding of wireless system-level architecture and expertise in signal processing. We have an end-to-end understanding of wireless system-level architectures and networks based on our team’s experience in a broad range of wireless technologies. This enables us to serve as a trusted advisor to wireless carriers, OEMs and infrastructure vendors to optimize the performance of their 4G and 5G devices and networks. For example, our solutions offer improved standby-mode battery life in wireless devices as a result of our in-depth understanding of the interactions between the device and the network and of our implementation of advanced power-saving techniques in our solutions. We have implemented a proprietary technique called Dynamic Power Management in our Monarch chip that assures the longest possible battery life for IoT devices by dynamically adapting the chip’s deep-sleep implementation to the traffic patterns of various IoT use cases. We have also implemented another proprietary technique called eco-Paging that allows very low power consumption while maintaining a good level of reachability for the IoT device. We also leveraged our signal processing know-how to embed new functionalities such as GNSS. Security, which is at the heart of the IoT devices, has also been strengthened in our Monarch 2, embedding a Common Criteria EAL5+ secure enclave. We also invest into enabling our customers to benefit from an integrated development environment on our Monarch 2 platform.
•High performance solutions for 4G and 5G applications. Our solutions offer high performance for use in a wide array of wireless devices. The key performance characteristics of our solutions include:
◦high throughput with peak downlink data transfer rates of 150 Mbps and 300 Mbps in our 4G LTE and LTE-Advanced solutions, which is now evolving to up to 2 Gbps in our 5G Taurus chipset product portfolio with support of 5G NR with fallback to high-category 4G LTE;
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
◦development and integration of specific high doppler tolerant algorithms to allow for in-plane connectivity, and efficient LTE-to-satellite communication schemes for breakthrough in mobility and connectivity for satellite services;

◦development of Cat 1bis technology to address the cost and power consumption barriers that we believe have inhibited widespread use of 4G in wearables and consumer applications, as well as traditional IoT voice-oriented applications such as alarm systems;
◦support of outdoor location services with embedded GNSS functionality, allowing an efficient cost structure of our customers, while enabling very low power applications requiring positioning; and
◦support of an embedded applications environment.
•Highly optimized 4G and 5G solutions. We have successfully produced and ramped into commercial production multiple generations of 4G system-on-chip, or SoC, semiconductor solutions. We delivered the first cellular technology (Cat 1 and LTE-M) for massive IoT, and we began delivering the second generation dual mode LTE-M/NB-IoT for this segment in 2021. We expect to ramp up in 2024 our Cat 1bis platform, the second generation Cat 1 solution. This experience has resulted in what we believe to be one of the industry’s most efficient implementations, providing high performance at low cost and low power consumption. Some of our solutions have integrated the baseband processor and the RF transceiver into a single die, resulting in extremely high integration, small footprint and low cost. We developed and launched our second-generation Cat M chipset, the Monarch 2 that provides major improvement in power and cost with new advanced features. Furthermore, our comprehensive software solutions help our customers get to market quickly with an optimized, mature and field proven solution. Our highly optimized solutions offer key advantages for both ourselves and our end customers:
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
•Long-term relationships with wireless carriers. We have developed close relationships with wireless carriers around the world, helping them to test their new networks and specific features of those networks. We believe these relationships are critical to being able to certify our products quickly and to help our customers to certify and deploy their products efficiently.
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
1)Massive IoT devices: massive IoT refers to the universe of connected objects that together result in very large number of connections, small data volumes, low-cost devices and stringent requirements on energy consumption. While a large number of IoT connections are expected to use WiFi, Bluetooth or some other local-area or personal-area networking technology, there are many applications for wide-area connectivity which can be addressed by cellular networks. Applications for cellular connectivity include smart utility meters, security, asset tracking, mobile/remote healthcare, industrial automation and monitoring, retail, smart cities, consumer wearables, agriculture and environmental monitoring, and more. This trend toward the use of 4G LTE in the massive IoT market began with the arrival of cost- and power-optimized Category 1 LTE solutions in 2015, and is accelerating with the arrival of machine type communications (MTC)-optimized 3GPP Release 13/14/15 LTE solutions, which define Cat M and Cat NB user equipment categories. In 2021, we also observed a slower than expected adoption of NB-IoT in several regions, notably in Japan (which appears to be abandoning NB-IoT networks), in Europe (developing LTE-M on top of NB-IoT), and even in China (where some applications are progressively turning to higher data rate Cat 1bis vs. lower data rate NB-IoT). On the other hand, LTE-M has been steadily growing, and new generation Cat 1 and Cat 1bis have been on the rise. Our massive IoT product family is composed of our world-first Calliope Cat 1 LTE chipset platform, announced in January 2015, certified and shipping in commercial products. Monarch, the world’s first Cat M/NB chip, was announced in February 2016, certified in 2017 and is shipping in devices for Verizon, AT&T, as well as carriers in Japan, Europe, Australia, and Canada. Monarch 2, the 5G-ready Cat M/NB evolution of our Monarch flagship platform, is now contributing to our massive IoT offering with additional benefits in terms of cost, power saving, and integrated features such as an application development environment, GNSS, and iUICC. The introduction of Calliope 2, our Cat1bis chip, should enable us to gain market share in wearable and consumer application as well to support existing IoT applications, such as smart home and smart metering, that require higher bandwidth than Cat M.
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

•Accelerating our, and our customers’, time to market and reducing our customers’ development costs. By packaging our LTE semiconductor solutions in a complete, turnkey module form factor and certifying them with key wireless carriers, we have been catalyzing the market for cellular devices, speed time to market for customers wishing to incorporate connectivity in their devices and reduce the cost and complexity for our customers. In 2021, we announced our new generation Calliope 2 and related modules for Cat 1 devices, which is expected to move into mass production in 2024. Moving forward, we are improving our customer time-to-market by integrating features that allow customers to forego using additional external components such as a SIM Card (with our iUICC feature), a microcontroller (with our on-platform development environment), and a GNSS component (with our GNSS functionality on our modules). Furthermore, we facilitate cellular technology adoption with all documentation easily available on our customer portal, and further service enablers for our partners (for device management or connectivity services).

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

Platform Name Chipset ID Family	Description
		Broadband IoT	Massive IoT	Key Features
Monarch SQN3330	LTE Release 13/14 SoC	*	LTE UE Category M1 and NB1 supported; Baseband, RF transceiver, memory and power management integrated in a single package; power optimized for IoT applications requiring lower throughput.
Modules based on this chipset: GM01Q

Monarch 2 SQN3430	LTE Release 14/15 dual-mode LTE-M/NB-IoT SoC		*
Highly integrated chip with extremely low power consumption, supporting power class 3 (23 dBm) and lower (20, 14 dBm), with an integrated MCU with Sensor-Hub Mode Secure element & iUICC, EAL5+ security government grade.
 Modules based on this chipset: GM02S, GM02SP

MonarchSiP SQN66430 SKY66430	LTE Release 13/14 SiP		*	Ultra-compact complete LTE System in Package; integrated baseband, RF, pSRAM, power management, front-end and passives. Designed in collaboration with Skyworks.
Monarch 2 SiP SQN66431 SKY66431	LTE Release 14/15 dual-mode LTE M/NB-IoT SiP		*
Second generation of Ultra-compact complete LTE System in Package; integrated baseband, RF, pSRAM, power management, front-end and passives; eco-Paging™ for optimized eDRX; power class options 20 and 23dBm; integrated MCU, Secure element & iUICC, EAL5+ security grade, GNSS support.
Designed in collaboration with Skyworks

Calliope SQN3223	LTE Release 9/10 BB		*
10Mbps CAT 1 peak throughput, USB and HS UART interfaces, integrated processor, cost- and power-optimized for IoT and M2M applications requiring lower throughput.
Modules based on this chipset: US130Q, VZ120Q

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
Module family based on this chipset: GC02S1

Cassiopeia SQN3220/ SQN3220sc	LTE-Advanced Release 10 BB	*		LTE Cat 4 / Cat 6 with carrier aggregation up to 20 + 20 MHz Modules based on this chipset: CB410 / CB610
Cassiopeia SQN3240/SQN3242/SQN3244	LTE RF	*		Supports FDD and TDD 700 MHz - 2.7 GHz, up to 20 MHz bandwidth Modules based on this chipset: CB410L/CB610L
Taurus SQN5006	5G NR Release 17 SA and NSA Baseband SoC	*	2 Gbps 5G NR broadband speed
Frequency range: 600-7126 MHz (FR1)
SA, NSA and CA for global deployment, LTE fallback
Dual-core Application Processor for smart edge application High speed interface (including ethernet)

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
We face competition from established semiconductor companies such as Huawei HiSilicon, Mediatek, Qualcomm Incorporated, Samsung Electronics Co. Ltd., Sony Corporation, ASR Micro and Unisoc, as well as smaller actors in the market such as GCT Semiconductor and Nordic Semiconductor.
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
Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of December 31, 2023, we had a direct sales force serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, and Japan; Europe; the Middle East and North America. In the United States, Brazil and Israel, we have supplemented our direct sales team with sales representatives who help with sales enablement, lead generation, customer communications and customer support functions. We have continued to reinforce our go-to-market capabilities by expanding our new distributor channels implementation, including the four worldwide agreements with Avnet, Digi-Key, Mouser Electronics and Richardson RFPD. These agreements encompass lead generation and support as well as fulfillment. To further the reach of our sales channels, we are collaborating with microcontroller vendors like Renesas, Microchip and NXP, to develop IoT design kits that provide us the scale of these large corporations and also help their existing end customers easily integrate our products while keeping their software legacy intact. They are useful to address the massive IoT market as the numbers of applications and potential customers are very large.
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
Our marketing strategy is focused on enabling broad adoption of 4G and 5G solutions and communicating our technology advantages to the marketplace. This includes building awareness of and preference for our technology at wireless carriers who generate demand for 4G- and/or 5G-enabled devices. By working to understand carrier services strategies, device roadmaps and technical requirements, we believe we are better positioned to drive our roadmap to meet these needs, to influence their choice of technology suppliers, and to identify manufacturers in the wireless industry who are best prepared to serve the needs of the wireless carrier. Our technical and business relationships with AT&T, ChungHwa Telecom CHT, Deutsche Telekom, KDDI, NTT DoCoMo, Orange, Softbank, Spark Networks, T-Mobile, Telefonica, Telenor, Telstra, Verizon Wireless, Vodafone and other operators have allowed us to anticipate requirements and develop solutions tailored for their respective networks, which helped us secure several design wins and launch multiple products. Our Monarch and Monarch 2 chipsets and module offerings have been certified by AT&T, T-Mobile, Verizon, Sprint, NTT DoCoMo, Softbank, KDDI, Telstra, LG U+, Deutsche Telekom, Telus, Orange, Vodafone, CHT, Firstnet, Spark Networks — as well as certified with most global and regional industry and regulatory bodies (GCF, PTCRB, FCC, IC/ISED, ACMA, UKCA, RED, NCC, JATE, TELEC). In addition to these carrier relationships, Sequans has expanded its customer designs in 2022 and 2023 with names such as FlorLink, Geotab, Infrafon, Invoxia, Itron, Next Meters, Ubiik, WiThings. We also announced, and subsequently expanded to include the entire Sequans product line, our partnership with Renesas, in addition to partnerships on massive IoT solutions with NXP and Microchip for integrating our solutions with these microprocessors giving us access to their IoT customers.
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
As of December 31, 2023, we had 45 employees and five outside contractors in our business development, sales, customer support and marketing teams.
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
Our top ten customers accounted for 92%, 95% and 92% of our total revenue in 2021, 2022 and 2023, respectively. Our strategic partner based in China accounted for 33% of our revenue in 2022 and 56% in 2023. A distributor serving multiple end customers in China and Taiwan, accounted for 23% in 2021 and less than 10% of our revenue in 2022 and 2023. Our oldest strategic partner, a Fortune Global 500 company, represented 23%, 14% and less than 10% of our revenue in 2021, 2022 and 2023, respectively. Another strategic partner accounted for 13%, 11% and 16% of our revenue in 2021, 2022 and 2023, respectively. The following is a list of our top ten customers (names given when we have permission), in alphabetical order, based on total revenue during 2023:

• Anterix • Asiatelco • Geotab • Next Century Meters • Renesas Electronics	• RFPD • Telit Cinterion Deutschland GmbH • Verizon Wireless • WiThings • Strategic partner (China)
Manufacturing
We operate a fabless business model and use third-party foundries and assembly and test contractors to manufacture, assemble and test our semiconductor solutions.
Our sole foundry vendor is TSMC, and we use their commercially available mature standard 65nm and 40nm, standard RF, mixed-signal and digital CMOS foundry processes to enable us to produce our products more cost-effectively. We use well-known outsourced semiconductor assembly and test (OSAT) suppliers such as Advanced Semiconductor Engineering ChungLi (ASECL), STATS ChipPAC Limited and Silicon Precision Industries Limited (SPIL) for most of our chipset assembly and testing. We use Asiatel Technologies Co., Foxconn (Hon Hai Precision Industry Co., Ltd.) and BYD Electronic International Co Ltd. for manufacturing of our modules.
We generally manufacture to our internal sales forecasts and fill orders as received. We do not have manufacturing agreements with our foundry or with our testing and packaging or module vendors, other than agreements with Asiatel, Foxconn and BYD, and we place our orders with our foundry and other vendors on a purchase order basis. See “Risk Factors—Risks Related to Our Business and Industry”.
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

Intellectual Property
We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At December 31, 2023, we had 53 issued and allowed United States patents, 18 European patents, and 8 pending United States patents. The first of our issued and allowed patents is not expected to expire until 2025.
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
We have a 7,843 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2025. We have a 4,884 square-foot facility in Ramat Gan, Israel, which houses a research and development center, under a lease that expires in December 2024, with the option to renew. We have a 1,600 square foot office in Singapore under a lease expiring in February 2025. We have a 2,318 square-foot facility in Burnsville, Minnesota for engineering personnel under a lease that expires in January 2025. We have a 645 square-foot facility in Salo, Finland under a lease that expires in November 2024. We rent additional office space in Taipei, Taiwan; Shanghai and Shenzhen, China; Seoul, South Korea and in Bedminster, New Jersey under short-term lease agreements, and in Sophia-Antipolis, France under long-term lease agreements.
We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

C.	Organizational Structure
The Company is the ultimate parent of the group comprised of the Sequans Communications S.A. and its subsidiaries at December 31, 2023:

Name	Country of incorporation	Year of incorporation	% equity interest
Sequans Communications Ltd.	United Kingdom	2005	100
Sequans Communications Inc.	United States	2008	100
Sequans Communications Ltd. Pte.	Singapore	2008	100
Sequans Communications Israel (2009) Ltd.	Israel	2009	100
Sequans Communications Finland Oy	Finland	2020	100
Sequans Communications SAS (inactive)	France	2023	100

D.	Property, Plants and Equipment
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
We shipped 1.5 million semiconductor units during 2023, compared to 3.4 million units during 2022,and 3.8 million units during 2021. Our total revenue was $33.6 million in 2023, $60.6 million in 2022 and $50.9 million in 2021.
We currently have more than 70 end customers worldwide, consisting primarily of OEMs and ODMs for modules, telematics devices, tracking devices, security devices, CPE, home routers, mobile routers, embedded devices and other data devices. We derive a significant portion of our revenue from a small number of end customers, and we anticipate that we will continue to do so for the foreseeable future. We do not have long-term purchase agreements with any of our end customers, and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers. Customers representing more than 10% of total revenue in any of the years 2021, 2022 or 2023 and their locations are as follows:

Customer	Customer Location	% of total revenue for the year ended December 31,
		2021	2022	2023
A	China	—%	33%	56%
B	Japan	13%	11%	16%
C	Germany	Less than 10%	24%	Less than 10%
D	America	23%	14%	—%
E	Taiwan	23%	Less than 10%	Less than 10%
F	China	14%	Less than 10%	Less than 10%
Our Consolidated Financial Statements for 2021, 2022 and 2023, have been prepared in accordance with IFRS as issued by the IASB.

Recent Developments
On August 4, 2023, we entered into a Memorandum of Understanding (the “MoU”) with Renesas Electronics Corporation, a Japanese corporation (“Renesas”). The MoU provided, among other things, that Renesas and the Company engage in a series of transactions pursuant to which, among other transactions, Renesas would seek to acquire (through an affiliate) all of the issued and outstanding ordinary shares for $0.7575 per ordinary share and $3.03 per ADS.
On September 26, 2023, we entered into a Securities Purchase Agreement with 272 Capital Master Fund, LTD, a fund affiliated with Wes Cummins, a director of the Company, to issue an aggregate of 2,120,141 American Depositary Shares at a price of $2.83 per ADS for a total capital increase of $5,999,999. The private placement closed on September 29, 2023, and we used proceeds of the private placement to partially fund operations.

On November 8, 2023, we entered into a Security Purchase Agreement (the “Purchase Agreement”) with Renesas Electronics America Inc., (“Renesas America”) a wholly owned subsidiary of Renesas, providing for the issuance of an unsecured subordinated note in an aggregate principal amount of $6 million. The transaction closed on November 8, 2023. On December 27, 2023, we entered into a second Security Purchase Agreement with Renesas America providing for the issuance of an additional unsecured subordinated note in an aggregate principal amount of $3 million. The transaction closed on December 27, 2023. On February 12, 2024, we entered into a third Security Purchase Agreement with Renesas America providing for the issuance of an additional unsecured subordinated note in an aggregate principal amount of $9 million. The transaction closed on February 12, 2024.

On February 22, 2024, Renesas notified us that Renesas was terminating the MoU due its receipt of an adverse Japanese tax ruling on February 15, 2024 from the National Tax Agency of Japan. We incurred a significant amount of debt to operate our business during the pending tender offer, and our business suffered due, in part, to uncertainty raised by the pending acquisition. The termination of the MoU has created significant liquidity concerns and raised substantial doubt about our ability to continue to operate absent a new strategic transaction or financing in the near term. We were not able to pay our outstanding convertible notes due in April 2024. On April 9, 2024, we secured standstill agreements from our three main debt holders. The agreements granted an initial standstill period until April 26, 2024 that may be further extended subject to certain milestones being met; the request for the extension of the agreements is in process as of this date, however there can be no assurance of the length of the extension, if any. The goal is to provide sufficient time for the Company to effectively negotiate and finalize a new strategic transaction, thereby securing a long-term solution that aligns with the interests of all stakeholders.
On April 22, 2024, we issued an Unsecured Promissory Note with a principal amount of $5,000,000 to 272 Capital Master Fund, Ltd. The transaction closed on April 24, 2024. The Note bears paid-in kind interest at a rate of 12.0% per annum, compounded annually, with a guaranteed return of 40.0%. The Note matures on the earlier of April 22, 2025, or one day prior to the earliest maturity date of the Company’s existing convertible debt held by Lynrock Lake and Nokomis and subordinated notes held by Renesas. The Note contains customary covenants and is subject to customary events of default.
We are in discussions with several parties regarding potential strategic transactions, but we may not be able to enter into a definitive agreement in sufficient time. Even if we are able to enter into a definitive agreement, there is no certainty that a transaction will ultimately close or that we will be able to raise bridge financing and extend the standstill for our major lenders to continue to operate our business until the transaction closes.
If we are not able to enter into a strategic transaction for the sale of the company or a major licensing transaction in the near term and raise substantial new equity or debt financing, we may not be able to continue to operate our business and may need to seek a court ordered restructuring.

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
Our product revenue is also affected by changes in the unit volume and average selling prices, or ASPs, of our semiconductor solutions. The ASP of the module is much higher than the ASP of our semiconductor solutions as many other components are added in order to provide a complete 4G- LTE solution. Our products are typically characterized by a life cycle that begins with higher ASPs and lower volumes as our new products use more advanced designs or technology and are usually incorporated into new devices that consumers adopt over a period of time. This is followed by broader market adoption with higher volumes and ASPs that are lower than initial levels, due to the maturity of the technology, greater availability of competing products or less demand as our end customers’ products reach the end of their life cycle.
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
License and services revenue decreased in 2023 due to a peak in licensing revenue recognized in 2022 following execution of a large 5G license with a Chinese strategic partner. This contract resulted in an increase in license and service revenue compared to 2021.
We expect license and services revenue to continue to be a significant part of the total revenue mix in the short term as we complete delivery on existing contracts and as we enter into similar smaller new agreements.
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
We expect research and development expense (net of the effects of research tax credits, increased government grants and increased capitalization) to increase slightly in 2024 as we continue our 5G development effort.
Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. In 2021, we started capitalizing costs for the 5G product and continued capitalizing certification costs and costs for the LTE Category NB (Monarch 2/ N) and for the LTE Category 1 (Calliope 2) for a total amount of $18.3 million (net of research tax credit for $1.6 million); in 2022, we continued capitalizing costs for the 5G product, certification costs and costs for the LTE Category 1 (Calliope 2) for a total amount of $13.8 million (net of research tax credit for $1.9 million), and in 2023 we continued capitalizing costs for the 5G product, certification costs and costs for the LTE Category 1 (Calliope 2) for a total amount of $22.3 million (net of research tax credit for $2.1 million). We expect that we will continue to capitalize 5G development costs going forward if the relevant accounting criteria continue to be met.
Research and Development Incentives
In France and the United Kingdom, we receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to remain fairly stable in the short term. For 2023, we recorded a net amount of approximately $5.4 million in tax incentives compared with $4.6 million in 2022, and $6.3 million in 2021.
In France, we also receive incentives in the form of grants from agencies of the French government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received, and all relevant conditions will be complied with. For 2023, we recorded approximately $1.8 million in grants compared with approximately $4.9 million in 2022 and $3.6 million in 2021

In 2019, we received the final $2.1 million payment of grants and debt financing related to a large research project funded by the French government, called FELIN. The total value of the project funding for the Company was €7.0 million ($9.0 million). Of the €7.0 million, €3.0 million was in the form of a grant and €4.0 million was in the form of interest-bearing debt to be repaid beginning in 2019 and through 2024. The Company made principal and interest payments on the FELIN debt of €675,000 ($804,000) in 2021, €540,000 ($571,000) in 2022 and €870,000 ($939,000) in 2023.
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
In 2021, a new financing called CRIIoT to finance 5G developments was received with a total value of €5,615,000 ($6,793,000 using exchange rate at the grant date) in the form of a grant. The funding is paid in three installments: €1,404,000 ($1,670,000 using exchange rate at the funding date) after the signature of the contract, received in April 2021; €2,808,000 ($2,966,000 using exchange rate at the funding date) received in July 2022 based on achievement of milestones and the remaining amount of €1,403,000 ($1,550,000 using exchange rate as of December 31, 2023) after final claims have been approved, which is expected to occur in 2024.
In March 2024, we were awarded a new financing called eRedCap to support our low-power 5G developments with a total value of €10,888,000 ($11,771,000 using the exchange rate at the grant date), of which €7,451,000 is in the form of a grant and €3,437,000 in the form of interest-bearing debt that is to be repaid beginning in 2028 and through 2031.
With the benefit of the large eRedCap grant to begin being recognized in the second quarter of 2024, we expect that the amounts we recognize from such grants overall should increase in 2024.
Sales and Marketing
Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our business development, sales, customer support and marketing personnel, commissions paid to independent sales agents, marketing fees paid to industrial partners, the costs of advertising and participation in trade shows. We expect the size of our business development, sales and marketing organization, and sales and marketing expense, to remain fairly stable in 2024 after having increased during 2023.
General and Administrative
General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; bad debt expense, investor relations costs; insurance; and depreciation. Information technology and facilities expenses are accounted for as overhead and allocated across all departments of the Company based on a pro rata basis. Legal expenses were unusually high in 2023 due to the tender offer from Renesas, which was terminated in February 2024. Absent any similar transaction in 2024, we expect general and administrative expense to decrease in 2024.
Interest Income (Expense), Net
Interest income consists of interest earned on cash and cash equivalent balances. We have historically invested our cash primarily in commercial bank accounts, short term deposits and money market funds.
Interest expense relates to our convertible debt issued in 2019 and 2021; lease contracts; an upfront payment received in October 2019; a French government debt financing received in May 2020; our government debt put in place in 2015; our accounts receivable financing facility put in place in 2014 and tax credit receivable financing put in place in 2021, 2022 and 2023; research project loans received from 2014 to 2019; and unsecured loans received from Renesas in November and December 2023.
Convertible Debt Amendments
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
In August 2023, the Company exercised its option to extend the term of the convertible notes issued in August 2019 to April 2024 in exchange for an increase of the interest rate from 9.5% per annum to 13.5% per annum effective August 15, 2023 and the issuance of 1,244,820 warrants (311,205 ADSs) at an exercise price of $0.8082 per warrant ($3.23 per ADS). The conversion price of the debt was decreased from $1.03 per share ($4.12 per ADS) to $0.8082 per share ($3.23 per ADS). The exercise of the option resulted in the extinguishment of the existing note and issuance of a new note for accounting purposes. The change in the liability component before and after the amendment was recorded as financial gain for an amount of $247,000.
With the extension of the maturity of the 2021 Note from Lynrock Lake due to the standstill agreement put in place, the PIK rate of interest increased from 6% to 8% beginning April 10, 2024.
Change in Fair Value of Convertible Debt Embedded Derivative
In January and February 2021, Nokomis converted portions of the convertible note issued in 2015 with a total principal value of $7,750,000 plus accrued interest and conversion bonus of $4,536,438, into a total of 7,227,308 ordinary shares. The recalculated fair value of the embedded derivatives related to the note at the conversion dates was $6,534,000, and the change of the fair value amounted to a loss of $3,269,000.
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
The fair value of the liability component on the issuance date of the Lynrock Lake convertible debt represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. On April 9, 2021, the initial fair value of the embedded derivative of the Lynrcok Lake notes was calculated to be $12,713,000. The change in fair value is remeasured and recorded as financial income or loss at each statement of financial position date. At December 31, 2023, the recalculated fair value of the convertible debt instruments was nil ($1,956,000 and $7,003,000 at December 31, 2022 and 2021, respectively), and the gain in change of the fair value of $1,956,000 for the year ended December 31, 2023 (gains of $5,047,000 and $5,710,000 for the years ended December 31, 2022 and 2021) was recorded in the Consolidated Statement of Operations.
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
On August 16, 2022, the accounting for the exercise of the option to extend the term of the convertible note issued in August 2019 resulted in an embedded derivative. The initial fair value of the embedded derivative of the note was calculated to be $1,920,000, including the fair value of the warrants to be granted at the extension date for an amount of $195,000. After the issuance of the warrants (recorded in Other Capital reserves in shareholders' equity), the fair value of the embedded derivative of the note was $1,725,000.

On August 16, 2023, the accounting for the exercise of the option to extend the term of the convertible note issued in August 2019 resulted in an embedded derivative. The initial fair value of the embedded derivative of the note was calculated to be $215,000, including the fair value of the warrants to be granted at the extension date for an amount of $82,000. After the issuance of the warrants (recorded in Other Capital reserves in shareholders' equity), the fair value of the embedded derivative of the note was $133,000. At December 31, 2023, the recalculated fair value of the convertible debt was $3,000 ($1,247,000 and $3,078,000 at December 31, 2022 and 2021) and the gain in change of the fair value of $1,244,000 for the year ended December 31, 2023 (gains of $1,831,000 and $2,341,000 for the years ended December 31, 2022 and 2021), were recorded in the Consolidated Statement of Operations.
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
In the years ended December 31, 2022 and 2023, a withholding tax was retained from a license fee invoiced in China. This withholding was only recoverable in the year of the invoicing. As the Company was in a tax loss position in both years, the amounts of $2,250,000 in 2022 and $1,875,000 in 2023, were not recoverable and were recorded in Income tax expense.
In France, we have significant net deferred tax assets resulting from net operating loss carry forwards, tax credit carry forwards and deductible temporary differences that reduce our taxable income. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carry back or carry forward periods provided for in the tax law for each applicable tax jurisdiction. Following the issuance of convertible debt and debt with warrants attached, we have deferred tax liabilities resulting from the bifurcation of the conversion feature and warrants from the debts. The deferred tax liabilities have allowed us to recognize deferred tax assets, subject to certain limitations on their use under French tax law. In the years ended December 31, 2021, 2022 and 2023, deferred tax liabilities of $121,000, $139,000 and $(9,000), respectively, were recognized through income tax expense on our Consolidated Statement of Operations. Over time, as we generate taxable income, we expect our tax rate to increase significantly.
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
At December 31, 2021, 2022 and 2023, we had provisions for slow-moving LTE inventory totaling $1.3 million, $1.9 million and $2.9 million, respectively.
Share-Based Compensation
We have various share-based compensation plans for employees. The expense recorded in our statement of operations for equity awards under these plans is affected by changes in valuation assumptions. For example, the fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions, including, among others, expected volatility, the expected option term and the expected dividend payout rate.
For the years ended December 31, 2021 and 2022, the assumption for expected volatility was based on the Company’s historical volatility since the initial public offering in 2011. For the year ended December 31, 2023, the 6-year volatility of the Company was used.
We recognize compensation expense only for the portion of share options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from our estimates.
For 2021, 2022 and 2023, we recorded employee share-based compensation expense of $5.1 million, $5.5 million and $7.1 million, respectively. Share-based compensation expense related to non-employees was not material for 2021, 2022 and 2023.
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
Comparison of Years Ended December 31, 2022 and 2023

	Year ended December 31,		Change
	2022	2023	%
	(in thousands)
Revenue:
Product revenue	$22,974	$8,060	(65)%
License and services revenue	37,577	25,556	(32)
Total revenue	60,551	33,616	(44)
Cost of revenue	17,671	9,476	(46)
Gross profit	42,880	24,140	(44)
Operating expenses:
Research and development	26,610	26,124	(2)
Sales and marketing	10,027	11,861	18
General and administrative	10,082	15,993	59
Total operating expenses	46,719	53,978	16
Operating income (loss)	(3,839)	(29,838)	677
Financial income (expense):
Interest income (expense), net	(10,857)	(11,233)	3
Impact of debt reimbursement	—	—
Convertible debt amendments	476	247	(48)
Change in the fair value of convertible debt derivative	6,878	3,200	(53)
Foreign exchange gain (loss)	1,082	(692)	(164)
Profit (Loss) before income taxes	(6,260)	(38,316)
Income tax expense (benefit)	2,748	2,674	(3)
Profit (Loss)	$(9,008)	$(40,990)

The following table sets forth a summary of our statements of operations as a percentage of total revenue:

	Year ended December 31,
	2022	2023
	(% of total revenue)
Revenue:
Product revenue	38	24
License and services revenue	62	76
Total revenue	100	100
Cost of revenue	29	28
Gross profit	71	72
Operating expenses:
Research and development	44	78
Sales and marketing	17	35
General and administrative	17	48
Total operating expenses	78	161
Operating income (loss)	(7)	(89)
Financial income (expense):
Interest income (expense), net	(18)	(33)
Impact of debt reimbursement	—	—
Convertible debt amendments	1	1
Change in the fair value of convertible debt derivative	11	10
Foreign exchange gain (loss)	2	(2)
Profit (Loss) before income taxes	(11)	(113)
Income tax expense (benefit)	5	8
Profit (Loss)	(16)	(121)
Revenue
Product Revenue
Product revenue decreased 65% from $23.0 million in 2022 to $8.1 million in 2023. The decrease was mainly due to various delays by our customers in the launch of their products and to lower purchasing by existing customer products due to excess inventory throughout the supply chain from overstocking during the previous years' supply shortages. In 2022 and 2023, massive IoT product revenue accounted for approximately 96% and 97%, respectively, of total product revenue, and broadband product revenue accounted for approximately 4% and 3%, respectively, of total product revenue.
Total massive IoT product revenue decreased 64% from $22.0 million in 2022 to $7.8 million in 2023 due to the decline in our first-generation Cat 1 product revenue, related to one large customer's inventory rationalization that carried over from 2022. The Cat 1 business is in various applications, such as electrical meters in Japan, vending machines, security and asset tracking. Cat M product category revenue decreased around 30%, due to customer delays in the move to production for several large design wins.
Total broadband product revenue decreased 76% from $1.0 million in 2022 to $0.2 million in 2023. Broadband revenue is expected to accelerate in the future with the launch of our 5G Taurus platform in late 2025.
In 2023, we shipped approximately 1.5 million units of 4G products compared to 3.4 million units in 2022. We expect revenue growth in the second half of 2024, supported by a strong ramp-up of the second generation Cat 1 Calliope 2 business.

License and Services Revenue
License and services revenue decreased 32% from $37.6 million in 2022 to $25.6 million in 2023. Revenue related to large 5G licensing deals signed in 2020, 2021 and 2022 declined sequentially, as expected, due to the payment structure of the most recent 5G strategic agreements. Development services revenue decreased 62% from $6.1 million in 2022 to $2.3 million in 2023. License revenue decreased 26% from $31.0 million in 2022 to $23.0 million in 2023, and maintenance revenue decreased 51% from $0.4 million in 2022 to $0.2 million in 2023. License and maintenance revenues can vary quite significantly from one period to another.
Sales to external customers disclosed below are based on the geographical location of the customers to which the Company invoices. The following table sets forth the Company’s total revenue by region for the periods indicated.

	Year ended December 31,
	2022	2023

Asia:
China (including Hong-Kong)	$24,018	$21,702
Taiwan	1,066	29
Korea	8	30
Rest of Asia	2,202	62
Total Asia	27,294	21,823
Germany	15,525	1,001
United States of America	16,749	8,666
Rest of world	983	2,126
Total revenue	$60,551	$33,616
We categorize our total revenue based on technology.

	Year ended December 31,
	2022	2023

Broadband	$36,181	$21,842
Massive IoT	24,370	11,774
Total revenue	$60,551	$33,616
Additionally, we categorize our total revenue based on product and service revenue including license revenue and development and other services.

	Year ended December 31,
	2022	2023

Product	$22,974	$8,060
License	31,005	22,997
Development and other services	6,572	2,559
Total revenue	$60,551	$33,616

Cost of Revenue
Cost of product revenue decreased 51% from $15.5 million in 2022 to $7.6 million in 2023 mainly due to the decrease in shipments of modules, partially offset by an increase in the provision for slow-moving inventory . Cost of services and license revenue decreased 13% from $2.2 million in 2022 to $1.9 million in 2023.

Gross Profit
Gross profit decreased 44% from $42.9 million in 2022 to $24.1 million in 2023, and gross margin percentage increased from 70.8% in 2022 to 71.8% in 2023. Product gross margin percentage decreased from 32.7% in 2022 to 6.2% in 2023 due to the lower volume of product sales, while fixed costs remained approximately the same, and an increase in the provision for slow-moving inventory. License and services revenue gross margin decreased from 94.1% in 2022 to 92.5% in 2023 due to the higher proportion of license revenue in the mix in 2023.

Research and Development
Research and development expense decreased 2% from $26.6 million in 2022 to $26.1 million in 2023 reflecting increases in research incentives and capitalization of development costs, partially offset by the provision for impairment of the value of the initial mask for our 5G product, an increase in headcount costs and the impact on expenses in euros of an unfavorable foreign exchange rate between euros and US dollars.
Research and development incentives decreased from $9.5 million in 2022 to $7.2 million in 2023. In the year ended December 31, 2023, we continued capitalizing 5G development and Calliope 2 costs and other development costs related mainly to operator certifications. The total amount of capitalized costs was $22.3 million, net of research tax credit of $2.1 million in 2023 compared to $13.8 million, net of research tax credit of $1.9 million in 2022. In each of the years ended December 31, 2023 and 2022, the amount of the amortization of these capitalized costs was $2.6 million.
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
There were 330 employees and independent contractors in research and development at December 31, 2023 compared to 274 at December 31, 2022.

Sales and Marketing
Sales and marketing expense increased 18% from $10.0 million in 2022 to $11.9 million in 2023. The increase primarily reflects higher average headcount and stock-based compensation expenses which represented more than $1.7 million of the increase. There were 50 employees and independent contractors in sales and marketing at December 31, 2023 compared to 47 employees at December 31, 2022.

General and Administrative
General and administrative expense increased 59% at $16.0 million in 2023 compared to $10.1 million in 2022. Stock-based compensation increased $1.1 million in 2023, legal fees and other expenses increased primarily due to approximately $3.5 million in fees related to the Renesas tender offer, and in addition expenses in euros were impacted by a unfavorable foreign exchange rate between euros and US dollars. There were 25 employees in general and administrative functions at December 31, 2023 compared to 23 employees at December 31, 2022.
Interest Income (Expense), Net
Net interest expense increased to $11.4 million in 2023 compared to $10.9 million in 2022. The increase in interest expense in 2023 reflected the increase in the interest rate on an existing convertible note and interest on unsecured note signed in November 2023. Interest expense in 2022 included $1.0 million related to the financing component of the upfront payment of the non-exclusive license and development services agreement signed in October 2019. Interest income was insignificant in both years.

Convertible debt amendment
On August 15, 2023, the Company exercised its second option to extend the maturity of the convertible note issued in April 2019 to April 16, 2024. Following the option exercise, the change in the liability component before and after the extension and the fair value of the warrants granted, which resulted in a gain on extinguishment of $247,000 was recorded as "Convertible debt amendments" in the Consolidated Statements of Operations. On August 15, 2022, the Company exercised its first option to extend the maturity to August 16, 2023 resulting in a gain on extinguishment of $476,000

Change in fair value of convertible debt embedded derivative
At December 31, 2023, the recalculated fair value of the remaining convertible debt issued in August 2019 was $3,000, and the change of the fair value of $1,244,000 in 2023 was recorded as a gain in the Consolidated Statement of Operations. At December 31, 2022, the recalculated fair value of this convertible debt was $1,247,000, and the change of the fair value of 1,831,000 in 2022 was recorded in the Consolidated Statement of Operations.
At December 31, 2023, the recalculated fair value of the convertible debt issued on April 9, 2021 was null, and the change of the fair value of $1,956,000 in 2022 was recorded as a gain in the Consolidated Statement of Operations. At December 31, 2022, the recalculated fair value of the convertible debt was $1,956,000, and the change of the fair value of $5,047,000 in 2022 was recorded as a gain in the Consolidated Statement of Operations.
Foreign Exchange Gain (Loss), Net
We had a net foreign exchange loss of $0.7 million in 2023 compared to a net foreign exchange gain of $1.1 million in 2022 primarily due to movements in the U.S. dollar versus the euro, particularly in the revaluation of euro-denominated net debt on the balance sheet.
Income Tax Expense (Benefit)
In 2023, we recorded current tax expense of $2.7 million arising from taxable income incurred at certain subsidiaries and a withholding tax of $1,875,000 retained from a license fee invoiced in China. This withholding was only recoverable the year of the invoicing. As we were in a loss position in France in 2023, we were not able to recover the withholding credit. Deferred tax income recorded in 2023 amounted to $9,000 and related to origination and reversal of timing differences. In 2022, we recorded current tax expense of $2.6 million arising from taxable income incurred at certain subsidiaries, a withholding tax of $2,250,000 retained from a license fee invoiced in China.and a deferred tax expense amounting to $139,000, related to origination and reversal of timing differences.

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
Impact of debt repayment
On April 14, 2021, the Company repaid the remaining amount of the Nokomis Notes that were due on April 14, 2021, which were issued in April 2015 and in September 2018). The recalculated fair value of the embedded derivatives at the repayment date was $4,645,000 and was recorded as financial income in the Consolidated Statement of Operations and the change of the fair value amounted to a loss of $934,000.
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
Sources of Liquidity
Our cash and cash equivalents and short-term investments were $5.7 million at December 31, 2023.
Since inception, we have financed our operations primarily through proceeds from the issues of our shares, convertible notes and venture debt, which totaled $73.1 million from 2004 to the end of 2010; from $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011 and from $178.3 million in net proceeds from our follow-on public offerings and private placements in 2013, 2016, 2017, 2018, 2020, 2021, 2022 and 2023.
In June 2014, we entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 80-90% of the face value of accounts receivable from qualifying customers. We transfer to the finance company all invoices issued to qualifying customers and the customers are instructed to settle the invoices directly with the finance company. In May 2020, we entered into an agreement to finance the 2020 research tax credit receivable as it is earned over the year, which was renewed for the 2021, 2022 and 2023 research tax credits. At December 31, 2023, $9.5 million had been drawn on the lines of credit from these agreements and recorded as a current borrowing.

In October 2014, Bpifrance, a financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a three-year period. The total funding was €7.0 million ($9.0 million), a portion in the form of a grant (€3.0 million or $3.8 million) and a portion in the form of a loan (€4.0 million or $5.2 million). The funding was paid in installments after milestones defined in the contract, the last of which was received in 2019. The advance will be repaid from March 31, 2019 to December 31, 2024 of which €870,000 ($939,000) in principal and interests was paid in 2023, and bears interests at a 1.53% fixed contractual rate.
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
In September 2015, the Company received two loans from the financial agency of the French government for a total amount of €2 million ($2.2 million). One loan of €1 million bears interest at 5.24% per year, paid quarterly; the second loan of €1 million is interest-free. The interest-free loan has been revalued using the 5.24% interest rate payable on the other loan. Both loans have seven-year terms with the principal being amortized on a quarterly basis beginning in September 2017. At December 31, 2023, both loans were fully reimbursed.
In January 2016, Bpifrance provided funding to the Company for a new long-term research project, estimated to be completed over a 27-month period. The total of the funding amounts to €2.1 million ($2.3 million) comprising a portion in the form of a grant (€0.7 million or $0.7 million) and a portion in the form of a forgivable loan (€1.4 million or $1.6 million). The funding was paid in four installments, with the last being received in 2020. The forgivable loan advance was to be repaid, except if the project is a commercial failure, from July 1, 2020 to July 1, 2024. In late 2020, the Company determined that there was not enough market interest for the radio frequency of the product development funded by this grant, and abandoned the project. A request for forgiveness of the debt was made and in April 2021 and Bpifrance forgave a large portion of the advance. The unforgiven portion of €213,000 ($241,000) was reimbursed in the February 2022.
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
In March 2020, the convertible notes issued in April 2015, September 2018 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 note which has two options to extend. Each option gives the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) will stay at 7% but the holder will be granted a warrant for 10% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK will be adjusted to 9.5%, the previous warrants granted on the first option exercise will be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK will be adjusted to 13.5%, and the holder will be granted an additional warrant for 20% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
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
On April 30, 2020, the Company finalized €5 million of French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan. The French loan is unsecured and can, at Sequans’ option, be repaid in full in one year plus 1.75% interest or, with one to four months’ notice before April 30, 2021, be repaid over the following five years. In March 2021, the Company exercised the option to repay over an additional five years (from August 2022 to May 2026, only interest will be paid from August 2021 to May 2022). €938,000 ($1,020,000) in principal and interests was reimbursed in 2023 (€736,000 ($742,000) in 2022).
On January 13, 2021, January 17, 2021 and February 12, 2021, Nokomis Capital, L.L.C, converted portions of the convertible note issued in 2015 with a total principal value of $7,750,000 plus accrued interest and conversion bonus of $4,536,438, into a total of 7,227,308 ordinary shares.
On March 5, 2021, the Company executed an agreement with Bpifrance that provides funding to the Company in the context of a long-term research project named CRIIOT, estimated to be completed over a 33-month period. The total value of the project is €5,615,000 ($6,890,000) in the form of a grant. The funding will be paid in three installments: €1,404,000 ($1,670,000) after the signature of the contract, received in March 2021; €2,808,000 ($2,966,000) received in July 2022 based on achievement of milestones and the remaining amount of €1,403,000 ($1,550,000) at the end of the contract which is expected to occur in 2024.
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
On April 12, 2023, the Company increased its capital in connection with a private offering to 272 Capital Master Fund Ltd, Lynrock Lake Master Fund LP and several other institutional investors by issuing 38,834,952 ordinary shares at $0.515 per ordinary share (or $2.06 per ADS). The total gross proceeds from the offering amounted to $20.0 million.
On August 4, 2023, the Company entered into a Memorandum of Understanding (the “MoU”) with Renesas Electronics Corporation, a Japanese corporation (“Renesas”). The MoU provided, among other things, that Renesas and the Company engage in a series of transactions pursuant to which, among other transactions, Renesas would seek to acquire (through an affiliate) all of the issued and outstanding ordinary shares for $0.7575 per ordinary share and $3.03 per ADS.
On August 15, 2023, the Company exercised its second option to extend the term of the remaining Nokomis Note outstanding, that issued in August 2019. This convertible note maturity was extended to April 2024, bears interest at a rate of 13.5% per year, paid in kind, and is convertible, at the holder’s option, into the company’s ADSs at a conversion rate of $3.23 per ADS. In connection with the extension of the debt, the Company issued to Nokomis warrants to acquire 244,820 warrants (311,205 ADSs) at an exercise price of $3.2328 per ADS.
On September 26, 2023, the Company entered into a Securities Purchase Agreement with 272 Capital Master Fund, LTD, a fund affiliated with Wes Cummins, a director of the Company, to issue an aggregate of 2,120,141 American Depositary Shares at a price of $2.83 per ADS for a total capital increase of $5,999,999. The private placement closed on September 29, 2023, and we used proceeds of the private placement to partially fund operations.
On November 8, 2023, the Company entered into a Security Purchase Agreement (the “Purchase Agreement”) with Renesas Electronics America Inc., (“Renesas America”) a wholly owned subsidiary of Renesas, providing for the issuance of an unsecured subordinated note in an aggregate principal amount of $6 million. The transaction closed on November 8, 2023. On December 27, 2023, we entered into a second Security Purchase Agreement with Renesas America providing for the issuance of an additional unsecured subordinated note in an aggregate principal amount of $3 million. The transaction closed on December 27, 2023. On February 12, 2024, we entered into a third Security Purchase Agreement with Renesas America providing for the issuance of an additional unsecured subordinated note in an aggregate principal amount of $9 million. The transaction closed on February 12, 2024.
On February 22, 2024, Renesas notified us that Renesas was terminating the MoU due its receipt of an adverse Japanese tax ruling on February 15, 2024 from the National Tax Agency of Japan. We incurred a significant amount of debt to operate our business during the pending tender offer, and our business suffered due, in part, to uncertainty raised by the pending acquisition. The termination of the MoU has created significant liquidity concerns and raised substantial doubt about our ability to continue to operate absent a new strategic transaction or financing in the near term. We were not able to pay our outstanding convertible notes due on April 9, 2024. On April 9, 2024, we secured standstill agreements from our three main debt holders. The agreements granted an initial standstill period until April 26, 2024 that may be further extended subject to certain milestones being met; the request for the extension of the agreements is in process as of this date, however there can be no assurance of the length of the extension, if any. The goal is to provide sufficient time for the Company to effectively negotiate and finalize a new strategic transaction, thereby securing a long-term solution that aligns with the interests of all stakeholders.
On April 22, 2024, we issued an Unsecured Promissory Note with a principal amount of $5,000,000 to 272 Capital Master Fund, Ltd. The transaction closed on April 24, 2024. The Note bears paid-in kind interest at a rate of 12.0% per annum, compounded annually, with a guaranteed return of 40.0%. The Note matures on the earlier of April 22, 2025, or one day prior to the earliest extended maturity date of the Company’s existing convertible debt held by Lynrock Lake and Nokomis and subordinated notes held by Renesas. The Note contains customary covenants and is subject to customary events of default.
We are in discussions with several parties regarding potential strategic transactions, but we may not be able to enter into a definitive agreement in sufficient time. Even if we are able to enter into a definitive agreement, there is no certainty that a transaction will ultimately close or that we will be able to raise bridge financing and extend the standstill for our major lenders to continue to operate our business until the transaction closes.
If we are not able to enter into a strategic transaction for the sale of the company or a major licensing transaction in the near term and raise substantial new equity or debt financing, we may not be able to continue to operate our business and may need to seek a court ordered restructuring.
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Net cash used in operating activities	$(8,505)	$(1,839)	$(7,261)
Net cash used in investing activities	$(19,666)	$(26,047)	$(24,437)
Net cash from financing activities	$25,428	$28,715	$31,736
Net increase (decrease) in cash and cash equivalents	$(2,743)	$829	$38
Cash Flows from Operating Activities
Net cash used in operating activities during 2023 was $7.3 million, reflecting a net loss (before income tax) of $38.3 million, increases in research tax credit receivable of $3.3 million and in trade payables and other liabilities of $7.3 million, and decreases, contract liabilities of $0.2 million and in government grant advances of $1.1 million, offset by decreases in inventories of $3.1 million and in trade receivables and other receivables of $0.1 million. In addition, there were several non-

cash charges, including depreciation and amortization of $11.9 million, interest expense of $11.2 million, change in the fair value of convertible debt embedded derivative of $3.2 million, and share-based compensation expense of $7.1 million during the period. There was a non-cash benefit of $0.2 million related to convertible debt amendment.
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
Net cash from in operating activities during 2021 was $8.5 million, reflecting a net loss (before income tax) of $19.6 million, increases in inventories of $0.2 million and in research tax credit receivable of $3.7 million and decreases in contract liabilities of $6.8 million and in government grant advances of $1.4 million, offset by increases in trade payables and other liabilities of $4.7 million, and decreases in trade receivables and other receivables of $1.4 million. In addition, there were several non-cash charges, including depreciation and amortization of $10.6 million, interest expense of $11.3 million, change in the fair value of convertible debt embedded derivative of $3.8 million, and share-based compensation expense of $5.1 million during the period. There was a non-cash benefit of $5.2 million related to debt repayment.
Cash Used in Investing Activities
Cash used in investing activities during 2023, 2022 and 2021, consisted primarily of purchases of property and equipment and intangible assets of $5.5 million, $7.2 million and $9.5 million, respectively, of capitalized development expenditures of $24.1 million, $15.5 million and $19.4 million, respectively, and the purchase for short-term deposits of $5.0 million in 2023 and $10.9 million in 2021 (sale of $5.0 million in 2022). In 2021, 2022 and 2023, the purchase of intangible assets included licenses purchased for the 5G product development.
Cash Flows from Financing Activities
Net cash provided by financing activities was $31.7 million in 2023, reflecting $25.5 million in net proceeds from our follow-on private placements of equity in April and September 2023, net proceeds from loans of $9.0 million, $0.5 million in proceeds of research project financings and $1.5 million in net proceeds drawn on interest-bearing receivables financing, offset by $1.1 million repayment of a government loan, $1.3 million payment of lease liabilities, $0.9 million repayment of research project financing and a $1.4 million payment of interest.
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
Operating and Investing Requirements
We expect our cash operating expenses will be slightly higher than in 2023 as we continue the development of our new 5G chipset targeting broadband IoT applications. We expect that investments in tangible and intangible assets are likely to be higher than in 2023 as we capitalize internally developed R&D related to the 5G product at a higher rate. We will incur expenses to meet our commitments to our customers under various purchase orders and contracts. The Company believes that it will be required to obtain additional financing to meet cash flow needs in order to fund operations until 4G product revenues ramp and is targeting the execution of new strategic agreements, such as licensing or a sale of assets, as the preferred mechanism to meet cash needs, as well as debt financing to bridge to the execution of such strategic agreements.

The Company’s internal cash forecast, which is built from sales forecasts by product and by customer, assumes higher product revenues, a slight increase in the operating cost structure, ongoing and new government funding of research programs and new strategic or financial funding activities. The Company seeks to obtain additional funding through one or more possible license agreements or sales of assets; or from financing from institutional or strategic investors, from the capital markets, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. Furthermore, geopolitical uncertainties, including the Russian-Ukraine and the Israeli-Hamas conflicts, could have a negative impact on sales of our products or make it difficult to produce and deliver products to our customers. The effects of the hostilities in Ukraine and Israel/Gaza also could negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond. While the Company has taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.
If our available cash balances are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or more debt securities or enter into a credit facility, which may contain restrictive covenants. The sale of equity and convertible debt securities may result in dilution to our shareholders and those securities may have rights senior to those of the ADSs. If we raise additional funds through the issue of convertible debt securities, these securities could contain covenants that would restrict our operations.
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
•the impact of the hostilities in Ukraine and in Israel/Gaza; and
•the acquisition of products and technologies.
From time to time, we have entered into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. (See Note 20.2 for more information on our hedging arrangements.)

C.	Research and Development, Patents and Licenses, etc.
We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 330 employees and independent contractors, at December 31, 2023, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, cellular protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal cellular wireless domains and other wireless communication technologies. Approximately 71% of our employee engineers have more than 10 years of experience in their specific domain, and 67% of our engineers hold masters degrees.
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
At December 31, 2023, we had 53 patents issued.
Our research and development expense was $26.4 million for 2021, $26.6 million for 2022 and $26.1 million for 2023.

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

E.	Critical Accounting Estimates
See footnote 2.4 to the Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
Executive Officers and Directors
The following table sets forth information about our executive officers and directors as the date of this annual report.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	62	Chairman of the Board and Chief Executive Officer
Deborah Choate	60	Chief Financial Officer
Louis Chuang	43	Executive Vice President - Massive IoT Business
Bertrand Debray	59	Executive Vice President - Broadband IoT Business
Danny Kedar	52	Chief Operating Officer
Olivier Pauzet	49	Executive Vice President, Marketing and Strategy
Nikhil Taluja	52	Executive Vice President Worldwide Sales
Directors
Wesley Cummins	46	Director
Yves Maitre	61	Director
Maria Marced	69	Director
Richard Nottenburg	70	Director
Hubert de Pesquidoux	56	Director
Dominique Pitteloud	62	Director
Zvi Slonimsky	74	Director
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
Olivier Pauzet has served as our executive vice president, marketing and strategy, since June 2023. Prior to that Mr. Pauzet was vice president of product and IoT solutions at Sierra Wireless (a Semtech company). From 2017 to 2020, he was vice president and general of the IoT Solutions business line at Sierra Wireless. Prior to that, he led the global business development, marketing, and strategic team of Sierra Wireless in the IoT sector. Earlier in his career, Mr. Pauzet was based in Asia, managing sales, businesses, and strategic programs at Wavecom. Mr. Pauzet holds a MBA from INSEAD and a Master of Science in Engineering from Centrale Supélec.
Nikhil Taluja has served as our executive vice president of worldwide sales since September 2016. From July 2013 until August 2016, Mr. Taluja was vice president of sales at SK hynix, a leading supplier of DRAM and Flash memory solutions, where he led the sales organization for the Americas. From March 2012 until July 2013, Mr. Taluja led the Americas’ sales and marketing organizations at ST-Ericsson, the former multinational supplier of wireless semiconductor products, including LTE solutions. From November 2007 until March 2012, Mr. Taluja held various other sales and marketing position at ST-Ericsson. Mr. Taluja has more than 20 years of sales, product marketing and business development experience, including having worked for Texas Instruments and TranSwitch, specifically in the areas of wireless and wireline communications and has co-authored three patents in the field of near field communications (NFC). Mr. Taluja holds an M.S. in electrical engineering and a BS in computer engineering and mathematics from Kansas State University.
Directors
Wesley Cummins has served as a director since June 2018. Mr. Cummins has served as a member of the Board of Directors of Applied Digital Corporation from 2007 until 2020 and from March 11, 2021 through present. During that time Mr. Cummins also served in various executive officer positions and he is currently serving as Applied Digital Corporation's chairman of the Board and chief executive office. Mr. Cummins is the president of B. Riley Asset Management, a position he has held since B. Riley Financial acquired his firm 272 Capital L.P. in August 2021. Prior to founding 272 Capital, Mr. Cummins was an analyst with Nokomis Capital, LLC, an investment advisory firm and a debtholder of the Company, from 2013 to February 2020. Mr. Cummins is also a board member of Vishay Precision Group and of CalAmp. He previously served on the board of Telenav, Inc., a connected car company. Mr. Cummins holds a B.S.B.A. from Washington University in St. Louis, Missouri.
Yves Maitre has served as a director since June 2014. Mr. Maitre has served as the CEO of Able France, a consulting firm, since July 2022. From October 2019 until September 2020, Mr. Maitre was Chief Executive Officer of HTC Corporation. Until September 2019, Mr. Maitre served as Executive VP for Connected Objects and Partnerships at Orange Corporate where he was responsible for managing Orange’s relationships with global device makers as well as partnering with ecosystem players from chipset upwards to internet companies. Prior to joining Orange, Mr. Maitre spent six years working for the consumer electronics company Thomson. He was President of Key MRO America, a subsidiary of Thomson United States and whilst living in Singapore he worked for Thomson Asia as Director of Manufacturing Supply Chain and Product Management. Before Thomson, Mr. Maitre spent five years as the COO of Quante-Pouyet, a subsidiary of 3M, making connectors for the telecoms business. He is also a board member of Orange China and several midsize / start-up companies. Mr. Maitre is an Engineering graduate in Nuclear Physics from Polytech Grenoble (France).
Maria Marced has served as a director since June 2023. Ms. Marced has served as president of TSMC Europe since 2007, where she is responsible for driving the development and strategy of TSMC’s business in Europe. Before joining TSMC, Marced was senior vice president of sales and marketing at NXP/Philips Semiconductors from 2003 until 2006, where she also served as GM of Philips’ Connected Multimedia Solutions Business Unit, overseeing Philips’ semiconductor solutions for connected consumer applications. Earlier, Marced spent more than 19 years at Intel, rising to the position of vice president and GM for Intel’s Europe, Middle East and Africa region. Marced serves as chairwoman of the Global Semiconductor Alliance (GSA) EMEA leadership council, an organization dedicated to the advancement of the worldwide semiconductor industry. Ms. Marced holds a masters degree in telecommunications engineering from Politechnique Madrid (Spain).
Richard Nottenburg has served as a director since June 2016. He has served as Executive Chairman of NxBeam Inc., a private company, since February 2022, and an investor in various early-stage technology companies. Previously, Dr. Nottenburg served as president, chief executive officer, and member of the board of directors of Sonus Networks, Inc. from

2008 through 2010. From 2004 until 2008, Dr. Nottenburg was an officer with Motorola, Inc., ultimately serving as its executive vice president, chief strategy officer and chief technology officer. He served on the boards of Aeroflex Corporation from 2010 until 2014, PMC Sierra, where he was a member of the audit committee, from 2011 until 2016 and Violin Memory where he served as Chairman from 2014 until 2017. Dr. Nottenburg is currently a member of the board of directors of Verint Systems Inc., where he is chairman of the compensation committee; Cognyte Ltd., where he is chairman of the compensation committee, and Applied Digital Inc., where he is chairman of the compensation committee and a member of the audit committee. He previously served on the boards of directors of PMC-Sierra Inc., Aeroflex Holding Corp., Anaren, Inc., Comverse Technology, Inc. and Violin Memory, Inc. Dr. Nottenburg has a BSEE in Electrical Engineering from New York University, an MSEE in Electrical Engineering from Colorado State University and a PhD in Electrical Engineering from Ecole Polytechnique Federal Lausanne.
Hubert de Pesquidoux has served as a director since March 2011. Mr. de Pesquidoux has served as an Executive Partner at Siris Capital, a private equity firm focused on making control investments in data/telecom, technology and technology-enabled business service companies in North America, since October 2012. From 1991 until December 2009, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and as President of the Enterprise business from November 2006 until December 2008. Mr. de Pesquidoux was also previously a member of the Alcatel Executive Committee and held various executive positions including President and Chief Executive Officer of Alcatel North America, Chief Executive Officer of Alcatel Canada (formerly NewbridgeNetworks) and Chief Financial Officer of Alcatel USA. Mr. de Pesquidoux currently serves as a director and audit committee chair of Criteo S.A., as executive chairman of Mavenir Systems, Inc. and is a member of the board of Tarana Wireless. Mr. de Pesquidoux holds a Master in Law from University of Nancy II, a Master in Economics and Finance from Institut d’Etudes Politiques de Paris, a DESS in International Affairs from University of Paris Dauphine and was a laureate in the “Concours Général de Droit”.
Dominique Pitteloud has served as a director since January 2005. Mr. Pitteloud is a co-founder and has served as managing partner at Climb Ventures in Geneva since 2020. He was managing partner with Ginko Ventures from 2015 to 2020, partner with Endeavour Vision from 2007 to 2015, and principal at Vision Capital from 2001 to 2007. Mr. Pitteloud is also an advisor to ASSIA, a provider of DSL management solutions and serves or has served as a director of number of private companies. Prior to becoming a venture capitalist, Mr. Pitteloud was vice president of marketing at 8×8, a Silicon Valley semiconductor and telecommunication company, which he joined in 1999 as part of the acquisition of Odisei, a VoIP start-up from Sophia Antipolis, France. At Odisei, Mr. Pitteloud led the development of the company’s business and financing activities. Prior to Odisei, Mr. Pitteloud held various engineering and management positions at Logitech, including Vice President of the scanner and video camera business units. Mr. Pitteloud received a BS in electrical engineering and telecommunications from the School of Business and Engineering in Vaud, Switzerland and an MBA from Santa Clara University.
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
On October 23, 2023, the Company adopted its Compensation Recovery Policy which specifies when we will seek recovery of performance based bonuses awarded or paid based on financial metrics that were subsequently restated.
The aggregate compensation paid and benefits in kind granted by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2023 was $7.0 million. For the year ended December 31, 2023, we estimate that approximately $23,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Our non-employee directors are entitled to the following annual compensation as an annual retainer:

Attendance fees	$20,000
Attendance fees for lead independent director	$20,000
Attendance fees for board committee chairperson
Audit committee	$12,000
Compensation committee	$9,000
Nominating and corporate governance committee	$5,000
Attendance fees for board committee members
Audit committee	$6,000
Compensation committee	$4,500
Nominating and corporate governance committee	$2,500
In addition, our non-employee directors, are also entitled to the following equity awards as an annual retainer:

Annual award for continuing board members(1)(2)	Warrants to purchase 45,000 ADSs
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
Variable compensation: Dr. Karam’s annual variable compensation can represent between 0% and 100% of Dr. Karam’s annual fixed compensation. The amount of variable compensation is based on the achievement of pre-determined performance conditions defined by the board of directors based on recommendations issued by the compensation committee. The performance conditions are a combination of financial and strategic targets. The board of directors in its meeting of January 25, 2024, approved a bonus of €320,000 for the year ended December 31, 2023, compared with €358,333 for the year ended December 31, 2022 and €276,500 for the year ended December 31, 2021.

On July 25, 2023, the board of directors approved a special transaction bonus to Dr. Karam in the amount of €1,000,000 conditional upon the closing the proposed acquisition of the Company by Renesas. The transaction bonus was never paid due of the termination of the proposed transaction by Renesas in February 2024. In addition, on August 15, 2023, the board of directors approved the payment by the Company of legal fees incurred by Dr. Karam in the connection with the negotiation with Renesas of the conditions of his retention as Chief Executive Officer of the Company upon change of control. A total amount of $50,401 in such legal fees were paid during 2023.
Long-term variable compensation – restricted free shares: While not an obligation of his employment agreement, each year Dr. Karam is granted restricted free shares. Dr. Karam is granted restricted free shares from the same plans used for all employees, and is subject to all the same terms and conditions. Detail of Dr. Karam's restricted free shares is described in Item 6.B.
Benefits in kind: Dr. Karam, as he is not entitled to normal French legal employee unemployment benefits, we have subscribed to private unemployment insurance on his behalf and increase Dr. Karam's compensation to cover the income taxes associated with this benefit (total cost of €14,909 in 2023; €14,099 in 2022; €14,901 in 2021). He is however eligible for the French defined contribution pension plan, which also applies to all of our French employees.
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
From 2004 through May 7, 2024, our shareholders have approved and authorized the issuance of an aggregate of 57,961,256 shares (14,490,314 ADSs) under our equity plans. At May 7, 2024, there were outstanding stock options and warrants to purchase a total of 1,741,987 of our ADSs issued under our equity plans at a weighted average exercise price of $4.96, of which 1,288,750 were held by our directors and executive officers at a weighted average exercise price of $4.83 per ADS. Of these outstanding stock options and warrants, at May 7, 2024, options and warrants to purchase 1,426,987 ADSs were vested and exercisable, of which 1,288,750 in the form of ADS were held by our directors and executive officers. At May 7, there were unvested restricted share awards outstanding representing 5,325,411,ADSs, of which 2,887,690 were held by our directors and executive officers. As of May 7, 2024, there were 719,095 restricted shares in the form of ADSs (507,026 held by our directors and executive officers) had vested but were not yet freely transferable under the restrictions of the plans.
The stock options and warrants granted under each of our equity plans were granted on substantially the same terms. In general, vesting of the stock options occurs over four years, with 25% vesting after an initial 12 months and the remaining 75% vesting monthly over the remaining 36 months or twelve quarters, or may be immediate when linked to employee performance. Restricted shares also generally vest over four years with either 25% vesting after an initial 12 months or 50% vesting after the initial 24 months, and the remainder vesting over the remaining 12 or 8 quarters, respectively. In addition, restricted shares cannot be sold during the first 24 months after the grant date. In general, vesting of warrants may be either on a monthly basis over a two-year period, 100% after a one-year period or may be immediate. The stock options and warrants generally expire ten years after the date of grant if not exercised earlier. In general, when a stock option or restricted shareholder’s employment service with us, or a warrant holder’s service with us, terminates for any reason, his or her stock options or restricted shares or warrants, as the case may be, will no longer continue to vest following termination. The holder may exercise any vested stock options or warrants for a period of 30-90 days. In the event of death, the holder’s heirs or beneficiaries shall have a period of six months to exercise such stock options or warrants. In the event that a third party acquires a 100% interest in us, an employee holder of stock options and restricted shares who is subsequently dismissed has the right to exercise all of his or her options or warrants within 30 days, notwithstanding the current vesting schedule, and all unvested restricted shares shall vest immediately, conditional upon such dismissal being at least one year from grant date and subject to the same requirement to hold the restricted shares until two years from the grant date. In the event of a change of control, as defined in the warrant equity plans subject to vesting, warrants that are not yet exercisable will become exercisable for 30 days following the effective date of the change of control.
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
The following table provides information regarding the options to purchase our ordinary shares and restricted shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or ADS or have options to purchase more than one percent of our ordinary shares or ADS as of May 7, 2024:

	Restricted Shares (1)(2)			Options (2)
Name (Title)	Number Unvested	Number Vested, Trading Restricted	Grant Date Fair Value	Number	Exercise Price	Expiration Date
Dr. Georges Karam, Chairman and Chief Executive Officer	168,750	—	$1.35	170,000	$1.58	July 22, 2024
	437,500	—	$1.08	130,000	$1.25	Dec. 11, 2024
	125,024	—	$1.03	98,000	$1.94	Apr. 21, 2025
	421,848	328,104	$0.91	170,000	$1.55	July 20, 2025
	1,750,000	1,050,000	$0.92	100,000	$1.97	Dec. 14, 2025
	825,000	375,000	$0.90
	4,000,000	—	$0.18
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
Our board of directors currently consists of eight directors, which is the maximum permitted under our by-laws. Our board of directors has determined that each of Messrs. Cummins, Maitre, Nottenburg, de Pesquidoux, Pitteloud, and Slonimsky and Ms. Marced qualify as independent under the applicable rules and regulations of the SEC and the NYSE.
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

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2024
Wesley Cummins	Director	2018	2024
Yves Maitre	Director	2014	2026
Maria Marced	Director	2023	2026
Richard Nottenburg	Director	2016	2025
Hubert de Pesquidoux	Director	2011	2026
Dominique Pitteloud	Director	2005	2025
Zvi Slonimsky	Director	2006	2024
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
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Yves Maitre, Maria Marced and Zvi Slonimsky, with Mr. Maitre serving as chairperson. The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board. In making such recommendations, the nominating and corporate governance committee considers the skills and experience of the directors or nominees in the context of the needs of our board of directors as well as the directors’ or nominees’ diversity of skills and experience in areas that are relevant to our business and activities. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the applicable rules and regulations of the NYSE. The nominating and corporate governance committee operates under a written charter.

D.	Employees
At December 31, 2023, we had 264 full-time employees, of whom 140 were located in France, 43 were in Israel, 34 were in the United Kingdom, 22 were in the United States, 11 were in Taiwan, 5 were in Singapore, 7 were in China, and there was one employee in each of Finland and Hong Kong. Management considers labor relations to be good. We also have independent contractors and consultants. At December 31, 2023, we had 48 dedicated engineers from Global Logic in Ukraine for software development and testing, and also had 98 independent contractors primarily in research and development but also in business development and finance in France, Finland, Germany,India, Israel, Poland, Serbia, the United Kingdom, the United States, China and Japan.
At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2021	2022	2023
Department:
Research and development	189	183	190
Sales and marketing	36	44	45
General and administration	18	23	24
Operations	7	8	5
Total	250	258	264
Geography:
Europe, Middle East, Africa	210	211	218
Asia	22	27	24
Americas	18	20	22
Total	250	258	264

E.	Share Ownership
For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B.—Compensation—Equity Plans” and “Item 7.A—Major Shareholders.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation S’share Ownership

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of May 7, 2024 :
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
For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 247,755,548 ordinary shares (the equivalent of 61,938,887 ADSs) outstanding as of May 7, 2024.
Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares. To our knowledge, none of the shareholders in this table is a broker-dealer or is affiliated with a broker-dealer.
Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is c/o Sequans Communications S.A., 15-55 boulevard Charles de Gaulle, 92700 Colombes, France.

	Ordinary Shares Beneficially Owned	ADSs Beneficially Owned
	Number	Number	Percent
5% Shareholders
B. Riley Asset Management LLC(1)	45,013,764	11,253,441	18.2%
Lynrock Lake Master Fund LP (2)	34,711,652	8,677,913	14.0%
Divisar Partners QP, L.P.(3)	18,905,516	4,726,379	7.6%
Bpifrance Participations(4)	13,200,072	3,300,018	5.3%
Executive Officers and Directors
Dr. Georges Karam(5)	6,256,907	1,687,138	2.7%
Deborah Choate(6)	858,252	214,563	*
Louis Chuang(7)	112,520	28,130	*
Wesley Cummins(8)	45,575,764	11,393,941	18.4%
Bertrand Debray(9)	1,648,292	412,073	*
Danny Kedar(10)	552,520	138,130	*
Yves Maitre(11)	823,360	205,840	*
Maria Marced(12)	180,000	45,000	*
Richard Nottenburg(13)	634,500	158,624	*
Olivier Pauzet	—	—	*
Hubert de Pesquidoux(14)	674,400	168,600	*
Dominique Pitteloud(15)	728,000	182,000	*
Zvi Slonimsky(16)	752,388	188,097	*
Nikhil Taluja(17)	639,256	159,814	*
All executive officers and directors as a group (14 persons)(18)	59,115,404	14,981,950	23.3%
 * Represents beneficial ownership of less than 1%.

(1)Based on a Schedule 13D/A filed with the SEC on October 27, 2023. B. Riley Asset Management LLC (“BRAM”) is the investment manager for certain funds and accounts (the "BRAM Funds and Accounts") and Mr. Cummins is the President of BRAM. BRAM and Mr. Cummins share voting and dispositive rights over the ADSs. The principal business address of BRAM is 3811 Turtle Creek Boulevard, Suite 2100, Dallas, TX 75219.
(2)Based on a Schedule 13F filed with the SEC on February 14, 2024. The amount reported includes 34,711,652 ordinary shares represented by 8,677,913 ADSs. In addition, Lynrock Lake Master Fund LP ("Lynrock Lake Master") directly held convertible notes of the Company that are not presently convertible into ADSs due to a 9.99% beneficial ownership limitation. Lynrock Lake LP (the "Investment Manager") is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Company held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master. The address of Lynrock Lake is 12 International Drive, Suite 130, Rye Brook NY 10573.
(3)Based on a Schedule 13G/A filed with the SEC on February 14, 2024. Includes 18,905,516 ordinary shares (represented by 4,726,379 ADSs) beneficially owned by Divisar Capital Management, LLC, which is the general partner of Divisar Partners QP, L.P.. Included in this amount are 17,605,068 ordinary shares (represented by 4,401,267 ADSs) held by Divisar Partners QP, L.P. Mr. Steven Baughman, as CEO of Divisar Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares held by Divisar Partners QP, L.P. The principal business address for Divisar Partners QP, L.P. is 275 Sacramento Street, 8th Floor, San Francisco, CA. Mr. Steven Baughman, as CEO of Divisar Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares held by Divisar Partners QP, L.P. The principal business address for Divisar Partners QP, L.P. is 275 Sacramento Street, 8th Floor, San Francisco, CA 94111.
(4)Based on a Schedule 13D/A filed with the SEC on August 29, 2023. Bpifrance Participations S.A., or Bpifrance Participations. Bpifrance Participations is a wholly-owned subsidiary of Bpifrance S.A., a French credit institution ("Bpifrance"). Caisse de Dépôts, or CDC, and EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”) each hold 49.2% of the share capital of Bpifrance and jointly control Bpifrance. None of Bpifrance, CDC or EPIC holds any shares directly. Bpifrance may be deemed to be the beneficial owner of 13,200,072 shares, indirectly through its ownership of Bpifrance Participation. CDC and EPIC may be deemed to be the beneficial owner of 13,200,072 shares, indirectly through their joint ownership and control of Bpifrance. The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, Bpifrance and EPIC is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.
(5)Includes 877,376 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of May 7, 2024.
(6)Includes 185,500 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of May 7, 2024.
(7)Includes no restricted shares that vest within 60 days of May 7, 2024.
(8)Includes 562,000 ordinary shares subject to warrants that are exercisable within 60 days of May 7, 2024 and 44,201,364 ordinary shares (represented by 11,050,341ADSs) owned by BRAM Funds and Accounts.
(9)Includes 209,500 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of May 7, 2024.
(10)Includes 131,252 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of May 7, 2024.
(11)Includes 647,000 ordinary shares subject to warrants that are exercisable within 60 days of May 7, 2024.
(12)Includes 180,000 ordinary shares subject to warrants that are exercisable within 60 days of May 7,, 2024.
(13)Includes 632,000 ordinary shares subject to warrants that are exercisable within 60 days of May 7,, 2024.
(14)Includes 632,000 ordinary shares subject to warrants that are exercisable within 60 days of May 7, 2024.
(15)Includes 632,000 ordinary shares subject to warrants that are exercisable within 60 days of May 7, 2024.
(16)Includes 632,000 ordinary shares subject to warrants that are exercisable within 60 days of May 7, 2024.
(17)Includes 208,752 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of May 7, 2024.
(18)Includes 5,529380 ordinary shares subject to options and warrants that are exercisable and restricted shares that vest within 60 days of May 7, 2024.
None of our principal shareholders have voting rights different than our other shareholders.
At May 7, 2024, there were 61,855,829 of our ADSs outstanding, representing 247,423,716 of our ordinary shares or 99.9% of our 247,755,548 total outstanding ordinary shares. At such date, there were 309 holders of record registered with the Bank of New York Mellon, depositary of our ADSs.

B.	Related Party Transactions
Since January 1, 2023, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders.
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
Agreements with Major Shareholders
Bpifrance
In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding remained unchanged and amounted to €6,967,000 ($8,988,000) comprising a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The forgivable loan advance will be repaid, as the project was not a commercial failure, from March 31, 2019 to December 31, 2024 of which €540,000 ($571,000) in paid in 2021, €870,000 ($939,000) in paid in 2022 and €870,000 ($939,000) in paid in 2023, and bears interest at a 1.53% fixed contractual rate. In the event of commercial success, defined as sales of the product developed under this program in excess of €350 million ($396 million)

during a period of three years, then the Company shall pay for three consecutive years after the date of the termination of the reimbursement a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project. As of December 31, 2023, €1,440,000 ($1,591,000) remain outstanding on the forgivable loan advance.
In September 2015, the Company received two loans from the financial agency of the French government for a total amount of €2 million ($2.2 million). One loan of €1 million bears interest at 5.24% per year, paid quarterly; the second loan of €1 million is interest-free. The interest-free loan has been revalued using the 5.24% interest rate payable on the other loan. Both loans have seven-year terms with the principal being amortized on a quarterly basis beginning in September 2017. As of December 31, 2023, both loans had been totally reimbursed.
In January 2016, Bpifrance provided funding to the Company for a new long-term research project, estimated to be completed in early 2020. The total of the funding amounts to €2,095,000 ($2,288,000) comprising a portion in the form of a grant (€668,000 or $729,000) and a portion in the form of a forgivable loan (€1,427,000 or $1,558,000). The forgivable loan advance was to be repaid, except if the project is a commercial failure, from July 1, 2020 to July 1, 2024 and bore interest at a 1.17% fixed contractual rate. In late 2020, the Company determined that there was not enough market interest for the radio frequency of the product development funded by this grant and abandoned the project. A request for forgiveness of the debt was made and in April 2021 and Bpifrance forgave a large portion of the advance. The unforgiven portion of €213,000 ($241,000) was reimbursed in the February 2022.
On April 30, 2020, Bpifrance provided €5 million of debt financing as part of the French COVID-19 economic support plan. The French loan is unsecured and could, at Sequans’ option, be repaid in full in one year plus 1.75% interest or, with one to four months’ notice before April 30, 2021, be repaid over the following five years. In March 2021, the Company exercised the option to repay over five years with an additional deferral (from August 2022 to May 2026, only interest will be paid from August 2021 to May 2022). As of December 31, 2023, €3,438,000 ($3,798,000) remain outstanding on the debt financing.
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
On April 3, 2023, we entered into a Securities Purchase Agreement with Lynrock Lake to issue to them 3,930,663 American Depositary Shares at a price of $2.06 per ADS for a capital increase of $8.1 million.
As of December 31, 2023, $40.0 million principal amount remains outstanding ($46.9 million including accrued interest on a contractual basis).
On April 9, 2024, we secured a standstill agreement from Lynrock Lake. The agreements granted an initial standstill period until April 26, 2024 that may be further extended subject to certain milestones being met; the request for the extension of the agreements is in process as of this date, however there can be no assurance of the length of the extension, if any.
Renesas Electronics Corporation
In January 2022, we completed the sale of 1,974,755 ADSs to Renesas Electronics Corporation for $9.3 million in a private placement transaction. As part of the investment agreement, a representative of Renesas Electronics Corporation (Mr. Sailesh Chittipeddi) became a board observer in January 2022. Mr. Chittipeddi was elected as a board member by the shareholders at their June 2022 annual meeting. In 2020 and 2021, we signed license and services agreements with Renesas Electronics Corporation and Renesas Electronic America. In 2022, we signed amendments of the agreement with Renesas Electronics Corporation. In the year ended December 31, 2023, we recognized total revenue of $5.3 million from these agreements.
On November 8, 2023, in connection with contemplated acquisition of the Company by Renesas Electronics Corporation ("Renesas") that was in process at the time (subsequently terminated in February 2024), the Company entered into a Security Purchase Agreement with Renesas Electronics America ("Renesas America") whereby Renesas America agreed to the issuance of an unsecured subordinated note (the “Note”) in an aggregate principal amount of $6.0 million, at a stated rate of interest of 9.5% per annum. On December 27, 2023, the Company entered into a second Security Purchase Agreement with Renesas America whereby Renesas America agreed to the issuance of a Note in an aggregate principal amount of $3.0 million, at a stated rate of interest of 9.5% per annum.

On August 4, 2023, the Company entered into a Memorandum of Understanding (the “MoU”) with Renesas. The MoU provided, among other things, that Renesas and the Company engage in a series of transactions pursuant to which, among other transactions, Renesas would seek to acquire (through an affiliate) all of the issued and outstanding ordinary shares for $0.7575 per ordinary share and $3.03 per ADS.
On November 8, 2023, the Company entered into a Security Purchase Agreement (the “Purchase Agreement”) with Renesas Electronics America Inc., (“Renesas America”) a wholly owned subsidiary of Renesas, providing for the issuance of an unsecured subordinated note in an aggregate principal amount of $6 million. The transaction closed on November 8, 2023. On December 27, 2023, we entered into a second Security Purchase Agreement with Renesas America providing for the issuance of an additional unsecured subordinated note in an aggregate principal amount of $3 million. The transaction closed on December 27, 2023. On February 12, 2024, we entered into a third Security Purchase Agreement with Renesas America providing for the issuance of an additional unsecured subordinated note in an aggregate principal amount of $9 million. The transaction closed on February 12, 2024.
On February 22, 2024, Renesas notified us that Renesas was terminating the MoU due its receipt of an adverse Japanese tax ruling on February 15, 2024 from the National Tax Agency of Japan. Following the termination of the MoU, the maturity of the unsecured subordinated notes accelerated to May 22, 2024. On April 5, 2024, we secured a standstill agreement from Renesas. The agreement granted an initial standstill period until April 26, 2024 that may be further extended subject to certain milestones being met; the request for the extension of the agreement is in process as of this date, however there can be no assurance of the length of the extension, if any.
In March 2024, Mr. Chittipeddi resigned from his role as member of our board of directors.
B. Riley Asset Management LLC
On April 3, 2023, we entered into a Securities Purchase Agreement with Boothbay Diversified Alpha Master Fund LP, Boothbay Absolute Return Strategies LP and 272 Capital Master Fund LP, funds affiliated with B. Riley Asset Management and Wes Cummins, a director of the Company, to issue an aggregate of 3,930,663 American Depositary Shares at a price of $2.06 per ADS for a total capital increase of $8.1 million.
On September 26, 2023, we entered into a Securities Purchase Agreement with 272 Capital Master Fund, LTD, a fund affiliated with B. Riley Asset Management LLC and Wes Cummins, a director of the Company, to issue to them 2,120,141 American Depositary Shares at a price of $2.83 per ADS for a total capital increase of $6.0 million.
On April 22, 2024, we issued an Unsecured Promissory Note with a principal amount of $5,000,000 to 272 Capital
Master Fund, Ltd. The transaction closed on April 24, 2024.
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
Restricted Shares, Stock Options, and Warrants
Since our inception, we have granted restricted shares, stock options and warrants to purchase our shares to certain of our executive officers and to our non-employee directors and directors who are permitted by their employers to receive warrants. For more information about our option and warrant plans see “Item 6. B—Compensation—Equity Plans”.

C.	Interests of Experts and Counsel
Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information
Consolidated Financial Statements
We have appended our consolidated financial statements at the end of this annual report, starting at page F-1, as part of this annual report.
Legal Proceedings
The Company was sued in three lawsuits in the United States District Court for the district of Minnesota by a company called Bell Semiconductor, LLC (“Bell”), accusing the Company of infringing certain U.S. Patents by the Company's use of certain design tools. In Bell Semiconductor, LLC v. Sequans Communications, SA et al, Case No. 0-22-cv-02106 (DMN), filed August 26, 2022, Bell accused the Company of infringing U.S. Patent Nos. 7,149,989 and 7, 260,803. In Bell Semiconductor, LLC v. Sequans Communications, SA et al, Case No. 0-22-cv-02344 (DMN), filed September 23, 2022, Bell accused the Company of infringing U.S. Patent Nos. 6,436,807 and 7,007,259. In Bell Semiconductor, LLC v. Sequans Communications, SA et al, Case No. 0-22-cv-02660 (DMN), filed October 21, 2022, Bell accused the Company of infringing U.S. Patent Nos. 7,231,626 and 7,396,760. The Company filed motions to dismiss in each case. In August 2023, Bell entered into a settlement agreement with supplier of the design tools that Bell asserts infringe the Patents and the three lawsuits against the Company were dismissed. The supplier of the design tools indemnified the Company for all the costs to defend and/or settle the lawsuits. the lawsuits were dismissed in August 2023.
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
No significant changes have occurred since December 31, 2023, except as otherwise disclosed in this annual report.

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
Based on the character of our gross income and the average value of our passive assets relative to the gross value of our assets for the taxable year ended December 31, 2023, we do not believe we were a PFIC for 2023. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2024 or any other future year until after the close of that year. While we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of the ADSs has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether we are a PFIC, there can be no assurance that we will not be a PFIC for any taxable year.
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
•the U.S. Holder is not multi-resident and is considered as a U.S. resident under the U.S. Treaty;
•the U.S. Holder does not hold the ADSs through a non-U.S. based pass-through entity; and
•the U.S. Holder does not receive dividend, capital gains or other payments on the ADSs on an account located in a Non-cooperative State as defined in Article 238-0 A of the French General Tax Code and as mentioned in a list published by the French tax authorities as amended from time to time (punitive tax measures targeting Non-cooperative States apply as from the beginning of the third month following the inclusion of a jurisdiction on the list).
A U.S. Holder to whom all the above requirements apply will be hereafter defined as a Qualifying U.S. Holder.
This description is relevant only to holders of ADSs who are Qualifying U.S. Holders.
For purposes of the U.S. Treaty Qualifying U.S. Holders of ADSs will be treated as the owners of Company’s ordinary shares represented by such ADSs.
Special rules apply to U.S. expatriates, trusts, insurance companies, pass-through entities and investors in such entities, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax and securities broker-dealers, among others. Those special rules are not discussed in this annual report and the below rules may not apply.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk
We had cash and cash equivalents and short-term investments totaling $4.8 million, $10.7 million and $5.7 million, at December 31, 2021, 2022 and 2023, respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. Short-term investments are investments in deposits or money market funds with terms greater than 90 days but less than one year. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2023 would not have a material effect on interest income.
Foreign Currency Risk
We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, based on the weighted average rate of exchange in our financial statements for the year ending December 31, 2023, we estimate the impact, in absolute terms, on operating expenses and on financial liabilities for 2023, would have been $4.2 million.

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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2023, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
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
Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework).
Based on our assessment, management believes that as of December 31, 2023 our internal control over financial reporting is effective based on these criteria.
The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young Audit, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2023, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sequans Communications S.A.:

Opinion on Internal Control Over Financial Reporting
We have audited Sequans Communications S.A.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sequans Communications S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021, 2022 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated May 15, 2024 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

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
May 15, 2024

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
Item 16C. Principal Accountant Fees and Services
Ernst & Young Audit has served as our independent registered public accounting firm for 2022 and 2023. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2022	2023
	(euros in thousands)
Audit Fees	€582	€555
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	€582	€555
“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents, provision of comfort letters, and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. There were no “Tax Fees” or “Other Fees” billed or paid during 2022 or 2023.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policy
The Company has adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, officers, employees and other persons in a special relationship with the Company. A copy of our insider trading policy is included as an exhibit to this Annual Report.
Item 16K. Cybersecurity
Cybersecurity Risk Management and Strategy
We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Form 20-F, Part II, Item 16K(a). These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks.
We also maintain an incident response plan to coordinate the activities we take to protect against, detect, respond to and remediate cybersecurity incidents, as such term is defined in Form 20-F, Part II, Item 16K(a), as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.
We have implemented several cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess, and manage material risks, as well as to test and improve our incident response plan. Our approach includes, among other things:
• conducting regular network and endpoint monitoring designed to identify threat risks on our information systems, as such term is defined in Form 20-F, Part II, Item 16K(a);

• performing RBAC (role based access control) to groups of employees by isolating assets of each group, applying minimal rights for each group and ensuring that assets are not accessible from public network but only via a VPN;
• using basic open source software to detect intrusions;
• implementing disaster recovery procedures and multiple site redundancy;
• introduction in 2023 of new tools, applications, policies and cyber procedures based on a transition to Microsoft 365 efor mails, files sharing and communication of essential assets and to Teams with Microsoft 365 Standard Security providing a baseline protection profile that protects against spam, phishing, and malware threats; and
• general policy and practice requiring employees, as well as third-parties who provide services on our behalf, to treat customer information and data with care.
These approaches vary in maturity across the business and we work to continually improve them.
Our process for identifying and assessing material risks from cybersecurity threats operates alongside our broader overall risk assessment process, covering all company risks. As part of this process appropriate disclosure personnel will collaborate with subject matter specialists, as necessary, to gather insights for identifying and assessing material cybersecurity threat risks, their severity, and potential mitigations.
As part of the above approach and processes, we regularly engage with auditors to help identify areas for continued focus, improvement and/or compliance.
In our risk factors, we describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. See our risk factor disclosures at Item 3D of this Annual Report on Form 20-F.
In the last three fiscal years, we have not experienced any material cybersecurity incidents and the expenses we have incurred from cybersecurity incidents were immaterial. This includes penalties and settlements of which there were none.
Cybersecurity Governance
Cybersecurity is an important part of our risk management processes and an area of increasing focus for the Company's board of directors (the “Board”) and management.
As part of our entire Board’s operational risk management responsibilities, the Board provides oversight of risks from cybersecurity threats. The Audit Committee has been designated with the responsibility to regularly review the Company’s processes and procedures around managing cybersecurity threat risks and cybersecurity incidents. At least semi-annually, the Audit Committee receives an overview from management of our cybersecurity threat risk management and strategy processes covering topics such as data security posture, results from third-party assessments, progress towards pre-determined risk-mitigation-related goals, our incident response plan, and cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks.
Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our Director of Information Systems (DIS), who has over 34 years of work experience in various roles in computer science and enterprise/solution/software architecture.
Throughout his career, our DIS has served in pivotal roles in our and other companies, including as Chief Information Officer, overseeing strategic initiatives and driving technological advancements. Notably, he led the implementation of security solutions for a public university with over 75,000 students and 3,000 teachers, ensuring robust protection of sensitive data. His expertise spans enterprise and systems architecture, software engineering, database management, and end-user computing, aligning closely with the multifaceted demands of modern cybersecurity. He has navigated complex regulatory landscapes, ensuring compliance with industry standards and regulatory requirements. His academic background as a lecturer, reinforced by practical experience, includes a Bachelor of Science and Master of Science degrees in Engineering from the French École Nationale Supérieure d'Electrotechnique, d'Electronique, d'Informatique, d'Hydraulique et des Télécommunications (ENSEEIHT), providing a strong foundation for addressing the evolving challenges of information security and cybersecurity strategy.
These members of management are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above.

PART III
Item 17. Financial Statements
See pages F-1 through F-60 of this annual report.
Item 18. Financial Statements
Not applicable.
Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	By-laws (statuts) of Sequans Communications S.A. effective March 5, 2024 (English translation)
2.2	Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on November 16, 2020)
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)
2.4	Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 1934 (incorporated by reference to Exhibit 2.4 to Sequans Communications S.A.’s Annual Report on Form 20-F filed with the SEC on March 31, 2022)
2.5	Amendment to amended and restated Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit B to the Form F-6 filed by Sequans Communications S.A. with the SEC on September 11, 2023).
4.1(a)	Stock Option Subscription Plan—2013-1 (incorporated by reference to Exhibit 4.1(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)
4.1(b)	Stock Option Subscription Plan—2014-1 (incorporated by reference to Exhibit 4.1(d) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)
4.1(c)	Stock Option Subscription Plan—2015-1 (incorporated by reference to Exhibit 4.1(e) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.1(d)	Stock Option Subscription Plan—2016-1 (incorporated by reference to Exhibit 99.1 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.1(e)	Stock Option Subscription Plan—2017-1 (incorporated by reference to Exhibit 99.1 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.1(f)	Stock Option Subscription Plan—2018 (incorporated by reference to Exhibit 99.1 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.1(g)	Stock Option Subscription Plan 2019 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.1(h)	Stock Option Subscription Plan 2020 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020
4.1(i)	Stock Option Subscription Plan 2021 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.1(j)	Stock Option Subscription Plan 2022 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022
4.2(a)	BSA 2013-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 4.2(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014)
4.2(b)	BSA Subscription Plan—2014-1 (incorporated by reference to Exhibit 4.2(d) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)
4.2(c)	BSA (Warrants) Issuance Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 4.12 to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 21, 2015)
4.2(d)	BSA (Warrants) Issuance Agreement, dated June 29, 2015 (incorporated by reference to Exhibit 4.17 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)

Exhibit Number	Description of Exhibit
4.2(e)	BSA (Warrants) Subscription Plan 2016-1 (incorporated by reference to Exhibit 99.3 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(f)	BSA (Warrants) Subscription Plan 2016-2 (incorporated by reference to Exhibit 99.4 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(g)	BSA (Warrants) Issuance Agreement, dated June 28, 2016 (incorporated by reference to Exhibit 99.5 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(h)	BSA (Warrants) Subscription Plan 2017-1 (incorporated by reference to Exhibit 99.5 to Registration No. 333-219430)
4.2(i)	BSA (Warrants) Subscription Plan 2017-2 (incorporated by reference to Exhibit 99.6 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.2(j)	BSA (Warrants) Issuance Agreement, dated June 30, 2017 (incorporated by reference to Exhibit 99.5 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.2(k)	BSA 2018-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(l)	BSA 2018-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(m)	BSA (Warrants) Issuance Agreement, dated June 29, 2018 (incorporated by reference to Exhibit 99.6 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(n)	BSA 2019-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.2(o)	BSA 2019-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.2(p)	BSA (Warrants) Issuance Agreement, dated July 1, 2019 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.2(q)	BSA 2020-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(r)	BSA 2020-2 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(s)	BSA (Warrants) Issuance Agreement, dated June 29, 2020 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(t)	Partner Warrants 2021-1 Issuance Agreement 2021 (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.2(u)	Partner Warrants 2021-2 Issuance Agreement 2021 (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.2(v)	Director Warrants Issuance Agreement, Dated June 25, 2021 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.2(w)	Partner Warrants 2022-1 Issuance Agreement 2021 (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)
4.2(x)	Partner Warrants 2021-2 Issuance Agreement 2021 (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 20222
4.2(y)	Director Warrants Issuance Agreement, Dated June 24, 2022 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)
4.2(z)*	Director Warrants Issuance Agreement, Dated June 27, 2023

Exhibit Number	Description of Exhibit
4.2(aa)*	Partner Warrants 2023-1 Issuance Agreement 2023
4.3(a)	Restricted Share Award Plan 2019-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.3(b)	Restricted Share Award Plan 2019-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.3(c)	Restricted Share Award Plan 2020-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020
4.3(d)	Restricted Share Award Plan 2020-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020
4.3(e)	Restricted Share Award Plan 2021-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.3(f)	Restricted Share Award Plan 2021-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.3(g)	Restricted Share Award Plan 2022-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)
4.3(h)	Restricted Share Award Plan 2022-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)
4.3(i)*	Restricted Share Award Plan 2023-1
4.4(a)	Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated September 14, 2015 (English translation) (incorporated by reference to Exhibit 4.15 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.4(b)	Interest-Free Innovation Loan Agreement by and between Bpifrance Financement and Sequans Communications S.A., dated August 17, 2015 (English translation) (incorporated by reference to Exhibit 4.16 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.4(c)
COVID-19 economic support loan agreement by and between Bpifrance Financement and Sequans Communications S.A. dated April 30, 2020 (English translation) (incorporated by reference to Exhibit 4.4(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 1, 2021

4.5(a)	Warrant Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated September 27, 2018 (incorporated by reference to Exhibit 4.4 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on October 30, 2018)
4.5(b)	Convertible Note Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated August 16, 2019 (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on August 21, 2019)
4.5(c)	Convertible Promissory Note issued by Sequans Communications S.A. to Nokomis Capital Master Fund, LP on August 16, 2019 (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on August 21, 2019)
4.5(d)	Amendment No 1 to the Convertible Note Agreement dated August 16, 2019 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed withe the SEC on March 30, 2020)
4.5(e)	Amendment No 1 to the Warrant Agreement dated September 27, 2018 by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP dated March 20, 2020 (incorporated by reference to Exhibit 4.6 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on March 30, 2020)
4.5(f)	Warrant Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated August 16, 2022 (incorporated by reference to Exhibit 4.5 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023
4.5(g)*	Warrant Agreement by and between Sequans Communications S.A. and Nokomis Capital Master Fund, LP, dated August 16, 2023
4.6	Warrant Issue Agreement by and between Sequans Communications S.A. and Harbert European Growth Capital Fund II, SCSp (incorporated by reference to Exhibit 4.9 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on October 30, 2018)

Exhibit Number	Description of Exhibit
4.7	Consultancy Services Agreement between Sequans Communications S.A. and ABLE FRANCE dated March 1, 2021 (incorporated by reference to Exhibit 4.9 to Sequans Communications S.A.'s Annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 1, 2021)
4.8(a)	Securities Purchase Agreement by and between Sequans Communications S.A. and Lynrock Lake Master Fund LP (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.'s Report on Form 6-K filed with the SEC on April 12, 2021)
4.8(b)	Convertible Promissory Note issued by Sequans Communications S.A. to Lynrock Lake Master Fund LP (incorporated by reference to Exhibit 4.2 to Sequans Communications S.A.'s Report on Form 6-K filed with the SEC on April 12, 2021)
4.8(c)	Memorandum of Understanding, dated August 4, 2023 by and between Sequans Communications S.A and Renesas Electronics Corporation (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by Sequans Communications S.A with the SEC on August 7, 2023).
4.8(d)	Amendment No. 1 to Memorandum of Understanding, dated September 2, 2023, by and between Sequans Communications S.A. and Renesas Electronics Corporation (incorporated by reference to Exhibit 99 (D)(2) of the Form SC 13E3 filed by Sequans Communications S.A with the SEC on September 11, 2023).
4.8(e)	Amendment No. 2 to Memorandum of Understanding, dated December 4, 2023, by and between Sequans Communications S.A. and Renesas Electronics Corporation (incorporated by reference to Exhibit 99 (D)(14) of the Form SC TO-T/A filed by Sequans Communications S.A with the SEC on December 5, 2023).
4.8(f)	Amendment No. 3 to Memorandum of Understanding, dated January 5, 2024, by and between Sequans Communications S.A. and Renesas Electronics Corporation (incorporated by reference to Exhibit 99 (D)(18) of the Form SC TO-T/A filed by Sequans Communications S.A with the SEC on January 5, 2024).
4.8(g)	Security Purchase Agreement by and Sequans Communications S.A. and Renesas Electronics America Inc. (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.'s Report on Form 6-K/A filed with the SEC on November 13, 2023 )
4.8(h)	Security Purchase Agreement by and Sequans Communications S.A. and Renesas Electronics America Inc. (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.'s Report on Form 6-K filed with the SEC on January 5, 2024)
4.8(i)	Security Purchase Agreement by and Sequans Communications S.A. and Renesas Electronics America Inc. (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.'s Report on Form 6-K filed with the SEC on February 13, 2024)
4.8(j)	Unsecured Promissory Note by and between Sequans Communications S.A. and 272 Capital Master Fund, Ltd (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.'s Report on Form 6-K filed with the SEC on April 25, 2024)
8.1*	List of Subsidiaries
11.1*	Corporate Insider Trading Policy
12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Audit, independent registered public accounting firm
97.1*	Compensation Recovery Policy

*	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman
Date: May 15, 2024

Sequans Communications S.A.
Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sequans Communications S.A.:

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. (the Company) as of December 31, 2021, 2022 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2022 and
2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 15, 2024 expressed an unqualified opinion thereon.

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

Accounting for Lynrock and Nokomis convertible notes
Description of the Matter	As described in Note 14.1 to consolidated financial statements, the Company entered into a convertible note agreement in the principal amount of $40 million with Lynrock Lake Master Fund LP (“Lynrock convertible notes”). The Company also has convertible notes with Nokomis Capital, LLC (“Nokomis convertible notes”) The Lynrock convertible notes and Nokomis convertible notes (collectively “the convertible notes”) have been accounted for as compound financial instruments with a liability component and an embedded derivative whose fair values were $52.3 million and $3.0 thousand, respectively, at December 31, 2023. The embedded derivative is accounted for as a liability, with changes in fair value recorded as financial income or loss at each statement of financial position date.
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

Paris-La Défense, France

May 15, 2024

Sequans Communications S.A.
Consolidated Statements of Operations

		Year ended December 31,
	Note	2021	2022	2023
		(in thousands, except share, ADS and per share and ADS amounts)
Revenue:
Product revenue		$30,410	$22,974	$8,060
License and services revenue		20,469	37,577	25,556
Total revenue	3	50,879	60,551	33,616
Cost of revenue	4.2	23,690	17,671	9,476
Gross profit		27,189	42,880	24,140
Operating expenses:
Research and development	4.4	26,414	26,610	26,124
Sales and marketing		9,049	10,027	11,861
General and administrative		10,045	10,082	15,993
Total operating expenses	4.2	45,508	46,719	53,978
Operating income (loss)		(18,319)	(3,839)	(29,838)
Financial income (expense):
Interest expense	4.1	(11,329)	(10,925)	(11,409)
Interest income	4.1	47	68	176
Impact of debt reimbursement	14.1	5,177	—	—
Convertible debt amendments	14.1	—	476	247
Change in fair value of convertible debt derivative	14.1	3,848	6,878	3,200
Foreign exchange gain (loss), net	4.1	938	1,082	(692)
Loss before income taxes		(19,638)	(6,260)	(38,316)
Income tax expense (benefit)	5	625	2,748	2,674
Net loss		$(20,263)	$(9,008)	$(40,990)
Attributable to:
Shareholders of the parent		$(20,263)	$(9,008)	$(40,990)
Basic earnings (loss) per ordinary share	6	$(0.14)	$(0.05)	$(0.18)
Diluted earnings (loss) per ordinary share	6	$(0.14)	$(0.05)	$(0.18)
Weighted average number of shares used for computing:
Basic per ordinary share		146,691,784	184,587,104	225,183,996
Diluted per ordinary share		146,691,784	184,587,104	225,183,996
Basic earnings (loss) per ADS		$(0.55)	$(0.20)	$(0.73)
Diluted earnings (loss) per ADS		$(0.55)	$(0.20)	$(0.73)
Weighted average number of ADS used for computing:
Basic per ADS		36,672,946	46,146,776	56,295,999
Diluted per ADS		36,672,946	46,146,776	56,295,999

Sequans Communications S.A.
Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Loss for the year	$(20,263)	$(9,008)	$(40,990)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent years :
Net gain (loss) on cash flow hedge	(129)	202	(76)
Exchange differences on translation of foreign operations	157	(638)	97
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	28	(436)	21
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years :
Re-measurement gains (losses) on defined benefit plans	(33)	71	(46)
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years	(33)	71	(46)
Total other comprehensive income (loss)	(5)	(365)	(25)
Total comprehensive loss	$(20,268)	$(9,373)	$(41,015)
Attributable to:
Shareholders of the parent	$(20,268)	$(9,373)	$(41,015)
Non-controlling interests	—	—	—
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Financial Position

		At December 31,
	Note	2021	2022	2023
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	7	$8,010	$8,489	$6,815
Intangible assets	8	37,984	48,705	64,300
Deposits and other receivables	20.1	2,311	783	801
Other non-current financial assets	20.1	357	337	360
Total non-current assets		48,662	58,314	72,276
Current assets:
Inventories	9	6,433	9,387	6,335
Trade receivables	10	13,622	8,494	8,115
Contract assets	10	789	176	497
Prepaid expenses		2,108	1,399	1,422
Other receivables		7,252	5,799	4,958
Research tax credit receivable	4.4	5,863	4,515	9,864
Short-term deposits	11	—	5,000	—
Cash and cash equivalents	11	4,835	5,671	5,705
Total current assets		40,902	40,441	36,896
Total assets		$89,564	$98,755	$109,172
EQUITY (DEFICIT) AND LIABILITIES
Equity (deficit):
Issued capital, euro 0.01 nominal value, 246,262,004 ordinary shares issued and outstanding at December 31, 2023 (193,426,478 at December 31, 2022 and 151,419,322 at December 31, 2021 with euro 0.02 nominal value)	12	$3,687	$2,306	$2,878
Share premium	12	298,389	2,418	14,568
Other capital reserves	13-14	57,198	62,870	70,261
Accumulated deficit		(383,554)	(65,099)	(93,362)
Other components of equity		(26)	(391)	(416)
Total equity (deficit)		(24,306)	2,104	(6,071)
Non-current liabilities:
Government grant advances and loans	16	9,354	6,235	3,256
Convertible debt	14	36,373	43,455	—
Convertible debt embedded derivative	14	10,081	3,203	—
Lease liabilities	15	3,373	2,278	1,645
Provisions	17	2,137	2,196	2,222
Trade payables	19	964	1,788	—
Deferred tax liabilities	19	138	258	264
Contract liabilities	19	2,706	404	—
Total non-current liabilities		65,126	59,817	7,387
Current liabilities:
Trade payables	18	13,916	9,342	16,281
Interest-bearing financing of receivables	14	9,518	7,723	9,544
Convertible debt	14	—	—	52,278
Convertible debt embedded derivative	14	—	—	3
Lease liabilities	15	1,247	1,291	1,471
Unsecured related party loan	14	—	—	8,922
Government grant advances and loans	16	6,206	4,159	4,606
Other current liabilities and provisions	18	9,180	8,355	8,899
Contract liabilities	18	8,677	5,964	5,852
Total current liabilities		48,744	36,834	107,856
Total equity and liabilities		$89,564	$98,755	$109,172

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity (deficit)
	Shares	Amount
	(Note 12)	(Note 12)	(Note 12)	(Notes 13 and14)
	(in thousands, except share and per share amounts)
At January 1, 2021	133,934,090	$3,269	$276,560	$46,677	$(363,291)	$(219)	$198	$(36,806)
Loss for the year					(20,263)			(20,263)
Re-measurement gains (losses) on defined benefit plans							(33)	(33)
Foreign currency translation						157		157
Net loss on cash flow hedge							(129)	(129)
Total comprehensive income (loss)					(20,263)	157	(162)	(20,268)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	2,985,200	70	68					138
Issue of shares in connection with a private placement with Lynrock on April 2021 (Note 12)	7,272,724	173	9,827					10,000
Conversion of convertible debts (Note 14.1)	7,227,308	175	12,111	5,386				17,672
Transaction costs			(177)					(177)
Share-based payments				5,135				5,135
At December 31, 2021	151,419,322	$3,687	$298,389	$57,198	$(383,554)	$(62)	$36	$(24,306)
Loss for the year					(9,008)			(9,008)
Re-measurement gains (losses) on defined benefit plans							71	71
Foreign currency translation						(638)		(638)
Net gain on cash flow hedge							202	202
Total comprehensive income (loss)					(9,008)	(638)	273	(9,373)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	3,441,468	48	(48)					—
Issue of shares in connection with a private placement with Renesas on January 2022 (Note 12)	7,899,020	179	9,102					9,281
Issue of shares in connection with the public offering of March 2022 (Note 12)	30,666,668	675	22,325					23,000
Transaction costs			(2,170)					(2,170)
Change in nominal value		(2,283)	2,283					—
Incorporation of losses			(327,463)		327,463			—
Warrants issued to Nokomis in August 2022				195				195
Share-based payments				5,477				5,477
At December 31, 2022	193,426,478	$2,306	$2,418	$62,870	$(65,099)	$(700)	$309	$2,104
Loss for the year					(40,990)			(40,990)
Re-measurement gains (losses) on defined benefit plans							(46)	(46)

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

Foreign currency translation						97		97
Net loss on cash flow hedge							(76)	(76)
Total comprehensive income (loss)					(40,990)	97	(122)	(41,015)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	5,520,010	60	(60)					—
Issue of shares in connection with a private placement on April 2023 (Note 12)	38,834,952	423	19,577					20,000
Issue of shares in connection with a private placement on September 2023 (Note 12)	8,480,564	89	5,911					6,000
Transaction costs			(551)					(551)
Incorporation of losses			(12,727)		12,727			—
Bridge loans from related party				205				205
Warrants issued to Nokomis in August 2022				82				82
Share-based payments				7,104				7,104
At December 31, 2023	246,262,004	$2,878	$14,568	$70,261	$(93,362)	$(603)	$187	$(6,071)

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2021	2022	2023
		(in thousands)
Operating activities:
Loss before income taxes		$(19,638)	$(6,260)	$(38,316)
Non-cash adjustment to reconcile profit (loss) before tax to net cash used in operating activities:
Amortization and impairment of property, plant and equipment	7	3,354	3,979	4,594
Amortization and impairment of intangible assets	8	7,199	8,036	7,348
Share-based payment expense	4.3	5,135	5,477	7,104
Increase (Decrease) in provisions		461	207	(97)
Interest expense, net		11,285	10,857	11,233
Change in the fair value of convertible debt embedded derivative	14.1	(3,848)	(6,878)	(3,200)
Impact of debt reimbursement		(5,177)	—	—
Convertible debt amendments	14.1	—	(476)	(247)
Foreign exchange loss (gain)		(1,034)	(394)	741
Loss (gain) on disposal of property, plant and equipment		48	24	—
Bad debt expense	10	65	—	—
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivables		1,366	6,660	(41)
Decrease (Increase) in inventories		(208)	(2,954)	3,052
Decrease (Increase) in research tax credit receivable		(3,682)	(1,556)	(3,204)
Increase (Decrease) in trade payables and other liabilities		4,693	(6,970)	7,252
Increase (Decrease) in contract liabilities		(6,791)	(6,171)	(199)
Increase (Decrease) in government grant advances (1)		(1,387)	(2,456)	(1,080)
Income tax paid		(346)	(2,964)	(2,201)
Net cash flow used in operating activities		$(8,505)	$(1,839)	$(7,261)
Investing activities:
Purchase of intangible assets and property, plant and equipment	7-8	$(9,544)	$(7,169)	$(5,457)
Capitalized development expenditures		(19,375)	(15,494)	(24,115)
Sale (Purchase) of financial assets		(1,694)	1,548	(41)
Decrease (Increase) of short-term deposit		10,900	(5,000)	5,000
Interest received		47	68	176
Net cash flow used in investments activities		$(19,666)	$(26,047)	$(24,437)
Financing activities:
Public and private equity offering proceeds, net of transaction costs paid		$9,852	$30,111	$25,450
Proceeds from issue of warrants and exercise of stock options/warrants granted under share-based payment plans, net of transaction costs		138	—	—
Proceeds from (repayment of) interest-bearing receivables financing, net	14.3	21	3,046	1,483
Proceeds from interest-bearing research project financing	16.2	—	—	545
Proceeds from related party loans	14.2	—	—	9,000
Proceeds from convertible debt, net of transaction cost	12-14.1	39,682	—	—
Repayment of venture debt	14.2	(7,869)	—	—
Repayment of government loans	16.3	(469)	(958)	(1,126)
Repayment of convertible debt and accrued interest	14.1	(8,750)	—	—
Repayment of interest-bearing research project financing	16.2	(804)	(812)	(939)
Payment of lease liabilities		(1,063)	(1,205)	(1,321)
Interest paid		(5,310)	(1,467)	(1,356)
Net cash flows from financing activities		$25,428	$28,715	$31,736
Net increase (decrease) in cash and cash equivalents		(2,743)	829	38
Net foreign exchange difference		4	7	(4)
Cash and cash equivalents at January 1		7,574	4,835	5,671
Cash and cash equivalents at period end	11	$4,835	$5,671	$5,705

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
The Consolidated Financial Statements are presented in U.S. dollars.
The Consolidated Financial Statements for the year ended December 31, 2023 have been prepared on a going concern assumption. During 2021, 2022 and 2023, we financed our operations primarily through proceeds from the issue of shares through public offerings and private placements (2021, $9.9 million; 2022, $30.1 million; 2023, $25.5 million), bridge loans ($9.0 million in 2023) and convertible notes (2021, $39.7 million). We experienced net losses of $20.3 million, $9.0 million and $41.0 million in 2021, 2022 and 2023, respectively. At December 31, 2023, our accumulated deficit was $93.4 million and we had negative working capital of $71.0 million. We expect to continue to incur significant expense related to the development of our 4G and 5G products and expansion of our business, including research and development and sales and administrative expenses. In addition, we will incur expense to meet our commitments to our customers under various purchase orders and contracts. The Company will be required to obtain additional financing, including through a combination of government research and development funding, strategic licensing and/or service agreements, or additional equity, debt offerings or bridge loans, to meet these cash flow needs.
The Company’s internal cash forecast which is built from sales forecasts by products and by customer, assumes a slightly increasing operating cost structure, ongoing and new government funding of research programs and ongoing and new strategic funding activities. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. In addition, the Company's forecasts of cash proceeds from revenues could be adversely impacted if customers delay or reduce purchases.
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

Statement of compliance
The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ended December 31, 2023. Comparative figures are presented for December 31, 2021 and 2022.
The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.
The Consolidated Financial Statements of the Company as of and for the years ended December 31, 2021, 2022 and 2023 have been authorized for issue in accordance with a resolution of the board of directors on April 30, 2024.
Basis of consolidation
The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries as of and for the years ended December 31, 2023, 2022 and 2021:

Name	Country of incorporation	Year of incorporation	% equity interest
Sequans Communications Ltd.	United Kingdom	2005	100
Sequans Communications Inc.	United States	2008	100
Sequans Communications Ltd. Pte.	Singapore	2008	100
Sequans Communications Israel (2009) Ltd.	Israel	2009	100
Sequans Communications Finland Oy	Finland	2020	100
Sequans Communications SAS	France	2023	100
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full. The subsidiaries have been fully consolidated from their date of incorporation.
2.2. Changes in accounting policy and disclosures
New and amended standards and interpretations
The accounting policies used in 2023 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2023:
•Amendments to IAS 1: Classification of Liabilities as Current or Non-current: In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The Company adopted the amendments effective for annual reporting periods beginning on or after January 1, 2022. Adoption of these amendments had no material impact on the Consolidated Financial Statements.
•Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies: In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The amendments had no material impact on the Company.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
•Amendments to IAS 8: Definition of Accounting Estimates: In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates'. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed. The amendments had no material impact on the Company.
• Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction: In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability should also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations. The amendments had no material impact on the Company.
Standards issued but not yet effective
Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective:
•Amendments to IFRS 16: Lease Liability in a Sale and Leaseback. In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed.The amendments are not expected to have a material impact on the Company’s financial statements.

•Amendments to IAS 1: Classification of Liabilities as Current or Non-current. In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:
–What is meant by a right to defer settlement
–That a right to defer must exist at the end of the reporting period
–That classification is unaffected by the likelihood that an entity will exercise its deferral right
–That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification
In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.
The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The Company is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

•Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7. In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but will need to be disclosed. The amendments are not expected to have a material impact on the Company’s financial statements.

COVID-19
Management has considered what effect the COVID-19 pandemic has on the amounts recognized in the financial statements. Management has identified potential risks related to the impact on the production of the Company's products, on the Company's ability to source components required for production and on the demand for the Company's products by customers impacted by the pandemic. In the year ended December 31, 2021, the primary impacts on operations of the COVID-19 pandemic were increased product demand in the broadband IoT business, increases in certain costs related to a temporary shortage of components, and delays in growth in product revenues in the massive IoT business due to the limits

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
placed on production capacity driven by the component shortages. During 2022 and 2023, the Company did not identify any direct impact of the pandemic on its business. As of December 31, 2023, the Company has not identified any impact on its assets and liabilities.

Russian invasion in Ukraine
While the Company's key engineering competencies are performed in-house, primarily in France, the United Kingdom, Israel and the United States, the Company outsources some application software development and testing activities to an independent third-party provider of engineering services. The Company works with a dedicated team of 48 software engineers based in Kyiv, Ukraine. If the Russian invasion of Ukraine is protracted or if Ukraine experiences further political instability, these engineers may be unable to work for a sustained period of time, which could adversely impact the research and development operations. The Company has developed a contingency plan if the engineers in Kyiv are unable to continue working on their projects for us for a sustained period of time, but if the contingency plan is not effective or sanctions are imposed that prevent the Company from conducting business in Ukraine, the Company could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on its revenues. During 2022 and 2023, the Ukraine team was able to work effectively and the Company did not identify any direct impact from the situation on its business. As of December 31, 2023, the Company has not identified any impact on its assets and liabilities.

2.3. Material accounting policies
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
The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD) and the New Israeli shekel (NIS):

	USD/EUR	USD/GBP	USD/SGD	USD/NIS
December 31, 2021
Average rate	1.1835	1.3761	0.7444	0.3097
Closing rate	1.1326	1.3479	0.7413	0.3221
December 31, 2022
Average rate	1.0539	1.2372	0.7255	0.2980
Closing rate	1.0666	1.2026	0.7459	0.2840
December 31, 2023
Average rate	1.0816	1.2435	0.7447	0.2716
Closing rate	1.1050	1.2714	0.7573	0.2763

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
The costs associated with these arrangements are recognized as incurred. Revenue from development contracts where no related direct costs were identified amounted to $214,000 for the year ended December 31, 2023 ($236,000 in 2022 and no direct cost in 2021).
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
As of December 31, 2023, the transaction price allocated to the unsatisfied or partially unsatisfied performance obligations was $88,000 and is expected to be recognized in the 2024.
As of December 31, 2022, the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) was $1,643,000 for which $1,276,000 was expected to be recognized in the next year and $367,000 in the years after, excluding the amounts related to the development service contract entered into in October 2019, described under note 19.
As of December 31, 2021, the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) was $4,273,000 for which $4,017,000 was expected to be recognized in the next year and $256,000 in the year after, excluding the amounts related to the development service contract entered into in October 2019, described under note 19.

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
Revenue recognized in the current period from amounts included in deferred revenue at the beginning of the year was $190,000, $271,000 and $765,000 for 2023, 2022 and 2021, respectively (See Note 19 Other non-current liabilities and Note 18 trade payables and other current liabilities).
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
Beginning in 2015, certain development costs incurred at the end of the product development cycle when the criteria for capitalization are met, became material as the Company began making its product available on more operator networks which require significant testing and qualification work in order to finalize the product for sale on that network. In 2021, the Company capitalized costs for the development of the chipsets for LTE NB-IoT (the Monarch 2). In 2021, 2022 and 2023, the Company also capitalized costs for the development for LTE Category 1 and the development of the 5G chipsets. The intangible assets are tested for impairment annually. (See Notes 4.4 and 8 to the Consolidated Financial Statements).
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
Financial income and expense
Financial income and expense include:
•interest expense related to accounts receivable financing, the debt component of convertible debt, bridge loans, government loans, lease contracts, upfront payments, financing components of customer contracts and a supplier payable with extended payment terms;
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
On March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 notes which have two options. Each option will give the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) will stay at 7% but the holder will be granted a warrant for 10% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK will be adjusted to 9.5%, the previous warrants granted on the first option exercise will be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK will be adjusted to 13.5%, and the holder will be granted an additional warrant for 20% of the value of the note with a three year term, at an

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
exercise price of 20% premium above 20-day VWAP. If at any time, the holder converts a note prior to the date of April 2022, it will receive an extra year’s worth of PIK so as to incentivize early conversion. In consideration for entering into the amendments, the warrants that noteholder owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
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
On August 15, 2022, the Company elected to exercise the first option of the amendment signed on March 20, 2020 to extend the maturity of the convertible note issued in August 2019 to August 16, 2023. On August 15, 2023, the Company elected to exercise the second option of the amendment to extend the maturity of the convertible note to April 16, 2024. This resulted in the extinguishment of the existing note and issuance of a new note for accounting purposes. Therefore, the fair value of the debt just prior to amendment was estimated in order to record a gain on extinguishment in the Consolidated Statement of Operations in “Convertible debt amendments. The amended debt was accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and
•An embedded derivative, which reflects the value of the conversion option.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
In early April 2024, both note holders agreed to stay repayment of the notes until April 26, 2024. In late April, the Company began discussions to extend the standstill agreements, which are still in process as of April 30, 2024.
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
In February 2021, the Company entered into an agreement to finance the 2021 research tax credit as it is earned over the year. The Company transfers to the finance company research tax credit receivable on a quarterly basis. Because there is recourse to the Company for amount not paid by the French tax administration, the Company retains all receivables on its Consolidated Statement of Financial Position until the French tax administration reimburses the finance company. Amounts drawn on the line of credit are reflected in short-term debt and commissions in the Consolidated Statement of Operations as financial expense. In March 2022, the Company entered into another agreement to finance the 2022 research tax credit, and in March 2023, the Company agreed to finance the 2023 research tax credit.
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

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Asia :
China (including Hong-Kong)	$3,509	$24,018	$21,702
Taiwan	14,668	1,066	29
Korea	1,090	8	30
Rest of Asia	898	2,202	62
Total Asia	20,165	27,294	21,823
Germany	4,990	15,525	1,001
United States of America	22,565	16,749	8,666
Rest of world	3,159	983	2,126
Total revenue	$50,879	$60,551	$33,616
Of our total revenue, 96.2% is attributable to international sales for the year ended December 31, 2023 (99.8% for 2022 and 99.6% for 2021).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
The Company categorizes its total revenue based on technology.

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Broadband IoT	$23,699	$36,181	$21,842
Massive IoT	27,180	24,370	11,774
Total revenue	$50,879	$60,551	$33,616
Additionally, the Company categorize its total revenue based on product, license and services revenue.

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Product	$30,410	$22,974	$8,060
License	17,073	31,005	22,997
Development and other services	3,396	6,572	2,559
Total revenue	$50,879	$60,551	$33,616
License revenue includes, in particular, license fees from agreements signed with strategic partners. See Note 19 to these Consolidated Financial Statements.
The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A. and located in France. See Note 20.3 to these Consolidated Financial Statements for information about major customers.

4. Other income and expenses
4.1. Financial income and expenses
Financial income:

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$47	$68	$177
Impact of debt reimbursement (Notes 14.1 and 14.2)	5,177	—	—
Convertible debt amendments (Note 14.1)	—	476	247
Change in fair value of convertible debt derivative (Note 14.1)	3,848	6,878	3,200
Foreign exchange gain	3,032	7,076	1,166
Total financial income	$12,104	$14,498	$4,790
Financial expenses:

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Interest on loans	$7,462	$8,146	$9,584
Interest on lease contracts (see Note 15)	760	571	479
Interest on financing component of long term development services agreement (see Notes 18 and 19)	2,156	966	115
Interest on supplier payable with extended payment terms	173	222	286
Other bank fees and financial charges	778	1,020	946
Foreign exchange loss	2,094	5,994	1,858
Total financial expenses	$13,423	$16,919	$13,268

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
For the year ended December 31, 2023, interest on loans included $9,566,000 related to convertible debt instruments issued in 2021 and 2019, the French government debt financing received in 2020 and bridge loans received in later 2023 (compared with $8,094,000 and $7,334,000 for the years ended December 31, 2022 and 2021, respectively which also included government loans granted in 2015 and convertible debt instruments issued in 2018, 2016 and 2015, and the venture debt issued in 2018 in the year ended December 31, 2021) (See Note 14.1 to the Consolidated Financial Statements).
The net foreign exchange loss of $692,000 for the year ended December 31, 2023 (2022: net foreign exchange gain of $1,082,000; 2021: net foreign exchange gain $938,000) arises primarily from euro-based monetary liabilities.
For the year ended December 31, 2023, a gain of $3,200,000 (2022 : gain of $6,878,000; 2021: gain of $3,848,000) was recognized, related to the change in fair value of the convertible debt embedded derivative (See Note 14.1 to the Consolidated Financial Statements).
For the year ended December 31, 2023, income of $247,000 (2022: gain of $476,000) was recognized related to the impact of the convertible debt amendment (see Note 14.1 to the Consolidated Financial Statements).
For the year ended December 31, 2021, a gain of $5,177,000 was recognized related to the impact of the convertible debts reimbursement (see Note 14.1 to the Consolidated Financial Statements) and of the prepayment in full of the venture debt (see Note 14.2 to the Consolidated Financial Statements).

4.2. Cost of revenue and operating expenses
The tables below present the cost of revenue and operating expenses by nature of expense:

		Year ended December 31,
	Note	2021	2022	2023
		(in thousands)
Included in cost of revenue:
Cost of components		$18,365	$13,102	$5,071
Depreciation and impairment	7	517	428	395
Amortization of intangible assets	8	162	148	118
Wages and benefits		2,306	2,497	2,059
Share-based payment expense	13	58	160	131
Assembly services, royalties and other		2,282	1,336	1,702
		$23,690	$17,671	$9,476

		Year ended December 31,
	Note	2021	2022	2023
		(in thousands)
Included in operating expenses (between gross profit and operating result):
Depreciation and impairment	7	$2,837	$3,551	$4,082
Amortization of intangible assets	8	7,037	7,888	7,346
Wages and benefits		36,684	33,195	36,014
Share-based payment expense	13	5,077	5,317	6,973
Foreign exchange (gains) losses related to hedges of euro		(73)	207	(180)
Other, net		(6,054)	(3,439)	(257)
		$45,508	$46,719	$53,978

4.3. Employee benefits expense

		Year ended December 31,
	Note	2021	2022	2023
		(in thousands)
Wages and salaries		$29,422	$27,115	$28,863
Social security costs and other payroll taxes		9,386	8,408	9,087
Other benefits		167	159	159
Pension costs		15	10	(36)
Share-based payment expenses	13	5,135	5,477	7,104
Total employee benefits expense		$44,125	$41,169	$45,177
The amount recognized as an expense for mandatory social tax contributions amounts to $1,465,000 for the year ended December 31, 2023 ($1,434,000 and $1,398,000 for the years ended December 31, 2021 and 2022, respectively).

4.4. Research and development expense and tax credit receivable
The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria, which was the case for each of the years ended December 31, 2023, 2022 and 2021). Total research tax credit receivable as of December 31, 2023 is $9,714,000, ($5,006,000 relating to tax credits receivables for 2023, $4,460,000 for 2022, $137,000 for 2021 and $111,000 for 2020). Part of the amount was financed in 2023 and the remaining amount is expected to be recovered in 2024 and 2029 in cash (see Note 14.3 to the Consolidated Financial Statements).
The Company also has research tax credits available in the United Kingdom.
In the years ended December 31, 2021, 2022 and 2023, the Company capitalized costs related to the development of chipsets for 5G, and related to certification of various products. In the year ended December 31, 2021, the Company also capitalized costs related to the development of chipsets for LTE NB-IoT (Monarch N/Monarch 2).
The impact of the reduction of research and development expense due to government grants, research tax credit and development costs capitalized was as follows:

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Research and development costs	$52,200	$47,353	$53,018
Research tax credit	(6,328)	(4,622)	(5,374)
Government and other grants	(3,621)	(4,888)	(1,834)
Development costs capitalized (*)	(18,297)	(13,808)	(22,328)
Amortization of capitalized development costs	2,460	2,575	2,642
Total research and development expense	$26,414	$26,610	$26,124
(*) Reflecting reduction for research tax credits of $2,145,000, $1,924,000 and $1,587,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

5. Income tax
The major components of income tax expense are:

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Consolidated Statement of Operations
Current income tax expense	$504	$2,609	$2,683
Deferred income tax expense (benefit)	121	139	(9)
Income tax expense (benefit)	$625	$2,748	$2,674
In the years ended December 31, 2023 and 2022, withholding taxes were retained from a license fee invoiced in China. This withholding was only recoverable the year of the invoicing. As the parent company was in a tax loss position, the amount of $1,875,000 in 2023 and $2,250,000 in 2022 was not recoverable and was recorded in Income tax expense.
A reconciliation of income taxes computed at the French statutory rate 25.00% for the years ended December 31, 2023 and 2022 (26.50% for the year ended December 31, 2021) to the income tax expense (benefit) is as follows:

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Profit (loss) before income taxes	$(19,638)	$(6,260)	$(38,316)
At France’s statutory income tax rate of 26.5% in 2021 and 25% in 2022 and in 2023	(5,204)	(1,565)	(9,579)
Non-deductible share-based payment expense	1,361	1,369	1,776
Tax credits	(1,677)	(1,156)	(1,344)
Impact of the extinguishment of the convertible debts after amendment	—	119	62
Impact of debt reimbursement	1,372	—	—
Permanent differences and other	168	503	(212)
Withholding tax	—	2,250	2,055
Unrecognized benefit of tax losses carryforward	4,605	1,228	9,916
Income tax expense (income)	$625	$2,748	$2,674

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Consolidated Statement of Financial Position			Equity			Consolidated Statement of Operations
	December 31,			December 31,			Year ended December 31,
	2021	2022	2023	2021	2022	2023	2021	2022	2023
	(in thousands)			(in thousands)			(in thousands)
Government loan	(135)	7	(127)	—	—	—	(277)	142	(135)
Intangible assets	(28)	(133)	(120)	—	—	—	21	(105)	13
Cash flow hedge	(2)	(3)	2	—	—	—	(4)	(1)	5
Remeasurement of non-monetary accounts	(171)	(487)	(3)	—	—	—	(899)	(316)	485
Convertible debts and venture debt - liability	—	—	—	—	—	—	(23)	—	—
Other provisions and accruals	(490)	(495)	(962)	—	—	—	(242)	(4)	(468)
From subsidiaries	138	258	264	—	—	—	119	139	(9)
Deferred tax asset not recognized on losses (Loss available for offsetting against future taxable income)	826	1,111	1,210	—	—	—	1,426	284	100
Total	$138	$258	$264	—	$—	$—	$121	$139	$(9)
The changes in deferred tax assets and liabilities were as follows:

	2021	2022	2023
	(in thousands)
At January 1st	$19	$138	$258
Tax expense (income) during the year recognized in Profit or Loss	121	139	(9)
Tax expense (income) during the year recognized in equity	—	—	—
Effect of foreign exchange	(2)	(19)	15
At December 31st	$138	$258	$264
As of December 31, 2023 the Company had accumulated tax losses which arose in France of $402,130,063 that are available for offset against future taxable profits of Sequans Communications S.A within a limit of one million euro per year, plus 50% of the profit exceeding this limit. Remaining unapplied losses would continue to be carried forward indefinitely.
Deferred tax assets were recognized in 2021, 2022 and 2023 only to the extent that deferred tax liabilities existed relating to the same taxable entity, which are expected to reverse in the same period as the asset or into which a tax loss may be carried forward.

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
Basic and diluted earnings (loss) per ADS presented below reflect the ADS ratio in which each ADS represents 4 ordinary shares.

The following reflects the income and share data used in the basic and diluted earnings (loss) per ordinary share and ADS computations:

	Year ended December 31,
	2021	2022	2023
	(in thousands, except share and per share data)
Profit (Loss)	$(20,263)	$(9,008)	$(40,990)
Weighted average number of shares outstanding for basic EPS	146,691,784	184,587,104	225,183,996
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	—	—
Net effect of vesting of restricted stock	—	—	—
Net effect of conversion of convertible notes	—	—	—
Weighted average number of shares outstanding for diluted EPS	146,691,784	184,587,104	225,183,996
Basic earnings (loss) per share	$(0.14)	$(0.05)	$(0.18)
Diluted earnings (loss) per share	$(0.14)	$(0.05)	$(0.18)
ADS outstanding for basic and diluted earnings (loss) per ADS	36,672,946	46,146,776	56,295,999
Basic earnings (loss) per ADS	$(0.55)	$(0.20)	$(0.73)
Diluted earnings (loss) per ADS	$(0.55)	$(0.20)	$(0.73)

7. Property, plant and equipment
Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Right of use	Total
	(in thousands)
Cost:
At January 1, 2021	$1,340	$27,435	$4,006	7,013	$39,794
Additions	16	1,842	373	437	2,668
Disposals	(20)	(415)	(3)	(756)	(1,194)
Reclassification	94	—	(94)	—	—
Exchange difference	7	(20)	60	—	47
At December 31, 2021	1,437	28,842	4,342	6,694	41,315
Additions	15	3,891	222	458	4,586
Disposals	—	(175)	(54)	(73)	(302)
Exchange difference	(35)	(178)	(123)	—	(336)
At December 31, 2022	1,417	32,380	4,387	7,079	45,263
Additions	75	1,812	220	767	2,874
Disposals	—	(2)	(3)	(414)	(419)
Exchange difference	10	107	16	—	133
At December 31, 2023	$1,502	$34,297	$4,620	$7,432	$47,851
Depreciation and impairment:
At January 1, 2021	1,233	23,323	3,694	2,357	30,607
Depreciation charge for the year	45	1,869	181	1,259	3,354
Reclassification	19	—	(19)	—	—
Disposals	(12)	(372)	(3)	(296)	(683)
Exchange difference	1	(15)	41	—	27
At December 31, 2021	1,286	24,805	3,894	3,320	33,305
Depreciation charge for the year	67	2,441	241	1,230	3,979
Disposals	—	(153)	(52)	(73)	(278)
Exchange difference	(20)	(122)	(90)	—	(232)
At December 31, 2022	1,333	26,971	3,993	4,477	36,774
Depreciation charge for the year	41	2,421	198	1,223	3,883
Impairment	—	711	—	—	711
Disposals	—	(2)	—	(414)	(416)
Exchange difference	7	69	8	—	84
At December 31, 2023	$1,381	$30,170	$4,199	5,286	$41,036
Net book value:
At January 1, 2021	$107	$4,112	$312	4,656	$9,187
At December 31, 2021	151	4,037	448	3,374	8,010
At December 31, 2022	84	5,409	394	2,602	8,489
At December 31, 2023	$121	$4,127	$421	2,146	$6,815
Right-of-use assets as of December 31, 2023 relate to real-estate leases ($7,212,000, gross, $6,859,000, gross as of December 31, 2022 and $6,474,000, gross as of December 31, 2021) as well as IT and office equipment leases ($220,000, gross, $220,000, gross as of December 31, 2022 and 2021).
In the year ended December 31, 2023, the Company recognized an impairment loss of $707,000 related to a production equipment with the carrying amount is not recoverable.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
8. Intangible assets
Intangible assets include:

	Capitalized development costs	Licenses	Total
	(in thousands)
Cost:
At January 1, 2021	$16,798	$29,391	$46,189
Additions	18,297	1,450	19,747
Disposals	—	—	—
Exchange difference	—	167	167
At December 31, 2021	35,095	31,008	66,103
Additions	13,808	5,101	18,909
Disposals	—	(2,441)	(2,441)
Exchange difference	—	(234)	(234)
At December 31, 2022	48,903	33,434	82,337
Additions	22,327	633	22,960
Disposals	—	(2,121)	(2,121)
Exchange difference	—	(7)	(7)
At December 31, 2023	$71,230	$31,939	$103,169
Depreciation and impairment:
At January 1, 2021	$3,250	$17,627	$20,877
Amortization	2,460	4,591	7,051
Impairment	—	148	148
Exchange difference	—	43	43
At December 31, 2021	5,710	22,409	28,119
Amortization	2,575	5,458	8,033
Impairment	—	3	3
Disposals	—	(2,441)	(2,441)
Exchange difference	—	(82)	(82)
At December 31, 2022	8,285	25,347	33,632
Amortization	2,640	4,708	7,348
Disposals	—	(2,121)	(2,121)
Exchange difference	—	10	10
At December 31, 2023	$10,925	$27,944	$38,869
Net book value:
At January 1, 2021	$13,548	$11,764	$25,312
At December 31, 2021	29,385	8,599	37,984
At December 31, 2022	40,618	8,087	48,705
At December 31, 2023	$60,305	$3,995	$64,300
In the year ended December 31, 2021, the Company started capitalizing costs related to the development of the 5G. At December 31, 2023, capitalized development costs included $18.4 million related to the 5G ($25.5 million at December 31, 2022 and $14.2 million at December 31, 2021).

9. Inventories

	At December 31,
	2021	2022	2023
	(in thousands)
Components	$2,683	$6,641	$4,706
Finished goods	5,091	4,599	4,559
Total inventories at cost	$7,774	$11,240	$9,265
Provision for slow-moving or damaged components	$225	$606	$1,065
Provision for slow-moving or damaged finished goods	1,116	1,247	1,865
Total provision for slow-moving or damaged inventory	$1,341	$1,853	$2,930
Components, net	$2,458	$6,035	$3,641
Finished goods, at the lower of cost and net realizable value	3,975	3,352	2,694
Total net inventories	$6,433	$9,387	$6,335
The provisions for slow-moving or damaged inventory are related to units either damaged or in excess of the units needed to serve the expected demand for identified customers and projects. In the year ended December 31, 2022, the Company recorded expense related to certain components whose lead-times increased during the COVID-19 and other supply chain constraints, that ultimately were not used in production and expired. This represented $340,000 of the 2022 provision. In the year ended December 31, 2023, the Company recorded an additional expense of $126,000 and some components were physically scrapped resulting in a provision reversal of $104,000. At December 31, 2023 the provision related to those components represented $362,000. The remaining amount of $2,568,000 in depreciation is related to finished goods and components in excess of the units needed to serve the expected demand for identified customers and projects.

10. Trade receivables and contract assets
Trade receivables and contract assets are non-interest bearing. Trade receivables generally have 30-90 day payment terms.

	At December 31,
	2021	2022	2023
	(in thousands)
Trade receivables	$16,876	$11,243	$10,803
Contract assets	789	176	497
Provision for credit notes to be issued	(465)	(225)	(164)
Provisions on trade receivables	(2,789)	(2,524)	(2,524)
Net trade receivables	$14,411	$8,670	$8,612
In the years ended December 31, 2023, 2022 and 2021, the Company recorded credit notes primarily related to customer rebate programs and product returns. Such rebates are recorded as a reduction of revenue in the same period that the product is delivered.
The movements in the provision for impairment of receivables were as follows:

	December 31,
	2021	2022	2023
	(in thousands)
At January 1,	$2,724	$2,789	$2,524
Charge for the year	65	—	—
Utilized amounts	—	(265)	—
Unutilized amounts	—	—	—
At year end	$2,789	$2,524	$2,524

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
In the year ended December 31, 2021, the Company recognized a provision for impairment of $65,000. In the years ended December 31, 2022 and 2023, no new trade receivables were impaired. Trade receivables impaired are related primarily to significantly aged receivables, which the Company no longer expects to collect although still subject to enforcement.
As at year end, the aging analysis of trade receivables and contract assets that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2021	$14,411	$13,587	$241	$—	$—	$583
At December 31, 2022	$8,670	$8,367	$209	$94	$—	$—
At December 31, 2023	$8,612	$6,532	$1,919	$101	$4	$56
Due to its historical experience, the Company does not assign credit risk rating grades to its trade receivables, but assesses credit risk at the customer level. Based on an analysis of historical credit losses, the Company has not applied any expected credit losses to its outstanding receivables as of the year end beyond specific provisions for doubtful accounts.

11. Cash, cash equivalents and short-term deposits

	At December 31,
	2021	2022	2023
	(in thousands)
Cash at banks	$4,828	$5,664	$5,697
Cash equivalents	7	7	8
Short-term deposits	—	5,000	—
Cash, cash equivalents and deposits	$4,835	$10,671	$5,705
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

	At December 31,
	2021	2022	2023
	(in thousands)
U.S. dollar denominated accounts	$2,869	$9,720	$5,250
Euro denominated accounts	1,564	466	91
GBP denominated accounts	143	19	319
SGP denominated accounts	47	23	13
NIS denominated accounts	160	428	1
RMB denominated accounts	35	3	10
Other currencies denominated accounts	17	12	21
Cash, cash equivalents and short-term deposits	$4,835	$10,671	$5,705

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
On June 27 2023, the Company reduced its accumulated deficits by $12,727,000, reducing the share premium for the same amount. There was no impact on the nominal value.
Authorized capital, in number of shares
Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, warrants, restricted share awards and conversion of convertible debt, or which the shareholders have otherwise authorized for specific capital increases. There is no impact on shareholders from the capital reduction as no shares have been cancelled or rights varied, and there is no change in the net asset position of the Company. At December 31, 2023, taking into account resolutions for capital increases approved by the shareholders in June 2023, authorized capital was 421,418,563 ordinary shares with a nominal value of €0.01 each (244,254,014 ordinary shares at December 31, 2021 with a nominal value of €0.02 and 361,639,977 ordinary shares at December 31, 2022, respectively with a nominal value of €0.01).
There is one category of authorized shares: ordinary shares. The ratio of ordinary shares per ADS is four shares represented by one ADS.
Shares issued and fully paid

	At December 31,
	2021		2022		2023
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Ordinary shares	151,419,322	€3,028	193,426,478	€1,934	246,262,004	€2,463
Converted to U.S. dollars at historical exchange rates		$3,687		$2,306		$2,878
Other capital reserves
Other capital reserves include the accumulated share-based payment expense as of period end, the counterpart of which is in retained earnings (accumulated deficit) as the expense is reflected in profit and loss, as well as the fair value of the convertible debt embedded derivatives at the time of conversion rate was fixed in 2016, the change in fair value of the conversion options resulting from the 2017 and 2018 amendments, the value of the conversion option of the 2018 and 2019 convertibles, the value of warrants issued to the holder of the 2015 convertible note in connection with the September 2018 amendment, the value of warrants issued to the holder of the venture debt, the value of warrants issued to the holder of the 2019 convertible note in connection with the August 2022 and August 2023 amendments, the deferred tax impact related to the equity component of the convertible debts and venture debt, the initial fair value of the convertible debt embedded derivatives at the time the amendments were signed in 2020, the reversal of deferred tax liabilities on the equity component of the amended convertible debts and the value of the conversion option of the 2015, 2016 and 2019 convertibles debts.
Dividend rights
Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2021, 2022 or 2023. Dividend distributions by the Company, if any, will be made in euros.
Capital transactions
On September 26, 2023, the Company increased its capital in connection with a private offering with 272 Capital Master Fund Ltd by issuing 8,480,564 ordinary shares at $0.7075 per ordinary share (or $2.06 per ADS). The total gross proceeds from the offering amounted to $5,999,999. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $89,046 recorded in share capital and by $5,910,953 in share premium. Costs directly attributable to the equity transaction amounting to approximately $0.1 million were deducted from the share premium.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
On April 12, 2023, the Company increased its capital in connection with a private offering to 272 Capital Master Fund Ltd, Lynrock Lake Master Fund LP and several other institutional investors by issuing 38,834,952 ordinary shares at $0.515 per ordinary share (or $2.06 per ADS). The total gross proceeds from the offering amounted to $20,000,000. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $423,301 recorded in share capital and by $19,576,699 in share premium. Costs directly attributable to the equity transaction amounting to approximately $0.4 million were deducted from the share premium.
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
In the years ended December 31, 2021, 2022 and 2023, ordinary shares were issued upon exercise of options and warrants as described in Note 13 to the Consolidated Financial Statements.

13. Share-based payment plans
The expense recognized for employee and other services received during the year ended December 31, 2023 and arising from equity-settled share-based payment transactions was $7,104,000 (2021: $5,135,000; 2022: $5,477,000). Of this total, $111,000 in 2023 (2021: $76,000; 2022: $124,000), related to warrants plans for consultants considered equivalent to employees.
The breakdown is as follows:

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Cost of revenue	$57	$159	$131
Research and development	$2,109	$1,758	$2,019
Sales and marketing	$970	$1,132	$1,397
General and administrative	$1,999	$2,428	$3,557
Total	$5,135	$5,477	$7,104
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
There have been no cancellations or modifications to any of the plans during the years ended December 31, 2021, 2022 or 2023.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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

	December 31,
	2021		2022		2023
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1,	5,687,367	$3.41	5,233,437	$1.73	5,868,521	$1.51
Granted during the year	1,076,000	$1.55	1,110,288	$0.70	1,500,000	$0.54
Forfeited during the year	(139,722)	$1.85	(85,400)	$1.78	(111,887)	$1.70
Exercised during the year(1)	(94,008)	$1.47	—	$—	—	$—
Expired during the year	(1,296,200)	$8.35	(389,804)	$2.05	(444,820)	$1.89
Outstanding at period end	5,233,437	$1.73	5,868,521	$1.51	6,811,814	$1.27
Of which, warrants for consultants equivalent to employees	203,000	$1.79	487,288	$1.29	724,288	$1.05
Exercisable at period end	3,977,831	$1.79	4,685,828	$1.70	5,420,965	$1.44
Of which, warrants for consultants equivalent to employees	165,667	$1.72	228,595	$1.73	438,739	$1.28
(1)The weighted average share estimated fair value at the dates of exercise of these options was $1.78 in 2021.

The following table illustrates the number of, and movements in, restricted shares awards (RSA) based on the number of ordinary shares (ADS equivalents are not presented) during the period:

	December 31,
	2021	2022	2023
Outstanding at January 1,	9,525,135	10,379,481	16,752,551
Granted during the year	4,426,496	10,550,820	2,640,460
Forfeited during the year	(628,186)	(736,282)	(686,092)
Vested during the year	(2,943,964)	(3,441,468)	(5,601,570)
Outstanding at period end	10,379,481	16,752,551	13,105,349

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Exercise prices are denominated in U.S. dollars. Euro-denominated exercise prices were converted to U.S. dollars at the historical exchange rate for purposes of presentation in this table.
The weighted average remaining contractual life of stock options and warrants outstanding as December 31, 2023 was 2.6 years (2022: 2.8 years; 2021: 3.0 years).
The range of exercise prices per share for stock options and warrants outstanding at December 31, 2023 was $0.54 - $3.31, $0.62 - $3.31 at December 31, 2022 and $0.89—$3.31 at December 2021.
The weighted average fair value of stock options and warrants granted during the year ended December 31, 2023 was $0.27 (2022: $0.34; 2021: $0.72). The weighted average fair value of the restricted shares awards granted during the year ended December 31, 2023 was $0.66 (2022: $0.91; 2021: $1.14). The fair value is measured at the grant date. The following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2021, 2022 and 2023:

	December 31,
	2021	2022	2023
Dividend yield (%)	—	—	—
Expected volatility (%)	59	57	59
Risk–free interest rate (%)	—	1.25 to 2.1	2.5
Assumed annual lapse rate of awards (%)	15 for all except 2 for warrants and a limited group of beneficiaries	20 for all except 2 for BSA and a limited group of beneficiaries	20 for all except 2 for BSA and a limited group of beneficiaries
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price ($)	1.22	0.89	0.86
Model used	Binomial	Binomial	Binomial
For the years ended December 31, 2022 and 2021 the expected volatility assumption is based on the Company’s volatility since its initial public offering in 2011. For the year ended December 31, 2023, the 6-year volatility of the Company has been used.
Stock options and warrants can be exercised during a period after the vesting date until the plan terminates. In the pricing model, the assumption was made that plan participants will exercise before the end of the exercise period if the share price reaches a certain multiple of the exercise price.
If a sell-price multiple of 3 instead of 2 had been used (no impact on the restricted shares) and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for stock options, warrants and restricted shares awards granted through December 31, 2023 would have decreased by approximately (7.51)% (2022: (9.40)%; 2021: (8.18)%).
The expected life of the stock options and warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
14. Interest-bearing loans and borrowings

		At December 31,
	Note	2021	2022	2023
		(in thousands)
Current
Convertible debt	14.1	—	—	52,278
Convertible debt embedded derivative	14.1	—	—	3
Unsecured related party loan	14.2	—	—	8,922
Interest-bearing receivables financing	14.3	9,518	7,723	9,544
Total current portion		$9,518	$7,723	$70,747
Non-current
Convertible debt	14.1	$36,373	$43,455	$—
Convertible debt embedded derivative	14.1	10,081	3,203	—
Total non-current portion		$46,454	$46,658	$—
As of December 31, 2023, the Company had no drawn or undrawn committed borrowing or overdraft facilities in place.

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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
The 2015, 2016, 2018 and 2019 notes (together, “the Nokomis Notes”) are unsecured obligations of the Company. The Nokomis Notes issued in 2015, 2016, 2018 and in May 2019 matured on April 14, 2021, and the 2019-2 Nokomis Note will mature on August 16, 2022, except if the Company exercises its option to extend the term of the notes as provided in the March 20, 2020 amendments. The Company has considered that the options to extend the terms will be exercised and therefore, has included the Nokomis Notes in non-current liabilities on the statement of financial position at December 31, 2020 and 2021. The Nokomis Notes are not redeemable prior to maturity. The accreted principal amounts of the Nokomis Notes are convertible at any time or times on or after the issuance dates until maturity, in whole or in part, subject to certain adjustments for significant corporate events, including certain dilutive issuances, dividends, stock splits and other similar events. Interest accrues on the unconverted portion of the Nokomis Notes at the rate of 7% per year (unless the above options are exercised), and is paid in kind annually on the anniversaries of the issuance of the Nokomis Notes. The Nokomis Notes also provide for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Nokomis Notes to become or to be declared due and payable.
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
On April 9, 2021, the Company entered into a convertible note agreement with Lynrock Lake Master Fund LP in the principal amount of $40.0 million (the "Lynrock Lake Note"). The Lynrock Lake Note matures in April 2024 and is convertible, at the holder’s option, into the Company’s shares at a conversion rate of $1.915 per share (representing $7.66 per ADS), subject to a 9.9% ownership limit for Lynrock Lake. The Lynrock Lake Note earns interest annually at an interest rate of 5.0625% for cash payments or 6% for payment in kind accruals. The Company retains an option to call the Lynrock Lake Note under certain circumstances after 12 months, either in full or in part. If a change of control occurs at any time prior to the payment of the note in full, Lynrock Lake Master Fund LP shall have the right, in its sole discretion, to require the Company to convert or redeem all of the outstanding principal amount (including accrued interest and unpaid interest). In the event that the note is not converted and the Company does not repay the amount due on the maturity date, the interest rate automatically increases to 8% beginning April 10, 2024.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
On August 15, 2023, the Nokomis Note issued in August 2019 arrived at maturity and the Company elected to exercise the second option of the amendment signed on March 20, 2020, to extend the maturity to August 16, 2024 in exchange for the issuance of 1,244,820 warrants (311,205 ADSs) to Nokomis at an exercise price of $0.8092 per warrant ($3.2328 per ADS). The expiration date of these warrants is August 15, 2026. In accordance with Article II of the amendment, the interest rate on the note increased to 13.5% per annum effective August 15, 2023. Conversion price of the debt is unchanged. This resulted in the extinguishment of the existing note and issuance of a new note for accounting purposes. The amended debt was accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and
•An embedded derivative, which reflects the value of the conversion option.
On April 9, 2024, the Company secured standstill agreements from both convertible debt holders. The agreements granted an initial standstill period until April 26, 2024 that may be further extended subject to certain milestones being met. In late April, the Company began discussions to extend the standstill agreements, which are still in process as of April 30, 2024.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
The value of the liability component at the extension date was $6,707,000. The fair value of the new liability component represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company used 21.9% as the market rate of interest in order to value the liability components for an amount of $6,378,000. The change in the liability component before and after the extension and the fair value of the warrants granted was recorded for a gain of $247,000 in the Consolidated Statement of Operations in “Convertible debt amendments. The fair value of the embedded derivative of the note was calculated at the extinguishment date and the change in fair value of $421,000 was recorded as financial expenses in the Consolidated Statement of Operations.
At December 31, 2023, the recalculated fair value of the remaining Nokomis Note and the Lynrock Lake Note embedded derivatives was a total of $3,000 ($3,203,000 and $10,081,000 at December 31, 2022 and 2021 respectively) and the change of the fair value of $3,200,000 for the year ended December 31, 2023 ($6,878,000 and $3,848,000 for the years ended December 31, 2022 and 2021, respectively) was recorded in the Consolidated Statement of Operations.
The conversion rates of the convertible notes outstanding as of December 31, 2023, are as follows:

	Conversion rate per share	Conversion rate per ADS
2019-2 Nokomis Note	$0.8082	$3.23
2021 Lynrock Lake Note	$1.915	$7.66

14.2. Unsecured related party loan
On November 8, 2023, in connection with contemplated acquisition of the Company by Renesas Electronics Corporation ("Renesas") that was in process at the time (subsequently terminated in February 2024), the Company entered into a Security Purchase Agreement with Renesas Electronics America ("Renesas America") whereby Renesas America agreed to the issuance of an unsecured subordinated note (the “Note”) in an aggregate principal amount of $6.0 million, at a stated rate of interest of 9.5% per annum. The principal amount and any accrued interest on the Note is due on the earliest to occur of (i) the written demand by the holder of the Note for repayment after the successful consummation of the offer by Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) and a direct wholly owned subsidiary of Renesas, to acquire all of the Company’s outstanding ordinary shares, nominal value €0.01 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs”) and Ordinary Shares issuable upon the exercise or conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares of the Company, for $0.7575 per Ordinary Share and $3.03 per ADS (the “Tender Offer”), (ii) 90 days after the termination of the Tender Offer (other than by reason of successful completion thereof), (iii) 90 days after the termination of the Memorandum of Understanding (the "MoU), dated as of August 4, 2023, by and between Renesas and the Company, and (iv) the date a Company Termination Fee (as defined in the MoU) is payable under the MoU.
On December 27, 2023, the Company entered into a second Security Purchase Agreement with Renesas America whereby Renesas America agreed to the issuance of a Note in an aggregate principal amount of $3.0 million, at a stated rate of interest of 9.5% per annum.
Interest expense related to the Notes recorded during the year ended December 31, 2023 amounted to $127,000). No repayments of principal occurred during the year ended December 31, 2023.
On February 22, 2024, Renesas notified the Company that Renesas was terminating the MoU due its receipt of an adverse Japanese tax ruling on February 15, 2024 from the National Tax Agency of Japan.
On April 9, 2024, the Company secured a standstill agreements from Renesas. The agreement granted an initial standstill period until April 26, 2024 that may be further extended subject to certain milestones being met. In late April, the Company began discussions to extend the standstill agreement, which are still in process as of April 30, 2024.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
14.3. Interest-bearing financing of receivables
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from product sales to qualifying customers, up to the amount covered by the Company's credit insurance per customer. In July 2017, the Company signed an amendment to the initial agreement to include limited financing of accounts receivable from service sales of $800,000. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest at SOFR 3 months USD +2% which represents approximately a rate of 1.81% on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At December 31, 2023, $2,531,000 ($4,732,000 at December 31, 2022 and $5,651,000 at December 31, 2021) had been drawn on the line of credit and recorded as a current borrowing.
In February 2021, the Company entered into an agreement to finance the 2021 research tax credit receivable as it is earned over the year. At December 31, 2021, the amount financed was $3,867,000, recorded as current liabilities and does not include retention of $1,562,000, which was received in 2022 ($1,436,000) and in 2027 ($133,000). After the payment of the retention amount, the interest-bearing financing debt was netted with the research tax credit receivable. The effective interest rate of 6.20% includes expenses related to the financing.
In March 2022, the Company entered into a new agreement to finance the 2022 research tax credit as it is earned over the year. At December 31, 2022, the amount financed was $2,991,000, recorded as current liabilities and does not include retention of $1,249,000, which $360,000 was received in 2023, $780,000 in January 2024 and $109,000 is expected to be received in 2028. The effective interest rate of 5.33% includes expenses related to the financing.
In April 2023, the Company entered into a new agreement to finance the 2023 research tax credit as it is earned over the year. At December 31, 2023, the amount financed was $3,369,000, recorded as current liabilities and does not include retention of $1,531,000, which is expected to be received in 2024 ($1,409,000) and in 2029 ($122,000). The effective interest rate of 14.62% includes expenses related to the financing.
15. Lease liabilities
The Company recognized right-of-use of assets of $2,146,000 (included in property, plant and equipment in the Consolidated Statements of Financial Position). Identified lease contracts mainly relate to real-estate rental agreements and IT and office equipment leases. The lease liabilities were discounted at an incremental borrowing rate of 14.2%.
The table below presents the carrying amounts of right-of-use assets recognized and the movements during the period:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	Real-estate	IT and office equipment	Total
	(In thousands)
As at January 1, 2021	4,184	472	4,656
Additions	437	—	437
Disposals	(210)	(547)	(757)
Depreciation expense	(1,151)	(108)	(1,259)
Amortization disposals	114	183	297
As at December 31, 2021	$3,374	$—	$3,374
Additions	458	—	458
Disposals	(73)	—	(73)
Depreciation expense	(1,230)	—	(1,230)
Amortization disposals	73	—	73
As at December 31, 2022	$2,602	$—	$2,602
Additions	767	—	767
Disposals	(414)	—	(414)
Depreciation expense	(1,223)	—	(1,223)
Amortization disposals	414	—	414
As at December 31, 2023	$2,146	$—	$2,146
The table below present the carrying amounts of lease liabilities and the movements during the period:

	Lease liabilities	Current	Non-current
	(In thousands)
As at January 1, 2021	$5,776	$1,014	$4,762
Additions	437
Disposals	(993)
Interests expense	760
Foreign exchange loss (gain)	(297)
Payments	(1,063)
As at December 31, 2021	$4,620	$1,247	$3,373
Additions	458
Disposals	(577)
Interests expense	571
Foreign exchange loss (gain)	(298)
Payments	(1,205)
As at December 31, 2022	$3,569	$1,291	$2,278
Additions	767
Disposals	(414)
Interests expense	479
Foreign exchange loss (gain)	36
Payments	(1,321)
As at December 31, 2023	$3,116	$1,471	$1,645
The rental charges relating to short-term and low value leases remained classified as operating expenses in the Consolidated Statements of Operations and amounted to $1,559,000 for the year ended December 31, 2023 ($1,248,000 and $1,411,000 for the years ended December 31, 2022 and 2021, respectively).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

16. Government grant advances and loans

		December 31,
	Note	2021	2022	2023
		(in thousands)
Current
Government grant advances	16.1	$3,317	$968	$708
Research project financing	16.2	1,057	1,237	1,518
Government loans	16.2	1,832	1,954	1,727
Accrued interest	16.2	—	—	653
Total current portion		$6,206	$4,159	$4,606
Non-current
Government grant advances	16.1	$2,048	$872	$328
Research project financing	16.2	2,248	1,567	259
Government loans	16.3	3,084	1,424	173
Accrued interest	16.2	1,974	2,372	2,496
Total non-current portion		$9,354	$6,235	$3,256

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
16.1. Government grant advances

In 2023, the Company was named as a participant in one new collaborative projects with combined funding of €428,000 ($436,000 using the exchange rate of the grant dates) which is expected to be released to the Consolidated Statement of Operations over the lives of the projects, estimated to be approximately three years.

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

16.2. Research project financing

In October 2014, Bpifrance, one of the Company’s shareholders as well as the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding amounted to €6,967,000 ($8,988,000 using the exchange rate of the funding dates) with a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The funding was paid in three installments, the last of which was received in 2019 for €992,000 ($1,126,000 using the exchange rate of the payment date). The grant was recognized as a reduction of research and development expense when corresponding expense was incurred. The forgivable loan advance will be repaid from March 31, 2019 to December 31, 2024 of which €870,000 ($939,000) using the exchange rate of the payment dates) in principal and interests was paid in 2023 (€540,000, or $571,000 in 2022; €675,000, or $804,000, in 2021), and bears interests at a 1.53% fixed contractual rate. The difference between the amount of grant received and the present value amounted to a reduction of $115,000 in the debt carrying value, with such difference

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
being amortized over the contract period. If the sales of the product developed under this program are in excess of €350 million ($396 million using the exchange rate as of December 31, 2021) during a period of three years, then the Company shall pay for three consecutive years after the date of the termination of the reimbursment a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project (up to a maximum of €350,000,000 or $386,750,000 over a period of ten years). The Company doesn’t expect to perform any repayment to BPI.
In January 2016, Bpifrance provided funding to the Company for a new long-term research project, completed in early 2020. The total of the funding amounted to €2,095,000 ($2,288,000 using the exchange rate of the grant date) comprising a portion in the form of a grant (€668,000 or $729,000) and a portion in the form of a forgivable loan (€1,427,000 or $1,558,000). The funding was paid in four installments, the last of which was received in February 2020 for €365,000 ($405,000 using the exchange rate of the funding date). The grant was recognized as a reduction of research and development expense when corresponding expense was incurred. The forgivable loan advance was to be repaid, except if the project is a commercial failure, from July 1, 2020 to July 1, 2024 and bears interests at a 1.17% fixed contractual rate. The difference between the amount of grant received and the present value of future payments discounted using interest rate applied for standard loans with similar maturity amounted to a reduction of $30,000 in the debt carrying value, with such difference being amortized over the contract period. In late 2020, the Company determined that there was not enough market interest for the radio frequency of the product development funded by this grant, and abandoned the project. A request for forgiveness of the debt was made and, in April 2021, Bpifrance forgave a large portion of the advance, effectively transforming the forgiven advance to a grant and resulting in a one-time benefit of €1,214,000 ($1,442,111 using the exchange rate of the period), recorded as a reduction of Research and Development expenses. The unforgiven portion of €213,000 ($241,000) was reimbursed in February 2022.
In 2022, the Company received funding for one project of €309,000 ($316,000 using the exchange rate of the funding date) as a grant and €473,000 ($507,000 using the exchange rate of the funding date) as a reimbursable loan. The payment was received in March 2023.
In 2023, Bpifrance provided funding to the Company for a new long-term research project of €428,000 ($473,000 using the exchange rate at the closing date) as a grant and €142,000 ($157,000 using the exchange rate at the closing date) as a forgivable loan. The funding is paid in four installments. The first installment was received in March 2023 and amounted to €36,000 ($38,000 using the exchange rate of the funding date).
The accrued interest of $712,000 was recorded as of December 31, 2023 ($579,000 as of December 2022 and $563,000 as of December 31, 2021) at an estimated market rate in a range from 2.3% to 20.9%. The market rate of interest applied in 2021 ranged from 1.80% to 2.30%.

16.3. Government loans
In September 2015, the Company received two loans from Bpifrance for a total amount of €2,000,000 ($2,228,000 using the exchange rate of the grant date). One loan of €1,000,000 bears interest at 5.24% per year, paid quarterly; the second loan of €1,000,000 is interest-free. The interest-free loan has been revalued using the 5.24% interest rate payable on the other loan. Both loans have seven year terms with the principal being amortized on a quarterly basis beginning in June 2017 and March 2018. At December 31, 2023, both loans were fully reimbursed.
On April 30, 2020, the Company finalized €5 million of French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan. The French loan is unsecured. The original five years long repayment schedule agreed in May 2020 was then extended with only interest payable from August 2021 to May 2022. The repayments of principal started in August 2022 until May 2026. As of December 31, 2023, $1,727,000 has been classified as current and $2,610,000 as non-current.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

17. Provisions

	Post- employment benefits	Other provisions	Total	Current	Non current
	(in thousands)
At January 1, 2021	$834	$809	$1,643	$89	$1,554
Arising (released) during the year	(28)	850	822	—	—
Released (used) during the year	—	(90)	(90)	—	—
Released (unused) during the year	—	(238)	(238)	—	—
At December 31, 2021	806	1,331	2,137	—	2,137
Arising (released) during the year	(101)	428	327	—	—
Released (used) during the year	—	—	—	—	—
Released (unused) during the year	—	(191)	(191)	—	—
At December 31, 2022	705	1,568	2,273	77	2,196
Arising (released) during the year	107	257	364	—	—
Released (used) during the year	(48)	(76)	(124)	—	—
Released (unused) during the year	—	(291)	(291)	—	—
At December 31, 2023	$764	$1,458	$2,222	$—	$2,222
The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees if they retire as a Company employee. The comprehensive income (loss) for 2023 includes $46,000 of actuarial loss (actuarial gain of $71,000 in 2022 and actuarial loss of $20,000 in 2021. One employee retired in 2023 and no employee retired in 2021 and 2022.
The main assumptions used in the calculation are the following:

	2021	2022	2023
Discount rate	0.98%	3.75%	3.20%
Salary increase	Between 1.5% and 3.5%	Between 1.5% and 3.5%	Between 1.5% and 3.5%
Retirement age	60-62 years	60-62 years	65-67 years
Turnover: depending on the seniority	Decrease by age from 2% for directors, Vice presidents and managers and from 10% for other employees. 0% for executive team	Decrease by age from 2% for directors, Vice presidents and managers and from 12% for other employees. 0% for executive team	Decrease by age from 2% for directors, Vice presidents and managers and from 20% for other employees. 0% for executive team
At December 31, 2021, 2022 and 2023, “Other provisions” include primarily estimated royalty payments assessed on sales of modules to holders of patents which may be deemed as essential under the requirements of the LTE standard. The royalty provision is based on management’s judgment, taking into consideration the published royalty rates, various legal decisions, articles, reports and industry discussions on the subject which were available, and is recorded in the cost of product revenue. The Company’s modules are considered as final products incorporating the full LTE function, and therefore may have royalties assessed on their sale; no royalties are accrued on the sales of chips as the full LTE functionality is not included in the chip and it is not current industry practice to license standard-essential patents at the component level.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

18. Trade payables, other current liabilities and current contract liabilities

	At December 31,
	2021	2022	2023
	(in thousands)
Trade payables	$13,916	$9,342	$16,281
Other current liabilities:
Employees and social debts	7,987	7,497	7,383
Provisions	—	77	—
Others	1,193	781	1,516
Total other current liabilities	$9,180	$8,355	$8,899
Contract liabilities:
License and development services agreements (See Note 19)	8,201	5,774	5,485
Deferred revenue	476	190	367
	$8,677	$5,964	$5,852
As of December 31, 2021,trade payables included the current portion of a supplier debt related to acquisition of certain intangible assets of $244,000. In the year ended December 31, 2021, the Company contracted a new supplier debt related to the acquisition of certain intangible assets. As of December 31, 2021, $279,000 remained of this liability ($184,000 as the non-current portion). In the year ended December 31, 2022, the Company contracted a new supplier debt related to the acquisition of certain intangible assets. As of December 31, 2022, $3,350,000 remained of this liability ($786,000 as the non-current portion). As of December 31, 2023, $1,587,000 remained as current portion. In January 2020, the Company entered into an agreement with a technology company based in Israel to transfer a team of engineers to the Company for the purpose of accelerating 5G new product development. The remaining amount to be paid in June 2024 for this agreement is $1,430,000. This amount has been discounted and as of December 31, 2023, $1,288,000 is included in current trade payables ($1,002,000 and $780,000 as of December 31, 2022 and 2021, respectively), and the Company records interest expense associated with this amount each reporting period.
Terms and conditions of the above financial liabilities:
•Trade payables are non-interest bearing and are generally settled on 30-day terms.
•Other current liabilities, primarily accrued compensation and related social charges, are non-interest bearing.
•Certain upfront payments received from strategic partners are deemed to include a financing component, and as such, bear interest.
Deferred revenue is primarily related to maintenance services. At December 31, 2021, 2022 and 2023, deferred revenue totaled $476,000 (recognized in 2022), $190,000 (recognized in 2023) and $367,000 (expected to be recognized during 2024), respectively.

19. Other non-current liabilities

	At December 31,
	2021	2022	2023
	(in thousands)
Trade payables	$964	$1,788	$—
Deferred tax liabilities	138	258	264
Contract liabilities:
License and development services agreement	2,706	404	—
Deferred revenue	—	—	—
Total contract liabilities	2,706	404	—

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
At December 31, 2021 and 2022, trade payables included the non-current part of a supplier debt related to acquisition of certain intangible assets which is scheduled to be paid in 27 months.
At December 31, 2023, the Company recognized a net deferred tax liability of $264,000 ($258,000 and $138,000 at December 31, 2022 and 2021, respectively) related to origination and reversal of timing differences.
On October 24, 2019, the Company signed a multi-year, non-exclusive license and development services agreement with a strategic partner, a Fortune Global 500 company. The agreement provided for an upfront payment of $18 million, which was received in October 2019, and recorded as a contract liability upon receipt. The contract includes clauses that allow for termination in certain circumstances, or in some cases of a change in control of the Company, which could result in a refund of certain or all amounts received under the contract, depending on the circumstances. The Company determined that this agreement includes a financing component related to the upfront payment, whereas the deliverables under the contract were to be delivered over more than one year, which results in the recognition of interest expense over a portion of the term of the agreement. In the year ended December 31, 2023, no revenue was recognized as the strategic partner has suspended the project ($8,619,000 recognized in revenues in 2022 and $11,419,000 in 2021 as a result of development services performed), license revenue of $1,500,000 in the year end December 31, 2022 and interest expenses on the upfront payment of $810,000 in 2022 and $1,628,000 in 2021). There was no interest expenses in the year ended December 31, 2023. At December 31, 2022 and 2023, there was no net remaining contract liability presented on the Statement of Financial Position ($4,211,000 was presented at December 31, 2021, reflecting the expected net amount of revenue less interest expenses to be recognized in the year ended December 31, 2022).
In December 2020, the Company signed a 5G technology access and license agreement with another strategic partner for an amount of $4,500,000. The agreement provided for an upfront payment which was received in January 2021. The Company determined that this agreement includes a financing component related to the upfront payment, which will results in the recognition of interest expense over a portion of the term of the agreement. In the year ended December 31, 2023, the Company recognized revenues for an amount of $571,000 ($1,083,000 in 2022 and $3,008,000 in 2021) as a result of development services performed and interest expenses on the upfront payment of $14,000. At December 31, 2023, the net remaining contract liability of $245,000 was presented on the Statement of Financial Position as current contract liabilities (At December 31, 2022: $862,000 as current portion ;At December 31, 2021 : $1,853,000, $1,639,000 as current portion and $214,000 as non-current portion).
In December 2021, the Company signed two amendments with the second strategic partner to extend the 5G technology access and license agreement. The first amendment was signed to extend the agreement to a manufacturing license for the 5G chip for a total amount of $5,000,000 of which $3,000,000 in cash which was received in February 2022 and $2,000,000 in the form of investments in production and testing equipment that will then be made available to Sequans for its own use. In the year ended December 31, 2023, the Company recognized revenues for an amount of $296,000 ($2,983,000 in 2022 and $311,000 in 2021), as a result of development services performed and interest expenses on the upfront payment of $25,000. At December 31, 2023, no contract liability presented on the Statement of Financial Position remained ($271,000 net remaining contract liability presented as current contract liabilities and $1,189,000 at December 31, 2021).
The second amendment is related to a manufacturing license for Monarch 2 chips and NB-IoT in India, for a total amount of $4,500,000 which was received in February 2022. The Company determined that this amendment includes a financing component related to the upfront payment, which will results in the recognition of interest expense over a portion of the term of the agreement. In the year ended December 31, 2023, the Company recognized revenues for an amount of $2,536,000 as a result of development services performed ($1,507,000 in 2022: $800,000 as license fees and $707,000 as a result of development services performed) and no interest expenses on the upfront payment. At December 31, 2023, $8,000 contract liability presented on the Statement of Financial Position remained ($2,544,000 at December 31, 2022: $2,141,000 as current contract liabilities and $404,000 as non-current liabilities; $3,652,000 at December 31, 2021: $1,160,000 as current contract liabilities and $2,492,000 as non-current liabilities).
In August 2022, the Company signed a 5G license agreement with a strategic partner for an amount of up to $60,000,000, to be paid over three years, to manufacture and sell the 5G chipset in China and well as the right to create derivative products based on the licensed technology that may be sold in China if a minor derivative and worldwide if a major derivative. In the year ended December 31, 2023, the Company recognized license fee revenues for an amount of $18,750,000 ($20,000,000 in 2022). At December 31, 2023 and 2022, the net remaining contract liability of $2,500,000 was presented on the Statement of Financial Position as current contract liabilities.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

20. Information about financial instruments

20.1. Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2021	2022	2023	2021	2022	2023
	(in thousands)
Financial assets:
Trade and other receivables
Trade receivables and contract assets	$14,411	$8,670	$8,612	$14,411	$8,670	$8,612
Deposits and other receivables
Deposits	451	436	431	451	436	431
Other financial assets
Long-term investments	357	337	360	357	337	360
Financial instruments at fair value through other comprehensive income
Cash flow hedges	—	142	74	—	142	74
Cash, cash equivalents and short-term investments	4,835	10,671	5,705	4,835	10,671	5,705
Total financial assets	$20,054	$20,256	$15,182	$20,054	$20,256	$15,182
Total current	$19,246	$19,483	$14,391	$19,246	$19,483	$14,391
Total non-current	$808	$773	$791	$808	$773	$791
Financial liabilities:
Lease liability	4,620	3,569	3,116	4,620	3,569	3,116
Interest-bearing loans and borrowings:
Interest-bearing receivables financing	9,518	7,723	9,544	9,518	7,723	9,544
Convertible debt	36,373	43,455	52,278	36,493	42,636	52,111
Unsecured related party loan	—	—	8,922	—	—	8,922
Government loans	6,001	5,171	4,337	6,001	5,171	4,337
Research project financing	3,868	3,383	2,489	3,868	3,383	2,489
Convertible debt embedded derivative	10,081	3,203	3	10,081	3,203	3
Trade and other payables (current and non current)	14,880	11,130	16,281	14,880	11,130	16,281
Financial instruments at fair value through other comprehensive income
Cash flow hedges	50	—	—	50	—	—
Total financial liabilities	$85,391	$77,634	$96,970	$85,511	$76,815	$96,803
Total current	$27,631	$21,556	$92,484	$27,631	$21,556	$92,317
Total non-current	$57,760	$56,078	$4,486	$57,880	$55,259	$4,486
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
•Long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $357,000, $337,000 and $360,000 at December 31, 2021, 2022 and 2023, respectively. The carrying amounts approximate fair value measured based on significant observable input (Level 2).
•Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that the Company would pay or receive to settle the related agreements, by reference to published exchange rates (Level 2).
•At December 31, 2021 and 2022, fair value of the debt components of convertibles notes was calculated using the effective interest rate of the debt component of the convertible note issued in April 2021 and amounted to $36,493,000 and $42,636,000, respectively. At December 31, 2023, fair value of the debt components of convertibles notes was calculated using the effective interest rate of the unsecured related party loan issued in November 2023 and amounted to $52,111,000.
•As described under Note 14.1, the fair value of the embedded derivative related to the convertible debt is recalculated at the end of each reporting period. The fair value measured is based on significant observable input (Level 3).
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Liabilities measured at fair value

	At December 31,
	2021	Level 1	Level 2	Level 3
	(in thousands)
Convertible debt embedded derivative	$10,081	—	$10,081	—
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	50		50
As at December 31, 2022, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2022	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	$337	—	$337	—
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	142		142
Liabilities measured at fair value

	At December 31,
	2022	Level 1	Level 2	Level 3
	(in thousands)
Convertible debt embedded derivative	$3,203	—	$3,203	—
As of December 31, 2023, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2023	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	360	—	360	—
Financial instruments at fair value through profit and loss:
Cash flow hedge	74	—	74	—
Liabilities measured at fair value

	At December 31,
	2023	Level 1	Level 2	Level 3
	(in thousands)
Convertible debt embedded derivative	3	—	3	—

20.2. Financial instruments at fair value
The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.
The following tables present fair values of foreign currency derivative financial instruments at December 31, 2023, 2022 and 2021.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	At December 31, 2021
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S dollars)	€5,000	$(50)
Options (buy euros, sell U.S. dollars)	—	—
Total	€5,000	$(50)

	At December 31, 2022
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€3,000	$142
Options (buy euros, sell U.S. dollars)	—	—
Total	€3,000	$142

	At December 31, 2023
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€2,000	$74
Options (buy euros, sell U.S. dollars)	—	—
Total	€2,000	$74
The fair value of foreign currency related derivatives is included in the Consolidated Statement of Financial Position in "Other receivables" at December 31, 2022 and 2023 and in 'Other current liabilities" at December 31, 2021. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.
During the year ended December 31, 2023, the Company recorded a loss of $76,000 (gain of $202,000 and loss of $129,000 for the years ended December 31, 2022 and 2021, respectively) in other comprehensive income (loss) related to the effective portion of the change in fair value of its cash flow hedges. During the years ended December 31, 2021 and 2023, the amount reclassified from other comprehensive income to Consolidated Statement of Operations was gains of $53,000 and $139,000, respectively and loss of $143,000 during the year ended December 31, 2022.
There was no ineffective portion of hedging instruments in the years ended December 31, 2021, 2022 and 2023.
The derivatives have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.
At December 31, 2023, the Company holds $455,000 in currencies other than the U.S. dollar compared with $951,000 at December 31, 2022 and $1,966,000 at December 31, 2021 (See Note 11). The amount received from research tax credit in 2021, 2022 and 2023 denominated in euros. At December 31, 2023, the Company has loans denominated in euros for a principal amount of $12,957,000 ($10,817,000 and $13,525,000 at December 31, 2022 and 2021, respectively).

20.3. Financial risk management objectives and policies
The Company’s principal financial liabilities comprise trade payables (current and non-current), lease liabilities, interest-bearing receivables financing, government loans, convertible debt and unsecured related party loan. The Company has various financial assets such as trade receivables, deposits and cash and cash equivalents, which arise directly from its operations, as well as from capital increases.
The main risks arising from the Company’s financial instruments are foreign currency risk, credit risk, interest rate risk and cash flow liquidity risk. The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Foreign currency risk
The Company faces the following foreign currency exposures:
•Operating activities, when revenues or expenses are denominated in different currencies from the functional currency of the entity carrying out these transactions.
•Government loans are denominated in euros, and lease liabilities are denominated in different currencies while the functional currency of the entity carrying out these transactions is the U.S. dollar.
•Non-derivative monetary financial instruments that are denominated and settled in a currency different from the functional currency of the entity which holds them.
Nearly 100% of total revenues and approximately 80% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. Approximately 57% of operating expense is denominated in euros. (See Note 20.2 regarding hedging arrangements). If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, as measured using the Company's 2023 weighted average exchange rate of one euro = $1.0816, the Company estimates the impact, in absolute terms, on operating expenses and on financial liabilities for the year ended December 31, 2023 would have been approximately $4.2 million.
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
The following table summarizes customers representing a significant portion of the Company’s total revenue:

Customer	Customer Location	% of total revenues for the year ended December 31,			Trade receivables at December 31,
		2023	2022	2021	2023	2022	2021
A	China	56%	33%	—%	3,411,000	3,375,000	—
B	Japan	16%	11%	13%	18,000	—	7,736,000
C	Germany	Less than 10%	24%	Less than 10%	—	3,585,000	3,652,000
D	America	—%	14%	23%	—	—	1,800,000
E	Taiwan	Less than 10%	Less than 10%	23%	26,000	—	545,000
F	China	Less than 10%	Less than 10%	14%	945,000	169,500	203,000
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
The following table includes our contractual obligations, including interest, for existing financial liabilities as of the following dates:

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
	(in thousands)
At December 31, 2021
Research project financing	$1,057	$1,042	$1,684	$—	$—	$—	$3,783
Interest-bearing receivables financing	9,518	—	—	—	—	—	9,518
Government loans	1,240	1,573	1,483	1,452	714	—	6,462
Convertible debt	—	—	54,623	—	—	—	54,623
Lease liabilities	1,238	1,043	965	1,052	322	—	4,620
Trade payables	13,916	171	1,477	—	—	—	15,564
Other current liabilities	9,180	—	—	—	—	—	9,180
	$36,149	$3,829	$60,232	$2,504	$1,036	$—	$103,750
At December 31, 2022
Research project financing	$1,237	$1,683	$146	$221	$—	$—	$3,287
Interest-bearing receivables financing	7,723	—	—	—	—	—	7,723
Government loans	1,534	1,397	1,367	673	—	—	4,971
Convertible debt (1)	—	54,348	—	—	—	—	54,348
Lease liabilities	1,291	930	1,025	323	—	—	3,569
Trade payables	9,342	2,235	—	—	—	—	11,577
Other current liabilities	8,278	—	—	—	—	—	8,278
	$29,405	$60,593	$2,538	$1,217	$—	$—	$93,753
At December 31, 2023
Research project financing	$2,057	$113	$165	$207	$—	$—	$2,542
Interest-bearing receivables financing	9,544	—	—	—	—	—	9,544
Government loans	1,791	1,414	695	—	—	—	3,900
Convertible debt	52,278	—	—	—	—	—	52,278
Unsecured related party loan	8,922	—	—	—	—	—	8,922
Lease liabilities	1,471	1,102	387	61	70	25	3,116
Trade payables	16,281	—	—	—	—	—	16,281
Other current liabilities	8,899	—	—	—	—	—	8,899
	$101,243	$2,629	$1,247	$268	$70	$25	$105,482
(1) Based on the existing contractual terms as of December 31, 2021 and 2022 and assuming the Company's options to extend maturity dates are exercised.
The Company’s liquidity risk for the next 12 months is described in note 2.1. The term of agreements with strategic partners which gave rise the contract liability recorded in the amount of $5,486,000, $6,178,000 and $10,907,000 as of December 31, 2023, 2022 and 2021, respectively, are described under note 19.
Capital management
The primary objective of the Company’s capital management is to continue to execute according to its business plans and budgets in order to achieve profitability and positive cash flow, and to maximize shareholder value.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
20.4. Changes in liabilities arising from financing activities, including government grants

(in thousands)	January 1, 2021	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment and conversion	Other(1)	December 31, 2021
Government grant advances and loans	$15,070	592	(449)	427	—	(80)	$15,560
Convertible debt	$26,074	27,957	—	6,193	(16,008)	(12,713)	$36,373
Venture debt	$8,276	(8,743)	180	819	—	(532)	$—
Lease liabilities	$5,776	$(1,063)	$(297)	$760	—	$(556)	$4,620
Interest-bearing financing of receivables	$14,228	21	(337,000)	282,000	—	(4,676,000)	$9,518
Total	$69,424	18,764	(903)	8,481	(16,008)	(18,557)	$66,071

(in thousands)	January 1, 2022	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment and conversion	Other(1)	December 31, 2022
Government grant advances and loans	$15,560	406	(365)	266	—	(5,473)	$10,394
Convertible debt	$36,373	—	—	7,762	(671)	(9)	$43,455
Lease liabilities	$4,620	(1,205)	(298)	571	—	(119)	$3,569
Interest-bearing financing of receivables	$9,518	3,046	(1)	254	—	(5,094)	$7,723
Total	$66,071	2,247	(664)	8,853	(671)	(10,695)	$65,141

(in thousands)	January 1, 2023	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment and conversion	Other(1)	December 31, 2023
Government grant advances and loans	$10,394	(466)	182	225		(2,473)	$7,862
Convertible debt	$43,455			9,152	(247)	(82)	$52,278
Unsecured related party loan	—	9,000	—	127	—	(205)	8,922
Lease liabilities	$3,569	(1,321)	113	479	—	276	$3,116
Interest-bearing financing of receivables	$7,723	1,483	179	234	—	(191)	$9,428
Total	$65,141	8,696	474	10,217	(247)	(2,675)	$81,606
(1) In 2021, 2022 and 2023, Other includes additions in lease liabilities, which are non-cash. In 2021, Other includes the liability component and the fair value of the embedded option of the convertible debts converted during the year. In 2021, Other includes the impact of the forgiveness of the government grant advance and of the netting of the interest-bearing financing debt with the Research tax credit receivable.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
21. Commitments and contingencies
Contingencies
From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business.
In 2022, the Company was sued in three lawsuits in the United States District Court for the district of Minnesota by a company called Bell Semiconductor, LLC (“Bell”), accusing the Company of infringing certain U.S. Patents by the Company's use of certain design tools. In Bell Semiconductor, LLC v. Sequans Communications, SA et al, Case No. 0-22-cv-02106 (DMN), filed August 26, 2022, Bell accused the Company of infringing U.S. Patent Nos. 7,149,989 and 7, 260,803. In Bell Semiconductor, LLC v. Sequans Communications, SA et al, Case No. 0-22-cv-02344 (DMN), filed September 23, 2022, Bell accused the Company of infringing U.S. Patent Nos. 6,436,807 and 7,007,259. In Bell Semiconductor, LLC v. Sequans Communications, SA et al, Case No. 0-22-cv-02660 (DMN), filed October 21, 2022, Bell accused the Company of infringing U.S. Patent Nos. 7,231,626 and 7,396,760. The Company filed motions to dismiss in each case. In August 2023, Bell entered into a settlement agreement with supplier of the design tools that Bell asserts infringe the Patents and the three lawsuits against the Company were dismissed. The supplier of the design tools indemnified the Company for all the costs to defend and/or settle the lawsuits. The lawsuits were dismissed in August 2023.
Management is not aware of any other legal proceedings that, if concluded unfavorably, would have a significant impact on the Company's financial position, operations or cash flows.
Bank guarantee
A bank guarantee was issued in favor of the owners of leased office space in France, in order to secure six months of lease payments, for an amount of $348,000 as of December 31, 2023 ($337,000 and $357,000 as of December 31, 2022 and 2021, respectively). This guarantee was secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee. The total value of investments secured to cover this bank guarantee was $360,000 at December 31, 2023 ($337,000 and $357,000 at December 31, 2022 and 2021).
Purchase commitments
As of December 31, 2023, the Company had $2.7 million of non-cancelable purchase commitments with its third-party manufacturer and suppliers for future deliveries of equipment and components, principally during 2024.
22. Related party disclosures
There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions.
As of December 31, 2023, B. Riley Asset Management LLC and Lynrock Lake owned 10% or more of the share capital of the Company. On April 12, 2023, 272 Capital Fund LP, an entity managed by B. Riley Asset Management LLC (“BRAM”) and affiliated with Wes Cummins, a director of the Company and the President of BRAM, purchased 1,310,221 ADSs in the offering. Lynrock Lake also purchased 3,930,663 ADSs. On September 26, 2023, 272 Capital Fund LP purchased 2,120,141 ADSs.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Effective March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 which has two options (See Note 14.1).
In December 2020, January 2021 and February 2021, Nokomis converted the April 2015, April 2016 and May 2019 notes (see Note 14.1 Convertible debt). In August 2022, the Company elected to exercise the option to extend the maturity of the August 2019 note to August 2023. In August 2023, the Company elected to exercise the option to extend the maturity of the August 2019 note to April 2024. As of December 31, 2023, the principal amount and accrued interest of the convertible notes held by an affiliate of Nokomis Capital, L.L.C amounts to $6.9 million.
On April 9, 2021, the Company completed the sale of a $40.0 million convertible note with Lynrock Lake Master Fund LP. As of December 31, 2023, the principal amount and accrued interest of the convertible note amounts to $45.4 million.
On February 2, 2021, the board of director approved a consultancy services agreement with ABLE France, a company owned by Yves Maitre, member of the board of directors, for services in business development. The agreement was executed effective March 1, 2021. During the year ended December 31, 2021, $116,000 was paid to Mr. Maitre under the contract. No services were provided and payments were made in the years ended December 31, 2022 and 2023.
At the annual shareholders meeting on June 24, 2022, the shareholders approved the nomination of Dr. Sailesh Chittipeddi, Executive Vice President and Head of IoT and Infrastructure business unit of Renesas to the Board of Directors. As of December 31, 2023, Renesas Electronics Corporation owned 3.20% of the share capital of the Company (4.08% as of December 31, 2022).
On August 4, 2023,the Company entered into a Memorandum of Understanding with Renesas providing that Renesas and the Company engaged in a series of transactions pursuant to which Renesas would seek to acquire (through an affiliate) all of the issued and outstanding ordinary shares of the Company. On February 22, 2024, Renesas notified the Company that Renesas was terminating the Memorandum of Understanding due its receipt of an adverse Japanese tax ruling on February 15, 2024 from the National Tax Agency of Japan. Obtaining a favorable Japanese tax ruling had been one of the closing conditions for the transaction.
On March 19, 2024, Dr. Sailesh Chittipeddi resigned from the Company's Board of Directors.
No other transactions have been entered into with these or any other related parties in 2021, 2022 and 2023, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.
Compensation of key management personnel

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$2,837	$2,574	$2,689
Share-based payment expense for the year	2,478	2,903	4,144
Board members fees to non-executive members	210	199	199
Total compensation expense for key management personnel	$5,525	$5,676	$7,032
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
On July 25, 2023, the board of directors approved a special transaction bonus to Dr. Karam in the amount of €1,000,000 conditional upon the closing the proposed acquisition of the Company by Renesas. The transaction bonus was never paid due of the termination of the proposed transaction by Renesas in February 2024. In addition, on August 15, 2023, the board of directors approved the payment by the Company of legal fees incurred by Dr. Karam in the connection with the negotiation

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
with Renesas of the conditions of his retention as Chief Executive Officer of the Company upon change of control. A total amount of $50,401 in such legal fees were paid during 2023.
For the year ended December 31, 2023, we estimate that approximately $23,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Directors’ interests in an employee share incentive plan
The Company granted warrants to certain members of the Board of Directors during the years ended December 31, 2021, 2022 and 2023:
- On June 25, 2021, the shareholders authorized the Board of Directors to grant to each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Sharma, Slonimsky and Cummins warrants to purchase 140,000 ordinary shares. On June 29, 2021, the Board used this authorization to make such grants with an exercise price of $1.49 per ordinary share.
- On June 24, 2022, the shareholders authorized the Board of Directors to grant to each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Slonimsky and Cummins warrants to purchase 140,000 ordinary shares. On June 24, 2022, the Board used this authorization to make such grants with an exercise price of $0.65 per ordinary share.
- On June 27, 2023, the shareholders authorized the Board of Directors to grant to Mrs Marced Martin and each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Slonimsky and Cummins warrants to purchase 180,000 ordinary shares. On June 27, 2023, the Board used this authorization to make such grants with an exercise price of $0.54 per ordinary share.
The board members were required to subscribe to the warrants at a price of €0.00001 per warrant for the warrants granted in 2023 and €0.00000714 in 2021 and 2022.
Share-based payment expense incurred in connection with these transactions amounted to $292,000 in the year ended December 31, 2023 (2022: $495,000; 2021: $443,000).

23. Events after the reporting date
Subsequent events up to the date the consolidated financial statements were authorized for issue were as follows:
On February 22, 2024, Renesas notified us that Renesas was terminating the MoU due its receipt of an adverse Japanese tax ruling on February 15, 2024 from the National Tax Agency of Japan.
At the meeting of March 5, 2024, the Board of Directors granted to employees 10,060,288 restricted share awards, representing 2,515,072 ADS with vesting over four years.
On March 27, 2024, the Company received a commitment for financing of its 4G eRedCap project for a total of €10.9 million ($12.0 million at the closing period exchange rate) from the French government (operated for the state by Bpifrance) as part of the France 2030 initiative to support the development of technologies deemed to be strategically important to the national interest. An upfront payment of €2.7 million ($3.0 at the closing period exchange rate) was received in April; three milestone payments for the remaining amount are scheduled over the duration of the project.
On April 9, 2024, we secured standstill agreements from our three main debt holders. The agreements granted an initial standstill period until April 26, 2024 that may be further extended subject to certain milestones being met. In late April, the Company began discussions to extend the standstill agreements, which are still in process as of April 30, 2024. The goal of the standstills is to provide sufficient time for the Company to effectively negotiate and finalize a new strategic transaction, thereby securing a long-term solution that aligns with the interests of all stakeholders.
On April 22, 2024, we issued an Unsecured Promissory Note with a principal amount of $5,000,000 to 272 Capital Master Fund, Ltd. The transaction closed on April 24, 2024. The Note bears paid-in kind interest at a rate of 12.0% per annum, compounded annually, with a guaranteed return of 40.0%. The Note matures on the earlier of April 22, 2025, or one day prior to the earliest extended maturity date of the Company’s existing convertible debt held by Lynrock Lake and Nokomis and subordinated notes held by Renesas. The Note contains customary covenants and is subject to customary events of default.
At the meeting of April 30, 2024, the Board of Directors granted to employees 147,776 restricted share awards, representing 36,944 ADS with vesting over four years.