Form 20-F
period 2024-12-31
SEQUANS COMMUNICATIONS
filed 2025-04-30
CIK 1383395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Ordinary shares, nominal value €0.01 per share: 251,408,922 as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes   ☑  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and "emerging growth company" in Rule 12b-2 of the Exchange Act.:
Large accelerated filer  ☐                 Accelerated filer  ☐
                Non-accelerated filer  ☑        Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.     Yes  ☐   No  ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
 FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
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
Reference to “the Shares” are references to Sequans Communications’ Ordinary Shares, nominal value €0.01 per share, and references to “the ADSs” are to Sequans Communications’ American Depositary Shares (each representing ten Ordinary Shares), which are evidenced by American Depositary Receipts (ADRs).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains projections and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, financing plans, the impact of the Qualcomm strategic transaction on our continuing operations, our ability to enter into new strategic agreements, expectations for Massive IoT sales, expectations regarding product revenue growth, the impact of inventory in our customers' supply chain on customer demand, our ability to convert our pipeline to revenue, our ability to maintain the NYSE listing of our ADS, and our objectives for future operations, are forward looking statements. These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation:

•the contraction or lack of growth of markets in which we compete and in which our products are sold;
•unexpected increases in our expenses resulting from tariffs, inflationary pressures and rising interest rates, including manufacturing and operating expenses and interest expense;
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
Risk Factor Summary
Risks Related to Our Business and Industry
~~•~~We have a history of losses and may not achieve or sustain profitability in the future.
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
Risks Related to the Manufacture of Our Products
•Global supply chain constraints may negatively impact our business.
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
Risks Related to Intellectual Property Rights
•Our business substantially depends on intellectual property licensed from Qualcomm, and we may be unable to successfully grow our business due to the covenants under the Qualcomm asset purchase agreement and license agreement.
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
Risks Related to Our Internal Control Over Financial Reporting
•We identified material weaknesses in our internal control over financial reporting during 2024 and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements or otherwise adversely affect the accuracy, reliability or timeliness of our financial statements.
Risks Related to Ownership of Our Shares and ADSs
•Until recently, we were not in compliance with the Continued Listing Criteria of the New York Stock Exchange (NYSE), and our failure to regain compliance may result in the delisting of our ADSs.
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
We have incurred losses on an annual basis since inception,with the exception of the year ended December 31, 2024 due to an unusual and significant gain on the sale of certain 4G assets. Without this gain, we would have been in a loss position in 2024 as well. We experienced net loss of $41.0 million in 2023. In 2024, we recorded net profit of $57.6 million, including a $153.1 million gain on the sale of 4G assets. At December 31, 2024, our accumulated deficit was $35.8 million. We expect to continue to incur significant expense related to the development of our future products and expansion of our business, although at a lower rate than in 2024. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. If we do not, we may not be able to achieve or maintain profitability, and we may continue to incur significant losses in the future.
Our industry is subject to rapid technological change that could result in decreased demand for our products and those of our customers, or result in new specifications or requirements for our products, each of which could negatively affect our revenues, margins and operating results.
The markets in which we and our customers compete or plan to compete are characterized by rapidly changing technologies and industry standards and technological obsolescence, including the evolving trends in IoT and the emergence of several variants of 5G. Our ability to compete successfully depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in any of our target markets could harm our competitive position within these markets. In addition, such shifts can cause a significant decrease in our revenues and adversely affect our operating results. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenue and a loss of design wins. The development of new technologies and products generally requires substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new technologies and products, including our 5G products, although at a lower level than in 2024, and it is possible that our development efforts will not be successful and that our new technologies and products will not be accepted by customers or result in meaningful revenue. If the semiconductor solutions we develop fail to meet market or customer requirements or expectations, or do not achieve market acceptance, our operating results and competitive position would suffer.
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
During periods of economic or market slow-down, we must also effectively manage our expenses to preserve our ability to carry out such research and development. We are likely to incur product and market development costs earlier than some of the anticipated benefits, and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results. We dedicate a large portion of our operating expenses to our development of new products, which we do not expect will result in significant product revenues in the short-term.
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

Our top ten customers accounted for 95%, 92% and 97% of our total revenue in 2022, 2023 and 2024 respectively; four customers each accounted for more than 10% of our total revenue in 2022, two customers each accounted for more than 10% of our total revenue in 2023 and three customers each accounted for more than 10% of our total revenue in 2024. The following table summarizes customers representing a significant portion of total revenue:

Customer	% of total revenues for the year ended December 31,			% of our trade receivable at December 31,
	2022	2023	2024	2024
A	—%	—%	53%	7%
B	Less than 10%	Less than 10%	15%	27%
C	33%	56%	12%	—%
D	11%	16%	Less than 10%	—%
E	24%	Less than 10%	Less than 10%	20%
F	14%	—%	0	—%
We expect that some of our customers could each represent at least 10% of our revenue in 2025. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.
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
We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our revenue and market share may decline. We face or expect to face competition from established semiconductor companies such as Altair Semiconductor (a Sony Corporation subsidiary), HiSilicon Technologies (a Huawei subsidiary), Mediatek, Nordic Semiconductor, RDA, Samsung Electronics Co. Ltd. and Unisoc (formerly Spreadtrum Communications), as well as smaller actors in the market such as GCT Semiconductor.
Our largest competitor is Qualcomm Incorporated, who acquired the intellectual property of certain of our 4G products in 2024. Until we are able to introduce new products, we will be competing against Qualcomm selling similar products, differentiating our offering primarily based our ability to provide better customer support.
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
•our ability to technically support our customers in their integration of our technology into their products;
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
We have certain key engineering competencies performed by a team of 27 engineers in Israel, and we outsource some application software development and testing activities to a Kyiv, Ukraine-based dedicated team of 22 software engineers from a global US-based independent third-party provider of engineering services. If the ongoing Russian-Ukraine or the Israeli-Hamas conflicts intensify, or if Ukraine experiences further political instability, the engineers in Ukraine or Israel may be unable to work for a sustained period of time, which could adversely impact our research and development operations. We have developed contingency plans if these engineers are unable to continue working on their projects for us for a sustained period of time, but if our contingency plans are not effective, or sanctions are imposed that prevent us from conducting business in Ukraine or Israel, we could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on our revenues.
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
Average selling prices of our semiconductor solutions have historically decreased over time, although such decreases were reduced or eliminated during the inflationary period in 2022 and 2023, and we expect such declines to continue to occur in the future for similar products with similar features. Our gross profits and financial results will suffer if we are unable to offset reductions in our average selling prices by reducing our costs, developing new or enhanced semiconductor solutions on a timely basis with higher selling prices or gross profits, or increasing our sales volumes. Even if we are successful in reducing our costs or improving sales volumes, such improvements may not be sufficient to offset declines in average selling prices in the future. Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs and our costs may even increase, either of which would reduce our margins. In the past, we have reduced the prices of our semiconductor solutions in line with, and at times in advance of, competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to do so again in the future.
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
Our international revenues account for a substantial majority of our total revenues. As a result, we must provide significant service and support globally. We intend to maintain or expand our international operations and expect to incur costs doing so. We cannot assure you that we will be able to recover our investments in international markets. Our results of operations could be adversely affected by a variety of factors, including:
•the imposition of tariffs on our products or our customers' products,
•the longer payment cycles associated with many foreign customers;
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
The U.S. Administration has increased the use of tariffs by the United States to accomplish certain U.S. policy goals. The imposition of any additional taxes and levies on our products could adversely affect the demand for our products and our results of operations. Such tariffs and any countermeasures could also increase the cost of components necessary for our operations, disrupt our supply chain and create additional operational challenges. Further, it is possible that government policy changes and related uncertainty about policy changes could increase market volatility. Because of these dynamics, we cannot predict the impact of any future changes to the United States’ or other countries’ trading relationships or the impact of new laws or regulations adopted by the United States or other countries on our business. Such changes in tariffs and trade regulations could have a material adverse effect on our financial condition, results of operations and cash flows.
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

We depend on the commercial deployment and expansion for 4G LTE and 5G narrow band variants communications equipment, products and services to grow our business, and our business may be harmed if wireless carriers delay in the expansion of Cat M, Cat 1bis and 5G narrow band standards, or if they deploy technologies that are not supported by our solutions.
We depend upon the continued commercial deployment of 4G and 5G wireless communications equipment, products and services based on our technology. Deployment of new networks by wireless carriers requires significant capital expenditures, well in advance of any revenue from such networks. If the rate of deployment of new networks or their expansion by wireless carriers is slower than we expect, this will reduce the sales of our products and could cause OEMs and ODMs to hold excess inventory. This would harm our revenues and our financial results.
The worldwide commercial deployment and adoption of the narrow band LTE variants, Cat M and Cat 1bis, are expected to expand further the markets for Internet of Things devices. If deployments of the Cat M or Cat 1bis standards are delayed or if competing standards for Internet of Things devices become favored by wireless carriers, we may not be able to successfully increase sales of our Cat M and Cat 1bis products, which would harm our revenues and our financial results.
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
Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, in particular the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, as measured using the Company's 2024 weighted average exchange rate of one euro = $1.0856, we estimate the impact, in absolute terms, on operating expenses and on financial liabilities for the year ended December 31, 2024 would have been $3.5 million.
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
Any disruptions to our supply chain, significant increase in component costs, or shortages of critical components, could decrease our sales, earnings, and liquidity or otherwise adversely affect our business and result in increased costs. For example, in 2021 and 2022, we experienced significant supply constraints for PCB and other standard components, including crystals and flash, and our supply of silicon wafers from Taiwan Semiconductor Manufacturing Company Limited, or TSMC, were placed on allocation. The allocation of wafers have impacted our ability to fulfill customer orders in the past, and we may not get sufficient allocation to meet demand in the future. Such a disruption could occur as a result of any number of events, including, but not limited to: an extended closure of or any slowdown at our suppliers' plants or shipping delays due to global pandemics, market shortages due to the surge in demand from other purchasers for critical components, increases in prices, the imposition of regulations, quotas or embargoes or tariffs on components or our products themselves, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, third-party interference in the integrity of the products sourced through the supply chain, cyberattacks, the unavailability of raw materials, severe weather conditions, adverse effects of climate change, natural disasters, geopolitical developments, war or terrorism and disruptions in utilities and other services. In addition, the development, licensing, or acquisition of new products in the future may increase the complexity of supply chain management. Failure to effectively manage the supply of components and products would adversely affect our business.
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
The ability of TSMC to provide us with semiconductor wafers is limited at any given time by their available capacity, and we do not have a guaranteed level of manufacturing capacity. We do not have any agreement with TSMC and place our orders on a purchase order basis. As a result, if TSMC raises its prices due to inflationary pressures or is not able to satisfy our required capacity for any reason, including natural or other disasters or as a result of factory shutdowns, allocates capacity to larger customers or to different sectors of the semiconductor industry, experiences labor issues or shortages or delays in shipment of semiconductor equipment or materials used in the manufacture of our semiconductors, or if our business relationship with TSMC deteriorates, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, in a timely manner, or at all. If demand in 2025 increases, our ability to meet all our customer demand could be limited, with a corresponding negative impact on revenues.
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
The semiconductor business is characterized by ongoing competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our products, whether by adverse purchase price or manufacturing cost variances, inflationary pressures, or due to other factors such as tariffs, will reduce our gross margins and operating profit. For example, in 2021 and 2022 due to the global supply chain disruption stemming from the COVID-19 pandemic, certain of our suppliers increased prices significantly. In most cases, we were able to pass on a corresponding price increase to our customers, but this may not be the case in the future. We do not have long-term supply agreements with our manufacturing, testing or assembly suppliers, although with large suppliers we typically negotiate pricing on an annual basis. With other suppliers we typically negotiate on a purchase order by purchase order basis. We may not be able to obtain price reductions, or anticipate or prevent future price increases from our suppliers. Because we have a sole supplier of wafers and limited sources of testing and assembly for both chipsets and modules, we may not be able to negotiate favorable pricing terms from our suppliers. These and other related factors could impair our ability to control our costs and could harm our operating results.
We outsource our assembly, testing, warehousing and shipping operations to third parties, and if these parties fail to produce and deliver our products in a timely manner and in accordance with our specifications, our reputation, customer relationships and operating results could suffer.
We rely on third parties for the assembly, testing, warehousing and shipping of our products. We currently rely on outsourced semiconductor assembly and test (OSAT) suppliers such as Advanced Semiconductor Engineering ChungLi (ASECL), Advanced Semiconductor Engineering, Inc. (ASEKH) and Silicon Precision Industries Limited (SPIL) for most of our chipset assembly and testing. We rely on Asiatel Technologies Co. and BYD Electronic International Co Ltd. for manufacturing of our modules. We further rely on a single company for logistics and storage. We depend on these parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. We are unable to maintain the same level of oversight and control of these outsourced operations as we would if we were to conduct them internally.
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
Risks Related to Intellectual Property Rights
Our business substantially depends on intellectual property licensed from Qualcomm, and we may be unable to successful grow our business due to the covenants under the Qualcomm asset purchase agreement and license agreement.
On September 30, 2024, Qualcomm Technologies, Inc. (“Qualcomm”), a subsidiary of Qualcomm Incorporated, acquired the majority of our 4G IoT technologies. In connection with the sale of 4G intellectual property assets to Qualcomm, we received a license giving us the right to sell, support, maintain and enhance our existing 4G product portfolio and develop new generations of chips and modules using such technologies. This license enables us to continue developing and selling our Monarch (LTE-M/NB-IoT) and Calliope (LTE Cat-1/Cat-1bis chips. The license is royalty-free for current products and minor derivatives and royalty bearing through September 2029 for major derivatives, assuming annual revenues reach a certain minimum level. This license may be terminated by Qualcomm in the the case of specified material breaches or other events. If this license is terminated, our business and financial condition could be materially harmed. In addition, the asset purchase agreement contains certain post-closing covenants that restrict our business for certain periods, which could limit our business operations or ability to enter into certain strategic agreements.
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
Risks Related to a Material Weakness in Our Internal Control Over Financial Reporting
We identified material weaknesses in our internal control over financial reporting during 2024 and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements or otherwise adversely affect the accuracy, reliability or timeliness of our financial statements.

Pursuant to the Sarbanes-Oxley Act of 2002, we are required to document and test our internal control procedures and to provide a report by management on internal control over financial reporting, including management’s assessment of the effectiveness of such control. In preparing our 2024 consolidated financial statements, we identified deficiencies in our internal control over financial reporting that constituted material weaknesses in our internal control over financial reporting. In the context of a number of significant non-routine transactions and complex accounting matters that took place in 2024, including the termination of the Renesas tender offer to buy the Company, debt restructuring and the Qualcomm transaction, we identified a first material weakness whereby we determined that management’s review controls and other controls over the accounting and presentation of certain transactions were not adequately designed or operated to address the accounting and presentation requirements of International Financial Reporting Standards.
In addition, our management identified a second material weakness related to controls over routine transactions (including the control over the estimate of inventory valuation allowance at period end and management review of data provided by experts) which did not operate in a timely manner to prevent, or detect and correct, errors in the financial statements. This included proper evaluation of all relevant accounting standards for these transactions. This resulted from a lack of sufficient personnel to consistently execute appropriate oversight and formal documentation of accounting processes and required control activities in a timely manner, given the number of non-routine transactions that had to be addressed by the same personnel.
In an effort to remediate our material weaknesses, our management is evaluating our control framework for non-routine and complex transactions and, considering delaying the timing of the publication of unaudited, preliminary results in order to provide more time for the finance and accounting team to complete and document all controls and challenge accounting and presentation for these transactions. In addition, in order to reinforce our finance team, we are contemplating additional training and evaluating hiring needs to ensure appropriate oversight and timely control activities. Although we are working to remedy the material weaknesses, there can be no assurance as to when the remediation will be completed, and we can give no assurances that other material weaknesses will not arise in the future. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Deficiencies, including any material weakness, in our internal control over financial reporting that have not been remediated or that may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, suspension or delisting of our ADSs from the New York Stock Exchange, or otherwise materially adversely affect our business, reputation, results of operations and financial condition.
Risks Related to Ownership of Our Shares and ADSs
Until recently we were not in compliance with the Continued Listing Criteria of the New York Stock Exchange (NYSE), and our failure to maintain compliance may result in the delisting of our ADSs.

On April 9, 2024, the New York Stock Exchange (the “NYSE”) notified us that we were no longer in compliance with the minimum market capitalization and minimum share price requirements of the NYSE Listed Company Manual because (i) we had an average global market capitalization over a consecutive 30 trading-day period below $50,000,000 and, at the same time, stockholders’ equity was less than $50,000,000, and (ii) because the average closing price of the Company’s ADSs was less than $1.00 over a consecutive 30 trading-day period. We regained compliance with all listing standards on April 2, 2025, but there is no assurance that we will continue to meet the NYSE listing standards.
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

•the impact of recent U.S. tariffs on our ability to sell our products in the United States;
•reductions in orders or cancellations by our customers;
•changes in customer mix, the mix of products and services sold and the mix of geographies in which our products and services are sold;
•reduced visibility into our customers’ spending plans and associated revenue;
•current and potential customer, partner and supplier consolidation and concentration;
•changes in the size, growth or growth prospects of the LTE, 5G and IoT markets;
•changes in the competitive dynamics of our market, including new entrants or pricing pressures, and our ability to compete in the LTE, 5G and IoT markets;
•timing and success of commercial deployments of and upgrades to 4G wireless networks and the next generation 5G wireless networks;
•timely availability, at a reasonable cost, of adequate manufacturing capacity with the sole foundry that manufactures our products;
•our ability to successfully define, design and release new products in a timely manner that meet our customers’ needs;
•timing and growth rate of revenues from the LTE, 5G and IoT markets;
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
We are a “foreign private issuer”, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we have and expect to continue to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies, and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our ordinary shares are not listed, and we do not currently intend to list our ordinary shares on any market in France, our home country. As a result, we are not subject to the reporting and other requirements of listed companies in France. For instance, we are not required to publish quarterly or semi-annual financial statements. Accordingly, there is less publicly available information concerning our company than there would be if we were a U.S.-based public company.
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
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of the ADSs has fluctuated substantially and is likely to fluctuate in the future, and the market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. While we do not believe we were a PFIC for 2024, there is no assurance that we will not be a PFIC in 2025 or later years. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, having interest charges apply to distributions by us and the proceeds of ADS sales and additional reporting requirements. We do not expect to provide to U.S. holders, the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Item 10.E—Taxation—Material United States Federal Income Tax Consequences.
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
Holders of our ADSs may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
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
The exercise or conversion of outstanding stock options, restricted shares, and warrants into ordinary shares will dilute the percentage ownership of our other shareholders and the sale of such shares may adversely affect the market price of the ADSs.

As of April 18, 2025, there were outstanding stock options, warrants (including warrants issued to financial and strategic investors), and unvested restricted shares representing an aggregate of 44.1 million of our ordinary shares (representing 4.1 million ADSs), and more restricted shares, options and warrants will likely be granted in the future to our officers, directors and employees. We may issue additional warrants or convertible notes in connection with acquisitions, borrowing arrangement or other strategic or financial transactions. The exercise of outstanding stock options, or warrants, and the vesting of restricted shares, will dilute the percentage ownership of our other shareholders. The exercise of these options and warrants and the vesting of restricted shares, with the subsequent sale of the underlying ordinary shares, could cause a decline in the market price of the ADSs.
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
Our key technical and engineering personnel represent a significant asset and serve as the source of our technological and product innovations. In connection with the strategic agreement concluded with Qualcomm on September 30, 2024, 70 of our engineers (approximately one third of the engineering team) were transferred to Qualcomm in October 2024. We subsequently reinforced the team by hiring approximately 25 engineers in connection with the acquisition ACP in January 2025. We plan to recruit additional design and application engineers with expertise in wireless broadband communications technologies. We may not be successful in attracting, retaining and motivating sufficient technical and engineering personnel to support our anticipated growth. In addition, to expand our customer base and increase sales to existing customers, we will need to hire additional qualified sales personnel. The competition for qualified marketing, sales, technical and engineering personnel in our industry is very intense. If we are unable to hire, train and retain qualified marketing, sales, technical and engineering personnel in a timely manner, our ability to grow our business will be impaired. In addition, if we are unable to retain our existing sales personnel, our ability to maintain or grow our current level of revenue will be harmed.
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
In the year ended December 31, 2024, we realized a taxable profit in France due to the gain recognized on the sale of certain 4G assets to Qualcomm. Under French tax regulations, we may opt to apply a special lower-tax regime to sales or licenses of qualifying intellectual property, commonly referred to as "IP Box". Taxable income from such qualifying transaction is taxed at a rate of 10%. We opted to apply the IP Box regime to the taxable income arising from the sale of the Monarch 2 eligible intellectual property, which is the trademarkable software element. Our use of the IP Box regime for this transaction is being submitted for review by the French tax administration. A ruling is expected to be received before the end of 2025. In the event of an unfavorable ruling, all our French taxable income would be taxed at 25%, resulting in an increase of taxes due of $4,280,000.

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
On September 30, 2024, Qualcomm Technologies, Inc. (“Qualcomm”), a subsidiary of Qualcomm Incorporated, acquired the majority of our 4G IoT technologies. In addition to retaining full ownership of 5G intellectual property, we retained the right to sell, support, maintain and enhance our existing 4G product portfolio and develop new generations of chips and modules using such technologies. This deal enables us to advance our Monarch (LTE-M/NB-IoT), Calliope (LTE Cat-1/Cat-1bis), and Cassiopeia (LTE Cat-4/Cat-6) lines, along with 5G RedCap and eRedCap product developments. The transaction did not affect Sequans’ existing contractual obligations or operations with customers, suppliers, and industry partners.
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
Principal Capital Expenditures
Our capital expenditures including purchase of intangible assets and capitalized development costs for the years ended December 31, 2022, 2023 and 2024 amounted to $22.7 million, $29.6 million and $19.7 million, respectively. They primarily consisted of purchases related to 5G product development as well as capitalized development costs. We anticipate our capital expenditures in the year ended December 31, 2025 to be primarily for 5G narrow band development for the massive Internet of Things (IoT) markets, following our decision in mid-2024 to suspend our development of high-speed broadband 5G technology. We anticipate our capital expenditure in 2025 to be financed from our cash on hand plus financing from R&D project financing, and potentially from new strategic alliances. Should we decide to broaden our product range by acquiring or developing complementary technologies, we could need additional capital expenditures in order to support development of multi-mode or multi-feature products.

B.	Business Overview
We are a fabless designer, developer and supplier of cellular semiconductor solutions primarily for the cellular IoT markets. We offer a comprehensive set of 5G/4G chips and modules fully optimized for non-smartphone devices. IoT applications usually have low data transmission needs and require technology extremely optimized in power consumption and cost to enable massive deployment. It covers applications such as smart mobility and logistics, smart utility meters, smart cities, smart industries, e-health and wellness, and smart homes to name few. Our product portfolio is composed of chips, or integrated circuits (IC) of baseband processors and radio frequency (RF) transceivers, as well as IoT modules that incorporate these chips along with radio front end subsystem, and rich software that includes advanced modem and signal processing code as well as protocol stack and higher-layer applications. Our goal is to deliver an advanced set of features with technology optimized to address the IoT requirements: power, size, high reliability and advanced security algorithms at a competitive price.
The cellular IoT market is often served by single-mode 4G LTE, or LTE-only, devices. The completion of 3GPP Release 13/14 in 2016 introduced two LTE categories targeting low power, low data-use machine-type communications enhancing power efficiency, reducing module costs, and improving coverage for the IoT market. LTE-M (also known as LTE Cat M) can achieve peak download rates of about 1 Mbps, while NB-IoT (also known as Cat NB) can reach peak download rates of about 100 Kbps. Additionally, 3GPP Release 14 introduced LTE Cat 1bis, an optimized evolution of the original Cat 1 technology, providing peak download rates of about 10 Mbps. LTE Cat 1bis is used in IoT devices that require extra bandwidth or are deployed in areas without LTE-M coverage. LTE Cat 4, offering peak download speeds of up to 150 Mbps, is used in IoT devices requiring higher bandwidth. With the evolution of the standard to 5G, new 5G standards have been introduced to service the IoT market. 3GPP Release 17 introduced 5G NR RedCap, also known as Reduced Capability New Radio, with a peak download rate of up to 150 Mbps. eRedCap (Enhanced Reduced Capability) was introduced in 3GPP Release 18 and supports a reduced data bandwidth with a peak download rate of 10 Mbps.
With our solutions we address the rapidly-growing 4G cellular IoT market. We provide a comprehensive product portfolio based on our flagship Monarch platform (LTE-M/NB IoT), Calliope platform (LTE Cat 1 and Cat 1 bis) featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. We also address higher bandwidth IoT applications with our Cassiopeia platform (LTE Cat 4).
In June 2024, we suspended the development of our 5G broadband product for Fixed Wireless Access applications and reoriented our product roadmap towards low-power 5G variants for IoT, specifically RedCap and eRedCap. We believe we will be able to deliver our next generation of products, dual mode (5G and 4G), leveraging all our past 4G development efforts and reinforcing our position in the IoT market.
Many vertical applications, such as satellite, avionic, public safety and military, seek to leverage the cellular 5G/4G 3GPP standard to serve their markets. Using our 5G/4G platforms developed originally for the cellular IoT market segments described above, we address this market by offering software services to do the required modifications on such platforms in order to offer optimized solutions for these vertical applications.
Our product portfolio allows us to target the IoT market segments described above, with purpose-built, price/performance-optimized chipset solutions. This includes chips and modules that have the advantage to accelerate the time-to-market in some market segments.
Industry Background
Evolution of Wireless Networking : from 4G to 5G Wireless
4G LTE has become the dominant technology for terrestrial cellular networks. The GSA counted 833 commercial LTE networks (up from 824 one year earlier) around the world as of January 20251. The strong coverage of LTE networks worldwide explains the continuous growth of IoT devices using this technology. In January 2025, ABI Research projected that the single-mode LTE IoT (Cat 1), LTE-M/NB-IoT module market will grow at a CAGR of 13% between 2025 and 2030 to reach annual IoT device shipments of 568 million units in 2030.
5G further expands the principles of 4G, bringing: better spectrum efficiency, higher throughput, and lower latency. This opened new opportunities for applications, ranging from gaming, to medical monitoring, and autonomous vehicles. MIMO techniques have been extended compared to 4G, and aggregated bandwidth is coming at a much larger scale. While 4G is mostly using aggregated bandwidth of 20, 40, or, in some rare cases 100MHz, 5G makes use of aggregated bandwidth up to 800MHz. The combination of powerful MIMO schemes and very large bandwidth allows for much higher throughput, in the range of several Gbps. Regulatory aspects have facilitated such a transition; spectrum is known to be a scarce resource. Beyond the re-farming of legacy spectrum (in the sub-6GHz range), new spectrum has been allocated in both this sub-6GHZ, and in the millimeter wave space (24GHz and above). Additionally, 5G was built to allow a smooth transition from 4G networks, with two main modes of operations: 5G Standalone (SA) for pure 5G operation and Non Standalone (NSA) for coexistence with 4G. This specifically allows legacy devices already deployed to be smoothly integrated in a brand new 5G network.
Starting with 3GPP Release 17, the Reduced Capability (RedCap) category of devices in 5G NR aims to address lower data rates below 300 Mbps, providing a solution to replace legacy LTE Cat 6 and Cat 4. This approach continues in 3GPP Release 18 with eRedCap (Enhanced Reduced Capability), which offers an optimized solution similar to LTE Cat 1. Both 5G NR RedCap and eRedCap rely on operators' 5G Standalone (SA) network deployment and operate on the lower sub-6GHz spectrum (FR1). RedCap is expected to be used on FD-FDD and TDD spectrums with two antennas, while eRedCap, optimized for single antenna usage, may operate on either FD-FDD or HD-FDD. Migration to 5G NR RedCap / eRedCap will be progressing gradually, shaped by 5G Standalone (SA) network readiness and operators’ spectrum re-farming strategies. Dual-mode devices supporting both LTE 4G and 5G NR will be required to enable this transition. As of January 2025, the GSA2 counted 344 commercial 5G networks around the world of which 67 having deployed, launched or soft-launched 5G standalone in public networks.
Challenges Faced By 4G/5G Wireless Semiconductor Providers
1 Public Networks and Operators : GAMBoD Database (https://gsacom.com/paper/public-networks-operators-january-2025/)
2 Public Networks and Operators : GAMBoD Database (https://gsacom.com/paper/public-networks-operators-january-2025/)

Suppliers of 4G and 5G semiconductor solutions face significant challenges:
•Execution Challenges. The rapid evolution and complexity of wireless protocols for IoT (LTE-M, NB-IoT, LTE Cat 1bis and Cat 4, 5G NR RedCap and eRedCap), requires sustained product development excellence and ongoing collaboration with networks operators and infrastructure providers to meet market technology needs. Subscriber demand and carriers’ push to increase revenues by providing new and higher performance devices have driven OEM and ODM product life cycles to become shorter and require semiconductor solution providers to adhere to quick time-to-market schedules while providing fast and efficient transition from design-in to volume production. Typical design cycles range from six months for consumer electronics devices up to two years or more for industrial or automotive applications. In addition, wireless carriers require semiconductor solutions to undergo extensive certification qualification and interoperability testing prior to mass production.
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
Our Competitive Strengths
We believe the following competitive strengths enable us to address the challenges faced by 4G and 5G wireless semiconductor providers:
•A strong track record of execution in 4G, that we are leveraging for 5G. We believe we are well positioned in the 4G LTE market, with more than 60 end customers having already launched or in the development phase of products using Sequans 4G LTE chipsets, and in particular, we are a recognized innovator and leader in LTE for IoT chipsets. We have released many generations of 4G/5G chips from WiMax to LTE that have been deployed in a variety of devices including smartphones, USB dongles, tablets, mobile routers, broadband access CPEs, in-car telematics devices, smart meters, eHealth/well-being applications, and other industrial and consumer IoT devices. We have a track record of technologies leadership and innovation. As examples :
•in 2017, introduction of Monarch, world's first LTE-M/NB-IoT single chip solution
•in 2019, introduction of Monarch 2, second generation of Monarch with improved power consumption and dual mode LTE-M/NB-IoT support
•in December 2021, Monarch 2 becomes first Common Criteria EAL5+ certified cellular platform;
•announced in December 2021, availability of GNSS positioning technology on Monarch 2 platform;
•in December 2021, introduced Cat 1bis modules based on second-generation Cat 1 chip, Calliope 2;
•in August 2022, executed a multi-year, strategic 5G licensing agreement in excess of $50 million;
•introduced in November 2022, jointly with Skyworks Solutions, Inc., a SiP (system-in-package) solution combining Sequans’ Monarch 2 modem with Skyworks’ radio front-end solution, creating the world’s smallest LTE-M/NB-IoT connectivity platform in a single package; and
•in April 2023, introduced in collaboration with Anterix, the Cassiopeia CA410 LTE Cat 4 multi-band solution for public and private networks in North America.
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
◦support for LTE-Advanced technology band 48 for CBRS solutions available through two of our LTE solutions;
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
•Highly optimized 4G and 5G solutions. We have successfully produced and ramped into commercial production multiple generations of 4G system-on-chip, or SoC, semiconductor solutions. We delivered the first cellular technology (Cat 1 and LTE-M) for IoT, and we began delivering the second generation dual mode LTE-M/NB-IoT for this segment in 2021. We are delivering in production our Cat 1bis platform, the second generation Cat 1 solution. This experience has resulted in what we believe to be one of the industry’s most efficient implementations, providing high performance at low cost and low power consumption. Some of our solutions have integrated the baseband processor and the RF transceiver into a single die, resulting in extremely high integration, small footprint and low cost. We developed and launched our second-generation LTE-M chipset, the Monarch 2 that provides major improvement in power and cost with new advanced features. Furthermore, our comprehensive software solutions help our customers get to market quickly with an optimized, mature and field proven solution. Our highly optimized solutions offer key advantages for both ourselves and our end customers:
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
Our Strategy
Our goal is to be a leading provider of next-generation wireless semiconductor for IoT by providing best-in-class solutions that enable mass-market adoption of 4G and 5G technologies worldwide. Key elements of our strategy include:

•Identifying and optimally serving 4G and 5G market segments. As cellular operators continue to build out their 4G LTE and 5G NR networks and re-farm their 2G and 3G spectrum to support demand for data capacity, we expect to see significant growth in the demand for 4G LTE-only, 5G and 5G with 4G fallback devices to enable the migration to 5G. In our estimation, this demand is expected to come from three areas:

1)Continuous growth in LTE-M/NB-IoT, LTE Cat 1bis and Cat 4 : While a large number of IoT connections are expected to use WiFi, Bluetooth or some other local-area or personal-area networking technology, there are many applications for wide-area connectivity which can be addressed by cellular networks. Applications for cellular connectivity include smart utility meters, security, asset tracking, mobile/remote healthcare, industrial automation and monitoring, retail, smart cities, consumer wearables, agriculture and environmental monitoring, and more. This trend toward the use of 4G LTE in the IoT market began with the arrival of cost- and power-optimized Category 1 LTE solutions in 2015, and is accelerating with the arrival of machine type communications (MTC)-optimized 3GPP Release 13/14/15 LTE solutions, which define Cat M and Cat NB user equipment categories. In 2021, we also observed a slower than expected adoption of NB-IoT in several regions, notably in Japan (which appears to be abandoning NB-IoT networks), in Europe (developing LTE-M on top of NB-IoT), in North America (AT&T discontinuing NB-IoT) and even in China (where some applications are progressively turning to higher data rate Cat 1bis vs. lower data rate NB-IoT). On the other hand, LTE-M has been steadily growing, and new generation Cat 1bis have been on the rise. Our product family is composed of:
a.Monarch, the world’s first LTE-M/NB-IoT chip (announced in February 2016, certified in 2017) and our second generation of dual-mode LTE-M/MB-IoT semiconductor, Monarch 2, with better cost, power saving, and integrated features such as an application development environment, GNSS, and iUICC.
b.Calliope, our world-first Calliope LTE Cat 1 chipset platform, announced in January 2015. The Calliope 2, our Cat1bis chip, is enabling us to gain market share in telematics, security camera and IoT applications, such as smart home that require higher bandwidth than LTE-M.
c.Cassiopeia, our LTE Cat 4 chipset platform, addressing IoT deployments on Private (CBRS and Anterix) and Public Networks in North America

2)Transition to 5G NR : As 5G NR Standalone (SA) networks are deployed, IoT applications will gradually migrate to 5G NR RedCap and eRedCap that has been specified in 3GPP Release 17/18. In February 2025, we unveiled our next generation of 5G NR semiconductors, designed to enhance performance and ensure a seamless transition from 4G LTE to 5G NR. These semiconductors promise longevity, robust connectivity, and low power consumption. The Monarch 3 integrates 5G NR eRedCap with LTE-M, enhancing connectivity and performance. The Calliope 3 combines 5G NR eRedCap with LTE Cat 1bis, offering improved data rates and robust connectivity. Lastly, we expect to develop a light version of Taurus that supports both LTE Cat 4 and RedCap, insuring reliable and efficient operation.

•Accelerating our, and our customers’, time to market and reducing our customers’ development costs. By packaging our semiconductor solutions in a complete, turnkey module form factor and certifying them with key wireless carriers, we have been catalyzing the market for cellular devices, speed time to market for customers wishing to incorporate connectivity in their devices and reduce the cost and complexity for our customers.

•Leveraging our multiple generations of 4G chip design experience to become a leader in advanced 4G and 5G technology and cost efficiency. The cost and power efficiency achieved from our many generations of 4G modem design has enabled us to deliver our family of products at attractive price points, enabling LTE connectivity to be embedded in a wide range of cost-sensitive IoT applications in both consumer and machine-to-machine applications. The most recent members of our 4G IoT family are the Monarch 2, and Calliope 2, with increasing level of integration and features. We are currently developing our next generation of semiconductors, the Monarch 3 and Calliope 3, adding 5G eRedCap and enhances performances.

•Partnering with other leading technology companies to complement our technology offerings. We regularly collaborate with ecosystem partners who provide complementary technology or strengthen our capabilities to address customer needs and competitive pressure. We are partnering with mobile virtual network operators (MVNOs) to enable new potential customers using multi-region coverage. We have signed worldwide distribution contracts with Avnet, Digi-Key, Mouser Electronics and Richardson RFPD. This will facilitate access to our technology through the distributors’ wide go-to-market presence.
Our Solutions
We have developed a portfolio of 4G/5G semiconductor solutions to address a variety of applications and market segments. We offer baseband solutions used to encode and decode data based on 4G/5G protocols that serve as the core wireless processing platform for a cellular device; RF transceivers used to transmit and receive wireless transmissions; and highly integrated SoC solutions that combine these and other functions into a single die or package. Some of our SoC solutions integrate the baseband and RF transceiver functions, in some cases with an applications processor and memory. This advanced integration reduces the size, cost, design complexity and power consumption of cellular solution. We offer a family of LTE modules that vastly simplify the task of embedding LTE connectivity for device makers lacking cellular experience. This helps us expanding our options in adjusting our business model on case-by-case basis.
All of our baseband, SoC products and modules are provided with comprehensive software, including tools, to enable manufacturers to easily integrate our solutions into their devices in a wide variety of environments. In addition, we provide our customers with design support, in the form of reference designs that specify recommended methods for interconnecting our chips to surrounding devices, such as host processors, memory and RF front-end components as well as tools to integrate with products from major automatic test equipment vendors.

Our primary chipset products are summarized in the table below. For each baseband chipset, we have a number of modules available as well.

Platform Name Chipset ID Family	Description	Key Features
Monarch SQN3330	LTE Release 13/14 LTE-M and NB-IoT SoC	LTE Cat M1 and NB1 supported; Baseband, RF transceiver, memory and power management integrated in a single package; power optimized for IoT applications requiring lower throughput.
Modules based on this chipset: GM01Q

Monarch 2 SQN3430	LTE Release 14/15 dual-mode LTE-M/NB-IoT SoC	Highly integrated chip with extremely low power consumption, supporting power class 3 (23 dBm) and lower (20, 14 dBm), with an integrated MCU with Sensor-Hub Mode Secure element & iUICC, EAL5+ security grade.
Modules based on this chipset: GM02S, GM02SP

Monarch 2 SiP SQN66431 SKY66431	LTE Release 14/15 dual-mode LTE M/NB-IoT SiP
Second generation of Ultra-compact complete LTE System in Package; integrated baseband, RF, pSRAM, power management, front-end and passives; eco-Paging™ for optimized eDRX; power class options 20 and 23dBm; integrated MCU, Secure element & iUICC, EAL5+ security grade, GNSS support.
Designed in collaboration with Skyworks

Calliope SQN3223	LTE Release 9/10 BB
10 Mbps CAT 1 peak throughput, USB and HS UART interfaces, integrated processor, cost- and power-optimized for IoT and M2M applications requiring lower throughput.
Modules based on this chipset: US130Q, VZ120Q

Colibri / Calliope SQN3241	LTE RF	Supports 700-900MHz and 1.8-2.7GHz, up to 20 MHz bandwidth. WLCSP. Modules based on this chipset: VZ22Q/US30Q/EU40Q
Calliope 2 SQN3530	LTE Release 14/15 SoC
Cat 1bis SoC, A-CPU, Audio, secure enclave, iUICC (40nm) technology. Baseband, RF, power management and memory integrated in one chip platform. Significant improvement in power consumption. Integrated secure enclave with EAL5 level of security.
Module family based on this chipset: GC02S1

Cassiopeia SQN3220/ SQN3220sc	LTE-Advanced Release 10 BB	LTE Cat 4 / Cat 6 with carrier aggregation up to 20 + 20 MHz Modules based on this chipset: CB410 / CB610 / CA410
Cassiopeia SQN3240/SQN3242/SQN3244	LTE RF	Supports FDD and TDD 700 MHz - 2.7 GHz, up to 20 MHz bandwidth Modules based on this chipset: CB410 / CB610 / CA410

Abbreviations used in this table: BB = baseband processor, nm = nanometer, dBm = decibels; iUICC = integrated Universal Integrated Circuit Card; MCU = micro controller unit; PMIC = power management IC; RF = radio frequency transceiver, SDRAM = Synchronous Dynamic Random Access Memory, SiP = system in package, SoC = system-on-chip, VoLTE = Voice over LTE.
Competition
The wireless semiconductor business is very competitive. We believe that our competitive strengths will enable us to compete favorably in the 4G and 5G IoT markets. The following are the primary elements on which companies in our industry compete:
•time to market, functionality, form factor and cost;
•product performance, as measured by network throughput, signal reach, latency and power consumption;
•software maturity and carrier certification coverage;
•track record of providing high-volume deployments in the industry; and
•systems knowledge helping customers to optimize their products.
We face competition from established semiconductor companies such as Mediatek, Qualcomm Incorporated, Samsung Electronics Co. Ltd., Sony Corporation, and companies located in China such as Huawei HiSilicon, ASR Micro and Unisoc, as well as smaller actors in the market with more limited product portfolios, such as GCT Semiconductor and Nordic Semiconductor.
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
Qualcomm Transaction
On September 30, 2024, we concluded a strategic transaction with Qualcomm Technologies, Inc ("Qualcomm"), valued at $200 million in cash.
The overall deal resulted in Qualcomm acquiring the intellectual property ("IP") for our two main 4G products (Monarch2 and Calliope2) and certain physical assets, as well as receiving a license to our entire patent portfolio and a license to our partially developed 5G broadband platform, known as Taurus. In addition, approximately 70 of our employees transferred to Qualcomm effective October 1, 2024.
The transaction included a license back to us of the Monarch2 and Calliope2 IP, which means that we will continue to have the right to manufacture and sell the products to serve our customers as usual, on a royalty-free basis. Therefore, there was no sale or discontinuation of our 4G business.
Business Development, Sales, and Marketing
Our business development efforts are focused on developing relationships with wireless carriers to identify the market opportunities in general. The carriers are often a partner providing the data plan service and our customers are major OEMs or ODMs addressing the various applications of cellular IoT, e.g., metering, asset tracking, alarms etc. In this case, we engage with the end customers directly or via our module partners, technology partner or distributors to develop relationships and promote our solutions. We work closely with key players across the wireless industry to understand their requirements and enable them to certify and deploy cellular solutions in high volume.
Our product marketing and business development team is organized regionally and by wireless carrier. In addition to identifying new business opportunities based on the wireless carriers' product launch plan, the product marketing and business development team also works to understand the wireless carriers’ future technological requirements, so that we can incorporate appropriate features in our product roadmap. We have a business development team of both dedicated employees and outside contractors.
Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of December 31, 2024, we had a direct sales force serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, and Japan; Europe; the Middle East and North America. In the United States, Brazil and Israel, we have supplemented our direct sales team with sales representatives who help with sales enablement, lead generation, customer communications and customer support functions. We have continued to reinforce our go-to-market capabilities by expanding our new distributor channels implementation, including the four worldwide agreements with Avnet, Digi-Key, Mouser Electronics and Richardson RFPD. These agreements encompass lead generation and support as well as fulfillment. To further the reach of our sales channels, we are collaborating with microcontroller vendors like Microchip, to develop IoT design kits that provide us the scale of these large corporations and also help their existing end customers easily integrate our products while keeping their software legacy intact. They are useful to address the massive IoT market as the numbers of applications and potential customers are very large.
Our sales force works closely with a team of technical support personnel. This team assists customers in solving technical challenges during the design, manufacturing implementation and certification phases of a customer’s product life cycle. The information obtained from customer support is then communicated back to the product development teams to be considered in future software releases or hardware development. This high-touch approach allows us to facilitate the successful certification and acceptance by the wireless carriers of our customers’ products, which speeds time-to-market for our customers and reinforces our role as a trusted advisor to our customers.
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
Our marketing strategy is focused on enabling broad adoption of 4G and 5G solutions and communicating our technology advantages to the marketplace. This includes building awareness of and preference for our technology at wireless carriers who generate demand for 4G- and/or 5G-enabled devices. By working to understand carrier services strategies, device roadmaps and technical requirements, we believe we are better positioned to drive our roadmap to meet these needs, to influence their choice of technology suppliers, and to identify manufacturers in the wireless industry who are best prepared to serve the needs of the wireless carrier. Our technical and business relationships with AT&T, ChungHwa Telecom CHT, Deutsche Telekom, KDDI, NTT DoCoMo, Orange, Softbank, Spark Networks, T-Mobile, Telefonica, Telenor, Telstra, Verizon Wireless, Vodafone and other operators have allowed us to anticipate requirements and develop solutions tailored for their respective networks, which helped us secure several design wins and launch multiple products. For example, our LTE-M/NB-IoT Monarch 2 chipsets and module offerings have been certified by AT&T, T-Mobile, Verizon, Sprint, NTT DoCoMo, Softbank, KDDI, Telstra, LG U+, Deutsche Telekom, Telus, Telstra, Orange, Vodafone, CHT, Firstnet, Spark Networks — as well as certified with most global and regional industry and regulatory bodies (GCF, PTCRB, FCC, IC/ISED, ACMA, UKCA, RED, NCC, JATE, TELEC).
Our marketing team is also responsible for strategic planning, OEM, ODM, technology partners and wireless carriers business development and corporate communications. All of these functions are aimed at strengthening the competitiveness of our solutions in response to evolving industry needs and competitive activities, and at articulating the value proposition of our technology throughout the 4G and 5G wireless industry. Our sales and marketing organizations work closely together to ensure that evolving industry requirements are reflected in our product plans, and that customers have early access to our roadmaps and can communicate the value of our technology to the wireless carriers. This end-to-end value chain management approach is designed to grow and preserve our market share in the segments we serve.
As of December 31, 2024, we had 42 employees and four outside contractors in our business development, sales, customer support and marketing teams.
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
Our top ten customers accounted for 95%, 92% and 97% of our total revenue in 2022, 2023 and 2024, respectively. Our strategic partner based in China accounted for 33% of our revenue in 2022, 56% in 2023 and 12% in 2024. A new strategic partner accounted for 53% of our revenues in 2024. An ODM partner who represented less than 10% of our revenues in each of 2022 and 2023, accounted for 15% of our 2024 revenues. The following is a list of our top ten customers (names given when we have permission), in alphabetical order, based on total revenue during 2024:

• Asiatelco • Itron • Honeywell • Lockheed Martin • Matlog	• Qualcomm • Renesas • Telit Cinterion Deutschland GmbH • Withings • Strategic partner (China)
Manufacturing
We operate a fabless business model and use third-party foundries and assembly and test contractors to manufacture, assemble and test our semiconductor solutions.
Our sole foundry vendor is TSMC, and currently we use their commercially available mature standard 65nm and 40nm, standard RF, mixed-signal and digital CMOS foundry processes to enable us to produce our products more cost-effectively. We expect to add 22nm technology in the next generation of products. We use well-known outsourced semiconductor assembly and test (OSAT) suppliers such as Advanced Semiconductor Engineering ChungLi (ASECL), Advanced Semiconductor Engineering, Inc. (ASEKH) and Silicon Precision Industries Limited (SPIL) for most of our chipset assembly and testing. We use Asiatel Technologies Co. and BYD Electronic International Co Ltd. for manufacturing of our modules.
We generally manufacture to our internal sales forecasts and fill orders as received with some buffer for rush orders. We do not have manufacturing agreements with our foundry or with our testing and packaging or module vendors, other than agreements with Asiatel and BYD, and we place our orders with our foundry and other vendors on a purchase order basis. See “Risk Factors—Risks Related to Our Business and Industry”.
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
Intellectual Property
We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At December 31, 2024, we had 56 issued and allowed United States patents, and 8 pending United States patents. The first of our issued and allowed patents is not expected to expire until 2027.
In connection with the acquisition of ACP Applied Circuit Pursuit in January 2025, we acquired four issued and allowed United States patents.
In connection with the sale of 4G intellectual property assets to Qualcomm, we received a license giving us the right to sell, support, maintain and enhance our existing 4G product portfolio and develop new generations of chips and modules using such technologies. This license enables us to continue developing our Monarch (LTE-M/NB-IoT) and Calliope (LTE Cat-1/Cat-1bis. The license is royalty-free for current products and minor derivatives and royalty bearing through September 2029 for major derivatives, assuming annual revenues reach a certain minimum level. The only material limitation in the license is on our ability to assign the license, including in the event of change of control, until September 30, 2027. No assignment of the license is permitted without Qualcomm's agreement, except to certain identified permitted transferees. From October 1, 2027 to September 30, 2030, the license may be assigned but if assigned to a semi-conductor company, a fee will be payable to Qualcomm.
In addition to our own intellectual property and intellectual property licensed back from Qualcomm, we have also entered into a number of licensing arrangements pursuant to which we license third-party technologies and intellectual property. In particular, we have entered into such arrangements for certain technologies embedded in our semiconductor, hardware and software designs. These are typically non-exclusive contracts provided under royalty-accruing or paid-up licenses. These licenses are generally perpetual or automatically renewed for so long as we continue to pay any royalty that may be due and in the absence of any uncured material breach of the agreement. Certain licenses for technology used for development of a particular product are for a set term, generally at least two years, with a renewal option, and can be easily replaced with other currently available technology in subsequent product developments. In the event that such licenses are not renewed, they nevertheless continue with regard to products distributed in the field. Except for our licenses to the so called “essential patents” described below, we do not believe our business is dependent to any significant degree on any individual third-party license.
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
Facilities
Our principal executive offices are located in Colombes, France, consisting of 21,625 square feet under a lease that expires in May 2029, but which may be terminated in May 2026. This facility accommodates our principal research and development, product marketing, and finance and administrative activities.
We have a 7,843 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2025. We have a 4,884 square-foot facility in Ramat Gan, Israel, which houses a research and development center, under a lease that expires in December 2025, with the option to renew. We have a 645 square-foot facility in Salo, Finland under a lease that expires in November 2025, with the option to renew. We rent additional office space in Taipei, Taiwan; Shenzhen, China; and in Bedminster, New Jersey under short-term lease agreements.
We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

C.	Organizational Structure
The Company is the ultimate parent of the group comprised of the Sequans Communications S.A. and its subsidiaries at December 31, 2024:

Name	Country of incorporation	Year of incorporation	% equity interest
Sequans Communications Ltd.	United Kingdom	2005	100
Sequans Communications Inc.	United States	2008	100
Sequans Communications Ltd. Pte.	Singapore	2008	100
Sequans Communications Israel (2009) Ltd.	Israel	2009	100
Sequans Communications Finland Oy	Finland	2020	100
Sequans Communications SAS (inactive)	France	2023	100

    With the acquisition of ACP Applied Circuit Pursuit ("ACP") in January 2025, the Company added a wholly-owned subsidiary incorporated in Switzerland. ACP itself has subsidiaries in China, Hong Kong and France; the Company intends to liquidate the China and Hong Kong entities, and to either liquidate or merge the French subsidiary into Sequans Communications S.A.

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
Our total revenue was $36.8 million in 2024, $33.6 million in 2023 and $60.6 million in 2022.
We currently have more than 60 end customers worldwide, consisting primarily of OEMs and ODMs for modules, telematics devices, tracking devices, security devices, CPE, home routers, mobile routers, embedded devices and other data devices. We derive a significant portion of our revenue from a small number of end customers, and we anticipate that we will continue to do so for the foreseeable future. We do not have long-term purchase agreements with any of our end customers, and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers. Customers representing more than 10% of total revenue in any of the years 2022, 2023 or 2024 and their locations are as follows:

Customer	Customer Location	% of total revenue for the year ended December 31,
		2022	2023	2024
A	America	—%	—%	53%
B	China	Less than 10%	Less than 10%	15%
C	China	33%	56%	12%
D	Japan	11%	16%	Less than 10%
E	Germany	24%	Less than 10%	Less than 10%
F	America	14%	—%	—%
Our Consolidated Financial Statements for 2022, 2023 and 2024, have been prepared in accordance with IFRS as issued by the IASB.

Recent Developments
On August 22, 2024, we entered into an Asset Purchase Agreement (APA) with Qualcomm Technologies, Inc. that closed on September 30, 2024. At closing, a number of other agreements were also signed.
Pursuant to the transaction with Qualcomm, we received consideration of $200 million in cash plus up to $700,000 in the assumption of certain employee liabilities, Qualcomm acquired the IP for our two main 4G products (Monarch2 and Calliope2) and certain physical assets, as well as a license to our entire patent portfolio and a license to tour partially developed 5G broadband platform.
We received a license back of the Monarch2 and Calliope2 IP meaning that we will continue to have the right to manufacture and sell the products to serve our customers as usual. The value of the license was added to the cash paid and liabilities assumed by Qualcomm in determining the total deal consideration.
With respect to the cash consideration:
•$15 million was paid in June 2024 in the form of a license payment for Monarch2 manufacturing rights which was terminated upon deal closing, although certain clauses related to product liability and indemnity survive the termination.
•A bridge loan of $3 million provided in September 2024 plus accrued interest ($12,000) was deducted from the proceeds.

•$10 million was paid directly into an escrow account, the release of which will take place after the 12-month warranty period to the extent that there are no indemnification liabilities to be deducted. The escrow amount remains the property of purchaser until the escrow termination date. Escrow fees are shared by the two companies.
As a result of the above, $172 million was received in cash on September 30, 2024. The proceeds from this sale were used to repay the our matured debts (convertible debts - see Note 15.1 of the Consolidated Financial Statements, unsecured related party loans - see Note 15.2 of the Consolidated Financial Statements and related accrued interest) and to pay all overdue payables to suppliers.
The transaction resulted in a net gain of $153.1 million on the sale of the 4G assets, which is included in operating income for the year ended December 31, 2024. The assets sold had a net book value of $18.4 million at the time of the sale. In addition, we recognized license revenue from licenses of the 5G broadband platform, the Monarch2 manufacturing rights and the patent portfolio.

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
Product Revenue
We derive the large majority of our revenue from the sale of semiconductor solutions and modules for 4G wireless broadband and narrowband applications. Our solutions are sold both directly to our end customers and indirectly through distributors.
Our sales cycles typically take 12 months or more to complete and our solutions are generally incorporated into our end customers’ products at the design stage. The design stage generally takes between 12 and 18 months but can last several years. Prior to an end customer’s selection and purchase of our solutions, our sales force and applications engineers provide our end customers with technical assistance in the use of our solutions in their products. Once our solution is designed into an end customer’s product offering, it becomes more difficult for a competitor to sell its semiconductor solutions to that end customer for that particular product offering given the significant cost, time, effort and risk involved in changing suppliers. In addition, once we win a particular design with an end customer, we believe our ability to penetrate other product families at that end customer increases significantly.
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
License and services revenue reflects primarily the licensing transactions with a Chinese strategic partner in 2022, 2023 and 2024, and with Qualcomm in 2024. There was a peak in licensing revenue recognized in 2022 following the execution of a large 5G license with the Chinese strategic partner and recognition of delivery of all technology blocks developed through 2023. This contract resulted again in significant revenues in 2023, but declined in 2024 as the contract was terminated early in the year. The decline in revenues from this contract was compensated nearly entirely by licensing revenues recognized from the strategic transaction with Qualcomm.
We expect license and services revenue to continue to be a significant, but lesser, part of the total revenue mix in the short term as we complete delivery on the existing Qualcomm contract, and as we enter into smaller new agreements.
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
Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. In 2022, we capitalized costs for the 5G broadband product and certification costs and costs for the LTE Category 1 (Calliope 2) for a total amount of $13.8 million (net of research tax credit for $1.9 million). In 2023 and 2024, we continued capitalizing costs for the 5G broadband product, certification costs and costs for the LTE Category 1 (Calliope 2) for a total amount of $22.3 million (net of research tax credit for $2.1 million) in 2023 and $15.5 million (net of research tax credit for $1.4 million) in 2024. In 2024, we discontinued the development of our 5G broadband platform, and in the third quarter recognized an impairment loss for the full $56.6 million on the balance sheet. Costs related to the development of Calliope 2 were capitalized through September 30, 2024, the date of sale of this asset to Qualcomm. Our intention in 2025 is to focus on the lower-end eRedCap variant of 5G; we expect that we will begin to capitalize 5G eRedCap development costs at some point in 2025 if the relevant accounting criteria continue to be met.
Research and Development Incentives
In France and the United Kingdom, we receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to remain fairly stable in the short term. For 2024, we recorded a net amount of $3.8 million in tax incentives compared with $5.4 million in 2023, and $4.6 million in 2022.
In France, we also receive incentives in the form of grants from agencies of the French government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received, and all relevant conditions will be complied with. For 2024, we recorded $1.9 million in grants compared with $1.8 million in 2023 and $4.9 million in 2022.
In 2019, we received the final $2.1 million payment of grants and debt financing related to a large research project funded by the French government, called FELIN. The total value of the project funding for the Company was €7.0 million ($9.0 million). Of the €7.0 million, €3.0 million was in the form of a grant and €4.0 million was in the form of interest-bearing debt to be repaid beginning in 2019 and through January 2, 2025. The Company made principal and interest payments on the FELIN debt of €540,000 ($571,000) in 2022, €870,000 ($939,000) in 2023 and €1,130,000 ($1,250,000) in 2024. The debt had been fully repaid by January 2, 2025.
In 2021, we received a new grant, called CRIIoT, to finance 5G developments with a total value of €5,615,000 ($6,793,000 using exchange rate at the grant date). The funding was paid in three installments: €1,404,000 ($1,670,000 using exchange rate at the funding date) after the signature of the contract, received in April 2021; €2,808,000 ($2,966,000 using exchange rate at the funding date) received in July 2022 based on achievement of milestones and the remaining amount of €1,403,000 ($1,550,000 using exchange rate at the funding date) after final claims were received in 2024.
In March 2024, we were awarded a new financing, called eRedCap, to support our low-power 5G developments with a total value of €10,888,000 ($11,838,000 using the exchange rate at the grant date), of which €7,451,000 ($8,101,000) is in the form of a grant and €3,437,000 ($3,737,000) in forgivable loan that is to be repaid beginning in 2028 and through 2031. The funding is to be paid in four installments. €1,863,000 ($2,025,000 using exchange rate at the funding date) as grant and €859,000 ($934,000 using the exchange rate of the payment date) as forgivable loan, were received in April 2024 after the signature of the contract. We expect to receive the balance of the funding in three instalments from the end of 2025 until 2027 based on achievement of milestones.
Sales and Marketing
Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our business development, sales, customer support and marketing personnel, commissions paid to independent sales agents, marketing fees paid to industrial partners, the costs of advertising and participation in trade shows.
General and Administrative
General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; bad debt expense, investor relations costs; insurance; and depreciation. Information technology and facilities expenses are accounted for as overhead and allocated across all departments of the Company based on a pro rata basis. Legal expenses were unusually high in 2023 due to the tender offer from Renesas, which was terminated in February 2024, and in 2024 due to the Qualcomm transaction.
Interest Income (Expense), Net
Interest income consists of interest earned on cash and cash equivalent balances. We have historically invested our cash primarily in commercial bank accounts, short term deposits and money market funds.
Interest expense relates to our convertible debt issued in 2019 and 2021; lease contracts; an upfront payment received in October 2019; French government debt financing received in 2020; our accounts receivable financing facility put in place in 2014 and tax credit receivable financing put in place in 2022, 2023 and 2024; research project loans received from 2014 to 2024; and unsecured loans received from Renesas in November and December 2023 and in February 2024.
Debt Amendments
On April 9, 2021, we entered into a convertible note agreement with Lynrock Lake Master Fund LP in the principal amount of $40.0 million (the Lynrock 2021 Note). The convertible note contractually matured in April 2024 and was convertible, at the holder’s option, into the Company’s shares at a conversion rate of $1.915 per share (representing $19.150 per ADS), subject to a 9.9% ownership limit for Lynrock Lake. The convertible debt paid interest annually at an interest rate of 5.0625% for cash payments or 6% for payment in kind accruals.
In August 2022, we exercised our option to extend the term of the Nokomis convertible notes issued in August 2019 by one year to August 2023 in exchange for an increase of the interest rate from 7.0% to 9.5% per annum effective August 15, 2022 and the issuance of 594,680 warrants (148,670 ADSs) at an exercise price of $1.03 per warrant ($4.12 per ADS). The conversion price of the debt was not changed as the existing conversion price was less than 120% of 20-day VWAP. The exercise of the option resulted in the extinguishment of the existing note and issuance of a new note for accounting purposes. The change in the liability component before and after the amendment was recorded as financial gain for an amount of $476,000.
In August 2023, we exercised our option to extend the term of the Nokomis convertible notes issued in August 2019 to April 2024 in exchange for an increase of the interest rate from 9.5% per annum to 13.5% per annum effective August 15, 2023 and the issuance of 1,244,820 warrants (311,205 ADSs) at an exercise price of $0.8082 per warrant ($3.23 per ADS). The conversion price of the debt was decreased from $1.03 per share ($4.12 per ADS) to $0.8082 per share ($3.23 per ADS). The exercise of the option resulted in the extinguishment of the existing note and issuance of a new note for accounting purposes. The change in the liability component before and after the amendment was recorded as financial gain for an amount of $247,000.
In April 2024, we entered into standstill agreements with the convertible debt holders while we negotiated our strategic agreement with Qualcomm. With the extension of the maturity of the Lynrock Lake 2021 Note in connection with the standstill agreement, the PIK rate of interest increased from 6% to 8% beginning April 10, 2024. The Company also secured standstill agreements from Renesas and the French government.
In early October 2024, we used a portion of the proceeds from the Qualcomm transaction to repay all convertible debt, bridge loans and accrued interest.

Change in Fair Value of Convertible Debt Embedded Derivative
The Lynrock 2021 Note was accounted for as compound financial instruments with two components: (i) a liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and (ii) an embedded derivative, which reflects the value of the conversion option.
The initial fair value of the notes was split between these two components.
The fair value of the liability component on the issuance date of the Lynrock 2021 Note represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. On April 9, 2021, the initial fair value of the embedded derivative of the Lynrock 2021 Note was calculated to be $12,713,000. The change in fair value is remeasured and recorded as financial income or loss at each statement of financial position date. At December 31, 2023, the recalculated fair value of the convertible debt instruments was nil ($1,956,000 at December 31, 2022), and the gain in change of the fair value of $1,956,000 for the year ended December 31, 2023 (gain of $5,047,000 for the year ended December 31, 2022) was recorded in the Consolidated Statement of Operations. The value of the Lynrock 2021 Note embedded derivative had been reduced to zero at December 31, 2023; there is no change in 2024.
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
On August 16, 2023, the accounting for the exercise of the option to extend the term of the convertible note issued in August 2019 resulted in an embedded derivative. The initial fair value of the embedded derivative of the note was calculated to be $215,000, including the fair value of the warrants to be granted at the extension date for an amount of $82,000. After the issuance of the warrants (recorded in Other Capital reserves in shareholders' equity), the fair value of the embedded derivative of the note was $133,000. At December 31, 2023, the recalculated fair value of the convertible debt was $3,000 ($1,247,000 at December 31, 2022) and the gain in change of the fair value of $1,244,000 for the year ended December 31, 2023 (gain of $1,831,000 for the years ended December 31, 2022), were recorded in the Consolidated Statement of Operations. At September 30, 2024 Qualcomm closing date, the embedded derivative was reduced to zero, resulting in a gain of $3,000 recorded in the Consolidated Statement of Operations.
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
Income Tax Expense (Benefit)
We are subject to income taxes in France, the United States and numerous other jurisdictions. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes will be due. These tax liabilities are recognized when we believe that certain positions may not be fully sustained upon review by tax authorities, notwithstanding our belief that our tax return positions are supportable. Our effective tax rates differ from the statutory rate primarily due to any valuation allowance, the tax impact of local taxes, international operations, research and development tax credits, tax audit settlements, non-deductible compensation, transfer pricing adjustments and, in 2024, use of net operating loss carryforwards in France and taxation of a portion of our taxable income at the favorable IP Box regime rate in France. In respect of our subsidiaries outside of France, we operate on a “cost plus” basis.
In the years ended December 31, 2022 and 2023, a withholding tax was retained from a license fee invoiced in China. This withholding was only recoverable in the year of the invoicing. As the Company was in a tax loss position in both years, the amounts of $2,250,000 in 2022 and $1,875,000 in 2023, were not recoverable and were recorded in Income tax expense.

In the year ended December 31, 2024, we realized a taxable profit in France due to the gain recognized on the sale of certain 4G assets to Qualcomm. Under French tax regulations, we may opt to apply a special lower-tax regime to sales or licenses of qualifying intellectual property, commonly referred to as "IP Box". Taxable income from such qualifying transaction is taxed at a rate of 10%. We opted to apply the IP Box regime to the taxable income arising from the sale of the Monarch 2 eligible intellectual property, which is the trademarkable software element. The allocation of the gain on the sale of 4G assets was allocated between the assets sold and between the eligible versus ineligible intellectual property based on an analysis of the respective development costs. The gain associated with the sale of Monarch 2 eligible software was reduced by the value of related capital development costs that were on the balance sheet at the transaction date, as well as related research and development costs expensed in 2024 through the transaction date. Our use of the IP Box regime for this transaction is being submitted for review by the French tax administration. A ruling is expected to be received before the end of 2025. In the event of an unfavorable ruling, all our French taxable income would be taxed at 25%, resulting in an increase of taxes due of $4,280,000. We recognized total income tax expense of $3,626,000, of which $2,893,000 is related to French taxable income.
In addition, we were able to apply a portion of the net operating loss carryforwards to the taxable income, reducing 2024 tax expense.
In France, we have significant net deferred tax assets resulting from net operating loss carry forwards, tax credit carry forwards and deductible temporary differences that reduce our taxable income. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carry back or carry forward periods provided for in the tax law for each applicable tax jurisdiction. Following the issuance of convertible debt and debt with warrants attached, we have deferred tax liabilities resulting from the bifurcation of the conversion feature and warrants from the debts. The deferred tax liabilities have allowed us to recognize deferred tax assets, subject to certain limitations on their use under French tax law. In the year ended December 31, 2022, deferred tax liabilities of $139,000 were recognized through income tax expense on our Consolidated Statement of Operations. In the years ended December 31, 2023 and 2024, deferred tax assets of $9,000 and $89,000, respectively, were recognized through income tax income on our Consolidated Statement of Operations. Over time, as we generate taxable income, we expect our tax rate to increase significantly.
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
Accounting for the Qualcomm Transaction
On August 22, 2024, we entered into an Asset Purchase Agreement ("APA") with Qualcomm Technologies, Inc. At closing on September 30, 2024, a number of other agreements were also signed. We consider that all of the agreements executed together constitute one transaction and must be evaluated as such for accounting purposes.
Pursuant to the transaction with Qualcomm, we received consideration of $200 million in cash plus up to $700,000 in the assumption of certain employee liabilities, Qualcomm acquired the intellectual property ("IP") for our two main 4G products (Monarch2 and Calliope2) and certain physical assets, as well as a license to our entire patent portfolio and a license to our partially developed 5G broadband platform. We received a license back of the Monarch2 and Calliope2 IP meaning that we will continue to have the right to manufacture and sell the products to serve our customers as usual. The value of the license back was added to the cash paid and vacation liabilities assumed by Qualcomm in determining the total deal consideration.
Accounting for this highly complex transaction required us to estimate the value of the various components sold to Qualcomm and the value of the license back to us of the 4G IP based on comparison of estimated future cash flows, market data and internal estimates, as well as benchmarking from comparable transactions.
The transaction resulted in a net gain of $153.1 million on the sale of the 4G assets, which is included in operating income for the year ended December 31, 2024. The assets sold had a net book value of $18.4 million at the time of the sale. In addition, we recognized license revenue from licenses of the 5G broadband platform, the Monarch2 manufacturing rights and the patent portfolio. The value of the 4G IP licensed back to the Company was recorded as an asset and is being amortized over its estimated useful life.
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
Our contracts with customers often include promises to transfer multiple products and/or services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Judgment is also required to determine the stand-alone selling price (“SSP") for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, for example in the case of the 5G license to Qualcomm which was part of the overall $200 million asset sale transaction, we determine the SSP using information that may include market conditions and other observable inputs.
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
At December 31, 2022, 2023 and 2024, we had provisions for slow-moving LTE inventory totaling $1.9 million, $2.9 million and $3.3 million, respectively.
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
For the year ended December 31, 2022, the assumption for expected volatility was based on the Company’s historical volatility since the initial public offering in 2011. For the years ended December 31, 2023 and 2024, the six-year volatility of the Company was used.
We recognize compensation expense only for the portion of share options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from our estimates.
For 2022, 2023 and 2024, we recorded employee share-based compensation expense of $5.5 million, $7.1 million and $4.1 million, respectively. Share-based compensation expense related to non-employees was not material for 2022, 2023 and 2024.
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
Comparison of Years Ended December 31, 2023 and 2024

	Year ended December 31,		Change
	2023	2024	%
	(in thousands)
Revenue:
Product revenue	$8,060	$12,007	49%
License and services revenue	25,556	24,824	(3)
Total revenue	33,616	36,831	10
Cost of revenue	(9,476)	(9,092)	(4)
Gross profit	24,140	27,739	15
Operating income (expenses):
Gain on sale of 4G intangible and tangible assets, net	—	153,129	100
Research and development	(26,124)	(28,527)	9
Sales and marketing	(11,861)	(11,773)	(1)
General and administrative	(15,993)	(14,402)	(10)
Impairment of 5G broadband platform intangible and tangible assets	—	(56,633)	100
Total operating income (expenses)	(53,978)	41,794	177
Operating income (loss)	(29,838)	69,533	333
Financial income (expense):
Interest income (expense), net	(11,233)	(22,878)	(104)
Debt amendments	247	13,952	5,549
Change in the fair value of convertible debt derivative	3,200	3	(100)
Foreign exchange gain (loss)	(692)	494	171
Profit (Loss) before income taxes	(38,316)	61,104
Income tax benefit (expense)	(2,674)	(3,537)	32
Profit (Loss)	$(40,990)	$57,567

The following table sets forth a summary of our statements of operations as a percentage of total revenue:

	Year ended December 31,
	2023	2024
	(% of total revenue)
Revenue:
Product revenue	24	33
License and services revenue	76	67
Total revenue	100	100
Cost of revenue	(28)	(25)
Gross profit	72	75
Operating income (expenses):
Gain on sale of 4G intangible and tangible assets, net	—	416
Research and development	(78)	(77)
Sales and marketing	(35)	(32)
General and administrative	(48)	(39)
Impairment of 5G broadband platform intangible and tangible assets	—	(154)
Total operating income (expenses)	(161)	(148)
Operating income	233	223
Financial income (expense):
Interest income (expense), net	(33)	(62)
Debt amendments	1	38
Change in the fair value of convertible debt derivative	10	—
Foreign exchange gain (loss)	(2)	1
Profit (Loss) before income taxes	209	200
Income tax expense (benefit)	(8)	(10)
Profit (Loss)	217	210
Revenue
Product Revenue
Product revenue increased 49% from $8.1 million in 2023 to $12.0 million in 2024. The increase was mainly due to customers purchasing our products to launch their new devices. In 2023 and 2024, massive IoT product revenue accounted for 97% and 94%, respectively, of total product revenue, and broadband product revenue accounted for 3% and 6%, respectively, of total product revenue. With the decision in the first half of 2024 to suspend the development of our 5G Taurus product destined for the broadband IoT market, we refocused our business completely on massive IoT, and beginning in 2025, we will no longer report broadband revenue separately.
Total massive IoT product revenue increased 45% from $7.8 million in 2023 to $11.3 million in 2024 due to the increase in our Cat M product category revenue as customers began moving design wins to production.
In 2024, we shipped 3.1 million units of 4G products compared to 1.5 million units in 2023. We expect product revenue growth in 2025, supported by a strong ramp-up of customer design wins going into production.

License and Services Revenue
License and services revenue decreased 3% from $25.6 million in 2023 to $24.8 million in 2024. License revenue decreased 2% from $23.0 million in 2023 to $22.5 million in 2024. Revenue related to large 5G licensing deals signed in 2020, 2021 and 2022 declined sequentially, as expected, due to the payment structure of the most recent 5G strategic agreements. In addition, our 5G licensing deal with our Chinese partner was terminated in the first half of 2024 in connection with our decision to suspend the 5G Taurus development. We recognized $19.0 million in license revenue in 2024 from the Qualcomm strategic transaction. Development services revenue decreased 36% from $2.3 million in 2023 to $1.5 million in 2024, and maintenance revenue increased 249% from $0.2 million in 2023 to $0.8 million in 2024. License and services revenues can vary quite significantly from one period to another.
Sales to external customers disclosed below are based on the geographical location of the customers to which the Company invoices. The following table sets forth the Company’s total revenue by region for the periods indicated.

	Year ended December 31,
	2023	2024

Asia:
China (including Hong-Kong)	$21,702	$11,430
Taiwan	29	468
Rest of Asia	92	743
Total Asia	21,823	12,641
Germany	1,001	801
United States of America	8,666	20,368
Rest of world	2,126	3,021
Total revenue	$33,616	$36,831
We categorize our total revenue based on technology.

	Year ended December 31,
	2023	2024

Broadband	$21,842	$17,655
Massive IoT	11,774	19,176
Total revenue	$33,616	$36,831
Additionally, we categorize our total revenue based on product and service revenue including license revenue and development and other services.

	Year ended December 31,
	2023	2024

Product	$8,060	$12,007
License	22,997	22,513
Development and other services	2,559	2,311
Total revenue	$33,616	$36,831

Cost of Revenue
Cost of product revenue increased 4% from $7.6 million in 2023 to $7.9 million in 2024 mainly due to the increase in shipments of modules, partially offset by an increase in the provision for slow-moving inventory. Cost of services and license revenue decreased 37% from $1.9 million in 2023 to $1.2 million in 2024.

Gross Profit
Gross profit increased 15% from $24.1 million in 2023 to $27.7 million in 2024, and gross margin percentage increased from 71.8% in 2023 to 75% in 2024. Product gross margin percentage increased from 6.2% in 2023 to 34%% in 2024 due to the higher volume of product sales, while fixed costs remained approximately the same, and a decrease in the provision for slow-moving inventory. License and services revenue gross margin increased from 92.5% in 2023 to 95%% in 2024 due to the higher proportion of license revenue in the mix in 2024.

Gain on sale of 4G intangible and tangible assets, net
On August 22, 2024, the Company and Qualcomm Technologies, Inc ("Qualcomm") signed an Asset Purchase Agreement (APA). The agreement had several closing conditions which were met by the end of September, resulting in a closing date of September 30, 2024. The overall deal resulted in Qualcomm acquiring the intellectual property ("IP") for the Company's two main 4G products (Monarch2 and Calliope2) and certain physical assets, as well as receiving a license to the entire patent portfolio of the Company and a license to the Company's partially developed 5G broadband platform, in consideration for payment of $200 million in cash, assumption of up to $700,000 in certain employee liabilities and the license back to the Company of the acquired Monarch2 and Calliope2 4G IP.
With respect to the $200 million cash consideration:
•$15 million was paid in June 2024 in the form of a license payment for Monarch2 manufacturing rights, which was terminated upon deal closing, although certain clauses related to product liability and indemnity survive the termination.
•A bridge loan of $3 million provided in September plus accrued interest ($12,000) was deducted from proceeds.
•$10 million was paid directly into an escrow account, the release of which will take place after the 12-month warranty period to the extent that there are no indemnification liabilities to be deducted. The escrow amount remains the property of purchaser until the escrow termination date. Escrow fees are shared by the two companies: Sequans’ half to set up the escrow was deducted from the proceeds.
As a result of the above, the Company received $172 million in cash on September 30, 2024. The transaction resulted in a net gain of $153.1 million on the sale of the 4G assets, which is included in operating income for the year ended December 31, 2024. The assets sold had a net book value of $18.4 million at the time of the sale. In addition, the Company recognized license revenue from deliveries under the licenses of the 5G broadband platform and the Monarch2 manufacturing rights, and the licensing of the patent portfolio.
The accounting for this transaction required significant judgment in estimating the values to of the various intangible assets sold or licensed to Qualcomm. The estimations of the value of the licenses to Qualcomm were made taking into consideration similar transactions made by the Company with other customers in recent years. The value of the license of the acquired IP back to the Company was estimated taking into consideration estimated future cash flows from the sale of Monarch2 and Calliope2. The remaining portion of the transaction value was then allocated to the sale of the 4G IP for Monarch2 and Calliope2.

Research and Development
Research and development expense increased 9% from $26.1 million in 2023 to $28.5 million in 2024 reflecting an increase in headcount in the first half of 2024 as we continued developing the 5G Taurus product until this product was put on hold mid-year, decreases in research and development incentives and capitalization of development costs.
Research and development incentives decreased from $7.2 million in 2023 to $5.8 million in 2024. In the year ended December 31, 2024, we continued capitalizing 5G development and Calliope 2 costs and other development costs related mainly to operator certifications. The total amount of capitalized costs was $15.5 million, net of research tax credit of $1.4 million in 2024 compared to $22.3 million, net of research tax credit of $2.1 million in 2023. In the year ended December 31, 2024, the amount of the amortization of these capitalized costs was $2.2 million, compared to $2.6 million in the year ended December 31, 2023. In 2024, we took the decision to suspend development of our 5G broadband platform indefinitely and in the third quarter recognized an impairment loss for the full $56.6 million on the balance sheet. Costs related to the development of Calliope 2 were capitalized through September 30, 2024, the date of sale of this asset to Qualcomm. Our intention in 2025 is to focus on the lower-end eRedCap variant of 5G; we expect that we will begin to capitalize 5G eRedCap development costs at some point in 2025 if the relevant accounting criteria continue to be met.
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
There were 145 employees and independent contractors in research and development at December 31, 2024 compared to 330 at December 31, 2023.

Sales and Marketing
Sales and marketing expense decreased 1% from $11.9 million in 2023 to $11.8 million in 2024. The decrease primarily reflects slightly lower average headcount and related expenses. There were 46 employees and independent contractors in sales and marketing at December 31, 2024 compared to 50 employees at December 31, 2023.

General and Administrative
General and administrative expense decreased 10% to $14.4 million in 2024 compared to $16.0 million in 2023. Legal fees and other expenses decreased primarily due to lower costs related to the Qualcomm transaction compared to the costs associated with the Renesas tender offer in 2023. There were 20 employees and independent contractors in general and administrative functions at December 31, 2024 compared to 23 at December 31, 2023.
Interest Income (Expense), Net
Net interest expense increased to $23.7 million in 2024 compared to $11.4 million in 2023. The increase in interest expense in 2024 reflected the increase in the interest rate on an existing convertible note following its extension and interest on unsecured notes signed in November and December 2023 and in February and May 2024, partially offset by an increase in interest income from short-term investments and term deposits in the fourth quarter of 2024.

Debt amendment
On April 9, 2024, the Company secured standstill agreements from both convertible debt holders with respect to the convertible debt maturing in April 2024. The agreements granted an initial standstill period until April 26, 2024 that was extended until September 30, 2024. This resulted in the extinguishment of the existing notes and issuance of new notes for accounting purposes, and the change in the liability component was recorded for a total gain of $13,260,000 in the Consolidated Statement of Operations in “Debt amendments". The Company also secured standstill agreements from Renesas and the French government. The agreements granted a standstill period until September 30, 2024. The change in the liability before and after the extension was recorded for a gain of $294,000 and $38,000, respectively, in the Consolidated Statement of Operations in "Debt amendments".
On August 15, 2023, the Company exercised its second option to extend the maturity of the convertible note issued in April 2019 to April 16, 2024. Following the option exercise, the change in the liability component before and after the extension and the fair value of the warrants granted, which resulted in a gain on extinguishment of $247,000 was recorded as "Debt amendments" in the Consolidated Statements of Operations.

Change in fair value of convertible debt embedded derivative
At September 30, 2024, the extinguishment date of the notes, the fair value of the embedded derivative of the notes was calculated and the change in fair value of $3,000 was recorded as financial income in the Consolidated Statement of Operations.
At December 31, 2023, the recalculated fair value of the remaining convertible debt issued in August 2019 was $3,000, and the change of the fair value of $1,244,000 in 2023 was recorded as a gain in the Consolidated Statement of Operations.
At December 31, 2023, the recalculated fair value of the convertible debt issued on April 9, 2021 was null, and the change of the fair value of $1,956,000 in 2023 was recorded as a gain in the Consolidated Statement of Operations.
Foreign Exchange Gain (Loss), Net

We had a net foreign exchange gain of $0.5 million in 2024 compared to a net foreign exchange loss $0.7 million in 2023 primarily due to movements in the U.S. dollar versus the euro, particularly in the revaluation of euro-denominated net debt on the balance sheet.
Income Tax Expense (Benefit)
In 2024, we recorded current tax expense of $3.6 million, representing a worldwide effective tax rate of 5.9% compared to the statutory French tax rate of 25%. The lower effective tax rate is due to both the application of net operating loss carryforwards to a portion of the taxable income, to the extent permitted by French law, and the taxation of a portion of the gain on the sale of 4G assets at a favorable rate due to the nature of the transaction. Deferred income tax recorded in 2024 amounted to $89,000 and related to origination and reversal of timing differences. In 2023, we recorded current tax expense of $2.7 million arising from taxable income incurred at certain subsidiaries, a withholding tax of $1,875,000 retained from a license fee invoiced in China and a deferred income tax amounting to $9,000, related to origination and reversal of timing differences.

Comparison of Years Ended December 31, 2022 and 2023

	Year ended December 31,		Change
	2022	2023	%
	(in thousands)
Revenue:
Product revenue	$22,974	$8,060	(65)%
License and services revenue	37,577	25,556	(32)
Total revenue	60,551	33,616	(44)
Cost of revenue	(17,671)	(9,476)	(46)
Gross profit	42,880	24,140	(44)
Operating expenses:
Research and development	(26,610)	(26,124)	(2)
Sales and marketing	(10,027)	(11,861)	18
General and administrative	(10,082)	(15,993)	59
Total operating expenses	(46,719)	(53,978)	16
Operating income (loss)	(3,839)	(29,838)	677
Financial income (expense):
Interest income (expense), net	(10,857)	(11,233)	3
Impact of debt reimbursement	—	—
Debt amendments	476	247	(48)
Change in the fair value of convertible debt derivative	6,878	3,200	(53)
Foreign exchange gain (loss)	1,082	(692)	(164)
Profit (Loss) before income taxes	(6,260)	(38,316)
Income tax expense (benefit)	2,748	2,674	(3)
Profit (Loss)	$(9,008)	$(40,990)

The following table sets forth a summary of our statements of operations as a percentage of total revenue:

	Year ended December 31,
	2022	2023
	(% of total revenue)
Revenue:
Product revenue	38	24
License and services revenue	62	76
Total revenue	100	100
Cost of revenue	29	28
Gross profit	71	72
Operating expenses:
Research and development	44	78
Sales and marketing	17	35
General and administrative	17	48
Total operating expenses	78	161
Operating income (loss)	(7)	(89)
Financial income (expense):
Interest income (expense), net	(18)	(33)
Impact of debt reimbursement	—	—
Debt amendments	1	1
Change in the fair value of convertible debt derivative	11	10
Foreign exchange gain (loss)	2	(2)
Profit (Loss) before income taxes	(11)	(113)
Income tax expense (benefit)	5	8
Profit (Loss)	(16)	(121)
Revenue
Product Revenue
Product revenue decreased 65% from $23.0 million in 2022 to $8.1 million in 2023. The decrease was mainly due to various delays by our customers in the launch of their products and to lower purchasing by existing customer products due to excess inventory throughout the supply chain from overstocking during the previous years' supply shortages. In 2022 and 2023, massive IoT product revenue accounted for 96% and 97%, respectively, of total product revenue, and broadband product revenue accounted for 4% and 3%, respectively, of total product revenue.
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
In 2023, we shipped 1.5 million units of 4G products compared to 3.4 million units in 2022.

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

Cost of Revenue
Cost of product revenue decreased 51% from $15.5 million in 2022 to $7.6 million in 2023 mainly due to the decrease in shipments of modules, partially offset by an increase in the provision for slow-moving inventory. Cost of services and license revenue decreased 13% from $2.2 million in 2022 to $1.9 million in 2023.

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

Debt amendment
On August 15, 2023, the Company exercised its second option to extend the maturity of the convertible note issued in April 2019 to April 16, 2024. Following the option exercise, the change in the liability component before and after the extension and the fair value of the warrants granted, which resulted in a gain on extinguishment of $247,000 was recorded as "Debt amendments" in the Consolidated Statements of Operations. On August 15, 2022, the Company exercised its first option to extend the maturity to August 16, 2023 resulting in a gain on extinguishment of $476,000.

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
Income Tax Expense (Benefit)
In 2023, we recorded current tax expense of $2.7 million arising from taxable income incurred at certain subsidiaries and a withholding tax of $1,875,000 retained from a license fee invoiced in China. This withholding was only recoverable the year of the invoicing. As we were in a loss position in France in 2023, we were not able to recover the withholding credit. Deferred tax income recorded in 2023 amounted to $9,000 and related to origination and reversal of timing differences. In 2022, we recorded current tax expense of $2.6 million arising from taxable income incurred at certain subsidiaries, a withholding tax of $2,250,000 retained from a license fee invoiced in China and a deferred tax expense amounting to $139,000, related to origination and reversal of timing differences.

B.	Liquidity and Capital Resources
Sources of Liquidity
Our cash and cash equivalents and short-term investments were $62.1 million at December 31, 2024.
Since inception, we have financed our operations primarily through proceeds from the issues of our shares, convertible notes and venture debt, which totaled $73.1 million from 2004 to the end of 2010; from $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011 and from $192.3 million in net proceeds from our follow-on public offerings and private placements.
In June 2014, we entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 80-90% of the face value of accounts receivable from qualifying customers. We transfer to the finance company all invoices issued to qualifying customers and the customers are instructed to settle the invoices directly with the finance company. In May 2020, we entered into an agreement to finance the 2020 research tax credit receivable as it is earned over the year, which was renewed for the 2021, 2022, 2023 and 2024 research tax credits. At December 31, 2024, $3.7 million had been drawn on the lines of credit from these agreements and recorded as a current borrowing. We terminated both of these agreements in 2025 due to the improved cash position of the Company.
In October 2014, Bpifrance, a financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a three-year period. The total funding was €7.0 million ($9.0 million), a portion in the form of a grant (€3.0 million or $3.8 million) and a portion in the form of a loan (€4.0 million or $5.2 million). The funding, with a fixed contractual rate of 1.53%, was paid in installments after milestones defined in the contract, the last of which was received in 2019. The advance was repaid from March 31, 2019 to January 2, 2025 of which €1,130,000 ($1,250,000) in principal and interests was paid in 2024.
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

In January 2016, Bpifrance provided funding to the Company for a new long-term research project, estimated to be completed over a 27-month period. The total of the funding amounts to €2.1 million ($2.3 million) comprising a portion in the form of a grant (€0.7 million or $0.7 million) and a portion in the form of a forgivable loan (€1.4 million or $1.6 million). The funding was paid in four installments, with the last being received in 2020. The forgivable loan advance was to be repaid, except if the project is a commercial failure, from July 1, 2020 to July 1, 2024. In late 2020, the Company determined that there was not enough market interest for the radio frequency of the product development funded by this grant, and abandoned the project. A request for forgiveness of the debt was made and in April 2021 and Bpifrance forgave a large portion of the advance. The unforgiven portion of €213,000 ($241,000) was reimbursed in February 2022.
On September 27, 2018, the Company sold a convertible note in the principal amount of $4.5 million to Nokomis in a private placement transaction. The convertible note had the same terms as the convertible note issued in 2015.
On February 18, 2019, a new strategic investor subscribed for warrants for a total subscription price of $8.4 million in support of accelerating Sequans’ 5G product roadmap. Upon the closing of this transaction, the Company issued to the investor warrants to purchase 2,348,247 ADSs. The warrants are exercisable upon 61 days’ notice to Sequans at an exercise price of €0.02 per share (€0.20 per ADS). The warrants expire 15 years from the issuance date.
On August 16, 2019, the Company entered into a convertible note agreement with Nokomis in the principal amount of 5.0 million. The convertible note was to mature in August 2022, bore interest at a rate of 7% per year, paid in kind annually on August 16th and was convertible, at the holder’s option, into the company’s ADSs at a conversion rate of $4.12 per ADS.
In March 2020, the convertible notes issued in April 2015, September 2018 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 note which has two options to extend. Each option gave the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) would stay at 7% but the holder would be granted a warrant for 10% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK would be adjusted to 9.5%, the previous warrants granted on the first option exercise would be extended by one year and the holder will be granted an additional warrant for 15% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK would be adjusted to 13.5%, and the holder would be granted an additional warrant for 20% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
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
On April 30, 2020, the Company finalized €5 million of French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan. The French loan is unsecured, bears interest at 1.75% and is repayable over five years from August 2022 to May 2026. €1,622,000 ($1,766,000) in principal and interest was reimbursed in 2024 (€938,000 ($1,020,000) in 2023).
On January 13, 2021, January 17, 2021 and February 12, 2021, Nokomis Capital, L.L.C, converted portions of the convertible note issued in 2015 with a total principal value of $7,750,000 plus accrued interest and conversion bonus of $4,536,438, into a total of 7,227,308 ordinary shares.
On March 5, 2021, the Company executed an agreement with Bpifrance that provides funding to the Company in the context of a long-term research project named CRIIOT, estimated to be completed over a 33-month period. The total value of the project is €5,615,000 ($6,890,000) in the form of a grant. The funding was paid in three installments: €1,404,000 ($1,670,000) after the signature of the contract, received in March 2021; €2,808,000 ($2,966,000) received in July 2022 based on achievement of milestones and the remaining amount of €1,404,000 ($1,506,000) received in May 2024.
On April 9, 2021, the Company entered into a convertible note agreement with Lynrock Lake Master Fund LP in the principal amount of $40.0 million. The convertible note matured in April 2024 and was convertible, at the holder’s option, into the company’s shares at a conversion rate of $1.915 per share (representing $7.66 per ADS), subject to a 9.9% ownership limit for Lynrock Lake. The convertible debt paid interest annually at an interest rate of 6% for payment in kind accruals.

On April 14, 2021, the Company repaid the remaining amount of the Nokomis Notes that were due on April 14, 2021 (Nokomis Notes issued in April 2015 and in September 2018) with accrued paid-in-kind interest of 7%. $6,378,104 was repaid for the April 2015 convertible note ($4,250,000 in principal and $2,128,000 as accrued interest) and $5,346,699 ($4,500,000 in principal and $847,000 as accrued interest) for the September 2018 convertible note.
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
On August 15, 2022, the Company exercised its option to extend the term of the remaining Nokomis Note outstanding, that had been issued in August 2019, with the interest rate increasing to 9.5% per year and a conversion rate of $4.12 per ADS. In connection with the extension of the debt, the Company issued to Nokomis warrants to acquire 594,680 ordinary shares (148,670 ADS) at an exercise price of $4.12 per ADS.
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
On February 22, 2024, Renesas notified us that Renesas was terminating the MoU due its receipt of an adverse Japanese tax ruling on February 15, 2024 from the National Tax Agency of Japan. We incurred a significant amount of debt to operate our business during the pending tender offer, and our business suffered due, in part, to uncertainty raised by the pending acquisition. The termination of the MoU has created significant liquidity concerns and raised substantial doubt about our ability to continue to operate absent a new strategic transaction or financing in the near term. We were not able to pay our outstanding convertible notes due on April 9, 2024. On April 9, 2024, we secured standstill agreements from our three main debt holders. The agreements granted an initial standstill period until April 26, 2024 that was subsequently extended until August 28, 2024, with the goal of providing sufficient time for the Company to effectively negotiate and finalize a new strategic transaction, thereby securing a long-term solution that aligns with the interests of all stakeholders.
On April 22, 2024, we issued an Unsecured Promissory Note with a principal amount of $5,000,000 to 272 Capital Master Fund, Ltd. The transaction closed on April 24, 2024. The Note bears paid-in kind interest at a rate of 12.0% per annum, compounded annually, with a guaranteed return of 40.0%. The Note was to mature on the earlier of April 22, 2025, or one day prior to the earliest extended maturity date of the Company’s existing convertible debt held by Lynrock Lake and Nokomis and subordinated notes held by Renesas.

In April 2024, we received an indication of interest from Qualcomm regarding the potential acquisition of the Company or its assets. This was followed by a term sheet received in May 2024 and signature of a letter of intent in June 2024. While due diligence and negotiations were ongoing, we negotiated the sale of a manufacturing license for $15 million paid in June 2024. After signature of the APA, Qualcomm provided a bridge loan in September 2024 in the amount of $3 million, bearing interest at 9.0%. This $3 million plus accrued interest of $12,000 were deducted from the $200 million gross proceeds of the APA.
In October 2024, after closing of the APA and receipt of net proceeds of $172 million in cash, we repaid the Nokomis and Lynrock Lake convertible notes and accrued interest, the Renesas bridge loans and accrued interest and the 272 Capital Note and accrued interest, totaling $83.5 million.
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Net cash used in operating activities	$(1,839)	$(7,261)	$(19,511)
Net cash from (used in) investing activities	$(26,047)	$(24,437)	$93,687
Net cash from (used in) financing activities	$28,715	$31,736	$(70,788)
Net increase (decrease) in cash and cash equivalents	$829	$38	$3,388
Cash Flows from Operating Activities
Net cash used in operating activities during 2024 was $19.5 million, reflecting a net profit (before income tax) of $61.1 million, an increase in research tax credit receivable of $2.1 million and a decrease in trade payables and other liabilities of $13.1 million offset by decreases in inventories of $3.1 million, in trade receivables and other receivables of $3.6 million and increases in contract liabilities of $6.0 million and in government grant advances of $2.4 million. In addition, there were several non-cash charges, including depreciation, amortization and impairment of $64.0 million, interest expense of $22.9 million, change in the fair value of convertible debt embedded derivative of $0.3 million, and share-based compensation expense of $4.1 million during the period. There was a non-cash benefit of $157.1 million related to the gain on disposal of assets and $14.0 million related to convertible debt amendment.
Net cash used in operating activities during 2023 was $7.3 million, reflecting a net loss (before income tax) of $38.3 million, increases in research tax credit receivable of $3.2 million and in trade payables and other liabilities of $7.3 million, and decreases, contract liabilities of $0.2 million and in government grant advances of $1.1 million, offset by decreases in inventories of $3.1 million and in trade receivables and other receivables of $0.1 million. In addition, there were several non-cash charges, including depreciation and amortization of $11.9 million, interest expense of $11.2 million, change in the fair value of convertible debt embedded derivative of $3.2 million, and share-based compensation expense of $7.1 million during the period. There was a non-cash benefit of $0.2 million related to convertible debt amendment.
Net cash from in operating activities during 2022 was $1.8 million, reflecting a net loss (before income tax) of $6.3 million, increases in inventories of $3.0 million and in research tax credit receivable of $1.6 million and decreases in trade payables and other liabilities of $7.0 million, contract liabilities of $6.2 million and in government grant advances of $2.5 million, offset by decreases in trade receivables and other receivables of $6.7 million. In addition, there were several non-cash charges, including depreciation and amortization of $12.0 million, interest expense of $10.9 million, change in the fair value of convertible debt embedded derivative of $6.9 million, and share-based compensation expense of $5.5 million during the period. There was a non-cash benefit of $0.5 million related to convertible debt amendment.
Cash Used in Investing Activities
Cash from or used in investing activities during 2024, 2023 and 2022, consisted primarily of proceeds from sale of intangible assets and property, plant and equipment of $165.6 million in 2024, purchases of property and equipment and intangible assets of $3.3 million, $5.5 million and $7.2 million, respectively, of capitalized development expenditures of $16.4 million, $24.1 million and $15.5 million, respectively, the sale for short-term deposits of $53.0 million in 2024 (purchase of $5.0 million in 2023 and sale of $5.0 million in 2022). In 2022, 2023 and 2024, the purchase of intangible assets included licenses purchased for the 5G product development.
Cash Flows from Financing Activities

Net cash used in financing activities was $70.8 million in 2024, reflecting net proceeds from loans of $14.0 million, $3.3 million in net proceeds drawn on interest-bearing receivables financing and $0.9 million in proceeds of research project financings, offset by $54.9 million in repayment of convertible debt and accrued interest, $23.0 million in repayment of loans, $1.7 million repayment of a government loan, $1.5 million payment of lease liabilities, $1.3 million repayment of research project financing and a $6.6 million payment of interest.
Net cash provided by financing activities was $28.7 million in 2023, reflecting $25.5 million in net proceeds from our follow-on private placements of equity in April and September 2023, net proceeds from loans of $9.0 million, $0.5 million in proceeds of research project financings and $1.5 million in net proceeds drawn on interest-bearing receivables financing, offset by $1.1 million repayment of a government loan, $1.3 million payment of lease liabilities, $0.9 million repayment of research project financing and a $1.4 million payment of interest.
Net cash provided by financing activities was $25.4 million in 2022, reflecting $30.1 million in net proceeds from our follow-on public offering in March 2022 and $3.0 million in net proceeds drawn on interest-bearing receivables financing, offset by $1.0 million repayment of government loan, $1.2 million payment of lease liabilities, $0.8 million repayment of research project financing and a $1.5 million payment of interest.
Operating and Investing Requirements
We expect our cash operating expenses will be lower than in 2024 as we have significantly reduced headcount and changed our strategy to focus on the lower cost development of our 5G eRedCap chipset targeting low-power massive IoT applications. We expect that investments in tangible and intangible assets in 2025 will be lower than in 2024 as we capitalize internally developed R&D related to the 5G product at a much lower rate.
The Company’s internal cash forecast, which is built from sales forecasts by product and by customer, assumes higher product revenues and lower licensing revenues, a decrease in the operating cost structure, release of the $10 million in escrow from the Qualcomm transaction and ongoing and new government funding of research programs. Geopolitical uncertainties, including the imposition of tariffs and the Russian-Ukrainian and the Israeli-Hamas conflicts, could have a negative impact on sales of our products or make it difficult or more expensive to produce and deliver products to our customers, or could reduce demand for our products.
We believe our available cash balances are sufficient to satisfy our liquidity requirements for at least the next twelve months.
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
From time to time, we have entered into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. (See Note 21.2 for more information on our hedging arrangements).

C.	Research and Development, Patents and Licenses, etc.
We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 145 employees and independent contractors, at December 31, 2024, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, cellular protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal cellular wireless domains and other wireless communication technologies. Approximately 76% of our employee engineers have more than 10 years of experience in their specific domain, and 65% of our engineers hold masters degrees.
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
At December 31, 2024, we had 56 patents issued.
Our research and development expense was $(26.6) million for 2022, $(26.1) million for 2023 and $(28.5) million for 2024.

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

E.	Critical Accounting Estimates
See footnote 2.4 to the Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
Executive Officers and Directors
The following table sets forth information about our executive officers and directors as the date of this annual report.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	63	Chairman of the Board and Chief Executive Officer
Deborah Choate	61	Chief Financial Officer
Louis Chuang	44	Executive Vice President, Product Management
Bertrand Debray	60	Chief of Staff and acting Executive Vice President - Engineering
Dr. Qiuting Huang	67	Chief Technology Officer
Danny Kedar	53	Executive Vice President, Operations
Olivier Pauzet	50	Executive Vice President, Marketing and Strategy
Nikhil Taluja	53	Executive Vice President Worldwide Sales
Directors
Wesley Cummins	47	Director
Yves Maitre	62	Director
Maria Marced	70	Director
Richard Nottenburg	71	Director
Hubert de Pesquidoux	57	Director
Dominique Pitteloud	63	Director
Zvi Slonimsky	75	Director
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
Deborah Choate has served as our chief financial officer since July 2007. Prior to joining Sequans, she was chief financial officer at Esmertec AG from September 2005 to June 2007 and at Wavecom SA, from August 1998 to August 2004, and as vice president of finance at Platinum Equity from October 2004 to September 2005. Earlier in her career, she was an audit partner with Ernst & Young. Ms. Choate has over 40 years of experience in management, finance and accounting, including over 25 years working with technology companies, in particular communications hardware, software and services. Ms. Choate is also a board member of Planisware, a French listed company. Ms Choate holds a BS in business administration from the University of California at Berkeley.
Louis Chuang has served as executive vice president of product management since October 2024. Previously he served as executive vice president for the massive IoT business unit from April 2022 to September 2024; from May 2021 until March 2022, Mr. Chuang served as Sequans' general manager for Asia-Pacific. Prior to joining Sequans, Mr. Chuang was senior director of sales and marketing for the broadband wireless access business unit of Gemtek, a wireless solutions provider, where he held various positions within the wireless WAN and telecom products divisions since 2003. Mr. Chuang holds an MS in communication and microwave engineering from Yuan Ze University in Taiwan.
Bertrand Debray has served as our chief of staff to the CEO and acting vice president of R&D since October 2024. Previously he served as executive vice president for the broadband IoT business unit from October 2020 to September 2024; from July 2013 until September 2020, Mr. Debray served as our chief operating officer and prior to that as vice president, engineering since the company was founded in 2003. Before joining Sequans, Mr. Debray was director of hardware and ASIC development in the cable product division at Juniper Networks. He joined Juniper Networks after the company acquired Pacific Broadband Communications, where he played the same role and was significantly involved in developing the cable product and team. Mr. Debray has held technical and management positions at Alcatel. He has over 20 years’ experience in large project development covering all access technologies, including wireless, satellite and cable. Mr. Debray holds a MSE from Ecole Nationale Supérieure des Télécommunications, Paris.
Dr. Qiuting Huang has served as our chief technology officer since our acquisition of ACP in January 2025, where he was CEO. Dr. Huang is also an emeritus professor of the Swiss Federal Institute of Technology (ETH) in Zurich, where he led research into the design of RF integrated circuits in CMOS technology (RF CMOS) and modem systems on a single chip (SoC) for cellular communications, as well as analog and digital integrated circuits for a variety of other applications, including wireline, smart power and biomedical, mostly in collaboration with industry. Dr. Huang founded ACP Advanced Circuit Pursuit Ltd , a fabless developer of RF transceivers and SoCs for cellular communications, in 2001. He received his Ph.D degree in 1987 from the Katholieke Universiteit Leuven, Belgium, is a fellow of IEEE for contributions to integrated circuits for communications, and served for many years at the executive and technical program committees of ISSCC and ESSCIRC.
Danny Kedar has served as our executive vice president of operations since October 2024. Previously he served as chief operating officer from November 2020 to September 2024. Prior to that Mr. Kedar served as vice president of the IoT business unit from February 2016 to November 2020. Mr. Kedar returned to Sequans in June 2015 after three years as CEO of Stylls, an internet start-up offering a photo book creation and sharing application. From 2009 to 2012, Mr. Kedar was one of the lead product managers instrumental in the development of Sequans’ first LTE products. Prior to this, Mr. Kedar was CEO of Dorfour, a company developing technology for LTE modems. Earlier in his career, Mr. Kedar held positions including design engineer and marketing manager at companies including Agere Systems and Texas Instruments. Danny holds an engineering degree from Technion, Israel’s leading engineering school, and an MBA from Lehigh University, Pennsylvania, USA.
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
Directors
Wesley Cummins has served as a director since June 2018. Mr. Cummins has served as a member of the Board of Directors of Applied Digital Corporation from 2007 until 2020 and from March 11, 2021 through present. During that time Mr. Cummins also served in various executive officer positions and he is currently serving as Applied Digital Corporation's chairman of the Board and chief executive office. Prior to Applied Digital, Mr. Cummins was the founder and is CEO of 272 Capital LP, a registered investment advisor, which focuses primarily on investing in technology hardware, software, and services companies. Mr Cummins has been a technology investor for over 20 years and held various positions in capital markets including positions at investment banks and institutional asset management firms. Prior to founding 272 Capital, he led technology investing at Nokomis Capital, L.L.C., an investment advisory firm. Mr. Cummins holds a B.S.B.A. in finance and accounting from Washington University in St. Louis, Missouri.
Yves Maitre has served as a director since June 2014. Mr. Maitre is the founder and CEO of Able France, a consulting firm, since July 2022. He is also Operating Partner at Jolt Capital since July 2022 and is a frequent commentator on French television From October 2019 until September 2020, Mr. Maitre was Chief Executive Officer of HTC Corporation. Until September 2019, Mr. Maitre served as Executive VP for Connected Objects and Partnerships at Orange Corporate where he was responsible for managing Orange’s relationships with global device makers as well as partnering with ecosystem players from chipset upwards to internet companies. Prior to joining Orange, Mr. Maitre spent six years working for the consumer electronics company Thomson. He was President of Key MRO America, a subsidiary of Thomson United States and whilst living in Singapore he worked for Thomson Asia as Director of Manufacturing Supply Chain and Product Management. Before Thomson, Mr. Maitre spent five years as the CEO of the telco connectivity business unit of Quante-Pouyet, a subsidiary of 3M.

He is also a board member of Veom Group and its subsidiary Cabasse. Mr. Maitre is an Engineering graduate in Nuclear Physics from Polytech Grenoble (France).
Maria Marced has served as a director since June 2023. Ms. Marced served as president of TSMC Europe from 2007 until her retirement in January 2024, where she is responsible for driving the development and strategy of TSMC’s business in Europe. Before joining TSMC, Marced was senior vice president of sales and marketing at NXP/Philips Semiconductors from 2003 until 2006, where she also served as GM of Philips’ Connected Multimedia Solutions Business Unit, overseeing Philips’ semiconductor solutions for connected consumer applications. Earlier, Marced spent more than 19 years at Intel, rising to the position of vice president and GM for Intel’s Europe, Middle East and Africa region. Marced serves as chairwoman of the Global Semiconductor Alliance (GSA) EMEA leadership council, an organization dedicated to the advancement of the worldwide semiconductor industry. She also has served as a director of Ceva and IQE. Ms. Marced holds a masters degree in telecommunications engineering from Politechnique Madrid (Spain).
Richard Nottenburg has served as a director since June 2016. He has served as Executive Chairman of NxBeam Inc., a private company, since February 2022, and an investor in various early-stage technology companies. Previously, Dr. Nottenburg served as president, chief executive officer, and member of the board of directors of Sonus Networks, Inc. from 2008 through 2010. From 2004 until 2008, Dr. Nottenburg was an officer with Motorola, Inc., ultimately serving as its executive vice president, chief strategy officer and chief technology officer. He served on the boards of Aeroflex Corporation from 2010 until 2014, PMC Sierra, where he was a member of the audit committee, from 2011 until 2016 and Violin Memory where he served as Chairman from 2014 until 2017. Dr. Nottenburg is currently a member of the board of directors of Verint Systems Inc., where he is chairman of the compensation committee, and Applied Digital Corporation and Cognyte Ltd, where he is a member of each company's compensation committee. He previously served on the boards of directors of PMC-Sierra Inc., Aeroflex Holding Corp., Anaren, Inc., Comverse Technology, Inc. and Violin Memory, Inc. Dr. Nottenburg has a BSEE in Electrical Engineering from New York University, an MSEE in Electrical Engineering from Colorado State University and a PhD in Electrical Engineering from Ecole Polytechnique Federal Lausanne.
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
All executive officers are compensated by a combination of fixed salary, bonus based of performance on quarterly or annual objectives and long-term incentives in the form of grants of restricted free shares vesting over three or four years.
On October 23, 2023, the Company adopted its Compensation Recovery Policy which specifies when we will seek recovery of performance based bonuses awarded or paid based on financial metrics that were subsequently restated.
The aggregate compensation paid and benefits in kind granted by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2024 was $8.1 million. For the year ended December 31, 2024, we estimate that approximately $20,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Our non-employee directors are entitled to the following annual compensation as an annual retainer:

Attendance fees	$20,000
Attendance fees for lead independent director	$20,000
Attendance fees for board committee chairperson
Audit committee	$12,000
Compensation committee	$9,000
Nominating and corporate governance committee	$5,000
Attendance fees for board committee members
Audit committee	$6,000
Compensation committee	$4,500
Nominating and corporate governance committee	$2,500
In addition, our non-employee directors, are also entitled to the following equity awards as an annual retainer:

Annual award for continuing board members(1)(2)	Warrants to purchase 36,000 ADSs
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

Fixed compensation: Dr. Karam benefits from a fixed annual gross compensation of €550,000 as of November 1, 2024. Between November 1, 2022 and November 1, 2024, Dr. Karam received a fixed annual gross compensation of €400,000. Between December 2016 and November 1, 2022, Dr. Karam received a fixed annual gross compensation of €350,000. Dr. Karam's fixed compensation is determined by taking into account the level and complexity of his responsibilities, his experience in similar positions and market practices for comparable companies.
Variable compensation: Dr. Karam’s annual variable compensation can represent between 0% and 200% of Dr. Karam’s annual fixed compensation. The amount of variable compensation is based on the achievement of pre-determined performance conditions defined by the board of directors based on recommendations issued by the compensation committee. The performance conditions are a combination of financial and strategic targets. The board of directors in its meeting of February 4, 2025, approved a bonus of €340,000 for the year ended December 31, 2024, compared with €320,000 for the year ended December 31, 2023 and €358,333 for the year ended December 31, 2022.
On October 29, 2024, the board of directors approved a special transaction bonus to Dr. Karam in the amount of €2,000,000 after the closing the strategic transaction with Qualcomm. On August 15, 2023, the board of directors approved the payment by the Company of legal fees incurred by Dr. Karam in the connection with the negotiation with Renesas of the conditions of his retention as Chief Executive Officer of the Company upon change of control. A total amount of $50,401 in such legal fees were paid during 2023.
Long-term variable compensation – restricted free shares: While not an obligation of his employment agreement, each year Dr. Karam is granted restricted free shares. Dr. Karam is granted restricted free shares from the same plans used for all employees, and is subject to all the same terms and conditions. Detail of Dr. Karam's restricted free shares is described in Item 6.B.
Benefits in kind: As Dr. Karam is not entitled to normal French legal employee unemployment benefits, we have subscribed to private unemployment insurance on his behalf and increase Dr. Karam's compensation to cover the income taxes associated with this benefit (total cost of €16,596 in 2024; €14,909 in 2023; €14,099 in 2022). He is however eligible for the French defined contribution pension plan, which also applies to all of our French employees.
Directors’ compensation: Dr. Karam does not receive any compensation for the directorship duties that he performs for the Company or any of our subsidiaries.
Commitments given by our Company to Dr. Karam in relation to the termination, change of his executive corporate officer duties or resignation due to change in control : In the event the employment agreement is terminated upon the dismissal of Dr. Karam without cause or is terminated upon the resignation of Dr. Karam due to a change in his role or reduction in compensation, or the resignation of Dr. Karam in the case of change of control within three (3) months prior to, or twelve (12) months following, the effective date of such change in control, Dr. Karam shall receive a termination indemnity in an amount equal to (i) eighteen (18) months of his then-current gross annual base remuneration, (ii) 150% of his then-current target annual bonus, and (iii) 100% of all his then outstanding equity awards (whether time or performance-based) covering ordinary shares of the Company shall become vested and/or exercisable.
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
Equity Plans
We have issued to our employees and certain consultants, stock options, founders' warrants and warrants to purchase our ordinary shares, and restricted share awards. Due to French corporate law and tax considerations, we have issued such equity awards under four types of equity plans, collectively referred to in this discussion as our equity plans. Our equity plans provide for the issue of restricted free shares or stock options to employees pursuant to our Stock Option and Restricted Share Award Plans; and, on a limited basis, warrants to our business partners, including certain consultants and advisors, who have long-term relationships with us and advise us on a regular basis, pursuant to our BSA Subscription Plans.
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
From 2004 through April 18, 2025, our shareholders have approved and authorized the issuance of an aggregate of 71,003,482 shares (7,100,348 ADSs) under our equity plans. At April 18, 2025, there were outstanding stock options and warrants to purchase a total of 717,600 ADS by our directors and executive officers at a weighted average exercise price of $8.08 per ADS. Of these outstanding stock options and warrants, at April 18, 2025, options and warrants to purchase 938,222 ADSs were vested and exercisable, of which 465,600 in the form of ADS were held by our directors and executive officers. At April 18, 2025, there were unvested restricted share awards outstanding representing 2,264,827,ADSs, of which 1,390,849 were held by our directors and executive officers. As of April 18, 2025, there were 219,075 restricted shares in the form of ADSs (137,751 held by our directors and executive officers) had vested but were not yet freely transferable under the restrictions of the plans.
The stock options and warrants granted under each of our equity plans were granted on substantially the same terms. In general, vesting of the stock options granted through May 2024 occurs over four years, with 25% vesting after an initial 12 months and the remaining 75% vesting quarterly over the remaining 36 months or twelve quarters; vesting of the stock options granted from June 2024 occurs over three years, with 33% vesting after an initial 12 months and the remaining 67% vesting on a half-yearly basis over the remaining 24 months or four half-year periods. Restricted shares granted through May 2024 also generally vest over four years with either 25% vesting after an initial 12 months or 50% vesting after the initial 24 months, and the remainder vesting over the remaining 12 or eight quarters, respectively. Restricted shares granted from June 2024 generally vest over three years with either 33% vesting after an initial 12 months or 67% vesting after the initial 24 months, and the remainder vesting over the remaining four or two half-year periods, respectively. In addition, restricted shares cannot be sold during the first 24 months after the grant date. In general, vesting of warrants may be either on a monthly basis over a two-year period, 100% after a one-year period or may be immediate. The stock options and warrants generally expire ten years after the date of grant if not exercised earlier. In general, when a stock option or restricted shareholder’s employment service with us, or a warrant holder’s service with us, terminates for any reason, his or her stock options or restricted shares or warrants, as the case may be, will no longer continue to vest following termination. The holder may exercise any vested stock options or warrants for a period of 30-90 days. In the event of death, the holder’s heirs or beneficiaries shall have a period of six months to exercise such stock options or warrants. In the event that a third party acquires a 100% interest in us, an employee holder of stock options and restricted shares who is subsequently dismissed has the right to exercise all of his or her options or warrants within 30 days, notwithstanding the current vesting schedule, and all unvested restricted shares shall vest immediately, conditional upon such dismissal being at least one year from grant date and subject to the same requirement to hold the restricted shares until two years from the grant date. In the event of a change of control, as defined in the warrant equity plans subject to vesting, warrants that are not yet exercisable will become exercisable for 30 days following the effective date of the change of control.
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
The following table provides information regarding the options or warrants to purchase our ordinary shares and restricted shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or ADS or have options to purchase more than one percent of our ordinary shares or ADS as of April 18, 2025:

	Restricted Shares (1)(2)			Options/Warrants (2)
Name (Title)	Number Unvested	Number Vested, Trading Restricted	Grant Date Fair Value	Number	Exercise Price	Expiration Date
Dr. Georges Karam, Chairman and Chief Executive Officer	187,500	—	$1.08	98,000	$1.94	Apr. 21, 2025
	62,528	—	$1.03	170,000	$1.55	July 20, 2025
	281,236	—	$0.91	100,000	$1.97	Dec. 14, 2025
	1,225,000	—	$0.92
	525,000	—	$0.90
	3,000,000	1,000,000	$0.18
	3,912,160	—	$0.26
Mr. Wesley Cummins, Director				30,000	$2.04	July 2, 2028
				36,000	$0.89	July 1, 2029
				36,000	$1.51	June 29, 2030
				140,000	$1.49	June 25, 2031
				140,000	$0.65	June 24, 2032
				180,000	$0.54	June 27, 2033
				360,000	$0.13	July 1, 2034
(1) The restricted shares granted through June 2024 vest over four years with 25% vesting after an initial 12 months and the remainder vesting over the remaining 36 months. The restricted shares granted beginning in July 2024 vest over three years with 33% vesting after an initial 12 months and the remainder vesting over the remaining 24 months. The restricted shares cannot be sold during the first 24 months after the grant date.
(2) The numbers in the table represent the number of underlying ordinary shares. To obtain the number of ADS, it is necessary to divide by ten. To obtain the exercise price per ADS or the grant date fair value per ADS, it is necessary to multiply by ten.
All ADS and per ADS amounts reflect the current ADS to ordinary share ratio of one ADS representing ten ordinary shares.

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

Our board of directors currently consists of eight directors; the maximum permitted under our by-laws is nine. Our board of directors has determined that each of Messrs. Cummins, Maitre, Nottenburg, de Pesquidoux, Pitteloud, and Slonimsky and Ms. Marced qualify as independent under the applicable rules and regulations of the SEC and the NYSE.
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

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2027
Wesley Cummins	Director	2018	2027
Yves Maitre	Director	2014	2026
Maria Marced	Director	2023	2026
Richard Nottenburg	Director	2016	2025
Hubert de Pesquidoux	Director	2011	2026
Dominique Pitteloud	Director	2005	2025
Zvi Slonimsky	Director	2006	2027
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
Directors may resign at any time and their position as members of the board of directors may be revoked at any time by a majority vote of the shareholders present or represented at a shareholders’ general meeting, excluding abstentions. The chairman of our board cannot be over 65 years old. A director does not need to be a French national, and there is no limitation on the number of terms that a director may serve. In case of removal without cause, directors may be entitled to damages.
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

At December 31, 2024, we had 155 full-time employees, of whom 65 were located in France, 32 were in Israel, 21 were in the United Kingdom, 17 were in the United States, 10 were in Taiwan, 7 were in China, and there was one employee in each of Finland, Hong Kong and Singapore. Management considers labor relations to be good. We also have independent contractors and consultants. At December 31, 2024, we had 20 dedicated engineers from Global Logic in Ukraine for software development and testing, and also had 41 independent contractors primarily in research and development but also in business development and finance in France, Finland, India, Israel, Serbia, Singapore, Spain, the United Kingdom, the United States, and Japan.
At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2022	2023	2024
Department:
Research and development	183	190	90
Sales and marketing	44	45	42
General and administration	23	24	18
Operations	8	5	5
Total	258	264	155
Geography:
Europe, Middle East, Africa	211	218	119
Asia	27	24	19
Americas	20	22	17
Total	258	264	155

E.	Share Ownership
For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B.—Compensation—Equity Plans” and “Item 7.A—Major Shareholders.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation S’share Ownership

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of April 18, 2025 :
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
For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 253,875,282 ordinary shares (the equivalent of 25,387,528 ADSs) outstanding as of April 18, 2025.

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

	Ordinary Shares Beneficially Owned	ADSs Beneficially Owned
	Number	Number	Percent
5% Shareholders
272 Capital(1)	40,142,270	4,014,227	15.8%
Lynrock Lake Master Fund LP (2)	34,711,650	3,471,165	13.7%
Bpifrance Participations(3)	13,200,070	1,320,007	5.2%
Executive Officers and Directors
Dr. Georges Karam(4)	11,314,150	1,131,415	4.4%
Deborah Choate(5)	904,452	90,445	*
Louis Chuang(6)	307,522	30,752	*
Wesley Cummins(7)	40,704,270	4,070,427	16.0%
Bertrand Debray(8)	1,840,280	184,028	*
Dr. Qiuting Huang	—	—	*
Danny Kedar(9)	806,782	80,678	*
Yves Maitre(10)	1,062,900	106,290	*
Maria Marced(11)	180,000	18,000	*
Richard Nottenburg(12)	634,500	63,450	*
Olivier Pauzet(13)	131,258	13,126	*
Hubert de Pesquidoux(14)	664,400	66,440	*
Dominique Pitteloud(15)	718,000	71,800	*
Zvi Slonimsky(16)	635,638	63,564	*
Nikhil Taluja(17)	688,790	68,879	*
All executive officers and directors as a group (15 persons)(18)	60,592,942	6,059,294	23.4%
 * Represents beneficial ownership of less than 1%.

(1)Based on a Schedule 13F filed with the SEC on February 14, 2025. Mr. Wesley Cummins is the CEO of 272 Capital LP. P272 Capital LP, and Mr. Cummins has sole voting and dispositive rights over the ADSs. The principal business address of 272 Capital LP is 3811 Turtle Creek Boulevard, Suite 2100, Dallas, TX 75219.
(2)Based on a Schedule 13F filed with the SEC on February 14, 2025. Lynrock Lake LP (the "Investment Manager") is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Company held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master. The address of Lynrock Lake is 12 International Drive, Suite 130, Rye Brook NY 10573.
(3)Based on a Schedule 13D/A filed with the SEC on August 29, 2023. Bpifrance Participations S.A., or Bpifrance Participations. Bpifrance Participations is a wholly-owned subsidiary of Bpifrance S.A., a French credit institution ("Bpifrance"). Caisse de Dépôts, or CDC, and EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”) each hold 49.2% of the share capital of Bpifrance and jointly control Bpifrance. None of Bpifrance, CDC or EPIC holds any shares directly. Bpifrance may be deemed to be the beneficial owner of 13,200,072 shares, indirectly through its ownership of Bpifrance Participation. CDC and EPIC may be deemed to be the beneficial owner of 13,200,072 shares, indirectly through their joint ownership and control of Bpifrance. The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, Bpifrance and EPIC is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

(4)Includes 992,990 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of April 18, 2025.
(5)Includes 119,500 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of April 18, 2025.
(6)Includes 26,250 restricted shares that vest within 60 days of April 18, 2025.
(7)Includes 562,000 ordinary shares subject to warrants that are exercisable within 60 days of April 18, 2025 and 40,142,270 ordinary shares (represented by 4,014,227 ADSs) owned by 272 Capital and its managed funds.
(8)Includes 131,500 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of April 18, 2025.
(9)Includes 137,510 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of April 18, 2025.
(10)Includes 622,000 ordinary shares subject to warrants that are exercisable within 60 days of April 18, 2025.
(11)Includes 180,000 ordinary shares subject to warrants that are exercisable within 60 days of April 18, 2025.
(12)Includes 632,000 ordinary shares subject to warrants that are exercisable within 60 days of April 18, 2025.
(13)Includes 18,750 ordinary subject to restricted shares that vest within 60 days of April 18, 2025.
(14)Includes 622,000 ordinary shares subject to warrants that are exercisable within 60 days of April 18, 2025.
(15)Includes 622,000 ordinary shares subject to warrants that are exercisable within 60 days of April 18, 2025.
(16)Includes 622,000 ordinary shares subject to warrants that are exercisable within 60 days of April 18, 2025.
(17)Includes 218,750 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of April 18, 2025.
(18)Includes 5,507,252 ordinary shares subject to options and warrants that are exercisable and restricted shares that vest within 60 days of April 18, 2025.
None of our principal shareholders have voting rights different than our other shareholders.
At April 18, 2025, there were 25,385,677 of our ADSs outstanding, representing 253,856,776 of our ordinary shares or 99.9% of our 253,875,282 total outstanding ordinary shares. At such date, there were 259 holders of record registered with the Bank of New York Mellon, depositary of our ADSs.

B.	Related Party Transactions
Since January 1, 2024, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders.
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
Agreements with Major Shareholders
Bpifrance
In October 2014, Bpifrance, the financial agency of the French government, provided funding to the Company in the context of a long-term research project, to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding remained unchanged and amounted to €6,967,000 ($8,988,000) comprising a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The forgivable loan advance will be repaid, as the project was not a commercial failure, from March 31, 2019 to December 31, 2024 of which €870,000 ($939,000) in paid in 2021, €1,130,000 ($1,250,000) in paid in 2022 and €1,130,000 ($1,250,000) in paid in 2023, and bears interest at a 1.53% fixed contractual rate. In the event of commercial success, defined as sales of the product developed under this program in excess of €350 million ($364 million) during a period of three years, then the Company shall pay for three consecutive years after the date of the termination of the reimbursement a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project. As of December 31, 2024, €310,000 ($322,000) remain outstanding on the forgivable loan advance.

In March 2024, Bpifrance provided funding to the Company for a new long-term research project (5G eRedCap project) as part of the France 2030 initiative to support the development of technologies deemed to be strategically important to the national interest estimated to be completed over a 3-year period The total of the funding amounts to €10,888,000 ($11,838,000) comprising a portion in the form of a grant (€7,451,000 or $8,101,000) and a portion in the form of a forgivable loan (€3,437,000 or $3,737,000). The forgivable loan advance is to be repaid, except if the project is a commercial failure, from March 31, 2028 to January 31, 2031 and bears interest at a 5.07% fixed contractual rate. As of December 31, 2024, €859,000 ($893,000) is outstanding on the forgivable loan advance.
In April 2020, Bpifrance provided €5 million of debt financing as part of the French COVID-19 economic support plan. The French loan is unsecured and is being repaid over the period from August 2022 to May 2026 (only interest was paid from August 2021 to May 2022). As of December 31, 2024, €1,875,000 ($1,948,000) remain outstanding on the debt financing.
Lynrock Lake Master Fund LP
In April 2021, we completed the sale of 1,818,181 ADSs in connection with a private placement with Lynrock Lake Master Fund LP for $10.0 million. In April 2021, the Company entered into a convertible note agreement with Lynrock Lake Master Fund LP in the principal amount of $40.0 million. The convertible note matured in April 2024 and was convertible, at the holder’s option, into the Company’s ADSs at a conversion price of $19.15 per ADS, subject to a 9.9% ownership limit for Lynrock Lake.
On April 9, 2024, we secured a standstill agreement from Lynrock Lake. The agreement granted an initial standstill period until April 26, 2024 that was then extended to September 20, 2024. The note and accrued interest were repaid in full in October 2024.
Renesas Electronics Corporation
In January 2022, we completed the sale of 1,974,755 ADSs to Renesas Electronics Corporation for $9.3 million in a private placement transaction. As part of the investment agreement, a representative of Renesas Electronics Corporation (Mr. Sailesh Chittipeddi) became a board observer in January 2022. Mr. Chittipeddi was elected as a board member by the shareholders at their June 2022 annual meeting. In 2020 and 2021, we signed license and services agreements with Renesas Electronics Corporation and Renesas Electronic America. In 2022 and 2023, we signed amendments of the agreement with Renesas Electronics Corporation. In the year ended December 31, 2024, we recognized total revenue of $0.3 million from these agreements.
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
All notes and accrued interest were repaid in full in October 2024.
B. Riley Asset Management LLC
On April 22, 2024, we issued an Unsecured Promissory Note with a principal amount of $5,000,000 to 272 Capital
Master Fund, Ltd., a fund affiliated with Wes Cummins, a director of the Company. The transaction closed on April 24, 2024. The Note and accrued interest were repaid in full in October 2024.
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
No significant changes have occurred since December 31, 2024, except as otherwise disclosed in this annual report.

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
Dividends and Liquidation Rights
We may make dividend distributions to our shareholders from our net income in each fiscal year (after deductions for depreciation and reserves pursuant to French law and our by-laws), as increased or decreased by any profit or loss carried forward from prior years, and less any contributions to reserves that may be decided by the shareholders under the conditions described below. These distributions are also subject to the requirements of French law and our by-laws.
Pursuant to French law, we must allocate 5% of our net profits for each fiscal year to a legal reserve fund until the amount in that fund is equal to 10% of the nominal amount of our share capital. The legal reserve may not be distributed to shareholders and may not be used to repurchase or reimburse our shares.
Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, except in case of a capital decrease, we may not distribute dividends to shareholders when our net assets are or would become as a result of the distribution lower than the amount of share capital including reserves which, under French law, may not be distributed to shareholders.

Our by-laws provide that reserves which are available for distribution under French law and our by-laws may be distributed as dividends, subject to shareholder approval and other limitations under French law. Dividends or interim dividends may be paid in cash or shares.
If our interim income statement shows that, since the end of the preceding fiscal year, we have made distributable profits, our board of directors may, subject to French law and regulations, distribute interim dividends without the approval of our shareholders. An interim dividend may not exceed distributable profits.
Under French law, subject to the preferred dividends rights that may be attached to our preferred shares set forth in our by-laws, as the case may be, if we distribute dividends they must be distributed to our shareholders pro rata according to their shareholdings. Holders of shares outstanding on the date of the shareholders’ meeting approving the distribution of dividends or, in the case of interim dividends, on the date our board of directors meets and approves the distribution of interim dividends are eligible to receive the dividend payment. The actual dividend payment date is decided by our shareholders at an ordinary general meeting, or by our board of directors, if no decision is taken by our shareholders. The payment of the dividends must occur within nine months of the end of our fiscal year. Under French law, dividends not claimed within five years of the date of payment revert to the French State.
In the event that we are liquidated, our assets remaining after payment of our debts, liquidation expenses and all of our other remaining obligations will be distributed first to repay the nominal value of our shares. After these payments have been made, subject to the preferred liquidation rights that may be attached to our preferred shares set forth in our by-laws, as the case may be, any surplus will be distributed pro rata among our shareholders based on the nominal value of their shareholdings.
To date, we have never declared or paid any cash dividends on our ordinary shares or preferred shares. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business.
Changes in Share Capital
We may increase our share capital only with approval of our shareholders at an extraordinary general meeting. The shareholders can authorize the board of directors to carry out the capital increase for a specified period of time. There are two methods to increase our share capital: the issuance of additional shares, including the creation of a new class of shares, and the increase in the nominal value of existing shares. We may issue additional shares for cash or for assets contributed in kind, upon the conversion of debt securities, by capitalization of our reserves or, subject to certain conditions, in satisfaction of our indebtedness. Although, currently, we have only one class of shares, French law permits us to issue different classes of shares that may have different liquidation, voting and dividend rights.
We may decrease our share capital only with the approval of our shareholders at an extraordinary general meeting. The shareholders can authorize the board of directors to carry out the capital decrease for a specified period of time. There are two methods to decrease our share capital: decreasing the number of shares outstanding and decreasing the nominal value of our shares. The conditions under which the share capital may be decreased vary depending upon whether the decrease is attributable to losses. We may, under certain conditions, decrease the number of outstanding shares either by a reverse stock split or by the repurchase and cancellation of our shares. Any decrease must meet the requirements of French law, which states that all the holders of shares in each class of shares must be treated equally unless each affected shareholder otherwise agrees.
Attendance and Voting at Shareholders’ Meetings
French companies may hold either ordinary or extraordinary shareholders’ general meetings. Ordinary general meetings are required for matters that are not specifically reserved by law to the extraordinary general meetings and include the election and dismissal of the members of the board of directors, the appointment of statutory auditors, the approval of the annual accounts, the approval of agreements entered into between the company and its officers, directors and shareholders holding more than 10% of the voting rights, the declaration of dividends, the payment of dividends in shares, the repurchase by the company of its shares in connection, inter alia, with employee profit-sharing or share option plans, and the issue of bonds. Extraordinary general meetings are required for approval of amendments to our by-laws, modification of shareholders’ rights, mergers, increases or decreases in share capital (including a waiver of preferential subscription rights), the creation of a new class of shares, the authorization of the issue of securities convertible or exchangeable into shares and for the sale or transfer of substantially all of our assets that would result in a change of our corporate purpose.

Our board of directors is required to convene an annual general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of our fiscal year. However, the president of the tribunal de commerce, the French commercial court, may order an extension of this six-month period. We may convene other ordinary and extraordinary meetings at any time during the year as necessary. Meetings of shareholders may be convened by our board of directors or, if it fails to call a meeting, by our statutory auditors or by a court-appointed agent. Shareholders holding individually or in the aggregate at least 5% of our share capital, or another interested party under certain circumstances, may petition the court to appoint such an agent. The notice convening of a shareholders’ general meeting must state the agenda for the meeting.
Notice of a shareholders’ general meeting must be sent by regular or electronic mail, or registered letter if the shareholder so asks, at least 15 days before the meeting to all holders of registered shares. However, in the case where quorum was not met at the original meeting and was therefore adjourned, the general meeting can be reconvened under the same agenda within a reduced six-day time period. The notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to the shareholders.
Attendance and the exercise of voting rights at both ordinary and extraordinary general meetings of shareholders are subject to certain conditions pursuant to French law. Under our by-laws, in order to participate in any general meeting, a holder of registered shares must have his shares fully paid-in and registered in its name in a shareholder account maintained by or on behalf of us at least three days prior to the meeting.
Subject to the above restrictions, all of our shareholders have the right to participate in our general meetings, either in person or by proxy. Shareholders may vote, either in person, by proxy or by mail (by use of a form), and their votes are counted in proportion to the number of shares they hold. A shareholder may grant a proxy to his or her spouse, to another shareholder or, if the shareholder is a corporation, to a legal representative. A shareholder may grant a proxy to us by returning a blank proxy form. In this last case, the chairman of the shareholders’ meeting will vote the shares in favor of all resolutions proposed by the board of directors and against all others. Proxy forms will be sent to shareholders upon request. In order to be counted, proxies must be received prior to the shareholders’ general meeting at our registered office or at another address indicated in the notice convening the meeting. If requested by a shareholder at least six days prior to the meeting, we must send such shareholder a form to vote by mail and this form must be received by us at least two days prior to the date of a meeting in order to be valid. Under French law, our shares held by entities controlled directly or indirectly by us are not entitled to voting rights. There is no requirement that a shareholder have a minimum number of shares in order to be able to attend or be represented at a general meeting.
Under French law, a quorum requires the presence, in person or by proxy (including those voting by mail) of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be postponed for a maximum of two months.
At an ordinary shareholders’ general meeting, approval of any resolution requires the affirmative vote of a simple majority of the votes of the shareholders present or represented. The approval of any resolution at an extraordinary shareholders’ general meeting requires the affirmative vote of a two-thirds majority of the votes of shareholders present or represented, except that any resolution to approve a capital increase by capitalization of reserves only requires the affirmative vote of a simple majority of the votes of shareholders present or represented. Notwithstanding these rules, a unanimous vote is required to increase shareholders’ liabilities. Abstention from voting by those present or represented by proxy is counted as a vote against any resolution submitted to a vote.
In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders’ meeting is convened until the fourth business day preceding the date of the shareholders’ meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board of directors is required to respond to these questions during the meeting.

As set forth in our by-laws, shareholders’ meetings are held at our registered office or at any other location specified in the written notice.
Preferential Subscription Rights
Holders of shares have preferential rights to subscribe on a pro rata basis for additional shares and securities convertible or exchangeable into shares. This right is only reserved to holders of ordinary shares or preferred shares. Shareholders may waive their preferential rights on an individual basis. During the subscription period relating to a particular offering of shares, shareholders may transfer their preferential subscription rights that they have not previously waived. To the extent permitted under French law, we intend to seek shareholder approval to waive preferential subscription rights at any extraordinary meeting where shareholders are asked to approve an increase in our capital by issuing additional shares and securities convertible or exchangeable into shares.
Form and Holding of Shares
Our by-laws provide that our ordinary shares shall be held in registered form. In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Registered shares are entered into an account maintained by us or by a representative that we have nominated. We maintain accounts in the name of each shareholder either directly or, at a shareholder’s request, through such shareholder’s accredited intermediary. Each shareholder’s account shows the name and number of shares held.
Repurchase and Redemption of Shares
Under French law, we may acquire our own shares for the following purposes only:
•to decrease our share capital, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at an extraordinary general meeting. In this case, the repurchased shares must be cancelled within one month from their repurchase date;
•to provide shares for distribution to employees or managers under a profit-sharing or share option plan; and
•to facilitate an issue of additional shares or securities convertible or exchangeable into shares, a merger or a spin-off, approved by the shareholders at an ordinary general meeting.
The amounts repurchased under this section cannot result in us holding more than 10% of our own shares. In the event that such repurchases result in us holding more than 10% of our issued shares, we are required to transfer any shares in excess of the 10% threshold within one year. French law requires that we cancel any shares in excess of this 10% limit that have not been transferred within the one-year period.
When we purchase our own shares, they must be held in registered form and be fully paid. These shares are deemed to be outstanding under French law, but are not entitled to any dividends or voting rights, and we may not exercise preferential subscription rights. The shareholders, at an extraordinary general meeting, may decide not to take such shares into account in determining the preferential subscription rights attached to the other shares. In the absence of such a decision, the rights attached to any shares held by us must either be sold on the market before the end of the subscription period or distributed to other shareholders on a pro rata basis.
Cross Shareholdings and Holding of Our Shares by Our Subsidiaries
French law prohibits a company from holding our shares if we hold more than 10% of that company’s share capital and we may not own any interest in a French company holding more than 10% of our share capital. In the event of a cross shareholding that violates this rule, the company owning the smaller percentage of shares in the other company must sell its interest. Until sold, these shares are deprived of their voting rights. Failure by the officers and directors of a company to sell these shares is a criminal offense.
In the event that one of our subsidiaries holds our shares, these shares are deprived of their voting rights. However, French law does not require the subsidiary to sell the shares.
Declaration of Crossing of Ownership Thresholds
Subject to requirements of French law, our By-laws do not require any specified disclosure by shareholders that cross ownership thresholds with respect to our share capital.

General Description of our By-laws
The following summarizes certain terms and provisions contained in our by-laws. This summary is not complete, and you should read our by-laws (statuts), which were filed as an exhibit to our Registration Statement on Form F-3, of which this prospectus forms a part.
Corporate Purposes (Article 3)
Our company is engaged in the business of researching, developing and commercializing silicon and software solutions in the areas of broadband wireless access, specifically compliant with LTE standards or other similar broadband wireless standards.
Our corporate purpose in France and in all countries includes the following:
•The study, development and marketing of all products and/or services relating to radio fixed and/or optical-type communication networks systems;
•Advising and training, by all means and technical media, relating to the aforementioned fields of operations;
•The participation, directly or indirectly, in all transaction that may be related to any of the purposes defined above, through the creation of new companies or legal entities, the contribution, subscription, or purchase of securities or corporate rights, acquisition of interests, mergers, partnerships, or any other methods;
•And, more generally, all industrial, commercial, and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the company’s business.

Directors’ Voting Powers
Under French law, agreements entered into directly or indirectly between us and our directors are subject to a prior approval of the board of directors and must be ratified by our ordinary shareholders’ general meeting on the basis of a specific report issued by our statutory auditors on such agreements. The director who is interested in the agreement cannot vote on the proposal at the board meeting.
As compensation, directors receive attendance fees set annually by the shareholders upon recommendation of the board of directors. The directors may take part in the vote on the resolution deliberating on their attendance fees. Attendance fees must be differentiated from any other sum a director may receive as a compensation for a particular service provided (i.e. employment contract, chairman of the board). In addition, the directors may be granted warrants by the shareholders’ general meeting.
Director participation at board of directors meetings is not mandatory. Directors may therefore be represented by another director at meetings. In such case, a written power of attorney can be given to another director. Each director may only represent one other director.

Rights, Preferences and Restrictions Attaching to Each Class of Shares
Our shareholders are not required to subscribe to any of our further capital calls.
At this time, we have only one class of shares. Each share gives the right to one vote on all matters submitted to our shareholders. Each share also gives the right to share in the profits and corporate assets, pro rata the amount of our share capital which it represents. Our shareholders only bear losses for up to the amount of their investment. However, in the event we declare bankruptcy, one or several shareholders who could be considered as either (i) having become our de facto manager and, as such, taken decisions that contributed to our insolvency or failed to take decisions that would have prevented such insolvency, or (ii) having in such capacity comingled vis-à-vis third parties between his or her own assets and our own assets may be liable for losses greater than his/her investment. In the event of a capital increase, a majority of shareholders may decide to suppress the preferential subscription rights of all shareholders in favor of a beneficiary or a category of beneficiaries, including existing shareholders who are nevertheless excluded from such vote.
We cannot increase the commitments or liabilities of our shareholders; such a change can only be agreed to by each shareholder individually.

Under our by-laws, our extraordinary general meeting may decide to issue preferred shares bearing preferred voting and financial rights.

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of our Company
The sections of the by-laws relating to the number of directors, election and removal of a director from office may be modified only by a resolution adopted by 662⁄3% of our shareholders present or represented. These provisions, and other procedural provisions contained in our by-laws, may have the effect or delaying or deferring a change in control.
Ownership of ADSs or Shares by Non-French Residents
Neither the French Commercial Code nor our by-laws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, residents outside of France, as well as a French entity controlled by non-French residents, must file an administrative notice with French authorities in connection with the acquisition of a controlling interest, or leading non-French residents to hold a controlling interest, in our company or the acquisition of a controlling interest in any foreign entity holding a controlling interest in our company. Under existing administrative rulings, ownership of 331⁄3% (25% when at least one of the members of the investor’s “chain of control” is non-European Union/European Economic Area) or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances, depending upon such factors as:
•the acquiring party’s option to buy additional shares;
•loans and guarantees granted by the acquiring party to our company in amounts evidencing control over our financing; and
•patent licenses granted by an acquiring party or management or technical assistance agreements with such acquiring party that place us in a dependent position vis-à-vis such party or its group.
Foreign Exchange Controls
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
Availability of Preferential Subscription Rights
Our shareholders have preferential subscription rights as described above under “Description of Share Capital—Preferential Subscription Rights.” Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional shares on a pro rata basis. Holders of our securities in the U.S. (which may be in the form of shares or ADSs) may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the U.S. will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of shares and holders of ADSs in the U.S. to exercise the rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.
For holders of our shares in the form of ADSs, the Depositary may make these rights or other distributions available to holders after we instruct it to do so in the United States. If we fail to do this and the Depositary determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders will receive no value for them. The section entitled “Description of American Depositary Receipts—Dividends, Other Distributions and Rights” explains in detail the depositary’s responsibility in connection with a rights offering.

C.	Material Contracts

With the exception of the material agreements described in “Item 7.B Related Party Transactions—Agreements with Major Shareholders” and the Asset Purchase Agreement and Acquired IP License Agreement entered into with Qualcomm and filed as exhibits herewith, all contracts concluded by the Company during the two years preceding the date of this annual report were entered into in the ordinary course of business.

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
Based on the character of our gross income and the average value of our passive assets relative to the gross value of our assets for the taxable year ended December 31, 2024, we do not believe we were a PFIC for 2024. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2025 or any other future year until after the close of that year. While we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of the ADSs has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether we are a PFIC, there can be no assurance that we will not be a PFIC for any taxable year.
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
Wealth Tax
As of January 1, 2018, the French wealth tax namely the Impôt de Solidarité sur la Fortune (“ISF”) is replaced by the Impôt sur la Fortune Immobilière (“IFI”). The IFI generally applies to real estate assets to the extent that their net value exceeds €1,300,000 as of January 1 of the relevant year. Therefore, all other movable assets (tangible assets, shares, life insurance, cash, etc.) are excluded from the tax base, unless their underlying assets (direct or indirect) consist of real estate assets or rights. However, a general exclusion applies to real estate assets owned by companies pursuing a commercial, industrial, craft, agricultural or liberal activity when the taxpayer (together with the members of its tax household) holds directly or indirectly less than 10% of the share capital or the voting rights of the company. As a result, Qualifying U.S. Holders will not be subject to French IFI in respect of their shareholding in the Company.

F.	Dividends and Paying Agents
Not applicable.

G.	Statement by Experts
Not applicable.

H.	Documents on Display
We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk
We had cash and cash equivalents and short-term investments totaling $10.7 million, $5.7 million and $62.1 million, at December 31, 2022, 2023 and 2024, respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. Short-term investments are investments in term deposits with terms of 90 days or less. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in term deposits. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2024 would have an effect of approximately $125,000 on interest income.
Foreign Currency Risk
We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, based on the weighted average rate of exchange in our financial statements for the year ending December 31, 2024, we estimate the impact, in absolute terms, on operating expenses and on financial liabilities for 2024, would have been $3.5 million.

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
The Bank of New York Mellon, as depositary, registers and delivers our ADSs. Each ADS represents ten ordinary shares (or a right to receive ten ordinary shares) deposited with the principal Paris office of Société Générale or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. A copy of our Amended and Restated Deposit Agreement among us, the depositary, owners and holders of ADSs was filed with the SEC as an exhibit to our Form 6-K filed November 16, 2020.

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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2024, have concluded that, as of such date, as a result of the material weaknesses related to our internal control over financial reporting detailed below, our disclosure controls and procedures were not effective at a reasonable level of assurance and accordingly, are not effective in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and that such information is accurately recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
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
Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 Framework).
Based on the assessment performed by our management, as of December 31, 2024, we identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
In the context of a number of significant non-routine transactions and complex accounting matters that took place in 2024, including the termination of the Renesas tender offer to buy the Company, debt restructuring and the Qualcomm transaction, we identified a first material weakness whereby we determined that management’s review controls and other controls over the accounting and presentation of certain transactions were not adequately designed or operated to address the accounting and presentation requirements of International Financial Reporting Standards.

In addition, our management identified a second material weakness related to controls over routine transactions (including the control over the estimate of inventory valuation allowance at period end and management review of data provided by experts) which did not operate in a timely manner to prevent, or detect and correct, errors in the financial statements. This included proper evaluation of all relevant accounting standards for these transactions. This resulted from a lack of sufficient personnel to consistently execute appropriate oversight and formal documentation of accounting processes and required control activities in a timely manner given the number of non-routine transactions that had to be addressed by the same personnel.
Based on the aforementioned material weaknesses, our management concluded that the Company’s system of internal control over financial reporting was not effective as of December 31, 2024.
As part of our plan for remediation, our management is evaluating our control framework for non-routine and complex transactions and, considering delaying the timing of the publication of unaudited, preliminary results to provide more time for the finance team to complete and document all controls and challenge accounting and presentation for these transactions. In addition, in order to reinforce our finance team, we are contemplating additional training and evaluating hiring needs to ensure appropriate oversight and timely control activities.
Attestation Report of the Independent Registered Public Accounting Firm
Because we qualify as a non-accelerated filer, this Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as required by Section 404(b) of the Sarbanes Oxley Act of 2002.

Changes in Internal Control Over Financial Reporting
Except for the material weaknesses discussed above, there were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services
Ernst & Young Audit has served as our independent registered public accounting firm for 2023 and 2024. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2023	2024
	(euros in thousands)
Audit Fees	€590	€567
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	€590	€567
“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents, provision of comfort letters, and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. There were no “Tax Fees” or “Other Fees” billed or paid during 2023 or 2024.
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
•Executive Sessions/Communications with Independent Directors—French law does not require (and we do not currently provide) for our independent directors to meet regularly without management, nor does it require the independent directors to meet alone in executive session at least once a year. However, if our independent directors decide to do so, they may do so. In addition, French law does not require (and we do not currently provide) a method for interested parties to communicate with our independent directors.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policy
The Company has adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, officers, employees and other persons in a special relationship with the Company. A copy of our insider trading policy was filed with the SEC as an exhibit to our 2023 Form 20-F filed May 15, 2024 and is incorporated herein by reference.
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
• introduction in 2023 of new tools, applications, policies and cyber procedures based on a transition to Microsoft 365 for mails, files sharing and communication of essential assets and to Teams with Microsoft 365 Standard Security providing a baseline protection profile that protects against spam, phishing, and malware threats;
• a planned unification of credential management in 2025 through a Single Sign-On (SSO) solution and enforcement of Multi-Factor Authentication (MFA) across critical systems to further strengthen access security; and
• general policy and practice requiring employees, as well as third-parties who provide services on our behalf, to treat customer information and data with care.
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

PART III
Item 17. Financial Statements
See pages F-1 through F-61 of this annual report.
Item 18. Financial Statements
Not applicable.
Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	By-laws (statuts) of Sequans Communications S.A. effective December 10, 2024 (English translation)
2.2	Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on November 16, 2020)
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)
2.4*	Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 1934
2.5	Amendment to amended and restated Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit B to the Form F-6 filed by Sequans Communications S.A. with the SEC on September 11, 2023).
4.1(a)	Stock Option Subscription Plan—2015-1 (incorporated by reference to Exhibit 4.1(e) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.1(b)	Stock Option Subscription Plan—2016-1 (incorporated by reference to Exhibit 99.1 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(a)	BSA (Warrants) Issuance Agreement, dated June 29, 2015 (incorporated by reference to Exhibit 4.17 to Sequans Communications S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016)
4.2(b)	BSA (Warrants) Subscription Plan 2016-1 (incorporated by reference to Exhibit 99.3 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(c)	BSA (Warrants) Subscription Plan 2016-2 (incorporated by reference to Exhibit 99.4 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(d)	BSA (Warrants) Issuance Agreement, dated June 28, 2016 (incorporated by reference to Exhibit 99.5 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(e)	BSA (Warrants) Issuance Agreement, dated June 30, 2017 (incorporated by reference to Exhibit 99.5 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.2(f)	BSA 2018-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(g)	BSA (Warrants) Issuance Agreement, dated June 29, 2018 (incorporated by reference to Exhibit 99.6 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(h)	BSA (Warrants) Issuance Agreement, dated July 1, 2019 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.2(i)	BSA 2020-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(j)	BSA (Warrants) Issuance Agreement, dated June 29, 2020 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(k)	Director Warrants Issuance Agreement, Dated June 25, 2021 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021

Exhibit Number	Description of Exhibit
4.2(l)	Partner Warrants 2022-1 Issuance Agreement 2021 (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)
4.2(m)	Director Warrants Issuance Agreement, Dated June 24, 2022 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)
4.2(n)	Director Warrants Issuance Agreement, Dated June 27, 2023 (incorporated by reference to Exhibit 4.2(z) to Sequans Communications S.A.'s Annual Report on Form 20-F or the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
4.2(o)	Partner Warrants 2023-1 Issuance Agreement 2023 (incorporated by reference to Exhibit 4.2(aa) to Sequans Communications S.A.'s Annual Report on Form 20-F or the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
4.2(p)*	Director Warrants Issuance Agreement, Dated June 28, 2024
4.2(q)*	Partner Warrants 2024 Issuance Agreement 2024
4.3(a)	Restricted Share Award Plan 2020-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020
4.3(b)	Restricted Share Award Plan 2020-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020
4.3(c)	Restricted Share Award Plan 2021-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.3(d)	Restricted Share Award Plan 2021-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.3(e)	Restricted Share Award Plan 2022-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)
4.3(f)	Restricted Share Award Plan 2022-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)
4.3(g)	Restricted Share Award Plan 2023-1 (incorporated by reference to Exhibit 4.3(i) to Sequans Communications S.A.'s Annual Report on Form 20-F or the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
4.3(h)*	Restricted Share Award Plan 2024
4.4(a)
COVID-19 economic support loan agreement by and between Bpifrance Financement and Sequans Communications S.A. dated April 30, 2020 (English translation) (incorporated by reference to Exhibit 4.4(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 1, 2021

4.9(a)*	Asset Purchase Agreement by and among Sequans Communications S.A., Qualcomm Technologies, Inc., Qualcomm France S.A.R.L., and Qualcomm Technologies International, Ltd. dated August 22, 2024 †
4.9(b)*	License of Acquired IP by and between Sequans Communications S.A. and Qualcomm Technologies, Inc. dated September 30 2024 †
8.1*	List of Subsidiaries
11.1	Corporate Insider Trading Policy (incorporated by reference to Exhibit 11.1 to Sequans Communications S.A.'s 2023 Annual Report on Form 20-F filed with the SEC on May 15, 2024)
12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Audit, independent registered public accounting firm
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1(i) to Sequans Communications S.A.'s Annual Report on Form 20-F or the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)

*	Filed herewith.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to clause 4(a) of the Instructions as to Exhibits of Form 20-F, which portions will be furnished to the SEC upon request.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman
Date: April 30, 2025

Sequans Communications S.A.
Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sequans Communications S.A.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. (the Company) as of December 31, 2022, 2023 and 2024, the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flow for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allocation of the transaction price in relation to the asset purchase agreement with Qualcomm Technologies, Inc. (“Qualcomm”)
Description of the Matter	As more fully disclosed in Note 3 of the consolidated financial statements, the Company executed an Asset Purchase Agreement with Qualcomm (the “Qualcomm APA”), which resulted in Qualcomm acquiring the intellectual property for the Company's two main 4G products (Monarch2 and Calliope2) and certain physical assets, as well as receiving a license to the entire patent portfolio of the Company and a license to the Company's partially developed 5G broadband platform, and the license back to the Company of the acquired Monarch2 and Calliope2 4G IP (the “IP Relicense”). Consideration from Qualcomm consisted of cash of $ 200 million, as well as the assumption of certain liabilities by Qualcomm and the IP Relicense.

Auditing management’s estimates of the fair values of the various intangible assets sold or licensed to Qualcomm, in particular the valuation of the Company’s partially developed 5G broadband platform, required complex auditor judgment, given the lack of comparable transactions. In addition, there was a high degree of auditor judgment required to determine and evaluate the distinct performance obligations contained in the Qualcomm APA.

How We Addressed the Matter in Our Audit
To audit management’s determination of the distinct performance obligations contained in the Qualcomm APA, our procedures included, among others, reading the executed Qualcomm APA, to understand the significant contractual terms, and evaluating management’s conclusions regarding the distinct performance obligations. To test management’s estimated fair value of the partially developed 5G broadband platform, among other procedures, we investigated whether other comparable transactions had occurred in the market and, given their absence, assessed the characteristics, including relative comparability, of the inputs and assumptions used by management to determine the fair value, to other sales made by and offers made to the Company, for 5G licenses.

We assessed the adequacy of the Company’s disclosures in respect to the Qualcomm APA against the requirements of IFRS 15.

/s/ Ernst & Young Audit

We have served as the Company’s auditor since 2008.

Paris-La Défense, France

April 30, 2025

Sequans Communications S.A.
Consolidated Statements of Operations

		Year ended December 31,
	Note	2022	2023	2024
		(in thousands, except share, ADS and per share and ADS amounts)
Revenue:
Product revenue		$22,974	$8,060	$12,007
License and services revenue		37,577	25,556	24,824
Total revenue	4	60,551	33,616	36,831
Cost of revenue	5.2	(17,671)	(9,476)	(9,092)
Gross profit		42,880	24,140	27,739
Operating income (expenses):
Gain on sale of 4G intangible and tangible assets, net	3	—	—	153,129
Research and development	5.4	(26,610)	(26,124)	(28,527)
Sales and marketing		(10,027)	(11,861)	(11,773)
General and administrative		(10,082)	(15,993)	(14,402)
Impairment of 5G broadband platform intangible and tangible assets	9	—	—	(56,633)
Total operating income (expenses)	5.2	(46,719)	(53,978)	41,794
Operating income (loss)		(3,839)	(29,838)	69,533
Financial income (expense):
Interest expense	5.1	(10,925)	(11,409)	(23,728)
Interest income	5.1	68	176	850
Debt amendments	15.1- 15.2-17.3	476	247	13,952
Change in fair value of convertible debt derivative	14.1	6,878	3,200	3
Foreign exchange gain (loss), net	5.1	1,082	(692)	494
Income (loss) before income taxes		(6,260)	(38,316)	61,104
Income tax benefit (expense)	6	(2,748)	(2,674)	(3,537)
Net profit (loss)		$(9,008)	$(40,990)	$57,567
Attributable to:
Shareholders of the parent		$(9,008)	$(40,990)	$57,567
Basic earnings (loss) per ordinary share	7	$(0.05)	$(0.18)	$0.23
Diluted earnings (loss) per ordinary share	7	$(0.05)	$(0.18)	$0.20
Weighted average number of shares used for computing:
Basic per ordinary share		184,587,104	225,183,996	248,290,190
Diluted per ordinary share		184,587,104	225,183,996	284,021,015
Basic earnings (loss) per ADS		$(0.49)	$(1.82)	$2.32
Diluted earnings (loss) per ADS		$(0.49)	$(1.82)	$2.03
Weighted average number of ADS used for computing:
Basic per ADS		18,458,710	22,518,400	24,829,019
Diluted per ADS		18,458,710	22,518,400	28,402,102

Sequans Communications S.A.
Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Profit (loss) for the year	$(9,008)	$(40,990)	$57,567
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent years :
Net gain (loss) on cash flow hedge	202	(76)	(183)
Exchange differences on translation of foreign operations	(638)	97	(158)
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	(436)	21	(341)
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years :
Re-measurement gains (losses) on defined benefit plans	71	(46)	(39)
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years	71	(46)	(39)
Total other comprehensive income (loss)	(365)	(25)	(380)
Total comprehensive income (loss)	$(9,373)	$(41,015)	$57,187
Attributable to:
Shareholders of the parent	$(9,373)	$(41,015)	$57,187
Non-controlling interests	—	—	—
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Financial Position

		At December 31,
	Note	2022	2023	2024
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	8	$8,489	$6,815	$4,308
Intangible assets	9	48,705	64,300	5,641
Deposits and other receivables	21.1	783	801	3,246
Other non-current financial assets	21.1	337	360	353
Total non-current assets		58,314	72,276	13,548
Current assets:
Inventories	10	9,387	6,335	2,874
Trade receivables	11	8,494	8,115	4,809
Contract assets	11	176	497	122
Prepaid expenses		1,399	1,422	1,410
Other receivables		5,799	4,958	17,492
Research tax credit receivable	5.4	4,515	9,864	4,184
Short-term deposits	12	5,000	—	53,000
Cash and cash equivalents	12	5,671	5,705	9,093
Total current assets		40,441	36,896	92,984
Total assets		$98,755	$109,172	$106,532
EQUITY (DEFICIT) AND LIABILITIES
Equity (deficit):
Issued capital, euro 0.01 nominal value, 251,408,922 ordinary shares issued and outstanding at December 31, 2024 (246,262,004 at December 31, 2023 with euros 0.01 nominal value and 193,426,478 at December 31, 2022 with euro 0.02 nominal value)	13	$2,306	$2,878	$2,934
Share premium	13	2,418	14,568	14,512
Other capital reserves	14-15	62,870	70,261	74,504
Accumulated deficit		(65,099)	(93,362)	(35,795)
Other components of equity		(391)	(416)	(796)
Total equity (deficit)		2,104	(6,071)	55,359
Non-current liabilities:
Government grant advances and loans	17	6,235	3,256	6,285
Convertible debt	15	43,455	—	—
Convertible debt embedded derivative	15	3,203	—	—
Lease liabilities	16	2,278	1,645	333
Provisions	18	2,196	2,222	1,400
Trade payables	20	1,788	—	—
Deferred tax liabilities	20	258	264	173
Contract liabilities	20	404	—	809
Total non-current liabilities		59,817	7,387	9,000
Current liabilities:
Trade payables	19	9,342	16,281	6,106
Interest-bearing financing of receivables	15	7,723	9,544	3,742
Convertible debt	15	—	52,278	—
Convertible debt embedded derivative	15	—	3	—
Lease liabilities	16	1,291	1,471	1,439
Unsecured related party loan	15	—	8,922	—
Government grant advances and loans	17	4,159	4,606	5,864
Other current liabilities and provisions	19	8,355	8,899	11,174
Income tax liabilities of the parent company		—	—	2,827
Contract liabilities	19	5,964	5,852	11,021
Total current liabilities		36,834	107,856	42,173
Total equity and liabilities		$98,755	$109,172	$106,532

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit *	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity (deficit)
	Shares	Amount
	(Note 13)	(Note 13)	(Note 13)	(Notes 14 and15)
	(in thousands, except share and per share amounts)
At January 1, 2022	151,419,322	$3,687	$298,389	$57,198	$(383,554)	$(62)	$36	$(24,306)
Loss for the year					(9,008)			(9,008)
Re-measurement gains (losses) on defined benefit plans							71	71
Foreign currency translation						(638)		(638)
Net gain on cash flow hedge							202	202
Total comprehensive income (loss)					(9,008)	(638)	273	(9,373)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	3,441,468	48	(48)					—
Issue of shares in connection with a private placement with Renesas on January 2022 (Note 13)	7,899,020	179	9,102					9,281
Issue of shares in connection with the public offering of March 2022 (Note 13)	30,666,668	675	22,325					23,000
Transaction costs			(2,170)					(2,170)
Change in nominal value		(2,283)	2,283					—
Incorporation of losses			(327,463)		327,463			—
Warrants issued to Nokomis in August 2022				195				195
Share-based payments				5,477				5,477
At December 31, 2022	193,426,478	$2,306	$2,418	$62,870	$(65,099)	$(700)	$309	$2,104
Loss for the year					(40,990)			(40,990)
Re-measurement gains (losses) on defined benefit plans							(46)	(46)
Foreign currency translation						97		97
Net loss on cash flow hedge							(76)	(76)
Total comprehensive income (loss)					(40,990)	97	(122)	(41,015)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	5,520,010	60	(60)					—
Issue of shares in connection with a private placement on April 2023 (Note 13)	38,834,952	423	19,577					20,000
Issue of shares in connection with a private placement on September 2023 (Note 13)	8,480,564	89	5,911					6,000
Transaction costs			(551)					(551)
Incorporation of losses			(12,727)		12,727			—
Bridge loans from related party				205				205
Warrants issued to Nokomis in August 2023				82				82

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

Share-based payments				7,104				7,104
At December 31, 2023	246,262,004	$2,878	$14,568	$70,261	$(93,362)	$(603)	$187	$(6,071)
Profit for the year					57,567			57,567
Re-measurement gains (losses) on defined benefit plans							(39)	(39)
Foreign currency translation						(158)		(158)
Net loss on cash flow hedge							(183)	(183)
Total comprehensive income (loss)					57,567	(158)	(222)	57,187
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	5,146,918	56	(56)					—
Bridge loans from related party				153				153
Share-based payments				4,090				4,090
At December 31, 2024	251,408,922	$2,934	$14,512	$74,504	$(35,795)	$(761)	$(35)	$55,359

•See Note 2: Basis of Presentation.
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2022	2023	2024
		(in thousands)
Operating activities:
Profit (loss) before income taxes		$(6,260)	$(38,316)	$61,104
Non-cash adjustment to reconcile profit (loss) before tax to net cash used in operating activities:
Amortization and impairment of property, plant and equipment	8	3,979	4,594	3,353
Amortization and impairment of intangible assets	9	8,036	7,348	60,690
Share-based payment expense	5.3	5,477	7,104	4,090
Increase (Decrease) in provisions		207	(97)	191
Interest expense, net		10,857	11,233	22,878
Change in the fair value of convertible debt embedded derivative	15.1	(6,878)	(3,200)	(3)
Debt amendments	15.1	(476)	(247)	(13,952)
Foreign exchange loss (gain)		(394)	741	(29)
Loss (gain) on disposal of assets		24	—	(157,095)
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivables		6,660	(41)	3,637
Decrease (Increase) in inventories		(2,954)	3,052	3,141
Increase in research tax credit receivable		(1,556)	(3,204)	(2,081)
Increase (Decrease) in trade payables and other liabilities		(6,970)	7,252	(13,076)
Increase (Decrease) in contract liabilities		(6,171)	(199)	5,978
Increase (Decrease) in government grant advances		(2,456)	(1,080)	2,416
Income tax paid		(2,964)	(2,201)	(753)
Net cash flow used in operating activities		$(1,839)	$(7,261)	$(19,511)
Investing activities:
Purchase of intangible assets and property, plant and equipment	8-9	$(7,169)	$(5,457)	$(3,316)
Capitalized development expenditures		(15,494)	(24,115)	(16,428)
Sale (Purchase) of financial assets		1,548	(41)	(30)
Decrease (Increase) of short-term deposit		(5,000)	5,000	(53,000)
Interest received		68	176	850
Proceeds from sale of 4G intangible and tangible assets	3	—	—	165,611
Net cash flow from (used in) investments activities		$(26,047)	$(24,437)	$93,687
Financing activities:
Public and private equity offering proceeds, net of transaction costs paid		$30,111	$25,450	$—
Proceeds from interest-bearing receivables financing, net	15.3	3,046	1,483	3,329
Proceeds from interest-bearing research project financing	17.2	—	545	934
Proceeds from related party loans	15.2	—	9,000	14,000
Repayment of loans	15.2	—	—	(23,000)
Repayment of government loans	17.3	(958)	(1,126)	(1,705)
Repayment of convertible debt	15.1	—	—	(54,935)
Repayment of interest-bearing research project financing	17.2	(812)	(939)	(1,316)
Payment of lease liabilities		(1,205)	(1,321)	(1,508)
Interest paid		(1,467)	(1,356)	(6,587)
Net cash flows from (used in) financing activities		$28,715	$31,736	$(70,788)
Net increase in cash and cash equivalents		829	38	3,388
Net foreign exchange difference		7	(4)	—
Cash and cash equivalents at January 1		4,835	5,671	5,705
Cash and cash equivalents at period end	12	$5,671	$5,705	$9,093

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
1. Corporate information
Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the Republic of France, with its principal place of business at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France. Sequans, together with its subsidiaries (the “Company”), is a fabless designer, developer and provider of cellular semiconductor chips and modules for massive and broadband Internet of Things (IoT) markets. The Company’s semiconductor solutions incorporate baseband processor and radio frequency transceiver integrated circuits along with its proprietary signal processing techniques, algorithms and software stacks. For 5G/4G massive IoT applications, the Company provides a comprehensive product portfolio based on its Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, and , in the future, its 5G RedCap and eRedCap platforms, featuring low power consumption, a large set of integrated functionalities, and a global deployment capability.
2. Summary of significant accounting and reporting policies
2.1. Basis of preparation
The Consolidated Financial Statements are presented in U.S. dollars.
The Consolidated Financial Statements for the year ended December 31, 2024 have been prepared on a going concern assumption. During 2022, 2023 and 2024, we financed our operations primarily through proceeds from the issue of shares through public offerings and private placements (2022, $30.1 million and 2023, $25.5 million) and bridge loans ($9.0 million in 2023 and $14.0 million in 2024), and in 2024 from results of operations. We experienced net losses of $9.0 million and $41.0 million in 2022 and 2023, respectively, and net profit of $57.6 million in 2024. At December 31, 2024, our accumulated deficit was $35.8 million and we had positive working capital of $50.8 million, including $62.1 million of cash and short-term deposits. We expect to reduce our expenses in 2025 while continuing the development of our 4G and 5G products and expanding our business, including research and development as well as sales and administrative expenses.
The Company’s internal cash forecast which is built from sales forecasts by products and by customer, assumes a declining operating cost structure, release of the $10 million escrow account related to the Qualcomm transaction, and ongoing and new government funding of research programs. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. In addition, the Company's forecasts of cash proceeds from revenues could be adversely impacted if customers delay or reduce purchases.
Nevertheless, given the Company's cash position and balance sheet as of December 31, 2024, and based on the reductions already made on operating expenses, the Company believes that it will have sufficient resources to meet its cash flow needs for the coming twelve months.

Statement of compliance
The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ended December 31, 2024. Comparative figures are presented for December 31, 2022 and 2023.
The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.
The Consolidated Financial Statements of the Company as of and for the years ended December 31, 2022, 2023 and 2024 have been authorized for issue in accordance with a resolution of the board of directors on April 16, 2025.

Basis of consolidation
The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries as of and for the years ended December 31, 2024, 2023 and 2022:

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

2.2. Changes in accounting policy and disclosures
New and amended standards and interpretations
The accounting policies used in 2024 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2024:
•Amendments to IFRS 16: Lease Liability in a Sale and Leaseback. In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed. Adoption of these amendments had no material impact on the Consolidated Financial Statements.
•Amendments to IAS 1: Classification of Liabilities as Current or Non-current. In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:
–What is meant by a right to defer settlement
–That a right to defer must exist at the end of the reporting period
–That classification is unaffected by the likelihood that an entity will exercise its deferral right
–That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification
In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. Adoption of these amendments did not require renegotiation of existing loan agreements.
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
•Effects of Changes in Foreign Exchange Rates – Amendments to IAS 21. In August 2023, the IASB issued amendments to IAS 21 to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information. The amendments are not expected to have a material impact on the Company’s financial statements.
•IFRS 18 Presentation and Disclosure in Financial Statements. In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

Russian invasion in Ukraine
While the Company's key engineering competencies are performed in-house, primarily in France, the United Kingdom, Israel and the United States, the Company outsources some application software development and testing activities to an independent third-party provider of engineering services. The Company works with a dedicated team of 22 software engineers based in Kyiv, Ukraine. If the Russian invasion of Ukraine is protracted or if Ukraine experiences further political instability, these engineers may be unable to work for a sustained period of time, which could adversely impact the research and development operations. The Company has developed a contingency plan if the engineers in Kyiv are unable to continue working on their projects for us for a sustained period of time, but if the contingency plan is not effective or sanctions are imposed that prevent the Company from conducting business in Ukraine, the Company could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on its revenues. During 2022, 2023 and 2024, the Ukraine team was able to work effectively and the Company did not identify any direct impact from the situation on its business. As of December 31, 2024, the Company has not identified any impact on its assets and liabilities.

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
The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD) and the New Israeli shekel (NIS):

	USD/EUR	USD/GBP	USD/SGD	USD/NIS
December 31, 2022
Average rate	1.0539	1.2372	0.7255	0.2980
Closing rate	1.0666	1.2026	0.7459	0.2840
December 31, 2023
Average rate	1.0816	1.2435	0.7447	0.2716
Closing rate	1.1050	1.2714	0.7573	0.2763
December 31, 2024
Average rate	1.0821	1.2794	0.7485	0.2703
Closing rate	1.0389	1.2529	0.7335	0.2742
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
The costs associated with these arrangements are recognized as incurred. Revenue from development contracts where no related direct costs were identified amounted to $214,000 in the year ended December 31, 2023 ($236,000 in 2022). There was no revenue from development contracts for the year ended December 31, 2024.
Contract assets

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
As of December 31, 2024, there was no transaction price allocated to the unsatisfied or partially unsatisfied performance obligations to be recognized in 2025.
As of December 31, 2023, the transaction price allocated to the unsatisfied or partially unsatisfied performance obligations was $88,000 and was recognized in 2024.

As of December 31, 2022, the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) was $1,643,000 for which $893,000 was recognized in 2023 and $750,000 was cancelled following the termination of one contract, excluding the amounts related to the development service contract entered into in October 2019, described under Note 20.

Contract liabilities
Contract liabilities represent amounts invoiced and/or cash received in advance related to services being performed. Contract liabilities include both upfront payments from license and development service agreements in excess of revenues recognized, as well as deferred revenue from advance payments for goods or maintenance services.
Revenue recognized in the current period from amounts included in deferred revenue at the beginning of the year was $300,000, $190,000 and $271,000 for 2024, 2023 and 2022, respectively (See Note 20 Other non-current liabilities and Note 19 trade payables and other current liabilities).
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
Beginning in 2015, certain development costs incurred at the end of the product development cycle when the criteria for capitalization are met, became material as the Company began making its product available on more operator networks which require significant testing and qualification work in order to finalize the product for sale on that network. Prior to 2022, the Company has capitalized development costs for LTE NB-IoT (the Monarch 2) chipsets. In 2022, 2023 and 2024, the Company capitalized costs for the development for LTE Category 1 and the development of the 5G broadband platform. The intangible assets are tested for impairment annually. (See Notes 5.4 and 9 to the Consolidated Financial Statements). Amortization of these intangible assets is recorded in research and development expense.

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
The Company also benefits from research incentives in the form of tax credits which are detailed in Note 5.4 to the Consolidated Financial Statements. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development costs, whether capitalized or expensed.
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
•foreign exchange gains and losses;
•change in fair value of financial assets and liabilities; and
•impact of debt amendments.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
Cash and cash equivalents
Cash and cash equivalents in the Consolidated Statements of Financial Position includes cash at banks, and money market funds, which correspond to highly liquid investments readily convertible to known amounts of cash and subject to an insignificant risk of change in value.
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
Impairment tests are performed at the end of each reporting period when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any indication exists, the Company estimates the asset’s recoverable amount, which is the higher of the fair value less cost to sell and the value in use. Where the carrying amount exceeds that recoverable amount, the asset is considered impaired and it is written down to its recoverable amount.
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
Impairment tests are performed at the end of each reporting period when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any indication exists, the Company estimates the asset’s recoverable amount, which is the higher of the fair value less cost to sell and the value in use. Where the carrying amount exceeds that recoverable amount, the asset is considered impaired and it is written down to its recoverable amount.

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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
instruments, are recorded at fair value through the Consolidated Statement of Operations.
As described in Note 15.1 to the Consolidated Financial Statements, the Company issued debt with an option to convert into shares of the Company in August 2019. The convertible note were amended several times to extend term of the notes and reduce conversion rates.
Effective March 20, 2020, the convertible note was amended to grant the Company two options to extend the term of the note. Each option gave the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the PIK would be adjusted to 9.5%, and the holder granted warrants for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK would be adjusted to 13.5%, and the holder granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. In consideration for entering into the amendments, the warrants that Nokomis owned previously and that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendment; these warrants expired in April 2024.
From an accounting perspective, the amendment of the convertible note resulted in the extinguishment of the existing note and issuance of a new note, accounted for as compound financial instruments with two components:
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
The embedded derivatives of the note was valued using the Geometric Brownian Motion framework relying on Monte-Carlo simulations. On March 20, 2020, the initial fair value of the embedded derivative of the note was recorded in Other Capital reserves in shareholders' equity. The change in fair value is remeasured and recorded in the Consolidated Statement of Operations as financial income or loss at each statement of financial position date.
On April 9, 2021, the Company issued a note with options to convert into shares of the Company. The Company retained an option to call the convertible debt under certain circumstances after 12 months, either in full or in part. If a change of control occurred at any time prior to the payment of the note in full, the noteholder would have the right, in its sole discretion, to require Sequans to convert or redeem all of the outstanding principal amount (including accrued interest and unpaid interest).
As described in Note 15.1, the note was accounted for as compound financial instruments with two components:
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
In early April 2024, both note holders agreed to stay repayment of the notes until April 26, 2024. In late April, the Company extended the standstill agreements until September 30, 2024. This resulted in the extinguishment of the existing note and

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
issuance of a new note for accounting purposes. Therefore, the fair value of the debt just prior to amendment was estimated in order to record a gain on extinguishment in the Consolidated Statement of Operations in “Debt amendments". The amended debt was accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and
•An embedded derivative, which reflects the value of the conversion option.
Short-term debt secured by accounts receivables
As described in Note 15.3 to the Consolidated Financial Statements, the Company has a factoring agreement with a French financial institution. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. Because there is recourse to the Company for amounts that are overdue, the Company retains all receivables on its Consolidated Statement of Financial Position until they are paid and any amounts drawn on the line of credit are reflected in short-term debt. The Company pays a commission on the face value of the accounts receivable submitted, which is recorded in General and Administration expense, and pays interest on any draw-down of the resulting line of credit. In November 2024, the Company notified the financial institution of its intention to terminate the factoring agreement at its next maturity date, which occurred on March 2, 2025.
In March 2022, the Company entered into an agreement to finance the 2022 research tax credit as it was earned over the year. The Company transferred to the finance company research tax credit receivable on a quarterly basis. Because there is recourse to the Company for amount not paid by the French tax administration, the Company retains all receivables on its Consolidated Statement of Financial Position until the French tax administration reimburses the finance company. Amounts drawn on the line of credit are reflected in short-term debt and commissions in the Consolidated Statement of Operations as financial expense. In March 2023, the Company entered into another agreement to finance the 2023 research tax credit, and in February 2024, the Company agreed to finance the 2024 research tax credit. In January 2025, the company decided to terminate the agreement.
Lease contracts
Except for leases related to low-value assets and short-term lease, lease contracts, as defined under IFRS 16 "Leases", are recorded in the Statement of Consolidated Financial Position, through the recognition of:
•an asset representing a right-of-use of the asset leased during the lease term of the contract; and
•a liability related to the payment obligation.
At the commencement date of the lease, the Company recognizes a lease liability measured at the present value of the remaining lease payments to be made over the lease term, discounted using the Company’s incremental borrowing rate. After the commencement date, the liability increases to reflect the accretion of interest and reduced for the lease and decreases with the lease payments made.
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
Commitments

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Commitments comprise primarily purchase commitments with third-party manufacturers for future deliveries of equipment and components, which are described in Note 22 to the Consolidated Financial Statements.

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
Share-based compensation
As disclosed in Note 14 to the Consolidated Financial Statements, the Company has various share-based compensation plans for employees and non-employees that may be affected, as to the expense recorded in the Consolidated Statements of Operations, by changes in valuation assumptions. Fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions, including, among others expected volatility, the expected option term, the risk-free interest rate and the expected dividend payout rate. The fair value of the Company’s shares underlying stock option grants equals the closing price on the New York Stock Exchange on the date of grant.

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
Leases
The application of IFRS 16 Leases requires the Company to make assumptions and estimates in order to determine the value of the right-of-use assets and lease liabilities, which mainly relates to the determination of the Company’s incremental borrowing rate.

3. 4G technology sale to Qualcomm and related agreements

On August 22, 2024, the Company and Qualcomm Technologies, Inc ("Qualcomm") signed an Asset Purchase Agreement (APA). The agreement had several closing conditions which were met by the end of September, resulting in a closing date of September 30, 2024. At closing, a number of other agreements, which had already been negotiated and included in the appendix of the APA, were also signed.
The overall deal resulted in Qualcomm acquiring the intellectual property ("IP") for the Company's two main 4G products (Monarch2 and Calliope2) and certain physical assets, as well as receiving a license to the entire patent portfolio of the Company and a license to the Company's partially developed 5G broadband platform, in consideration for payment of $200 million in cash, assumption of up to $700,000 in employee accrued vacation liabilities by Qualcomm and the license back to the Company of the acquired Monarch2 and Calliope2 4G IP.
The license back of the Monarch2 and Calliope2 IP means that the Company will continue to have the right to manufacture and sell the products to serve its customers as usual. Therefore there was no sale or discontinuation of the Company's 4G business.
With respect to the $200 million cash consideration:
•$15 million was paid in June 2024 in the form of a license payment for Monarch2 manufacturing rights which was terminated upon deal closing, although certain clauses related to product liability and indemnity survive the termination.
•$3 million in bridge loan provided in September plus accrued interest ($12,000) was deducted from proceeds.
•$10 million was paid directly into an escrow account, the release of which will take place after the 12-month warranty period to the extent that there are no indemnification liabilities to be deducted. The escrow amount remains the property of purchaser until the escrow termination date. Escrow fees are shared by the two companies: Sequans’ half to set up the escrow was deducted from the proceeds.

As a result of the above, $172 million was received in cash on September 30, 2024. The proceeds from this sale were used to repay the Company's matured debts (convertible debts - see Note 15.1, unsecured related party loans - see Note 15.2 and related accrued interest) and cleared all overdue payables to suppliers.
The transaction resulted in a net gain of $153.1 million on the sale of the 4G assets, which is included in operating income for the year ended December 31, 2024. The assets sold had a net book value of $18.4 million at the time of the sale. In addition, the Company recognized license revenue from deliveries under the licenses of the 5G broadband platform and the Monarch2 manufacturing rights, and the licensing of the patent portfolio.
The accounting for this transaction required significant judgement in estimating the fair values of the various intangible assets sold or licensed to Qualcomm. The estimations of the fair value of the 5G broadband platform license to Qualcomm were made taking into consideration similar transactions made by the Company with other customers in recent years. The fair value of the license of the acquired IP back to the Company was estimated taking into consideration estimated future cash flows from the sale of Monarch2 and Calliope2. The remaining portion of the transaction value was then allocated to the sale of the 4G IP for Monarch2 and Calliope2.

Under French tax regulations, the Company may opt to apply a special lower-tax regime to sales or licenses of qualifying intellectual property, commonly referred to as "IP Box". Taxable income from such qualifying transaction is taxed at a rate of 10% rather than 25% in France. The Company has opted to apply the IP Box regime to the taxable income arising from the sale of the Monarch2 intellectual property (see Note 6 to the Consolidated Financial Statements).

4. Segment information and Disaggregated Revenue Disclosures
The Company has one operating segment, which is the design and marketing of semiconductor components for cellular wireless systems. All information required to be disclosed under IFRS 8 Operating Segments is shown in the Consolidated Financial Statements and these associated Notes.
Sales to external customers disclosed below are based on the geographical location of the customers to which the Company invoices. The following table sets forth the Company’s total revenue by region for the periods indicated.

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Asia :
China (including Hong-Kong)	$24,018	$21,702	$11,430
Taiwan	1,066	29	468
Rest of Asia	2,210	92	743
Total Asia	27,294	21,823	12,641
Germany	15,525	1,001	801
United States of America	16,749	8,666	20,368
Rest of world	983	2,126	3,021
Total revenue	$60,551	$33,616	$36,831
Of our total revenue, 96.2% is attributable to international sales for the year ended December 31, 2024 (96.2% for 2023 and 99.8% for 2022).
The Company categorizes its total revenue based on technology.

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Broadband IoT	$36,181	$21,842	$17,655
Massive IoT	24,370	11,774	19,176
Total revenue	$60,551	$33,616	$36,831
Additionally, the Company categorize its total revenue based on product, license and services revenue.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Product	$22,974	$8,060	$12,007
License	31,005	22,997	22,513
Development and other services	6,572	2,559	2,311
Total revenue	$60,551	$33,616	$36,831
License revenue includes, in particular in 2024 partial deliveries of Intellectual Property under a 5G broadband license and under a Monarch2 manufacturing license to Qualcomm, and in all three years license fees from agreements signed with strategic partners (See Note 20 to these Consolidated Financial Statements).
Development and other services include revenues recognized under contracts for various software customization and other engineering services.
The substantial majority of the Company’s current and non-current assets are held by the parent company, Sequans Communications S.A. and located in France. See Note 21.3 to these Consolidated Financial Statements for information about major customers.

5. Other income and expenses
5.1. Financial income and expenses
Financial income:

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$68	$177	$850
Debt amendments (Note 15.1, Note 15.2, Note 17.3)	476	247	13,952
Change in fair value of convertible debt derivative (Note 15.1)	6,878	3,200	3
Foreign exchange gain	7,076	1,166	3,037
Total financial income	$14,498	$4,790	$17,842
Financial expenses:

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Interest on loans	$8,146	$9,584	$22,465
Interest on lease contracts (see Note 16)	571	479	321
Interest on financing component of long term development services agreement (see Notes 19 and 20)	966	115	69
Interest on supplier payable with extended payment terms	222	286	142
Other bank fees and financial charges	1,020	946	731
Foreign exchange loss	5,994	1,858	2,543
Total financial expenses	$16,919	$13,268	$26,271
For the year ended December 31, 2024, interest on loans included $22,409,000 related to convertible debt instruments issued in 2021 and 2019, the French government debt financing received in 2020 and bridge loans (compared with $9,566,000 and $8,094,000 for the years ended December 31, 2023 and 2022, respectively which also included government loans granted in 2015, convertible debt instruments issued in 2018, 2016 and 2015 and bridge loans received in late 2023) (See Note 15.1 to the Consolidated Financial Statements).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
The net foreign exchange gain of $494,000 for the year ended December 31, 2024 (2023: net foreign exchange loss of $692,000; 2022: net foreign exchange gain $1,082,000) arises primarily from euro-based monetary liabilities.
For the year ended December 31, 2024, a gain of $3,000 (2023 : gain of $3,200,000; 2022: gain of $6,878,000) was recognized, related to the change in fair value of the convertible debt embedded derivative (See Note 15.1 to the Consolidated Financial Statements).
For the year ended December 31, 2024, income of $13,952,000 (2023: gain of $247,000; 2022: gain of $476,000) was recognized related to the impact of the convertible debt amendment and loans (see Note 15.1 to the Consolidated Financial Statements).

5.2. Cost of revenue and operating expenses
The tables below present the cost of revenue and operating expenses by nature of expense:

		Year ended December 31,
	Note	2022	2023	2024
		(in thousands)
Included in cost of revenue:
Cost of components		$13,102	$5,071	$5,846
Depreciation and impairment	8	428	395	289
Amortization of intangible assets	9	148	118	164
Wages and benefits		2,497	2,059	1,341
Share-based payment expense	14	160	131	84
Assembly services, royalties and other		1,336	1,702	1,368
		$17,671	$9,476	$9,092

		Year ended December 31,
	Note	2022	2023	2024
		(in thousands)
Included in operating expenses (income) (between gross profit and operating result):
Gain on sale of 4G intangible and tangible assets, net	3	—	—	$(153,129)
Depreciation and impairment	8	$3,551	$4,082	2,814
Amortization of intangible assets	9	7,888	7,346	4,145
Impairment of 5G broadband platform intangible and tangible assets		—	—	56,633
Wages and benefits		33,195	36,014	39,637
Share-based payment expense	14	5,317	6,973	4,006
Foreign exchange (gains) losses related to hedges of euro		207	(180)	(47)
Other, net		(3,439)	(257)	4,147
		$46,719	$53,978	$(41,794)

5.3. Employee benefits expense

		Year ended December 31,
	Note	2022	2023	2024
		(in thousands)
Wages and salaries		$27,115	$28,863	$31,458
Social security costs and other payroll taxes		8,408	9,087	9,270
Other benefits		159	159	171
Pension costs		10	(36)	79
Share-based payment expenses	14	5,477	7,104	4,090
Total employee benefits expense		$41,169	$45,177	$45,068
The amount recognized as an expense for mandatory social tax contributions amounts to $1,483,000 for the year ended December 31, 2024 ($1,398,000 and $1,465,000 for the years ended December 31, 2022 and 2023, respectively).

5.4. Research and development expense and tax credit receivable
The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria, which was the case for each of the years ended December 31, 2024, 2023 and 2022). Total research tax credit receivable as of December 31, 2024 is $3,441,000, ($2,986,000 relating to tax credits receivables for 2024, $117,000 for 2023, $105,000 for 2022, $129,000 for 2021 and $104,000 for 2020). Part of the amount was financed in 2024 and reimbursed in February 2025 as the company decided to terminate the financing agreement (see Note 15.3 to the Consolidated Financial Statements).
The Company also has small research tax credits available in the United Kingdom.
In the years ended December 31, 2022, 2023 and 2024, the Company capitalized costs related to the development of LTE Category 1 chipset and of the 5G broadband platform.
The impact of the reduction of research and development expense due to government grants, research tax credit and development costs capitalized was as follows:

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Research and development costs	$47,353	$53,018	$47,566
Research tax credit	(4,622)	(5,374)	(3,821)
Government and other grants	(4,888)	(1,834)	(1,939)
Development costs capitalized (*)	(13,808)	(22,328)	(15,485)
Amortization of capitalized development costs	2,575	2,642	2,206
Total research and development expense	$26,610	$26,124	$28,527
(*) Reflecting reduction for research tax credits of $1,371,000, $2,145,000 and $1,924,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

6. Income tax
The major components of income tax expense are:

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Consolidated Statement of Operations
Current income tax expense (benefit)	$2,609	$2,683	$3,626
Deferred income tax expense (benefit)	139	(9)	(89)
Income tax expense (benefit)	$2,748	$2,674	$3,537
In the years ended December 31, 2024, 2023 and 2022, withholding taxes were retained from a license fee invoiced in China. This withholding was only recoverable the year of the invoicing. As the parent company was in a tax loss position in 2023 and 2022, the amounts of $1,875,000 in 2023 and $2,250,000 in 2022 were not recoverable and were recorded in Income tax expense. In 2024, the Company is in tax income position, so the amount of $10,000 withheld in 2024 is recoverable and was deducted from the income tax expense.
Under French tax regulations, the Company may opt to apply a special lower-tax regime to sales or licenses of qualifying intellectual property, commonly referred to as "IP Box". Taxable income from such qualifying transaction is taxed at a rate of 10%. The Company has opted to apply the IP Box regime to the taxable income arising from the sale of the Monarch 2 qualifying intellectual property, which is the trademarkable software element. The allocation of the gain on the sale of 4G assets was allocated between the assets sold and between the eligible versus ineligible intellectual property based on an analysis of the respective development costs. The gain associated with the sale of Monarch2 eligible software was reduced by the value of related capital development costs that were on the balance sheet at the transaction date, as well as related research and development costs expensed in 2024 through the transaction date. Our use of the IP Box regime for this transaction is being submitted for review by the French tax administration. A ruling is expected to be received before the end of 2025. At December 31, 2024, the amount of current tax liabilities was $2,827,000. In the event of an unfavorable ruling, all our French taxable income would be taxed at 25%, resulting in an increase of taxes due of $4,280,000.
A reconciliation of income taxes computed at the French statutory rate 25.00% for the years ended December 31, 2024, 2023 and 2022 to the income tax expense (benefit) is as follows:

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Profit (loss) before income taxes	$(6,260)	$(38,316)	$61,104
At France’s statutory income tax rate of 25% in 2022, 2023 and in 2024	(1,565)	(9,579)	15,276
Impact of French income taxed under IP Box regime at 10%	—	—	(8,793)
Non-deductible share-based payment expense	1,369	1,776	1,023
Tax credits	(1,156)	(1,344)	(955)
Permanent differences and other	(503)	212	(29)
Withholding tax	2,250	2,055	—
Use of tax loss carryforwards	—	—	(2,985)
Unrecognized benefit of tax losses carryforward	2,353	9,554	—
Income tax expense (income)	$2,748	$2,674	$3,537

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Consolidated Statement of Financial Position			Equity			Consolidated Statement of Operations
	December 31,			December 31,			Year ended December 31,
	2022	2023	2024	2022	2023	2024	2022	2023	2024
	(in thousands)			(in thousands)			(in thousands)
Government loan	7	(127)	(117)	—	—	—	142	(135)	11
Intangible assets	(133)	(120)	(4)	—	—	—	(105)	13	116
Lease contracts	—	—	(105)	—	—	—	—	—	(105)
Cash flow hedge	(3)	2	1	—	—	—	(1)	5	(1)
Remeasurement of non-monetary accounts	(487)	(3)	103	—	—	—	(316)	485	106
Other provisions and accruals	(495)	(962)	(928)	—	—	—	(4)	(468)	33
From subsidiaries	258	264	173	—	—	—	139	(9)	(89)
Deferred tax asset not recognized on losses (Loss available for offsetting against future taxable income)	1,111	1,210	1,050	—	—	—	284	100	(160)
Total	$258	$264	$173	—	$—	$—	$139	$(9)	$(89)
The changes in deferred tax assets and liabilities were as follows:

	2022	2023	2024
	(in thousands)
At January 1st	$138	$258	$264
Tax expense (income) during the year recognized in Profit or Loss	139	(9)	(89)
Tax expense (income) during the year recognized in equity	—	—	—
Effect of foreign exchange	(19)	15	(2)
At December 31st	$258	$264	$173
In the year ended December 31, 2024, the Company used28,658,000 of accumulated tax losses to offset the year's taxable income. As of December 31, 2024, the Company had accumulated tax losses which arose in France of $349,417,000, after partial use in 2024, that are available for offset against future taxable profits of Sequans Communications S.A within a limit of one million euro per year, plus 50% of the profit exceeding this limit. Remaining unapplied losses would continue to be carried forward indefinitely.
Deferred tax assets were recognized in 2022, 2023 and 2024 only to the extent that deferred tax liabilities existed relating to the same taxable entity, which are expected to reverse in the same period as the asset or into which a tax loss may be carried forward.

7. Earnings (loss) per share
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
On October 9, 2024, the Company modified the ratio of shares per ADS from four share per ADS to ten shares per ADS. Basic and diluted earnings (loss) per ADS presented below were retrospectively adjusted to give effect to the ADS ratio change of October 9, 2024 following which each ADS represents 10 ordinary shares.

The following reflects the income and share data used in the basic and diluted earnings (loss) per ordinary share and ADS computations:

	Year ended December 31,
	2022	2023	2024
	(in thousands, except share and per share data)
Profit (Loss)	$(9,008)	$(40,990)	$57,567
Weighted average number of shares outstanding for basic EPS	184,587,104	225,183,996	248,290,190
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	—	10,004,114
Net effect of vesting of restricted stock	—	—	25,726.711
Net effect of conversion of convertible notes	—	—	—
Weighted average number of shares outstanding for diluted EPS	184,587,104	225,183,996	284,021,015
Basic earnings (loss) per share	$(0.05)	$(0.18)	$0.23
Diluted earnings (loss) per share	$(0.05)	$(0.18)	$0.20
ADS outstanding for basic earnings (loss) per ADS	18,458,710	22,518,400	24,829,019
ADS outstanding for diluted earnings (loss) per ADS	18,458,710	22,518,400	28,402,102
Basic earnings (loss) per ADS	$(0.49)	$(1.82)	$2.32
Diluted earnings (loss) per ADS	$(0.49)	$(1.82)	$2.03

8. Property, plant and equipment
Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Right of use	Total
	(in thousands)
Cost:
At January 1, 2022	$1,437	$28,842	$4,342	6,694	$41,315
Additions	15	3,891	222	458	4,586
Disposals	—	(175)	(54)	(73)	(302)
Exchange difference	(35)	(178)	(123)	—	(336)
At December 31, 2022	1,417	32,380	4,387	7,079	45,263
Additions	75	1,812	220	767	2,874
Disposals	—	(2)	(3)	(414)	(419)
Exchange difference	10	107	16	—	133
At December 31, 2023	1,502	34,297	4,620	7,432	47,851
Additions	—	772	70	462	1,304
Disposals	(77)	(727)	(275)	(705)	(1,784)
Exchange difference	(4)	(22)	(19)	—	(45)
At December 31, 2024	$1,421	$34,320	$4,396	$7,189	$47,326
Depreciation and impairment:
At January 1, 2022	1,286	24,805	3,894	3,320	33,305
Depreciation charge for the year	67	2,441	241	1,230	3,979
Disposals	—	(153)	(52)	(73)	(278)
Exchange difference	(20)	(122)	(90)	—	(232)
At December 31, 2022	1,333	26,971	3,993	4,477	36,774
Depreciation charge for the year	41	2,421	198	1,223	3,883
Impairment	—	711	—	—	711
Disposals	—	(2)	—	(414)	(416)
Exchange difference	7	69	8	—	84
At December 31, 2023	1,381	30,170	4,199	5,286	41,036
Depreciation charge for the year	21	1,656	225	1,201	3,103
Impairment	—	251	—	—	251
Disposals	(23)	(606)	(224)	(483)	(1,336)
Exchange difference	(4)	(15)	(17)	—	(36)
At December 31, 2024	$1,375	$31,456	$4,183	6,004	$43,018
Net book value:
At January 1, 2022	$151	$4,037	$448	3,374	$8,010
At December 31, 2022	84	5,409	394	2,602	8,489
At December 31, 2023	121	4,127	421	2,146	6,815
At December 31, 2024	$46	$2,864	$213	1,185	$4,308
Right-of-use assets as of December 31, 2024 relate to real-estate leases ($6,969,000, gross, $7,212,000, gross as of December 31, 2023 and $6,859,000, gross as of December 31, 2022) as well as IT and office equipment leases ($220,000, gross, $220,000, gross as of December 31, 2023 and 2022).
In the year ended December 31, 2024, the Company recognized an impairment loss of $251,000 related to the decision to discontinue the development of the 5G broadband platform. In the year ended December 31, 2023, the Company recognized an impairment loss of $707,000 related to a production equipment with a carrying amount is not recoverable.

Following the sale and license back of the Monarch 2 and Calliope 2 intellectual property as described in Note 3, the Company reassessed the remaining useful lives of equipment related to these two products, extending the useful lives until the end of 2029 to be consistent with the estimated useful life of the license back.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
9. Intangible assets
Intangible assets include:

	Capitalized development costs	Licenses	Total
	(in thousands)
Cost:
At January 1, 2022	$35,095	$31,008	$66,103
Additions	13,808	5,101	18,909
Disposals	—	(2,441)	(2,441)
Exchange difference	—	(234)	(234)
At December 31, 2022	48,903	33,434	82,337
Additions	22,327	633	22,960
Disposals	—	(2,121)	(2,121)
Exchange difference	—	(7)	(7)
At December 31, 2023	71,230	31,939	103,169
Additions	15,484	4,702	20,186
Disposals	(25,851)	(4,493)	(30,344)
Exchange difference	—	(22)	(22)
At December 31, 2024	$60,863	$32,126	$92,989
Depreciation and impairment:
At January 1, 2022	$5,710	$22,409	$28,119
Amortization	2,575	5,458	8,033
Impairment	—	3	3
Disposals	—	(2,441)	(2,441)
Exchange difference	—	(82)	(82)
At December 31, 2022	8,285	25,347	33,632
Amortization	2,640	4,708	7,348
Disposals	—	(2,121)	(2,121)
Exchange difference	—	10	10
At December 31, 2023	10,925	27,944	38,869
Amortization	2,206	2,103	4,309
Impairment	55,156	1,225	56,381
Disposals	(7,705)	(4,493)	(12,198)
Exchange difference	—	(13)	(13)
At December 31, 2024	$60,582	$26,766	$87,348
Net book value:
At January 1, 2022	$29,385	$8,599	$37,984
At December 31, 2022	40,618	8,087	48,705
At December 31, 2023	60,305	3,995	64,300
At December 31, 2024	$281	$5,360	$5,641
Capitalized development costs included $11.3 million related to the 5G broadband platform capitalized in the year ended December 31, 2024 ($18.4 million in 2023 and $25.5 million in 2022).
In the year ended December 31, 2024, the Company decided to discontinue the development of the 5G broadband platform due to the estimated expense to complete the development. The Company judged that reactivation of the development was highly

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
unlikely and therefore recovery of the amounts capitalized on the balance sheet was deemed unrecoverable. Consequently, the Company recognized impairment losses of $55.2 million for the total amount of development costs capitalized and $1.2 million for capitalized third-party licenses.
In August 2024, the Company sold to Qualcomm its IP for two main 4G IoT technologies (Monarch2 and Calliope2). The disposal of development costs capitalized of $18.1 million was included in the net gain on sale of 4G IP in the Consolidated Statement of Operations (See Note 3 to the Consolidated Financial Statements).
In addition, the transaction provided for a license back of the Monarch 2 and Calliope 2 intellectual property as described in Note 3. The fair value of the license back has been estimated to be $3 millions and it's included in 2024 additions. The Company reassessed the remaining useful lives of licenses related to these two products, extending the useful lives until the end of 2029 to be consistent with the estimated useful life of the license back.

10. Inventories

	At December 31,
	2022	2023	2024
	(in thousands)
Components	$6,641	$4,706	$2,445
Finished goods	4,599	4,559	3,679
Total inventories at cost	$11,240	$9,265	$6,124
Provision for slow-moving or damaged components	$606	$1,065	$1,468
Provision for slow-moving or damaged finished goods	1,247	1,865	1,782
Total provision for slow-moving or damaged inventory	$1,853	$2,930	$3,250
Components, net	$6,035	$3,641	$977
Finished goods, at the lower of cost and net realizable value	3,352	2,694	1,897
Total net inventories	$9,387	$6,335	$2,874
The provisions for slow-moving or damaged inventory are related to units either damaged or in excess of the units needed to serve the expected demand for identified customers and projects. In the year ended December 31, 2022, the Company recorded expense related to certain components whose lead-times increased during the COVID-19 and other supply chain constraints, that ultimately were not used in production and expired. This represented $340,000 of the 2022 provision. In the year ended December 31, 2023, the Company recorded an additional expense of $126,000 and some components were physically scrapped resulting in a provision reversal of $104,000. In the year ended December 31, 2024, some components were sold resulting in a provision reversal of $8,000. At December 31, 2024, the provision related to those components represented $354,000. The remaining amount of $2,896,000 in depreciation is related to finished goods and components in excess of the units needed to serve the expected demand for identified customers and projects.

11. Trade receivables and contract assets
Trade receivables and contract assets are non-interest bearing. Trade receivables generally have 30-90 day payment terms.

	At December 31,
	2022	2023	2024
	(in thousands)
Trade receivables	$11,243	$10,803	$7,211
Contract assets	176	497	122
Provision for credit notes to be issued	(225)	(164)	(101)
Provisions on trade receivables	(2,524)	(2,524)	(2,301)
Net trade receivables	$8,670	$8,612	$4,931
In the years ended December 31, 2024, 2023 and 2022, the Company recorded credit notes primarily related to customer rebate programs and product returns. Such rebates are recorded as a reduction of revenue in the same period that the product is delivered.
The movements in the provision for impairment of receivables were as follows:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	December 31,
	2022	2023	2024
	(in thousands)
At January 1,	$2,789	$2,524	$2,524
Charge for the year	—	—	—
Utilized amounts	(265)	—	(223)
Unutilized amounts	—	—	—
At year end	$2,524	$2,524	$2,301
In the years ended December 31, 2022, 2023 and 2024, no new trade receivables were impaired. Trade receivables impaired are related primarily to significantly aged receivables, which the Company no longer expects to collect although still subject to enforcement.
As at year end, the aging analysis of trade receivables and contract assets that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2022	$8,670	$8,367	$209	$94	$—	$—
At December 31, 2023	$8,612	$6,532	$1,919	$101	$4	$56
At December 31, 2024	$4,931	$4,392	$501	$—	$—	$38
Due to its historical experience, the Company does not assign credit risk rating grades to its trade receivables, but assesses credit risk at the customer level. Based on an analysis of historical credit losses, the Company has not applied any expected credit losses to its outstanding receivables as of the year end beyond specific provisions for doubtful accounts.

12. Cash, cash equivalents and short-term deposits

	At December 31,
	2022	2023	2024
	(in thousands)
Cash at banks	$5,664	$5,697	$9,085
Cash equivalents	7	8	8
Short-term deposits	5,000	—	53,000
Cash, cash equivalents and deposits	$10,671	$5,705	$62,093
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	At December 31,
	2022	2023	2024
	(in thousands)
U.S. dollar denominated accounts	$9,720	$5,250	$61,189
Euro denominated accounts	466	91	509
GBP denominated accounts	19	319	130
SGP denominated accounts	23	13	24
NIS denominated accounts	428	1	214
RMB denominated accounts	3	10	17
Other currencies denominated accounts	12	21	10
Cash, cash equivalents and short-term deposits	$10,671	$5,705	$62,093

13. Issued capital and reserves
The share capital of Sequans Communications S.A. is denominated in euros, as required by law in France. Any distributions to shareholders are denominated in euros. Amounts of capital and reserves presented in the Consolidated Statements of Financial Position in U.S. dollars have been translated using historical exchange rates.
On June 24, 2022, the Company reduced its share capital and premium by $2,283,000 and $325,180,000, respectively, reducing accumulated deficits by $327,463,000. The purpose of the transfers was to balance equity ratios between Issued capital and other equity accounts in order to be in compliance with French legal requirements to maintain a certain level of equity versus nominal capital (Article L223-42 of the French commercial code). The nominal value of shares was decreased from €0.02 to €0.01 after the transaction was completed.
On June 27 2023, the Company reduced its accumulated deficits by $12,727,000, reducing the share premium for the same amount. There was no impact on the nominal value.
Authorized capital, in number of shares
Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, warrants, restricted share awards and conversion of convertible debt, or which the shareholders have otherwise authorized for specific capital increases. There is no impact on shareholders from the capital reduction as no shares have been cancelled or rights varied, and there is no change in the net asset position of the Company. At December 31, 2024, taking into account resolutions for capital increases approved by the shareholders in June 2024, authorized capital was 398,622,649 ordinary shares with a nominal value of €0.01 each (361,639,977 and 421,418,563 ordinary shares at December 31, 2022 and 2023, respectively).
There is one category of authorized shares: ordinary shares. The ratio of ordinary shares per ADS is ten shares represented by one ADS.
Shares issued and fully paid

	At December 31,
	2022		2023		2024
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Ordinary shares	193,426,478	€1,934	246,262,004	€2,463	251,408,922	€2,514
Converted to U.S. dollars at historical exchange rates		$2,306		$2,878		$2,934
Other capital reserves
Other capital reserves include the accumulated share-based payment expense as of period end, the counterpart of which is in retained earnings (accumulated deficit) as the expense is reflected in profit and loss, as well as the fair value of the convertible debt embedded derivatives at the time of conversion rate was fixed in 2016, the change in fair value of the conversion options resulting from the 2017 and 2018 amendments, the value of the conversion option of the 2018 and 2019 convertibles, the value

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
of warrants issued to the holder of the 2015 convertible note in connection with the September 2018 amendment, the value of warrants issued to the holder of the venture debt, the value of warrants issued to the holder of the 2019 convertible note in connection with the August 2022 and August 2023 amendments, the deferred tax impact related to the equity component of the convertible debts and venture debt, the initial fair value of the convertible debt embedded derivatives at the time the amendments were signed in 2020, the reversal of deferred tax liabilities on the equity component of the amended convertible debts, the value of the conversion option of the 2015, 2016 and 2019 convertibles debts and the fair value of unsecured related party loans signed in 2023 and 2024.
Dividend rights
Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2022, 2023 or 2024. Dividend distributions by the Company, if any, will be made in euros.
Capital transactions
On September 26, 2023, the Company increased its capital in connection with a private offering with 272 Capital Master Fund Ltd by issuing 8,480,564 ordinary shares at $0.7075 per ordinary share (or $7.075 per ADS). The total gross proceeds from the offering amounted to $5,999,999. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $89,046 recorded in share capital and by $5,910,953 in share premium. Costs directly attributable to the equity transaction amounting to $0.1 million were deducted from the share premium.
On April 12, 2023, the Company increased its capital in connection with a private offering to 272 Capital Master Fund Ltd, Lynrock Lake Master Fund LP and several other institutional investors by issuing 38,834,952 ordinary shares at $0.515 per ordinary share (or $5.15 per ADS). The total gross proceeds from the offering amounted to $20,000,000. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $423,301 recorded in share capital and by $19,576,699 in share premium. Costs directly attributable to the equity transaction amounting to $0.4 million were deducted from the share premium.
On March 11, 2022, the Company increased its capital in connection with a public offering by issuing 30,666,668 ordinary shares (including 4,000,000 shares from the underwriters' over-allotment option) at $0.75 per ordinary share (or $7.50 per ADS). The total gross proceeds from the offering amounted to $23,000,001. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $674,813 recorded in share capital and by $22,325,188 in share premium. Costs directly attributable to the equity transaction amounting to $2.0 million were deducted from the share premium.
On January 11, 2022, the Company increased its capital in connection with a private offering with a strategic partner, Renesas Electronics Corporation by issuing 7,899,020 ordinary shares at $1.175 per ordinary share (or $11.75 per ADS). The total gross proceeds from the offering amounted to $9,281,349. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $178,802 recorded in share capital and by $9,102,547 in share premium. Costs directly attributable to the equity transaction amounting to $0.1 million were deducted from the share premium.
In the years ended December 31, 2022, 2023 and 2024, ordinary shares were issued upon exercise of options and warrants as described in Note 14 to the Consolidated Financial Statements.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

14. Share-based payment plans
The expense recognized for employee and other services received during the year ended December 31, 2024 and arising from equity-settled share-based payment transactions was $4,090,000 (2022: $5,477,000; 2023: $7,104,000). Of this total, $66,000 in 2024 (2022: $124,000; 2023: $111,000), related to warrants plans for consultants considered equivalent to employees.
The breakdown is as follows:

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Cost of revenue	$159	$131	$84
Research and development	$1,758	$2,019	$718
Sales and marketing	$1,132	$1,397	$946
General and administrative	$2,428	$3,557	$2,342
Total	$5,477	$7,104	$4,090
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
There have been no cancellations or modifications to any of the plans during the years ended December 31, 2022, 2023 or 2024.
General employee stock option and restricted shares awards
All employees of the French parent company and its subsidiaries are eligible to receive a grant of stock options or restricted shares awards.
In general, vesting of the stock options occurs over four years, with 25% vesting after the first anniversary of grant and the remaining 75% vesting monthly over the remaining 36 months. Restricted share awards (RSA) granted beginning in July 2024 vest over three years, with either 33% vesting after 1-year anniversary of the grant and the remaining 67% of the grant vesting semi-annually over the remaining 2 years or with 66% vesting after the 2-year anniversary of the grant and the remaining 34% vesting semi-annually over the remaining year. Prior to July 2024 grants, RSA vested over four years, with either 25% vesting after the 1-year anniversary of the grant and the remaining 75% of the grant vesting quarterly over the remaining 3 years, or with 50% vesting after the 2-year anniversary of the grant and the remaining 50% vesting quarterly over the remaining 2 years. From time to time, vesting of founders' warrants, stock options and restricted shares may be linked to employee performance with different vesting periods. Vested restricted shares may be sold only beginning two years after the effective date of grant.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	December 31,
	2022		2023		2024
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1,	5,233,437	$1.73	5,868,521	$1.51	6,811,814	$1.27
Granted during the year	1,110,288	$0.70	1,500,000	$0.54	3,520,912	$0.15
Forfeited during the year	(85,400)	$1.78	(111,887)	$1.70	(228,634)	$2.04
Exercised during the year	—	$—	—	$—	—	$—
Expired during the year	(389,804)	$2.05	(444,820)	$1.89	(681,278)	$1.49
Outstanding at period end	5,868,521	$1.51	6,811,814	$1.27	9,422,814	$0.82
Of which, warrants for consultants equivalent to employees	487,288	$1.29	724,288	$1.05	1,707,200	$0.57
Exercisable at period end	4,685,828	$1.70	5,420,965	$1.44	6,142,512	$1.17
Of which, warrants for consultants equivalent to employees	228,595	$1.73	438,739	$1.28	796,307	$0.92
The following table illustrates the number of, and movements in, restricted shares awards (RSA) based on the number of ordinary shares (ADS equivalents are not presented) during the period:

	December 31,
	2022	2023	2024
Outstanding at January 1,	10,379,481	16,752,551	13,105,349
Granted during the year	10,550,820	2,640,460	21,432,152
Forfeited during the year	(736,282)	(686,092)	(3,807,502)
Vested during the year	(3,441,468)	(5,601,570)	(5,003,288)
Outstanding at period end	16,752,551	13,105,349	25,726,711
Exercise prices are denominated in U.S. dollars.
The weighted average remaining contractual life of stock options and warrants outstanding as December 31, 2024 was 3.1 years (2023: 2.6 years; 2022: 2.8 years).
The range of exercise prices per share for stock options and warrants outstanding at December 31, 2024 was $0.13 - $3.31, $0.54 - $3.31 at December 31, 2023 and $0.62—$3.31 at December 2022.
The weighted average fair value of stock options and warrants granted during the year ended December 31, 2024 was $0.08 (2023: $0.27; 2022: $0.34). The weighted average fair value of the restricted shares awards granted during the year ended December 31, 2024 was $0.22 (2023: $0.66; 2022: $0.91). The fair value is measured at the grant date. The following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2022, 2023 and 2024:

	December 31,
	2022	2023	2024
Dividend yield (%)	—	—	—
Expected volatility (%)	57	59	58 to 62
Risk–free interest rate (%)	1.25 to 2.1	2.5	4.35 to 4.75
Assumed annual lapse rate of awards (%)	20 for all except 2 for BSA and a limited group of beneficiaries	20 for all except 2 for BSA and a limited group of beneficiaries	20 for all except 2 for BSA and a limited group of beneficiaries
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price ($)	0.89	0.86	0.21
Model used	Binomial	Binomial	Binomial

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
For the year ended December 31, 2022, the expected volatility assumption is based on the Company’s volatility since its initial public offering in 2011. For the years ended December 31, 2023 and 2024, the 6-year adjusted volatility of the Company has been used.
Stock options and warrants can be exercised during a period after the vesting date until the plan terminates. In the pricing model, the assumption was made that plan participants will exercise before the end of the exercise period if the share price reaches a certain multiple of the exercise price.
If a sell-price multiple of 3 instead of 2 had been used (no impact on the restricted shares) and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for stock options, warrants and restricted shares awards granted through December 31, 2024 would have decreased by (9.14)% (2023: (7.51)%; 2022: (9.40)%).
The expected life of the stock options and warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.
15. Interest-bearing loans and borrowings

		At December 31,
	Note	2022	2023	2024
		(in thousands)
Current
Convertible debt	15.1	—	52,278	—
Convertible debt embedded derivative	15.1	—	3	—
Unsecured related party loan	15.2	—	8,922	—
Interest-bearing receivables financing	15.3	7,723	9,544	3,742
Total current portion		$7,723	$70,747	$3,742
Non-current
Convertible debt	15.1	$43,455	$—	$—
Convertible debt embedded derivative	15.1	3,203	—	—
Total non-current portion		$46,658	$—	$—
As of December 31, 2024, the Company had no drawn or undrawn committed borrowing or overdraft facilities in place.

15.1. Convertible debt
On August 16, 2019, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C. in the principal amount of $5.0 million. The convertible note matured in August 2022 and was convertible, at the holder’s option, into the Company’s shares at a conversion rate of $1.03 per ordinary share.
Effective March 20, 2020, the convertible note was amended to grant the Company two options to extend the term of the note. Each option would give the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it was lower than the existing conversion price. On the first option exercise, the PIK would be adjusted to 9.5%, and the holder would be granted warrants for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK would be adjusted to 13.5%, and the holder would be granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. In consideration for entering into the amendments, the warrants that Nokomis owns previously and that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendment and expired in April 2024.
The 2019 note was an unsecured obligation of the Company. The note was to mature on August 16, 2022, except if the Company exercised its options to extend the term of the notes as provided in the March 20, 2020 amendment. The note was not redeemable prior to maturity. The accreted principal amounts of the note was convertible at any time or times on or after the

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
issuance dates until maturity, in whole or in part, subject to certain adjustments for significant corporate events, including certain dilutive issuances, dividends, stock splits and other similar events. Interest accrued on the unconverted portion of the note at the rate of 7% per year (until the above options were exercised), and was paid in kind annually on the anniversary of the issuance of the note. The note also provided for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the note to become or to be declared due and payable.
In the event of a recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company’s assets or other transaction, which in each case would result in the Company’s shareholders receiving stock, securities or assets with respect to or in exchange for their ADSs or ordinary shares, the holders would elect, at their option, either (a) to require the Company to repurchase for cash the entire accreted principal amount of the note or (b) to convert the note in their entirety.
The note contained customary ongoing covenants of the Company. In addition, the note provided that the Company would not grant a consensual security interest or pledge its personal property assets to a third-party lender (with certain limited exceptions) during the time that the notes were outstanding.
On April 9, 2021, the Company entered into a convertible note agreement with Lynrock Lake Master Fund LP in the principal amount of $40.0 million (the "Lynrock Lake Note"). The Lynrock Lake Note matured in April 2024 and was convertible, at the holder’s option, into the Company’s shares at a conversion rate of $1.915 per ordinary share (representing $7.66 per ADS), subject to a 9.9% ownership limit for Lynrock Lake. The Lynrock Lake Note earned interest annually at an interest rate of 5.0625% for cash payments or 6% for payment in kind accruals. The Company retained an option to call the Lynrock Lake Note under certain circumstances after 12 months, either in full or in part. If a change of control occurred at any time prior to the payment of the note in full, Lynrock Lake Master Fund LP would have the right, in its sole discretion, to require the Company to convert or redeem all of the outstanding principal amount (including accrued interest and unpaid interest). In the event that the note was not converted and the Company did not repay the amount due on the maturity date, the interest rate automatically increased to 8% beginning April 10, 2024.
The Lynrock Lake Note was accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and
•An embedded derivative, which reflects the value of the conversion option.
The initial fair value of the notes was split between these two components.
The fair value of the liability component on the issuance date represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company used 20.89% as the market rate of interest in order to value the liability components of the note on issuance. The embedded derivative of the Lynrock Lake Note was valued using the Geometric Brownian Motion framework relying on Monte-Carlo simulations. On April 9, 2021, the initial fair value of the embedded derivative of the notes was calculated to be $12,713,000 The change in fair value was remeasured and recorded as financial income or loss at each Statement of Financial Position date.
On August 15, 2022, the Nokomis Note issued in August 2019 arrived at maturity and the Company elected to exercise the first option of the amendment signed on March 20, 2020, to extend the maturity to August 16, 2023 in exchange for the issuance of 594,680 warrants (148,670 ADSs) to Nokomis at an exercise price of $1.03 per warrant ($4.12 per ADS). The expiration date of these warrants was August 15, 2025. In accordance with Article II of the amendment, the interest rate on the note increased to 9.5% per annum effective August 15, 2022. Conversion price of the debt was unchanged. This resulted in the extinguishment of the existing note and issuance of a new note for accounting purposes. The amended debt was accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and
•An embedded derivative, which reflects the value of the conversion option.
The value of the liability component at the extension date was $6,125,000. The fair value of the new liability component represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company used 23.2% as the market rate of interest in order to value the liability components for an amount of $5,454,000. The change in the liability component before and after the extension and the fair value of the warrants granted was recorded for a gain of $476,000 in the Consolidated Statement of Operations in “Debt amendments". The fair value of the embedded derivative of the note was calculated at the extinguishment date and the change in fair value of $343,000 was recorded as financial expenses in the Consolidated Statement of Operations.
On August 15, 2023, the Nokomis Note issued in August 2019 arrived at its extended maturity and the Company elected to exercise the second option of the amendment signed on March 20, 2020, to extend the maturity to August 16, 2024 in exchange for the issuance of 1,244,820 warrants (311,205 ADSs) to Nokomis at an exercise price of $0.8092 per warrant ($3.2328 per ADS) and to extend the term of the warrant issued in August 2022 by one year. The expiration date of both issues of warrants is August 15, 2026. In accordance with Article II of the amendment, the interest rate on the note increased to 13.5% per annum effective August 15, 2023. Conversion price of the debt was unchanged. This resulted in the extinguishment of the existing note and issuance of a new note for accounting purposes. The amended debt was accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and
•An embedded derivative, which reflects the value of the conversion option.
The value of the liability component at the extension date was $6,707,000. The fair value of the new liability component represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company used 21.9% as the market rate of interest in order to value the liability components for an amount of $6,378,000. The change in the liability component before and after the extension and the fair value of the warrants granted was recorded for a gain of $247,000 in the Consolidated Statement of Operations in Debt amendments. The fair value of the embedded derivative of the note was calculated at the extinguishment date and the change in fair value of $421,000 was recorded as financial expenses in the Consolidated Statement of Operations.
At December 31, 2023, the recalculated fair value of the remaining Nokomis Note and the Lynrock Lake Note embedded derivatives was a total of $3,000 ($3,203,000 at December 31, 2022) and the change of the fair value of $3,200,000 for the year ended December 31, 2023 ($6,878,000 for the years ended December 31, 2022) was recorded in the Consolidated Statement of Operations.
On April 9, 2024, the Company secured standstill agreements from both convertible debt holders with respect to the convertible debt maturing in April 2024. The agreements granted an initial standstill period until April 26, 2024 that was extended until September 30, 2024.
This resulted in the extinguishment of the existing notes and issuance of a new notes for accounting purposes. The amended debts were accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and
•An embedded derivative, which reflects the value of the conversion option.
The value of the liability components at the extension date was $54,935,000 (Nokomis Note: $7,294,000 ; Lynrock Note:$47,641,000). The fair value of the new liability components represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company used market rate of interest in order to value the liability components for an amount of $41,315,000 (Nokomis Note: $5,618,000 at market rate of 78.3% ; Lynrock Note: $35,697,000 at market rate of 80.8%) The change in the liability component before and after the extension was recorded for a gain of $13,260,000 (Nokomis Note: $1,676,000 ; Lynrock Note: $11,944,000) in the Consolidated Statement of Operations in “Debt amendments. The fair value of the embedded derivative of the note was calculated at the extinguishment date and the change in fair value of $3,000 was recorded as financial income in the Consolidated Statement of Operations.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
On October 1, 2024, the Company repaid the Lynrock note and accrued interest for an amount of $49,473,000. On October 8, 2024, the Company repaid the Nokomis note and accrued interest for an amount of $7,739,000.

15.2. Unsecured related party loan
On November 8, 2023, in connection with contemplated acquisition of the Company by Renesas Electronics Corporation ("Renesas") that was in process at the time (subsequently terminated in February 2024), the Company entered into a Security Purchase Agreement with Renesas Electronics America ("Renesas America") whereby Renesas America agreed to the issuance of an unsecured subordinated note (the “Note”) in an aggregate principal amount of $6.0 million, at a stated rate of interest of 9.5% per annum. The principal amount and any accrued interest on the Note was due on the earliest to occur of (i) the written demand by the holder of the Note for repayment after the successful consummation of the offer by Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany and a direct wholly owned subsidiary of Renesas, to acquire all of the Company’s outstanding ordinary shares, nominal value €0.01 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs”) and Ordinary Shares issuable upon the exercise or conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares of the Company, for $0.7575 per Ordinary Share and $3.03 per ADS (the “Tender Offer”), (ii) 90 days after the termination of the Tender Offer (other than by reason of successful completion thereof), (iii) 90 days after the termination of the Memorandum of Understanding (the "MoU), dated as of August 4, 2023, by and between Renesas and the Company, and (iv) the date a Company Termination Fee (as defined in the MoU) was payable under the MoU.
On December 27, 2023, the Company entered into a second Security Purchase Agreement with Renesas America whereby Renesas America agreed to the issuance of a Note in an aggregate principal amount of $3.0 million, at a stated rate of interest of 9.5% per annum.
On February 12, 2024, the Company entered into a third Security Purchase Agreement with Renesas America whereby Renesas America agreed to the issuance of a Note in an aggregate principal amount of $9.0 million, at a stated rate of interest of 9.5% per annum.
On February 22, 2024, Renesas notified the Company that Renesas was terminating the MoU due its receipt of an adverse Japanese tax ruling on February 15, 2024 from the National Tax Agency of Japan.
On April 22, 2024, the Company issued an Unsecured Promissory Note with a principal amount of $5,000,000 to 272 Capital Master Fund, Ltd. The transaction closed on April 24, 2024. The Note bore paid-in kind interest at a rate of 12.0% per annum, compounded annually, with a guaranteed return of 40.0%. The Note was to mature on the earlier of April 22, 2025, or one day prior to the earliest extended maturity date of the Company’s existing convertible debt held by Lynrock Lake and Nokomis and subordinated notes held by Renesas.
In April, 2024, the Company secured a standstill agreements from Renesas. The agreement granted an initial standstill period until April 26, 2024 which was then extended until September 30, 2024. The change in the liability before and after the extension was recorded for a gain of $294,000 in the Consolidated Statement of Operations in "Debt amendments".
Interest expense related to the Notes recorded during the year ended December 31, 2024 amounted to $ 3,791,000 ($127,000 in the year ended December 31, 2023).
In October 2024, the Company repaid the loans with accrued paid-in-kind interest. $19,266,000 was repaid to Renesas ($18,000,000 in principal and $1,266,000 as accrued interest) and $7,000,000 ($5,000,000 in principal and $2,000,000 as accrued interest) to 272 Capital master Fund, Ltd. No repayments of principal occurred during the year ended December 31, 2023.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
15.3. Interest-bearing financing of receivables
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from product sales to qualifying customers, up to the amount covered by the Company's credit insurance per customer. In July 2017, the Company signed an amendment to the initial agreement to include limited financing of accounts receivable from service sales of $800,000. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest at SOFR 3 months USD +2%. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At December 31, 2024, $3,079,000 ($2,531,000 at December 31, 2023 and $4,732,000 at December 31, 2022) had been drawn on the line of credit and recorded as a current borrowing. On November 27, 2024, the Company informed the French financial institution that it terminated the factoring agreement which was up for renewal on March 2, 2025.
In March 2022, the Company entered into an agreement to finance the 2022 French research tax credit receivable as it was earned over the year. At December 31, 2022, the amount financed was $2,991,000, recorded as current liabilities and did not include retention of $1,249,000, which $360,000 was received in 2023, $780,000 in January 2024 and $109,000 is expected to be received in 2028. After the payment of the retention amount, the interest-bearing financing debt was netted with the research tax credit receivable. The effective interest rate of 5.33% includes expenses related to the financing.
In April 2023, the Company entered into a new agreement to finance the 2023 French research tax credit as it was earned over the year. At December 31, 2023, the amount financed was $3,369,000, recorded as current liabilities and did not include retention of $1,531,000, which $1,409,000 was received in 2024 and $122,000 is expected to be received in 2029. The effective interest rate of 1.46% includes expenses related to the financing.
In February 2024, the Company entered into a new agreement to finance the 2024 research tax credit as it was earned over the year. At December 31, 2024, the amount financed was $663,000, recorded as current liabilities. In January 2025, the company decided to terminate the agreement to finance the 2024 research tax credit and the amount financed was reimbursed in February 2025. The effective interest rate of 19.80% includes expenses related to the financing.
16. Lease liabilities
The Company recognized right-of-use of assets of $1,185,000 (included in property, plant and equipment in the Consolidated Statements of Financial Position). Identified lease contracts mainly relate to real-estate rental agreements. The lease liabilities were discounted at an incremental borrowing rate of 14.2%.
The table below presents the carrying amounts of right-of-use assets recognized and the movements during the period:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Real-estate
(In thousands)
As at January 1, 2022	3,374
Additions	458
Disposals	(73)
Depreciation expense	(1,230)
Amortization disposals	73
As at December 31, 2022	$2,602
Additions	767
Disposals	(414)
Depreciation expense	(1,223)
Amortization disposals	414
As at December 31, 2023	$2,146
Additions	462
Disposals	(706)
Depreciation expense	(1,201)
Amortization disposals	484
As at December 31, 2024	$1,185
There are no leases related to IT and office equipment
The table below present the carrying amounts of lease liabilities and the movements during the period:

	Lease liabilities	Current	Non-current
	(In thousands)
As at January 1, 2022	$4,620	$1,247	$3,373
Additions	458
Disposals	(577)
Interests expense	571
Foreign exchange loss (gain)	(298)
Payments	(1,205)
As at December 31, 2022	$3,569	$1,291	$2,278
Additions	767
Disposals	(414)
Interests expense	479
Foreign exchange loss (gain)	36
Payments	(1,321)
As at December 31, 2023	$3,116	$1,471	$1,645
Additions	462
Disposals	(706)
Interests expense	321
Foreign exchange loss (gain)	87
Payments	(1,508)
As at December 31, 2024	$1,772	$1,439	$333

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
The rental charges relating to short-term and low value leases remained classified as operating expenses in the Consolidated Statements of Operations and amounted to $1,737,000 for the year ended December 31, 2024 ($1,559,000 and $1,248,000 for the years ended December 31, 2023 and 2022, respectively).

17. Government grant advances and loans

		December 31,
	Note	2022	2023	2024
		(in thousands)
Current
Government grant advances	17.1	$968	$708	$631
Research project financing	17.2	1,237	1,518	3,549
Government loans	17.2	1,954	1,727	1,299
Accrued interest	17.2	—	653	385
Total current portion		$4,159	$4,606	$5,864
Non-current
Government grant advances	17.1	$872	$328	$676
Research project financing	17.2	1,567	259	4,417
Government loans	17.3	1,424	173	616
Accrued interest	17.2	2,372	2,496	576
Total non-current portion		$6,235	$3,256	$6,285
Historically the Company has succeeded in obtaining partial financing of some its research and development projects in the form of government project funding. In most cases, the financing is partly in the form of a grant, which is recorded as a reduction of research and development expense as the project progresses, and partly in the form of an interest-free or low-interest advance to be repaid after commercial launch of the financed product or according to some other predefined multiyear repayment plan. When the Company is awarded a new project, the total amount of the financing is recorded as a receivable with a corresponding liability. The financing generally is paid partially upfront and then based on achievement of project milestones.
17.1. Government grant advances

In 2024, the Company was named as a participant in one new collaborative projects with combined funding of €907,000 ($989,000 using the exchange rate of the grant dates) which is expected to be released to the Consolidated Statement of Operations over the lives of the projects, estimated to be approximately three years.

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

17.2. Research project financing

In October 2014, Bpifrance, one of the Company’s shareholders and the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding amounted to €6,967,000 ($8,988,000 using the exchange rate of the funding dates) with a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The funding was paid in three installments, the last of which was received in 2019 for €992,000 ($1,126,000 using the exchange rate of the payment date). The grant was recognized as a reduction of research and development expense when corresponding expense was incurred. The forgivable loan advance will be repaid from March 31, 2019 to January 2, 2025 of which €1,130,000 ($1,250,000

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
using the exchange rate of the payment dates) in principal and interests was paid in 2024 (€870,000, or $939,000 in 2023; €540,000, or $571,000, in 2022), and bears interests at a 1.53% fixed contractual rate. The difference between the amount of grant received and the present value amounted to a reduction of $115,000 in the debt carrying value, with such difference being amortized over the contract period. If the sales of the product developed under this program are in excess of €350 million ($364 million using the exchange rate as of December 31, 2024) during a period of three years, then the Company shall pay for three consecutive years after the date of the termination of the reimbursment, a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project (up to a maximum of €350,000,000 or $363,860,000 over a period of ten years). The Company doesn’t expect to make any such bonus payment to BPI.
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
In March 2024, Bpifrance provided funding to the Company in the context of a long-term research project (5G eRedCap project) as part of the France 2030 initiative to support the development of technologies deemed to be strategically important to the national interest. The project is estimated to be completed over a 3-year period. The total funding amounted to €10,888,000 ($11,838,000 using the exchange rate of the grant date) with a portion in the form of a grant (€7,451,000 or $8,101,000) and a portion in the form of a forgivable loan (€3,437,000 or $3,737,000). The funding will be paid in four installments, the first of which was received in April 2024 for €1,863,000 ($2,025,000 using the exchange rate of the funding date) as grant and €859,000 ($934,000 using the exchange rate of the payment date) as forgivable loan. The grant was recognized as a reduction of research and development expense when corresponding expense was incurred. The forgivable loan advance will be repaid from March 31, 2028 to January 31, 2031 and bears interests at a 5.07% fixed contractual rate. The difference between the amount of forgivable loan received and the present value amounted to a reduction of $585,000 in the debt carrying value, with such difference being amortized over the contract period.
The accrued interest of $556,000 was recorded as of December 31, 2024 ($712,000 as of December 2023 and $579,000 as of December 31, 2022) at an estimated market rate in a range from 20.9% to 22.0%.

17.3. Government loans
In September 2015, the Company received two loans from Bpifrance for a total amount of €2,000,000 ($2,228,000 using the exchange rate of the grant date). One loan of €1,000,000 bears interest at 5.24% per year, paid quarterly; the second loan of €1,000,000 is interest-free. The interest-free loan has been revalued using the 5.24% interest rate payable on the other loan. Both loans have seven year terms with the principal being amortized on a quarterly basis beginning in June 2017 and March 2018. By December 31, 2023, both loans had been fully reimbursed.
On April 30, 2020, the Company finalized €5 million of French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan. The French loan is unsecured. The original five year repayment schedule agreed to in May 2020 was extended in April 2021 with only interest payable from August 2021 to May 2022. The repayments of principal are scheduled to occur from August 2022 until May 2026. Following the introduction of the French Conciliation procedure, the Company reached an agreement with BPI to reschedule repayments on French loan until after the end of the French Conciliation procedure in September 30, 2024. The change in the liability before and after the extension was recorded for a gain of $38,000 in the Consolidated Statement of Operations in "Debt amendments".
As of December 31, 2024, $1,302,000 has been classified as current and $1,116,000 as non-current.

18. Provisions

	Post- employment benefits	Other provisions	Total	Current	Non current
	(in thousands)
At January 1, 2022	$806	$1,331	$2,137	$—	$2,137
Arising (released) during the year	(101)	428	327	—	—
Released (used) during the year	—	—	—	—	—
Released (unused) during the year	—	(191)	(191)	—	—
At December 31, 2022	705	1,568	2,273	77	2,196
Arising (released) during the year	107	257	364	—	—
Released (used) during the year	(48)	(76)	(124)	—	—
Released (unused) during the year	—	(291)	(291)	—	—
At December 31, 2023	764	1,458	2,222	—	2,222
Arising (released) during the year	132	927	1,059	—	—
Released (used) during the year	—	—	—	—	—
Released (unused) during the year	(268)	(850)	(1,118)	—	—
At December 31, 2024	$628	$1,535	$2,163	$763	$1,400
The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees if they retire as a Company employee. The amount expensed (service and finance cost) in 2024 was $61,000 (2023: expenses of $13,000 and 2022: income of $30,000 ). The comprehensive income (loss) for 2024 includes $39,000 of actuarial loss (actuarial loss of $46,000 in 2023 and actuarial gain of $71,000 in 2022. One employee retired in 2023 and no employee retired in either 2022 or 2024.
In 2024, following the transfer of French employees to Qualcomm on October 1, 2024, the related provision for the retirement indemnity of $237,000 was released and has been recognized as part of the gain on sale of the assets.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
The main assumptions used in the calculation are the following:

	2022	2023	2024
Discount rate	3.75%	3.20%	3.35%
Salary increase	Between 1.5% and 3.5%	Between 1.5% and 3.5%	Between 1.5% and 3.5%
Retirement age	60-62 years	65-67 year	65-67 years
Turnover: depending on the seniority	Decrease by age from 2% for directors, Vice presidents and managers and from 12% for other employees. 0% for executive team	Decrease by age from 2% for directors, Vice presidents and managers and from 20% for other employees. 0% for executive team	Decrease by age from 2% for directors, Vice presidents and managers and from 20% for other employees. 0% for executive team
At December 31, 2022, 2023 and 2024, “Other provisions” include primarily estimated royalty payments assessed on sales of modules to holders of patents which may be deemed as essential under the requirements of the LTE standard. The royalty provision is based on management’s judgment, taking into consideration the published royalty rates, various legal decisions, articles, reports and industry discussions on the subject which were available, and is recorded in the cost of product revenue. The Company’s modules are considered as final products incorporating the full LTE function, and therefore may have royalties assessed on their sale; no royalties are accrued on the sales of chips as the full LTE functionality is not included in the chip and it is not current industry practice to license standard-essential patents at the component level.

19. Trade payables, other current liabilities and current contract liabilities

	At December 31,
	2022	2023	2024
	(in thousands)
Trade payables	$9,342	$16,281	$6,106
Other current liabilities:
Employees and social debts	7,497	7,383	8,146
Provisions	77	—	763
Others	781	1,516	2,265
Total other current liabilities	$8,355	$8,899	$11,174
Contract liabilities:
License and development services agreements (See Note 19)	5,774	5,485	10,712
Deferred revenue	190	367	309
	$5,964	$5,852	$11,021
In the year ended December 31, 2022, the Company contracted a supplier debt related to the acquisition of certain intangible assets. As of December 31, 2022, $3,350,000 remained of this liability ($786,000 as the non-current portion). As of December 31, 2023, $1,587,000 remained as current portion. In January 2020, the Company entered into an agreement with a technology company based in Israel to transfer a team of engineers to the Company for the purpose of accelerating 5G new product development. The remaining amount of $1,430,000 was paid in October 2024 for this agreement. This amount was discounted and as of December 31, 2023, $1,288,000 was included in current trade payables ($1,002,000 as of December 31, 2022), and the Company recorded interest expense associated with this amount each reporting period.
Terms and conditions of the above financial liabilities:
•Trade payables are non-interest bearing and are generally settled on 30-day terms.
•Other current liabilities, primarily accrued compensation and related social charges, are non-interest bearing.
•Certain upfront payments received from strategic partners are deemed to include a financing component, and as such, bear interest.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Deferred revenue is primarily related to maintenance services. At December 31, 2022, 2023 and 2024, deferred revenue totaled $190,000 (recognized in 2023), $367,000 (recognized in 2024) and $309,000 (expected to be recognized during 2025), respectively.

20. Other non-current liabilities

	At December 31,
	2022	2023	2024
	(in thousands)
Trade payables	$1,788	$—	$—
Deferred tax liabilities	258	264	173
Contract liabilities:
License and development services agreement	404	—	809
Total contract liabilities	404	—	809
At December 31, 2022, trade payables included the non-current part of a supplier debt related to acquisition of certain intangible assets which is scheduled to be paid in 27 months.
At December 31, 2024, the Company recognized a net deferred tax liability of $173,000 ($264,000 and $258,000 at December 31, 2023 and 2022, respectively) related to origination and reversal of timing differences of Sequans Communication Ltd.
On October 24, 2019, the Company signed a multi-year, non-exclusive license and development services agreement with a strategic partner, a Fortune Global 500 company. The agreement provided for an upfront payment of $18 million, which was received in October 2019, and recorded as a contract liability upon receipt. The contract includes clauses that allow for termination in certain circumstances, or in some cases of a change in control of the Company, which could result in a refund of certain or all amounts received under the contract, depending on the circumstances. The Company determined that this agreement includes a financing component related to the upfront payment, whereas the deliverables under the contract were to be delivered over more than one year, which results in the recognition of interest expense over a portion of the term of the agreement. In the years ended December 31, 2023 and 2024, no revenue was recognized as the strategic partner suspended the project ($8,619,000 recognized in revenues in 2022 as a result of development services performed), license revenue of $1,500,000 in the year end December 31, 2022 and interest expenses on the upfront payment of $810,000 in 2022). There was no interest expense in the years ended December 31, 2023 and 2024. At December 31, 2022, 2023 and 2024, there was no net remaining contract liability presented on the Statement of Financial Position.
In December 2020, the Company signed a 5G technology access and license agreement with another strategic partner for an amount of $4,500,000. The agreement provided for an upfront payment which was received in January 2021. The Company determined that this agreement includes a financing component related to the upfront payment, which will results in the recognition of interest expense over a portion of the term of the agreement. In the year ended December 31, 2024, the Company recognized revenues for an amount of $314,000 ($571,000 in 2023 and $1,083,000 in 2022) as a result of development services performed and no interest expenses on the upfront payment. At December 31, 2024, no contract liability presented on the Statement of Financial Position remained (At December 31, 2023: $245,000 as current portion ;At December 31, 2022 :, $862,000 as current portion).
In December 2021, the Company signed two amendments with the second strategic partner to extend the 5G technology access and license agreement. The first amendment was signed to extend the agreement to a manufacturing license for the 5G chip for a total amount of $5,000,000 of which $3,000,000 in cash which was received in February 2022 and $2,000,000 in the form of investments in production and testing equipment that will then be made available to Sequans for its own use. In the year ended December 31, 2024, no revenues were recognized revenues ($296,000 in 2023 and $2,983,000 in 2022), as a result of development services performed and no interest expenses on the upfront payment. At December 31, 2023 and 2024, no contract liability presented on the Statement of Financial Position remained ($271,000 net remaining contract liability presented as current contract liabilities at December 31, 2022).
The second amendment is related to a manufacturing license for Monarch 2 chips and NB-IoT in India, for a total amount of $4,500,000 which was received in February 2022. The Company determined that this amendment includes a financing component related to the upfront payment, which will results in the recognition of interest expense over a portion of the term of the agreement. In the year ended December 31, 2024, the Company recognized revenues for an amount of $8,000 as a result of development services performed ($2,536,000 in 2023 as a result of development services performed; $1,507,000 in 2022: $800,000 as license fees and $707,000 as a result of development services performed) and no interest expenses on the upfront payment. At December 31, 2024, no contract liability presented on the Statement of Financial Position remained ($8,000 at

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
December 31, 2023 as current contract liabilities; $2,544,000 at December 31, 2022: $2,141,000 as current contract liabilities and $404,000 as non-current liabilities).
In August 2022, the Company signed a 5G license agreement with a third strategic partner for an amount of up to $60,000,000, to be paid over three years, to manufacture and sell the 5G chipset in China as well as the right to create derivative products based on the licensed technology that may be sold in China if a minor derivative and worldwide if a major derivative. In the year ended December 31, 2024, the Company recognized license fee revenues for an amount of $2,500,000 ($18,750,000 in 2023; $20,000,000 in 2022). At December 31, 2023 and 2022, the net remaining contract liability of $2,500,000 was presented on the Statement of Financial Position as current contract liabilities. On May 31, 2024, the Company and the strategic partner mutually agreed to terminate the agreement. They have acknowledged that all payments owing under the agreement have been paid in full and that no additional payments, fees or other compensation are owing or payable by one party to the other party in connection with this termination.
In October 2023, the Company signed with the second strategic partner a fourth amendment related to the purchase of product with advance payment of .$3,150,000. In the year ended December 31, 2024, no product revenues were recognized ($420,000in 2023) as a result of product deliveries. At December 31, 2024 and 2023, $2,730,000contract liability presented on the Statement of Financial Position as current contract liabilities remained.
On September 30, 2024, the Company licensed to Qualcomm its 5G broadband platform, which is approximately 75% developed and is licensed “as is” with no obligation to make any improvements. The license gives Qualcomm the right to use the IP to design their own products, manufacture and sell. The license amounted to $20,000,000. License revenue is recognized upon delivery of the technology packages to Qualcomm. In the year ended December 31, 2024, the Company recognized license fee revenues for an amount $12,139,000 for the technology packages delivered in by December 31, 2024. At December 31, 2024, the net remaining contract liability of $7,861,000 was presented on the Statement of Financial Position as current contract liabilities.
On September 30, 2024, The Company signed a license with Qualcomm covering all patents Sequans has ever filed, and any future patents Sequans files through 30 June 2026., for an amount of $960,000.The revenue is recognized over the remaining life of each patent as Sequans has the contractual obligation to maintain the patents. In the year ended December 31, 2024, the Company recognized license fee revenues for an amount $30,000. At December 31, 2024, the net remaining contract liability of $930,000 was presented on the Statement of Financial Position as current contract liabilities for $121,000 and as non-current liabilities for $809,000.

21. Information about financial instruments

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

21.1. Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2022	2023	2024	2022	2023	2024
	(in thousands)
Financial assets:
Trade and other receivables
Trade receivables and contract assets	$8,670	$8,612	$4,931	$8,670	$8,612	$4,931
Deposits and other receivables
Deposits	436	431	383	436	431	383
Other financial assets
Long-term investments	337	360	353	337	360	353
Financial instruments at fair value through other comprehensive income
Cash flow hedges	142	74	—	142	74	—
Cash, cash equivalents and short-term investments	10,671	5,705	62,093	10,671	5,705	62,093
Total financial assets	$20,256	$15,182	$67,760	$20,256	$15,182	$67,760
Total current	$19,483	$14,391	$67,024	$19,483	$14,391	$67,024
Total non-current	$773	$791	$736	$773	$791	$736
Financial liabilities:
Lease liability	3,569	3,116	1,772	3,569	3,116	1,772
Interest-bearing loans and borrowings:
Interest-bearing receivables financing	7,723	9,544	3,742	7,723	9,544	3,742
Convertible debt	43,455	52,278	—	42,636	52,111	—
Unsecured related party loan	—	8,922	—	—	8,922	—
Government loans	5,171	4,337	2,419	5,171	4,337	2,419
Research project financing	3,383	2,489	8,403	3,383	2,489	8,403
Convertible debt embedded derivative	3,203	3	—	3,203	3	—
Trade and other payables (current and non current)	11,130	16,281	6,106	11,130	16,281	6,106
Financial instruments at fair value through other comprehensive income
Cash flow hedges	—	—	106	—	—	106
Total financial liabilities	$77,634	$96,970	$22,548	$76,815	$96,803	$22,548
Total current	$21,556	$92,484	$16,682	$21,556	$92,317	$16,682
Total non-current	$56,078	$4,486	$5,866	$55,259	$4,486	$5,866
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
•Long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $337,000, $360,000 and $353,000 at December 31, 2022, 2023 and 2024, respectively. The carrying amounts approximate fair value measured based on significant observable input (Level 2).
•Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that the Company would pay or receive to settle the related agreements, by reference to published exchange rates (Level 2).
•At December 31, 2022, fair value of the debt components of convertibles notes was calculated using the effective interest rate of the debt component of the convertible note issued in April 2021 and amounted to $42,636,000. At December 31, 2023, fair value of the debt components of convertibles notes was calculated using the effective interest rate of the unsecured related party loan issued in November 2023 and amounted to $52,111,000.
•As described under Note 15.1, the fair value of the embedded derivative related to the convertible debt is recalculated at the end of each reporting period. The fair value measured is based on significant observable input (Level 3).
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
As at December 31, 2023, the Company held the following financial instruments carried at fair value on the statement of financial position:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Assets measured at fair value

	At December 31,
	2023	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	$360	—	$360	—
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	74		74
Liabilities measured at fair value

	At December 31,
	2023	Level 1	Level 2	Level 3
	(in thousands)
Convertible debt embedded derivative	$3	—	$3	—
As of December 31, 2024, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2024	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	353	—	353	—
Liabilities measured at fair value

	At December 31,
	2024	Level 1	Level 2	Level 3
	(in thousands)
Financial instruments at fair value through other comprehensive income:	—	—	—	—
Cash flow hedge	106	—	106	—

21.2. Financial instruments at fair value
The Company uses financial instruments, including derivatives such as foreign currency forward to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.
The following tables present fair values of foreign currency derivative financial instruments at December 31, 2024, 2023 and 2022.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	At December 31, 2022
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S dollars)	€3,000	$142
Options (buy euros, sell U.S. dollars)	—	—
Total	€3,000	$142

	At December 31, 2023
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€2,000	$74
Options (buy euros, sell U.S. dollars)	—	—
Total	€2,000	$74

	At December 31, 2024
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€3,000	$(106)
Options (buy euros, sell U.S. dollars)	—	—
Total	€3,000	$(106)
The fair value of foreign currency related derivatives is included in the Consolidated Statement of Financial Position in "Other receivables" at December 31, 2022 and 2023 and in 'Other current liabilities" at December 31, 2024. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.
During the year ended December 31, 2024, the Company recorded a loss of $183,000 (loss of $76,000 and gain of $202,000 for the years ended December 31, 2023 and 2022, respectively) in other comprehensive income (loss) related to the effective portion of the change in fair value of its cash flow hedges. During the years ended December 31, 2024 and 2023, the amount reclassified from other comprehensive income to Consolidated Statement of Operations was gains of $44,000 and $139,000, respectively and a loss of $143,000 during the year ended December 31, 2022.
There was no ineffective portion of hedging instruments in the years ended December 31, 2022, 2023 and 2024.
The derivatives have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.
At December 31, 2024, the Company holds $904,000 in currencies other than the U.S. dollar compared with $455,000 at December 31, 2023 and $951,000 at December 31, 2022 (See Note 12). The amount received from research tax credit in 2022, 2023 and 2024 is denominated in euros. At December 31, 2024, the Company has loans denominated in euros for a principal amount of $4,292,000 ($12,957,000 and $10,817,000 at December 31, 2023 and 2022, respectively).

21.3. Financial risk management objectives and policies
The Company’s principal financial liabilities comprise trade payables (current and non-current), lease liabilities, interest-bearing receivables financing, government loans, convertible debt and unsecured related party loan. The Company has various financial assets such as trade receivables, deposits and cash and cash equivalents, which arise directly from its operations, as well as from capital increases.
The main risks arising from the Company’s financial instruments are foreign currency risk, credit risk, interest rate risk and cash flow liquidity risk. The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Interest rate risk
The Company's exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2024 would have an effect of approximately $125,000 on interest income.
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
Nearly 100% of total revenues and 86% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. 57% of operating expense is denominated in euros. (See Note 21.2 regarding hedging arrangements). If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, as measured using the Company's 2024 weighted average exchange rate of one euro = $1.0856, the Company estimates the impact, in absolute terms, on operating expenses and on financial liabilities for the year ended December 31, 2024 would have been approximately $3.5 million.
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
The following table summarizes customers representing a significant portion of the Company’s total revenue:

Customer	Customer Location	% of total revenues for the year ended December 31,			Trade receivables at December 31,
		2024	2023	2022	2024	2023	2022
A	America	53%	—%	—%	345,093	—	—
B	China	15%	Less than 10%	Less than 10%	1,351,560	1,345,910	—
C	China	12%	56%	33%	—	3,411,000	3,375,000
D	Japan	Less than 10%	16%	11%	—	18,000	—
E	Germany	Less than 10%	Less than 10%	24%	964,495	—	3,585,000
F	America	—%	—%	14%	—	—	—
With respect to credit risk arising from the other financial assets, which comprise cash and cash equivalents, the Company’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. Nearly all cash and cash equivalents are held in France at three large and international banks.
Vendor concentration risk

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
The following table includes our contractual obligations, including interest, for existing financial liabilities as of the following dates:

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
	(in thousands)
At December 31, 2022
Research project financing	$1,237	$1,683	$146	$221	$—	$—	$3,287
Interest-bearing receivables financing	7,723	—	—	—	—	—	7,723
Government loans	1,534	1,397	1,367	673	—	—	4,971
Convertible debt	—	54,348	—	—	—	—	54,348
Lease liabilities	1,291	930	1,025	323	—	—	3,569
Trade payables	9,342	2,235	—	—	—	—	11,577
Other current liabilities	8,278	—	—	—	—	—	8,278
	$29,405	$60,593	$2,538	$1,217	$—	$—	$93,753
At December 31, 2023
Research project financing	$2,057	$113	$165	$207	$—	$—	$2,542
Interest-bearing receivables financing	9,544	—	—	—	—	—	9,544
Government loans	1,791	1,414	695	—	—	—	3,900
Convertible debt (1)	52,278	—	—	—	—	—	52,278
Unsecured related party loan	8,922	—	—	—	—	—	8,922
Lease liabilities	1,471	1,102	387	61	70	25	3,116
Trade payables	16,281	—	—	—	—	—	16,281
Other current liabilities	8,595	—	—	—	—	—	8,595
	$100,939	$2,629	$1,247	$268	$70	$25	$105,178
At December 31, 2024
Research project financing	$3,938	$4,026	$77	$307	$55	$—	$8,403
Interest-bearing receivables financing	3,742	—	—	—	—	—	3,742
Government loans	1,303	1,116	—	—	—	—	2,419
Lease liabilities	1,439	333	—	—	—	—	1,772
Trade payables	6,106	—	—	—	—	—	6,106
Other current liabilities	10,438	—	—	—	—	—	10,438
Income tax liabilities	2,827	—	—	—	—	—	2,827
	$29,793	$5,475	$77	$307	$55	$—	$35,707
(1) Based on the existing contractual terms as of December 31, 2022 and assuming the Company's options to extend maturity dates are exercised.
The Company’s liquidity risk for the next 12 months is described in note 2.1. The term of agreements with strategic partners which gave rise the contract liability recorded in the amount of $10,712,000, $5,486,000 and $6,178,000 as of December 31, 2024, 2023 and 2022, respectively, are described under note 19.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Capital management
The primary objective of the Company’s capital management is to continue to execute according to its business plans and budgets in order to achieve profitability and positive cash flow, and to maximize shareholder value.
21.4. Changes in liabilities arising from financing activities, including government grants

(in thousands)	January 1, 2022	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment and conversion	Other(1)	December 31, 2022
Government grant advances and loans	$15,560	406	(365)	266	—	(5,473)	$10,394
Convertible debt	$36,373	—	—	7,762	(671)	(9)	$43,455
Lease liabilities	$4,620	(1,205)	(298)	571	—	(119)	$3,569
Interest-bearing financing of receivables	$9,518	3,046	(1)	254	—	(5,094)	$7,723
Total	$66,071	2,247	(664)	8,853	(671)	(10,695)	$65,141

(in thousands)	January 1, 2023	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment and conversion	Other(1)	December 31, 2023
Government grant advances and loans	$10,394	(466)	182	225		(2,473)	$7,862
Convertible debt	$43,455			9,152	(247)	(82)	$52,278
Unsecured related party loan	—	9,000	—	127	—	(205)	8,922
Lease liabilities	$3,569	(1,321)	113	479	—	276	$3,116
Interest-bearing financing of receivables	$7,723	1,483	179	234	—	(75)	$9,544
Total	$65,141	8,696	474	10,217	(247)	(2,559)	$81,722

(in thousands)	January 1, 2024	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment and conversion	Other(1)	December 31, 2024
Government grant advances and loans	$7,862	5,267	(244)	9		(745)	$12,149
Convertible debt	$52,278	(54,935)		16,277		(13,620)	$—
Unsecured related party loan	8,922	(9,000)	—	502		(424)	—
Lease liabilities	$3,116	(1,508)	(28)	322		(130)	$1,772
Interest-bearing financing of receivables	$9,544	3,329	(38)	106		(9,199)	$3,742
Total	$81,722	(56,847)	(310)	17,216	—	(24,118)	$17,663
(1) In 2022, 2023 and 2024, Other includes additions in lease liabilities, which are non-cash. In 2024, Other includes the netting of the interest-bearing financing debt with the Research tax credit receivable, the fair value of the embedded option of the convertible debts repaid during the year..

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
22. Commitments and contingencies
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
Bank guarantee
A bank guarantee was issued in favor of the owners of leased office space in France, in order to secure six months of lease payments, for an amount of $327,000 as of December 31, 2024 ($348,000 and $337,000 as of December 31, 2023 and 2022, respectively). This guarantee was secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee. The total value of investments secured to cover this bank guarantee was $353,000 at December 31, 2024 ($360,000 and $337,000 at December 31, 2023 and 2022).
Purchase commitments
As of December 31, 2024, the Company had $3.9 million of non-cancelable purchase commitments with its third-party manufacturer and suppliers for future deliveries of equipment, components and fixed assets, principally during 2025.
23. Related party disclosures
There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions.
As of December 31, 2023 and 2024, B. Riley Asset Management LLC and Lynrock Lake owned 10% or more of the share capital of the Company. On April 12, 2023, 272 Capital Fund LP, an entity managed by B. Riley Asset Management LLC (“BRAM”) and affiliated with Wes Cummins, a director of the Company and the President of BRAM, purchased 1,310,221 ADSs in the offering. Lynrock Lake also purchased 3,930,663 ADSs. On September 26, 2023, 272 Capital Fund LP purchased 2,120,141 ADSs.
As of December 31, 2022, only B. Riley Asset Management LLC owned 10% or more of the share capital of the Company. On March 11, 2022, 272 Capital Fund LP, an entity managed by B. Riley Asset Management LLC (“BRAM”) and affiliated with Wes Cummins, a director of the Company and the President of BRAM, purchased 2,833,333 ADSs in the offering.
In August 2019, the Company completed the sale of a $5.0 million convertible note, to an affiliate of Nokomis Capital, L.L.C., a beneficial owner of 9.9% of the share capital of the Company at that time. Wesley Cummins, a former (as of February 2020) representative of Nokomis Capital, L.L.C., became a board observer in November 2017, and on June 29, 2018, the shareholders approved Mr. Cummins' nomination to the board of directors. Since February 2020, Nokomis no longer has representation on the board of directors and as of December 31, 2022 has declared itself to be no longer an owner of any shares of the Company.
Effective March 20, 2020, the convertible notes issued in August 2019 were amended to grant the Company two options to extend the term of the note (See Note 14.1).
In August 2022, the Company elected to exercise the option to extend the maturity of the August 2019 note to August 2023, and in August 2023, the Company exercised the option to further extend the maturity to April 2024.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
On April 9, 2021, the Company completed the sale of a $40.0 million convertible note with Lynrock Lake Master Fund LP. As of December 31, 2023, the principal amount and accrued interest of the convertible note amounts to $45.4 million. The note was fully repaid in October 2024.
At the annual shareholders meeting on June 24, 2022, the shareholders approved the nomination of Dr. Sailesh Chittipeddi, Executive Vice President and Head of IoT and Infrastructure business unit of Renesas Electronics Corporation ("Renesas") to the Board of Directors. As of December 31, 2024, Renesas owned 3.14% of the share capital of the Company (3.20% and 4.08% as of December 31, 2023 and 2022, respectively). On November 8, 2023, in connection with contemplated acquisition of the Company by Renesas that was in process at the time (subsequently terminated in February 2024), the Company entered into a Security Purchase Agreement with Renesas Electronics America ("Renesas America") whereby Renesas America agreed to the issuance of an unsecured subordinated note in an aggregate principal amount of $6.0 million. On December 27, 2023 and on February 12, 2024, Renesas America agreed to issue two new unsecured subordinated notes for a total amount of $12.0 million. In October 2024, the Company repaid the loans with accrued paid-in-kind interest for an amount of $19.3 million.
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
On March 19, 2024, Dr. Sailesh Chittipeddi resigned from the Company's Board of Directors.
No other transactions have been entered into with these or any other related parties in 2022, 2023 and 2024, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.
Compensation of key management personnel

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$2,574	$2,689	$5,105
Share-based payment expense for the year	2,903	4,144	2,763
Board members fees to non-executive members	199	199	214
Total compensation expense for key management personnel	$5,676	$7,032	$8,082
Key management personnel comprises the chief executive officer and all executive vice presidents reporting directly to him.
The employment agreement with the chief executive officer calls for the payment of a termination indemnity of an amount equal to eighteen months of his gross annual base remuneration and 150% of bonus in the event of his dismissal without cause by the Board of Directors of the Company, as well as vesting of the ordinary shares that would have been vested during the twelve months following the end of his term. In the event of a change of control, he would be entitled to all the unvested share awards at the date of the change of control.
On July 25, 2023, the board of directors approved a special transaction bonus to Dr. Karam in the amount of €1,000,000 conditional upon the closing the proposed acquisition of the Company by Renesas. The transaction bonus was never paid due to the termination of the proposed transaction by Renesas in February 2024. In addition, on August 15, 2023, the board of directors approved the payment by the Company of legal fees incurred by Dr. Karam in the connection with the negotiation with Renesas of the conditions of his retention as Chief Executive Officer of the Company upon change of control. A total amount of $50,401 in such legal fees were paid during 2023. In October 2024, the board of directors approved a special transaction bonus to Dr. Karam in the amount of €2,000,000 conditional upon closing of the strategic transaction with Qualcomm described in Note 3.
For the year ended December 31, 2024, the Company estimates that approximately $20,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Directors’ interests in an employee share incentive plan

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
The Company granted warrants to certain members of the Board of Directors during the years ended December 31, 2022, 2023 and 2024:
- On June 24, 2022, the shareholders authorized the Board of Directors to grant to each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Sharma, Slonimsky and Cummins warrants to purchase 140,000 ordinary shares. On June 24, 2022, the Board used this authorization to make such grants with an exercise price of 0.65 per ordinary share.
- On June 27, 2023, the shareholders authorized the Board of Directors to grant to Mrs Marced Martin and each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Slonimsky and Cummins warrants to purchase 180,000 ordinary shares. On June 27, 2023, the Board used this authorization to make such grants with an exercise price of $0.54 per ordinary share.
- On June 28, 2024, the shareholders authorized the Board of Directors to grant to Mrs Marced Martin and each of Messrs. de Pesquidoux, Maitre, Nottenburg, Pitteloud, Slonimsky and Cummins warrants to purchase 360,000 ordinary shares. On July 1, 2024, the Board used this authorization to make such grants with an exercise price of $0.13 per ordinary share.
The board members were required to subscribe to the warrants at a price of €0.00001 per warrant for the warrants granted in 2023 and 2024 and €0.00000714 in 2022.
Share-based payment expense incurred in connection with these transactions amounted to $238,000 in the year ended December 31, 2024 (2023: $292,000; 2022: $495,000).

24. Events after the reporting date
On January 16, 2025, the Company acquired 100% of the shares of ACP Advanced Circuit Pursuit AG (“ACP”), a Zurich-based company recognized for its RF IP portfolio and expertise in RF CMOS technology, in an all cash transaction. The acquisition does not meet any of the materiality criteria for disclosure.
On April 3, 2025, the Company announced that it had regained compliance with the New York Stock Exchange (NYSE) continued listing standards. On April 9, 2024, the NYSE notified Sequans of its non-compliance due to the Company’s average global market capitalization falling below$50 million over a consecutive 30-trading-day period, while at the same time, its stockholders’ equity was below $50 million. Additionally, the average closing price of the Company’s American Depositary Shares (ADSs) was below $1.00 per share over a consecutive 30-trading-day period. To address these deficiencies and restore compliance, Sequans took corrective actions, including adjusting the ratio of its ordinary shares represented by ADSs, effective October 9, 2024, and increasing its stockholders’ equity and market capitalization following a $200 million strategic transaction that closed September 30, 2024. The change in exchange ratio had the same effect as a 1-for-2.5 reverse stock split of the ADSs, effectively increasing the trading price of the ADSs to meet NYSE listing requirements. The gains from the strategic transactions resulted in a significant increase in stockholders’ equity. Following these measures, the NYSE has confirmed that Sequans is now fully compliant with all applicable listing requirements.