Form 20-F
period 2025-12-31
SEQUANS COMMUNICATIONS
filed 2026-05-11
CIK 1383395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

Ordinary shares, nominal value €0.01 per share: 1,599,589,702 as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes   ☑  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and "emerging growth company" in Rule 12b-2 of the Exchange Act.:
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
 FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains projections and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, financing plans, our ability to enter into new strategic agreements, expectations for Massive IoT sales, expectations regarding product revenue growth, the impact of inventory in our customers' supply chain on customer demand, our ability to convert our pipeline to revenue, our ability to maintain the NYSE listing of our ADS, and our objectives for future operations, are forward looking statements. These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation:

•our ability to enter into a strategic transaction or secure financing necessary to continue to operate our business;
•our ability to successfully execute our Bitcoin treasury strategy;
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
•the impact of the Ukraine-Russia conflict on our independent contractors located in Ukraine and the Middle East conflicts on our employees located in Israel;
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
•We have significant ongoing capital requirements.
•The semiconductor and communications industries have historically experienced significant fluctuations with prolonged downturns.
•We are subject to risks inherent in our international operations.
•Our business may be impacted by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties beyond our control, including the Russian-Ukraine conflict and the Middle East conflicts.

•We depend on the commercial deployment of 4G LTE narrow band variants and 5G communications equipment, products and services to grow our business.
•Rapidly changing standards could make our semiconductor solutions obsolete.
•The average selling prices of our semiconductor solutions have historically decreased over time and will likely do so in the future.
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
Risks Related to the Manufacture of Our Products
•Global supply chain shortages may negatively affect our business.
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
•If we fail to obtain or maintain an Approved or Authorized IC Designer role under U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) rules, exports of our advanced IC designs or related components could be prohibited.
•We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration.
Risks Related to Our Bitcoin Treasury Strategy and Holdings
•Our Bitcoin strategy exposes us to various risks associated with Bitcoin.
•Bitcoin is a highly volatile asset, and fluctuations in the price of Bitcoin are expected to influence our financial results and the market price of our ADSs.
•Our operating results are dependent on the price of digital assets and Bitcoin. If such price declines, our business, operating results, and financial condition would be adversely affected.
•Our Bitcoin strategy subjects us to enhanced regulatory oversight.
•Due to the unregulated nature and lack of transparency surrounding the operations of many Bitcoin trading venues, Bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in Bitcoin trading venues and adversely affect the value of our Bitcoin.
•The concentration of our Bitcoin holdings could enhance the risks inherent in our Bitcoin strategy.
•Our Bitcoin holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.
•If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Bitcoin, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our Bitcoin and our financial condition and results of operations could be materially adversely affected.
•We face risks relating to the use of third-party advisors connection with the execution of our Bitcoin strategy.
•We face risks relating to the custody of our Bitcoin, including the loss or destruction of private keys required to access our Bitcoin and cyberattacks or other data loss relating to our Bitcoin.
•Regulatory change reclassifying Bitcoin as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of Bitcoin and the market price of our ADSs.
•Our Bitcoin strategy exposes us to risk of non-performance by counterparties.
•Our potential loss of foreign private issuer status will increase our regulatory and compliance costs.
Risks Related to our Secured Convertible Debentures and Potential Future Indebtedness
•Our previously announced plan to redeem the balance of our Secured Convertible Debentures is dependent upon the value of our Bitcoin treasury.

•Our level and terms of indebtedness could adversely affect our ability to raise additional capital to fund other operations, and take advantage of new business opportunities.
•We may not have the ability to raise the funds necessary to repurchase the Secured Convertible Debentures for cash upon a fundamental change or other event which could necessitate repayment of the Secured Convertible Debentures, including the mandatory repayment of the Secured Convertible Debentures required at maturity, and any future debt may contain limitations on our ability to engage in repurchases of the Secured Convertible Debentures.
•The optional conversion feature of the Secured Convertible Debentures, if elected by the holders thereof, may adversely affect our financial condition.
•Conversion of the Secured Convertible Debentures will dilute the ownership interest of existing shareholders or may otherwise depress the price of our ADSs and ordinary shares.
•Fair value accounting for embedded derivatives in our debt instruments could generate significant earnings volatility and adversely affect investor perception, our stock price, and compliance with financial covenants.
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
Risks Related to Our Internal Control Over Financial Reporting
•We identified material weaknesses in our internal control over financial reporting during 2024 and 2025 and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements or otherwise adversely affect the accuracy, reliability or timeliness of our financial statements.
Risks Related to Ownership of Our Shares and ADSs
•Our failure to maintain compliance with the Continued Listing Criteria of the New York Stock Exchange (NYSE) may result in the delisting of our ADSs.
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
•U.S. holders of the ADSs may suffer adverse tax consequences from our characterization as a Passive Foreign Investment Company.
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

•The exercise or conversion of outstanding stock options, restricted shares, warrants and convertible notes into ordinary shares will dilute the percentage ownership of our other shareholders.

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
•Our Swiss pension plan exposes us to various risks, including investment risk, interest rate risk, longevity risk and risk related o underfunding of the pension plan.

Risks Related to Our Business and Industry
We have a history of losses and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.
We have incurred losses on an annual basis since inception, with the exception of the year ended December 31, 2024 due to an unusual and significant gain on the one-time sale of certain 4G assets. Without this gain, we would have been in a loss position in 2024 as well. We experienced net loss of $109.3 million in 2025, including an unrealized loss on the impairment in the value of Bitcoin of $67.4 million. At December 31, 2025, our accumulated deficit was $145.1 million. We expect to continue to incur significant expense related to the development of our future products and expansion of our business, although at a lower rate than in 2025. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. If we do not, we may not be able to achieve or maintain profitability, and we may continue to incur significant losses in the future.
Our industry is subject to rapid technological change that could result in decreased demand for our products and those of our customers, or result in new specifications or requirements for our products, each of which could negatively affect our revenues, margins and operating results.
The markets in which we and our customers compete or plan to compete are characterized by rapidly changing technologies and industry standards and technological obsolescence, including the evolving trends in IoT and the emergence of several variants of 5G. Our ability to compete successfully depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in any of our target markets could harm our competitive position within these markets. In addition, such shifts can cause a significant decrease in our revenues and adversely affect our operating results. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenue and a loss of design wins. The development of new technologies and products generally requires substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new technologies and products, including our 5G products, although at a lower level than in 2025. It is possible that our development efforts will not be successful and that our new technologies and products will not be accepted by customers or result in meaningful revenue. If the semiconductor solutions we develop fail to meet market or customer requirements or expectations, or do not achieve market acceptance, our operating results and competitive position would suffer.
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
During periods of economic or market slow-down, we must also effectively manage our expenses to preserve our ability to carry out such research and development. We are likely to incur product and market development costs earlier than some of the anticipated benefits, and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize at all, which could harm our operating results. We dedicate a large portion of our operating expenses to our development of new products, which we do not expect will result in significant product revenues in the short term.
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
Our top ten customers accounted for 92%, 97% and 88% of our total revenue in 2023, 2024 and 2025 respectively. Two customers each accounted for more than 10% of our total revenue in 2023, three customers each accounted for more than 10% of our total revenue in 2024, and three customers each accounted for more than 10% of our total revenue in 2025. The following table summarizes customers representing a significant portion of total revenue:

Customer	% of total revenues for the year ended December 31,			% of our trade receivable at December 31,
	2023	2024	2025	2025
A	—%	53%	33%	—%
B	Less than 10%	15%	13%	28%
C	56%	12%	Less than 10%	—%
D	16%	Less than 10%	—%	—%
We expect that some of our customers could each represent at least 10% of our revenue in 2026. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would harm our financial condition and results of operations. Furthermore, we must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. If we fail to expand our customer relationships, our business could be harmed.
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
We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our revenue and market share may decline. We face or expect to face competition from established semiconductor companies such as Qualcomm Incorporated, Nordic Semiconductor, MediaTek and UNISOC Technologies, as well as smaller actors in the market such as Altair Semiconductor (Sony), GCT Semiconductor and Eigencomm.
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
•our ability to conform to industry standards while developing new and proprietary technologies to offer products and features previously not available in the 5G markets;
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

Our business requires significant capital investment to carry out extensive research and development to remain competitive. At the same time, demand for our products is highly variable and there have been downturns. If our cash on hand, net proceeds from financing activities including sale of our Bitcoin treasury, and cash generated from operations are not sufficient to fund our operations and capital requirements, we may be required to limit our growth, or enter into financing arrangements at unfavorable terms, any of which could harm our business and financial condition.
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
The semiconductor industry has historically been cyclical, experiencing periods of increased demand and production constraints, including recent supply chain challenges and increases in prices. When this occurs, we may not be able to obtain sufficient quantities of our semiconductor solutions to meet the increased demand, resulting in lost sales, loss of market share and harm to our customer relationships. We may also have difficulty in obtaining sufficient assembly and testing resources from our subcontract manufacturers. The semiconductor industry has periodically experienced significant downturns in customer demand. Because a significant portion of our expenses is fixed in the near term or is incurred in advance of anticipated sales, we may not be able to decrease our expenses rapidly enough to offset any unanticipated shortfall in revenue. If this situation occurs, it could harm our operating results, cash flow and financial condition. Furthermore, any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that we target, may harm our ability to generate revenue and could negatively impact our operating results.
The communications industry has experienced pronounced downturns, and these cycles may continue in the future. A future decline in global economic conditions and increasing inflationary pressure could have adverse, wide-ranging effects on demand for our semiconductor solutions and for the products of our customers, particularly wireless communications equipment manufacturers or other participants in the wireless industry, such as wireless carriers. Recent increases in inflation and interest rates and economic recessions that harm the global economy and capital markets also harm our customers and our end consumers. Specifically, the continued deployment of new 5G networks requires significant capital expenditures, and wireless carriers may choose not to undertake network expansion efforts during an economic downturn or time of other economic uncertainty. Our customers’ ability to purchase or pay for our semiconductor solutions and services, obtain financing and upgrade wireless networks could be harmed, and networking equipment providers may slow their research and development activities, cancel or delay new product development, reduce their inventories and take a cautious approach to acquiring our products, which would have a significant negative impact on our business. If such economic situations were to continue or worsen, our operating results, cash flow and financial condition could be harmed. In the future, any of these trends may also cause our operating results to fluctuate significantly from year to year.
We are subject to risks inherent in our international operations.
Our international revenues account for a substantial majority of our total revenues. As a result, we must provide significant service and support globally. We intend to maintain our international operations and expect to incur costs doing so. We cannot assure you that we will be able to recover our investments in international markets. Our results of operations could be adversely affected by a variety of factors, including:
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
Our business may be impacted by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties beyond our control, including the Russian-Ukraine conflict and Middle East conflicts.
War, terrorism, geopolitical uncertainties and other business interruptions could cause damage to, disrupt or cancel sales of our products and services on a global or regional basis, which could have a material adverse effect on our business or vendors with which we do business. Such events could also make it difficult or impossible for us to deliver products and services to our customers, or to advance our product development efforts. In addition, territorial invasions can lead to cybersecurity attacks on technology companies, such as ours, located far outside of the conflict zone. In the event of prolonged business interruptions due to geopolitical events, we could incur significant losses, require substantial recovery time and experience significant expenditures to resume our business operations.
We outsource some application software development and testing activities to a Kyiv, Ukraine-based dedicated team of 22 software engineers from a global US-based independent third-party provider of engineering services. If the ongoing Russian-Ukraine conflict intensifies, or if Ukraine experiences further political instability, the engineers in Ukraine may be unable to work for a sustained period of time, which could adversely impact our research and development operations. We also have operations and 25 employees in Israel. We have developed contingency plans if these engineers are unable to continue working on their projects for us for a sustained period of time, but if our contingency plans are not effective, or sanctions are imposed that prevent us from conducting business in Ukraine or Israel, we could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on our revenues.
We do not and cannot know if the current uncertainties in these geopolitical areas, which are unfolding in real-time, may escalate and result in broad economic and security conditions, which could result in material implications for our business. In addition, our insurance policies typically contain a war exclusion and we do not know how our insurers are likely to respond in the event of a loss alleged to have been caused by geopolitical uncertainties.
We depend on the commercial deployment and expansion for 5G narrow band variants communications equipment, products and services to grow our business, and our business may be harmed if wireless carriers delay in the expansion of 5G narrow band standards, or if they deploy technologies that are not supported by our solutions.
We depend upon the continued commercial deployment of 5G wireless communications equipment, products and services based on our technology. Deployment of new networks by wireless carriers requires significant capital expenditures, well in advance of any revenue from such networks. If the rate of deployment of new networks or their expansion by wireless carriers is slower than we expect, this will reduce the sales of our products and could cause OEMs and ODMs to hold excess inventory. This would harm our revenues and our financial results.
The worldwide commercial deployment and adoption of the narrow band 5G variants are expected to expand further the markets for Internet of Things devices. If deployments of the 5G standards are delayed or if competing standards for Internet of Things devices become favored by wireless carriers, we may not be able to successfully increase sales of our 5G products, which would harm our revenues and our financial results.
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
Average selling prices of our semiconductor solutions have historically decreased over time, although such decreases were reduced or eliminated during the inflationary period from 2022 to 2025. In general, we expect such declines to continue to occur in the future for similar products with similar features, although in times of overall cost increases in the industry for silicon and components, we may be able to pass on some or all cost increases to our customers. Our gross profits and financial results will suffer if we are unable to offset reductions in our average selling prices by reducing our costs, developing new or enhanced semiconductor solutions on a timely basis with higher selling prices or gross profits, or increasing our sales volumes. Even if we are successful in reducing our costs or improving sales volumes, such improvements may not be sufficient to offset declines in average selling prices in the future. Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs and our costs may even increase, either of which would reduce our margins if we are not able to pass on cost increases to customers in the form of higher sales prices. In the past, we have reduced the prices of our semiconductor solutions in line with, and at times in advance of, competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to do so again in the future.

Fluctuations in foreign exchange rates may harm our financial results.
Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars, and the payment terms of all of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro, and to a lesser extent the British pound sterling, the Swiss franc and the New Israeli shekel. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, in particular the U.S. dollar to euro exchange rate. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, as measured using the Company's 2025 weighted average exchange rate of one euro = $1.1190, we estimate the impact, in absolute terms, on operating expenses and on financial liabilities for the year ended December 31, 2025 would have been $2.5 million.
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
Risks Related to the Manufacture of Our Products
Global supply chain shortages may adversely affect our business.

Any disruptions to our supply chain, significant increase in component costs, or shortages of critical components, could decrease our sales, earnings, and liquidity or otherwise adversely affect our business and result in increased costs. For example, in 2021 and 2022, we experienced significant supply constraints for PCB and other standard components, including crystals and flash, and our supply of silicon wafers from Taiwan Semiconductor Manufacturing Company Limited, or TSMC, were placed on allocation. We are currently experiencing industry-wide capacity constraints for components such as memory as well as in our supply of silicon wafers from TSMC and expect such constraints to continue throughout 2026 at least. The allocation of wafers has impacted our ability to fulfill customer orders in the past, and we may not get sufficient allocation to meet demand in the future. Such a disruption could occur as a result of any number of events, including, but not limited to: an extended closure of or any slowdown at our suppliers' plants or shipping delays due to global pandemics, market shortages due to the surge in demand from other purchasers for critical components, increases in prices, the imposition of regulations, quotas or embargoes or tariffs on components or our products themselves, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, third-party interference in the integrity of the products sourced through the supply chain, cyberattacks, the unavailability of raw materials, severe weather conditions, adverse effects of climate change, natural disasters, geopolitical developments, war or terrorism and disruptions in utilities and other services. In addition, the development, licensing, or acquisition of new products in the future may increase the complexity of supply chain management. Failure to effectively manage the supply of components and products would adversely affect our business.
Certain natural disasters, such as fires, coastal flooding, large earthquakes, volcanic eruptions or pandemics, may negatively impact our business. Any disruption to the operations of our foundry and assembly and testing subcontractors or our supply chain could cause significant delays in the production or shipment of our products.
If fires, coastal flooding, a large earthquake, volcanic eruption, new pandemic or other natural disaster were to directly damage, destroy or disrupt our partners’ manufacturing facilities or the facilities of our testing, assembly and manufacturing contractors or our component suppliers, it could disrupt our operations, delay new production and shipments of existing inventory, or result in costly repairs, replacements, the need to find alternative suppliers or other costs, all of which would negatively impact our business. If such events occur and we are unable to qualify additional suppliers prior to exhausting our current inventory or are unable to source alternative components in sufficient quantity, we could experience significant delays in the production or shipment of our semiconductor solutions or experience significant increases in our supply chain costs until we are able to shift our supply to an alternative vendor. These events and their consequences could negatively impact our results of operations and cash flows, both during and after the period of operational difficulties, and could harm our reputation.
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
The semiconductor business is characterized by ongoing competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our products, whether by adverse purchase price or manufacturing cost variances, inflationary pressures, or due to other factors such as tariffs, will reduce our gross margins and operating profit. For example, in 2025, sustained demand for AI‑driven computing, memory, and data‑center technologies contributed to capacity constraints across the semiconductor supply chain, prompting several of our suppliers to implement price increases. While we were generally able to reflect these higher input costs in our pricing to customers during the year, there is no assurance that we will be able to do so in future periods, which could adversely affect our margins. We do not have long-term supply agreements with our manufacturing, testing or assembly suppliers, although with large suppliers we typically negotiate pricing on an annual basis. With other suppliers we typically negotiate on a purchase order by purchase order basis. We may not be able to obtain price reductions, or anticipate or prevent future price increases from our suppliers. Because we have a sole supplier of wafers and limited sources of testing and assembly for both chipsets and modules, we may not be able to negotiate favorable pricing terms from our suppliers. These and other related factors could impair our ability to control our costs and could harm our operating results.
We outsource our assembly, testing, warehousing and shipping operations to third parties, and if these parties fail to produce and deliver our products in a timely manner and in accordance with our specifications, our reputation, customer relationships and operating results could suffer.
We rely on third parties for the assembly, testing, warehousing and shipping of our products. We currently rely on outsourced semiconductor assembly and test (OSAT) suppliers such as Advanced Semiconductor Engineering ChungLi (ASECL), Advanced Semiconductor Engineering, Inc. (ASEKH) and Silicon Precision Industries Limited (SPIL) and for most of our chipset assembly and testing. We rely on Asiatel Technologies Co. and WNC, NEWEB Vietnam Co Ltd. for manufacturing of our modules. We further rely on a single company for logistics and storage. We depend on these parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. We are unable to maintain the same level of oversight and control of these outsourced operations as we would if we were to conduct them internally.

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
If we fail to obtain or maintain an Approved IC Designer role under U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) rules, exports of our advanced IC designs or related components could be prohibited, which could materially and adversely affect our business, financial condition, and results of operations.
The U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) has established stringent export control regulations governing the design, development, and export of advanced integrated circuit (“IC”) technologies. In order to export certain advanced IC designs or related components, companies must obtain and maintain an Approved IC Designer role. If we are unable to obtain or maintain this status, we may be prohibited from exporting our advanced IC designs or related components to certain customers, regions, or end-users.
Failure to comply with BIS rules could result from a variety of factors, including changes in regulatory requirements, evolving interpretations of export control laws, administrative errors, or deficiencies in our internal compliance programs. Any such failure could lead to the suspension or revocation of our export privileges, the imposition of significant civil or criminal penalties, and reputational harm. In addition, the inability to export our products could result in the loss of key customers, reduced revenue, and diminished competitiveness in global markets.
Furthermore, the process of obtaining and maintaining Approved or Authorized IC Designer status is complex and resource-intensive, requiring ongoing investment in compliance infrastructure, employee training, and legal oversight. Any future changes to BIS regulations or enforcement priorities could increase our compliance burden or restrict our ability to serve certain markets. As a result, our business, financial condition, and results of operations could be materially and adversely affected if we are unable to obtain or maintain the necessary BIS approvals or if our compliance attestations are deemed insufficient.
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

Risks Related to Our Bitcoin Strategy and Holdings

Our Bitcoin strategy exposes us to various risks, including risks associated with Bitcoin.

Bitcoin is a highly volatile asset. Bitcoin is a highly volatile asset that has traded below $50,000 per Bitcoin and above $120,000 per Bitcoin in the past two years. The trading price of Bitcoin has decreased significantly since July 2025, and further declines may occur again in the future.
Our assets are currently concentrated in Bitcoin. A large portion of our assets are currently concentrated in our Bitcoin holdings. The concentration of our assets in Bitcoin limits our ability to mitigate risk that could otherwise be achieved by holding a more diversified portfolio of treasury assets.
We are subject to counterparty risks, including in particular risks relating to our custodians. Although we believe we mitigate our counterparty risks by storing all of the Bitcoin we own in custody accounts at a U.S.-based, institutional-grade custodian and negotiating contractual arrangements intended to establish that our property interest in custodially-held Bitcoin is not subject to claims of our custodians’ creditors, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodially-held Bitcoin were nevertheless considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such Bitcoin, or delaying or hindering our access to our Bitcoin holdings, and this may ultimately result in the loss of the value related to some or all of such Bitcoin, which could have a material adverse effect on our financial condition as well as the market price of our ADSs.
The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of Bitcoin. A series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital assets industry in recent years have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our Bitcoin, nor have such events adversely impacted our access to our Bitcoin, they have, in the short-term, likely negatively impacted the adoption rate and use of Bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of Bitcoin, limit the availability to us of financing collateralized by Bitcoin, or create or expose additional counterparty risks.
Changes in the accounting standards or our strategy related to our Bitcoin holdings could have significant accounting impacts, including increasing the volatility of our results. In accordance with IAS 38 Intangible Assets, we account for the investment in Bitcoin as an intangible asset, with any decrease in the market value of the investment reflected at each balance sheet date. Under International Financial Reporting Standards (“IFRS”), reductions in value below historical cost are recorded as losses in the statement of profit and loss. Gains are not reflected in the statement of profit and loss until realized. This differs from US Generally Accepted Accounting Principles (US GAAP) Accounting Standard Update (ASU) 2023-08 which requires companies to measure their Bitcoin holdings at fair value in the statement of financial position, and to recognize gains and losses from changes in the fair value of Bitcoin in net income each reporting period. Should IFRS accounting standards change in the future to converge with US GAAP, the volatility in the price of Bitcoin could have a material impact on our financial results, increase the volatility of our financial results, and affect the carrying value of our Bitcoin on our balance sheet. These impacts could in turn have a material adverse effect on our financial results and the market price of our ADSs.
Our Bitcoin strategy subjects us to heightened regulatory scrutiny. Our Bitcoin strategy exposes us to heightened regulatory scrutiny from the SEC and other agencies. There are increased risks related to anti-money laundering, sanctions compliance, and the potential for regulatory actions if the company inadvertently transacts with illicit actors. Using Bitcoin as collateral and engaging in related financial strategies may trigger additional compliance requirements under money transmission, commodities, and securities laws. Regulatory focus on digital assets has intensified following events like the FTX collapse, which could lead to higher costs or restrictions. Additionally, private institutions may take actions that negatively affect the company due to concerns about its Bitcoin exposure.
The emergence or growth of other digital assets could have a negative impact on the price of Bitcoin and adversely affect our business. Our financial condition is particularly exposed to this risk because our assets are concentrated in Bitcoin. Alternative digital assets, such as Ethereum—which has adopted a more energy-efficient validation method—and stablecoins, which are designed to maintain a constant value, are gaining popularity and market share. Additionally, central banks are developing their own digital currencies (CBDCs), which could further compete with or even replace Bitcoin as a medium of exchange or store of value. If these alternatives are perceived as superior or become widely adopted, the demand for Bitcoin could decrease, adversely affecting our business and financial results.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of, and use cases for, digital assets, market perception of digital assets, and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict.

Bitcoin is a highly volatile asset, and fluctuations in the price of Bitcoin are likely to continue to influence our financial results and the market price of our ADSs.
Bitcoin is a highly volatile asset, and fluctuations in the price of Bitcoin have and are likely to continue to influence our financial results and the market price of our ADSs. Our financial results and the market price of our ADSs have been and may continue to be adversely affected, and our business and financial condition would be negatively impacted, if the price of Bitcoin decreased substantially (as it has in the past, including in 2022 and since July 2025).

Our operating results are dependent on the price of Bitcoin. If such price declines, our business, operating results, and financial condition would be adversely affected.
Any declines in the volume of Bticoin transactions, the price of Bitcoin, or market liquidity for Bitcoin may adversely affect our operating results. As part of our Bitcoin strategy, we have significant investments in Bitcoin. Our operating results will be impacted by the change in value of Bitcoin, and should the Company purchase, sell or trade Bitcoin in the future, by the revenue and profits we may generate from such purchases, sales or trades and the financial contracts linked to Bitcoin. The price of digital assets and associated demand for buying, selling, and trading of digital assets have historically been subject to significant volatility. For instance, in 2017 and 2021, the value of certain digital assets, including Bitcoin, experienced steep increases in value, followed by steep declines in 2018 and 2022. After recovering from the 2018 decline and reaching record highs in December 2021, the value of the total crypto market cap declined by approximately 64% in the twelve months ended December 31, 2022. The collapse of several companies in the digital assets industry such as Celsius, Voyager and FTX impacted digital assets prices in 2022 and the majority of 2023. Since October 2025 when Bitcoin hit a high of over $125,000 per Bitcoin, the price has dropped to as low as $65,540. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery.
There is no assurance that any digital asset will maintain its value or that there will be meaningful levels of trading activities. For example, in 2022 we witnessed dampened demand for trading digital assets in the wake of industry turmoil. Since October 2025 when Bitcoin hit a high of over $125,000 per Bitcoin, the price has dropped to as low as $65,540. If the price of digital assets or the demand for trading digital assets continue to decline, our business, operating results, and financial condition could be adversely affected.

Our Bitcoin strategy subjects us to enhanced regulatory oversight.
Several spot Bitcoin ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at net asset value. Even though we are not, and do not function in the manner of, a spot Bitcoin ETP, it is possible that we nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to our Bitcoin holdings.
In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our Bitcoin through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our Bitcoin from bad actors that have used Bitcoin to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in Bitcoin by us may be restricted or prohibited.
A significant portion of our current Bitcoin holdings serve as collateral securing our outstanding indebtedness pursuant to the secured convertible debentures that we issued on July 7, 2025 (the “Secured Convertible Debentures”), and may continue to serve as collateral for such indebtedness in the future. We may also consider pursuing strategies to create income streams or otherwise generate funds using our Bitcoin holdings. These types of Bitcoin-related transactions are the subject of enhanced regulatory oversight. These and any other Bitcoin-related transactions we may enter into, beyond simply acquiring and holding Bitcoin, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX, one of the world’s largest cryptocurrency exchanges, in November 2022. The FTX collapse may have increased regulatory focus on the digital assets industry. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting Bitcoin, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in Bitcoin.
In addition, private actors that are wary of Bitcoin or the regulatory concerns associated with Bitcoin have in the past taken and may in the future take further actions that may have an adverse effect on our business or the market price of our ADSs. For example, it is possible that a financial institution could restrict customers from buying shares of our ADSs if it were to determine that our ADSs’ value is closely tied to the performance of Bitcoin, signaling a reluctance to facilitate exposure to virtual currencies.

Due to the unregulated nature and lack of transparency surrounding the operations of many Bitcoin trading venues, Bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in Bitcoin trading venues and adversely affect the value of our Bitcoin.
Bitcoin trading venues are relatively new and, in many cases, unregulated. Furthermore, there are many Bitcoin trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in Bitcoin trading venues, including prominent exchanges that handle a significant volume of Bitcoin trading and/or are subject to regulatory oversight, in the event one or more Bitcoin trading venues cease or pause for a prolonged period the trading of Bitcoin or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.
In 2019, there were reports claiming that 80-95% of Bitcoin trading volume on trading venues was false or non-economic in nature, with specific focus on unregulated exchanges located outside of the United States. The SEC also alleged as part of its June 5, 2023, complaint against Binance Holdings Ltd. that Binance committed strategic and targeted “wash trading” through its affiliates to artificially inflate the volume of certain digital assets traded on its exchange. The SEC has also brought recent actions against individuals and digital assets market participants alleging that such persons artificially increased trading volumes in certain digital assets through wash trades, or repeated buying and selling of the same assets in fictitious transactions to manipulate their underlying trading price. Such reports and allegations may indicate that the Bitcoin market is significantly smaller than expected and that the United States makes up a significantly larger percentage of the Bitcoin market than is commonly understood. Any actual or perceived wash trading in the Bitcoin market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our Bitcoin.
Negative perception, a lack of stability in the broader Bitcoin markets and the closure, temporary shutdown or operational disruption of Bitcoin trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the Bitcoin ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in Bitcoin and the broader Bitcoin ecosystem and greater volatility in the price of Bitcoin. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX, and BlockFi filed for bankruptcy, following which the market prices of Bitcoin and other digital assets significantly declined. In addition, in June 2023, the SEC announced enforcement actions against Coinbase, Inc., and Binance Holdings Ltd., two providers of large trading venues for digital assets, which similarly was followed by a decrease in the market price of Bitcoin and other digital assets. These were followed in November 2023, by an SEC enforcement action against Payward Inc. and Payward Ventures Inc., together known as Kraken, another large trading venue for digital assets. While the complaint against Coinbase, Inc. was dismissed in February 2025, the complaint against Payward Inc. and Payward Ventures Inc. was dismissed with prejudice in March 2025, and the complaint against Binance Holdings Ltd. was dismissed on May 29, 2025, the SEC or other regulatory agencies may initiate similar actions in the future. As the price of our ADSs is affected by the value of our Bitcoin holdings, the failure of a major participant in the Bitcoin ecosystem could have a material adverse effect on the market price of our ADSs.

The concentration of our Bitcoin holdings could enhance the risks inherent in our Bitcoin strategy.
The concentration of our Bitcoin holdings limits the risk mitigation that we could achieve if we were to purchase a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our Bitcoin strategy. Any future significant declines in the price of Bitcoin would have, a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets.

Our Bitcoin holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.
Historically, the Bitcoin market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our Bitcoin at favorable prices or at all. For example, a number of Bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, our Bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.
Further, Bitcoin we hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation.
Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered Bitcoin or otherwise generate funds using our Bitcoin holdings, including in particular during times of market instability or when the price of Bitcoin has declined significantly. If we are unable to sell our Bitcoin, enter into additional capital raising transactions, including capital raising transactions using Bitcoin as collateral, or otherwise generate funds using our Bitcoin holdings, or if we are forced to sell our Bitcoin at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Bitcoin, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our Bitcoin and our financial condition and results of operations could be materially adversely affected.
Substantially all of the Bitcoin we own will be held in custody accounts at one or more institutional-grade digital assets custodians. Further, third-party service providers provide us with material services in connection with the Bitcoin strategy. Security breaches and cyberattacks are of particular concern with respect to our Bitcoin. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the Bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital assets exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

•a partial or total loss of our Bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our Bitcoin;

•harm to our reputation and brand;

•improper disclosure of data and violations of applicable data privacy and other laws; or

•significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.
Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital assets networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader Bitcoin blockchain ecosystem or in the use of the Bitcoin network to conduct financial transactions, which could negatively impact us.
Attacks upon systems across a variety of industries, including industries related to Bitcoin, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. In the past, hackers have successfully employed a social engineering attack against one of our service providers and misappropriated our digital assets, although, to date, such events have not been material to our financial condition or operating results. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements since the onset of the COVID-19 pandemic. The risk of cyberattacks could also be increased by cyberwarfare in connection with geopolitical conflicts, such as the ongoing Russia-Ukraine conflict, or conflicts in the Middle East, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the Bitcoin industry, including third-party services on which we rely, could materially and adversely affect our business.

We face risks relating to the use of third-party advisors connection with the execution of our Bitcoin strategy.
We use third-parties to provide advisory services related to the execution of our Bitcoin strategy. We pay or may pay fees and incentive fees to such third-parties, and may reimburse such third-parties for certain expenses they incur. The fees may be based on a percentage of our net assets and, consequently, such third-parties may have conflicts of interest in connection with decisions that could affect our net assets, such as decisions as to whether and when to make future investments. The departure or termination of, or any misconduct of the third-party advisors, or of a significant number of professionals who act as agents of, or provide support to, the third-party advisors, could have a material adverse effect on our business, financial condition or the results of our operations.

We face risks relating to the custody of our Bitcoin, including the loss or destruction of private keys required to access our Bitcoin and cyberattacks or other data loss relating to our Bitcoin.
We hold substantially all of our Bitcoin in custody accounts at a U.S.-based, institutional-grade custodian that has demonstrated records of regulatory compliance and information security, and as we further execute on our strategy, we may expand our holdings to multiple similar custodians. Our custodial services contract does, and any future contracts will, not restrict our ability to reallocate our Bitcoin among our custodians, and our Bitcoin holdings may be concentrated with a single custodian from time to time, such as presently as we negotiate new arrangements. In light of the significant amount of Bitcoin we will hold, we will continually seek to engage additional custodians to achieve a greater degree of diversification in the custody of our Bitcoin as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital assets custodians that we believe can safely custody our Bitcoin, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable or take other measures to custody our Bitcoin, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.
Any insurance that may cover losses of our Bitcoin holdings will cover only a small fraction of the value of the entirety of our Bitcoin holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our Bitcoin. Moreover, our use of custodians exposes us to the risk that the Bitcoin our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such Bitcoin. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we may maintain related to our Bitcoin.
Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the Bitcoin is held. While the Bitcoin blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the Bitcoin held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the Bitcoin held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The Bitcoin and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Regulatory change reclassifying Bitcoin as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of Bitcoin and the market price of our ADSs.
Under Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940 (the “Investment Company Act”), a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.
A significant portion of our assets are concentrated in our Bitcoin holdings. While senior SEC officials have stated their view that Bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could lead to our classification as an “investment company” under the Investment Company Act, which would subject us to significant additional regulatory controls that could have a material adverse effect on our ability to execute on our Bitcoin strategy, and our business and operations and may also require us to substantially change the manner in which we conduct our business.
In addition, if Bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of Bitcoin and in turn adversely affect the market price of our ADSs.

Our Bitcoin strategy exposes us to risk of non-performance by counterparties.
Our Bitcoin strategy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of Bitcoin, a loss of the opportunity to generate funds, or other losses.
Our primary counterparty risk with respect to our Bitcoin is custodian performance obligations under the various custody arrangements we have entered into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital assets industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc., Binance Holdings Ltd., and Kraken, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company have highlighted the perceived and actual counterparty risk applicable to digital assets ownership and trading. Although these bankruptcies, closures and liquidations have not resulted in any loss or misappropriation of our Bitcoin, nor have such events adversely impacted our access to our Bitcoin, legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.
While all of our custodians are subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held Bitcoin will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our Bitcoin holdings, we would become subject to additional counterparty risks. Any significant non-performance by counterparties, including in particular the custodians with which we custody substantially all of our Bitcoin, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our potential loss of foreign private issuer status will increase our regulatory and compliance costs.
We may lose foreign private issuer status as soon as the beginning of 2027 depending on whether the majority of our assets will be held in the United States. Following the loss of foreign private issuer status, we will no longer be eligible to use the rules designated for foreign private issuers and will be required to comply with the reporting regime that applies to US domestic public companies. The regulatory and compliance costs to us under US securities laws as a US domestic public company will potentially be greater than the costs incurred as a foreign private issuer. Among other consequences, once we are not a foreign private issuer, we will be required to file periodic and current reports and registration statements on US domestic public company forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer and are generally required to be filed within shorter time periods. In addition, we will be required to comply with the proxy requirements applicable to US domestic public companies and will lose the ability to rely on exemptions from corporate governance requirements that are available to foreign private issuers.

Risks Related to our Secured Convertible Debentures and Potential Future Indebtedness

Our previously announced plan to redeem the balance of our Secured Convertible Debentures is dependent upon the value of our Bitcoin treasury.

As part of our Bitcoin treasury strategy, we issued $189 million aggregate principal amount of Secured Convertible Debentures in July 2025. In November 2025, we redeemed 50% of our outstanding Secured Convertible Debentures to enhance financial flexibility, reduce our Debt-to-NAV ratio and boost share buyback capacity. In February 2026, we announced the plan to redeem in full the remaining $94.5 million of outstanding Debentures at a cash price equal to one hundred percent of the principal amount being redeemed, plus any accrued and unpaid interest. Subject to certain restrictions set forth in the Debentures, the redemption will be funded by the sale of Bitcoin held in a securities account to secure the Debentures (the “Bitcoin Collateral Account”) in increments such that, on or before June 1, 2026, either the Debentures will be fully redeemed or all 1,617 Bitcoin in the Bitcoin Collateral Account will have been sold to fund the redemption of the applicable portion of the principal amount of outstanding Debentures. To the extent that any principal amount or any accrued and unpaid interest thereon remains outstanding (the “Outstanding Amount”) following the release of all 1,617 Bitcoin from the Bitcoin Collateral Account, such Outstanding Amount shall not be subject to repurchase by the Company at the option of any holder of the Debentures until January 7, 2027 at the earliest, except as otherwise set forth in the Debentures. If the value of the remaining Bitcoin declines, we may not be able to redeem the outstanding debentures in full, and we will continue to be subject to the risks set forth in this section.

Our level and terms of indebtedness could adversely affect our ability to raise additional capital to fund our operations, and take advantage of new business opportunities.

Our indebtedness, whether currently existing or incurred in the future, could have important consequences to us, including:

•limiting our ability to use a substantial portion of our cash flow from operations in other areas of our business, including for working capital, developing our products and services, capital expenditures, and other general business activities and investment opportunities in our company, because we must dedicate a substantial portion of these funds to pay interest on and/or service our debt;

•limiting our ability to obtain additional financing in the future for working capital, capital expenditures, debt service, acquisitions, execution of our strategy, and other expenses or investments planned by us;

•limiting our flexibility and our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation, our business, and our industry;

•increasing our vulnerability to a downturn in our business and to adverse economic and industry conditions generally;

•requiring us to maintain Bitcoin or liquid assets to cover any repurchase, conversion or collateral requirement of the Secured Convertible Debentures;

•placing us at a competitive disadvantage as compared to our competitors that are less leveraged; and

•limiting our ability, or increasing the costs, to refinance indebtedness.

We may be unable to service our indebtedness, which could cause us to default on our debt obligations and could force us into bankruptcy or liquidation.

Our ability to make scheduled payments on and to refinance our indebtedness depends, and will depend, on and is subject to the value of our Bitcoin and our financial and operating performance, which is influenced, in part, by general economic, financial, competitive, legislative, regulatory, counterparty business, and other risks that are beyond our control, including the availability of financing in the U.S. banking and capital markets. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or restructure or refinance our indebtedness. We cannot assure you that future borrowings will be available to us in an amount sufficient to enable us to service our indebtedness, to refinance our indebtedness, or to fund our other liquidity needs. Even if refinancing indebtedness is available, any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or our financial covenants, which could cause us to default on our debt obligations. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness.

Upon the occurrence of an event of default under our indebtedness (whether currently existing or incurred in the future), the holders of the defaulted indebtedness could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest. Any of these events could in turn result in cross-defaults under any other indebtedness. We may not have sufficient funds available to pay the amounts due upon any such default, particularly in the event that there has been a decrease in the market value of our Bitcoin holdings, and we may not be able to raise additional funds to pay such amounts on a timely basis, on terms we find acceptable, or at all. Any financing that we may undertake under such circumstances could result in substantial dilution of our existing stockholders, and in the absence of being able to obtain such financing, we could be forced into bankruptcy or liquidation.

We may not have the ability to raise the funds necessary to repurchase the Secured Convertible Debentures for cash upon a fundamental change or other event which could necessitate repayment of the Secured Convertible Debentures, including the mandatory repayment of the Secured Convertible Debentures required at maturity, and any future debt may contain limitations on our ability to engage in repurchases of the Secured Convertible Debentures.

Upon a Fundamental Change as defined in the Secured Convertible Debentures, all holders of the Secured Convertible Debentures will have the right, at each holder’s option, to require us to repurchase for cash all or any portion of such holder’s Secured Convertible Debenture at a repurchase price equal to the outstanding principal balance to be so repurchased, plus all accrued and unpaid interest thereunder as of the date of such repurchase, plus the Payment Premium as defined in the Secured Convertible Debentures, in respect of such principal balance and accrued and unpaid interest.

In order to obtain sufficient funds to pay the pay cash to repurchase the Secured Convertible Debentures or otherwise repay the Secured Convertible Debentures at maturity, we expect that we may have to refinance the Secured Convertible Debentures or obtain a waiver from the applicable holders of the Secured Convertible Debentures and we may not be able to refinance the Secured Convertible Debentures on reasonable terms, if at all. Absent a waiver from the applicable holders of the Secured Convertible Debentures, our failure to repurchase all validly tendered Secured Convertible Debentures or repay the Secured Convertible Debentures at maturity would be an event of default under the Secured Convertible Debentures. Additionally, the collateral held by the collateral agent under the Secured Convertible Debentures may not be available to us to repurchase or repay the Secured Convertible Debentures since that collateral is subject to release only in accordance with the terms of the Secured Convertible Debentures.

Moreover, the exercise by holders of the Secured Convertible Debentures of their right to require us to repurchase such Secured Convertible Debentures could cause a default under future debt agreements, even if the change of control or fundamental change itself does not, due to the financial effect of such repurchase on us.

Any future debt may contain limitations on our ability to (i) pay cash upon repurchase of the Secured Convertible Debentures or (ii) sell certain Bitcoin or other assets to generate cash that can be used to make such cash payments.

The optional conversion feature of the Secured Convertible Debentures, if elected by the holders thereof, may adversely affect our financial condition.

In the event the optional conversion feature of the Secured Convertible Debentures is elected to be used by any holders, holders of the applicable Secured Convertible Debentures will be entitled to convert such Secured Convertible Debentures at any time during specified periods at their option. If one or more holders elect to convert their Secured Convertible Debentures, and we fail to satisfy our conversion obligation by delivering the applicable ordinary shares for the delivery of ADSs in the amount of time permitted by the Secured Convertible Debentures, we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. Furthermore, even if holders do not elect to convert their Secured Convertible Debentures, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the applicable Secured Convertible Debentures as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Conversion of the Secured Convertible Debentures will dilute the ownership interest of existing shareholders or may otherwise depress the price of our ADSs and ordinary shares.

The conversion of some or all of the Secured Convertible Debentures may dilute the ownership interests of holders of our ADSs. Any sales in the public market of our ADSs deliverable upon conversion of the Secured Convertible Debentures could adversely affect prevailing market prices of our ADSs. In addition, the existence of the Secured Convertible Debentures may encourage short selling by market participants because the conversion of the Secured Convertible Debentures could be used to satisfy short positions, or anticipated conversion of the Secured Convertible Debentures into our ADSs could depress the price of our ADSs.

Fair value accounting for embedded derivatives in our debt instruments could generate significant earnings volatility and adversely affect investor perception, our stock price, and compliance with financial covenants.

Certain features of our debt instruments, including early redemption options and potential price re-set mechanisms, result in the presence of an embedded derivative that must be accounted for separately under IFRS.

The embedded derivative is required to be measured at fair value through profit or loss, with remeasurement occurring at each reporting date. This accounting treatment may introduce significant volatility into our reported financial results, as changes in the fair value of the embedded derivative—driven by market interest rates, credit spreads, or other valuation inputs—are recognized in earnings, regardless of whether the underlying debt instrument is repaid or modified.

This volatility may not reflect the actual performance of our core operations and could adversely affect investor perception, our stock price, and our ability to comply with financial covenants. Additionally, the complexity of accounting for embedded derivatives may increase the risk of financial reporting errors or restatements, and may require significant management judgment and estimation.

Investors should be aware that these fair value adjustments are non-cash in nature, but may materially impact our financial statements and key performance indicators in any given reporting period.

Risks Related to Intellectual Property Rights
Our business substantially depends on intellectual property licensed from Qualcomm, and we may be unable to successful grow our business due to the covenants under the Qualcomm asset purchase agreement and license agreement.
On September 30, 2024, Qualcomm Technologies, Inc. (“Qualcomm”), a subsidiary of Qualcomm Incorporated, acquired the majority of our 4G IoT technologies. In connection with the sale of 4G intellectual property assets to Qualcomm, we received a license giving us the right to sell, support, maintain and enhance our existing 4G product portfolio and develop new generations of chips and modules using such technologies. This license enables us to continue developing and selling our Monarch (LTE-M/NB-IoT) and Calliope (LTE Cat-1/Cat-1bis chips. The license is royalty-free for current products and minor derivatives and royalty bearing through September 2029 for major derivatives, assuming annual revenues reach a certain minimum level. This license may be terminated by Qualcomm in the case of specified material breaches or other events. If this license is terminated, our business and financial condition could be materially harmed. In addition, the asset purchase agreement contains certain post-closing covenants that restrict our business for certain periods, which could limit our business operations or ability to enter into certain strategic agreements.
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
We may have difficulty obtaining patents and other intellectual property rights, and the patents and other intellectual property rights we have and obtain may be insufficient to provide us with meaningful protection or commercial advantage. We currently do not apply for patent protection in all the countries in which we operate. Instead, we select and focus on key countries for each patent family. In addition, the protection offered by patents and other intellectual property rights may be inadequate or weakened for reasons or circumstances that are out of our control. For instance, we may not be able to obtain patent protection or secure other intellectual property rights in all the countries in which we have filed patent applications or in which we operate, and under the laws of such countries, patents and other intellectual property rights may be or become unavailable or limited in scope.
We may not be able to adequately protect or enforce our intellectual property against improper use by our competitors or others and our efforts to do so may be costly to us, which may harm our business, financial condition and results of operations.
Our patents and patent applications, or those of our licensors, could face challenges, such as interference proceedings, opposition proceedings, nullification proceedings and re-examination proceedings. Any such challenge, if successful, could result in the invalidation or narrowing of the scope of any such patents and patent applications. Any such challenges, regardless of their success, would also likely be time-consuming and expensive to defend and resolve, and would divert management time and attention. Further, our unpatented proprietary processes, software, designs and trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. While we generally enter into confidentiality agreements with such persons to protect our intellectual property, we cannot assure you that our confidentiality agreements will not be breached, that they will provide meaningful protection for our proprietary technology and trade secrets, or that adequate remedies will be available in the event they are used or disclosed without our authorization. Also, intellectual property rights are difficult to enforce in the People’s Republic of China, or PRC, and certain other countries, particularly in Asia, where the application and enforcement of the laws governing such rights may not have reached the same level as compared to other jurisdictions where we operate, such as Europe and the United States. Consequently, because we operate in these countries and all of our manufacturing, testing and assembly takes place in PRC, Taiwan, and Vietnam, we may be subject to an increased risk that unauthorized parties may attempt to copy or otherwise use our intellectual property or the intellectual property of our suppliers or other parties with whom we engage or have licenses.

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
Risks Related to Material Weaknesses in Our Internal Control Over Financial Reporting
We identified material weaknesses in our internal control over financial reporting during 2024 and 2025 and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements or otherwise adversely affect the accuracy, reliability or timeliness of our financial statements.
Pursuant to the Sarbanes-Oxley Act of 2002, we are required to document and test our internal control procedures and to provide a report by management on internal control over financial reporting, including management’s assessment of the effectiveness of such control.
As previously reported for the year ended December 31, 2024, our management identified material weaknesses in our internal control over financial reporting. The material weaknesses and other deficiencies were evaluated as of December 31, 2025 and management continued to identify material weaknesses. As of December 31, 2025, these material weaknesses relate to: (i) lack of accounting and supervisory personnel with the appropriate level of technical accounting experience and training in the application of International Financial Reporting Standards (IFRS) in relation to complex accounting transactions, particularly in areas such as revenue recognition, accounting for convertible debt and related warrants, business combinations and intangible assets, accounting for digital assets, and related impairments, (ii) lack of a comprehensive risk-based control assessment and sufficiently designed procedures and controls to establish an effective internal control framework over financial reporting, to ensure that routine transactions and material accounting matters are identified, evaluated, documented, reviewed and recorded on a timely basis to address the accounting and presentation requirements of International Financial Reporting Standards (IFRS), and (iii) lack of designed and implemented internal controls for both segregation of duties and safeguarding over misappropriation of digital assets.
As part of our plan for remediation for the recurring material weaknesses, our management is evaluating and enhancing our internal control framework, including the use of external experts. In addition, in order to reinforce our finance team, we are contemplating additional training and evaluating hiring needs to ensure appropriate design, oversight and timely execution of control activities. Management has identified actions intended to address the material weakness related to digital assets, including strengthening risk assessment and documentation related to digital asset custody, implementing and documenting relevant complementary user entity controls, and enhancing monitoring over access to custodial accounts.
Although we are working to remediate the material weaknesses, there can be no assurance as to when the remediation will be completed, and we can give no assurances that other material weaknesses will not arise in the future. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Deficiencies, including any material weakness, in our internal control over financial reporting that have not been remediated or that may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, suspension or delisting of our ADSs from the New York Stock Exchange, or otherwise materially adversely affect our business, reputation, results of operations and financial condition.
Risks Related to Ownership of Our Shares and ADSs
Our failure to maintain compliance with the Continued Listing Criteria of the New York Stock Exchange (NYSE) may result in the delisting of our ADSs.

On April 9, 2024, the New York Stock Exchange (the “NYSE”) notified us that we were no longer in compliance with the minimum market capitalization and minimum share price requirements of the NYSE Listed Company Manual because (i) we had an average global market capitalization over a consecutive 30 trading-day period below $50,000,000 and, at the same time, stockholders’ equity was less than $50,000,000, and (ii) because the average closing price of the Company’s ADSs was less than $1.00 over a consecutive 30 trading-day period. We regained compliance with all listing standards on April 2, 2025.

On June 5, 2025, the NYSE notified us that we had again become noncompliant with the minimum market capitalization requirements. The NYSE notified us that we had regained compliance with all listing standards on January 14, 2026, but there is no assurance that we will continue to meet the NYSE listing standards.
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
•the value of our Bitcoin treasury;
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
Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us and (ii) a statement as to the manner in which instructions may be given by the holders, including an express indication that instructions may be given or deemed given if no instruction is received, to the depositary to give a discretionary proxy to a person designated by the Company.
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
In addition, if the depositary does not receive instructions from an owner of the ADS with respect to a matter and an amount of ADSs of that owner on or before the instruction cutoff date, the depositary may deem the owner to have instructed the depositary to give a discretionary proxy to a person designated by the Company with respect to that matter and the amount of deposited ordinary shares represented by the ADSs. As a result, your failure to respond could result in the depositary voting for a matter that you might oppose.
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company, our ordinary shares are not listed, and we do not intend to list our shares, on any market in France, our home country. This may limit the information available to holders of the ADSs.
We are a “foreign private issuer”, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, while our officers and directors are subject to the reporting requirements of Section 16 of the Exchange Act and related rules, they are exempt from the “short-swing” profit recovery provisions with respect to their purchases and sales of our securities. Moreover, while we have and expect to continue to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies, and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our ordinary shares are not listed, and we do not currently intend to list our ordinary shares on any market in France, our home country. As a result, we are not subject to the reporting and other requirements of listed companies in France. For instance, we are not required to publish quarterly or semi-annual financial statements. Accordingly, there is less publicly available information concerning our company than there would be if we were a U.S.-based public company.
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

We believe we were classified as a passive foreign investment company in 2025, and we may be a PFIC in the current or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.
A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and gains from the disposition of assets that produce passive income.
Based on our business, assets, and activities, including the ownership (directly or indirectly) of Bitcoin, we believe we were a PFIC for the taxable year ended December 31, 2025. Additionally, we may be classified as a PFIC for the taxable year ending December 31, 2026, and subsequent taxable years.
If we are classified as a PFIC for any taxable year during which a U.S. holder holds the ADSs, unless such holder makes certain elections, a special tax regime will apply to such holder and such holder may be subject to significantly adverse U.S. federal income tax consequences, including (among other things) the treatment of any gain on the disposition of the ADSs and certain distributions as ordinary income (rather than capital gain), the imposition of an interest charge on certain taxes treated as deferred under the PFIC rules, the loss of the preferential rates of taxation on “qualified dividend income,” and additional U.S. federal income tax reporting obligations. We do not expect to provide to U.S. holders, the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status, and we make no undertaking to provide such information in the event that we are a PFIC. See “Item 10.E—Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”
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
•since our ordinary shares are not listed in France, an acquiror cannot conduct a merger to squeeze out any minority shareholders;
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
The exercise or conversion of outstanding convertible notes, restricted shares, and warrants into ordinary shares will dilute the percentage ownership of our other shareholders and the sale of such shares may adversely affect the market price of the ADSs.
As of April 23, 2026, there were outstanding convertible notes, warrants (including warrants issued to financial and strategic investors), and unvested restricted shares representing an aggregate of 270.7 million of our ordinary shares (representing 2.7 million ADSs), and more restricted shares and warrants will likely be granted in the future to our officers, directors and employees. We may issue additional warrants or convertible notes in connection with acquisitions, borrowing arrangement or other strategic or financial transactions. The exercise of outstanding warrants, and the vesting of restricted shares, will dilute the percentage ownership of our other shareholders. The exercise of these options and warrants and the vesting of restricted shares, with the subsequent sale of the underlying ordinary shares, could cause a decline in the market price of the ADSs.
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
In the year ended December 31, 2024, we realized a taxable profit in France due to the gain recognized on the sale of certain 4G assets to Qualcomm. Under French tax regulations, we may opt to apply a special lower-tax regime to sales or licenses of qualifying intellectual property, commonly referred to as "IP Box". Taxable income from such qualifying transaction is taxed at a rate of 10%. We opted to apply the IP Box regime to the taxable income arising from the sale of the Monarch 2 eligible intellectual property, which is the trademarkable software element. Our use of the IP Box regime for this transaction was submitted for review by the French tax administration and a favorable ruling received, but the tax declaration is still subject to audit. In the event of disqualification of the IP Box option, all our French taxable income would be taxed at 25%, resulting in an increase of taxes due of $4,280,000.
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
Our Swiss pension plan exposes us to various risks, including investment risk, interest rate risk, longevity risk and risk related to underfunding of the pension plan.
As an asset-based pension plan managed by a third party, the collective foundation Sammelstiftung Vita, Zürich, we' are exposed to potential undervaluation. The collective foundation Sammelstiftung Vita, Zürich is able to adapt the contributions and benefits at any time. In case of underfunding, this may involve special payments from the employer. The collective foundation Sammelstiftung Vita, Zürich may terminate the affiliation contract with the Company, so that we must join another foundation. Depending on the conditions of the affiliation contract and the current partial liquidation regulations, an underfunding within the meaning of pension law (Art. 44 BVV/OPP 2) and longevity may be transferred.

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
In June 2025, we raised approximately $384 million through private placements involving equity, warrants, and $189 million in secured convertible debentures. The funds were used to purchase 3,234 Bitcoin, all pledged as collateral for the debentures. In October 2025, the debenture agreement was amended to permit the repurchase of 50% of the debentures at a small premium, funded by selling 970 Bitcoin, which also released 647 Bitcoin from the collateral. A second amendment in February 2026 allows repurchase of the remaining debentures using Bitcoin sales through June 1, 2026.
In January 2025, we acquired ACP Advanced Circuit Pursuit AG ("ACP"), a recognized leader in RF semiconductor innovation, that has shipped millions of RF transceivers powering advanced applications such as 5G small cells, drones, and V2X systems. ACP's deep RF expertise strengthen Sequans portfolio of RF technology and products addressing various wireless market segment.
On September 30, 2024, Qualcomm Technologies, Inc. (“Qualcomm”), a subsidiary of Qualcomm Incorporated, acquired the majority of our 4G IoT technologies. In addition to retaining full ownership of 5G intellectual property, we retained the right to sell, support, maintain and enhance our existing 4G product portfolio and develop new generations of chips and modules using such technologies. This deal enables us to advance our Monarch (LTE-M/NB-IoT) and Calliope (LTE Cat-1/Cat-1bis), along with 5G RedCap and eRedCap product developments. The transaction did not affect Sequans’ existing contractual obligations or operations with customers, suppliers, and industry partners.
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
Principal Capital Expenditures
Our capital expenditures including purchase of intangible assets and capitalized development costs for the years ended December 31, 2023, 2024, and 2025 amounted to $29.6 million, $19.7 million, and $2.2 million, respectively. They primarily consisted of purchases related to 5G product development and, in 2023 and 2024 only, capitalized development costs. We anticipate our capital expenditures in the year ended December 31, 2026 to be primarily for 5G narrow band development for the massive Internet of Things (IoT) markets. We anticipate our capital expenditure in 2026 to be financed from our cash on hand plus financing from R&D project financing, and potentially from new strategic alliances or from sales of digital assets. Should we decide to broaden our product range by acquiring or developing complementary technologies, we could need additional capital expenditures in order to support development of multi-mode or multi-feature products.

B.	Business Overview
We are a fabless designer, developer and supplier of semiconductor solutions primarily for the IoT markets. We offer a comprehensive set of cellular IoT 5G/4G chips and modules fully optimized for non-smartphone devices. Since the acquisition of ACP, we also provide RF transceivers for Software Defined Radio applications as well as advanced design services and technology licensing.
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
The cellular IoT market is often served by single-mode 4G LTE, or LTE-only, devices. The completion of 3GPP Release 13/14 in 2016 introduced two LTE categories targeting low power, low data-use machine-type communications enhancing power efficiency, reducing module costs, and improving coverage for the IoT market. LTE-M (also known as LTE Cat M) can achieve peak download rates of about 1 Mbps, while NB-IoT can reach peak download rates of about 100 Kbps. Additionally, 3GPP Release 14 introduced LTE Cat 1bis, an optimized evolution of the original Cat 1 technology, providing peak download rates of about 10 Mbps. LTE Cat 1bis is used in IoT devices that require extra bandwidth or are deployed in areas without LTE-M coverage. LTE Cat 4, offering peak download speeds of up to 150 Mbps, is used in IoT devices requiring higher bandwidth. With the evolution of the standard to 5G, new 5G standards have been introduced to service the IoT market. 3GPP Release 17 introduced 5G NR RedCap, also known as Reduced Capability New Radio, with a peak download rate of up to 150 Mbps. eRedCap (Enhanced Reduced Capability) was introduced in 3GPP Release 18 and supports a reduced data bandwidth with a peak download rate of 10 Mbps.
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
In July 2025, we introduced Iris, a line of RF Integrated Transceivers for Software Defined Radio (SDR) applications. Purpose-built for mission-critical applications in defense, aerospace, drones, vehicle-to-everything (V2X), routers and other 5G systems, Iris sets a new standard in RF performance, flexibility, and reliability. The Iris product line comes from Sequans’ acquisition of ACP in early 2025.
Many vertical applications, such as satellite, avionic, public safety and military, seek to leverage the cellular 5G/4G 3GPP standard to serve their markets. Using our 5G/4G platforms developed originally for the cellular IoT market segments described above, we address this market by offering IP licensing and software services to do the required modifications on such platforms in order to offer optimized solutions for these vertical applications.
Our product portfolio allows us to target the market segments described above, with purpose-built, price/performance-optimized chipset solutions. This includes chips, modules, technology licensing and services, that have the advantage to accelerate the time-to-market in some market segments.
On June 23, 2025, we announced the establishment of our Bitcoin treasury, financed by the issuance of both equity and convertible debentures in July 2025. The financings generated total gross proceeds of approximately $384 million, which were used to purchase 3,234 Bitcoin for $377.2 million at an average price of $116,643 per Bitcoin, all pledged as collateral for the debentures.
On October 27, 2025, the Debenture Purchase Agreement was amended to allow us to repurchase 50% of the debentures at face value plus a 6.5% premium, releasing 50% of the Bitcoin collateral. This repurchase, completed on November 10, 2025 for $100.6 million, was funded by selling 970 Bitcoin, and 647 Bitcoin were released from collateral. On February 10, 2026, the Debenture Purchase Agreement was further amended to allow repurchase of the remaining debentures, funded by selling Bitcoin from the collateral account by June 1, 2026. Since executing the second amendment of the Debenture Purchase Agreement, through April 23, 2026, the Company has sold 700 Bitcoin to fund redemption of $50.8 million of the debentures.
As of April 23, 2026, the Company held 1,214 Bitcoin, of which 917 Bitcoin remain pledged to secure the remaining portion of the debentures.. Based on the current price of Bitcoin, we expect to have approximately 600 Bitcoin remaining after repurchase of all the debentures in the second quarter of 2026, which Bitcoin will be unencumbered. Going forward, we do not intend to further pursue our Bitcoin treasury strategy. Instead, our objective will be to monetize our Bitcoin holdings over time, extracting value in a disciplined manner while balancing market conditions with our broader capital needs.
We manage our Bitcoin holdings with a pragmatic and opportunistic approach. To support the implementation of this strategy, we operate in partnership with premier Bitcoin financial services platforms and institutional services providers, leveraging their expertise to ensure secure execution, robust governance, and market transparency.
Our Bitcoin treasury strategy exposes us to various risks. Please refer to the section titled “Risk Factors” of this Annual Report.
Industry Background
Evolution of Wireless Networking : from 4G to 5G Wireless
4G LTE has become the dominant technology for terrestrial cellular networks. The strong coverage of LTE networks worldwide explains the continuous growth of IoT devices using this technology. In October 2025, ABI Research projected that the single-mode Cat 1bis and LTE-M/NB-IoT module market will grow at a CAGR of 13% between 2025 and 2030 to reach annual shipments of 322 million units in 2030.
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
Starting with 3GPP Release 17, the Reduced Capability (RedCap) category of devices in 5G NR aims to address lower data rates below 300 Mbps, providing a solution to replace legacy LTE Cat 6 and Cat 4. This approach continues in 3GPP Release 18 with eRedCap (Enhanced Reduced Capability), which offers an optimized solution similar to LTE Cat 1. Both 5G NR RedCap and eRedCap rely on operators' 5G Standalone (SA) network deployment and operate on the lower sub-6GHz spectrum (FR1). RedCap is expected to be used on FD-FDD and TDD spectrums with two antennas, while eRedCap, optimized for single antenna usage, may operate on either FD-FDD or HD-FDD. Migration to 5G NR RedCap / eRedCap will be progressing gradually, shaped by 5G Standalone (SA) network readiness and operators’ spectrum re-farming strategies. Dual-mode devices supporting both LTE 4G and 5G NR will be required to enable this transition. As of January 2026, the GSA1 counted 374 commercial 5G networks around the world of which 182 were investing in 5G standalone.
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
•Technology Challenges. In order to increase throughput with minimal cost, wireless carriers require more efficient use of spectrum through the implementation of complex signal processing algorithms, such as OFDMA with always higher modulation schemes, advanced MIMO, carrier aggregation and millimeter wave support, that require a significant amount of system-level and software expertise in addition to IC design knowledge. In addition, OEM and ODM customers’ desire for continuous improvements in power efficiency, reduced form factor and lower cost require rapid
1 Global Mobile Suppliers Association (https://gsacom.com/paper/gsa-infographic-january-2026/)

design cycles employing increasingly advanced silicon processes, improved RF transceiver performance and integration of additional features.
•Semiconductor Supply Constraints. Periodically, worldwide component shortages have created significant obstacles to on-time production and have resulted in cost increases and/or increases in lead times for components. In 2025, the semiconductor industry continued to experience periods of tight supply, driven primarily by exceptionally strong global demand for AI‑related computing, memory, and data‑center components, which placed pressure on upstream capacity and contributed to selective component shortages. The situation required us in some cases to qualify new sources of supply. In other cases, we, as well as some of our customers, purchased more inventory than required in the short-term, in order to ensure adequate supply over the following quarters.
Our Competitive Strengths
We believe the following competitive strengths enable us to address the challenges faced by 4G and 5G wireless semiconductor providers:
•A strong track record of execution in 4G, that we are leveraging for 5G. We believe we are well positioned in the 4G LTE market, with more than 90 end customers having already launched or in the development phase of products using Sequans 4G LTE chipsets, and in particular, we are a recognized innovator and leader in LTE for IoT chipsets. We have released many generations of 4G/5G chips from WiMax to LTE that have been deployed in a variety of devices including smartphones, USB dongles, tablets, mobile routers, broadband access CPEs, in-car telematics devices, smart meters, eHealth/well-being applications, and other industrial and consumer IoT devices. We have a track record of technologies leadership and innovation. As examples :
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
•introduced in November 2022, jointly with Skyworks Solutions, Inc., a SiP (system-in-package) solution combining Sequans’ Monarch 2 modem with Skyworks’ radio front-end solution;
•in April 2023, introduced in collaboration with Anterix, the Cassiopeia CA410 LTE Cat 4 multi-band solution for public and private networks in North America;
•in September 2024, sale of 4G IoT technology to Qualcomm while retaining the right to sell, support, maintain and enhance our existing 4G product portfolio and develop new generations of chips and modules using such technologies; and
•in July 2025, introduced Iris, a line of RF Integrated Transceivers for Software Defined Radio (SDR) applications. Purpose-built for mission-critical applications in defense, aerospace, drones, vehicle-to-everything (V2X), routers and other 5G systems, Iris sets a new standard in RF performance, flexibility, and reliability.
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
c.Cassiopeia, our LTE Cat 4 chipset platform, addressing IoT deployments on Private (CBRS and Anterix) and Public Networks in North America

2)Transition to 5G NR : As 5G NR Standalone (SA) networks are deployed, IoT applications will gradually migrate to 5G NR RedCap and eRedCap that has been specified in 3GPP Release 17/18. In February 2025, we unveiled our next generation of 5G NR semiconductors, designed to enhance performance and ensure a seamless transition from 4G LTE to 5G NR. These semiconductors promise longevity, robust connectivity, and low power consumption. The Monarch 3 integrates 5G NR eRedCap with 4G, enhancing connectivity and performance. The Calliope 3 combines 5G NR eRedCap with 4G, offering improved data rates and robust connectivity. Lastly, we expect to develop a light version of Taurus that supports both LTE Cat 4 and RedCap, insuring reliable and efficient operation.

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
Our Solutions

We have developed a portfolio of semiconductor solutions to address a variety of applications and market segments. We offer baseband solutions used to encode and decode data based on 4G/5G protocols that serve as the core wireless processing platform for a cellular device; RF transceivers used to transmit and receive wireless transmissions; and highly integrated SoC solutions that combine these and other functions into a single die or package. Some of our SoC solutions integrate the baseband and RF transceiver functions, in some cases with an applications processor and memory. This advanced integration reduces the size, cost, design complexity and power consumption of cellular solution. We offer a family of LTE modules that vastly simplify the task of embedding LTE connectivity for device makers lacking cellular experience. This helps us expanding our options in adjusting our business model on case-by-case basis.
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
Our primary chipset products are summarized in the table below. For each baseband chipset, we have a number of modules available as well.

Platform Name Chipset ID Family	Description	Key Features
Monarch 2 SQN3430	LTE Release 14/15 dual-mode LTE-M/NB-IoT SoC	Highly integrated chip with extremely low power consumption, supporting power class 3 (23 dBm) and lower (20, 14 dBm), with an integrated MCU with Sensor-Hub Mode Secure element & iUICC, EAL5+ security grade.
Modules based on this chipset: GM02S, GM02SP

Monarch 2 SiP SQN66431 SKY66431	LTE Release 14/15 dual-mode LTE-M/NB-IoT SiP
Second generation of Ultra-compact complete LTE-M/NB-IoT System in Package; integrated baseband, RF, pSRAM, power management, front-end and passives; eco-Paging™ for optimized eDRX; power class options 20 and 23dBm; integrated MCU, Secure element & iUICC, EAL5+ security grade, GNSS support.
Designed in collaboration with Skyworks

Calliope 2 SQN3530	LTE Release 14/15 SoC
Cat 1bis SoC, A-CPU, Audio, secure enclave, iUICC (40nm) technology. Baseband, RF, power management and memory integrated in one chip platform. Significant improvement in power consumption. Integrated secure enclave with EAL5 level of security.
Module family based on this chipset: GC02S1

Cassiopeia SQN3220/ SQN3220sc	LTE-Advanced Release 10 BB	LTE Cat 4 / Cat 6 with carrier aggregation up to 20 + 20 MHz Modules based on this chipset: CB410 / CB610 / CA410
Cassiopeia SQN3240/SQN3242/SQN3244	LTE RF	Supports FDD and TDD 700 MHz - 2.7 GHz, up to 20 MHz bandwidth Modules based on this chipset: CB410 / CB610 / CA410
Iris 411/415/424/506/SQN9506	RF	Wideband Integrated RF Transceivers 411: 700Mhz - 2.7GHz; 415: 230MHz - 2.7GHz; 424: 700 MHz - 6 GHz; 506/SQN9506: 220 MHz - 7 GHz
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
We face competition from established semiconductor companies such as Qualcomm Incorporated, Nordic Semiconductors, MediaTek, and companies located in China such as Unisoc Technologies, ASR and Eigencomm as well as smaller actors in the market with more limited product portfolios, such as Altair Semiconductor (Sony), GCT Semiconductor.
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
The overall deal resulted in Qualcomm acquiring the intellectual property ("IP") for our two main 4G products (Monarch 2 and Calliope 2) and certain physical assets, as well as receiving a license to our entire patent portfolio and a license to our partially developed 5G broadband platform, known as Taurus. In addition, approximately 70 of our employees transferred to Qualcomm effective October 1, 2024.
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
Our sales force is organized regionally to provide account management and customer support functions as close to customer physical locations as practical. As of December 31, 2025, we had a direct sales force serving our OEM and ODM customers in the Asia-Pacific region, including Taiwan, China, and Japan; Europe; the Middle East and North America. In the United States and Israel, we have supplemented our direct sales team with sales representatives who help with sales enablement, lead generation, customer communications and customer support functions. We have continued to reinforce our go-to-market capabilities by expanding our new distributor channels implementation, including the four worldwide agreements with Avnet, Digi-Key, Mouser Electronics and Richardson RFPD. These agreements encompass lead generation and support as well as fulfillment. To further the reach of our sales channels, we are collaborating with microcontroller vendors like Microchip, to develop IoT design kits that provide us the scale of these large corporations and also help their existing end customers easily integrate our products while keeping their software legacy intact. They are useful to address the massive IoT market as the numbers of applications and potential customers are very large.
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
Our marketing strategy is focused on enabling broad adoption of 4G, 5G and Software Defined Radio solutions and communicating our technology advantages to the marketplace. This includes building awareness of and preference for our technology at wireless carriers who generate demand for 4G- and/or 5G-enabled devices. By working to understand carrier services strategies, device roadmaps and technical requirements, we believe we are better positioned to drive our roadmap to meet these needs, to influence their choice of technology suppliers, and to identify manufacturers in the wireless industry who are best prepared to serve the needs of the wireless carrier. Our technical and business relationships with AT&T, ChungHwa Telecom CHT, Deutsche Telekom, KDDI, NTT DoCoMo, Orange, Softbank, Spark Networks, T-Mobile, Telefonica, Telenor, Telstra, Verizon Wireless, Vodafone and other operators have allowed us to anticipate requirements and develop solutions tailored for their respective networks, which helped us secure several design wins and launch multiple products. For example, our LTE-M/NB-IoT Monarch 2 chipsets and module offerings have been certified by AT&T, T-Mobile, Verizon, Sprint, NTT DoCoMo, Softbank, KDDI, Telstra, LG U+, Deutsche Telekom, Telus, Telstra, Orange, Vodafone, CHT, Firstnet, Spark Networks — as well as certified with most global and regional industry and regulatory bodies (GCF, PTCRB, FCC, IC/ISED, ACMA, UKCA, RED, NCC, JATE, TELEC).
Our marketing team is also responsible for strategic planning, OEM, ODM, technology partners and wireless carriers business development and corporate communications. All of these functions are aimed at strengthening the competitiveness of our solutions in response to evolving industry needs and competitive activities, and at articulating the value proposition of our technology throughout the industry. Our sales and marketing organizations work closely together to ensure that evolving industry requirements are reflected in our product plans, and that customers have early access to our roadmaps and can communicate the value of our technology to the wireless carriers. This end-to-end value chain management approach is designed to grow and preserve our market share in the segments we serve.
As of December 31, 2025, we had 37 employees and three outside contractors in our business development, sales, customer support and marketing teams.
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
Our top ten customers accounted for 92%, 97% and 88% of our total revenue in 2023, 2024, and 2025, respectively. A strategic partner accounted for 53% of our revenues in 2024 and 33% in 2025. Our strategic partner based in China accounted for 56% of our revenue in 2023, 12% in 2024 and less than 10% in 2025. An ODM partner who represented less than 10% of our revenues in 2023, accounted for 15% of our 2024 revenues and 13% of our 2025 revenues. The following is a list of our top ten customers (names given when we have permission), in alphabetical order, based on total revenue during 2025:

• Asiatelco • Honeywell • Lockheed Martin • Matlog • MorningCore	• Nanjing Cygnus Semiconductor Company Ltd • Qualcomm • Telit Cinterion Deutschland GmbH • Withings • Strategic partner (China)

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
We generally manufacture to our internal sales forecasts and fill orders as received with some buffer for rush orders. We do not have manufacturing agreements with our foundry or with our testing and packaging or module vendors, other than with Asiatel, and we place our orders with our foundry and other vendors on a purchase order basis. See “Risk Factors—Risks Related to Our Business and Industry”.
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
Intellectual Property
We rely on a combination of intellectual property rights, or IPR, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. At December 31, 2025, we had 61 issued and allowed United States patents, and 9 pending United States patents. The first of our issued and allowed patents will expire in 2026.
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

Facilities
Our principal executive offices are located in Colombes, France, consisting of 21,625 square feet under a lease that expires in May 2035, but which may be terminated in May 2032. This facility accommodates our principal research and development, product marketing, and finance and administrative activities.
We have a 7,843 square-foot facility in Winnersh Triangle, England, which accommodates a research and development center under a lease expiring in October 2030. We have a 2,185 square-foot facility in Ramat Gan, Israel, which houses a research and development center, under a lease that expires in December 2026, with the option to renew. We have a 645 square-foot facility in Salo, Finland under a lease that expires in November 2026, with the option to renew. We rent additional office space in Taipei, Taiwan; Shenzhen, China; and in Bedminster, New Jersey under short-term lease agreements.
We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate any future needs.

C.	Organizational Structure
The Company is the ultimate parent of the group comprised of the Sequans Communications S.A. and its subsidiaries at December 31, 2025:

Name	Country of incorporation	Year of incorporation/acquisition	% equity interest
Sequans Communications Ltd.	United Kingdom	2005	100
Sequans Communications Inc.	United States	2008	100
Sequans Communications Ltd. Pte.	Singapore	2008	100
Sequans Communications Israel (2009) Ltd.	Israel	2009	100
Sequans Communications Finland Oy	Finland	2020	100
Sequans Communications SAS (inactive)	France	2023	100
Bitquans Holdings LLC	United States	2025	100
ACP Advanced Circuit Pursuit AG	Switzerland	2025	100

    The Company has begun the process to liquidate it subsidiaries in Singapore and Finland during 2026.

D.	Property, Plants and Equipment
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
Our total revenue was $26.3 million in 2025, $36.8 million in 2024, and $33.6 million in 2023.
We currently have more than 90 end customers worldwide, consisting primarily of OEMs and ODMs for modules, telematics devices, tracking devices, security devices, CPE, home routers, mobile routers, embedded devices and other data devices. We derive a significant portion of our revenue from a small number of end customers, and we anticipate that we will continue to do so for the foreseeable future. We do not have long-term purchase agreements with any of our end customers, and substantially all of our sales are made on a purchase order basis. We expect that the percentage of revenue derived from each end customer may vary significantly due to the order patterns of our end customers, the timing of new product releases by our end customers, and consumer demand for the products of our end customers. Customers representing more than 10% of total revenue in any of the years 2023, 2024 or 2025 and their locations are as follows:

Customer	Customer Location	% of total revenue for the year ended December 31,
		2023	2024	2025
A	America	—%	53%	33%
B	China	Less than 10%	15%	13%
C	China	56%	12%	Less than 10%
D	Japan	16%	Less than 10%	—%
Our Consolidated Financial Statements for 2023, 2024 and 2025 have been prepared in accordance with IFRS as issued by the IASB.
Recent Developments
ACP
On January 16, 2025, we acquired 100% of the share capital and voting rights of ACP Advanced Circuit Pursuit AG ("ACP"), a Swiss corporation with wholly-owned subsidiaries in China, Hong Kong and France. The subsidiaries in China and Hong Kong were subsequently closed, incurring restructuring costs of approximately $350,000. The French subsidiary was merged into Sequans Communications S.A. in August 2025.
We initially entered into negotiations with ACP in 2024 to license RF technology to be used in our 5G eRedCap development, but then we decided to acquire ACP both for the technical expertise of the team and for the portfolio of intellectual property ACP had developed, including primarily radio transceiver products and technology components.
The purchase price is a combination of fixed and contingent consideration. Fixed consideration was $3,084,000, of which $2,709,000 was paid in cash directly to selling shareholders in the first half of 2025 and $375,000 paid to an escrow agent in July 2025, to be released absent any claims by the Company on July 16, 2026. Contingent consideration is an earn-out payment (calculated as gross margin achieved from sales to the customers that ACP had as of the acquisition date, recognized through December 31, 2026). The amount of the earn-out has been valuated at the acquisition date at $566,000 and recorded at December 31, 2025 as $984,000.
The acquisition resulted in $3.7 million of goodwill.
Launch of Bitcoin Treasury Initiative Financed by Issuance of Equity, Convertible Debt and Warrants in Private Placements
On June 22, 2025, we entered into agreements with institutional and accredited investors to raise capital through private placements. Under the Equity Purchase Agreement, we issued 1,171,987,620 ordinary shares (represented by 11,719,876 ADS at the current ratio), pre-funded warrants for 222,458,520 shares, and common warrants (the "2025 warrants") for 209,166,800 shares, raising $195 million. Simultaneously, under the Debenture Purchase Agreement, we issued $189 million in secured convertible debentures and 2025 warrants for 202,499,970 shares. The transactions closed on July 7, 2025, generating total gross proceeds of approximately $384 million, which were used to purchase 3,234 Bitcoin for $377.2 million at an average price of $116,643 per Bitcoin, all pledged as collateral for the debentures.
On October 27, 2025, the Debenture Purchase Agreement was amended to allow us to repurchase 50% of the debentures at face value plus a 6.5% premium, releasing 50% of the Bitcoin collateral. This repurchase, completed on November 10, 2025 for $100.6 million, was funded by selling 970 Bitcoin, and 647 Bitcoin were released from collateral. On February 10, 2026, the Debenture Purchase Agreement was further amended to allow repurchase of the remaining debentures, funded by selling Bitcoin from the collateral account by June 1, 2026. Any outstanding amounts after all Bitcoin is released cannot be repurchased until January 7, 2027, unless otherwise specified.

Since executing the second amendment of the Debenture Purchase Agreement, through April 23, 2026, the Company has sold 700 Bitcoin to fund redemption of $50.8 million of the debentures.
As of April 23, 2026, the Company held 1,214 Bitcoin, of which 917 Bitcoin remain pledged to secure the remaining portion of the debentures. We expect to redeem the balance of the debentures in the second quarter of 2026. Based on the current price of Bitcoin, we expect to have approximately 600 Bitcoin remaining after repurchase of all the debentures, which Bitcoin will be unencumbered. Going forward, we do not intend to further pursue our Bitcoin treasury strategy. Instead, our objective will be to monetize our Bitcoin holdings over time, extracting value in a disciplined manner while balancing market conditions with our broader capital needs
The Bitcoin are held for investment purposes and are classified as intangible assets under IAS 38. A decrease in value below historical cost results in the recording of a provision for impairment of value that is only reversed upon the sale of the Bitcoin.
Sale of intellectual property to Qualcomm
On August 22, 2024, we entered into an Asset Purchase Agreement (APA) with Qualcomm Technologies, Inc. that closed on September 30, 2024. At closing, a number of other agreements were also signed.
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
•$10 million was paid directly into an escrow account, which was released in full in October 2025.
As a result of the above, $172 million was received in cash on September 30, 2024. The proceeds from this sale were used to repay our matured debts (convertible debts - see Note 17.1 of the Consolidated Financial Statements, unsecured related party loans - see Note 17.2 of the Consolidated Financial Statements and related accrued interest) and to pay all overdue payables to suppliers.
The transaction resulted in a net gain of $153.1 million on the sale of the 4G assets, which is included in operating income for the year ended December 31, 2024. The assets sold had a net book value of $18.4 million at the time of the sale. In addition, we recognized license revenue from licenses of the 5G broadband platform, the Monarch2 manufacturing rights and the patent portfolio in 2024 and in 2025.

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
License, Royalty and Services Revenue
License, royalty and services revenue consists of the sale of licenses to use our technology solutions, royalties earned from royalty-bearing sales of customer products using our licensed technology, and service revenue from associated annual software maintenance and support agreements, technical support services and development services. Development services include advanced technology development services for technology partners and software development and integration services for customers, and wireless operators.
We license the right to use our solutions, including embedded software that enables our end customers to customize our solutions for use in their products. The license generally is perpetual and covers unlimited product designs by the end customer. We expect that we will continue to sign new license agreements as we begin working with new customers, but the amount may vary significantly from year to year. In some cases, the license agreements call for the payment of royalties when the customer sells its end product incorporating the licensed technology.
Development services agreements typically call for a number of milestones to be delivered over several quarters, with revenue generally recognized on the percentage of completion method as the contract progresses, but occasionally recognized as each milestone is delivered. The amount of development services can vary over time depending on the timing of when new contracts are won and the length of the contract period.
License, royalty and services revenue reflects primarily the licensing transactions with a Chinese strategic partner in 2023 and 2024, with Qualcomm in 2024 and 2025 and with a Chinese ODM in 2025. There was a peak in licensing revenue recognized in 2022 following the execution of a large 5G license with the Chinese strategic partner and recognition of delivery of all technology blocks developed through 2023. This contract resulted again in significant revenues in 2023, but declined in 2024 as the contract was terminated early in the year. The decline in revenues from this contract was compensated nearly entirely by licensing revenues recognized from the strategic transaction with Qualcomm.

We expect license, royalty and services revenue to continue to be a significant, but lesser, part of the total revenue mix in the short term as we enter into smaller new agreements.
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
We use third-party foundry, assembly and test subcontractors, which are primarily located in Asia, to manufacture, package and test our semiconductor solutions. We purchase processed wafers from our fabrication suppliers, currently mainly TSMC, but also from SMIC since 2025. We also rely on third-party assembly and test subcontractors to assemble, package and test our products, and on third-party logistics specialists for logistics and storage. We generally do not have long-term agreements with our suppliers. Our obligations with our vendors for manufacturing, assembly and testing are generally negotiated on a purchase order basis.
As most of the costs related to services and license revenue are incurred as part of our normal research and development efforts, we allocate to cost of services and license revenue only the incremental costs related to service contract obligations and specific direct costs related to providing maintenance and technical support and generating development services revenue.
Concerning the mask set services we introduced in 2025, the related costs, primarily the amortization of the mask set acquisition costs, are recognized in cost of revenue as wafers are delivered, based on the expected total production volume of these wafers. The related revenues these were not significant in 2025, but we expect them to increase in 2026 and beyond as order volumes rise.
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
Operating Expenses
Research and Development
We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Research and development expense consists primarily of personnel costs, including share-based compensation, for our engineers engaged in design and development of our products and technologies. These expenses also include the amortization cost of intellectual property licensed from others for use in our products and of capitalized internal development costs, if any, and directly expensed product development costs, which include external engineering services, cost of development software and hardware tools, cost of fabrication of mask sets for prototype products, external laboratory costs for certification procedures, equipment depreciation and facilities expenses.
Under IFRS, research and development expense is required to be capitalized if certain criteria are met and then amortized over the life of the product. In 2023 and 2024, we capitalized costs for the 5G broadband product, certification costs and costs for the LTE Category 1 (Calliope 2) for a total amount of $22.3 million (net of research tax credit for $2.1 million) in 2023 and $15.5 million (net of research tax credit for $1.4 million) in 2024. In 2024, we discontinued the development of our 5G broadband platform, and in the third quarter recognized an impairment loss for the full $56.6 million on the balance sheet. Costs related to the development of Calliope 2 were capitalized through September 30, 2024, the date of sale of this asset to Qualcomm. In 2025 we reoriented our development priority on the lower-end eRedCap variant of 5G. We expect that we will begin to capitalize 5G eRedCap development costs at some point in 2026 if the relevant accounting criteria are met.
Research and Development Incentives
In France and the United Kingdom, we receive certain tax incentives based on the qualifying research and development expense incurred in those jurisdictions. The incentive is accounted for as a government grant with the benefit recorded as a reduction of research and development expense. We expect to be able to continue to qualify for such tax incentives in these jurisdictions in future periods. We expect the tax incentives, which are based on a percentage of qualifying research and development expense, to decline in the short term in line with cost reductions. For 2025, we recorded a net amount of $1.7 million in tax incentives compared with $3.8 million in 2024, and $5.4 million in 2023.
In France and in Switzerland, we also receive incentives in the form of grants from agencies of the French government, the Swiss government and the European Union, based on qualifying research and development expense incurred pursuant to collaborative programs carried out with other companies and universities. These incentives are recorded as a reduction of research and development expense and are recognized when there is a reasonable assurance that the grant will be received, and all relevant conditions will be complied with. For 2025, we recorded $4.1 million in grants compared with $1.9 million in 2024 and $1.8 million in 2023.
In 2019, we received the final $2.1 million payment of grants and debt financing related to a large research project funded by the French government, called FELIN. The total value of the project funding for the Company was €7.0 million ($9.0 million). Of the €7.0 million, €3.0 million was in the form of a grant and €4.0 million was in the form of interest-bearing debt to be repaid beginning in 2019 and through January 2, 2025. The Company made principal and interest payments on the FELIN debt of €1,130,000 ($1,250,000) in 2024 and €679,000 ($712,000) in 2025. The debt had been fully repaid by January 2, 2025.
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
In March 2024, we were awarded a new financing, called eRedCap, to support our low-power 5G developments with a total value of €10,888,000 ($11,838,000 using the exchange rate at the grant date), of which €7,451,000 ($8,101,000) is in the form of a grant and €3,437,000 ($3,737,000) in forgivable loan that is to be repaid from September 2028 and through July 2032. The funding is to be paid in four installments. €1,863,000 ($2,025,000 using exchange rate at the funding date) as grant and €859,000 ($934,000 using the exchange rate of the payment date) as forgivable loan, were received in April 2024 after the signature of the contract. In June 2025 we received €2,718,000 ($3,066,000 using exchange rate at the funding date) as grant and €1,001,000 ($1,129,000 using the exchange rate of the payment date) as forgivable loan. We expect to receive the balance of the funding in two instalments from the end of 2026 until 2027 based on achievement of milestones.
We also receive EU and Swiss state funding through the newly acquired entity ACP for R&D activities in Switzerland.
Sales and Marketing
Sales and marketing expense consists primarily of personnel costs, including sales commissions, and share-based compensation for our business development, sales, customer support and marketing personnel, commissions paid to independent sales agents, marketing fees paid to industrial partners, the costs of advertising and participation in trade shows.
General and Administrative
General and administrative expense consists primarily of personnel costs and share-based compensation for our finance, human resources, purchasing, quality and administrative personnel; professional services costs related to recruiting, accounting, tax and legal services; bad debt expense, investor relations costs; insurance; and costs related to the NYSE listing and American Depositary Share program. Information technology and facilities expenses are accounted for as overhead and allocated across all departments of the Company based on a pro rata basis. Legal expenses were unusually high in 2023 due to the tender offer from Renesas, which was terminated in February 2024, in 2024 due to the Qualcomm transaction and in 2025 due to the implementation of the Bitcoin treasury strategy.
Interest Income (Expense), Net
Interest income consists of interest earned on cash and cash equivalent balances. We have historically invested our cash primarily in commercial bank accounts, short term deposits and money market funds.
Interest expense relates primarily to our convertible debt issued in 2019 and 2021 and repaid in October 2024, and convertible debt issued in July 2025 of which half was redeemed in early November 2025. Interest expense also relates to lease contracts; upfront payments from customers with deliverables due in over 12 months; French government debt financing received in 2020; our accounts receivable financing facility put in place in 2014 and tax credit receivable financing put in place in 2022, both of which were terminated in March 2025; research project loans received from 2014 to 2025; and unsecured loans received from Renesas in November and December 2023 and in February 2024, which were repaid in October 2024.
Debt Issuances and Amendments
On April 9, 2021, we entered into a convertible note agreement with Lynrock Lake Master Fund LP in the principal amount of $40.0 million (the Lynrock 2021 Note). The convertible note contractually matured in April 2024 and was convertible, at the holder’s option, into the Company’s shares at a conversion rate of $1.915 per share (representing $191.50 per ADS at the current ratio), subject to a 9.9% ownership limit for Lynrock Lake. The convertible debt paid interest annually at an interest rate of 5.0625% for cash payments or 6% for payment in kind accruals.
In August 2022, we exercised our option to extend the term of the Nokomis convertible notes issued in August 2019 by one year to August 2023 in exchange for an increase of the interest rate from 7.0% to 9.5% per annum effective August 15, 2022 and the issuance of 594,680 warrants (5,946 ADSs at the current ratio) at an exercise price of $1.03 per warrant ($103.00 per ADS at the current ratio). The conversion price of the debt was not changed as the existing conversion price was less than 120% of 20-day VWAP. The exercise of the option resulted in the extinguishment of the existing note and issuance of a new note for accounting purposes. The change in the liability component before and after the amendment was recorded as financial gain for an amount of $476,000.
In August 2023, we exercised our option to extend the term of the Nokomis convertible notes issued in August 2019 to April 2024 in exchange for an increase of the interest rate from 9.5% per annum to 13.5% per annum effective August 15, 2023 and the issuance of 1,244,820 warrants (12,448 ADSs at the current ratio) at an exercise price of $0.8082 per warrant ($80.82 per ADS at the current ratio). The conversion price of the debt was decreased from $1.03 per share ($103.00 per ADS at the current ratio) to $0.8082 per share ($80.82 per ADS at the current ratio). The exercise of the option resulted in the extinguishment of the existing note and issuance of a new note for accounting purposes. The change in the liability component before and after the amendment was recorded as financial gain for an amount of $247,000.
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
On June 22, 2025, we entered into a Secured Convertible Debenture Purchase Agreement with institutional and accredited investors, issuing $189 million in secured convertible debentures and warrants to purchase up to 202.5 million ordinary shares represented by 2.025 million ADS at the current ratio. Warrants were exercisable at $14.00 per ADS until December 31, 2025. The debentures are convertible into ordinary shares represented by ADS at $21.00 per ADS, accrue interest at 0% for the first year, 6% for the second year and 8% for the third year, and mature on July 7, 2028. The Company may redeem debentures under certain market conditions, and holders can convert or require repurchase in case of a Fundamental Change.
Gross proceeds from the issuance of convertible debt, as well as from an equity private placement, together totaling $384.2 million, were primarily used to acquire 3,234 Bitcoin for $377.2 million, all pledged as security for the debentures. The pledged Bitcoin amount adjusts only if at least 50% of the debentures are converted or repaid.
On October 27, 2025, we amended the agreement to repurchase 50% of the debentures at face value plus a 6.5% premium, releasing half the pledged Bitcoin. The repurchase was funded by selling 970 Bitcoin. On February 10, 2026, the secured convertible debenture purchase agreement was further amended to allow the Company to repurchase the remaining

50% of the secured convertible debenture at their face value by June 1, 2026. From February 2026 to April 23, 2026, the Company repurchased debentures for a total of $50.8 million by selling 700 Bitcoin. As of April 23, 2026, the Company held 1,214 Bitcoin, with 917 pledged as security.
Change in Fair Value of Convertible Debt Embedded Derivative
The convertible notes and attached warrants issued in July 2025 to finance the Company's Bitcoin treasury strategy (the "2025 convertible notes" and the "2025 warrants") were accounted for as compound financial instruments with three components: (i) a liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; (ii) an embedded derivative, which reflects the value of the conversion option, and (iii) an embedded derivative, which reflects the value of the 2025 warrants. The initial fair value of the notes was split between these three components. In addition, in July 2025, in connection with a private placement of equity, an additional 2025 warrants with the same terms were issued free of charge to the equity investors. An embedded derivative was calculated for the value of these 2025 warrants as well.
The fair value of the liability component on the issuance date of the 2025 Convertible Notes represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. On July 7, 2025, the initial fair value of the embedded derivative related to the conversion option was calculated to be $67,000,000, and the embedded derivative related to all the 2025 warrants issued was calculated to be $6,200,000. The change in fair value is remeasured and recorded as financial income or loss at each statement of financial position date and at each repayment date. Fifty per cent of the 2025 Convertible Notes were redeemed in November 2025, and all the 2025 warrants expired on December 31, 2025. At December 31, 2025, the recalculated fair value of the remaining embedded derivative was $10,800,000, and the gain on the change of the fair value of $45,000,000 for the year ended December 31, 2025 was recorded in the Consolidated Statement of Operations.
The Lynrock 2021 Note was accounted for as compound financial instruments with two components: (i) a liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and (ii) an embedded derivative, which reflects the value of the conversion option. The initial fair value of the notes was split between these two components. On April 9, 2021, the initial fair value of the embedded derivative of the Lynrock 2021 Note was calculated to be $12,713,000. The change in fair value is remeasured and recorded as financial income or loss at each statement of financial position date. At December 31, 2023, the recalculated fair value of the convertible debt instruments was nil and the gain in change of the fair value of $1,956,000 for the year ended December 31, 2023 was recorded in the Consolidated Statement of Operations. The Lynrock 2021 Note was repaid in October 2024.
On August 16, 2023, the accounting for the exercise of the option to extend the term of the Nokomis convertible note issued in August 2019 resulted in an embedded derivative. The initial fair value of the embedded derivative of the note was calculated to be $215,000, including the fair value of the warrants to be granted at the extension date for an amount of $82,000. After the issuance of the warrants (recorded in Other Capital reserves in shareholders' equity), the fair value of the embedded derivative of the note was $133,000. At December 31, 2023, the recalculated fair value of the convertible debt was $3,000 and the gain in change of the fair value of $1,244,000 for the year ended December 31, 2023, was recorded in the Consolidated Statement of Operations. At September 30, 2024, the Qualcomm closing date, the embedded derivative was reduced to zero, resulting in a gain of $3,000 recorded in the Consolidated Statement of Operations. The Nokomis convertible note was repaid in October 2024.
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
Income Tax Expense (Benefit)
We are subject to income taxes in France, the United States and numerous other jurisdictions. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes will be due. These tax liabilities are recognized when we believe that certain positions may not be fully sustained upon review by tax authorities, notwithstanding our belief that our tax return positions are supportable. Our effective tax rates differ from the statutory rate primarily due to any valuation allowance, the tax impact of local taxes, international operations, research and development tax credits, tax audit settlements, non-deductible compensation, transfer pricing adjustments and, in 2024, use of net operating loss carryforwards in France and taxation of a portion of our taxable income at the favorable IP Box regime rate in France. In respect of our subsidiaries outside of France, we operate primarily on a “cost plus” basis.
In the years ended December 31, 2023 and 2025, withholding tax was retained from license fees invoiced in China and from dividends received from the subsidiary in Israel. This withholding was only recoverable in the year of the invoicing and of the receipt of the dividends. As the Company was in a tax loss position in both years, the total amounts of $2,060,000 in 2023 and $235,000 in 2025, were not recoverable and were recorded in Income tax expense.
In the year ended December 31, 2024, we realized a taxable profit in France due to the gain recognized on the sale of certain 4G assets to Qualcomm. Under French tax regulations, we may opt to apply a special lower-tax regime to sales or licenses of qualifying intellectual property, commonly referred to as "IP Box". Taxable income from such qualifying transaction is taxed at a rate of 10%. We opted to apply the IP Box regime to the taxable income arising from the sale of the Monarch 2 eligible intellectual property, which is the trademarkable software element. The allocation of the gain on the sale of 4G assets was allocated between the assets sold and between the eligible versus ineligible intellectual property based on an analysis of the respective development costs. The gain associated with the sale of Monarch 2 eligible software was reduced by the value of related capital development costs that were on the balance sheet at the transaction date, as well as related research and development costs expensed in 2024 through the transaction date. Our use of the IP Box regime for this transaction received a favorable ruling in 2025 although the transaction itself remains subject to normal tax audit procedures. In the event of disqualification of any allocation of taxable income to the IP Box regime, that taxable income would be taxed at normal French rate of 25%. In the event that all allocation to the IP Box regime is disallowed, this would result in an increase of taxes due of $4,280,000.
We recognized total income tax expense in 2024 of $3,626,000, of which $2,893,000 is related to French taxable income. We were able to apply a portion of the net operating loss carryforwards to the taxable income, reducing 2024 tax expense.
In France, we have significant net deferred tax assets resulting from net operating loss carry forwards, tax credit carry forwards and deductible temporary differences that reduce our taxable income. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carry back or carry forward periods provided for in the tax law for each applicable tax jurisdiction. Following the issuance of convertible debt and debt with warrants attached, we have deferred tax liabilities resulting from the bifurcation of the conversion feature and warrants from the debts. The deferred tax liabilities have allowed us to recognize deferred tax assets, subject to certain limitations on their use under French tax law. In the years ended December 31, 2023, 2024 and 2025, deferred tax assets of $9,000, $89,000 and $56,000, respectively, were recognized through income tax income on our Consolidated Statement of Operations. Over time, as we generate taxable income, we expect our tax rate to increase significantly.
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
Accounting for the Acquisition of ACP Advanced Circuit Pursuit AG in 2025
On January 16, 2025, we acquired 100% of the share capital and voting rights of ACP Advanced Circuit Pursuit AG ("ACP"), a Swiss technology corporation.
In accounting for this business combination, we allocated the purchase price to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The purchase price for the acquisition of ACP consisted of both fixed and contingent consideration. Fixed consideration totaled $3,084,000, with $2,709,000 paid in cash to the selling shareholders during the first half of 2025 and $375,000 deposited with an escrow agent in July 2025. The escrowed amount will be released to the sellers on July 16, 2026, unless claims are made by the Company.
Contingent consideration is in the form of an earn-out, calculated based on gross margin generated from sales to ACP’s existing customers through December 31, 2026. The fair value of the earn-out was estimated at $566,000 at the acquisition date and subsequently remeasured to $984,000 as of December 31, 2025, reflecting updated expectations of future performance.
The determination of the fair value of contingent consideration involves significant judgment and estimates, including projections of future sales and gross margins. Changes in these estimates are recognized in earnings in the period of the change.
This policy requires management to make significant estimates and assumptions, and changes in these estimates could materially affect the amounts recognized in the financial statements.
Accounting for the Qualcomm Transaction in 2024
On August 22, 2024, we entered into an Asset Purchase Agreement ("APA") with Qualcomm Technologies, Inc. At closing on September 30, 2024, a number of other agreements were also signed. We consider that all of the agreements executed together constitute one transaction and must be evaluated as such for accounting purposes.
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

We sometimes receive advance payments from customers for the provision of goods and services. We determine if there is a significant financing component for these contracts considering the length of time between the customers’ payment and the transfer of control of the goods and services. When a significant financing component has been identified, the transaction price for these contracts is discounted, using the rate that we estimate would be reflected in a separate financing transaction at contract inception.
We recognize revenue when we satisfy the performance obligation by transferring the control over a product or service to the customer. Judgment is required to assess the pattern of transfer of control, in particular with regards to products’ sales to distributors and the rendering of services. Where we render services to the customers, they usually correspond to performance obligations which are satisfied over time, which are accounted for using the percentage-of-completion method, electing an input method of estimated costs as a measure of performance completed. When the transfer of control occurs only upon the delivery of milestones, revenue is recognized at the milestone dates.
We rely on estimates in determining the total estimated costs to complete the contract (“Estimated Costs at Completion”). Total Estimated Costs at Completion include direct labor, material and subcontracting costs. Due to the nature of the efforts required to be performed to meet the underlying performance obligation, determining Estimated Costs at Completion is subject to many variables. Management reviews the progress and performance of open contracts on a quarterly basis in order to determine the best estimate of Estimated Costs at Completion. As part of this process, management reviews information including, but not limited to, any outstanding key contract matters, progress towards completion, the project schedule, identified risks and opportunities, and the related changes in estimates of costs. The risks and opportunities include management’s judgment about the ability and cost to achieve the project schedule, technical requirements, and other contract obligations.
In 2025, we began providing services to maintain the availability of specific masksets for a small number of long-term customers, supporting their ongoing wafer manufacturing needs. These services include maskset creation, storage, and readiness for production. Revenue from these services is recognized as wafers are delivered, with amounts allocated on a pro-rata basis according to the expected total production volume under each arrangement, meaning that we rely on estimates of total volumes over the life of the contract to recognize revenue on a per unit basis. Management reviews the total estimated volumes on a quarterly basis. As part of this process, management reviews information including, but not limited to, any progress to date versus prior volume estimates and customer forecasts. The risks and opportunities include management’s judgment about the level of customer demand and the Company's ability to ship
Trade Receivables
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
At December 31, 2023, 2024, and 2025, we had provisions for slow-moving LTE inventory totaling $2.9 million, $3.3 million, and $3.6 million, respectively.
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
For the year ended December 31, 2023, 2024 and 2025, the assumption for expected volatility was the six-year volatility of the Company.
We recognize compensation expense only for the portion of share options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from our estimates.
For 2023, 2024 and 2025, we recorded employee share-based compensation expense of $7.1 million, $4.1 million and $3.0 million, respectively. Share-based compensation expense related to non-employees was not material for 2023, 2024 and 2025.
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
Investment in Digital Assets
The Company holds digital assets (which are comprised solely of Bitcoin) which are classified as intangible assets in accordance with IAS 38- Intangible assets. Digital assets are initially recognized at cost which includes the purchase price and any directly attributable transaction fees. The assets are considered to have an indefinite useful life and are not amortized, but are subject to impairment testing at each closing date. If the fair value of a digital asset decreases below its carrying value, an impairment loss is recognized in the Consolidated Statements of Operations. Gains are not recognized until realized upon sale. The Company determines the fair value of its digital assets based on quoted market prices on active exchanges at the closing date.

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
Comparison of Years Ended December 31, 2024 and 2025

	Year ended December 31,		Change
	2024	2025	%
	(in thousands)
Revenue:
Product revenue	$12,007	$15,489	29%
License, royalty and services revenue	24,824	10,262	(59)
Total revenue	36,831	26,325	(29)
Cost of revenue	(9,092)	(12,213)	34
Gross profit	27,739	14,112	(49)
Operating income (expenses):
Gain on sale of 4G intangible and tangible assets, net	153,129	—	100
Research and development	(28,527)	(31,183)	9
Sales and marketing	(11,773)	(8,598)	(27)
General and administrative	(14,402)	(12,008)	(17)
Digital asset impairment losses	—	(67,375)	100
Digital asset losses on sales, net	—	(6,102)	100
Impairment of 5G broadband platform intangible and tangible assets	(56,633)	—	(100)
Other operating income (expenses), net	—	(738)
Total operating income (expenses)	41,794	(126,004)	(401)
Operating income (loss)	69,533	(111,892)	(261)
Financial income (expense):
Interest income (expense), net	(22,878)	(11,097)	(51)
Gain (loss) on debt extinguishment	13,952	(29,348)	(310)
Change in fair value of derivative financial instruments	3	45,000
Foreign exchange gain (loss)	494	(1,110)	(325)
Profit (Loss) before income taxes	61,104	(108,447)
Income tax benefit (expense)	(3,537)	(832)	(76)
Profit (Loss)	$57,567	$(109,279)

The following table sets forth a summary of our statements of operations as a percentage of total revenue:

	Year ended December 31,
	2024	2025
	(% of total revenue)
Revenue:
Product revenue	33	59
License, royalty and services revenue	67	39
Total revenue	100	100
Cost of revenue	(25)	(46)
Gross profit	75	54
Operating income (expenses):
Gain on sale of 4G intangible and tangible assets, net	416	—
Research and development	(77)	(118)
Sales and marketing	(32)	(33)
General and administrative	(39)	(46)
Digital asset impairment losses	—	(256)
Digital asset losses on sales, net	—	(23)
Impairment of 5G broadband platform intangible and tangible assets	(154)	—
Other operating income (expenses), net	—	(3)
Total operating income (expenses)	114	(479)
Operating income	189	(425)
Financial income (expense):
Interest income (expense), net	(62)	(42)
Gain (loss) on debt extinguishment	38	(111)
Change in fair value of derivative financial instruments	—	171
Foreign exchange gain (loss)	1	(4)
Profit (Loss) before income taxes	166	(411)
Income tax expense (benefit)	(10)	(3)
Profit (Loss)	156	(414)
Revenue
Product Revenue
Product revenue increased 29% from $12.0 million in 2024 to $15.5 million in 2025. The increase was mainly due to the increase in our Cat M product category shipments, particularly modules, as customers began moving design wins to production.
In 2025, we shipped 3.0 million units of 4G products and RF transceivers compared to 3.1 million units of 4G products in 2024 with the unit decline due to a product mix more focused on modules. We expect product revenue growth in 2026, supported by a strong ramp-up of customer design wins going into production.
Royalties Revenue
We recognized royalties revenue for the first time in 2025 related to customer relationships of the acquired entity, ACP Advanced Circuit Pursuit AG. Royalties revenue totaled $574,000 in 2025.

License and Services Revenue
License and services revenue decreased 59% from $24.8 million in 2024 to $10.3 million in 2025. License revenue decreased 181% from $22.6 million in 2024 to $8.0 million in 2025, primarily due to the 2024 license revenues from the Qualcomm transaction. We recognized $19.0 million in license revenue in 2024 from the Qualcomm strategic transaction compared with $7.9 million in 2025. Development services revenue remained stable at $2.2 million in 2024 and 2025. License and services revenues can vary quite significantly from one period to another.
Sales to external customers disclosed below are based on the geographical location of the customers to which the Company invoices. The following table sets forth the Company’s total revenue by region for the periods indicated.

	Year ended December 31,
	2024	2025

Asia :
China (including Hong Kong)	$11,458	$7,261
Taiwan	468	893
Japan	696	1,960
Rest of Asia	47	436
Total Asia	12,669	10,550
Germany	687	629
France	1,405	2,957
United States of America	20,368	9,248
Rest of world (no single country representing more than 10%)	1,702	2,941
Total revenue	$36,831	$26,325

The Company categorizes its total revenue based on technology.

	Year ended December 31,
	2024	2025

Cellular IoT systems	$36,831	$22,709
Radio transceivers for all wireless systems	—	3,616
Total revenue	$36,831	$26,325

Additionally, the Company categorizes its total revenue based on product, license and services revenue.

	Year ended December 31,
	2024	2025

Product revenue, transferred at a point of time	$12,007	$15,489
License revenue, transferred at a point of time	19,353	8,036
License revenue, transferred over time	3,230	—
Development and other services transferred at a point of time	—	1,164
Development and other services transferred over time	2,241	1,062
Royalties	—	574
Total revenue	$36,831	$26,325

Cost of Revenue
Cost of product revenue increased 42% from $7.9 million in 2024 to $11.2 million in 2025 mainly due to the increase in shipments of modules and an increase in the provision for slow-moving inventory of $1.1 million in 2025 compared to $817,000 in 2024. Cost of services and license revenue decreased 16% from $1.2 million in 2024 to $1.0 million in 2025.

Gross Profit
Gross profit decreased 49% from $27.7 million in 2024 to $14.1 million in 2025, and gross margin percentage decreased from 75% in 2024 to 54% in 2025. Product gross margin percentage decreased from 34% in 2024 to 28% in 2025 due to the revenue mix including a higher percentage of module sales, and an increase in the provision for slow-moving inventory. License and services revenue gross margin decreased from 95% in 2024 to 91% in 2025 due to the lower proportion of license revenue in the mix in 2025.

Research and Development
Research and development expense increased 9% from $28.5 million in 2024 to $31.2 million in 2025 reflecting the absence of any net impact from the capitalization of development costs in 2025 compared to a net reduction of research and development costs in 2024 of $13.3 million due to capitalization of development costs. This impact was offset to a great extent by reductions in external spending.
The total amount of capitalized costs, mainly related to operator certifications, was $0.1 million in 2025, offset by amortization of these capitalized costs of $0.1 million. By comparison, in 2024, we continued capitalizing 5G development in the first half of the year and Calliope 2 costs through September 30, 2024, the date of sale of this asset to Qualcomm amounting in total to $15.5 million, net of research tax credit of $1.4 million offset by amortization of previously capitalized costs of $2.2 million. In 2025, and our intention in 2026, is to focus on the lower-end eRedCap variant of 5G. We expect that we will begin to capitalize 5G eRedCap development costs at some point in 2026 if the relevant accounting criteria continue to be met.
Research and development incentives increased from $3.8 million in 2024 to $5.8 million in 2025.
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
There were 157 employees and independent contractors in research and development at December 31, 2025 compared to 145 at December 31, 2024.

Sales and Marketing
Sales and marketing expense decreased 27% from $11.8 million in 2024 to $8.6 million in 2025. The decrease primarily reflects lower average headcount and related expenses. There were 40 employees and independent contractors in sales and marketing at December 31, 2025 compared to 46 employees at December 31, 2024.

General and Administrative
General and administrative expense decreased 17% to $12.0 million in 2025 compared to $14.4 million in 2024. Legal fees and other expenses decreased primarily due to lower costs compared to the costs associated with the Qualcomm transaction in 2024. There were 23 employees and independent contractors in general and administrative functions at December 31, 2025 compared to 20 at December 31, 2024.

Digital assets impairment and realized loss

During the year ended December 31, 2025, the Company issued equity and convertible debt in private placements. The Company used the net proceeds of approximately $384 million for the purchase of digital assets (which are comprised solely of Bitcoin). As of December 31, 2025, the carrying value of our digital assets was $141.5 million. The change in value reflects both market price fluctuations and our ongoing portfolio management activities, including the sale of 1,095 Bitcoin primarily to fund $100.6 million for the redemption of $94.5 million nominal value of convertible debt in November 2025. The digital assets are measured at the lower of cost or market, and as such, we recognized impairment charges of $67.4 million during the year, due to declines in market prices below our carrying values. Additionally, we realized net losses of $6.1 million on the sale and disposition of digital assets, reflecting the difference between the carrying value and the proceeds received. Given the inherent volatility of digital asset markets, we continue to monitor our exposure and have implemented robust internal controls over the custody, valuation, and reporting of these assets.

The following table presents a roll-forward of our Bitcoin holdings:

	Number of Bitcoins (1)	Carrying Value (in thousands of $)
Balance at January 1, 2025	0	$—
Acquisitions	3,233.8038	377,200
Disposals	(1,095.0001)	(116,532)
Impairment losses	—	(67,375)
Realized net losses	—	(6,102)
Balance at December 31, 2025	2,138.8037	$187,191
(1) Amounts for the number of Bitcoins are rounded to four decimal places to reflect transaction precision.
Interest Income (Expense), Net
Net interest expense decreased to $12.5 million in 2025 compared to $23.7 million in 2024. The decrease in interest expense in 2025 primarily reflects the fact that debt was outstanding for less than half the year in 2025 (after issuance in July 2025 and partial redemption in October 2025) compared with over nine months in 2024, as outstanding debt was repaid in October 2024. In addition, there was an increase in interest income from short-term investments and term deposits in 2025 compared to 2024, as excess cash was invested all the year in 2025 versus only the fourth quarter of 2024.

Gain (loss) on debt extinguishment
On November 10, 2025, the Company repurchased fifty percent of the secured convertible debentures issued in July 7, 2025 for $100.6 million. The change in the liability component before and after the repurchase was recorded for a loss of $29,348,000 in the Consolidated Statement of Operations in "Gain (loss) on debt extinguishment".
In 2025, the Company reached an agreement with Bpifrance to reschedule repayments of a long-term research project (5G eRedCap project) from September 30, 2028 to June 30, 2032. The change in the liability before and after the extension was recorded for a gain of $46,000 in the Consolidated Statement of Operations in "Gain (loss) on debt extinguishment".
On April 9, 2024, the Company secured standstill agreements from both convertible debt holders with respect to the convertible debt maturing in April 2024. The agreements granted an initial standstill period until April 26, 2024 that was extended until September 30, 2024. This resulted in the extinguishment of the existing notes and issuance of new notes for accounting purposes, and the change in the liability component was recorded for a total gain of $13,260,000 in the Consolidated Statement of Operations in “Gain (loss) on debt extinguishment". The Company also secured standstill agreements from Renesas and the French government. The agreements granted a standstill period until September 30, 2024. The change in the liability before and after the extension was recorded for a gain of $294,000 and $38,000, respectively, in the Consolidated Statement of Operations in "Gain (loss) on debt extinguishment".

Change in fair value of convertible debt embedded derivative
On July 7, 2025, we entered into a financing arrangement whereby we issued secured convertible debt and equity, each with warrants attached. The value of the conversion option and the warrants issued to shareholders and debt holders has been recorded as an embedded derivative at fair value. The value of the initial embedded derivative of the debenture and the warrants was calculated to be $73.2 million. On November 10, 2025, the Company repurchased fifty percent of the secured convertible debentures, and the change in fair value of $36.0 million was recorded as financial income in the Consolidated Statement of Operations. At December 31, 2025, the recalculated fair value of the remaining convertible debenture was $10.8 million and the warrants expired at December 31, 2025, resulting in a further change of the fair value of $9.0 million in 2025, recorded as a gain in the Consolidated Statement of Operations.
At September 30, 2024, the extinguishment date of the notes repaid with the proceeds of the Qualcomm transaction, the fair value of the embedded derivative of the notes was calculated and the change in fair value of $3,000 was recorded as financial income in the Consolidated Statement of Operations.
Foreign Exchange Gain (Loss), Net
We had a net foreign exchange loss of $1.1 million in 2025 compared to a net foreign exchange gain of $0.5 million in 2024 primarily due to movements in the U.S. dollar versus the euro and the Swiss franc, particularly in the revaluation of euro-denominated net debt on the balance sheet.
Income Tax Expense (Benefit)
In 2025, we recorded current tax expense of $888,000 arising from taxable income incurred at certain subsidiaries (including withholding taxes of $235,000 retained from royalties and services invoiced in China and from dividends received from the subsidiary in Israel) and a deferred income tax amounting to $56,000, related to origination and reversal of timing differences.
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
Comparison of Years Ended December 31, 2023 and 2024
The Comparison of the years ended December 31, 2023 and 2024 is hereby incorporated by reference from the Company's Annual Report on Form 20-F filed April 30, 2025.

B.	Liquidity and Capital Resources
Sources of Liquidity
Our cash and cash equivalents and short-term investments were $13.4 million at December 31, 2025.
Since inception, we have financed our operations primarily through proceeds from the issues of our shares, convertible notes and venture debt, which totaled $73.1 million from 2004 to the end of 2010; from $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011 and from $377 million in net proceeds from our follow-on public offerings and equity private placements.
In June 2014, we entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 80-90% of the face value of accounts receivable from qualifying customers. We transfer to the finance company all invoices issued to qualifying customers and the customers are instructed to settle the invoices directly with the finance company. In May 2020, we entered into an agreement to finance the 2020 research tax credit receivable as it is earned over the year, which was renewed for the 2021, 2022, 2023 and 2024 research tax credits. We terminated both of these agreements in 2025, and no amounts were outstanding at December 31, 2025.

In October 2014, Bpifrance, a financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a three-year period. The total funding was €7.0 million ($9.0 million), a portion in the form of a grant (€3.0 million or $3.8 million) and a portion in the form of a loan (€4.0 million or $5.2 million). The funding, with a fixed contractual rate of 1.53%, was paid in installments after milestones defined in the contract, the last of which was received in 2019. The advance was repaid from March 31, 2019 to January 2, 2025.
On February 18, 2019, a new strategic investor subscribed for warrants for a total subscription price of $8.4 million in support of accelerating Sequans’ 5G product roadmap. Upon the closing of this transaction, the Company issued to the investor pre-funded warrants to purchase 93,929 ADSs at the current ratio. The warrants are exercisable upon 61 days’ notice to Sequans at an exercise price of €0.02 per share (€2.00 per ADS at the current ratio). The warrants expire February 18, 2034.
On August 16, 2019, the Company entered into a convertible note agreement with Nokomis in the principal amount of $5.0 million. In March 2020, the 2019 convertible notes were amended to grant the Company two options to extend the term of such note by one year and with a reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the PIK would be adjusted to 9.5% and the holder would be granted warrants for 15% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK would be adjusted to 13.5%, and the holder would be granted additional warrants for 20% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP.
On April 30, 2020, the Company finalized €5 million of French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan. The French loan is unsecured, bears interest at 1.75% and is repayable over five years from August 2022 to May 2026. €1,250,000 ($1,402,000) in principal and interest was reimbursed in 2025 (€1,622,000 ($1,766,000) in 2024).
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
On April 9, 2021, the Company entered into a convertible note agreement with Lynrock Lake Master Fund LP in the principal amount of $40.0 million. The convertible note matured in April 2024 and was convertible, at the holder’s option, into the company’s shares at a conversion rate of $1.915 per share (representing $191.50 per ADS at the current ratio), subject to a 9.9% ownership limit for Lynrock Lake. The convertible debt paid interest annually at an interest rate of 6% for payment in kind accruals.
On August 15, 2022, the Company exercised its option to extend the term of the remaining Nokomis Note outstanding, that had been issued in August 2019, with the interest rate increasing to 9.5% per year and a conversion rate of $103.00 per ADS at the current ratio. In connection with the extension of the debt, the Company issued to Nokomis warrants to acquire 594,680 ordinary shares (5,946 ADS at the current ratio) at an exercise price of $103.00 per ADS at the current ratio.
On April 12, 2023, the Company increased its capital in connection with a private offering to 272 Capital Master Fund Ltd, Lynrock Lake Master Fund LP and several other institutional investors by issuing 38,834,952 ordinary shares at $0.515 per ordinary share (or $51.50 per ADS at the current ratio). The total gross proceeds from the offering amounted to $20.0 million.
On August 4, 2023, the Company entered into a Memorandum of Understanding (the “MoU”) with Renesas Electronics Corporation, a Japanese corporation (“Renesas”). The MoU provided, among other things, that Renesas and the Company engage in a series of transactions pursuant to which, among other transactions, Renesas would seek to acquire (through an affiliate) all of the issued and outstanding ordinary shares for $0.7575 per ordinary share and $75.75 per ADS at the current ratio.
On August 15, 2023, the Company exercised its second option to extend the term of the remaining Nokomis 2019 Note outstanding. This convertible note maturity was extended to April 2024, bears interest at a rate of 13.5% per year, paid in kind, and is convertible, at the holder’s option, into the company’s ADSs at a conversion rate of $75.00 per ADS at the current ratio. In connection with the extension of the debt, the Company issued to Nokomis warrants to acquire 1,244,820 warrants (12,448 ADSs at the current ratio) at an exercise price of $80.82 per ADS at the current ratio.

On September 26, 2023, the Company entered into a Securities Purchase Agreement with 272 Capital Master Fund, LTD, a fund affiliated with Wes Cummins, a director of the Company, to issue an aggregate of 84,805 American Depositary Shares at the current ratio at a price of $70.75 per ADS for a total capital increase of $5,999,999. The private placement closed on September 29, 2023, and we used proceeds of the private placement to partially fund operations.
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
On June 22, 2025,we entered into a Securities Purchase Agreement (the “equity purchase agreement”) with certain institutional and accredited investors (the “equity purchasers”), pursuant to which we agreed to issue to the equity purchasers in a private placement (the “equity private placement”) an aggregate of (a) (i) 1,171,987,620 ordinary shares, nominal value €0.01 per share, of the Company (the “ordinary shares”), represented by 11,719,876 ADS at the current ADS ratio and (ii) pre-funded warrants (the “pre-funded warrants”) to purchase up to an aggregate of 222,458,520 ordinary shares (the “pre-funded warrant shares”) represented by ADSs and (b) warrants (the “2025 warrants”) to purchase up to an aggregate of 209,166,800 ordinary Shares (the “warrant shares”) represented by ADSs, at a combined purchase price of $14.00 per ADS and warrant, the equivalent of $0.14 per ordinary share and warrant at the current ratio, or $13.90 per pre-funded warrant and warrant, for a total of $195 million.
In addition, on June 22, 2025, we entered into a Secured Convertible Debenture Purchase Agreement (the “debenture purchase agreement” and, together with the Equity Purchase Agreement, the “purchase agreements”) with certain institutional and accredited investors (the “debenture purchasers”), pursuant to which we agreed to issue to the debenture purchasers in a private placement (the “debenture private placement” and, together with the Equity Private Placement, the “private placements”) (a) secured convertible debentures (the “secured convertible debentures”) in the aggregate principal amount of $189 million and (b) 2025 warrants to purchase up to an aggregate of 202,499,970 warrant Shares.
The pre-funded warrants are exercisable commencing upon issuance through the lifetime of the Company at a nominal exercise price of €0.01 per pre-funded warrants share. The 2025 warrants are exercisable commencing upon issuance for a period of 90 days with an exercise price equal to $14.00 for each warrant.

The Secured Convertible Debentures are convertible into (i) Ordinary Shares (the “conversion shares”) or (ii) pre-funded warrants at the option of a Debenture Purchaser at any time at a conversion price of $21.00 per ADS at the current ratio. From and after the first anniversary date of the date the secured convertible debentures are issued ("issuance date") until, but not including, the second anniversary date of the Issuance Date, interest shall accrue on the outstanding principal balance of the secured convertible debentures at an annual rate equal to 6.0%, and from and after the second anniversary date of the Issuance Date, interest shall accrue on the outstanding principal balance of the secured convertible debenture at an annual rate equal to 8.0%.
The transactions were completed on July 7, 2025. The aggregate gross proceeds from the Private Placements were approximately $384 million. We used the net proceeds from the Private Placements for the purchase of the digital assets commonly referred to as “Bitcoin” in the cryptocurrency marketplace (“Bitcoin”). By October 3, 2025, we had acquired 3,234 Bitcoin for approximately $377.2 million at an average acquisition price inclusive of fees of $116,643 per Bitcoin, all of which were pledged as security for the Secured Convertible Debentures and are not available for sale.
In July 2025, 10,875,000 ordinary shares (108,750 ADS at the current ratio) were issued following exercise of 2025 warrants. In August and September 2025, 125,943,130 ordinary shares (1,259,431 ADSs at the current ratio) were issued following exercise of pre-funded warrants. In March 2026, a further 73,154,000 ordinary shares (731,540 ADSs at the current ratio) were issued following exercise of pre-funded warrants.
On August 25, 2025, we filed an automatic shelf registration statement on Form F-3 and established an “at the market” equity offering program (the “ATM Program”) under which we could offer and sell our ADSs for an aggregate offering amount of up to $200 million. No ADS were issued under this registration statement or ATM Program. Upon the filing of this annual report on Form 20-F, we no longer satisfy the requirements for using an automatic shelf, and therefore we can no longer issue equity under the August shelf registration or the ATM Program.
On October 1, 2025, the Company extended the expiration date of the remaining 2025 warrants from October 5, 2025 to December 31, 2025 at which time all 2025 warrants expired unexercised.
On October 27, 2025, the Secured Convertible Debenture Purchase Agreement was amended to allow the Company to repurchase 50% of the Secured Convertible Debentures at their face value plus a 6.5% premium and in connection with the repurchase, to release 50% of the Bitcoin held from the security and collateral agreements. The repurchase of the Secured Convertible Debentures for $100.6 million was completed on November 10, 2025 and was funded by the sale of 970 Bitcoin. Following the repurchase, another 647 Bitcoin were released from the security and collateral agreements.
On February 10, 2026, the Secured Convertible Debenture Purchase Agreement was further amended to allow the Company to repurchase the remaining 50% of the Secured Convertible Debentures at their face value. Subject to certain restrictions set forth in the Debentures, the redemption will be funded by the sale of Bitcoin held in a securities account to secure the Debentures (the “Bitcoin Collateral Account”) in increments such that, on or before June 1, 2026, either the Debentures will be fully redeemed or all 1,617 Bitcoin in the Bitcoin Collateral Account will have been sold to fund the redemption of the applicable portion of the principal amount of outstanding Debentures. To the extent that any principal amount or any accrued and unpaid interest thereon remains outstanding (the “Outstanding Amount”) following the release of all 1,617 Bitcoin from the Bitcoin Collateral Account, such Outstanding Amount shall not be subject to repurchase by the Company at the option of any holder of the Debentures until January 7, 2027 at the earliest, except as otherwise set forth in the Debentures.
Since executing the second amendment of Secured Convertible Debenture Purchase Agreement through April 23, 2026, the Company has sold 700 Bitcoin and has redeemed $50.8 million of the convertible debt.
As of April 23, 2026, the Company held 1,214 Bitcoin of which 917 Bitcoin remain pledged to secure the remaining portion of the Secured Convertible Debentures. The Bitcoin are held for investment purposes and are classified as intangible assets under IAS 38. A decrease in value below historical cost results in the recording of a provision for impairment of value that is only reversed upon the sale of the Bitcoin.
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2023	2024	2025
	(in thousands)
Net cash used in operating activities	$(7,261)	$(19,511)	$(26,418)
Net cash from (used in) investing activities	$(24,437)	$93,687	$(210,961)
Net cash from (used in) financing activities	$31,736	$(70,788)	$241,535
Net increase (decrease) in cash and cash equivalents	$38	$3,388	$4,156
Cash Flows from Operating Activities
Net cash used in operating activities during 2025 was $26.4 million, reflecting a net loss (before income tax) of $108.4 million, tax payments of $0.7 million, increases in research tax credit receivable of $2.0 million and inventories of $1.3 million, and a decrease in contract liabilities of $3.5 million, offset by a decrease in trade receivables and other receivables of $8.2 million and increases in trade payables and other liabilities of $4.2 million and in government grant advances of $2.1 million. In addition, there were several non-cash charges, including depreciation and amortization of $5.7 million, impairment of digital assets of $67.4 million and loss on sale of digital assets of $6.1 million, interest expense of $11.1 million, loss on debt extinguishment of $28.3 million and share-based compensation expense of $3.0 million during the period. There was a non-cash benefit of $45.0 million due to the reduction in the fair value of convertible debt embedded derivative.
Net cash used in operating activities during 2024 was $19.5 million, reflecting a net profit (before income tax) of $61.1 million, an increase in research tax credit receivable of $2.1 million and a decrease in trade payables and other liabilities of $13.1 million offset by decreases in inventories of $3.1 million, in trade receivables and other receivables of $3.6 million and increases in contract liabilities of $6.0 million and in government grant advances of $2.4 million. In addition, there were several non-cash charges, including depreciation, amortization and impairment of $64.0 million, interest expense of $22.9 million, reduction in the fair value of convertible debt embedded derivative of $0.3 million, and share-based compensation expense of $4.1 million during the period. There was a non-cash benefit of $157.1 million related to the gain on disposal of assets and $14.0 million related to convertible debt amendment.
Net cash from in operating activities during 2023 was $7.3 million, reflecting a net loss (before income tax) of $38.3 million, increases in research tax credit receivable of $3.2 million and in trade payables and other liabilities of $7.3 million, and decreases, contract liabilities of $0.2 million and in government grant advances of $1.1 million, offset by decreases in inventories of $3.1 million and in trade receivables and other receivables of $0.1 million. In addition, there were several non-cash charges, including depreciation and amortization of $11.9 million, interest expense of $11.2 million, reduction in the fair value of convertible debt embedded derivative of $3.2 million, and share-based compensation expense of $7.1 million during the period. There was a non-cash benefit of $0.2 million related to convertible debt amendment.
Cash Used in Investing Activities
Cash used in investing activities during 2025 included primarily the investment of $377.2 million in Bitcoin financed by the July 2025 financings described above, offset partially by the $116.5 million proceeds from the sale of Bitcoin in October to December 2025 to redeem convertible debt and finance the ADS buyback program. In 2025, we also invested $2.8 million in the acquisition of ACP Advanced Circuit Pursuit AG and $2.2 million in purchases of property and equipment. We also sold short-term deposits and other financial assets for $53.4 million and received interest payments of $1.4 million.
Cash from or used in investing activities during 2024 and 2023, consisted primarily of proceeds from sale to Qualcomm of intangible assets and property, plant and equipment of $165.6 million in 2024, purchases of property and equipment and intangible assets of $3.3 million and $5.5 million, respectively, of capitalized development expenditures of $16.4 million and $24.1 million, respectively, the purchase of short-term deposits for $53.0 million in 2024 ($5.0 million in 2023). In 2023 and 2024, the purchase of intangible assets included licenses purchased for the 5G product development.
Cash Flows from Financing Activities
Net cash provided by financing activities was $241.5 million in 2025, reflecting $326.5 million in net proceeds of our July 2025 private placement of equity, warrants and convertible debt used to launch our Bitcoin treasury strategy, $32.5 million from the exercise of warrants issued in the July private placement and $1.1 million in proceeds of research project financings, offset by $100.6 million in repayment in October 2025 of convertible debt issued in July 2025, $4.2 million in repayment of loans, $1.4 million repayment of a government loan, $1.6 million payment of lease liabilities, $0.5 million repayment of research project financing, $1.0 million payment of interest and $9.4 million paid to buy back our own ADSs.

In September 2025, the Board of Directors, considering that the market value of the Company was low compared to our net asset value, authorized the buyback of ADS representing ordinary shares up to 10% of the then outstanding capital. During November and December 2025, we purchased 1,516,973 ADS, representing 9.5% of issued ADS as of December 31, 2025, for a total of $9.4 million, financed by the sale of Bitcoin. The ADS and the underlying shares were cancelled in February 2026.
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
Net cash provided by financing activities in 2023 was $31.7 million, reflecting $25.5 million in net proceeds from our follow-on private placements of equity in April and September 2023, net proceeds from loans of $9.0 million, $0.5 million in proceeds of research project financings and $1.5 million in net proceeds drawn on interest-bearing receivables financing, offset by $1.1 million repayment of a government loan, $1.3 million payment of lease liabilities, $0.9 million repayment of research project financing and a $1.4 million payment of interest.
Operating and Investing Requirements
We expect our cash operating expenses will be lower than in 2025 as we have reduced headcount and adapted our strategy to focus on the lower cost development of our 5G eRedCap chipset targeting low-power massive IoT applications. We expect that investments in tangible and intangible assets in 2026 will be lower than in 2025.
The Company’s internal cash forecast, which is built from sales forecasts by product and by customer, assumes higher product revenues and lower licensing revenues, a decrease in the operating cost structure, sales of Bitcoin and ongoing and new government funding of research programs. Geopolitical uncertainties, including the imposition of tariffs and the Russian-Ukrainian conflict and Middle East conflicts, could have a negative impact on sales of our products or make it difficult or more expensive to produce and deliver products to our customers, or could reduce demand for our products.
While management believes the assumptions underlying the forecasts are reasonable and that the Company has a credible plan to execute its strategy and that the sale of Bitcoin will provide an adequate source of financing, there remains significant uncertainty in relation to the achievement of forecasted operating cashflows, in particular if the Company is unable to achieve its revenue growth plans, the future market price of Bitcoin and the Company’s ability to realize planned digital asset sales.
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
Our short and long-term capital requirements will depend on many factors, including the following:
•our ability to sell unrestricted Bitcoin at favorable prices, and the number of unrestricted Bitcoin that will be available after repayment of the remaining convertible debt;
•our ability to generate cash from operations or to minimize the cash used in operations;
•our ability to control our costs;
•the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, or participating in litigation-related activities;
•the impact of supply chain disruptions on our business;
•the impact of the hostilities in the Middle East; and
•the acquisition of products and technologies.
From time to time, we have entered into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. (See Note 23.2 for more information on our hedging arrangements).

C.	Research and Development, Patents and Licenses, etc.
We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core products. Our research and development team of 157 employees and independent contractors, at December 31, 2025, includes experienced semiconductor designers, software developers and test engineers. Key areas of expertise include wireless systems architecture, SoC architecture, digital and RF IC design, digital signal processing, embedded real-time and application software design, cellular protocol stack development, hardware and software integration, quality assurance test development and scripting and field testing. Our team has significant experience in the principal cellular wireless domains and other wireless communication technologies. Approximately 77% of our employee engineers have more than 10 years of experience in their specific domain, and 70% of our engineers hold masters degrees or above.
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
Since February 2009, we have been certified as ISO 9001 compliant, an international standard set by the International Organization for Standardization, or ISO, that sets forth requirements for an organization’s quality management system. We believe this certification gives our customers confidence in our quality control procedures. We also participate in a number of organizations and standards bodies, including the 3rd Generation Partnership Project (3GPP), the PTS Type Certification Review Board (PTCRB), the Global Certification Forum (GCF), the GSMA, the Global mobile Supplier Alliance (GSA), Utility Broadband Alliance (UBBA) and the European Telecommunications Standards Institute (ETSI).
We participate in multiple European Union and French collaborative projects for advanced studies to benefit from cutting edge innovations from industry and academic partners in areas spanning from signal processing to end-to-end solutions. Recent activities focus on the defining of IoT for industrial needs, in line with the evolution of 5G.
At December 31, 2025, we had 61 patents issued.
Our research and development expense was $26.1 million for 2023, $28.5 million for 2024 and $31.2 million for 2025.

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

E.	Critical Accounting Estimates
See footnote 2.4 to the Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
Executive Officers and Directors
The following table sets forth information about our executive officers and directors as the date of this annual report.

Name	Age	Position(s)
Executive Officers
Dr. Georges Karam	64	Chairman of the Board and Chief Executive Officer
Deborah Choate	62	Chief Financial Officer
Louis Chuang	45	Executive Vice President, Product Management
Bertrand Debray	61	Chief of Staff and acting Executive Vice President - Engineering
Dr. Qiuting Huang	69	Chief Technology Officer
Olivier Pauzet	51	Executive Vice President, Marketing and Strategy
Nikhil Taluja	54	Executive Vice President Worldwide Sales
Directors
Jason Cohenour	64	Director
Wesley Cummins	48	Director
Yves Maitre	63	Director
Maria Marced	71	Director
Richard Nottenburg	72	Director
Hubert de Pesquidoux	58	Director
Zvi Slonimsky	76	Director
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
Directors
Jason Cohenour has served as a director since June 2025. Mr. Cohenour brings more than 30 years of executive leadership experience across sales, operations, and international mergers and acquisitions. He served as President, CEO, and Director of Sierra Wireless, Inc. from 2005 to 2018. Prior to his CEO role, he held several senior positions at Sierra Wireless between 1996 and 2005, including Vice President of Sales and Chief Operating Officer. Mr. Cohenour currently serves as Lead Independent Director at Blackline Safety, and has previously served on the boards of Lantronix, and RF Industries. Mr. Cohenour served as a director of CalAmp Corp from June 1, 2019 until his resignation on July 31, 2024. Mr. Cohenour also served as Interim CEO of CalAmp from August 28, 2023 to January 22, 2024. On June 3, 2024, CalAmp voluntarily initiated bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code. to effect a restructuring with its principal secured lender, for such lender to become the principal equity owner of CalAmp and take CalAmp private. Mr. Cohenour holds a B.S. in business administration from the University of Rhode Island.
Wesley Cummins has served as a director since June 2018. Mr. Cummins has served as a member of the Board of Directors of Applied Digital Corporation from 2007 until 2020 and from March 11, 2021 through present. During that time Mr. Cummins also served in various executive officer positions and he is currently serving as Applied Digital Corporation's chairman of the Board and chief executive officer. Prior to Applied Digital, Mr. Cummins was the founder and CEO of 272 Capital LP, a registered investment advisor, which focuses primarily on investing in technology hardware, software, and services companies. Mr Cummins has been a technology investor for over 20 years and held various positions in capital markets including positions at investment banks and institutional asset management firms. Prior to founding 272 Capital, he led technology investing at Nokomis Capital, L.L.C., an investment advisory firm. Mr. Cummins holds a B.S.B.A. in finance and accounting from Washington University in St. Louis, Missouri.
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
Maria Marced has served as a director since June 2023. Ms. Marced served as president of TSMC Europe from 2007 until her retirement in January 2024, where she was responsible for driving the development and strategy of TSMC’s business in Europe. Before joining TSMC, Marced was senior vice president of sales and marketing at NXP/Philips Semiconductors from 2003 until 2006, where she also served as GM of Philips’ Connected Multimedia Solutions Business Unit, overseeing Philips’ semiconductor solutions for connected consumer applications. Earlier, Marced spent more than 19 years at Intel, rising to the position of vice president and GM for Intel’s Europe, Middle East and Africa region. Marced serves as chairwoman of the Global Semiconductor Alliance (GSA) EMEA leadership council, an organization dedicated to the advancement of the worldwide semiconductor industry. She also serves as a director of Ceva, IQE and KD. Ms. Marced holds a masters degree in telecommunications engineering from Politechnique Madrid (Spain).
Richard Nottenburg has served as a director since June 2016. He has served as Executive Chairman of NxBeam Inc., a private company, since February 2022, and an investor in various early-stage technology companies. Previously, Dr. Nottenburg served as president, chief executive officer, and member of the board of directors of Sonus Networks, Inc. from 2008 through 2010. From 2004 until 2008, Dr. Nottenburg was an officer with Motorola, Inc., ultimately serving as its executive vice president, chief strategy officer and chief technology officer. Dr. Nottenburg is currently a member of the board of directors of Applied Digital Coporation where he is chairman of the compensation committee. He previously served on the boards of directors of Verint Systems Inc., Cognyte LTD, PMC-Sierra Inc., Aeroflex Holding Corp., Anaren, Inc., Comverse Technology, Inc. and Violin Memory, Inc. Dr. Nottenburg has a BSEE in Electrical Engineering from New York University, an MSEE in Electrical Engineering from Colorado State University and a PhD in Electrical Engineering from Ecole Polytechnique Federal Lausanne.
Hubert de Pesquidoux has served as a director since March 2011. Mr. de Pesquidoux has served as an Executive Partner at Siris Capital, a private equity firm focused on making control investments in data/telecom, technology and technology-enabled business service companies in North America, since October 2012. From 1991 until December 2009, Mr. de Pesquidoux held various positions at the telecommunications company Alcatel-Lucent SA (and its predecessor, Alcatel S.A. and its affiliates), where he most recently served as Chief Financial Officer from November 2007 until December 2008 and as President of the Enterprise business from November 2006 until December 2008. Mr. de Pesquidoux was also previously a member of the Alcatel Executive Committee and held various executive positions including President and Chief Executive Officer of Alcatel North America, Chief Executive Officer of Alcatel Canada (formerly NewbridgeNetworks) and Chief Financial Officer of Alcatel USA. Mr. de Pesquidoux currently serves as executive chairman of Mavenir Systems, Inc. and is a member of the board of Tarana Wireless. Mr. de Pesquidoux holds a Master in Law from University of Nancy II, a Master in Economics and Finance from Institut d’Etudes Politiques de Paris, a DESS in International Affairs from University of Paris Dauphine and was a laureate in the “Concours Général de Droit”.
Zvi Slonimsky has served as a director since November 2006. Since 2005, Mr. Slonimsky currently is a consultant to companies in the high tech industry. In the past he has been chairman of the board of several Israeli public and private high tech companies, including Alvarion, Awear, Extricom, Maradin, Pentalum, Surf and Teledata. He served as CEO of Alvarion Ltd. from 2001 to October 2005, following Alvarion’s establishment via merger of BreezeCOM and Floware in August 2001. Prior to the merger, Mr. Slonimsky was CEO of BreezeCom. Before that, he served as president and CEO of MTS Ltd. and was general manager of DSP Group, Israel. Earlier in his career, he held senior positions at several Israeli telecom companies, including C.Mer and Tadiran. Mr. Slonimsky holds a BSEE and a MSEE from the Technion Israel Institute for Technology and an MBA from Tel-Aviv University.

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
The aggregate compensation paid and benefits in kind granted by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2025 was $8.4 million. For the year ended December 31, 2025, we estimate that approximately $12,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Our non-employee directors are entitled to the following annual compensation as an annual retainer:

Attendance fees	$20,000
Attendance fees for board committee chairperson
Audit committee	$12,000
Compensation committee	$9,000
Nominating and corporate governance committee	$5,000
Attendance fees for board committee members
Audit committee	$6,000
Compensation committee	$4,500
Nominating and corporate governance committee	$2,500
In addition, our non-employee directors, are also entitled to the following equity awards as an annual retainer:

Annual award for continuing board members(1)(2)	Warrants to purchase 3,600 ADS (at current ratio)
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
Variable compensation: Dr. Karam’s annual variable compensation can represent between 0% and 200% of Dr. Karam’s annual fixed compensation. The amount of variable compensation is based on the achievement of pre-determined performance conditions defined by the board of directors based on recommendations issued by the compensation committee. The performance conditions are a combination of financial and strategic targets. The board of directors in its meeting of February 3, 2026 approved a bonus of €440,000 for the year ended December 31, 2025 compared with €340,000 for the year ended December 31, 2024 and with €320,000 for the year ended December 31, 2023.
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
Benefits in kind: As Dr. Karam is not entitled to normal French legal employee unemployment benefits, we have subscribed to private unemployment insurance on his behalf and increase Dr. Karam's compensation to cover the income taxes associated with this benefit (total cost of €23,105 in 2025; €16,596 in 2024; €14,909 in 2023). He is ineligible for the French defined contribution pension plan, which applies to all of our French employees.
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
Equity Plans
We have issued to our employees and certain consultants, stock options and warrants to purchase our ordinary shares, and restricted share awards. Due to French corporate law and tax considerations, we have issued such equity awards under four types of equity plans, collectively referred to in this discussion as our equity plans. Our equity plans provide for the issue of restricted free shares or stock options to employees pursuant to our Stock Option and Restricted Share Award Plans; and, on a limited basis, warrants to our business partners, including certain consultants and advisors, who have long-term relationships with us and advise us on a regular basis, pursuant to our BSA Subscription Plans.
Under French law, the creation of each of these equity plans and the issuance of the underlying shares must be approved at the shareholders’ general meeting. The shareholders may delegate to our board of directors the authority to finalize the form of the plans and to grant the securities within a period that cannot exceed 18 months for restricted share awards and warrants, and 38 months for stock options. The shareholders have nevertheless historically delegated the authority to our board to grant these securities within a period that cannot exceed 12 months. Once approved by the shareholders’ general meeting, these equity plans cannot be extended either in duration or in size. We have therefore implemented new equity plans each year and expect to continue to do so.
As of April 23, 2026, a total of 36,010,298 shares (360,102 ADSs) have been authorized the issuance under all our equity plans, of which 27,590,298 shares (275,902 ADSs) are reserved for outstanding awards and 8,420,000 shares (84,200 ADSs) are available for future grants. All shares reserved for future grants will expire at the earlier of the next annual shareholder meeting when a new pool is authorized or August 30, 2028. At April 23, 2026, there were outstanding stock options and warrants to purchase a total of 105,136 of our ADSs issued under our equity plans at a weighted average exercise price of $60.60, of which 80,901 were held by our directors and executive officers at a weighted average exercise price of $54.12 per ADS. Of these outstanding stock options and warrants, at April 23, 2026, options and warrants to purchase 79,936 ADSs were vested and exercisable, of which 55,701 in the form of ADS were held by our directors and executive officers. At April 23,

2026, there were unvested restricted share awards outstanding representing 170,767 ADSs, of which 97,120 were held by our directors and executive officers. As of April 23, 2026, there were restricted shares representing 28,517 ADSs (18,519 ADS held by our directors and executive officers) that had vested but were not yet freely transferable under the restrictions of the plans.
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
None of our directors and officers beneficially own greater than one percent of our ordinary shares or ADS or have options to purchase more than one percent of our ordinary shares or ADS as of April 23, 2026.

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

Our board of directors currently consists of eight directors; the maximum permitted under our by-laws is nine. Our board of directors has determined that each of Messrs. Cohenour, Cummins, Maitre, Nottenburg, de Pesquidoux, and Slonimsky and Ms. Marced qualify as independent under the applicable rules and regulations of the SEC and the NYSE.
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

Name	Current position	Year of appointment	Term expiration year
Georges Karam	Chairman	2003	2027
Jason Cohenour	Director	2025	2028
Wesley Cummins	Director	2018	2027
Yves Maitre	Director	2014	2026
Maria Marced	Director	2023	2026
Richard Nottenburg	Director	2016	2028
Hubert de Pesquidoux	Director	2011	2026
Zvi Slonimsky	Director	2006	2027
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
Directors may resign at any time and their position as members of the board of directors may be revoked at any time by a majority vote of the shareholders present or represented at a shareholders’ general meeting, excluding abstentions. The chairman of our board cannot be over 72 years old. A director does not need to be a French national, and there is no limitation on the number of terms that a director may serve. In case of removal without cause, directors may be entitled to damages.
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
Audit Committee
Our audit committee consists of Hubert de Pesquidoux, Richard Nottenburg and Jason Cohenour, with Mr. de Pesquidoux serving as chairperson. Our audit committee oversees our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; recommends to the shareholders with respect to the identity and compensation of the independent registered public accounting firm; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; reviews our Consolidated Financial Statements; reviews our critical accounting policies and estimates and internal controls over financial reporting; discusses with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly Consolidated Financial Statements; and reviews the scope and results of internal audits and evaluates the performance of the internal auditor. Our board of directors has determined that each of our audit committee members meets the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our board of directors has determined that Mr. de Pesquidoux is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication under the applicable rules and regulations of the NYSE. The audit committee operates under a written charter that satisfies the applicable rules of the SEC and the NYSE.
Compensation Committee
Our compensation committee consists of Zvi Slonimsky and Richard Nottenburg, with Mr. Slonimsky serving as chairperson. Our compensation committee reviews and recommends policies relating to the compensation and benefits of our officers and employees, which includes reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee also recommends to the board of directors the issue of stock options and other awards. Our board of directors has determined that each member our compensation committee meets the requirements for independence under the applicable rules and regulations of the SEC and the NYSE. The compensation committee operates under a written charter.
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

At December 31, 2025, we had 171 full-time employees, of whom 70 were located in France, 25 were in Israel, 23 were in the United Kingdom, 18 were in Switzerland, 15 were in the United States, 11 were in Taiwan, 7 were in China, and there was one employee in each of Finland and Hong Kong. Management considers labor relations to be good. We also have independent contractors and consultants. At December 31, 2025, we had 20 dedicated engineers from Global Logic in Ukraine for software development and testing, and also had 25 other independent contractors primarily in research and development but also in business development and finance in India, the United Kingdom, Finland, France, Israel, Greece, Serbia, Spain, Germany and Poland.
At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2023	2024	2025
Department:
Research and development	190	90	109
Sales and marketing	45	42	37
General and administration	24	18	19
Operations	5	5	6
Total	264	155	171
Geography:
Europe, Middle East, Africa	218	119	137
Asia	24	19	19
Americas	22	17	15
Total	264	155	171

E.	Share Ownership
For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B.—Compensation—Equity Plans” and “Item 7.A—Major Shareholders.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation S’share Ownership

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of April 23, 2026 :
•each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding ADSs or ordinary shares;
•each of our executive officers;
•each of our directors; and
•all of our executive officers and directors as a group.
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options or warrants that are exercisable within 60 days after the date of this annual report. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant, but not the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists applicable percentage ownership based on 1,497,766,502 ordinary shares (the equivalent of 14,977,665 ADSs at the current ratio) outstanding as of April 23, 2026.
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

	Ordinary Shares Beneficially Owned	ADSs Beneficially Owned
	Number	Number	Percent
5% Shareholders
Daniel Asher (1)	190,125,500	1,901,255	12.7%
FMR LLC (2)	142,568,900	1,425,689	9.5%
Oasis Investments II Master Fund Ltd. (3)	141,131,500	1,411,315	9.4%
Executive Officers and Directors
Dr. Georges Karam(4)	14,149,316	141,493	*
Deborah Choate(5)	1,400,108	14,001	*
Louis Chuang(6)	581,100	5,811	*
Jason Cohenour	710,000	7,100
Wesley Cummins(7)	2,922,000	29,220	*
Bertrand Debray(8)	2,357,418	23,574	*
Dr. Qiuting Huang	—	—	*
Yves Maitre(9)	1,008,300	10,083	*
Maria Marced(10)	540,000	5,400	*
Richard Nottenburg(11)	992,000	9,920	*
Olivier Pauzet(12)	726,300	7,263	*
Hubert de Pesquidoux(13)	1,014,600	10,146	*
Zvi Slonimsky(14)	2,958,300	29,583	*
Nikhil Taluja(15)	1,010,200	10,102	*
All executive officers and directors as a group (14 persons)(16)	30,369,642	303,696	2.0%
 * Represents beneficial ownership of less than 1%.

(1)Based on a Schedule 13G filed with the SEC on January 26, 2026. Daniel Asher is the beneficial owner of DBA Trading, LLC and is deemed to control and share voting and dispositive power over the shares held by them. AFO Blackberry, LLC is the managing member of AFOB FIP MS, LLC and Daniel Asher is deemed to control share voting and dispositive power over the shares held by AFO Blackberry. DBA Trading, LLC holds 138,781,100 ordinary shares represented by 1,387,811 ADSs. AFOB FIP MS, LLC holds 51,344,400 ordinary shares represented by 513,444 ADSs. The address of Daniel Asher is 1011 Lake Street Suite 311 Oak Park, IL 60301.
(2)Based on a Schedule 13G filed with the SEC on November 5, 2025. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210
(3)Based on a Schedule 13G filed with the SEC on August 14, 2025. Oasis Management Company Ltd., a Cayman Islands exempted company,(the "Investment Manager") is the beneficial owner with respect to the ordinary shares held by Oasis Investments II Master Fund Ltd. (the "Oasis Fund"); and Seth Fischer is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the ordinary shares held by the Oasis Fund. The address of the business office of Oasis Management is 4th Floor Anderson Square, 64 Shedden Road, P.O. Box 10324 Grand Cayman, Cayman Islands KY-1103. The address of the business office of Mr. Fischer is c/o Oasis Management (Hong Kong) 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong.
(4)Includes 1,192,300 restricted shares that vest within 60 days of April 23, 2026.

(5)Includes 149,000 restricted shares that vest within 60 days of April 23, 2026.
(6)Includes 36,200 restricted shares that vest within 60 days of April 23, 2026.
(7)Includes 922,000 ordinary shares subject to warrants that are exercisable within 60 days of April 23, 2026.
(8)Includes 173,700 restricted shares that vest within 60 days of April 23, 2026.
(9)Includes 972,000 ordinary shares subject to warrants that are exercisable within 60 days of April 23, 2026.
(10)Includes 540,000 ordinary shares subject to warrants that are exercisable within 60 days of April 23, 2026.
(11)Includes 992,000 ordinary shares subject to warrants that are exercisable within 60 days of April 23, 2026.
(12)Includes 76,400 restricted shares that vest within 60 days of April 23, 2026.
(13)Includes 972,000 ordinary shares subject to warrants that are exercisable within 60 days of April 23, 2026.
(14)Includes 972,000 ordinary shares subject to warrants that are exercisable within 60 days of April 23, 2026.
(15)Includes 235,000 ordinary shares subject to options that are exercisable and restricted shares that vest within 60 days of April 23, 2026.
(16)Includes 7,232,600 ordinary shares subject to options and warrants that are exercisable and restricted shares that vest within 60 days of April 23, 2026.
None of our principal shareholders have voting rights different from our other shareholders.
At April 23, 2026, there were 14,977,486 of our ADSs outstanding, excluding 250,000 ADS in treasury, representing 1,497,748,646 of our ordinary shares or 99.99% of our 1,497,766,502 total outstanding ordinary shares. At such date, there were 228 holders of record registered with the Bank of New York Mellon, depositary of our ADSs.

B.	Related Party Transactions

Since January 1, 2025, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders.
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
Agreements with Major Shareholders
AFOB FIP MS, LLC
AFOB FIP MS, LLC ("AFOB") is an investment fund over which Mr. Daniel Asher is deemed to control share voting and dispositive power over the shares held by them, as disclosed in filings with the SEC. Mr. Asher has also disclosed beneficial ownership of DBA Trading LLC. Together DBA Trading LLC and AFOB own 12.7% of the Company's outstanding capital.
In July 2025, AFOB participated in the private placement of equity and convertible debt issued by the Company. AFOB purchased 714,285 ADS at the current ratio, representing 71,428,500 ordinary shares, for $10 million. At the time, this represented 4.6% of the outstanding capital of the Company. AFOB also purchased $10.4 million of the convertible debt, with a conversion price of $21.00 per ADS at the current ratio. In October 2025, half of the outstanding amount of the debt was redeemed, followed by further redemptions in February, March and April 2026. As of April 23, 2026, $43.7 million of the debt remains outstanding.
In connection with the investments in equity and convertible debt, AFOB received 2025 warrants to purchase an additional 214,285 ADS at the current ratio, representing 21,428,500 ordinary shares, for $14.00 per ADS at the current ratio. All these 2025 warrants expired unexercised on December 31, 2025.
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
No significant changes have occurred since December 31, 2025, except as otherwise disclosed in this annual report.

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
General Description of our By-laws
The following summarizes certain terms and provisions contained in our by-laws. This summary is not complete, and you should read our by-laws (statuts), which are filed as an exhibit hereto.
Corporate Purposes (Article 3)

Our company is engaged in the business of researching, developing and commercializing silicon and software solutions in the areas of broadband wireless access, specifically compliant with LTE standards or other similar broadband wireless standards.
Our corporate purpose in France and in all countries is:
•The study, development and marketing of all products and/or services relating to radio fixed and/or optical-type communication networks systems;
◦Advising and training, by all means and technical media, relating to the aforementioned fields of operations;
◦The participation, directly or indirectly, in all transaction that may be related to any of the purposes defined above, through the creation of new companies or legal entities, the contribution, subscription, or purchase of securities or corporate rights, acquisition of interests, mergers, partnerships, or any other methods;
◦And, more generally, all industrial, commercial, and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the company’s business, including, without limitation,  investments (exchange, custody and access) in sovereign and non-sovereign currencies for treasury reserve purposes.

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

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of our Company

The sections of the by-laws relating to the number of directors, election and removal of a director from office may be modified only by a resolution adopted by 66 2⁄3% of our shareholders present or represented. These provisions, and other procedural provisions contained in our by-laws, may have the effect or delaying or deferring a change in control.
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
Subject to certain conditions and limitations, French tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends, if any, that we distribute will constitute “passive category income”, or, in the case of certain U.S. Holders, “general category income”. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements or if you engage in certain risk reduction transactions. If you are a U.S. Holder, dividends, if any, paid to you with respect to your ADSs generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex, and you are encouraged to consult your tax advisor to determine whether and to what extent you will be entitled to this credit.
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
Based on the character of our gross income and the average value of our passive assets relative to the gross value of our assets for the taxable year ended December 31, 2025, including our ownership (directly or indirectly) of Bitcoin, we believe we were a PFIC for the taxable year ended December 31, 2025. In addition, we may be a PFIC for the taxable year ending December 31, 2026 and future taxable years.
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
A U.S. Holder who is a direct or “indirect” holder of stock of a PFIC must file United States Internal Revenue Service ("IRS") Form 8621 in respect of such PFIC for a taxable year in the circumstances described in the United States Treasury Regulations. You are encouraged to consult your tax advisor concerning the availability and consequences of making any of the elections mentioned above, as well as concerning your annual filing requirements.
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
Information with Respect to Foreign Financial Assets
Individuals who own “specified foreign financial assets” with an aggregate value exceeding certain thresholds (which vary) are required to file IRS Form 8938 with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities, including ADSs. issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are encouraged to consult their tax advisors regarding the application of this reporting requirement as it relates to their ownership of ADSs.
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

Beginning March 18, 2026, our officers and directors are required to report insider transactions on Form 3s and Form 4s under Section 16 of the Securities Exchange Act of 1934. Section 16 filings with the Securities and Exchange Commission are available to the public through this web site at http://www.sec.gov.
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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk
We had cash and cash equivalents and short-term investments totaling $5.7 million, $62.1 million and $13.4 million, at December 31, 2023, 2024 and 2025, respectively. Our cash and cash equivalents consist of cash in commercial bank accounts and investments in money market funds. Short-term investments are investments in term deposits with terms of 90 days or less. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in term deposits. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during 2025 would have an effect of approximately $214,000 on interest income.
Foreign Currency Risk
We use the U.S. dollar as the functional currency of Sequans Communications S.A. Substantially all of our sales are denominated in U.S. dollars. Therefore, we have very limited foreign currency risk associated with our revenue. The payment terms of our significant supply chain vendors are also denominated in U.S. dollars. We incur operating expenses and hold assets and liabilities denominated in currencies other than the U.S. dollar, principally the euro. In addition, we have limited exposure to the British pound sterling, the New Israeli shekel, the Taiwan dollar, the Chinese yuan and the Japanese yen. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, primarily the U.S. dollar to euro exchange rate. As we grow our operations, our exposure to foreign currency risk could become more significant. If there had been a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, based on the weighted average rate of exchange in our financial statements for the year ending December 31, 2025, we estimate the impact, in absolute terms, on operating expenses and on financial liabilities for 2025, would have been $2.5 million.

From time to time, we have entered into foreign currency hedging contracts primarily to reduce the impact of variations in the U.S. dollar to euro exchange rate on our operating expenses denominated in euros. Currently, we do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.
Digital assets value risk
As of December 31, 2025, the Company held 2,139 Bitcoin as digital assets with a market value of $187.1 million, of which 1,617 Bitcoin ($141.4 million) was pledged as security for $94.5 million of convertible debt.
A 10% decrease in the market price of Bitcoin as of the reporting date would result in an impairment loss of approximately $18.7 million.
On February 10, 2026, the Company entered into a second amendment to the Secured Convertible Debenture Purchase Agreement, dated as of June 22, 2025. Pursuant to the second Amendment, the Company will redeem in full the remaining $94.5 million aggregate principal amount of outstanding Debentures at a cash price equal to one hundred percent of the principal amount being redeemed, plus any accrued and unpaid interest. Subject to certain restrictions set forth in the Debentures, the redemption will be funded by the sale of Bitcoin held in a securities account to secure the Debentures. As of April 23, 2026 the Company has redeemed $50.8 million and held 1,114 Bitcoin of which 917 Bitcoin are pledged as Security to the remaining $43.7 million debt.
Item 12. Description of Securities Other than Equity Securities

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Not applicable.

C.	Other Securities
Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers our ADSs. Each ADS represents one hundred ordinary shares (or a right to receive one hundred ordinary shares) deposited with the principal Paris office of Société Générale or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. A copy of our Amended and Restated Deposit Agreement among us, the depositary, owners and holders of ADSs was filed with the SEC as an exhibit to our Form 6-K filed November 16, 2020, and a copy of the Amendment to Amended and Restated Deposit Agreement was filed with the SEC as an exhibit to the Form F-6 filed on September 11, 2023.
Fees and Expenses
Pursuant to the terms of a separate agreement with the Depositary, through December 31, 2025, we paid certain fees and expenses relating to the ADSs on behalf of the holders. Effective January 1, 2026, the holders are required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•   Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights or other property

•   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADSs per annum	• Depositary services

Registration of transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
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
Holders of ADSs are responsible for any taxes or other governmental charges payable on the holders’ ADSs or on the deposited securities represented by any of ADSs. The depositary may refuse to register any transfer of the holders’ ADSs or allow the holder to withdraw the deposited securities represented by the holders’ ADSs until such taxes or other charges are paid. It may apply payments owed to the holder or sell deposited securities represented by the holders’ ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Fees and Other Payments Made by the Depositary to Us
Beginning in 2026, the depositary agrees to pay to us a portion of the net ADS fees charged in respect of the ADR program, upon such terms and conditions as we and the depositary agree from time to time.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2025, have concluded that, as of such date, as a result of the material weaknesses related to our internal control over financial reporting detailed below, our disclosure controls and procedures were not effective at a reasonable level of assurance and accordingly, are not effective in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and that such information is accurately recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
Management Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, the Company’s principal executive and financial officers and effected by the board of directors, management, and other personnel. The objective is to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. This includes policies and procedures that:
•Ensure records are maintained in reasonable detail to accurately and fairly reflect the Company’s transactions and asset dispositions;
•Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with applicable accounting standards, and that receipts and expenditures are made only with proper authorization; and
•Provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. The effectiveness of controls may deteriorate over time due to changes in conditions or a decline in compliance.
Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2025, using the criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on this assessment, management identified three material weaknesses as of December 31, 2025. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Material Weaknesses Identified
As previously reported, as of December 31, 2024, our management identified material weaknesses in our internal control over financial reporting. As of December 31, 2025, management identified the following material weaknesses:
(i) Lack of accounting and supervisory personnel with the appropriate level of technical accounting experience and training in the application of International Financial Reporting Standards (IFRS) particularly in areas such as revenue recognition, accounting for convertible debt and related warrants, business combinations and intangible assets, accounting for digital assets, and related impairments.

(ii)Lack of a comprehensive risk-based control assessment and sufficiently designed procedures and controls to establish an effective internal control framework over financial reporting, to ensure that routine transactions and material accounting matters are identified, evaluated, documented, reviewed and recorded on a timely basis to address the accounting and presentation requirements of International Financial Reporting Standards (IFRS).
(iii)Lack of designed and implemented internal controls for both segregation of duties and safeguarding over misappropriation of digital assets.
As a result of these material weaknesses, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2025.
Remediation Plan
Management is actively evaluating and enhancing our internal control framework, including the use of external experts. Additional training and potential hiring are being considered to ensure appropriate design, oversight and timely execution of control activities. To address the material weakness related to digital assets, management is strengthening risk assessment and documentation, implementing and documenting relevant complementary user entity controls, and enhancing monitoring of access to custodial accounts.
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
Item 16C. Principal Accountant Fees and Services
Ernst & Young Audit has served as our independent registered public accounting firm for 2024 and 2025. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2024	2025
	(euros in thousands)
Audit Fees	€652	€1,064
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	43	17
Total	€695	€1,081
“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents, provision of comfort letters, and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. There were no “Tax Fees” billed or paid during 2024 or 2025.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
During the year ended December 31, 2025, the Company repurchased a portion of its outstanding American Depositary Shares (“ADSs”) as part of a share repurchase program authorized by the Board of Directors. The program was publicly announced on September 30, 2025, authorizing the repurchase of up to 10% of the Company’s outstanding share capital, or up to 1.57 million ADSs, in open market transactions or privately negotiated transactions, subject to market conditions and applicable legal requirements.
The following table sets forth information with respect to purchases of the Company’s ADSs made by or on behalf of the Company or any affiliated purchaser during the fiscal year ended December 31, 2025:

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of ADSs that may yet be purchased under the plans or programs
November 2025	1,155,717	$6.11	1,155,717	414,283
December 2025	361,256	$6.25	361,256	53,027
Total	1,516,973	$6.14	1,516,973	53,027
As of December 31, 2025, the Company had repurchased a total of 1,516,973 ADSs at an average price of $6.14 per ADS, representing approximately 9.5% of the Company’s outstanding share capital as of December 31, 2025. The repurchased ADSs are held as treasury shares until cancellation. The ADSs were cancelled on February 19, 2026, and the underlying ordinary shares were cancelled on March 11, 2026, following shareholder approval on February 19, 2026 and other French formalities, reducing the total number of shares outstanding.
The existing share repurchase program expires on December 30, 2026, but may be suspended or discontinued at any time at the Company’s discretion.
No purchases were made outside of the publicly announced program.
No purchases were made by any “affiliated purchaser” as defined in Rule 10b-18(a)(3) under the Exchange Act, other than the Company.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policy
The Company has adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, officers, employees and other persons in a special relationship with the Company. A copy of our insider trading policy is filed as an exhibit to this Form 20-F.
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
We have implemented several cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess, and manage material risks, as well as to test and improve our incident response plan. Our approach includes, among other things:
•conducting regular network and endpoint monitoring designed to identify threat risks on our information systems, as such term is defined in Form 20-F, Part II, Item 16K(a);

•performing RBAC (role based access control) to groups of employees by isolating assets of each group, applying minimal rights for each group and ensuring that assets are not accessible from public network but only via a VPN;
•conducting regular, annual third-party penetration testing of our critical infrastructure to independently validate security controls and identify areas for continued focus and improvement;
•implementing disaster recovery procedures and multiple site redundancy;
•introduction in 2023 of new tools, applications, policies and cyber procedures based on a transition to Microsoft 365 for mails, files sharing and communication of essential assets and to Teams with Microsoft 365 Standard Security providing a baseline protection profile that protects against spam, phishing, and malware threats;
•as part of a strategic transition to the Microsoft 365 security suite, we have a project planned for 2026 to implement an Extended Detection and Response (XDR) solution to move beyond basic open source tooling and enhance our ability to proactively detect and respond to sophisticated threats;
•enforcement of Multi-Factor Authentication (MFA) is now mandatory across all critical information systems to strengthen access security, alongside a unification of credential management in 2025 and early 2026 through a Single Sign-On (SSO) solution; and
• mandatory cybersecurity awareness training for all new arrivals and existing employees, including regular refresher courses and simulated phishing exercises, to embed a security-first culture.
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
Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our Director of Information Systems (DIS), who has over 36 years of work experience in various roles in computer science and enterprise/solution/software architecture.
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

PART III
Item 17. Financial Statements
See pages F-1 through F-73 of this annual report.
Item 18. Financial Statements
Not applicable.
Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	By-laws (statuts) of Sequans Communications S.A. effective April 28, 2026 (English translation)
2.2	Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit 4.1 to Sequans Communications S.A.’s Report on Form 6-K filed with the SEC on November 16, 2020)
2.3	Form of American Depositary Receipt (incorporated by reference from Prospectus filed on September 8, 2025, File No. 333-288375)
2.4*	Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934
2.5	Amendment to amended and restated Deposit Agreement among Sequans Communications S.A., The Bank of New York Mellon and owners and holders of American Depositary Shares (incorporated by reference to Exhibit B to the Form F-6 filed by Sequans Communications S.A. with the SEC on September 11, 2023).
4.1(a)	Stock Option Subscription Plan—2016-1 (incorporated by reference to Exhibit 99.1 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(a)	BSA (Warrants) Subscription Plan 2016-1 (incorporated by reference to Exhibit 99.3 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(b)	BSA (Warrants) Subscription Plan 2016-2 (incorporated by reference to Exhibit 99.4 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(c)	BSA (Warrants) Issuance Agreement, dated June 28, 2016 (incorporated by reference to Exhibit 99.5 to Registration No. 333-214444, filed with the SEC on November 4, 2016)
4.2(d)	BSA (Warrants) Issuance Agreement, dated June 30, 2017 (incorporated by reference to Exhibit 99.5 to Registration No. 333-219430, filed with the SEC on July 24, 2017)
4.2(e)	BSA 2018-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(f)	BSA (Warrants) Issuance Agreement, dated June 29, 2018 (incorporated by reference to Exhibit 99.6 to Registration No. 333-226458, filed with the SEC on July 31, 2018)
4.2(g)	BSA (Warrants) Issuance Agreement, dated July 1, 2019 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-233473, filed with the SEC on August 27, 2019)
4.2(h)	BSA 2020-1 (Warrants) Issuance Agreement (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(i)	BSA (Warrants) Issuance Agreement, dated June 29, 2020 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-239968, filed with the SEC on July 21, 2020)
4.2(j)	Director Warrants Issuance Agreement, Dated June 25, 2021 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.2(k)	Partner Warrants 2022-1 Issuance Agreement (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)
4.2(l)	Director Warrants Issuance Agreement, Dated June 24, 2022 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)

Exhibit Number	Description of Exhibit
4.2(m)	Director Warrants Issuance Agreement, Dated June 27, 2023 (incorporated by reference to Exhibit 99.7 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-289027, filed with the SEC on July 29, 2025)
4.2(n)	Partner Warrants 2023-1 Issuance Agreement (incorporated by reference to Exhibit 99.4 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-289027, filed with the SEC on July 29, 2025)
4.2(o)	Director Warrants Issuance Agreement, Dated June 28, 2024 (incorporated by reference to Exhibit 99.6 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-289027, filed with the SEC on July 29, 2025)
4.2(p)	Partner Warrants 2024 Issuance Agreement (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-289027, filed with the SEC on July 29, 2025)
4.2(q)	Director Warrants Issuance Agreement, Dated June 30, 2025 (incorporated by reference to Exhibit 99.5 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-289027, filed with the SEC on July 29, 2025)
4.2(r)	Partner Warrants 2025 Issuance Agreement (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-289027, filed with the SEC on July 29, 2025)
4.3(a)	Restricted Share Award Plan 2021-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.3(b)	Restricted Share Award Plan 2021-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-259914, filed with the SEC on September 30, 2021
4.3(c)	Restricted Share Award Plan 2022-1 (incorporated by reference to Exhibit 99.2 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)
4.3(d)	Restricted Share Award Plan 2022-2 (incorporated by reference to Exhibit 99.3 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-266481, filed with the SEC on August 3, 2022)
4.3(e)	Restricted Share Award Plan 2023-1 (incorporated by reference to Exhibit 4.3(i) to Sequans Communications S.A.'s Annual Report on Form 20-F or the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
4.3(f)	Restricted Share Award Plan 2024 (incorporated by reference to Exhibit 4.3(h) to the Form 20-F for the year ended December 31, 2024 filed by Sequans Communications S.A. with the SEC on April 30, 2025)
4.3(g)	Restricted Share Award Plan 2025 (incorporated by reference to Exhibit 99.1 to Sequans Communications S.A.’s Registration Statement on Form S-8, File Number 333-289027, filed with the SEC on July 29, 2025)
4.4(a)
COVID-19 economic support loan agreement by and between Bpifrance Financement and Sequans Communications S.A. dated April 30, 2020 (English translation) (incorporated by reference to Exhibit 4.4(c) to Sequans Communications S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 1, 2021

4.9(a)	Asset Purchase Agreement by and among Sequans Communications S.A., Qualcomm Technologies, Inc., Qualcomm France S.A.R.L., and Qualcomm Technologies International, Ltd. dated August 22, 2024 (incorporated by reference to Exhibit 4.9(a) to the Form 20-F for the year ended December 31, 2024 filed by Sequans Communications S.A. with the SEC on April 30, 2025)
4.9(b)	License of Acquired IP by and between Sequans Communications S.A. and Qualcomm Technologies, Inc. dated September 30 2024 (incorporated by reference to Exhibit 4.9(b) to the Form 20-F for the year ended December 31, 2024 filed by Sequans Communications S.A. with the SEC on April 30, 2025)
4.9(c)	Securities Purchase Agreement, dated as of June 22, 2025, between Sequans Communications S.A. and the purchasers listed therein (incorporated by reference to Exhibit 10.1 to the Form F-3, file number 333-288709, filed by Sequans Communications S.A. with the SEC on July 16, 2025).
4.9(d)	Terms and Conditions of the Pre-Funded Warrants (incorporated by reference from Exhibit 4.1 to Sequans Communications S.A.'s Form 6-K/A filed with the SEC on June 23, 2025, File No. 001-35135)
4.9(e)	Secured Convertible Debenture Purchase Agreement, dated as of June 22, 2025, between Sequans Communications S.A., the Collateral Agent defined therein, and the purchasers listed therein (incorporated by reference to Exhibit 10.1 to the Form F-3, file number 333-288708, filed by Sequans Communications S.A. with the SEC on July 16, 2025).
4.9(f)*	Amendment No. 1 and Consent to the Secured Convertible Debenture Purchase Agreement, dated as of October 27, 2025, between Sequans Communications S.A., the Collateral Agent defined therein, and the Required Holders
4.9(g)*	Amendment No. 2 and Consent to the Secured Convertible Debenture Purchase Agreement, dated as of February 10, 2026, between Sequans Communications S.A., the Collateral Agent defined therein, and the Required Holders

Exhibit Number	Description of Exhibit
4.9(h)	Terms and Conditions of the Warrants (incorporated by reference from Exhibit 4.2 to Sequans Communications S.A's Form 6-K/A filed with the SEC June 23, 2025, File No. 001-35135)
8.1*	List of Subsidiaries
11.1*	Corporate Insider Trading Policy, updated October 28, 2025
12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Audit, independent registered public accounting firm
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1(i) to Sequans Communications S.A.'s Annual Report on Form 20-F or the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)

*	Filed herewith.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Sequans Communications S.A.

By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman
Date: May 11, 2026

Sequans Communications S.A.
Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sequans Communications S.A.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sequans Communications S.A. (the Company) as of December 31, 2023, 2024 and 2025, the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit) and cash flow for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Valuation of Hudson Bay secured convertible debentures (the “Hudson Bay et al Notes”) and related common warrants
Description of the Matter
As described in Notes 2.3, 2.4, 17 and 17.1 to the consolidated financial statements, on July 7, 2025, the Company issued secured convertible debentures to a group of institutional investors led by Hudson Bay (“Hudson Bay et al Notes”), which are convertible into ordinary shares or pre-funded warrants. In addition, the investors also received common warrants exercisable either into ordinary shares or pre-funded warrants. The Hudson Bay et al Notes were accounted for as compound financial instruments, consisting of a liability component of $56.4 million and an embedded derivative with a fair value of $10.8 million as of December 31, 2025. The embedded derivative is accounted for as a liability, with subsequent changes in fair value recognized in financial income or expense at each statement of financial position date.

Auditing the fair value measurement of these instruments at inception and at subsequent remeasurement dates, including the valuation of the embedded conversion option and the common warrants, required significant auditor judgment due to the use of complex valuation techniques and significant unobservable inputs. Key assumptions included the Company’s share price volatility and the credit spread. These assumptions are inherently subjective and highly sensitive to changes in market conditions and Company specific risk factors.

How We Addressed the Matter in Our Audit
Our audit procedures included, among others, reading the underlying secured convertible debenture agreements to understand the contractual terms and provisions impacting the Company’s valuations. We evaluated the significant assumptions used by management in estimating the fair value of the convertible debt and the embedded derivative. This included assessing the consistency of assumptions with observable market data, where available, and with the Company’s specific facts and circumstances. With the support of our valuation specialists, we assessed the valuation methodology used, the completeness and accuracy of the underlying data supporting the assumptions, and the appropriateness of the key assumptions by comparing them to our independently developed assumptions for volatility and credit spread.

Existence and Rights to Digital Assets Held with a Third‑Party Custodian
Description of the Matter	As described in Notes 2.1 and 11 to the consolidated financial statements, during 2025 the Company acquired digital assets, which are held entirely with a third-party custodian in segregated or commingled public addresses. A portion of these digital assets acquired was pledged as collateral in connection with secured convertible debentures. As of December 31, 2025, the carrying value of the Company’s digital assets was $187.2 million.

We identified a critical audit matter due to a high degree of auditor judgment involved in determining the nature and extent of evidence required to assess the existence of, and the Company’s rights to, its digital assets.

How We Addressed the Matter in Our Audit	Our audit procedures included, among others, obtaining an understanding of the Company’s digital asset custody arrangements, including reading the relevant financing and collateral agreements to understand the contractual terms governing custody, pledging, access, and the exercise of control over the Company’s digital assets. We evaluated the custodial arrangements and the Company’s ability to access the private keys that provide control of the digital assets held in segregated or commingled public addresses to assess the Company’s rights to their digital assets.

We involved our digital asset and blockchain technology subject matter professionals to assist us in assessing the existence of digital assets, by confirming the Company’s digital asset holdings with the third‑party custodian, reconciling the Company’s records of digital asset holdings held in segregated public addresses to the public blockchain, reconciling purchase and sale transactions against third‑party custodian statements and bank statements and evaluating that such transactions were appropriately authorized.

/s/ Ernst & Young Audit

We have served as the Company’s auditor since 2008.

Paris-La Défense, France

May 11, 2026

Sequans Communications S.A.
Consolidated Statements of Operations

		Year ended December 31,
	Note	2023	2024	2025 (1)
		(in thousands, except share, ADS and per share and ADS amounts)
Revenue	5	33,616	36,831	26,325
Cost of revenue	6.2	(9,476)	(9,092)	(12,213)
Gross profit		24,140	27,739	14,112
Operating income (expenses):
Gain on sale of 4G intangible and tangible assets, net	4	—	153,129	—
Research and development	6.4	(26,124)	(28,527)	(31,183)
Sales and marketing		(11,861)	(11,773)	(8,598)
General and administrative		(15,993)	(14,402)	(12,008)
Digital assets impairment losses	11	—	—	(67,375)
Digital assets losses on sales, net	11	—	—	(6,102)
Impairment of 5G broadband platform intangible and tangible assets	10	—	(56,633)	—
Other operating income (expenses), net		—	—	(738)
Total operating income (expenses)	6.2	(53,978)	41,794	(126,004)
Operating income (loss)		(29,838)	69,533	(111,892)
Financial income (expense):
Interest expense	6.1	(11,409)	(23,728)	(12,498)
Interest income	6.1	176	850	1,401
Gain (loss) on debt extinguishment	17.1- 17-3	247	13,952	(29,348)
Change in fair value of derivative financial instruments	17.1	3,200	3	45,000
Foreign exchange gain (loss), net	6.1	(692)	494	(1,110)
Income (loss) before income taxes		(38,316)	61,104	(108,447)
Income tax expense	7	(2,674)	(3,537)	(832)
Net profit (loss)		$(40,990)	$57,567	$(109,279)
Attributable to:
Shareholders of the parent		$(40,990)	$57,567	$(109,279)
Basic earnings (loss) per ordinary share	8	$(0.18)	$0.23	$(0.13)
Diluted earnings (loss) per ordinary share	8	$(0.18)	$0.20	$(0.13)
Weighted average number of shares used for computing:
Basic per ordinary share		225,183,996	248,290,190	867,366,665
Diluted per ordinary share		225,183,996	284,021,015	867,366,665
Basic earnings (loss) per ADS		$(18.20)	$23.19	$(12.60)
Diluted earnings (loss) per ADS		$(18.20)	$20.27	$(12.60)
Weighted average number of ADS used for computing:
Basic per ADS		2,251,840	2,482,902	8,673,667
Diluted per ADS		2,251,840	2,840,210	8,673,667
(1) The changes primarily relate to the timing and amount of revenue recognized, adjustments related to the accounting for the compound financial instruments issued in July 2025 and related embedded derivative, the classification of digital asset losses between impairment and losses on sale, the accounting for acquired licenses, property plant and equipment, and new leases, and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

Sequans Communications S.A.
Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2023	2024	2025 (1)
	(in thousands)
Profit (loss) for the year	$(40,990)	$57,567	$(109,279)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent years :
Net gain (loss) on cash flow hedge	(76)	(183)	113
Exchange differences on translation of foreign operations	97	(158)	937
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	21	(341)	1,050
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years :
Re-measurement gains (losses) on defined benefit plans	(46)	(39)	30
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent years	(46)	(39)	30
Total other comprehensive income (loss)	(25)	(380)	1,080
Total comprehensive income (loss)	$(41,015)	$57,187	$(108,199)
Attributable to:
Shareholders of the parent	$(41,015)	$57,187	$(108,199)
Non-controlling interests	—	—	—
(1) The changes primarily relate to the timing and amount of revenue recognized, adjustments related to the accounting for the compound financial instruments issued in July 2025 and related embedded derivative, the classification of digital asset losses between impairment and losses on sale, the accounting for acquired licenses, property plant and equipment, and new leases, and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.
The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Financial Position

		At December 31,
	Note	2023	2024	2025 (1)
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment	9	$6,815	$4,308	$4,299
Intangible assets	10	64,300	5,641	8,522
Goodwill	3-10	—	—	3,676
Digital assets, pledged as collateral for convertible debt	11	—	—	141,505
Digital assets, unrestricted	11	—	—	45,686
Deposits and other receivables	23.1	801	3,246	2,161
Prepaid expenses	22	—	—	2,213
Other non-current financial assets	23.1	360	353	409
Total non-current assets		72,276	13,548	208,471
Current assets:
Inventories	12	6,335	2,874	3,933
Trade receivables	13	8,115	4,809	3,278
Contract assets	13	497	122	98
Prepaid expenses		1,422	1,410	2,564
Other receivables		4,958	17,492	5,953
Research tax credit receivable	6.4	9,864	4,184	5,898
Short-term deposits	14	—	53,000	—
Cash and cash equivalents	14	5,705	9,093	13,386
Total current assets		36,896	92,984	35,110
Total assets		$109,172	$106,532	$243,581
EQUITY (DEFICIT) AND LIABILITIES
Equity (deficit):
Issued capital, euro 0.01 nominal value, 1,599,589,702 ordinary shares issued and outstanding at December 31, 2025 (251,408,922 at December 31, 2024 and 246,262,004 at December 31, 2023)	15	$2,878	$2,934	$18,718
Share premium	15	14,568	14,512	185,598
Other capital reserves	15-16	70,261	74,504	77,515
Treasury shares	15	—	—	(9,363)
Accumulated deficit		(93,362)	(35,795)	(145,074)
Other components of equity		(416)	(796)	284
Total equity (deficit)		(6,071)	55,359	127,678
Non-current liabilities:
Government loans	19	173	616	—
Government research financing	19	3,083	5,669	3,297
Lease liabilities	18	1,645	333	1,225
Provisions	20	2,222	1,400	2,112
Trade payables and other non-current liabilities	21	—	—	1,360
Deferred tax liabilities	22	264	173	129
Contract liabilities	22	—	809	3,157
Total non-current liabilities		7,387	9,000	11,280
Current liabilities:
Trade payables	21	16,281	6,106	10,081
Interest-bearing financing of receivables	17	9,544	3,742	—
Convertible debt	17	52,278	—	56,422

Sequans Communications S.A.
Consolidated Statements of Financial Position

Convertible debt embedded derivative	17	3	—	10,800
Lease liabilities	18	1,471	1,439	601
Unsecured related party loan	17	8,922	—	—
Government loans	19	1,727	1,802	979
Government research financing	19	2,879	4,062	4,308
Other current liabilities and provisions	21	8,899	11,174	11,084
Income tax liabilities of the parent company	7	—	2,827	3,124
Contract liabilities	21	5,852	11,021	7,224
Total current liabilities		107,856	42,173	104,623
Total equity and liabilities		$109,172	$106,532	$243,581
(1) The changes primarily relate to the timing and amount of revenue recognized, adjustments related to the accounting for the compound financial instruments issued in July 2025 and related embedded derivative, the classification of digital asset losses between impairment and losses on sale, the accounting for acquired licenses, property plant and equipment, and new leases, and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Treasury shares	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity (deficit)
	Shares	Amount
	(Note 15)	(Note 15)	(Note 15)	(Notes 16 and 17)	(Note 15)
	(in thousands, except share and per share amounts)
At January 1, 2023	193,426,478	$2,306	$2,418	$62,870	$—	$(65,099)	$(700)	$309	$2,104
Loss for the year						(40,990)			(40,990)
Re-measurement gains (losses) on defined benefit plans								(46)	(46)
Foreign currency translation							97		97
Net gain on cash flow hedge								(76)	(76)
Total comprehensive income (loss)						(40,990)	97	(122)	(41,015)
Issue of shares in connection with the vesting of restricted shares awards	5,520,010	60	(60)						—
Issue of shares in connection with a private placement on April 2023 (Note 15)	38,834,952	423	19,577						20,000
Issue of shares in connection with a private placement on September 2023 (Note 15)	8,480,564	89	5,911						6,000
Transaction costs			(551)						(551)
Incorporation of losses			(12,727)			12,727			—
Bridge loans from related party				205					205
Warrants issued to Nokomis in August 2022				82					82
Share-based payments				7,104					7,104
At December 31, 2023	246,262,004	$2,878	$14,568	$70,261	$—	$(93,362)	$(603)	$187	$(6,071)
Loss for the year						57,567			57,567
Re-measurement gains (losses) on defined benefit plans								(39)	(39)
Foreign currency translation							(158)		(158)
Net loss on cash flow hedge								(183)	(183)
Total comprehensive income (loss)						57,567	(158)	(222)	57,187
Issue of shares in connection with the vesting of restricted shares awards	5,146,918	56	(56)						—
Bridge loans from related party				153					153
Share-based payments				4,090					4,090
At December 31, 2024	251,408,922	$2,934	$14,512	$74,504	$—	$(35,795)	$(761)	$(35)	$55,359
Profit for the year						(109,279)			(109,279)

Sequans Communications S.A.
Consolidated Statements of Changes in Equity (Deficit)

Re-measurement gains (losses) on defined benefit plans								30	30
Foreign currency translation							937		937
Net loss on cash flow hedge								113	113
Total comprehensive income (loss)						(109,279)	937	143	(108,199)
Issue of shares in connection with the vesting of restricted shares awards	8,923,730	100	(100)						—
Issue of shares in connection with a private placement on July 2025 (Note 15)	1,171,987,620	13,737	150,342						164,079
Transactions costs			(13,992)						(13,992)
Exercise of 2025 warrants issued in July 2025 (Note 15)	10,875,000	126	1,396						1,522
Exercise of pre-funded warrants issued in July 2025 (Note 15)	125,943,130	1,467	29,531						30,998
Issuance of shares in consideration for private placement services (Note 15)	30,451,300	354	3,909						4,263
Acquisition of treasury shares (Note 15)					(9,363)				(9,363)
Share-based payments				3,011					3,011
At December 31, 2025 (1)	1,599,589,702	$18,718	$185,598	$77,515	$(9,363)	$(145,074)	$176	$108	$127,678
(1) The changes primarily relate to the timing and amount of revenue recognized, adjustments related to the accounting for the compound financial instruments issued in July 2025 and related embedded derivative, the classification of digital asset losses between impairment and losses on sale, the accounting for acquired licenses, property plant and equipment, and new leases, and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Consolidated Statements of Cash Flow

		Year ended December 31,
	Note	2023	2024	2025 (1)
		(in thousands)
Operating activities:
Profit (loss) before income taxes		$(38,316)	$61,104	$(108,447)
Adjustments to reconcile profit before tax to net cash flows :
Amortization and impairment of property, plant and equipment	9	4,594	3,353	2,757
Amortization and impairment of intangible assets	10	7,348	60,690	2,962
Impairment of digital assets	11	—	—	67,375
Share-based payment expense	6.3	7,104	4,090	3,011
Increase (Decrease) in provisions		(97)	191	887
Interest expense, net		11,233	22,878	11,097
Change in the fair value of embedded derivatives	17.1	(3,200)	(3)	(45,000)
Loss (gain) on debt extinguishment, net of non-cash transaction cots	17.1	(247)	(13,952)	28,299
Foreign exchange loss (gain)		741	(29)	(2,533)
Loss (gain) on disposal of assets		—	(157,095)	12
Loss on sale of digital assets		—	—	6,102
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivables		(41)	3,637	8,193
Decrease (Increase) in inventories		3,052	3,141	(1,275)
Increase in research tax credit receivable		(3,204)	(2,081)	(1,991)
Increase (Decrease) in trade payables and other liabilities		7,252	(13,076)	4,200
Increase (Decrease) in contract liabilities		(199)	5,978	(3,496)
Increase (Decrease) in government grant advances		(1,080)	2,416	2,108
Income tax paid		(2,201)	(753)	(679)
Net cash flow used in operating activities		$(7,261)	$(19,511)	$(26,418)
Investing activities:
Purchase of intangible assets and property, plant and equipment	9-10	$(5,457)	$(3,316)	$(2,243)
Purchase of digital assets	11	$—	$—	$(377,200)
Capitalized development expenditures		(24,115)	(16,428)	—
Sale (Purchase) of financial assets		(41)	(30)	365
Decrease (Increase) of short-term deposit		5,000	(53,000)	53,000
Interest received		176	850	1,401
Investment in ACP Advanced Circuit Pursuit, net of cash acquired	3	—	—	(2,816)
Proceeds from sale of digital assets	11	—	—	116,532
Proceeds from sale of 4G intangible and tangible assets	4	—	165,611	—
Net cash flow from (used in) investments activities		$(24,437)	$93,687	$(210,961)
Financing activities:
Private equity offering proceeds, including pre-funded warrants, net of transaction costs paid	15	$25,450	$—	$152,140
Proceeds from convertible debt, net of transaction costs paid	15-17.1	—	—	174,395
Proceeds from exercise of pre-funded and 2025 warrants	15	—	—	32,521
Proceeds (repayment of) from interest-bearing receivables financing, net	17.3	1,483	3,329	(3,742)
Proceeds from interest-bearing research project financing	19.2	545	934	1,129
Proceeds from related party loans	17.2	9,000	14,000	—
Purchase of treasury shares	15	—	—	(9,363)
Repayment of loans	17.2	—	(23,000)	(420)
Repayment of government loans	19.3	(1,126)	(1,705)	(1,402)
Repayment of convertible debt	17.2	—	(54,935)	(100,643)

Sequans Communications S.A.
Consolidated Statements of Cash Flow

Repayment of interest-bearing research project financing	19.2	(939)	(1,316)	(461)
Payment of lease liabilities		(1,321)	(1,508)	(1,591)
Interest paid		(1,356)	(6,587)	(1,028)
Net cash flows from (used in) financing activities		$31,736	$(70,788)	$241,535
Net increase in cash and cash equivalents		38	3,388	4,156
Net foreign exchange difference		(4)	—	137
Cash and cash equivalents at January 1		5,671	5,705	9,093
Cash and cash equivalents at period end	14	$5,705	$9,093	$13,386
1) The changes primarily relate to the timing and amount of revenue recognized, adjustments related to the accounting for the compound financial instruments issued in July 2025 and related embedded derivative, the classification of digital asset losses between impairment and losses on sale, the accounting for acquired licenses, property plant and equipment, and new leases, and other adjustments attributable to normal year-end closing procedures, audit adjustments, and the completion of management’s review.

The following notes form an integral part of the annual financial statements

Sequans Communications S.A.
Notes to the Consolidated Financial Statements
1. Corporate information
Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the Republic of France, with its principal place of business at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France. Sequans, together with its subsidiaries (the “Company”), is a fabless semiconductor company specializing in wireless 4G and 5G cellular technologies for the Internet of Things (IoT). Sequans’ engineers design and develop innovative, secure, and energy‑efficient semiconductor solutions that enable the next generation of AI‑connected applications, including smart energy metering, industrial automation, smart mobility and logistics, secure payments, e‑health, and smart home solutions.
The Company offers a comprehensive portfolio of wireless connectivity solutions, including radio frequency (RF) transceivers, integrated circuits (ICs) for baseband processing, as well as modules, software, and protocol stacks. Its LTE‑M/NB‑IoT, 4G LTE Cat 1bis, and future 5G NR RedCap/eRedCap platforms are purpose‑built for IoT use cases, delivering industry‑leading performance in power efficiency, security, reliability, and scalability. In addition to semiconductor products, Sequans provides advanced design services and licenses its proprietary technologies to ecosystem partners worldwide.
In parallel with its core semiconductor business, Sequans maintains a Bitcoin treasury strategy.

2. Summary of significant accounting and reporting policies
2.1. Basis of preparation
The Consolidated Financial Statements are presented in U.S. dollars.
The Consolidated Financial Statements for the year ended December 31, 2025 have been prepared on the basis that the Company will continue as a going concern, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.
Sequans has historically incurred net losses and significant cash outflows from operating activities. We experienced net losses of $41.0 million and $109.3 million in 2023 and 2025, respectively, and net profit of $57.6 million in 2024. At December 31, 2025, our accumulated deficit was $145.1 million and we had negative working capital of $69.5 million, including $13.4 million of cash and cash equivalents.
The Company has financed its operations through a combination of results from operations and proceeds from the issue of shares through private placements (2023, $25.5 million and 2025, $152.1 million), pre-funded warrants and 2025 warrants issued in 2025 ($32.5 million), convertible debt in 2025 ($174.4 million) and bridge loans ($9.0 million in 2023 and $14.0 million in 2024).
As of April 23, 2026, $43.7 million of convertible debt remained outstanding and the Company held 1,114 Bitcoin, of which 917 are held as security for the remaining outstanding convertible debt and 197 are held without any restriction. Management has prepared business and liquidity plans, including financial forecasts extending through at least the second quarter of 2027, which demonstrate the Company’s ability to meet its operational and financial obligations as they fall due. These plans incorporate a number of key assumptions regarding significant revenue growth by product and by customer, assumes a declining operating cost structure, proceeds from the sale of unpledged Bitcoin, and ongoing and new government funding of research programs. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements.
While management believes the assumptions underlying the forecasts are reasonable and that the Company has a credible plan to execute its strategy and that the sale of Bitcoin will provide an adequate source of financing, there remains significant uncertainty in relation to the achievement of forecasted operating cashflows, in particular if the Company is unable to achieve its revenue growth plans, the future market price of Bitcoin and the Company’s ability to realize planned asset sales.
As a result, a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Notwithstanding these uncertainties, based on current forecasts and available resources, management has concluded that the going concern basis of accounting remains appropriate for the preparation of these consolidated financial statements. The financial statements do not include the adjustments that would result if the Company were unable to continue as a going concern. Management continues to monitor the situation closely and is actively exploring alternative sources of funding and cost reduction measures to mitigate the risk. However, the outcome of these actions cannot be guaranteed.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Statement of compliance
The Consolidated Financial Statements of the Company have been prepared in accordance with IFRS accounting standards as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ended December 31, 2025. Comparative figures are presented for December 31, 2023 and 2024.
The accounting policies are consistent with those of the same period of the previous financial year, except for the changes disclosed in Note 2.2 to the Consolidated Financial Statements.
The Consolidated Financial Statements of the Company as of and for the years ended December 31, 2023, 2024 and 2025 have been authorized for issue in accordance with a resolution of the board of directors on April 28, 2026.

Basis of consolidation
The Consolidated Financial Statements comprise the financial statements of Sequans Communications S.A., which is the ultimate parent of the group, and its subsidiaries as of and for the years ended December 31, 2025, 2024 and 2023:

Name	Country of incorporation	Year of incorporation	% equity interest
Sequans Communications Ltd.	United Kingdom	2005	100
Sequans Communications Inc.	United States	2008	100
Sequans Communications Ltd. Pte.	Singapore	2008	100
Sequans Communications Israel (2009) Ltd.	Israel	2009	100
Sequans Communications Finland Oy	Finland	2020	100
Sequans Communications SAS	France	2023	100
Bitquans Holdings LLC	United States	2025	100
ACP Advanced Circuit Pursuit AG	Switzerland	2025	100
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full. The subsidiaries have been fully consolidated from their date of incorporation.

2.2. Changes in accounting policy and disclosures
New and amended standards and interpretations
The accounting policies used in 2025 are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2025:
•Effects of Changes in Foreign Exchange Rates – Amendments to IAS 21. In August 2023, the IASB issued amendments to IAS 21 to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments are effective for annual reporting periods beginning on or after 1 January 2025. When applying the amendments, an entity cannot restate comparative information. The amendments, which apply for the first time in 2025, did not have a material impact on the Company’s financial statements.
Standards issued but not yet effective
Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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

Russian invasion in Ukraine
While the Company's key engineering competencies are performed in-house, primarily in France, the United Kingdom, Israel and the United States, the Company outsources some application software development and testing activities to an independent third-party provider of engineering services. The Company works with a dedicated team of 20 software engineers based in Kyiv, Ukraine. If the Russian invasion of Ukraine is protracted or if Ukraine experiences further political instability, these engineers may be unable to work for a sustained period of time, which could adversely impact the research and development operations. The Company has developed a contingency plan if the engineers in Kyiv are unable to continue working on their projects for us for a sustained period of time, but if the contingency plan is not effective or sanctions are imposed that prevent the Company from conducting business in Ukraine, the Company could suffer delays in product introduction or delays in resolution of customer software bugs, which could have a negative impact on its revenues. During 2023, 2024 and 2025, the Ukraine team was able to work effectively, and the Company did not identify any direct impact from the situation on its business. As of December 31, 2025, the Company has not identified any impact on its assets and liabilities.

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
The table below sets forth, for the periods and dates indicated, the average and closing exchange rate for the U.S. dollar (USD) to the euro (EUR), the U.K. pound sterling (GBP), the Singapore dollar (SGD), the New Israeli shekel (NIS) and the Switzerland franc (CHF):

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	USD/EUR	USD/GBP	USD/SGD	USD/NIS	USD/CHF
December 31, 2023
Average rate	1.0816	1.2435	0.7447	0.2716	Not applicable
Closing rate	1.1050	1.2714	0.7573	0.2763	Not applicable
December 31, 2024
Average rate	1.0821	1.2794	0.7485	0.2703	Not applicable
Closing rate	1.0389	1.2529	0.7335	0.2742	Not applicable
December 31, 2025
Average rate	1.1293	1.3190	0.7652	0.2902	1.2053
Closing rate	1.1750	1.3466	0.7779	0.3136	1.2615

Earnings (loss) per ordinary share and per ADS
Basic earnings (loss) amounts per ordinary share and per ADS are computed using the weighted average number of shares outstanding during each period, excluding ordinary shares held in treasury as these shares are not considered outstanding for purposes of earnings per share calculations.
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
Revenue from the sale of products is usually recognized at a point in time when the Company satisfies its performance obligation to the buyer, whether direct end customer, end customer's manufacturing partner or distributor. This occurs when

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
there is no continuing managerial involvement to the degree usually associated with ownership nor effective control over the sale of products is retained, which is based on the specified Incoterms, but usually occurs on shipment of the goods. Sale of products to some distributors is recognized when the products are sold to the end-customer but these contracts are not significant. In general, the Company is the principal in product sales. In limited cases, the Company resells as an agent. Products are not sold with a right of return but are covered by warranty. This is an assurance-type warranty. The Company does not accrue for a general warranty obligation as the Company has not historically incurred and does not expect material warranty costs. Although the products sold have embedded software, the Company believes that software is incidental to the products it sells.
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
Due to revenue recognition over time, contract assets are created for services that Sequans does not yet have the right to invoice. Contract liabilities are created when milestones are billed in advance of being earned.
When a contract does not meet one of the criteria above, revenue is recognized at a point in time, when there is evidence of transfer of control, which typically occurs upon achievement of certain or all contract milestones. Percentage-of-completion is calculated based on the input method using estimated costs as a measure of performance completed.
The costs associated with these arrangements are recognized as incurred. Revenue from development contracts where no related direct costs were identified amounted to $214,000 in the year ended December 31, 2023. There was no revenue from development contracts without direct costs for the years ended December 31, 2025 and 2024.
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
As of December 31, 2025, the transaction price allocated to the unsatisfied or partially unsatisfied performance obligations was $576,000 and to be recognized in 2026.
As of December 31, 2024, there was no transaction price allocated to the unsatisfied or partially unsatisfied performance obligations recognized in 2025.

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
Revenue recognized in the current period from amounts included in deferred revenue at the beginning of the year was $204,000, $300,000 and $190,000 for 2025, 2024 and 2023, respectively (See Note 22 Other non-current liabilities and Note 21 trade payables and other current liabilities).
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
Beginning in 2015, certain development costs incurred at the end of the product development cycle when the criteria for capitalization are met, became material as the Company began making its product available on more operator networks which require significant testing and qualification work in order to finalize the product for sale on that network. In 2023, and 2024, the Company capitalized costs for the development for LTE Category 1 and the development of the 5G broadband platform. In 2025, the Company developed a variant of 5G, eRedCap, but no costs were capitalized since the relevant accounting requirements were not met. The intangible assets are tested for impairment annually. (See Notes 6.4 and 10 to the Consolidated Financial Statements). Amortization of these intangible assets is recorded in research and development expense.
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
The Company also benefits from research incentives in the form of tax credits which are detailed in Note 6.4 to the Consolidated Financial Statements. When the incentive is available only as a reduction of taxes owed, such incentive is accounted for as a reduction of tax expense; otherwise, it is accounted for as a government grant with the benefit recorded as a reduction of research and development costs, whether capitalized or expensed.
Digital assets: Impairment and disposals
The Company holds digital assets (which are comprised solely of Bitcoin) which are classified as intangible assets in accordance with IAS 38- Intangible assets. Digital assets are initially recognized at cost which includes the purchase price and any directly attributable transaction fees. The assets are considered to have an indefinite useful life and are not amortized, but are subject to impairment testing at each closing date. If the fair value of a digital asset decreases below its carrying value, an impairment loss is recognized in the Consolidated Statements of Operations. Gains are not recognized until realized upon sale. The cost basis used in calculating the gain or loss realized on sale of digital assets is determined using the first-in, first-out method. The Company determines the fair value of its digital assets based on quoted market prices on active exchanges as found on the Coinbase platform at the closing date, reduced by the amount of fees to be paid on sale.
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
•foreign exchange gains and losses;
•change in fair value of financial assets and liabilities; and
•impact of debt extinguishment.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
Cash and cash equivalents
Cash and cash equivalents in the Consolidated Statements of Financial Position includes cash at banks, and money market funds, which correspond to highly liquid investments readily convertible to known amounts of cash and subject to an insignificant risk of change in value. Cash equivalents may also include amounts held in the trading portfolio at the digital asset custodian; the Company may hold cash in this account for brief periods after the sale of digital assets before the funds are transferred to a commercial bank account.
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
Goodwill
Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable net assets acquired at the date of acquisition. Goodwill is initially recognized as an asset and measured at cost. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Impairment is determined for goodwill by assessing the recoverable amount of each of the Company’s cash generating units (CGU) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
Costs of equity transactions
Incremental costs directly attributable to the equity transaction are recorded as a deduction from equity.
Treasury Shares
Treasury shares are recorded as a deduction from equity at acquisition cost. No gain or loss is recognized in the Consolidated Statement of Operations on the purchase, sale, issuance, or cancellation of treasury shares. When treasury shares are reissued or cancelled, the difference between the consideration received, if any, and the acquisition cost is recognized directly in equity.
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
Provisions include the provision for pensions and post-employment benefits. Pension funds in favor of employees are maintained in France, the United Kingdom, Singapore (through May 2025), the United States, Finland, Israel and Switzerland, and they comply with the respective legislation in each country and are financially independent of the Company. The pension funds are generally financed by employer and employee contributions and are accounted for as defined contribution plans with the employer contributions recognized as expense as incurred. There are no actuarial liabilities in connection with these plans.
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
In Switzerland, pension funds are legally independent from employers and are typically structured as foundations. Both employees and employers contribute to these funds, with contribution rates set by plan regulations. When employees leave,

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
vested benefits are transferred to their new pension plans, requiring asset and liability transfers between funds to ensure accurate future projections. The Company uses the projected unit credit method, which values each year of service separately and considers future salary and pension increases, as well as employee turnover, to determine the defined benefit obligation (DBO). The DBO for active employees includes the present value of all future benefits, while for retirees, it covers current and future pension payments. The total obligation is compared to the value of plan assets. Annual defined benefit costs include service cost, net interest, and remeasurements. Service cost and net interest are recorded in profit and loss, while remeasurements are shown in other comprehensive income. Annual pension costs often differ from actual contributions, as they are based on projections.
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
As described in Note 17.1 to the Consolidated Financial Statements, the Company issued debt with an option to convert into shares of the Company in August 2019. The convertible note were amended several times to extend term of the notes and reduce conversion rates.
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
The fair value of the liability component on the amendment date represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company derived 26.3% as the market rate of interest inherent in the value the liability components after valuing the embedded derivative.
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
As described in Note 17.1, the note was accounted for as compound financial instruments with two components:
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

On July 7, 2025, the Company issued secured convertible debentures comprising a contractual obligation to deliver cash in the form of interest and principal repayments, together with a conversion feature that permits settlement into the Company’s equity instruments (shares of the Company or pre-funded warrants).
As described in Note 17.1, the secured convertible debentures were accounted for as compound financial instruments with the following distinct components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the secured convertible debentures in cash;

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
•An embedded derivative, which reflects the value of the conversion option embedded in the secured convertible debentures; and.
•Freestanding derivative instruments, consisting of the warrants issued in connection with the debenture private placement for no additional consideration (the “debenture warrants”).

The initial fair value of the secured convertible debentures was split between the first two components. The debenture warrants, which are separate contractual instruments issued for no additional consideration in connection with the debenture private placement, are legally detachable from the secured convertible debentures. As separate units of account, they are excluded from the "fixed-for-fixed" assessment of the conversion feature and are evaluated independently. They are classified as financial liabilities under IAS 32.

The embedded derivative of the note was valued using the Geometric Brownian Motion framework relying on Monte-Carlo simulations. The change in fair value is remeasured and recorded as financial income or loss at each statement of financial position date. The fair value of the liability component on the issuance date represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company derived 30.2% as the effective market rate of interest, based on the residual value attributed to the debt after the embedded derivative had been valued.
Short-term debt secured by accounts receivables
As described in Note 17.3 to the Consolidated Financial Statements, the Company has a factoring agreement with a French financial institution. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. Because there is recourse to the Company for amounts that are overdue, the Company retains all receivables on its Consolidated Statement of Financial Position until they are paid and any amounts drawn on the line of credit are reflected in short-term debt. The Company pays a commission on the face value of the accounts receivable submitted, which is recorded in General and Administration expense, and pays interest on any draw-down of the resulting line of credit. In November 2024, the Company notified the financial institution of its intention to terminate the factoring agreement at its next maturity date, which occurred on March 2, 2025.
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
Right-of-use assets are depreciated on a straight-line basis over the lease term and tested for impairment when there is an indication that an asset may be impaired.
Derivative financial instruments and hedge accounting
The Company uses financial instruments, including derivatives such as foreign currency forward contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros. The effective portion

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
of the gain or loss on the hedging instrument is recognized directly as other comprehensive income (loss) in the cash flow hedge reserve, while any ineffective portion is immediately accounted for in financial results in the Consolidated Statement of Operations. Amounts recognized as other comprehensive income (loss) are transferred to the Consolidated Statement of Operations when the hedged transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the Consolidated Statement of Operations.
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
Commitments
Commitments comprise primarily purchase commitments with third-party manufacturers for future deliveries of equipment and components, which are described in Note 24 to the Consolidated Financial Statements.

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
Estimation of percentage-of-completion based on the input method
For service contracts, management makes a determination as to whether revenue should be recognized at a point in time or overtime. For service contracts that are recognized over time based on the percentage-of-completion, the Company sets up an initial budget at contract inception and tracks the progress to completion based on time and costs incurred by the employees directly working on each project. Management reviews the progress and performance of open contracts in order to determine the best estimate of estimated costs at completion on a quarterly basis and updates the revenue recognized as necessary.
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
Purchase price allocation
Following the acquisition of ACP Advanced Circuit Pursuit AG in January 2025 (see Note 3), management exercised judgment in the valuation of developed technology and customer relationships, which were recognized as separately identifiable intangible assets under IAS 38, and in determining the amount recognized as goodwill.
The fair values of technology were determined primarily by reference to the cost to acquire licenses to similar technology in the open market. The fair values of customer relationships were determined using income‑based valuation techniques and required judgment in estimating future cash flows, economic lives and discount rates. Residual consideration was allocated to goodwill, representing future economic benefits that do not qualify for separate recognition.
Goodwill
Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The Company identified a single cash-generating unit (the full Company) for use in the impairment tests, and estimates future cash flows, growth rates, and discount rates. Changes in these assumptions could result in material differences in the amount of impairment recognized in the Consolidated Statement of Operations.
Digital assets
Bitcoin does not meet the definition of a financial asset under IAS 32, as it is not cash and does not give rise to a contractual right to receive cash or another financial asset. It also does not meet the definition of inventory under IAS 2, as the Company is not a broker‑trader of cryptocurrencies and Bitcoin is not held for sale in the ordinary course of business. Therefore, in management's judgement, Bitcoin is accounted for as an intangible asset in accordance with IAS 38.
Management further concluded that Bitcoin has an indefinite useful life, as there is no foreseeable limit to the period over which it is expected to generate economic benefits. Accordingly, Bitcoin is not amortized and is tested for impairment at each balance sheet date, and whenever indicators of impairment arise, in accordance with IAS 36.
Although an active market exists for Bitcoin, management elected to apply the cost model under IAS 38. This policy choice reflects the Company's strategy to hold the investment rather than actively trade, and the view that the cost model provides more useful and consistent information given the significant price volatility observed in cryptocurrency markets. Bitcoin is measured at cost less accumulated impairment losses, with impairment losses recognized in profit or loss.
Share-based compensation
As disclosed in Note 16 to the Consolidated Financial Statements, the Company has various share-based compensation plans for employees and non-employees that may be affected, as to the expense recorded in the Consolidated Statements of Operations, by changes in valuation assumptions. Fair value of stock options is estimated by using the binomial model on the date of grant based on certain assumptions, including, among others expected volatility, the expected option term, the risk-free interest rate and the expected dividend payout rate. The fair value of the Company’s shares underlying stock option grants equals the closing price on the New York Stock Exchange on the date of grant.
Fair value measurement of financial instruments
Fair value corresponds to the quoted price for listed financial assets and liabilities. The Company determined that the fair values of cash, trade receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments.
Where no active market exists, the Company establishes fair value by using a valuation technique determined to be the most appropriate in the circumstances.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Regarding compound debt instruments, the fair value of debt component was determined at the date of issuance using a valuation model that requires judgment, including estimating the cash flows over the life of the security, the appropriate discount rate. The assumptions used in calculating the value of the conversion option, the expected volatility of the Company’s underlying stock price which has experienced fluctuations, and the discount rate, represent the Company’s best estimates based on management’s judgment and subjective future expectations. The fair values of the conversion feature, warrants and the debt component, which is the residual after accounting for the other units, were supported by work performed by an independent valuation specialist engaged by the Company.
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

2.5 Other information
In the current Consolidated Financial Statements, the Company has presented the government loan balance as a separate line item on the face of the Consolidated Statements of Financial Position. Previously, this balance was disclosed together with other types of government financing under “Government research financing”. The Company believes that presenting the government loan separately provides more relevant and reliable information to users of the financial statements, given its nature, terms, and significance compared to other government financing arrangements. This change in presentation does not affect the recognition, measurement, or total amount of government financing disclosed in prior periods. Comparative figures have been reclassified to conform to the current period’s presentation.

3. Acquisition of ACP Advanced Circuit Pursuit AG
On January 16, 2025, the Company closed its acquisition of 100% of the share capital and voting rights of ACP Advanced Circuit Pursuit AG ("ACP"), a Swiss corporation with wholly-owned subsidiaries in China, Hong Kong and France. The subsidiaries in China and Hong Kong were subsequently closed, incurring restructuring costs of approximately $350,000. The French subsidiary was merged into Sequans Communications S.A. in July 2025.
The purchase price is a combination of fixed and contingent consideration. Fixed consideration was $3,084,000, of which $2,709,000 was paid in cash directly to selling shareholders in the first half of 2025 and $375,000 paid to an escrow agent in July 2025, to be released absent any claims by the Company on July 16, 2026. Contingent consideration is an earn-out payment (calculated as gross margin achieved from sales to the customers that ACP had as of the acquisition date, recognized through December 31, 2026). The amount of the earn-out has been valuated at the acquisition date at $566,000 and recorded at December 31, 2025 as $984,000.
The fair values of the identifiable assets and liabilities of ACP as at the date of acquisition were as follows :

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

(amounts in thousands)	At January 16, 2025

ASSETS
Non-current assets:
Property, plant and equipment	$862
Intangible assets	1,909
Deposits and other receivables	34
Total non-current assets	2,805
Current assets:
Inventories	92
Prepaid expenses	129
Other receivables	32
Research tax credit receivable	120
Cash and cash equivalents	268
Total current assets	641
Total assets	$3,446
LIABILITIES
Non-current liabilities:
Government research financing	225
Provisions	593
Total non-current liabilities	818
Current liabilities:
Trade payables	43
Government loan	194
Government research financing	60
Contract liabilities	2,047
Other current liabilities and provisions	310
Total current liabilities	2,654
Total Liabilities	$3,472
Total identifiable net assets at fair value	$(26)
Goodwill arising on acquisition	3,676
Purchase consideration transferred	$3,650

Analysis of cash flows on acquisition:
Net cash acquired	268
Cash paid to investors	(2,709)
Provision of earn-out	(566)
Provision for payment to escrow	(375)
$(3,382)
Transaction costs, primarily legal fees, amounted to $325,000. These costs were recorded in general and administrative expenses as incurred in 2024 and 2025.
From the acquisition date on January 16, 2025 to December 31, 2025, ACP contributed $6,952,000 to the Company's revenues and $3,132,000 to net profit.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
4 4G technology sale to Qualcomm and related agreements

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
•$10 million was paid directly into an escrow account, the release of which took place in October 2025, after the 12-month warranty period to the extent that there are no indemnification liabilities to be deducted. The escrow amount remained the property of purchaser until the escrow termination date. Escrow fees were shared by the two companies: Sequans’ half to set up the escrow was deducted from the proceeds.
As a result of the above, $172 million was received in cash on September 30, 2024. The proceeds from this sale were used to repay the Company's matured debts (convertible debts - see Note 17.1, unsecured related party loans - see Note 17.2 and related accrued interest) and cleared all overdue payables to suppliers.
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
The accounting for this transaction required significant judgment in estimating the fair values of the various intangible assets sold or licensed to Qualcomm. The estimations of the fair value of the 5G broadband platform license to Qualcomm were made taking into consideration similar transactions made by the Company with other customers in recent years. The fair value of the license of the acquired IP back to the Company was estimated taking into consideration estimated future cash flows from the sale of Monarch2 and Calliope2. The remaining portion of the transaction value was then allocated to the sale of the 4G IP for Monarch2 and Calliope2.
At December 31, 2025, the Company has performed an impairment test to evaluate the carrying amount of the license of the acquired IP. No impairment has been recorded in the year ended December 31, 2025.

Under French tax regulations, the Company may opt to apply a special lower-tax regime to sales or licenses of qualifying intellectual property, commonly referred to as "IP Box". Taxable income from such qualifying transaction is taxed at a rate of 10% rather than 25% in France. The Company has opted to apply the IP Box regime to the taxable income arising from the sale of the Monarch2 intellectual property (see Note 7 to the Consolidated Financial Statements).

5. Segment information and Disaggregated Revenue Disclosures
The Company has one operating segment, which is the design and marketing of semiconductor components for cellular and other wireless systems. All information required to be disclosed under IFRS 8 Operating Segments is shown in the Consolidated Financial Statements and these associated Notes.
Sales to external customers disclosed below are based on the geographical location of the customers to which the Company invoices. The following table sets forth the Company’s total revenue by region for the periods indicated.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	Year ended December 31,
	2023	2024	2025
	(in thousands)
Asia :
China (including Hong Kong)	$21,702	$11,458	$7,261
Taiwan	29	468	893
Japan	49	696	1,960
Rest of Asia	43	47	436
Total Asia	21,823	12,669	10,550
Germany	1,001	687	629
France	1,285	1,405	2,957
United States of America	8,666	20,368	9,248
Rest of world (no single country representing more than 10%)	841	1,702	2,941
Total revenue	$33,616	$36,831	$26,325
Of our total revenue, 88.8% is attributable to international sales for the year ended December 31, 2025 (96.2% for 2024 and 96.2% for 2023).
The Company categorizes its total revenue based on technology.

	Year ended December 31,
	2023	2024	2025
	(in thousands)
Cellular IoT systems	$33,616	$36,831	$22,709
Radio transceivers for all wireless systems	—	—	3,616
Total revenue	$33,616	$36,831	$26,325
Additionally, the Company categorizes its total revenue based on product, license and services revenue.

	Year ended December 31,
	2023	2024	2025
	(in thousands)
Product revenue, transferred at a point of time	$8,060	$12,007	$15,489
License revenue, transferred at a point of time	2,846	19,353	8,036
License revenue, transferred over time	20,151	3,230	—
Development and other services transferred at a point of time	23	—	1,164
Development and other services transferred over time	2,536	2,241	1,062
Royalties	—	—	574
Total revenue	$33,616	$36,831	$26,325
License revenue includes partial deliveries of Intellectual Property under a 5G broadband license and under a Monarch2 manufacturing license to Qualcomm in the years ended December 31, 2024 and 2025, and in years ended December 31, 2023 and 2024, license fees from agreements signed with strategic partners (See Note 22 to these Consolidated Financial Statements).
Development and other services include revenues recognized under contracts for various software customization and other engineering services.
The substantial majority of the Company’s current and non-current assets are held by the parent company, Sequans Communications S.A. and located in France. See Note 23.3 to these Consolidated Financial Statements for information about major customers.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

6. Other income and expenses
6.1. Financial income and expenses
Financial income:

	Year ended December 31,
	2023	2024	2025
	(in thousands)
Income from short-term investments and term deposits and other finance revenue	$177	$850	$1,401
Gain on debt extinguishment (Note 17.1)	247	13,952	—
Change in fair value of derivative financial instruments (Note 17.1)	3,200	3	45,000
Foreign exchange gain	1,166	3,037	4,161
Total financial income	$4,790	$17,842	$50,562
Financial expenses:

	Year ended December 31,
	2023	2024	2025
	(in thousands)
Interest on loans	$9,584	$22,465	$11,140
Interest on lease contracts (see Note 18)	479	321	229
Interest on financing component of revenue contracts (see Notes 21 and 22)	115	69	715
Loss on debt extinguishment (Note 17.1)	—	—	29,348
Interest on supplier payable with extended payment terms	286	142	—
Other bank fees and financial charges	946	731	414
Foreign exchange loss	1,858	2,543	5,271
Total financial expenses	$13,268	$26,271	$47,117
For the year ended December 31, 2025, interest on loans included $10,945,000 related to convertible debt instruments issued in 2025 and the French government debt financing received in 2020 (compared with $22,409,000 and $9,566,000 for the years ended December 31, 2024 and 2023, respectively, which also included convertible debt instruments issued in 2021 and 2019 and bridge loans received in 2024 and in late 2023) (See Note 17.1 to the Consolidated Financial Statements).
The net foreign exchange loss of $1,110,000 for the year ended December 31, 2025 (2024: net foreign exchange gain of $494,000; 2023: net foreign exchange loss $692,000) arises primarily from euro-based monetary liabilities.
For the year ended December 31, 2025, a gain of $45,000,000 (2024 : gain of $3,000; 2023: gain of $3,200,000) was recognized, related to the change in fair value of derivative financial instruments (See Note 17.1 to the Consolidated Financial Statements).
For the year ended December 31, 2025, loss of $29,348,000 (2024: gain of $13,952,000; 2023: gain of $247,000) was recognized related to the impact of the convertible debt extinguishment and loans (see Note 17.1 to the Consolidated Financial Statements).

6.2. Cost of revenue and operating expenses
The tables below present the cost of revenue and operating expenses by nature of expense:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

		Year ended December 31,
	Note	2023	2024	2025
		(in thousands)
Included in cost of revenue:
Cost of components		$5,071	$5,846	$7,519
Depreciation and impairment	9	395	289	527
Amortization of intangible assets	10	118	164	170
Wages and benefits		2,059	1,341	1,224
Share-based payment expense	16	131	84	19
Assembly services, royalties and other		1,702	1,368	2,754
		$9,476	$9,092	$12,213

		Year ended December 31,
	Note	2023	2024	2025
		(in thousands)
Included in operating expenses (income) (between gross profit and operating result):
Gain on sale of 4G intangible and tangible assets, net	4	—	(153,129)	$—
Depreciation and impairment	9	$4,082	$2,814	2,197
Amortization of intangible assets	10	7,346	4,145	2,784
Impairment of 5G broadband platform intangible and tangible assets		—	56,633	—
Digital assets impairment losses	11	—	—	67,375
Digital assets losses on sales, net	11	—	—	6,102
Wages and benefits		36,014	39,637	29,642
Share-based payment expense	16	6,973	4,006	2,992
Foreign exchange (gains) losses related to hedges of euro		(180)	(47)	144
Rent, supplies, external services and other, net of capitalization of research and developments costs		(257)	4,147	14,768
		$53,978	$(41,794)	$126,004
The impact of capitalization of research and development costs is shown as a reduction of "Rent, supplies, external services and other, net" (See Note 6.4. to the Consolidated Financial Statements). In the year ended December 31, 2025, net rent, supplies, external services and other expense increased because the impact of capitalization of research and development costs was only $120,000 ($15,485,000 in 2024 and $22,328,000 in 2023).

6.3. Employee benefits expense

		Year ended December 31,
	Note	2023	2024	2025
		(in thousands)
Wages and salaries		$28,863	$31,458	$23,972
Social security costs and other payroll taxes		9,087	9,270	6,895
Other benefits		159	171	112
Pension costs		(36)	79	(113)
Share-based payment expenses	16	7,104	4,090	3,011
Total employee benefits expense		$45,177	$45,068	$33,877
The amount recognized as an expense for mandatory social tax contributions amounts to $1,199,000 for the year ended December 31, 2025 ($1,465,000 and $1,483,000 for the years ended December 31, 2023 and 2024, respectively).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

6.4. Research and development expense and tax credit receivable
The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria, which was the case for each of the years ended December 31, 2025, 2024 and 2023). The Company also has research tax credits available in the United Kingdom relating to 2025 and 2024.

Total research tax credit receivable as of December 31, 2025 is $6,295,000, ($1,437,000 relating to tax credits receivables for 2025, $4,343,000 relating to tax credits receivables for 2024, $133,000 for 2023, $118,000 for 2022, $146,000 for 2021 and $118,000 for 2020). Part of the amount was financed in 2024 and reimbursed in February 2025 as the company decided to terminate the financing agreement (see Note 17.3 to the Consolidated Financial Statements).
In the years ended December 31, 2023 and 2024, the Company capitalized costs related to the development of LTE Category 1 chipset and of the 5G broadband platform. In the year ended December 31, 2025, the Company developed a variant of 5G, eRedCap, but no costs were capitalized since the relevant accounting requirements were not met.
The impact of the reduction of research and development expense due to government grants, research tax credit and development costs capitalized was as follows:

	Year ended December 31,
	2023	2024	2025
	(in thousands)
Research and development costs	$53,018	$47,566	$37,018
Research tax credit	(5,374)	(3,821)	(1,714)
Government and other grants	(1,834)	(1,939)	(4,062)
Development costs capitalized (*)	(22,328)	(15,485)	(120)
Amortization of capitalized development costs	2,642	2,206	61
Total research and development expense	$26,124	$28,527	$31,183
(*) Reflecting reduction for research tax credits of $1,371,000 and $2,145,000 for the years ended December 31, 2024 and 2023, respectively.

7. Income tax
The major components of income tax expense are:

	Year ended December 31,
	2023	2024	2025
	(in thousands)
Consolidated Statement of Operations
Current income tax expense (benefit)	$2,683	$3,626	$888
Deferred income tax expense (benefit)	(9)	(89)	(56)
Income tax expense (benefit)	$2,674	$3,537	$832
In the years ended December 31, 2025, 2024 and 2023, withholding taxes were retained from a license fee invoiced in China and from dividends received from the subsidiary in Israel in 2025 and 2023. This withholding was only recoverable in the year of the invoicing and of the receipt of the dividends. As the Company was in a tax loss position in 2023 and 2025, the amounts of $2,060,000 in 2023 and $235,000 in 2025 were not recoverable and were recorded in Income tax expense. In 2024, the Company was in tax income position, so the amount of $10,000 withheld in 2024 was recoverable and was deducted from the income tax expense.
Under French tax regulations, the Company may opt to apply a special lower-tax regime to sales or licenses of qualifying intellectual property, commonly referred to as "IP Box". Taxable income from such qualifying transaction is taxed at a rate of 10%. The Company has opted to apply the IP Box regime to the taxable income arising from the sale of the Monarch 2 qualifying intellectual property, which is the trademarkable software element. The allocation of the gain on the sale of 4G assets

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
was allocated between the assets sold and between the eligible versus ineligible intellectual property based on an analysis of the respective development costs. The gain associated with the sale of Monarch2 eligible software was reduced by the value of related capital development costs that were on the balance sheet at the transaction date, as well as related research and development costs expensed in 2024 through the transaction date. Our use of the IP Box regime for this transaction was submitted for review by the French tax administration and a ruling not objecting to our position was received in 2025; the actual calculation of tax liability remains subject to audit. At December 31, 2025, the amount of current tax liabilities was $3,124,000. In the event of an unfavorable ruling, all our French taxable income would be taxed at 25%, resulting in an increase of taxes due of $4,280,000.
A reconciliation of income taxes computed at the French statutory rate 25.00% for the years ended December 31, 2025, 2024 and 2023 to the income tax expense (benefit) is as follows:

	Year ended December 31,
	2023	2024	2025
	(in thousands)
Profit (loss) before income taxes	$(38,316)	$61,104	$(108,447)
At France’s statutory income tax rate of 25% in 2023, 2024 and in 2025	(9,579)	15,276	(27,112)
Impact of French income taxed under IP Box regime at 10%	—	(8,793)	—
Non-deductible share-based payment expense	1,776	1,023	753
Tax credits	(1,344)	(955)	(429)
Permanent differences and other	212	(29)	3,424
Withholding tax	2,055	—	235
Use of tax loss carryforwards	—	(2,985)	—
Unrecognized benefit of tax losses carryforward	9,554	—	23,961
Income tax expense	$2,674	$3,537	$832

In the year ended December 31, 2025, permanent differences include the impact of financing costs that are accounted for as a reduction of the share premium but are deductible for tax purposes.
Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Consolidated Statement of Financial Position			Equity			Consolidated Statement of Operations
	December 31,			December 31,			Year ended December 31,
	2023	2024	2025	2023	2024	2025	2023	2024	2025
	(in thousands)			(in thousands)			(in thousands)
Government loan	(127)	(117)	(61)	—	—	—	(135)	11	56
Tangible assets	—	—	(599)	—	—	—	—	—	(599)
Intangible assets	(120)	(4)	(28)	—	—	—	13	116	(24)
Lease contracts	—	(105)	8	—	—	—	—	(105)	113
Cash flow hedge	2	1	—	—	—	—	5	(1)	(1)
Remeasurement of non-monetary accounts	(3)	103	128	—	—	—	485	106	25
Deferred revenue	—	—	125	—	—	—	—	—	125
Other provisions and accruals	(962)	(928)	(396)	—	—	—	(468)	33	532
From subsidiaries	264	173	129	—	—	—	(9)	(89)	(56)
Deferred tax asset not recognized on losses (Loss available for offsetting against future taxable income)	1,210	1,050	823	—	—	—	100	(160)	(227)
Total	$264	$173	$129	—	$—	$—	$(9)	$(89)	$(56)
The changes in deferred tax assets and liabilities were as follows:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	2023	2024	2025
	(in thousands)
At January 1st	$258	$264	$173
Tax expense (income) during the year recognized in Profit or Loss	(9)	(89)	(56)
Tax expense (income) during the year recognized in equity	—	—	—
Effect of foreign exchange	15	(2)	12
At December 31st	$264	$173	$129
As of December 31, 2025, the Company had accumulated tax losses which arose in France of $462,808,000 that are available for offset against future taxable profits of Sequans Communications S.A within a limit of one million euro per year, plus 50% of the profit exceeding this limit. Remaining unapplied losses would continue to be carried forward indefinitely.
Deferred tax assets were recognized in 2023, 2024 and 2025 only to the extent that deferred tax liabilities existed relating to the same taxable entity, which are expected to reverse in the same period as the asset or into which a tax loss may be carried forward.

8. Earnings (loss) per share
Basic earnings (loss) per share and American Deposit Shares (ADS) amounts are calculated by dividing net income (loss) for the year attributable to all shareholders of the Company by the weighted average number of all shares or ADS outstanding, excluding treasury shares, during the year. Shares repurchased and held by the Company are not included in the calculation, as they do not participate in the distribution of earnings.
Diluted earnings per share and ADS amounts are calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of shares or ADS outstanding, excluding treasury shares, during the year plus the weighted average number of shares or ADS that would be issued on the exercise of all the dilutive stock options and warrants, and upon vesting of restricted stock awards as well as conversion of convertible debt. Dilution is defined as a reduction of earnings per share or ADS or an increase of loss per share or ADS. As the exercise of all outstanding stock options and warrants as well as vesting as restricted stock awards and conversion of convertible debt, would decrease loss per ordinary share or ADS, they are considered to be anti-dilutive and excluded from the calculation of loss per ordinary share or ADS.
On October 9, 2024, the Company modified the ratio of shares per ADS from four shares per ADS to ten shares per ADS. Basic and diluted earnings (loss) per ADS presented below were retrospectively adjusted to give effect to the ADS ratio change of October 9, 2024 following which each ADS represents 10 ordinary shares.
On September 17, 2025, the Company modified the ratio of shares per ADS from ten shares per ADS to one hundred shares per ADS. Basic and diluted earnings (loss) per ADS presented below were retrospectively adjusted to give effect to the ADS ratio change of September 17, 2025 following which each ADS represents 100 ordinary shares.
The following reflects the income and share data used in the basic and diluted earnings (loss) per ordinary share and ADS computations:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	Year ended December 31,
	2023	2024	2025
	(in thousands, except share and per share data)
Profit (Loss)	$(40,990)	$57,567	$(109,279)
Weighted average number of shares outstanding for basic EPS	225,183,996	248,290,190	867,366,665
Net effect of dilutive stock options	—	—	—
Net effect of dilutive warrants	—	10,004,114	—
Net effect of vesting of restricted stock	—	25,726.711	—
Net effect of conversion of convertible notes	—	—	—
Weighted average number of shares outstanding for diluted EPS	225,183,996	284,021,015	867,366,665
Basic earnings (loss) per share	$(0.18)	$0.23	$(0.13)
Diluted earnings (loss) per share	$(0.18)	$0.20	$(0.13)
ADS outstanding for basic earnings (loss) per ADS	2,251,840	2,482,902	8,673,667
ADS outstanding for diluted earnings (loss) per ADS	2,251,840	2,840,210	8,673,667
Basic earnings (loss) per ADS	$(18.20)	$23.19	$(12.60)
Diluted earnings (loss) per ADS	$(18.20)	$20.27	$(12.60)
The weighted average number of shares outstanding in the year ended December 31, 2025 excludes 9,815,679 weighted treasury shares held by the company. At December 31, 2025, the Company held 151,697,300 treasury shares.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
9. Property, plant and equipment
Property, plant and equipment include:

	Leasehold improvements	Plant and equipment	IT and office equipment	Right of use	Total
	(in thousands)
Cost:
At January 1, 2023	$1,417	$32,380	$4,387	7,079	$45,263
Additions	75	1,812	220	767	2,874
Disposals	—	(2)	(3)	(414)	(419)
Exchange difference	10	107	16	—	133
At December 31, 2023	1,502	34,297	4,620	7,432	47,851
Additions	—	772	70	462	1,304
Disposals	(77)	(727)	(275)	(705)	(1,784)
Exchange difference	(4)	(22)	(19)	—	(45)
At December 31, 2024	1,421	34,320	4,396	7,189	47,326
Additions	20	304	162	1,255	1,741
Acquisition of ACP Advanced Circuit Pursuit AG	—	951	—	—	951
Disposals	(38)	(88)	(459)	(302)	(887)
Exchange difference	30	235	160	—	425
At December 31, 2025	$1,433	$35,722	$4,259	$8,142	$49,556
Depreciation and impairment:
At January 1, 2023	1,333	26,971	3,993	4,477	36,774
Depreciation charge for the year	41	2,421	198	1,223	3,883
Impairment	—	711	—	—	711
Disposals	—	(2)	—	(414)	(416)
Exchange difference	7	69	8	—	84
At December 31, 2023	1,381	30,170	4,199	5,286	41,036
Depreciation charge for the year	21	1,656	225	1,201	3,103
Impairment	—	251	—	—	251
Disposals	(23)	(606)	(224)	(483)	(1,336)
Exchange difference	(4)	(15)	(17)	—	(36)
At December 31, 2024	1,375	31,456	4,183	6,004	43,018
Depreciation charge for the year	14	1,571	192	980	2,757
Disposals	(37)	(88)	(448)	(304)	(877)
Exchange difference	208	262	(112)	—	358
At December 31, 2025	$1,422	$33,111	$4,044	6,680	$45,257
Net book value:
At January 1, 2023	$84	$5,409	$394	2,602	$8,489
At December 31, 2023	121	4,127	421	2,146	6,815
At December 31, 2024	46	2,864	213	1,185	4,308
At December 31, 2025	$11	$2,611	$215	1,462	$4,299
Right-of-use assets as of December 31, 2025 relate to real-estate leases ($7,921,000, gross, $6,969,000, gross as of December 31, 2024 and $7,212,000, gross as of December 31, 2023) as well as IT and office equipment leases ($220,000, gross, $220,000, gross as of December 31, 2024 and 2023).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Increases related to the acquisition of ACP Advanced Circuit Pursuit AG represent the fair value of fixed assets acquired as part of the integration of this company into the Company’s scope of consolidation. Accumulated depreciation represents the depreciation recognized on these assets at the acquisition date.
In the year ended December 31, 2024, the Company recognized an impairment loss of $251,000 related to the decision to discontinue the development of the 5G broadband platform. In the year ended December 31, 2023, the Company recognized an impairment loss of $707,000 related to a production equipment with a carrying amount is not recoverable.

Following the sale and license back of the Monarch 2 and Calliope 2 intellectual property as described in Note 4, the Company reassessed the remaining useful lives of equipment related to these two products, extending the useful lives until the end of 2029 to be consistent with the estimated useful life of the license back.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
10. Intangible assets
Intangible assets include:

	Capitalized development costs	Licenses and acquired technology	Goodwill	Other	Total
	(in thousands)
Cost:
At January 1, 2023	$48,903	$33,434	$—	$—	$82,337
Additions	22,327	633	—	—	22,960
Disposals	—	(2,121)	—	—	(2,121)
Exchange difference	—	(7)	—	—	(7)
At December 31, 2023	71,230	31,939	—	—	103,169
Additions	15,484	4,702	—	—	20,186
Disposals	(25,851)	(4,493)	—	—	(30,344)
Exchange difference	—	(22)	—	—	(22)
At December 31, 2024	60,863	32,126	—	—	92,989
Additions	120	3,653	—	—	3,773
Acquisition of ACP Advanced Circuit Pursuit AG	—	1,114	3,676	795	5,585
Disposals	—	(126)	—	—	(126)
Exchange difference	—	283	—	—	283
At December 31, 2025	$60,983	$37,050	$3,676	$795	$102,504
Depreciation and impairment:
At January 1, 2023	$8,285	$25,347	$—	$—	$33,632
Amortization	2,640	4,708	—	—	7,348
Disposals	—	(2,121)	—	—	(2,121)
Exchange difference	—	10	—	—	10
At December 31, 2023	10,925	27,944	—	—	38,869
Amortization	2,206	2,103	—	—	4,309
Impairment	55,156	1,225	—	—	56,381
Disposals	(7,705)	(4,493)	—	—	(12,198)
Exchange difference	—	(13)	—	—	(13)
At December 31, 2024	60,582	26,766	—	—	87,348
Amortization	61	2,816	—	85	2,962
Disposals	—	(126)	—	—	(126)
Exchange difference	—	122	—	—	122
At December 31, 2025	$60,643	$29,578	$—	$85	$90,306
Net book value:
At January 1, 2023	$40,618	$8,087	$—	$—	$48,705
At December 31, 2023	60,305	3,995	—	—	64,300
At December 31, 2024	281	5,360	—	—	5,641
At December 31, 2025	$340	$7,472	$3,676	$710	$12,198
Capitalized development costs included $11.3 million related to the 5G broadband platform capitalized in the year ended December 31, 2024 ($18.4 million in 2023). In the year ended December 31, 2025, the Company developed a variant of 5G, eRedCap, but no costs were capitalized since the relevant accounting requirements were not met.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
In the year ended December 31, 2024, the Company decided to discontinue the development of the 5G broadband platform due to the estimated expense to complete the development. The Company judged that reactivation of the development was highly unlikely and therefore recovery of the amounts capitalized on the balance sheet was deemed unrecoverable. Consequently, the Company recognized impairment losses of $55.2 million for the total amount of development costs capitalized and $1.2 million for capitalized third-party licenses.
In September 2024, the Company sold to Qualcomm its IP for two main 4G IoT technologies (Monarch2 and Calliope2). The disposal of development costs capitalized of $18.1 million was included in the net gain on sale of 4G IP in the Consolidated Statement of Operations (See Note 3 to the Consolidated Financial Statements).
In addition, the transaction provided for a license back of the Monarch 2 and Calliope 2 intellectual property as described in Note 4. The fair value of the license back has been estimated to be $3.0 million and it is included in 2024 additions. During 2025, the Company reassessed the remaining useful lives of licenses related to these two products, extending the useful lives until the end of 2029 to be consistent with the estimated useful life of the license back. An impairment test was performed at year end with no impairment of value noted.
Goodwill of $3,676,000 was recognized in the current year following the acquisition of ACP Advanced Circuit Pursuit AG. See Note 3 of the Consolidated Financial Statements. Goodwill was allocated to our single cash-generating unit (CGU) where it is monitored and reviewed for internal management purposes.
The impairment test was performed on December 31, 2025, and the recoverable amount of the CGU was determined using a value-in use methodology. The value-in use calculation is based on cash projections derived from a board-approved business plan covering the period from 2026 to 2030, with a terminal value thereafter modeled based on the cash flows achieved in the final forecast year. The cash flow projections reflect management's best estimate of future economic conditions and performance of 4G and radio transceiver products, including monetization of intellectual property through licensing and other arrangements.
Future cash flows are discounted using a pre-tax weighted average cost of capital ("WACC") which reflects current market assessment of the risks specific to the Company.
The impairment test indicated that the recoverable amount of the CGU exceeded its carrying amount. Sensitivity analyses were performed on the key assumptions used in the impairment test. Based on the level of headroom in the sensitivity analyses performed, management considers that no reasonably considered change in key assumptions would cause the carrying amount of the CGU to exceed its recoverable amount as at the reporting date.

11 Digital assets

As of December 31, 2025, the Company holds digital assets consisting solely of 2,139 Bitcoin. These assets were acquired during the year as part of the Company’s treasury management strategy and are held for investment purposes. The Bitcoin holding at December 31, 2025 are held primarily in a segregated secure vault (2,114 Bitcoin) and the remainder (25 Bitcoin) held in a commingled trading wallet. The Company does not engage in mining activities or provide digital asset-related services to third parties.

	At December 31,
Number of Bitcoin	2023	2024	2025
	(in units)
Opening balance	—	—	—
Additions	—	—	3,234
Disposals	—	—	(1,095)
Closing balance	—	—	2,139

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	At December 31,
Investment in Bitcoin	2023	2024	2025
	(in thousands)
Opening balance	$—	$—	$—
Additions	—	—	377,200
Disposals	—	—	(122,634)
Impairment	—	—	(67,375)
Closing balance	$—	$—	$187,191

During the year ended December 31, 2025, the Company recognized an impairment loss on its digital assets in the amount of $67.4 million, which was recorded in Digital assets impairment losses in the Consolidated Statement of Operations. The impairment loss reflects the decrease in fair value below the carrying amount of the digital assets as of December 31, 2025. The fair value is based on the Coinbase quoted price on December 31, 2025, timestamp 23.59.59, Paris.
In addition, during the year ended December 31, 2025, the Company sold a portion of its digital assets, resulting in a realized net loss of $6.1 million, which is presented in operating expenses in the Consolidated Statement of Operations.
At December 31, 2025, 1,617 of the Bitcoin were restricted from sale and pledged as collateral for the outstanding convertible debt. See Note 17.1 to the Consolidated Financial Statements. The value of these assets at December 31, 2025 was $141.5 million out of the total $187.2 million on the balance sheet.
The remaining 522 Bitcoin with a value of $45.7 million had no restriction on sale.
A 10% decrease in the market price of Bitcoin as of the reporting date would result in an additional impairment loss of approximately $18.7 million.

12. Inventories

	At December 31,
	2023	2024	2025
	(in thousands)
Components	$4,706	$2,445	$3,472
Finished goods	4,559	3,679	4,019
Total inventories at cost	$9,265	$6,124	$7,491
Provision for slow-moving or damaged components	$1,065	$1,468	$1,791
Provision for slow-moving or damaged finished goods	1,865	1,782	1,767
Total provision for slow-moving or damaged inventory	$2,930	$3,250	$3,558
Components, net	$3,641	$977	$1,681
Finished goods, at the lower of cost and net realizable value	2,694	1,897	2,252
Total net inventories	$6,335	$2,874	$3,933
The provisions for slow-moving or damaged inventory are related to units either damaged or in excess of the units needed to serve the expected demand for identified customers and projects. The Company also recorded expenses related to certain components whose lead-times increased due to COVID-19 and other supply chain constraints. Some components ultimately were not used in production and expired, resulting in a provision. In the year ended December 31, 2023, the Company recorded an expense of $126,000 and some components were physically scrapped resulting in a provision reversal of $104,000. In the year ended December 31, 2024, some components were sold resulting in a provision reversal of $8,000. In the year ended December 31, 2025, the Company recorded an expense of $1,111,000 related to a provision for slow-moving inventory and some components and finished goods were physically scrapped resulting in a provision reversal of $803,000. At December 31, 2025, the amount of $3,558,000 in depreciation is related to finished goods and components in excess of the units needed to serve the expected demand for identified customers and projects.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
13. Trade receivables and contract assets
Trade receivables and contract assets are non-interest bearing. Trade receivables generally have 30-90 day payment terms.

	At December 31,
	2023	2024	2025
	(in thousands)
Trade receivables	$10,803	$7,211	$3,662
Contract assets	497	122	98
Provision for credit notes to be issued	(164)	(101)	(334)
Provisions on trade receivables	(2,524)	(2,301)	(50)
Net trade receivables	$8,612	$4,931	$3,376
In the years ended December 31, 2025, 2024 and 2023, the Company recorded credit notes primarily related to customer product returns and, in 2023, rebate programs. Such rebates are recorded as a reduction of revenue in the same period that the product is delivered.
The movements in the provision for impairment of receivables were as follows:

	December 31,
	2023	2024	2025
	(in thousands)
At January 1,	$2,524	$2,524	$2,301
Charge for the year	—	—	—
Utilized amounts	—	(223)	(2,251)
Unutilized amounts	—	—	—
At year end	$2,524	$2,301	$50
In the years ended December 31, 2023, 2024 and 2025, no new trade receivables were impaired. Trade receivables impaired are related primarily to significantly aged receivables, which the Company no longer expects to collect although still subject to legal enforcement. After seven years, the Company writes off the receivable definitively and the related provision is reversed as utilized. The "unutilized amounts" refers to the portion of the estimated liability that was not required, if any, typically due to recovery from the customer.
As at year end, the aging analysis of trade receivables and contract assets that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2023	$8,612	$6,532	$1,919	$101	$4	$56
At December 31, 2024	$4,931	$4,392	$501	$—	$—	$38
At December 31, 2025	$3,376	$2,715	$634	$—	$—	$27
Due to its historical experience, the Company does not assign credit risk rating grades to its trade receivables, but assesses credit risk at the customer level. Based on an analysis of historical credit losses, the Company has not applied any expected credit losses to its outstanding receivables as of the year end beyond specific provisions for doubtful accounts.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
14. Cash, cash equivalents and short-term deposits

	At December 31,
	2023	2024	2025
	(in thousands)
Cash at banks	$5,697	$9,085	$6,533
Cash equivalents	8	8	6,853
Short-term deposits	—	53,000	—
Cash, cash equivalents and deposits	$5,705	$62,093	$13,386
Cash at banks earns no interest. Cash equivalents in money market funds and short-term deposits are invested for short-term periods depending on the immediate cash requirements of the Company, and earn interest at market rates for short-term investments. At December 31, 2025, cash equivalents included $6.9 million held in the trading portfolio at the custodian for digital assets. The Company may hold cash in this account for brief periods after the sale of digital assets before being transferred to a commercial bank account.
The fair value of cash, cash equivalents and short-term deposits is equal to book value. Most of the cash, cash equivalents and short-term deposits is held in U.S. dollar and euros as follows:

	At December 31,
	2023	2024	2025
	(in thousands)
U.S. dollar denominated accounts	$5,250	$61,189	$12,758
Euro denominated accounts	91	509	202
GBP denominated accounts	319	130	154
SGP denominated accounts	13	24	10
NIS denominated accounts	1	214	182
CHF denominated accounts	—	—	44
RMB denominated accounts	10	17	22
Other currencies denominated accounts	21	10	14
Cash, cash equivalents and short-term deposits	$5,705	$62,093	$13,386

15. Issued capital and reserves
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
Authorized capital, in number of shares
Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, warrants, restricted share awards and conversion of convertible debt, or which the shareholders have otherwise authorized for specific capital increases. There is no impact on shareholders from the capital reduction as no shares have been cancelled through December 31, 2025, however the ordinary shares represented by the ADSs held in treasury do not have voting or dividend rights. These shares were cancelled in March 2026. At December 31, 2025, taking into account resolutions for capital increases approved by the shareholders in June 2025, authorized capital was 6,659,905,825 ordinary shares with a nominal value of €0.01 each (421,418,563 and 398,622,649 ordinary shares at December 31, 2023 and 2024, respectively).
There is one category of authorized shares: ordinary shares. The ratio of ordinary shares per ADS is one hundred shares represented by one ADS.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Shares issued and fully paid

	At December 31,
	2023		2024		2025
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Ordinary shares	246,262,004	€2,463	251,408,922	€2,514	1,599,589,702	€15,996
Converted to U.S. dollars at historical exchange rates		$2,878		$2,934		$18,718
Treasury shares
As of December 31, 2025, the Company had repurchased a total of 1,513,973 of its own American Depositary Shares (“ADSs"), representing 151,397,300 ordinary shares, as treasury shares at an average price of $6.17 per ADSs (no treasury shares repurchased at December 31, 2023 and 2024). The treasury shares were subsequently cancelled on March 11, 2026, following shareholders approval on February 19, 2026, reducing the total number of shares issued and outstanding.
Other capital reserves
Other capital reserves include the accumulated share-based payment expense as of period end, the counterpart of which is in retained earnings (accumulated deficit) as the expense is reflected in profit and loss, as well as the fair values of the conversion options of convertible debt, the values of embedded derivatives related to convertible debt at the date the conversion rate finally fixed, the value of warrants issued to debt holders, the deferred tax impact related to the equity component of the convertible debts and venture debt.
Dividend rights
Dividends may be distributed from the statutory retained earnings and additional paid-in capital, subject to the requirements of French law and the by-laws of Sequans Communications S.A. There were no distributable retained earnings at December 31, 2023, 2024 or 2025. Dividend distributions by the Company, if any, will be made in euros.
Capital transactions
On July 7, 2025, the Company increased its capital in connection with a private offering by issuing 1,171,987,620 ordinary shares at $0.14 per ordinary share (or $14.0 per ADS) and 222,458,520 pre-funded warrants at $0.139 per pre-funded warrant. The total gross proceeds from the offering amounted to $195,000,001 Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $13,736,376 recorded in share capital and by $181,263,625 in share premium. Costs directly attributable to the equity transaction amounting to $14.0 million were deducted from the share premium.
In August and September 2025, 125,943,130 ordinary shares (1,259,431 ADSs at the current ratio) were issued following exercise of pre-funded warrants, resulting in a gross proceeds amounted to $76,300 recorded in share premium. As of December 31, 2025, pre-funded warrants to acquire 96,158,250 ordinary shares (961,582 ADSs at the current ratio) remain outstanding.
In October 2025, the Company carried out a capital increase following the waiver of a receivable by a creditor for an amount of $4,263,193 in exchange for the issuance of 30,451,300 ordinary shares (304,513 ADSs at the current ratio) of the Company, issued at a unit price of $0.14 per share. This transaction resulted in an increase in share capital of $354,167 and in share premium of $3,909,026, net of transaction costs. The new shares issued as part of this transaction carry the same rights as existing shares, including voting rights and the right to receive dividends. In February 2026, the Company repurchased 25,000,000 ordinary shares represented by 250,000 ADSs at a purchase price of $3.73 per ADS.
On September 26, 2023, the Company increased its capital in connection with a private offering with 272 Capital Master Fund Ltd by issuing 8,480,564 ordinary shares (in the form of 84,805 ADSs at the current ratio) at $0.7075 per ordinary share (or $70.75 per ADS at the current ratio). The total gross proceeds from the offering amounted to $5,999,999. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $89,046 recorded in share capital and by $5,910,953 in share premium. Costs directly attributable to the equity transaction amounting to $0.6 million were deducted from the share premium.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
On April 12, 2023, the Company increased its capital in connection with a private offering to 272 Capital Master Fund Ltd, Lynrock Lake Master Fund LP and several other institutional investors by issuing 38,834,952 ordinary shares at $0.515 per ordinary share (or $51.50 per ADS at the current ratio). The total gross proceeds from the offering amounted to $20,000,000. Accordingly, issued capital in the Consolidated Statement of Financial Position was increased by $423,301 recorded in share capital and by $19,576,699 in share premium. Costs directly attributable to the equity transaction amounting to $0.4 million were deducted from the share premium.
In the years ended December 31, 2023, 2024 and 2025, ordinary shares were issued upon exercise of options and warrants as described in Note 16 to the Consolidated Financial Statements.
Warrants
On July 7, 2025, in connection with the private placement of equity and debt, the Company issued warrants to shareholders to purchase up to 2,091,668 ADSs (at the current ratio) and warrants to debt holders to purchase up to 2,024,999 ADSs (at the current ratio), at an exercise price of $14.00 per ADS (at the current ratio) exercisable within 90 days of the closing of the Offering. In July 2025, 10,875,000 ordinary shares (108,750 ADS at the current ratio) were issued following exercise of these warrants, resulting in a gross proceeds amounted to $1,522,500 ($126,118 recorded in share capital and $1,396,382 recorded in share premium). In October 2025, the exercise period was extended to December 31, 2025; all remaining warrants expired unexercised.
On August 15, 2022, the Nokomis Note issued in August 2019 arrived at maturity and the Company elected to exercise the first option of the amendment signed on March 20, 2020, to extend the maturity to August 16, 2023 in exchange for the issuance of 594,680 warrants (5,946 ADSs at the current ratio) to Nokomis at an exercise price of $1.03 per warrant ($103.00 per ADS at the current ratio). On August 15, 2023, the Nokomis Note issued in August 2019 arrived at its extended maturity and the Company elected to exercise the second option of the amendment signed on March 20, 2020, to extend the maturity to August 16, 2024 in exchange for the issuance of 1,244,820 warrants (12,448 ADSs at the current ratio) to Nokomis at an exercise price of $0.8092 per warrant ($80.92 per ADS at the current ratio) and to extend the term of the warrant issued in August 2022 by one year. The expiration date of both issues of warrants is August 15, 2026.
On February 18, 2019, the Company issued warrants to purchase 9,392,986 ordinary shares to a strategic investor for a total subscription price of $8,360,000. The warrants are exercisable upon 61 days' notice to the Company at an exercise price of €0.02 per share (€2.00 per ADS at the current ration of shares per ADS). The warrants expire February 18, 2034. Upon issuance of the warrants, $8,360,000 was recorded in share premium in the Consolidated Statement of Financial Position.
On October 26, 2018, the Company entered into a bond issuance agreement with Harbert European Specialty Lending Company II S.a.r.l (the “Harbert”). The Company issued to Harbert, for a total subscription price of $1.00, warrants to acquire 816,716 shares at an exercise price of $1.34 per share ($134.00 per ADS at the current ratio). Such warrants are exercisable at any time and expire October 26, 2028.
On April 14, 2015, the Company entered into a convertible note agreement with Nokomis for the issuance and sale of a convertible note. In September 2018, the convertible note was amended to extend the term to April 14, 2021, and to decrease the conversion price. In addition, the Company issued to Nokomis warrants to acquire 1,800,000 ordinary shares at an exercise price of $1.70 per ordinary share ($170.00 per ADS at the current ratio). Such warrants were exercisable at any time and had an expiration date of April 14, 2021. In consideration for entering into further amendments of the convertible debt in 2020, the warrants were extended to April 14, 2024, at which date these warrants expired unexercised.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

16. Share-based payment plans
The expense recognized for employee and other services received during the year ended December 31, 2025 and arising from equity-settled share-based payment transactions was $3,011,000 (2023: $7,104,000; 2024: $4,090,000). Of this total, $55,000 in 2025 (2023: $111,000; 2024: $66,000), related to warrants plans for consultants considered equivalent to employees.
The breakdown is as follows:

	Year ended December 31,
	2023	2024	2025
	(in thousands)
Cost of revenue	$131	$84	$20
Research and development	$2,019	$718	$761
Sales and marketing	$1,397	$946	$494
General and administrative	$3,557	$2,342	$1,736
Total	$7,104	$4,090	$3,011
Restricted share awards and warrants give the right to acquire ordinary shares. The exercise price for warrants is based on the closing market price on the effective date of grant. There is no exercise price for restricted share awards; the beneficiary receives title to the underlying ordinary shares with no cash payment at the end of the vesting period. In general, the contractual life of the warrants is ten years. There are no cash settlement alternatives, and the Company has not developed a practice of cash settlement.
There have been no cancellations or modifications to any of the plans during the years ended December 31, 2023, 2024 or 2025.
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
From time to time, vesting of stock options and restricted shares may be linked to employee performance with different vesting periods.
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

	December 31,
	2023		2024		2025
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at January 1,	5,868,521	$1.51	6,811,814	$1.27	9,422,814	$0.82
Granted during the year	1,500,000	$0.54	3,520,912	$0.15	2,520,000	$0.15
Forfeited during the year	(111,887)	$1.70	(228,634)	$2.04	(85,580)	$1.08
Exercised during the year	—	$—	—	$—	—	$—
Expired during the year	(444,820)	$1.89	(681,278)	$1.49	(815,114)	$1.71
Outstanding at period end	6,811,814	$1.27	9,422,814	$0.82	11,042,120	$0.60
Of which, warrants for consultants equivalent to employees	724,288	$1.05	1,707,200	$0.57	1,667,120	$0.55
Exercisable at period end	5,420,965	$1.44	6,142,512	$1.17	8,009,667	$0.77
Of which, warrants for consultants equivalent to employees	438,739	$1.28	796,307	$0.92	1,154,967	$0.70
The following table illustrates the number of, and movements in, restricted shares awards (RSA) based on the number of ordinary shares (ADS equivalents are not presented) during the period:

	December 31,
	2023	2024	2025
Outstanding at January 1,	16,752,551	13,105,349	25,726,711
Granted during the year	2,640,460	21,432,152	3,580,000
Forfeited during the year	(686,092)	(3,807,502)	(1,388,638)
Vested during the year	(5,601,570)	(5,003,288)	(8,919,980)
Outstanding at period end	13,105,349	25,726,711	18,998,093
Exercise prices are denominated in U.S. dollars.
The weighted average remaining contractual life of stock options and warrants outstanding as December 31, 2025 was 4.8 years (2024: 3.1 years; 2023: 2.6 years).
The range of exercise prices per share for stock options and warrants outstanding at December 31, 2025 was $0.13 - $3.31, $0.13 - $3.31 at December 31, 2024 and $0.54—$3.31 at December 2023.
The weighted average fair value of stock options and warrants granted during the year ended December 31, 2025 was $0.07 (2024: $0.08; 2023: $0.27). The weighted average fair value of the restricted shares awards granted during the year ended December 31, 2025 was $0.13 (2024: $0.22; 2023: $0.66). The fair value is measured at the grant date. The following table lists the inputs to the models used for determining the value of the grants made for the years ended December 31, 2023, 2024 and 2025:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	December 31,
	2023	2024	2025
Dividend yield (%)	—	—	—
Expected volatility (%)	59	58 to 62	63
Risk–free interest rate (%)	2.5	4.35 to 4.75	3.97
Assumed annual lapse rate of awards (%)	20 for all except 2 for warrants and a limited group of beneficiaries	20 for all except 2 for warrants and a limited group of beneficiaries	15 for all except 2 for warrants and a limited group of beneficiaries
Sell price multiple (applied to exercise price)	2	2	2
Weighted average share price ($)	0.86	0.21	0.14
Model used	Binomial	Binomial	Binomial
For the years ended December 31, 2023, 2024 and 2025, the 6-year adjusted volatility of the Company has been used.
Stock options and warrants can be exercised during a period after the vesting date until the plan terminates. In the pricing model, the assumption was made that plan participants will exercise before the end of the exercise period if the share price reaches a certain multiple of the exercise price.
If a sell-price multiple of 3 instead of 2 had been used (no impact on the restricted shares) and if the weighted average share price used in the pricing model had been decreased by 10%, share-based payment total compensation for stock options, warrants and restricted shares awards granted through December 31, 2025 would have decreased by (3.61)% (2024: (9.14)%; 2023: (7.51)%).
The expected life of the stock options and warrants is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.
17. Interest-bearing loans and borrowings

		At December 31,
	Note	2023	2024	2025
		(in thousands)
Current
Convertible debt	17.1	52,278	—	56,422
Convertible debt embedded derivative	17.1	3	—	10,800
Unsecured related party loan	17.2	8,922	—	—
Interest-bearing receivables financing	17.3	9,544	3,742	—
Total current portion		$70,747	$3,742	$67,222
As of December 31, 2025, the Company had no non-current debt and no drawn or undrawn committed borrowing or overdraft facilities in place.

17.1. Convertible debt
Nokomis Capital L.LC
On August 16, 2019, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C. in the principal amount of $5.0 million (the "Nokomis Note"). The convertible note matured in August 2022 and was convertible, at the holder’s option, into the Company’s shares at a conversion rate of $1.03 per ordinary share ($103.00 per ADS at the current ratio). The 2019 note was an unsecured obligation of the Company. The note was not redeemable prior to maturity. The note’s accreted principal could be converted at any time after issuance until maturity, with adjustments for events like dilutive

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
issuances, dividends, or stock splits. Unconverted portions accrued 7% annual interest, paid in kind on each anniversary. Standard default events could make the principal and interest immediately due. In major transactions such as mergers or asset sales, holders could opt for cash repurchase or conversion of their notes. The note also included typical covenants, restricting the Company from pledging assets to third-party lenders except in limited cases while the notes were outstanding.
Effective March 20, 2020, the Nokomis Note was amended to grant the Company two options to extend the term of the note. Each option would give the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it was lower than the existing conversion price. On the first option exercise, the PIK would be adjusted to 9.5%, and the holder would be granted warrants for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK would be adjusted to 13.5%, and the holder would be granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. In consideration for entering into the amendments, the warrants that Nokomis owns previously and that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendment and expired in April 2024.
On August 15, 2022, the Nokomis Note arrived at maturity and the Company elected to exercise the first option of the amendment, to extend the maturity to August 16, 2023 in exchange for the issuance of 594,680 warrants (5,946 ADSs at the current ratio) to Nokomis at an exercise price of $1.03 per warrant ($103.00 per ADS at the current ratio). The expiration date of these warrants was August 15, 2025. In accordance with Article II of the amendment, the interest rate on the note increased to 9.5% per annum effective August 15, 2022. Conversion price of the debt was unchanged. This resulted in the extinguishment of the existing note and issuance of a new note for accounting purposes. The amended debt was accounted for as compound financial instruments with a liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and an embedded derivative, reflecting the value of the conversion option.
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
On August 15, 2023, the Nokomis Note arrived at its extended maturity and the Company elected to exercise its second option to extend the maturity to August 16, 2024 in exchange for the issuance of 1,244,820 warrants (12,448 ADSs at the current ratio) to Nokomis at an exercise price of $0.8092 per warrant ($80.92 per ADS at the current ratio) and to extend the term of the warrant issued in August 2022 by one year. The expiration date of both issues of warrants is August 15, 2026. In accordance with Article II of the amendment, the interest rate on the note increased to 13.5% per annum effective August 15, 2023. Conversion price of the debt was unchanged. This resulted in the extinguishment of the existing note and issuance of a new note for accounting purposes. The amended debt was accounted for as compound financial instruments with a liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and an embedded derivative, reflecting the value of the conversion option.
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
At December 31, 2023, the recalculated fair value of the Nokomis embedded derivatives was $3,000 and the change of the fair value of $1,244,000 for the year ended December 31, 2023 was recorded in the Consolidated Statement of Operations.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Lynrock Lake Master Fund LP
On April 9, 2021, the Company entered into a convertible note agreement with Lynrock Lake Master Fund LP in the principal amount of $40.0 million (the "Lynrock Lake Note"). The Lynrock Lake Note matured in April 2024 and was convertible, at the holder’s option, into the Company’s shares at a conversion rate of $1.915 per ordinary share (representing $191.50 per ADS at the current ratio), subject to a 9.9% ownership limit for Lynrock Lake. The Lynrock Lake Note earned interest annually at an interest rate of 5.0625% for cash payments or 6% for payment in kind accruals. The Company retained an option to call the Lynrock Lake Note under certain circumstances after 12 months, either in full or in part. If a change of control occurred at any time prior to the payment of the note in full, Lynrock Lake Master Fund LP would have the right, in its sole discretion, to require the Company to convert or redeem all of the outstanding principal amount (including accrued interest and unpaid interest). In the event that the note was not converted and the Company did not repay the amount due on the maturity date, the interest rate automatically increased to 8% beginning April 10, 2024.
The Lynrock Lake Note was accounted for as compound financial instruments with a liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and an embedded derivative, reflecting the value of the conversion option. The initial fair value of the notes was split between these two components.
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
At December 31, 2023, the recalculated fair value of the Lynrock Lake Note embedded derivatives was zero and the change of the fair value of $1,956,000 for the year ended December 31, 2023 was recorded in the Consolidated Statement of Operations.
Standstill and redemption of Nokomis and Lynrock Lake Notes
On April 9, 2024, the Company secured standstill agreements from both convertible debt holders with respect to the convertible debt maturing in April 2024. The agreements granted an initial standstill period until April 26, 2024 that was extended until September 30, 2024.
This resulted in the extinguishment of the existing notes and issuance of a new notes for accounting purposes. The amended debts were accounted for as compound financial instruments with a liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and an embedded derivative, reflecting he value of the conversion option.
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
Hudson Bay et al
On June 22, 2025, we entered into a secured convertible debenture purchase agreement with five institutional and accredited investors (the “Hudson Bay et al Notes”), pursuant to which we agreed to issue to secured convertible debentures (the “secured

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
convertible debentures”) in a principal amount of $189 million with warrants (the "2025 warrants") to purchase up to 2,024,999 ADS at $14.00 per ADS at the current ratio. The transaction was finalized on July 7, 2025. The secured convertible debentures are convertible into ordinary shares or pre-funded warrants at the option of a debenture purchaser at any time at a conversion price of $21.00 per ADS at the current ratio. From and after the first anniversary date of the date the secured convertible debentures are issued ("issuance date") until, but not including, the second anniversary date of the issuance date, interest shall accrue on the outstanding principal balance of the secured convertible debentures at an annual rate equal to 6.0%, and from and after the second anniversary date of the issuance date, interest shall accrue on the outstanding principal balance of the secured convertible debentures at an annual rate equal to 8.0%.
The Hudson Bay et al Notes were accounted for as compound financial instruments with a liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and an embedded derivative, reflecting both the value of the conversion option and the 2025 warrants. The initial fair value of the notes was split between these three components.
The fair value of the liability component on the issuance date represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The embedded derivative of the Hudson Bay et al Notes was valued using the Geometric Brownian Motion framework relying on Monte-Carlo simulations. The significant inputs used in the valuation of the convertible debt components included:
•the risk‑free interest rate of 3.8% based on government bond yields with a maturity consistent with the expected life of the instrument;
•the credit spread applied to determine the discount rate for the debt host derived to be 23.1%;
•the expected volatility of the underlying equity instrument of 106%;
•the expected term of the convertible instrument, taking into account the investor put right on January 7, 2027 and the issuer redemption right if the market price is above 130% or below 40% of the conversion price;
•cash flows from the interest payments based on coupons of 0% for the first year, 6% for year two, 8% thereafter until maturity;
•the share price at the valuation date ($14.30 at the current ADS ratio); and
•the $21.00 conversion price specified in the contractual arrangement, with potential adjustment of the conversion price to the higher of (i) $1.40 and (ii) 120% of the average VWAP over the five trading days immediately preceding the reset date of April 25, 2026.

On July 7, 2025, the initial fair value of the embedded derivative of the notes was calculated to be $67,000,000 and the embedded derivative related to the 2025 warrants issued was calculated to be $6,200,000. The change in fair value is remeasured and recorded as financial income or loss at each Statement of Financial Position date. After the value of the embedded derivative and attached 2025 warrants was established, the value the liability components of the note on issuance resulted in rate of interest of 26.9% (30.9% after taking into account transaction costs) as the effective market rate of interest.
On October 27, 2025, the secured convertible debenture purchase agreement was amended to allow the Company to repurchase 50% of the secured convertible debentures at their face value plus a 6.5% premium. The repurchase of the secured convertible debentures for $100.6 million was completed on November 10, 2025. The change in the liability component before and after the repurchase was recorded for a loss of $29,394,000 in the Consolidated Statement of Operations in "Gain (loss) on debt extinguishment" and the change in fair value of $36,000,000 was recorded as financial income in the Consolidated Statement of Operations. At December 31, 2025, the recalculated fair value of the remaining embedded derivative was a total of $10,800,000

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
and the change in fair value of $6,600,000 was recorded as financial income in the Consolidated Statement of Operations. At December 31, 2025, the 2025 warrants had expired and the reduction in the value was recorded as a gain of $2,400,000.
On February 10, 2026, the secured convertible debenture purchase agreement was further amended to allow the Company to repurchase the remaining 50% of the secured convertible debenture at their face value by June 1, 2026. Consequently, the convertible debt and related embedded derivative have been classified as current liabilities on the balance sheet.
From the February 10 to April 23, 2026, the Company redeemed in several increments a total of $50,798,000.The liability component will be recalculated before and after each repurchase date and the change will be recorded in the Consolidated Statement of Operations in "Gain (loss) on debt extinguishment", and the change in fair value of the embedded derivative will be remeasured at each repurchase date, and recorded as financial income in the Consolidated Statement of Operations.

17.2. Unsecured related party loan
In 2023, Renesas Electronics Corporation ("Renesas") was a minority shareholder of the Company and had a representative on the Company's board of directors. On November 8, 2023, in connection with contemplated acquisition of the Company by Renesas that was in process at the time (subsequently terminated in February 2024), the Company entered into a Security Purchase Agreement with Renesas Electronics America ("Renesas America") whereby Renesas America agreed to the issuance of an unsecured subordinated note (the “Note”) in an aggregate principal amount of $6.0 million, at a stated rate of interest of 9.5% per annum. The principal amount and any accrued interest on the Note was due on the earliest to occur of (i) the written demand by the holder of the Note for repayment after the successful consummation of the offer by Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany and a direct wholly owned subsidiary of Renesas, to acquire all of the Company’s outstanding ordinary shares, nominal value €0.01 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs”) and Ordinary Shares issuable upon the exercise or conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares of the Company, for $0.7575 per Ordinary Share and $75.75 per ADS at the current ratio (the “Tender Offer”), (ii) 90 days after the termination of the Tender Offer (other than by reason of successful completion thereof), (iii) 90 days after the termination of the Memorandum of Understanding (the "MoU), dated as of August 4, 2023, by and between Renesas and the Company, and (iv) the date a Company Termination Fee (as defined in the MoU) was payable under the MoU.
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
On April 22, 2024, the Company issued an Unsecured Promissory Note with a principal amount of $5,000,000 to 272 Capital Master Fund, Ltd., an investment fund shareholder of the Company also managed by a member of the Company's board of directors. The transaction closed on April 24, 2024. The Note bore paid-in kind interest at a rate of 12.0% per annum, compounded annually, with a guaranteed return of 40.0%. The Note was to mature on the earlier of April 22, 2025, or one day prior to the earliest extended maturity date of the Company’s existing convertible debt held by Lynrock Lake and Nokomis and subordinated notes held by Renesas.
In April, 2024, the Company secured a standstill agreement from Renesas. The agreement granted an initial standstill period until April 26, 2024 which was then extended until September 30, 2024. The change in the liability before and after the extension was recorded for a gain of $294,000 in the Consolidated Statement of Operations in "Debt amendments".
In October 2024, the Company repaid the loans with accrued interest. $19,266,000 was repaid to Renesas ($18,000,000 in principal and $1,266,000 as accrued interest) and $7,000,000 ($5,000,000 in principal and $2,000,000 as accrued interest) to 272 Capital master Fund, Ltd. No repayments of principal occurred during the year ended December 31, 2023.
Interest expense related to the Notes recorded during the year ended December 31, 2024 amounted to $3,791,000 ($127,000 in the year ended December 31, 2023).

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
17.3. Interest-bearing financing of receivables
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from product sales to qualifying customers, up to the amount covered by the Company's credit insurance per customer. In July 2017, the Company signed an amendment to the initial agreement to include limited financing of accounts receivable from service sales of $800,000. The Company transferred to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company paid a commission on the face value of the accounts receivable submitted and interest at SOFR 3 months USD +2%. In the event that the customer did not pay the invoice within 60 days of the due date, the receivable was excluded from the line of credit, and recovery became the Company’s responsibility. At December 31, 2024, $3,079,000 ($2,531,000 at December 31, 2023) had been drawn on the line of credit and recorded as a current borrowing. On November 27, 2024, the Company informed the French financial institution that it terminated the factoring agreement which was up for renewal on March 2, 2025. All remaining outstanding amounts due under the facility were paid in the first quarter of 2025.
Between 2022 and 2024, the Company financed its French research tax credits as they were earned. At December 31, 2023 and 2024, the amount financed was $3,369,000 and $663,000, respectively, recorded as current liabilities. In January 2025, the company decided to terminate the agreement to finance the 2024 research tax credit and the amount financed was reimbursed in February 2025. The effective interest rate of 19.80% in 2024 and 1.46% in 2023 included expenses related to the financing. No portion of the 2025 research tax credit was financed.
At each of December 31, 2025, 2024 and 2023, retention from the financings for the years from 2020 to 2023 was recorded in other receivables. An amount of $118,000 is expected to be recovered in 2026 and is recorded in current other receivables. An amount of $397,000 is expected to be recovered from 2027 to 2029 and is recorded in long-term receivables.

18. Lease liabilities
The table below present the carrying amounts of lease liabilities and the movements during the period:

	Lease liabilities	Current	Non-current
	(In thousands)
As at January 1, 2023	$3,569	$1,291	$2,278
Additions	767
Disposals	(414)
Interests expense	479
Foreign exchange loss (gain)	36
Payments	(1,321)
As at December 31, 2023	$3,116	$1,471	$1,645
Additions	462
Disposals	(706)
Interests expense	321
Foreign exchange loss (gain)	87
Payments	(1,508)
As at December 31, 2024	$1,772	$1,439	$333
Additions	1,255
Disposals	(302)
Interests expense	229
Foreign exchange loss (gain)	463
Payments	(1,591)
As at December 31, 2025	$1,826	$601	$1,225
Identified lease contracts mainly relate to real-estate rental agreements. In 2025, the new lease liabilities were discounted at an incremental borrowing rate of 28.3%.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
The rental charges relating to short-term and low value leases remained classified as operating expenses in the Consolidated Statements of Operations and amounted to $1,434,000 for the year ended December 31, 2025 ($1,737,000 and $1,559,000 for the years ended December 31, 2024 and 2023, respectively).

19. Government grant advances and loans

		December 31,
	Note	2023	2024	2025
		(in thousands)
Current
Government grant advances	19.1	$708	$631	$1,364
Research project financing	19.2	1,518	3,549	2,945
Government loans	19.3	1,727	1,299	734
Accrued interest	19.2	653	385	244
Total current portion		$4,606	$5,864	$5,287
Non-current
Government grant advances	19.1	$328	$676	$564
Research project financing	19.2	259	4,417	2,627
Government loans	19.3	173	616	—
Accrued interest	19.2	2,496	576	106
Total non-current portion		$3,256	$6,285	$3,297

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
19.1. Government grant advances

In 2025, the Company was named as a participant in one new collaborative project with grant funding of €465,000 ($528,000 using the exchange rate of the grant dates) which is expected to be released to the Consolidated Statement of Operations over the life of the project, estimated to be approximately three years. Prior the acquisition by the Company, ACP had been awarded three collaborative projects with grant funding of CHF2,573,000 ($2,818,000 using the exchange rate of the acquisition date).

In 2024, the Company was named as a participant in one new collaborative project with combined funding of €907,000 ($989,000 using the exchange rate of the grant date) which is expected to be released to the Consolidated Statement of Operations over the life of the project, estimated to be approximately three years.

In 2023, the Company was named as a participant in one new collaborative project with combined funding of €428,000 ($436,000 using the exchange rate of the grant date) which is expected to be released to the Consolidated Statement of Operations over the life of the project, estimated to be approximately three years.

19.2. Research project financing

In October 2014, Bpifrance, one of the Company’s shareholders and the financial agency of the French government, provided funding to the Company in the context of a long-term research project, estimated to be completed over a 3-year period. In December 2016, Bpifrance and the Company signed an amendment to extend the period from three to four years. The total funding amounted to €6,967,000 ($8,988,000 using the exchange rate of the funding dates) with a portion in the form of a grant (€2,957,000 or $3,815,000) and a portion in the form of a forgivable loan (€4,010,000 or $5,173,000). The funding was paid in three installments, the last of which was received in 2019 for €992,000 ($1,126,000 using the exchange rate of the payment date). The grant was recognized as a reduction of research and development expense when corresponding expense was

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
incurred. The forgivable loan advance will be repaid from March 31, 2019 to January 2, 2025 of which €679,000 ($712,000 using the exchange rate of the payment date) in principal and interests was paid in 2025 (€1,130,000, or $1,250,000 in 2024; €870,000, or $939,000, in 2023), and bears interests at a 1.53% fixed contractual rate. The difference between the amount of grant received and the present value amounted to a reduction of $115,000 in the debt carrying value, with such difference being amortized over the contract period. If the sales of the product developed under this program are in excess of €350 million ($411 million using the exchange rate as of December 31, 2025) during a period of three years, then the Company shall pay for three consecutive years after the date of the termination of the reimbursement, a bonus to Bpifrance of 1% of annual revenues generated by products issued from the project (up to a maximum of €350,000,000 or $411,250,000 over a period of ten years ending with the fiscal year 2026). The Company doesn’t expect to make any such bonus payment to BPI as the underlying product financed is a product now at the end of its life and has not generated the minimum level of revenues to trigger the bonus.
In 2022, the Company received funding for one project of €309,000 ($316,000 using the exchange rate of the funding date) as a grant and €473,000 ($507,000 using the exchange rate of the funding date) as a reimbursable loan. The payment was received in March 2023. The forgivable loan advance will be repaid from January 2024 to September 2027 of which €125,000 ($139,000 using the exchange rate of the payment dates) in principal and interests was paid in 2025 (€60,000, or $66,000 in 2024).
In 2023, Bpifrance provided funding to the Company for a new long-term research project of €428,000 ($503,000 using the exchange rate at the closing date) as a grant and €142,000 ($167,000 using the exchange rate at the closing date) as a forgivable loan. The funding is paid in four installments. The first installment was received in March 2023 and amounted to €36,000 ($38,000 using the exchange rate of the funding date), the second installment was received in November 2024 and amounted to €63,000 ($69,000 using the exchange rate of the funding date) and the third installment was received in April 2025 and amounted to €21,000 ($22,000 using the exchange rate of the funding date).
In March 2024, Bpifrance provided funding to the Company in the context of a long-term research project (5G eRedCap project) as part of the France 2030 initiative to support the development of technologies deemed to be strategically important to the national interest. The project is estimated to be completed over a 3-year period. The total funding amounted to €10,888,000 ($11,838,000 using the exchange rate of the grant date) with a portion in the form of a grant (€7,451,000 or $8,101,000) and a portion in the form of a forgivable loan (€3,437,000 or $3,737,000). The funding will be paid in four installments, the first of which was received in April 2024 for €1,863,000 ($2,025,000 using the exchange rate of the funding date) as grant and €859,000 ($934,000 using the exchange rate of the payment date) as forgivable loan. The second installment was received in June 2025 for €2,718,000 ($3,066,000 using the exchange rate of the funding date) as grant and €1,001,000 ($1,129,000 using the exchange rate of the payment date) as forgivable loan. The grant was recognized as a reduction of research and development expense when corresponding expense was incurred. The forgivable loan advance would be repaid initially from March 31, 2028 to January 31, 2031. In 2025, the Company reached an agreement with Bpifrance to reschedule repayments from September 30, 2028 to June 30, 2032. The change in the liability before and after the extension was recorded for a gain of $46,000 in the Consolidated Statement of Operations in "Gain (loss) on debt extinguishment". The forgivable loan bears interests at a 5.07% fixed contractual rate. The difference between the amount of forgivable loan received and the present value amounted to a reduction of $1,262,000 in the debt carrying value, with such difference being amortized over the contract period.
The accrued interest of $104,000 was recorded as of December 31, 2025 ($556,000 as of December 2024 and $712,000 as of December 31, 2023) at an estimated market rate in a range from 20.9% to 22.0%.

19.3. Government loans
On April 30, 2020, the Company finalized €5 million of French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan. The French loan is unsecured. The original five year repayment schedule agreed to in May 2020 was extended in April 2021 with only interest payable from August 2021 to May 2022. The repayments of principal are scheduled to occur from August 2022 until May 2026. Following the introduction of the French Conciliation procedure, the Company reached an agreement with BPI to reschedule repayments on French loan until after the end of the French Conciliation procedure in September 30, 2024. The change in the liability before and after the extension was recorded for a gain of $38,000 in the Consolidated Statement of Operations in "Gain (loss) on debt extinguishment".
As of December 31, 2025, $979,000 has been classified as current.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

20. Provisions

	Post- employment benefits	Other provisions	Total	Current	Non current
	(in thousands)
At January 1, 2023	$705	$1,568	$2,273	$77	$2,196
Arising (released) during the year	107	257	364	—	—
Released (used) during the year	(48)	(76)	(124)	—	—
Released (unused) during the year	—	(291)	(291)	—	—
At December 31, 2023	764	1,458	2,222	—	2,222
Arising (released) during the year	132	927	1,059	—	—
Released (used) during the year	—	—	—	—	—
Released (unused) during the year	(268)	(850)	(1,118)	—	—
At December 31, 2024	628	1,535	2,163	763	1,400
Arising (released) during the year	477	1,434	1,911	—	—
ACP retirement provision at acquisition date	593	—	593	—	—
Released (used) during the year	—	(333)	(333)	—	—
Released (unused) during the year	(417)	(351)	(768)	—	—
At December 31, 2025	$1,281	$2,285	$3,566	$1,454	$2,112
Post-employment benefits
The provision for post-employment benefits is for the defined benefit retirement indemnity required to be paid to French and Swiss employees if they retire as a Company employee. Following the acquisition of ACP (see Note 3), the opening balance of the provision for post-employment benefits was recognized in accordance with the purchase accounting requirements, reflecting the estimated present value of ACP’s obligations as of the acquisition date. This balance was determined based on ACP’s historical actuarial assumptions.
The amount for the French plan (service and finance cost) in 2025 was an income of $19,000 (2024: expenses of $61,000 and 2023: income of $13,000). The comprehensive income (loss) for 2025 includes $30,000 of actuarial gain (actuarial losses of $39,000 in 2024 and $46,000 in 2023. One employee retired in 2023 and no employee retired in either 2025 or 2024.
In 2024, following the transfer of French employees to Qualcomm on October 1, 2024, the related provision for the retirement indemnity of $237,000 was released and has been recognized as part of the gain on sale of the assets.
The main assumptions used in the calculation of the French post-employment benefits are the following:

	2023	2024	2025
Discount rate	3.20%	3.35%	3.50%
Salary increase	Between 1.5% and 3.5%	Between 1.5% and 3.5%	Between 1.5% and 3.5%
Retirement age	65-67years	65-67 years	65-67 years
Turnover: depending on the seniority	Decrease by age from 2% for directors, Vice presidents and managers and from 20% for other employees. 0% for executive team	Decrease by age from 2% for directors, Vice presidents and managers and from 20% for other employees. 0% for executive team	Decrease by age from 2% for directors, Vice presidents and managers and from 20% for other employees. 0% for executive team
In Switzerland, employers are obliged to provide a minimum defined benefit pension plan for the employees. Funding is granted there by means of defined savings contributions on individual retirement assets implementing a guaranteed interest rate (1.00% for 2017-2023 and 1.25% for 2024-2026) and a fixed conversion rate for old age pensions of the retirement asset (6.8% at the age of 65 years). The plans are financed by contributions of both employees and employer. Contributions are defined by

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
the plan regulations and cannot be decreased without amending the plan regulations. In mandatory pension funds the employer has to pay at least as much as the employees, which is the case for the Company. Swiss second-pillar pension plans generally do not foresee reimbursement rights. Contributions are made to a separately administered fund that is not managed by the Company.
Vested benefit lump sums have to be paid to leaving employees in order to preserve their individual asset for retirement in another pension plan. Lump sums from previous pension plans must be brought into the pension fund whenever a new employee joins the pension plan. Therefore, asset and liability transfer among Swiss pension funds should be taken into account to guarantee a fair projection of future liabilities or assets.
The main assumptions used in the calculation of the Swiss post-employment benefits are the following:

2025
Discount rate (DR)	1.30%
Interest rate (IR) for projecting savings capital	1.75%
Long-term expected rate of salary increase (SI)	1.50%
Rate of pension increase (PI)	0.00%
Long-term expected inflation rate (social security increase rate)	1.00%
Long term rate of mortality improvement (LTR)	1.25%
Capital option upon retirement	30.00%
Technical bases	BVG/LPP 2020 Generation Tables
Probability of disability	85% BVG/LPP 2020
Model for the mortality projection	CMI 2023
Plan Assets at Fair Value for Switzerland are:

	2025
Cash and cash equivalents	$100,361	CHF	79,557
Equity instruments	1,522,154	1,206,622
Debt Instruments (eg. Bonds)	1,296,339	1,027,617
Real estate	723,441	573,477
Others	539,444	427,621
Total plan assets as at December 31	$4,181,739	CHF	3,314,894
Reconciliation of defined benefit obligation

	2025
Defined benefit obligation at Dec. 31	$4,348,071	CHF	3,939,184
Interest expense on defined benefit obligation	46,230	38,355
Current service cost (employer)	180,842	150,038
Contributions by plan participants	172,442	143,069
Benefits (paid) / deposited	(603,125)	(500,391)
Administration cost (excl. cost for managing plan assets)	2,374	1,970
Actuarial (gain) / loss on defined benefit obligation	(131,148)	(108,809)
Foreign exchange impact	605,713	—
Defined benefit liability at Dec. 31	$4,621,399	CHF	3,663,416
Reconciliation of fair value of plan assets:

	2025
Fair value of plan assets at Jan. 1	$3,750,460	CHF	3,397,771
Interest income on the plan assets	39,662	32,906

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

Contribution by the employer	172,442	143,069
Contribution by plan participants	172,442	143,069
Benefits (paid) / deposited	(603,125)	(500,391)
Return on plan assets excl. interest income	118,687	98,470
Foreign exchange impact	531,171	—
Fair value of plan assets at Dec. 31	$4,181,739	CHF	3,314,894
Sensitivity analysis (DBO = Defined benefit obligation, SC = Service cost employer):

Assumption Change	Impact on DBO in 2025
DBO at 31.12. with DR -0.25%	$5,180,090	CHF	4,106,294
DBO at 31.12. with DR +0.25%	$4,775,428	CHF	3,785,516
DBO at 31.12. with IR -0.25%	$4,880,901	CHF	3,869,125
DBO at 31.12. with IR +0.25%	$5,060,497	CHF	4,011,492
DBO at 31.12. with SI -0.25%	$4,941,068	CHF	3,916,820
DBO at 31.12. with SI +0.25%	$5,000,890	CHF	3,964,241
DBO at 31.12. with life expectancy +1 year	$5,038,947	CHF	3,994,409
DBO at 31.12. with life expectancy -1 year	$4,899,515	CHF	3,883,880
DBO at 31.12. with PI -0.25%	$4,876,804	CHF	3,865,877
DBO at 31.12. with PI +0.25%	$5,066,615	CHF	4,016,342
SC of next year with DR +0.25% 138'072 127'117	$174,178	CHF	138,072
SC of next year with IR +0.25% 155'262 142'156	$195,863	CHF	155,262
The expected amount of contributions to be made in 2026 is CHF115,985 or $148,229.
Other provisions
At December 31, 2023, 2024 and 2025, “Other provisions” include primarily estimated royalty payments assessed on sales of modules to holders of patents which may be deemed as essential under the requirements of the LTE standard. The royalty provision is based on management’s judgment, taking into consideration the published royalty rates, various legal decisions, articles, reports and industry discussions on the subject which were available, and is recorded in the cost of product revenue. The Company’s modules are considered as final products incorporating the full LTE function, and therefore may have royalties assessed on their sale; no royalties are accrued on the sales of chips as the full LTE functionality is not included in the chip and it is not current industry practice to license standard-essential patents at the component level.
At December 31, 2025, "Other provisions" also included a provision of $620,000 related to potential adjustments to government funding following an audit completed in 2025.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

21. Trade payables, other current liabilities and current contract liabilities

	At December 31,
	2023	2024	2025
	(in thousands)
Trade payables	$16,281	$6,106	$10,081
Other current liabilities:
Employees and social debts	7,383	8,146	6,260
Provisions	—	763	1,454
Advance payments from customers	311	141	483
Others	1,205	2,124	2,887
Total other current liabilities	$8,899	$11,174	$11,084
Contract liabilities:
License and services agreement (See Note 22)	5,485	10,712	6,514
Deferred revenue	367	309	710
	$5,852	$11,021	$7,224
Terms and conditions of the above liabilities:
•Trade payables are non-interest bearing and are generally settled on 30-day terms.
•Other current liabilities, primarily accrued compensation and related social charges, are non-interest bearing.
•Certain upfront payments received from strategic partners are deemed to include a financing component, and as such, bear interest.
Trade payables
Trade payables at December 31, 2023 included two significant non-recurring items:
•In the year ended December 31, 2022, the Company contracted a long-term supplier payable related to the acquisition of certain intangible assets. As of December 31, 2023, $1,587,000 remained and was included in current trade payables.
•In January 2020, the Company entered into an agreement with a technology company based in Israel to transfer a team of engineers to the Company for the purpose of accelerating 5G new product development; $1,430,000 was payable under this agreement and was paid in October 2024. This amount was discounted and as of December 31, 2023, $1,288,000 was included in current trade payables and the Company recorded interest expense associated with this amount each reporting period.
Contract liabilities and deferred revenue
In December 2020, the Company signed a 5G technology access and license agreement with a strategic partner for an amount of $4,500,000. The agreement provided for an upfront payment which was received in January 2021. In the year ended December 31, 2024, the Company recognized the final revenues under the agreement for an amount of $314,000 ($571,000 in 2023). At December 31, 2025 and 2024, no contract liability remained (December 31, 2023: $245,000 as current portion).
In August 2022, the Company signed a 5G license agreement with another strategic partner for an amount of up to $60,000,000, to be paid over three years, to manufacture and sell the 5G chipset in China as well as the right to create derivative products based on the licensed technology that may be sold in China if a minor derivative and worldwide if a major derivative. In the year ended December 31, 2024, the Company recognized license fee revenues for an amount of $2,500,000 ($18,750,000 in 2023). At December 31, 2023, the net remaining contract liability of $2,500,000 was presented on the Statement of Financial Position as current contract liabilities. On May 31, 2024, the Company and the strategic partner mutually agreed to terminate the agreement. They have acknowledged that all payments owing under the agreement have been paid in full and that no

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
additional payments, fees or other compensation are owing or payable by one party to the other party in connection with this termination.
In October 2023, the Company signed with the first strategic partner an additional amendment related to the purchase of product with advance payment of $3,150,000. In the year ended December 31, 2023, $420,000 product revenues were recognized as a result of product deliveries (no revenues recognized in 2024 or 2025). At December 31, 2025, 2024 and 2023, a $2,730,000 contract liability remained and was presented on the Statement of Financial Position as a current liability. The Company does not expect to settle this amount until the Company's claims against this strategic partner on another matter are resolved.
On September 30, 2024, the Company licensed to Qualcomm its 5G broadband platform, which was approximately 75% developed and is licensed “as is” with no obligation to make any improvements. The license gives Qualcomm the right to use the IP to design their own products, manufacture and sell. The license amounted to $20,000,000. License revenue is recognized upon delivery of the technology packages to Qualcomm. In the year ended December 31, 2024, the Company recognized license fee revenues for an amount $12,139,000 for the technology packages delivered in by December 31, 2024. At December 31, 2024, the net remaining contract liability of $7,861,000 was presented on the Statement of Financial Position as current contract liabilities and was recognized as revenue in 2025.
At December 31, 2025, contract liabilities includes $2,571,000 related to a manufacturing supply agreement for products to be delivered in 2026.
The balance of contract liabilities at December 31, 2024 and 2025 comes from a number of small services contracts with several different customers.
Deferred revenue is primarily related to maintenance services and, at December 31, 2025, to a license fee invoiced but not yet recognized in revenue. At December 31, 2023, 2024 and 2025, deferred revenue totaled $367,000 (recognized in 2024), $309,000 (recognized in 2025) and $710,000 (expected to be recognized during 2026), respectively.

22. Other non-current liabilities

	At December 31,
	2023	2024	2025
	(in thousands)
Trade payables	$—	$—	$376
ACP contingent purchase price payable	—	—	984
Deferred tax liabilities	264	173	129
Contract liabilities:
License and services agreement	—	809	3,157
Total contract liabilities	—	809	3,157

At December 31, 2025, trade payables included the non-current payable related to acquisition of certain intangible assets.
ACP contingent purchase price payable is the estimated earn-out due to former ACP shareholders based on the future financial performance of the acquired entity through December 31, 2026 and payable in 2027.
At December 31, 2025, the Company recognized a net deferred tax liability of $129,000 ($173,000 and $264,000 at December 31, 2024 and 2023, respectively) related to origination and reversal of timing differences of Sequans Communication Ltd.
On June 27, 2025, the Company signed a manufacturing services agreement with on customer based in China for a total amount of $3,000,000 which was received in November 2025, with which the Company acquired a production mask set. The Company determined that this agreement includes a financing component related to the upfront payment, which will result in the recognition of interest expense over a portion of the term of the agreement. In the year ended December 31, 2025, the Company recognized revenues for an amount of $43,000 as result of product manufactured delivered in the period and $604,000 as interest expenses on the upfront payment. At December 31, 2025, the net remaining contract liability of $3,561,000 was presented on the Statement of Financial Position as current contract liabilities for $1,104,000 and as non-current liabilities for $2,457,000. The mask set was recorded in prepaid expenses and will be amortized over estimated volume shipments. At December 31, 2025, $2,751,000 remained in prepaid expenses ($538,000 in current and $2,213,000 in non-current).
On September 30, 2024, The Company signed a license with Qualcomm covering all patents Sequans has ever filed, and any future patents Sequans files through 30 June 2026., for an amount of $960,000.The revenue is recognized over the remaining

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
life of each patent as Sequans has the contractual obligation to maintain the patents. In the year ended December 31, 2025, the Company recognized license fee revenues for an amount $232,000 (in 2024: $30,000). At December 31, 2025, the net remaining contract liability of $809,000 (at December 31, 2024: $930,000) was presented on the Statement of Financial Position as current contract liabilities for $108,000 and as non-current liabilities for $701,000.

23. Information about financial instruments

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

23.1. Financial assets and liabilities

	Carrying amount			Fair value
	December 31,			December 31,
	2023	2024	2025	2023	2024	2025
	(in thousands)
Financial assets:
Trade and other receivables
Trade receivables and contract assets	$8,612	$4,931	$3,376	$8,612	$4,931	$3,376
Deposits and other receivables
Deposits	431	383	434	431	383	434
Other financial assets
Long-term investments	360	353	409	360	353	409
Financial instruments at fair value through other comprehensive income
Cash flow hedges	74	—	16	74	—	16
Cash, cash equivalents and short-term investments	5,705	62,093	13,386	5,705	62,093	13,386
Total financial assets	$15,182	$67,760	$17,621	$15,182	$67,760	$17,621
Total current	$14,391	$67,024	$16,778	$14,391	$67,024	$16,778
Total non-current	$791	$736	$843	$791	$736	$843
Financial liabilities:
Lease liability	3,116	1,772	1,826	3,116	1,772	1,826
Interest-bearing loans and borrowings:
Interest-bearing receivables financing	9,544	3,742	—	9,544	3,742	—
Convertible debt	52,278	—	56,422	52,111	—	56,422
Unsecured related party loan	8,922	—	—	8,922	—	—
Government loans	5,815	2,419	979	5,815	2,419	979
Research project financing	2,489	8,403	5,679	2,489	8,403	5,679
Convertible debt embedded derivative	3	—	10,800	3	—	10,800
Trade and other payables (current and non current)	16,281	6,106	10,457	16,281	6,106	10,457
Contingent consideration liability	—	—	984	—	—	984
Financial instruments at fair value through other comprehensive income
Cash flow hedges	—	106	—	—	106	—
Total financial liabilities	$98,448	$22,548	$87,147	$98,281	$22,548	$87,147
Total current	$92,484	$16,682	$81,828	$92,317	$16,682	$81,828
Total non-current	$4,486	$5,866	$5,319	$4,486	$5,866	$5,319
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
•Long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $360,000, $353,000 and $409,000 at December 31, 2023, 2024 and 2025, respectively. The carrying amounts approximate fair value measured based on significant observable input (Level 2).
•Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that the Company would pay or receive to settle the related agreements, by reference to published exchange rates (Level 2).
•At December 31, 2023, fair value of the debt components of convertibles notes was calculated using the effective interest rate of the unsecured related party loan issued in November 2023 and amounted to $52,111,111.
•At December 31, 2025, the carrying amount of the debt component of the convertible note approximates fair value because the note was issued in July 2025 and there is not a material difference in the effective interest rate since issuance.
•As described under Note 17.1, the fair value of the embedded derivative related to the convertible debt is recalculated at the end of each reporting period. The fair value measured is based on significant unobservable input (Level 3).
•Interest-bearing receivable financing, government loans and research project financing: carrying amounts approximate fair value.
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
As at December 31, 2024, the Company held the following financial instruments carried at fair value on the statement of financial position:

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Assets measured at fair value

	At December 31,
	2024	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	$353	—	$353	—
Liabilities measured at fair value

	At December 31,
	2024	Level 1	Level 2	Level 3
	(in thousands)
Cash flow hedge	106	—	106	—
As of December 31, 2025, the Company held the following financial instruments carried at fair value on the statement of financial position:
Assets measured at fair value

	At December 31,
	2025	Level 1	Level 2	Level 3
	(in thousands)
Long-term investments	409	—	409	—
Financial instruments at fair value through other comprehensive income:
Cash flow hedge	16	—	16	—
Liabilities measured at fair value

	At December 31,
	2025	Level 1	Level 2	Level 3
	(in thousands)
Convertible debt embedded derivative	10,800	—		10,800

The fair value of the convertible debt embedded derivative is estimated using a model that relies heavily on the expected volatility of the underlying asset. Changes in volatility can significantly impact the fair value measurement.

Management conducted a sensitivity analysis showing that a 5% increase in the volatility rate used would increase the derivative’s fair value by about $500,000 (or 4.6%) and a 5% decrease in the volatility rate would decrease the derivative's fair value by about $800,000 (or 7.4%) assuming all other factors remain unchanged. The asymmetric impact of the changes reflects the deep out-of-the-money of the conversion option at December 31, 2025.  The volatility rate used of 140.6% is based on historical and implied data and is reviewed regularly to reflect market conditions.

Because future volatility is uncertain, the fair value of the embedded derivative may vary considerably over time. Management monitors market trends and updates assumptions as needed.

23.2. Financial instruments at fair value
The Company uses financial instruments, including derivatives such as foreign currency forward to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.
The following tables present fair values of foreign currency derivative financial instruments at December 31, 2025, 2024 and 2023.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)

	At December 31, 2023
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S dollars)	€2,000	$74
Options (buy euros, sell U.S. dollars)	—	—
Total	€2,000	$74

	At December 31, 2024
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€3,000	$(106)
Options (buy euros, sell U.S. dollars)	—	—
Total	€3,000	$(106)

	At December 31, 2025
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€3,000	$16
Options (buy euros, sell U.S. dollars)	—	—
Total	€3,000	$16
The fair value of foreign currency related derivatives is included in the Consolidated Statement of Financial Position in "Other receivables" at December 31, 2025 and 2023 and in 'Other current liabilities" at December 31, 2024. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.
During the year ended December 31, 2025, the Company recorded a gain of $113,000 (losses of $183,000 and $76,000 for the years ended December 31, 2024 and 2023, respectively) in other comprehensive income (loss) related to the effective portion of the change in fair value of its cash flow hedges. During the years ended December 31, 2024 and 2023, the amount reclassified from other comprehensive income to Consolidated Statement of Operations was gains of $44,000 and $139,000, respectively and a loss of $102,000 during the year ended December 31, 2025.
There was no ineffective portion of hedging instruments in the years ended December 31, 2023, 2024 and 2025.
The derivatives have maturity dates of less than 12 months. Management believes counterparty risk on financial instruments is minimal since the Company deals with major banks and financial institutions.
At December 31, 2025, the Company holds $628,000 in currencies other than the U.S. dollar compared with $904,000 at December 31, 2024 and $455,000 at December 31, 2023 (See Note 14). The amount received from research tax credit in 2023 and 2024 is denominated in euros. At December 31, 2025, the Company has loans denominated in euros for a principal amount of $3,004,000 ($4,292,000 and $12,957,000 at December 31, 2024 and 2023, respectively).

23.3. Financial risk management objectives and policies
The Company’s principal financial liabilities comprise trade payables (current and non-current), lease liabilities, government loans, convertible debt, and in 2023 and 2024, interest-bearing receivables financing and unsecured related party loan. The Company has various financial assets such as trade receivables, deposits and cash and cash equivalents, which arise directly from its operations, as well as from capital increases.
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
Nearly 100% of total revenues and 93% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. 41% of operating expense is denominated in euros. (See Note 23.2 regarding hedging arrangements). If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, as measured using the Company's 2025 weighted average exchange rate of one euro = $1.1190, the Company estimates the impact, in absolute terms, on operating expenses and on financial liabilities for the year ended December 31, 2025 would have been approximately $2.5 million.
Credit risk
It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures and as such are considered to have low credit risk at initial recognition. Receivable balances are monitored on an ongoing basis. There is a rebuttable presumption in IFRS 9 that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due. The Company considers that credit risk has not increased significantly on its outstanding not impaired trade receivables since initial recognition. The Company considers events of default based on the specific facts and circumstances relevant to the outstanding amount. In 2023 and 2024, the Company subscribed to a credit insurance policy which provided assistance in determining credit limits and collection, in addition to some coverage of uncollectible amounts; given that most customers are now larger and better known than in the past, the Company has ceased subscribing to credit insurance in 2025.
The following table summarizes customers representing a significant portion of the Company’s total revenue:

Customer	Customer Location	% of total revenues for the year ended December 31,			Trade receivables at December 31,
		2025	2024	2023	2025	2024	2023
A	America	33%	53%	—%	—	345,093	—
B	China	13%	15%	Less than 10%	909,340	1,351,560	1,345,910
C	China	Less than 10%	12%	56%	—	—	3,411,000
D	Japan	—%	Less than 10%	16%	—	—	18,000
With respect to credit risk arising from the other financial assets, which comprise cash and cash equivalents, the Company’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. Nearly all cash and cash equivalents are held in France at three large and international banks. At a point in time, significant amounts of cash may be held briefly at the Company's digital assets custodial. Typically such cash balances are transferred to one of the Company's French banks with days. At December 31, 2025, $6.8 million was held at the digital assets custodian; such funds were transferred to the French bank in early January.
Vendor concentration risk
Access to foundry capacity is critical to the Company’s operations as a fabless semiconductor company. The Company currently depends on a sole independent foundry in Taiwan to manufacture its semiconductor wafers. The Company works with three vendors for manufacturing and testing chipsets and three vendors for assembling modules, but typically works with one dedicated vendor per product.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Liquidity risk
The Company monitors its risk of a shortage of funds using a cash flow planning tool. This tool considers the maturity of both its financial investments and financial assets (e.g. accounts receivables, other financial assets) and projected cash flows from operations.
The following table includes our contractual obligations, including interest, for existing financial liabilities as of the following dates:

	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
	(in thousands)
At December 31, 2023
Research project financing	$2,057	$113	$165	$207	$—	$—	$2,542
Interest-bearing receivables financing	9,544	—	—	—	—	—	9,544
Government loans	1,791	1,414	695	—	—	—	3,900
Convertible debt (1)	52,278	—	—	—	—	—	52,278
Unsecured related party loan	8,922	—	—	—	—	—	8,922
Lease liabilities	1,471	1,102	387	61	70	25	3,116
Trade payables	16,281	—	—	—	—	—	16,281
Other current liabilities	8,595	—	—	—	—	—	8,595
	$100,939	$2,629	$1,247	$268	$70	$25	$105,178
At December 31, 2024
Research project financing	$3,938	$4,026	$77	$307	$55	$—	$8,403
Interest-bearing receivables financing	3,742	—	—	—	—	—	3,742
Government loans	1,303	1,116	—	—	—	—	2,419
Convertible debt	—	—	—	—	—	—	—
Unsecured related party loan	—	—	—	—	—	—	—
Lease liabilities	1,439	333	—	—	—	—	1,772
Trade payables	6,106	—	—	—	—	—	6,106
Other current liabilities	10,438	—	—	—	—	—	10,438
Income tax liabilities	2,827	—	—	—	—	—	2,827
	$29,793	$5,475	$77	$307	$55	$—	$32,880
At December 31, 2025
Research project financing	$2,945	$1,617	$493	$480	$144	$—	$5,679
Government loans	979	—	—	—	—	—	979
Convertible debt	56,422	—	—	—	—	—	56,422
Lease liabilities	601	(79)	(110)	205	540	669	1,826
Trade payables	10,081	376	—	—	—	—	10,457
ACP contingent purchase price payable	—	984	—	—	—	—	984
Other current liabilities	12,202	—	—	—	—	—	12,202
Income tax liabilities	3,124	—	—	—	—	—	3,124
	$86,354	$2,898	$383	$685	$684	$669	$91,673
(1) Based on the existing contractual terms as of December 31, 2022 and assuming the Company's options to extend maturity dates are exercised.
The Company’s liquidity risk for the next 12 months is described in note 2.1. The term of agreements with strategic partners which gave rise the contract liability recorded in the amount of $3,943,000, $10,712,000 and $5,486,000 as of December 31, 2025, 2024 and 2023, respectively, are described under note 21.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
Capital management
The primary objective of the Company’s capital management is to continue to execute according to its business plans and budgets in order to achieve profitability and positive cash flow, and to maximize shareholder value.
23.4. Changes in liabilities arising from financing activities, including government grants

(in thousands)	January 1, 2023	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment and conversion	Other(1)	December 31, 2023
Government grant advances and loans	$10,394	(466)	182	225	—	(2,473)	$7,862
Convertible debt	$43,455			9,152	(247)	(82)	$52,278
Unsecured related party loan	—	9,000	—	127	—	(205)	8,922
Lease liabilities	$3,569	(1,321)	113	479	—	276	$3,116
Interest-bearing financing of receivables	$7,723	1,483	179	234	—	(75)	$9,544
Total	$65,141	8,696	474	10,217	(247)	(2,559)	$81,722

(in thousands)	January 1, 2024	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of amendment and conversion	Other(1)	December 31, 2024
Government grant advances and loans	$7,862	5,267	(244)	9		(745)	$12,149
Convertible debt	$52,278	(54,935)		16,277		(13,620)	$—
Unsecured related party loan	8,922	(9,000)	—	502		(424)	—
Lease liabilities	$3,116	(1,508)	(28)	322		(130)	$1,772
Interest-bearing financing of receivables	$9,544	3,329	(38)	106		(9,199)	$3,742
Total	$81,722	(56,847)	(310)	17,216	—	(24,118)	$17,663

(in thousands)	January 1, 2025	Cash flows	Foreign exchange movement	Accrued interest	Non-cash impact of debt extinguishment	Other(1)	December 31, 2025
Government grant advances and loans	$12,149	(678)	1,614	(27)		(4,474)	$8,584
Convertible debt	$—	73,752		11,174	46,794	(75,298)	$56,422
Lease liabilities	$1,772	(1,591)	(38)	229		1,454	$1,826
Interest-bearing financing of receivables	$3,742	(3,742)					$—
Total	$17,663	67,741	1,576	11,376	46,794	(78,318)	$66,832
(1) In 2023, 2024 and 2025, Other includes additions in lease liabilities, which are non-cash. In 2024, Other includes the netting of the interest-bearing financing debt with the Research tax credit receivable, the fair value of the embedded option of the convertible debts repaid during the year. In 2025, Other includes the fair value of the embedded option of the convertible debt and the 2025 warrants .

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
24. Commitments and contingencies
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
Bank guarantee
A bank guarantee was issued in favor of the owners of leased office space in France, in order to secure six months of lease payments, for an amount of $370,000 as of December 31, 2025 ($327,000 and $348,000 as of December 31, 2024 and 2023, respectively). This guarantee was secured by the pledge of certificates of deposit and mutual funds for 100% of the amount of the guarantee. The total value of investments secured to cover this bank guarantee was $409,000 at December 31, 2025 ($353,000 and $360,000 at December 31, 2024 and 2023).
Purchase commitments
As of December 31, 2025, the Company had $7.8 million of non-cancelable purchase commitments with its third-party manufacturer and suppliers for future deliveries of equipment, components and fixed assets, principally during 2026.
25. Related party disclosures
There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions.
As of December 31, 2023 and 2024, B. Riley Asset Management LLC and Lynrock Lake owned 10% or more of the share capital of the Company. On April 12, 2023, 272 Capital Fund LP, an entity managed by B. Riley Asset Management LLC (“BRAM”) and affiliated with Wes Cummins, a director of the Company and the President of BRAM (which relationship terminated at the end of 2024), purchased 1,310,221 ADSs in the offering. Lynrock Lake also purchased 3,930,663 ADSs. On September 26, 2023, 272 Capital Fund LP purchased 2,120,141 ADSs.
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
Effective March 20, 2020, the convertible notes issued in August 2019 were amended to grant the Company two options to extend the term of the note (See Note 17.1.).
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

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
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
On August 4, 2023, the Company entered into a Memorandum of Understanding with Renesas providing that Renesas and the Company engaged in a series of transactions pursuant to which Renesas would seek to acquire (through an affiliate) all of the issued and outstanding ordinary shares of the Company. On February 22, 2024, Renesas notified the Company that Renesas was terminating the Memorandum of Understanding due its receipt of an adverse Japanese tax ruling on February 15, 2024 from the National Tax Agency of Japan. Obtaining a favorable Japanese tax ruling had been one of the closing conditions for the transaction.
On March 19, 2024, Dr. Sailesh Chittipeddi resigned from the Company's Board of Directors.
As of December 31, 2025, Mr. Daniel Asher is the beneficial owner of over 10% of the Company's capital via his voting and dispositive control over DBA Trading, LLC and AFO Blackberry, LLC, the managing member of AFOB FIP MS, LLC ("AFOB"). DBA Trading, LLC holds 138,781,100 ordinary shares represented by 1,387,811 ADSs. AFOB holds 51,344,400 ordinary shares represented by 513,444 ADSs.
In July 2025, AFOB participated in the private placement of equity and convertible debt issued by the Company. AFOB purchased 714,285 ADS at the current ratio, representing 71,428,500 ordinary shares, for $10 million. At the time, this represented 4.6% of the outstanding capital of the Company. AFOB also purchased $10.0 million of the convertible debt, with a conversion price of $21.00 per ADS at the current ratio. In October 2025, half of the outstanding amount of the debt was redeemed, followed by further redemptions in February, March and April 2026. As of April 23, 2026, $2.3 million of the debt remains outstanding.
In connection with the investments in equity and convertible debt, AFOB received 2025 warrants to purchase an additional 214,285 ADS at the current ratio, representing 21,428,500 ordinary shares, for $14.00 per ADS at the current ratio. All the 2025 warrants expired unexercised on December 31, 2025.
No other transactions have been entered into with these or any other related parties in 2023, 2024 and 2025, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.
Compensation of key management personnel

	Year ended December 31,
	2023	2024	2025
	(in thousands)
Fixed and variable wages, social charges and benefits expensed in the year	$2,689	$5,105	$6,084
Share-based payment expense for the year	4,144	2,763	2,161
Board members fees to non-executive members	199	214	177
Total compensation expense for key management personnel	$7,032	$8,082	$8,422
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
On July 25, 2023, the board of directors approved a special transaction bonus to Dr. Karam in the amount of €1,000,000 conditional upon the closing the proposed acquisition of the Company by Renesas. The transaction bonus was never paid due to

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
the termination of the proposed transaction by Renesas in February 2024. In addition, on August 15, 2023, the board of directors approved the payment by the Company of legal fees incurred by Dr. Karam in the connection with the negotiation with Renesas of the conditions of his retention as Chief Executive Officer of the Company upon change of control. A total amount of $50,401 in such legal fees were paid during 2023. In October 2024, the board of directors approved a special transaction bonus to Dr. Karam in the amount of €2,000,000 conditional upon closing of the strategic transaction with Qualcomm described in Note 4.
For the year ended December 31, 2025, the Company estimates that approximately $12,000 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
Directors’ interests in an employee share incentive plan
The Company granted warrants to certain members of the Board of Directors during the years ended December 31, 2023, 2024 and 2025:
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
- On June 30, 2025, the shareholders authorized the Board of Directors to grant to Mrs Marced Martin and each of Messrs. Cohenour, Cummins, de Pesquidoux, Maitre, Nottenburg, and Slonimsky warrants to purchase 360,000 ordinary shares. On June 30, 2025, the Board used this authorization to make such grants with an exercise price of $0.15 per ordinary share.
The board members were required to subscribe to the warrants at a price of €0.00001 per warrant for the warrants granted in 2023, 2024 and 2025.
Share-based payment expense incurred in connection with these transactions amounted to $135,000 in the year ended December 31, 2025 (2024: $238,000; 2023: $292,000).

26. Events after the reporting date
New York Stock Exchange compliance
On January 14, 2026, the New York Stock Exchange (the “NYSE”) notified us that we had regained compliance with all continued listing standards. On June 5, 2025, the NYSE notified us that we had become noncompliant with the minimum market capitalization requirements of the NYSE Listed Company Manual because we had an average global market capitalization over a consecutive 30 trading-day period below $50,000,000 and, at the same time, stockholders’ equity was less than $50,000,000.
Amendment to Convertible Debt and Sale of Bitcoin

On February 10, 2026, the Company entered into a second amendment of the Secured Convertible Debenture Purchase Agreement for the Company’s convertible debt issued on July 7, 2025 (the “Debentures”). Pursuant to the Amendment, the Company will redeem in full the remaining $94.5 million aggregate principal amount of outstanding Debentures at a cash price equal to one hundred percent of the principal amount being redeemed, plus any accrued and unpaid interest. Subject to certain restrictions set forth in the Debentures, the redemption will be funded by the sale of Bitcoin held in a securities account to secure the Debentures (the “Bitcoin Collateral Account”) in increments such that, on or before June 1, 2026, either the Debentures will be fully redeemed or all 1,617 Bitcoin in the Bitcoin Collateral Account will have been sold to fund the redemption of the applicable portion of the principal amount of outstanding Debentures. To the extent that any principal amount or any accrued and unpaid interest thereon remains outstanding (the “Outstanding Amount”) following the release of all 1,617 Bitcoin from the Bitcoin Collateral Account, such Outstanding Amount shall not be subject to repurchase by the Company at the option of any holder of the Debentures until January 7, 2027 at the earliest, except as otherwise set forth in the Debentures.

Sequans Communications S.A.
Notes to the Consolidated Financial Statements—(Continued)
As of April 23, 2026, the Company had released from collateral and sold 700 Bitcoin for a total of $50.8 million, all of which proceeds were used to fund the redemption of outstanding convertible debt. As of April 23, 2026, $43.7 million of convertible debt remains outstanding.
As of April 23, 2026, the Company holds 1,114 Bitcoin, of which 917 are held as security for the remaining outstanding convertible debt and 197 are held without any restriction. The total Bitcoin held are valued at $86.7 million as of April 23, 2026 based on the quoted value on Coinbase, timestamp 23.59.59 Paris. The Company continues to monitor market conditions and may adjust its digital assets holdings as part of its ongoing treasury management strategy.
On April 25, 2026, the conversion price of the convertible debt was reset from $21.00 per ADS to $14.00 per ADS in accordance with the terms of the debenture agreement.
Grant of restricted shares
At the meeting of April 28, 2026, the Board of Directors granted to two officers 8,420,000 restricted share awards, representing 84,200 ADS with vesting over three years.